UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40-F

☑	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

☐	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended
Commission File Number

Jaguar Mining Inc.
(Exact name of Registrant as specified in its charter)

Ontario
(Province or other Jurisdiction of Incorporation or Organization)	1000 (Primary Standard Industrial Classification Code Number)	98-6396253 (I.R.S. Employer Identification No.)
48 Pleasant St.
Concord, New Hampshire 03301
(603) 224-4800
(Address and telephone number of Registrants’ principal executive offices)
Hinckley, Allen & Snyder LLP
43 North Main Street
Concord, NH, 03301
(603) 225-4334
(Name, address (including zip code) and telephone number
(including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Name of Each Exchange
Title of Each Class	on which Registered

Common Shares, No Par Value	None
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
For annual reports, indicate by check mark the information filed with this Form:
☐ Annual information form                               ☐ Audited annual financial statements
     Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the registrant in connection with such rule.
Yes ☐                            82-                                           No ☑
     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
Yes ☐                                                                             No ☑

EXHIBITS
SIGNATURE
EXHIBIT INDEX
EX-23.1
EX-23.2
EX-23.3
EX-23.4
EX-99.1

DOCUMENTS FILED UNDER COVER OF THIS FORM

Document No.
1.	Annual Information Form for the year ended December 31, 2006.

2.	Annual Information Form for the year ended December 31, 2005.

3.	Audited Annual Financial Statements for the year ended December 31, 2006 and December 31, 2005.

4.	Audited Annual Financial Statements for the year ended December 31, 2005 and December 31, 2004.

5.	Unaudited Interim Financial Statements for the period ended March 31, 2007.

6.	Unaudited Interim Financial Statements for the period ended September 30, 2006.

7.	Unaudited Interim Financial Statements for the period ended June 30, 2006.

8.	Unaudited Interim Financial Statements for the period ended March 31, 2006.

9.	Management’s Discussion and Analysis for the years ended December 31, 2006 and 2005.

10.	Management’s Discussion and Analysis for the years ended December 31, 2005 and 2004.

11.	Management’s Discussion and Analysis for the three months ended March 31, 2007 and 2006.

12.	Management’s Discussion and Analysis for the nine months ended September 30, 2006 and 2005.

13.	Management’s Discussion and Analysis for the six months ended June 30, 2006 and 2005.

14.	Management’s Discussion and Analysis for the three months ended March 31, 2006 and 2005.

15.	Financial Advisory Agreement dated February 27, 2007.

16.	Underwriting Agreement dated March 9, 2007.

17.	Note Indenture dated March 22, 2007 relating to the 10.5% Secured Notes due March 23, 2012.

18.	Second Supplemental Warrant Indenture, dated February 28, 2007.

19.	First Supplemental Warrant Indenture, dated December 20, 2005.

20.	Material Change Report, dated May 4, 2007.

21.	Material Change Report, dated March 19, 2007.

22.	Material Change Report, dated March 5, 2007.

23.	Material Change Report, dated February 14, 2007.

24.	Material Change Report, dated February 1, 2007.

25.	Material Change Report, dated April 3, 2006.

26.	Press Release, dated June 7, 2007, concerning an update of the Paciência project.

27.	Press Release, dated May 16, 2007, concerning Shareholders’ approval of all proposals at the 2007 Annual Meeting of the Shareholders.

28.	Press Release, dated May 9, 2007, concerning the highlights of first quarter 2007 financial and operational results.

29.	Press Release, dated April 30, 2007, concerning conference call to discuss first quarter 2007 financial and operational results.

30.	Press Release, dated April 27, 2007, concerning the development of the Caeté gold project.

31.	Press Release, dated April 11, 2007, concerning the analyst meeting and tour of mining properties and processing facilities.

32.	Press Release, dated April 2, 2007, concerning the completion of the early warrant exercise program.

33.	Press Release, corrected, dated March 26, 2007, concerning financial and operational results for the period ended December 31, 2006.

34.	Press Release, dated March 22, 2007, concerning the closing of the CDN $86,250,000 private placement of units.

35.	Press Release, dated March 21, 2007, concerning conference call to announce fourth quarter and fiscal year 2006 financial and operating results.

36.	Press Release, dated March 12, 2007, concerning the pricing of the CDN $75,000,000 private placement of units.

37.	Press Release, dated March 12, 2007, concerning the announcement of a joint venture with Xstrata to explore the Pedra Branca Gold Project in Northern Brazil.

38.	Press Release, dated February 28, 2007, concerning the announcement of the early exercise period for the early exercise of listed warrants.

39.	Press Release, dated February 27, 2007, concerning the announcement of the CDN $75,000,000 private placement of units.

40.	Press Release, dated February 27, 2007, concerning shareholder approval of the early exercise of listed purchase warrants.

41.	Press Release, dated February 23, 2007, concerning completion of pre-feasibility study.

42.	Press Release, dated February 7, 2007, concerning the clarification of U.S. accredited investor status for the early warrant exercise program.

Document No.
43.	Press Release, dated February 5, 2007, concerning the announcement of an early exercise of warrants to raise development capital.

44.	Press Release, dated February 1, 2007, concerning shareholder rights plan.

45.	Press Release, dated January 18, 2007, concerning the first gold pour at Turmalina mine and processing facilities near Belo Horizonte in the state of Minas Gerais, Brazil.

46.	Press Release, dated November 15, 2006, concerning financial and operational results for the third quarter ended September 30, 2006.

47.	Press Release, dated November 15, 2006, concerning commissioning of the Turmalina mine and processing facilities.

48.	Press Release, dated November 10, 2006, concerning conference call to discuss third quarter 2006 financial and operational results.

49.	Press Release, dated October 16, 2006, concerning results from Phases I and II of the Paciência Gold Project Feasibility Study.

50.	Press Release, dated September 29, 2006, concerning results from Phase I of the exploration program of the Satinoco Zone at the Turmalina mine and processing facilities.

51.	Press Release, dated August 23, 2006, concerning announcement of proposed normal course issuer bid and departure of Robert Jackson, Executive Vice President of Corporate Development.

52.	Press Release, dated August 15, 2006, concerning financial and operational results for the second quarter ended June 30, 2006.

53.	Press Release, dated August 1, 2006, concerning results from Phase III of the Turmalina Gold Project Technical Report.

54.	Press Release, dated June 8, 2006, concerning completion of Phase III of the Turmalina Gold Project drilling program.

55.	Press Release, dated May 12, 2006, concerning financial and operational results for the first quarter ended March 31, 2006.

56.	Press Release, dated April 24, 2006, concerning announcement of strike of high-grade gold intercepts at the Turmalina mine.

57.	Press Release, dated March 31, 2006, concerning financial and operational results for the year and quarter ended December 31, 2005.

58.	Press Release, dated March 27, 2006, concerning closing of equity offering.

59.	Press Release, dated March 21, 2006, concerning the closing of the CDN $53,025,000 offering of common shares.

60.	Press Release, dated March 17, 2006, concerning completion of Phase II of the Turmalina Gold Project drilling program.

61.	Press Release, dated March 3, 2006, concerning announcement of increase in size of bought deal financing to CDN $53,025,000.

62.	Press Release, dated March 3, 2006, concerning announcement of bought deal financing of CDN $45,003,000.

63.	Press Release, dated February 20, 2006, concerning fiscal 2007 target production capacity.

64.	Press Release, dated February 15, 2006, concerning results from on-going exploration at Turmalina mine.

65.	Press Release, dated February 1, 2006, concerning commissioning of new gold oxide heap leach and recovery plant at Sabará.

66.	Press Release, dated January 19, 2006, concerning announcement of optioning of seven properties from Companhia Vale do Rio Doce in the Sabará region.

67.	Press Release, dated January 5, 2006, concerning commencement of construction of the Turmalina mine.

68.	Management Information Circular as at April 12, 2007.

69.	Management Information Circular as at February 7, 2007.

70.	Management Information Circular as at April 7, 2006.

71.	Paciência Gold Project Pre-Feasibility Study by TechnoMine Services, LLC, dated March 30, 2007.

72.	Turmalina Gold Project Technical Report by Scott Wilson Roscoe Postle Associates Inc. dated, July 31, 2006.

73.	Turmalina Gold Project Technical Report by Roscoe Postle Associates Inc. dated, March 14, 2006.

74.	Sabará Gold Project Technical Report by Roscoe Postle Associates Inc. dated, February 17, 2006.

Document No. 1
JAGUAR MINING INC.
Annual Information Form
for the year ended December 31, 2006
Dated March 30, 2007

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CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS	3
CORPORATE STRUCTURE	4
GENERAL DEVELOPMENT OF THE BUSINESS	4
DESCRIPTION OF THE BUSINESS	9
RISK FACTORS	47
DIVIDENDS	52
DESCRIPTION OF CAPITAL STRUCTURE	52
MARKET FOR SECURITIES	52
DIRECTORS AND OFFICERS	53
PROMOTERS	58
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	58
TRANSFER AGENTS AND REGISTRAR	59
MATERIAL CONTRACTS	59
INTERESTS OF EXPERTS	60
ADDITIONAL INFORMATION	60
APPENDIX A CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS	61

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
Certain information contained herein and in the documents incorporated by reference herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan”, “goal”, “strategy”, “budget”, “estimates”, “schedule”, “expect”, “project”, “intend”, “believe”, “anticipate” and other similar words, or statements that certain events or conditions “may”, “could”, “might”, or “will” occur. Statements relating to “mineral reserves” or “mineral resources” are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the mineral reserves and mineral resources described can be profitably produced in the future. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future, political risks and other factors described in this annual information form under the heading “Risk Factors”.
Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this annual information form. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, the following assumptions: that there is no material deterioration in general business and economic conditions; that there is no unanticipated fluctuation of interest rates and foreign currency exchange rates; that the supply and demand for, deliveries of, and the level and volatility of prices of gold as well as oil and petroleum products develop as expected; that we receive regulatory and governmental approvals for our development projects and other operations on a timely basis; that we are able to obtain financing for our development projects on reasonable terms; that there is no unforeseen deterioration in our costs of production or our production and productivity levels; that we are able to procure mining equipment and operating supplies in sufficient quantities and on a timely basis; that engineering and construction timetables and capital costs for our development and expansion projects are not incorrectly estimated or affected by unforeseen circumstances; that costs of closure of various operations are accurately estimated; that there are no unanticipated changes to market competition, that our reserve estimates are within reasonable bounds of accuracy (including with respect to size, grade and recoverability) and that the geological, operational and price assumptions on which these are based are reasonable; that we realize expected premiums over London Metal Exchange cash and other benchmark prices; and that we maintain our ongoing relations with our employees and with our business partners and joint venturers.
Although Jaguar Mining Inc. (“Jaguar”) has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. The forward-looking statements contained in this annual information form and the documents incorporated by reference herein are expressly qualified by this cautionary statement. Jaguar undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. There can be no assurance that the forward-looking statements contained in this annual information form and the documents incorporated by reference herein will prove to be accurate as actual results and future events could differ materially from those anticipated, estimated or intended in such statements. Accordingly, the reader is cautioned not to place undue reliance on forward-looking statements.

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CORPORATE STRUCTURE
Jaguar was incorporated on March 1, 2002 pursuant to the Business Corporations Act (New Brunswick). On March 30, 2002, Jaguar issued initial common shares to Brazilian Resources, Inc. (“Brazilian”) and IMS Empreendimentos Ltda. (“IMS”) in exchange for property. In that transaction, Brazilian contributed to Jaguar all of the issued and outstanding shares in Mineração Serras do Oeste, Ltda. (“MSOL”), a Brazilian mining company that controlled the mineral rights, concessions and licenses to certain property located near the community of Sabará, east of Belo Horizonte in the state of Minas Gerais, Brazil (the “Sabará Property”), and IMS contributed to Jaguar a 1,000-tonne per day production facility located near the community of Caeté east of Belo Horizonte in the state of Minas Gerais, Brazil (the “Caeté Plant”) and the mineral rights to a nearby property related to National Department of Mineral Production (“DNPM”) Mineral Exploration Request no. 831.264/87 and DNPM Mineral Exploration Request nos. 830.590/83 and 830.592/83 (the “Rio de Peixe Property”).
On October 9, 2003, pursuant to an amalgamation agreement dated July 16, 2003, Jaguar amalgamated with Rainbow Gold, Ltd. (“Rainbow”), a then inactive reporting issuer listed on the TSX Venture Exchange (the “TSX-V”) through a reverse take-over. The post amalgamation entity changed its name to “Jaguar Mining Inc.” Each shareholder of Rainbow received one common share of Jaguar (a “Common Share”) for every 14 common shares of Rainbow owned. The amalgamated entity adopted the name “Jaguar Mining Inc.” Jaguar was approved for listing on the TSX-V on October 14, 2003 and began trading on October 16, 2003. Jaguar subsequently graduated from the TSX-V to the Toronto Stock Exchange (the “TSX”) and began trading on the TSX on February 17, 2004 under the symbol “JAG”.
Jaguar was continued into Ontario in October 2003 pursuant to the Business Corporations Act (Ontario) and is currently a corporation existing under the laws of Ontario. Jaguar retains its pre-amalgamation management team, and no former Rainbow directors serve on Jaguar’s board of directors. Jaguar’s head office is located at 48 Pleasant Street, Concord, New Hampshire (USA) 03301, and its registered office is located at 40 King Street West, Suite 5800, P.O. Box 1010, Toronto, Ontario, Canada M5H 351.
Jaguar has one wholly-owned direct subsidiary, MSOL, incorporated under the laws of the Republic of Brazil. The registered and head office of MSOL is located at Rua Fernandes Tourinho, 487, 7th Floor, Bairro Savassi, Belo Horizonte, Minas Gerais, CEP 30.112-000, Brazil. Jaguar has one indirect wholly-owned subsidiary, Mineração Turmalina Ltda. (“MTL”). MTL is incorporated under the laws of the Republic of Brazil, and is a direct wholly-owned subsidiary of MSOL. The registered and head office of MTL is located at Rua Fernandes Tourinho, 487, 7th Floor, Bairro Savassi, Belo Horizonte, Minas Gerais, CEP 30.112-000, Brazil.
GENERAL DEVELOPMENT OF THE BUSINESS
Corporate History
In 2001, the principals of Brazilian and IMS recognized that an opportunity existed to create a mid-sized gold producer in the Quadrilátero Ferrífero (“Iron Quadrangle”) region of Brazil by acquiring various late-stage gold exploration properties with existing resources and relatively new plant and equipment, at prices reflecting the comparatively distressed state of the gold mining industry at that time. Gold prices were depressed compared to historical levels and, for different reasons, Mineração AngloGold Ltda., a subsidiary of AngloGold Ashanti Limited (“AngloGold Ashanti”), Companhia Vale do Rio Doce (“CVRD”) and Rio Tinto Desenvolvimentos Minerais Ltda. (“RTZ”) were all contemplating the rationalization of their gold property and equipment portfolios. Brazilian and IMS believed that no junior mining companies operating in the region were in a strong enough financial condition to broadly negotiate to acquire the available properties.
For a description of the history of the corporate structure of Jaguar, see “CORPORATE STRUCTURE”.
On October 30, 2003, Brazilian and IMS entered into a voting agreement in which each party agreed to vote its Jaguar shares at any shareholders meeting in identical fashion or forego its vote. Brazilian and IMS agreed to cast votes for the board of directors such that a representative from each of Jaguar and IMS will always be a member of the board of directors. The parties further agreed that neither will sell nor otherwise transfer more than 50 percent of its Jaguar shares to any single party. This voting agreement was irrevocable until October 16, 2006. On November

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10, 2006, Brazilian and IMS executed an amendment to the voting agreement, which extended the irrevocability from October 16, 2006 to October 21, 2008.
Mining Exploration, Production History and Corporate Transactions
In 2003, Jaguar commissioned TechnoMine Services, LLC (“TechnoMine”) to produce studies of its Sabará Property. Jaguar filed a Feasibility Study of Zone B of the Sabará Property on SEDAR on June 30, 2003 and filed a revised study on January 28, 2004, both of which can be found at http://www.sedar.com.
Jaguar completed a series of private financings in 2002 and 2003 to obtain capital to develop the Sabará Zone B Property and to acquire a portfolio of properties and equipment from AngloGold Ashanti, CVRD and RTZ.
In July 2003, Jaguar commenced pre-mining operations at the Sabará Zone B Property. In December 2003 Jaguar began pouring gold from the Sabará Zone B Property at the Caeté Plant. Mining at Sabará Zone B concluded in the fourth quarter of 2005.
On November 19, 2003, Jaguar’s subsidiary, MSOL, acquired mineral rights in an area known as Santa Bárbara (east of Belo Horizonte in the state of Minas Gerais, Brazil) from CVRD for a purchase price of US$1,114,000. Pursuant to the agreement, if resources are measured and indicated following two years of exploration in excess of those measured and indicated from prior drilling programs, MSOL will pay CVRD US$7.48 per ounce of gold for such additional resources. Jaguar has been exploring the property during the last two years and initially contemplated building a sulfide plant on site, but the acquisition of the Roça Grande property created an opportunity to develop a project with greater plant capacity to receive ore from several mineral properties. Jaguar now contemplates mining underground non-refractory sulfide ore at the Pilar Mine, which is part of the Santa Bárbara property, and truck its ore for processing at the expanded Caeté Plant. During 2006 Jaguar produced small amounts of oxide ore at Pilar, which ore was processed at the Caeté Plant.
On November 21, 2003, Jaguar acquired its Paciência, Juca Vieira, Catita, Bahú, Marzagão, Camará and Morro do Adão properties in the Iron Quadrangle region of Brazil from AngloGold Ashanti for a total of US$818,472 to be paid in installments. These properties are subject to a monthly royalty payment of between 1.5 percent and 4.5 percent on gross revenues to be paid to AngloGold Ashanti. The scale of the royalty payment fluctuates in accordance with the price of gold. Pursuant to the agreement, AngloGold Ashanti has the right, following exhaustion of the reserves developed from the known resources on any concession of any of the subject properties, to develop a full valuation of any of such concession, including drilling works. If such valuation identifies the existence, in one or more concessions, of additional measured and indicated resources of a minimum of 750,000 ounces on any such concession, AngloGold Ashanti will have the right to reacquire up to 70 percent of any of such concession by payment of an ascribed value of US$10.50 per ounce of the new measured and indicated resources plus a royalty on the same sliding scale as above on gross revenues from the reacquired portion of any such concession. Jaguar completed a pre-feasibility study for the Santa Isabel Mine in the Paciência property and expects to complete a feasibility study in the second quarter of 2007.
MSOL and AngloGold Ashanti own adjacent properties in the Lamego area in the Iron Quadrangle region of Brazil. On November 21, 2003, MSOL entered into an agreement with an AngloGold Ashanti subsidiary, Mineração Morro Velho Ltda. (“Morro Velho”) regarding exploration at the adjacent properties. AngloGold Ashanti has applied for concession of mining rights for sulfide mineral resources on its property, and MSOL already has received concessions for oxide mineral resources on its property. Through Morro Velho, AngloGold Ashanti granted to MSOL the right to explore for oxide resources on AngloGold Ashanti’s Lamego property, and in exchange MSOL granted to AngloGold Ashanti the right to explore for sulfide resources on MSOL’s Lamego property. Each party has the right following 24 months of investigation to confirm whether it is interested in mining sulfide or oxide resources, as applicable, at the Lamego properties or to conduct additional surveys. Both parties agreed to establish criteria for simultaneous mining operations of sulfide and oxide, mining plans and promulgation of environmental studies. If the parties elect to mine the properties, payments will be made according to whether the mining rights are assigned (whereby a monthly royalty payment will be due based on a sliding scale from 1.5 percent to 4.5 percent on gross revenues from gold produced, the percentage of such royalty being determined based on the US$ price of gold at a given time) or split-off (whereby each party will pay the other a sum equal to 15 percent of measured and indicated resources (calculated at US$15 per ounce) as follows: (i) 15 percent of such amount at the date of transfer;

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(ii) 28.34 percent of such amount one year following transfer; (iii) 28.33 percent of such amount two years following transfer; and (iv) 28.33 percent of such amount three years following transfer. A monthly royalty will also be due based on the same schedule as used for assignment of rights).
On November 21, 2003, MSOL also entered an agreement with Morro Velho in which AngloGold Ashanti agreed to provide to MSOL certain ore treatment services, gold refining services and marketing services. The treatment operations began in the first quarter of 2006. MSOL agreed to deliver for treatment a certain number of metric tons of gold each year for four years starting in January 2006 and ending in 2009. If AngloGold Ashanti fails to treat the scheduled amount of ore, it will pay a penalty to MSOL. AngloGold Ashanti will provide gold refining services and each year will refine the amount of gold agreed upon by the parties by December 30th of the preceding year. AngloGold Ashanti further agreed to market MSOL’s gold. As a fee for the refining and marketing aspects of the contract, MSOL will pay one percent of the gross income from sales resulting from the refining and marketing services. The agreement is in effect with respect to the treatment services until December 31, 2009, and with respect to the refining and marketing services until 2017, or a previous date if the sources of natural resources are exhausted. MSOL may terminate the agreement if it determines through a mineral survey that the exploitation of certain specified deposits is not feasible. In January 2007, Jaguar notified AngloGold Ashanti that it elected not to exercise its rights to process non-refractory ore at its treatment facility (the “Queiroz Plant”). This decision was based on an internal assessment of production alternatives, which Jaguar has determined should generate a greater level of profitability in the future by processing available ore through a Jaguar-owned facility.
On February 6, 2004, Jaguar was approved for listing on the TSX, and on February 17, 2004, Jaguar’s Common Shares began trading on the TSX.
Jaguar commissioned TechnoMine to prepare a technical report in accordance with NI 43-101 to set forth the resources of all Jaguar’s concessions. TechnoMine issued its report (the “Quadrilátero Technical Report”) on March 16, 2004 and revised it on September 17, 2004 and further revised it on December 20, 2004.
On May 20, 2004, Jaguar completed a private placement offering of 1,895,800 special warrants generating proceeds of approximately Cdn.$8.5 million.
On September 30, 2004, Jaguar acquired MTL and the 13,183 acre Turmalina Gold Project (“Turmalina Project”) located in Minas Gerais, Brazil from AngloGold Ashanti. Jaguar, through MSOL, agreed to pay US$1.35 million over three years for 100 percent ownership and operational control of the Turmalina Project concessions. MSOL paid the first installment of US$600,000 at closing. MSOL paid the second installment of US$400,000 in January 2006 and must pay the final installment of US$350,000 by the date that is nine months after commercial operations commence at the Turmalina Project, or September 30, 2007, whichever occurs first.
The Turmalina Project concessions are subject to a participation interest as follows: (i) for production obtained as a result of washing of dragline-mined placers, open pit hydraulic mining or other similar method, MSOL shall pay a royalty of (a) 10 percent of annual net revenue up to US$500,000, (b) five percent of annual net revenue between US$500,000 and US$1,000,000, and (c) 2.5 percent of annual net revenue over US$1,000,000; and (ii) for production obtained as a result of in situ mineral reserves, in fresh or altered rocks, via underground or open pit mining, MSOL shall pay a royalty of (a) two percent of net revenue for the first 6 operational months, (b) two percent of net revenue during the 7th through 48th operational months (however, at least US$200,000 shall be paid every 12 months after the seventh month of production), (c) five percent after the first four years of production sale up to and including US$10,000,000, and (d) three percent after the first four years of production sale in excess of US$10,000,000.
TechnoMine prepared a technical report dated October 29, 2004, in accordance with NI 43-101 with respect to the Turmalina Project (the “TechnoMine Turmalina Technical Report”). The TechnoMine Turmalina Technical Report was revised on December 20, 2004.
On December 31, 2004, Jaguar completed a public offering in Canada and Europe and a private placement offering in the United States of 8,975,000 units of Jaguar at a price of Cdn.$3.90 per unit, with each unit consisting of one Common Share in the capital of Jaguar plus one-half common share purchase warrant, with each whole purchase warrant entitling the holder to purchase one common share of Jaguar at a price of Cdn.$4.50 at any time until

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December 31, 2007 (the “Warrants”). An additional 550,000 units were issued subsequent to year end as a result of a partial exercise of the over-allotment option held by the agent of the offering.
In January 2005, Jaguar completed a feasibility study on the remaining gold oxides at Sabará and commissioned Scott Wilson Roscoe Postle Associates Inc. (formerly Roscoe Postle Associates Inc.) (“SWRPA”) to audit the feasibility study and issue a technical report in accordance with NI 43-101. SWRPA’s report was issued on February 17, 2006 and can be found at http://www.sedar.com.
During 2006, Jaguar completed a feasibility study on the Turmalina Project and commissioned SWRPA to audit it and issue a technical report in compliance with NI 43-101. SWRPA issued its report on September 16, 2005, revised it on March 10, 2006, supplemented it on March 14, 2006 and, upon the completion of Phase II of the Turmalina exploration program in the Main and Northeast targets, further updated the report on July 31, 2006 (the “SWRPA Turmalina Technical Report”). As of such report, proven and probable mineral reserves at Turmalina are 2,916,000 tonnes grading 6.3 g/t Au containing 587,000 ounces of gold and measured and indicated mineral resources are 2,854,000 tonnes grading 7.0 g/t Au and containing 644,000 ounces of gold. Jaguar is also in final stages of ramping up the new 1,200 t/day Turmalina processing plant. Commissioning began in November 2006 and the first gold pour was conducted in January 2007.
In November 2005, Jaguar entered into a mutual exploration and option agreement with CVRD providing Jaguar with the right to explore and acquire mineral rights of seven properties, known as Roça Grande, in the Sabará region near the Caeté Plant until March 2008. CVRD’s information indicates sulfide resources and oxide resources on the properties. CVRD’s gold exploration information for the property was prepared prior to the adoption of NI 43-101, but TechnoMine has reviewed CVRD’s information and advised Jaguar that is sufficient to proceed with a feasibility study, which Jaguar intends to complete. TechnoMine has not done sufficient work to classify the historical information as current mineral resources or mineral reserves. Jaguar is not treating the historical estimate as current mineral resources or mineral reserves, and Jaguar is not relying on CVRD’s information. The contract also grants CVRD the right to explore a Jaguar property for iron ore and acquire its iron mineral rights until November 2008.
During the third quarter of 2005 Jaguar advanced towards completion of its own testing laboratory adjacent to the Caeté Plant. The laboratory was completed and became operational in the fourth quarter of 2005. The on-site testing laboratory is expected to expedite process control and certain exploration testing and will alleviate some of the delays experienced in 2005 by excessive demand on the independent laboratories due to surging mining activity. An independent laboratory will be utilized by Jaguar in other circumstances.
On December 20, 2005, MTL obtained a secured financing facility in an amount of up to US$14,000,000 (the “Turmalina Facility”) which will be used primarily to finance the construction and start-up of the Turmalina Project mine. Up to US$2,250,000 of the Turmalina Facility may be used for reimbursement of costs for the Sabará project. In connection with the Turmalina Facility, (i) MTL and MSOL provided security interests in the cash flow, equipment and other assets of the Turmalina Project and Sabará Zones A and C and a pledge, (ii) Jaguar issued a guaranty of MTL’s obligations under the Turmalina Facility, and (iii) Jaguar issued 1,093,835 unlisted warrants to the Turmalina Facility lenders (exercisable at a price of Cdn.$4.50 and with an expiry date to be between June 30, 2009 and March 31, 2010 as such date shall be determined with reference to the date of the first draw-down under the loan), 350,000 listed warrants to the lenders’ agent (exercisable at a price of Cdn.$4.50 at any time until December 20, 2007), and 300,000 unlisted Warrants to Auramet Trading, LLC in its capacity as an advisor to Jaguar with respect to the Turmalina Facility (exercisable at a price of Cdn.$3.90 at any time until December 12, 2007), in each case with each warrant entitling the holder to purchase one common share of Jaguar. In the fourth quarter of 2005, Jaguar entered into a forward sales contract agreement with the lender under the Turmalina Facility to implement a risk management strategy to manage commodity price exposure on gold sales. In February 2006 MTL made its first draw down of the Turmalina Facility in the amount of US$7,600,000. In the third quarter of 2006 Jaguar drew down the remaining US$6.4 million of the credit facility.
In December 2005, Jaguar began crushing ore at its new gold oxide heap leach facility and recovery plan at Sabará.
In January 2006, Jaguar began mining operations at Catita and started hauling its sulfide ore to the Queiróz Plant of AngloGold Ashanti.

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In March 2006, SWRPA issued a NI 43-101 compliant technical report describing Sabará’s operations and mineral resources and reserves. As of such report, proven and probable mineral reserves at Sabará were reported to be 2,046,000 tonnes grading 2.8 g/t Au containing 184,000 ounces of gold and measured and indicated mineral resources were reported to be 2,493,000 tonnes grading 2.5 g/t Au and containing 229,000 ounces of gold.
On March 27, 2006 Jaguar completed a public offering in Canada and private placement offering in the United States of 10,100,000 Common Shares at a price of Cdn.$5.25 pursuant to an Underwriting Agreement dated March 9, 2006 among Jaguar and Blackmont Capital Inc. (“BCI”), BMO Nesbitt Burns Inc., RBC Dominion Securities Inc., TD Securities Inc. (“TD Securities”) and Paradigm Capital Inc. as underwriters. The underwriters received a cash commission equal to 5.5 percent of the gross proceeds of the offering, underwriter options to purchase up to 1,335,000 Common Shares at a price of Cdn.$5.25, which they exercised at the closing on March 27, 2006, and compensation options to purchase up to 345,050 Common Shares at a price of Cdn.$5.25 with an expiry date of March 27, 2008.
On February 1, 2007, the Directors of Jaguar adopted a shareholder rights plan (the “Shareholder Rights Plan”) which is intended to ensure the fair treatment of shareholders in connection with any take-over bid for common shares. The Shareholder Rights Plan was not being adopted in response to any proposal to acquire control of Jaguar. The Shareholder Rights Plan seeks to provide shareholders with adequate time to properly assess a take-over bid without undue pressure. It also is intended to provide the Directors with more time to fully consider an unsolicited take-over bid and, if considered appropriate, to identify, develop and negotiate other alternatives to maximize shareholder value. The rights issued under the Shareholder Rights Plan will become exercisable only when a person, including its affiliates and associates and persons acting jointly or in concert with it, acquires or announces its intention to acquire beneficial ownership of common shares which when aggregated with its current holdings total 20 percent or more of the outstanding common shares (determined in the manner set out in the Shareholder Rights Plan) without complying with the “Permitted Bid” provisions of the Shareholder Rights Plan or without approval of the Board. Under the Shareholder Rights Plan, those bids that meet certain requirements intended to protect the interests of all shareholders deemed to be “Permitted Bids”. Permitted Bids must be made by way of a take-over bid circular prepared in compliance with applicable securities laws and, among other conditions, must remain open for at least sixty (60) days. In the event a take-over bid does not meet the Permitted Bid requirements of the Shareholder Rights Plan, the rights will entitle shareholders, other than the person making the take-over bid and its affiliates and associates and persons acting jointly or in concert with it, to purchase additional common shares at a substantial discount to the market price of the common shares at that time. The TSX has accepted notice of the Shareholder Rights Plan, subject to ratification by the shareholders by July 26, 2007.
On February 23, 2007, Jaguar completed a pre-feasibility study on its Santa Isabel Mine property at Paciência. The study was prepared for Jaguar by TechnoMine and a NI 43-101 report was SEDAR-filed on March 30, 2007. Based on the findings of the pre-feasibility study, Jaguar will move to advance its 100 percent owned Paciência-Santa Isabel Project toward production of approximately 70,000 ounces of gold per year at an average estimated cash cost of US$221 per ounce over an initial 5.1 year mine life. The process to obtain permits required for the Paciência-Santa Isabel Project is underway. The Installation License with respect to the project is expected to be issued early in the second quarter of 2007. The pre-feasibility study identified proven and probable mineral reserves of 2,713,900 tonnes at 4.52 g/t containing 394,450 ounces of gold.
On February 27, 2007, Jaguar filed a final short form prospectus to issue up to 340,090 common shares to the holders of 5,398,250 common share purchase warrants, upon early exercise of the warrants. Each warrant entitles the holder thereof to acquire one common share of Jaguar at a price of Cdn.$4.50 at any time prior to 5:00 p.m. (Eastern Standard Time) on December 31, 2007. Each warrant entitles the holder thereof to acquire an additional 0.063 of one common share in the event that such holder exercises his or her warrants during the thirty (30) day early exercise period commencing on February 28, 2007, and ending at 5:00 p.m. (Eastern Standard Time) on March 30, 2007. The additional 0.063 of a common share to be issued upon the exercise of the warrants during the early exercise period represents a value of Cdn.$0.43 based on the closing price on February 26, 2007 of Cdn.$6.79. If at least 66 2/3 percent of the warrants outstanding on February 28, 2007 have been exercised at or before the early warrant expiry time, each warrant that has not been so exercised during the early exercise period (except in limited circumstances with respect to U.S. warrant holders) will be exchanged, without any further action on the part of the warrant holder, including payment of the exercise price thereof or any other additional consideration, for a fraction

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of a common share equal to: (A) one plus (B) 0.063 multiplied by 50 percent minus (C) Cdn.$4.50 divided by the lesser of (i) the volume weighted average trading price of the common shares on the TSX for the five trading days ending on the early exercise expiry date, and (ii) the closing price of the common shares on the early exercise expiry date. No agency fee will be paid by Jaguar in connection with the distribution of the early exercise shares or the exchange shares being qualified under the short form prospectus. BCI is acting as financial advisor and soliciting dealer manager to Jaguar in connection with the issuance of the early exercise shares and the exchange shares. Jaguar has agreed to pay BCI a financial advisory fee of 3 percent of the exercise price for each warrant that is submitted for exercise in connection with the early exercise and automatically exchanged for exchange shares. The early exercise warrant transaction was approved by shareholders on February 27, 2007 and by warrant holders on February 28, 2007.
In March 2007, Jaguar entered into a joint venture agreement with Xstrata plc (“Xstrata”), a mining group, that allows Jaguar to explore the Pedra Branca gold project in the State of Ceará in northern Brazil (the “Joint Venture Agreement”). Under the Joint Venture Agreement, a new company or companies will be formed to mine economic gold deposits. Jaguar shall pay an aggregate fee of US$150,000 over a two year period in exchange for an option to hold a 51 percent ownership interest in the new company or companies by investing an aggregate of US$3.85 million in exploration expenditures within the next four years. Jaguar is subject to annual exploration expenditure targets for each year in which it maintains such option. Furthermore, Jaguar may increase its ownership interest in certain gold deposits to 60 percent through an additional investment of US$3 million by the fifth anniversary of the Joint Venture Agreement, subject to the rights of Xstrata to return to their 49 percent interest through additional contributions to the joint venture for certain properties which have gold deposits of two million ounces or more. Certain properties within the Pedra Branca project that are dominated by base metal deposits, or which have gold deposits of less than one million ounces, may be held in different ownership percentages and be subject to different conditions, or removed from the joint venture.
On March 22, 2007, Jaguar announced it had closed a Cdn.$86.25 million private placement of units. The units, each of which is comprised of a secured note in the principal amount of Cdn.$1,000, bearing a coupon of 10.5 percent, payable semi-annually in arrears, and 25 common shares of Jaguar, in aggregate represent an additional 2,156,250 new shares, which will result in dilution of approximately 3.5 percent to shareholders. The units were sold in Canada, the United States and other jurisdictions by a syndicate of underwriters led by TD Securities and included BCI, BMO Capital Markets and RBC Capital Markets. It is expected that the notes and shares will be listed on the TSX as soon as possible following the expiry of any statutory hold periods.
DESCRIPTION OF THE BUSINESS
General
Jaguar is a gold mining company currently engaged in gold production and in the acquisition, exploration, development and operation of gold mineral properties in Brazil.
Jaguar’s properties are located in four mining regions in the Iron Quadrangle region near Belo Horizonte, Minas Gerais, Brazil: the Sabará Region, the Paciência Region, the Santa Bárbara Region and the Turmalina Region. Through its wholly-owned subsidiaries, MSOL and MTL, Jaguar has interests in, and controls the mineral rights, concessions and licenses to a total of 15,855,960 tonnes grading 5.18 g/t Au containing 2,640,960 ounces of measured and indicated gold resources and 4,758,700 tonnes grading 5.14 g/t Au containing 786,960 ounces of inferred gold resources. The resources include 7,229,160 tonnes grading 4.90 g/t Au containing 1,138,870 ounces of proven and probable gold reserves, which is comprised of 587,000 ounces of proven and probable gold reserves at Turmalina at an average grade of 6.3 g/t Au, 159,680 ounces of proven and probable gold reserves at Sabará at an average grade of 3.06 g/t Au, and 392,190 ounces of proven and probable gold reserves at Paciência at an average grade of 4.52 g/t Au. The Turmalina Technical Reports, as defined below, contains further details with respect to currently reported gold reserves and gold resources at the Turmalina property. See “Turmalina Gold Project” below. The SWRPA Sabará Technical Report, as defined below, contains additional details regarding currently reported gold resources and reserves in the Sabará Region. The Paciência Technical Report, as defined below, contains additional details regarding currently reported gold resources and reserves in the Paciência Region.

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In addition to the mining properties described in the preceding paragraph, Jaguar has recently entered into the Joint Venture Agreement with Xstrata with respect to the Pedra Branca gold project located in the State of Ceará in northern Brazil. Pursuant to the Joint Venture Agreement, Jaguar and Xstrata plan to conduct exploration on the Pedra Branca properties.
The Technical Reports (as defined below) contain additional information regarding gold reserves and gold resources on Jaguar’s properties. See “Mining Projects” below.
Gold production and sales
Jaguar began pouring gold in December 2003. In 2006, Jaguar produced 37,876 ounces of gold at an average cash operating cost of US$370 and sold 34,880 ounces at an average gold price of US$607.
Gold mining operations at Sabará generated positive cash flow during 2006. Management expects this operation to remain profitable during 2007. Jaguar estimates Sabará production of approximately 35,000 ounces in 2007.
The commissioning phase of operations at Jaguar’s Turmalina complex began during the fourth quarter of 2006. The first gold pour was conducted early in January 2007 and yielded 91 percent gold doré bars with a collective weight of approximately 248 ounces. Management expects mining and processing systems to reach the desired rate of (a) ore processing of 1,200 tonnes per day and (b) gold output of 60,000 ounces per year by mid-2007. Jaguar estimates Turmalina production of approximately 53,000 ounces in 2007.
All of Jaguar’s production facilities (including those available by contract with AngloGold Ashanti) are, or will be, near Jaguar’s mineral concessions and are accessible via existing roads. Jaguar believes it has an advantage over other gold mine operators due to the clustered nature of its resource concessions and the proximity of its concessions to its processing facilities and existing infrastructure.
Jaguar has contracted with AngloGold Ashanti for AngloGold Ashanti to arrange sales of Jaguar’s gold bullion with gold brokers at Jaguar’s request and direction, which provides Jaguar with ready access to gold markets.
Specialized Skill and Knowledge
Jaguar is staffed by an experienced senior management team with over 100 years of collective experience exploring, developing and operating gold mines in Brazil. Jaguar’s Chief Executive Officer and President, Daniel R. Titcomb, has been involved in continuous mining exploration and development in Brazil since 1993. Jaguar’s Chief Operating Officer, Juvenil T. Felix, was formerly chief executive officer of AngloGold Ashanti’s subsidiaries in Brazil, and has over 40 years experience in the Brazilian mining sector.
Competitive Conditions
The gold exploration and mining business is a competitive business in all its phases. Jaguar competes with numerous other companies and individuals in the search for and the acquisition of mineral licenses, permits and other mineral interests, as well as for acquisition of equipment and the recruitment and retention of qualified employees. There is also significant competition for the limited number of gold property acquisition opportunities. The ability of Jaguar to acquire gold mineral properties in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for gold development or mineral exploration.
Jaguar has an ongoing relationship with AngloGold Ashanti through contractual royalty rights in certain of the properties, an agreement to provide Jaguar’s operating company with certain ore treatment, gold refining and marketing services, and a cooperative exploration and exploitation agreement in relation to the Lamego property where Jaguar and AngloGold Ashanti hold adjacent claims.
Jaguar has built its base upon the acquisition of later-stage gold exploration properties in the Iron Quadrangle region of Brazil at relatively depressed prices. Jaguar believes that its asset acquisition costs combined with the clustered

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nature of its mineral assets and production facilities gives it an advantage over other similarly-sized competitors.
Environmental Protection
In Brazil, mining activity requires the grant of concessions from the DNPM, an agency of the Brazilian federal government responsible for controlling and applying the Brazilian Mining Code. Government concessions consist of exploration awards, exploration licenses, and mining permits. Exploration awards permit the holder to begin exploration of the property, exploration licenses allow the holder to proceed with exploration to determine feasibility of mining the property, and mining permits allow the holder to mine the property.
Applications for mining concessions must include an independently-prepared environmental plan that deals with water treatment, soil erosion, air quality control, re-vegetation and reforestation (where necessary) and reclamation. Mining concessions will not be granted unless the mining plan, including the environmental plan, is approved by the state authorities.
Based on the experience of management in obtaining licenses, Jaguar has made estimates anticipated time frames for receiving licenses, which are described in “Mineral Projects”, upon which it has based projections for capital expenditures, revenues and earnings. The time frames in which licenses are issued are dependent upon the actions of regulatory authorities and third parties.
Employees
Jaguar had 728 mining employees as of the end of 2006 and intends to have between 950 and 1,000 employees by the end of 2007.
Foreign Operations
All of Jaguar’s mineral projects are owned and operated though its wholly-owned subsidiaries, MSOL and MTL. All of the properties are located near Belo Horizonte, Minas Gerais, Brazil. Jaguar is entirely dependent on its foreign operations for the exploration and development of gold properties and for production of gold.
Mineral Projects
Except as otherwise noted, the following descriptions and summaries of Jaguar’s material projects, are derived from (i) the Quadrilátero Technical Report dated September 17, 2004 and revised on December 20, 2004 (the “Quadrilátero Technical Report”), which covers the Sabará, Paciência and Santa Bárbara Regions, (ii) the Technical Report on the Sabará Project dated February 17, 2006 (the “Sabará Technical Report”), which covers Zones A and B and Lamego (also called Zone C) and Queimada in Sabará, (iii) the Technical Report on the Paciência-Santa Isabel Project dated March 30, 2007, which covers the Paciência-Santa Isabel property (the “Paciência Technical Report”), and (iv) the Technical Report on the Turmalina Gold Project dated September 10, 2005 and revised on March 10, 2006, as supplemented by a Technical Report on Turmalina Gold Project dated March 14, 2006 and as further revised on July 31, 2006, which cover the Turmalina Region (the “SWRPA Turmalina Technical Report”, together with the Quadrilátero Technical Report, the Sabará Technical Report, and the Paciência Technical Report, the “Technical Reports”). This Annual Information Form contains only summary information regarding Jaguar’s properties. A complete description of Jaguar’s properties and associated maps, photographs and references can be found in the Technical Reports filed on SEDAR (at www.sedar.com), and such reports are hereby incorporated by reference herein.
The Qualified Person, as such term is defined in NI 43-101, who prepared the Quadrilátero Technical Report, the Paciência Technical Report, and the TechnoMine Turmalina Technical Report referred to below was Ivan C. Machado, M.Sc., P.E., P.Eng. Mr. Machado is a principal of TechnoMine and is independent for the purposes of NI 43-101. The Qualified Persons who prepared the SWRPA Turmalina Technical Report, the Technical Report on the Turmalina Gold Project dated March 14, 2006, and the Sabará Technical Report were Graham G. Clow, P.Eng., and Wayne W. Valliant, P.Geo. Mr. Clow is a principal of SWRPA, and Mr. Clow and Mr. Valliant are independent for the purposes of NI 43-101.

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Mineral Resources and Reserves
As a result of 2006 production and the pre-feasibility study at Paciência, Jaguar has updated its overall resources and reserves. The Qualified Person, as such term is defined in NI 43-101, who revised Jaguar’s resources and reserves was Ivan C. Machado, M.Sc., P.E., P.Eng. The tables below reflect information available to Jaguar as of March 22, 2007.
Table 1 — Summary of Mineral Resources

	RESOURCES								RESOURCES
	(tonnage and grades in grams/tonne)								(ounces Au)
	Measured		Indicated		Measured +		Inferred		Measured +
	(t)	g/t	(t)	g/t	Indicated	g/t	(t)	g/t	Indicated	Inferred
Sabará Region
Sabará [1]	764,200	3.41	1,297,700	2.89	2,061,900	3.08	443,000	2.24	204,200	32,000
Other [2]	518,900	5.56	704,300	5.40	1,223,200	5.47	830,000	3.91	215,020	104,100
Paciência Region
Santa Isabel [3]	849,430	5.59	1,702,230	5.00	2,551,660	5.22	420,700	5.44	428,000	73,580
Other [2]	1,642,000	3.68	1,567,000	3.97	3,209,000	3.82	500,000	5.00	394,040	80,380
Santa Bárbara Region [2]
	1,849,250	5.98	577,350	6.48	2,426,600	6.10	1,418,000	5.79	476,010	263,900
Turmalina Region
Faina and Pontal [4]	339,600	5.64	1,191,000	5.70	1,531,600	5.69	120,000	5.70	280,000	22,000
Main (Principal) and NE [5]	276,000	6.10	2,577,000	7.10	2,854,000	7.00	1,027,000	6.40	644,000	211,000

	RESOURCES				RESOURCES
	(tonnage & grades in grams/tonne)				(ounces Au)
In Situ Resources:					Measured +
Total Estimates	Measured + Indicated	g/t	Inferred	g/t	Indicated	Inferred
	15,855,960	5.18	4,758,700	5.14	2,640,960	786,960

Notes:	Some columns and rows may not total due to rounding.

1.	Scott Wilson Roscoe Postle Associates Inc. (“SWRPA”) NI 43-101 Technical Report on the Sabará Gold Project filed on SEDAR on March 2, 2006. Resources information was updated as at December 31, 2006 by Ivan Machado of TechnoMine.

2.	TechnoMine Services, LLC (“TechnoMine”) NI 43-101 Technical Report on the Quadrilátero Gold Project filed on September 30, 2004, as amended on December 20, 2004.

3.	TechnoMine NI 43-101 Technical Report on the Paciência-Santa Isabel Project dated March 30, 2007 and filed on SEDAR on March 30, 2007.

4.	TechnoMine NI 43-101 Technical Report on the Turmalina Gold Project filed on SEDAR, as amended on December 20, 2004.

5.	SWRPA NI 43-101 Technical Report on the Turmalina Gold Project dated July 31, 2006 filed on SEDAR on July 31, 2006.
The mineral resources listed above include the mineral reserves set forth in Table 3, below.

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Table 2 – Roça Grande Summary of Mineral Resources
(Pre-NI 43-101 Technical Report, as provided by CVRD)

		Resources	Resources
	Resources (tonnage)	(g/t)	(Ounces Au)
Sabará Region
Roça Grande Sulfide [1]	2,290,000	7.48	550,000
Roça Grande Oxide [1]	626,000	2.23	44,300

1.	Roça Grande’s CVRD reported resources pre-date the introduction of NI 43-101 standards. They were discovered and estimated by CVRD, which is one of the world’s largest mining companies. CVRD’s technical information was reviewed for Jaguar by TechnoMine who advised Jaguar that the CVRD data is sufficient to proceed with a feasibility study. Jaguar intends to complete a feasibility study on the Roça Grande property and file a NI 43-101 compliant technical report.
Table 3 — Summary of Mineral Reserves

	Proven		Probable		Proven +		Ounces
	(t)	g/t	(t)	g/t	Probable (t)	g/t	Au
Sabará Region
Sabará Zones A, B, C and Queimada[1]	682,940	3.87	938,060	2.48	1,621,000	3.06	159,680
Turmalina Region
Principal and NE2	234,000	5.50	2,682,000	6.30	2,916,000	6.30	587,000
Paciência Region
Santa Isabel[3]	966,160	4.52	1,726,000	4.52	2,692,160	4.52	392,190
TOTAL	1,883,100	4.39	5,346,060	5.07	7,229,160	4.90	1,138,870

Notes:	Some columns and rows may not total due to rounding.

1.	SWRPA NI 43-101 Technical Report on the Sabará Project filed on SEDAR on March 2, 2006. Resources information was updated as at December 31, 2006, by Ivan Machado of TechnoMine.

2.	SWRPA NI 43-101 Technical Report on the Turmalina Project dated July 31, 2006 and filed on SEDAR on July 31, 2006. Information as of July 31, 2006. Commissioning of operations at Turmalina began in the fourth quarter of 2006.

3.	TechnoMine NI 43-101 Technical Report on the Paciência-Santa Isabel Project dated March 30, 2007 and filed on SEDAR on March 30, 2007.
Although Jaguar has carefully prepared and verified the mineral resource and reserve figures presented herein, such figures are estimates, which are, in part, based on forward-looking information, and no assurance can be given that the indicated level of gold will be produced. Estimated reserves may have to be recalculated based on actual production experience. Market price fluctuations of gold as well as increased production costs or reduced recovery rates, and other factors may render the present proven and probable reserves unprofitable to develop at a particular site or sites for periods of time. See “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements”.

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Mining Concession and Exploration Permitting Requirements and Status
In Brazil mining activity requires the grant of concessions from the DNPM, an agency of the Brazilian federal government responsible for controlling and applying the Brazilian Mining Code. Government concessions consist of exploration awards, exploration licenses, and mining permits. Applications for mining concessions must include an independently-prepared environmental plan that deals with water treatment, soil erosion, air quality control, re-vegetation and reforestation (where necessary) and reclamation. Mining concessions will not be granted unless the mining plan, including the environmental plan, is approved by the state authorities. Exploration awards permit the holder to begin exploration of the property, exploration licenses allow the holder to proceed with exploration to determine feasibility of mining the property, and mining permits allow the holder to mine the property. The following table lists the status of Jaguar’s awards, licenses and permits.

Permits
Property	Phase	Status
Sabará Region
Sabará Plant	Installation License	Received September 2005
Sabará Plant	Operation License	Received December 2006
Sabará Zone A Mine (open pit) And Queimada	Installation License	Received September 2006
Sabará Zone B	Operation License	Received in 2003
Catita Ramp (exploration)	Operation License for Exploration	Received December 2004
Catita Oxide (open pit, sampling)	Operation License for Exploration	Received December 2004
Camará	Environmental Production Authorization	Received June 2006
Caeté Plant	Corrective Operation License	Received August 2006
Caeté Plant	Installation License	Target June 2007
Caeté Plant	Operation License	Target June 2008
Caeté Tailing Dam	Previous License	Target September 2007
Caeté Tailing Dam	Installation License	Target January 2008
Caeté Tailing Dam	Operation License	Target June 2008
Paciência Region
Santa Isabel Mine (drift, exploration)	Environmental Production Authorization	Received May 2004

Santa Isabel Mine and Plant	Installation License	Target March 2007
Santa Isabel Mine and Plant	Operation License	Target March 2008
Santa Bárbara Region
Pilar Mine Oxide/Ramp	Installation License	Received March 2005
Pilar Mine Oxide/Ramp	Operation License	Received August 2005
Pilar Mine and Plant	Environmental Production Authorization	Received March 2007
Pilar Mine and Plant	Operation License	Target July 2007
Turmalina Region
Turmalina Plant	Installation License	Received December 2005
Turmalina Plant	Operation License	Received March 2007

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JAGUAR REGIONS IN THE IRON QUADRANGLE
Jaguar properties in the Iron Quadrangle are comprised of four regions: the Sabará Region, the Paciência Region, the Santa Bárbara Region and the Turmalina Region. Each region has its own properties as shown in the table below.
Iron Quadrangle Properties

Sabará Region	Paciência Region	Santa Bárbara Region	Turmalina Region
Sabará Zone B and Caeté Plant	Paciência (Santa Isabel Mine)	Mina do Pilar	Turmalina Mine
Sabará Zone A	Bahú
Catita	Marzagão
Camará	Rio de Peixe
Morro do Adão
Juca Vieira
Lamego (Zone C)
Queimada
Roça Grande
The following description of the Sabará, Paciência and Santa Bárbara Regions is based on the summary contained in the Quadrilátero Technical Report.
All of the Quadrilátero Gold Project regions are located in the Iron Quadrangle greenstone belt of the state of Minas Gerais, Brazil. The regions are located within 60 kilometers of the city of Belo Horizonte, which serves as the commercial center for Brazil’s gold mining industry and has excellent infrastructure to support world-class gold mining operations.
The Iron Quadrangle region has historically produced significant quantities of gold at reasonable capital and operating costs from open pit and large scale underground mining operations.
The gold metallogeny in the Iron Quadrangle has a complex history. Initially, in the Archean era, volcanic exhalative sedimentary processes in the greenstone belts produced banded iron formations (“BIFs”) and chemical sedimentary rock (“chert”), which hosted sulfide-rich gold deposits. Shear zone-related gold deposits were also generated at that time.
The stratigraphy for the Iron Quadrangle is as follows from oldest (Archean) to youngest (Upper Proterozoic):
•	Tonalities, trondjemite, gneiss basement

•	Rio das Velhas Supergroup (Greenstone Belt)

•	Espinhaço Supergroup lying unconformably on the Rio das Velhas Supergroup

•	Minas Supergroup overlying with a tectonic angular and erosional unconformities the Espinhaço Supergroup

•	Itacolomi Group overlying with a tectonic angular and erosional unconformities the Minas Supergroup
The Rio das Velhas Supergroup is subdivided into two groups: Nova Lima and Maquiné. The Nova Lima Group consists of a greater-than-four kilometer thick eugeosynclinal succession including greywacke, carbonate schist, immature quartzite, quartz schist, conglomerate, banded iron formations, schistose tuff, graphitic schist, carbonate chert, phyllite, greenschist, and meta-ultramafic rocks. The Maquiné Group consists of a 1.8 kilometer thick eugeosynclinal molasse including protoquartzite, grit conglomerate, phyllite, greywacke, and minor basal conglomerate.
A portion of the Archean-aged Nova Lima Group underlies all of Jaguar’s properties. This group consists of a

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sequence of intensely folded and faulted volcanic and sedimentary rocks. These rocks consist of phyllite, mafic volcanic tuff, lesser conglomerate, dolomite, graphitic schist, banded iron formations, and chert.
Gold mineralization occurs in both sulfide and oxide forms and is hosted primarily in a narrow belt of BIFs and chert. The width of the BIFs varies from 1 to 30 meters. Gold is found to be associated to the sulfide-richer bands, essentially represented by pyrite and arsenopyrite. The mineralized bodies are controlled by mineral stretching lineations and fold axis showing an average attitude (strike and dip) S70ºE — 45ºE.
The mineralization bodies are dominantly stratabound and are congruently folded and deformed with the host rocks. The deformation style is thrust fault-related folding with a westerly transport direction on the thrusts, followed by late east — west trending brittle faults (likely due to post-thrusting extensional stress relief) that aided in the orientation of quartz lodes and veining.
Mining in the Iron Quadrangle has consistently shown gold-bearing structures that display very consistent lateral and vertical persistence. TechnoMine prepared a study for Jaguar on the depth continuity of gold-bearing mineralization in the Iron Quadrangle: “Potential Resource Base Increase due to possible depth continuity of mineralized bodies”. The study was issued on October 29, 2002, and parts of it are addressed further in the Quadrilátero Technical Report.
Mina Grande is a good example of ore body persistence. Mina Grande was the deepest mine ever operated in Brazil (more than 2,000 meters deep). It was also one of the oldest mines in terms of continuous operations worldwide (from 1836 until 1995). Mina Grande lies in what could be considered the center of the Iron Quadrangle’s gold-bearing area where all of Jaguar’s mineral regions are located.
As of the date of the Quadrilátero Technical Report, Jaguar controlled the mineral rights, concessions and licenses to approximately 51,200 ounces of gold reserves at Sabará Zone B, 1,752,400 ounces of measured and indicated gold resources and 628,400 ounces of inferred gold resources. Also as of such date, Jaguar’s proven reserves were contained within 641,000 tonnes of in situ measured resources at an average grade of 3.61 grams/tonne. As presented in TechnoMine’s feasibility study issued on June 30, 2003, total ROM production for Zone B was estimated to enclose 61,700 ounces Au. As of the date of the Quadrilátero Technical Report, proven reserves were estimated (based on a metallurgical recover of 83%) to total 51,200 ounces. Mining operations at Zone B began in December 2003, and ceased in the fourth quarter of 2005. At the time of the Quadrilátero Technical Report, Jaguar had measured resources of 7.57 million tones at an average grade of 4.38 grams/tonne, indicated resources of 4.29 million tones at an average grade of 4.73 grams/tonne and inferred resources of approximately 3.86 million tones with an estimated average grade of 5.07 grams/tonne. As of the date of the Quadrilátero Technical Report, measured and indicated resources together totaled approximately 11.86 million tones with an average grade of about 4.60 grams/tonne. Some of the mineral resources and reserves in the Iron Quadrangle have been updated since the date of the Quadrilátero Technical Report. For updated information on Jaguar’s mineral resources and reserves in the Iron Quadrangle, see Table 1 under “Mineral Resources”, above.
Exploration and Development
In January 2004, Jaguar commenced a 24-month exploration effort that included both surface and underground exploration in several properties. As of the date of the Quadrilátero Technical Report, Zone A exploration was complete and the corresponding results were used by TechnoMine to complete the Sabará Technical Report (see below under “Sabará Technical Report” for a description of the Sabará Technical Report). The total cost originally estimated for the campaign was US$8,797,000, out of which US$4,881,000 (approximately 55 percent of the total estimated cost) was for developing underground ramps and drifts, and US$3,916,000 (approximately 45 percent of the total estimated cost) was for maps, surface and underground drilling, sampling, studies, environmental permitting and associated activities.
The original budget for the initial 24 month exploration program, as of the date of the Quadrilátero Technical Report, is set forth below.

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ORIGINAL BUDGET FOR 24-MONTH EXPLORATION PROGRAM (US$)
FROM THE QUADRILÁTERO REPORT
(EXCLUDES TURMALINA PROJECT)

	2004	2005	Total
Maps, Drilling, Sampling, Studies, Environmental Permits and Associated Activities
Sabará Region
Sabará Zone A	273,000	0	273,000
Catita/Juca Vieira	497,000	304,000	801,000
Paciência Region
Paciência	1,109,000	0	1,109,000
Rio de Peixe	217,000	17,000	234,000
Santa Bárbara Region
Mina do Pilar	498,000	496,000	994,000
New sites	505,000	0	505,000
Subtotal	$3,099,000	$817,000	$3,916,000
Underground Exploratory Developments: Ramps and Drifts
Sabará Region
Catita/Juca Vieira	898,000	2,689,000	3,587,000
Santa Bárbara Region
Mina do Pilar	466,000	828,000	1,294,000
Subtotal	$1,364,000	$3,517,000	$4,881,000
Total	$4,463,000	$4,334,000	$8,797,000
Sabará Zone A exploration is complete, and SWRPA completed a technical report on February 17, 2006 concerning mining and milling gold-bearing mineralization from the Sabará Zone A, Lamego (oxide) and Queimada properties and the remaining resources in Zone B, which are contained within the Quadrilátero Gold Project. The results of this report are discussed below in “Sabará Technical Report”.
Since the date of the Quadrilátero Technical Report, Jaguar received the permit to complete construction of the new 1,500 tpd oxide plant in the Sabará Region in September 2005. The new plant began crushing ore in December 2005 and began producing gold in January 2006.
Mining operations at Sabará Zone B mine ended in the fourth quarter of 2005. It is currently under reclamation, notwithstanding the results of SWRPA’s Sabará Technical Report. See “Sabará Technical Report”.
At the time of the Quadrilátero Technical Report, exploration work was underway at Catita (Sabará Region) and such the results of the this work are discussed below under “Sabará Technical Report”. At such time, exploration work was also underway at Paciência/Santa Isabel Mine (Paciência Region) and is further discussed below under “Paciência-Santa Isabel Project”. Finally, at that time exploration work was also underway with respect Mina do Pilar; the developments with respect to the Pilar-Santa Bárbara Project are discussed below in “Pilar – Santa Bárbara Project”.
The Quadrilátero Technical Report stated that Catita’s trenching and drill programs had intersected mineralized zones confirming previous exploration results and identifying new zones for additional exploration. Initial core and trench assays had returned interesting results with visible gold occurring in both the oxide and sulfide zones. The Catita mine began formal production in June 2005, supplying the Caeté Plant.

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Jaguar utilized two laboratories for the preparation and analysis of its samples: Lakefield Geosol Laboratórios Ltda. (“Lakefield”) in Belo Horizonte-MG and SGS do Brasil Ltda. (“SGS”) in Betim-MG. These labs are widely recognized and follow the standards established by the international community. The labs merged in 2005. Jaguar continues to use the surviving lab, SGS Geosol Laboratórios Ltda., for reporting results, but established its own lab adjacent to the Caeté Plant in the fourth quarter of 2005 for internal testing purposes.
The author of the Quadrilátero Technical Report stated that the sampling method and approach, entailing sample preparation, security and analytical procedures were adequate and were acceptable vis-á-vis the principles of good engineering practice. They further stated that they did not personally verify any sampling or analytical data. Such verification was performed by Jaguar’s Chief Geologist. TechnoMine and the authors of the Quadrilátero Technical Report stated that the sample verification criteria, methods and procedures, were adequate and were acceptable vis-á-vis the principles of good engineering practice.
Based on the encouraging 2004 exploration results, the expanded geological knowledge of the several sites and favorable underground workings that provide required maneuverability to proceed with underground exploration, the Quadrilátero Technical Report recommended that Jaguar establish the scope of the 2005 portion of the Quadrilátero Gold Project’s Complementary Exploration Campaign as outlined in the budget shown below. The budget shown below replaced the 2005 portion of the previous budget for the 24-month exploration campaign. The author of the Quadrilátero Technical Report also recommended, at the time of the Quadrilátero Technical Report, that Jaguar proceed with a staged preparation of feasibility studies for the implementation and operation of the diverse projects that comprised the Quadrilátero Gold Project, within design criteria, plans, processes, and schedules compatible with good engineering practices and standards.
ORIGINAL BUDGET FOR PREPARATION OF FEASIBILITY STUDIES
(FROM THE QUADRILÁTERO TECHNICAL REPORT)

Regions/Projects	Estimated Cost (US$ 1,000)
Sabará Region (Catita (sulfide))	600
Paciência Region (Santa Isabel, Marzagão, Rio de Peixe)	1,600
Santa Bárbara Region	1,000

Total	$3,200

REVISED BUDGET FOR 24-MONTH EXPLORATION PROGRAM
(FROM THE QUADRILÁTERO TECHNICAL REPORT)

Project	Site	Drilling (m)	Drifts (m)	Cost Estimate (US$ 1,000)
Sabará	Camará	1,000		100
	Catita (sulfide)	4,000	2,500	4,150
	Morro do Adão	2,500	400	850
	Serra Paraso	5,500		550

Paciência	Santa Isabel	3,500	400	950
	Marzagão	3,000		300
	R de Peixe (oxide)	2,000		200
	R de Peixe (sulfide)	1,400	500	890

Santa Bárbara	Pilar (Sulfide)	4,000	1,000	1,900

TOTAL		26,900	4,800	$9,890

Certain recent developments in the Sabará Region are described below in “Sabará Technical Report”, recent developments in the Paciência-Santa Isabel project are described below under “Paciência-Santa Isabel Technical

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Report”, and recent developments in the Santa Bárbara-Pilar project are described below under “Santa Bárbara-Pilar Project”.
Sabará Technical Report
Jaguar completed a feasibility study of mining and processing mineralization at Zones A, B, C (Lamego) and Queimada and retained SWRPA to prepare an independent technical report compliant with NI43-101. SWRPA issued its report on February 17, 2006. The following description of these projects is derived from the summary contained in the Sabará Technical Report.
The Sabará Project comprises development of a 400,000 tpa mining and heap leach facility, forecast to produce approximately 184,000 ounces of gold over a five year period. Prestripping had been completed and the first bench of mineralization had been exposed before the issuance of the Sabará Technical Report. Mining, crushing, heap leaching, and the carbon column/adsorption facilities were started in January 2006.
Economic Analysis
The Base Case estimated cash flow for the life of mine is shown in Table 1-1. The projection was based on the following parameters.
Physicals

•	Mine life:	5.1 years, 400,000 tonnes per year
•	Start of production:	January 2006
•	Total millfeed:	2,046,000 tonnes at a grade of 2.8 g/t Au. Mine call factor 97%
•	Strip Ratio:	4.2 to 1
•	Operations at 360 days per year
•	Mine production:
Zones A&C — up to 33,000 tonnes per month ore from a reserve of 1,564,000 tonnes at a grade of 2.07 g/t Au and a strip ratio of 4.11:1.

Queimada — up to 16,700 tonnes per month ore from a reserve of 407,000 tonnes at a grade of 5.28 g/t Au and a strip ratio of 4.24:1.

Zone B oxides — up to 3,500 tonnes per month ore from a reserve of 20,000 tonnes at a grade of 3.61 g/t Au.

Zone B sulphides — up to 5,100 tonnes per month ore from a reserve of 55,000 tonnes at a grade of 5.07 g/t Au.

Zone B stripping – 4.46:1 overall.
•	Processing – Zones A&C, Queimada, and Zone B Oxide at Sabará heap leach and ADR plant. Zone B Sulphide at Queiróz CIL plant.
•	Gold recovery:
Zones A&C – 74%

Queimada – 74%

Zone B Oxide – 70%

Zone B Sulphide – 92%
•	Total gold produced: 134,100 ounces, annual range from 18,800 ounces to 38,700 ounces.
Costs
•	Operating cost: US$10.98 per tonne processed, ranging from US$10.39 per tonne to US$13.25 per tonne. Open pit mining is by contractor.

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•	Capital cost: Pre-production capital is estimated to be US$5.6 million

•	Sustaining capital: Ranges from US$40,000 to US$380,000

•	Closure costs: US$190,000.

•	Exchange rate: US$1.00 = 2.60 Reais
Revenue

•	Gold price:	US$375 per ounce
•	Transport and insurance:	US$3.00 per ounce
•	Refining:	1% of gross sales
•	CFEM (federal) royalty:	1% of gross sales
•	Royalty to previous owners:	3.25% NSR
The Sabará Technical Report concluded that the pre-tax cash flow at US$375 per ounce gold was US$19.5 million. At a discount rate of 8.0%, the pre-tax NPV was US$14.3 million. The GI Total Cash Cost was US$182 per ounce. The GI Total Production Cost is US$230 per ounce.
Jaguar’s after-tax NPV estimate at 8.0% discount rate was US$7.8 million, with a Project IRR of 82%. SWRPA did not review Jaguar’s tax model.
Figure 1-1 shows the Project sensitivity to various factors, including:
•	Head Grade

•	Recovery

•	Gold Price

•	Operating Cost

•	Capital Cost

•	Exchange Rate
FIGURE 1-1
SENSITIVITY ANALYSIS

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TABLE 1-1 PRE-TAX CASH FLOW
JAGUAR MINING INC. — SABARÁ PROJECT

				2005	2006	2007	2008	2009	2010	2011	Total
Mining	Zones A + C 000 tonnes				139	199	385	400	400	41	1,564
		g/t Au			2.47	2.09	1.86	2.12	2.03	2.45	2.07
	Waste	000 tonnes			937	1,094	1,800	1,116	1,429	49	6,425
	Strip Ratio				6.7	5.5	4.7	2.8	3.6	1.2	4.11
	Total Moved	000 tonnes			1,076	1,293	2,185	1,516	1,829	90	7,989

Queimada			00		191	201	15				407
		g/t Au			3.85	6.26	10.06				5.28
	Waste	000 tonnes			658	1,008	60				1,725
	Strip Ratio				3.4	5.0	3.9				4.24
	Total Moved	000 tonnes			848	1,208	75				2,132

Zone B Oxide			00		20						20
		g/t Au			3.61						3.61

Zone B Sulphide			00		55						55
		g/t Au			5.07						5.07

Zone B Total			00		75						75
		g/t Au			4.68						4.68
	Waste	000 tonnes			335						335
	Strip Ratio				4.5						4.46
	Total Moved	000 tonnes			411						411
	Total	000 tonnes
					405	400	400	400	400	41	2,046
		g/t Au			3.53	4.18	2.17	2.12	2.03	2.45	2.80
	Waste	000 tonnes			1,930	2,101	1,860	1,116	1,429	49	8,486
	Strip Ratio				4.8	5.3	4.7	2.8	3.6	1.2	4.15
	Total Moved	000 tonnes			2,335	2,501	2,260	1,516	1,829	90	10,532

Processing	Plant feed		00		405	400	400	400	400	41	2,046
	Mine Call Factor				97%	97%	97%	97%	97%	97%	97%
Grade			g/t		3.42	4.06	2.10	2.06	1.97	2.38	2.72
	Recovery Zone A + C				74%	74%	74%	74%	74%	74%	74%
	Recovery Quiemada				74%	74%	74%	74%	74%	74%	74%
	Recovery Zone B Oxide				70%	70%	70%	70%	70%	70%	70%
	Recovery Zone B Sulphide				92%	92%	92%	92%	92%	92%	92%
	Overall Recovery				77%	74%	74%	74%	74%	74%	75%

	Production				34.5	38.7	20.1	19.7	18.8	2.3	134.1
			00
	0 oz

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TABLE 1-1 PRE-TAX CASH FLOW
JAGUAR MINING INC. — SABARÁ PROJECT

			2005	2006	2007	2008	2009	2010	2011	Total
Revenue	Gold Price	US$/oz	375	375	375	375	375	375	375	375
	Gross Revenue	US$ ’000		12,956	14,521	7,531	7,371	7,053	863	50,295
0.75% Transport		US$ ’000		97	109	56	55	53	6	377
1.0% Refining		US$ ’000		130	145	75	74	71	9	503
1.0% CFEM Tax		US$ ’000		130	145	75	74	71	9	503
	Sub-total	US$ ’000		12,600	14,122	7,324	7,169	6,859	839	48,912
0.5%	Landowner Royalty			65	73	38	37	35	4	251
2.75% Anglo Royalty		US$ ’000				17	111	155	23	307
	Revenue	US$ ’000		12,489	13,967	7,306	7,057	6,704	816	48,339
	NSR	US$/ t ore		30.82	34.92	18.27	17.64	16.76	20.12	23.63

Capital Costs	Open Pit Mining	US$ ’000	219	0						219
	Mine Equipment	US$ ’000	0	0						0
	Plant Equipment	US$ ’000	783	101						884
	Plant Construction	US$ ’000	2,552	642						3,194
	Infrastructure Construction	US$ ’000	453	296						749
	Land Acquisition	US$ ’000	54	0	31					85
	EPCM	US$ ’000	393	0						393
	Contingency	US$ ’000	0	66						66
	Commissioning	US$ ’000	52	0						52
	Environment	US$ ’000							190	190
	Sustaining Capital	US$ ’000		384	40	40	40	40	10	554
	Salvage	US$ ’000								0
	Total	US$ ’000	4,508	1,488	71	40	40	40	200	6,387
			4,508	1,488	71	40	40	40	200	6,387
Operating Costs

Zone B Sulphide Mining, Transport, Processing		US$ ’000		1,677						1,677
All Oxides Open Pit Mining		US$ ’000		1,813	2,070	2,070	2,070	2,070	210	10,305
	Processing	US$ ’000		1,446	1,652	1,652	1,652	1,652	167	8,220
	G&A	US$ ’000		372	372	372	372	372	93	1,953
	Environment	US$ ’000		61	60	60	60	60	6	307
	Total	US$ ’000		5,368	4,154	4,154	4,154	4,154	476	22,461
			0	3,631	4,094	4,094	4,094	4,094	470	20,478
Zone B Sulphide Open Pit Mining		US$/t moved		0.71						0.71
	Open Pit Mining	US$/t milled		3.90						3.90
	Transport	US$/t milled		3.60						3.60
	Processing	US$/t milled		23.00						23.00
		Subtotal US$/t milled		30.50						30.50

All Oxides Open Pit Mining		US$/t moved		0.89	0.83	0.92	1.37	1.13	2.34	1.01
	Open Pit Mining	US$/t milled		5.18	5.18	5.18	5.18	5.18	5.18	5.18
	Processing	US$/t milled		4.13	4.13	4.13	4.13	4.13	4.13	4.13

All Ore G&A		US$/t milled		0.92	0.93	0.93	0.93	0.93	2.29	0.95
	Environment	US$/t milled		0.15	0.15	0.15	0.15	0.15	0.15	0.15

	Total	US$/t milled		13.25	10.39	10.39	10.39	10.39	11.75	10.98

Pre-Tax Cash Flow		US$ ’000	(4,508)	5,632	9,742	3,112	2,863	2,510	139	19,491
		Cumulative US$ ’000	(4,508)	1,124	10,866	13,979	16,842	19,352	19,491

		Pre-tax NPV US$ ’000
		5.0%	16,007
		8.0%	14,288
		10.0%	13,268

Unit Cost of Production	Operating[1]	US$/oz		168	119	220	229	241	229	182
	Capital	US$/oz								48
	Total[2]	US$/oz								230

Notes:	1. Equivalent to Gold Institute Total Cash Cost.

2. Equivalent to Gold Institute Total Production Cost.

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The Sabará Project is most sensitive to head grade and recovery. At a then-current gold price of US$550 per ounce, the pre-tax NPV at 8 percent discount rate was US$32 million. The break even gold price resulting in zero pre- tax NPV at 8 percent was approximately US$235 per ounce.
The exchange rate used in the Sabará Technical Report for the Project was US$1.00 = 2.60 Reais, vs. the rate in effect at noon on March 29, 2007 of 2.05 Reais.
Conclusions and Recommendations
The feasibility work completed by Jaguar to date has demonstrated that the Sabará Project is robust at current gold prices and shows an acceptable operating margin at the Base Case gold price of US$375 per ounce. Project construction is essentially complete, and production commenced in January 2006. The Project is located in an area of current mining by Jaguar and could be considered as an extension of the prior Zone B operation. In this context, some infrastructure and operating practices already exist, thereby minimizing some of the startup risks of a greenfields project.
SWRPA made the following comments as observations on the Project development plan:
•	Mineral Resources and Mineral Reserves have been estimated according to the requirements of CIM Definitions and, in SWRPA’s opinion, are compliant with NI43-101 and appropriate for use in the Life of Mine Plan.

•	Metallurgical recoveries have been based on testwork, with the exception of the Queimada Zone, for which recoveries were assumed based on similarity of the deposit to Zones A&C. In SWRPA’s opinion, this is a reasonable assumption based on the proximity of the deposits and nature of the mineralization, however, as Queimada represents 37% of the forecast production, there is some higher risk associated with this zone.

•	Prior production experience from Zone B showed heap leach recoveries to be lower than expected due to difficulty in establishing the oxide/sulphide transition. Some risk remains in this area, however, Jaguar mitigated this by processing the Zone B sulphide ore at the Queiróz plant. Mining at Zone B concluded in the fourth quarter of 2005.

•	Operating and capital costs have been estimated from first principles, using Jaguar’s extensive experience in the area, particularly with contractors. The Project capital cost risk is minimal in that the plant and pads are essentially complete. All mining is to be done by contractors.

•	Permits are in place for the Project, with the exception of Zone C, for which permitting is being completed. This is in progress, and SWRPA does not consider the permitting to be a significant risk.
Based on the review, SWRPA made the following recommendations:
1.	Monitor the oxide/sulphide boundary closely in Zone B to ensure that the two types of mineralization are sent to the correct plants.

2.	Mine and leach ore from Queimada as soon as possible in the mine life to establish that leaching characteristics are in line with those forecast in the Life of Mine Plan.

3.	Carry out quarterly or semi-annual reconciliations between the resource model for each zone and grade delivered to the heaps or the plant.

4.	Continue to expedite and monitor the permitting process for Zone C.

5.	Consideration should be given to widening the berms in the pit designs from 2.5 m, which is relatively narrow, to 7.5 m by triple benching.
Technical Information
The Sabará Project is located approximately 40 km east of Belo Horizonte, Minas Gerais, Brazil, and is accessed from Belo Horizonte by paved highway to the town of Sabará, then by eight kilometers of dirt roads. SWRPA

23

visited the Sabará Project site in April and June 2005 and January 2006. The Property comprises Zone B, which was in operation from October 2003 until the fourth quarter of 2005, as well as Zones A, C (Lamego), and Queimada. The history and geology of the project area is described above in “Quadrilátero Gold Project”.
Mineral Resources and Mineral Reserves
Mineral resources and mineral reserves have been estimated by Jaguar and reviewed by SWRPA. They are presented in the following two tables.
TABLE 1-2 MINERAL RESOURCES
Jaguar Mining Inc. — Sabará Project
Measured Resources

Zone	Tonnes	Grade (g/t)	Cont. Ounces (oz)
Zone A	282,000	2.29	21,000
Zone B	71,000	5.23	12,000
Zone C	438,000	2.31	33,000
Queimada	133,000	6.68	28,000
Subtotal	924,000	3.15	94,000
Indicated Resources

Zone	Tonnes	Grade (g/t)	Cont. Ounces (oz)
Zone A	810,000	2.05	53,000
Zone C	461,000	2.07	31,000
Queimada	298,000	5.27	51,000
Subtotal	1,569,000	2.67	135,000
Measured + Indicated

Zone	Tonnes	Grade (g/t)	Cont. Ounces (oz)
Zone A	1,092,000	2.11	74,000
Zone B	71,000	5.23	12,000
Zone C	899,000	2.19	64,000
Queimada	431,000	5.71	79,000
Subtotal	2,493,000	2.85	229,000
Inferred Resources

Zone	Tonnes	Grade (g/t)	Cont. Ounces (oz)
Zone A	397,000	2.26	29,000
Zone C	42,000	2.06	3,000
Queimada	4,000	2.37	<1,000
Total	443,000	2.24	32,000
Notes:
1.	CIM definitions were followed for Mineral Resources.

2.	Mineral Resources are estimated at a cutoff grades of 0.80 g/t Au (2.50 g/t Au in Zone B)

3.	Mineral Resources are estimated using an average long-term gold price of US$375 per ounce.

4.	A minimum mining width of 2.0 metres was used.

5.	Measured and Indicated Mineral Resources are inclusive of Mineral Reserves.

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TABLE 1-3 MINERAL RESERVES
Jaguar Mining Inc. — Sabará Project

Proven Reserves Zone	Tonnes Grade		Cont. Gold
	(Kt)	(g/t)	(oz)
A + C Pit	651	2.20	46,000
Queimada Pit	136	6.18	27,000
B Pit	75	4.68	11,000
Total Proven	862	3.04	84,000

Probable Reserves Zone	Tonnes Grade		Cont. Gold
	(Kt)	(g/t)	(oz)
A + C Pit	913	1.98	58,000
Queimada Pit	271	4.86	42,000
B Pit
Total Probable	1,184	2.63	100,000

Proven + Probable Reserves Zone	Tonnes Grade		Cont. Gold
	(Kt)	(g/t)	(oz)
A + C Pit	1,564	2.07	104,000
Queimada Pit	407	5.28	69,000
B Pit	75	4.68	11,000
Total	2,046	2.80	184,000
Notes:
1.	CIM definitions were followed for Mineral Reserves.

2.	Mineral Reserves are estimated at a cutoff grades of 0.80 g/t Au (2.50 g/t Au in Zone B Sulphides)

3.	Mineral Reserves are estimated using an average long-term gold price of US$375 per ounce.
Mining
Mining operations are carried out in three locations – Zones A & C Pit, Queimada Pit, and, formerly, Zone B Pit. Zone B was operated as an open pit mine by Jaguar commencing in 2003. The ore is hauled by truck to the Caeté Plant for processing. The Zone B operation was shut down in mid-2005 due to poor economics related to lower than expected recoveries, associated with the oxide/sulphide transition ore.
Ore is hauled to the Sabará plant approximately one kilometer from Zones A & C and approximately two kilometers from Zone B. Waste is hauled to local dumps, on average, approximately 500 m from the respective pits.
Mineral reserves were derived from the resources for Zone A&C and Queimada by adding dilution and preparing optimized pit designs. Zone B mineral reserves were determined by depletion of the original resource and reconciliation to production.
The dilution factor for Zone A & C and Queimada is based on experience at Zone B. The extractions for Zone A & C and Queimada are based on the actual pit design. The dilution and extraction for Zone B are based on mining experience with the deposit.

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TABLE 1-4 MINERAL RESERVE SUMMARY
Jaguar Mining Inc. — Sabará Project

	Resource		Reserve		Dilution	Extraction
	‘000 tonnes	g/t Au	‘000 tonnes	g/t Au

Zone A&C	1,991	2.15	1,564	2.07	10%
Queimada	431	5.71	407	5.28	10%
Zone B Oxides	19	4.04	20	3.61	12%	95%
Zone B Sulphides	52	5.67	55	5.07	12%	95%

Total	2,493	2.85	2,046	2.80
The waste stripping for the three zones is based on the design waste stripping and diluted ore tonnes. The overall stripping ratios are:

•	Zone A&C	6.42 million tonnes, SR = 4.1 to 1

•	Queimada	1.73 million tonnes, SR = 4.2 to 1

•	Zone B	0.34 million tonnes, SR = 4.5 to 1

•	Overall	8.5 million tonnes, SR = 4.2 to 1
In the cash flows, a Mine Call Factor of 97 percent has been applied based on local area experience, in particular that of AngloGold Ashanti.
Metallurgy and Processing
The process design for Zones A, C, and Queimada is based largely on testwork carried out by the Central Technological Foundation of Minas Gerais (CETEC). No metallurgical testwork was done on the Queimada mineralization since Jaguar considers that the Queimada mineralization has the same physical properties and mineralogical composition as Zones A and C. In SWRPA’s opinion, the metallurgical recovery of the Queimada mineralization should be monitored during the early stages of the operation to ensure this assumption is valid.
The mineral processing, with the exception of the Zone B transitional mineralization, will comprise agglomeration, on-off heap leaching, CIC (carbon in column adsorption), and DR (Desorption-Recovery) stages. In Zones A, C, and Queimada, leaching and ADR recoveries of 77 percent and 96.4 percent, respectively, are estimated for an overall metallurgical recovery of 74.2 percent.
The leaching system is based on an on-off cycle. Heaps will be cured and leached for a nominal 46 days followed by 20 days of washing, neutralization, and removal. Spent heaps will be moved to an area near the plant. The spent heaps will be compacted by the haulage trucks, and drainage ditches around the spent heap area will be constructed to divert rainwater. Jaguar already uses this system successfully at its nearby Caeté Plant.
Infrastructure
Power and water are available locally. Access roads have been constructed to the plant and mine sites.
Manpower
Manpower for the Sabará Project operating period totaled 95 as of the date of the Sabará Technical Report and

26

skilled workers are available in the local area. The mining will be carried out by a contractor.
Environment and Permitting
Implementation of a mining project in Brazil entails application for a Licença Prévia (LP) and is subject to scrutiny by various agencies, including:
•	State Environmental Policy Council (COPM)

•	State Environmental Foundation (FEAM)

•	State Forest Institute (IEF)

•	State Water Management Institute (IGAM)
The application for a LP must be supported by the following studies/reports that describe the impact on the physical, biological, and anthropological ecosystems, as well as plans for mitigation and closure:
•	Environmental Impact Study/Report (EIA) (EIS) (RIMA)

•	Environmental Control Plan (PCA)

•	Degraded Areas Recovery Plan (PRAD)

•	Environmental Control Report (RCA)
The RCA is required only for special cases where the area has already been impacted by a previous operation.
Upon approval of the foregoing studies, the applicant was granted an Implementation License (LI) that permits the completion of work, such as the preparation of the heap leaching area, the erection of the mineral processing plant, construction of the tailings dam, opening of accesses, development of the open pit mines, installation of the infrastructure, and preparation of the waste dump.
After obtaining the LI and mining concession and implementation of the mining project, Jaguar applied for, and in December 2006 received, the Operation License (LO) that permits the startup of operations.
The environmental permitting process for the Sabará plant was facilitated by the fact that MSOL had previously been awarded permits to operate a processing facility in the area. Previously submitted environmental reports were considered admissible, including the plant LP and associated Environmental Impact Study (EIA-RIMA). Additional reports included an Environmental Control Report (RCA), a Degraded Areas Recovery Plan (PRAD), and an Environmental Control Plan (PCA), all authored by the Consultoria e Empreendimentos de Recursos Naturais Ltda., except for the Mine RCA that was prepared by Sênior Engenharia.
Jaguar’s RCA/PCA includes an assessment of possible environmental impacts caused by the construction and operations phases of the heap leaching facility. Mitigation measures were outlined for issues such as noise and dust control, discharge water quality, slope stability, and reagent storage. The report also includes a closure plan with a strategy to address removal and stockpiling the fertile soil layer, neutralization of spent heap leach material, rehabilitation of the mined areas, topographic restoration, revegetation of impacted areas, and drainage rehabilitation.
The LI for plant construction was awarded in September 2005.
The application for an LP for the mining operation required only an RCA. The open pit is designated as a lower environmental hazard and does not require a full Environmental Study. The LP for Zone A, Queimada, and part of Zone C was awarded in November 2005.
In addition to State approvals, exploration and mining applications must also be made to the DNPM, an agency of the federal government responsible for control and application of the Brazilian Mining Code, and awarding of exploration licenses and mining concessions. The applications must include the exploration/exploitation plans prepared by an authorized professional such as a geologist or mining engineer. The granting of a mining concession remains valid until full depletion of the mineral deposit, subject to submitting Annual Operations Reports, and

27

compliance with safety and environmental regulations. Jaguar currently holds mining rights to five concessions for a total of 2,231 ha, issued by DNPM, as described in Section 4.
Capital Costs
Total pre-production capital costs have been estimated by MSOL and TechnoMine and are summarized in the following table. The costs include a contingency of 1.2 percent.
TABLE 1-5 CAPITAL COSTS
Jaguar Mining Inc. — Sabará Project

US$ ‘000’s

Open Pit Mining	219
Mine Equipment	Contractor
Plant Equipment	884
Plant Construction	3,194
Infrastructure Construction	749
Land Acquisition	54
EPCM	393
Commissioning	52
Contingency	66

Total	$5,611
Most of the capital expenditures for the Sabará Project were completed in 2005 in advance of startup in the first quarter of 2006. Mining and plant startup commenced in January 2006.

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Operating Costs
Operating costs have been estimated from first principles and are shown in the following table.
TABLE 1-6 OPERATING COSTS
Jaguar Mining Inc. — Sabará Project

	US$/ tonne milled

Zone B Sulphides (mining, transport, and processing)		30.50

Oxide Mining		5.18
Oxide Processing		4.13

G&A		0.92
Environment		0.15

Total typical year – oxides only	US$	10.38
All costs are based on contractor prices – US$0.70 per tonne moved for mining, US$0.41 per tonne kilometer for hauling, and US$23.00 per tonne milled for processing.
Oxide ores from Zones A and C and Queimada will be mined and processed on site. The costs are shown in Table 1-6 above.
Roça Grande
In the fourth quarter of 2005, Jaguar acquired rights from CVRD for the Roça Grande project (the “Roça Grande Project”) with respect to properties located on 9,500 acres of highly prospective gold properties along 25 kilometers of a key geological trend in the Iron Quadrangle. This project represents an opportunity for Jaguar to eventually further exploration and upgrade and expand Jaguar’s aggregate mineral resources and overall production. In the short term, however, Jaguar plans to commence and complete a feasibility study with respect to the Roça Grande Project.
The contract between Jaguar and CVRD provides Jaguar with the exclusive right over a twenty-eight month period beginning November 28, 2005 to explore and conduct feasibility studies and to acquire gold mining rights in the CVRD properties if the studies support economical mining operations. The contract grants corresponding rights for CVRD to explore the Jaguar property for iron and acquire mineral rights in the property during a three year period. CVRD’s gold exploration information for the Roça Grande Project was prepared prior to the adoption of NI 43-101, but TechnoMine has reviewed CVRD’s information and advised Jaguar that is sufficient to proceed with a feasibility study. Jaguar has decided to move the Roça Grande Project to feasibility and in the third quarter of 2006 the necessary drilling work commenced. The Roça Grande Project includes a sulfide resource and an oxide resource. These resources are adjacent to Jaguar’s existing Caeté Plant and an initial scoping study supports the concept of an additional sulfide circuit. On the basis of such scoping study, the Roça Grande Project could add 60,000 ounces per year of production capacity by the end of 2009. The Roça Grande Project feasibility study is expected to be completed during the first half of 2007.

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Paciência Technical Report
Summary
The Paciência-Santa Isabel project (the “Paciência-Santa Isabel Project”) was the subject of a feasibility study during 2005 and 2006. Jaguar’s goal is to move the Paciência-Santa Isabel Project into production so it can contribute to overall production goals of Jaguar.
Background
TechnoMine was retained by Jaguar to prepare a NI 43-101 compliant pre-feasibility study (the “Prefeasibility”) on the Paciência-Santa Isabel Project located 81 km from Belo Horizonte and 23 km from Itabirito, state of Minas Gerais, Brazil. The area has good infrastructure and the Paciência-Santa Isabel Project site can be accessed by 18-wheel trucks on paved and dirt roads.
MSOL purchased several properties from AngloGold Ashanti in 2003, including the Santa Isabel Mine Property (the “Santa Isabel Property” or the “Santa Isabel Target”), which is the object of this Prefeasibility. The Santa Isabel Property comprises one mineral right covering an area of 1,000 ha. The Santa Isabel Property is part of Jaguar’s Paciência Region, which includes several mineral rights covering an area of approximately 17,500 acres.
During the first year of operations (2008), the Paciência Project will demand 4.5 MW to be supplied in 13.8 kV by CEMIG, the local power utility company. An additional 2.8 MW will be diesel-generated to replace high-cost energy during peak demand hours. As from 2009 CEMIG will supply 7.5 MVA.
Fresh water to supply the mine and plant will be provided by the Rio das Velhas (das Velhas River). A pump station will be located in the river about 4 km from the Paciência Project’s Main Water Tank. The total fresh water to be provided is currently estimated at 140 m3/hr.
A digital-technology based telephone communication system will be supplied by Embratel, a leader in corporate communication solutions. The system will accommodate a 30-channel link for voice communication, a digital data connection with the MSOL’s head office in Belo Horizonte, where a shared link will provide safe Internet and Intranet access.
Geology
The geological setting of the Paciência Region properties hosted various productive historical mines during the Brazil Gold Cycle (17Th an 18Th centuries), such as Cata Branca Mine, Rainha Mine, Morro de São Vicente, Marzagão, Bahú, etc. The Paciência-Santa Isabel Project properties, including the Santa Isabel Target, which is the object of this Prefeasibility, are situated in the Iron Quadrangle. This well-known prolific mining area comprises rocks ranging in age from Archean to Upper Proterozoic. Numerous gold and iron deposits are associated with these rocks.
The gold metallogeny in the Iron Quadrangle has a complex history. Initially, in the Archean, volcanic exhalative sedimentary processes in the greenstone belts produced banded iron formation and chert-hosted sulfide-rich gold deposits. Shear zone related gold deposits were also generated at that time.
Gold mineralization at the Paciência-Santa Isabel Project’s area occurs in two forms. The dominant form is associated with disseminated sulfide in quartz veins and sericite/chlorite schists, as a result of the hydrothermal alteration development in shear zone. The second form is in the basal conglomerate of the Moeda Formation. The second type of mineralization is not considered in this Prefeasibility.
The gold mineralization of the Santa Isabel Mine is related to the Paciência Trend. This trend was discovered and intensively mined in the 17th and 18th centuries and now it is recognized by large surface excavations or old mines distributed in a continuous straight line. The ore shoots are composed of concentrations of the microcrystalline quartz veins in a sericite/chlorite schist matrix. The gold occurs in small visible nuggets in the quartz or inside the sulfide. These quartz-rich zones exhibit boudinage shapes, with thicknesses variable between centimeters to 30

30

meters, width between 10 to 200 m and hundreds meters continuity following the plunge. The gold grades are variable, and grades between 100 to 500 g/t are not uncommon due to the existence of coarse gold.
Paciência Mineral Resources And Reserves
Mineral Resources
The mineral resource estimate was prepared by Moreno & Associados (“Moreno”), a Belo Horizonte-based consulting company, under the supervision of the author of the Paciência Technical Report, and is shown in the table below.
     Paciência-Santa Isabel Project Santa Isabel Mine – Resource Estimate

	Tonnage	Grade	Ounces
Category	(t)	(g Au/t)	(oz Au)
Measured (M)	871,170	5.59	156,590
			(36.4%)
Indicated (I)	1,702,230	5.00	273,670
			(63.6%)
(M + I)	2,573,400	5.20	430,260

Inferred	420,700	5.44	73,580
The software used was MineSight. The adopted capping grade was 95 g/t, while the cut-off grade selected for the estimation was 1.5 g/t. Poor variography eliminated the option for kriging and the ISD method was adopted to weight composites grades within the blocks. See Appendix 01 for Moreno’s Mineral Resource Final Report.
Mineral Reserves
     Paciência-Santa Isabel Project Santa Isabel Mine – Reserve Estimate

	Tonnage	Grade	Ounces
	(t)	(g Au/t)	(oz Au)
Proven (Pv)	987,900	4.52	143,580
Probable (Pb)	1,726,000	4.52	250,870
Total (Pv + Pb)*	2,713,900	4.52	394,450

*	2,260 oz of gold, corresponding to test mining production during 2006 (21,742 t at 3.23 g/t) have not been deducted from the above stated reserves.
The Cut and Fill Method has been adopted for the Paciência Project. The Mining Plan showed a 91.7% recovery and a dilution of 15%. Hence, the estimated total tonnage that will be mined is:
[(2,573,400 t)*(0.917)*(1.15)] = 2,714,000 t.
The ROM average diluted average is estimated at:
[(5.20 g/t)]/(1.15) = 4.52 g/t
(Proven + Probable) Reserves are currently estimated at:
Pv + Pb = (2,714,000 t) * (4.52 g / t) = 394,450 oz Au
Proven Reserves = (0.364)*(2,714,000) = 987,900 t @ 4.52 g/t = 143,580 oz Au
Probable Reserves= (0.636)*(2,714,000) = 1,726,100 t @ 4.52 g/t = 250,870 oz Au

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A Mine Call Factor (“MCF”) of 97% has also been adopted, based on the experience of this Prefeasibility’s mining team. Therefore, the estimated Mill Feed grade is:
4.52 * 0.97 = app 4.384 g/t and the estimated to-the-mill amount of ounces of gold is (394,450 oz Au) * (0.97) = (2,714,000 t) * (4.384 g/t) = 382,600 oz Au
Taking into consideration the Overall Metallurgical Recovery (93%), the estimated total salable ounces of gold is (382,600)*(0.93) = 355,820 oz Au.
Paciência Project Summary Data

➢ Project Life:	10.1 semesters, starting in the second quarter of 2008

➢ Pre-production period:	5 months

➢ Measured and Indicated Resources:	2,573,400 t at 5.20 g/t (average) = 430,260 oz Au

➢ Mining Method:	cut and fill

➢ Production Rates (ROM):	275 kt /year (2008) and 600 kt / year (following years)

➢ Mining Average Dilution:	15%

➢ Mining Average Recovery:	91.7%

➢ Proven and Probable Reserves (ROM):	2,714,000 t at 4.52 g/t = 394,450 oz Au

➢ Mining Call Factor:	97%

➢ To-the-Mill Grade:	4.39 g / t

➢ To-the-Mill Gold:	382,600 oz Au

➢ Process Route: Crushing/Screening – Grinding – Gravity Separation – Leaching — CIP – ADR (including Elution and Electrowinning)

➢ Metallurgical Recovery:	93%

➢ Total salable oz of gold:	355,820 oz Au

➢ Product:	gold (bullion)
Permitting
MSOL holds the Mineral Right (Final Exploration Report approved) related to the Santa Isabel Property: DNPM 830.375/79. It has applied for the Mining Right, which is contingent only on the Implementation License (“LI”) Environmental License approval. A Previous License (“LP”) has been granted for the Paciência-Santa Isabel Project and application for the Implementation License (“LI”) has been accepted and is currently being analyzed by FEAM (the state of Minas Gerais Environmental Agency). According to MSOL, the LI award is expected to take place by March 31, 2007.

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Paciência Project Status
The Paciência-Santa Isabel Project is currently under construction and start-up will take place during the second quarter of 2008.
The status of construction as of the date of issuance the Paciência Technical Report is described below.
➢	Comminution Area
The comminution area, which encompasses the crushing and screening plant, and the grinding plant is 68% complete for cutting and 6% for fill.
Planned and accomplished volumes are:

	Planned (m3)	Accomplished (m3)	Progress (%)
Cut	74,987	51,000	68
Fill	2,227	141	6
A portion of the material from the earth cut in this area will be used as fill in the hydrometallurgical plant.
➢	Hydrometallurgical Plant
The plant will be built over a 17,000 m 2 area. As of the date of the Paciência Technical Report, the cut was 13% complete, while the fill reached 25% completion.
Planned and Accomplished volumes are:

	Planned (m3)	Accomplished (m3)	Progress (%)
Cut	25,000	3,296	13
Fill	38,000	9,393	25
➢	Civil Works (Industrial Areas)
Civil works are scheduled to start on April 16, 2007. The anticipated timeframe for completion is 80 days for the comminution area and 110 days for the hydrometallurgical plant. Approximately 5,000 cubic meters of concrete will be consumed.
➢	Drainage (Industrial Areas)
The construction of the drainage systems will also start in April 2007 and will encompass 3,200 meters of ditches, requiring approximately 350 cubic meters of concrete.
➢	Ancillary Buildings
Seventy five percent (75%) of the construction has been completed as of the date of the Paciência Technical Report.
➢	Internal Roads
The 3.5 km of the internal planned roads have been constructed as of the date of the Paciência Technical Report.
Capital Costs

The capital cost estimate is US$44 million as follows:

Initial investment (pre-operational):	US$42 million

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Raising the tailings dam (2009):	US$1.5 million

Stay-in-business:	US$0.5 million
Operating Costs
The total nondiscounted life of mine operating cost for the Paciência-Santa Isabel Project has been estimated at US$75 million.
Economic Analysis
The following economic results are based on the criteria utilized in the discounted cash flow model for the Base Case Scenario:

➢ Gold price:	US$550 per troy ounce of gold

➢ ROM Total Tonnage	2,714,000 t

➢ Mineral Reserves:	2,714,000 tonnes @ 4.52 g/t Au, containing approximately 394,450 ounces

➢ Mill Feed Grade (average):	4.39 g/t

➢ Mining Rate:	275,000 tonnes in 2008; 600,000 tonnes per year as from 2009

➢ ROM Average “Cruise” Production	1,755 tpd ROM (600,000 tpy: 342 days/year)

➢ Gold Total Production	355,820 oz Au

➢ Gold Average Annual Production	69,950 opy

➢ Project life (LOM)	10.1 semesters

➢ CAPEX (total)	US$44 million (straight)

➢ Average Cash Cost:	US$221 per oz Au

➢ Total Production Cost:	US$333 per oz, including invested capital

➢ Production Start:	Second quarter of 2008

➢ Exchange Rate	Construction Period: US$1.00 = R$2.20 Production Period: US$1.00 = R$2.50 (average)

➢ Depreciation and amortization have been prorated over the Paciência-Santa Isabel Project life.
The pre-tax net cash flow over the initial life of the Paciência-Santa Isabel Project is estimated at US$116.5 million. The Cumulative Operating Profit has been estimated at US$90.5 million, while the After-Tax Cumulative Net Cash Flow estimate is US$ 50.7 million.
The primary after-tax economic indicators from the Cash Flow Model (Appendix 02, which also includes a Sensitivity Analysis) are summarized in the table below.
The indicators point to an economically feasible project.

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Base Case Scenario: Summary of Economic Results

Paciência-Santa Isabel Project
Santa Isabel Mine	Economic Indicators
IRR (% per year)	27.5
NPV @ 0% — [US$]	50.7 million
NPV @ 5% — [US$]	27.3 million
NPV @ 8% — [US$]	18.6 million
NPV @ 10% — [US$]	14.3 million
NPV @ 12% — [US$]	10.9 million
Payback Period (straight)	4.76 semesters
Payback Period (@ 8%)	5.31 semesters
Payback Period (@ 10%)	5.40 semesters
Payback Period (@ 12%)	5.48 semesters
Life of Mine Production	10.1 semesters
A Sensitivity Analysis was carried out that indicated the following variations to the IRR:

Gold Price = US$470 /oz Au	IRR = 18.7 % py
Gold Price = US$630 /oz Au	IRR = 35.4 % py
Metallurgical Recovery = 92%	IRR = 26.8 % py
Metallurgical Recovery = 91%	IRR = 26.2 % py

CAPEX + 12%	IRR = 24.8 % py
CAPEX - 12%	IRR = 30.5 % py
OPEX + 10%	IRR = 25.2 % py
OPEX - 10%	IRR = 29.6 % py

Mill Feed Grade + 10% (4.83 g/t)	IRR = 32.9% py
Mill Feed Grade – 10% (3.95 g/t)	IRR = 21.6% py
Interpretation and Conclusions
TechnoMine’s conclusion was that the Paciência-Santa Isabel Project is low-risk and robust. It has been extensively studied from a technical standpoint and is supported by significant exploration, metallurgical testwork, conceptual and basic engineering, in addition to special front-end engineering tests and studies. The aforementioned technical work for the Paciência-Santa Isabel Project was performed by reputable entities in Canada, USA, and Brazil.
Most CAPEX and OPEX estimates are supported by vendor quotes, contracts, and receipts. Key pieces of equipment have been purchased. Cost estimates are based on solidly supported process route and mining method and plan, being within the +/- 15% accuracy range.
Based on the economic results yielded by the cash flow model and sensitivity analysis, TechnoMine considered the Paciência-Santa Isabel Project to be feasible and attractive. Related technical and economic risks are small.
Recommendations
TechnoMine recommended that Jaguar proceed with the Paciência-Santa Isabel Project implementation.
Although the Paciência-Santa Isabel Project is feasible and robust at its current size, TechnoMine recommended that the exploration efforts continue not only at the Paciência-Santa Isabel Property, but also at the other targets in the Paciência Region. An increased resource base will give rise - via a consolidated feasibility study – to increased reserves, which, in turn, will significantly improve the financial performance of the Paciência-Santa Isabel Project.

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TechnoMine recommended that the same or higher technical standards related to the front-end engineering activities, such as exploration, metallurgical testwork, conceptual and basic engineering, and the required special front-end engineering tests and studies should be maintained for the augmented project.
TechnoMine stated that the additional exploration and front-end engineering activities should start as soon as possible.
IAMGold
Recently, Jaguar acquired rights with respect to properties located on approximately 2,307 acres in the aggregate in Rio Acima and Itabirito, Brazil (the “IAMGold Project”). The IAMGold Project represents an opportunity for Jaguar to eventually further exploration and upgrade and expand Paciência’s aggregate mineral resources and overall production.
In the short term, Jaguar plans to conduct exploration with respect to the IAMGold Project during 2007. Under the governing contract, Jaguar may eventually begin mining activities in certain properties. In addition, Jaguar also has the right to purchase the mineral rights during the term of the contract.
Santa Bárbara-Pilar Project
The Pilar mine is the primary focus of activity in the Santa Bárbara Region. Jaguar contemplates mining underground non-refractory sulfide ore at Pilar, which is expected to be trucked to and processed at the expanded Caeté Plant located in the Sabará Region, 30 km away. Jaguar initially contemplated building a sulfide plant on site, but the acquisition of the Roça Grande property created an opportunity to develop a project with greater plan capacity to receive ore from several mineral properties. During 2006, Jaguar produced small amounts of oxide ore at Pilar, which was transported to the Caeté Plant for processing. Oxide production has been combined with exploration, resulting in the discovery of new mineralized zones. The surface work provided data to Jaguar, allowing Jaguar to project the mineralization at depth. During 2006, Jaguar excavated the 5m by 5m ramp toward the sulfide zones at Pilar and reached the mineralized zone during the third quarter of 2006.
Jaguar’s Santa Bárbara-Pilar Project is further described in the Quadrilátero Technical Report.

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Turmalina Gold Project
Background
This description of the Turmalina Project is derived from the summary contained in the SWRPA Turmalina Technical Report. Gold was first discovered in the Turmalina area in the sixteenth century. AngloGold Ashanti explored the area extensively between 1979 and 1988 utilizing geochemistry, trenching, drilling and 3.9 km of underground development. This exploration program led to the discovery of the following mineralized bodies: Turmalina, Satinoco, Faina and Pontal. During 1992 and 1993, AngloGold Ashanti mined 373,000 tonnes of oxide mineralization from an open pit on the Turmalina zone and recovered 35,500 ounces of gold using heap leach technology. Subsequently, AngloGold Ashanti explored a possible downward sulphide extension by driving a ramp beneath the pit and drifting on two levels in the mineralized zone at approximately 50 and 75 meters below the pit floor. Jaguar acquired the Turmalina Gold Project from AngloGold Ashanti on September 30, 2004.
Mining Status and Permitting
Jaguar received an installation license for the Turmalina Gold Project in December 2005. In the fourth quarter of 2005, Jaguar commenced construction of the 60,000 ounce per year Turmalina facility. The majority of the infrastructure, such as roads, power, ramp and access to the underground orebody, is in place. Jaguar received the operation license with respect to the Turmalina Gold Project in March 2007.
Jaguar submitted environmental plans for the Turmalina Gold Project and received approval prior to the issuance of its Turmalina operation license. The Turmalina operation license was received in March 2007.
Economic Analysis
A pre-tax Cash Flow Projection has been generated from the Life of Mine production schedule and capital and operating cost estimates, and is summarized in Table 1-1. A summary of the key criteria is provided below.

Physicals
Mine life:	8.6 years, beginning in October 2006
Total millfeed:	2,916,000 tonnes at a grade of 6.1 g/t Au
Operations:	360 days per year
Open pit production:	92,400 tonnes at a grade of 5.4 g/t Au
Strip Ratio:	2.57
Underground production:	1,000 tonnes per day at a grade of 6.1 g/t Au
Mill throughput:	1,000 tonnes per day, 360,000 tons per year
Gold recovery:	90% to doré
Total gold produced:	512,000 ounces

Revenue
Gold price:	US$450 per ounce
Transport and insurance:	US$3.60 per ounce
Refining:	1% of gross sales
CFEM (federal) royalty:	1% of gross sales
Royalty to landowner:	5% NSR on first US$10 M/year, 3% on remainder

Costs
Operating cost:	US$33.23 per tonne milled
Pre-production Capital cost:	US$28.7 million
Sustaining capital:	US$2.8 million (includes closure)
Exchange Rate:	reverting from current rates to long-term rate of US$1.00 = R $2.50[1]

[1]	The long-term exchange rate used for the Turmalina Project is US$1.00 = R$2.50, compared to the rate as of the date of the SWRPA Turmalina Technical Report of US$1.00 = R$2.29. The long-term rate was chosen based on economic forecasts by Brazilian banks. For Base Case cash flow estimation, actual exchange rates were used for costs incurred up to June 30, 2006. The remainder of pre-production capital to be spent was converted using an exchange rate of US$1.00 = R$2.19.

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TABLE 1-1 PRE-TAX CASH FLOW $450/OZ GOLD
JAGUAR MINING INC. – TURMALINA PROJECT

		Year	2004	2005		2006		2007		2008		2009		2010
		Semester	-4	-3	-2	-1	1	2	3	4	5	6	7	8	9

Mining	Open Pit Ore	tonnes	—	—	—	10,000	82,440	—	—	—	—	—	—	—	—
		g/t Au	—	—	—	5.41	5.41	—	—	—	—	—	—	—	—
(Principal)	Underground Development Ore	tonnes	—	—	—	1,766	883	19,342	14,352	17,178	15,765	15,942	18,547	16,472	13,955
		g/t Au	—	—	—	5.81	5.81	6.44	9.01	5.22	7.95	8.57	8.21	5.93	7.21
(Principal)	Underground Stoping Ore	tonnes	—	—	—	—	—	117,188	123,647	113,668	117,023	110,135	116,804	112,695	121,395
		g/t Au	—	—	—	—	—	5.38	8.22	9.35	8.63	10.18	6.24	5.59	6.56
(NE)	Underground Development Ore	tonnes	—	—	—	—	8,920	7,860	—	7,154	5,211	11,923	2,650	8,832	2,650
		g/t Au	—	—	—	—	4.64	4.64	—	4.28	4.28	3.73	3.73	4.85	4.85
(NE)	Underground Stoping Ore	tonnes	—	—	—	—	—	9,000	42,000	42,000	42,000	42,000	42,000	42,000	42,000
		g/t Au	—	—	—	—	—	4.64	4.64	4.64	4.64	4.45	4.22	3.73	4.33

	TOTAL	tonnes	—	—	—	11,766	92,244	153,391	179,999	180,000	179,999	179,999	180,001	179,999	179,999
		g/t Au	—	—	—	5.47	5.34	5.43	7.45	7.65	7.51	8.27	5.93	5.15	6.07
	Open Pit Waste	tonnes	—	—	—	25,700	211,872	—	—	—	—	—	—	—	—
	Strip Ratio	2.57
	Underground Waste	tonnes	—	—	—	36,477	293,817	53,980	41,577	41,316	37,823	34,698	41,345	35,977	41,310
	TOTAL Waste	tonnes	—	—	—	62,177	505,689	53,980	41,577	41,316	37,823	34,698	41,345	35,977	41,310

Processing	Plant Feed	tonnes	—	—	—	11,766	92,244	153,391	179,999	180,000	179,999	179,999	180,001	179,999	179,999
	97% Grade (including MCF)	g/t Au	—	—	—	5.47	5.34	5.43	7.45	7.65	7.51	8.27	5.93	5.15	6.07
	Recovery	90%	90%	90%	90%	90%	90%	90%	90%	90%	90%	90%	90%	90%	90%
	Production	Oz.	—	—	—	1,861	14,242	24,108	38,795	39,866	39,131	43,095	30,909	26,820	31,593

Revenue	Gold Price ($/oz.)	450	450	450	450	450	450	450	450	450	450	450	450	450	450
	Gross Revenue	US$‘000	—	—	—	838	6,409	10,848	17,458	17,940	17,609	19,393	13,909	12,069	14,217
	Transport	US$‘000	—	—	—	7	51	87	139	143	141	155	111	96	113
	1% Refining	US$‘000	—	—	—	8	64	108	175	179	176	194	139	121	142
	1% CFEM Tax	US$‘000	—	—	—	8	64	108	173	178	175	192	138	120	141

	Sub-total	US$‘000	—	—	—	814	6,230	10,546	16,970	17,439	17,117	18,852	13,521	11,732	13,820

	3% Royalty	US$‘000	—	—	—	41	289	420	614	629	619	671	510	456	519

	Revenue	US$‘000	—	—	—	773	5,941	10,126	16,356	16,810	16,499	18,180	13,011	11,276	13,301

	NSR	US$/t ore	—	—	—	65.70	64.41	66.01	90.87	93.39	91.66	101.00	72.28	62.65	73.90

Capital Costs	Underground Mine Development	US$‘000	84	285	780	2,191	—	—	—	—	—	—	—	—	—
	Open Pit Mining	US$‘000	—	—	—	374	—	—	—	—	—	—	—	—	—
	Mine Equipment	US$‘000	—	684	471	2,808	—	—	—	—	—	—	—	—	—
	Plant Equipment	US$‘000	190	—	1,023	4,047	—	—	—	—	—	—	—	—	—
	Plant Construction	US$‘000	—	—	2,474	5,510	—	—	—	—	—	—	—	—	—
	Infrastructure Construction	US$‘000	—	—	982	915	—	—	—	—	—	—	—	—	—
	Land Acquisition	US$‘000	1,226	543	—	—	—	350	—	—	—	—	—	—	—
	EPCM	US$‘000	186	1,053	1,911	870	—	—	—	—	—	—	—	—	—
	Commissioning	US$‘000	—	—	—	45	—	—	—	—	—	—	—	—	—
	Environment	US$‘000	18	1	8	60	23	10	10	11	11	11	—	4	—
	Tailings Dam	US$‘000	—	—	—	—	—	—	—	—	—	—	—	—	—

	Total	US$‘000	1,704	2,565	7,649	16,821	23	360	10	11	11	11	—	4	-

Operating Costs	Open Pit Mining	US$‘000	—	—	—	—	—	—	—	—	—	—	—	—	—
	Underground Mining	US$‘000	—	—	—	—	1,538	3,243	3,310	3,188	3,333	3,163	3,247	3,168	3,186
	Processing	US$‘000	—	—	—	—	878	2,466	2,507	2,507	2,507	2,507	2,507	2,507	2,507
	G&A	US$‘000	—	—	—	—	168	454	454	454	454	454	454	454	454
	Environment	US$‘000	—	—	—	—	22	99	23	75	14	50	14	19	12

	Total	US$‘000	—	—	—	—	2,606	6,262	6,295	6,224	6,309	6,175	6,223	6,149	6,159
	Open Pit Mining	US$/tmoved	—	—	—	—	—	—	—	—	—	—	—	—	—
	Open Pit Mining	US$/t milled	—	—	—	—	—	—	—	—	—	—	—	—	—
	Underground Mining	US$/t milled	—	—	—	—	16.67	21.14	18.39	17.71	18.52	17.57	18.04	17.60	17.70
	Processing	US$/t milled	—	—	—	—	9.51	16.07	13.93	13.93	13.93	13.93	13.93	13.93	13.93
	G&A	US$/t milled	—	—	—	—	1.83	2.96	2.52	2.52	2.52	2.52	2.52	2.52	2.52
	Environment	US$/t milled	—	—	—	—	0.24	0.64	0.13	0.41	0.08	0.28	0.08	0.11	0.07

	Total	US$/t milled	—	—	—	—	28.25	40.82	34.97	34.58	35.05	34.31	34.57	34.16	34.22

Pre-Tax Cash Flow	US$ ‘000		(1,704)	(2,565)	(7,649)	(16,048)	3,313	3,504	10,051	10,575	10,178	11,994	6,788	5,124	7,142
	Cumulative US$ ‘000		(1,704)	(4,269)	(11,919)	(27,966)	(24,653)	(21,149)	(11,098)	(523)	9,655	21,649	28,437	33,561	40,703
	Pre-tax NPV US$ ‘000		32,957
			12%
		IRR	47.5%

Unit Cost of Production	Operating[1]	US$/oz	—	—	—	30	211	285	186	180	185	167	226	254	219
	Capital	US$/oz
	Total[2]	US$/oz

Notes:	1. Equivalent to Gold Institute Total Cash Cost.

2. Equivalent to Gold Institute Total Production Cost.

3. Working capital estimated at $0.9 M by Jaguar Mining Inc. has been excluded.

4. Salvage estimated at $3.4 M by Jaguar Mining Inc.

TABLE 1-1 PRE-TAX CASH FLOW $450/OZ GOLD
JAGUAR MINING INC. – TURMALINA PROJECT

Year			2011		2012		2013		2014		2015		TOTAL
		Semester	10	11	12	13	14	15	16	17	18	19	TOTAL
Mining	Open Pit Ore	tonnes	—	—	—	—	—	—	—	—	—	—	92,440
		g/t Au	—	—	—	—	—	—	—	—	—	—	5.41
	Underground Development Ore	tonnes	17,355	10,908	25,083	28,527	23,007	26,319	9,539	—	—	—	274,940
		g/t Au	5.25	4.57	6.05	4.67	6.47	4.99	4.31	—	—	—	6.25
	Underground Stoping Ore	tonnes	110,047	115,610	101,877	113,481	107,044	111,681	135,957	138,000	17,247	—	1,883,501
		g/t Au	7.70	5.23	4.80	6.66	3.69	5.95	6.33	4.67	4.27	—	6.55
(NE)	Underground Development Ore	tonnes	10,598	11,482	11,040	2,650	7,949	—	—	—	—	—	98,918
		g/t Au	7.52	5.60	3.54	3.54	5.77	—	—	—	—	—	4.84
(NE)	Underground Stoping Ore	tonnes	42,000	42,000	42,000	35,342	42,000	42,000	18,044	—	—	—	566,386
		g/t Au	4.85	6.47	5.60	3.55	3.92	5.77	5.77	—	—	—	4.72

	TOTAL	tonnes	180,000	180,000	180,000	180,000	180,000	180,000	163,540	138,000	17,247	—	2,916,185
		g/t Au	6.79	5.50	5.08	5.69	4.19	5.77	6.15	4.67	4.27	—	6.07

	Open Pit Waste	tonnes	—	—	—	—	—	—	—	—	—	—	237,572
	Strip Ratio	2.57
	Underground Waste	tonnes	48,372	30,511	14,603	16,623	8,969	—	—	—	—	—	777,397

	TOTAL Waste	tonnes	48,372	30,511	14,603	16,623	8,969	—	—	—	—	—	1,014,969

Processing	Plant Feed	tonnes	180,000	180,000	180,000	180,000	180,000	180,000	163,540	138,000	17,247	—	2,916,185
	97% Grade (including MCF)	g/t Au	6.79	5.50	5.08	5.69	4.19	5.77	6.15	4.67	4.27	—	6.07
	Recovery	90%	90%	90%	90%	90%	90%	90%	90%	90%	90%	90%	90%

	Production	Oz.	35,368	28,650	26,462	29,627	21,827	30,038	29,115	18,663	2,133	—	512,301

Revenue	Gold Price ($/oz.)	450	450	450	450	450	450	450	450	450	450	450	450
	Gross Revenue	US$‘000	15,916	12,893	11,908	13,332	9,822	13,517	13,102	8,398	960	—	230,535
	Transport	US$‘000	127	103	95	106	78	108	105	67	8	—	1,840
	1% Refining	US$‘000	159	129	119	133	98	135	131	84	10	—	2,305
	1% CFEM Tax	US$‘000	158	128	118	132	97	134	130	83	10	—	2,287

	Sub-total	US$‘000	15,471	12,533	11,576	12,960	9,548	13,140	12,736	8,164	933	—	224,103
	3% Royalty	US$‘000	569	480	451	493	389	498	486	347	47	—	8,528

	Revenue	US$‘000	14,903	12,053	11,125	12,467	9,159	12,642	12,250	7,817	886	—	215,575

	NSR	US$/t	82.79	66.96	61.81	69.26	50.88	70.23	74.91	56.64	51.36	—	73.92

Capital Costs	Underground Mine Development	US$‘000	—	—	—	—	—	—	—	—	—	—	3,341
	Open Pit Mining	US$‘000	—	—	—	—	—	—	—	—	—	—	374
	Mine Equipment	US$‘000	—	—	—	—	—	—	—	—	—	—	3,963
	Plant Equipment	US$‘000	—	—	—	—	—	—	—	—	—	—	5,260
	Plant Construction	US$‘000	—	—	—	—	—	—	—	—	—	—	7,984
	Infrastructure Construction	US$‘000	—	—	—	—	—	—	—	—	—	—	1,897
	Land Acquisition	US$‘000	—	—	—	—	—	—	—	—	—	—	2,118
	EPCM	US$‘000	—	—	—	—	—	—	—	—	—	—	4,020
	Commissioning	US$‘000	—	—	—	—	—	—	—	—	—	—	45
	Environment	US$‘000	—	—	—	—	—	—	—	—	1,374	—	1,543
	Tailings Dam	US$‘000	—	—	1,000	—	—	—	—	—	—	—	1,000

	Total	US$‘000	—	—	1,000	—	—	—	—	—	1,374	—	31,545

Operating Costs	Open Pit Mining	US$‘000	—	—	—	—	—	—	—	—	—	—	—
	Underground Mining	US$‘000	3,466	3,054	2,943	2,929	2,637	2,326	1,945	1,548	193	—	48,418
	Processing	US$‘000	2,507	2,507	2,507	2,507	2,507	2,507	2,410	1,922	351	—	40,623
	G&A	US$‘000	454	454	454	454	454	454	454	454	76	—	7,515
	Environment	US$‘000	12	12	—	—	—	—	—	—	—	—	351

	Total	US$‘000	6,440	6,028	5,905	5,891	5,599	5,288	4,810	3,925	620	—	96,906

	Open Pit Mining	US$/t moved	—	—	—	—	—	—	—	—	—	—	—
	Open Pit Mining	US$/t milled	—	—	—	—	—	—	—	—	—	—	—
	Underground Mining	US$/t milled	19.26	16.97	16.35	16.27	14.65	12.92	11.90	11.22	11.22	—	16.60
	Processing	US$/t milled	13.93	13.93	13.93	13.93	13.93	13.93	14.74	13.93	20.34	—	13.93
	G&A	US$/t milled	2.52	2.52	2.52	2.52	2.52	2.52	2.78	3.29	4.40	—	2.58
	Environment	US$/t milled	0.07	0.07	—	—	—	—	—	—	—	—	0.12

	Total	US$/t milled	35.78	33.49	32.81	32.73	31.11	29.38	29.41	28.44	35.96	—	33.23

Pre-Tax Cash Flow		US$‘000	8,463	6,025	4,220	6,576	3,560	7,354	7,440	3,892	(1,109)	0	87,124
		Cumulative US$‘000	49,165	55,191	59,410	65,987	69,547	76,901	84,341	88,233	87,124	87,124
		Pre-tax NPV US$‘000

		IRR

Unit Cost of Production	Operating[1]	US$/oz	206	235	248	224	282	201	190	237	321	—	214
	Capital	US$/oz											62
	Total[2]	US$/oz											275

Notes:

1.	Equivalent to Gold Institute Total Cash Cost.

2.	Equivalent to Gold Institute Total Production Cost.

3.	Working capital estimated at $0.9 M by Jaguar Mining Inc. has been excluded.

4.	Salvage estimated at $3.4 M by Jaguar Mining Inc.

39

Considering the Turmalina Project on a stand-alone basis, the Base Case undiscounted pre-tax cash flow totals US$87.1 million over the mine life, and simple payback occurs near the mid-point of 2008 (approximately 21 months from start of production).
The Gold Institute Total Cash Cost is US$214 per ounce of gold. The mine life capital unit cost is US$62 per ounce, for a Gold Institute Total Production Cost of US$275 per ounce of gold. Average annual gold production during operations is 60,000 ounces per year.
At a discount rate of 12%, the pre-tax NPV at the time of the SWRPA Turmalina Technical Report was US$33.0 million and the IRR is 47.5%.
Jaguar’s after-tax NPV estimate at 12% discount rate at the time of the SWRPA Turmalina Technical Report was US$14.2 million, with a project IRR of 30.7%. SWRPA did not review Jaguar’s tax model.
Sensitivity Analysis
Figure 1-1 shows the project sensitivity to various factors, including:
•	Head Grade

•	Gold Price

•	Operating Cost

•	Capital Cost

•	Exchange Rate

•	Mine Life
FIGURE 1-1 SENSITIVITY ANALYSIS
The Turmalina Project is most sensitive to gold price and head grade. The break even gold price resulting in zero pre-tax NPV at 12% at the time of the SWRPA Turmalina Technical Report was approximately US$300 per ounce. At a gold price of US$635 per ounce (July 27, 2006), the pre-tax NPV at 12% was US$74.7 million. Possible impacts on head grades include assay bias and increased dilution. If assaying proves to be biased 10% low, head

40

grades may be 10% higher, which would result in a pre-tax NPV at 12% of US$43 million. If dilution rates are 20% (AngloGold Ashanti test results) rather than 15% (Base Case estimate), head grades will be reduced by 5%, which would result in a pre-tax NPV at 12% of approximately US$28 million.
The long-term exchange rate used for the Turmalina Project is US$1.00 = R$2.50, compared to the rate as of the date of the SWRPA Turmalina Technical Report of US$1.00 = R$2.29. The long-term rate was chosen based on economic forecasts by Brazilian banks. For Base Case cash flow estimation, actual exchange rates were used for costs incurred up to June 30, 2006. The remainder of pre-production capital to be spent was converted using an exchange rate of US$1.00 = R$2.19. Sustaining capital and operating costs use the long-term exchange rate.
Other key sensitivities, in addition to the aforementioned, are operating costs, and capital cost, and mine life. The sensitivities are summarized in the following table as pre-tax NPV at 12% discount.
TABLE 1-2 SENSITIVITY DATA
Jaguar Mining Inc — Turmalina Project

	-20%	-10%	Base Case	+10%	+20%
Gold Price (US$/oz)	360	405	450	495	540
Pre-tax NPV (US$ million)	$12.7	$22.8	$33.0	$43.1	$53.2

Grade (g/t)	4.86	5.46	6.07	6.68	7.28
Pre-tax NPV (US$ million)	$12.8	$22.9	$33.0	$43.0	$53.1

Operating Costs (US$ million)	$62.0	$78.5	$96.9	$117.3	$139.6
Pre-tax NPV (US$ million)	$41.8	$37.4	$33.0	$28.5	$24.1

Capital Costs (US$ million)	$20.2	$25.6	$31.6	$38.2	$45.4
Pre-tax NPV (US$ million)	$37.5	$35.2	$33.0	$30.7	$28.4

Exchange Rate (R$/US$)	2.00	2.25	2.50	2.75	3.00
Pre-tax NPV (US$ million)	$14.5	$24.9	$33.0	$39.7	$45.2

Mine Life (Mt)	2.3	2.6	2.9	3.2	3.5
Pre-tax NPV (US$ million)	$25.6	$28.7	$33.0	$36.0	$38.9
The base case sensitivity to discount rate is shown as follows:
•	12% - pre-tax NPV = US$33.0 million

•	10% - pre-tax NPV = US$38.6 million

•	7.5% - pre-tax NPV = US$47.2 million

•	5% - pre-tax NPV = US$57.7 million
Technical Summary
The Turmalina Project lies approximately 120 km northwest of Belo Horizonte and six kilometres south of the town of Pitangui, Minas Gerais, Brazil. The Turmalina Project comprises seven contiguous concessions covering an area of 5,337 ha and was acquired from AngloGold Ashanti in September 2004 for US$4.0 million, payable in three equal installments of US$1.35 million. Jaguar has 100% ownership subject to a 5% net revenue interest up to US$10 million, and 3% thereafter, to an unrelated third party. In addition, there is a 0.5% net revenue interest payable to the legal landowner.
Gold was first discovered in the area in the 16th century. During 1992 and 1993, AngloGold Ashanti (AngloGold Limited at that time) mined 373,000 t of oxide mineralization from an open pit on the Turmalina Zone and recovered 35,500 oz of gold using heap leach technology. Subsequently, AngloGold Ashanti explored a possible downward sulphide extension by driving a ramp beneath the pit and drifting on two levels in the mineralized zone at approximately 50 m and 75 m below the pit floor.

41

The Turmalina Deposit is hosted by rocks of the Archaean Rio das Velhas greenstone belt in the Iron Quadrangle region, one of the major gold provinces in the world. The Pitangui area is underlain by rocks of Archaean and Proterozoic age. Archaean units include a granitic basement, overlain by the Pitangui Group, a sequence of ultramafic to intermediate volcanic flows and pyroclastics, and associated sediments. The predominant rock types in the deposit are metamorphosed pelites and tuffs. Gold mineralization is associated with higher levels of sericite, quartz, and biotite. Some fraction of the gold mineralization in the Turmalina Deposit may be due to primary, exhalative deposition associated with the banded iron formation, however, the deposit can be broadly classified as epigenetic, related to a mesothermal system that localized auriferous silicification in local structural features within a wider shear zone.
The Turmalina Deposit comprises three zones, the Principal, NE, and CD Zones. The Principal Zone strikes azimuth 110° and dips at 55°-60°. Gold grade zoning indicates a SE plunge of approximately 65°. The zone is 200 m to 250 m long and ranges in horizontal width from two metres to 30 m, averaging approximately eight metres. The NE Zone lies 50 m to 100 m east of the Principal Zone and has a similar attitude. It is approximately 200 m long and ranges from one metre to 12 m in horizontal width, averaging approximately three metres. Mineralization extends to at least 350 m below surface. The CD Zone includes two narrow sub-zones approximately 50 m vertically by 50 m horizontally, ten metres in the hangingwall and ten metres in the footwall of the Principal Zone.
Since September 2004, Jaguar has completed a three-phase surface exploration program consisting of 93 diamond drill holes for a total of 30,196 m. The sampling approach and methodology, sample preparation and analysis, data verification, and quality assurance/quality control systems conform to industry standards.
Jaguar geology staff completed the correlation of the mineralized zones using a 1.0 g/t Au cutoff grade and a 1.0 m minimum width. Moreno & Associados of Belo Horizonte, Minas Gerais, Brazil, completed the mineral resource estimate using a block model methodology. The mineral resources are summarized in Table 1-3.
TABLE 1-3 MINERAL RESOURCES — JULY 2006
Jaguar Mining Inc. — Turmalina Project

	Principal Zone		NE Zone		CD Zone			TOTAL
	Tonnes	Grade	Tonnes	Grade	Tonnes	Grade	Tonnes	Grade	Cont. Au
	(t)	(g/t)	(t)	(g/t)	(t)	(g/t)	(t)	(g/t)	(oz)

Measured	276,000	6.1					276,000	6.1	54,000
Indicated	1,830,000	7.8	748,000	5.6			2,577,000	7.1	590,000
Meas + Indic	2,106,000	7.6	748,000	5.6			2,854,000	7.0	644,000

Inferred	554,000	7.0	256,000	5.5	218,000	5.8	1,027,000	6.4	211,000

Notes:

1.	CIM definitions were followed for Mineral Resources.

2.	Mineral Resources are estimated at a cutoff grade of 1.0 g/t Au.

3.	A minimum mining width of 1.0 metres was used.

4.	Rows and columns may not total due to rounding.

5.	Mineral resources exclude previous production.

6.	The mineral resources are inclusive of mineral reserves.
Mineral reserves have been estimated based on the mineral resources. Mining factors have been applied. The breakeven cutoff grade based on operating costs of US$33.23 per tonne and a gold price of US$450 is approximately 2.6 g/t Au. The incremental cutoff is approximately 1.5 g/t Au. Due to the lack of selectivity in the mining method, all resources within the 1.0 g/t Au envelope have been considered for reserves.

42

TABLE 1-4 MINERAL RESERVES — JULY 2006
Jaguar Mining Inc. — Turmalina Project

	Principal Zone		NE Zone		CD Zone		TOTAL
	Tonnes	Grade	Tonnes	Grade	Tonnes	Grade	Tonnes	Grade	Cont. Au
	(t)	(g/t)	(t)	(g/t)	(t)	(g/t)	(t)	(g/t)	(oz)

Proven	234,000	5.5					234,000	5.5	41,000
Probable	2,017,000	6.8	665,000	4.9			2,682,000	6.3	546,000
Total	2,252,000	6.7	665,000	4.9			2,916,000	6.3	587,000

Notes:

1.	Based on a gold price of US$450 per ounce

2.	Cutoff grade = 1.0 g/t

3.	Dilution overall = 15%

4.	Extraction = 89%

5.	Reserves estimated according to CIM definitions

6.	Rows and columns may not add exactly due to rounding
Production based on the mineral reserves in Table 1-4 is further modified by a mine call factor of 97%, applied to grade. Base Case production totals 2,916,000 tonnes at a grade of 6.1 g/t Au.
Jaguar proposes an open pit operation to mine approximately 3% of the mineral reserves. The open pit mine will produce 92,000 tonnes of ore at a grade of 5.4 g/t Au, and a strip ratio of 2.57:1. The open pit phase will be followed by an underground mining operation using sublevel stoping with paste backfill in the Principal Zone, and mechanized cut and fill in the NE Zone, to produce 1,000 tpd.
The open pit is a remnant of the original AngloGold Ashanti pit. The open pit design assumes approximately 40% of total stripping (238,000 t) is weathered and altered material that will not require blasting. Mining is in progress by contractor, with approximately 75% of stripping complete as of July 2006. Ore mining has commenced. Ore is hauled to a stockpile at the plant, approximately 1.3 km, and waste is hauled to the dumps, approximately one kilometer.
The underground mine will supply the large majority of millfeed during the mine life. Mining will be carried out in two zones — the Principal Zone, comprising 77% of the underground reserve and the NE Zone, comprising 23%.
The Principal Zone was explored previously during the AngloGold Ashanti open pit program. An access ramp at a grade of 12% was developed from outside the open pit and two levels were developed. Test mining extracted approximately 17,000 t of ore, grading 5.24 g/t Au. Dilution was estimated to be 20%.
The SWRPA Turmalina Technical Report proposed to mine the Principal Zone by sublevel stoping with paste backfill and the NE Zone by mechanized cut and fill, using waste fill.
The Principal Zone is a tabular body, dipping at approximately 55° to 75°. The Zone is an average of 8.3 m wide over a strike length of approximately 200 m to 250 m. The zone has been traced from surface at the bottom of the open pit at 690 masl to a depth of approximately minus 50 masl. Present reserves extend to the 150 masl elevation. Inferred resources extend to depth, offering good potential for extension of the mine life. Ore grade mineralization occurs in two main plunging shoots within the zone.
The NE Zone is tabular as well, dipping the same as the Principal Zone, but is much narrower, averaging approximately 2.7 m in width. The NE Zone reserves extend from 675 masl to a depth of approximately 200 masl and resources extend to approximately 0 masl. The Zone strike length is approximately 150 m to 200 m.
The Principal Zone will be mined using longitudinal sublevel stoping. Access will be by extension of the existing ramp (5 mx 5 m, minus 15% grade). Sublevels will be at 20 m intervals with a five metre sill pillar left at every sixth

43

sublevel, or 120 m. A 15 m crown pillar will be left beneath the open pit. Stope access (4 m x 4 m) will be via a central drift, with mining on a retreat basis within the stope. The stopes will be blasted in rings from sublevels on 20 m lifts, with three lifts per stope. The plan calls for extracting all of the ore in a volume 60 m high by full strike length (up to 200 m) by ore width (8.3 m average), then backfilling. Paste fill will be used to fill the stope before mining commences on the sublevel above. The paste, containing 4% cement, will be piped from the paste fill plant on surface through boreholes and be distributed in the mine by a piping network. In SWRPA’s opinion, there is some risk related to the size of the openings to be filled and consideration should be given to filling smaller openings on a more frequent basis. This can be done with the present layout, however, it will introduce curing time to the cycle and stoping productivity will be affected. This can be mitigated by having more workplaces available. Another option is to leave sacrificial pillars in the stopes. SWRPA recommends that these options be studied for incorporation into the mine schedule.
For the NE Zone, a separate ramp will branch off from the Principal Zone ramp. Stopes will be approximately 60 m vertical, with five metre sill pillars. Access to the stope will be by jump ramps from the main ramp. Backfilling material will come from two sources — waste generated at the open pit mine and waste generated by the underground development work. Surface waste will be excavated by loader/truck and dumped in a fill pass. Underground waste will trucked to the required area.
The process plant will employ a conventional CIP circuit for gold recovery. The estimated overall metallurgical recovery is 90%, based on a 92% leaching recovery and 97.8% adsorption/smelting recovery. The process flowsheet includes three-stage crushing/screening to minus 3/8”, primary grinding using a rod mill, secondary grinding using a ball mill, thickening, leaching, CIP carbon adsorption, elution, electrowinning, and smelting.
Tailings from the process plant will be pumped to a paste fill plant, where they will be dewatered. Cement will be added and the paste will be delivered underground by gravity. During times when underground fill is not required, the paste will be directed to the mined out open pit or, later, a tailings pond facility. Jaguar estimates that approximately 60% of tailings will be re-used as backfill, 10% will go into the open pit, and 30% will be stored in the tailings pond. Future changes in reserves would impact these ratios.
Tailings pond location, design, and cost estimation have not been finalized – an allowance of US$1 million has been included in the Base Case, based on Jaguar’s experience in building tailings ponds at other operations.
Manpower for the Turmalina Project operating period totals 248. It is based on productivity estimates for mining, and general convention for the other areas. Salaries have been established to be competitive in the region. Monthly base salaries range from US$250 for an entry level position to US$400 for a tradesman or experienced miner. A senior engineer salary is in the order of US$2,700 per month. Senior management salaries are approximately US$4,800 per month. Burden on top of the base salaries averages approximately 115%.
As of the time of the SWRPA Turmalina Technical Report, Jaguar had obtained all permits required for construction and development work, which was in progress.
The Turmalina Plant is scheduled to ramp up to full production of 30,000 tonnes per month by mid-2007. Jaguar reports construction progress to date:

•	Access	100% complete
•	Site Preparation	100% complete
•	Buildings	98% complete
•	Civil works (mainly concrete)	56% complete
•	Structural steel	16% complete
•	Tanks, platework	17% complete
•	Electrical (incl. 5 km power line)	0% complete
•	Piping	0% complete
•	Instrumentation	0% complete
•	Paste fill plant	0% complete
Total pre-production and ongoing capital costs have been estimated by MSOL and TechnoMine and are summarized in the following table. The costs include a contingency of 10%.

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TABLE 1-5 CAPITAL COSTS
Jaguar Mining Inc. — Turmalina Project

US$ ‘000’s

Open Pit Mining	374
Underground Mine Development	3,341
Underground Mine Equipment	3,963
Plant Equipment	5,260
Plant Construction	7,984
Infrastructure Construction	1,897
Land Acquisition	2,118
EPCM	4,020
Commissioning	45
Environment	1,543
Tailings Dam	1,000

Total	$31,545
Pre-production costs included above total US$28.7 million, with US$15.8 million incurred or committed as of June 30, 2006. Jaguar estimates that the cost to complete preproduction construction and development is US$12.9 million. US$2.8 million in ongoing capital costs include the final land acquisition payment (US$350,000), environmental testing (US$80,000), tailings pond construction (US$1 million), and closure costs (US$1.4 million). Capital costs do not include working capital or salvage credits upon closure.
Operating costs have been estimated from first principles and are following table:
TABLE 1-6 OPERATING COSTS
Jaguar Mining Inc. — Turmalina Project

US$/tonne milled

Underground Mining	16.60
Processing	13.93
G&A	2.58
Environment	0.12

Total	$33.23
Conclusions and Recommendations
The work completed by Jaguar to date has shown that the Turmalina Project is robust at current gold prices and shows a positive operating margin at the Base Case gold price of US$450 per ounce. SWRPA offered the following conclusions in the SWRPA Turmalina Technical Report:
•	The diamond drilling techniques and technical controls were performed to industry standards and produced samples of adequate quality to develop a database for resource estimation.

•	The sampling method and approach, as well as the sample preparation and analysis, were adequate for resource estimation.

•	The data verification program conforms to industry standards, but noncompliance issues should be addressed on a timely basis.

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•	The resource grade may be biased 5% to 10% low due to possible problems in the SGS do Brasil Ltda. (SGS) laboratory.

•	The assumptions, parameters, and methodology used for resource estimation are appropriate for the style of mineralization.

•	Mineral resources and reserves have been estimated according to the requirements of CIM definitions and, in SWRPA’s opinion, are compliant with NI 43-101.

•	Stope extraction does not include an allowance for ore loss, however, the overall extraction of 89% should be adequate.

•	Dilution rates of 15% are reasonable, however, previous testing indicates that dilution rates up to 20% may occur.

•	There is some risk related to the size of the underground openings to be backfilled.

•	The use of the open pit for tailings deposition is nominally an expedient alternative, however, a tailings pond facility will be required once the open pit is filled.

SWRPA presented the following recommendations in the SWRPA Turmalina Technical Report:

•	Assess the potential for lateral and downward extension of mineralization and extend diamond drilling programs as necessary.

•	Investigate possible low bias in the SGS analytical laboratory.

•	Establish a QAIQC program to monitor laboratory results on a “per batch” basis. Request copies of the laboratory in-house QA/QC reports.

•	Establish a standard operating procedure whereby, during the resource estimation process, outlier assays are capped prior to compositing.

•	Consideration should be given to backfilling smaller openings on a more frequent basis.

•	Investigate the following items before placing tailings in the open pit:
o	Crown pillar stability to prevent inrush into the mine workings.

o	Proper sealing of the vent raise connection from the bottom of the open pit to the mine.

o	The effect of water on the tailings during the rainy season and the prevention of liquefaction.
•	Proceed with detailed design and cost estimation for the proposed tailings pond facility.
For additional details regarding the information set forth in this section regarding the Turmalina Gold Project, please refer to the SWRPA Turmalina Technical Report, which is filed on SEDAR.

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RISK FACTORS
Calculation of mineral resources and metal recovery is only an estimate, and there can be no assurance about the quantity and grade of minerals until resources are actually mined.
There is a degree of uncertainty attributable to the calculation of reserves, resources and corresponding grades being mined or dedicated to future production. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Until reserves or resources are actually mined and processed, the quantity of reserves or resources and grades must be considered as estimates only. Any material change in the quantity of reserves, resources, grade or stripping ratio may affect the economic viability of Jaguar’s properties. In addition, there can be no assurance that metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.
Several of Jaguar’s operations involve exploration and development and there is no guarantee that any such activity will result in commercial production of mineral deposits.
None of the exploration properties in which Jaguar holds an interest host a known body of commercial ore and proposed programs on such properties are exploratory in nature. Development of these mineral properties is contingent upon obtaining satisfactory exploration results. Mineral exploration and development involves substantial expenses and a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to adequately mitigate. There is no assurance that commercial quantities of ore will be discovered on any of Jaguar’s exploration properties. There is also no assurance that, even if commercial quantities of ore are discovered, a mineral property will be brought into commercial production, or if brought into production, that it will be profitable. The discovery of mineral deposits is dependent upon a number of factors including the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit is also dependent upon, among a number of other factors, its size, grade and proximity to infrastructure, current metal prices, and government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection. In addition, depending on the type of mining operation involved, several years can elapse from the initial phase of drilling until commercial operations are commenced. Most of the above factors are beyond Jaguar’s control.
Fluctuations in currency exchange rates may adversely affect Jaguar’s position.
Fluctuations in currency exchange rates, particularly operating costs denominated in currencies other than United States dollars, may significantly impact Jaguar’s financial position and results. Gold is sold throughout the world based principally on a U.S. dollar price, but a portion of Jaguar’s operating expenses are incurred in non-U.S. dollar currencies. In addition, the appreciation of non-U.S. dollar currencies in Brazil against the U.S. dollar would increase the costs of gold production at mining operations in Brazil, which could materially and adversely affect Jaguar’s earnings and financial condition.
Gold prices are volatile and there can be no assurance that a profitable market will exist for gold.
The gold mining industry is intensely competitive, and there is no assurance that, even if Jaguar discovers commercial quantities of gold mineral resources, a profitable market will exist for the sale those resources. There can be no assurance that gold prices will be sufficient for Jaguar to mine its properties at a profit. Factors beyond Jaguar’s control may affect the marketability of any minerals discovered. Gold prices are subject to volatile price changes from a variety of factors including international economic and political trends, expectations of inflation, global and regional demand, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods.
Competition for new mining properties may prevent Jaguar from acquiring interests in additional properties or mining operations.
Significant and increasing competition exists for mineral acquisition opportunities throughout the world. Some of the competitors are large, more established mining companies with substantial capabilities and greater financial and

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technical resources than Jaguar. As a result of the competition, Jaguar may be unable to acquire rights to exploit additional attractive mining properties on terms it considers acceptable. Accordingly, there can be no assurance that Jaguar will acquire any interest in additional operations that would yield reserves or result in commercial mining operations.
Certain risks, particularly with regard to unusual geological operating conditions, may be too costly to insure or may be uninsurable, exposing Jaguar to potential liabilities.
In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fires, flooding and earthquakes may occur. It is not always possible to fully insure against such risks and Jaguar may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of Jaguar.
There can be no assurance that the interests held by Jaguar in its properties are free from defects nor that material contractual arrangements between Jaguar and entities owned or controlled by foreign governments will not be unilaterally altered or revoked.
Jaguar has investigated its rights to explore and exploit its various properties, and, to the best of its knowledge, those rights are in good standing, but no assurance can be given that such rights will not be revoked, or significantly altered, to the detriment of Jaguar. There can also be no assurance that Jaguar’s rights will not be challenged or impugned by third parties.
Certain of Jaguar’s properties are subject to reacquisition by AngloGold Ashanti.
AngloGold Ashanti has the right, following exhaustion of the reserves developed from the known resources at the Paciência, Juca Vieira, Catita, Bahú, Marzagão, Camará and Morro do Adão properties, to develop a full valuation of any of such properties, including drilling works. If the valuation identifies the existence, in one or more areas, of measured and indicated resources of a minimum of 750,000 ounces, AngloGold Ashanti will have the right to reacquire up to 70 percent of any of such properties at an ascribed value of US$10.50 per ounce of the new measured and indicated resources.
Jaguar is exposed to risks of changing political stability and government regulation in the country in which it operates.
Jaguar holds mineral interests in Brazil that may be affected in varying degrees by political instability, government regulations relating to the mining industry and foreign investment therein, and the policies of other nations in respect of Brazil. Any changes in regulations or shifts in political conditions are beyond the control of Jaguar and may adversely affect its business. Jaguar’s operations may be affected in varying degrees by government regulations, including those with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, employment, land use, water use, environmental legislation and mine safety. The regulatory environment is in a state of continual change, and new laws, regulations and requirements may be retroactive in their effect and implementation. Jaguar’s operations may also be affected in varying degrees by political and economic instability, economic or other sanctions imposed by other nations, terrorism, military repression, crime, extreme fluctuations in currency exchange rates and high inflation.
Jaguar is subject to substantial environmental and other regulatory requirements and such regulations are becoming more stringent. Non-compliance with such regulations, either through current or future operations or a pre-existing condition could materially adversely affect Jaguar.
All phases of Jaguar’s operations are subject to environmental regulations. Environmental legislation is evolving in a manner that will likely involve stricter standards and enforcement, increased fines and penalties for noncompliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not be materially adverse to Jaguar’s operations.

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The properties in which Jaguar holds interests may contain environmental hazards, which are presently unknown to Jaguar and which have been caused by previous or existing owners or operators of the properties. If Jaguar properties do contain such hazards, this could lead to Jaguar being unable to use the properties or may cause Jaguar to incur costs to clean up such hazards. In addition, Jaguar could find itself subject to litigation should such hazards result in injury to any persons.
Government approvals and permits are sometimes required in connection with Jaguar’s operations. To the extent such approvals are required and not obtained, Jaguar may be delayed or prohibited from proceeding with planned exploration, development or mining of mineral properties.
Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities, which may require operations to cease or be curtailed, or corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.
Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation of such requirements could have a material adverse impact on Jaguar and cause increases in capital expenditures or production costs or reductions in levels of production at producing properties or require abandonment or delays in development of new mining properties.
Jaguar has a limited operating history.
Jaguar has a limited operating history, and there can be no assurance of its ability to operate its projects profitably. Although in the future Jaguar may generate additional working capital through the operation, development, sale or possible syndication of its properties, there is no assurance that Jaguar will produce a positive cash flow, or if it does, that any such funds will be available for exploration and development programs.
History of Losses.
Jaguar has experienced net operating losses since its first full year of operations in 2003. These losses amounted to US$12,838,000 for the year ended December 31, 2005 and US$12,746,000 for the year ended December 31, 2006. Jaguar expects to continue to incur losses for the foreseeable future and there can be no assurance that Jaguar will be able to achieve or sustain profitability in the future.
Jaguar may need additional capital to accomplish its exploration and development plans, and there can be no assurance that financing will be available.
The exploration and development of Jaguar’s properties, including continuing exploration and development projects, and the construction of mining facilities and mining operations, may require substantial additional financing. Failure to obtain sufficient financing on terms acceptable to Jaguar may result in a delay or indefinite postponement of exploration, development or production on any or all of Jaguar’s properties or even a loss of a property interest. The only source of funds now available to Jaguar is through the Turmalina Facility, the sale of debt or equity capital, properties, royalty interests, the entering into of joint ventures and the offering described under the section entitled “General Development of the Business” and in the subsection entitled “Mining Exploration and Production History”, which offering resulted in the issue of units for gross proceeds of Cdn.$86.25 million. Additional financing may not be available when needed or if available, the terms of such financing might not be favorable to Jaguar. If financing is raised through the issuance of equity, it might involve substantial dilution to existing shareholders. If financing involved the issuance of debt, the terms of the agreement governing such debt could impose restrictions on Jaguar’s operation of its business. Failure to raise capital when needed would have a material adverse effect on Jaguar’s business, financial condition and results of operations.

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Jaguar has no record of paying dividends.
Jaguar has no dividend record. Jaguar has paid no dividends on the Common Shares since incorporation and does not anticipate doing so in the foreseeable future. Payment of any future dividends will be at the discretion of Jaguar’s board of directors after taking into account many factors, including operating results, financial condition and anticipated cash needs.
Jaguar relies on its management and key personnel, and there is no assurance that such persons will remain at Jaguar, or that Jaguar will be able to recruit skilled individuals.
Jaguar relies heavily on its existing management. Recruiting and retaining qualified personnel is critical to Jaguar’s success. The number of persons skilled in the acquisition, exploration and development of mining properties is limited and competition for such persons is intense. Jaguar believes that it has been successful in recruiting excellent personnel to meet its corporate objectives, but, as Jaguar’s business activity grows, it may require additional key financial, administrative and mining personnel. Although Jaguar believes that it will be successful in attracting and retaining qualified personnel, there can be no assurance of such success.
Certain directors of Jaguar are directors or officers of, or have shareholdings in, other mineral resource companies and there is the potential that such directors will encounter conflicts of interest with Jaguar.
Certain of the directors of Jaguar are directors or officers of, or have significant shareholdings in, other mineral resource companies, and, to the extent that such other companies may participate in ventures with Jaguar, the directors of Jaguar may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. Such other companies may also compete with Jaguar for the acquisition of mineral property rights. If any such conflict of interest arises, a director who has such a conflict will disclose the conflict at a meeting of the directors of Jaguar and will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, the directors of Jaguar are required to act honestly, in good faith and in the best interests of Jaguar. In determining whether or not Jaguar will participate in a particular program and the interest therein to be acquired by it, the directors of Jaguar will primarily consider the potential benefits to Jaguar, the degree of risk to which Jaguar may be exposed and its financial position at that time.
Jaguar is exposed to risks of changing labour and employment regulations.
Although Jaguar has good relations with its employees, production at its mining operations is dependant upon the efforts of Jaguar’s employees. In addition, relations between Jaguar and its employees may be affected by changes in the scheme of labour relations that may be introduced by the relevant governmental authorities in whose jurisdictions Jaguar carries on business. Changes in such legislation or in the relationship between Jaguar and its employees may have a material adverse effect on Jaguar’s business, results of operations and financial condition.
Substantially all of Jaguar’s assets are held by foreign subsidiaries that are subject to the laws of Brazil.
Jaguar conducts operations through its wholly-owned foreign subsidiaries, MSOL, MTL, and substantially all of its assets are held in MSOL and MTL. Accordingly, any governmental limitation on the transfer of cash or other assets between Jaguar, MSOL and MTL could restrict Jaguar’s ability to fund its operations efficiently. Any such limitations or the perception that such limitations may exist now or in the future could have an adverse impact on Jaguar’s valuation and stock price.
Some of Jaguar’s officers and directors reside outside of Canada. It may not be possible to effect service of process on some officers and directors in Canada and to enforce Canadian judgments against Jaguar and some of its officers and directors.
Jaguar is incorporated under the laws of Ontario, but does not have an office or other permanent establishment in Canada. Three of Jaguar’s directors and all of Jaguar’s officers reside outside of Canada. Substantially all of the assets of these persons and of Jaguar are located outside of Canada. Although Jaguar has appointed Miller Thomson LLP as its agent for service of process in Canada, it may not be possible for investors to effect services of process

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within Canada upon officers and directors and certain named experts who reside outside its borders. It may also not be possible to enforce judgments obtained in Canadian courts predicated upon the civil liability provisions of applicable securities laws in Canada against Jaguar, certain officers and directors and certain experts named herein.
Market for Common Shares.
Jaguar began trading on the TSX Venture Exchange (“TSX-V”) on October 16, 2003. On February 17, 2004, Jaguar’s shares began trading on the TSX under the symbol “JAG” and ceased trading on the TSX-V. Securities of micro- and small-cap companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally and market perceptions of the attractiveness of particular industries. Jaguar’s share price is also likely to be significantly affected by short-term changes in gold prices or in its financial condition or results of operations as reflected in its quarterly earnings reports. Other factors unrelated to Jaguar’s performance that may have an effect on the price of the Common Shares include the following: the extent of analytical coverage available to investors concerning Jaguar’s business may be limited if investment banks with research capabilities do not continue to follow Jaguar’s securities; the lessening in trading volume and general market interest in Jaguar’s securities may affect an investor’s ability to trade significant numbers of Common Shares; the size of Jaguar’s public float may limit the ability of some institutions to invest in Jaguar’s securities; and a substantial decline in the price of the Common Shares that persists for a significant period of time could cause Jaguar’s securities to be delisted from the TSX, further reducing market liquidity. As a result of any of these factors, the market price of the Common Shares at any given point in time may not accurately reflect Jaguar’s long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. Jaguar may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.
Market for Warrants.
The Warrants trade on the TSX under the symbol “JAG.WT”. The Warrants are thinly traded and the circumstances that influence the price of the Common Shares referred to under “Market Price for Common Shares” above are likely to influence the Warrants and the price of the Warrants. A substantial decline in the price or number of the Warrants (including the exercise of Warrants under the early exercise program described herein) or in trading of the Warrants could cause the Warrants to be delisted from the TSX further reducing market liquidity.
The value of Common Shares may be diluted due to the conversion of purchase warrants and stock options.
As of March 29, 2007, the number of Common Shares on a fully-diluted basis is 61,419,548, which includes the maximum number of Common Shares issuable pursuant to the exercise of Warrants under the Early Exercise Program (as defined below). On February 28, 2007, Jaguar filed a final short form prospectus in each province of Canada in connection with a proposal to issue up to 340,090 new Common Shares to holders of its Warrants listed on the TSX who exercise such Warrants during a thirty day early exercise period commencing on February 28, 2007 (the “Early Exercise Program”). If all Warrants are exercised under such program, Jaguar will issue approximately 5,398,250 Common Shares pursuant to the exercise by the Warrant holders of Warrants in accordance with the original terms of the Warrants and will issue up to 340,090 additional Common Shares to encourage the early exercise of the Warrants by the holders thereof. As of March 29, 2007, Jaguar has 4,643,994 Warrants outstanding, 343,050 unlisted warrants outstanding, and 5,260,000 stock options outstanding exercisable at prices ranging from US$1.00 to Cdn.$6.40. (A grant of 1,135,000 additional stock options exercisable at Cdn.$5.94 is subject to shareholder approval of an amendment to Jaguar’s 2003 Stock Option Plan.) During the life of the options and warrants, the holders are given an opportunity to profit from a rise in the market price of Common Shares with a resulting dilution in the interest of the other shareholders. The existence of such rights may adversely affect Jaguar’s ability to obtain additional financing and the price of Common Shares. The increase in the number of Common Shares in the market resulting from the exercise of such rights and the possibility of sales of such shares may have a depressive effect on the price of Common Shares. In addition, as a result of such additional Common Shares, the voting power of Jaguar’s existing shareholders will be substantially diluted.
As a result of the offering described under the section entitled “Recent Developments” and in the subsection entitled “Financing and Warrants”, 2,156,250 Common Shares were issued.

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In the future Jaguar may grant to some or all of its directors, key employees and consultants additional options to purchase its Common Shares at exercise prices equal to market prices at times when the public market is depressed. To the extent that significant numbers of such options are granted and exercised, the interests of then existing shareholders of Jaguar will be subject to additional dilution.
DIVIDENDS
Jaguar has not paid any dividends and does not intend to pay dividends in the foreseeable future. Any future payment of dividends will be dependent upon the financial requirements of Jaguar to fund future projects, the financial condition of Jaguar and other factors that the board of directors of Jaguar, in its discretion, may consider appropriate under the circumstances.
DESCRIPTION OF CAPITAL STRUCTURE
Jaguar is authorized to issue an unlimited number of Common Shares of which there were 47,917,908 issued and outstanding as of December 31, 2006. As of March 29, 2007, taking into account share purchase warrants exercised under the early exercise and exchange program as of such date, there were 50,879,927 Common Shares outstanding. See “General Development of the Business” and “Material Contracts”. Holders of Common Shares are entitled to receive notice of any meetings of shareholders, to attend and to cast one vote per Common Share at all such meetings. Holders of Common Shares do not have cumulative voting rights with respect to the election of directors, and holders of a majority of Jaguar’s Common Shares entitled to vote in any election of directors may therefore elect all directors standing for election. Holders of Common Shares are entitled to receive on a pro-rata basis such dividends, if any, as and when declared by Jaguar’s board of directors at its discretion from funds legally available therefore and upon the liquidation, dissolution or winding up of Jaguar are entitled to receive on a pro-rata basis the net assets of Jaguar after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro-rata basis with the holders of Common Shares with respect to dividends or liquidation. Jaguar’s Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions. As of January 31, 2007, Jaguar’s Board of Directors adopted the Shareholder Rights Plan, subject to approval of the TSX and the ratification by shareholders of the Shareholder Rights Plan at the 2007 annual meeting of shareholders, to be held on May 10, 2007. A copy of the Shareholder Rights Plan may be found on SEDAR at http://www.sedar.com. On February 28, 2007, Jaguar filed a final short form prospectus in each province of Canada in connection with a proposal to issue up to 340,090 new Common Shares of Jaguar to holders of its Warrants listed on the TSX who exercise such Warrants during a thirty day early exercise period commencing on February 28, 2007. If all Warrants are exercised under such program, Jaguar will issue 5,398,250 Common Shares pursuant to the exercise by the Warrant holders of Warrants in accordance with the original terms of the Warrants and will issue up to 340,090 additional Common Shares to encourage the early exercise of the Warrants by the holders thereof
MARKET FOR SECURITIES
Jaguar’s Common Shares are listed and posted for trading on the TSX under the symbol “JAG”. The following table sets forth information relating to the trading of Jaguar’s Common Shares for the periods indicated.
Toronto Stock Exchange (Canadian $)

Month	High	Low	Close	Volume
January 2006	4.89	3.90	4.10	711,671
February 2006	5.76	4.00	5.70	1,312,012
March 2006	6.08	5.08	5.71	5,019,220
April 2006	6.05	5.25	5.35	2,367,344
May 2006	5.78	3.92	4.35	4,170,111
June 2006	5.00	3.66	4.60	1,294,081
July 2006	4.80	4.40	4.52	4,094,782
August 2006	5.25	4.25	4.60	1,738,112
September 2006	5.11	4.02	4.60	2,038,983
October 2006	4.91	4.40	4.83	1,908,468
November 2006	7.34	4.70	7.24	1,808,302
December 2006	7.25	6.21	6.79	826,343

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Jaguar has Common Share warrants with an exercise price of Cdn.$4.50 and an expiry of December 31, 2007 listed and traded on the Toronto Stock Exchange under the symbol JAG.WT. The following table sets forth relating to the trading of Jaguar’s listed warrants for the periods indicated.
Toronto Stock Exchange (Canadian $)

					Number of	Volume
Date	Open	High	Low	Close	Trades	Traded
January 2006	0.80	1.55	0.80	1.05	96	615,220
February 2006	1.05	2.08	0.93	1.91	162	402,067
March 2006	1.96	3.09	1.76	2.71	97	196,735
April 2006	2.71	2.71	2.09	2.22	63	82,238
May 2006	2.03	2.20	1.10	1.30	72	127,200
June 2006	1.30	1.60	1.00	1.16	53	89,200
July 2006	1.45	1.50	1.30	1.40	14	21,050
August 2006	1.56	1.83	1.27	1.50	57	90,090
September 2006	1.71	1.99	1.32	1.90	34	32,215
October 2006	1.60	1.60	1.22	1.30	104	49,350
November 2006	1.57	3.30	1.40	3.25	207	156,874
December 2006	3.10	3.25	2.78	2.99	43	46,000
DIRECTORS AND EXECUTIVE OFFICERS
The following is a list of the directors and executive officers of Jaguar, and information regarding each individual including municipality of home address, position with Jaguar, date of appointment to the position with Jaguar and the principal occupation during the past five years. All directors hold office until the next annual meeting of shareholders or until their successors are elected or until their earlier death, resignation or removal.

Name and Municipality of home address	Position and Date of appointment	Principal occupation during past five years
Gary E. German Toronto, Ontario, Canada	Director and Chairman September 26, 2003	President of Falcon Strategy and Management Co. Formerly Managing Director, Kingsdale Capital Partners Inc., October 2002 to September 2003; Self employed Mining Consultant, July 2001 to October 2002; Senior Advisor, President/CEO, Saudi Arabian Mining Co., July 1998 to July 2001.

Daniel R. Titcomb (1) Henniker, New Hampshire, USA	Director, President and CEO June 6, 2003	President and CEO of Jaguar has been Mr. Titcomb’s principal occupation since June 2003; prior to such time, Mr. Titcomb’s principal occupation was President and CEO of Brazilian (2)

Juvenil T. Felix Nova Lima, Minas Gerais, Brazil	Director and Chief Operating Officer June 6, 2003	Chief Operating Officer of Jaguar since 2003; President and Chief Executive Officer of IMS from 2002 through the present

Anthony F. Griffiths Toronto, Ontario, Canada	Director May 20, 2004	Independent business consultant

William E. Dow (1) Manchester, Connecticut, USA	Director June 4, 2004	Retired, formerly an actuary with Aetna Life & Casualty

Andrew C. Burns Toronto, Ontario, Canada	Director August 6, 2004	Independent business consultant

Gil Clausen Denver, Colorado, USA	Director May 12, 2005	Chief Executive Officer of Augusta Resource Corporation, a Canadian corporation, since 2005; Executive Vice President, Mining, Washington Group International, Inc., from October 2001 to March 2005; President and Chief Executive Officer of Engineering Matrix Corp., from 1999 to 2001.

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Name and Municipality of home address	Position and Date of appointment	Principal occupation during past five years
James M. Roller Manchester, New Hampshire, USA	Chief Financial Officer March 1, 2005 Treasurer May 11, 2006	Mr. Roller served as a consultant to Jaguar from November 1, 2004 through February 28, 2005. Mr. Roller replaced Mr. Kirchhoff as CFO on March 1, 2005 and as Treasurer on May 11, 2006. Prior to working for Jaguar, Mr. Roller served as Director of Finance and Administration, DSM Thermoplastic Elastomers (March 2001-November 2004); Vice President of Finance, Century Electronics Manufacturing (September 1998-March 2001); Corporate Controller, OpenROUTE Networks (July 1996-September 1998).

Jeffrey C. Kirchhoff (1) Northfield, New Hampshire, USA	Treasurer From March 1, 2002 until May 11, 2006	Chief Financial Officer and Treasurer of Brazilian. From March 1, 2002 to March 1, 2005, CFO of Jaguar; from March 1, 2002 to May 11, 2006, Treasurer of Jaguar.

Robert J. Lloyd (3) Concord, New Hampshire, USA	Secretary March 1, 2002	President and CEO of Brazilian. Partner, Hinckley, Allen & Snyder LLP, February 2002-April 2006; Principal, Robert J. Lloyd & Associates, PLLC, 1996-2001.

(1)	Mr. Titcomb and Mr. Dow serve on the board of directors of both Jaguar and Brazilian. Mr. Kirchhoff is the Chief Financial Officer, the Treasurer, and a director of Brazilian.

(2)	Mr. Titcomb remained the President and Chief Executive Officer of Brazilian until April 2006.

(3)	Mr. Lloyd serves as secretary to both Jaguar and Brazilian, and is a director of Brazilian.
As of December 31, 2006, the directors and executive officers of Jaguar, as a group, beneficially own, directly or indirectly, or exercise control or discretion over an aggregate of 720,319 Common Shares of Jaguar, representing 1.5 percent of the outstanding shares, and as of March 29, 2007 they owned or controlled a total of 720,319 shares representing 1.4 percent of the outstanding shares.
Jaguar’s compensation committee considers employment, consulting or other compensation arrangements between Jaguar and its employees. The current members of the compensation committee are Messrs. German and Griffiths, with Mr. Griffiths as chairman.
Jaguar’s corporate governance committee reviews and advises the Jaguar board of directors with respect to corporate governance and compliance issues. The current members of the corporate governance committee are Messrs. Griffiths, Dow and Clausen, with Mr. Dow as chairman.
Jaguar’s human resources and environmental committee reviews and advises the Jaguar board of directors with respect to responsibilities relating to various human resources and environmental issues of Jaguar. The current members of the human resources and environmental committee are Messrs. German, Felix and Clausen, with Mr. Clausen as chairman.
For information on Jaguar’s audit committee, see the section entitled “Audit Committee” under “DIRECTORS AND EXECUTIVE OFFICERS”.
The following is a description of the professional qualifications, designations and memberships in business-related associations, experience and technical expertise pertinent to Jaguar’s business and other background information relating to the officers and directors of Jaguar.
Gary E. German, Chairman
Mr. German is President of Falcon Strategy and Management Co. and is a professional engineer with over 30 years of senior management experience in the development of operations and financing of global resource projects and companies. He was most recently Managing Director of Kingsdale Capital Partners Inc. He was also the Senior Advisor to the President-CEO of Ma’aden, the Kingdom of Saudi Arabia’s mineral resource development corporation. Previously, as Senior Vice President, Chief Operating Officer and Director of TVX Gold Inc., he was responsible for worldwide operations with multiple mines and projects in North and South America, as well as Greece, the Czech Republic and Eastern Russia. These positions followed 28 years in the Noranda Group,

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culminating in the position of Senior Vice President, where Mr. German was responsible for major projects in Chile, industrial and mine developments in Brazil and executive strategic activities in some 20 countries. Mr. German is fluent in Portuguese and Spanish. Mr. German is Director and Chairman of Nevsun Resources Limited and Covalon Technologies Inc. and serves as a Director of Cornerstone Capital Resources Inc. and Magnesium Alloy Corporation. Mr. German holds an engineering degree from the University of Toronto.
Daniel R. Titcomb, CEO, President and Director
Mr. Titcomb is one of the founders of Brazilian with thirteen continuous years of experience to date operating in the country of Brazil. Previously, Mr. Titcomb was engaged in the management of construction and real estate development, and has board of director experience at private companies. Mr. Titcomb graduated from Keene State College, Keene, New Hampshire with Bachelor of Science degrees in Industrial Engineering and Business Management.
Juvenil T. Felix, Chief Operating Officer and Director
Mr. Felix is the Chief Operating Officer of Jaguar. Mr. Felix is also President and Chief Executive Officer of IMS. Mr. Felix is a former chief executive officer of AngloGold Ashanti’s gold division in Brazil (from 1979 to 1997) and has over 40 years experience in the Brazilian mining sector. In the past he served as Adjunct Secretary of Mining and Energy for the State of Minas Gerais. He holds degrees in Mining, Metallurgical and Civil Engineering from the School of Mines of the Federal University of Ouro Preto, Brazil.
Anthony F. Griffiths, Director
From 1993 to the present Mr. Griffiths has been associated with various companies acting as an independent consultant. At present, Mr. Griffiths is Director and Chairman of Russel Metals Inc. and Leitch Technology Corp. He is also a Director of Vitran Corporation, Fairfax Financial Holdings Limited, Lindsey Morden Group Inc., IMI International Medical Innovations Inc., Alliance Atlantis Communications Inc., Hub International Limited, Odyssey Re Holdings Corp. and Counsel Corporation. Mr. Griffiths was educated at McGill University in Canada (BA 1954) and at the Harvard Graduate School of Business Administration (MBA 1956).
William E. Dow, Director
Mr. Dow is formerly an actuary with Aetna Life Casualty Company in Connecticut and is currently retired. During his career, he was an Executive Officer, a Fellow of the Society of Actuaries and a Member of the American Academy of Actuaries. Mr. Dow holds a BA degree in Mathematics from Middlebury College. Mr. Dow also serves as a Director and Chairman of Brazilian Resources, Inc.
Andrew C. Burns, Director
Mr. Burns is an independent consultant specializing in strategic planning, corporate governance and professional risk management assignments. He recently retired as senior partner of Deloitte Touche Tohmatsu with more than forty years of international auditing and management experience in Latin America, the Caribbean, Asia and Europe. Mr. Burns has an M.B.A. from The Richard Ivey School of Business Administration of The University of Western Ontario and is a Chartered Accountant and Certified Management Consultant.
Gil Clausen, Director
Since 2005, Mr. Clausen has been employed as the Chief Executive Officer of Augusta Resource Corporation, a Canadian corporation. Prior to this position, he was the Executive Vice President, Mining, of Washington Group International, Inc., from 2001 to 2005. He was President and Chief Executive Officer of EngineeringMatrix Corp., which provided project/commercial management software for mining and power companies, from 1999 to 2001. Mr. Clausen has 22 years experience in executive, operational, business development, project and engineering management in the mining industry. He has held senior positions with Stillwater Mining Company, Placer Dome Inc., Falconbridge, Fording Coal Limited and Cleveland Cliffs Inc. Mr. Clausen holds a mining engineering degree from Queen’s University.

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James M. Roller, Chief Financial Officer and Treasurer
Mr. Roller graduated from the University of Notre Dame with a BBA in Accounting and Finance. He is a CPA, having spent 12 years with Arthur Andersen, 8 years of which he concentrated on the mining industry in South Africa. Mr. Roller has also served as a project manager for the Financial Accounting Standards Board (FASB). For the past 15 years he has held senior finance and operating positions for a variety of public and private international companies, in the high-tech and manufacturing industries.
Robert J. Lloyd, Secretary
Mr. Lloyd received a Bachelor of Science degree from the University of New Hampshire in 1970, served as an officer in the United States Army from 1970 to 1974, received his Juris Doctor in 1977 and LLM (Taxation) from Boston University in 1980. Mr. Lloyd practiced law with the New Hampshire firm of Cleveland, Waters & Bass, P.A. as an attorney (1977), partner (1981) and managing partner (1991-1995). Mr. Lloyd was an adjunct professor of corporate taxation at Franklin Pierce Law Center (1980-1985). Mr. Lloyd’s representation of clients primarily involves providing advice to active boards of directors regarding how to properly perform their duties and corporate business and taxation planning. Mr. Lloyd was a partner with the firm of Hinckley, Allen & Snyder LLP from February 2002 until April 2006. Hinckley, Allen & Snyder LLP has offices in Boston, Massachusetts, Providence, Rhode Island and Concord, New Hampshire. Mr. Lloyd serves as the corporate secretary for Brazilian (since 1990) and for Jaguar. Mr. Lloyd is also a director and the President and Chief Executive Officer of Brazilian.
Corporate Cease Trade Orders or Bankruptcies
Except as stated below, no director or executive officer of Jaguar, or shareholder holding a sufficient number of securities of Jaguar to affect materially the control of Jaguar, is, as at the date of this Annual Information Form, or has been within ten (10) years before the date of this Annual Information Form, a director or executive officer of any company that, while that person was acting in that capacity:
(i)	was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than thirty (30) consecutive days except as set forth in the second and third to last paragraphs of this section;

(ii)	was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than thirty (30) consecutive days; or

(iii)	within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.
Further, except as noted below, no director, executive officer, promoter or other member of management of Jaguar has within the ten years before the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the Nominee.
Messrs. Titcomb, Kirchhoff, and Dow are directors of Brazilian and Mr. Griffiths was a director of Brazilian until June 29, 2005. Mr. Lloyd is a director, President and Chief Executive Officer and Mr. Kirchhoff is a director, Chief Financial Officer and Treasurer of Brazilian. The Ontario Securities Commission issued a temporary cease trading order against Brazilian

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on May 10, 2006 because of its late filing of annual financial statements and management discussion and analysis for the year ended December 31, 2005. Brazilian filed such financial statements and management discussion and analysis on May 19, 2006 and the Ontario Securities Commission lifted the temporary cease trade order on May 24, 2006. The Ontario Securities Commission issued a cease trade order against Brazilian on December 6, 2005 because of its failure to file interim financial statements and management discussion and analysis for the quarter ended September 30, 2005. Brazilian filed such financial statements and management discussion and analysis on January 5, 2006, and the Ontario Securities Commission lifted the cease trade order on January 17, 2006. A temporary cease trading order was also issued by the Ontario Securities Commission against the management and insiders of Brazilian on June 10, 2001. This order was rescinded on July 30, 2001. The TSX Venture Exchange suspended trading in Brazilian as a result of a cease trade order issued by the British Columbia Securities Commission on June 30, 2003 due to the late filing of financial statements. The financial statements were subsequently filed with the appropriate regulatory authorities. Such cease trade order was lifted by the British Columbia Securities Commission on July 8, 2003, and by the Ontario Securities Commission on July 29, 2003.
Mr. Griffiths was formerly a director of Consumers Packaging Inc. while it operated under the protection of the Companies’ Creditors Arrangement Act (Canada) (“CCAA”). During the protection period, cease trade orders were issued against management and insiders due to the failure to file financial statements. Mr. Griffiths was also a director of Confederation Life Insurance Company at the time it was placed into liquidation in 1994 and Consumers Packaging Inc. at the time it was placed in liquidation under the protection of the CCAA in 2001. Mr. Griffiths was a director of Slater Steel Inc., which operated under the protection of the CCAA in an orderly wind-down and orderly realization in 2004. PriceWaterhouseCoopers has been appointed receiver without security of all of its property, assets and undertakings in 2004.
Mr. Roller was formerly Vice President of Finance for Century Electronics Manufacturing Inc. (“Century”), a private U.S. company, which filed for bankruptcy under Chapter 11 of the U.S. Bankruptcy Code during January 2001. Mr. Roller had no stock or any other interest in the company. After Century operated in Chapter 11 for a period of time, the Bankruptcy Court approved the sale of Century to another company.
Conflicts of Interest
Certain directors and officers of Jaguar and its subsidiary are associated with other reporting issuers or other corporations, and such relationships may give rise to conflicts of interest. Specifically, Daniel R. Titcomb and William E. Dow are directors of both Jaguar and Brazilian; Mr. Titcomb is also President and Chief Executive Officer of Jaguar; Mr. Lloyd is a director, President and Chief Executive Officer Brazilian and Secretary of Brazilian and Jaguar; and Mr. Kirchhoff is a director, Chief Financial Officer and Treasurer of Brazilian and was the Treasurer of Jaguar until May 11, 2006. As of March 29, 2007, Brazilian held 7.5 percent of the currently outstanding Common Shares. Juvenil T. Felix is Chief Operating Officer and director of IMS. As of March 29, 2007, IMS held 8.8 percent of the currently outstanding Common Shares of Jaguar. Further, Jaguar is a party to a management agreement with IMS and an occupancy and administrative services arrangement with Brazilian, pursuant to which Brazilian and IMS receive certain monthly fees. Jaguar was the lender of secured and unsecured loans to Brazilian, which loans were repaid in full in 2006.
In accordance with the Business Corporations Act (Ontario), a director who has a material interest in or is a party to a material contract or a proposed material contract with Jaguar is required, subject to certain exceptions, to disclose that interest and generally abstain from voting on any resolution to approve the contract. In addition, directors are required to act honestly and in good faith with a view to the best interests of Jaguar. Certain directors of Jaguar have either other employment or other business or time restrictions placed on them and these directors of Jaguar are therefore not likely to be able to devote all of their time to the affairs of Jaguar.
Audit Committee
As of March 30, 2007, the members of the Audit Committee are Messrs. Burns, German and Griffiths. Mr. Burns is the Chair of the Committee. Messrs. Burns, German and Griffiths are independent within the meaning of National Instrument 52-110. All three members are financially literate within the meaning of National Instrument 52-110.
For a description of the biographies of the Audit Committee members, see “Directors and Executive Officers”.
The Charter of the Audit Committee is set forth in Appendix A to this Annual Information Statement.

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Audit Fees
During the fiscal years ended December 31, 2005 and December 31, 2006, KPMG LLP, Chartered Accountants (“KPMG”), charged Jaguar a total of Cdn.$195,135 and Cdn.$171,604, respectively, for audit services.
Audit-Related Fees
During the fiscal years ended December 31, 2005 and December 31, 2006, KPMG charged Cdn.$66,081 and Cdn.$237,636, respectively, for assurance and related services that are reasonably related to the performance of the auditor review of Jaguar’s financial statements but are not reported above in “Audit Fees”. Such services related to professional services in connection with a prospectus and financial statement reviews.
Tax Fees
In each of the fiscal years ended December 31, 2005 and December 31, 2006, KPMG billed Cdn.$7,941 and Cdn.$0, respectively, for tax compliance, tax advice and tax planning services.
All Other Fees
In each of the fiscal years ended December 31, 2005 and December 31, 2006, KPMG billed Jaguar no amounts for services other than those reported under “Audit Fees”, “Audit-Related Fees”, and “Tax Fees”.
PROMOTERS
Brazilian and IMS may be considered to be ‘promoters’ of Jaguar by reason of their initiatives in pursuing the incorporation of Jaguar and the subsequent amalgamation of Jaguar with Rainbow Gold Ltd., and providing the direction for the ongoing business and affairs of Jaguar prior to its amalgamation with Rainbow Gold Ltd.
Brazilian Resources, Inc. directly owns 3,835,167 Common Shares, representing 7.5 percent of the outstanding Common Shares as of March 29, 2007. Brazilian was a party to a management and operations agreement between itself and Jaguar pursuant to which Brazilian received a monthly management fee of US$20,000 in return for providing various office services including rental of Jaguar’s corporate offices, which management and operations agreement was terminated as of March 31, 2005. Jaguar continues to occupy space owned by Brazilian and pays Brazilian for a share of occupancy and overhead expenses.
IMS directly owns 4,500,000 Common Shares, representing 8.8 percent of the outstanding Common Shares of Jaguar as of March 29, 2007. IMS is a party to a management and operations agreement between IMS and Jaguar pursuant to which IMS receives a monthly management fee in return for providing various services relating to exploration and mining in Brazil.
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
To the knowledge of the management of Jaguar, none of the directors, executive officers or principal shareholders of Jaguar and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction within the past three years or in any proposed transaction that has materially affected or will materially affect Jaguar or any of its subsidiaries, except for (i) two management agreements pursuant to which (A) Brazilian received US$20,000 per month in management fees from Jaguar (which agreement terminated on March 31, 2005) and (B) for the year ended December 31, 2005, Jaguar incurred fees of US$954,000 to IMS in fees for management services rendered to MSOL and for the year ended December 31, 2006, Jaguar incurred fees of US$739,000 to IMS Engenharia Mineral Ltda. for management services provided to MSOL; (iii) Jaguar incurred occupancy fees to Brazilian of US$120,000 in 2006 and consulting fees and administrative service charges of US$314,000 to Brazilian in 2006; (iv) two loan agreements between Jaguar and Brazilian pursuant to which (A) Jaguar made a loan to Brazilian the amounts of US$800,000, which bears interest at the rate of five percent, which loan was repaid in full in December 2006, and US$268,433, which was repaid with interest totaling US$293,070 in the third quarter of 2005, and (B) Jaguar made non-interest bearing advances to Brazilian amounting to US$251,370,

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which advances were repaid in full during the third quarter of 2005; (v) a loan agreement between MSOL and Prometálica pursuant to which Prometálica, a company in which Brazilian and IMS are significant shareholders, had borrowed an aggregate of US$5,488,000 from MSOL, US$327,000 of the remaining balance was paid with a transfer of equipment to MSOL (based on an appraisal prepared by an independent engineering firm) as of March 15, 2006 and the remaining balance of accrued interest converted to a net smelting royalty of 1.5 percent on Prometálica’s Monte Cristo zinc project; and (vi) a loan by Jaguar to a trust which is controlled by an officer and director of Jaguar in the amount of US$130,000, bearing interest at the U.S. prime rate plus 1 percent, which was paid in full in 2005.
Juvenil Felix, the Chief Operating Officer and a director of Jaguar, owns or controls 30 percent of the stock of IMS.
TRANSFER AGENTS AND REGISTRAR
The transfer agent and registrar for Jaguar’s Common Shares is Computershare Investor Services Inc., Toronto, Ontario.
MATERIAL CONTRACTS
Other than contracts entered into the ordinary course of business, the only material contracts that Jaguar has entered are as follows:
2004 Warrant Indenture
Jaguar entered into a share purchase warrant indenture dated December 31, 2004 with Computershare Trust Company of Canada as warrant agent. The warrant indenture was amended by a supplemental warrant indenture on December 20, 2005 and a second supplemental warrant indenture on February 28, 2007. On February 28, 2007, Jaguar filed a final short form prospectus in each province of Canada in connection with a proposal to issue up to 340,090 new Common Shares of Jaguar to holders of its Warrants listed on the TSX who exercise such Warrants during a thirty day early exercise period commencing on February 28, 2007. If all Warrants are exercised under such program, Jaguar will issue approximately 5,398,250 Common Shares pursuant to the exercise by the Warrant holders of Warrants in accordance with the original terms of the Warrants and will issue up to 340,090 additional Common Shares of Jaguar to encourage the early exercise of the Warrants by the holders thereof.
2005 Turmalina Financing Facility
See “GENERAL DEVELOPMENT OF THE BUSINESS” for a description of the financing facility.
2007 Shareholder Rights Plan
See “DESCRIPTION OF CAPITAL STRUCTURE” for a description of the Shareholder Rights Plan adopted by Jaguar’s board of directors on January 31, 2007. The Shareholder Rights Plan is attached as Schedule B to the Material Change Report that was filed February 1, 2007 on www.sedar.com.
2007 Financial Advisory Agreement
On February 27, 2007, Jaguar entered into a Financial Advisory Agreement with BCI pursuant to which BCI would act as Jaguar’s financial advisor with respect to the short form prospectus filed on February 28, 2007. See “MATERIAL CONTRACTS: 2004 Warrant Indenture” for a description of the early exercise program developed in connection with such short form prospectus. As compensation for BCI’s financial advisory services, Jaguar is obligated to pay BCI advisory fees equal to 3 percent of the exercise price for each Warrant that is submitted for exercise pursuant to the early exercise program.
2007 Underwriting Agreement
On March 9, 2007, Jaguar entered into an underwriting agreement with TD Securities Inc., BCI, BMO Capital Markets and RBC Capital Markets pursuant to which it offered 86,250 units for gross proceeds of Cdn. 86,250,000

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on a private placement basis in Canada, the United States and other jurisdictions agreed to by Jaguar and the underwriters. Pursuant to the agreement, the underwriters received a commission of 4% of the aggregate proceeds. See “GENERAL DEVELOPMENT OF THE BUSINESS” for a description of the unit offering.
2007 Note Indenture
On March 22, 2007, Jaguar entered into a note indenture with Computershare Trust Company of Canada pursuant to which Jaguar issued Cdn.$86,250,000 aggregate principal amount of 10.5% senior secured notes due March 23, 2012. The notes were issued as part of the offering of units described above under “2007 Underwriting Agreement”. The note indenture required Jaguar to pledge its interest in the quotas of MSOL as security for its performance thereunder. See “GENERAL DEVELOPMENT OF THE BUSINESS” for a description of the unit offering.
INTERESTS OF EXPERTS
Certain disclosure with respect to Jaguar’s properties contained herein or in documents incorporated herein by reference is derived from reports prepared by TechnoMine and SWRPA. Neither TechnoMine nor its principal, Ivan C. Machado, owns, directly or indirectly, any securities of Jaguar or has any direct or indirect interest in any property of Jaguar or of any associate or affiliate of Jaguar. Neither SWRPA nor its principal, Graham G. Clow, owns, directly or indirectly, any securities of Jaguar or has any direct or indirect interest in any property of Jaguar or any associate or affiliate of Jaguar.
ADDITIONAL INFORMATION
Additional information relating to Jaguar may be found on SEDAR at http://www.sedar.com.
Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of Jaguar’s securities, and securities authorized for issuance under equity compensation plans is contained in Jaguar’s information circular for its most recent annual meeting of shareholders. Additional financial information is provided in Jaguar’s audited consolidated financial statements and management’s discussion and analysis for its financial year ended December 31, 2006.

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APPENDIX A
Charter of the Audit Committee of the Board of Directors
I. PURPOSE
The Audit Committee (the “Committee”) is appointed by the Board of Directors (the Board) of Jaguar Mining Inc. (the “Company”) to assist the Board in fulfilling its oversight responsibilities relating to financial accounting and reporting process and internal controls for the Company. The Committee’s primary duties and responsibilities are to serve as an independent and objective party and to:
•	conduct such reviews and discussions with management and the independent auditors relating to the audit and financial reporting as are deemed appropriate by the Committee;

•	assess the integrity of internal controls and financial reporting procedures of the Company and ensure implementation of such controls and procedures;

•	review the quarterly and annual financial statements and management’s discussion and analysis of the Company’s financial position and operating results and report thereon to the Board for approval of same;

•	select and monitor the independence and performance of the Company’s outside auditors (the “Independent Auditors”), including attending at private meetings with the Independent Auditors and reviewing and approving all renewals or dismissals of the Independent Auditors and their remuneration;

•	monitor the quality and integrity of the Company’s financial statements and other financial information; and

•	provide oversight to related party transactions entered into by the Company.
II. GENERAL AUTHORITY
The Committee has the authority to conduct any investigation appropriate to its responsibilities, and it may request the Independent Auditors as well as any officer of the Company, or outside counsel for the Company, to attend a meeting of the Committee or to meet with any members of, or advisors to, the Committee.
The Committee shall have unrestricted access to the books and records of the Company and has the authority to communicate directly with internal and Independent Auditors.
The Committee shall have the authority to engage independent counsel and other advisors and experts as it determines necessary to carry out its duties and to set and pay the compensation for any advisors employed by the Committee. The Committee may fulfill additional duties and adopt additional policies and procedures as may be appropriate in light of changing business, legislative, regulatory or other conditions.
The Committee shall review and assess the adequacy of this Charter annually and submit any proposed revisions to the Board for approval.
In fulfilling its responsibilities, the Committee will carry out the specific duties set out in Part III of this Charter.
III. COMPOSITION AND MEETINGS
1.	The Committee and its membership shall meet all applicable legal and listing requirements, including, without limitation, those of the Toronto Stock Exchange (“TSX”), the Business Corporations Act (Ontario) and all applicable securities regulatory authorities, including the Canadian Securities Administrators (the “CSA”). Each member of the Committee shall be financially literate.

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2.	The Committee shall be composed of three or more directors as shall be designated by the Board from time to time. The members of the Committee shall appoint from among themselves a member who shall serve as Chair.

3.	Each member of the Committee shall be “independent” (as defined under the Multilateral Instrument 52-110 of the CSA). Each member of the Committee shall be financially literate (as defined in Multilateral Instrument 52-110).

4.	The Committee shall meet at least once quarterly, at the discretion of the Chair or a majority of its members, as circumstances dictate or as may be required by applicable legal or listing requirements. A minimum of two and at least 50% of the members of the Committee present either in person or by telephone shall constitute a quorum.

5.	If within one hour of the time appointed for a meeting of the Committee, a quorum is not present, the meeting shall stand adjourned to the same hour on the second business day following the date of such meeting at the same place. If at the adjourned meeting a quorum as hereinbefore specified is not present within one hour of the time appointed for such adjourned meeting, such meeting shall stand adjourned to the same hour on the second business day following the date of such meeting at the same place. If at the second adjourned meeting a quorum as hereinbefore specified is not present, the quorum for the adjourned meeting shall consist of the members then present.

6.	If and whenever a vacancy shall exist, the remaining members of the Committee may exercise all of its powers and responsibilities so long as a quorum remains in office.

7.	The time and place at which meetings of the Committee shall be held, and procedures at such meetings, shall be determined from time to time by, the Committee. A meeting of the Committee may be called by letter, telephone, facsimile, email or other communication equipment, by giving at least 48 hours notice, provided that no notice of a meeting shall be necessary if all of the members are present either in person or by means of conference telephone or if those absent have waived notice or otherwise signified their consent to the holding of such meeting.

8.	Any member of the Committee may participate in the meeting of the Committee by means of conference telephone or other communication equipment, and the member participating in a meeting pursuant to this paragraph shall be deemed, for purposes hereof, to be present in person at the meeting.

9.	The Committee shall keep minutes of its meetings which shall be submitted to the Board. The Committee may, from time to time, appoint any person who need not be a member, to act as a secretary at any meeting.

10.	The Committee may invite such officers, directors and employees of the Company and its subsidiaries as it may see fit, from time to time, to attend at meetings of the Committee.

11.	The Board may at any time amend or rescind any of the provisions hereof, or cancel them entirely, with or without substitution.

12.	Any matters to be determined by the Committee shall be decided by a majority of votes cast at a meeting of the Committee called for such purpose. Actions of the Committee may be taken by an instrument or instruments in writing signed by all of the members of the Committee, and such actions shall be effective as though they had been decided by a majority of votes cast at a meeting of the Committee called for such purpose. All decisions or recommendations of the Audit Committee shall require the approval of the Board prior to implementation.
IV. RESPONSIBILITIES
A. Financial Accounting and Reporting Process and Internal Controls
1.	The Committee shall review the Company’s annual audited financial statements to satisfy itself that they

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are presented in accordance with generally accepted accounting principles (“GAAP”) and report thereon to the Board and recommend to the Board whether or not same should be approved prior to their being filed with the appropriate regulatory authorities. The Committee shall also review the Company’s interim financial statements and report thereon to the Board and recommend to the Board whether or not same should be approved prior to their being filed with the appropriate regulatory authorities. With respect to the annual audited financial statements, the Committee shall discuss significant issues regarding accounting principles, practices, and judgments of management with management and the Independent Auditors as and when the Committee deems it appropriate to do so. The Committee shall satisfy itself that the information contained in the annual audited and interim financial statements is not significantly erroneous, misleading or incomplete and that in respect of the annual audited financial statements the audit function has been effectively carried out.
2.	The Committee shall review management’s internal control report and the evaluation of such report by the Independent Auditors, together with management’s response.

3.	The Committee shall review management’s discussion and analysis relating to annual and interim financial statements and any other public disclosure documents that are required to be reviewed by the Committee under any applicable laws prior to their being filed with the appropriate regulatory authorities including, without limitation, any press releases announcing annual or interim earnings.

4.	The Committee shall meet no less frequently than annually with the Independent Auditors and the Chief Financial Officer or, in the absence of a Chief Financial Officer, with the officer of the Company in charge of financial matters, to review accounting practices, internal controls and such other matters as the Committee, Chief Financial Officer or, in the absence of a Chief Financial Officer, with the officer of the Company in charge of financial matters, deems appropriate.

5.	The Committee shall inquire of management and the Independent Auditors about significant risks or exposures, both internal and external, to which the Company may be subject, and assess the steps management has taken to minimize such risks.

6.	The Committee shall review the post-audit or management letter containing the recommendations of the Independent Auditors and management’s response and subsequent follow-up to any identified weaknesses.

7.	The Committee shall establish procedures for the receipt, retention and treatment of complaints, including confidential or anonymous employee complaints, with respect to accounting, internal accounting controls and auditing matters.

8.	The Committee shall provide oversight to related party transactions entered into by the Company.

9.	The Committee shall satisfy itself that adequate procedures are in place for the review of the Company’s public disclosure of financial information derived or extracted from the Company’s financial statements and periodically assess the adequacy of those procedures.
B. Independent Auditors
1.	The Committee shall be directly responsible for the selection, appointment, compensation and oversight of the Independent Auditors and the Independent Auditors shall report directly to the Committee.

2.	The Committee shall pre-approve all audit and non-audit services not prohibited by law to be provided by the Independent Auditors to the Company or its subsidiaries.

3.	The Committee shall monitor and assess the relationship between management and the Independent Auditors and monitor, confirm, support and assure the independence and objectivity of the Independent Auditors. The Committee shall establish procedures to receive and respond to complaints with respect to accounting, internal accounting controls and auditing matters.

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4.	The Committee shall review the Independent Auditor’s audit plan, including scope, procedures and timing of the audit.

5.	The Committee shall review the results of the annual audit with the Independent Auditors, including matters related to the conduct of the audit.

6.	The Committee shall obtain timely reports from the Independent Auditors describing critical accounting policies and practices, alternative treatments of information within GAAP that were discussed with management, their ramifications, and the Independent Auditors’ preferred treatment and material written communications between the Company and the Independent Auditors.

7.	The Committee shall review fees paid by the Company to the Independent Auditors and other professionals in respect of audit and non-audit services on an annual basis.
C. Other Responsibilities
The Committee shall perform any other activities consistent with this Charter and governing law, as the Committee or the Board deems necessary or appropriate.

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Document No. 2
JAGUAR MINING INC.
Annual Information Form
for the year ended December 31, 2005
Dated March 30, 2006

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS	3
CORPORATE STRUCTURE	4
GENERAL DEVELOPMENT OF THE BUSINESS	4
DESCRIPTION OF THE BUSINESS	8
RISK FACTORS	31
DIVIDENDS	36
DESCRIPTION OF CAPITAL STRUCTURE	36
MARKET FOR SECURITIES	36
DIRECTORS AND OFFICERS	37
PROMOTERS	43
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	43
TRANSFER AGENTS AND REGISTRAR	43
MATERIAL CONTRACTS	44
INTERESTS OF EXPERTS	44
ADDITIONAL INFORMATION	44
APPENDIX A CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS	45

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
Except for statements of historical fact relating to Jaguar, certain information contained herein and in the documents incorporated by reference herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan”, “goal”, “strategy”, “budget”, “estimates”, “schedule”, “expect”, “project”, “intend”, “believe”, “anticipate” and other similar words, or statements that certain events or conditions “may”, “could”, “might”, or “will” occur. Statements relating to “mineral reserves” or “mineral resources” are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the mineral reserves and mineral resources described can be profitably produced in the future. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future, political risks and other factors described in this annual information form under the heading “Risk Factors”.
Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this annual information form. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, the following assumptions: that there is no material deterioration in general business and economic conditions; that there is no unanticipated fluctuation of interest rates and foreign currency exchange rates; that the supply and demand for, deliveries of, and the level and volatility of prices of gold as well as oil and petroleum products develop as expected; that we receive regulatory and governmental approvals for our development projects and other operations on a timely basis; that we are able to obtain financing for our development projects on reasonable terms; that there is no unforeseen deterioration in our costs of production or our production and productivity levels; that we are able to procure mining equipment and operating supplies in sufficient quantities and on a timely basis; that engineering and construction timetables and capital costs for our development and expansion projects are not incorrectly estimated or affected by unforeseen circumstances; that costs of closure of various operations are accurately estimated; that there are no unanticipated changes to market competition, that our reserve estimates are within reasonable bounds of accuracy (including with respect to size, grade and recoverability) and that the geological, operational and price assumptions on which these are based are reasonable; that we realize expected premiums over London Metal Exchange cash and other benchmark prices; and that we maintain our ongoing relations with our employees and with our business partners and joint venturers.
Although Jaguar has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. The forward-looking statements contained in this annual information form and the documents incorporated by reference herein are expressly qualified by this cautionary statement. Jaguar undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. There can be no assurance that the forward-looking statements contained in this annual information form and the documents incorporated by reference herein will prove to be accurate as actual results and future events could differ materially from those anticipated, estimated or intended in such statements. Accordingly, the reader is cautioned not to place undue reliance on forward-looking statements.

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CORPORATE STRUCTURE
Jaguar Mining Inc. (“Jaguar”) was incorporated on March 1, 2002 pursuant to the Business Corporations Act (New Brunswick). On March 30, 2002, Jaguar issued initial shares of common stock to Brazilian Resources, Inc. (“Brazilian”) and IMS Empreendimentos Ltda. (“IMS”) in exchange for property. In that transaction, Brazilian contributed to Jaguar all of the issued and outstanding shares in Mineração Serras do Oeste, Ltda. (“MSOL”), a Brazilian mining company that controlled the mineral rights, concessions and licenses to certain property located near the community of Sabará, east of Belo Horizonte in the state of Minas Gerais, Brazil (the “Sabará Property”), and IMS contributed to Jaguar a 1,000-tonne per day production facility located near the community of Caeté east of Belo Horizonte in the state of Minas Gerais, Brazil (the “Caeté Plant”) and the mineral rights to a nearby property related to National Department of Mineral Production (“DNPM”) Mineral Exploration Request no. 831.264/87 and DNPM Mineral Exploration Request nos. 830.590/83 and 830.592/83 (the “Rio de Peixe Property”).
On October 9, 2003, pursuant to an amalgamation agreement dated July 16, 2003, Jaguar amalgamated with Rainbow Gold, Ltd. (“Rainbow”), a then inactive reporting issuer listed on the TSX Venture Exchange (the “TSX-V”) through a reverse take-over transaction. The post amalgamation entity changed its name to “Jaguar Mining Inc.” Each shareholder of Rainbow received one share of common stock of Jaguar (a “Common Share”) for every 14 common shares of Rainbow owned. Jaguar was approved for listing on the TSX-V on October 14, 2003 and began trading on October 16, 2003. Jaguar subsequently graduated from the TSX-V to the Toronto Stock Exchange (the “TSX”) and began trading on the TSX on February 17, 2004 under the symbol “JAG”.
Jaguar was continued into Ontario in October 2003 pursuant to the Business Corporations Act (Ontario) and is currently a corporation existing under the laws of Ontario. Jaguar retains its pre-amalgamation management team, and no former Rainbow directors serve on Jaguar’s board of directors. Jaguar’s head office is located at 48 Pleasant Street, Concord, New Hampshire (USA) 03301, and its registered office is located at 40 King Street West, Suite 5800, P.O. Box 1010, Toronto, Ontario, Canada M5H 351.
Jaguar has one wholly-owned direct subsidiary, MSOL, incorporated under the laws of the Republic of Brazil. The registered and head office of MSOL is located at Rua Fernandes Tourinho, 487, Sala 401, Bairro Savassi, Belo Horizonte, Minas Gerais, CEP 30.112-000, Brazil. Jaguar is also the indirect parent of Mineração Turmalina Ltda. (“MTL”), incorporated under the laws of the Republic of Brazil, which is a direct wholly-owned subsidiary of MSOL. The registered and head office of MTL is located at Rua Fernandes Tourinho, 487, Sala 402C, Bairro Savassi, Belo Horizonte, Minas Gerais, CEP 30.112-000, Brazil.
GENERAL DEVELOPMENT OF THE BUSINESS
History
In 2001 the principals of Brazilian and IMS recognized that an opportunity existed to create a mid-sized gold producer in the Quadrilátero Ferrífero region of Brazil by acquiring various late-stage gold exploration properties with existing resources and relatively new plant and equipment, at prices reflecting the comparatively distressed state of the gold mining industry at that time. Gold prices were depressed versus historical levels and, for different reasons, Mineração AngloGold Ltda., a subsidiary of AngloGold Ashanti Limited (“AngloGold Ashanti”), Companhia Vale do Rio Doce (“CVRD”) and Rio Tinto Desenvolvimentos Minerais Ltda. (“RTZ”) were all contemplating the rationalization of their gold property and equipment portfolios. Brazilian and IMS believed that no junior mining companies operating in the region were in a strong enough financial condition to broadly negotiate to acquire the available properties.
Brazilian and IMS formed Jaguar as a joint venture in March 2002 to take advantage of these favorable conditions. Brazilian contributed all of the issued and outstanding shares in MSOL, a Brazilian mining company that controlled the mineral rights, concessions and licenses to the Sabará Property, and IMS contributed the Caeté Plant and the Rio de Peixe Property.
Jaguar subsequently commissioned TechnoMine Services, LLC (“TechnoMine”) to produce studies of its Sabará Property. Jaguar filed a Feasibility Study of Zone B of the Sabará Property on SEDAR on June 30, 2003 and filed a revised study on January 28, 2004, both of which can be found at http://www.sedar.com.

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Jaguar completed a series of private financings in 2002 and 2003 to obtain capital to develop the Sabará Zone B Property and to acquire a portfolio of properties and equipment from AngloGold Ashanti, CVRD and RTZ.
In July 2003 Jaguar commenced pre-mining operations at the Sabará Zone B Property. Jaguar completed a feasibility study on the remaining gold oxides at Sabará and commissioned Roscoe Postle Associates Inc. (“RPA”) to audit the feasibility study and issue a technical report in accordance with NI 43-101. RPA’s report was issued on February 17, 2006 and can be found at http://www.sedar.com.
On July 16, 2003 Jaguar entered into an amalgamation agreement with Rainbow Gold Ltd., a then inactive reporting issuer listed on the TSX-V, as a means of becoming listed on the TSX-V, and the amalgamation closed on October 9, 2003. Rainbow shareholders received one common share of the newly amalgamated entity for each 14 common shares of Rainbow, and Jaguar shareholders received one common share of the newly amalgamated entity in exchange for each common share of pre-amalgamated Jaguar. The amalgamated entity adopted the name “Jaguar Mining Inc.”, and on October 8, 2003 Jaguar was continued into Ontario for the purposes of becoming a corporation under the Business Corporations Act (Ontario). Jaguar’s original management continued intact in the new entity and remains intact to this date. On October 14, 2003 Jaguar was approved for listing on the TSX-V, and on October 16, 2003 Jaguar’s common shares began trading on the TSX-V.
On October 30, 2003 Brazilian and IMS entered into a voting agreement in which each party pledged to vote its Jaguar shares at any shareholders meeting in identical fashion or forego its vote. Brazilian and IMS agreed to cast votes for the board of directors such that a representative from each of Jaguar and IMS will always be a member of the board of directors. The parties further agreed that neither will sell nor otherwise transfer more than 50 percent of its Jaguar shares to any single party. This voting agreement is irrevocable until October 16, 2006.
On November 19, 2003 Jaguar’s subsidiary, MSOL, acquired mineral rights in an area known as Santa Bárbara (east of Belo Horizonte in the state of Minas Gerais, Brazil) from CVRD for a purchase price of US$1,114,000. Pursuant to the agreement, if resources are measured and indicated following two years of exploration in excess of those measured and indicated from prior drilling programs, MSOL will pay CVRD US$7.48 per ounce of gold for such additional resources. Jaguar has been exploring the property for two years as of the end of 2005. It is currently conducting geological modeling to determine the amount of measured and indicated resources, which will then be submitted to CVRD for approval. Jaguar has commissioned a feasibility study for the Pilar Project in the Santa Bárbara region, which is expected to be completed in the second quarter of 2006.
On November 21, 2003 Jaguar acquired its Paciência, Juca Vieira, Catita, Bahú, Marzagão, Camará and Morro do Adão properties in the Quadrilátero Ferrífero region of Brazil from AngloGold Ashanti for a total of US$818,472 to be paid in installments. These properties are subject to a monthly royalty payment of between 1.5 percent and 4.5 percent on gross revenues to be paid to AngloGold Ashanti. The scale of the royalty payment fluctuates in accordance with the price of gold. Jaguar is paying royalties on revenues from the Catita property. Pursuant to the agreement, AngloGold Ashanti has the right, following exhaustion of the reserves developed from the known resources on any concession of any of the subject properties, to develop a full valuation of any of such concession, including drilling works. If such valuation identifies the existence, in one or more concessions, of additional measured and indicated resources of a minimum of 750,000 ounces on any such concession, AngloGold Ashanti will have the right to reacquire up to 70 percent of any of such concession by payment of an ascribed value of US$10.50 per ounce of the new measured and indicated resources plus a royalty on the same sliding scale as above on gross revenues from the reacquired portion of any such concession. Jaguar has commissioned a feasibility study for the Santa Isabel Project in the Paciência region, which is expected to be completed in the third quarter of 2006.
MSOL and AngloGold Ashanti own adjacent properties in the Lamego area in the Quadrilátero Ferrífero region of Brazil. On November 21, 2003 Jaguar’s subsidiary, MSOL, entered into an agreement with an AngloGold Ashanti subsidiary, Mineração Morro Velho Ltda. (“Morro Velho”) regarding exploration at the adjacent properties. AngloGold Ashanti has applied for concession of mining rights for sulfide mineral resources on its property, and MSOL already has received concessions for oxide mineral resources on its property. Through Morro Velho, AngloGold Ashanti granted to MSOL the right to explore for oxide resources on AngloGold Ashanti’s Lamego property, and in exchange MSOL granted to AngloGold Ashanti the right to explore for sulfide resources on MSOL’s Lamego property. Each party has the right following 24 months of investigation to confirm whether it is

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interested in mining sulfide or oxide resources, as applicable, at the Lamego properties or to conduct additional surveys. Both parties agreed to establish criteria for simultaneous mining operations of sulfide and oxide, mining plans and promulgation of environmental studies. If the parties elect to mine the properties, payments will be made according to whether the mining rights are assigned (whereby a monthly royalty payment will be due based on a sliding scale from 1.5 percent to 4.5 percent on gross revenues from gold produced, the percentage of such royalty being determined based on the US$ price of gold at a given time) or split-off (whereby each party will pay the other a sum equal to 15 percent of measured and indicated resources (calculated at US$15 per ounce) as follows: (i) 15 percent of such amount at the date of transfer; (ii) 28.34 percent of such amount one year following transfer; (iii) 28.33 percent of such amount two years following transfer; and (iv) 28.33 percent of such amount three years following transfer. A monthly royalty will also be due based on the same schedule as used for assignment of rights).
On November 21, 2003 Jaguar’s subsidiary, MSOL, entered an agreement with AngloGold Ashanti’s subsidiary, Morro Velho, in which AngloGold Ashanti agreed to provide to MSOL certain ore treatment services, gold refining services and marketing services. The treatment operations began in the first quarter of 2006. MSOL agreed to deliver for treatment a certain number of metric tons of gold each year for four years starting in January 2006 and ending in 2009. The original price for treatment of the ore, US$18.23 per tonne, is being renegotiated as a result of the change in the Real/U.S. dollar exchange rate. If AngloGold Ashanti fails to treat the scheduled amount of ore, it will pay a penalty to MSOL. AngloGold Ashanti will provide gold refining services and each year will refine the amount of gold agreed upon by the parties by December 30th of the preceding year. AngloGold Ashanti further agreed to market MSOL’s gold. As a fee for the refining and marketing aspects of the contract, MSOL will pay one percent of the gross income from sales resulting from the refining and marketing services. The agreement is in effect with respect to the treatment services until December 31, 2009, and with respect to the refining and marketing services until 2017, or a previous date if the sources of natural resources are exhausted. MSOL may terminate the agreement if it determines through a mineral survey that the exploitation of certain specified deposits is not feasible.
In December 2003 Jaguar began pouring gold from the Sabará Zone B Property at its Caeté plant.
On February 6, 2004 Jaguar was approved for listing on the TSX, and on February 17, 2004 Jaguar’s Common Shares began trading on the TSX.
On May 20, 2004 Jaguar completed a private placement offering of 1,895,800 special warrants generating proceeds of approximately Cdn.$8.5 million.
Jaguar commissioned TechnoMine to prepare a technical report in accordance with NI 43-101 to set forth the resources of all Jaguar’s concessions. TechnoMine issued its report (the “Quadrilátero Report”) on March 16, 2004 and revised it on September 17, 2004 and further revised it on December 20, 2004.
On September 30, 2004 Jaguar acquired MTL and the 13,183 acre Turmalina Gold Project (“Turmalina Project”) located in Minas Gerais, Brazil from AngloGold Ashanti. Jaguar, through MSOL, agreed to pay US$1.35 million over three years for 100 percent ownership and operational control of the Turmalina Project concessions. MSOL paid the first installment of US$600,000 at closing. MSOL paid the second installment of US$400,000 in January 2006 and must pay the final installment of US$350,000 by the date that is nine months after commercial operations commence at the Turmalina Project, or September 30, 2007, whichever occurs first.
The Turmalina Project concessions are subject to a participation interest as follows: (i) for production obtained as a result of washing of dragline-mined placers, open pit hydraulic mining or other similar method, MSOL shall pay a royalty of (a) 10 percent of annual net revenue up to US$500,000, (b) five percent of annual net revenue between US$500,000 and US$1,000,000, and (c) 2.5 percent of annual net revenue over US$1,000,000; and (ii) for production obtained as a result of in situ mineral reserves, in fresh or altered rocks, via underground or open pit mining, MSOL shall pay a royalty of (a) two percent of net revenue for the first 6 operational months, (b) two percent of net revenue during the 7th through 48th operational months (however, at least US$200,000 shall be paid every 12 months after the seventh month of production), (c) five percent after the first four years of production sale up to and including US$10,000,000, and (d) three percent after the first four years of production sale in excess of US$10,000,000.
TechnoMine prepared a technical report dated October 29, 2004 in accordance with NI 43-101 with respect to the

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Turmalina Project (the “TechnoMine Turmalina Report”). The TechnoMine Turmalina Report was revised on December 20, 2004.
On December 31, 2004 Jaguar completed a public offering in Canada and Europe and a private placement offering in the United States of 8,975,000 units of Jaguar at a price of Cdn.$3.90 per unit, with each unit consisting of one common share in the capital of Jaguar plus one-half common share purchase warrant, with each whole purchase warrant entitling the holder to purchase one common share of Jaguar at a price of Cdn.$4.50 at any time until December 31, 2007. An additional 550,000 units were issued subsequent to year end as a result of a partial exercise of the over-allotment option held by the agent of the offering.
Jaguar completed a feasibility study on the Turmalina Project and commissioned RPA to audit it to the Turmalina Project in compliance with NI 43-101. RPA issued its report on September 16, 2005 and revised it on March 10, 2006 (the “RPA Turmalina Report”). Proven and probable mineral reserves at Turmalina are 1.9 million tonnes grading 6.05 g/t Au containing 370,000 ounces of gold.
In November 2005 Jaguar entered into a mutual exploration and option agreement with CVRD providing Jaguar with the right to explore and acquire mineral rights of seven properties in the Sabará region near Jaguar’s Caeté plant until March 2008. CVRD’s information indicates sulfide resources and oxide resources on the properties. CVRD’s gold exploration information for the property was prepared prior to the adoption of NI 43-101, but TechnoMine has reviewed CVRD’s information and advised Jaguar that is sufficient to proceed with a feasibility study, which Jaguar intends to complete. TechnoMine has not done sufficient work to classify the historical information as current mineral resources or mineral reserves. Jaguar is not treating the historical estimate as current mineral resources or mineral reserves, and Jaguar is not relying on CVRD’s information. The contract also grants CVRD the right to explore a Jaguar property for iron ore and acquire its iron mineral rights until November 2008.
During the third quarter of 2005 Jaguar advanced towards completion of its own testing laboratory adjacent to the Caeté plant. The laboratory was completed and became operational in the fourth quarter of 2005. The on-site testing laboratory is expected to expedite process control and certain exploration testing and will alleviate some of the delays experienced in 2005 by excessive demand on the independent laboratories due to surging mining activity. An independent laboratory will be utilized by Jaguar in other circumstances.
On December 20, 2005, MTL obtained a secured financing facility in an amount of up to US$14,000,000 (the “Turmalina Facility”) which will be used primarily to finance the construction and start-up of the Turmalina Project mine. Up to US$2,250,000 of the Turmalina Facility may be used for reimbursement of costs for the Sabará project. In connection with the Turmalina Facility, (i) MTL and MSOL provided security interests in the cash flow, equipment and other assets of the Turmalina Project and Sabará Zones A and C and a pledge, (ii) Jaguar issued a guaranty of MTL’s obligations under the Turmalina Facility, and (iii) Jaguar issued 1,093,835 unlisted warrants to the Turmalina Facility lenders (exercisable at a price of Cdn.$4.50 and with an expiry date to be between June 30, 2009 and March 31, 2010 as such date shall be determined with reference to the date of the first draw-down under the loan), 350,000 listed warrants to the lenders’ agent (exercisable at a price of Cdn.$4.50 at any time until December 20, 2007), and 300,000 unlisted warrants to Auramet Trading, LLC in its capacity as an advisor to Jaguar with respect to the Turmalina Facility (exercisable at a price of Cdn.$3.90 at any time until December 12, 2007), in each case with each warrant entitling the holder to purchase one common share of Jaguar. In February 2006 MTL made its first draw down of the Turmalina Facility in the amount of US$7,600,000, and construction is in progress.
In December 2005 Jaguar began crushing ore at its new gold oxide heap leach facility and recovery plan at Sabará.
In January 2006 Jaguar began mining operations at Catita and started hauling its sulphide ore to the Queiróz plant of AngloGold Ashanti.
In March 2006 RPA issued a NI 43-101 compliant technical report describing Sabará’s operations and resources. Proven and probable mineral reserves at Sabará are 2.0 million tonnes grading 2.8 g/t Au containing 184,000 ounces of gold.
In March 2006 Jaguar completed Phase II of the Turmalina Project exploration program in the Main and Northeast targets. Jaguar commissioned RPA to prepare a review of the Turmalina mineral resources. RPA issued a NI 43-

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101 compliant technical report on March 14, 2006. Measured and indicated mineral resources are 2,495,000 tonnes grading 7.00 g/t Au containing 562,000 ounces of gold.
On March 27, 2006 Jaguar completed a public offering in Canada and private placement offering in the United States of 11,435,000 shares of common stock at a price of Cdn.$5.25. See “Underwriting Agreement” in “MATERIAL CONTRACTS”.
DESCRIPTION OF THE BUSINESS
General
Jaguar Mining Inc. is a gold mining company currently engaged in gold production and in the acquisition, exploration, development and operation of gold mineral properties in Brazil.
Jaguar’s properties are located in four mining regions in the Quadrilátero Ferrífero region near Belo Horizonte, Minas Gerais, Brazil: the Sabará Region, the Paciência Region, the Santa Bárbara Region and the Turmalina Region. Through its wholly-owned subsidiaries, MSOL and MTL, Jaguar has interests in, and controls the mineral rights, concessions and licenses to a total of 16,173,000 tonnes grading 5.0 g/t Au containing 2,593,300 ounces of measured and indicated gold resources and 712,200 ounces of inferred gold resources. The resources include 3,951,000 tonnes grading 4.37 g/t Au containing 554,000 ounces of proven and probable gold reserves, which includes 370,000 ounces of proven and probable gold reserves at Turmalina at an average grade of 6.0 g/t and 184,000 ounces of proven and probable gold reserves at Sabará at an average grade of 2.80 g/t1. The Turmalina Reports, as defined below, contains further details with respect to currently reported gold reserves and gold resources at the Turmalina property. See “Turmalina Gold Project” below. The RPA Sabará Technical Report, as defined below, contains additional details regarding currently reported gold resources and reserves in the Sabará Region.
The Technical Reports (as defined below) contain additional information regarding gold reserves and gold resources on Jaguar’s properties. See “Mining Projects” below.
Jaguar began pouring gold in December 2003. In 2005 Jaguar sold 19,246 ounces of gold.1
Gold production and sales
Jaguar continues to make progress toward reaching its goal of producing 65,000 ounces of gold in 2006. Jaguar expects to process 3,400 tonnes per day (“tpd”) of ore by the end of Q1 2006. The 3,400 tpd is expected to be comprised of 1,500 tpd from each of Jaguar’s two wholly owned 1,500 tpd oxide processing plants and 400 tpd of non-refractory gold sulfide ore processed for Jaguar under a long-term contract from AngloGold Ashanti.
The 60,000 oz per year Turmalina mine is expected to be finished by the end of 2006.
Jaguar expects to complete feasibility studies on Santa Bárbara – Pilar and Paciência – Santa Isabel projects in 2006, which, if positive, will increase production capacity by 110,000 ounces by the end of 2007 and produce 50,000 and 60,000 oz per year respectively. The projects are subject to permitting reviews.
All of Jaguar’s production facilities (including those available by contract with AngloGold Ashanti) are, or will be, near Jaguar’s mineral concessions and are accessible via existing roads. Jaguar believes it has an advantage over other gold mine operators due to the clustered nature of its resource concessions and the proximity of its concessions to its processing facilities and existing infrastructure.
Jaguar has contracted with AngloGold Ashanti for AngloGold Ashanti to arrange sales of Jaguar’s gold bullion with gold brokers at Jaguar’s request and direction. Jaguar’s relationship with AngloGold Ashanti is a strong component of Jaguar’s business plan because it provides Jaguar with production services of AngloGold Ashanti’s facilities and

[1]	See “CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS” concerning forward-looking statements such as this.

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provides Jaguar ready access to gold markets.
Specialized Skill and Knowledge
Jaguar is staffed by an experienced senior management team with over 100 years of collective experience exploring, developing and operating gold mines in Brazil. Jaguar’s president, Daniel R. Titcomb, has been involved in continuous mining exploration and development in Brazil since 1993. Jaguar’s chief operating officer, Juvenil T. Felix, was formerly chief executive officer of AngloGold Ashanti’s subsidiaries in Brazil, and has over 40 years experience in the Brazilian mining sector.
Jaguar’s management team has demonstrated the ability to bring Jaguar’s resources into production.
Competitive Conditions
The gold exploration and mining business is a competitive business in all its phases. Jaguar competes with numerous other companies and individuals in the search for and the acquisition of mineral licenses, permits and other mineral interests, as well as for acquisition of equipment and the recruitment and retention of qualified employees. There is also significant competition for the limited number of gold property acquisition opportunities. The ability of Jaguar to acquire gold mineral properties in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for gold development or mineral exploration.
Jaguar has an ongoing relationship with AngloGold Ashanti through contractual royalty rights in certain of the properties, an agreement to provide Jaguar’s operating company with certain ore treatment, gold refining and marketing services, and a cooperative exploration and exploitation agreement in relation to the Lamego property where Jaguar and AngloGold Ashanti hold adjacent claims. AngloGold Ashanti is one of the world’s largest gold producers, and this relationship is a strong component of Jaguar’s business plan.
Jaguar has built its base upon the acquisition of later-stage gold exploration properties in the Quadrilátero Ferrífero region of Brazil at relatively depressed prices. Jaguar believes that its asset acquisition costs combined with the clustered nature of its mineral assets and production facilities gives it an advantage over other similarly-sized competitors.
Environmental Protection
In Brazil mining activity requires the grant of concessions from the DNPM, an agency of the Brazilian federal government responsible for controlling and applying the Brazilian Mining Code. Government concessions consist of exploration awards, exploration licenses, and mining permits. Exploration awards permit the holder to begin exploration of the property, exploration licenses allow the holder to proceed with exploration to determine feasibility of mining the property, and mining permits allow the holder to mine the property.
Applications for mining concessions must include an independently-prepared environmental plan that deals with water treatment, soil erosion, air quality control, re-vegetation and reforestation (where necessary) and reclamation. Mining concessions will not be granted unless the mining plan, including the environmental plan, is approved by the state authorities.
Based on the experience of management in obtaining licenses, Jaguar has made estimates anticipated time frames for receiving licenses, which are described in “Mineral Projects”, upon which it has based projections for capital expenditures, revenues and earnings. The time frames in which licenses are issued are dependent upon the actions of regulatory authorities and third parties.
Employees
Jaguar has 384 mining employees as of the end of 2005 and intends to have approximately 680 experienced mining industry employees by the end of 2006.

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Foreign Operations
All of Jaguar’s mineral projects are owned and operated though its wholly-owned subsidiaries, MSOL and MTL. All of the properties are located near Belo Horizonte, Minas Gerais, Brazil. Jaguar is entirely dependent on its foreign operations for the exploration and development of gold properties and for production of gold.
Mineral Projects
Except as otherwise noted, the following descriptions and summaries of Jaguar’s projects, are derived from (i) the Quadrilátero Report dated September 17, 2004 and revised on December 20, 2004 (the “Quadrilátero Report”), which covers the Sabará, Paciência and Santa Bárbara Regions and the Technical Report on the Sabará Project dated February 17, 2006 (the “Sabará Report”), which covers Zones A and B and Lamego (also called Zone C) in Sabará, and (ii) the Technical Report on the Turmalina Gold Project dated September 10, 2005 and revised on March 10, 2006, as supplemented by a Technical Report on Turmalina Gold Project dated March 14, 2006, which cover the Turmalina Region (the “RPA Turmalina Report”, together with the Quadrilátero Report, the “Technical Reports”). This Annual Information Form contains only summary information regarding Jaguar’s properties. A complete description of Jaguar’s properties and associated maps, photographs and references can be found in the Technical Reports filed on SEDAR (at www.sedar.com), and such reports are hereby incorporated by reference herein.
The Qualified Person, as such term is defined in NI 43-101, who prepared the Quadrilátero Report and the TechnoMine Turmalina Technical Report referred to below was Ivan C. Machado, M.Sc., P.E., P.Eng. Mr. Machado is a principal of TechnoMine and is independent for the purposes of NI 43-101. The Qualified Persons who prepared the RPA Turmalina Report, the Technical Report on the Turmalina Gold Project dated March 14, 2006 and the Sabará Report were Graham G. Clow, P.Eng., and Wayne W. Valliant, P.Geo. Mr. Clow is a principal of RPA and Mr. Clow and Mr. Valliant are independent for the purposes of NI 43-101.

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Mineral Resources
Summary of Mineral Resources

	RESOURCES								RESOURCES
	(tonnage and grades in grams/tonne)								(ounces Au)
					Measured
	Measured		Indicated		+		Inferred		Measured +
	(t)	g/t	(t)	g/t	Indicated	g/t	(t)	g/t	Indicated	Inferred
Sabará Region
Catita, Camará, J. Vieira, M. Adão, Zone 10[1]	529,000	5.48	718,000	5.33	1,247,000	5.40	830,000	3.91	216,500	104,100
Sabará Zones A, B, Lamego (Zone C) and Queimada[2]	924,000	3.15	1,569,000	2.67	2,493,000	2.85	443,000	2.24	229,000	32,000
Paciência Region[1]
	3,305,000	4.37	2,576,000	5.15	5,881,000	4.38	1,609,000	5.03	827,500	260,200
Santa Bárbara Region[1]
	1,925,000	5.84	601,000	6.32	2,526,000	5.95	1,418,000	5.79	483,300	263,900
Turmalina Region
Faina and Pontal [3]	339,600	5.64	1,191,000	5.70	1,531,000	5.69	120,000	5.70	280,000	22,000
Main (Principal) and NE [4]	362,000	6.10	2,133,000	7.20	2,495,000	7.00	178,000	5.30	562,000	30,000

	RESOURCES				RESOURCES
	(tonnage & grades in grams/tonne)				(ounces Au)
In Situ Resources:	Measured +				Measured +
Total Estimates	Indicated	g/t	Inferred	g/t	Indicated	Inferred
	16,173,000	5.00	4,598,000	4.82	2,598,300	712,200

Notes: Some columns and rows may not total due to rounding. See “CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS” concerning forward-looking statements such as this.
1.	TechnoMine Services, LLC (“TechnoMine”) NI 43-101 Technical Report on the Quadrilátero Gold Project filed on SEDAR on September 30, 2004, as amended on December 20, 2004.

2.	Roscoe Postle Associates Inc. (“RPA”) NI 43-101 Technical Report on the Sabará Gold Project filed on SEDAR on March 2, 2006.

3.	TechnoMine NI 43-101 Technical Report on the Turmalina Gold Project filed on SEDAR, as amended on December 20, 2004.

4.	RPA NI 43-101 Technical Report on the Turmalina Gold Project dated March 14, 2006 filed on SEDAR on March 16, 2006.
The mineral resources listed above includes the mineral reserves set forth in the below table.
Summary of Mineral Reserves

	Proven		Probable		Proven +		Ounces
	(t)	g/t	(t)	g/t	Probable (t)	g/t	Au
Sabará Region
Sabará Zones A, B, C and Queimada[1]	862,000	3.04	1,184,000	2.63	2,046,000	2.80	184,000
Turmalina Region
Turmalina sulphide[2]	411,000	4.40	1,494,000	6.50	1,905,000	6.05	370,000

TOTAL	1,273,000	3.48	2,678,000	4.79	3,951,000	4.37	554,000

Notes: Some columns and rows may not total due to rounding. See “CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS” concerning forward-looking statements such as this.
1.	RPA NI 43-101 Technical Report on the Sabará Project filed on SEDAR on March 2, 2006.

2.	RPA NI 43-101 Technical Report on the Turmalina Project dated March 14, 2006 and filed on SEDAR on March 16, 2006.

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Although Jaguar has carefully prepared and verified the mineral resource and reserve figures presented herein, such figures are estimates, which are, in part, based on forward-looking information, and no assurance can be given that the indicated level of gold will be produced. Estimated reserves may have to be recalculated based on actual production experience. Market price fluctuations of gold as well as increased production costs or reduced recovery rates, and other factors may render the present proven and probable reserves unprofitable to develop at a particular site or sites for periods of time. See “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements”.
Mining Concession and Exploration Permitting Requirements and Status
In Brazil mining activity requires the grant of concessions from the DNPM, an agency of the Brazilian federal government responsible for controlling and applying the Brazilian Mining Code. Government concessions consist of exploration awards, exploration licenses, and mining permits. Applications for mining concessions must include an independently-prepared environmental plan that deals with water treatment, soil erosion, air quality control, re-vegetation and reforestation (where necessary) and reclamation. Mining concessions will not be granted unless the mining plan, including the environmental plan, is approved by the state authorities. Exploration awards permit the holder to begin exploration of the property, exploration licenses allow the holder to proceed with exploration to determine feasibility of mining the property, and mining permits allow the holder to mine the property. The following table lists the status of Jaguar’s awards, licenses and permits.

Permits
Property	Phase	Status[1]
Sabará Region
Sabará Plant	Installation License	Received September 2005
Sabará Plant	Operation License	Target May 2006
Sabará Zone A Mine (open pit) And Queimada	Installation License	Target March 2006 Environmental Production Authorization Received January 2006
Sabará Zone B	Operation License	2003
Lamego (Sabará Zone C)	Operation License	Target September 2007
Catita Ramp (exploration)	Operation License for Exploration	Received December 2004
Catita Oxide (open pit, sampling)	Operation License for Exploration	Received December 2004
Catita Oxide Mine	Installation License	Target March 2006
Camará	Environmental Production	Target April 2006
Authorization
Caeté Plant	Corrective Operation License	Target March 2006
Paciência Region
Santa Isabel Mine (drift, exploration)	Operation License for Exploration	Target March 2006
Santa Isabel Mine and Plant	Installation License	Target July 2006
Santa Isabel Mine and Plant	Operation License	Target October 2007
Santa Bárbara Region
Pilar Mine Oxide/Ramp	Installation License	Received March 2005
Pilar Mine Oxide/Ramp	Operation License	Received August 2005
Pilar Mine and Plant	Installation License	Target July 2006
Pilar Mine and Plant	Operation License	Target July 2007
Turmalina Region
Turmalina Plant	Installation License	Received December 2005
Turmalina Plant	Operation License	Target October 2006
Quadrilátero Gold Project
The Quadrilátero Gold Project is comprised of four regions: the Sabará Region, the Paciência Region, the Santa Bárbara Region and the Turmalina Region. Each region has its own properties as shown in the table below.

[1]	See “CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS” concerning forward-looking statements such as the target dates of certain permits.

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Quadrilátero Gold Project Properties

Sabará Region	Paciência Region	Santa Bárbara Region	Turmalina Region
Sabará Zone B and Caeté Plant	Paciência (Santa Isabel Mine)	Mina do Pilar	Turmalina Mine
Sabará Zone A	Bahú
Catita	Marzagão
Camará	Rio de Peixe
Morro do Adão
Juca Vieira
Lamego (Zone C)
Queimada
The following description of the Sabará, Paciência and Santa Bárbara Regions is based on the summary contained in the Quadrilátero Report.
All of the Quadrilátero Gold Project regions are located in the Quadrilátero Ferrífero greenstone belt of the state of Minas Gerais, Brazil. The regions are located within 60 kilometers of the city of Belo Horizonte, which serves as the commercial center for Brazil’s gold mining industry and has excellent infrastructure to support world-class gold mining operations.
The Quadrilátero Ferrífero region has historically produced significant quantities of gold at reasonable capital and operating costs from open pit and large scale underground mining operations.
The gold metallogeny in the Quadrilátero Ferrífero has a complex history. Initially, in the Archean era, volcanic exhalative sedimentary processes in the greenstone belts produced banded iron formations (“BIFs”) and chemical sedimentary rock (“chert”), which hosted sulfide-rich gold deposits. Shear zone-related gold deposits were also generated at that time.
The stratigraphy for the Quadrilátero Ferrífero is as follows from oldest (Archean) to youngest (Upper Proterozoic):
•	Tonalities, trondjemite, gneiss basement

•	Rio das Velhas Supergroup (Greenstone Belt)

•	Espinhaço Supergroup lying unconformably on the Rio das Velhas Supergroup

•	Minas Supergroup overlying with a tectonic angular and erosional unconformities the Espinhaço Supergroup

•	Itacolomi Group overlying with a tectonic angular and erosional unconformities the Minas Supergroup
The Rio das Velhas Supergroup is subdivided into two groups: Nova Lima and Maquiné. The Nova Lima Group consists of a greater-than-four kilometer thick eugeosynclinal succession including greywacke, carbonate schist, immature quartzite, quartz schist, conglomerate, banded iron formations, schistose tuff, graphitic schist, carbonate chert, phyllite, greenschist, and meta-ultramafic rocks. The Maquiné Group consists of a 1.8 kilometer thick eugeosynclinal molasse including protoquartzite, grit conglomerate, phyllite, greywacke, and minor basal conglomerate.
A portion of the Archean-aged Nova Lima Group underlies all of Jaguar’s properties. This group consists of a sequence of intensely folded and faulted volcanic and sedimentary rocks. These rocks consist of phyllite, mafic volcanic tuff, lesser conglomerate, dolomite, graphitic schist, banded iron formations, and chert.
Gold mineralization occurs in both sulfide and oxide forms and is hosted primarily in a narrow belt of BIFs and chert. The width of the BIFs varies from 1 to 30 meters. Gold is found to be associated to the sulfide-richer bands, essentially represented by pyrite and arsenopyrite. The mineralized bodies are controlled by mineral stretching lineations and fold axis showing an average attitude (strike and dip) S70ºE — 45ºE.

13

The mineralization bodies are dominantly stratabound and are congruently folded and deformed with the host rocks. The deformation style is thrust fault-related folding with a westerly transport direction on the thrusts, followed by late east — west trending brittle faults (likely due to post-thrusting extensional stress relief) that aided in the orientation of quartz lodes and veining.
Mining in the Quadrilátero Ferrífero has consistently shown gold-bearing structures that display very consistent lateral and vertical persistence. TechnoMine prepared a study for Jaguar on the depth continuity of gold-bearing mineralization in the Quadrilátero Ferrífero: “Potential Resource Base Increase due to possible depth continuity of mineralized bodies”. The study was issued on October 29, 2002, and parts of it are addressed further in the Quadrilátero Report.
Mina Grande is a good example of ore body persistence. Mina Grande was the deepest mine ever operated in Brazil (more than 2,000 meters deep). It was also one of the oldest mines in terms of continuous operations worldwide (from 1836 until 1995). Mina Grande lies in what could be considered the center of the Quadrilátero Ferrífero’s gold-bearing area where all of Jaguar’s mineral regions are located.
Jaguar’s mineral resources and reserves in the Quadrilátero Region are set forth in the table above in “Mineral Resources”.
Exploration and Development
In January 2004 Jaguar commenced a 24-month exploration effort that includes both surface and underground exploration in several properties. The total cost originally estimated for the campaign was originally estimated to be US$8,797,000, out of which US$4,881,000 (approximately 55 percent of the total estimated cost) was for developing underground ramps and drifts, and US$3,916,000 (approximately 45 percent of the total estimated cost) was for maps, surface and underground drilling, sampling, studies, environmental permitting and associated activities.
ORIGINAL BUDGET FOR 24-MONTH EXPLORATION PROGRAM (US$)
FROM THE QUADRILÁTERO REPORT
(EXCLUDES TURMALINA PROJECT)

	2004	2005	Total
Maps, Drilling, Sampling, Studies, Environmental Permits and Associated Activities

Sabará Region
Sabará Zone A	273,000	0	273,000
Catita/Juca Vieira	497,000	304,000	801,000
Paciência Region
Paciência	1,109,000	0	1,109,000
Rio de Peixe	217,000	17,000	234,000
Santa Bárbara Region
Mina do Pilar	498,000	496,000	994,000
New sites	505,000	0	505,000
Subtotal	$3,099,000	$817,000	$3,916,000

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	2004	2005	Total
Underground Exploratory Developments: Ramps and Drifts

Sabará Region
Catita/Juca Vieira	898,000	2,689,000	3,587,000
Santa Bárbara Region
Mina do Pilar	466,000	828,000	1,294,000
Subtotal	$1,364,000	$3,517,000	$4,881,000

Total	$4,463,000	$4,334,000	$8,797,000

Sabará Zone A exploration is complete, and RPA completed a technical report on March 10, 2006 concerning mining and milling gold-bearing mineralization from the Sabará Zone A, Lamego (oxide) and Queimada properties and the remaining resources in Zone B, which are contained within the Quadrilátero Gold Project. The results of this report are discussed below in “Sabará Technical Report”.
Jaguar received the permit to complete construction of the new 1,500 tpd oxide plant in the Sabará Region in September 2005. The new plant began crushing ore in December 2005 and began producing gold in January 2006.
Mining operations at Sabará Zone B mine ended in the fourth quarter of 2005. It is currently under reclamation, notwithstanding the results of RPA’s Sabará Report. See “Sabará Technical Report”.
Exploration work is underway at Catita (Sabará Region), Paciência/Santa Isabel Mine (Paciência Region) and Mina do Pilar (Santa Bárbara Region).
Catita’s trenching and drill programs have intersected mineralized zones confirming previous exploration results and identifying new zones for additional exploration. Initial core and trench assays have returned interesting results with visible gold occurring in both the oxide and sulfide zones. The Catita mine began formal production in June 2005, supplying the Caeté Plant.
The result of the 2004 Paciência/Santa Isabel Mine’s campaign confirmed the mineralized body’s extension at depth and that the mineralization is approximately 50 meters closer to the ramp than anticipated. The width of the body is consistent with previous exploration results; the initial grades are higher than expected, however. Jaguar continued to work on the feasibility study for Paciência in 2005 with additional drilling and drift and ramp development. The completion of the Paciência feasibility study is now expected in the third quarter of 2006.
A feasibility study is underway with respect to Mina do Pilar and is expected in the third quarter of 2006.1 The Pilar Project produces surface oxide ore which is hauled to the Caeté Plant for processing. Jaguar drives a 4.5 meter by 4.5 meter ramp which is making progress towards the sulfide zones at the Pilar Project. The ramp aids the completion of the feasibility study which is now scheduled for completion in the second quarter of 2006.1 The ramp will be used for mine access when the mine is built.
Jaguar utilized two laboratories for the preparation and analysis of its samples: Lakefield Geosol Laboratórios Ltda. (“Lakefield”) in Belo Horizonte-MG and SGS do Brasil Ltda. (“SGS”) in Betim-MG. These labs are widely recognized and follow the standards established by the international community. The labs merged in 2005. Jaguar continues to use the surviving lab, SGS Geosol Laboratórios Ltda., for reporting results, but established its own lab adjacent to the Caeté plant in the fourth quarter of 2005 for internal testing purposes.
Based on the encouraging 2004 exploration results, the expanded geological knowledge of the several sites and favorable underground workings that provide required maneuverability to proceed with underground exploration, the Quadrilátero Report recommended that Jaguar establish the scope of the 2005 portion of the Quadrilátero Gold Project’s Complementary Exploration Campaign as outlined in the budget shown below. The budget shown below

[1]	See “CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS” concerning forward-looking statements such as this.

15

replaces the previous budget for the 24-month exploration campaign. The author of the Quadrilátero Report also recommended that Jaguar proceed with a staged preparation of feasibility studies for the implementation and operation of the diverse projects that comprise the Quadrilátero Gold Project, within design criteria, plans, processes, and schedules compatible with good engineering practices and standards.
ORIGINAL BUDGET FOR PREPARATION OF FEASIBILITY STUDIES
(FROM THE QUADRILÁTERO REPORT)

Regions/Projects	Estimated Cost (US$)
Sabará Region	600,000
(Catita (sulfide))
Paciência Region	1,600,000
(Santa Isabel, Marzagão, Rio de Peixe)
Santa Bárbara Region	1,000,000

Total	$3,200,000

REVISED BUDGET FOR 24-MONTH EXPLORATION PROGRAM
(FROM THE QUADRILÁTERO REPORT)

Project	Site	Drilling (m)	Drifts (m)	Cost Estimate (US$ 1,000)
Sabará	Camará	1,000		100
	Catita (sulfide)	4,000	2,500	4,150
	Morro do Adão	2,500	400	850
	Serra Paraíso	5,500		550

Paciência	Santa Isabel	3,500	400	950
	Marzagão	3,000		300
	R de Peixe (oxide)	2,000		200
	R de Peixe (sulfide)	1,400	500	890

Santa Bárbara	Pilar (Sulfide)	4,000	1,000	1,900

TOTAL		26,900	4,800	$9,890

Certain recent developments in the Sabará Region are described below in “Sabará Technical Report”, and recent developments in the Paciência-Santa Isabel and Santa Bárbara-Pilar projects are described below under “Paciência-Santa Isabel and Santa Bárbara-Pilar Projects”.
Sabará Technical Report
Jaguar completed a feasibility study of mining and processing mineralization at Zones A, B, C (Lamego) and Queimada and retained RPA to prepare an independent technical report compliant with NI43-101. RPA issued its report on February 17, 2006. The following description of these projects is derived from the summary contained in the Sabará Technical Report.
The Project comprises development of a 400,000 tpa mining and heap leach facility, forecast to produce approximately 184,000 ounces of gold over a five year period. Prestripping has been completed and the first bench of mineralization has been exposed. Jaguar reports that mining, crushing, heap leaching, and the carbon column/adsorption facilities were started in January 2006.

16

Economic Analysis1
The Base Case estimated cash flow for the life of mine is shown in Table 1-1. The projection is based on the following parameters.
Physicals

•	Mine life:	5.1 years, 400,000 tonnes per year

•	Start of production:	January 2006

•	Total millfeed:	2,046,000 tonnes at a grade of 2.8 g/t Au. Mine call factor 97%

•	Strip Ratio:	4.2 to 1

•	Operations at 360 days per year
•	Mine production:
Zones A&C — up to 33,000 tonnes per month ore from a reserve of 1,564,000 tonnes at a grade of 2.07 g/t Au and a strip ratio of 4.11:1.

Queimada — up to 16,700 tonnes per month ore from a reserve of 407,000 tonnes at a grade of 5.28 g/t Au and a strip ratio of 4.24:1.

Zone B oxides — up to 3,500 tonnes per month ore from a reserve of 20,000 tonnes at a grade of 3.61 g/t Au.

Zone B sulphides — up to 5,100 tonnes per month ore from a reserve of 55,000 tonnes at a grade of 5.07 g/t Au.

Zone B stripping — 4.46:1 overall.
•	Processing – Zones A&C, Queimada, and Zone B Oxide at Sabará heap leach and ADR plant. Zone B Sulphide at Queiróz CIL plant

•	Gold recovery:
Zones A&C – 74%

Queimada – 74%

Zone B Oxide – 70%

Zone B Sulphide – 92%
•	Total gold produced: 134,100 ounces, annual range from 18,800 ounces to 38,700 ounces.
Costs
•	Operating cost: US$10.98 per tonne processed, ranging from US$10.39 per tonne to US$13.25 per tonne. Open pit mining is by contractor.

•	Capital cost: Pre-production capital is estimated to be US$5.6 million

•	Sustaining capital: Ranges from US$40,000 to US$380,000

•	Closure costs: US$190,000.

•	Exchange rate: US$1.00 = 2.60 Reais
Revenue

•	Gold price:	US$375 per ounce

•	Transport and insurance:	US$3.00 per ounce

•	Refining:	1% of gross sales

[1]	See “CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS” concerning forward-looking statements such as this.

17

•	CFEM (federal) royalty:	1% of gross sales

•	Royalty to previous owners:	3.25% NSR
The pre-tax cash flow at US$375 per ounce gold is US$19.5 million. At a discount rate of 8.0%, the pre-tax NPV is US$14.3 million. The GI Total Cash Cost is US$182 per ounce. The GI Total Production Cost is US$230 per ounce.
Jaguar’s after-tax NPV estimate at 8.0% discount rate is US$7.8 million, with a Project IRR of 82%. RPA did not review Jaguar’s tax model.
Figure 1-1 shows the Project sensitivity to various factors, including:
•	Head Grade

•	Recovery

•	Gold Price

•	Operating Cost

•	Capital Cost

•	Exchange Rate
FIGURE 1-1
SENSITIVITY ANALYSIS

18

TABLE 1-1 PRE-TAX CASH FLOW
JAGUAR MINING INC. — SABARÁ PROJECT

				2005	2006	2007	2008	2009	2010	2011	Total
Mining	Zones A + C
	000 tonnes				139	199	385	400	400	41	1,564
		g/t Au			2.47	2.09	1.86	2.12	2.03	2.45	2.07
	Waste	000 tonnes			937	1,094	1,800	1,116	1,429	49	6,425
	Strip Ratio				6.7	5.5	4.7	2.8	3.6	1.2	4.11
	Total Moved	000 tonnes			1,076	1,293	2,185	1,516	1,829	90	7,989

Queimada			000 tonnes		191	201	15				407
		g/t Au			3.85	6.26	10.06				5.28
	Waste	000 tonnes			658	1,008	60				1,725
	Strip Ratio				3.4	5.0	3.9				4.24
	Total Moved	000 tonnes			848	1,208	75				2,132

Zone B Oxide			000 tonnes		20						20
		g/t Au			3.61						3.61
Zone B Sulphide			000 tonnes		55						55
		g/t Au			5.07						5.07
Zone B Total			000 tonnes		75						75
		g/t Au			4.68						4.68
	Waste	000 tonnes			335						335
	Strip Ratio				4.5						4.46
	Total Moved	000 tonnes			411						411
		Total	000 tonnes		405	400	400	400	400	41	2,046
		g/t Au			3.53	4.18	2.17	2.12	2.03	2.45	2.80
	Waste	000 tonnes			1,930	2,101	1,860	1,116	1,429	49	8,486
	Strip Ratio				4.8	5.3	4.7	2.8	3.6	1.2	4.15
	Total Moved	000 tonnes			2,335	2,501	2,260	1,516	1,829	90	10,532
Processing	Plant feed		000 tonnes		405	400	400	400	400	41	2,046
	Mine Call Factor				97%	97%	97%	97%	97%	97%	97%
Grade			g/t Au		3.42	4.06	2.10	2.06	1.97	2.38	2.72
	Recovery Zone A + C				74%	74%	74%	74%	74%	74%	74%
	Recovery Quiemada				74%	74%	74%	74%	74%	74%	74%
	Recovery Zone B Oxide				70%	70%	70%	70%	70%	70%	70%
	Recovery Zone B Sulphide				92%	92%	92%	92%	92%	92%	92%
	Overall Recovery				77%	74%	74%	74%	74%	74%	75%
	Production		000 oz		34.5	38.7	20.1	19.7	18.8	2.3	134.1
	0 oz

19

TABLE 1-1 PRE-TAX CASH FLOW
JAGUAR MINING INC. — SABARÁ PROJECT

				2005	2006	2007	2008	2009	2010	2011	Total
Revenue	Gold Price		US$/oz	375	375	375	375	375	375	375	375
	Gross Revenue		US$‘000		12,956	14,521	7,531	7,371	7,053	863	50,295
0.75% Transport			US$‘000		97	109	56	55	53	6	377
1.0% Refining			US$‘000		130	145	75	74	71	9	503
1.0% CFEM Tax			US$‘000		130	145	75	74	71	9	503
	Sub-total		US$‘000		12,600	14,122	7,324	7,169	6,859	839	48,912
0.5% Landowner Royalty					65	73	38	37	35	4	251
2.75% Anglo Royalty			US$‘000				17	111	155	23	307
	Revenue		US$‘000		12,489	13,967	7,306	7,057	6,704	816	48,339
	NSR		US$/ t ore		30.82	34.92	18.27	17.64	16.76	20.12	23.63

Capital Costs	Open Pit Mining		US$‘000	219	0						219
	Mine Equipment		US$‘000	0	0						0
	Plant Equipment		US$‘000	783	101						884
	Plant Construction		US$‘000	2,552	642						3,194
	Infrastructure Construction		US$‘000	453	296						749
	Land Acquisition		US$‘000	54	0	31					85
	EPCM		US$‘000	393	0						393
	Contingency		US$‘000	0	66						66
	Commissioning		US$‘000	52	0						52
	Environment		US$‘000							190	190
	Sustaining Capital		US$‘000		384	40	40	40	40	10	554
	Salvage		US$‘000								0
	Total		US$‘000	4,508	1,488	71	40	40	40	200	6,387
				4,508	1,488	71	40	40	40	200	6,387
Operating Costs

Zone B Sulphide Mining, Transport, Processing			US$‘000		1,677						1,677
All Oxides Open Pit Mining			US$‘000		1,813	2,070	2,070	2,070	2,070	210	10,305
	Processing		US$‘000		1,446	1,652	1,652	1,652	1,652	167	8,220
	G&A		US$‘000		372	372	372	372	372	93	1,953
	Environment		US$‘000		61	60	60	60	60	6	307
	Total		US$‘000		5,368	4,154	4,154	4,154	4,154	476	22,461
				0	3,631	4,094	4,094	4,094	4,094	470	20,478
Zone B Sulphide Open Pit Mining			US$/t moved		0.71						0.71
	Open Pit Mining		US$/t milled		3.90						3.90
	Transport		US$/t milled		3.60						3.60
	Processing		US$/t milled		23.00						23.00
		Subtotal	US$/t milled		30.50						30.50

All Oxides Open Pit Mining			US$/t moved		0.89	0.83	0.92	1.37	1.13	2.34	1.01
	Open Pit Mining		US$/t milled		5.18	5.18	5.18	5.18	5.18	5.18	5.18
	Processing		US$/t milled		4.13	4.13	4.13	4.13	4.13	4.13	4.13
All Ore G&A			US$/t milled		0.92	0.93	0.93	0.93	0.93	2.29	0.95
	Environment		US$/t milled		0.15	0.15	0.15	0.15	0.15	0.15	0.15
	Total		US$/t milled		13.25	10.39	10.39	10.39	10.39	11.75	10.98

Pre-Tax Cash Flow			US$‘000	(4,508)	5,632	9,742	3,112	2,863	2,510	139	19,491
		Cumulative	US$‘000	(4,508)	1,124	10,866	13,979	16,842	19,352	19,491
		Pre-tax NPV	US$‘000
			5.0%	16,007
			8.0%	14,288
			10.0%	13,268

Unit Cost of Production	Operating [1]		US$/oz		168	119	220	229	241	229	182
	Capital		US$/oz								48
	Total [2]		US$/oz								230

Notes:	1. Equivalent to Gold Institute Total Cash Cost.

2. Equivalent to Gold Institute Total Production Cost.

20

The Project is most sensitive to head grade and recovery. At a current gold price of US$550 per ounce, the pre-tax NPV at 8.0% discount rate is US$32 million. The break even gold price resulting in zero pre- tax NPV at 8.0% is approximately US$235 per ounce.
The exchange rate used for the Project is US$1.00 = 2.60 reais, vs. the current rate of 2.16 reais (as of a date prior to issuance of the Sabará Technical Report). The rate has been used based on economic forecasts by Brazilian banks. At a rate of 2.16 on all costs, the base case pre-tax NPV at 8.0% is approximately US$10 million.
Conclusions and Recommendations
The feasibility work completed by Jaguar to date has demonstrated that the Sabará Project is robust at current gold prices and shows an acceptable operating margin at the Base Case gold price of US$375 per ounce. Project construction is essentially complete, and production commenced in January 2006. The Project is located in an area of current mining by Jaguar and could be considered as an extension of the existing Zone B operation. In this context, some infrastructure and operating practices already exist, thereby minimizing some of the startup risks of a greenfields project.
RPA made the following comments as observations on the Project development plan:
•	Mineral Resources and Mineral Reserves have been estimated according to the requirements of CIM Definitions and, in RPA’s opinion, are compliant with NI43-101 and appropriate for use in the Life of Mine Plan.

•	Metallurgical recoveries have been based on testwork, with the exception of the Queimada Zone, for which recoveries were assumed based on similarity of the deposit to Zones A&C. In RPA’s opinion, this is a reasonable assumption based on the proximity of the deposits and nature of the mineralization, however, as Queimada represents 37% of the forecast production, there is some higher risk associated with this zone.

•	Prior production experience from Zone B showed heap leach recoveries to be lower than expected due to difficulty in establishing the oxide/sulphide transition. Some risk remains in this area, however, Jaguar has mitigated this by processing the Zone B sulphide ore at the Queiróz plant.

•	Operating and capital costs have been estimated from first principles, using Jaguar’s extensive experience in the area, particularly with contractors. The Project capital cost risk is minimal in that the plant and pads are essentially complete. All mining is to be done by contractors.

•	Permits are in place for the Project, with the exception of Zone C, for which permitting is being completed. This is in progress, and RPA does not consider the permitting to be a significant risk.
Based on the review, RPA makes the following recommendations:
1.	Monitor the oxide/sulphide boundary closely in Zone B to ensure that the two types of mineralization are sent to the correct plants.

2.	Mine and leach ore from Queimada as soon as possible in the mine life to establish that leaching characteristics are in line with those forecast in the Life of Mine Plan.

3.	Carry out quarterly or semi-annual reconciliations between the resource model for each zone and grade delivered to the heaps or the plant.

4.	Continue to expedite and monitor the permitting process for Zone C.

5.	Consideration should be given to widening the berms in the pit designs from 2.5 m, which is relatively narrow, to 7.5 m by triple benching.
Technical Information
The Sabará Project is located approximately 40 km east of Belo Horizonte, Minas Gerais, Brazil, and is accessed from Belo Horizonte by paved highway to the town of Sabará, then by eight kilometers of dirt roads. RPA visited

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the Sabará Project site in April and June 2005 and January 2006. The Property comprises Zone B, which has been in operation since October 2003, as well as Zones A, C (Lamego), and Queimada. The history and geology of the project area is described above in “Quadrilátero Gold Project”.
Mineral Resources and Mineral Reserves
Mineral resources and mineral reserves have been estimated by Jaguar and reviewed by RPA. They are presented in the following two tables.
TABLE 1-2 MINERAL RESOURCES
Jaguar Mining Inc. — Sabará Project
Measured Resources

Zone	Tonnes	Grade (g/t)	Cont. Ounces (oz)
Zone A	282,000	2.29	21,000
Zone B	71,000	5.23	12,000
Zone C	438,000	2.31	33,000
Queimada	133,000	6.68	28,000
Subtotal	924,000	3.15	94,000
Indicated Resources

Zone	Tonnes	Grade (g/t)	Cont. Ounces (oz)
Zone A	810,000	2.05	53,000
Zone C	461,000	2.07	31,000
Queimada	298,000	5.27	51,000
Subtotal	1,569,000	2.67	135,000
Measured + Indicated

Zone	Tonnes	Grade (g/t)	Cont. Ounces (oz)
Zone A	1,092,000	2.11	74,000
Zone B	71,000	5.23	12,000
Zone C	899,000	2.19	64,000
Queimada	431,000	5.71	79,000
Subtotal	2,493,000	2.85	229,000
Inferred Resources

Zone	Tonnes	Grade (g/t)	Cont. Ounces (oz)
Zone A	397,000	2.26	29,000
Zone C	42,000	2.06	3,000
Queimada	4,000	2.37	<1,000
Total	443,000	2.24	32,000

Notes:

1.	CIM definitions were followed for Mineral Resources.

2.	Mineral Resources are estimated at a cutoff grades of 0.80 g/t Au (2.50 g/t Au in Zone B)

3.	Mineral Resources are estimated using an average long-term gold price of US$375 per ounce.

4.	A minimum mining width of 2.0 metres was used.

5.	Measured and Indicated Mineral Resources are inclusive of Mineral Reserves.

6.	See “CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS” concerning forward-looking statements such as this.

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TABLE 1-3 MINERAL RESERVES
Jaguar Mining Inc. — Sabará Project
     Proven Reserves Zone

	Tonnes Grade		Cont. Gold
	(Kt)	(g/t)	(oz)
A + C Pit	651	2.20	46,000
Queimada Pit	136	6.18	27,000
B Pit	75	4.68	11,000
Total Proven	862	3.04	84,000

Probable Reserves Zone

	Tonnes Grade		Cont. Gold
	(Kt)	(g/t)	(oz)
A + C Pit	913	1.98	58,000
Queimada Pit	271	4.86	42,000
B Pit
Total Probable	1,184	2.63	100,000

Proven + Probable Reserves Zone

	Tonnes Grade		Cont. Gold
	(Kt)	(g/t)	(oz)
A + C Pit	1,564	2.07	104,000
Queimada Pit	407	5.28	69,000
B Pit	75	4.68	11,000
Total	2,046	2.80	184,000

Notes:
1.	CIM definitions were followed for Mineral Reserves.

2.	Mineral Reserves are estimated at a cutoff grades of 0.80 g/t Au (2.50 g/t Au in Zone B Sulphides)

3.	Mineral Reserves are estimated using an average long-term gold price of US$375 per ounce.

4.	See “CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS” concerning forward-looking statements such as this.
Mining
Mining operations will be carried out in three locations — Zones A&C Pit, Queimada Pit, and Zone B Pit. Zone B has been operated as an open pit mine by Jaguar since 2003. The ore is hauled by truck to the Caeté plant for processing. The Zone B operation was shut down in mid-2005 due to poor economics related to lower than expected recoveries, associated with the oxide/sulphide transition ore. Open pit mining will be carried out by contractor.
Ore will be hauled to the Sabará plant approximately one kilometer from Zone A&C and approximately two kilometers from Zone B. Waste will be hauled to local dumps, on average, approximately 500 m from the respective pits.
Mineral reserves were derived from the resources for Zone A&C and Queimada by adding dilution and preparing optimized pit designs. Zone B mineral reserves were determined by depletion of the original resource and reconciliation to production.
The dilution factor for Zone A&C and Queimada is based on experience at Zone B. The extractions for Zone A&C

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and Queimada are based on the actual pit design. The dilution and extraction for Zone B are based on mining experience with the deposit.
TABLE 1-4 MINERAL RESERVE SUMMARY
Jaguar Mining Inc. — Sabará Project

	Resource		Reserve
	‘000 tonnes	g/t Au	‘000 tonnes	g/t Au	Dilution	Extraction
Zone A&C	1,991	2.15	1,564	2.07	10%
Queimada	431	5.71	407	5.28	10%
Zone B Oxides	19	4.04	20	3.61	12%	95%
Zone B Sulphides	52	5.67	55	5.07	12%	95%

Total	2,493	2.85	2,046	2.80

Note: See “CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS” concerning forward-looking statements such as this.
The waste stripping for the three zones is based on the design waste stripping and diluted ore tonnes. The overall stripping ratios are:

• Zone A&C	6.42 million tonnes, SR = 4.1 to 1

• Queimada	1.73 million tonnes, SR = 4.2 to 1

• Zone B	0.34 million tonnes, SR = 4.5 to 1

• Overall	8.5 million tonnes, SR = 4.2 to 1
In the cash flows, a Mine Call Factor of 97% has been applied based on local area experience, in particular that of AngloGold Ashanti.
Metallurgy and Processing
The process design for Zones A, C, and Queimada is based largely on testwork carried out by the Central Technological Foundation of Minas Gerais (CETEC). No metallurgical testwork was done on the Queimada mineralization since Jaguar considers that the Queimada mineralization has the same physical properties and mineralogical composition as Zones A and C. In RPA’s opinion, the metallurgical recovery of the Queimada mineralization should be monitored during the early stages of the operation to ensure this assumption is valid.
The mineral processing, with the exception of the Zone B transitional mineralization, will comprise agglomeration, on-off heap leaching, CIC (carbon in column adsorption), and DR (Desorption-Recovery) stages. In Zones A, C, and Queimada, leaching and ADR recoveries of 77% and 96.4%, respectively, are estimated for an overall metallurgical recovery of 74.2%. Zone B oxide mineralization will be processed at the same heap leach facility as Zone A, Zone C, and Queimada. Zone B sulphide and transitional oxide-sulphide mineralization will be processed at AngloGold Ashanti’s Queiróz CIL plant. The metallurgical recoveries for oxide and transitional mineralization for Zone B are estimated to be 70% and 92%, respectively.
The leaching system is based on an on-off cycle. Heaps will be cured and leached for a nominal 46 days followed by 20 days of washing, neutralization, and removal. Spent heaps will be moved to an area near the plant. The spent heaps will be compacted by the haulage trucks, and drainage ditches around the spent heap area will be constructed to divert rainwater. Jaguar already uses this system successfully at its nearby Caeté plant.

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Infrastructure
Power and water are available locally. Access roads have been constructed to the plant and mine sites.
Manpower
Manpower for the Project operating period totals 95 and skilled workers are available in the local area. The mining will be carried out by a contractor.
Environment and Permitting
Implementation of a mining project in Brazil entails application for a Licença Prévia (LP) and is subject to scrutiny by various agencies, including:
•	State Environmental Policy Council (COPM)

•	State Environmental Foundation (FEAM)

•	State Forest Institute (IEF)

•	State Water Management Institute (IGAM)
The application for a LP must be supported by the following studies/reports that describe the impact on the physical, biological, and anthropological ecosystems, as well as plans for mitigation and closure:
•	Environmental Impact Study/Report (EIA) (EIS) (RIMA)

•	Environmental Control Plan (PCA)

•	Degraded Areas Recovery Plan (PRAD)

•	Environmental Control Report (RCA)
The RCA is required only for special cases where the area has already been impacted by a previous operation.
Upon approval of the foregoing studies, the applicant is granted an Implementation License (LI) that permits the completion of work, such as the preparation of the heap leaching area, the erection of the mineral processing plant, construction of the tailings dam, opening of accesses, development of the open pit mines, installation of the infrastructure, and preparation of the waste dump.
After obtaining the LI and mining concession and implementation of the mining project, the company can apply for the Operation License (LO) that permits the startup of operations. Approval of the LO is contingent on construction having met all the environmental requirements for the mining and mineral processing facilities defined in the previously issued LI.
The environmental permitting process for the Sabará plant was facilitated by the fact that MSOL had previously been awarded permits to operate a processing facility in the area. Previously submitted environmental reports were considered admissible, including the plant LP and associated Environmental Impact Study (EIA-RIMA). Additional reports included an Environmental Control Report (RCA), a Degraded Areas Recovery Plan (PRAD), and an Environmental Control Plan (PCA), all authored by the Consultoria e Empreendimentos de Recursos Naturais Ltda., except for the Mine RCA that was prepared by Sênior Engenharia.
Jaguar’s RCA/PCA includes an assessment of possible environmental impacts caused by the construction and operations phases of the heap leaching facility. Mitigation measures were outlined for issues such as noise and dust control, discharge water quality, slope stability, and reagent storage. The report also includes a closure plan with a strategy to address removal and stockpiling the fertile soil layer, neutralization of spent heap leach material, rehabilitation of the mined areas, topographic restoration, revegetation of impacted areas, and drainage rehabilitation.
The LI for plant construction was awarded in September 2005.

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The application for an LP for the mining operation required only an RCA. The open pit is designated as a lower environmental hazard and does not require a full Environmental Study. The LP for Zone A, Queimada, and part of Zone C was awarded in November 2005.
A portion of Zone C has not yet received an LI. The oxide mineralization within the area in question was optioned from AngloGold Ashanti, which had permitted only the deeper sulphide mineralization. Jaguar is proceeding with environmental permitting and licenses and expects to complete the permitting by the end of 2006. The LI will require an Environmental Control Plan, which is currently being prepared.
In addition to State approvals, exploration and mining applications must also be made to the DNPM, an agency of the federal government responsible for control and application of the Brazilian Mining Code, and awarding of exploration licenses and mining concessions. The applications must include the exploration/exploitation plans prepared by an authorized professional such as a geologist or mining engineer. The granting of a mining concession remains valid until full depletion of the mineral deposit, subject to submitting Annual Operations Reports, and compliance with safety and environmental regulations. Jaguar currently holds mining rights to five concessions for a total of 2,231 ha, issued by DNPM, as described in Section 4.
Capital Costs
Total pre-production capital costs have been estimated by MSOL and TechnoMine and are summarized in the following table. The costs include a contingency of 1.2%.
TABLE 1-5 CAPITAL COSTS
Jaguar Mining Inc. — Sabará Project

US$ ‘000’s

Open Pit Mining	219
Mine Equipment	Contractor
Plant Equipment	884
Plant Construction	3,194
Infrastructure Construction	749
Land Acquisition	54
EPCM	393
Commissioning	52
Contingency	66

Total	$5,611
Note: See “CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS” concerning forward-looking statements such as this.
Most of the capital expenditures for the Project were completed in 2005 in advance of startup in the first quarter of 2006. Approximately US$1.1 million remained to be spent in the first quarter of 2006. Mining and plant startup commenced in January 2006.

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Operating Costs
Operating costs have been estimated from first principles and are shown in the following table.
TABLE 1-6 OPERATING COSTS
Jaguar Mining Inc. — Sabará Project

	US$/ tonne milled

Zone B Sulphides (mining, transport, and processing)		30.50

Oxide Mining		5.18
Oxide Processing		4.13

G&A		0.92
Environment		0.15

Total typical year – oxides only	US$	10.38
Note: See “CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS” concerning forward-looking statements such as this.
Sulphide ore from Zone B will be mined by contractor, hauled 33 km to the Queiróz plant, and processed there under a custom milling agreement with the owner, AngloGold Ashanti. All costs are based on contractor prices – US$0.70 per tonne moved for mining, US$0.41 per tonne kilometer for hauling, and US$23.00 per tonne milled for processing.
Oxide ores from Zones A&C, Zone B, and Queimada will be mined by contractor and processed on site. The costs are shown in Table 1-6 above.
PACIÊNCIA-SANTA ISABEL AND SANTA BÁRBARA-PILAR PROJECTS
Summary
The Paciência-Santa Isabel and Santa Bárbara-Pilar projects were the subject of feasibility studies during 2005. The feasibility studies on both of these projects are in the latter stages, with the Santa Bárbara-Pilar feasibility study expected in the second quarter of 2006 and the Paciência-Santa Isabel feasibility study expected in the third quarter of 2006. Jaguar’s goal is to move the Paciência-Santa Isabel and the Santa Bárbara-Pilar projects into production so each can contribute to overall production goals of Jaguar.
Updated Description of Project
The Santa Bárbara-Pilar feasibility study progressed steadily in 2005 and is scheduled for completion in the second quarter of 2006. Jaguar is developing additional underground access for feasibility study purposes with respect to the Santa Bárbara-Pilar project. The Santa Bárbara-Pilar project will produce both oxide and sulfide ore and currently produces surface oxide ore which is hauled to the Caeté Plant for processing. Jaguar drives a 4.5 by 4.5 meter ramp which is making progress towards the sulfide zones at the Santa Bárbara-Pilar project. The ramp will be used for mine access when the mine is built. Jaguar contemplates mining underground non-refractory sulfide ore at Santa Bárbara-Pilar, which will be processed in a conventional sulfide plant to be built on site. Jaguar’s goal is for the Santa Bárbara-Pilar project to contribute to overall production levels by producing 50,000 ounces of gold per year by the end of 2007.
The Paciência-Santa Isabel feasibility study progressed steadily in 2005 with additional drilling and drift and ramp

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development. This feasibility study is scheduled for completion in the third quarter of 2006. The exploration and development ramp is now close to the resource zones. Jaguar’s goal is for the Paciência-Santa Isabel project to contribute to overall production levels by producing 60,000 ounces of gold per year by the end of 2007.
With respect to both the Santa Bárbara-Pilar project and the Paciência-Santa Isabel project, Jaguar is expecting feasibility study results to show positive production possibilities and a lengthy mine life with respect to each property, which will contribute to the aggregate production goals sought by Jaguar.
Jaguar is actively pursuing underground exploration in both of the Paciência-Santa Isabel and the Santa Bárbara-Pilar regions, each of which are open at depth. The 2006 exploration budget includes surface drilling, underground drilling and underground development that can later be used for production purposes.1
Jaguar’s Paciência-Santa Isabel and Santa Bárbara-Pilar projects are further described in the Quadrilátero Report.
TURMALINA GOLD PROJECT
This description of the Turmalina Project is derived from the summary contained in the RPA Turmalina Technical Report. Gold was first discovered in the Turmalina area in the sixteenth century. AngloGold Ashanti explored the area extensively between 1979 and 1988 utilizing geochemistry, trenching, drilling and 3.9 km of underground development. This exploration program led to the discovery of the following mineralized bodies: Turmalina, Satinoco, Faina and Pontal. During 1992 and 1993, AngloGold Ashanti mined 373,000 tonnes of oxide mineralization from an open pit on the Turmalina zone and recovered 35,500 ounces of gold using heap leach technology. Subsequently, AngloGold Ashanti explored a possible downward sulphide extension by driving a ramp beneath the pit and drifting on two levels in the mineralized zone at approximately 50 and 75 meters below the pit floor.
Jaguar acquired the Turmalina Gold Project from AngloGold Ashanti on September 30, 2004.
The Turmalina Gold Project is located 6 kilometers south of the town of Pitangui, approximately 120 kilometers northwest of Belo Horizonte and includes seven contiguous concessions that cover an area of 5,337 hectares. The roads (from Pitangui and from Belo Horizonte) are paved roads which run to a very short access to the mining sites in dirt road. Belo Horizonte serves as the commercial center for Brazil’s gold mining industry and has excellent infrastructure to support world-class gold mining operations. Belo Horizonte is the commercial center for Brazil’s iron ore and gold mining industries and has excellent infrastructure to support world-class gold and iron ore mining operations. The mining region at broad has historically produced significant quantities of gold at reasonable costs per ounce from oxide and sulfide ores mined from open pit and large-scale underground mining operations operated by AngloGold Ashanti, CVRD, and Eldorado Gold Corporation. The city is a well-developed urban metropolis of almost five million residents that has a substantial infrastructure.
The Turmalina Gold Project lies at approximately 700 meters above sea level. The Pitangui area terrain is rugged with numerous rolling hills and generally is warm and dry from April to November, with the mean temperature slightly above 20°C, followed by six months of tropical rainfall. Annual precipitation ranges from 1,300 to 2,500 millimeters and is most intense in December and January.
The Turmalina Deposit is hosted by rocks of the Archean Rio das Velhas greenstone belt in the Quadrilatero Ferrifero region, one of the major gold provinces in the world. The Rio Das Velhas Supergroup is further subdivided into the Nova Lima and Maquiné Groups. The Nova Lima Group, which hosts most of the gold deposits in the region, is comprised of clastic sediments, pyroclastics, volcanic flows, chemical sediments, and banded iron formations. There is no widely accepted stratigraphy for the Nova Lima Group due to intense deformation, hydrothermal alteration, and weathering.
The Rio Das Velhas Supergroup unconformably overlies the tonalite, trondjemite basement. The Proterozoic Minas Supergroup overlies the Rio Das Velhas Supergroup and consists of clastic and chemical sediments, including rich

[1]	See “CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS” concerning forward-looking statements such as this.

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hematite mineralization and minor metavolcanics.
Gold mineralization in the Iron Quadrangle is most commonly associated with the banded iron formations and cherts of the Nova Lima Group, and are located along regional structural lineaments. The most important structures are NW and NE striking, thrust-related, oblique ramps or EW striking transcurrent faults, the latter being the most favored location for gold deposition.
The Pitangui area is underlain by rocks of Archaean and Proterozoic age. Archaean units include a granitic basement, overlain by the Pitangui Group, a sequence of ultramafic to intermediate volcanic flows and pyroclastics, and associated sediments. The predominant rock types in the deposit are metamorphosed pelites and tuffs. Gold mineralization is associated with higher levels of sericite, quartz, and biotite. Some fraction of the gold mineralization in the Turmalina deposit may be due to primary, exhalative deposition associated with the banded iron formation, however, the deposit can be broadly classified as epigenetic related to a mesothermal system that localized auriferous silicification in local structural features within a wider shear zone.
The Turmalina Gold Project is comprised of two zones: the Principal and the NE Zones. The Principal Zone strikes azimuth 110°, dips 55-60°. Gold grade zoning indicates a SE plunge of approximately 65°. The Principal Zone is 200 to 2050 meters long and ranges in horizontal width from 2 to 30 meters, averaging approximately 8 meters. The NE Zone lies 50 meters to 100 meters east of the Principal Zone and has a similar attitude. It is approximately 200 meters long and ranges from 1 to 12 meters in horizontal width, averaging approximately 3 meters. Mineralization extends to at least 350 meters below surface.
Since September 2004, Jaguar has completed a surface exploration program consisting of 23 diamond drill holes for a total of 5,789 meters.
Mineral Resources and Mineral Reserves
The mineral resource estimate is set forth in the summary table above in “Mineral Resources”.
The mineral resources are inclusive of mineral reserves. An estimate of the mineral reserves is set forth in the table below, estimated based on the mineral resources set forth in the above table. Mining factors have been applied the reserves have been estimated according to CIM definitions. Further, the following notes apply: (i) the break-even cutoff grade of approximately 1.4 grams per tonne of gold is based on operating costs of US$26.40 per tonne and a gold price of US$375, (ii) the cutoff is approximately 1.0 grams per tonne of gold and the incremental cutoff is approximately 1.4 grams per tonne, (iii) the overall dilution rate is set at 15 percent, and (iv) the extraction rate is set at 91 percent. Due to the lack of selectivity in the mining method, all resources within the 1.0 grams per tonne of gold envelope were considered for reserves.
Exploration and Development
Jaguar is conducting an exploration program for additional resources at the Turmalina Gold Project. In a Technical Report on the Turmalina Gold Region dated March 14, 2006 and filed on SEDAR on March 16, 2006, RPA reviewed the results of the Phase 2 drilling program, which was designed to test 200,000 ounces of gold in inferred resources for conversion to mineral reserves. RPA reported that increased mineral resources and reserves as a result of its review of the drilling program, which are included in the Summary of Mineral Resources and Summary of Mineral Reserves tables in “Mineral Resources” above. RPA recommended that Jaguar complete the Phase 3 drilling program. The Phase 3 program is underway to explore the shallower part of the Satinoco target, which is close to the existing Principal and NE Zones described above, and the down dip extensions of the Principal and NE Zones. The Phase 3 program consists of 15,000 meters of drilling on a 25 by 30 meter grid on the sections of the area with significant mineralizations and is expected to be completed in the second quarter of 2006.
Construction and development on the Turmalina Gold Project is scheduled to take place over a 12 month period. Detailed engineering and procurement would be initiated in the first three months of development. Pre-production underground development and plant construction is scheduled to start within four to six months after development commences, with first stoping ore scheduled for seven to nine months after development commences. Plant construction is scheduled to be completed over an eight month period, with commissioning and testing planned to

29

start two months prior to the startup of the plant. The schedule includes an allowance for lower throughput at startup, commencing at 18,000 tonnes per month in the first month and increasing to 30,000 tonnes per month by the fifth month. Open pit mining is scheduled to commence seven to nine months after development begins and at the time the plant commences operations there is to be an ore stockpile of approximately 95,000 tonnes.
The table below sets forth the estimated pre-production capital costs of the Turmalina plant (which costs include a contingency of 10.0%). The table assumes US$1.=2.75 Brazilian Reais.

Project	Cost Estimate (US$ 1,000)
Open Pit Mining	$297
Underground Mine Development	1,297
Underground Mine Equipment	3,837
Plant Equipment	1,755
Plant Construction	7,104
Infrastructure Construction	997
Land Acquisition	1,556
EPCM	2,092
Commissioning	36
Environment	416

TOTAL US$	$19,387
TOTAL CDN.$	$21,907
As a result of the change in the US$/Reais exchange rate from US$1/R$2.75 to US$1/R$2.10 as of March 7, 2006, Jaguar has revised its budget since the preparation of the Turmalina Report to increase the total budget cost to Cdn.$28,688,000.1
Mining Status
Jaguar received an installation license for the Turmalina Gold Project in December 2005. In the fourth quarter of 2005, Jaguar commenced construction of the 60,000 ounce per year Turmalina facility. The majority of the infrastructure, such as roads, power, ramp and access to the underground orebody, is in place. Jaguar anticipates receiving the operation license with respect to the Turmalina Gold Project by October 2006.
Environmental Plan Status
Jaguar has submitted environmental plans for the Turmalina Gold Project and expects to receive approval prior to the issuance of its Turmalina operation license.
For additional details regarding the information set forth in this section regarding the Turmalina Gold Project, please refer to the Turmalina Report, which is filed on SEDAR.
ROÇAS GRANDES AND IAMGOLD PROJECTS
Summary
Recently, Jaguar acquired rights with respect to properties located on (i) 9,500 acres of highly prospective gold properties along 25 kilometers of a key geological trend in the Iron Quadrangle in Roças Grandes, Brazil (the “Roças Grandes Project”) and (ii) approximately 2,307 acres in the aggregate in Rio Acima and Itabirito, Brazil (the “IAMGold Project”). These projects represent an opportunity for Jaguar to eventually further exploration and

[1]	See “CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS” concerning forward-looking statements such as this.

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upgrade and expand Jaguar’s aggregate mineral resources and overall production. In the short term, however, Jaguar plans to commence and complete feasibility studies with respect to each project.
Description of Projects
Jaguar recently acquired an option from CVRD with respect to the Roças Grandes Project. The contract provides Jaguar with the exclusive right over a twenty-eight month period beginning November 28, 2005 to explore and conduct feasibility studies and to acquire gold mining rights in the CVRD properties if the studies support economical mining operations. The contract grants corresponding rights for CVRD to explore the Jaguar property for iron and acquire mineral rights in the property during a three year period. The transaction includes a sulfide resource and an oxide resource. These resources are adjacent to Jaguar’s existing Caeté Plant and an initial scoping study supports the concept of an additional sulfide circuit.
In the case of the IAMGold Project, Jaguar may carry out prospecting, exploration research, and may eventually begin mining activities in certain properties. In addition, Jaguar also has the right to purchase the mineral rights during the term of the contract.
Mineral Resources and Reserves
CVRD’s gold exploration information for the Roças Grandes Project was prepared prior to the adoption of NI 43-101, but TechnoMine has reviewed CVRD’s information and advised Jaguar that is sufficient to proceed with a feasibility study, which Jaguar intends to commence and complete. Jaguar is auditing the CVRD estimates and will announce its conclusions when the audit is completed.
RISK FACTORS
All of Jaguar’s operations involve exploration and development and there is no guarantee that any such activity will result in commercial production of mineral deposits.
None of the exploration properties in which Jaguar holds an interest host a known body of commercial ore and proposed programs on such properties are exploratory in nature. Development of these mineral properties is contingent upon obtaining satisfactory exploration results. Mineral exploration and development involves substantial expenses and a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to adequately mitigate. There is no assurance that commercial quantities of ore will be discovered on any of Jaguar’s exploration properties. There is also no assurance that, even if commercial quantities of ore are discovered, a mineral property will be brought into commercial production. The discovery of mineral deposits is dependent upon a number of factors including the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit is also dependent upon, among a number of other factors, its size, grade and proximity to infrastructure, current metal prices, and government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection. In addition, depending on the type of mining operation involved, several years can elapse from the initial phase of drilling until commercial operations are commenced. Most of the above factors are beyond Jaguar’s control.
Calculation of mineral resources and metal recovery is only an estimate, and there can be no assurance about the quantity and grade of minerals until resources are actually mined.
There is a degree of uncertainty attributable to the calculation of reserves, resources and corresponding grades being mined or dedicated to future production. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Until reserves or resources are actually mined and processed, the quantity of reserves or resources and grades must be considered as estimates only. Any material change in the quantity of reserves, resources, grade or stripping ratio may affect the economic viability of Jaguar’s properties. In addition, there can be no assurance that metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

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Competition for new mining properties by larger, more established companies may prevent Jaguar from acquiring interests in additional properties or mining operations.
Significant and increasing competition exists for mineral acquisition opportunities throughout the world. Some of the competitors are large, better established mining companies with substantial capabilities and greater financial and technical resources than Jaguar. As a result of the competition, Jaguar may be unable to acquire rights to exploit additional attractive mining properties on terms it considers acceptable. Accordingly, there can be no assurance that Jaguar will acquire any interest in additional operations that would yield reserves or result in commercial mining operations.
Certain of Jaguar’s properties are subject to forfeiture
Pursuant to an agreement with AngloGold Ashanti, Jaguar is required to provide to AngloGold Ashanti an unconditional guarantee from a first class bank for the obligations of MSOL undertaken under the agreement on or before August 31, 2006. If Jaguar fails to deliver such a guarantee, AngloGold Ashanti has the right to terminate the agreement following which all of the properties will revert to AngloGold Ashanti. The repossession of such properties by AngloGold Ashanti would have a material adverse impact on the operations and prospects of Jaguar.
Certain of Jaguar’s properties are subject to reacquisition by AngloGold Ashanti
AngloGold Ashanti has the right, following exhaustion of the reserves developed from the known resources at the Paciência, Juca Vieira, Catita, Bahú, Marzagão, Camará and Morro do Adão properties, to develop a full valuation of any of such properties, including drilling works. If the valuation identifies the existence, in one or more areas, of measured and indicated resources of a minimum of 750,000 ounces, AngloGold Ashanti will have the right to reacquire up to 70 percent of any of such properties at an ascribed value of US$10.50 per ounce of the new measured and indicated resources. The repossession of such properties by AngloGold Ashanti would have a material adverse impact on the operations and prospects of Jaguar.
Certain risks, particularly with regard to unusual geological operating conditions, may be too costly to insure or may be uninsurable, exposing Jaguar to potential liabilities.
In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fires, flooding and earthquakes may occur. It is not always possible to fully insure against such risks and Jaguar may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of Jaguar.
There can be no assurance that the interests held by Jaguar in its properties are free from defects nor that material contractual arrangements between Jaguar and entities owned or controlled by foreign governments will not be unilaterally altered or revoked.
Jaguar has investigated its rights to explore and exploit its various properties, and, to the best of its knowledge, those rights are in good standing, but no assurance can be given that such rights will not be revoked, or significantly altered, to the detriment of Jaguar. There can also be no assurance that Jaguar’s rights will not be challenged or impugned by third parties.
Jaguar is exposed to risks of changing political stability and government regulation in the country in which it operates.
Jaguar holds mineral interests in Brazil that may be affected in varying degrees by political instability, government regulations relating to the mining industry and foreign investment therein, and the policies of other nations in respect of Brazil. Any changes in regulations or shifts in political conditions are beyond the control of Jaguar and may adversely affect its business. Jaguar’s operations may be affected in varying degrees by government regulations, including those with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, employment, land use, water use, environmental legislation and mine safety. The

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regulatory environment is in a state of continual change, and new laws, regulations and requirements may be retroactive in their effect and implementation. Jaguar’s operations may also be affected in varying degrees by political and economic instability, economic or other sanctions imposed by other nations, terrorism, military repression, crime, extreme fluctuations in currency exchange rates and high inflation.
Jaguar is subject to substantial environmental and other regulatory requirements and such regulations are becoming more stringent. Non-compliance with such regulations, either through current or future operations or a pre-existing condition could materially adversely affect Jaguar.
All phases of Jaguar’s operations are subject to environmental regulations. Environmental legislation is evolving in a manner that will likely involve stricter standards and enforcement, increased fines and penalties for noncompliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect Jaguar’s operations. The properties in which Jaguar holds interests may contain environmental hazards, which are presently unknown to Jaguar and which have been caused by previous or existing owners or operators of the properties.
Jaguar’s operations require government approvals and permits. To the extent such approvals are required and not obtained Jaguar may be delayed or prohibited from proceeding with planned exploration, development or mining of mineral properties.
Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities, which may require operations to cease or be curtailed, or corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.
Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation of such requirements could have a material adverse impact on Jaguar and cause increases in capital expenditures or production costs or reductions in levels of production at producing properties or require abandonment or delays in development of new mining properties.
Jaguar has a limited operating history.
Jaguar has a limited operating history, and there can be no assurance of its ability to operate its projects profitably. Although in the future Jaguar may generate additional working capital through the operation, development, sale or possible syndication of its properties, there is no assurance that Jaguar will produce a positive cash flow, or if it does, that any such funds will be available for exploration and development programs.
History of Losses.
Jaguar has experienced net operating losses since its first full year of operations in 2003. These losses amounted to US$2,225,572 for the year ended December 31, 2003 (as restated), US$3,802,490 for the year ended December 31, 2004, and US$12,838,693 for the year ended December 31, 2005. There can be no assurance that Jaguar will be able to achieve or sustain profitability in the future.
Jaguar may need additional capital to accomplish its exploration and development plans, and there can be no assurance that financing will be available.
The exploration and development of Jaguar’s properties, including continuing exploration and development projects, and the construction of mining facilities and mining operations, may require substantial additional financing. Failure to obtain sufficient financing on terms acceptable to Jaguar may result in a delay or indefinite postponement of exploration, development or production on any or all of Jaguar’s properties or even a loss of a property interest. The only source of funds now available to Jaguar is through current production at its Sabará Zone B property, the Turmalina Facility, the sale of equity capital, properties, royalty interests or the entering into of joint ventures.

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Additional financing may not be available when needed or if available, the terms of such financing might not be favorable to Jaguar and might involve substantial dilution to existing shareholders. Failure to raise capital when needed would have a material adverse effect on Jaguar’s business, financial condition and results of operations.
Jaguar has no record of earnings or paying dividends.
Jaguar has no earnings or dividend record. Jaguar has paid no dividends on the Common Shares since incorporation and does not anticipate doing so in the foreseeable future. Payment of any future dividends will be at the discretion of Jaguar’s board of directors after taking into account many factors, including operating results, financial condition and anticipated cash needs.
Jaguar relies on its management and key personnel, and there is no assurance that such persons will remain at Jaguar, or that Jaguar will be able to recruit skilled individuals.
Jaguar relies heavily on its existing management. Recruiting and retaining qualified personnel is critical to Jaguar’s success. The number of persons skilled in the acquisition, exploration and development of mining properties is limited and competition for such persons is intense. Jaguar believes that it has been successful in recruiting excellent personnel to meet its corporate objectives, but, as Jaguar’s business activity grows, it may require additional key financial, administrative and mining personnel. Although Jaguar believes that it will be successful in attracting and retaining qualified personnel, there can be no assurance of such success.
Certain directors of Jaguar are directors or officers of, or have shareholdings in, other mineral resource companies and there is the potential that such directors will encounter conflicts of interest with Jaguar.
Certain of the directors of Jaguar are directors or officers of, or have significant shareholdings in, other mineral resource companies, and, to the extent that such other companies may participate in ventures with Jaguar, the directors of Jaguar may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. Such other companies may also compete with Jaguar for the acquisition of mineral property rights. If any such conflict of interest arises, a director who has such a conflict will disclose the conflict at a meeting of the directors of Jaguar and will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, the directors of Jaguar are required to act honestly, in good faith and in the best interests of Jaguar.
Jaguar is exposed to risks of changing labour and employment regulations.
Although Jaguar has good relations with its employees, production at its mining operations is dependant upon the efforts of Jaguar’s employees. In addition, relations between Jaguar and its employees may be affected by changes in the scheme of labour relations that may be introduced by the relevant governmental authorities in whose jurisdictions Jaguar carries on business. Changes in such legislation or in the relationship between Jaguar and its employees may have a material adverse effect on Jaguar’s business, results of operations and financial condition.
Substantially all of Jaguar’s assets are held by foreign subsidiaries that are subject to the laws of Brazil.
Jaguar conducts operations through its wholly-owned foreign subsidiaries, MSOL, MTL, and substantially all of its assets are held in MSOL and MTL. Accordingly, any governmental limitation on the transfer of cash or other assets between Jaguar, MSOL and MTL could restrict Jaguar’s ability to fund its operations efficiently. Any such limitations or the perception that such limitations may exist now or in the future could have an adverse impact on Jaguar’s valuation and stock price.
Some of Jaguar’s officers and directors reside outside of Canada. It may not be possible to effect service of process on some officers and directors in Canada and to enforce Canadian judgments against Jaguar and some of its officers and directors.
Jaguar is incorporated under the laws of Ontario, but does not have an office or other permanent establishment in Canada. Substantially all of the assets of Jaguar are located outside of Canada. Although Jaguar has appointed Miller Thomson LLP as its agent for service of process in Canada, it may not be possible for investors to effect

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services of process within Canada upon officers and directors and certain named experts who reside outside its borders. It may also not be possible to enforce judgments obtained in Canadian courts predicated upon the civil liability provisions of applicable securities laws in Canada against Jaguar, certain officers and directors and certain experts named herein.
Fluctuations in currency exchange rates may adversely affect Jaguar’s position.
Fluctuations in currency exchange rates, particularly operating costs denominated in currencies other than United States dollars, may significantly impact Jaguar’s financial position and results.
Gold prices are volatile and there can be no assurance that a profitable market will exist for gold.
The gold mining industry is intensely competitive, and there is no assurance that, even if Jaguar discovers commercial quantities of gold mineral resources, a profitable market will exist for the sale those resources. There can be no assurance that gold prices will be sufficient for Jaguar to mine its properties at a profit. Factors beyond Jaguar’s control may affect the marketability of any minerals discovered. Gold prices are subject to volatile price changes from a variety of factors including international economic and political trends, expectations of inflation, global and regional demand, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods.
Jaguar has a limited trading history, and there can be no assurance that a market for Common Shares will continue to exist.
Jaguar began trading on the TSX-V on October 16, 2003. On February 17, 2004, Jaguar’s shares began trading on the TSX and ceased trading on the TSX-V. Securities of micro- and small-cap companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include North American and global macroeconomic developments and market perceptions of the attractiveness of particular industries. Short-term changes in gold prices or in Jaguar’s financial condition or results of operations as reflected in its quarterly earnings reports significantly affect Jaguar’s share price. Other factors unrelated to Jaguar’s performance may affect the price of Jaguar’s common shares. The extent of analytical coverage available to investors concerning Jaguar’s business may be limited if investment banks with research capabilities do not continue to follow Jaguar’s securities. The lessening in trading volume and general market interest in Jaguar’s securities may affect an investor’s ability to trade significant numbers of its common shares. The size of Jaguar’s public float may limit the ability of some institutions to invest in Jaguar’s securities, and a substantial decline in the price of Jaguar’s common shares that persists for a significant period of time could cause Jaguar’s securities to be delisted from the TSX, further reducing market liquidity. As a result of any of these factors, the market price of Jaguar’s common shares at any given point in time may not accurately reflect Jaguar’s long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. Jaguar may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.
The value of Jaguar’s common shares may be diluted due to the conversion of purchase warrants and stock options.
As of March 28, 2006, the number of Common Shares on a fully-diluted basis is 58,444,822. Jaguar completed a public offering of 11,435,000 Common Shares at the price of Cdn.$5.25 per share on March 27, 2006. If the underwriters exercise certain options to acquire all Common Shares exercisable pursuant to the compensation option, as described in “the Material Agreements”, up to 345,050 additional Common Shares could become outstanding. As of March 28, 2006, Jaguar has 9,565,674 warrants outstanding, and 3,618,000 stock options outstanding exercisable at prices ranging from US$0.65 to Cdn.$4.25. During the life of the options and warrants, the holders are given an opportunity to profit from a rise in the market price of Jaguar’s common shares with a resulting dilution in the interest of the other shareholders. The existence of such rights may adversely affect Jaguar’s ability to obtain additional financing and the price of Jaguar’s common shares. The increase in the number of Jaguar’s common shares in the market resulting from the exercise of such rights and the possibility of sales of such shares may have a depressive effect on the price of Jaguar’s common shares. In addition, as a result of such additional common shares, the voting power of Jaguar’s existing shareholders will be substantially diluted.

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In the future Jaguar may grant to some or all of its directors, key employees and consultants additional options to purchase its common shares at exercise prices equal to market prices at times when the public market is depressed. To the extent that significant numbers of such options are granted and exercised, the interests of then existing shareholders of Jaguar will be subject to additional dilution.
DIVIDENDS
Jaguar has not paid any dividends and does not intend to pay dividends in the foreseeable future. Any future payment of dividends will be dependent upon the financial requirements of Jaguar to fund future projects, the financial condition of Jaguar and other factors that the board of directors of Jaguar, in its discretion, may consider appropriate under the circumstances.
DESCRIPTION OF CAPITAL STRUCTURE
Jaguar is authorized to issue an unlimited number of Common Shares of which there were 33,346,337 issued and outstanding as of December 31, 2005. As of March 28, 2006, after completion of a public offering of Common Shares, there were 45,261,148 Common Shares outstanding. See “Material Contracts”. Holders of common shares are entitled to receive notice of any meetings of shareholders, to attend and to cast one vote per common share at all such meetings. Holders of common shares do not have cumulative voting rights with respect to the election of directors, and holders of a majority of Jaguar’s common shares entitled to vote in any election of directors may therefore elect all directors standing for election. Holders of common shares are entitled to receive on a pro-rata basis such dividends, if any, as and when declared by Jaguar’s board of directors at its discretion from funds legally available therefore and upon the liquidation, dissolution or winding up of Jaguar are entitled to receive on a pro-rata basis the net assets of Jaguar after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro-rata basis with the holders of common shares with respect to dividends or liquidation. Jaguar’s common shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.
MARKET FOR SECURITIES
Jaguar’s Common Shares are listed and posted for trading on the TSX under the symbol “JAG”. The following table sets forth information relating to the trading of Jaguar’s Common Shares for the periods indicated.
Toronto Stock Exchange (Canadian $)

Month	High	Low	Close	Volume
January 2005	3.80	3.10	3.75	1,107,682
February 2005	3.79	3.30	3.45	360,453
March 2005	4.25	3.36	4.15	790,609
April 2005	4.00	3.00	3.60	534,259
May 2005	3.90	3.01	3.90	210,634
June 2005	3.65	3.25	3.50	772,278
July 2005	3.80	3.45	3.50	727,947
August 2005	3.90	3.00	3.25	217,769
September 2005	3.57	2.85	3.35	792,028
October 2005	3.28	2.58	2.82	643,300
November 2005	3.25	2.30	3.25	426,144
December 2005	4.15	3.00	3.95	273,292

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Jaguar has Common Share warrants with an exercise price of Cdn.$4.50 and an expiry of December 31, 2007 listed and traded on the Toronto Stock Exchange under the symbol JAG.WT. The following table sets forth relating to the trading of Jaguar’s listed warrants for the periods indicated.
Toronto Stock Exchange (Canadian $)

					Number of	Volume
Date	Open	High	Low	Close	Trades	Traded
January 2005	0.59	0.80	0.59	0.75	21	59,300
February 2005	0.65	0.65	0.50	0.50	9	13,000
March 2005	0.75	0.75	0.51	0.63	11	11,800
April 2005	0.60	0.84	0.60	0.84	24	116,470
May 2005	0.85	0.85	0.38	0.65	28	146,600
June 2005	0.80	0.85	0.80	0.85	6	10,000
July 2005	0.55	0.85	0.55	0.85	14	19,050
August 2005	0.65	0.65	0.45	0.50	17	44,750
September 2005	0.63	0.65	0.50	0.65	13	19,800
October 2005	0.73	1.00	0.55	0.80	43	146,500
November 2005	0.72	0.74	0.60	0.74	32	183,950
December 2005	0.50	0.72	0.50	0.72	88	883,150
DIRECTORS AND OFFICERS
The following is a list of the officers and directors of Jaguar, and information regarding each individual including municipality of home address, position with Jaguar, date of appointment to the position with Jaguar and the principal occupation during the past five years. All directors hold office until the next annual meeting of shareholders or until their successors are elected or until their earlier death, resignation or removal.

Position and Date of
Name and Municipality of home address	appointment	Principal occupation during past five years
Gary E. German Toronto, Ontario, Canada	Director and Chairman September 26, 2003	President of Falcon Strategy and Management Co. Formerly Managing Director, Kingsdale Capital Partners Inc., October 2002 to September 2003; Self employed Mining Consultant, July 2001 to October 2002; Senior Advisor, President/CEO, Saudi Arabian Mining Co., July 1998 to July 2001.

Daniel R. Titcomb(1) Henniker, New Hampshire, USA	Director, President and CEO June 6, 2003	President and CEO of both Jaguar and Brazilian

Juvenil T. Felix Nova Lima, Minas Gerais, Brazil	Director and Chief Operating Officer June 6, 2003	Chief Operating Officer of Jaguar and IMS

Anthony F. Griffiths Toronto, Ontario, Canada	Director May 20, 2004	Independent business consultant

William E. Dow(1) Manchester, Connecticut, USA	Director June 4, 2004	Retired, formerly an actuary with Aetna Life & Casualty

Andrew C. Burns Toronto, Ontario, Canada	Director August 6, 2004	Independent business consultant

Gil Clausen Denver, Colorado, USA	Director May 12, 2005	Chief Executive Officer of Augusta Resource Corporation, a Canadian corporation, since 2005; Executive Vice President, Mining, Washington Group International, Inc., from October 2001 to March 2005; President and Chief Executive Officer of Engineering Matrix Corp., from 1999 to 2001.

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Position and Date of
Name and Municipality of home address	appointment	Principal occupation during past five years
James M. Roller Lunenburg, Massachusetts, USA	Chief Financial Officer March 1, 2005	Mr. Roller served as a consultant to Jaguar from November 1, 2004 through February 28, 2005. Mr. Roller replaced Mr. Kirchhoff as CFO on March 1, 2005. Mr. Kirchhoff remains Treasurer. Prior to working for Jaguar, Mr. Roller served as Director of Finance and Administration, DSM Thermoplastic Elastomers (March 2001-November 2004); Vice President of Finance, Century Electronics Manufacturing (September 1998-March 2001); Corporate Controller, OpenROUTE Networks (July 1996-September 1998).

Robert W. Jackson(1) Oakville, Ontario, Canada	Executive Vice President for Corporate Development September 26, 2003	Currently employed as Executive Vice President for Corporate Development of Jaguar. Self-employed mining consultant, January 2003 to October 1, 2003; Analyst, Yorkton Securities Inc., February 2001 to January 2003; Analyst, Dundee Securities Corp., May 1999 to February 2001; Officer, McCarvill Corp., February 1997 to December 1998.

Jeffrey C. Kirchhoff(1) Northfield, New Hampshire, USA	Treasurer March 1, 2002	Treasurer of Jaguar and Chief Financial Officer and Treasurer of Brazilian. From March 1, 2002 to March 1, 2005, CFO of Jaguar.

Robert J. Lloyd(2) Concord, New Hampshire, USA	Secretary March 1, 2002	Partner, Hinckley, Allen & Snyder LLP, February 2002-present; Principal, Robert J. Lloyd & Associates, PLLC, 1996-2001.

(1)	Mr. Titcomb and Mr. Dow serve on the board of directors of both Jaguar and Brazilian. Mr. Kirchhoff is a director of Brazilian. Mr. Jackson served on the board of directors of Jaguar until May 12, 2005, and on the board of directors of Brazilian until June 29, 2005.

(2)	Mr. Lloyd serves as secretary to both Jaguar and Brazilian, and is a partner at Hinckley, Allen & Snyder LLP, which serves as counsel to both Jaguar and Brazilian.
As of December 31, 2005 the directors and officers of Jaguar, as a group, beneficially own, directly or indirectly, or exercise control or discretion over an aggregate of 606,991 common shares of Jaguar, representing 1.8 percent of the outstanding shares, and as of March 28, 2006 they owned or controlled a total of 975,992 shares representing 2.2 percent of the outstanding shares.
Jaguar’s audit committee directly oversees the preparation and issuance of audit reports and reviews the annual audited financial statements produced by Jaguar’s accountants. As of March 28, 2006 the members of the audit committee are Messrs. Burns, German and Griffiths, with Mr. Burns as chairman. Mr. Dow was a member of the committee during 2005 and was replaced by Mr. German at the end of the first quarter of 2006.
Jaguar’s compensation committee considers employment, consulting or other compensation arrangements between Jaguar and its employees. The current members of the compensation committee are Messrs. German and Griffiths, with Mr. Griffiths as chairman.
Jaguar’s corporate governance committee reviews and advises the Jaguar board of directors with respect to corporate governance and compliance issues. The current members of the corporate governance committee are Messrs. Griffiths, German and Clausen, with Mr. Griffiths as chairman.
Jaguar’s human resources and environmental committee reviews and advises the Jaguar board of directors with respect to responsibilities relating to various human resources and environmental issues of Jaguar. The current members of the human resources and environmental committee are Messrs. German, Felix and Clausen, with Mr. German as chairman.
The following is a description of the professional qualifications, designations and memberships in business-related associations, experience and technical expertise pertinent to Jaguar’s business and other background information relating to the officers and directors of Jaguar.

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Gary E. German, Chairman
Mr. German is President of Falcon Strategy and Management Co. and is a professional engineer with over 30 years of senior management experience in the development of operations and financing of global resource projects and companies. He was most recently Managing Director of Kingsdale Capital Partners Inc. He was also the Senior Advisor to the President-CEO of Ma’aden, the Kingdom of Saudi Arabia’s mineral resource development corporation. Previously, as Senior Vice President, Chief Operating Officer and Director of TVX Gold Inc., he was responsible for worldwide operations with multiple mines and projects in North and South America, as well as Greece, the Czech Republic and Eastern Russia. These positions followed 28 years in the Noranda Group, culminating in the position of Senior Vice President, where Mr. German was responsible for major projects in Chile, industrial and mine developments in Brazil and executive strategic activities in some 20 countries. Mr. German is fluent in Portuguese and Spanish. Mr. German is Director and Chairman of Nevsun Resources Limited and Covalon Technologies Inc. and serves as a Director of Cornerstone Capital Resources Inc. and Magnesium Alloy Corporation. Mr. German holds an engineering degree from the University of Toronto.
Daniel R. Titcomb, CEO, President and Director
Mr. Titcomb is one of the founders of Brazilian with eleven continuous years of experience to date operating in the country of Brazil. Previously, Mr. Titcomb was engaged in the management of construction and real estate development, and has board of director experience at private companies. Mr. Titcomb graduated from Keene State College, Keene, New Hampshire with Bachelor of Science degrees in Industrial Engineering and Business Management.
Juvenil T. Felix, Chief Operating Officer and Director
Mr. Felix is the Chief Operating Officer of Jaguar. Mr. Felix is also Chief Operating Officer of IMS. Mr. Felix is a former chief executive officer of AngloGold Ashanti’s gold division in Brazil (from 1979 to 1997) and has over 40 years experience in the Brazilian mining sector. Recently he served as Adjunct Secretary of Mining and Energy for the State of Minas Gerais. He holds degrees in Mining, Metallurgical and Civil Engineering from the School of Mines of the Federal University of Ouro Preto, Brazil.
Anthony F. Griffiths, Director
From 1993 to the present Mr. Griffiths has been associated with various companies acting as an independent consultant. At present, Mr. Griffiths is Director and Chairman of Russel Metals Inc. and Leitch Technology Corp. He is also a Director of Vitran Corporation, Fairfax Financial Holdings Limited, Lindsey Morden Group Inc., IMI International Medical Innovations Inc., Alliance Atlantis Communications Inc., Hub International Limited, Odyssey Re Holdings Corp. and Counsel Corporation. Mr. Griffiths was educated at McGill University in Canada (BA 1954) and at the Harvard Graduate School of Business Administration (MBA 1956).
William E. Dow, Director
Mr. Dow is formerly an actuary with Aetna Life Casualty Company in Connecticut and is currently retired. During his career, he was an Executive Officer, a Fellow of the Society of Actuaries and a Member of the American Academy of Actuaries. Mr. Dow holds a BA degree in Mathematics from Middlebury College. Mr. Dow also serves as a Director and Chairman of Brazilian Resources, Inc.
Andrew C. Burns, Director
Mr. Burns is an independent consultant specializing in strategic planning, corporate governance and professional risk management assignments. He recently retired as senior partner of Deloitte Touche Tohmatsu with more than forty years of international auditing and management experience in Latin America, the Caribbean, Asia and Europe. Mr. Burns has an M.B.A. from The Richard Ivey School of Business Administration of The University of Western Ontario and is a Chartered Accountant and Certified Management Consultant.

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Gil Clausen, Director
Since 2005 Mr. Clausen has been employed as the Chief Executive Officer of Augusta Resource Corporation, a Canadian corporation. Prior to this position, he was the Executive Vice President, Mining, of Washington Group International, Inc., from 2001 to 2005. He was President and Chief Executive Officer of EngineeringMatrix Corp., which provided project/commercial management software for mining and power companies, from 1999 to 2001. Mr. Clausen has 22 years experience in executive, operational, business development, project and engineering management in the mining industry. He has held senior positions with Stillwater Mining Company, Placer Dome Inc., Falconbridge, Fording Coal Limited and Cleveland Cliffs Inc. Mr. Clausen holds a mining engineering degree from Queen’s University.
James M. Roller, Chief Financial Officer
Mr. Roller graduated from the University of Notre Dame with a BBA in Accounting and Finance. He is a CPA, having spent 12 years with Arthur Andersen, 8 years of which he concentrated on the mining industry in South Africa. Mr. Roller has also served as a project manager for the Financial Accounting Standards Board (FASB). For the past 15 years he has held senior finance and operating positions for a variety of public and private international companies, in the high-tech and manufacturing industries.
Robert W. Jackson, Executive Vice President for Corporate Development
Mr. Jackson is Executive Vice President for Corporate Development of Jaguar. Mr. Jackson is a mining engineer with more than 17 years experience in mining and mining financing businesses. Most recently, Mr. Jackson was an independent business consultant focusing on the mining finance sector. Prior to that, he was an equity research analyst at Yorkton Securities, Inc. His previous roles include President of Metal Royalties Corporation, a subsidiary of Toronto-based McCarvill Corporation and Senior Vice President of Midland Walwyn Capital Inc.’s mining financing team. Mr. Jackson has provided consulting services to Jaguar. Mr. Jackson served on the board of directors of Jaguar until May 12, 2005 and on the board of directors of Brazilian until June 29, 2005. Mr. Jackson also serves on the board of directors of Axmin Inc. and United Reef Limited.
Jeffrey C. Kirchhoff, Treasurer
Mr. Kirchhoff majored in economics at Dartmouth College, Hanover, New Hampshire and finance and accounting at the University of Wisconsin, Graduate School of Business, Madison, Wisconsin. In addition to his position at Jaguar, Mr. Kirchhoff currently serves as a Director and Chief Financial Officer and Treasurer of Brazilian, positions he has held since 1992 and 1994, respectively. Mr. Kirchhoff was also Chief Financial Officer of Jaguar from March 1, 2002 to March 1, 2005. Previously, Mr. Kirchhoff spent fifteen years in securities, insurance and venture capital. He also served on several boards of directors with private corporations in Wisconsin.
Robert J. Lloyd, Secretary
Mr. Lloyd received a Bachelor of Science degree from the University of New Hampshire in 1970, served as an officer in the United States Army from 1970 to 1974, received his Juris Doctor in 1977 and LLM (Taxation) from Boston University in 1980. Mr. Lloyd practiced law with the New Hampshire firm of Cleveland, Waters & Bass, P.A. as an attorney (1977), partner (1981) and managing partner (1991-1995). Mr. Lloyd was an adjunct professor of corporate taxation at Franklin Pierce Law Center (1980-1985). Mr. Lloyd’s representation of clients primarily involves providing advice to active boards of directors regarding how to properly perform their duties and corporate business and taxation planning. Mr. Lloyd has been a partner with the firm of Hinckley, Allen & Snyder LLP since February 2002. Hinckley, Allen & Snyder LLP has offices in Boston, Massachusetts, Providence, Rhode Island and Concord, New Hampshire. Mr. Lloyd serves as the corporate secretary for Brazilian (since 1990) and for Jaguar.
Corporate Cease Trade Orders or Bankruptcies
Except as stated below, no director or executive officer of Jaguar, or shareholder holding a sufficient number of securities of Jaguar to affect materially the control of Jaguar, is, as at the date of this Annual Information Form, or has been within ten (10) years before the date of this Annual Information Form, a director or executive officer of any

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company that, while that person was acting in that capacity:
(i)	was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than thirty (30) consecutive days except as set forth in the second and third to last paragraphs of this section;

(ii)	was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than thirty (30) consecutive days; or

(iii)	within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.
Further, except as noted below, no director, executive officer, promoter or other member of management of Jaguar has within the ten years before the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the Nominee. Mr. Roller filed for voluntary bankruptcy under Chapter 7 of the U.S. Bankruptcy Code and was discharged of his debts on October 22, 1996.
Messrs. Titcomb, Kirchhoff, and Dow are directors of Brazilian and Messrs. Jackson and Griffiths were directors of Brazilian until June 30, 2004 and June 29, 2005, respectively. Mr. Titcomb is President and Chief Executive Officer and Mr. Kirchhoff is Chief Financial Officer and Treasurer or Brazilian. The Ontario Securities Commission issued a cease trade order against Brazilian on December 6, 2005 because of its failure to file interim financial statements and management discussion and analysis for the quarter ended September 30, 2005. Brazilian filed such financial statements and management discussion and analysis on January 5, 2006, and the Ontario Securities Commission lifted the cease trade order on January 17, 2006. A temporary cease trading order was also issued by the Ontario Securities Commission against the management and insiders of Brazilian on June 10, 2001. This order was rescinded on July 30, 2001. The TSX Venture Exchange suspended trading in Brazilian as a result of a cease trade order issued by the British Columbia Securities Commission on June 30, 2003 due to the late filing of financial statements. The financial statements were subsequently filed with the appropriate regulatory authorities. Such cease trade order was lifted by the British Columbia Securities Commission on July 8, 2003, and by the Ontario Securities Commission on July 29, 2003.
Mr. Griffiths was formerly a director of Consumers Packaging Inc. while it operated under the protection of the Companies’ Creditors Arrangement Act (Canada) (“CCAA”). During the protection period, cease trade orders were issued against management and insiders due to the failure to file financial statements. Mr. Griffiths was also a director of Confederation Life Insurance Company at the time it was placed into liquidation in 1994 and Consumers Packaging Inc. at the time it was placed in liquidation under the protection of the CCAA in 2001. Mr. Griffiths was a director of Slater Steel Inc., which operated under the protection of the CCAA in an orderly wind-down and orderly realization in 2004. PriceWaterhouseCoopers has been appointed receiver without security of all of its property, assets and undertakings in 2004.
Mr. Roller was formerly Vice President of Finance for Century Electronics Manufacturing Inc. (“Century”), a private U.S. company, which filed for bankruptcy under Chapter 11 of the U.S. Bankruptcy Code during January 2001. Mr. Roller had no stock or any other interest in the company. After Century operated in Chapter 11 for a period of time, the Bankruptcy Court approved the sale of Century to another company.
Conflicts of Interest
Certain directors and officers of Jaguar and its subsidiary are associated with other reporting issuers or other corporations, and such relationships may give rise to conflicts of interest. Specifically, Daniel R. Titcomb and William E. Dow are directors of both Jaguar and Brazilian; Robert W. Jackson was a director of Jaguar until May

41

12, 2005 and of Brazilian until June 29, 2005; Mr. Titcomb is President of both Jaguar and Brazilian, Mr. Kirchhoff is a director, Chief Financial Officer and Treasurer of Brazilian and Treasurer of Jaguar, and Robert J. Lloyd is Secretary of both Jaguar and Brazilian. As of March 28, 2006, Brazilian holds 10.7 percent of the currently outstanding common shares of Jaguar. Juvenil T. Felix is Chief Operating Officer and director of IMS. IMS holds 9.9 percent of the currently outstanding common shares of Jaguar. Further, Jaguar is a party to management agreements with each of Brazilian and IMS, pursuant to which Brazilian and IMS receive certain monthly fees, and Jaguar is the lender of secured and unsecured loans to Brazilian.
In accordance with the Business Corporations Act (Ontario), a director who has a material interest in or is a party to a material contract or a proposed material contract with Jaguar is required, subject to certain exceptions, to disclose that interest and generally abstain from voting on any resolution to approve the contract. In addition, directors are required to act honestly and in good faith with a view to the best interests of Jaguar. Certain of the directors of Jaguar have either other employment or other business or time restrictions placed on them and these directors of Jaguar are therefore not likely to be able to devote all of their time to the affairs of Jaguar.
Audit Committee
As of March 28, 2006, the members of the Audit Committee are Messrs. Burns, German and Griffiths. Mr. Burns is the Chair of the Committee. Messrs. Burns, German and Griffiths are independent within the meaning of National Instrument 52-110. All three members are financially literate within the meaning of National Instrument 52-110.
Mr. Burns is an independent consultant specializing in strategic planning, corporate governance and professional risk management assignments. He recently retired as senior partner of Deloitte Touche Tohmatsu with more than forty years of international auditing and management experience. He received an MBA from The Richard Ivey School of Business Administration of The University of Western Ontario and is a Chartered Accountant and Certified Management Consultant.
Mr. German is President of Falcon Strategy and Management Co. Most recently he was Managing Director of Kingsdale Capital Partners, Inc. Previous positions include Senior Vice President of the Noranda Group. Mr. German is a director and chairman of Nevsun Resources Limited and Covalon Technologies Inc. and director of Cornerstone Capital Resources, Inc. and Magnesium Alloy Corporation.
Mr. Griffiths is an independent consultant for various companies and has served as a director of a number of listed issuers. Mr. Griffiths received an MBA from Harvard Graduate School of Business Administration. See “Directors and Officers”.
The Charter of the Audit Committee is set forth in Appendix A to this Annual Information Statement.
Audit Fees
During the fiscal years ended December 31, 2004 and December 31, 2005 KPMG LLP, Chartered Accountants, charged the Corporation a total of Cdn.$97,325 and Cdn.$195,135, respectively, for audit services.
Audit-Related Fees
During the fiscal years ended December 31, 2004 and December 31, 2005 KPMG LLP charged Cdn.$172,777 and Cdn.$66,081, respectively for assurance and related services that are reasonably related to the performance of the auditor review of Jaguar’s financial statements but are not reported above in “Audit Fees”. Such services related to professional services in connection with a prospectus and financial statement reviews.
Tax Fees
In each of the fiscal years ended December 31, 2004 and 2005 KPMG LLP billed Cdn.$8,744 and Cdn.$7,941, respectively for tax compliance, tax advice and tax planning services.

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All Other Fees
In each of the fiscal years ended December 31, 2004 and December 31, 2005 KPMG LLP billed Jaguar no amounts for services other than those reported under “Audit Fees”, “Audit-Related Fees”, and “Tax Fees”.
PROMOTERS
Brazilian and IMS may be considered to be ‘promoters’ of Jaguar by reason of their initiatives in pursuing the incorporation of Jaguar and the subsequent amalgamation of Jaguar with Rainbow Gold Ltd., and providing the direction for the ongoing business and affairs of Jaguar prior to its amalgamation with Rainbow Gold Ltd.
Brazilian Resources, Inc. directly owns 4,820,709 common shares of Jaguar, representing 10.7 percent of the outstanding common shares of Jaguar as of March 28, 2006. Brazilian was a party to a management and operations agreement between itself and Jaguar pursuant to which Brazilian received a monthly management fee of US$20,000 in return for providing various office services including rental of Jaguar’s corporate offices, which management and operations agreement was terminated as of March 31, 2005 because Jaguar now has adequate staff in its administrative offices to take over the duties previously handled by Brazilian. Brazilian contributed all outstanding shares of MSOL to Jaguar in exchange for 5,500,000 shares of Jaguar when Jaguar was formed as a joint venture with IMS on March 1, 2002.
IMS directly owns 4,500,000 common shares of Jaguar, representing 9.9 percent of the outstanding common shares of Jaguar as of March 28, 2006. IMS is a party to a management and operations agreement between IMS and Jaguar pursuant to which IMS receives a monthly management fee in return for providing various services relating to exploration and mining in Brazil. IMS contributed the Caeté Plant and the rights to acquire the Rio de Peixe Property in exchange for 4,500,000 shares of Jaguar when Jaguar was formed as a joint venture with IMS on March 1, 2002.
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
To the knowledge of the management of Jaguar, none of the directors, executive officers or principal shareholders of Jaguar and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction within the past three years or in any proposed transaction that has materially affected or will materially affect Jaguar or any of its subsidiaries, except for (i) the transactions referred to under “Corporate Structure”, pursuant to which Brazilian received 5,500,000 Common Shares of Jaguar in exchange for all of the issued and outstanding shares of MSOL and IMS received 4,500,000 common shares of Jaguar in exchange for the Caeté Plant and the rights to acquire the Rio de Peixe Property; (ii) two management agreements pursuant to which (A) Brazilian received US$20,000 per month in management fees from Jaguar (which agreement terminated on March 31, 2005) and (B) Jaguar incurred fees of US$954,000 to IMS in fees for management services rendered to MSOL; (iii) Jaguar incurred occupancy fees to Brazilian of US$110,000 in 2005; (iv) two loan agreements between Jaguar and Brazilian pursuant to which (A) Jaguar loaned to Brazilian the amounts of US$800,000, which bears interest at the rate of five percent, remains outstanding and becomes due on June 30, 2006, and US$268,433, which was repaid with interest totaling US$293,070 in the third quarter of 2005, and (B) Jaguar made non-interest bearing advances amounting to US$251,370, which advances were repaid in full during the third quarter of 2005; (v) a loan agreement between MSOL and Prometálica pursuant to which Prometálica, a company in which Brazilian and IMS are significant shareholders, had borrowed an aggregate of US$5,488,000 from MSOL, US$327,000 of the remaining balance was paid with a transfer of equipment to MSOL (based on an appraisal prepared by an independent engineering firm) as of March 15, 2006 and the remaining balance of accrued interest converted to a net smelting royalty of 1.5 percent on Prometálica’s Monte Cristo zinc project, which may be repurchased by Prometálica with a payment equal to US$1,627,000 (the remaining accrued interest) on or before December 31, 2006; and (vi) a loan by Jaguar to a trust which is controlled by an officer and director of Jaguar in the amount of US$130,000, bearing interest at the U.S. prime rate plus 1 percent, which was paid in full in 2005.
TRANSFER AGENTS AND REGISTRAR
The transfer agent and registrar for Jaguar’s common shares is Computershare Investor Services Inc., Toronto, Ontario.

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MATERIAL CONTRACTS
Other than contracts entered into the ordinary course of business, the only material contracts that Jaguar has entered are as follows:
2005 Turmalina Financing Facility
See “GENERAL DEVELOPMENT OF THE BUSINESS” for a description of the financing facility.
2006 Underwriting Agreement
On March 27, 2006 Jaguar completed a public offering in Canada and private placement offering in the United States of 10,100,000 shares of common stock at a price of Cdn.$5.25 pursuant to an Underwriting Agreement dated March 9, 2006 among Jaguar and Blackmont Capital Inc., BMO Nesbitt Burns Inc., RBC Dominion Securities Inc., TD Securities Inc. and Paradigm Capital Inc. as underwriters. The underwriters received a cash commission equal to 5.5 percent of the gross proceeds of the offering, underwriter options to purchase up to 1,335,000 Common Shares at a price of Cdn.$5.25, which they exercised at the closing on March 27, 2006, and compensation options to purchase up to 345,050 Common Shares at a price of Cdn.$5.25 with an expiry date of March 27, 2008.
INTERESTS OF EXPERTS
Certain disclosure with respect to Jaguar’s properties contained herein or in documents incorporated herein by reference is derived from reports prepared by TechnoMine and RPA. Neither TechnoMine nor its principal, Ivan C. Machado, owns, directly or indirectly, any securities of Jaguar or has any direct or indirect interest in any property of Jaguar or of any associate or affiliate of Jaguar. Neither RPA nor its principal, Graham G. Clow, owns, directly or indirectly, any securities of Jaguar or has any direct or indirect interest in any property of Jaguar or any associate or affiliate of Jaguar.
ADDITIONAL INFORMATION
Additional information relating to Jaguar may be found on SEDAR at http://www.sedar.com.
Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of Jaguar’s securities, and securities authorized for issuance under equity compensation plans is contained in Jaguar’s information circular for its most recent annual meeting of shareholders. Additional financial information is provided in Jaguar’s audited consolidated financial statements and management’s discussion and analysis for its financial year ended December 31, 2005.

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APPENDIX A
Charter of the Audit Committee of the Board of Directors
I.	PURPOSE
The Audit Committee (the “Committee”) is appointed by the Board of Directors (the Board) of Jaguar Mining Inc. (the “Company”) to assist the Board in fulfilling its oversight responsibilities relating to financial accounting and reporting process and internal controls for the Company. The Committee’s primary duties and responsibilities are to serve as an independent and objective party and to:
•	conduct such reviews and discussions with management and the independent auditors relating to the audit and financial reporting as are deemed appropriate by the Committee;

•	assess the integrity of internal controls and financial reporting procedures of the Company and ensure implementation of such controls and procedures;

•	review the quarterly and annual financial statements and management’s discussion and analysis of the Company’s financial position and operating results and report thereon to the Board for approval of same;

•	select and monitor the independence and performance of the Company’s outside auditors (the “Independent Auditors”), including attending at private meetings with the Independent Auditors and reviewing and approving all renewals or dismissals of the Independent Auditors and their remuneration;

•	monitor the quality and integrity of the Company’s financial statements and other financial information; and

•	provide oversight to related party transactions entered into by the Company.
II.	GENERAL AUTHORITY
The Committee has the authority to conduct any investigation appropriate to its responsibilities, and it may request the Independent Auditors as well as any officer of the Company, or outside counsel for the Company, to attend a meeting of the Committee or to meet with any members of, or advisors to, the Committee.
The Committee shall have unrestricted access to the books and records of the Company and has the authority to communicate directly with internal and Independent Auditors.
The Committee shall have the authority to engage independent counsel and other advisors and experts as it determines necessary to carry out its duties and to set and pay the compensation for any advisors employed by the Committee. The Committee may fulfill additional duties and adopt additional policies and procedures as may be appropriate in light of changing business, legislative, regulatory or other conditions.
The Committee shall review and assess the adequacy of this Charter annually and submit any proposed revisions to the Board for approval.
In fulfilling its responsibilities, the Committee will carry out the specific duties set out in Part III of this Charter.
III.	COMPOSITION AND MEETINGS

1.	The Committee and its membership shall meet all applicable legal and listing requirements, including, without limitation, those of the Toronto Stock Exchange (“TSX”), the Business Corporations Act (Ontario) and all applicable securities regulatory authorities, including the Canadian Securities Administrators (the “CSA”). Each member of the Committee shall be financially literate.

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2.	The Committee shall be composed of three or more directors as shall be designated by the Board from time to time. The members of the Committee shall appoint from among themselves a member who shall serve as Chair.

3.	Each member of the Committee shall be “independent” (as defined under the Multilateral Instrument 52-110 of the CSA). Each member of the Committee shall be financially literate (as defined in Multilateral Instrument 52-110).

4.	The Committee shall meet at least once quarterly, at the discretion of the Chair or a majority of its members, as circumstances dictate or as may be required by applicable legal or listing requirements. A minimum of two and at least 50% of the members of the Committee present either in person or by telephone shall constitute a quorum.

5.	If within one hour of the time appointed for a meeting of the Committee, a quorum is not present, the meeting shall stand adjourned to the same hour on the second business day following the date of such meeting at the same place. If at the adjourned meeting a quorum as hereinbefore specified is not present within one hour of the time appointed for such adjourned meeting, such meeting shall stand adjourned to the same hour on the second business day following the date of such meeting at the same place. If at the second adjourned meeting a quorum as hereinbefore specified is not present, the quorum for the adjourned meeting shall consist of the members then present.

6.	If and whenever a vacancy shall exist, the remaining members of the Committee may exercise all of its powers and responsibilities so long as a quorum remains in office.

7.	The time and place at which meetings of the Committee shall be held, and procedures at such meetings, shall be determined from time to time by, the Committee. A meeting of the Committee may be called by letter, telephone, facsimile, email or other communication equipment, by giving at least 48 hours notice, provided that no notice of a meeting shall be necessary if all of the members are present either in person or by means of conference telephone or if those absent have waived notice or otherwise signified their consent to the holding of such meeting.

8.	Any member of the Committee may participate in the meeting of the Committee by means of conference telephone or other communication equipment, and the member participating in a meeting pursuant to this paragraph shall be deemed, for purposes hereof, to be present in person at the meeting.

9.	The Committee shall keep minutes of its meetings which shall be submitted to the Board. The Committee may, from time to time, appoint any person who need not be a member, to act as a secretary at any meeting.

10.	The Committee may invite such officers, directors and employees of the Company and its subsidiaries as it may see fit, from time to time, to attend at meetings of the Committee.

11.	The Board may at any time amend or rescind any of the provisions hereof, or cancel them entirely, with or without substitution.

12.	Any matters to be determined by the Committee shall be decided by a majority of votes cast at a meeting of the Committee called for such purpose. Actions of the Committee may be taken by an instrument or instruments in writing signed by all of the members of the Committee, and such actions shall be effective as though they had been decided by a majority of votes cast at a meeting of the Committee called for such purpose. All decisions or recommendations of the Audit Committee shall require the approval of the Board prior to implementation.

IV.	RESPONSIBILITIES

A.	Financial Accounting and Reporting Process and Internal Controls

1.	The Committee shall review the Company’s annual audited financial statements to satisfy itself that they

46

are presented in accordance with generally accepted accounting principles (“GAAP”) and report thereon to the Board and recommend to the Board whether or not same should be approved prior to their being filed with the appropriate regulatory authorities. The Committee shall also review the Company’s interim financial statements and report thereon to the Board and recommend to the Board whether or not same should be approved prior to their being filed with the appropriate regulatory authorities. With respect to the annual audited financial statements, the Committee shall discuss significant issues regarding accounting principles, practices, and judgments of management with management and the Independent Auditors as and when the Committee deems it appropriate to do so. The Committee shall satisfy itself that the information contained in the annual audited and interim financial statements is not significantly erroneous, misleading or incomplete and that in respect of the annual audited financial statements the audit function has been effectively carried out.

2.	The Committee shall review management’s internal control report and the evaluation of such report by the Independent Auditors, together with management’s response.

3.	The Committee shall review management’s discussion and analysis relating to annual and interim financial statements and any other public disclosure documents that are required to be reviewed by the Committee under any applicable laws prior to their being filed with the appropriate regulatory authorities including, without limitation, any press releases announcing annual or interim earnings.

4.	The Committee shall meet no less frequently than annually with the Independent Auditors and the Chief Financial Officer or, in the absence of a Chief Financial Officer, with the officer of the Company in charge of financial matters, to review accounting practices, internal controls and such other matters as the Committee, Chief Financial Officer or, in the absence of a Chief Financial Officer, with the officer of the Company in charge of financial matters, deems appropriate.

5.	The Committee shall inquire of management and the Independent Auditors about significant risks or exposures, both internal and external, to which the Company may be subject, and assess the steps management has taken to minimize such risks.

6.	The Committee shall review the post-audit or management letter containing the recommendations of the Independent Auditors and management’s response and subsequent follow-up to any identified weaknesses.

7.	The Committee shall establish procedures for the receipt, retention and treatment of complaints, including confidential or anonymous employee complaints, with respect to accounting, internal accounting controls and auditing matters.

8.	The Committee shall provide oversight to related party transactions entered into by the Company.

9.	The Committee shall satisfy itself that adequate procedures are in place for the review of the Company’s public disclosure of financial information derived or extracted from the Company’s financial statements and periodically assess the adequacy of those procedures.

B.	Independent Auditors

1.	The Committee shall be directly responsible for the selection, appointment, compensation and oversight of the Independent Auditors and the Independent Auditors shall report directly to the Committee.

2.	The Committee shall pre-approve all audit and non-audit services not prohibited by law to be provided by the Independent Auditors to the Company or its subsidiaries.

3.	The Committee shall monitor and assess the relationship between management and the Independent Auditors and monitor, confirm, support and assure the independence and objectivity of the Independent Auditors. The Committee shall establish procedures to receive and respond to complaints with respect to accounting, internal accounting controls and auditing matters.

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4.	The Committee shall review the Independent Auditor’s audit plan, including scope, procedures and timing of the audit.

5.	The Committee shall review the results of the annual audit with the Independent Auditors, including matters related to the conduct of the audit.

6.	The Committee shall obtain timely reports from the Independent Auditors describing critical accounting policies and practices, alternative treatments of information within GAAP that were discussed with management, their ramifications, and the Independent Auditors’ preferred treatment and material written communications between the Company and the Independent Auditors.

7.	The Committee shall review fees paid by the Company to the Independent Auditors and other professionals in respect of audit and non-audit services on an annual basis.

C.	Other Responsibilities
The Committee shall perform any other activities consistent with this Charter and governing law, as the Committee or the Board deems necessary or appropriate.

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Document No. 3
JAGUAR MINING INC.
Consolidated Financial Statements
December 31, 2006 and 2005

AUDITORS’ REPORT TO THE SHAREHOLDERS
We have audited the consolidated balance sheets of Jaguar Mining Inc. as at December 31, 2006 and 2005 and the consolidated statements of operations and deficit and cash flows for each of the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.
Chartered Accountants
Toronto, Canada
March 22, 2007
MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING
The accompanying consolidated financial statements of Jaguar Mining Inc. and all the information contained in this annual report are the responsibility of management and have been approved by the Board of Directors. These financial statements and all other information have been prepared by management in accordance with accounting principles generally accepted in Canada. Some amounts included in the financial statements are based on management’s best estimates and have been derived with careful judgment. In fulfilling its responsibilities, management has developed and maintains a system of internal controls. These controls ensure that transactions are authorized, assets are safeguarded from loss or unauthorized use, and financial records are reliable for the purpose of preparing financial statements. The Board of Directors carries out its responsibilities for the financial statements through the Audit Committee. The Audit Committee periodically reviews and discusses financial reporting matters with the Company’s auditors, KPMG LLP, as well as with management. These financial statements have been audited by KPMG LLP, Chartered Accountants, on behalf of the shareholders.

Daniel R. Titcomb	James M. Roller
President and CEO	Chief Financial Officer

March 22, 2007

1

JAGUAR MINING INC.
Consolidated Balance Sheets
(Expressed in thousands of U.S. dollars)
December 31, 2006 and 2005

	December 31,	December 31,
	2006	2005

Assets
Current assets:
Cash and cash equivalents	$14,759	$9,533
Accounts receivable	1,742	581
Inventory (Note 4)	5,297	1,573
Prepaid expenses and sundry assets (Note 6)	4,812	2,347

	26,610	14,034

Prepaid expenses and sundry assets (Note 6)	9,657	4,668
Unrealized foreign exchange gains (Note 16(b)(ii))	709	—
Loan receivable (Note 3)	—	1,631
Net smelter royalty (Note 5)	1,535	—
Restricted cash (Note 17)	6,027	—
Plant and equipment (Note 7)	37,496	12,663
Mineral exploration projects and mining properties (Note 8)	42,096	18,239

	$124,130	$51,235

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$6,625	$4,765
Current portion of notes payable (Note 10)	5,274	1,439
Asset retirement obligations (Note 9)	289	137
Forward sales derivative liability (Note 16(b)(i))	3,388	—

	15,576	6,341

Forward sales derivative liability (Note 16(b)(i))	6,828	3,393
Notes payable (Note 10)	10,550	799
Future income taxes (Note 11)	421	629
Asset retirement obligations (Note 9)	1,380	74

Total liabilities	34,755	11,236

Shareholders’ equity
Common shares (Note 12(a))	106,834	48,013
Warrants (Note 12(b))	4,072	6,554
Stock options (Note 12(c))	8,745	4,026
Contributed surplus (Note 12(d))	1,149	117
Deficit	(31,425)	(18,711)

	89,375	39,999

Commitments (Notes 8,16 and 18)

Subsequent events (Notes 5 and 20)	$124,130	$51,235

See accompanying notes to consolidated financial statements.
On behalf of the Board:
Gary E. German      Director
Daniel R. Titcomb       Director

2

JAGUAR MINING INC.
Consolidated Statements of Operations and Deficit
(Expressed in thousands of U.S. dollars, except per share amounts)

	Year Ended	Year Ended
	December 31,	December 31,
	2006	2005

Gold sales	$21,179	$8,510
Production costs	(13,195)	(6,932)
Other cost of goods sold	(447)	—
Write down of inventory (Note 19)	—	(4,521)
Depletion and amortization	(2,376)	(1,773)

Gross profit (loss)	5,161	(4,716)

Operating expenses:
Exploration	183	85
Stock-based compensation (Note 12(c))	5,990	1,791
Administration	7,375	4,474
Management fees (Note 14(a))	739	1,014
Accretion expense	27	7
Other	486	356

Total operating expenses	14,800	7,727

Loss before the following	(9,639)	(12,443)

Unrealized loss on forward sales derivatives (Note 16(b)(i))	6,823	3,393
Realized loss on forward sales derivatives (Note 16(b)(i))	—	150
Unrealized gain on forward foreign exchange derivatives (Note 16(b)(ii))	(709)	—
Realized loss (gain) on forward foreign exchange derivatives (Note 16(b)(ii))	(846)	—
Foreign exchange gain	(1,871)	(1,093)
Amortization of deferred financing expense	698	—
Interest expense	270	184
Interest income	(1,582)	(1,631)

Total other expenses	2,783	1,003

Loss before income taxes	(12,422)	(13,446)

Income taxes (Note 11)
Current income taxes	591	185
Future income taxes (recovered)	(267)	(793)

Total income taxes (recovered)	324	(608)

Net loss for the year	(12,746)	(12,838)

Deficit, beginning of year	(18,711)	(5,913)

Shares acquired for cancellation (Note 12(a)(iii))	(2)	—
Interest income — share purchase loans (Note 12(a)(i))	34	40

Deficit, end of year	$(31,425)	$(18,711)

Basic and diluted net loss per share (Note 13)	$(0.30)	$(0.41)

Weighted average common shares outstanding (Note 13)	43,114,563	31,266,914

3

JAGUAR MINING INC.
Consolidated Statements of Cash Flows
(Expressed in thousands of U.S. dollars)

	Year Ended	Year Ended
	December 31,	December 31,
	2006	2005

Cash provided by (used in):
Operating activities:
Net income (loss) for the year	$(12,746)	$(12,838)
Items not involving cash:
Unrealized foreign exchange (gain) loss	(70)	172
Stock-based compensation	5,990	1,791
Amortization of deferred financing costs	698	—
Accretion expense	27	7
Future income taxes recovered	(267)	(793)
Depletion and amortization	2,376	1,773
Interest on loans receivable	(102)	(1,051)
Write down of inventory	—	4,521
Unrealized loss on forward sales derivatives	6,823	3,393
Unrealized gain on foreign exchange contracts	(709)	—

Change in non-cash operating working capital
Accounts receivable	(1,161)	(581)
Inventory	(2,193)	(2,605)
Prepaid expenses and sundry assets	(8,118)	(4,046)
Accounts payable and accrued liabilities	1,860	2,551
Asset retirement obligations	(105)	—

	(7,697)	(7,706)

Financing activities:
Repayment of loans receivable	—	649
Issuance of common shares, special warrants and warrants, net	56,102	5,125
Shares purchased for cancellation	(4)	—
Increase in restricted cash	(6,027)	—
Repayment of debt	(2,028)	(1,406)
Increase in debt	14,965	—

	63,008	4,368

Investing activities
Mineral exploration projects and mining properties	(24,663)	(9,947)
Advances to Prometálica	—	(1,622)
Repayment from Prometálica	—	4,509
Purchase of plant and equipment	(25,422)	(9,560)

	(50,085)	(16,620)

Increase (decrease) in cash and cash equivalents	5,226	(19,958)
Cash and cash equivalents, beginning of year	9,533	29,491

Cash and cash equivalents, end of year	$14,759	$9,533

Supplemental cash flow information (Note 15)
See accompanying notes to consolidated financial statements.

4

JAGUAR MINING INC.
Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)
Years ended December 31, 2006 and 2005
1.	Nature of Business:
The activities of Jaguar Mining Inc.(the “Company”) are directed towards developing and operating mineral projects in Brazil.
2.	Significant Accounting Policies:
(a)	Consolidation:

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries; Mineração Serras do Oeste Ltda. (“MSOL”) and Mineração Turmalina Ltda. (“MTL”). All significant intercompany accounts and transactions have been eliminated on consolidation.

(b)	Cash and cash equivalents:

The Company considers deposits in banks, certificates of deposit and short-term investments with remaining maturities of three months or less at the time of acquisition to be cash and cash equivalents.

(c)	Inventory:

Gold in process and ore in stockpiles are stated at the lower of average production cost or net realizable value. Production costs include direct labour, benefits, direct material and other direct product costs including depletion and amortization. Raw materials are stated at the lower of cost, on a first-in first-out basis, or replacement cost.

The nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time. The ultimate recovery of gold from a leach pad will not be known until the leaching process is concluded.

(d)	Deferred financing fees:

Deferred financing fees are amortized to the statement of operations over the period of the related debt.

(e)	Plant and equipment:

The Company’s plant and equipment are recorded at cost and are amortized over the useful life of the asset as follows:

Processing plants	- 10 years, straight line
Vehicles	- 5 years, straight line
Equipment	- 5-10 years, straight line
The carrying value of all categories of plant and equipment are reviewed for impairment whenever events or circumstances indicate the recoverable value may be less than the carrying amount. The net recoverable amount is based on estimates of undiscounted future net cash flows expected to be recovered from specific assets or groups of assets through use or future disposition.

Impairment charges are recorded in the reporting period in which determination of impairment is made by management.

5

JAGUAR MINING INC.
Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)
Years ended December 31, 2006 and 2005
2.	Significant Accounting Policies (continued):
(f)	Mineral exploration projects and mining properties:

The Company considers its exploration costs to have the characteristics of property, plant and equipment. As such, the Company defers all exploration costs, including acquisition costs, field exploration and field supervisory costs relating to specific properties until those properties are brought into production, at which time, they will be amortized on a unit-of-production basis based on their estimated economic life or until the properties are abandoned, sold, or considered to be impaired in value, at which time, an appropriate charge will be made.

The recoverability of the amounts shown for mining interests is dependent on the existence of economically recoverable reserves, the ability to obtain financing to complete the development of such reserves and meet its obligations under various agreements, and the success of future operations or dispositions.

(g)	Income taxes:

The Company accounts for income taxes under the asset and liability method. Under this method of tax allocation, future income and mining tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax bases (temporary differences). Future income tax assets and liabilities are measured using the rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period in which the change is substantively enacted. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

The tax basis of the Company’s Brazilian assets converted at period-end exchange rates results in temporary differences. A future income tax asset or liability has not been recognized for this amount, as it has arisen due to movements in exchange rates not recognized for accounting purposes.

(h)	Reclamation costs:

The Company recognizes the liability arising from legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal operation of a long-lived asset. The fair value of a liability for an asset retirement obligation is recorded in the period in which it is incurred. When the liability is initially recorded, the cost is capitalized by increasing the carrying amount of the related long-lived asset. The Company amortizes the amount added to the asset using the depreciation method established for the related asset. The depreciation expense is included in the statement of operations and accounted for in accumulated depletion and amortization. An accretion expense in relation with the discounted liability over the remaining life of the mining properties is accounted for in the statement of operations and added to the asset retirement obligation. The liability is adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. Upon settlement of the liability, a gain or loss is recorded.

(i)	Foreign currency translation:

The U.S. dollar is considered to be the functional currency of the Company and of its subsidiaries. Monetary assets and liabilities of the Company’s Brazilian operations, including future income taxes, are translated into U.S. dollars at the rate of exchange in effect at the balance sheet date, and non-monetary assets and liabilities are translated at the historical rate of exchange. Transactions in foreign currencies are translated at the actual rates of exchange. Foreign currency gains and losses are recognized in income.

6

JAGUAR MINING INC.
Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)
Years ended December 31, 2006 and 2005
2.	Significant Accounting Policies (continued):
(j)	Revenue recognition:

The Company produces gold ore, which is further refined by a third party and sold to international banks. Revenue is recognized when the gold ore is sold to the third party, which occurs when title is transferred.

(k)	Stock-based compensation:

The Company has a stock-based compensation plan, which is described in Note 12(c). The Company accounts for all stock-based payments using the fair value based method. Under the fair value based method, compensation cost attributable to options granted is measured at fair value at the grant date and amortized on a straight line basis over the vesting period. No compensation cost is recognized for options that employees forfeit if they fail to satisfy the service requirement for vesting.

(l)	Net loss per share:

Basic loss per share is computed by dividing loss available to common shareholders by the weighted average number of common shares outstanding during the period. The treasury stock method is used to calculate diluted income per share. Diluted income per share is similar to basic income per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding assuming that options and warrants with an average market price for the period greater than their exercise price are exercised and the proceeds are used to repurchase common shares.

(m)	Use of estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, particularly mineral properties, inventories and disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenue and expenses during the periods. Actual results could differ from those estimates.

(n)	Derivative financial instruments:

The Company uses certain derivative financial instruments, principally forward sales contracts, to manage commodity price exposure on gold sales. Derivative financial instruments are used for risk management purposes and not for generating trading profits. Derivative financial instruments are not accounted for as hedges. The unrealized gains and losses are recognized in the operating income of the Company and are a result of the difference between the forward spot price of the gold and the forward sales contract price. The forward spot prices are determined using the London PM fix spot price plus a contango percentage factor as of the balance sheet date.

(o)	Stripping Costs:

Costs associated with the removal of overburden and other mine waste materials that are incurred in the production phase of mining operations are included in the cost of the inventory produced in the period in which they are incurred, except when the charges represent a betterment to the mineral property. Charges represent a betterment to the mineral property when the stripping activity provides access to reserves that will be produced in future periods that would not have been accessible without the stripping activity. When charges are deferred in relation to a betterment, the charges are amortized over the reserve accessed by the stripping activity using the unit-of-production method.

7

JAGUAR MINING INC.
Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)
Years ended December 31, 2006 and 2005
3.	Loan Receivable:

	2006	2005

Due from Prometálica Mineração Ltda. (“Prometálica”)	$—	$1,631

During the first quarter of 2006, the board of directors agreed that a portion of the loan receivable would be converted to a Net Smelter Royalty (Note 5). As part of the agreement, the Company agreed to place a moratorium on interest accruing on the loan during the 4th quarter of 2005. Commencing on January 1, 2006, the interest rate on the loan was adjusted to the monthly CDI rate in Brazil. Also, as part of the agreement, the Company accepted a transfer of certain mining equipment from Prometálica as partial payment on the loan. The mining equipment transferred was appraised by an independent engineering firm and was valued at $327,000. Prometálica is owned 49% by Brazilian Resources, Inc. (“BZI”) and 50% by IMS Empreendimentos Ltda. (“IMS”), entities who are corporate shareholders of Jaguar.

4.	Inventory:

Inventory is comprised of the following:

	2006	2005

Raw materials	$793	$47
Ore stockpiles	977	549
Gold in process	3,527	977

	$5,297	$1,573

5. Net Smelter Royalty:

	2006	2005

Net Smelter Royalty	$1,535	$—

On March 20, 2006, the Company entered into an agreement with Prometálica whereby it exchanged the loan receivable from Prometálica (Note 3) for a 1.5% Net Smelter Royalty (“NSR”) on its Monte Cristo project for a term of 4.5 years, which is the expected life of the project. This agreement was executed on May 10, 2006. Prometálica had the right to buy out the NSR on or before December 31, 2006 for the amount of $1.63 million. Subsequent to the year end the right to buy out the NSR was extended to September 30, 2007. The NSR was recorded on the Company’s books at the amount of the receivable, plus accrued interest through March 20, 2006.

8

JAGUAR MINING INC.
Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)
Years ended December 31, 2006 and 2005
6. Prepaid Expenses and Sundry Assets:

	2006	2005

Balance is made up of:
Advances to suppliers	$331	$220
Recoverable taxes (a)	11,510	3,786
Deferred financing fees (b)	2,140	2,743
Sundry receivable from related party (c)	149	—
Other	339	266

	14,469	7,015

Less: Long term portion of recoverable taxes	7,517	2,611
Long term deferred financing fees	2,140	2,057

Long term portion of prepaid expenses and sundry assets	9,657	4,668

Current portion of prepaid expenses and sundry assets	$4,812	$2,347

(a)	The Company is required to pay certain taxes in Brazil, based on consumption. These taxes are recoverable from the Brazilian tax authorities through various methods. The recoverable taxes are denominated in Brazilian reais (R$).

(b)	Relates to the Turmalina loan facility (Note 10(h)). The amount is net of accumulated amortization of $698,000.

(c)	Sundry receivable from Prometálica, a related party (Note 14 (e)).
7. Plant and equipment:

	2006
		Accumulated
	Cost	Amortization	Net

Processing plant	$5,792	$(536)	$5,256
Vehicles	2,215	(460)	1,755
Equipment	15,372	(1,338)	14,034
Processing plants in progress	16,451	—	16,451

	$39,830	$(2,334)	$37,496

	2005
		Accumulated
	Cost	Amortization	Net

Processing plant	$1,732	$(356)	$1,376
Vehicles	1,240	(108)	1,132
Equipment	4,219	(284)	3,935
Processing plant in progress	6,220	—	6,220

	$13,411	$(748)	$12,663

9

JAGUAR MINING INC.
Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)
Years ended December 31, 2006 and 2005
8. Mineral Exploration Projects and Mining Properties:

	Balance		Balance		Balance
	December 31,		December 31,		December 31,
	2004	Additions	2005	Additions	2006

(a) Sabará:
Acquisition of property	$3,195	$—	$3,195	$—	$3,195
Mine development expenditures, exploration and carrying costs	2,333	985	3,318	590	3,908
Asset retirement obligations (Note 9)	127	—	127	325	452
Accumulated amortization	(1,736)	(1,698)	(3,434)	(1,805)	(5,239)

	3,919	(713)	3,206	(890)	2,316

(b) Rio De Peixe:
Acquisition of mineral rights to the property	1,266	—	1,266	—	1,266
Exploration expenditures and carrying costs	4	4	8	8	16

	1,270	4	1,274	8	1,282

(c) Santa Bárbara:
Acquisition of property	1,114	—	1,114	—	1,114
Mine development expenditures, exploration and carrying costs	380	1,957	2,337	6,132	8,469
Asset retirement obligations (Note 9)	—	—	—	247	247
Accumulated amortization	—	(95)	(95)	(484)	(579)

	1,494	1,862	3,356	5,895	9,251

(d) Catita and Paciência:
Acquisition of properties	818	—	818	—	818
Mine development expenditures, exploration and carrying costs	1,352	3,628	4,980	9,005	13,985
Accumulated amortization	—	(118)	(118)	(69)	(187)

	2,170	3,510	5,680	8,936	14,616

(e) Turmalina:
Acquisition of properties	1,350	533	1,883	—	1,883
Mine development expenditures, exploration and carrying costs	—	2,981	2,981	8,944	11,925
Asset retirement obligations (Note 9)	—	—	—	964	964
Reclassification to plant and equipment	—	(141)	(141)	—	(141)

	1,350	3,373	4,723	9,908	14,631

Total Mineral Exploration Projects and Mining Properties	$10,203	$8,036	$18,239	$23,857	$42,096

10

JAGUAR MINING INC.
Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)
Years ended December 31, 2006 and 2005
8. Mineral Exploration Projects and Mining Properties (continued):
(a)	Sabará:

The Sabará property is subject to a 1% Net Smelter Royalty (“NSR”). Production began in the Sabará Region in December 2003.

(b)	Rio de Peixe:

The total purchase price for the property was $1.3 million of which $720,000 was satisfied by the issuance of 1,800,000 common shares of the Company to a corporate shareholder and the remaining $175,000 by assuming a note payable (Note 10(a)).

(c)	Santa Barbara:

Pursuant to a property acquisition agreement dated November 19, 2003, the Company acquired the Santa Bárbara gold property from Companhia Vale do Rio Docê (“CVRD”). The purchase price was $1.1 million for the actual known measured and indicated gold resources.

Should any additional resources be determined to be measured or indicated by the Company’s exploration program on the property prior to November 2005, CVRD will be paid $7.48 per ounce of additional gold resource. The two parties are presently evaluating the results of exploration studies to determine if any additional amounts need to be paid.

(d)	Catita and Paciência:

In November 2003, the Company closed on a property acquisition agreement dated April 17, 2003 whereby the Company acquired certain mineral rights from Mineração AngloGold Ltda. (“AngloGold”) for $818,470. The Company will also pay a sliding scale NSR, from 1.5% to 4.5% of gross revenue, on gold and other precious metals produced from the properties, based on precious metal prices at the time of production. The Company is committed to spend $30,000 developing the properties during 2007, with possible adjustments for changes in the U.S. Consumer Price Index.

If the Company discovers, on a concession basis, in excess of 750,000 ounces of gold over the measured and indicated resources used in the agreement, AngloGold has the right to buy-in up to 70% of that concession for a predetermined price. If the above event were to occur, the Company would retain a 30% interest and would receive the same sliding scale NSR payment from AngloGold as the one mentioned above.

(e)	Turmalina:

In September 2004, the Company entered into an agreement whereby the Company acquired 100% of the quota shares of MTL, which holds certain mineral rights. The purchase price was $1,350,000 of which $600,000 was paid in September 2004 and $400,000 in January 2006. The note payable is due on demand and non-interest bearing (Note 10(c)). The balance of $350,000 is due in 2007.

The terms of the acquisition include a royalty payable by the Company to an unrelated third party. The royalty is a net revenue interest of 5% of annual net revenue up to $10 million and 3% thereafter.

11

JAGUAR MINING INC.
Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)
Years ended December 31, 2006 and 2005
9. Asset Retirement Obligations:

		2006	2005

Balance, beginning of year		$211	$204
Liabilities incurred
Sabará Plant and Zone A	$325
Pilar	247
Turmalina	964	1,536	—

Reclamation expense incurred		(105)	—
Accretion expense		27	7

Balance, end of year		1,669	211
Less: current portion		289	137

		$1,380	$74

The asset retirement obligations relate to the following:
(a)	Sabará property:

The Company expects to spend approximately $127,000 in 2007 to reclaim the land that has been disturbed as a result of the mining activity.

(b)	Caeté Plant:

The Company expects to spend approximately $110,000 in 2013 relating to plant closure costs.

(c)	Sabará Plant and Zone A:

The Company expects to spend approximately $406,000 between 2008 and 2015 to reclaim land that has been disturbed as a result of mining activity.

(d)	Pilar Mine Development:

The Company expects to spend approximately $181,000 in 2007 to reclaim land that has been disturbed as a result of mining activity.

(e)	Turmalina Plant and Mine:

The company expects to spend approximately $1.4 million between 2011 and 2016 to reclaim land that has been disturbed as a result of the mining activity.

The estimated future cash flows have been discounted at a credit adjusted risk free rate of 10%.

12

JAGUAR MINING INC.
Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)
Years ended December 31, 2006 and 2005
10. Notes Payable:

	2006	2005

(a) Due to Mineração Tabuleiro Ltda.	$—	$70
(b) Due to AngloGold	—	239
(c) Due to AngloGold	350	750
(d) Due to ABN AMRO	390	621
(e) Due to Bank Boston	39	61
(f) Due to Banco Volkswagen	444	497
(g) Due to Banco Itau S.A.	296	—
(h) Due to RMB International	14,000	—
(i) Due to Banco Bradesco	305	—

	15,824	2,238
Less: Current portion	5,274	1,439

	$10,550	$799

Payments over the next three years:
2007	5,274
2008	6,151
2009	4,399
(a)	Due to Mineração Tabuleiro Ltda.

Relates to the purchase of mineral rights for the Rio de Peixe property for $175,000 (Note 8 (b)). The note payable was repaid in the second quarter of 2006.

(b)	Due to AngloGold

Relates to the purchase of mineral rights from AngloGold (Note 8(d)). The note payable was repaid in the third quarter of 2006.

(c)	Due to AngloGold

Relates to purchase of quota shares of MTL (Note 8(e)). The demand note payable is repayable with interest based on the U.S. consumer price index and is expected to be repaid in 2007.

(d)	Due to ABN AMRO

Relates to a secured credit facility of R$2 million (approximately $937,000) for the purpose of purchasing equipment. As at December 31, 2006 R$833,000 ($390,000) was outstanding. The loan bears interest at TJLP (Brazilian government rate) plus 4% (10.85% at December 31, 2006 and 13.75% at December 31, 2005) and is repayable over 36 months. The loan is secured by the equipment purchased and short term investments of R$626,000 (approx $293,000).

(e)	Due to Bank Boston

Relates to a secured credit facility of R$1 million (approximately $468,000) for the purpose of purchasing equipment. As at December 31, 2006 R$83,000 ($39,000) was outstanding. The loan bears interest at TJLP (Brazilian government rate) plus 3% (9.85% at December 31, 2006 and 12.75% at December 31, 2005) and is repayable over 36 months. The loan is secured by the equipment purchased.

13

JAGUAR MINING INC.
Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)
Years ended December 31, 2006 and 2005
10. Notes Payable (continued):
(f)	Due to Banco Volkswagen

Relates to a secured note payable of R$948,000 ($444,000) at December 31, 2006 (R$1,158,400 ($497,000) at December 31, 2005) for the purpose of purchasing trucks. The loan bears interest at TJLP (Brazilian government rate) plus 2.99% (9.84% at December 31, 2006 and 12.74% at December 31, 2005) and is repayable over 48 months. The loan is secured by the trucks purchased.

(g)	Due to Banco Itau S.A.

Relates to a secured note payable of R$632,000 ($296,000) for the purpose of purchasing equipment. The loan bears interest at TJLP (Brazilian government rate) plus 2.7% per annum (9.55% at December 31, 2006) and is repayable over 36 months. The loan is secured by the equipment purchased.

(h)	Due to RMB International

Relates to a loan facility agreement in the amount of $14 million. The loan was used primarily to finance the development, construction and start up of the Turmalina project. $2.25 million of the loan was used for the Sabará project. The loan bears interest at U.S. LIBOR plus 4% per annum (9.36% at December 31, 2006). The loan also has a commitment fee of 1.25% per annum on undrawn funds, which is payable quarterly. The loan is repayable in quarterly payments of $1.4 million commencing June 30, 2007 until September 30, 2009. The terms of the loan require hedging strategies for gold price protection and currency protection (Note 16). The loan is secured by all of the assets of MTL, including an escrow agreement regarding the proceeds bank accounts (through which all Turmalina and Sabará related cash transactions must flow), a pledge by MSOL of its quota shares in MTL, the assets of the Sabará Zone A and Zone C projects, a limited recourse guarantee by MSOL, a guarantee by Jaguar, and a negative pledge by Jaguar against disposing or encumbering their quota shares in MSOL. The arrangement fee included a cash fee of $280,000 (which is included in deferred financing fees and is being amortized over the life of the loan (Note 6 (b))), issuance of 350,000 listed Jaguar warrants as well as financier warrants consisting of 1,093,835 unlisted warrants. 300,000 unlisted warrants were also issued to consultants involved in the financing. These warrants valued at $1.7 million were issued in association with the credit facility and are included in deferred financing fees and are being amortized over the life of the loan. The terms of the loan require that financial covenants (primarily in relation to anticipated future cash flows and additional financial indebtedness) be maintained. As at December 31, 2006 the Company was in compliance with these financial covenants. The terms of the loan also require that a minimum of $2.5 million plus accrued interest ($2.7 million as at December 31, 2006) be deposited to a cost overrun account (Note 17).

(i)	Due to Banco Bradesco

Relates to secured notes payable of R$651,000 ($305,000) for the purpose of purchasing equipment. The equipment loans bear interest at TJLP (Brazilian government rate) plus 2.7% (9.55% at December 31, 2006) and are repayable over 36 months. The loans are secured by the equipment purchased.

14

JAGUAR MINING INC.
Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2006 and 2005
11. Income taxes:
The Company is subject to income taxes in both Canada and Brazil.
The recovery of income taxes varies from the amounts that would be computed by applying the combined Canadian federal and provincial statutory rate of approximately 36.12% (2005 – 36.12%) to loss before income taxes as follows:

	2006	2005

Expected income tax recovery (expense) using statutory income tax rate 36.12%	$4,395	$4,857

Increase (decrease) in tax recovery resulting from:
Unrealized foreign exchange gain	262	395
Stock based compensation	(2,164)	(647)
Interest income-share purchase loans	(12)	(14)
Capital gains tax on expired warrants	(183)	—
Valuation allowance	(2,622)	(3,983)

Income tax (expense) recovery	$(324)	$608

The tax effects of temporary differences that give rise to significant portions of future tax assets and liabilities as at December 31 are as follows:

	2006	2005

Future Tax Assets
Canada
Non-Capital losses(a)	$4,491	$4,150
Stock issuance costs	1,641	893
Cumulative eligible capital	184	184
Unrealized gain on forward foreign exchange contracts	(256)	—
Brazil
Non-Capital losses(b)	1,569	1,671
Unrealized loss on forward sales derivatives	3,473	1,154
Amounts not deductible until paid (realized)	263	—

	11,365	8,052
Valuation Allowance	(10,502)	(7,334)

	863	718

Future Tax Liabilities
Brazil
Acquisition of mineral property
Sabará	(97)	(356)
Rio de Peixe	(498)	(456)
Acquisition of Caeté Plant	(51)	(170)
Capitalized pre-stripping cost	(482)	(196)
Engineering costs capitalized	(156)	(169)

	(1,284)	(1,347)

Net Future Tax Liabilities	$(421)	$(629)

15

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)
Years ended December 31, 2006 and 2005
11. Income taxes (continued):
     Canada
(a)	The Company has non-capital loss carry-forwards of approximately $12.6 million which expire between 2007 and 2027. None of the Canadian non-capital loss carry-forwards have been included in future tax assets.
     Brazil
(b)	The Company has non-capital loss carry-forwards of approximately $4.6 million which can be carried forward indefinitely, however, only 30% of the losses can be applied in one year. Approximately $1.3 million of the Brazilian non-capital loss carry-forwards have been tax included in future tax assets.
12. Capital Stock:
     (a) Common shares:
Authorized and issued:
The Company is authorized to issue an unlimited number of common shares. The Company has issued the following common shares.

	Number	Amount

Balance, January 1, 2005 (i)	30,283,389	$42,843
Exercise of purchase and compensation warrants (Note 12 (b))	2,432,175	3,736
Issuance of over allotment options	550,000	1,470
Exercise of stock options exercised – cash method (Note 12 (c))	25,000	20
Exercise of stock options exercised – cashless method (Note 12 (c))	55,773	18
Other stock issuance costs	—	(74)

Balance, December 31, 2005 (i)	33,346,337	48,013
Exercise of purchase and compensation warrants (Note 12 (b))	1,965,335	9,303

Exercise of stock options exercised – cash method (Note 12 (c))	42,333	124
Exercise of stock options exercised – cashless method (Note 12 (c))	1,128,903	1,233
Public offering (ii)	11,435,000	51,368
Other stock issuance costs	—	(4,005)
Shares acquired under normal course issuer bid, shares to be cancelled (iii)	(1,000)	(2)
Repayment of share loan (i)	—	800

Balance, December 31, 2006	47,916,908	$106,834

(i)	Deducted from the common share balance as at January 1, 2005 and December 31, 2005 was an $800,000 loan to BZI made October 2, 2003. In return for the loan, the Company received a first option to purchase BZI’s interest in a certain mining project. BZI used the proceeds of the loan to purchase 500,000 common shares of the Company from a third party. The loan was fully repaid in 2006. Under CICA Emerging Issues Committee 132 – Share Purchase Financing, the loan is classified as a reduction to shareholders’ equity and the repayment as an increase to shareholders’ equity. Included in the statement of deficit is interest income of $34,000 (December 31, 2005 — $40,000) relating to this loan.

16

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)
Years ended December 31, 2006 and 2005
12. Capital Stock (continued):
(a)	Common shares (continued):
(ii)	On March 27, 2006, the Company completed a public offering of 11,435,000 common shares at a price of Cdn.$5.25 per share for gross proceeds of $51.4 million (Cdn.$60.0 million). Net proceeds received were $47.4 million (Cdn.$55.4 million) after underwriters fees and legal costs, closing costs and allocation of broker warrants were deducted. The Company issued 343,050 broker warrants to the agent of the public offering. The broker warrants are included in the warrants schedule (Note 12(b)). Each broker warrant is convertible into one common share at a price of Cdn.$5.25 expiring March 27, 2008. A value of $584,000 (Cdn.$683,000) was allocated to the broker warrants and recorded as share issue cost.

(iii)	In August 2006, Jaguar received approval from the TSX for its proposed normal course issuer bid to purchase up to the lesser of 2,291,655 common shares, being 5% of the issued and outstanding common shares of Jaguar at that time, or the number of common shares equal to a maximum aggregate purchase price of US$1 million. The normal course issuer bid commenced on August 25, 2006 and will terminate on August 24, 2007. During the fourth quarter, Jaguar purchased 1,000 common shares at an average price of Cdn.$4.65. These shares and any shares purchased under the normal course issuer bid in the future will be scheduled for cancellation.
(b)	Warrants:

		Number	Amount

Balance, January 1, 2005		9,850,721	$4,965

Over-allotment warrants issued		275,000	181

Compensation warrants issued with the over-allotment options issued in January 2005	33,000

Underlying warrants associated with the compensation warrants issued in January 2005	16,500	49,500	39

Exercise of purchase and compensation warrants		(2,432,175)	(243)

Issuance of warrants associated with the credit facility (Note 10 (h))		1,743,835	1,729

Warrants expired — transferred to contributed surplus (Note 12 (d))		(227,496)	(117)

Balance, December 31, 2005		9,259,385	$6,554

Exercise of purchase and compensation warrants (Note 12 (a))		(1,965,335)	(2,053)

Compensation warrants issued on public offering March 2006 (Note 12 (a)(ii))		343,050	584

Warrants expired – transferred to contributed surplus (Note 12 (d))		(1,895,800)	(1,013)

Balance, December 31, 2006		5,741,300	4,072

17

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)
Years ended December 31, 2006 and 2005
12. Capital Stock (continued):
(b)	Warrants (continued):
The following is a summary of the warrants date of grant, exercise price and expiry date at December 31, 2006:

Number		Exercise
Outstanding	Date of Issue	Price	Expiry Date

5,048,250	December 31, 2004 to January 21, 2005	Cdn. $4.50	December 31, 2007
350,000	December 20, 2005	Cdn. $4.50	December 31, 2007
343,050	March 27, 2006	Cdn. $5.25	March 27, 2008

5,741,300

(c)	Stock options:

During 2003, the Company established The Jaguar Stock Option Plan (the “Plan”). Under the Plan the Company may grant options to directors, officers, employees, and consultants of the Company, and its subsidiaries. The maximum number of Company shares that have been reserved under this plan is 8,000,000. Options granted after February 17, 2004 do not have any specific vesting provisions.

Effective October 22, 2004, the Plan was amended to allow a cashless exercise of the options. Under this amendment, an option holder can elect to have the Company withhold a number of shares of stock issued as payment of the exercise prices, based on the price of the shares at the close of trading on the day of exercise of the options, with the net shares issued to the optionee in connection with the exercised options. During the year ended December 31, 2006, 1,796,967 options were exercised using the cashless method, (80,000 for the year ended December 31, 2005).

During the year ended December 31, 2006, $19,000 relating to vested options which expired upon termination was allocated to contributed surplus. ($nil for the year ended December 31, 2005).

	Number	Amount

Balance, January 1, 2005	3,282,619	$2,257
Stock based compensation	n/a	1,791
Issued during the year	1,275,000	—
Options exercised — conventionally	(25,000)	(4)
Options exercised — cashless method	(80,000)	(18)
Options expired	(27,319)	—

Balance, December 31, 2005	4,425,300	4,026
Stock based compensation	n/a	5,990
Issued during the year	3,045,000	—
Options exercised — conventionally	(42,333)	(19)
Options exercised — cashless method	(1,796,967)	(1,233)
Vested options expired upon termination, transferred to contributed surplus (Note 12 (d))	(13,000)	(19)
Unvested options expired upon termination	(149,000)	—
Options expired	(200,000)	—

Balance, December 31, 2006	5,269,000	$8,745

18

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)
Years ended December 31, 2006 and 2005
12. Capital Stock (continued):
(c)	Stock options (continued):

		Weighted	Weighted
		Average	Average
		Exercise	Exercise
Common share options	Number	Price	Price
		U.S.	Cdn.
Balance, January 1, 2005	3,282,619	0.79	4.01
Issued during the year	1,275,000	—	3.51
Options exercised:
-exercisable in US$	(105,000)	0.75	—
Options expired	(27,319)	—	4.74

Balance, December 31, 2005	4,425,300	$0.79	$3.80
Issued during the year	3,045,000	—	5.56
Options exercised:
-exercisable in US$	(1,150,997)	0.76	—
-exercisable in Cdn.$	(688,303)	—	4.06
Options expired	(362,000)	—	3.95

Balance, December 31, 2006	5,269,000	$1.03	$4.80

		Weighted
	Outstanding	Average
Exercise	December 31,	Remaining Life in	Number
price	2006	Years	Exercisable

$1.00	155,000	1.68	155,000
$2.00	4,000	1.75	4,000
$3.75 Cdn.	190,000	1.85	190,000
$4.05 Cdn.	685,000	2.38	605,000
$4.25 Cdn.	135,000	2.46	82,000
$4.00 Cdn.	157,500	2.81	157,500
$3.47 Cdn.	757,500	3.13	682,500
$3.65 Cdn.	232,000	3.19	—
$3.29 Cdn.	40,000	3.94	40,000
$5.47 Cdn.	1,010,000	4.36	1,010,000
$4.41 Cdn.	443,000	4.50	—
$6.40 Cdn.	1,010,000	4.92	1,010,000
$4.72 Cdn.	50,000	1.84	50,000
$5.25 Cdn.	50,000	2.33	—
$6.00 Cdn.	50,000	2.84	—
$5.25 Cdn.	200,000	2.73	200,000
$4.60 Cdn.	100,000	2.73	100,000

	5,269,000		4,286,000

19

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)
Years ended December 31, 2006 and 2005
12. Capital Stock (continued):
(c)	Stock options (continued):
The weighted average fair value at the date of grant for the options granted during the year ended December 31, 2006 was $2.31, ($1.40 for the year ended December 31, 2005.)
The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

	2006	2005

Risk-free interest rate	3.8% - 4.5%	4.0 – 4.5%
Expected dividend yield	0.0%	0.0%
Expected share price volatility	50.0% - 55.0%	50.0%
Expected life of the options	1.5 - 5 years	5 years

(d)	Contributed Surplus

Balance January 1, 2005	$—
Warrants expired	117

Balance December 31, 2005	117
Warrants expired (Note 12 (b))	1,013
Vested options expired upon termination (Note 12 (c))	19

Balance December 31, 2006	$1,149

13. Basic and Diluted Net Loss Per Share:
Dollar amounts and share amounts in thousands of U.S. dollars, except per share amounts

	2006	2005

Numerator
Net loss for the year	$(12,746)	$(12,838)

Denominator
Weighted average number of common shares outstanding before the following:	43,114,563	31,766,914
Common shares- share purchase loan (Note 12 (a)(i))	—	(500,000)

Weighted average number of common shares outstanding	43,114,563	31,266,914

Basic net loss per share	$(0.30)	$(0.41)
Diluted net loss per share	$(0.30)	$(0.41)

The determination of the weighted average number of shares outstanding for the calculation of diluted net loss per share does not include the effect of outstanding warrants and options since they are anti-dilutive.
14. Related Party Transactions:
(a)	The Company incurred fees of $739,000 for the year ended December 31, 2006 from IMS Engenharia Mineral Ltda (“IMSE”), a company held by several officers of the Company, who provides operating services to the Company’s Brazilian subsidiaries for the year ended December 31, 2005 the Company incurred fees of $954,000 from IMS Empreendimentos Ltda (“IMS”), a corporate shareholder, who provided operating services to the Company’s Brazilian subsidiaries. The fees are included in management fees in the statement of operations. Accounts payable and accrued liabilities as at December 31, 2006 includes $nil owing to IMSE (as at December 31, 2005 -$80,000 to IMS).

20

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)
Years ended December 31, 2006 and 2005
14. Related Party Transactions (continued):
(b)	The Company incurred management fees for the period ended March 31, 2005 of $60,000 from BZI who provides administrative services. The management fees are included in the statement of operations. On March 31, 2005 the agreement with BZI to provide management and administrative services for a fee of $20,000 per month ceased.

(c)	For the three months ended March 31, 2006, the Company incurred legal expenses of $270,000 (three months ended March 31, 2005 — $39,000) from a legal firm of which the Secretary of the Company was a Senior Partner. The Secretary of the Company ceased to be a partner of this firm March 31, 2006. As at March 31, 2006, $140,000 ($140,000 as at December 31, 2005) was included in prepaid and sundry assets and $141,000 ($nil as at December 31, 2005) was included in share issuance costs on the balance sheet. At March 31, 2006, accounts payable and accrued liabilities includes $496,000 (December 31, 2005 - $226,000) due to this legal firm. This balance has subsequently been paid.

(d)	The Company incurred occupancy fees of $120,000 for the year ended December 31, 2006 (for the year ended December 31, 2005 — $110,000) to BZI for use of administrative offices. The Company also incurred consulting fees and administrative service charges of $314,000 from BZI for the year ended December 31, 2006 ($27,000 for the year ended December 31, 2005). The occupancy costs, consulting fees and administrative service fees are included in the statement of operations. As at December 31, 2006, accounts payable and accrued liabilities includes $14,000 (December 31, 2005 — $61,000) due to BZI.

(e)	The Company incurred rental income for temporarily idle equipment and use of administrative offices from Prometálica (Note 6 (c)). Prometálica is owned 49% by Brazilian Resources, Inc. (“BZI”) and 50% by IMS Empreendimentos Ltda. (“IMS”), entities who are corporate shareholders of Jaguar. As at December 31, 2006 prepaid expenses and sundry assets included $149,000 receivable from Prometálica ($nil – 2005).
The above related party transactions are in the normal course of operations and have been measured at the exchange amount between the related parties.
15. Supplemental Cash Flow Information:

	December 31,	December 31,
	2006	2005

Equipment purchased on issuing note payable (Note 10(d)(e)(f))	$649	$1,179
Equipment purchased on eliminating loan receivable (Note 3)	$327	$—
Warrants issued in conjunction with the offering (Note 12(a)(ii))	$584	$—
Warrants issued in conjunction with the Turmalina loan facility (Note 10(h))	$—	$1,729
Conversion of loan receivable into NSR (Note 3)	$1,535	$—
During the year ended December 31, 2006, the Company paid $270,000 (the year ended December 31, 2005 — $184,000) in interest.
The Company paid income taxes of $591,000 in 2006 ($nil in 2005).

21

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)
Years ended December 31, 2006 and 2005
16. Financial Instruments:
(a)	Fair value of financial instruments

The carrying amounts of cash and cash equivalents, accounts receivable, loans receivable, accounts payable and accrued liabilities and the current portion of notes payable in the consolidated balance sheet approximate fair values due to their short term to maturity. The long term portion of notes payable approximate fair value because the interest rates charged are at market rates.

(b)	Derivative Financial Instruments

The company has entered into the following contracts:
(i)	Forward sales contracts:

In connection with the Turmalina loan facility (Note 10(h)), the Company has entered into forward sales contracts to manage commodity price exposure on gold sales. The contracts are matched to a percentage of the anticipated future production of gold by the Turmalina and Sabará mining operations from the first quarter of 2007 to the second quarter of 2009 for a total of 77,002 ounces. The forward sales contracts are to be settled at US$527.10 per ounce at the end of each quarter over the term of the contract against the London PM fix without requirement for the delivery of the gold produced.

As at December 31, 2006, long term liabilities include $6.8 million (December 31, 2005 — $3.4 million) of unrealized losses related to the forward sales contracts. As at December 31, 2006, current liabilities include $3.4 million (December 31, 2005- $nil) of unrealized losses related to the forward sales contracts. Included in the statement of operations for the year ended December 31, 2006, is an unrealized loss on forward sales derivatives of $6.8 million (December 31, 2005 — $3.4 million).

(ii)	Forward foreign exchange contracts:

As at December 31, 2006, the Company has forward foreign exchange contracts to purchase R$19.4 million (Brazilian reais) for $8 million with various settlement dates between February 28, 2007 and March 31, 2008 at a weighted average rate of 2.4261. The terms of the contract require a percentage of the funds to be held on deposit as collateral to cover the contracts. As at December 31, 2006, $3 million of cash was restricted for this purpose (Note 17).

As at December 31, 2006, long term assets included $709,000 (December 31, 2005 – $nil) of unrealized foreign exchange gains. Included in the statement of operations for the year ended December 31, 2006, is an unrealized gain on forward foreign exchange derivatives of $709,000 (December 31, 2005 – $nil) and a realized gain on forward foreign exchange derivatives of $846,000 (December 31, 2005 — $nil).

The Company is exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments, but does not expect any counterparties to fail to meet their obligations. The Company deals with only highly rated counterparties, normally major financial institutions. The Company is exposed to credit risk when there is a positive fair value of derivative financial instruments at a reporting date.
17. Restricted Cash:
As at December 31, 2006, $6.0 million of cash was restricted (December 31, 2005 – $nil). $2.7 million was restricted due to loan covenants for the Turmalina loan (Note 10(h)), $0.3 million was restricted as collateral for equipment loans (Note 10 (d)), and $3 million was restricted as collateral for the foreign exchange contracts (Note 16(b)(ii)).

22

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)
Years ended December 31, 2006 and 2005
18. Commitments:
(a)	The Company entered into a management agreement with IMSE (Note 14 (a)), whereby IMSE will provide certain agreed services to MSOL and will be paid $62,000 per month until December 31, 2008.

(b)	In September 2006, the Company entered into a one year agreement with a financial advisory firm. The firm will provide market-related advisory services. The Company agreed to a fee of $172,000 plus 300,000 options, vesting immediately. 100,000 options entitle the holder to purchase one common share of the Company at a price of Cdn.$4.60 until September 21, 2009, and 200,000 options entitle the holder to purchase one common share of the Company at a price of Cdn.$5.25 until September 21, 2009. Included in accounts payable and accrued liabilities as of December 31, 2006 is $43,000 (December 31, 2005 — $nil). Included in the statement of operations for the year ended December 31, 2006 is $43,000 of consulting expense plus $694,000 stock compensation expense (December 31, 2006 — $nil).
19. Write down of Inventory:
The write down of inventory is made up of the following:
(a)	A $2,996 write down of gold in process inventory to net realizable value related to a lower than expected recovery rate in 2005. The combined effect of over-mining the Zone B resource to compensate for permitting delays on other replacement projects and the unexpected presence of graphite in certain parts of the ore body have reduced the 2005 recovery to 54%. This resulted in substantially higher cash costs than projected. The over-mining led to the processing of excessive amounts of poor quality transition zone ore containing both oxides and sulfides.

(b)	Management re-assayed the stockpile in Q3 2005 and determined that the estimated recovery grade of the Zone B stockpile was lower than previously considered. The Company made an adjustment of $1,525 to write down this inventory to net realizable value.
20. Subsequent events:
(a)	On February 27, 2007, the Company filed a final short form prospectus to issue up to 340,090 common shares to the holders of 5,398,250 common share purchase warrants, upon early exercise of the warrants. Each warrant entitles the holder to acquire one common share of the Company at a price of Cdn.$4.50 on or before December 31, 2007. Each warrant will entitle the holder to acquire an additional 0.063 of one common share in the event that such holder exercises the warrants during the 30-day early exercise period commencing on February 28, 2007 and ending on March 30, 2007. In the event that at least 66 2/3% of the warrants outstanding on February 28, 2007 have been exercised at or before the early warrant expiry time, each warrant that has not been so exercised during the early exercise period (except in limited circumstances) will be exchanged, without any further action on the part of the warrant holder, including payment of the exercise price thereof or any other additional consideration, for a fraction of a common share.

No agency fee will be paid by the Company in connection with the distribution of the early exercise shares or the exchange shares being qualified under this short form prospectus. Blackmont Capital Inc. (“BCI”) is acting as financial advisor and soliciting dealer manager to the Company in connection with the issuance of the early exercise shares and the exchange shares. The Company has agreed to pay BCI a financial advisory fee of 3% of the exercise price for each warrant that is submitted for exercise in connection with the early exercise and automatically exchanged for exchange shares. The early exercise warrant transaction was approved by shareholders on February 27, 2007 and by warrant holders on February 28, 2007.

23

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)
Years ended December 31, 2006 and 2005
20. Subsequent events (continued):
(b)	On March 22, 2007, the Company closed a private placement of Cdn.$75,000,000 of Units. The Units were sold by a syndicate led by TD Securities Inc. and included Blackmont Capital Inc., BMO Capital Markets and RBC Capital Markets. The underwriters exercised the option to purchase an additional 15% of the number of the Units offered to cover over-allotments, resulting in aggregate net proceeds of Cdn.$82.7 million ($71.5 million).

Each Unit is comprised of a secured note in the principal amount of $1,000, bearing a coupon of 10.5%, payable semi-annually in arrears, and 25 common shares of Jaguar.

(c)	On February 28, 2007, the Company entered into a Joint Venture agreement with Xstrata plc to explore the Pedra Branca Gold Project in Northern Brazil. The Company will pay an aggregate fee of $150,000 over the next two years and will have the option to hold a 51% ownership interest in the new enterprise by investing an aggregate of $3.85 million in exploration expenditures within the next four years. The Company must meet annual exploration expenditure targets for each year in which it maintains the option. The Company has the opportunity to increase its ownership interest in certain gold deposits to 60% through further investing $3.0 million by the fifth anniversary of the agreement, subject to the rights of Xstrata to return to their 49% interest through additional contributions to the joint venture for certain properties which have gold deposits of two million ounces or more.

(d)	On January 31, 2007 the Company adopted a Shareholder Rights Plan (“Rights Plan”) to ensure the fair treatment of shareholders in connection with any take-over bid for common shares of Jaguar. Rights issued under the Rights Plan will become exercisable upon the announcement of an intention to acquire beneficial ownership of 20% or more of the outstanding shares of the Company without complying with the Permitted Bid provisions in the Rights Plan or without approval of the board. These rights will entitle shareholders to purchase additional common shares at a substantial discount to the market price at that time. The Rights Plan has been approved by the Toronto Stock Exchange and is subject to ratification by the shareholders.
21. Comparative Figures:
Certain comparative figures have been reclassified to conform to the current year presentation.

24

Document No. 4
Consolidated Financial Statements
(Expressed in U.S. dollars)
JAGUAR MINING INC.
December 31, 2005 and 2004

AUDITORS’ REPORT TO THE SHAREHOLDERS
We have audited the consolidated balance sheets of Jaguar Mining Inc. as at December 31, 2005 and 2004 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.
Chartered Accountants
Toronto, Canada
March 30, 2006
MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING
The accompanying consolidated financial statements of Jaguar Mining Inc. and all the information contained in this annual report are the responsibility of management and have been approved by the Board of Directors. These financial statements and all other information have been prepared by management in accordance with accounting principles generally accepted in Canada. Some amounts included in the financial statements are based on management’s best estimates and have been derived with careful judgment. In fulfilling its responsibilities, management has developed and maintains a system of internal controls. These controls ensure that transactions are authorized, assets are safeguarded from loss or unauthorized use, and financial records are reliable for the purpose of preparing financial statements. The Board of Directors carries out its responsibilities for the financial statements through the Audit Committee. The Audit Committee periodically reviews and discusses financial reporting matters with the Company’s auditors, KPMG LLP, as well as with management. These financial statements have been audited by KPMG LLP, Chartered Accountants, on behalf of the shareholders.

Daniel R. Titcomb	James M. Roller
President and CEO	Chief Financial Officer

1

JAGUAR MINING INC.

Consolidated Balance Sheets
(Expressed in U.S. dollars)
December 31, 2005 and 2004

	December 31,	December 31,
	2005	2004

Assets
Current assets:
Cash and cash equivalents	$9,532,939	$29,491,528
Accounts receivable	581,000
Loans receivable (Note 3)	—	648,542
Inventory (Notes 4 and 17)	1,573,039	2,855,748
Prepaid expenses and sundry assets (Note 5)	2,347,448	1,062,243

	14,034,426	34,058,061

Prepaid expenses and sundry assets (Note 5)	4,668,379	138,000
Loan receivable (Note 3)	1,631,000	3,467,000
Plant and equipment (Note 6)	12,662,884	2,418,533
Mineral exploration projects and mining properties (Note 7)	18,239,205	10,204,057

	$51,235,894	$50,285,651

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities	$4,764,462	$2,213,058
Current portion of notes payable (Note 9)	1,439,491	1,805,990
Asset retirement obligations (Note 8)	137,000	47,000

	6,340,953	4,066,048

Forward sales derivative liability (Note 15)	3,392,974	—
Notes payable (Note 9)	799,000	659,490
Future income taxes (Note 10)	629,347	1,250,432
Asset retirement obligations (Note 8)	74,000	157,000

Total liabilities	11,236,274	6,132,970

Shareholders’ equity (Note 11)
Common shares	48,013,025	42,843,134
Warrants	6,554,431	4,965,342
Stock options	4,026,192	2,256,770
Contributed surplus	117,230	—
Deficit	(18,711,258)	(5,912,565)

	39,999,620	44,152,681

Commitments (Notes 7, 15 and 16)
Subsequent events (Notes 3, 16 and 18)

	$51,235,894	$50,285,651

See accompanying notes to consolidated financial statements.
On behalf of the Board:

Gary E. German	Director

Daniel R. Titcomb	Director

2

JAGUAR MINING INC.
Consolidated Statements of Operations and Deficit
(Expressed in U.S. dollars)

	Year Ended	Year Ended
	December 31,	December 31,
	2005	2004

Gold sales	$8,510,000	$5,632,000
Production costs	(6,932,000)	(3,770,000)
Depletion and amortization	(1,773,452)	(1,255,704)
Write down of inventory (Note 17)	(4,521,103)	—

Gross profit (loss)	(4,716,555)	606,296

Operating expenses:
Exploration	85,000	—
Stock-based compensation (Note 11(d))	1,791,022	1,774,360
Administration	4,829,610	2,534,511
Interest expense	184,000	97,000
Management fees (Note 12)	1,014,000	1,159,000
Accretion expense	7,000	10,126

Total operating expenses	7,910,632	5,574,997

Loss before the following	(12,627,187)	(4,968,701)

Unrealized loss on forward sales derivatives (Note 15)	3,392,974	—
Foreign exchange loss (gain)	(1,092,984)	(312,043)
Realized loss on forward sales derivatives	150,100	—
Interest income	(1,630,524)	(564,523)

Total other (income) expenses	819,566	(876,566)

Loss before income taxes	(13,446,753)	(4,092,135)

Income taxes (Note 10) Future taxes recovery	(793,060)	(304,645)
Income taxes	185,000	15,000

	(608,060)	(289,645)

Net loss for the year	(12,838,693)	(3,802,490)

Retained earnings (deficit), beginning of year	(5,912,565)	(2,150,075)

Interest income — share purchase loans (Note 11(a) (i))	40,000	40,000

Deficit, end of year	$(18,711,258)	$(5,912,565)

Basic net loss per share (Note 13)	$(0.41)	$(0.19)

Diluted net loss per share (Note 13)	$(0.41)	$(0.19)

See accompanying notes to consolidated financial statements.

3

JAGUAR MINING INC.
Consolidated Statements of Cash Flows
(Expressed in U.S. dollars)

	Year Ended	Year Ended
	December 31,	December 31,
	2005	2004

Cash provided by (used in):

Operating activities:
Net loss for the year	$(12,838,693)	$(3,802,490)
Items not involving cash:
Unrealized foreign exchange loss	171,975	125,958
Stock-based compensation	1,791,022	1,774,360
Amortization of deferred financing costs	—
Accretion expense	7,000	10,126
Future taxes recovery	(793,060)	(304,645)
Depletion and amortization	1,773,452	1,255,704
Capitalized interest on loans receivable	(1,051,000)	(360,000)
Write-down of inventory	4,521,103	—
Unrealized loss on forward sales derivatives	3,392,974	—
Change in non-cash operating working capital:
Accounts receivable	(581,000)	—
Inventory	(2,605,000)	(1,832,270)
Prepaid expenses and sundry assets	(4,046,158)	(1,526,739)
Accounts payable and accrued liabilities	2,551,404	1,641,294

	(7,705,981)	(3,018,702)

Financing activities:
Repayments (to) by a related company	648,542	7,357
Issuance of common shares, special warrants and warrants, net	5,125,184	32,625,045
Repayment of notes payable	(1,405,989)	(256,990)

	4,367,737	32,375,412

Investing activities:
Mineral exploration projects and mining properties	(9,947,078)	(2,760,124)
Advances to Prometálica	(1,622,000)	(3,107,000)
Repayment from Prometálica	4,509,000
Purchase of plant and equipment	(9,560,267)	(616,624)

	(16,620,345)	(6,483,748)

Increase (decrease) in cash and cash equivalents	(19,958,589)	22,872,962
Cash and cash equivalents, beginning of year	29,491,528	6,618,566
Cash and cash equivalents, end of year	9,532,939	29,491,528

Supplemental cash flow information (Note 14)
See accompanying notes to consolidated financial statements.

4

JAGUAR MINING INC.
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars)
December 31, 2005
1.	General:

Jaguar Mining Inc. (the “Company”) was incorporated in New Brunswick, Canada on March 1, 2002. On October 8, 2003, the Company was continued into Ontario, Canada. Its activities are directed toward developing and operating mineral projects in Brazil.

2.	Significant accounting policies:
(a)	Consolidation:

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries; Mineração Serras do Oeste Ltda. (“MSOL”) and Mineração Turmalina Ltda. (“MTL”). All significant intercompany accounts and transactions have been eliminated on consolidation.

(b)	Cash and cash equivalents:

The Company considers deposits in banks, certificates of deposit and short-term investments with remaining maturities of three months or less at the time of acquisition to be cash and cash equivalents.

(c)	Inventory:

Gold in process and ore in stockpiles are stated at the lower of average production cost or net realizable value. Production costs include direct labour, benefits, direct material and other direct product costs including depletion and amortization. Supplies are stated at the lower of cost, on a first-in first-out basis, or replacement cost.

The nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time. The ultimate recovery of gold from a leach pad will not be known until the leaching process is concluded.

(d)	Deferred financing fees:

Deferred financing fees are amortized to the statement of operations over the period of the related debt.

(e)	Plant and equipment:

The Company’s plant and equipment are recorded at cost and are amortized over the useful life of the asset as follows:

Processing plant	– 10 years, straight line
Vehicles	– 5 years, straight line
Equipment	– 10 years, straight line

5

JAGUAR MINING INC.
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars)
December 31, 2005
2.	Significant accounting policies (continued):
(e)	Plant and equipment (continued):

The carrying value of all categories of property, plant and equipment are reviewed for impairment whenever events or circumstances indicate the recoverable value may be less than the carrying amount. Recoverable value is based on estimates of undiscounted future net cash flows expected to be recovered from specific assets or groups of assets through use or future disposition.

Impairment charges are recorded in the reporting period in which determination of impairment is made by management.

(f)	Mineral exploration projects and mining properties:

The Company considers its exploration costs to have the characteristics of property, plant and equipment. As such, the Company defers all exploration costs, including acquisition costs, field exploration and field supervisory costs relating to specific properties until those properties are brought into production, at which time, they will be amortized on a unit-of-production basis based on estimated economic life or until the properties are abandoned, sold, or considered to be impaired in value, at which time, an appropriate charge will be made.

The recoverability of the amounts shown for mining interests is dependent on the existence of economically recoverable reserves, the ability to obtain financing to complete the development of such reserves and meet its obligations under various agreements, and the success of future operations or dispositions.

(g)	Income taxes:

The Company accounts for income taxes under the asset and liability method. Under this method of tax allocation, future income and mining tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax basis (temporary differences). Future income tax assets and liabilities are measured using the rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period in which the change is substantively enacted. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

The tax basis of the Company’s Brazilian assets converted at period-end exchange rates results in temporary differences. A future income tax asset or liability has not been recognized for this amount, as it has arisen due to movements in exchange rates not recognized for accounting purposes.

6

JAGUAR MINING INC.
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars)
December 31, 2005
2.	Significant accounting policies (continued):
(h)	Reclamation costs:

The company recognizes the liability arising from legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal operation of a long-lived asset. The fair value of a liability for an asset retirement obligation is recorded in the period in which it is incurred. When the liability is initially recorded, the cost is capitalized by increasing the carrying amount of the related long-lived asset. The company amortizes the amount added to the asset using the depreciation method established for the related asset. The depreciation expense is included in the statement of operations and accounted for in accumulated depreciation, depletion and amortization. An accretion expense in relation with the discounted liability over the remaining life of the mining properties is accounted for in the statement of operations and added to the asset retirement obligation. The liability is adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. Upon settlement of the liability, a gain or loss is recorded.

(i)	Foreign currency translation:

The U.S. dollar is considered to be the functional currency of the Company and of its subsidiary. Monetary assets and liabilities of the Company’s Brazilian operations, including future income taxes, are translated into U.S. dollars at the rate of exchange in effect at the balance sheet date, and non-monetary assets and liabilities are translated at the historical rate of exchange. Transactions in foreign currencies are translated at the actual rates of exchange. Foreign currency gains and losses are recognized in income.

(j)	Revenue recognition:

The Company produces gold ore, which is further refined by a third party and sold to international banks. Revenue is recognized when the gold ore is sold to the third party, which is when the title is transferred.

(k)	Stock-based compensation:

The Company has a stock-based compensation plan, which is described in Note 11(d). The Company accounts for all stock-based payments using the fair value based method. Under the fair value based method, compensation cost attributable to options granted is measured at fair value at the grant date and amortized on a straight line basis over the vesting period. No compensation cost is recognized for options that employees forfeit if they fail to satisfy the service requirement for vesting.

7

JAGUAR MINING INC.
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars)
December 31, 2005
2.	Significant accounting policies (continued):
(l)	Net loss per share:

Basic loss per share is computed by dividing loss available to common shareholders by the weighted average number of common shares outstanding during the period. The treasury stock method is used to calculate diluted income per share. Diluted income per share is similar to basic income per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding assuming that options and warrants with an average market price for the period greater than their exercise price are exercised and the proceeds are used to repurchase common shares.

(m)	Use of estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, particularly mineral properties, inventories and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the periods. Actual results could differ from those estimates.

(o)	Derivative financial instruments:

The Company uses certain derivative financial instruments, principally forward sales contracts, to manage commodity price exposure on gold sales. Derivative financial instruments are used for risk management purposes and not for generating trading profits. Derivative financial instruments are not accounted for as hedges. The unrealized gains and losses are recognized in the operating income of the Company and are a result of the difference between the forward spot price of the gold and the forward sales contract price. The forward spot prices are determined using the London PM fix spot price plus a contango percentage factor as of the balance sheet date.

8

JAGUAR MINING INC.
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars)
December 31, 2005
3. Loans receivable:

	2005	2004

(a) Loan due from Brazilian Resources, Inc. (“BZI”), an entity which owns approximately 14.5% of the issued and outstanding common shares of the Company at December 31, 2005. Included in the income statement is interest income for the year ended December 31, 2005 of $7,668 (2004 - $13,412) relating to this loan. This loan was repaid during the third quarter of 2005.	$—	$268,433

(b) Other amount due from BZI, non-interest bearing, due on or before June 30, 2005. This loan was repaid during the third quarter of 2005.	—	250,109

(c) Due from a trust which is controlled by an officer and director of the Company. The loan bore interest at US Prime plus 1% per annum. Included in the income statement is interest income for the year ended December 31, 2005 of $8,382 (2004 - $nil) relating to this loan. The loan was repaid during the third quarter of 2005.	—	130,000

(d) Due from Prometálica Mineração Ltda. (“Prometálica”). The advances bear interest at CDI plus 1% per month. (i)	1,631,000	3,467,000

	1,631,000	4,115,542
Less: Current loans receivable	—	648,542

Long term loan receivable	$1,631,000	$3,467,000

(i)	MSOL, Jaguar’s wholly owned subsidiary, entered into a loan agreement dated April 25, 2004 with Prometálica, an entity in which BZI owns 49% of the quota shares and IMS Empreendimentos Ltda. (“IMS”) (corporate shareholder of the Company) has a 50% interest. Included in the income statement is interest income for the year ended December 31, 2005 of $1,051,000 (2004 — $400,000) relating to this loan. As part of the loan agreement, MSOL has the right to purchase certain equipment from Prometálica, at appraised values. MSOL also has a security interest in Prometálica’s assets and all its mineral rights. Management anticipates that part of the loan will be repaid by an equipment transfer and the balance will be repaid in cash. During 2005, an additional $1,622,000 was advanced to Prometálica, an additional $1,051,000 of interest was accrued and $4,509,000 of this loan was repaid. Prometálica received funds from BZI, as payment towards BZI’s subscription for quota shares of Prometálica. BZI has provided a corporate guarantee on the balance of the Prometálica loan due to Jaguar and the maturity date of the loan was extended from July 31, 2005 to the earlier of the receipt of available proceeds from a particular loan in the process of being obtained by Prometálica or December 31, 2005. This loan is denominated in Brazilian reais (R$).

9

JAGUAR MINING INC.
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars)
December 31, 2005
3.	Loans Receivable (continued):
(i)	(continued)

On March 20, 2006, the Company entered into an agreement with Prometálica whereby it exchanged the amount receivable from Prometálica for a 1.5% Net Smelter Royalty (“NSR”) on its Monte Cristo project. As part of the agreement, the Company agreed to place a moratorium on interest accruing on the loan during the 4th quarter of 2005. Commencing on January 1, 2006, the interest rate on the loan was adjusted to the monthly CDI rate in Brazil. Also as part of the agreement, the Company accepted a transfer of certain mining equipment from Prometálica as partial payment on the loan. The mining equipment transferred was appraised by an independent engineering firm and was valued at $327,000. Prometálica has the right to buy out the NSR on or before December 31, 2006 for the amount of $1,627,000. The NSR will be recorded on the Company’s books at the amount of the receivable, plus accrued interest through the date of the transaction.
4.	Inventory:

Inventory is comprised of the following:

	2005	2004

Raw materials	$47,000	$25,000
Ore stock pile	549,175	910,062
Gold in process	976,864	1,920,686

	$1,573,039	$2,855,748

5.	Prepaid expenses and sundry assets:

	2005	2004

Balance is made up of:
Advances to suppliers	$220,000	$107,000
Recoverable taxes (i)	3,786,000	888,000
Prepaid financing fees(ii)	2,743,172	—
Other	266,655	205,243

	7,015,827	1,200,243

Less: Long term portion of recoverable taxes	2,611,000	138,000
Long term portion of prepaid financing fees	2,057,379	—

Long term portion of prepaid expenses and sundry assets	4,668,379	138,000

Current portion of prepaid expenses and sundry assets	$2,347,448	$1,062,243

(i)	The Company is required to pay certain taxes in Brazil, based on consumption. These taxes are recoverable from the Brazilian tax authorities through various methods. The recoverable taxes are denominated in Brazilian reais (R$)

(ii)	Relates to the Turmalina loan facility. (Note 16 (b))

10

JAGUAR MINING INC.
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars)
December 31, 2005
6. Plant and equipment:

	2005
		Accumulated
	Cost	Amortization	Net

Processing plant	$1,732,155	$356,408	$1,375,747
Vehicles	1,240,000	108,000	1,132,000
Equipment	4,219,049	283,912	3,935,137
Processing plant in progress	6,220,000	—	6,220,000

	$13,411,204	$748,320	$12,662,884

	2004
		Accumulated
	Cost	Amortization	Net

Processing plant	$1,775,155	$183,093	$1,592,062
Vehicles	88,000	19,000	69,000
Equipment	510,057	49,586	460,471
Processing plant in progress	297,000	—	297,000

	$2,670,212	$251,679	$2,418,533

11

JAGUAR MINING INC.
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars)
December 31, 2005
7. Mineral exploration projects and mining properties:

	Balance
	December		Balance		Balance
	31,		December 31,		December 31,
	2003	Additions	2004	Additions	2005
	($)	($)	($)	($)	($)

(a) Sabará property:

Acquisition of property	3,054,529	140,000	3,194,529	—	3,194,529

Exploration, mine development expenditures and carrying costs	1,705,881	626,790	2,332,671	985,465	3,318,136
Asset retirement obligation (Note 8)	95,104	31,704	126,808	—	126,808

Accumulated amortization	(19,274)	(1,715,352)	(1,734,626)	(1,698,930)	(3,433,556)

	4,836,240	(916,858)	3,919,382	(713,465)	3,205,917

(b) Rio de Peixe property:

Acquisition of mineral rights to the property	1,265,909	—	1,265,909	—	1,265,909

Exploration expenditures and carrying costs	—	4,000	4,000	4,000	8,000

	1,265,909	4,000	1,269,909	4,000	1,273,909

(c) Santa Bárbara property:
Acquisition of property	1,114,000	—	1,114,000	—	1,114,000
Exploration expenditures and carrying costs	—	380,000	380,000	1,957,000	2,337,000
Accumulated amortization	—	—	—	(95,000)	(95,000)

	1,114,000	380,000	1,494,000	1,862,000	3,356,000

(d) Catita, Paciência and Camará properties:
Acquisition of properties	818,470	—	818,470	—	818,470
Exploration expenditures and carrying costs	342,836	1,009,460	1,352,296	3,628,001	4,980,297

Accumulated amortization	—	—	—	(118,000)	(118,000)

	1,161,306	1,009,460	2,170,766	3,510,001	5,680,767

12

JAGUAR MINING INC.
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars)
December 31, 2005
7. Mineral exploration projects and mining properties (continued):

	Balance		Balance		Balance
	December 31,		December 31,		December 31,
	2003	Additions	2004	Additions	2005
	($)	($)	($)	($)	($)

(e) Turmalina:

Acquisition of properties	—	1,350,000	1,350,000	533,000	1,883,000
Exploration expenditures and carrying costs	—	—	—	2,980,612	2,980,612
Reclassification to plant and equipment	—	—	—	(141,000)	(141,000)

	—	1,350,000	1,350,000	3,372,612	4,722,612

Total Mineral Exploration Projects and Mining Properties	8,377,455	1,826,602	10,204,057	8,035,148	18,239,205

(a)	Sabará property:

The Sabará property is subject to a 1% Net Smelter Royalty (“NSR”). Production began in the Sabará Region in December 2003.

(b)	Rio de Peixe property:

The total purchase price for the property was $1,265,909, of which $720,000 was satisfied by the issuance of 1,800,000 common shares of the Company to a corporate shareholder and the remaining $175,000 by assuming a note payable (Note 9(a)).

(c)	Santa Barbara property:

Pursuant to a property acquisition agreement dated November 19, 2003, the Company acquired the Santa Bárbara gold property from Companhia Vale do Rio Docê (“CVRD”). The purchase price was $1,114,000 (Note 9(b)) for the actual known measured and indicated gold resources.

Should any additional resources be determined to be measured or indicated by the Company’s exploration program on the property prior to November 2005, CVRD will be paid $7.48 per ounce of additional gold resource. The two parties are presently evaluating the results of exploration studies to determine if any additional royalties will need to be paid.

13

JAGUAR MINING INC.
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars)
December 31, 2005
7.	Mineral exploration projects and mining properties (continued):
(d)	Catita, Paciência and Camará properties:

In November 2003, the Company closed on a property acquisition agreement dated April 17, 2003 whereby the Company acquired certain mineral rights from Mineração AngloGold Ltda. (“AngloGold”). The purchase price was $818,470, of which $578,979 has been paid and the balance is payable in equal instalments over the next two years (Note 9(c)). The Company will also pay a sliding scale NSR, from 1.5% to 4.5% of gross revenue, on gold and other precious metals produced from the properties, based on precious metal prices at the time of production. The Company is committed to spend the following amounts exploring and developing the properties over the next few years, with possible adjustments for changes in the U.S. Consumer Price Index:

First year after signing the agreement	$325,000
Second year after signing the agreement	$835,000
Third year after signing the agreement	$140,000
Fourth year after signing the agreement	$30,000
If the Company discovers, on a concession basis, in excess of 750,000 ounces of gold over the measured and indicated resources used in the agreement, AngloGold has the right to buy-in up to 70% of that concession for a predetermined price. If the above event were to occur, the Company would retain a 30% interest and would receive the same sliding scale NSR payment from AngloGold as the one mentioned above.

Pursuant to the AngloGold property acquisition agreement, the Company is required to provide to AngloGold, no later than August 31, 2006, an unconditional guarantee from a first class bank for the obligations of the Company undertaken under the agreement. In the event the Company fails to deliver such a guarantee, AngloGold has the right to demand payment from certain officers of MSOL.

14

JAGUAR MINING INC.
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars)
December 31, 2005
7.	Mineral exploration projects and mining properties (continued):
(e)	Turmalina:

In September 2004, the Company entered into an agreement whereby the Company acquired 100% of the quota shares of Mineração Turmalina Ltda. (“MTL”), which holds certain mineral rights. The purchase price was $1,350,000 of which $600,000 was paid in September 2004. The note payable is due on demand and non-interest bearing (Note 9(d)). The balance is payable in two instalments as follows:

1st instalment, due the earlier of five business days after the date of publication of the installation license or within a maximum of 18 months from date of agreement	$400,000

2nd instalment, due the earlier of the last business day of the ninth month of the first year of the resumption of commercial operations or within a maximum of 36 months from the date of agreement	$350,000
In January 2006, the Company paid the first instalment of $400,000.

The terms of the acquisition include a royalty payable by the Company to an unrelated third party. The royalty is a net revenue interest of 5% of annual net revenue up to $10 million and 3% thereafter.

8.	Asset retirement obligations:

	2005	2004

Balance, beginning of year	$204,000	$162,170
Liabilities incurred	—	31,704
Accretion expense	7,000	10,126

Balance, end of year	211,000	204,000
Less: Current portion	137,000	47,000

	$74,000	$157,000

The asset retirement obligations relate to the following:
(a)	Sabará property:

The Company started producing from this property in 2003. The Company expects to spend approximately $140,000 over the next three years to reclaim the land that has been disturbed as a result of the mining activity.

(b)	Caeté Plant:

The Company expects to spend approximately $110,000 in 2013 relating to plant closure costs.

The estimated future cash flows have been discounted at a credit adjusted risk free rate of 5%.

15

JAGUAR MINING INC.
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars)
December 31, 2005
9. Notes payable:

	2005	2004

(a) Due to Mineração Tabuleiro Ltda.	$70,000	$122,500

(b) Due to CVRD	—	1,114,000

(c) Due to AngloGold	239,491	478,980

(d) Due to AngloGold	750,000	750,000

(e) Due to ABN AMRO	620,800	—

(f) Due to Bank Boston	61,350	—

(g) Due to Banco Volkswagen	496,850	—

	2,238,491	2,465,480
Less: Current portion	1,439,491	1,805,990

	$799,000	$659,490

The payments over the next four years are as follows:
2006	$1,439,491
2007	426,818
2008	258,224
2009	113,958

$2,238,491

(a)	Due to Mineração Tabuleiro Ltda.

Relates to the purchase of Mineral rights for the Rio de Peixe property for $175,000 (Note 7(b)). The note payable is non-interest bearing and is repayable in installments through June 2006.

(b)	Due to CVRD

Relates to the purchase of the Santa Bárbara gold property (Note 7(c)). The note payable is non-interest bearing and was repayable in installments through November 2005.

(c)	Due to AngloGold

Relates to the purchase of mineral rights from AngloGold (Note 7(d)). The note payable is non-interest bearing and is repayable in installments through November 2006.

(d)	Due to AngloGold

Relates to purchase of quota shares of MTL (Note 7(e)). The demand note payable is non-interest bearing and is expected to be repaid in 2006.

16

JAGUAR MINING INC.
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars)
December 31, 2005
9. Notes payable (continued):
(e)	Due to ABN AMRO

Relates to a secured credit facility of R$2,000,000 (approx $850,000) for the purpose of purchasing equipment. The loan bears interest at TJLP (Brazilian government rate) plus 4% (13.75% at December 31, 2005) and is repayable over 36 months. The loan is secured by the equipment purchased.

(f)	Due to Bank Boston

Relates to a secured credit facility of R$1,000,000 (approx. $425,000) for the purpose of purchasing equipment. The loan bears interest at TJLP (Brazilian government rate) plus 3% (12.75% at December 31, 2005) and is repayable over 36 months. The loan is secured by the equipment purchased.

(g)	Due to Banco Volkswagen

Relates to a secured notes payable of R$1,158,400 ($496,850) for the purpose of purchasing trucks. The loan bears interest at TJLP (Brazilian government rate) plus 2.99% (12.74% at December 31, 2005) and is repayable over 48 months. The loan is secured by the trucks purchased.
10. Income taxes:
The Company is subject to income taxes in both Canada and Brazil.

The recovery of income taxes varies from the amounts that would be computed by applying the combined Canadian federal and provincial statutory rate of approximately 36.12% (2004 – 36.12%) to income before income taxes as follows:

	2005	2004

Expected income tax recovery (expense) using statutory income tax rate	$4,857,000	$1,478,000

Increase (decrease) in tax recovery resulting from:
Unrealized foreign exchange	395,000	113,000
Stock based compensation	(647,000)	(641,000)
Unrealized loss on forward sales derivatives	(1,226,000)	—
Interest income-share purchase loans	(14,000)	(14,000)
Valuation allowance	(2,756,940)	(646,355)

Income tax recovery	$608,060	$289,645

17

JAGUAR MINING INC.
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars)
December 31, 2005
10.	Income taxes (continued):

The tax effects of temporary differences that give rise to significant portions of the future tax assets and liabilities at December 31, are as follows:

	2005	2004

FUTURE TAX ASSETS
Canada:
Non-capital losses (1)	$4,150,000	$2,380,000
Stock issuance costs	893,000	1,198,000
Cumulative eligible capital	184,000	178,000

Brazil:
Non-capital losses (2)		1,671,000
Unrealized loss on forward sales derivatives	1,154,000	—

	8,052,000	3,756,000
Valuation allowance	(7,333,905)	(3,756,000)

	718,095	—

FUTURE TAX LIABILITIES
Acquisition of mineral property
– Sabara property	355,945	573,866
– Rio de Peixe	455,770	400,666
Acquisition of Caeté Plant	170,271	275,900
Capitalized pre-stripping revenue and expenses	196,683	—
Engineering costs capitalized	168,773	—

	1,347,442	1,250,432

FUTURE TAX LIABILITIES	$629,347	$1,250,432

(1)	The Company has non-capital loss carry-forwards of approximately $9,500,000 which expire between 2006 and 2015. None of the Canadian non-capital loss carry-forwards have been tax benefited.

(2)	The Company has non-capital loss carry-forwards of approximately $4,900,000 which can be carried forward indefinitely, however, only 30% of the losses can be applied in one year. Approximately $1,600,000 of the Brazilian non-capital loss carry-forwards have been tax benefited.

18

JAGUAR MINING INC.
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars)
December 31, 2005
11.	Capital stock:
(a)	Common shares:

Authorized and issued:

The Company is authorized to issue an unlimited number of common shares. The Company has issued the following common shares:

	Number	Amount

Balance, January 1, 2004 (i)	18,854,747	14,715,284
Exercise of purchase warrants (Note 11(c))	415,000	393,000
Exercise of stock options (Note 11(d))	142,842	201,236
Conversion of special warrants (Note 11(b))	1,895,800	4,312,436
Public offering (ii)	8,975,000	26,119,755
Other stock issuance costs		(2,898,577)

Balance, December 31, 2004	30,283,389	42,843,134

Exercise of purchase and compensation warrants (Note 11(b))	2,432,175	3,736,317
Issuance of over allotment options (iii)	550,000	1,469,573
Exercise of stock options exercised — cash (Note 11(d))	25,000	19,750
Exercise of stock options exercised — cashless method (Note 11(d))	55,773	18,100
Other stock issuance costs	—	(73,849)

Balance, December 31, 2005	33,346,337	$48,013,025

19

JAGUAR MINING INC.
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars)
December 31, 2005
11.	Capital stock (continued):
(a)	Common shares (continued):
(i)	Deducted from the common share balance is an $800,000 loan to Brazilian Resources, Inc. (“BZI”) made October 2, 2003. In return for the loan, the Company received a first option to purchase BZI’s interest in a certain mining project. BZI used the proceeds of the loan to purchase 500,000 common shares of the Company from a third party. The loan bears interest at 5% per annum compounded annually, and was due October 1, 2005 and is secured by 500,000 of the Company’s common shares (Market value – December 31, 2005 — $1,694,406 (December 31, 2004 — $1,515,000)). On November 2, 2005, the loan was extended to June 30, 2006. Under CICA Emerging Issues Committee 132 – Share Purchase Financing, the loan is classified as a reduction to shareholders’ equity. Included in the statement of deficit is interest income of $40,000 (2004 — $40,000) relating to this loan.

(ii)	In December 2004, the Company completed a public offering of 8,975,000 units at a price of Cdn. $3.90 per unit for gross proceeds of $29,081,505 (Cdn.$35,002,500). Net proceeds received were $26,812,531 (Cdn. $32,271,562) after underwriters fees and legal costs were deducted. Each unit includes one common share and one-half of one common share purchase warrant. $2,961,750 (Cdn.$3,590,000) of the proceeds have been allocated to the warrants. In addition, the Company issued 538,500 broker warrants to the agent of the public offering. The broker warrants are included in the warrants schedule (Note 11(c)). Each broker warrant is convertible into one unit at a price of Cdn.$3.90 expiring December 31, 2006. A value of $630,045 (Cdn.$758,322) was allocated to the broker warrants and recorded as share issue cost.

(iii)	The Company granted the agents for the public offering mentioned above, an over-allotment option to increase the size of the offering by up to an additional 1,346,250 units at the offering price of Cdn. $3.90, which was exercisable until January 30, 2005. On January 21, 2005, the Company completed the sale of an additional 550,000 units for gross proceeds of $1,756,470 (Cdn.$2,145,000) from a partial exercise of the over-allotment option. Net proceeds received were $1,651,073 (Cdn. $2,002,858). Each unit included one common share and one-half of one common share purchase warrant. $181,500 (Cdn. $220,000) of the proceeds has been allocated to the warrants. In addition, the Company issued 49,500 broker warrants to the agent of the public offering. The broker warrants are included in the warrants schedule (Note 11(b)). Each broker warrant is convertible into one unit at a price of Cdn. $3.90 expiring December 31, 2006. A value of $38,610 (Cdn. $47,150) was allocated to the broker warrants and recorded as share issue cost.

20

JAGUAR MINING INC.
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars)
December 31, 2005
11.	Capital stock (continued):
(b)	Special warrants:

On May 20, 2004, the Company completed a private placement financing whereby it raised gross proceeds of $6,225,144 (Cdn.$8,500,000). The Company paid $372,479 (Cdn.$510,455) in cash fees and commissions to the agents for the private placement, as well as other issuance costs, resulting in net proceeds of $5,442,766 (Cdn.$7,458,758). The private placement consisted of 1,895,800 Special Warrants at Cdn. $4.50 per Special Warrant. Each Special Warrant is exercisable for one common share and one full share purchase warrant (“Warrant”). Each Warrant is exercisable for one common share at Cdn.$6.00 per share for two years from the date of closing of the private placement. On July 16, 2004, the Company filed a prospectus in order to qualify the distribution of the above private placement. On July 27, 2004, each Special Warrant was converted into one common share and one full share purchase warrant. The agents also received non-assignable options to purchase up to 113,748 Units at a price of Cdn. $5.40 per Unit until November 20, 2005. Each Unit consists of one common share and one full purchase warrant. Each purchase warrant is exercisable for one common share at Cdn. $6.00 per share for two years from the date of closing of the private placement. Value assigned was $4,312,436 to common shares, $1,013,100 to purchase warrants and $117,230 to compensation warrants.

(c)	Warrants:

	Number	Amount

Balance, January 1, 2004	2,847,175	288,717
Exercise of purchase warrants	(415,000)	(45,500)
Conversion of special warrants (Note 11 (b))	1,895,800	1,013,100
Issuance of compensation warrants (Note 11(b))	227,496	117,230

21

JAGUAR MINING INC.
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars)
December 31, 2005
11.	Capital stock (continued):
(c)	Warrants (continued):

Warrants issued by public offering in December 2004 (Note 11(a)(ii))		4,487,500	2,961,750

Compensation warrants issued on public offering in December 2004 (Note 11(a)(ii))	538,500

Underlying warrants associated with the compensation warrants issued December 2004 (Note 11(a)(ii))	269,250	807,750	630,045

Balance, December 31, 2004		9,850,721	$4,965,342

Over-allotment warrants issued (Note 11(a)(iii))		275,000	181,500

Compensation warrants issued with the over-allotment options issued in January 2005 (Note 11(a)(iii))	33,000

Underlying warrants associated with the compensation warrants issued in January 2005 (Note 11(a)(iii))	16,500	49,500	38,610

Exercise of purchase and compensation warrants		(2,432,175)	(243,217)

Expired – reallocated to Contributed Surplus		(227,496)	(117,230)

Issuance of warrants associated with the credit facility (Note 16(b))		1,743,835	1,729,426

Balance, December 31, 2005		9,259,385	$6,554,431

The following is a summary of the warrants date of grant, exercise price and expiry date at December 31, 2005:

Number		Exercise
Outstanding	Date of Issue	Price	Expiry Date
1,895,800	July 27, 2004	Cdn. $6.00	May 19, 2006
5,048,250	December 31, 2004 to January 21, 2005	Cdn. $4.50	December 31, 2007
571,500	December 31, 2004 to January 21, 2005	Cdn. $3.90	December 31, 2006
300,000	December 13, 2005	Cdn. $3.90	December 12, 2007
350,000	December 20, 2005	Cdn. $4.50	December 31, 2007
1,093,835	December 20, 2005	Cdn. $4.50	September 30, 2009

9,259,385

22

JAGUAR MINING INC.
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars)
December 31, 2005
11. Capital stock (continued)
(d)	Stock options:

During 2003, the Company established The Jaguar Stock Option Plan. Under the Plan the Company may grant options to directors, officers and employees of the Company, its parent companies and subsidiaries. The maximum number of the Company shares that have been reserved under this plan is 5,500,000. The options granted after February 17, 2004 do not have any specific vesting provisions.

Effective October 22, 2004, the Plan was amended to allow a cashless exercise of the options. Under this amendment, an option holder can elect to have the corporation withhold a number of shares of stock issued as payment of the exercise prices, based on the price of the shares at the close of trading on the day of exercise of the options, with the net shares issued to the optionee in connection with the exercised options. During the year ended December 31, 2005 — 80,000 options were exercised using the cashless method, ($nil for the year ended December 31, 2004).

Balance, January 1, 2004	$531,840
Stock based compensation	1,774,360
Options exercised	(49,430)

Balance, December 31, 2004	2,256,770

Stock based compensation	1,791,022
Options exercised conventionally	(3,500)
Options exercised cashless method	(18,100)

Balance, December 31, 2005	$4,026,192

23

JAGUAR MINING INC.
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars)
December 31, 2005
11. Capital stock (continued)
(d)	Stock options (continued):

		Weighted	Weighted
		Average	Average
Common share options	Number	Price	Price
		U.S.	Cdn.

Balance, January 1, 2004	1,961,961	$0.82	$3.76

Issued during the year	1,463,500		4.06

Options exercised
– exercisable in U.S.$’s	(135,700)	1.03
– exercisable in Cdn $’s	(7,142)		0.70

Balance, December 31, 2004	3,282,619	$0.79	$4.01
Issued during the year	1,275,000		3.51
Options exercised:
– exercisable in U.S.$’s	(105,000)	0.75
Options expired	(27,319)		4.74

Balance, December 31, 2005	4,425,300	$0.79	$3.80

	Outstanding		Weighted Average
Exercise	December 31,		Remaining Life	Number
price	2005		in Years	Exercisable

$0.65	843,750		2.21	843,750
$1.00	427,550		2.68	427,550
$2.00	28,000		2.75	28,000
$3.75 Cdn.	380,000		2.85	380,000
$3.60 Cdn.	25,000	(i)	2.88	25,000
$4.05 Cdn.	855,000		3.38	695,000
$4.25 Cdn.	201,000		3.46	66,330
$4.00 Cdn.	407,500		3.81	327,500
$3.47 Cdn.	917,500		4.13	780,000
$3.65 Cdn.	300,000		4.19	—
$3.29 Cdn.	40,000		4.94	40,000

	4,425,300			3,613,130

24

JAGUAR MINING INC.
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars)
December 31, 2005
11.	Capital stock (continued):
(d)	Stock options (continued):
(i)	The Company will contribute Cdn.$2.64 toward the exercise of each common share purchased pursuant to such exercise.

The weighted average fair value at the date of grant for the options granted during the year ended December 31, 2005 was $1.40 (2004 — $1.48). The cost of the options will be amortized over the vesting period.

The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions.

	2005		2004
Risk-free interest rate		4.0%–4.5%		4.0%–4.5%
Expected dividend yield		0.0%		0.0%
Expected share price volatility		50.0%		50.0%
Expected life of the options	5	years	5	years
(e)	Contributed surplus:

Balance, December 31, 2004	$—
Warrants expired during the year	117,230

Balance, December 31, 2005	$117,230

12.	Related party transactions:
(a)	The Company incurred fees of $954,000 for the year ended December 31, 2005 (2004 — $919,000) from IMS Empreendimentos Ltda. (“IMS”), a corporate shareholder, who provides operating services to the Company’s Brazilian subsidiary. The fees are included in management fees in the statement of operations. Included in accounts payable and accrued liabilities is $80,000 (December 31, 2004 — $6,000) owing to IMS.

(b)	The Company incurred management fees of $60,000 for the year ended December 31, 2005 (2004 — $240,000) from BZI who provides administrative services. The agreement ceased on March 31, 2005. The management fees are included in the statement of operations.

25

JAGUAR MINING INC.
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars)
December 31, 2005
12.	Related party transactions (continued):
(c)	The Company incurred legal expenses of $647,515 (year ended December 31, 2004 — $656,184) from a legal firm of which the Secretary of the Company is a Senior Partner. Of these expenses, $139,948 (2004 — $nil) are included in prepaid expenses and sundry assets and $nil (2004 — $380,894) are included as share issuance costs on the balance sheet. At December 31, 2005, accounts payable and accrued liabilities includes $225,625 (December 31, 2004 — $273,438) due to this legal firm.

(d)	The Company incurred occupancy fees of $110,000 for the year ended December 31, 2005 (December 31, 2004 — $nil) to BZI for use of administrative offices. The occupancy costs are included in the statement of operations. At December 31, 2005, accounts payable and accrued liabilities includes $61,050 (December 31, 2004 — $7,357) due to BZI.
13.	Basic and diluted net loss per share:

	2005	2004

Numerator
Net loss for the period	$(12,838,693)	$(3,802,490)

Denominator
Weighted average number of common shares outstanding	31,766,914	20,808,047
Common shares
– share purchase loan (Note 11(a)(i))	(500,000)	(500,000)

	31,266,914	20,308,047

Basic net loss per share	$(0.41)	$(0.19)

Diluted net loss per share	$(0.41)	$(0.19)

The determination of the weighted average number of shares outstanding for the calculation of diluted net loss per share does not include the effect of outstanding warrants and options since they are anti-dilutive.

26

JAGUAR MINING INC.
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars)
December 31, 2005
14. Non-cash investing and financing activities:

	2005		2004

Property purchased by issuing note payable (Note 9(d))	$		$750,000

Share purchase loan (Note 3(c))	$		$130,000

Equipment purchased on issuing note payable (Note 9(e),(f),(g))		$1,179,000	$—

Warrants issued in conjunction with the Turmalina loan facility (Note 16(b))		$1,729,426	$—
During the period, the company paid $184,000 (2004 — $97,000) in interest.

15.	Financial instruments:
(a)	Fair value of financial instruments

The carrying amounts of cash and cash equivalents, loans receivable, accounts payable and accrued liabilities and the current portion of notes payable in the consolidated balance sheet approximate fair values due to their short term to maturity. The long term portion of notes payable approximate fair value because the interest rates charged are at market rates.

(b)	Derivative financial instruments

In connection with the Turmalina loan facility (Note 16(b)), the Company has entered into forward sales contracts to manage commodity price exposure on gold sales. The contracts are matched to a percentage of the anticipated future production of gold by the Turmalina and Sabará mining operations from the first quarter of 2007 to the second quarter of 2009 for a total of 77,002 ounces. The forward sales contracts are to be settled at US$527.10 per ounce at the end of each quarter over the term of the contract against the London PM fix without requirement for the delivery of the gold produced.

27

JAGUAR MINING INC.
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars)
December 31, 2005
15.	Financial instruments (continued):
(b)	Derivative financial instruments (continued):

As at December 31, 2005 long term liabilities include $3,392,974 of unrealized forward sales contracts due by the company.

The Company is exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments, but does not expect any counterparties to fail to meet their obligations. The Company deals with only highly rated counterparties, normally major financial institutions. The Company is exposed to credit risk when there is a positive fair value of derivative financial instruments at a reporting date.
16.	Commitments:
(a)	The Company has entered into a management agreement with IMS, a corporate shareholder, whereby IMS will provide certain agreed services to MSOL and will be paid $79,500 per month until December 31, 2005. The two parties are presently negotiating the terms of the contract. IMS is presently receiving the same monthly amount as in 2005.

(b)	Turmalina loan facility:

The Company, through its subsidiary MTL entered into a loan facility agreement in the amount of $14,000,000. The loan will be used primarily to finance the development, construction and start up of the Turmalina project. Up to $2,250,000 of the loan may be used for the Sabará project. The loan bears interest at LIBOR plus 4% per annum. The loan also has a commitment fee of interest at 1.25% per annum on undrawn funds, which is payable quarterly. The loan is repayable in quarterly payments of $1,400,000 beginning June 30, 2007 until September 30, 2009. The loan terms require hedging strategies for gold price protection and currency protection (Notes 15(b), 18). The loan is secured by all of the assets of MTL including an escrow agreement regarding the proceeds bank accounts, a pledge by MSOL of its quota shares in MTL, the assets of the Sabará Zone A and Zone C projects, a limited recourse guarantee by MSOL, a guarantee by Jaguar, and a negative pledge by Jaguar against disposing or encumbering their quota shares in MSOL. The arrangement fee included a cash fee of $280,000 (included in prepaid financing fees (Note 5), issuance of 350,000 listed Jaguar warrants as well as financier warrants consisting of 1,093,835 unlisted warrants. 300,000 unlisted warrants were also issued to consultants involved in the financing (Note 11(c)).

The following is a summary of the warrants issued in conjunction with the credit facility:

Warrants	Number		Exercise
issued to:	of warrants	Date of Issue	Price	Expiry Date

Consultants	300,000	December 13, 2005	Cdn. $3.90	December 12, 2007

Agent	350,000	December 20, 2005	Cdn. $4.50	December 31, 2007

Lender	1,093,835	December 20, 2005	Cdn. $4.50	September 30, 2009

	1,743,835
On February 17, 2006, MTL received $7,600,000 of the loan facility of which $2,250,000 was paid to MSOL for funds previously spent at Sabará.

28

JAGUAR MINING INC.
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars)
December 31, 2005
17.	Write down of Inventory:

The write down of inventory is made up of the following:
(a)	A $2,995,781 write down of gold in process inventory to net realizable value related to a lower than expected recovery rate in 2005. The combined effect of over-mining the Zone B resource to compensate for permitting delays on other replacement projects and the unexpected presence of graphite in certain parts of the ore body have reduced the year-to-date recovery to 54%. This resulted in substantially higher cash costs than projected. The over-mining led to the processing of excessive amounts of poor quality transition zone ore containing both oxides and sulfides.

(b)	Management re-assayed the stockpile in Q3 2005 and determined that the estimated recovery grade of the Zone B stockpile was lower than previously considered. The Company made an adjustment of $1,525,322 to write down this inventory to net realizable value.
18.	Subsequent events:
(a)	In January of 2006, the Company entered into forward exchange contracts to purchase R$22,190,000 (Brazilian reais) for $9,000,000 with various settlement dates between March 31, 2006 and December 28, 2007 at a weighted average rate of 2.4656. The terms of the contract require a percentage of the funds to be held on deposit as collateral to cover the contracts. As of March 30, 2006 $3,000,000 of cash was restricted for this purpose.

(b)	On March 27, 2006 the Company completed an equity financing with a syndicate of underwriters and issued 11,435,000 common shares of Jaguar at Cdn.$5.25 per share for gross proceeds of Cdn.$60,033,750. Pursuant to the underwriting agreement, the underwriters were paid an underwriters fee equal to five and one-half percent (5.5%) of the gross proceeds of the offering. The underwriters also received a non-transferable compensation option entitling the underwriters to acquire 343,050 common shares of Jaguar, exercisable at Cdn. $5.25 and with an expiry date of March 27, 2008. . Proceeds of the offering will be used to fund the development of the Company’s Brazilian projects and for general corporate purposes.

(c)	The Company has optioned seven properties from Companhia Vale do Rio Doce (“CVRD”) in the Sabará Region of the Iron Quadrangle gold belt. The concessions, totalling 9,500 acres, are close to Jaguar’s existing Caeté Plant.

The purchase option from CVRD expires at the end of the first quarter of 2008. The purchase price is 3.5% of the market value of CVRD’s currently estimated resources plus 2.5% of any additional resources determined by Jaguar, after deducting expenses associated with the transfer. By April 2006 Jaguar intends to complete an audit of the CVRD resource estimates. CVRD retains certain iron ore exploration rights on the properties and retains a 70% back-in right if Jaguar has more than five million ounces of gold reserves on the properties by November 2010. The contract grants corresponding rights for CVRD to explore a Jaguar property for iron and to acquire iron mineral rights in the property until November 2008. Jaguar and CVRD are required to approve each other’s exploration plan.

(d)	In January of 2006, the Company repaid $400,000 of its note payable to AngloGold (Note 7(e), 9(d)).
19.	Comparative figures:

Certain comparative figures have been reclassified to conform to current year presentation.

29

Document No. 5
JAGUAR MINING INC.
Interim Consolidated Financial Statements
March 31, 2007
(Unaudited)

JAGUAR MINING INC.
Interim Consolidated Balance Sheets
(Expressed in thousands of U.S. dollars)
March 31, 2007
(Unaudited)

	March 31,	December 31,
	2007	2006

Assets
Current assets:
Cash and cash equivalents	$78,831	$14,759
Cash in trust (Note 7(b))	15,865	—
Accounts receivable	3,166	1,742
Inventory	7,102	5,297
Prepaid expenses and sundry assets (Note 3)	5,653	4,812
Unrealized foreign exchange gains (Note 11(b))	1,042	—

	111,659	26,610

Prepaid expenses and sundry assets (Note 3)	8,524	9,657
Unrealized foreign exchange gains (Note 11(b))	—	709
Net smelter royalty (Note 2)	1,462	1,535
Restricted cash (Note 12)	3,313	6,027
Plant and equipment	40,077	37,496
Mineral exploration projects and mining properties (Note 4)	48,478	42,096

	$213,513	$124,130

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$8,202	$6,625
Current portion of notes payable (Note 6)	7,205	5,274
Asset retirement obligations (Note 5)	304	289
Forward sales derivative liability (Note 11(a))	4,270	3,388

	19,981	15,576

Forward sales derivative liability (Note 11(a))	6,727	6,828
Notes payable (Note 6)	67,607	10,550
Future income taxes	298	421
Asset retirement obligations (Note 5)	1,384	1,380

Total liabilities	95,997	34,755

Shareholders’ equity
Common shares (Note 7(a))	138,415	106,834
Warrants (Note 7(b))	889	4,072
Stock options (Note 7(c))	8,943	8,745
Contributed surplus	1,149	1,149
Deficit	(31,880)	(31,425)

	117,516	89,375
Commitments (Notes 11 and 13)

	$213,513	$124,130

See accompanying notes to interim consolidated financial statements.
On behalf of the Board:
Gary E. German           Director
Daniel R. Titcomb        Director

1

JAGUAR MINING INC.
Interim Consolidated Statements of Operations, Comprehensive Income and Deficit
(Expressed in thousands of U.S. dollars, except per share amounts)
(Unaudited)

	Three Months	Three Months
	Ended	Ended
	March 31,	March 31,
	2007	2006

Gold sales	$6,542	$2,125
Production costs	(2,882)	(1,558)
Other cost of goods sold	(7)	—
Depletion and amortization	(291)	(656)

Gross profit (loss)	3,362	(89)

Operating expenses:
Exploration	222	18
Stock-based compensation (Note 7(c))	201	105
Administration	1,688	1,434
Management fees (Note 9(a))	189	178
Accretion expense	17	4
Other	242	—

Total operating expenses	2,559	1,739

Income (loss) before the following	803	(1,828)

Unrealized loss on forward sales derivatives (Note 11(a))	781	5,021
Realized loss on forward sales derivatives (Note 11(a))	935	—
Unrealized gain on forward foreign exchange derivatives (Note 11(b))	(333)	(486)
Realized gain on forward foreign exchange derivatives (Note 11 (b))	(131)	(36)
Foreign exchange gain	(679)	(335)
Amortization of deferred financing expense	—	127
Interest expense	1,019	71
Interest income	(345)	(202)

Total other expenses	1,247	4,160

Loss before income taxes	(444)	(5,988)

Income taxes
Current income taxes	193	—
Future income taxes (recovered)	(141)	176

Total income taxes	52	176

Net loss and comprehensive income for the period	(496)	(6,164)

Deficit, beginning of period as reported	(31,425)	(18,711)
Adjustment to opening deficit (Note 1(a))	41	—

Deficit as restated	(31,384)	(18,711)
Interest income — share purchase loans	—	10

Deficit, end of period	$(31,880)	$(24,865)

Basic and diluted net loss per share (Note 8)	$(0.01)	$(0.18)

Weighted average number of common shares outstanding (Note 8)	48,384,918	33,781,140
See accompanying notes to interim consolidated financial statements.

2

JAGUAR MINING INC.
Interim Consolidated Statements of Cash Flows
(Expressed in thousands of U.S. dollars)
(Unaudited)

	Three Months	Three Months
	Ended	Ended
	March 31,	March 31,
	2007	2006

Cash provided by (used in):
Operating activities:
Net loss for the period	$(496)	$(6,164)
Items not involving cash:
Unrealized foreign exchange (gain) loss	18	(82)
Stock-based compensation	201	105
Amortization of deferred financing costs	—	127
Non-cash interest expense	293	—
Accretion expense	17	4
Future income taxes (recovered)	(141)	176
Depletion and amortization	291	656
Interest on loans receivable	—	(102)
Unrealized loss on forward sales derivatives	781	5,021
Unrealized gain on foreign exchange contracts	(333)	(486)

Change in non-cash operating working capital
Accounts receivable	(1,424)	(867)
Inventory	(1,097)	(1,367)
Prepaid expenses and sundry assets	(1,801)	(2,339)
Accounts payable and accrued liabilities	1,577	2,677
Asset retirement obligations	(2)	—

	(2,116)	(2,641)
Financing activities:
Net smelter royalty received	73	—
Issuance of common shares, special warrants and warrants, net	12,530	48,155
Decrease (increase) in restricted cash	2,714	(3,000)
Repayment of debt	(136)	(400)
Increase in debt	60,965	7,842

	76,146	52,597
Investing activities
Mineral exploration projects and mining properties	(6,568)	(5,187)
Purchase of plant and equipment	(3,390)	(2,782)

	(9,958)	(7,969)

Increase in cash and cash equivalents	64,072	41,987
Cash and cash equivalents, beginning of period	14,759	9,533

Cash and cash equivalents, end of period	$78,831	$51,520

Supplemental cash flow information (Note 10)
See accompanying notes to interim consolidated financial statements.

3

JAGUAR MINING INC.
Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)
Three months ended March 31, 2007
(Unaudited)
1.	Significant Accounting Policies:

Other than the changes in accounting policies noted below, the interim consolidated financial statements of Jaguar Mining Inc. (the “Company”) follow the same accounting policies and methods of application as the annual audited consolidated financial statements. The interim consolidated financial statements do not contain all disclosures as required by Canadian generally accepted accounting principles and accordingly should be read in conjunction with the Company’s annual audited consolidated financial statements.

Effective January 1, 2007 the Company adopted the new CICA Handbook Standards relating to financial instruments. These new standards have been adopted on a prospective basis with no restatement of prior period financial statements.
(a)	Section 3855, “Financial Instruments — Recognition and Measurement” provides guidance on the recognition and measurement of financial assets, financial liabilities and derivative financial instruments. This new standard requires that all financial assets and liabilities be classified as either: held-to-maturity, held-for-trading, loans and receivables, available-for-sale, or other financial liabilities. The initial and subsequent recognition depends on their initial classification.
▪	Held-to-maturity financial assets are initially recognized at their fair values and subsequently measured at amortized cost using the effective interest method. Impairment losses are charged to net earnings in the period in which they arise.

▪	Held-for-trading financial instruments are carried at fair value with changes in the fair value charged or credited to net earnings in the period in which they arise.

▪	Loans and receivables are initially recognized at their fair values, with any resulting premium or discount from the face value being amortized to income or expense using the effective interest method. Impairment losses are charged to net earnings in the period in which they arise.

▪	Available-for-sale financial instruments are carried at fair value with changes in the fair value charged or credited to other comprehensive income. Impairment losses are charged to net earnings in the period in which they arise.

▪	Other financial liabilities are initially measured at cost or at amortized cost depending upon the nature of the instrument with any resulting premium or discount from the face value being amortized to income or expense using the effective interest method.

▪	All derivative financial instruments meeting certain recognition criteria are carried at fair value with changes in fair value charged or credited to income or expense in the period in which they arise.
The standard requires the Company to make certain elections, upon initial adoption of the new rules, regarding the accounting model to be used to account for each financial instrument. This new section also requires that transaction costs incurred in connection with the issuance of financial instruments either be capitalized and presented as a reduction of the carrying value of the related financial instrument or expensed as incurred. If capitalized, transaction costs must be amortized to income using the effective interest method. This section does not permit the restatement of financial statements of prior periods.

4

JAGUAR MINING INC.
Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)
Three months ended March 31, 2007
(Unaudited)
1.	Significant Accounting Policies (continued):
(a)	(continued:)

Following is a summary of the accounting model the Company has elected to apply to each of its significant categories of financial instruments outstanding as of January 1, 2007 and/or March 31, 2007:

Cash and cash equivalents	Held-for-trading
Restricted cash	Held-for-trading
Accounts receivable	Loans and receivables
Forward foreign exchange derivative asset	Held-for-trading
Accounts payable and accrued liabilities	Other liabilities
Forward sales derivative liability	Held-for-trading
Notes payable	Other liabilities
In addition, the Company has elected to account for transaction costs related to the issuance of financial instruments as a reduction of the carrying value of the related financial instruments.

The adoption of this new section resulted in an adjustment to the carrying value of the Company’s previously recognized financial liabilities and an adjustment in the amount of $41,000 to the opening deficit, a reduction of $2.1 million to deferred financing costs, and a reduction to notes payable of $2.1 million as at January 1, 2007.

(b)	Section 1530, “Comprehensive Income”, along with Section 3251, “Equity” which amends Section 3250, “Surplus”, require enterprises to separately disclose comprehensive income and its components as well as net income in their financial statements. Further, they require enterprises to separately present changes in equity during the period as well as components of equity at the end of the period, including comprehensive income. Since the Company does not have any elements of comprehensive income, the adoption of these sections did not have any impact on the Company’s financial statements.

(c)	Section 3865, “Hedges” allows optional treatment providing that hedges be designated as either fair value hedges, cash flow hedges or hedges of a self-sustaining foreign operation. Since the Company does not currently have hedging programs in place which qualify for hedge accounting, the adoption of this section did not have any impact on the Company’s financial statements.

5

JAGUAR MINING INC.
Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)
Three months ended March 31, 2007
(Unaudited)
2. Net Smelter Royalty:

	March 31,	December 31,
	2007	2006

Net Smelter Royalty	$1,462	$$1,535

On March 20, 2006, the Company entered into an agreement with Prometálica Mineração Ltda (“PML”) whereby it exchanged the loan receivable from PML for a 1.5% Net Smelter Royalty (“NSR”) on its Monte Cristo project for a term of 4.5 years, which is the expected life of the project. This agreement was executed on May 10, 2006. PML had the right to buy out the NSR on or before December 31, 2006 for the amount of $1.63 million. During the first quarter of 2007 the right to buy out the NSR was extended to September 30, 2007. The NSR was recorded on the Company’s books at the amount of the receivable, plus accrued interest through March 20, 2006. During the first quarter of 2007 the carrying value of the NSR was reduced by $73,000 for royalties received on a cash basis. PML’s controlling shareholders are BZI and IMS Empreendimentos Ltda, the founding shareholders of the Company.
3.	Prepaid Expenses and Sundry Assets:

	March 31,	December 31,
	2007	2006

Balance is made up of:
Advances to suppliers	$596	$331
Recoverable taxes (a)	13,107	11,510
Deferred financing fees (Note 1(a))	—	2,093
Sundry receivables from related parties (b)	149	149
Other	325	386

	14,177	14,469

Less:

Long term recoverable taxes	8,494	7,517
Long term other prepaid expenses	30	47
Long term deferred finance fees	—	2,093

	8,524	9,657

Current portion of prepaid expenses and sundry assets	$5,653	$4,812

(a)	The Company is required to pay certain taxes in Brazil, based on consumption. These taxes are recoverable from the Brazilian tax authorities through various methods. The recoverable taxes are denominated in Brazilian reais (R$).

(b)	Sundry receivables due from Prometálica Centro Oeste (“PCO”) and PML, related parties (Note 9(d)). PCO is controlled by IMS Empreendimentos Ltda, a founding shareholder of the Company.

6

JAGUAR MINING INC.
Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)
Three months ended March 31, 2007
(Unaudited)
4. Mineral Exploration Projects and Mining Properties:

	Balance		Balance		Balance
	December 31,		December 31,		March 31,
	2005	Additions	2006	Additions	2007

(a) Sabará property:
Acquisition of property	$3,195	$—	$3,195	$—	$3,195
Mine development expenditures, exploration and carrying costs	3,318	590	3,908	1,531	5,439
Asset retirement obligations (Note 5)	127	325	452	5	457
Accumulated amortization	(3,434)	(1,805)	(5,239)	(56)	(5,295)

	3,206	(890)	2,316	1,480	3,796

(b) Rio De Peixe property:
Acquisition of mineral rights to the property	1,266	—	1,266	63	1,329
Exploration expenditures and carrying costs	8	8	16	25	41

	1,274	8	1,282	88	1,370

(c) Santa Bárbara Region:
Acquisition of property	1,114	—	1,114	(63)	1,051
Mine development expenditures, exploration and carrying costs	2,337	6,132	8,469	1,117	9,586
Asset retirement obligations (Note 5)	—	247	247	—	247
Accumulated amortization	(95)	(484)	(579)	—	(579)

	3,356	5,895	9,251	1,054	10,305

(d) Catita, Paciência and Camára properties:
Acquisition of properties	818	—	818	—	818
Mine development expenditures, exploration and carrying costs	4,980	9,005	13,985	2,227	16,212
Accumulated amortization	(118)	(69)	(187)	—	(187)

	5,680	8,936	14,616	2,227	16,843

(e) Turmalina:
Acquisition of properties	1,883	—	1,883	—	1,883
Mine development expenditures, exploration and carrying costs	2,981	8,944	11,925	1,668	13,593
Asset retirement obligations (Note 5)	—	964	964	—	964
Accumulated amortization	—	—	—	(135)	(135)
Reclassification to plant and equipment	(141)	—	(141)	—	(141)

	4,723	9,908	14,631	1,533	16,164

Total Mineral Exploration Projects and Mining Properties	$18,239	$23,857	$42,096	$6,382	$48,478

7

JAGUAR MINING INC.
Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)
Three months ended March 31, 2007
(Unaudited)
5.	Asset Retirement Obligations:

	March 31,		December 31,
	2007		2006

Balance, beginning of period		$1,669		$211
Liabilities incurred
Sabará Plant and Zone A	$5		$325
Pilar	—		247
Turmalina	—	5	964	1,536

Reclamation expense incurred		(3)		(105)
Accretion expense		17		27

Balance, end of period		1,688		1,669
Less: current portion		304		289

		$1,384		$1,380

     The asset retirement obligations relate to the following:
(a)	Sabará property:

The Company expects to spend approximately $127,000 in 2007 to reclaim the land that has been disturbed as a result of the mining activity.

(b)	Caeté Plant:

The Company expects to spend approximately $110,000 in 2013 relating to plant closure costs.

(c)	Sabará Plant and Zone A:

The Company expects to spend approximately $406,000 between 2008 and 2015 to reclaim land that has been disturbed as a result of mining activity.

(d)	Pilar Mine Development:

The Company expects to spend approximately $181,000 in 2007 to reclaim land that has been disturbed as a result of mining activity.

(e)	Turmalina Plant and Mine:

The company expects to spend approximately $1.4 million between 2011 and 2016 to reclaim land that has been disturbed as a result of the mining activity.
     The estimated future cash flows have been discounted at a credit adjusted risk free rate of 10%.

8

JAGUAR MINING INC.
Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)
Three months ended March 31, 2007
(Unaudited)
6.	Notes Payable:

		March 31,	December 31,
		2007	2006

(a) Due to AngloGold		$350	$350
(b) Due to ABN AMRO		334	390
(c) Due to Bank Boston		33	39
(d) Due to Banco Volkswagen		423	444
(e) Due to Banco Itau S.A.		270	296
(f) Due to RMB International	$14,000
Less: unamortized discount	(1,841)	12,159	14,000

(g) Due to Banco Bradesco		278	305
(h) Due to Banco Bradesco		500	—
(i) Private placement notes	74,811		—
Less: unamortized discount	(14,346)	60,465	—

		74,812	15,824
Less: Current portion		7,205	5,274

		$67,607	$10,550

(a)	Due to AngloGold

Relates to purchase of quota shares of Mineração Turmalina Ltda. (“MTL”). The demand note payable is repayable with interest based on the U.S. consumer price index and is expected to be repaid in 2007.

(b)	Due to ABN AMRO

Relates to a secured credit facility of R$2 million (approximately $975,000) for the purpose of purchasing equipment. As at March 31, 2007 R$685,000 ($334,000) was outstanding. The loan bears interest at TJLP (Brazilian government rate) plus 4% (10.5% at March 31, 2007 and 10.85% at December 31, 2006) and is repayable over 36 months. The loan is secured by the equipment purchased and short term investments of R$642,000 (approx $313,000).

(c)	Due to Bank Boston

Relates to a secured credit facility of R$1 million (approximately $488,000) for the purpose of purchasing equipment. As at March 31, 2007 R$68,000 ($33,000) was outstanding. The loan bears interest at TJLP (Brazilian government rate) plus 3% (9.5% at March 31, 2007 and 9.85% at December 31, 2006) and is repayable over 36 months. The loan is secured by the equipment purchased.

(d)	Due to Banco Volkswagen

Relates to a secured note payable of R$948,000 ($462,000) at March 31, 2007 for the purpose of purchasing trucks. The loan bears interest at TJLP (Brazilian government rate) plus 2.99% (9.49% at March 31, 2007 and 9.84% at December 31, 2006) and is repayable over 48 months. The loan is secured by the trucks purchased.

(e)	Due to Banco Itau S.A.

Relates to a secured note payable of R$632,000 ($308,000) for the purpose of purchasing equipment. The loan bears interest at TJLP (Brazilian government rate) plus 2.7% per annum (9.2% at March 31, 2007 and 9.55% at December 31, 2006) and is repayable over 36 months. The loan is secured by the equipment purchased.

9

JAGUAR MINING INC.
Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)
Three months ended March 31, 2007
(Unaudited)
6.	Notes Payable (continued):
(f)	Due to RMB International

Relates to a loan facility agreement with a principal amount of $14 million. Effective January 1, 2007 the loan was recorded at the carrying value of $11.9 million (principal outstanding less the unamortized financing fees) in accordance with CICA Handbook Section 3855 (Note1(a)). The loan was used primarily to finance the development, construction and start up of the Turmalina project.$2.25 million of the loan was used for the Sabará project. The loan bears interest at U.S. LIBOR plus 4% per annum (9.35% at March 31, 2007 and 9.36% at December 31, 2006). The loan also has a commitment fee of 1.25% per annum on undrawn funds, which is payable quarterly. The loan is repayable in quarterly installments of $1.4 million commencing June 30, 2007 until September 30, 2009. The terms of the loan require hedging strategies for gold price and currency protection (Note 11). The loan is secured by all of the assets of MTL, including an escrow agreement regarding the proceeds bank accounts (through which all Turmalina and Sabará related cash transactions must flow), a pledge by MSOL of its quota shares in MTL, the assets of the Sabará Zone A and Zone C projects, a limited recourse guarantee by MSOL, a guarantee by Jaguar, and a negative pledge by Jaguar against disposing or encumbering their quota shares in MSOL. The arrangement fee included a cash fee of $280,000, issuance of 350,000 listed Jaguar warrants as well as financier warrants consisting of 1,093,835 unlisted warrants. 300,000 unlisted warrants were also issued to consultants involved in the financing. These warrants valued at $1.7 million were issued in association with the credit facility. The cost of warrants and arrangement fees are included in the carrying value of the loan and are being amortized over the life of the loan using the effective interest method. The terms of the loan require that financial covenants (primarily in relation to anticipated future cash flows and additional financial indebtedness) be maintained. As at March 31, 2007 the Company was in compliance with these financial covenants. The terms of the loan also required that a minimum of $2.5 million plus accrued interest ($2.7 million as at December 31, 2006) be deposited to a cost overrun account (Note 12). The restrictions on these funds were lifted during the first quarter of 2007.

(g)	Due to Banco Bradesco

Relates to secured notes payable of R$651,000 ($317,000) for the purpose of purchasing equipment. The equipment loans bear interest at TJLP (Brazilian government rate) plus 2.7% (9.2% at March 31, 2007 and 9.55% at December 31, 2006) and are repayable over 36 months. The loans are secured by the equipment purchased.

(h)	Due to Banco Bradesco

Relates to secured notes payable of $500,000 for general working capital. The advance on the export contracts loan bears interest at 6.6% and is repayable August 29, 2007. The note is secured by future gold sales.

10

JAGUAR MINING INC.
Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)
Three months ended March 31, 2007
(Unaudited)
6.	Notes Payable (continued):
(i)	Private placement notes

Relates to notes payable issued in a private placement of 86,250 units on March 22, 2007 for gross proceeds of Cdn.$86.3 million ($74.5 million). Each unit is comprised of a secured note in the principal amount of Cdn.$1,000, bearing a coupon of 10.5%, payable semi-annually in arrears, and 25 common shares of Jaguar (Note 7(a)). The notes are secured by shares of MSOL and are repayable on March 23, 2012. The quota shares of the wholly owned Brazilian subsidiary of the Company, which holds all of the operating assets of the Company, serve as the security for the notes. The Company has full rights to and is in the process of substituting for such security of a wholly owned Brazilian subsidiary of the Company which will hold Paciência and Caeté. At the option of the Company, the notes may be redeemed in whole or in part after March 22, 2010 at 102% of the principal amount, and at 101% of the principal amount after March 22, 2011. In addition, the notes may be redeemed in whole prior to March 23, 2010 at 102% of the principal amount should a change of control occur.

The Company allocated a portion of the private placement proceeds to common shares based on the share price of the common shares on March 8, 2007. The following is a summary of the allocation of the proceeds from private placement notes and reconciliation to the carrying value outstanding as at March 31, 2007:

	Notes	Common
	Payable	Shares

Gross proceeds	$74,508	$ n/a
Allocation to common shares	(11,507)	11,507
Finance fees	(2,830)	(524)

Net	60,171	10,983
Amortization of finance fees	48	n/a
Period end foreign exchange adjustment	246	n/a

Net carrying value of private placement notes	$60,465	$10,983

7.	Capital Stock:
(a)	Common shares:

Authorized and issued:

The Company is authorized to issue an unlimited number of common shares. The Company has issued the following common shares.

	Number	Amount

Balance, January 1, 2007 (i), (ii)	47,916,908	$106,834
Early warrant exercises (Note 7(b))	5,122,428	21,948
Stock issuance costs related to early warrant exercise (Note 7(b))	—	(1,361)
Exercise of stock options (Note 7(c))	4,000	11
Private placement notes (Note 6(i))	2,156,250	11,507
Stock issuance costs related to private placement notes	—	(524)

Balance, March 31, 2007	55,199,586	$138,415

11

JAGUAR MINING INC.
Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)
Three months ended March 31, 2007
(Unaudited)
7.	Capital Stock (continued):
(a)	Common shares (continued):
(i)	Deducted from the common share balance as at January 1, 2005 and December 31, 2005 was an $800,000 loan to Brazilian Resources Inc. (“BZI”) made October 2, 2003. In return for the loan, the Company received a first option to purchase BZI’s interest in a certain mining project. BZI used the proceeds of the loan to purchase 500,000 common shares of the Company from a third party. The loan was fully repaid in 2006. Under CICA Emerging Issues Committee 132 — Share Purchase Financing, the loan was classified as a reduction to shareholders’ equity and the repayment as an increase to shareholders’ equity. Included in the statement of deficit is interest income of $nil (March 31, 2006 — $10,000) relating to this loan.

(ii)	In August 2006, Jaguar received approval from the TSX for its proposed normal course issuer bid to purchase up to the lesser of 2,291,655 common shares, being 5% of the issued and outstanding common shares of Jaguar at that time, or the number of common shares equal to a maximum aggregate purchase price of $1 million. The normal course issuer bid commenced on August 25, 2006 and will terminate on August 24, 2007. During the fourth quarter of 2006, Jaguar purchased 1,000 common shares at an average price of Cdn.$4.65. These shares and any shares purchased under the normal course issuer bid in the future will be scheduled for cancellation.
On January 31, 2007 the Company adopted a Shareholder Rights Plan (“Rights Plan”) to ensure the fair treatment of shareholders in connection with any take-over bid for common shares of Jaguar. Rights issued under the Rights Plan will become exercisable upon the announcement of an intention to acquire beneficial ownership of 20% or more of the outstanding shares of the Company without complying with the Permitted Bid provisions in the Rights Plan or without approval of the board. These rights will entitle shareholders to purchase additional common shares at a substantial discount to the market price at that time. The Rights Plan has been approved by the Toronto Stock Exchange and is subject to ratification by the shareholders.

(b)	Warrants:

	Number	Amount

Balance, January 1, 2007	5,741,300	$4,072
Exercise of purchase warrants	(4,818,852)	(3,183)

Balance, March 31, 2007	922,448	$889

The following is a summary of the warrants date of grant, exercise price and expiry date at March 31, 2007:

Number
Outstanding	Date of Issue	Exercise Price	Expiry Date

579,398	December 31, 2004 to December 20, 2005	Cdn. $4.50	December 31, 2007

343,050	March 27, 2006	Cdn. $5.25	March 27, 2008
922,448

12

JAGUAR MINING INC.
Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)
Three months ended March 31, 2007
(Unaudited)
7.	Capital Stock (continued):
(b)	Warrants (continued):

On February 27, 2007, the Company filed a final short form prospectus to issue up to 340,090 common shares to the holders of 5,398,250 common share purchase warrants, upon early exercise of its listed warrants. Each warrant entitles the holder to acquire one common share of the Company at a price of Cdn.$4.50 on or before December 31, 2007. Under the early exercise program the holder could acquire an additional 0.063 of one common share in the event that such holder exercised the warrants during the 30-day early exercise period that commenced on February 28, 2007 and ended on March 30, 2007. The early exercise warrant transaction was approved by shareholders on February 27, 2007 and by warrant holders on February 28, 2007.

As of March 30, 2007, 4,818,852 warrants were exercised for gross proceeds of $18.8 million in exchange for 5,122,428 shares. This represented 89.3% of the listed warrants outstanding on February 28, 2007 thereby forcing each remaining listed warrant (579,398) to be exchanged for 0.2982 common shares of the Company by April 30, 2007 (except those warrants held by U.S. warrant holders who are not accredited investors or who are accredited investors but who did not deliver a subscription form and representation letter pursuant to the program). As of May 2, 2007, approximately 100,000 of the remaining listed warrants were exchanged for approximately 31,000 shares. The warrants converted to shares subsequent to March 31, 2007 are not reflected in the financial statements. As at March 31, 2007 $2.9 million was received and $15.9 million of cash was held in trust relating to warrant exercises (December 31, 2006 — $nil). The cash in trust as at March 31, 2007 was received by the Company from the trustee on April 2, 2007.

Blackmont Capital Inc. (“BCI”) acted as financial advisor and soliciting dealer manager to the Company in connection with the issuance of the early exercise shares and the exchange shares. The Company agreed to pay BCI a financial advisory fee of 3% of the exercise price for each warrant that was submitted for exercise in connection with the early exercise, ($564,000 is included in accounts payable and as stock issuance costs included in capital stock.)

(c)	Stock options:

During 2003, the Company established The Jaguar Stock Option Plan (the “Plan”). Under the Plan the Company may grant options to directors, officers, employees, and consultants of the Company, and its subsidiaries. The maximum number of Company shares that have been reserved under this plan is 8,000,000. Options granted after February 17, 2004 do not have any specific vesting provisions.

Effective October 22, 2004, the Plan was amended to allow a cashless exercise of the options. Under this amendment, an option holder can elect to have the Company withhold a number of shares of stock issued as payment of the exercise prices, based on the price of the shares at the close of trading on the day of exercise of the options, with the net shares issued to the optionee in connection with the exercised options. During the period ended March 31, 2007, no options were exercised using the cashless method, (883,300 for the three months ended March 31, 2006).

	Number	Amount

Balance, January 1, 2007	5,269,000	$8,745
Stock based compensation	n/a	201
Options exercised — conventionally	(4,000)	(3)
Unvested options expired upon termination	(5,000)	—

Balance, March 31, 2007	5,260,000	$8,943

13

JAGUAR MINING INC.
Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)
Three months ended March 31, 2007
(Unaudited)
7.	Capital Stock (continued):
(c)	Stock options (continued):

		Weighted	Weighted
		Average	Average
		Exercise	Exercise
Common share options	Number	Price US	Price Cdn.

Balance, January 1, 2007	5,269,000	$1.03	$4.80
Options exercised:
-exercisable in US$	(4,000)	2.00	—
Options expired	(5,000)	—	4.41

Balance, March 31, 2007	5,260,000	$1.00	$4.80

		Weighted
	Outstanding	Average
Exercise	March 31,	Remaining Life in
price	2007	Years	Number Exercisable

$1.00	155,000	1.43	155,000
$3.75 Cdn.	190,000	1.60	190,000
$4.05 Cdn.	685,000	2.14	605,000
$4.25 Cdn.	135,000	2.21	82,000
$4.00 Cdn.	157,500	2.56	157,500
$3.47 Cdn.	757,500	2.89	697,500
$3.65 Cdn.	232,000	2.95	—
$3.29 Cdn.	40,000	3.69	40,000
$5.47 Cdn.	1,010,000	4.11	1,010,000
$4.41 Cdn.	438,000	4.25	—
$6.40 Cdn.	1,010,000	4.67	1,010,000
$4.72 Cdn.	50,000	1.59	50,000
$5.25 Cdn.	50,000	2.08	—
$6.00 Cdn.	50,000	2.59	—
$5.25 Cdn.	200,000	2.48	200,000
$4.60 Cdn.	100,000	2.48	100,000

	5,260,000		4,297,000

In March 2007, the board granted 1,135,000 options which are subject to approval of an increase in the plan by the shareholders at the Company’s annual meeting, May 10, 2007.

14

JAGUAR MINING INC.
Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)
Three months ended March 31, 2007
(Unaudited)
8.	Basic and Diluted Net Loss per Share:

Dollar amounts and share amounts in thousands of U.S. dollars, except per share amounts

	March 31,	March 31,
	2007	2006

Numerator
Net loss for the period	$(496)	$(6,164)

Denominator
Weighted average number of common shares outstanding before the following:	48,384,918	34,281,140
Common shares- share purchase loan (Note 7 (a)(i))	—	(500,000)

Weighted average number of common shares outstanding	48,384,918	33,781,140

Basic net loss per share	$(0.01)	$(0.18)
Diluted net loss per share	$(0.01)	$(0.18)

The determination of the weighted average number of shares outstanding for the calculation of diluted net loss per share does not include the effect of outstanding warrants and options since they are anti-dilutive.
9.	Related Party Transactions:
(a)	The Company incurred fees of $189,000 for the three months ended March 31, 2007 ($178,000 for the three months ended March 31, 2006) from IMS Engenharia Mineral Ltda (“IMSE”), a company held by several officers of the Company, who provides operating services to the Company’s Brazilian subsidiaries. The fees are included in management fees in the statement of operations. Accounts payable and accrued liabilities as at March 31, 2007 includes $nil owing to IMSE (as at December 31, 2006 -$nil).

(b)	For the three months ended March 31, 2006, the Company incurred legal expenses of $270,000 from a legal firm of which the Secretary of the Company was a Senior Partner. The Secretary of the Company ceased to be a partner of this firm March 31, 2006. As at March 31, 2006, $140,000 was included in prepaid and sundry assets and $141,000 was included in share issuance costs on the balance sheet. At March 31, 2006, accounts payable and accrued liabilities included $496,000 due to this legal firm. This balance has subsequently been paid.

(c)	The Company incurred occupancy fees of $30,000 for the three months ended March 31, 2007 (three months ended March 31, 2006 — $30,000) to BZI, a corporate shareholder, for use of administrative offices. The Company also incurred consulting fees and administrative service charges of $222,000 from BZI for the three months ended March 31, 2007 ($64,000 for the three months ended March 31, 2006). The occupancy costs, consulting fees and administrative service fees are included in the statement of operations. As at March 31, 2007 accounts payable and accrued liabilities includes $265,000 (December 31, 2006 — $14,000) due to BZI.

(d)	The Company incurred rental income of $28,000 from PML and $68,000 from PCO for the three months ended March 31, 2007 (three months ended March 31, 2006 — $nil) for temporarily idle equipment and use of administrative offices. As at March 31, 2007, prepaid expenses and sundry assets included $20,000 receivable from PML and $129,000 from PCO (as at December 31, 2006 — $112,000 from PML and $37,000 from PCO) (Note 3(b)).
The above related party transactions are in the normal course of operations and have been measured at the exchange amount between the related parties.

15

JAGUAR MINING INC.
Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)
Three months ended March 31, 2007
(Unaudited)
10.	Supplemental Cash Flow Information:

	Three months	Three months ended
	ended March 31,	March 31,
	2007	2006

Equipment purchased on issuing note payable (Note 6(b)(c)(d))	$—	$365
Warrants issued in conjunction with the offering (Note 7(b))	$—	$584
Cash in trust relating to exercise of purchase warrants (Note 7(b))	$15,865	$—
During the three months ended March 31, 2007, the Company paid $371,000 (three months ended March 31, 2006 — $71,000) in interest.
The Company paid no income taxes during the three months ended March 31, 2007 (three months ended March 31, 2006 — $nil).
11.	Risk Management Policies:

Derivative Financial Instruments
The company has entered into the following contracts:
(a)	Forward sales contracts:

In connection with the Turmalina loan facility (Note 6(f)), the Company has entered into forward sales contracts to manage commodity price exposure on gold sales. The contracts were matched to a percentage of the anticipated future production of gold by the Turmalina and Sabará mining operations from the first quarter of 2007 to the second quarter of 2009 for a total of 77,002 ounces. The forward sales contracts are to be settled at US$527.10 per ounce at the end of each quarter over the term of the contract against the London PM fix without requirement for the delivery of the gold produced. As at March 31, 2007 forward sales contracts for 70,313 ounces were outstanding.

As at March 31, 2007, long term liabilities include $6.7 million (December 31, 2006 — $6.8 million) of unrealized losses related to the forward sales contracts. As at March 31, 2007, current liabilities include $4.3 million (December 31, 2006— $3.4 million) of unrealized losses related to the forward sales contracts. Included in the statement of operations for the three months ended March 31, 2007, is an unrealized loss on forward sales derivatives of $781,000 (three months ended March 31, 2006 — $5.0 million) and a realized loss on forward sales derivatives of $935,000 (three months ended March 31, 2006 — $nil)

(b)	Forward foreign exchange contracts:

As at March 31, 2007, the Company has forward foreign exchange contracts to purchase R$15.0 million (Brazilian reais) for $6 million with various settlement dates between May 31, 2007 and March 31, 2008 at a weighted average rate of 2.4963. The terms of the contract require a percentage of the funds to be held on deposit as collateral to cover the contracts. As at March 31, 2007, $3 million of cash was restricted for this purpose (Note 12).

As at March 31, 2007, current assets included $1.0 million (December 31, 2006 long term assets included $709,000) of unrealized foreign exchange gains. Included in the statement of operations for the three months ended March 31, 2007, is an unrealized gain on forward foreign exchange derivatives of $333,000 (three months ended March 31, 2006 — $486,000) and a realized gain on forward foreign exchange derivatives of $131,000 (three months ended March 31, 2006 — $36,000).

16

JAGUAR MINING INC.
Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)
Three months ended March 31, 2007
(Unaudited)
11.	Risk Management Policies (continued):
(b)	Forward foreign exchange contracts (continued):

The Company is exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments, but does not expect any counterparties to fail to meet their obligations. The Company deals with only highly rated counterparties, normally major financial institutions. The Company is exposed to credit risk when there is a positive fair value of derivative financial instruments at a reporting date.
12.	Restricted Cash:
As at March 31, 2007 $3.3 million of cash was restricted (December 31, 2006 — $6.0 million). $2.7 million was restricted due to loan covenants for the Turmalina loan facility as at December 31, 2006 (March 31, 2007 — $nil) (Note 6(f)). On March 31, 2007 $0.3 million was restricted as collateral for equipment loans (Note 6(b) (December 31, 2006 — $0.3 million), and $3 million was restricted as collateral for the foreign exchange contracts (December 31, 2006 — $3 million) (Note 11(b)).
13.	Commitments:
(a)	The Company entered into a management agreement with IMSE (Note 9(a)), whereby IMSE will provide certain agreed services to MSOL and will be paid $62,000 per month until December 31, 2008.

(b)	In September 2006, the Company entered into a one year agreement with a financial advisory firm. The firm will provide market-related advisory services. The Company agreed to a fee of $172,000 of which $86,000 was paid in the three months ended March 31, 2007, plus 300,000 options, vesting immediately. 100,000 options entitle the holder to purchase one common share per option of the Company at a price of Cdn.$4.60 until September 21, 2009, and 200,000 options entitle the holder to purchase one common share per option of the Company at a price of Cdn.$5.25 until September 21, 2009. Included in accounts payable and accrued liabilities as at March 31, 2007 is $nil (December 31, 2006- $43,000). Included in the statement of operations for the three months ended March 31, 2007 is $42,000 (three months ended March 31, 2006 $nil) of consulting expense. Stock compensation expense of $694,000 was recorded in December 2006.

(c)	On February 28, 2007, the Company entered into a Joint Venture agreement with Xstrata plc to explore the Pedra Branca Gold Project in Northern Brazil. The Company will pay an aggregate fee of $150,000 over the next two years (of which $50,000 was paid during the first quarter of 2007 and $100,000 is subject to continuing with the option), and the Company will have the option to hold a 51% ownership interest in the new enterprise by investing an aggregate of $3.85 million in exploration expenditures within the next four years. The Company must meet annual exploration expenditure targets for each year in which it maintains the option.

As at March 31, 2007 the Company is committed to spend $300,000 for exploration by February 28, 2008. The Company has the opportunity to increase its ownership interest in certain gold deposits to 60% through further investing $3.0 million by the fifth anniversary of the agreement, subject to the rights of Xstrata to return to their 49% interest through additional contributions to the joint venture for certain properties which have gold deposits of two million ounces or more.
14.	Comparative Figures:
Certain comparative figures have been reclassified to conform to the current period’s presentation.

17

Document No. 6
JAGUAR MINING INC.
Interim Consolidated Financial Statements
September 30, 2006
(Unaudited)

JAGUAR MINING INC.
Consolidated Balance Sheets
(Expressed in thousands of U.S. dollars)
September 30, 2006

	September 30,	December 31,
	2006	2005
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$28,426	$9,533
Accounts receivable	2,399	581
Inventory	5,797	1,573
Prepaid expenses and sundry assets (Note 4)	4,347	2,347

	40,969	14,034

Prepaid expenses and sundry assets (Note 4)	7,528	4,668
Unrealized foreign exchange gains (Note 12(b))	781	—
Loan receivable (Note 2)	—	1,631
Net smelter royalty (Note 3)	1,535	—
Restricted cash (Note 13)	5,633	—
Plant and equipment	28,268	12,664
Mineral exploration projects and mining properties (Note 5)	33,502	18,239

	$118,216	$51,236

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$8,222	$4,765
Current portion of notes payable (Note 7)	3,840	1,439
Asset retirement obligations (Note 6)	354	137
Forward sales derivative liability (Note 12(a))	1,845	—

	14,261	6,341

Forward sales derivative liability (Note 12(a))	5,932	3,393
Notes payable (Note 7)	12,093	799
Future income taxes	606	629
Asset retirement obligations (Note 6)	411	74

Total liabilities	33,303	11,236

Shareholders’ equity (Note 8)
Common shares	96,769	48,013
Warrants	6,032	6,555
Stock options	6,209	4,026
Contributed surplus	1,150	117
Deficit	(25,247)	(18,711)

	84,913	40,000

	$118,216	$51,236

See accompanying notes to interim consolidated financial statements.
On behalf of the Board:
Gary E. German Director
Daniel R. Titcomb Director

1

JAGUAR MINING INC.
Interim Consolidated Statements of Operations and Deficit
(Expressed in thousands of U.S. dollars, except per share amounts)
(Unaudited)

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	September 30,	September 30,	September 30,	September 30,
	2006	2005	2006	2005

Gold sales	$7,279	$3,630	$14,875	$6,967
Production costs	4,527	3,162	9,407	5,514
Write down of inventory	—	3,140	—	3,140
Depletion and amortization	407	838	1,991	1,591

Gross profit (loss)	2,345	(3,510)	3,477	(3,278)

Operating expenses:
Exploration	65	8	172	69
Stock-based compensation (Note 8(c))	130	169	2,926	1,614
Administration	1,495	1,391	5,116	3,729
Management fees (Note 10(a))	186	239	552	774
Accretion expense	8	2	18	6
Other	101	57	355	145

Total operating expenses	1,985	1,866	9,139	6,337

Income (loss) before the following	360	(5,376)	(5,662)	(9,615)

Unrealized loss (gain) on forward sales derivatives (Note 12(a))	(2,292)	—	4,384	—
Unrealized gain on forward foreign exchange derivatives (Note 12(b))	(44)	—	(781)	—
Realized gain on forward foreign exchange derivatives (Note 12(b))	(217)	—	(406)	—
Foreign exchange loss (gain)	656	(1,363)	(2,118)	(1,268)
Amortization of deferred financing expense	190	—	507	—
Interest expense	43	41	217	156
Interest income	(606)	(616)	(1,285)	(1,539)

Total other (income) expenses	(2,270)	(1,938)	518	(2,651)

Income (loss) before income taxes	2,630	(3,438)	(6,180)	(6,964)

Current income taxes (recovered)	270	—	456	(4)
Future income taxes (recovered)	(81)	(780)	(72)	(930)

	189	(780)	384	(934)

Net income (loss) for the period	2,441	(2,658)	(6,564)	(6,030)

Deficit, beginning of period	(27,696)	(9,265)	(18,711)	(5,913)

Interest income — share purchase loans	8	10	28	30

Deficit, end of period	(25,247)	(11,913)	(25,247)	(11,913)

Basic and diluted net income (loss) per share (Note 9)	$0.05	$(0.09)	$(0.16)	$(0.20)

     See accompanying notes to interim consolidated financial statements.

2

JAGUAR MINING INC.
Interim Consolidated Statements of Cash Flows
(Expressed in thousands of U.S. dollars)
(Unaudited)

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	September 30,	September 30,	September 30,	September 30,
	2006	2005	2006	2005

Cash provided by (used in):
Operating activities:
Net income (loss) for the period	$2,441	$(2,658)	$(6,564)	$(6,030)
Items not involving cash:
Unrealized foreign exchange loss (gain)	(1)	92	49	250
Stock-based compensation	130	169	2,926	1,614
Amortization of deferred financing costs	190	—	507	—
Accretion expense	8	2	18	6
Future income taxes (recovered)	(81)	(780)	(72)	(930)
Depletion and amortization	407	838	1,991	1,591
Interest on loans receivable	—	(439)	(102)	(1,044)
Write down of inventory	—	3,140		3,140
Unrealized loss (gain) on forward sales derivatives	(2,292)	—	4,384	—
Unrealized gain on foreign exchange contracts	(44)	—	(781)	—

Change in non-cash operating working capital
Accounts receivable	(1,044)	(1,273)	(1,818)	(1,273)
Inventory	(622)	47	(3,073)	(2,363)
Prepaid expenses and sundry assets	(2,139)	(490)	(5,339)	(2,302)
Accounts payable and accrued liabilities	1,682	557	3,460	796
Asset retirement obligation	—	—	(36)	—

	(1,365)	(795)	(4,450)	(6,545)

Financing activities:
Repayment of loans receivable	—	653	—	649
Issuance of common shares, special warrants and warrants, net	—	345	48,322	2,378
Repayment of shareholder loan (Note 8 (a)(i))	200	—	200	—
Increase in restricted cash	(77)	—	(5,633)	—
Repayment of debt	(419)	(239)	(1,310)	(532)
Increase in debt	6,400	152	14,355	275

	6,104	911	55,934	2,770
Investing activities
Mineral exploration projects and mining properties	(5,481)	(2,958)	(16,881)	(6,224)
Foreign exchange loss on Prometálica loan	—	—	(129)	—
Advances to Prometálica	—	(924)	—	(2,477)
Repayment from Prometálica	—	1,500	—	1,500
Purchase of plant and equipment	(9,631)	(2,564)	(15,581)	(4,554)

	(15,112)	(4,946)	(32,591)	(11,755)

Increase (decrease) in cash and cash equivalents	(10,373)	(4,830)	18,893	(15,530)
Cash and cash equivalents, beginning of period	38,799	18,792	9,533	29,492

Cash and cash equivalents, end of period	$28,426	$13,962	$28,426	$13,962

Supplemental cash flow information (Note 11)
See accompanying notes to interim consolidated financial statements.

3

JAGUAR MINING INC.
Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)
Nine months ended September 30, 2006
(Unaudited)
1.	Significant Accounting Policy:

The interim consolidated financial statements of Jaguar Mining Inc. (the “Company”) follow the same accounting policies and methods of application as the annual audited consolidated financial statements. The interim consolidated financial statements do not contain all disclosures as required by Canadian generally accepted accounting principles and accordingly should be read in conjunction with the Company’s annual audited consolidated financial statements.

2.	Loan Receivable:

	September 30,	December 31,
	2006	2005

Due from Prometálica Mineração Ltda. (“Prometálica”)	$—	$1,631

During the first quarter of 2006 the board of directors agreed that a portion of the loan receivable would be converted to a Net Smelter Royalty (Note 3). The remaining balance was satisfied by an equipment transfer in Q3. Prometálica is owned 49% by Brazilian Resources, Inc. (“BZI”) and 50% by IMS Empreendimentos Ltda. (“IMS”), entities who are corporate shareholders of Jaguar.

3.	Loan Receivable — Net Smelter Royalty:

	September 30,	December 31,
	2006	2005

Loan receivable – Net Smelter Royalty	$1,535	$—

On March 20, 2006, the Company entered into an agreement with Prometálica whereby it exchanged the amount receivable from Prometálica for a 1.5% Net Smelter Royalty (“NSR”) on its Monte Cristo project for a term of 4.5 years, which is the expected life of the project. This agreement was executed on May 10, 2006. As part of the agreement, the Company agreed to place a moratorium on interest accruing on the loan during the 4th quarter of 2005. Commencing on January 1, 2006, the interest rate on the loan was adjusted to the monthly CDI rate in Brazil. Also, as part of the agreement, the Company accepted a transfer of certain mining equipment from Prometálica as partial payment on the loan (Note 2). The mining equipment transferred was appraised by an independent engineering firm and was valued at $327,000. Prometálica has the right to buy out the NSR on or before December 31, 2006 for the amount of $1.63 million. The NSR was recorded on the Company’s books at the amount of the receivable, plus accrued interest through March 20, 2006.

4

JAGUAR MINING INC.
Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)
Nine months ended September 30, 2006
(Unaudited)
4.	Prepaid Expenses and Sundry Assets:

	September 30,	December 31,
	2006	2005

Balance is made up of:
Advances to suppliers	$600	$220
Recoverable taxes (i)	8,642	3,786
Deferred financing fees (ii)	2,283	2,743
Other	350	266

	11,875	7,015

Less: Long term portion of recoverable taxes	5,245	2,611
Long term deferred financing fees	2,283	2,057

Long term portion of prepaid expenses and sundry assets	7,528	4,668

Current portion of prepaid expenses and sundry assets	$4,347	$2,347

(i)	The Company is required to pay certain taxes in Brazil, based on consumption. These taxes are recoverable from the Brazilian tax authorities through various methods. The recoverable taxes are denominated in Brazilian reais (R$).

(ii)	Relates to the Turmalina loan facility (Note 7(h)). The amount is net of accumulated amortization of $507,000.

5

JAGUAR MINING INC.
Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)
Nine months ended September 30, 2006
(Unaudited)
5.	Mineral Exploration Projects and Mining Properties:

	Balance		Balance		Balance
	December 31,		December 31,		September 30,
	2004	Additions	2005	Additions	2006

(a) Sabará property:
Acquisition of property	$3,194	$—	$3,194	$—	$3,194
Mine development expenditures, exploration and carrying costs	2,333	985	3,318	(119)	$3,199
Asset retirement obligations (Note 6)	127	—	127	325	452
Accumulated amortization	(1,735)	(1,699)	(3,434)	(1,691)	(5,125)

	3,919	(714)	3,205	(1,485)	1,720

(b) Rio De Peixe property:
Acquisition of mineral rights to the property	1,266	—	1,266	—	1,266
Exploration expenditures and carrying costs	4	4	8	3	11

	1,270	4	1,274	3	1,277

(c) Santa Bárbara Region:
Acquisition of property	1,114	—	1,114	—	1,114
Mine development expenditures, exploration and carrying costs	380	1,957	2,337	4,880	7,217
Asset retirement obligations (Note 6)	—	—	—	247	247
Accumulated amortization	—	(95)	(95)	(484)	(579)

	1,494	1,862	3,356	4,643	7,999

(d) Catita, Paciência and Camára properties:
Acquisition of properties	819	—	819	—	819
Mine development expenditures, exploration and carrying costs	1,352	3,628	4,980	6,110	11,090
Accumulated amortization	—	(118)	(118)	(14)	(132)

	2,171	3,510	5,681	6,096	11,777

(e) Turmalina:
Acquisition of properties	1,350	533	1,883	—	1,883
Mine development expenditures, exploration and carrying costs	—	2,981	2,981	6,006	8,987
Reclassification to plant and equipment	—	(141)	(141)	—	(141)

	1,350	3,373	4,723	6,006	10,729

Total Mineral Exploration Projects and Mining Properties	$10,204	$8,035	$18,239	$15,263	$33,502

6

JAGUAR MINING INC.
Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)
Nine months ended September 30, 2006
(Unaudited)
6.	Asset Retirement Obligations:

		September 30,	December 31,
		2006	2005

Balance, beginning of period		$211	$204
Liabilities incurred
Sabará Plant and Zone A	$325
Pilar	247	572	—

Reclamation expense incurred		(36)	—
Accretion expense		18	7

Balance, end of period		765	211
Less: current portion		354	137

		$411	$74

     The asset retirement obligations relate to the following:
(a)	Sabará property:

The Company started producing from this property in 2003. The Company expects to spend approximately $140,000 in 2006 to reclaim the land that has been disturbed as a result of the mining activity.

(b)	Caeté Plant:

The Company expects to spend approximately $110,000 in 2013 relating to plant closure costs.

(c)	Sabará Plant and Zone A:

The Company expects to spend approximately $406,000 in 2011 relating to plant closure costs.

(d)	Pilar:

The Company expects to spend approximately $257,000 in 2007 relating to plant closure costs.
The estimated future cash flows have been discounted at a credit adjusted risk free rate of 5%.

7

JAGUAR MINING INC.
Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)
Nine months ended September 30, 2006
(Unaudited)
7. Notes Payable:

	September 30,	December 31,
	2006	2005

(a) Due to Mineração Tabuleiro Ltda.	$—	$70
(b) Due to AngloGold	—	239
(c) Due to AngloGold	350	750
(d) Due to ABN AMRO	451	621
(e) Due to Bank Boston	45	61
(f) Due to Banco Volkswagen	475	497
(g) Due to Banco Itau S/A	328	—
(h) Due to RMB International	14,000	—
(i) Due to Banco Bradesco	284	—

	15,933	2,238
Less: Current portion	3,840	1,439

	$12,093	$799

(a)	Due to Mineração Tabuleiro Ltda.

Relates to the purchase of mineral rights for the Rio de Peixe property for $175,000. The note payable was repaid in the second quarter of 2006.

(b)	Due to AngloGold

Relates to the purchase of mineral rights from AngloGold. The note payable was repaid in the third quarter of 2006.

(c)	Due to AngloGold

Relates to purchase of quota shares of MTL. The demand note payable is repayable with interest based on the U.S. consumer price index and is expected to be repaid in 2007.

(d)	Due to ABN AMRO

Relates to a secured credit facility of R$2,000,000 (approx $922,000) for the purpose of purchasing equipment. The loan bears interest at TJLP (Brazilian government rate) plus 4% (11.5% at September 30, 2006 and 13.75% at December 31, 2005) and is repayable over 36 months. The loan is secured by the equipment purchased.

(e)	Due to Bank Boston

Relates to a secured credit facility of R$1,000,000 (approx. $460,000) for the purpose of purchasing equipment. The loan bears interest at TJLP (Brazilian government rate) plus 3% (10.5% at September 30, 2006 and 12.75% at December 31, 2005) and is repayable over 36 months. The loan is secured by the equipment purchased.

8

JAGUAR MINING INC.
Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)
Nine months ended September 30, 2006
(Unaudited)
7.	Notes Payable (continued):
(f)	Due to Banco Volkswagen

Relates to a secured note payable of R$1,032,381 ($475,000) at September 30, 2006 (R$1,158,400 ($497,000) at December 31, 2005) for the purpose of purchasing trucks. The loan bears interest at TJLP (Brazilian government rate) plus 2.99% (10.49% at September 30, 2006 and 12.74% at December 31, 2005) and is repayable over 48 months. The loan is secured by the trucks purchased.

(g)	Due to Banco Itau S.A.

Relates to a secured note payable of R$712,800 ($328,000) for the purpose of purchasing equipment. The loan bears interest at 11.7% per annum and is repayable over 34 months. The loan is secured by the equipment purchased.

(h)	Due to RMB International

Relates to a loan facility agreement in the amount of $14 million. The loan was used primarily to finance the development, construction and start up of the Turmalina project. $2.25 million of the loan was used for the Sabará project. The loan bears interest at U.S. LIBOR plus 4% per annum (9.375% at September 30, 2006). The loan also has a commitment fee of interest at 1.25% per annum on undrawn funds, which is payable quarterly. The loan is repayable in quarterly payments of $1.4 million beginning June 30, 2007 until September 30, 2009. The terms of the loan require hedging strategies for gold price protection and currency protection (Note 12). The loan is secured by all of the assets of Mineração Turmalina Ltda. (“MTL”) including an escrow agreement regarding the proceeds bank accounts, (through which all Turmalina and Sabará related cash transactions must flow), a pledge by Mineração Serras do Oeste Ltda. (“MSOL”) of its quota shares in MTL, the assets of the Sabará Zone A and Zone C projects, a limited recourse guarantee by MSOL, a guarantee by Jaguar, and a negative pledge by Jaguar against disposing or encumbering their quota shares in MSOL. The arrangement fee included a cash fee of $280,000 (included in prepaid financing fees (Note 4), issuance of 350,000 listed Jaguar warrants as well as financier warrants consisting of 1,093,835 unlisted warrants. 300,000 unlisted warrants were also issued to consultants involved in the financing. Warrants valued at $1.7 million were issued in association with the credit facility and are included in deferred financing fees. The terms of the loan require that financial covenants (primarily in relation to anticipated future cash flows and additional financial indebtedness) be maintained. As at September 30, 2006 the Company was in compliance with these financial covenants. The terms of the loan also require that a minimum of $2.5 million plus accrued interest ($2.6 million as at September 30, 2006) be deposited to a cost overrun account (Note 13).

(i)	Due to Banco Bradesco

Relates to secured notes payable of R$617,600 ($284,000) for the purpose of purchasing equipment. The equipment loans bear interest at TJLP (Brazilian government rate) plus 2.7% (10.2% at September 30, 2006) and are repayable over 36 months. The loans are secured by the equipment purchased.

9

JAGUAR MINING INC.
Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)
Nine months ended September 30, 2006
(Unaudited)
8.	Capital Stock:
(a)	Common shares:

Authorized and issued:

The Company is authorized to issue an unlimited number of common shares. The Company has issued the following common shares.

	Number	Amount

Balance, December 31, 2005 (i)	33,346,337	$48,013
Exercise of compensation warrants	36,761	161
Exercise of stock options exercised – cash	24,000	48
Exercise of stock options exercised – cashless method	506,348	597
Public offering (ii)	11,435,000	51,368
Other stock issuance costs	—	(3,969)

Balance, March 31, 2006	45,348,446	96,218
Exercise of stock options exercised – cashless method	427,504	128
Exercise of warrants	57,150	259
Other stock issuance costs	—	(36)

Balance, June 30, 2006	45,833,100	96,569
Repayment of share loan (i)	—	200

Balance September 30, 2006	45,833,100	$96,769

(i)	Deducted from the common share balance is a $600,000 loan to Brazilian Resources, Inc. (“BZI”), the remaining balance of an $800,000 loan made October 2, 2003. In return for the loan, the Company received a first option to purchase BZI’s interest in a certain mining project. BZI used the proceeds of the loan to purchase 500,000 common shares of the Company from a third party. The loan bears interest at 5% per annum, and was due June 30, 2006 and is secured by 500,000 of the Company’s common shares (Market value – September 30, 2006 — $2.1 million (December 31, 2005 — $1.7 million)). Under CICA Emerging Issues Committee 132 – Share Purchase Financing, the loan is classified as a reduction to shareholders’ equity. Included in the statement of deficit is interest income of $28,000 (September 30, 2005 — $30,000) relating to this loan. On August 2, 2006 a payment of $200,000 was made on this loan, which increased shareholders’ equity. On August 11, 2006 the loan was extended to December 31, 2006.

10

JAGUAR MINING INC.
Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)
Nine months ended September 30, 2006
(Unaudited)
8.	Capital Stock (continued):
(a)	Common shares (continued):
(ii)	On March 27, 2006, the Company completed a public offering of 11,435,000 common shares at a price of Cdn.$5.25 per share for gross proceeds of $51.4 million (Cdn.$60.0 million). Net proceeds received were $47.4 million (Cdn.$55.4 million) after underwriters fees and legal costs, closing costs and allocation of broker warrants were deducted. The Company issued 343,050 broker warrants to the agent of the public offering. The broker warrants are included in the warrants schedule (Note 8(b)). Each broker warrant is convertible into one common share at a price of Cdn.$5.25 expiring March 27, 2008. A value of $584,000 (Cdn.$683,000) was allocated to the broker warrants and recorded as share issue cost.
(b)	Warrants:

	Number	Amount

Balance, December 31, 2005	9,259,385	$6,555
Exercise of compensation warrants	(36,761)	(37)
Compensation warrants issued on public offering March 2006	343,050	584

Balance, March 31, 2006	9,565,674	7,102
Warrants expired – transferred to contributed surplus	(1,895,800)	(1,013)
Warrants exercised	(57,150)	(57)

Balance, June 30, 2006 and September 30, 2006	7,612,724	$6,032

The following is a summary of the warrants date of grant, exercise price and expiry date at September 30, 2006:

Number		Exercise
Outstanding	Date of Issue	Price	Expiry Date

5,048,250	December 31, 2004 to January 21, 2005	Cdn. $4.50	December 31, 2007
477,589	December 31, 2004 to January 21, 2005	Cdn. $3.90	December 31, 2006
300,000	December 13, 2005	Cdn. $3.90	December 31, 2007
350,000	December 20, 2005	Cdn. $4.50	December 31, 2007
1,093,835	December 20, 2005	Cdn. $4.50	September 30, 2009
343,050	March 27, 2006	Cdn. $5.25	March 27, 2008

7,612,724

11

JAGUAR MINING INC.
Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)
Nine months ended September 30, 2006
(Unaudited)
8.	Capital Stock (continued):
(c)	Stock options:

During 2003, the Company established The Jaguar Stock Option Plan (the “Plan”). Under the Plan the Company may grant options to directors, officers and employees of the Company, its parent companies and subsidiaries. The maximum number of Company shares that have been reserved under this plan is 8,000,000. Options granted after February 17, 2004 do not have any specific vesting provisions.

Effective October 22, 2004, the Plan was amended to allow a cashless exercise of the options. Under this amendment, an option holder can elect to have the Company withhold a number of shares of stock issued as payment of the exercise prices, based on the price of the shares at the close of trading on the day of exercise of the options, with the net shares issued to the optionee in connection with the exercised options. During the nine month period ended September 30, 2006, 1,388,300 options were exercised using the cashless method, ($nil for the nine month period ended September 30, 2005).

During the nine month period, $19,000 relating to vested options which expired upon termination was allocated to contributed surplus.

	Number	Amount

Balance, December 31, 2005	4,425,300	$4,026
Stock based compensation	n/a	104
Options exercised conventionally	(24,000)	—
Options exercised cashless method	(883,300)	(597)

Balance, March 31, 2006	3,518,000	3,533
Options exercised cashless method	(505,000)	(127)
Stock based compensation	n/a	39
Options granted, vesting immediately	1,110,000	2,653
Options granted, subject to vesting	475,000	—
Unvested options expiring upon termination	(82,000)	—
Vested options expiring upon termination, transferred to contributed surplus	(5,000)	(7)

Balance, June 30, 2006	4,511,000	6,091
Stock based compensation	n/a	130
Unvested options expiring upon termination	(50,000)	—
Vested options expiring upon termination	—	—
Transferred to contributed surplus	(8,000)	(12)

Balance, September 30, 2006	4,453,000	$6,209

12

JAGUAR MINING INC.
Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)
Nine months ended September 30, 2006
(Unaudited)
8.	Capital Stock (continued):
(c)	Stock options (continued):

		Weighted	Weighted
		Average	Average
Common share options	Number	Price	Price
		U.S.	Cdn.
Balance, December 31, 2005	4,425,300	$0.79	$3.80
Options exercised	(907,300)	0.76	3.83

Balance, March 31, 2006	3,518,000	0.82	3.79
Options exercised	(505,000)	0.69	3.47
Options expired	(87,000)	—	3.74
Options granted	1,585,000	—	5.15

Balance, June 30, 2006	4,511,000	1.01	4.31
Options expired	(58,000)	—	3.96

Balance, September 30, 2006	4,453,000	$1.01	$4.31

	Outstanding		Weighted
Exercise	September 30,		Average Life in	Number
price	2006		Years	Exercisable

$1.00	295,000		1.93	295,000
$2.00	4,000		2.00	4,000
$3.75 Cdn.	265,000		2.10	265,000
$3.60 Cdn.	25,000	(i)	2.13	25,000
$4.05 Cdn.	685,000		2.64	525,000
$4.25 Cdn.	162,000		2.71	104,000
$4.00 Cdn.	407,500		3.06	367,500
$3.47 Cdn.	772,500		3.39	697,500
$3.65 Cdn.	232,000		3.44	—
$3.29 Cdn.	40,000		4.19	40,000
$5.47 Cdn.	1,110,000		4.61	1,110,000
$4.41 Cdn.	455,000		4.75	—

	4,453,000			3,433,000

(i)	The Company will contribute Cdn.$2.64 toward the exercise of each common share purchased pursuant to such exercise.

The weighted average fair value at the date of grant for the options granted during the nine month period ended September 30, 2006 was $2.26, ($1.40 for the nine month period ended September 30, 2005.)

13

JAGUAR MINING INC.
Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)
Nine months ended September 30, 2006
(Unaudited)
8.	Capital Stock (continued):
(c)	Stock options (continued):

The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

	September 30,	December 31,
	2006	2005

Risk-free interest rate	4.0% - 4.5%	4.0 – 4.5%
Expected dividend yield	0.0%	0.0%
Expected share price volatility	50.0%	50.0%
Expected life of the options	5 years	5 years
9.	Basic and Diluted Net Income (Loss) Per Share:

Dollar amounts and share amounts in thousands of U.S. dollars, except per share amounts

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	September 30,	September 30,	September 30,	September 30,
	2006	2005	2006	2005

Numerator
Net income (loss) for the period	$2,441	$(2,658)	$(6,564)	$(6,030)

Denominator
Weighted average number of common shares outstanding	45,833	31,601	42,008	31,253
Common shares- share purchase loan (Note 8 (a)(i))	(500)	(500)	(500)	(500)

Basic	45,333	31,101	41,508	30,753
Dilutive effect of options and warrants	830	—	—	—

Diluted	46,163	31,101	41,508	30,753

Basic net income (loss) per share	$0.05	$(0.09)	$(0.16)	$(0.20)
Diluted net income (loss) per share	$0.05	$(0.09)	$(0.16)	$(0.20)

For the three month and nine month periods ended September 30, 2005 and the nine month period ended September 30, 2006, the determination of the weighted average number of shares outstanding for the calculation of diluted net loss per share does not include the effect of outstanding warrants and options since they are anti-dilutive.

14

Jaguar Mining Inc.
Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)
Nine months ended September 30, 2006
(Unaudited)
10.	Related Party Transactions:
(a)	The Company incurred fees of $552,000 for the nine months ended September 30, 2006 (nine month period ended September 30, 2005 - $714,000) from IMS, a corporate shareholder, who provides operating services to the Company’s Brazilian subsidiary. The fees are included in management fees in the statement of operations. $54,000 is included in accounts payable and accrued liabilities owing to the IMS (December 31, 2005 - $80,000).

(b)	The Company incurred management fees for the period ended March 31, 2005 of $60,000 from BZI who provides administrative services. The management fees are included in the statement of operations. On March 31, 2005, the agreement with BZI, to provide management and administrative services for a fee of $20,000 per month, ceased.

(c)	For the three months ended March 31, 2006, the Company incurred legal expenses of $270,000 (three months ended March 31, 2005 - $39,000) from a legal firm of which the Secretary of the Company was a Senior Partner. The Secretary of the Company ceased to be a partner of this firm March 31, 2006. As at March 31, 2006, $140,000 ($140,000 as at December 31, 2005) was included in prepaid and sundry assets and $141,000 ($nil as at December 31, 2005) was included in share issuance costs on the balance sheet. At March 31, 2006, accounts payable and accrued liabilities includes $496,000 (December 31, 2005 - $226,000) due to this legal firm. This balance has subsequently been repaid.

(d)	The Company incurred occupancy fees of $90,000 for the nine month period ended September 30, 2006 (for the nine month period ended September 30, 2005 - $80,000) to BZI for use of administrative offices. The Company also incurred consulting fees and administrative service charges of $249,000 from BZI for the nine month period ended September 30, 2006 ($10,000 for the nine month period ended September 30, 2005). The occupancy costs, consulting fees and administrative service fees are included in the statement of operations. At September 30, 2006, accounts payable and accrued liabilities includes $66,000 (December 31, 2005 - $61,000) due to BZI.
11.	Supplemental Cash Flow Information:

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	September 30,	September 30,	September 30,	September 30,
	2006	2005	2006	2005

Equipment purchased on issuing note payable (Note 7(g)(i))	$284	$10	$649	$645
Equipment purchased on eliminating loan receivable (Note 2)	$327	$—	$—	$—
Warrants issued in conjunction with the offering (Note 8(a)(ii))	$—	$—	$584	$—
Conversion of loan receivable into NSR (Note 3)	$—	$—	$1,535	$—

During the nine month period ended September 30, 2006, the company paid $217,000 (the nine month period ended September 30, 2005 - $156,000) in interest.

15

JAGUAR MINING INC.
Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)
Nine months ended September 30, 2006
(Unaudited)
12.	Financial Instruments:

The company has entered into the following contracts:
(a)	Forward sales contracts:

In connection with the Turmalina loan facility (Note 7(h)), the Company has entered into forward sales contracts to manage commodity price exposure on gold sales. The contracts are matched to a percentage of the anticipated future production of gold by the Turmalina and Sabará mining operations from the first quarter of 2007 to the second quarter of 2009 for a total of 77,002 ounces. The forward sales contracts are to be settled at US$527.10 per ounce at the end of each quarter over the term of the contract against the London PM fix without requirement for the delivery of the gold produced.

As at September 30, 2006 long term liabilities include $5.9 million (December 31, 2005 - $3.4 million) of unrealized losses related to the forward sales contracts. As at September 30, 2006 current liabilities include $1.8 million (December 31, 2005 - $nil) of unrealized losses related to the forward sales contracts. Included in the statement of operations for the nine month period ended September 30, 2006, is an unrealized loss on forward sales derivatives of $4.4 million (September 30, 2005 - $nil)

(b)	Forward foreign exchange contracts:

As at September 30, 2006, the Company has forward foreign exchange contracts to purchase R$17.8 million (Brazilian reais) for $7 million with various settlement dates between November 30, 2006 and March 31, 2008 at a weighted average rate of 2.5488. The terms of the contract require a percentage of the funds to be held on deposit as collateral to cover the contracts. As at September 30, 2006, $3 million of cash was restricted for this purpose. (Note 13)

On September 30, 2006 long term assets included $781,000 (December 31, 2005 - $nil) of unrealized foreign exchange gains. Included in the statement of operations for the nine month period ended September 30, 2006, is an unrealized gain on forward foreign exchange derivatives of $781,000 (September 30, 2005 – $nil) and a realized gain on forward foreign exchange derivatives of $406,000 (September 30, 2005 - $nil).

The Company is exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments, but does not expect any counterparties to fail to meet their obligations. The Company deals with only highly rated counterparties, normally major financial institutions. The Company is exposed to credit risk when there is a positive fair value of derivative financial instruments at a reporting date.
13.	Restricted Cash:

As at September 30, 2006, $5.6 million of cash was restricted (December 31, 2005 - $nil). $2.6 million was restricted due to loan covenants for the Turmalina loan (Note 7(h)) and $3 million was restricted as collateral for the foreign exchange contracts (Note 12(b)).

14.	Comparative Figures:

Certain comparative figures have been reclassified to conform to the current period’s presentation.

16

Document No. 7
JAGUAR MINING INC.
Interim Consolidated Financial Statements
June 30, 2006
(Unaudited)

JAGUAR MINING INC.
Consolidated Balance Sheets
(Expressed in thousands of U.S. dollars)
June 30, 2006

	June 30,	December 31,
	2006	2005

	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$38,799	$9,533
Accounts receivable	1,355	581
Inventory	4,752	1,573
Prepaid expenses and sundry assets (Note 4)	3,776	2,347

	48,682	14,034

Prepaid expenses and sundry assets (Note 4)	6,142	4,668
Unrealized foreign exchange gains (Note 12(b))	738	—
Loan receivable (Notes 2)	327	1,631
Net smelter royalty (Note 3)	1,535	—
Restricted cash (Note 13)	5,556	—
Plant and equipment	18,421	12,664
Mineral exploration projects and mining properties (Note 5)	28,455	18,239

	$109,856	$51,236

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$6,542	$4,765
Current portion of notes payable (Note 7)	2,592	1,439
Asset retirement obligations (Note 6)	356	137
Forward sales derivative liability (Note 12(a))	1,468	—

	10,958	6,341

Forward sales derivative liability (Note 12(a))	8,601	3,393
Notes payable (Note 7)	7,074	799
Future income taxes	688	629
Asset retirement obligations (Note 6)	401	74

Total liabilities	27,722	11,236

Shareholders’ equity (Note 8)
Common shares	96,569	48,013
Warrants	6,032	6,555
Stock options	6,091	4,026
Contributed surplus	1,138	117
Deficit	(27,696)	(18,711)

	82,134	40,000

	$109,856	$51,236

See accompanying notes to interim consolidated financial statements.
On behalf of the Board:

Gary E. German	Director

Daniel R. Titcomb	Director

1

JAGUAR MINING INC.
Interim Consolidated Statements of Operations and Deficit
(Expressed in thousands of U.S. dollars, except per share amounts)
(Unaudited)

	Three Months	Three Months	Six Months	Six Months
	Ended	Ended	Ended	Ended
	June 30,	June 30,	June 30,	June 30,
	2006	2005	2006	2005

Gold Sales	$5,471	$1,270	$7,596	$3,337
Production costs	3,322	943	4,880	2,352
Depletion and amortization	928	287	1,584	753

Gross Profit	1,221	40	1,132	232

Operating expenses:
Exploration	89	61	107	61
Stock-based compensation (Note 8(c))	2,692	337	2,797	1,444
Administration	2,126	1,538	3,560	2,426
Management fees (Note 10(a))	188	236	366	535
Accretion expense	6	2	10	4

Total operating expenses	5,101	2,174	6,840	4,470

Loss before the following	(3,880)	(2,134)	(5,708)	(4,238)

Unrealized loss on forward sales derivatives (Note 12(a))	1,655	—	6,675	—
Unrealized gain on forward foreign exchange derivatives (Note 12(b))	(252)	—	(738)	—
Realized gain on forward foreign exchange derivatives (Note 12(b))	(153)	—	(189)	—
Foreign exchange loss (gain)	(2,124)	(131)	(2,459)	95
Amortization of deferred financing expense	190	—	317	—
Interest expense	102	—	175	116
Interest income	(476)	(507)	(679)	(923)

Total other (income) expenses	(1,058)	(638)	3,102	(712)

Loss before income taxes	(2,822)	(1,496)	(8,810)	(3,526)

Current income taxes (recovered)	186	(48)	186	(4)
Future income taxes (recovered)	(167)	(43)	9	(150)

	19	(91)	195	(154)

Net loss for the period	(2,841)	(1,405)	(9,005)	(3,372)

Deficit, beginning of period	(24,865)	(7,870)	(18,711)	(5,913)

Interest income — share purchase loans	10	10	20	20

Deficit, end of period	$(27,696)	$(9,265)	$(27,696)	$(9,265)

Basic and diluted net loss per share (Note 9)	$(0.06)	$(0.05)	$(0.23)	$(0.11)

See accompanying notes to interim consolidated financial statements.

2

JAGUAR MINING INC.
Interim Consolidated Statements of Cash Flows
(Expressed in thousands of U.S. dollars)
(Unaudited)

	Three Months	Three Months	Six Months	Six Months
	Ended	Ended	Ended	Ended
	June 30,	June 30,	June 30,	June 30,
	2006	2005	2006	2005

Cash provided by (used in):
Operating activities:
Net loss for the period	$(2,841)	$(1,405)	$(9,005)	$(3,372)
Items not involving cash:
Unrealized foreign exchange loss	3	163	49	158
Stock-based compensation	2,692	337	2,797	1,444
Amortization of deferred financing costs	190	—	317	—
Accretion expense	6	2	10	4
Future income taxes (recovered)	(167)	(43)	9	(150)
Depletion and amortization	928	287	1,584	753
Interest on loans receivable	—	(346)	(102)	(605)
Unrealized loss on forward sales derivatives	1,655	—	6,675	—
Unrealized gain on foreign exchange contracts	(252)	—	(738)	—

Change in non-cash operating working capital
Accounts receivable	93	—	(774)	—
Inventory	(1,083)	(1,813)	(2,449)	(2,407)
Prepaid expenses and sundry assets	(860)	(1,199)	(3,200)	(1,812)
Accounts payable and accrued liabilities	(899)	630	1,778	239
Asset retirement obligation	(36)	—	(36)	—

	(571)	(3,387)	(3,085)	(5,748)

Financing activities:
Increase in loans receivable	—	(4)	—	(4)
Issuance of common shares, special warrants and warrants, net	166	201	48,322	2,033
Increase in restricted cash	(2,556)	—	(5,556)	—
Repayment of debt	(492)	—	(892)	(240)
Increase in debt	113	579	7,955	705

	(2,769)	776	49,829	2,494

Investing activities
Equipment acquisition, Prometálica	—	(1,365)	—	(1,553)
Mineral exploration projects and mining properties	(6,213)	(1,824)	(11,399)	(3,266)
Foreign exchange loss on Prometálica loan	—	—	(129)	—
Purchase of plant and equipment	(3,168)	(2,005)	(5,950)	(2,627)

	(9,381)	(5,194)	(17,478)	(7,446)

Increase (decrease) in cash and cash equivalent	(12,721)	(7,805)	29,266	(10,700)
Cash and cash equivalents, beginning of period	51,520	26,597	9,533	29,492

Cash and cash equivalents, end of period	$38,799	$18,792	$38,799	$18,792

Supplemental cash flow information (Note 11)
See accompanying notes to interim consolidated financial statements.

3

JAGUAR MINING INC.
Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U. S. dollars, except per share amounts)
Six months ended June 30, 2006
(Unaudited)
1.	Significant Accounting Policy:

The interim consolidated financial statements of Jaguar Mining Inc. (the “Company”) follow the same accounting policies and methods of application as the annual audited consolidated financial statements. The interim consolidated financial statements do not contain all disclosures as required by Canadian generally accepted accounting principles and accordingly should be read in conjunction with the Company’s annual audited consolidated financial statements.

2.	Loan Receivable:

	June 30,	December 31,
	2006	2005

Due from Prometálica Mineração Ltda. (“Prometálica”)	$327	$1,631

During the first quarter of 2006 the board of directors agreed that a portion of the loan receivable would be converted to a Net Smelter Royalty (Note 3). The remaining balance will be satisfied by an equipment transfer. Prometálica is owned 49% by Brazilian Resources, Inc. (“BZI”) and 50% by IMS Empreendimentos Ltda. (“IMS”), entities who are corporate shareholders of Jaguar.

3.	Loan Receivable — Net Smelter Royalty:

	June 30,	December 31,
	2006	2005

Loan receivable – Net Smelter Royalty	$1,535	$—

On March 20, 2006, the Company entered into an agreement with Prometálica whereby it exchanged the amount receivable from Prometálica for a 1.5% Net Smelter Royalty (“NSR”) on its Monte Cristo project for a term of 4.5 years, which is the expected life of the project. This agreement was executed on May 10, 2006. As part of the agreement, the Company agreed to place a moratorium on interest accruing on the loan during the 4th quarter of 2005. Commencing on January 1, 2006, the interest rate on the loan was adjusted to the monthly CDI rate in Brazil. Also, as part of the agreement, the Company accepted a transfer of certain mining equipment from Prometálica as partial payment on the loan (Note 2). The mining equipment to be transferred was appraised by an independent engineering firm and was valued at $327,000. Prometálica has the right to buy out the NSR on or before December 31, 2006 for the amount of $1.63 million. The NSR was recorded on the Company’s books at the amount of the receivable, plus accrued interest through March 20, 2006.

4

JAGUAR MINING INC.
Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U. S. dollars, except per share amounts)
Six months ended June 30, 2006
(Unaudited)
4.	Prepaid Expenses and Sundry Assets:

	June 30,	December 31,
	2006	2005

Balance is made up of:
Advances to suppliers	$1,171	$220
Recoverable taxes (i)	5,985	3,786
Deferred financing fees (ii)	2,474	2,743
Other	288	266

	9,918	7,015

Less: Long term portion of recoverable taxes	3,668	2,611
Long term deferred financing fees	2,474	2,057

Long term portion of prepaid expenses and sundry assets	6,142	4,668

Current portion of prepaid expenses and sundry assets	$3,776	$2,347

(i)	The Company is required to pay certain taxes in Brazil, based on consumption. These taxes are recoverable from the Brazilian tax authorities through various methods. The recoverable taxes are denominated in Brazilian reais (R$).

(ii)	Relates to the Turmalina loan facility (Note 7(h)). The amount is net of accumulated amortization of $317,000.

5

JAGUAR MINING INC.
Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U. S. dollars, except per share amounts)
Six months ended June 30, 2006
(Unaudited)
5.	Mineral Exploration Projects and Mining Properties:

		Balance		Balance		Balance
		December 31,		December 31,		June 30,
		2004	Additions	2005	Additions	2006

(a)	Sabará property:
	Acquisition of property	$3,194	$—	$3,194	$—	$3,194
	Mine development expenditures, exploration and carrying costs	2,333	985	3,318	(127)	3,191
	Asset retirement obligations (Note 6)	127	—	127	325	452
	Accumulated amortization	(1,735)	(1,699)	(3,434)	(1,444)	(4,878)

		3,919	(714)	3,205	(1,246)	1,959

(b)	Rio De Piexe property:
	Acquisition of mineral rights to the property	1,266	—	1,266	—	1,266
	Exploration expenditures and carrying costs	4	4	8	3	11

		1,270	4	1,274	3	1,277

(c)	Santa Bárbara Region:
	Acquisition of property	1,114	—	1,114	—	1,114
	Mine development expenditures, exploration and carrying costs	380	1,957	2,337	2,871	5,208
	Asset retirement obligations (Note 6)	—	—	—	247	247
	Accumulated amortization	—	(95)	(95)	(311)	(406)

		1,494	1,862	3,356	2,807	6,163

(d)	Catita, Paciência and Camára properties:
	Acquisition of properties	819	—	819	—	819
	Mine development expenditures, exploration and carrying costs	1,352	3,628	4,980	3,949	8,929
	Accumulated amortization	—	(118)	(118)	—	(118)

		2,171	3,510	5,681	3,949	9,630

(e)	Turmalina:
	Acquisition of properties	1,350	533	1,883	—	1,883
	Mine development expenditures, exploration and carrying costs	—	2,981	2,981	4,703	7,684
	Reclassification to building and equipment	—	(141)	(141)	—	(141)

		1,350	3,373	4,723	4,703	9,426

Total Mineral Exploration		$10,204	$8,035	$18,239	$10,216	$28,455

6

JAGUAR MINING INC.
Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U. S. dollars, except per share amounts)
Six months ended June 30, 2006
(Unaudited)
6.	Asset Retirement Obligations:

		June 30,	December 31,
		2006	2005

Balance, beginning of period		$211	$204
Liabilities incurred
Sabará Plant and Zone A	$325
Pilar	247	572	—

Reclamation expense incurred		(36)	—
Accretion expense		10	7

Balance, end of period		757	211
Less: current portion		356	137

		$401	$74

The asset retirement obligations relate to the following:
(a)	Sabará property:

The Company started producing from this property in 2003. The Company expects to spend approximately $140,000 in 2006 to reclaim the land that has been disturbed as a result of the mining activity.

(b)	Caeté Plant:

The Company expects to spend approximately $110,000 in 2013 relating to plant closure costs.

(c)	Sabará Plant and Zone A:

The Company expects to spend approximately $406,000 in 2011 relating to plant closure costs.

(d)	Pilar:

The Company expects to spend approximately $257,000 in 2007 relating to plant closure costs.
The estimated future cash flows have been discounted at a credit adjusted risk free rate of 5%.

7

JAGUAR MINING INC.
Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U. S. dollars, except per share amounts)
Six months ended June 30, 2006
(Unaudited)
7.	Notes Payable:

	June 30,	December 31,
	2006	2005

(a) Due to Mineração Tabuleiro Ltda.	$—	$70
(b) Due to AngloGold	239	239
(c) Due to AngloGold	350	750
(d) Due to ABN AMRO	542	621
(e) Due to Bank Boston	54	61
(f) Due to Banco Volkswagen	515	497
(g) Due to Banco Itau S/A	366	—
(h) Due to RMB International	7,600	—

	9,666	2,238
Less: Current portion	2,592	1,439

	$7,074	$799

(a)	Due to Mineração Tabuleiro Ltda.

Relates to the purchase of mineral rights for the Rio de Peixe property for $175,000. The note payable was repaid in the second quarter of 2006.

(b)	Due to AngloGold

Relates to the purchase of mineral rights from AngloGold. The note payable is non-interest bearing and is repayable in installments through November 2006.

(c)	Due to AngloGold

Relates to purchase of quota shares of MTL. The demand note payable is non-interest bearing and is expected to be repaid in 2006.

(d)	Due to ABN AMRO

Relates to a secured credit facility of R$2,000,000 (approx $925,000) for the purpose of purchasing equipment. The loan bears interest at TJLP (Brazilian government rate) plus 4% (12.15% at June 30, 2006 and 13.75% at December 31, 2005) and is repayable over 36 months. The loan is secured by the equipment purchased.

(e)	Due to Bank Boston

Relates to a secured credit facility of R$1,000,000 (approx. $460,000) for the purpose of purchasing equipment. The loan bears interest at TJLP (Brazilian government rate) plus 3% (11.15% at June 30, 2006 and 12.75% at December 31, 2005) and is repayable over 36 months. The loan is secured by the equipment purchased.

8

JAGUAR MINING INC.
Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U. S. dollars, except per share amounts)
Six months ended June 30, 2006
(Unaudited)
7.	Notes Payable (continued):
(f)	Due to Banco Volkswagen

Relates to a secured note payable of R$1,115,124 ($515,000) at June 30, 2006 (R$1,158,400 ($497,000) at December 31, 2005) for the purpose of purchasing trucks. The loan bears interest at TJLP (Brazilian government rate) plus 2.99% (11.14% at June 30, 2006 and 12.74% at December 31, 2005) and is repayable over 48 months. The loan is secured by the trucks purchased.

(g)	Due to Banco Itau S.A.

Relates to a secured note payable of R$792,000 ($365,000) for the purpose of purchasing equipment. The loan bears interest at 11.7% per annum and is repayable over 34 months. The loan is secured by the equipment purchased.

(h)	Due to RMB International

Relates to a loan facility agreement in the amount of $14 million. The loan will be used primarily to finance the development, construction and start up of the Turmalina project. $2.25 million of the loan was used for the Sabará project. The loan bears interest at U.S. LIBOR plus 4% per annum (9.369% at June 30, 2006). The loan also has a commitment fee of interest at 1.25% per annum on undrawn funds, which is payable quarterly. The loan is repayable in quarterly payments of $1.4 million beginning June 30, 2007 until September 30, 2009. The terms of the loan require hedging strategies for gold price protection and currency protection (Note 12). The loan is secured by all of the assets of Mineração Turmalina Ltda. (“MTL”) including an escrow agreement regarding the proceeds bank accounts, (through which all Turmalina and Sabará related cash transactions must flow), a pledge by Mineração Serras do Oeste Ltda. (“MSOL”) of its quota shares in MTL, the assets of the Sabará Zone A and Zone C projects, a limited recourse guarantee by MSOL, a guarantee by Jaguar, and a negative pledge by Jaguar against disposing or encumbering their quota shares in MSOL. The arrangement fee included a cash fee of $280,000 (included in prepaid financing fees (Note 4), issuance of 350,000 listed Jaguar warrants as well as financier warrants consisting of 1,093,835 unlisted warrants. 300,000 unlisted warrants were also issued to consultants involved in the financing. Warrants valued at $1.7 million were issued in association with the credit facility and are included in deferred financing fees. The terms of the loan require that financial covenants (primarily in relation to anticipated future cash flows and additional financial indebtedness) be maintained. As at June 30, 2006 the Company was in compliance with these financial covenants. The terms of the loan also require that a minimum of $2.5 million plus accrued interest ($2.6 million as at June 30, 2006) be deposited to a cost overrun account (Note 13).

9

JAGUAR MINING INC.
Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U. S. dollars, except per share amounts)
Six months ended June 30, 2006
(Unaudited)
8.	Capital Stock:
(a)	Common shares:

Authorized and issued:

The Company is authorized to issue an unlimited number of common shares. The Company has issued the following common shares.

	Number	Amount

Balance, December 31, 2005 (i)	33,346,337	$48,013
Exercise of compensation warrants	36,761	161
Exercise of stock options exercised — cash	24,000	48
Exercise of stock options exercised — cashless method	506,348	597
Public offering (ii)	11,435,000	51,368
Other stock issuance costs	—	(3,969)

Balance, March 31, 2006	45,348,446	96,218
Exercise of stock options exercised — cashless method	427,504	128
Exercise of warrants	57,150	259
Other stock issuance costs	—	(36)

Balance, June 30, 2006	45,833,100	$96,569

(i)	Deducted from the common share balance is an $800,000 loan to Brazilian Resources, Inc. (“BZI”) made October 2, 2003. In return for the loan, the Company received a first option to purchase BZI’s interest in a certain mining project. BZI used the proceeds of the loan to purchase 500,000 common shares of the Company from a third party. The loan bears interest at 5% per annum compounded annually, and was due October 1, 2005 and is secured by 500,000 of the Company’s common shares (Market value — June 30, 2006 — $2.1 million (December 31, 2005 — $1.7 million)). On November 2, 2005, the loan was extended to June 30, 2006. Under CICA Emerging Issues Committee 132 — Share Purchase Financing, the loan is classified as a reduction to shareholders’ equity. Included in the statement of deficit is interest income of $20,000 (June 30, 2005 — $20,000) relating to this loan. On August 2, 2006 a payment of $200,000 was made on this loan. On August 11, 2006 the loan was extended to December 31, 2006.

10

JAGUAR MINING INC.
Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U. S. dollars, except per share amounts)
Six months ended June 30, 2006
(Unaudited)
8.	Capital Stock (continued):
(a)	Common shares (continued):
(ii)	On March 27, 2006, the Company completed a public offering of 11,435,000 common shares at a price of Cdn.$5.25 per share for gross proceeds of $51.4 million (Cdn.$60.0 million). Net proceeds received were $47.4 million (Cdn.$55.4 million) after underwriters fees and legal costs, closing costs and allocation of broker warrants were deducted. The Company issued 343,050 broker warrants to the agent of the public offering. The broker warrants are included in the warrants schedule (Note 8(b)). Each broker warrant is convertible into one common share at a price of Cdn.$5.25 expiring March 27, 2008. A value of $584,000 (Cdn.$683,000) was allocated to the broker warrants and recorded as share issue cost.
(b)	Warrants:

	Number	Amount

Balance, December 31, 2005	9,259,385	$6,554
Exercise of compensation warrants	(36,761)	(36)
Compensation warrants issued on public offering March 2006	343,050	584

Balance, March 31, 2006	9,565,674	7,102
Warrants expired — transferred to contributed surplus	(1,895,800)	(1,013)
Warrants exercised	(57,150)	(57)

Balance, June 30, 2006	7,612,724	$6,032

The following is a summary of the warrants date of grant, exercise price and expiry date at June 30, 2006:

Number		Exercise
Outstanding	Date of Issue	Price	Expiry Date

5,048,250	December 31, 2004 to January 21, 2005	Cdn. $4.50	December 31, 2007
477,589	December 31, 2004 to January 21, 2005	Cdn. $3.90	December 31, 2006
300,000	December 13, 2005	Cdn. $3.90	December 31, 2007
350,000	December 20, 2005	Cdn. $4.50	December 31, 2007
1,093,835	December 20, 2005	Cdn. $4.50	September 30, 2009
343,050 7,612,724	March 27, 2006	Cdn. $5.25	March 27, 2008

11

JAGUAR MINING INC.
Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U. S. dollars, except per share amounts)
Six months ended June 30, 2006
(Unaudited)
8.	Capital Stock (continued):
(c)	Stock options:

During 2003, the Company established The Jaguar Stock Option Plan (the “Plan”). Under the Plan the Company may grant options to directors, officers and employees of the Company, its parent companies and subsidiaries. The maximum number of Company shares that have been reserved under this plan is 8,000,000. Options granted after February 17, 2004 do not have any specific vesting provisions.

Effective October 22, 2004, the Plan was amended to allow a cashless exercise of the options. Under this amendment, an option holder can elect to have the Company withhold a number of shares of stock issued as payment of the exercise prices, based on the price of the shares at the close of trading on the day of exercise of the options, with the net shares issued to the optionee in connection with the exercised options. During the six month period ended June 30, 2006, 1,388,300 options were exercised using the cashless method, ($nil for the six month period ended June 30, 2005).

During the six month period, $7,000 relating to vested options which expired upon termination was allocated to contributed surplus.

	Number	Amount

Balance, December 31, 2005	4,425,300	$4,026
Stock based compensation	n/a	104
Options exercised conventionally	(24,000)	—
Options exercised cashless method	(883,300)	(597)

Balance, March 31, 2006	3,518,000	3,533
Options exercised cashless method	(505,000)	(127)
Stock based compensation	n/a	39
Options granted, vesting immediately	1,110,000	2,653-
Options granted, subject to vesting	475,000	—
Unvested options expiring upon termination	(82,000)	—
Vested options expiring upon termination, transferred to contributed surplus	(5,000)	(7)

Balance, December 31, 2005	4,511,000	$6,091

12

JAGUAR MINING INC.
Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U. S. dollars, except per share amounts)
Six months ended June 30, 2006
(Unaudited)
8.	Capital Stock (continued):
(c)	Stock options (continued):

		Weighted	Weighted
		Average	Average
Common share options	Number	Price	Price

		U.S.	Cdn.
Balance, December 31, 2005	4,425,300	$0.79	$3.80
Options exercised	(907,300)	0.76	3.83

Balance, March 31, 2006	3,518,000	0.82	3.79
Options exercised	(505,000)	0.69	3.47
Options expired	(87,000)	—	3.74
Options granted	1,585,000	—	5.15

Balance, June 30, 2006	4,511,000	$1.01	$4.31

	Outstanding		Weighted
Exercise	December 31,		Average Life in	Number
price	2005		Years	Exercisable

$ 1.00	295,000		2.18	295,000
$ 2.00	4,000		2.25	4,000
$ 3.75 Cdn.	265,000		2.35	265,000
$ 3.60 Cdn.	25,000	(i)	2.39	25,000
$ 4.05 Cdn.	685,000		2.89	525,000
$ 4.25 Cdn.	170,000		2.96	112,000
$ 4.00 Cdn.	407,500		3.31	367,500
$ 3.47 Cdn.	782,500		3.64	697,500
$ 3.65 Cdn.	252,000		3.70	—
$ 3.29 Cdn.	40,000		4.44	40,000
$ 5.47 Cdn.	1,110,000		4.86	1,110,000
$ 4.41 Cdn.	475,000		5.00	—

	4,511,000			3,441,000

(i)	The Company will contribute Cdn.$2.64 toward the exercise of each common share purchased pursuant to such exercise.

The weighted average fair value at the date of grant for the options granted during the six month period ended June 30, 2006 was $2.26, ($1.40 for the six month period ended June 30, 2005.)

13

JAGUAR MINING INC.
Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U. S. dollars, except per share amounts)
Six months ended June 30, 2006
(Unaudited)
8.	Capital Stock (continued):
(c)	Stock options (continued):

The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

	June 30,	December 31,
	2006	2005

Risk-free interest rate	4.0% - 4.5%	4.0 – 4.5%
Expected dividend yield	0.0%	0.0%
Expected share price volatility	50.0%	50.0%
Expected life of the options	5 years	5 years
9.	Basic and Diluted Net Loss Per Share:

	Three Months	Three Months	Six Months	Six Months
	Ended	Ended	Ended	Ended
	June 30,	June 30,	June 30,	June 30,
	2006	2005	2006	2005

Numerator
Net loss for the period	$(2,841)	$(1,405)	$(9,005)	$(3,372)

Denominator
Weighted average number of common shares outstanding	45,783,120	30,658,389	40,063,903	30,578,389
Common shares-share purchase loan (Note 8(a)(i))	(500,000)	(500,000)	(500,000)	(500,000)

	45,283,120	30,158,389	39,563,903	30,078,389

Basic and diluted net loss per share	$(0.06)	$(0.05)	$(0.23)	$(0.11)

The determination of the weighted average number of shares outstanding for the calculation of diluted net loss per share does not include the effect of outstanding warrants and options since they are anti-dilutive.

14

JAGUAR MINING INC.
Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U. S. dollars, except per share amounts)
Six months ended June 30, 2006
(Unaudited)
10.	Related Party Transactions:
(a)	The Company incurred fees of $366,000 for the six months ended June 30, 2006 (six month period ended June 30, 2005 — $475,000) from IMS, a corporate shareholder, who provides operating services to the Company’s Brazilian subsidiary. The fees are included in management fees in the statement of operations. $nil is included in accounts payable and accrued liabilities owing to the IMS (December 31, 2005 — $80,000).

(b)	The Company incurred management fees for the period ended March 31, 2005 of $60,000 from BZI who provides administrative services. The management fees are included in the statement of operations. On March 31, 2005, the agreement with BZI, to provide management and administrative services for a fee of $20,000 per month, ceased.

(c)	For the six months ended June 30, 2006, the Company incurred legal expenses of $355,000 (six months ended June 30, 2005 — $340,000) from a legal firm of which the Secretary of the Company was a Senior Partner. As at June 30, 2006, $135,000 ($140,000 as at December 31, 2005) is included in prepaid and sundry assets and $151,000 ($nil as at December 31, 2005) is included in share issuance costs on the balance sheet. At June 30, 2006, accounts payable and accrued liabilities includes $267,000 (December 31, 2005 — $226,000) due to this legal firm.

(d)	The Company incurred occupancy fees of $60,000 for the six month period ended June 30, 2006 (for the six month period ended June 30, 2005 — $45,000) to BZI for use of administrative offices. The Company also incurred consulting fees and administrative service charges of $175,000 from BZI for the six month period ended June 30, 2006 ($7,000 for the six month period ended June 30, 2005). The occupancy costs, consulting fees and administrative service fees are included in the statement of operations. At June 30, 2006, accounts payable and accrued liabilities includes $21,000 (December 31, 2005 — $61,000) due to BZI.
11.	Supplemental Cash Flow Information:

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	June 30,	June 30,	June 30,	June 30,
	2006	2005	2006	2005

Equipment purchased on issuing note payable (Note 7(g))	$—	$—	$364	$—
Warrants issued in conjunction with the offering (Note 8(a)(i))	$—	$—	$584	$—
Conversion of loan receivable into NSR (Note 3)	$1,535	$—	$1,535	$—
During the six month period ended, the company paid $173,000 (the six month period ended June 30, 2005 — $115,000) in interest.

15

JAGUAR MINING INC.
Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U. S. dollars, except per share amounts)
Six months ended June 30, 2006
(Unaudited)
12.	Financial Instruments:

The company has entered into the following contracts:
(a)	Forward sales contracts:

In connection with the Turmalina loan facility (Note 7(h)), the Company has entered into forward sales contracts to manage commodity price exposure on gold sales. The contracts are matched to a percentage of the anticipated future production of gold by the Turmalina and Sabará mining operations from the first quarter of 2007 to the second quarter of 2009 for a total of 77,002 ounces. The forward sales contracts are to be settled at US$527.10 per ounce at the end of each quarter over the term of the contract against the London PM fix without requirement for the delivery of the gold produced.

As at June 30, 2006 long term liabilities include $8.6 million (December 31, 2005 — $3.4 million) of unrealized losses related to the forward sales contracts. As at June 30, 2006 current liabilities include $1.5 million (December 31, 2005- $nil) of unrealized losses related to the forward sales contracts. Included in the statement of operations for the six month period ended June 30, 2006, is an unrealized loss on forward sales derivatives of $6.7 million (June 30, 2005 — $nil)

(b)	Forward foreign exchange contracts:

As at June 30, 2006, the Company has forward foreign exchange contracts to purchase R$24.8 million (Brazilian reais) for $10 million with various settlement dates between July 31, 2006 and March 31, 2008 at a weighted average rate of 2.4833. The terms of the contract require a percentage of the funds to be held on deposit as collateral to cover the contracts. As at June 30, 2006, $3 million of cash was restricted for this purpose. (Note 13)

On June 30, 2006 long term assets included $738,000 (December 31, 2005 — $nil) of unrealized foreign exchange gains. Included in the statement of operations for the six month period ended June 30, 2006, is an unrealized gain on forward foreign exchange derivatives of $738,000 (June 30, 2005 — $nil) and a realized gain on forward foreign exchange derivatives of $189,000 (June 30, 2005 — $nil).

The Company is exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments, but does not expect any counterparties to fail to meet their obligations. The Company deals with only highly rated counterparties, normally major financial institutions. The Company is exposed to credit risk when there is a positive fair value of derivative financial instruments at a reporting date.
13.	Restricted Cash

As of June 30, 2006, $5.6 million of cash was restricted (December 31, 2005 — $nil). $2.6 million was restricted due to loan covenants for the Turmalina loan (Note 7(h)) and $3 million was restricted as collateral for the foreign exchange contracts (Note 12(b)).

16

JAGUAR MINING INC.
Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U. S. dollars, except per share amounts)
Six months ended June 30, 2006
(Unaudited)
14.	Comparative Figures:

Certain comparative figures have been reclassified to conform to current period’s presentation.

15.	Subsequent Events:

On August 2, 2006 Brazilian Resources Inc. made a payment of $200,000 on the share loan (Note 8 (a)(i)). On August 11, 2006 the loan was extended to December 31, 2006.

17

Document No. 8
Interim Consolidated Financial Statements
(Expressed in U.S. dollars)
JAGUAR MINING INC.
March 31, 2006
(Unaudited)

JAGUAR MINING INC.
Interim Consolidated Balance Sheets
(Expressed in U.S. dollars)
March 31, 2006
(Unaudited)

	March 31,	December 31,
	2006	2005

Assets
Current assets:
Cash and cash equivalents	$51,520,191	$9,532,939
Accounts receivable	1,448,000	581,000
Inventory	3,407,459	1,573,039
Prepaid expenses and sundry assets (Note 4)	3,325,486	2,347,448

	59,701,136	14,034,426
Prepaid expenses and sundry assets (Note 4)	5,912,912	4,668,379
Deferred foreign exchange gains (Note 12(b))	485,752	—
Loans receivable (Notes 2,3)	1,862,000	1,631,000
Restricted cash (Note 12(b))	3,000,000	—
Plant and equipment	15,553,142	12,662,884
Mineral exploration projects and mining properties (Note 5)	23,130,327	18,239,205

	$109,645,269	$51,235,894

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$7,441,380	$4,764,462
Current portion of notes payable (Note 7)	1,477,844	1,439,491
Asset retirement obligations (Note 6)	386,000	137,000
Forward sales derivative liability (Note 12(a))	546,322	—

	9,851,546	6,340,953
Forward sales derivative liability (Note 12(a))	7,867,241	3,392,974
Notes payable (Note 7)	8,567,000	799,000
Future income taxes	852,238	629,347
Asset retirement obligations (Note 6)	401,000	74,000

Total liabilities	27,539,025	11,236,274
Shareholders’ equity (Note 8)
Common shares	96,218,276	48,013,025
Warrants	7,101,798	6,554,431
Stock options	3,533,768	4,026,192
Contributed surplus	117,230	117,230
Deficit	(24,864,828)	(18,711,258)

	82,106,244	39,999,620

	$109,645,269	$51,235,894

See accompanying notes to interim consolidated financial statements.
On behalf of the Board:

Gary E. German	Director
Daniel R. Titcomb	Director

1

JAGUAR MINING INC.
Interim Consolidated Statements of Operations and Deficit
(Expressed in U.S. dollars)
(Unaudited)

	Three Months Ended	Three Months Ended
	March 31, 2006	March 31, 2005

Gold Sales	$2,125,000	$2,067,000
Production costs	1,558,000	1,409,000
Depletion and amortization	656,443	465,794

Gross profit (loss)	(89,443)	192,206

Operating expenses:
Exploration	18,000	—
Stock-based compensation (Note 8(c))	104,805	1,107,069
Administration	1,433,994	956,440
Management fees (Note 10(a))	178,000	299,000
Accretion expense	4,000	2,000

Total operating expenses	1,738,799	2,364,509

Loss before the following	(1,828,242)	(2,172,303)

Unrealized loss on forward sales derivatives (Note 12(a))	5,020,588	—
Unrealized gain on forward foreign exchange derivatives (Note 12(b))	(485,752)	—
Realized gain on forward foreign exchange derivatives (Note 12(b))	(35,631)	—
Foreign exchange loss (gain)	(334,967)	226,164
Amortization of deferred financing expense	126,853	—
Interest expense	71,000	47,000
Interest income	(202,714)	(415,450)

Total other (income) expenses	4,159,377	(142,286)

Loss before income taxes	(5,987,619)	(2,030,017)

Current income taxes	—	44,000
Future income taxes (recovered)	175,951	(106,680)

	175,951	(62,680)

Net loss for the period	(6,163,570)	(1,967,337)

Deficit, beginning of period	(18,711,258)	(5,912,565)

Interest income — share purchase loans	10,000	10,000

Deficit, end of period	$(24,864,828)	$(7,869,902)

Basic and diluted net loss per share (Note 9)	$(0.18)	$(0.06)

See accompanying notes to interim consolidated financial statements.

2

JAGUAR MINING INC.
Interim Consolidated Statements of Cash Flows
(Expressed in U.S. dollars)
(Unaudited)

	Three Months Ended	Three Months Ended
	March 31, 2006	March 31, 2005

Cash provided by (used in):
Operating activities:
Net loss for the period	$(6,163,570)	$(1,967,337)
Items not involving cash:
Unrealized foreign exchange loss (gain)	46,940	(5,159)
Stock-based compensation	104,805	1,107,069
Amortization of deferred financing costs	126,853	—
Accretion expense	4,000	2,000
Future income taxes (recovered)	175,951	(106,680)
Depletion and amortization	656,443	465,794
Interest on loans receivable	(102,000)	(259,000)
Unrealized loss on forward sales derivatives	5,020,588	—
Unrealized gain on foreign exchange contracts	(485,752)	—

Change in non-cash operating working capital:		—
Accounts receivable	(867,000)	—
Inventory	(1,367,001)	(593,999)
Prepaid expenses and sundry assets	(2,339,424)	(612,563)
Accounts payable and accrued liabilities	2,676,918	(390,829)

	(2,512,249)	(2,360,704)
Financing activities:
Advances to a related company	—	(522)
Issuance of common shares, special warrants and warrants, net	48,155,390	1,832,251
Increase in restricted cash	(3,000,000)	—
Repayment of debt	(400,000)	(240,000)
Increase in debt	7,841,879	126,002

	52,597,269	1,717,731
Investing activities:
Mineral exploration projects and mining properties	(5,186,755)	(1,442,000)
Foreign exchange loss on Prometálica loan	(129,000)	(15,000)
Advances to Prometálica	—	(173,000)
Purchase of plant and equipment	(2,782,013)	(621,597)

	(8,097,768)	(2,251,597)

Increase (decrease) in cash and cash equivalents	41,987,252	(2,894,570)
Cash and cash equivalents, beginning of period	9,532,939	29,491,528

Cash and cash equivalents, end of period	$51,520,191	$26,596,958

Supplemental cash flow information (Note 11)
See accompanying notes to interim consolidated financial statements.

3

JAGUAR MINING INC.
Notes to Interim Consolidated Financial Statements
(Expressed in U.S. dollars)
Three months ended March 31, 2006
(Unaudited)
1.	Significant Accounting Policies:

The interim consolidated financial statements of Jaguar Mining Inc. (the “Company”) follow the same accounting policies and methods of application as the annual audited consolidated financial statements. The interim consolidated financial statements do not contain all disclosures as required by Canadian generally accepted accounting principles and accordingly should be read in conjunction with the Company’s annual audited consolidated financial statements.

2.	Loan Receivable:

	March 31,	December 31,
	2006	2005

Due from Prometálica Mineração Ltda. (“Prometálica”)	$327,000	$1,631,000
During the first quarter of 2006 the board of directors agreed that a portion of the loan receivable will be converted to a Net Smelter Royalty (Note 3). The remaining balance will be satisfied by an equipment transfer in the second quarter of 2006. Prometálica is owned 49% by Brazilian Resources, Inc. (“BZI”) and 50% by IMS Empreendimentos Ltda. (“IMS”), entities who are corporate shareholders of Jaguar.
3.	Loan Receivable — Net Smelter Royalty:

	March 31,	December 31,
	2006	2005

Loan Receivable — Net Smelter Royalty	$1,535,000	$—
On March 20, 2006, the Company entered into an agreement with Prometálica whereby it exchanged the amount receivable from Prometálica for a 1.5% Net Smelter Royalty (“NSR”) on its Monte Cristo project for a term of 4.5 years, which is the expected life of the project. This agreement was executed on May 10, 2006. As part of the agreement, the Company agreed to place a moratorium on interest accruing on the loan during the 4th quarter of 2005. Commencing on January 1, 2006, the interest rate on the loan was adjusted to the monthly CDI rate in Brazil. Also, as part of the agreement, the Company accepted a transfer of certain mining equipment from Prometálica as partial payment on the loan (Note 2). The mining equipment to be transferred was appraised by an independent engineering firm and was valued at $327,000. The transfer will take place in the second quarter of 2006. Prometálica has the right to buy out the NSR on or before December 31, 2006 for the amount of $1,627,000. The NSR will be recorded on the Company’s books at the amount of the receivable, plus accrued interest through March 20, 2006. In the second quarter of 2006 this loan receivable will be reclassified as a Net Smelter Royalty.

4

JAGUAR MINING INC.
Notes to Interim Consolidated Financial Statements
(Expressed in U.S. dollars)
Three months ended March 31, 2006
(Unaudited)
4.	Prepaid Expenses and Sundry Assets:

	March 31,	December 31,
	2006	2005

Balance is made up of:
Advances to suppliers	$1,389,000	$220,000
Recoverable taxes (i)	4,779,000	3,786,000
Deferred financing fees (ii)	2,663,912	2,743,172
Other	406,486	266,655

	9,238,398	7,015,827

Less: Long term portion of recoverable taxes	3,249,000	2,611,000
Long term deferred financing fees	2,663,912	2,057,379

Long term portion of prepaid expenses and sundry assets	5,912,912	4,668,379

Current portion of prepaid expenses and sundry assets	$3,325,486	$2,347,448

(i)	The Company is required to pay certain taxes in Brazil, based on consumption. These taxes are recoverable from the Brazilian tax authorities through various methods. The recoverable taxes are denominated in Brazilian reais (R$)

(ii)	Relates to the Turmalina loan facility (Note 7(i)). The amount is net of accumulated amortization of $126,853.

5

JAGUAR MINING INC.
Notes to Interim Consolidated Financial Statements
(Expressed in U.S. dollars)
Three months ended March 31, 2006
(Unaudited)
5.	Mineral Exploration Projects and Mining Properties:

	Balance		Balance		Balance
	December 31,		December 31,		March 31,
	2004	Additions	2005	Additions	2006

(a) Sabará property:
Acquisition of property	$3,194,529	$—	$3,194,529	$—	$3,194,529
Exploration, mine development expenditures and carrying costs	2,332,671	985,465	3,318,136	(103,142)	3,214,994
Asset retirement obligations (Note 6)	126,808	—	126,808	325,000	451,808
Accumulated amortization	(1,734,626)	(1,698,930)	(3,433,556)	(776,634)	(4,210,190)

	3,919,382	(713,465)	3,205,917	(554,776)	2,651,141

(b) Rio De Peixe property:
Acquisition of mineral rights to the property	1,265,909	—	1,265,909	—	1,265,909
Exploration expenditures and carrying costs	4,000	4,000	8,000	—	8,000

	1,269,909	4,000	1,273,909	—	1,273,909

(c) Santa Bárbara Region:
Acquisition of property	1,114,000	—	1,114,000	—	1,114,000
Exploration expenditures and carrying costs	380,000	1,957,000	2,337,000	920,579	3,257,579
Asset retirement obligations (Note 6)	—	—	—	247,000	247,000
Accumulated amortization	—	(95,000)	(95,000)	(91,000)	(186,000)

	1,494,000	1,862,000	3,356,000	1,076,579	4,432,579

(d) Catita, Paciência and Camára properties:
Acquisition of properties	818,470	—	818,470	—	818,470
Exploration expenditures and carrying costs	1,352,296	3,628,001	4,980,297	2,082,324	7,062,621
Accumulated amortization	—	(118,000)	(118,000)	—	(118,000)

	2,170,766	3,510,001	5,680,767	2,082,324	7,763,091

(e) Turmalina:
Acquisition of properties	1,350,000	533,000	1,883,000	—	1,883,000
Exploration expenditures and carrying costs	—	2,980,612	2,980,612	2,286,995	5,267,607
Reclassification to plant and equipment	—	(141,000)	(141,000)	—	(141,000)

	1,350,000	3,372,612	4,722,612	2,286,995	7,009,607

Total Mineral Exploration Projects and Mining Properties	$10,204,057	$8,035,148	$18,239,205	$4,891,122	$23,130,327

6

JAGUAR MINING INC.
Notes to Interim Consolidated Financial Statements
(Expressed in U.S. dollars)
Three months ended March 31, 2006
(Unaudited)
6. Asset Retirement Obligations:

		March 31, 2006	December 31, 2005

Balance, beginning of period		$211,000	$204,000
Liabilities incurred
Sabará Plant and Zone A	$325,000
Pilar	247,000	572,000	—

Accretion expense		4,000	7,000

Balance, end of period		787,000	211,000
Less: Current portion		386,000	137,000

		$401,000	$74,000

The asset retirement obligations relate to the following:
(a)	Sabará property:

The Company started producing from this property in 2003. The Company expects to spend approximately $140,000 in 2006 to reclaim the land that has been disturbed as a result of the mining activity.

(b)	Caeté Plant:

The Company expects to spend approximately $110,000 in 2013 relating to plant closure costs.

c)	Sabará Plant and Zone A

The Company expects to spend approximately $406,000 in 2011 relating to plant closure costs.

d)	Pilar

The Company expects to spend approximately $257,000 in 2007 relating to plant closure costs.
The estimated future cash flows have been discounted at a credit adjusted risk free rate of 5%.

6

JAGUAR MINING INC.
Notes to Interim Consolidated Financial Statements
(Expressed in U.S. dollars)
Three months ended March 31, 2006
(Unaudited)
7. Notes Payable:

		March 31,	December 31,
		2006	2005

(a)	Due to Mineração Tabuleiro Ltda.	$70,000	$70,000
(b)	Due to AngloGold	239,491	239,491
(c)	Due to AngloGold	350,000	750,000
(d)	Due to ABN AMRO	589,087	620,800
(e)	Due to Bank Boston	58,086	61,350
(f)	Due to Banco Volkswagen	528,255	496,850
(g)	Due to Banco Itau S/A	364,574	—
(h)	Due to Bradesco- Exchange	245,351	—
(i)	Due to RMB International	7,600,000	—

		10,044,844	2,238,491
	Less: Current portion	1,477,844	1,439,491

		$8,567,000	$799,000

(a)	Due to Mineração Tabuleiro Ltda.

Relates to the purchase of mineral rights for the Rio de Peixe property for $175,000. The note payable is non-interest bearing and is repayable in installments through June 2006.

(b)	Due to AngloGold

Relates to the purchase of mineral rights from AngloGold. The note payable is non-interest bearing and is repayable in installments through November 2006.

(c)	Due to AngloGold

Relates to purchase of quota shares of MTL. The demand note payable is non-interest bearing and is expected to be repaid in 2006.

(d)	Due to ABN AMRO

Relates to a secured credit facility of R$2,000,000 (approx $920,000) for the purpose of purchasing equipment. The loan bears interest at TJLP (Brazilian government rate) plus 4% (13.75% at March 31, 2006 and December 31, 2005) and is repayable over 36 months. The loan is secured by the equipment purchased.

7

JAGUAR MINING INC.
Notes to Interim Consolidated Financial Statements
(Expressed in U.S. dollars)
Three months ended March 31, 2006
(Unaudited)
7. Notes Payable (continued):
(e)	Due to Bank Boston

Relates to a secured credit facility of R$1,000,000 (approx. $460,000) for the purpose of purchasing equipment. The loan bears interest at TJLP (Brazilian government rate) plus 3% (12.75% at March 31, 2006 and December 31, 2005) and is repayable over 36 months. The loan is secured by the equipment purchased.

(f)	Due to Banco Volkswagen

Relates to a secured note payable of R$1,147,581 ($528,255) at March 31, 2006 (R$1,158,400 ($496,850) at December 31, 2005) for the purpose of purchasing trucks. The loan bears interest at TJLP (Brazilian government rate) plus 2.99% (12.74% at March 31, 2006 and December 31, 2005) and is repayable over 48 months. The loan is secured by the trucks purchased.

(g)	Due to Banco Itau S.A.

Relates to a secured note payable of R$792,000 ($364,574) for the purpose of purchasing equipment. The loan bears interest at 11.7% per annum and is repayable over 34 months. The loan is secured by the equipment purchased.

(h)	Due to Bradesco- Exchange

Relates to an unsecured promissory note payable of R$533,000 ($245,351) for the purpose of providing working capital. The loan bears interest at 5.8% per annum and is repayable over 3 months.

(i)	Due to RMB International

Relates to a loan facility agreement in the amount of $14,000,000. The loan will be used primarily to finance the development, construction and start up of the Turmalina project. $2,250,000 of the loan was used for the Sabará project. The loan bears interest at US LIBOR plus 4% per annum (8.9% at March 31, 2006). The loan also has a commitment fee of interest at 1.25% per annum on undrawn funds, which is payable quarterly. The loan is repayable in quarterly payments of $1,400,000 beginning June 30, 2007 until September 30, 2009. The terms of the loan require hedging strategies for gold price protection and currency protection (Note 12). The loan is secured by all of the assets of Mineração Turmalina Ltda. (“MTL”) including an escrow agreement regarding the proceeds bank accounts, (through which all Turmalina and Sabará related cash transactions must flow), a pledge by Mineração Serras do Oeste Ltda. (“MSOL”) of its quota shares in MTL, the assets of the Sabará Zone A and Zone C projects, a limited recourse guarantee by MSOL, a guarantee by Jaguar, and a negative pledge by Jaguar against disposing or encumbering their quota shares in MSOL. The arrangement fee included a cash fee of $280,000 (included in prepaid financing fees (Note 4), issuance of 350,000 listed Jaguar warrants as well as financier warrants consisting of 1,093,835 unlisted warrants. 300,000 unlisted warrants were also issued to consultants involved in the financing. Warrants valued at $1,729,426 were issued in association with the credit facility and are included in deferred financing fees. The terms of the loan require that debt covenants (primarily in relation to anticipated future cash flows) be maintained. As at March 31, 2006 the Company was in compliance with these debt covenants.

8

JAGUAR MINING INC.
Notes to Interim Consolidated Financial Statements
(Expressed in U.S. dollars)
Three months ended March 31, 2006
(Unaudited)
8. Capital Stock:
(a)	Common shares:
Authorized and issued:

The Company is authorized to issue an unlimited number of common shares. The Company has issued the following common shares.

	Number	Amount

Balance, December 31, 2005 (i)	33,346,337	$48,013,025
Exercise of compensation warrants	36,761	161,040
Exercise of stock options exercised — cash	24,000	48,000
Exercise of stock options exercised — cashless method	506,348	597,229
Public Offering (ii)	11,435,000	51,367,973
Other stock issuance costs	—	(3,968,991)

Balance, March 31, 2006	45,348,446	$96,218,276

(i)	Deducted from the common share balance is an $800,000 loan to Brazilian Resources, Inc. (“BZI”) made October 2, 2003. In return for the loan, the Company received a first option to purchase BZI’s interest in a certain mining project. BZI used the proceeds of the loan to purchase 500,000 common shares of the Company from a third party. The loan bears interest at 5% per annum compounded annually, and was due October 1, 2005 and is secured by 500,000 of the Company’s common shares (Market value — March 31, 2006 — $2,446,234 (December 31, 2005 — $1,694,406)). On November 2, 2005, the loan was extended to June 30, 2006. Under CICA Emerging Issues Committee 132 — Share Purchase Financing, the loan is classified as a reduction to shareholders’ equity. Included in the statement of deficit is interest income of $10,000 (March 31, 2005 — $10,000) relating to this loan.

(ii)	On March 27, 2006, the Company completed a public offering of 11,435,000 common shares at a price of Cdn.$5.25 per share for gross proceeds of $51,367,973 (Cdn.$60,033,750). Net proceeds received were $47,398,982 (Cdn. $55,395,190) after underwriters fees and legal costs, closing costs and allocation of broker warrants were deducted. The Company issued 343,050 broker warrants to the agent of the public offering. The broker warrants are included in the warrants schedule (Note 8(b)). Each broker warrant is convertible into one common share at a price of Cdn.$5.25 expiring March 27, 2008. A value of $584,128 (Cdn.$682,670) was allocated to the broker warrants and recorded as share issue cost.

9

JAGUAR MINING INC.
Notes to Interim Consolidated Financial Statements
(Expressed in U.S. dollars)
Three months ended March 31, 2006
(Unaudited)
8. Capital Stock (continued):
(b)	Warrants:

	Number	Amount

Balance, December 31, 2005	9,259,385	$6,554,431
Exercise of compensation warrants	(36,761)	(36,761)
Compensation warrants issued on public offering in March 2006	343,050	584,128

Balance, March 31, 2006	9,565,674	$7,101,798

The following is a summary of the warrants date of grant, exercise price and expiry date at March 31, 2006:

Number		Exercise
Outstanding	Date of Issue	Price	Expiry Date

1,895,800	July 27, 2004	Cdn.$ 6.00	May 19, 2006
5,048,250	December 31, 2004 to January 21, 2005	Cdn.$4.50	December 31, 2007
534,739	December 31, 2004 to January 21, 2005	Cdn.$3.90	December 31, 2006
300,000	December 13, 2005	Cdn.$3.90	December 12, 2007
350,000	December 20, 2005	Cdn.$4.50	December 31, 2007
1,093,835	December 20, 2005	Cdn.$4.50	September 30, 2009
343,050	March 27, 2006	Cdn.$5.25	March 27, 2008

9,565,674

(c)	Stock options:
During 2003, the Company established The Jaguar Stock Option Plan. Under the Plan the Company may grant options to directors, officers and employees of the Company, its parent companies and subsidiaries. The maximum number of Company shares that have been reserved under this plan is 5,500,000. Options granted after February 17, 2004 do not have any specific vesting provisions.

10

JAGUAR MINING INC.
Notes to Interim Consolidated Financial Statements
(Expressed in U.S. dollars)
Three months ended March 31, 2006
(Unaudited)
8. Capital Stock (continued):
(c)	Stock Options (continued):
Effective October 22, 2004, the Plan was amended to allow a cashless exercise of the options. Under this amendment, an option holder can elect to have the corporation withhold a number of shares of stock issued as payment of the exercise prices, based on the price of the shares at the close of trading on the day of exercise of the options, with the net shares issued to the optionee in connection with the exercised options. During the period ended March 31, 2006, 883,300 options were exercised using the cashless method, ($nil for the period ended March 31, 2005).

	Number	Amount

Balance, December 31, 2005	4,425,300	$4,026,192
Stock based compensation	n/a	104,805
Options exercised conventionally	(24,000)	—
Options exercised –cashless method	(883,300)	(597,229)

Balance, March 31, 2006	3,518,000	$3,533,768

		Weighted	Weighted
		Average	Average
Common share options	Number	Price	Price
		U.S.	Cdn.
Balance, December 31, 2005	4,425,300	$0.79	$3.80
Options exercised	(907,300)	0.76	3.83

Balance, March 31, 2006	3,518,000	$0.82	$3.79

11

JAGUAR MINING INC.
Notes to Interim Consolidated Financial Statements
(Expressed in U.S. dollars)
Three months ended March 31, 2006
(Unaudited)
8. Capital Stock (continued):
(c)	Stock Options (continued):

			Weighted
Exercise	Outstanding		Average Life in	Number
price	March 31, 2006		Years	Exercisable

$0.65	425,000		1.97	425,000
$1.00	355,000		2.43	355,000
$2.00	4,000		2.50	4,000
$3.75 Cdn.	265,000		2.60	265,000
$3.60 Cdn.	25,000	(i)	2.64	25,000
$4.05 Cdn.	685,000		3.14	525,000
$4.25 Cdn.	189,000		3.21	55,000
$4.00 Cdn.	407,500		3.56	367,500
$3.47 Cdn.	822,500		3.89	717,500
$3.65 Cdn.	300,000		3.95	—
$3.29 Cdn.	40,000		4.69	40,000

	3,518,000			2,779,000

(i)	The Company will contribute Cdn.$2.64 toward the exercise of each common share purchased pursuant to such exercise.

The weighted average fair value at the date of grant for the options granted during the period ended March 31, 2005 was $1.40 (no options were granted during the three month period ended March 31, 2006).

The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

March 31,
2005
Risk-free interest rate	4.5%
Expected dividend yield	0.0%
Expected share price volatility	50.0%
Expected life of the options	5 years

12

JAGUAR MINING INC.
Notes to Interim Consolidated Financial Statements
(Expressed in U.S. dollars)
Three months ended March 31, 2006
(Unaudited)
9. Basic and Diluted Net Loss Per Share:

	March 31,	March 31,
	2006	2005

Numerator

Net loss for the period	$(6,163,570)	$(1,967,337)

Denominator

Weighted average number of common shares outstanding	34,281,140	30,998,389

Common shares — share purchase loan (Note 8 (a)(i))	(500,000)	(500,000)

	33,781,140	30,498,389

Basic and diluted net loss per share	$(0.18)	$(0.06)

The determination of the weighted average number of shares outstanding for the calculation of diluted net loss per share does not include the effect of outstanding warrants and options since they are anti-dilutive.
10. Related Party Transactions:
(a)	The Company incurred fees of $178,000 for the three months ended March 31, 2006 (three month period ended March 31, 2005 — $239,000) from IMS, a corporate shareholder, who provides operating services to the Company’s Brazilian subsidiary. The fees are included in management fees in the statement of operations. Included in accounts payable and accrued liabilities is $271,000 (December 31, 2005 — $80,000) owing to the IMS.

(b)	The Company incurred management fees for the period ended March 31, 2005 of $60,000 from BZI who provides administrative services. The management fees are included in the statement of operations. On March 31, 2005, the agreement with BZI, to provide management and administrative services for a fee of $20,000 per month, ceased.

(c)	For the three months ended March 31, 2006, the Company incurred legal expenses of $270,009 (three months ended March 31, 2005 — $38,682) from a legal firm of which the Secretary of the Company is a Senior Partner. As at March 31, 2006, $139,948 ($139,948 for the three months ended December 31, 2005) are included in prepaid and sundry assets and $141,011 ($nil for the three months ended December 31, 2005) are included in share issuance costs on the balance sheet. At March 31, 2006, accounts payable and accrued liabilities includes $495,635 (December 31, 2005 — $225,625) due to this legal firm.

13

JAGUAR MINING INC.
Notes to Interim Consolidated Financial Statements
(Expressed in U.S. dollars)
Three months ended March 31, 2006
(Unaudited)
10. Related Party Transactions (continued):
(d)	The Company incurred occupancy fees of $30,000 for the period ended March 31, 2006 (March 31, 2005 — $nil) to BZI for use of administrative offices. The company also incurred consulting fees and administrative service charges of $63,913 from BZI for the period ended March 31, 2006 ($nil for the period ended March 31, 2005). The occupancy costs, consulting fees and administrative service fees are included in the statement of operations. At March 31, 2006, accounts payable and accrued liabilities includes $19,918 (December 31, 2005 — $61,050) due to BZI.
11. Supplemental Cash Flow Information:

	Three months	Three months
	ended March	ended March
	2006	2005

Equipment purchased on issuing note payable (Note 7 (g))	364,574	—

Warrants issued in conjunction with the Offering (Note 8 (a)(ii))	584,128	—
During the period, the company paid $71,000 (the first quarter of 2005 — $47,000) in interest.
12. Financial Instruments:
(a)	Forward sales contracts:
In connection with the Turmalina loan facility (Note 7(i)), the Company has entered into forward sales contracts to manage commodity price exposure on gold sales. The contracts are matched to a percentage of the anticipated future production of gold by the Turmalina and Sabará mining operations from the first quarter of 2007 to the second quarter of 2009 for a total of 77,002 ounces. The forward sales contracts are to be settled at US$527.10 per ounce at the end of each quarter over the term of the contract against the London PM fix without requirement for the delivery of the gold produced.

As at March 31, 2006 long term liabilities include $7,867,241 (December 31, 2005 — $3,392,974) of unrealized losses related to the forward sales contracts. As at March 31, 2006 current liabilities include $546,322 (December 31, 2005 — $nil) of unrealized losses related to the forward sales contracts. Included in the statement of operations for the three month period ended March 31, 2006, is an unrealized loss on forward sales derivatives of $5,020,588 (March 31, 2005 — $nil)

14

JAGUAR MINING INC.
Notes to Interim Consolidated Financial Statements
(Expressed in U.S. dollars)
Three months ended March 31, 2006
(Unaudited)
12. Financial Instruments (continued):
(b)	Forward foreign exchange contracts:
As at March 31, 2006, the Company has forward foreign exchange contracts to purchase R$19,888,500 (Brazilian reais) for $8,000,000 with various settlement dates between 2006 and December 28, 2007 at a weighted average rate of 2.4861. The terms of the contract require a percentage of the funds to be held on deposit as collateral to cover the contracts. As at March 31, 2006 $3,000,000 of cash was restricted for this purpose.

On March 31, 2006 long term assets included $485,752 (December 31, 2005 — $nil) of unrealized foreign exchange gains. Included in the statement of operations for the three month period ended March 31, 2006, is an unrealized gain on forward foreign exchange derivatives of $485,752 (March 31, 2005 — $nil) and a realized gain on forward foreign exchange derivatives of $35,631 (March 31, 2005 — $nil).
The Company is exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments, but does not expect any counterparties to fail to meet their obligations. The Company deals with only highly rated counterparties, normally major financial institutions. The Company is exposed to credit risk when there is a positive fair value of derivative financial instruments at a reporting date.

15

Document No. 9
JAGUAR MINING INC.
Management’s Discussion and Analysis
of Financial Condition and Results of Operations
in respect of the two years ended December 31, 2006 and 2005

All amounts are expressed in US$ unless otherwise indicated.
INTRODUCTION
This Management’s Discussion and Analysis has been prepared as of March 22, 2007 and contains certain “Forward-Looking Statements” within the meaning of the Canadian Securities laws. All statements, other than statements of historical fact, included herein, including without limitation statements regarding potential mineralization and reserves, exploration results and future plans and objectives of Jaguar Mining Inc. (“Jaguar” or “the Company”) are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.
The following discussion of the operating results and financial position of the Company should be read in conjunction with the audited consolidated financial statements and the notes thereto of the Company for the two years ended December 31, 2006. The financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada. Further information about the Company is available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and on its corporate website www.jaguarmining.com.
The average annual rates of exchange for the Canadian dollar (Cdn.$) per US$1.00 for 2006 and 2005 were 1.13 and 1.21 respectively. The average annual rates of exchange for the Brazilian real (R$) per US$1.00 for 2006 and 2005 2.17 and 2.43 respectively.
SUMMARY DESCRIPTION OF JAGUAR’S BUSINESS
Jaguar, a corporation existing under the laws of Ontario, is engaged in the acquisition, exploration, development and operation of mineral properties in the Iron Quadrangle region of Brazil, a greenstone belt located east of the city of Belo Horizonte in the state of Minas Gerais. Jaguar intends to become a mid-size gold producer with production of 300,000 ounces (“oz”) per year beginning in 2009. Jaguar believes it has the ability to convert its mineral resources to mineral reserves in order to sustain its production level goals for ten years or more. Jaguar is currently producing gold at its Sabará property and undergoing commissioning at its Turmalina property. Jaguar’s objectives are to increase overall production at its properties, continue its exploration and development programs in order to meet production goals, and develop the Paciência and Caeté properties. The following two corporate initiatives in early 2007, (a) to call the outstanding warrants early and (b) the private placement of units, provided the necessary funds to attain 300,000 oz of gold production in 2009. Once Jaguar reaches this level of production, the Company believes it will have a cost structure that would place it in the lower quartile of all primary producers. Jaguar also has potential for finding large gold exploration targets and has 72,000 acres of prime exploration properties in the Iron Quadrangle as well as in Northern Brazil where it recently formed a Joint Venture with Xstrata plc (“Xstrata”) to explore the Pedra Branca Project.
Jaguar has measured and indicated resources of 15,855,960 tonnes (“t”) with an average grade of 5.18 g/t containing 2,640,960 oz of gold and 4,758,700 of gold inferred resources with an average grade of 5.14 g/t containing 786,960 oz. Jaguar’s proven and probable mineral reserves, which are included in total resources, are 7,229,160 t with an average grade of 4.90 g/t containing 1,138,870 oz.
RESULTS OF OPERATIONS
Summary of Quarterly Results
(unaudited) (in thousands of $, except per share amounts)

Quarter ended	31-Dec	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep	30-Jun	31-Mar
Year	2006	2006	2006	2006	2005	2005	2005	2005
Net sales	$6,304	$7,279	$5,471	$2,125	$1,543	$3,630	$1,270	$2,067
Net income (loss)	(6,181)	$2,441	$(2,841)	$(6,164)	$(6,808)	$(2,658)	$(1,405)	$(1,967)
- per share basic	$(0.13)	$0.05	$(0.06)	$(0.18)	$(0.21)	$(0.09)	$(0.05)	$(0.06)
- per share diluted	$(0.13)	$0.05	$(0.06)	$(0.18)	$(0.21)	$(0.09)	$(0.05)	$(0.06)
Summary of Key Operating Results

		Year Ended		Year Ended	Year Ended
		December 31,		December 31,	December 31,
	Q4 2006	2006	Q4 2005	2005	2004
Sales ($000)	$6,304	$21,179	$1,543	$8,510	$5,632
Oz sold	10,373	34,880	3,202	19,246	13,579
Average realized price $ / oz	$608	$607	$482	$442	$415
Gross profit ($000)	$1,694	$5,161	$(1,438)	$(4,716)	$606
Net income (loss) ($000)	$(6,181)	$(12,746)	$(6,808)	$(12,838)	$(3,802)
- per share basic	$(0.13)	$(0.30)	$(0.21)	$(0.41)	$(0.19)
- per share diluted	$(0.13)	$(0.30)	$(0.21)	$(0.41)	$(0.19)
Weighted avg. shares outstanding	46,397,867	43,114,563	32,809,155	31,266,914	20,308,047
Diluted shares outstanding	46,397,867	43,114,563	32,809,155	31,266,914	20,308,047

1

2006 Compared to 2005
Revenue in Q4 2006 increased from Q4 2005 and revenue increased in 2006 over 2005 due to both an increase in oz sold and an increase in the average realized gold price. The increase in sales and gross profit in 2006 was offset by higher operating expenses and a higher unrealized loss on forward sales derivatives (see Review of Certain Operating Expenses and Other Income and Expenses below). In spite of this, the 2006 net loss was slightly less than the 2005 net loss.
Review of Certain Operating Expenses and Other Income and Expenses
(in thousands of $)

		Year Ended		Year Ended
		December 31,		December 31,
	Q4 2006	2006	Q4 2005	2005
Stock based compensation	$3,064	$5,990	$177	$1,791
Administration	$2,260	$7,375	$589	$4,474
Interest expense	$52	$270	$66	$184
Unrealized forward sales derivative loss	$2,439	$6,822	$3,393	$3,393
Realized forward sales derivative loss	$—	$—	$150	$150
Unrealized forward fx derivative (gain)	$(73)	$(709)	$—	$—
Realized forward fx derivative (gain)	$(440)	$(846)	$—	$—
Foreign exchange loss (gain)	$246	$(1,871)	$175	$(1,093)
Amortization of deferred financing expenses	$190	$698	$—	$—
Interest income	$(298)	$(1,582)	$(91)	$(1,631)
•	Stock based compensation expense varies depending upon when stock options vest.
•	Administration costs increased from $4.5 million in 2005 to $7.4 million in 2006 mainly due to increased staffing needs related to the management of the engineering, procurement and construction (EPC) department as a result of Jaguar’s expansion of operations in Brazil. In addition, cost increased due to the strengthening of the R$against the US$, new management information systems implementation, and consulting fees related to the assessment of internal controls and procedures.
•	During 2006, the Company recognized an unrealized loss of $2.4 million for Q4 and $6.8 million for the year on forward sales contracts to manage the commodity price exposure on gold sales, as required by the Turmalina loan facility. The Company also recognized an unrealized gain of $73,000 for Q4 and $709,000 for the year. In addition, a realized gain of $440,000 for Q4 and $846,000 for the year on forward foreign exchange contracts used to manage currency exposure on the R$. (See Financial Instruments – hedging)
•	A foreign exchange loss of $246,000 was recognized in Q4 2006 primarily due to the unfavorable effects of the Cdn.$movement in the quarter. The Company recognized a foreign exchange gain of $1.9 million in 2006 versus $1.1 million in 2005 due to strengthening of both the R$and the Cdn.$over the US$.
•	Beginning in Q1 2006, the deferred finance fees related to the Turmalina loan facility were amortized over the life of the loan. Deferred finance fees of $190,000 were expensed in Q4 2006.
•	Interest income decreased slightly in 2006 due to a cessation of interest accrued on the loan receivable from Prometálica Mineração Ltda. (“Prometálica”), which was partially offset by interest accrued on higher bank balances. Interest income in Q4 2006 increased over Q4 2005 due to higher bank deposits.
Production and Operating Performance
Summary of All Plants Q4 2006 Operating Data 1

	Ore Processed	Feed	Recovery	Production	Cash Operating	Cash Operating
Project	(t 000)	grade (g/t)	grade (g/t)	(oz)	cost/t	cost/oz
Caeté Plant	11	2.06	.53	1,290	$24.72	$749
Queiroz Plant	1	3.28	2.92	241	$60.99	$1,092
Sabará Plant	108	3.51	2.53	7,772	$23.16	$290
Total	120	3.24	2.07	9,303	$24.55	$372
Summary of All Plants 2006 Operating Data 1

	Ore Processed	Feed	Recovery	Production	Cash Operating	Cash Operating
Project	(t 000)	grade (g/t)	grade (g/t)	(oz)	cost/t	cost/oz
Caeté Plant	124	2.21	1.56	6,167	$35.28	$628
Queiroz Plant	69	3.75	3.35	7,387	$40.94	$381
Sabará Plant	425	2.86	2.11	24,322	$20.38	$301
Total	618	2.83	2.12	37,876	$25.67	$370

2

Summary of All Plants 2005 Operating Data 1

	Ore Processed	Feed	Recovery	Production	Cash Operating	Cash Operating
Project	(t 000)	grade (g/t)	grade (g/t)	(oz)	cost/t	cost/oz
Caeté Plant	380	2.44	1.32	18,200	$25.28	$528
Total	380	2.44	1.32	18,200	$25.28	$528

[1]	During 2005 changes in estimates resulted in inventory write downs that were included in Q3 2005 and Q4 2005 Zone B production. The amount of those write downs that belonged in the first two quarters of 2005 could not be determined. Accordingly, these adjustments were recorded in Q3 2005 and Q4 2005 respectively, and comparative information has not been presented for 2005.
PROJECT DEVELOPMENT REVIEW — OPERATIONS AND EXPLORATION
2006 Production
For the fiscal year ending December 31, 2006, the Company produced 37,876 ounces at an average cash operating cost of $370/oz. Jaguar owns two 1,500 t/day processing plants, the Sabará Plant and the Caeté Plant, and has contractual access to sulfide mineralization processing facilities operated by AngloGold Ashanti (the “Queiroz Plant”) for up to 21,000 t/month beginning May 2007 through the end of 2009.
Subsequent to year-end, Jaguar provided notice to AngloGold Ashanti that it has elected not to exercise its rights to process non-refractory ore at the Queiroz Plant during 2007. This decision was based on an internal assessment of production alternatives, which the Company has determined should generate a greater level of profitability in the future by processing available ore through a Company-owned facility. Plans to develop such a facility are in process.
The Company is also in final stages of ramping up the new 1,200 t/day Turmalina processing plant. Commissioning began in November of 2006.
A review of operating achievements during 2006 for the Company’s major projects is as follows:
Turmalina Region
Operations
The commissioning phase of operations at the Company’s Turmalina complex began during Q4 2006. The first gold pour was conducted early in January 2007 and yielded 91% gold doré bars with a collective weight of approximately 248 oz. Management expects mining and processing systems to reach design rate of (a) ore processing 1,200 t/day and (b) gold output of 60,000 oz/yr by mid-2007.
Turmalina is an underground mine utilizing the “sublevel stoping with paste fill” and “cut and fill” mining methods. Underground mine development began in Q1 2006 on the first of two ore zones and underground development work is progressing towards the Satinoco ore zone.
The main transportation ramp into the mine has reached an elevation of 522 m, 173 m below ground level.
Turmalina was constructed to initially process 1,200 t/day of ore and produce approximately 60,000 oz of gold annually and has proven and probable reserves of 2,916,000 t at 6.3 g/t containing 587,000 oz of gold. Jaguar estimates Turmalina production of approximately 53,000 oz in 2007.
Exploration
Exploration work confirms that the geology at Turmalina is consistent with major gold mines elsewhere in the Iron Quadrangle. Turmalina’s Main and Northeast ore bodies are open at depth. Jaguar has also discovered a parallel structure known as Satinoco, which is about 1 km long and is located 250 m from the Main ore body.
During Q3 2006, Jaguar completed Phase I of the exploration program at Satinoco, which included 7,857 m of drilling from 62 holes. Some of the deeper holes cut the mineralization 220 m below the surface, indicating continuity at depth and consistency with the mineralization of the parallel Turmalina Mine, which has known reserves to 500 m.
Phase II of the Satinoco exploration program is underway. Jaguar plans to carry out 12,000 m of additional surface drilling, 1,250 m of drifts and 1,500 m of underground drilling. The Phase II field work is expected to allow for the completion of the Satinoco Zone feasibility study (including underground development) at an estimated cost of $3 million. The feasibility is expected to add reserves to a depth of 500 m, expanding Turmalina’s current 587,000 oz reserve base and its 60,000 oz per year gold production rate.

3

Sabará Region
Operations
Sabará Project — During 2006, gold mining operations at Sabará generated positive cash flow. Management expects this operation to remain profitable during 2007. Jaguar estimates Sabará production of approximately 35,000 oz in 2007.
Caeté Project — Gold processing operations at the Caeté Plant were discontinued as planned in December 2006. Oxide ore zones supplying the plant were depleted allowing for the conversion and expansion of the facility, which is expected to begin during the second half of 2007. Jaguar recently completed the initial phase of a scoping study to convert and expand the Caeté Plant in three phases over the next five years. This strategy should expedite and expand production at substantially lower capital costs by optimizing the Company’s existing infrastructure and eliminating the requirement to construct a new plant in the Santa Bárbara Region. Converting this facility to handle sulfide ores from these adjacent properties will also allow the Company to obtain all required permits in a more timely manner.
Exploration
Caeté Project - Jaguar began working on the Roça Grande exploration program during Q3 2006. As at December 31, 2006, 6,830 m of drilling from 48 surface holes had been completed. At the end of Q1 2007, there were nine drill rigs on site. Jaguar plans to conduct 18,000 m of drilling for the Caeté Project and complete a feasibility study around mid-year 2007.
Jaguar operates its own metallurgical laboratory and testing facilities, which were constructed adjacent to the Caeté Plant. These facilities have the capacity to test 7,500 core samples per month and are operating. They were built in 2005 to more rapidly advance the Company’s process control and exploration efforts in the district.
Paciência Region
During 2006, Jaguar continued to work on the Paciência feasibility study and completed 110 holes with approximately 23,500 m of drilling, 297m of drifts and 197m of ramp development. The Company now has over 2 km of underground work in place and another 2 km is planned for 2007. Test mining was performed during Q3 2006 to define the appropriate mining method and the geo-mechanical parameters of the mine.
Subsequent to year-end, Jaguar completed the pre-feasibility study on its Paciência Project Santa Isabel Mine. The study was prepared for Jaguar by Ivan C. Machado, M.Sc., P.E., P.Eng., Principal of Salt Lake City based TechnoMine Services LLC. (“TechnoMine”). Mr. Machado serves as Jaguar’s independent Qualified Person in accordance with NI 43-101. Jaguar expects to complete the feasibility study in Q2 2007.
Based on the findings of the pre-feasibility study, Jaguar will move to advance its 100% owned Paciência Project toward production of approximately 70,000 to 75,000 oz of gold per year at an average estimated cash cost of US$221 per oz over an initial 5.1 year mine life. Jaguar envisions bringing additional resources into the mine plan as further exploration results are evaluated. These additional resources are expected to increase the life of the mine and annual production rate beyond current estimates. The process to obtain permits required for the Paciência Project is underway. The Installation License in respect to the project is expected to be issued early in Q2 2007, with initial production slated for Q2 2008.
The pre-feasibility study identified measured and indicated mineral resources of 2,551,660 t with an average grade of 5.22 g/t containing 428,000 oz of gold and inferred resources of 420,700 t with an average grade of 5.44 containing 73,580 oz to a depth of 300 m from surface. The resource estimates were determined using an assumed gold price of $550 per oz, a capping grade of 95 g/t and a low cut-off grade of 1.5 g/t. Proven and probable mineral reserves are as follows:

	Tonnage	Grade	Ounces
	(t)	(g Au/t)	(oz Au)
Proven	966,160	4.52	141,320
Probable	1,726,000	4.52	250,870
Total	2,692,160	4.52	392,190
The capital cost estimate is $42 million through the end of 2006. Jaguar has already invested approximately $10 million in exploration, infrastructure and mine development at Santa Isabel.
Jaguar intends to use a cut and fill method at the Santa Isabel Mine, which contemplates a treated tailings backfill system. The processing facilities will include crushing and grinding circuits followed by a gravity separation circuit, which is expected to recover approximately 40% of the available gold, along with a leaching and carbon-in-pulp adsorption/desorption/recovery (“CIP-ADR”) plant to process the downstream gravity-removed ore pulp. Civil work for the CIP-ADR processing facility has begun. Jaguar anticipates major systems will be substantially completed by the end of 2007.
Jaguar controls properties along 12km of concessions in the Paciência Region located in the state of Minas Gerais in Brazil. Table 2 below presents estimated gold resources for Jaguar properties in the Paciência Region that are not included in the resource estimates contained in the pre-feasibility study for the Santa Isabel Mine.

4

Paciência Region, Other – Estimated Resources

Category	Tonnage (t)	Grade (g Au/t)	Ounces (oz Au)
Measured (M)	1,642,000	3.68	194,295
Indicated (I)	1,567,000	3.97	200,000
(M + I)	3,209,000	3.82	394,040
Inferred	500,000	5.00	80,380
The measured and indicated gold resources presented in Table 2 are based on a NI 43-101 compliant technical report prepared by TechnoMine on the Quadrilátero Gold Project and filed on SEDAR on December 20, 2004.
New Properties
Jaguar also has option rights to the IAMGOLD Property, which represents approximately 2,307 acres near the Paciência Region. Jaguar plans to conduct exploration at the IAMGOLD Property during 2007. This property represents an opportunity for Jaguar to eventually expand Paciência’s mineral resources and production profile.
Santa Bárbara Region
The Pilar mine is the primary focus of activity in the Santa Bárbara Region. Jaguar contemplates mining underground non-refractory sulfide ore at Pilar, which is expected to be trucked to and processed at the expanded Caeté Plant located in the Sabará Region, 30 km away (see Sabará Region under the Project Development Review section of this MD&A). Jaguar initially contemplated building a sulfide plant on site, but the acquisition of the Roça Grande property created an opportunity to develop a project with greater plant capacity to receive ore from several mineral properties.
During 2006, Jaguar produced small amounts of oxide ore at Pilar, which was transported to the Caeté Plant for processing. Oxide production has been combined with exploration, resulting in the discovery of new mineralized zones. The surface work provided data to Jaguar, allowing the Company to project the mineralization at depth.
During 2006, Jaguar excavated the 5 m by 5 m ramp toward the sulfide zones at Pilar and reached the mineralized zone during Q3.
Pedra Branca
On February 28, 2007, the Company entered into a formal agreement with Xstrata for Jaguar to explore the Pedra Branca Gold Project in the State of Ceará in Northern Brazil. For detailed information, see Subsequent Events.
FINANCIAL CONDITION, CASH FLOW, LIQUIDITY AND CAPITAL RESOURCES
Cash Flow Highlights
(in thousands of $)

		Year Ended		Year Ended
		December 31,		December 31,
	Q4 2006	2006	Q4 2005	2005
Operating activities	$(3,117)	$(7,697)	$(1,161)	$(7,706)
Financing activities	$7,073	$63,008	$1,598	$4,368
Investing activities	$(17,623)	$(50,085)	$(4,865)	$(16,620)
Increase (decrease) in cash for the period	$(13,667)	$5,226	$(4,428)	$(19,958)
Beginning cash balance	$28,426	$9,533	$13,961	$29,491
Ending cash balance	$14,759	$14,759	$9,533	$9,533
•	Operating activities consumed $7.7 million of cash for the year ended December 31, 2006, primarily due to a net operating loss of $12.7 million. The company’s non-cash operating expenses, including an unrealized loss on forward sales derivatives ($6.8 million) and stock compensation expense ($6.0 million) were offset by an increase in working capital.
•	Financing activities generated $63 million of cash in 2006 through the issuance of common shares and a debt facility.
•	Investing activities consumed $50.1 million of cash during 2006. The funds were used for mineral exploration projects and mining properties, and purchase of plant and equipment.

5

Balance Sheet Highlights
(in thousands of $)

	Year Ended	Year Ended	Year Ended
	December 31, 2006	December 31, 2005	December 31, 2004
Total assets	$124,130	$51,235	$50,286
Total long term liabilities	$19,179	$4,895	$2,067
•	Total assets increased significantly over the last year, with the largest increases being in plant and equipment and mineral properties.
•	Long term liabilities have increased over the last two years as a result of new project debt and unrealized losses on gold forward sales contracts purchased as a condition of the financing. .
Capital Spending Program
Project Capital Spending in $ Millions

		Year Ended
		December 31,	Budget
Region	2004 and 2005	2006	2007-2008
Sabará	10.5	8.0	40.4
Turmalina	5.4	27.5	16.8
Santa Bárbara	3.1	6.1	0.0
Paciência	3.1	9.1	37.9
Total project capital spending	22.1	50.7	95.1
Jaguar intends to use cash flow generated by its increasing gold production to help finance the construction of additional projects in the above regions. These projects may also be funded by project debt (see Subsequent Events), equipment financing and existing cash.
Total Capital Spending During the Period in $ Millions

		Year Ended
	Q4 2006	December 31, 2006
Project capital spending — excluding exploration[1]	14.5	40.1
Project capital spending — exploration[1]	3.0	10.6
Operating office	0.1	0.4
Total capital spending	17.6	51.1

Amount paid in cash	17.6	50.1
Amount financed	0.0	1.0
Total capital spending	17.6	51.1

[1]	In prior periods a portion of exploration was included in the total project capital spending and a portion of exploration was shown separately. Commencing in Q3 2006, all exploration has been included in total project capital spending. Exploration associated with project development has been disclosed separately in the table above.
Jaguar has identified three primary uses of capital over the 2007-2008 period. These include:
(a)	new mine development and processing capacity and expansion of existing operations,

(b)	exploration at brownfield locations in the Iron Quadrangle

(c)	sustaining capital to maintain existing operations
To remain consistent with information presented in prior periods, the primary uses of capital over this period equal $106.7 million and are broken down as follows:

(a)	CAPEX for new primary capacity and expansion of existing capacity, including exploration of $13.1 million:	$95.1 million
(b)	Sustaining capital and other:	$11.6 million

	Total:	$106.7 million
Previously Jaguar had presented this information in two components as follows:

(a)	Expansion CAPEX required:	$89.4 million
(b)	Other CAPEX (including a portion of exploration expenses):	$17.3 million

	Total:	$106.7 million

6

A re-classification of exploration expenses has been included in the Capital Spending Program and presented herein. The Company will break-out actual and estimated future exploration expenses separately going forward.
Contractual Obligations
Jaguar’s contractual obligations as at December 31, 2006 are summarized as follows:

	Payments due in $ 000’s
Contractual Obligations	2007	2008	2009+	2010+	Total
Property Acquisitions
Turmalina	372	—	—	—	372
Purchase Commitments	—	—	—	—	—
Financing	5,274	6,151	4,399	—	15,824
Management Agreements [1]
Operations	744	—	—	—	744
Suppliers Agreements
Mine Operations [2]	595	—	—	—	595
Drilling [3]	324	—	—	—	324
Asset Retirement Obligations	289	53	—	1,882	2,224
Consulting[4]	172	—	—	—	172
Total	7,770	6,204	4,399	1,882	20,255

[1]	The management agreement is renegotiated on an annual basis. See Note 14 (a).

[2]	Jaguar has the right to cancel the mine operations contract with 90 days advance notice. The amount included in the contractual obligations table represents the amount due within 90 days.

[3]	Jaguar has the right to cancel the drilling contract with 30 days advance notice. The amount included in the contractual obligations table represents the amount due within 30 days.

[4]	See note 18 (b).
Financial Instruments – Hedging
Forward Gold Sales Contracts – Derivative Financial Instruments
Mineração Turmalina Ltda. (“MTL”), a wholly-owned subsidiary of the Company, obtained a $14 million credit facility that required a strategy be put in place to limit the risk against falling gold prices. In Q4 2005, the Company entered into a forward sales contract agreement with the lender to implement a risk management strategy to manage commodity price exposure on gold sales. A portion of the projected gold produced by the Sabará and Turmalina mining operations was hedged with a forward sales contract for each quarter from Q1 2007 to Q2 2009 for a total of 77,002 oz.
The terms of the forward sales contract are as follows:
•	All forward sales contracts are priced at $527.10 per oz (flat forward program).
•	Each contract will be settled in cash at the end of each quarter against the London PM fix (“PM fix”). There is no requirement for delivery of gold.
•	At each settlement date, if the PM fix is lower than $527.10 per oz, then the lender will make a payment to Jaguar equal to the difference between the PM fix and the $527.10 per oz, multiplied by the gold volume for that period according to the future sales contract. Similarly, if the PM fix is higher than $527.10 per oz, then Jaguar will make a payment to the lender equal to the difference between the PM fix and $527.10 per oz, multiplied by the gold volume for that period.
The forward sales contracts are considered derivative financial instruments and are used for risk management purposes and not for generating trading profits.
The Company is exposed to credit-related losses in the event of non-performance by the major international financial institution handling the derivative financial instruments, but does not expect this highly rated counterparty to fail to meet its obligations.
This derivative financial instrument is not accounted for as a hedge. The unrealized gains and losses are recognized in the operating income of the Company and are a result of the difference between the flat forward contract sales price of the gold and the average forward sales price of gold for the period, adjusted for the time value of money, as at the balance sheet date.
As at December 31, 2006, long term liabilities include $6.8 million (December 31, 2005 — $3.4 million) of unrealized losses related to the forward sales contracts. As at December 31, 2006, current liabilities include $3.4 million (December 31, 2005- $nil) of unrealized losses related to the forward sales contracts. Included in the statement of operations for the year ended December 31, 2006, is an unrealized loss on forward sales derivatives of $6.8 million (December 31, 2005 - $3.4 million)

7

Forward Foreign Exchange Contracts – Derivative Financial Instruments
The Company manages its exposure to changes in foreign exchange rates through the use of forward foreign exchange contracts to hedge certain future transactions denominated in foreign currencies. The Company hedges anticipated but not yet committed foreign currency transactions when they are probable and the significant characteristics and expected terms are identified. The Turmalina Loan Facility also requires the Company to put in place a strategy to manage the risk of a decline in the value of the R$.
As at December 31, 2006, the Company has forward foreign exchange contracts to purchase R$19.4 million for $8 million with various settlement dates between February 28, 2007 and March 31, 2008 at a weighted average rate of 2.4261. The terms of the contract require a percentage of the funds to be held on deposit as collateral to cover the contracts. As at December 31, 2006, $3 million of cash was restricted for this purpose.
The forward exchange contracts are considered derivative financial instruments and are used for risk management purposes and not for generating trading profits.
The Company is exposed to credit-related losses in the event of non-performance by the major international financial institution handling the derivative financial instruments, but does not expect this highly rated counterparty to fail to meet its obligations.
This derivative financial instrument is not accounted for as a hedge. The unrealized gains and losses will be recognized in the operating income of the Company and are a result of the difference between the spot price of the R$ and the forward currency contract price as at the balance sheet date.
As at December 31, 2006, long term assets included $709,000 (December 31, 2005 – $nil) of unrealized foreign exchange gains. Included in the statement of operations for the year ended December 31, 2006, is an unrealized gain on forward foreign exchange derivatives of $709,000 (December 31, 2005 – $nil) and a realized gain on forward foreign exchange derivatives of $846,000 (December 31, 2005 — $nil).
RELATED PARTY TRANSACTIONS
The Company incurred fees of $739,000 for the year ended December 31, 2006 from IMS Engenharia Mineral Ltda. (“IMSE”), a company held by several officers of the Company who provides operating services to the Company’s Brazilian subsidiaries. For the year ended December 31, 2005, the Company incurred fees of $954,000 from IMS Empreendimentos Ltda. (“IMS”), a corporate shareholder, who provided operating services to the Company’s Brazilian subsidiaries. The fees are included in management fees in the statement of operations. Accounts payable and accrued liabilities as at December 31, 2006 includes $nil owing to IMSE (as at December 31, 2005 -$80,000 to IMS).
The Company incurred management fees for the period ended March 31, 2005 of $60,000 from Brazilian Resources, Inc. (“BZI”) who provides administrative services. The management fees are included in the statement of operations. On March 31, 2005, the agreement with BZI to provide management and administrative services for a fee of $20,000 per month ceased.
For the three months ended March 31, 2006, the Company incurred legal expenses of $270,000 (three months ended March 31, 2005 — $39,000) from a legal firm of which the Secretary of the Company was a senior partner. The Secretary of the Company ceased to be a partner of this firm March 31, 2006. As at March 31, 2006, $140,000 ($140,000 as at December 31, 2005) was included in prepaid and sundry assets and $141,000 ($nil as at December 31, 2005) was included in share issuance costs on the balance sheet. At March 31, 2006, accounts payable and accrued liabilities include $496,000 (December 31, 2005 — $226,000) due to this legal firm. This amount has subsequently been paid.
The Company incurred occupancy fees of $120,000 for the year ended December 31, 2006 (for the year ended December 31, 2005 — $110,000) to BZI for use of administrative offices. The Company also incurred consulting fees and administrative service charges of $314,000 from BZI for the year ended December 31, 2006 ($27,000 for the year ended December 31, 2005). The occupancy costs, consulting fees and administrative service fees are included in the statement of operations. As at December 31, 2006, accounts payable and accrued liabilities includes $14,000 (December 31, 2005 — $61,000) due to BZI.
On October 2, 2003, the Company loaned BZI $800,000. In return for the loan, the Company received a first option to purchase BZI’s interest in a certain mining project. BZI used the proceeds of the loan to purchase 500,000 common shares of the Company from a third party. The loan bore interest at 5% per annum compounded annually, was due December 31, 2006 and was secured by 500,000 of the Company’s common shares. Under Canadian Institute of Chartered Accountants (“CICA”) Emerging Issues Committee 132 – Share Purchase Financing, the loan was classified as a reduction to shareholders’ equity. Included in the statement of deficit is interest income of $34,000 (December 31, 2005 — $40,000) related to this loan. On August 2, 2006 a payment of $200,000 was made on this loan, which increased shareholders’ equity. On December 8, 2006, the remaining balance including interest was paid in full, and shareholders’ equity was increased by an additional $600,000.
With increased activities in the mineral sector, used equipment has become increasingly difficult to acquire in Brazil. The Company has pursued several opportunities to provide for its mid and long-term equipment needs, including entering a loan

8

agreement with Prometálica, a base metal company. Prometálica’s controlling shareholders are BZI and IMS, the founding shareholders of Jaguar. Loans from Mineração Serras do Oeste Ltda. (“MSOL”), a subsidiary of the Company, to Prometálica allowed Prometálica to purchase processing equipment and properties it had under contract. The agreement secures the MSOL loan by all Prometálica assets, including mineral rights and equipment. The agreement also grants to MSOL the right to purchase certain equipment from Prometálica at appraised value. The due date of this loan was December 31, 2005.
During Q3 and Q4 2005, Prometálica repaid substantially all of the principal amount of the loan. On March 20, 2006, the Company entered into an agreement with Prometálica whereby it agreed to exchange the amount receivable from Prometálica for a 1.5% Net Smelter Royalty (“NSR”) on its Monte Cristo project for a term of 4.5 years, which was the expected life of the project. This agreement was executed on May 10, 2006. As part of the agreement, the Company agreed to place a moratorium on interest accruing on the loan during Q4 2005. Commencing on January 1, 2006, the interest rate on the loan was adjusted to the monthly CDI rate in Brazil. Also as part of the agreement, the Company accepted a transfer of certain mining equipment from Prometálica as partial payment on the loan. The mining equipment was transferred in Q3 2006. It was appraised by an independent engineering firm at the time of the agreement and was valued at $327,000. Prometálica had the right to buy out the NSR on or before December 31, 2006 for the amount of R$3.5 million (approximately $1.6 million as at December 31, 2006). Subsequent to the year end the right to buy out the NSR was extended to September 30, 2007. The NSR was recorded on the Company’s books at the amount of the receivable, plus accrued interest through March 20, 2006. Included in the Company’s long term assets on December 31, 2006 are loans receivable of $ nil (December 31, 2005 – $1.6 million), and a Net Smelter Royalty of $1.5 million (December 31, 2005 – $nil).
The Company incurred rental income for temporarily idle equipment and use of administrative offices from Prometálica. As at December 31, 2006 prepaid expenses and sundry assets included $149,000 receivable from Prometálica ($nil — 2005).
NORMAL COURSE ISSUER BID
In August 2006, Jaguar received approval from the TSX for its proposed normal course issuer bid to purchase up to the lesser of 2,291,655 common shares, being 5% of the issued and outstanding common shares of Jaguar, or the number of common shares equal to a maximum aggregate purchase price of $1 million. The normal course issuer bid commenced on August 25, 2006 and will terminate on August 24, 2007. This was the first normal course issuer bid undertaken by Jaguar, and Jaguar has not previously purchased securities of its own issue.
Jaguar decided to engage in a normal course issuer bid because it believes that, from time to time, the market price of its common shares may not reflect fully the underlying value of its business and future business prospects. In such circumstances, Jaguar believes the outstanding common shares represent an attractive investment, since a portion of Jaguar’s excess cash can be invested for an attractive risk adjusted return on capital through its bid.
As at December 31, 2006, Jaguar had purchased 1,000 common shares under its normal course issuer bid at an average price of Cdn.$4.65. These shares, and any shares purchased under the normal course issuer bid in the future, will be scheduled for cancellation.
NON-GAAP PERFORMANCE MEASURES
The Company has included the non-GAAP performance measures listed below in this document. These non-GAAP performance measures do not have any standardized meaning prescribed by GAAP and, therefore, may not be comparable to similar measures presented by other companies. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared with GAAP. Management uses these statistics to monitor the performance of the Company’s producing mines compared to plan and assess the overall effectiveness and efficiency of the mining operations. The definitions for these performance measures and reconciliation of the non-GAAP measures to reported GAAP measures are as follows:

9

Operating Cash Cost per tonne processed

	Q4 2006	Y/E 2006	Y/E 2005
Production cost per statement of operations	$3,788,000	$13,195,000	$6,932,000
Inventory adjustment[1]	$(842,000)	$2,669,000	$(715,000)
Inventory write down excluding depreciation	$—	$—	$3,401,000
Production cost of gold produced/tonnes processed[2]	$2,946,000	$15,864,000	$9,618,000
divided by
Tonnes processed	120,000	618,000	380,322
equals
Cost per tonne processed	$24.55	$25.67	$25.28
Operating Cash Cost per oz processed

	Q4 2006	Y/E 2006	Y/E 2005
Production cost per statement of operations	$3,788,000	$13,195,000	$6,932,000
Inventory adjustment[1]	$(331,000)	$805,000	$(715,000)
Inventory write down excluding depreciation	$—	$—	$3,401,000
Production cost of gold produced/tonnes processed[2]	$3,457,000	$14,000,000	$9,618,000
divided by
Gold produced (oz)	9,303	37,876	18,200
equals
Cost per oz processed	$372	$370	$528

[1]	Under the Company’s revenue recognition policy, revenue is recognized when legal title passes. Since total cash operating costs are calculated on a production basis, this adjustment reflects the portion of gold production for which revenue has not been recognized in the period.

[2]	The basis for calculating cost per oz produced includes the change to gold in process inventory, whereas the cost per tonne processed does not.
DESIGN OF INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES
The CEO and CFO have assessed (i) the design and evaluated the effectiveness of the Company’s disclosure controls and procedures and (ii) the design of the company’s internal control over financial reporting as of December 31, 2006, pursuant to the certification requirements of Multilateral Instrument 52-109. Under the leadership of the CEO and CFO, the Company has undertaken a top-down risk-based approach, focusing on the key areas of financial reporting and disclosure risk. Third party service providers were engaged to assist management with its identification, documentation and assessment of key controls.
Most importantly, management has satisfied itself that no material misstatements exist in the Company’s financial reporting at December 31, 2006. Nonetheless, management has concluded that, as at December 31, 2006 not all critical policies and procedures, including accounting policies, were formally documented and/or formally communicated within the Company. Thus, a weakness existed in the design of internal control over financial reporting. This design weakness increases the future risk of material misstatements in the Company’s financial reporting. This weakness should also be considered a weakness in the Company’s disclosure controls and procedures.
Management anticipates completing remediation of this weakness with appropriate communication by the end of Q3 2007.
CRITICAL ACCOUNTING ESTIMATES
The preparation of its consolidated financial statements requires the Company to use estimates and assumptions that affect the reported amounts of assets and liabilities as well as revenues and expenses. The Company’s accounting policies are described in Note 2 to its consolidated financial statements. The Company’s accounting policies relating to work-in-progress inventory valuation and amortization of property, plant and equipment and mineral exploration projects, and site reclamation and closure accruals are critical accounting estimates that are subject to assumptions regarding reserves, recoveries, future gold prices and future mining activities.
Gold in process and ore in stockpiles are stated at the lower of average production cost and net realizable value. Production costs include direct labor, benefits, direct material and other direct product costs. These costs are charged to earnings and included in cost of sales. The assumptions used in the valuation of gold in process inventories include estimates of gold contained in the ore stacked, assumptions of the amount of gold stacked that is expected to be recovered and an assumption of the gold price expected to be realized when the gold is recovered. If these estimates or assumptions prove to be inaccurate, the Company could be required to write-down the recorded value of its work-in-progress inventories, which would reduce the Company’s earnings and working capital.

10

In addition, Canadian Generally Accepted Accounting Principles (“GAAP”) requires the Company to consider, at the end of each accounting period, whether or not there has been an impairment of the capitalized mineral exploration projects, property, plant and equipment. For producing properties, this assessment is based on expected future cash flows to be generated from the location. For non-producing properties, this assessment is based on whether factors that may indicate the need for a write-down are present. If the Company determines there has been an impairment because its prior estimates of future cash flows have proven to be inaccurate, due to reductions in the price of gold, increases in the costs of production, reductions in the amount of reserves expected to be recovered or otherwise, or because the Company has determined that the deferred costs of non-producing properties may not be recovered based on current economics or permitting considerations, the Company would be required to write-down the recorded value of its mineral exploration projects, property, plant and equipment, which would reduce the Company’s earnings and net assets.
The Company’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment. In general, these laws and regulations are continually changing and, over time, becoming more restrictive which impacts the cost of retiring assets at the end of their useful life. The Company recognizes management’s estimate of the fair value of liabilities for asset retirement obligations in the period in which they are incurred. A corresponding increase to the carrying amount of the related asset (where one is identifiable) is recorded and depreciated over the life of the asset. Where a related asset is not easily identifiable with a liability, the change in fair value over the course of the year is expensed. Over time, the liability will be increased each period to reflect the interest element (accretion) reflected in its initial measurement at fair value, and will also be adjusted for changes in the estimate of the amount, timing and cost of the work to be carried out. Actual costs incurred in future periods related to the disruption to date could differ materially from the $1.7 million accrued by the Company as of December 31, 2006. Additionally, future changes to environmental laws and regulations could increase the extent of reclamation and remediation work required to be performed by the Company.
The Company’s mineral exploration projects and mining properties are depleted and depreciated on a units-of-production basis, which bases its calculations on the expected amount of recoverable reserves. If these estimates of reserves prove to be inaccurate, or if the Company revises its mine plan due to reductions in the price of gold or unexpected production cost increases, and as a result the amount of reserves expected to be recovered are reduced, then the Company would be required to write-down the recorded value of its mineral exploration projects and mining properties and to increase the amount of future depletion and amortization expense, both of which would reduce the Company’s earnings and net assets.
CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION
There were no changes in accounting policies for the fiscal year ended December 31, 2006. The following accounting policies impact 2007.
Effective January 1, 2007, the Company will be required to adopt the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1506. This Section establishes criteria for changing accounting policies, together with treatment and disclosure of changes in accounting policies and estimates and correction of errors. The Company is assessing the impact of the adoption of Section 1506 on the consolidated financial statements of the Company.
Effective January 1, 2007, the Company will be required to adopt the CICA Handbook Section 1530. This Section establishes standards for reporting and display of comprehensive income. It does not address issues of recognition or measurement for comprehensive income and its components. The Company is assessing the impact of the adoption of Section 1530 on the consolidated financial statements of the Company.
Effective January 1, 2007 the Company will be required to adopt CICA Handbook Section 3251 which replaces Section 3250. This Section establishes standards for the presentation of equity and changes in equity during the reporting period. The adoption of Section 3251 is not expected to have a material impact on the consolidated financial statements of the Company.
Effective January 1, 2007, the Company will be required to adopt the changes to CICA Handbook Section 3855 and to adopt Section 3861 which replaces Section 3250. Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. Section 3861 establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them. The Company is assessing the impact of the adoption of Sections 3855 and 3861 on the consolidated financial statements of the Company.
Effective January 1, 2007, the Company will be required to adopt the changes to CICA Handbook Section 3865. This Section establishes standards for when and how hedge accounting may be applied. The Company is assessing the impact of the adoption of Section 3865 on the consolidated financial statements of the Company.
Over the next five years the CICA will adopt its new strategic plan for the direction of accounting standards in Canada which was ratified in January 2006. As part of that plan, accounting standards in Canada for public companies will converge with International Financial Report Standards (IFRS) over the next five years. The Company continues to monitor and assess the impact of the planned convergence of Canadian GAAP with IFRS.

11

SUBSEQUENT EVENTS
Financing
Early Exercise of Warrants
On February 27, 2007, the Company filed a final short form prospectus to issue up to 340,090 common shares to the holders of 5,398,250 common share purchase warrants, upon early exercise of the warrants. Each warrant entitles the holder thereof to acquire one common share of the Company at a price of Cdn.$4.50 on or before December 31, 2007. Each warrant will entitle the holder to acquire an additional 0.063 of one common share in the event that such holder exercises the warrants during the 30-day early exercise period commencing on February 28, 2007 and ending on March 30, 2007. In the event that at least 66 2/3% of the warrants outstanding on February 28, 2007 have been exercised at or before the early warrant expiry time, each warrant that has not been so exercised during the early exercise period (except in limited circumstances) will be exchanged, without any further action on the part of the warrant holder, including payment of the exercise price thereof or any other additional consideration, for a fraction of a common share.
No agency fee will be paid by the Company in connection with the distribution of the early exercise shares or the exchange shares being qualified under this short form prospectus. Blackmont Capital Inc. (“BCI”) is acting as financial advisor and soliciting dealer manager to the Company in connection with the issuance of the early exercise shares and the exchange shares. The Company has agreed to pay BCI a financial advisory fee of 3% of the exercise price for each warrant that is submitted for exercise in connection with the early exercise and automatically exchanged for exchange shares. The early exercise warrant transaction was approved by shareholders on February 27, 2007 and by warrant holders on February 28, 2007.
Private Placement
On March 22, 2007, the Company closed a private placement of Cdn.$75,000,000 of units. The units were sold by a syndicate led by TD Securities Inc. and included BCI, BMO Capital Markets and RBC Capital Markets. The underwriters exercised the option to purchase an additional 15% of the number of the Units offered to cover over-allotments, resulting in aggregate net proceeds of Cdn.$82.7 million ($71.5 million).
The units are comprised of a secured note in the principal amount of $1,000, bearing a coupon of 10.5%, payable semi-annually in arrears, and 25 common shares of Jaguar, which in aggregate represents an additional 2.16 million new shares will be issued or approximately 3.5% dilution to existing shareholders.
It is expected that the notes and shares will be listed on the Toronto Stock Exchange (“TSX”) as soon as possible following the expiry of any statutory hold periods.
Shareholder Rights Plan
On January 31, 2007, the Directors of the Company adopted the Rights Plan which is intended to ensure the fair treatment of shareholders in connection with any take-over bid for common shares. The Rights Plan was not being adopted in response to any proposal to acquire control of the Company. The Rights Plan seeks to provide shareholders with adequate time to properly assess a take-over bid without undue pressure. It also is intended to provide the Directors with more time to fully consider an unsolicited take-over bid and, if considered appropriate, to identify, develop and negotiate other alternatives to maximize shareholder value.
The rights issued under the Rights Plan will become exercisable only when a person, including its affiliates and associates and persons acting jointly or in concert with it, acquires or announces its intention to acquire beneficial ownership of common shares which when aggregated with its current holdings total 20% or more of the outstanding common shares (determined in the manner set out in the Rights Plan) without complying with the “Permitted Bid” provisions of the Rights Plan or without approval of the Board. Under the Rights Plan, those bids that meet certain requirements intended to protect the interests of all shareholders are deemed to be “Permitted Bids”. Permitted Bids must be made by way of a take-over bid circular prepared in compliance with applicable securities laws and, among other conditions, must remain open for at least 60 days. In the event a take-over bid does not meet the Permitted Bid requirements of the Rights Plan, the rights will entitle shareholders, other than the person making the take-over bid and its affiliates and associates and persons acting jointly or in concert with it, to purchase additional common shares at a substantial discount to the market price of the common shares at that time.
The TSX has accepted notice of the Rights Plan, subject to ratification by the shareholders by July 26, 2007.
Paciência Pre-Feasibility Study
Subsequent to year-end, Jaguar completed the pre-feasibility study on its Paciência Project Santa Isabel Mine. The study was prepared for Jaguar by Ivan C. Machado, M.Sc., P.E., P.Eng., Principal of Salt Lake City based TechnoMine. For detailed information, please see Paciência Region under the Project Development Review section of this MD&A.

12

Mineral Resources and Reserves
As a result of 2006 production and the pre-feasibility study at Paciência, Jaguar has updated its overall resources and reserves. The Qualified Person (“QP”), as such term is defined in NI 43-101, who revised the Company’s resources and reserves was Ivan C. Machado, M.Sc., P.E., P.Eng. The tables below reflect the current information available to Jaguar as of March 22, 2007.
Table 1 — Summary of Mineral Resources*

	RESOURCES								RESOURCES
	(tonnage and grades in grams/tonne)								(ounces Au)
					Measured				Measured
	Measured		Indicated		+		Inferred		+
	(t)	g/t	(t)	g/t	Indicated	g/t	(t)	g/t	Indicated	Inferred
Sabará Region
Sabará[1]	764,200	3.41	1,297,700	2.89	2,061,900	3.08	443,000	2.24	204,200	32,000
Other[2]	518,900	5.56	704,300	5.40	1,223,200	5.47	830,000	3.91	215,020	104,100
Paciência Region
Santa Isabel[3]	849,430	5.59	1,702,230	5.00	2,551,660	5.22	420,700	5.44	428,000	73,580
Other[2]	1,642,000	3.68	1,567,000	3.97	3,209,000	3.82	500,000	5.00	394,040	80,380
Santa Bárbara Region[2]
	1,849,250	5.98	577,350	6.48	2,426,600	6.10	1,418,000	5.79	476,010	263,900
Turmalina Region
Faina and Pontal[4]	339,600	5.64	1,191,000	5.70	1,530,600	5.69	120,000	5.70	280,000	22,000
Principal and NE5	276,000	6.10	2,577,000	7.10	2,853,000	7.00	1,027,000	6.40	644,000	211,000

	RESOURCES				RESOURCES
	(tonnage & grades in grams/tonne)				(ounces Au)
	Measured +				Measured
	Indicated	g/t	Inferred	g/t	+ Indicated	Inferred
In Situ Resources:
Total Estimates	15,855,960	5.18	4,758,700	5.14	2,640,960	786,960
Table 2 – Roça Grande Pre NI 43-101 Resources Reported by CVRD

	RESOURCES		RESOURCES
	(tonnage and average grades in grams/tonne)		(ounces Au)
	(t)	(g/t)
Sabará Region
Roça Grande Sulfide[6]	2,290,000	7.48	550,000
Roça Grande Oxide[6]	626,000	2.23	44,300
Table 3 — Summary of Mineral Reserves

					Proven +		Ounces
	Proven	g/t	Probable	g/t	Probable	g/t	Au
Sabará Region
Sabará[1]	682,940	3.87	938,060	2.48	1,621,000	3.06	159,680
Turmalina Region
Principal and NE5	234,000	5.50	2,682,000	6.30	2,916,000	6.30	587,000 †
Paciência Region
Santa Isabel[3]	966,160	4.52	1,726,000	4.52	2,692,160	4.52	392,190
TOTAL	1,883,100	4.39	5,346,060	5.07	7,229,160	4.90	1,138,870

Notes:	Some columns and rows may not total due to rounding.

*	Mineral resources listed in Table 1 include mineral reserves listed in Table 3.

†	Information as at August 1, 2006. Commissioning of operations at Turmalina began in Q4 2006.

1.	Update as at December 31, 2006 by the Company’s QP. Scott Wilson Roscoe Postle Associates Inc. (“Scott Wilson RPA”) prepared the original NI 43-101 Technical Report on the Sabará Gold Project, which was filed on SEDAR on March 2, 2006.

2.	TechnoMine Services, LLC (“TechnoMine”) NI 43-101 Technical Report on the Quadrilátero Gold Project filed on SEDAR on December 20, 2004.

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3.	TechnoMine NI 43-101 Pre-feasibility Report on the Paciência Gold Project Santa Isabel Mine to be filed on SEDAR by March 30, 2007.

4.	TechnoMine NI 43-101 Technical Report on the Turmalina Gold Project filed on SEDAR on December 20, 2004.

5.	Scott Wilson RPA NI 43-101 Technical Report on the Turmalina Gold Project filed on SEDAR on August 1, 2006.

6.	Roça Grande’s CVRD reported resources pre-date the introduction of Nl 43-101 standards. They were discovered and estimated by CVRD, which is one of the world’s largest mining companies. CVRD’s technical information was reviewed for Jaguar by TechnoMine who advised Jaguar that the CVRD data are sufficient to proceed with a feasibility study. Jaguar intends to complete a feasibility study on the Roça Grande property and file an NI 43-101 compliant technical report.
The Qualified Person, as such term is defined in NI 43-101, who prepared the Quadrilátero Report and the Paciência Gold Project Santa Isabel Mine Prefeasibility Study Report was Ivan C. Machado, M.Sc., P.E., P.Eng. Mr. Machado is a principal of TechnoMine and is independent for the purposes of NI 43-101.
The Qualified Persons, who prepared the RPA Turmalina Gold Technical Reports and the Sabará Project Technical Report, were Graham G. Clow, P.Eng., and Wayne W. Valliant, P.Geo. Mr. Clow is a principal of RPA and Mr. Clow and Mr. Valliant are independent for the purposes of NI 43-101.
Pedra Branca Gold Project
On February 28, 2007, the Company entered into a Joint Venture agreement with Xstrata for Jaguar to explore the Pedra Branca Gold Project in the State of Ceará in Northern Brazil. Under the terms of the agreement, Jaguar and Xstrata will form a joint venture company or companies to mine economic gold deposits in the Project. For an aggregate fee of US$150,000 over the next two years, Jaguar will have the option to hold a 51 percent ownership interest in the new enterprise by investing an aggregate US$3.85 million in exploration expenditures within the next four years. Jaguar is subject to annual exploration expenditure targets for each year in which it maintains the option. Jaguar has the opportunity to increase its ownership interest in certain gold deposits to 60 percent through a further investment of US$3.0 million by the fifth anniversary of the agreement, subject to the rights of Xstrata to return to their 49 percent interest through additional contributions to the joint venture, for certain properties which have gold deposits of two million ounces or more. Certain properties within the Project that are dominated by base metal deposits, or which have gold deposits of less than one million ounces, may be held in different ownership percentages and be subject to different conditions, or removed from the joint venture.
The Jaguar-Xstrata joint venture has mineral rights to 37 concessions totaling approximately 159,000 acres in a 65-km shear zone. The concessions are located in and around municipal areas with excellent infrastructure. The area is characterized by relatively dry weather, facilitating year-round operations .
Xstrata’s exploration team has performed preliminary work on two large anomalies referred to as Coelho and Mirador. The initial exploration work on these two targets include:
a.	Geophysical mapping

b.	Drainage geochemistry: 625 samples

c.	Soil geochemistry: 6,570 samples

d.	Trenches: 2,822m

e.	Channel and ship samples: 2,249 units
The relatively shallow work to-date on the Coelho and Mirador targets has provided some promising results with respect to gold mineralization averaging between 2.3-2.5 g/t observed in the 21 surface samples taken by Xstrata. Based on this information, which was provided to Jaguar in greater detail, Jaguar intends to conduct further exploration at the Project to determine the extent of the gold resources at Pedra Branca. If mineralization is determined to exist in commercial quantities, Jaguar intends to prepare and file a technical report consistent with National Instrument 43-101 at the appropriate time. For the most part, the mineralized formations uncovered by Xstrata’s preliminary efforts are open along the extremity and lead both companies’ geologists to believe the area has significant potential for gold mineralization, which could include the presence of both oxide and sulfide formations in large structures.
The preliminary exploration program carried out by Xstrata only covered 25 km of this zone, with 10 km of soil anomalies identified. Jaguar intends to develop and execute a comprehensive exploration program at the Project during 2007 and 2008 to further delineate and measure the gold mineralization through further trenching and diamond core drilling.

14

OUTSTANDING SHARE DATA
Common shares and convertible securities outstanding at March 21, 20072 are:

				Common
	Expiry	Exercise	Securities	Shares on
Security	Date	Price	Outstanding	Exercise
Common Shares			48,257,714	48,257,714

Warrants	31-Dec-07	Cdn.$4.50	5,082,344	5,082,344

Agents options	27-Mar-08	Cdn.$5.25	343,050	343,050

Options	04-Sep-08	$1.00	155,000	155,000
Options	05-Nov-08	Cdn.$3.75	190,000	190,000
Options	19-May-09	Cdn.$4.05	685,000	685,000
Options	15-Jun-09	Cdn.$4.25	135,000	135,000
Options	21-Oct-09	Cdn.$4.00	157,500	157,500
Options	17-Feb-10	Cdn.$3.47	757,500	757,500
Options	10-Mar-10	Cdn.$3.65	232,000	232,000
Options	8-Dec-10	Cdn.$3.29	40,000	40,000
Options	10-May-11	Cdn.$5.47	1,010,000	1,010,000
Options	30-Jun-11	Cdn.$4.41	438,000	438,000
Options	30-Nov-11	Cdn.$6.40	1,010,000	1,010,000
Options	21-Sep-09	Cdn.$5.25	200,000	200,000
Options	21-Sep-09	Cdn.$4.60	100,000	100,000
Options	31-Oct-08	Cdn.$4.72	50,000	50,000
Options	30-Apr-09	Cdn.$5.25	50,000	50,000
Options	31-Oct-09	Cdn.$6.00	50,000	50,000
Options[1]	19-Mar-12	Cdn.$5.94	1,010,000	1,010,000
Options[1]	19-Mar-12	Cdn.$5.94	125,000	125,000

Fully diluted common shares				60,078,108

[1]	The options are subject to the approval of an amendment to the 2003 Stock Option Plan as amended by the shareholders of the Company, increasing the number of shares subject to the plan in an amount sufficient for the issuance of these options.

[2]	The March 21, 2007 outstanding share data was the most current data available at the date of issue.
March 22, 2007

Daniel R. Titcomb	James M. Roller
President and CEO	Chief Financial Officer

15

FORWARD-LOOKING STATEMENTS
This Management’s Discussion and Analysis contains Forward-Looking Statements concerning Jaguar’s 2006 objectives, the measured and indicated resources, their average grade, the commencement period of production, cash operating costs, completion dates of feasibility studies, gold production and sales targets, capital expenditure costs, future profitability and growth in reserves. Forward-Looking Statements can be identified by the use of words such as “are expected”, “is forecast”, “approximately” or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-Looking Statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results or performance to be materially different from any future results or performance expressed or implied by the Forward-Looking Statements.
These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating gold prices and monetary exchange rates, the possibility of project cost delays and overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future, uncertainties related to production rates, timing of production and the cash and total costs of production, changes in applicable laws including laws related to mining development, environmental protection, and the protection of the health and safety of mine workers, the availability of labor and equipment, the possibility of labor strikes and work stoppages and changes in general economic conditions. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-Looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.
These Forward-Looking Statements represent our views as of the date of discussion. The Company anticipates that subsequent events and developments may cause the Company’s views to change. The Company does not undertake to update any Forward-Looking Statements, either written or oral, that may be made from time to time by or on behalf of the Company subsequent to the date of this discussion. Further information about the Company is available on System for Electronic Document Analysis and Retrieval (“SEDAR”) and on its corporate website www.jaguarmining.com.
GLOSSARY OF MINING TERMS
Carbon-in-leach
A gold recovery process in which a slurry of gold-bearing ore, carbon and cyanide are mixed together. The cyanide dissolves the gold, which is subsequently absorbed by and separated from the carbon.
Carbon-in-pulp
Similar to carbon-in-leach process, but initially the slurry is subjected to cyanide leaching in separate tanks followed by carbon-in-pulp. Carbon-in-leach is a simultaneous process.
Conversion factors
Weights and measures on this site represent units commonly used in the gold industry. Conversion factors are provided below:

To Convert	To Metric
Imperial Measurement Units	Measurement Units	Multiply By
Acres	Hectares	0.404686
Feet	Metres	0.30480
Miles	Kilometres	1.609344
Ounces (troy)	Grams	31.1035
Pounds	Kilograms	0.454
Short tons	Tonnes	0.907185
Troy ounces per ton	Grams per tonne	34.2857
Cut-off grade
The minimum metal grade at which a tonne of rock can be processed on an economic basis.
Deposit
A mineralized body which has been physically delineated by sufficient drilling, trenching and/or underground work and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures; such a deposit does not qualify as a commercially mineable ore body or as containing mineral reserves until final legal, technical and economic factors have been resolved.
Development or mine development
Driving openings to access the mineral reserve in an underground mine.

16

Diamond or core drill
A type of rotary drill in which the cutting is done by abrasion rather than percussion. The cutting bit is set with diamonds and is attached to the end of long hollow rods through which water is pumped to the cutting face. The drill cuts a core of rock, which is recovered in long cylindrical sections, an inch or more in diameter.
Dilution
The effect of waste or low-grade ore being included unavoidably in the mined ore, lowering the recovered grade.
Doré
The precious metals product of the smelter, containing mainly gold and silver, that requires additional refining to high purity gold.
Drifting
Driving of tunnels through rock usually on a horizontal basis.
Feasibility study
A detailed report showing the feasibility of placing a prospective ore body or deposit of minerals within a mineral property into production. This report typically includes, inter alia, the specific portion or portions of the property that should be included in a development block, conclusions and recommendations regarding any adjustments that should be made to the boundaries of a development block, a description of the work to be performed in order to develop the mineral resources within the development block and to construct a mine or mines and related facilities on the development block, the estimated capital and operating costs thereof, a proposed schedule for the timing of development and mine construction, and an assessment of the impact of the operation and the information obtained and evaluations made in respect thereof.
Grade
The amount of gold in each tonne of ore, usually expressed in grams per tonne.
Heap leaching
A process whereby gold is extracted by “heaping” broken ore on sloping impermeable pads and repeatedly spraying the heaps with a weak cyanide solution which dissolves the gold content. The gold-laden solution is collected for gold recovery.
Mineralization
Mineral-bearing rock; the minerals may have been either a part of the original rock unit or injected at a later time.
NI 43-101
Canadian National Instrument 43-101, Standards of Disclosure for Mineral Projects of the Canadian Securities Regulators.
Ore
Rock, generally containing metallic and non-metallic minerals that can be mined and processed at a profit.
Ounce (troy)
All ounces referenced on this website are troy ounces. Despite the world’s gradual conversion to the metric system, the troy ounce remains a fixture of the gold industry and the most important basis for expressing quotations of most gold markets. One troy ounce equals approximately 31.1 grams in weight. There are 32.15 troy ounces in a kilogram.
Ramp
An inclined underground tunnel that provides access to an ore body for exploration, ventilation and/or mining purposes in an underground mine.
Refractory Ore
Mineralized rock in which much of the gold is encapsulated in sulphides or other minerals and is not readily amenable to dissolution by cyanide solutions (unlike oxidized ore) even with fine grinding.
Reclamation
The process by which lands disturbed as a result of mining activity are reclaimed back to a beneficial land use. Reclamation activity includes the removal of buildings, equipment, machinery and other physical remnants of mining, closure of tailings impoundments, leach pads and other mine features, and contouring, covering and revegetation of waste rock piles and other disturbed areas.
Recovery
A term used in process metallurgy to indicate the proportion of valuable material obtained in the processing of an ore. It is generally stated as a percentage of valuable metal in the ore that is recovered compared to the total valuable metal present in the ore.
Reserves and Resources
Jaguar’s classification of mineral reserves and resources and the subcategories of each conforms with definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum Council on August 20, 2000, which are in accordance with Canadian Securities Administrators’ National Instrument 43-101 dated November 17, 2000.

17

Mineral resource
A mineral resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth’s crust in such form or quantity and of such a grade or quality that is has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.
Inferred mineral resource
An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.
Indicated mineral resource
An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, density, shape, and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.
Measured mineral resource
A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, density, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.
Mineral reserve
A mineral reserve is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.
Probable mineral reserve
A probable mineral reserve is the economically mineable part of an indicated, and in some circumstances a measured mineral resource, demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.
Proven mineral reserve
A proven mineral reserve is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.
Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources
This document includes the terms “measured and indicated resources”. The Company advises U.S. investors that while these terms are recognized and required by Canadian regulations, the SEC does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into reserves.
Inferred
That part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence, limited sampling, and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, and workings.
Cautionary Note to U.S. Investors concerning estimates of Inferred Resources
This document includes the term “inferred resources”. The Company advises U.S. investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility or other economic study. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists or is economically or legally mineable.

18

Qualified Person or QP
An individual who, in accordance with NI 43-101: (a) is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation mineral project assessment, or any combination of these; (b) has experience relevant to the subject matter of the mineral project and the technical report; and (c) is a member in good standing of a recognized professional association.
Stockpile
Broken ore heaped on surface or prepared areas underground, pending treatment or shipment.
Stope
Working place in an underground mine where ore is extracted.
Tailings
The material that remains after all economically recoverable metals or minerals of economic interest has been removed from the ore through milling and processing.
Ton
A ton or short ton is a British imperial measure of weight equivalent to 2,000 pounds.
Tonne
A tonne or metric tonne is about 10% greater in weight than a short ton and equivalent in weight to 1000 kilograms or 2,205 pounds.
Waste
Barren rock in a mine, or mineralized material that is too low in grade to be mined and milled at a profit.

19

CORPORATE DIRECTORY

Jaguar Mining Inc. is a Canadian company
incorporated under the laws of Ontario.
DIRECTORS
Andrew C. Burns1

Gil Clausen3, 4

William E. Dow3

Juvenil T. Felix

Gary E. German1,2,4
Chairman

Anthony F. Griffiths1, 2, 3

Daniel R. Titcomb

1 Audit Committee
2 Compensation Committee
3 Corporate Governance Committee
4 Health, Safety and Environmental Committee
OFFICERS
Daniel R. Titcomb
President & CEO

Juvenil T. Felix
Chief Operating Officer

James M. Roller
Chief Financial Officer & Treasurer

Lúcio Cardoso
VP Operations

Adriano Nascimento
VP Exploration & Engineering

Robert J. Lloyd
Secretary
ADMINISTRATIVE OFFICE
48 Pleasant Street
Concord, NH 03301 — USA
Phone: (603) 224-4800
Fax: (603) 228-8045
E-mail: ir@jaguarmining.com
Website: www.jaguarmining.com

REGISTERED OFFICE
40 King Street West, Suite 5800
Toronto, Ontario
Canada M5H 3S1
OPERATING OFFICE
Rua Fernandes Tourinho 487, 7th Floor
CEP 30.112-000 — Belo Horizonte – MG
Brazil
AUDITORS
KPMG LLP
Toronto, Ontario
Belo Horizonte, Brazil
LEGAL COUNSEL
Miller Thomson LLP
Toronto, Ontario

Hinckley, Allen & Snyder LLP
Concord, New Hampshire
BANKS
Bank of America
Boston, Massachusetts

Royal Bank of Canada
Toronto, Ontario
STOCK TRANSFER AGENT
Computershare Investor Services Inc.
100 University Avenue, 9th floor
Toronto, ON M5J 2Y1
Phone: 1-800-564-6253
Fax: 1-866-249-7775
Email: service@computershare.com
EXCHANGE LISTING
Toronto Stock Exchange:
Common Stock: “JAG”
Warrants: “JAG.WT”

20

Document No. 10
JAGUAR MINING INC.
Management’s Discussion and Analysis
of Financial Condition and Results of Operations
in Respect of the Two Years ended December 31, 2005 and 2004
All amounts are expressed in US$ unless otherwise indicated.
The following report accompanies, and should be read in conjunction with, the audited financial statements of Jaguar Mining Inc. (“Jaguar” or the “Company”) for the two years ended December 31, 2005. The average annual rates of exchange for Cdn.$  per US$1.00 for 2005 and 2004 were $1.211 and $1.301 respectively.
The Company’s ability to meet its targets and to execute on its strategy is subject to the various risks and the assumptions that can be found in the “Forward-Looking Statements” below.
Forward-Looking Statements
This discussion contains Forward-Looking Statements concerning Jaguar’s 2006 objectives, the measured and indicated resources, their average grade, the commencement period of production, cash operating costs and completion dates of feasibility studies, gold production and sales targets, capital expenditure costs, future profitability and growth in reserves. Forward-Looking Statements can be identified by the use of words such as “are expected”, “is forecast”, approximately or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-Looking Statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results or performance to be materially different from any future results or performance expressed or implied by the Forward-Looking Statements.
These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating gold prices and monetary exchange rates, the possibility of project cost delays and overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future, uncertainties related to production rates, timing of production and the cash and total costs of production, changes in applicable laws including laws related to mining development, environmental protection, and the protection of the health and safety of mine workers, the availability of labour and equipment, the possibility of labour strikes and work stoppages and changes in general economic conditions. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-Looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.
These Forward-Looking Statements represent our views as of the date of discussion. The Company anticipates that subsequent events and developments may cause the Company’s views to change. The Company does not undertake to update any Forward-Looking Statements, either written or oral, that may be made from time to time by or on behalf of the Company subsequent to the date of this discussion. For a discussion of important factors affecting the Company, including fluctuations in the price of gold and exchange rates, uncertainty in the calculation of mineral resources, competition, uncertainty concerning geological conditions and governmental regulations and assumptions underlying the Company’s Forward-Looking Statements, see the “cautionary note” regarding Forward-Looking Statements and “RISK FACTORS” in the Company’s Annual Information Form for the year ended December 31, 2005 filed on System for Electronic Document Analysis and Retrieval (“SEDAR”) and available at www.sedar.com. Further information about the Company is available on SEDAR and on its corporate website www.jaguarmining.com.
Objectives and Strategy
Jaguar is a North American gold production and exploration company with clear objectives and a tightly focused strategy. The common shares and warrants of Jaguar are listed under the symbols JAG and JAG.WT, respectively, on the Toronto Stock Exchange (“TSX”), which is Canada’s primary stock exchange.
Jaguar’s objectives are to:
1.	Build a mid-sized gold producing company1 based in the well-serviced mining city of Belo Horizonte in the Iron Quadrangle greenstone belt of Minas Gerais, Brazil;

2.	Sustain more than 200,000 ounces per year of low cost gold production by 20081;

3.	Achieve a minimum ten year production life1;

4.	Double its existing gold resources by 20081; and

5.	Reward its shareholders with a superior return on equity1.
Jaguar is using the following strategy to achieve its objectives:
1.	Exploit the Gold Potential of the Iron Quadrangle

Jaguar is focused on gold resource acquisition, exploration, and project development in the Iron Quadrangle. Jaguar’s management has excellent experience in the Iron Quadrangle, which has a history of large-scale gold production and is known for the continuity of its gold mineralization. Jaguar is actively developing projects in four regions in the Iron Quadrangle: Sabará, Turmalina, Santa Bárbara and Paciência.

2.	Acquire Resources and Convert them to Reserves

Jaguar’s strategy is to acquire measured, indicated and inferred resources from companies that are restructuring their holdings in the Iron Quadrangle and with further drilling convert the resources to reserves. Jaguar also has good potential for finding large gold exploration targets2 and has 62,500 acres of prime exploration properties in the Iron Quadrangle.

Jaguar has measured and indicated resources of 16,173,000 tonnes with an average grade of 5.0 g/t containing 2,598,300 ounces of gold and inferred resources of 4,598,000 tonnes with an average grade of 4.82 g/t containing 712,200 ounces of gold. Jaguar’s proven and probable mineral reserves, which are included in the total resources, are 3,951,000 tonnes with an average grade of 4.37 g/t containing 554,000 ounces.

3.	Use Early Cash Flow to Build Additional Projects

Jaguar intends to use cash flow generated by the existing gold production in the Sabará Region to help finance the construction of the additional mines in the Turmalina, Santa Bárbara and Paciência regions2. These projects could also be funded by operating cash flow, project debt, and existing cash2. See the section “capital spending program” for additional details.
Outlook
Production
Jaguar continues to make good progress towards reaching its goal of producing 65,000 ounces of gold in 20062.
The Company expects to process 3,400 tonnes per day (“tpd”) of ore by the end of Q1 20062. Each of Jaguar’s wholly-owned Caeté and Sabará oxide processing plants are expected to run at 1,500 tpd2 of ore, and the AngloGold Ashanti Limited (“AngloGold Ashanti”) Queiroz Plant, which has a long-term contract with Jaguar, is expected to toll-treat 400 tpd2 of sulphide ore.
The 60,000 ounces per year Turmalina mine is expected to be in production by the end of 20062.
Jaguar expects to complete feasibility studies on Santa Bárbara — Pilar and Paciência — Santa Isabel projects in 20062, which, if positive, will increase production capacity by 110,000 ounces by the end of 2007 and produce 50,000 and 60,000 ounces2 per year respectively. The projects are subject to permitting reviews.
Feasibility Studies
Jaguar completed feasibility studies on Turmalina in September 2005 and Sabará in February 2006, and is currently preparing two additional feasibility studies. The feasibility study for the Pilar Project in the Santa Bárbara Region is expected to be completed in Q2 2006 and the feasibility study for the Santa Isabel Project in the Paciência Region is expected to be completed in Q3 20062.
Equity Financing
Jaguar is well-financed2, having raised equity financing subsequent to the end of the year. See discussion on “equity financing” in “subsequent events” section.
Debt Financing
In December 2005, the Company obtained a $14,000,000 loan facility from a well-known international bank and provider of mining project finance. The $14,000,000 facility will be used primarily to finance the construction and start-up of the Turmalina gold mine. Up to $2,250,000 of the loan is available for the Sabará Project. Jaguar believes that the loan received for Turmalina endorses its belief in the economic merits of the project and will benefit shareholders by its non-dilutive financing of production and exploration growth. Subsequent to year-end, Jaguar drew down $7,600,000 of the facility, including the $2,250,000 for the Sabará Project.
Project Development Review
On-site Laboratory
In Q4 2005, Jaguar completed the construction of its own testing laboratory to expedite process control and certain exploration testing. The laboratory will alleviate some of the delays caused by excessive demand upon the independent laboratories in this period of surging mining activity.

Sabará Region
New Sabará Plant and Mine
In December 2005, Jaguar received the permit to complete construction of the new 1,500 tpd oxide plant at Sabará and began crushing ore. The production of gold began in Q1 2006 at a rate of 23,500 ounces per year.
The advantage of the new Sabará Plant is that it is very close to the new mining areas. The Sabará Plant is expected to reduce cash operating costs by approximately $7 per tonne3, or $90 per ounce, because of the reduced haulage distances. Mining at Sabará’s Zone B and the hauling of its ore 37 kilometers to the Caeté Plant ended in Q4 2005. Sabará Zone B is currently under reclamation. The performance of Zone B in Q4 is discussed in the section “Production and Operating Performance”.
The Caeté Plant is currently processing oxide ore from the Catita Project, which is in the Sabará Region, as well as processing oxide ore from the Pilar Project, which is in the Santa Bárbara Region.
Catita Project
The Catita project will produce both oxide and sulfide ores. Oxide ore is currently being mined from an open pit and hauled to the Caeté Plant for processing.
Subsequent to year-end, Jaguar began mining both surface and underground non-refractory sulfide ore at Catita, which is hauled to the Queiroz Plant of AngloGold Ashanti for processing under a tolling agreement. The underground ore is being accessed via a 4.5 meter by 4.5 meter ramp, which is making good progress towards the sulfide zones.
Roças Grandes And IAMGold Properties
In January 2006, the Company optioned seven properties (the “Roças Grandes Properties”) from Companhia Vale do Rio Doce (“CVRD”) in the Sabará Region of the Iron Quadrangle. These Properties host a significant gold resource close to Jaguar’s existing Caeté Plant, and represent 9,500 acres of high potential gold exploration terrain that is spread over 25 kilometers. CVRD’s gold exploration information for the Roças Grandes Property was prepared prior to the adoption of NI 43-101, but TechnoMine Services, LLC (TechnoMine”) reviewed CVRD’s information and advised Jaguar that it is sufficient to proceed with a feasibility study.
Jaguar also has option rights to the IAMGold Property, which represents approximately 2,307 acres near the Company’s Paciência Region.
These Properties represent an opportunity for Jaguar to eventually further explore, upgrade and expand Jaguar’s aggregate mineral resources and overall production3. In the short-term, however, Jaguar plans to commence and complete feasibility studies with respect to each project.
See details in “subsequent events” section.
Turmalina Region
Turmalina Project
Jaguar filed an NI 43-101 compliant independent review of the Turmalina feasibility study in Q3 2005. In March 2006, Jaguar updated the Turmalina resources based upon its Phase II exploration program.

The independent review and the updated resources were prepared by Roscoe Postle Associates Inc. (“RPA”) and are available on SEDAR. The review and resource update included the Main and the Northeast targets. Jaguar began construction at Turmalina in December 2005 and expects to complete construction and begin producing gold by the end of 20063. The project currently has 1.9 million tonnes grading 6.0 g/t containing 370,000 ounces of gold mineral reserves and is expected to produce 60,000 ounces per year at cash costs of $176/ounces and a capital cost of $19.4 million3. These numbers are based upon an exchange rate of R$2.75/US$1 and a gold price of $375.
The completion of the Phase II exploration program has enabled Jaguar to increase substantially its known Turmalina measured and indicated resources to 562,000 ounces from 399,000 ounces of non-refractory gold contained in 2,495,000 tonnes grading 7.0 g/t.
Some of the Phase II results included 13.2g/t over 5.1m, 7.3g/t over 7.0m, 11.3g/t over 3.8m, 5.8g/t over 6.8m, and 5.4g/t over 4.5m. Only two holes contained no significant mineralization and 30 holes contained economic grades and widths, demonstrating good consistency and continuity across a large area of the orebody. Some of the best values occurred in the deepest part of the program on the Main Zone, confirming the potential for future exploration success and additional resources4. The orebodies are open at depth.
A Phase III drilling program is underway to explore both the shallower part of the Satinoco target, which is very close to the existing Main and Northeast Zones and the down dip extensions of the Main and Northeast Zones. The Phase III program is expected to be completed in Q2 20063 and consists of 15,000 meters of drilling on a 25 x 50 meter grid on the sections with significant mineralization, with the goal of adding resources that can be processed at the new Turmalina Plant.
Jaguar plans to explore aggressively the mineralized zones at Turmalina. It expects the strong economics of the existing reserves and resources will reduce the required economic cut-off grade of newly discovered mineralization and significantly increase the potential for producing more ounces4.
Santa Bárbara Region
The Pilar Project is the focus of activity in the Santa Bárbara region. The Pilar Project will produce both oxide and sulfide ores. Oxide ore is currently being mined and hauled to the Caeté Plant for processing.
Jaguar is driving a 4.5 meter by 4.5 meter ramp, which is making good progress towards the sulfide zones at Pilar. The ramp aids the completion of the feasibility study scheduled for Q2 20064 and will be used to access the underground ore. Jaguar contemplates mining underground non-refractory sulfide ore at Pilar, which will be processed in a conventional sulfide plant to be built on site. Scoping study analysis indicates a production rate of 50,0004 ounces per year beginning in Q3 20074 with the majority of the capital spending occurring in 2006.
Paciência Region
Jaguar continues to work on the feasibility study for Paciência with additional drilling and drift and ramp development. Jaguar expects to complete the independently reviewed feasibility study in Q3 20064.

Production and Operating Performance

	Caeté Plant 2005 Operating Data1
	Feed	Recovery	Production	Operating	Cash Operating
Project	Ore Processed (t)	Grade (g/t)	Grade (g/t)	(ounces)	Cost/t	Cost/ounces
Zone B	311,399	2.39	—	14,052	$24.63	$545
Catita	36,509	2.72	—	2,331	$24.50	$383
Pilar	32,414	2.63	—	1,817	$32.50	$579
Total	380,322	2.44	1.32	18,200	$25.28	$528

	Caeté Plant 2004 Operating Data
	Feed	Recovery	Production	Operating	Cash Operating
Project	Ore Processed (t)	Grade (g/t)	Grade (g/t)	(ounces)	Cost/t	Cost/ounces
Zone B	308,000	2.32	1.83	15,100	$15.87	$324

1	Feed and recovery grades are wholly related to their specific periods (2004 & 2005) while gold produced is subject to beginning and ending inventory balances.
In conjunction with the review of the performance of Zone B, discussed in Q3 2006 MD&A, Jaguar hired an independent engineering firm to determine the Company’s inventory at December 31, 2005. As a result of the independent inventory assessment, the Company adjusted its gold in process inventory, resulting in a further write-down of 2,425 ounces amounting to $1,380,994. The write-down relates to a lower than estimated recovery rate for Zone B ore as a result of production problems stated above. Jaguar plans on using an independent engineering firm to determine the inventory on a quarterly basis in the future.
Zone B cash costs of $545 per ounces for 2005 reflected the production problems experienced at this particular mine and are unlikely to be experienced in the future at Jaguar’s other operations in the Sabará Region. Production problems included more transition zone ore than expected and graphite in certain parts of the orebody. It should be noted that Jaguar ended mining operations at Zone B in Q4 2005.
The new Sabará mines are expected to produce gold at a lower cash cost than Zone B5, due to higher grades and lower transport costs. The new Sabará Plant started treating ore from the Sabará mine in Q1 2006. Management anticipates that the recovery rate will return to more normalized level, given the absence of transition zone ore and graphite in the new Sabará mines.
Consolidated Financial Results of Operations
Summary of Quarterly Results
(unaudited) (in thousands of $, except per share amounts)

Quarter ended	31-Dec	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep	30-Jun	31-Mar
Year	2005	2005	2005	2005	2004	2004	2004	2004
Net sales	$1,543	$3,630	$1,270	$2,067	$2,596	$2,240	$473	$323
Net loss	$(6,808)	$(2,658)	$(1,405)	$(1,967)	$(1,137)	$(388)	$(1,361)	$(916)
— per share basic	$(0.21)	$(0.09)	$(0.05)	$(0.06)	$(0.04)	$(0.02)	$(0.08)	$(0.05)
— per share diluted	$(0.21)	$(0.09)	$(0.05)	$(0.06)	$(0.04)	$(0.02)	$(0.08)	$(0.05)
Increase in net loss in Q4 2005 is due primarily to $3.4 million unrealized loss on forward sales derivatives.

Summary of Consolidated Results

	Summary of Consolidated Results
	Q4 2005	2005	Q4 2004	2004
Sales ($000)	$1,543	$8,510	$2,596	$5,632
Ounces sold	3,202	19,246	5,989	13,579
Average realized price $per oz	$482	$442	$433	$415
Net loss ($000)	$(6,808)	$(12,838)	$(1,137)	$(3,802)
— per share basic	$(0.21)	$(0.41)	$(0.04)	$(0.19)
— per share diluted	$(0.21)	$(0.41)	$(0.04)	$(0.19)
Weighted avg shares outstanding	32,809,155	31,266,914	23,680,922	20,308,047
Q4 2005 compared to Q4 2004
Gold sales in Q4 2005 were below Q4 2004 gold sales in Q4 2004 by 2,787 ounces, due to the exhaustion of Zone B and delays in permitting for the oxide ores at Catita, Pilar and the new Sabará Mine. However, sales in 2005 exceeded 2004 by 5,667 ounces.
Review of Certain Operating Expenses and Other Income
(in thousands of $)
Operating and Other Income/Expenses

	Q4 2005	2005	Q4 2004	2004
Stock based compensation	$177	$1,791	$664	$1,774
Administration	$800	$4,830	$805	$2,535
Interest expense	$66	$184	$74	$97
Unrealized forward sales derivative loss	$3,393	$3,393	$—	$—
Foreign exchange (gain) loss	$175	$(1,093)	$(137)	$(312)
Interest income (gain) loss	$(91)	$(1,631)	$(218)	$(565)
•	Stock based compensation expense varies depending upon when the stock options vest.

•	Administration costs increased significantly due to several one-time expenses. These include
(a)	the development of an integrated financial system,

(b)	the development of internal controls and

(c)	outsourced professional fees to be done in-house in the future.
•	Foreign exchange gain increased significantly due to the appreciation of the Brazilian real versus the US dollar.

•	Interest income increased primarily due to interest accrued on the loan receivable from Prometálica Mineração Ltda (“Prometálica”).
Financial Condition, Cash Flow, Liquidity and Capital Resources
(in thousands of $)

	Cash Flow Highlights
	Q4 2005	2005	Q4 2004	2004
Operating activities	$(1,161)	$(7,706)	$(515)	$(3,018)
Financing activities	$1,598	$4,368	$27,020	$32,375
Investing activities	$(4,865)	$(16,620)	$(1,151)	$(6,484)
Beginning cash balance	$13,961	$29,491	$4,137	$6,618
Net cash for the period	$(4,428)	$(19,958)	$25,354	$22,873
Ending cash balance	$9,533	$9,533	$29,491	$29,491

•	Operating activities consumed $7,705,981 of cash for the year ended December 31, 2005, primarily due to a net operating loss of $12,838,693. The Company’s non-cash operating expenses, including an unrealized loss on forward sales derivatives ($3,392,974), were offset by an increase in working capital.

•	Financing activities generated $4,367,737 of cash in 2005, primarily through the issuance of common shares attributable to the conversion of warrants and options. The increase in cash was also attributable to repayments by a related party and increases in notes payable. The Company also repaid notes payable in the amount of $1,405,989, which resulted in a reduction in cash.

•	Investing activities consumed $16,620,345 of cash during 2005. The funds were used primarily for plant construction and equipment, mine development and advances, net of repayments to Prometálica.
Capital spending program
2005 capital spending in $millions

Region	2005
Sabará	$9.2
Turmalina	6.2
Santa Bárbara	2.7
Paciência	2.3
MSOL Office	0.2
Total	$20.6
Recap of capital spending — 2005

2005
Amount paid in cash	$19.5
Amount financed	1.1
Total	$20.6
Jaguar expanded its capital budget and anticipates spending $110 million 6 (R$2.40/US$1) from 2004-2007. This update includes the following:
•	Execution on the original strategy including $24.7 million already spent in 2004-2005 (considers financed capital spending)

•	The affect of the appreciated Brazilian real on the un-hedged portion of future spending
•	The evaluation, exploration, and development of opportunities in the local region

•	An increase in overall capacity
Jaguar plans on funding these activities with existing cash, future operating cash flow, project debt, and the recent subsequent share offering6. See “equity financing” in “subsequent events” section.
Contractual Obligations
Jaguar’s contractual obligations at December 31, 2005 are summarized as follows:

	Payments due in $000’s
Contractual Obligations	2006	2007	2008	2009+	Total
Property Acquisitions Rio de Peixe	$70	$—	$—	$—	$70
2003 AngloGold Ashanti Acquisitions	239	—	—	—	239
Turmalina	750	—	—	—	750
Equipment financing	380	427	258	114	1,179
Management Agreements1 Operations	960	—	—	—	960
Suppliers Agreements Mine Operations2	470	—	—	—	470
Drilling3	325	—	—	—	325
Assets Retirement Obligations	137	—	—	74	211
Total	$3,331	$427	$258	$188	$4,204

1.	The management agreements are renegotiated on an annual basis. See Notes 12(a) and (b).

2.	Jaguar has the right to cancel the mine operations contract with 90 days advance notice. The amount included in the contractual obligations table represents the amount due within 90 days.

3.	Jaguar has the right to cancel the drilling contract with 30 days advance notice. The amount included in the contractual obligations table represents the amount due within 30 days.
Related Party Transactions
The Company incurred fees of $954,000 for the year ended December 31, 2005 (2004 — $919,000) from IMS Empreendimentos Ltda. (“IMS”), a corporate shareholder, who provides operating services to the Company’s Brazilian subsidiary. The fees are included in management fees in the statement of operations. Included in accounts payable and accrued liabilities is $80,000 (December 31, 2004 — $6,000) owing to IMS.
The Company incurred management fees of $60,000 for the year ended December 31, 2005 (2004 — $240,000) from Brazilian Resources, Inc. (“BZI”) who provides administrative services. The agreement ceased on March 31, 2005. The management fees are included in the statement of operations.
The Company incurred legal expenses of $647,515 (year ended December 31, 2004 — $656,184) from a legal firm of which the Secretary of the Company is a Senior Partner.
Of these expenses, $139,948 (2004 — $nil) are included in prepaid expenses and sundry assets and $nil (2004 — $380,894) are included as share issuance costs on the balance sheet. At December 31, 2005, accounts payable and accrued liabilities included $225,625 (December 31, 2004 — $152,273) due to this legal firm.
The Company incurred occupancy fees of $110,000 for the year ended December 31, 2005 (December 31, 2004 — $nil) to BZI for use of administrative offices. The occupancy costs are included in the statement of operations.

During the quarter ended September 30, 2005, BZI repaid two loans it had received from Jaguar amounting to $293,070 and $251,370. The repayments included the total principal and interest due at the time of repayment.
On October 2, 2003, the Company loaned BZI $800,000. In return for the loan, the Company received a first option to purchase BZI’s interest in a certain mining project. BZI used the proceeds of the loan to purchase 500,000 common shares of the Company from a third party. The loan bears interest at 5% per annum compounded annually, and was due October 1, 2005 and is secured by 500,000 of the Company’s common shares (Market value — December 31, 2005 — $1,694,406 ; December 31, 2004 — $1,515,000). On November 2, 2005, the loan was extended to June 30, 2006. Under Canadian Institute of Chartered Accountants (“CICA”) Emerging Issues Committee 132 — Share Purchase Financing, the loan is classified as a reduction to shareholders’ equity. Included in the statement of deficit is interest income of $40,000 (2004 — $40,000) relating to this loan.
On August 2, 2005, a trust which is controlled by an officer and director of the Company repaid the principal of a loan it had received from Jaguar amounting to $130,000. Interest due on the loan was fully paid in the fourth quarter 2005.
With increased activities in the mineral sector, used equipment has become increasingly difficult to acquire in Brazil. The Company has pursued several opportunities to provide for its mid- and long-term equipment needs, including entering a loan agreement with Prometálica, a base metal company. Prometálica’s controlling shareholders are BZI and IMS, the founding shareholders of Jaguar. Loans from Mineração Serras do Oeste Ltda. (“MSOL”) to Prometálica allowed Prometálica to purchase processing equipment and properties it had under contract. The agreement secures the MSOL loan by all Prometálica assets, including mineral rights and equipment. The agreement also grants to MSOL the right to purchase certain equipment from Prometálica at appraised value. The due date of this loan was December 31, 2005. Subsequent to year-end, the Company accepted the transfer of certain mining equipment at appraised value by an independent engineering firm as partial payment on the loan and exchanged its remaining interest in the loan for a Net Smelter Royalty (“NSR”) on the Prometálica’s Monte Cristo Project. See “subsequent events” section for a complete description of this transaction.
Non-GAAP Performance Measures
The Company has included the non-GAAP performance measures listed below in this document. These non-GAAP performance measures do not have any standardized meaning prescribed by GAAP and, therefore, may not be comparable to similar measures presented by other companies. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared with GAAP. Management uses these statistics to monitor the performance of the Company’s producing mines compared to plan and assess the overall effectiveness and efficiency of the mining operations. The definitions for these performance measures and reconciliation of the non-GAAP measures to reported GAAP measures are as follows:

	2005	2004
Production cost per statement of operations	$6,932,000	$3,770,000
Inventory adjustment1	$(715,000)	$1,120,000
Inventory write-down excluding depreciation	$3,401,000	—
Production cost of gold produced divided by	$9,618,000	$4,890,000
Gold produced (ounces) Equals	18,200	15,100
Cost per ounces produced divided by	$528	$324
Tonnes processed Equals	380,322	308,000
Cost per tonne processed	$25.28	$15.87

1.	Under the Company’s revenue recognition policy, revenue is recognized when legal title passes. Since total cash operating costs are calculated on a production basis, this adjustment reflects the portion of gold production for which revenue has not been recognized in the period.
Turmalina Loan Facility
The Company, through its subsidiary Mineração Turmalina Ltda., (“MTL”) entered into a loan facility agreement in the amount of $14,000,000. The loan will be used primarily to finance the development, construction and start up of the Turmalina project. Up to $2,250,000 of the loan may be used for the Sabará project. The loan bears interest at LIBOR plus 4% per annum. The loan also has a commitment fee of interest at 1.25% per annum on undrawn funds, which is payable quarterly. The loan is repayable in quarterly payments of $1,400,000 beginning June 30, 2007 until September 30, 2009. The loan terms require hedging strategies for gold price protection and currency protection. The loan is secured by all of the assets of MTL including an escrow agreement regarding the proceeds bank accounts, a pledge by MSOL of its quota shares in Turmalina, the Sabará Zone A and Zone C assets, a limited recourse guarantee by MSOL, a guarantee by Jaguar and a negative pledge by Jaguar against disposing or encumbering their quota shares in MSOL. The arrangement fee included a cash fee of $280,000 (included in prepaid financing fees), issuance of 350,000 listed Jaguar warrants as well as financier warrants consisting of 1,093,835 unlisted warrants. 300,000 unlisted warrants were also issued to consultants involved in the financing.
The following is a summary of the warrants issued in conjunction with the credit facility:

Warrants issued to:	Number of warrants	Date of Issue	Exercise Price	Expiry Date
Consultants	300,000	December 13, 2005	Cdn. $3.90	December 12, 2007
Agent	350,000	December 20, 2005	Cdn. $4.50	December 31, 2007
Lender	1,093,835	December 20, 2005	Cdn. $4.50	September 30, 2009
	1,743,835
Financial Instruments — hedging
Forward sales contracts — derivative financial instruments

MTL, a wholly-owned subsidiary of the Company, obtained a $14,000,000 credit facility that required a strategy be put in place to limit the risk against falling gold prices. The Company entered into a forward sales contract agreement with the lender to implement a risk management strategy to manage commodity price exposure on gold sales. A portion of the projected gold produced by the Sabará and Turmalina mining operations was hedged with a forward sales contract each quarter from Q1 2007 to Q2 2009 for a total of 77,002 ounces.
The terms of the forward sales contract are as follows:
•	All forward sales contracts are priced at $527.10 per ounce (flat forward program).
•	Each contract will be settled in cash at the end of each quarter against the London PM fix (“PM fix”). There is no requirement for delivery of gold.
•	At each settlement date, if the PM fix is lower than $527.10 per ounce, then lender will make a payment to Jaguar equal to the difference between the PM fix and the $527.10 per ounce, multiplied by the gold volume for that period according to the future sales contract. Similarly, if the PM fix is higher than $527.10 per ounce, then Jaguar will make a payment to the lender equal to the difference between the PM fix and $527.10 per ounce, multiplied by the gold volume for that period.
The forward sales contract is considered a derivative financial instrument and is used for risk management purposes and not for generating trading profits.
The Company is exposed to credit-related losses in the event of non-performance by the major international financial institution handling the derivative financial instruments, but does not expect failure of this highly rated counterparty to meet its obligations.
This derivative financial instrument is not accounted for as a hedge. The unrealized gains and losses are recognized in the operating income of the Company and are a result of the difference between the flat forward contract sales price of the gold and the average forward sales price of gold for the period, as of the balance sheet date.
As at December 31, 2005, long-term liabilities include $3,392,974 of unrealized forward sales contracts due by the Company. The present value of the difference between the flat forward contract sales price of $527.10 per ounce and the weighted average market forward price of $577.15 as at December 31, 2005 resulted in an unrealized loss on forward sales derivative in the amount of $3,392,974.
Forward exchange contracts — derivative financial instruments
The Company manages its exposure to changes in foreign exchange rates through the use of forward exchange contracts to hedge certain future transactions denominated in foreign currencies. The Company hedges anticipated but not yet committed foreign currency transactions when they are probable and the significant characteristics and expected terms are identified.
The Turmalina Loan Facility also requires the Company to put in place a strategy to manage the risk in a decline in the value of the Brazilian real.
In January 2006, the Company entered into forward exchange contracts to purchase R$22,190,000 (Brazilian reais) for $9,000,000 with various settlement dates between March 31, 2006 and December 28, 2007 at a weighted average rate of 2.4656. The terms of the contract require a percentage of the funds to be held on deposit as collateral. As of March 30, 2006, $3,000,000 of cash was restricted for this purpose.
The forward exchange contracts are considered derivative financial instruments and are used for risk management purposes and not for generating trading profits.
The Company is exposed to credit-related losses in the event of non-performance by the major international financial institution handling the derivative financial instruments, but does not expect this highly rated counterparty to fail to meet its obligations.
This derivative financial instrument is not accounted for as a hedge. The unrealized gains and losses will be recognized in the operating income of the Company and are a result of the difference between the spot price of the Brazilian real and the forward currency contract price as at the balance sheet date.
Disclosure of Controls and Procedures
Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Chief Executive Officer (CEO) and the Chief Financial Officer (CFO), on a timely basis so that appropriate decisions can be made regarding public disclosure. As at December 31, 2005, the Company’s management, with the participation of the CEO and CFO, has evaluated the effectiveness of the Company’s disclosure controls and procedures as defined in Multilateral Instrument 52-109 (Certification of Disclosure in Issuers’ Annual and Interim Filings) of the Canadian Securities Administrators and has concluded that such controls and procedures are effective.
Subsequent Events

Hedging
In January 2006, the Company entered into forward exchange contracts to purchase R$22,190,000. See discussion above in “Forward exchange contracts”.
Equity Financing
On March 27, 2006 the Company completed an equity financing with a syndicate of underwriters and issued 11,435,000 common shares of Jaguar at Cdn.$5.25 per share for gross proceeds of Cdn.$60,033,750. Pursuant to the underwriting agreement, the underwriters were paid an underwriters fee equal to five and one-half percent (5.5%) of the gross proceeds of the offering. The underwriters also received a non-transferable compensation option entitling the underwriters to acquire 343,050 common shares of Jaguar, exercisable at Cdn.$5.25 and with an expiry date of March 27, 2008. Proceeds of the offering will be used to fund the development of the Company’s Brazilian projects and for general corporate purposes.
Roças Grandes and IAMGold Properties
Jaguar recently acquired an option from CVRD for the Roças Grandes Properties. The contract provides Jaguar with the exclusive right over a twenty-eight month period beginning November 28, 2005 to explore and conduct feasibility studies and to acquire gold mining rights if the studies support economical mining operations. The transaction includes a sulfide and an oxide resource. These resources are adjacent to Jaguar’s existing Caeté Plant and an initial scoping study supports the concept of an additional sulfide circuit.

In the case of the IAMGold Property, Jaguar may carry out prospecting, exploration research, and may eventually begin mining activities on certain properties7. In addition, Jaguar also has the right to purchase the mineral rights during the term of the contract.
Roças Grandes Mineral Resources
CVRD’s gold exploration information for the Roças Grandes Properties was prepared prior to the adoption of NI 43-101, but TechnoMine has reviewed CVRD’s information and advised Jaguar that is sufficient to proceed with a feasibility study, which Jaguar intends to commence and complete8. By April 2006, Jaguar intends to complete an audit of the CVRD resource estimates and announce its conclusions8. The purchase option from CVRD expires at the end of the first quarter of 2008. The purchase price is 3.5% of the market value of CVRD’s currently estimated resources plus 2.5% of any additional resources determined by Jaguar, after deducting expenses associated with the transfer. CVRD retains certain iron ore exploration rights on the properties and retains a 70% back-in right if Jaguar has more than five million ounces of gold reserves on the properties by November 2010. The contract grants corresponding rights for CVRD to explore a Jaguar property for iron and to acquire iron mineral rights on the property until November 2008. Jaguar and CVRD are required to approve each other’s exploration plans.
Prometálica Loan
As explained in the “related party” section, the loan receivable from Prometálica was due to be repaid on December 31, 2005. On March 20, 2006, the Company entered into an agreement with Prometálica whereby it exchanged the amount receivable from Prometálica for a 1.5% NSR on its Monte Cristo Project. As part of the agreement, the Company agreed to place a moratorium on interest accruing on the loan during the 4th quarter of 2005. Commencing on January 1, 2006, the interest rate on the loan was adjusted to the monthly CDI rate in Brazil. Also, as part of the agreement, the Company accepted a transfer of certain mining equipment from Prometálica as a partial payment on the loan. The mining equipment transferred was appraised by an independent engineering firm and it was valued at $327,000. Prometálica has the right to buy out the NSR on or before December 31, 2006 for the amount of $1,627,000. The NSR will be recorded on the Company’s books at the amount of the receivable, plus accrued interest through the date of the transaction.
Turmalina Loan Facility
On February 17, 2006, MTL received a drawdown of $7,600,000 against the loan facility of which $2,250,000 was paid to MSOL for funds previously spent at Sabará.
Turmalina Resource Increase
The recently completed Phase II drilling program at Turmalina’s Main and Northeast Zones increased its measured and indicated resources by 41% to 562,000 ounces of gold from 399,000 ounces contained in 2,495,000 tonnes grading 7.0 g/t. The Phase II program successfully converted about three-quarters of the inferred resources quoted in the NI 43-101 Technical Report on the Turmalina Gold Project prepared by RPA in September 2005, to measured and indicated resources. It is significant to note, when assessing the new resource of 562,000 ounces of gold, that 92% of the previous measured and indicated resources were converted into reserves. The revised average grade of the measured and indicated resources increased to 7.00 g/t from

6.85 g/t. The Phase III of the exploration program is underway. The Phase III program is testing the deeper extensions of the Main and Northeast Zones for new resources and vertical continuity. Jaguar will revise its Turmalina reserves and mine plan when the current Phase III drilling program is completed in Q2 20068.
The Main Zone is 200 meters to 250 meters long, dips at 55º to 60º and ranges between 2 meters and 30 meters wide, with an average width of 8 meters. The Northeast Zone is about 200 meters long, dips at 55º to 60º and ranges between 1 meters and 12 meters wide, with an average width of 3 meters. The two orebodies are only 50 meters to 100 meters apart, which is technically and economically attractive.
Sabará Feasibility Study
In March 2006, Jaguar completed a feasibility study on the Sabará Project located in the Sabará Region. The feasibility study was audited by RPA. The results of the feasibility study were:

Mineral Reserves:	2.0 MM tonnes @ 2.8 g/t
Au containing approximately
184,000 ounces
Mining Rate:	400,000 tonnes per year
Process Recovery:	70% — 92%, depending on the orebody
Annual Average Production:	26,000 ounces per year
Mine Life:	5.1 years
Started Production:	January 2006
Remaining Capital Cost:	Less than $1.0 million
Average Operating Cost:	$10.98 per tonne processed
Total Cash Cost:	$182 per ounce
Total Production Cost:	$230 per ounce, including CAPEX
IRR:	82%
Assumptions:	Gold US$375 per ounce
and R$2.60/US$1
1.	The ability of the Company to become a mid-sized gold producer, to sustain more than 200,000 oz per year of low cost production by 2008, to achieve a minimum ten year production life, to double its existing gold resources by 2008 and to reward its shareholders with a superior return on equity is subject to various risks and uncertainties. See “Forward-Looking Statements” above.

2.	The ability of the Company to find large gold exploration targets, to produce 65,000 ounces of gold in 2006, to process 3,400 tpd of ore by the end of 2006, to start production at the Turmalina mine by the end of 2006, to complete feasibility studies on Santa Bárbara in Q2 2006 and Paciência in Q3 2006, to increase production capacity by 110,000 ounces by the end of 2007, to produce 50,000 and 60,000 ounces from Pilar and Santa Isabel, respectively, and to be well financed is subject to various risks and uncertainties. See “Forward-Looking Statements” on page 1.
3.	The ability of the Company to reduce cash costs by $7 per tonne at Sabará, to increase mineral resources and Jaguar’s production from the Roças Grandes and IAMGold properties, to begin production at Turmalina by the end of 2006, to produce 60,000 ounces per year at Turmalina at a cash cost of $176/oz, to have a capital cost of $19.4 million for Turmalina and to complete Phase III program at Turmalina in Q2 2006 is subject to various risks and uncertainties. See “Forward-Looking Statements” on page 1.

4.	The ability of the Company to reduce the cut-off grade and significantly increase production at Turmalina, complete the Santa Bárbara feasibility study in Q2 2006 and produce at a rate of 50,000 ounces per year beginning Q3 2007, and complete the Paciência feasibility study in Q3 2006 is subject to various risks and uncertainties. See “Forward-Looking Statements” on page 1.

5.	The ability of the Company to produce at Sabará at lower costs than Zone B is subject to risks and uncertainties. See “Forward-Looking Statements” on page 1.

6.	The ability of the Company to finance its $110 million capital spending program is subject to risks and uncertainties. See “Forward-Looking Statements” on page 1.

7.	The ability of the Company to carry out prospecting, exploration research, and mining activities on the IAMGold Property is subject to various risks and uncertainties. See “Forward-Looking Statements” on page 1.

8.	The ability of the Company to commence and complete the Roças Grandes feasibility study, to complete an audit of the CVRD resource estimates and announce its conclusions and to complete the Phase III program at Turmalina in early Q2 2006 is subject to various risks and uncertainties. See “Forward-Looking Statements” on page 1.
Mineral Resources and Reserves
Jaguar has measured and indicated resources of 16,173,000 tonnes with an average grade of 5.0 g/t containing 2,598,300 ounces of gold and 4,598,000 tonnes of gold inferred resources with an average grade of 4.82 g/t containing 712,200 ounces. Jaguar’s proven and probable mineral reserves, which are included in total resources, are 3,951,000 tonnes with an average grade of 4.37 g/t containing 554,000 ounces.
As a result of the feasibility studies at Turmalina and Sabará, Jaguar has updated its overall reserves and resources. The tables below reflect the current information available to Jaguar as of March 17, 2006.

Summary of Mineral Resources

	RESOURCES								RESOURCES
	(tonnage and grades in grams/tonne)								(ounces Au)

	Measured		Indicated		Measured				Measured
	(t)	g/t	(t)	g/t	+ Indicated (t)	g/t	Inferred (t)	g/t	+ Indicated	Inferred

Sabará Region
Catita, Camará, J. Vieira, M. Adão, Zone 101	529,000	5.48	718,000	5.33	1,247,000	5.40	830,000	3.91	216,500	104,100
Sabará Zones A, B, Lamego (Zone C) and Queimada[2]	924,000	3.15	1,569,000	2.67	2,493,000	2.85	443,000	2.24	229,000	32,000

Paciência Region[1]	3,305,000	4.37	2,576,000	5.15	5,881,000	4.38	1,609,000	5.03	827,500	260,200

Santa Bárbara Region[1]	1,925,000	5.84	601,000	6.32	2,526,000	5.95	1,418,000	5.79	483,300	263,900

Turmalina Region
Faina and Pontal[3]	339,600	5.64	1,191,000	5.70	1,531,000	5.69	120,000	5.70	280,000	22,000
Main (Principal) and NE4	362,000	6.10	2,133,000	7.20	2,495,000	7.00	178,000	5.30	562,000	30,000

					RESOURCES				RESOURCES
					(tonnage and grades in grams/tonne)				(ounces Au)

					Measured				Measured
					+ Indicated (t)	g/t	Inferred (t)	g/t	+ Indicated	Inferred

In Situ Resources: Total Estimates					16,173,000	5.00	4,598,000	4.82	2,598,300	712,200
Notes: Some columns and rows may not total due to rounding.

1.	TechnoMine Services, LLC (“TechnoMine”) NI 43-101 Technical Report on the Quadrilátero Gold Project filed on SEDAR on September 30, 2004, as amended on December 20, 2004.

2.	Roscoe Postle Associates Inc. (“RPA”) NI 43-101 Technical Report on the Sabará Gold Project filed on SEDAR on March 2, 2006.

3.	TechnoMine NI 43-101 Technical Report on the Turmalina Gold Project filed on SEDAR, as amended, on December 20, 2004.

4.	RPA NI 43-101 Technical Report on the Turmalina Gold Project dated March 14, 2006 and filed on SEDAR on March 16, 2006.
The mineral resources listed above include the mineral reserves set forth in the below table.
Summary of Mineral Reserves

					Proven +
	Proven (t)	g/t	Probable (t)	g/t	Probable (t)	g/t	Ounces Au

Sabará Region
Sabará Zones A, B, C and Queimada[1]	862,000	3.04	1,184,000	2.63	2,046,000	2.80	184,000
Turmalina Region Turmalina sulphide[2]	411,000	4.40	1,494,000	6.50	1,905,000	6.05	370,000

Total	1,273,000	3.48	2,678,000	4.79	3,951,000	4.37	554,000

Notes: Some columns and rows may not total due to rounding.

1.	RPA NI 43-101 Technical Report on the Sabará Gold Project filed on SEDAR on March 2, 2006.

2.	RPA NI 43-101 Technical Report on the Turmalina Gold Project dated March 14, 2006 and filed on SEDAR on March 16, 2006.
The Qualified Person, as such term is defined in NI 43-101, who prepared the Quadrilátero Report was Ivan C. Machado, M.Sc., P.E., P.Eng. Mr. Machado is a principal of TechnoMine and is independent for the purposes of NI

43-101. The Qualified Persons who prepared the RPA Turmalina Gold Reports and the Sabará Project Technical Report, were Graham G. Clow, P.Eng., and Wayne W. Valliant, P.Geo. Mr. Clow is a principal of RPA, and Mr. Clow and Mr. Valliant are independent for the purposes of NI 43-101.
Outstanding Share Data
Common shares and convertible securities outstanding at March 30, 2006 are:

			Securities	Common Shares
Securities	Expiry Date	Exercise Price	Outstanding	on Exercise

Common Shares			45,261,148	45,261,148
Warrants	20-May-06	Cdn. $6.00	1,895,800	1,895,800
Warrants	12-Dec-07	Cdn. $3.90	300,000	300,000
Warrants	31-Dec-07	Cdn. $4.50	5,130,880	5,130,880
Warrants	09-Sep-09	Cdn. $4.50	1,093,835	1,093,835
Agents’ options[1]	31-Dec-06	Cdn. $3.90	534,739	534,739
Warrants on above options	31-Dec-07	Cdn. $4.50		267,370
Agents’ options	27-Mar-08	Cdn. $5.25	343,050	343,050

Options	18-Mar-08	$0.65	525,000	525,000
Options	04-Sep-08	$1.00	355,000	355,000
Options	30-Sep-08	$2.00	4,000	4,000
Options	05-Nov-08	Cdn.$3.75	265,000	265,000
Options	17-Nov-08	Cdn.$3.60	25,000	25,000
Options	19-May-09	Cdn.$4.05	685,000	685,000
Options	15-Jun-09	Cdn.$4.25	189,000	189,000
Options	21-Oct-09	Cdn.$4.00	407,500	407,500
Options	17-Feb-10	Cdn.$3.47	822,500	822,500
Options	10-Mar-10	Cdn.$3.65	300,000	300,000
Options	8-Dec-10	Cdn.$3.29	40,000	40,000

Fully diluted common shares				58,444,822

1.	The agents’ options are exercisable into one common share and one half-share purchase warrant. Each full purchase warrant is exercisable into a common share at the price indicated.
March 30, 2006

Daniel R. Titcomb	James M. Roller
President and CEO	Chief Financial Officer

Document No. 11
JAGUAR MINING INC.
Management’s Discussion and Analysis
of Financial Condition and Results of Operations
in respect of the three months ended March 31, 2007 and 2006

All amounts are expressed in US$ unless otherwise indicated.
INTRODUCTION
This Management’s Discussion and Analysis has been prepared as of May 9, 2007 and contains certain “Forward-Looking Statements” within the meaning of the Canadian Securities laws. All statements, other than statements of historical fact, included herein, including without limitation statements regarding potential mineralization and reserves, exploration results and future plans and objectives of Jaguar Mining Inc. (“Jaguar” or “the Company”) are forward-looking statements that involve various risks and uncertainties, including those set out in the Company’s Annual Information Form dated December 31, 2006 filed electronically under the Company’s name on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.
The following discussion of the operating results and financial position of the Company should be read in conjunction with the interim unaudited consolidated financial statements and the notes thereto of the Company for the three months ended March 31, 2007 with comparative figures for the three months ended March 31, 2006 and the audited consolidated financial statements of the Company and notes thereto for the years ended December 31, 2006 and 2005. The financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada. Further information about the Company is available on SEDAR at www.sedar.com and on its corporate website www.jaguarmining.com.
The average rates of exchange for the Canadian dollar (Cdn.$) per US$1.00 were 1.17 for Q1 2007, 1.14 for Q4 2006 and 1.13 for the year 2006. The average rates of exchange for the Brazilian real (R$) per US$1.00 were 2.11 for Q1 2007, 2.15 for Q4 2006 and 2.17 for the year 2006.
SUMMARY DESCRIPTION OF JAGUAR’S BUSINESS
Jaguar, a corporation existing under the laws of Ontario, is engaged in the acquisition, exploration, development and operation of mineral properties in the Iron Quadrangle region of Brazil, a greenstone belt located east of the city of Belo Horizonte in the state of Minas Gerais. Jaguar intends to become a mid-size gold producer with production of 300,000 ounces (“oz”) per year beginning in 2009. Jaguar believes it has the ability to convert its mineral resources to mineral reserves in order to sustain its production level goals for ten years or more. Jaguar is currently producing gold at its Sabará property and undergoing commissioning at its Turmalina property. Jaguar’s objectives are to increase overall production at its properties, continue its exploration and development programs in order to meet production goals, and develop the Paciência and Caeté properties. The following two corporate initiatives in Q1 2007, (a) to call the outstanding warrants early and (b) the private placement of units, provided the necessary funds to attain 300,000 oz of gold production in 2009. Once Jaguar reaches this level of production, the Company believes it will have a cost structure that would place it in the lower quartile of all primary producers. Jaguar also has potential for finding large gold exploration targets and has 72,000 acres of prime exploration properties in the Iron Quadrangle as well as in Northern Brazil where it recently formed a Joint Venture with Xstrata plc (“Xstrata”) to explore the Pedra Branca Project.
Jaguar has measured and indicated resources of 15,855,960 tonnes (“t”) with an average grade of 5.18 g/t containing 2,640,960 oz of gold and 4,758,700 of inferred resources with an average grade of 5.14 g/t containing 786,960 oz of gold. Jaguar’s proven and probable mineral reserves, which are included in total resources, are 7,229,160 t with an average grade of 4.90 g/t containing 1,138,870 oz of gold.
RESULTS OF OPERATIONS
Summary of Quarterly Results
(unaudited) (in thousands of $, except per share amounts)

Quarter ended	31-Mar	31-Dec	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep	30-Jun
Year	2007	2006	2006	2006	2006	2005	2005	2005
Net sales	$6,542	$6,304	$7,279	$5,471	$2,125	$1,543	$3,630	$1,270
Net income (loss)	$(496)	$(6,181)	$2,441	$(2,841)	$(6,164)	$(6,808)	$(2,658)	$(1,405)
- per share basic	$(0.01)	$(0.13)	$0.05	$(0.06)	$(0.18)	$(0.21)	$(0.09)	$(0.05)
- per share diluted	$(0.01)	$(0.13)	$0.05	$(0.06)	$(0.18)	$(0.21)	$(0.09)	$(0.05)
Summary of Key Operating Results

	Q1 2007	Q1 2006
Sales ($000)	$6,542	$2,125
Oz sold	9,885	3,785
Average realized price $ / oz	$662	$561
Gross profit ($000)	$3,362	$(89)
Net loss ($000)	$(496)	$(6,164)
- per share basic	$(0.01)	$(0.18)
- per share diluted	$(0.01)	$(0.18)
Weighted avg. shares outstanding	48,384,918	33,781,140
Diluted shares outstanding	48,384,918	33,781,140

1

Q1 2007 Compared to Q1 2006
Revenue in Q1 2007 increased from Q1 2006 due to both an increase in oz sold and an increase in the average realized gold price. This increase was reflected in an increase in gross profit and a decrease in the net loss over Q1 2006.
Review of Certain Operating Expenses and Other Income and Expenses
(in thousands of $)

	Q1 2007	Q1 2006
Stock based compensation	$201	$105
Administration	$1,688	$1,434
Interest expense	$1,019	$71
Unrealized forward sales derivative loss	$781	$5,021
Realized forward sales derivative loss	$935	$—
Unrealized forward fx derivative gain	$(333)	$(486)
Realized forward fx derivative gain	$(131)	$(36)
Foreign exchange gain	$(679)	$(335)
Amortization of deferred financing expenses	$—	$127
Interest income	$(345)	$(202)
•	Stock based compensation expense varies depending upon when stock options vest.
•	Administration costs increased from $1.4 million in Q1 2006 to $1.7 million in Q1 2007 mainly due to increased staffing needs related to the management of the engineering, procurement and construction (EPC) department as a result of Jaguar’s expansion of operations in Brazil. In addition, costs increased due to the strengthening of the R$against the US$, new management information systems implementation, and consulting fees related to the assessment of internal controls and procedures.
•	During Q1 2007, the Company recognized an unrealized loss of $781,000 on forward sales contracts to manage the commodity price exposure on gold sales, as required by the Turmalina loan facility versus a loss of $5.0 million in Q1 2006. The Company recognized a realized loss of $935,000 on forward sales contracts versus $nil for Q1 2006. The Company recognized unrealized gains of $333,000 for Q1 2007 and $486,000 for Q1 2006 on forward foreign exchange contracts used to manage currency exposure on the R$. The Company also recognized realized gains of $131,000 for Q1 2007 and $36,000 for Q1 2006 on forward foreign exchange contracts. (See Risk Management Policies – Hedging)
•	Interest expense increased from $71,000 in Q1 2006 to $1.0 million in Q1 2007 due to an increase in debt.
•	Foreign exchange gains of $679,000 were recognized in Q1 2007 and $335,000 in Q1 2006 primarily due to strengthening of the R$over the US$.
•	Beginning in Q1 2006, the deferred finance fees relating to the Turmalina loan facility were amortized over the life of the loan. Deferred finance fees of $127,000 were expensed in Q1 2006. Beginning in Q1 2007, the Company adopted Section 3855 of the CICA handbook (Note 1(a)) and deferred finance fees were included in the carrying value of the loan and amortized as interest expense.
•	Interest income increased from $203,000 in Q1 2006 to $345,000 in Q1 2007 due to interest earned on higher bank deposits.
Production and Operating Performance
Summary of All Plants Q1 2007 Operating Data

	Ore Processed	Feed	Recovery	Production	Cash Operating	Cash Operating
Project	(t000)	grade (g/t)	grade (g/t)	(oz)	cost/t	cost/oz
Sabará Plant	75	2.90	1.91	4,706	$30.3	$378
Turmalina Plant	63	4.95	4.48	7,423	$30.9	$206

Total	138	3.84	3.08	12,129	$30.6	$273

Summary of All Plants Q1 2006 Operating Data

	Ore Processed	Feed	Recovery	Production	Cash Operating	Cash Operating
	(t000)	grade (g/t)	grade (g/t)	(oz)	cost/t	cost/oz
All Plants	126	2.72	1.93	6,415	$25.3	$352

2

PROJECT DEVELOPMENT REVIEW — OPERATIONS AND EXPLORATION
2007 Production
For the quarter ending March 31, 2007, the Company produced 12,129 oz at an average cash operating cost of $273/oz from its 1,500 t/day Sabará Plant and 1,200 t/day Turmalina Plant, which is in final stages of ramping up.
Jaguar has contractual access to sulfide mineralization processing facilities operated by AngloGold Ashanti (the “Queiroz Plant”) for up to 21,000 t/month beginning May 2007 through the end of 2009. During Q1 2007, Jaguar provided notice to AngloGold Ashanti that it has elected not to exercise its rights to process non-refractory ore at the Queiroz Plant during 2007. This decision was based on an internal assessment of production alternatives, which the Company has determined should generate a greater level of profitability in the future by processing available ore through a Company-owned facility. Plans to develop such a facility are in process.
Management estimates gold production for 2007 is expected to total approximately 88,000 oz at an average cash operating cost similar to the current period. Given the trend in global exchange rates, the Company’s current estimate incorporates an exchange rate between the Brazilian real and the U.S. dollar of R$2.0 = US$1.
A review of operating achievements during Q1 2007 for the Company’s major projects is as follows:
Turmalina Region
Operations
The commissioning phase of operations at the Company’s Turmalina complex began during Q4 2006, with the first gold pour early in January 2007. During Q1 2007, Turmalina produced 7,423 oz of gold at a cash operating cost of $206 per oz. Ore grades to the processing plant at Turmalina during the last nine months of 2007 are estimated to average 6.26 g/t compared to the Q1 average of 4.95 g/t, which included low-grade blended development ore that contained oxidized ore stockpiled from surface mining operations during the commissioning phase. The Company recently completed a paste fill plant that came on-line in early April. Material from the paste fill plant will be returned to mined-out areas in the Turmalina mine to minimize environmental impact at the facility. The paste fill operation increases cash operating costs by approximately $10-12/oz. At an average design rate of 1,200 tpd from May through December 2007, Turmalina is estimated to produce approximately 63,000 oz in 2007 at an average cash operating cost of $217.
Turmalina is an underground mine utilizing the “sublevel stoping with paste fill” and “cut and fill” mining methods. Underground mine development began in Q1 2006 on the first of two ore zones and underground development work is progressing towards the Satinoco ore zone. The main transportation ramp into the mine has reached the elevation of 510 m, 185 m below ground level.
Exploration
Exploration work confirms that the geology at Turmalina is consistent with major gold mines elsewhere in the Iron Quadrangle. Turmalina’s Main and Northeast ore bodies are open at depth. Jaguar has also discovered a parallel structure known as Satinoco, which is about 1 km long and is located 250 m from the Main ore body.
During Q3 2006, Jaguar completed Phase I of the exploration program at Satinoco, which included 7,857 m of drilling from 62 holes. Some of the deeper holes cut the mineralization 220 m below the surface, indicating continuity at depth and consistency with the mineralization of the parallel Turmalina Mine, which has known reserves to 500 m.
Phase II of the Satinoco exploration program is underway. Jaguar plans to carry out 12,000 m of additional surface drilling, 1,250 m of drifts and 1,500 m of underground drilling. The Phase II field work is expected to allow for the completion of the Satinoco Zone feasibility study (including underground development) at an estimated cost of $3 million. The feasibility is expected to add reserves to a depth of 500 m, expanding Turmalina’s current 587,000 oz reserve base and its 60,000 oz per year gold production rate. Jaguar plans to complete the Satinoco feasibility study in Q1 2008.
Sabará Region
Operations
Sabará Project — During Q1 2007, Sabará produced 4,706 oz of gold at a cash operating cost of $378 per oz. Production and costs at the Sabará Project are expected to be negatively impacted due to lower run-of-mine (ROM) grades now estimated at 2.02 g/t in the last three quarters of 2007 compared to the Q1 2007 average grade of 2.9 g/t. Oxide ore grades which are in the current mine plan for the remainder of the year, are below earlier expectations. This situation is in part the result of a pending agreement with an abutting gold producer. Jaguar has opted not to process from a high-grade ore zone at Sabará in exchange for what Jaguar believes is far more valuable and long-term strategic opportunity. Over the last several months, the Company has been exploring and analyzing surrounding mineralized zones. These zones have similar metallurgy with significantly higher grades and are adjacent to the Sabará plant. If these mineralized zones cannot be mined as an alternative, Sabará is expected to produce 24,500 oz for 2007 at an average cash operating cost of $447/oz.
Caeté Project — Jaguar recently completed the initial phase of a scoping study to convert and expand the Caeté Plant in three phases over the next five years. A feasibility study for phase one is currently underway and scheduled to be completed

3

during the third quarter of 2007. Jaguar targets initial annual gold production capacity of 90,000 oz at Caeté commencing in the latter half of 2008 and expanding to 150,000 oz per year in 2011.
From new exploration data obtained on the Roça Grande and Pilar targets, the Company plans to construct a centralized CIP (carbon-in-pulp) or CIL (carbon-in-leach) processing plant to process the sulfide ore from Pilar (see Santa Bárbara Region), Roça Grande and other nearby targets. This new plant is expected to utilize much of the existing infrastructure located at the recently closed Heap Leach & CIC (carbon-in-column) facility. By utilizing the existing Caeté plant site, Jaguar expects to minimize environmental impact. In addition, the Company anticipates that permitting for the installation license will be received more expeditiously than if an entirely new processing plant was to be built.
The initial phase of the scoping study for a renovated Caeté operation yielded the following key production and resource target levels:
Phase 1 Targets:
Start date: Q3 2008
Capacity: 600,000 tpy (ROM)
Gold production: 90,000 oz/yr
Measured and indicated resources: 500,000 to 600,000 oz
Cash cost per oz: US $227
Exchange rate: 1US$ = 2.2R$
Phase 2 Targets:
Completion date: 2010
Capacity: 800,000 tpy (ROM)
Gold production: 120,000 oz/yr
Measured and indicated resources: 1,000,000 oz
Phase 3 Targets:
Completion date: 2011
Capacity: 1,000,000 tpy (ROM)
Gold production: 150,000 oz/yr
Measured and indicated resources: 1,500,000 oz
As part of the Company’s effort to identify and add the estimated gold resources detailed above, 75,000 m of additional drilling are planned over the next five years in the nearly 27,000 acres of mineral properties in the Sabará Region identified to supply the Caeté processing plant.
Exploration
Caeté Project – Jaguar conducted significant drilling efforts on the Roça Grande target during the latter half of 2006 and exploration continues today with nine active drill rigs. To date, 15,600 m have been drilled in 86 holes with activities focused on the RG-1, RG-7 and RG-2 ore bodies. Jaguar’s current exploration program includes the re-evaluation of the ore bodies delineated by the previous owner, Companhia Vale do Rio Doce (“CVRD”), as well as complementary drilling.
Highlights of the drill results from Jaguar’s exploration effort at Roça Grande are as follows:

4

ROÇA GRANDE MAIN DRILL RESULTS

	Coordinate		Elevation	Length	Azimuth	Dip	From	To	Grade	Thickness
Hole	N	E	(m)	(m)	degree	degree	(m)	(m)	(g/t)	(m)
FRG2-01	7,792,410	643,630	1,267.7	303.20	300	-65	280.80	282.70	8.60	1.90
FRG2-06	7,792,427	643,709	1,222.3	263.35	295	-60	227.55	235.55	4.25	8.00
FRG2-07	7,792,490	643,604	1,268.4	235.30	295	-59	203.80	208.80	3.51	5.00
FRG2-11	7,792,495	643,107	1,360.2	223.10	360	-76	203.20	207.45	5.22	4.25
FRG2-12	7,792,436	643,154	1,374.9	304.05	360	-60	241.15	244.15	8.89	3.00
FRG2-15	7,792,459	643,077	1,355.2	233.35	360	-60	204.75	209.75	2.25	5.00
FRG2-17	7,792,522	643,124	1,363.8	256.85	360	-66	185.35	189.35	4.30	4.00
FRG2-18	7,792,610	643,240	1,353.5	187.75	360	-60	89.00	94.00	6.53	5.00
FRG2-20	7,792,550	643,185	1,374.0	237.90	332	-76	196.00	198.00	4.20	2.00
FRG2-22	7,792,490	643,350	1,351.0	333.75	306	-86	280.00	282.00	5.52	2.00
FRG303	7,792,937	644,885	1,297.1	323.45	293	-60	215.40	217.40	4.70	2.00
FRG304	7,792,935	645,120	1,328.6	428.05	293	-50	255.50	257.50	5.51	2.00
FRG305	7,793,036	645,047	1,302.7	311.75	293	-77	184.20	189.40	3.94	4.20
RG701	7,793,148	642,531	1,242.3	52.95	350	-60	31.00	34.30	3.58	3.30
RG702	7,793,152	642,561	1,234.8	43.50	350	-60	25.65	32.70	1.82	7.05
RG705	7,793,152	642,561	1,234.8	49.25	vertical	-90	34.70	39.65	2.60	4.95
RG706	7,793,119	642,387	1,248.0	51.10	vertical	-90	37.65	42.40	7.61	4.75
							45.20	48.15	1.87	2.95
RG710	7,793,148	642,581	1,231.6	45.10	vertical	-90	39.80	44.80	2.50	5.00
RG718	7,793,143	642,615	1,229.0	44.40	350	-50	28.05	34.90	2.20	6.85
RG720	7,793,125	642,427	1,252.1	47.90	350	-50	7.35	7.90	27.35	0.55
RG721	7,793,068	642,745	1,201.4	169.40	292	-75	27.20	28.05	10.10	0.85
RG724	7,793,012	642,724	1,219.3	142.05	292	-75	121.70	125.90	3.52	4.20
RG725	7,793,142	642,495	1,279.1	42.75	350	-60	30.10	35.95	2.00	5.85
RG728	7,793,033	642,406	1,274.3	108.90	292	-60	97.40	98.50	6.99	1.10
RG729	7,792,892	642,643	1,270.2	229.75	292	-80	200.80	203.60	18.20	2.80
RG732	7,793,043	642,620	1,225.0	98.50	292	-60	79.70	83.70	3.71	4.00
RG733	7,792,847	642,733	1,281.3	335.55	292	-85	279.50	283.30	11.23	3.80
RG738	7,793,040	642,668	1,214.3	88.00	360	-60	77.90	82.90	3.88	5.00
RG743	7,792,971	642,750	1,234.6	220.45	360	-76	161.80	164.85	5.86	3.05
RG745	7,793,063	642,603	1,216.8	88.55	360	-80	67.40	71.25	6.00	3.85
RG746	7,792,940	642,815	1,233.0	219.55	10	-84	199.50	203.65	5.50	4.15
							207.70	208.40	10.62	0.70
In order to expose ore zones RG-1 and RG-7 underground, the Company plans to excavate a drift to reach the gold mineralization at the 1,110 m elevation (sea level). The Company expects that approximately 700 meters will be excavated in connection with this underground development with work already in progress.
The potential quantity and grade from the exploration data for Roça Grande is conceptual in nature. There has been insufficient exploration to define a mineral resource and it is uncertain if further exploration will result in this target being delineated as a mineral resource.
The drilling results were reviewed by Ivan C. Machado, M.Sc., P.E., P.Eng., Principal of Salt Lake City based TechnoMine Services, LLC (“TechnoMine”). Mr. Machado serves as Jaguar’s independent Qualified Person in accordance with NI 43-101.
Paciência Region
During Q1 2007, Jaguar completed the pre-feasibility study on its Paciência Project Santa Isabel Mine. The study was prepared for Jaguar by Ivan C. Machado, M.Sc., P.E., P.Eng. of TechnoMine. Jaguar expects to complete the feasibility study in Q2 2007.
Based on the findings of the pre-feasibility study, Jaguar intends to advance its 100% owned Paciência Project toward initial production of approximately 70,000 oz of gold per year at an average estimated cash operating cost of US$221 per oz over an initial 5.1 year mine life. Jaguar envisions bringing additional resources into the mine plan as further exploration results are evaluated. These additional resources are expected to increase the life of the mine and annual production rate beyond current estimates. Jaguar has recently received the Installation License in respect to the Paciência Project. Initial production is slated for Q2 2008.
The pre-feasibility study identified measured and indicated mineral resources of 2,551,660 t with an average grade of 5.22 g/t containing 428,000 oz of gold and inferred resources of 420,700 t with an average grade of 5.44 containing 73,580 oz to a

5

depth of 300 m from surface. The resource estimates were determined using an assumed gold price of $550 per oz, a capping grade of 95 g/t and a low cut-off grade of 1.5 g/t. Proven and probable mineral reserves are as follows:
Estimated Reserves — Paciência Region

	Tonnage	Grade	Ounces
	(t)	(g Au/t)	(oz Au)
Proven	966,160	4.52	141,320
Probable	1,726,000	4.52	250,870

Total	2,692,160	4.52	392,190

The capital cost estimate is $44 million. As at March 31, 2007, Jaguar had already invested $14.9 million in exploration, infrastructure and mine development at Paciência Santa Isabel.
Jaguar intends to use a cut and fill method at the Santa Isabel Mine, which contemplates a treated tailings backfill system. The processing facilities will include crushing and grinding circuits followed by a gravity separation circuit, which is expected to recover approximately 40% of the available gold, along with a leaching and carbon-in-pulp adsorption/desorption/recovery (“CIP-ADR”) plant to process the downstream gravity-removed ore pulp. Civil work for the CIP-ADR processing facility has begun. Jaguar anticipates major systems will be substantially completed by the end of 2007.
Jaguar controls properties along 12 km of concessions in the Paciência Region located in the state of Minas Gerais in Brazil. The table below presents estimated gold resources for Jaguar properties in the Paciência Region that are not included in the resource estimates contained in the pre-feasibility study for the Paciência Project Santa Isabel Mine.
Other Estimated Resources — Paciência Region

Category	Tonnage (t)	Grade (g Au/t)	Ounces (oz Au)
Measured (M)	1,642,000	3.68	194,295
Indicated (I)	1,567,000	3.97	200,000
(M + I)	3,209,000	3.82	394,040

Inferred	500,000	5.00	80,380
The measured and indicated gold resources presented above are based on a NI 43-101 compliant technical report prepared by TechnoMine on the Quadrilátero Gold Project and filed on SEDAR on December 20, 2004.
New Properties
Jaguar also has option rights to the IAMGOLD Property, which represents approximately 2,307 acres near the Paciência Region. Jaguar plans to conduct exploration at the IAMGOLD Property during 2007. This property represents an opportunity for Jaguar to eventually expand Paciência’s mineral resources and production profile.
Santa Bárbara Region
The Pilar mine is the primary focus of activity in the Santa Bárbara Region. Jaguar contemplates mining underground non-refractory sulfide ore at Pilar, which is expected to be trucked to and processed at the expanded Caeté Plant located in the Sabará Region, 30 km away (see Sabará Region).
Current exploration work at Pilar is focused on the development of drifts to expose the ore zone in Level 1 of the mine at the 690 m elevation (sea level). After completing a 5 m by 5 m access ramp 403 m in length to Level 1, which was started in August 2005, a total of 1,537 m of exploration drifts have been established, including;
a) 276 m of access drifts to maneuver machinery/vehicles and drilling stations,
b) 1,239 m of drifts in the mineralized structure, and
c) 22 m of cross-cuts for geological mapping and definition of ore contact zones.
Through the first quarter of 2007, more than 670 m of underground development have been completed at Pilar, and approximately 1,887 m have been drilled in 30 holes in underground and 944 m in 3 holes on surface. Exploration efforts at Pilar have recently yielded a new mineralized zone. Management believes this new-found zone could lead to a significant addition to Jaguar’s resource estimates.
Highlights of the drill results are as follows:

6

PILAR MAIN DRILL RESULTS — SURFACE

	Coordinates		Elevation	Length	Azimuth	Dip	From	To	Grade	Thickness
Hole	N	E	(m)	(m)	(degree)	(degree)	(m)	(m)	(g/t)	(m)
Phase I
							67.25	69.00	21.84	1.75
							75.05	77.7	7.46	2.65
PMS-06	7,789,243	662,674	828.7	261.35	313	-75	93.10	94.25	14.9	1.15
							126.75	132.1	6.10	5.35
							141.25	143.7	16.15	2.45
PMS-07	7,789,259	662,699	824.1	151.30	313	-62	94.50	102.15	20.58	7.65
							95.70	99.95	6.88	4.25
							101.50	106.25	5.64	4.75
PMS-08	7,789,243	662,674	828.7	292.70	313	-65	113.05	114.85	7.91	1.80
							117.85	118.75	22.7	0.90
							143.50	146.35	9.33	2.85
							87.35	88.6	4.86	1.25
PMS-09	7,789,212	662,676	829.1	271.55	313	-55	98.75	112.25	3.61	13.5
							168.8	170.5	14.97	1.70
							including 0.65m @ 31.4 g/t
							74.10	75.05	5.25	0.95
PMS-10	7,789,233	662,687	826.3	189.25	313	-60	94.00	96.2	5.02	2.20
							115.65	116.70	6.71	1.05
							148.25	152.50	6.81	4.25
PMS-11	7,789,212	662,676	829.1	319.10	—	-90	144.80	146.30	8.08	1.50
							202.50	213.00	6.49	10.50
							108.90	112.25	16.12	3.35
							139.25	140.80	6.44	1.55
PMS-12	7,789,233	662,687	826.3	224.80	—	-90	161.70	163.35	6.05	1.65
							171.10	171.80	16.00	0.70
							192.00	195.40	11.73	3.40
							117.15	119.35	21.51	2.20
PMS-13	7,789,171	662,679	830.5	290.23	—	-90	174.05	176.40	12.79	2.35
							217.80	223.55	8.17	5.75
							278.35	280.90	10.05	2.55
PMS-15	7,789,047	662,602	870.9	149.70	313	-85	28.45	42.85	16.04	14.40
							including 2.40m @ 67.16 g/t
PMS-16	7,788,906	662,916	898.6	734.05	313	-85	537.15	538.60	10.13	1.45
							558.90	563.00	4.39	4.10
PMS-20	7,789,103	662,764	802.6	359.9	313	-85	240.60	241.50	8.50	0.90
PMS-22	7,789,063	662,623	867.9	67.4	315	-85	59.45	61.00	21.35	1.55
PMS-25	7,789,060	662,250	851.3	44.05	315	-60	18.20	23.00	5.45	4.80
PMS-34	7,789,375	662,513	832.3	70.30	—	-90	3.45	11.60	13.41	10.49
Phase II
PMS-38	7,789,123	662,655	838.9	159.30	315	-75	121.65	129.20	13.10	7.55
							including 1.10m @ 79.59 g/t
PMS-44	7,789,029	662,660	854.2	131.25	315	-75	175.45	184.95	3.45	9.50
PMS046	662,876	7,789,045	846.2	533.45	280	-75	378.20	382.95	12.04	4.75
							including 1.15m @ 42.02 g/t
PMS47A	662,836	7,788,985	839.2	508.05	315	-75	365.75	383.00	4.89	17.25
							103.35	114.4	2.64	11.05
PMS057	662,682	7,789,284	827.0	178.35	290	-50	119.35	120.3	5.99	0.95
							127.7	131.75	4.54	4.05
PMS059	662,774	7,788,906	891.3	525.70	320	-60	302.55	308.7	2.92	6.15
							314.00	314.9	9.6	0.90
PMS062	662,637	7,789,009	863.9	344.80	315	-60	296.75	299.55	4.09	2.80
PMS063	662,607	7,788,982	875.0	205.95	315	-85	59.15	64.85	8.17	5.70
							including 1.05m @ 33.75 g/t
							161.9	163.80	6.69	1.90
PMS064	662,679	7,789,220	828.8	239.30	315	-75	151.05	154.45	8.8	3.40
							166.8	171.1	18.76	4.30
							including 0.80m @ 71.07 g/t

7

	Coordinates		Elevation	Length	Azimuth	Dip	From	To	Grade	Thickness
Hole	N	E	(m)	(m)	(degree)	(degree)	(m)	(m)	(g/t)	(m)
							213.7	217.75	9.2	4.05
PMS065	662,734	7,789,100	840.1	372.90	315	-80	239.15	241.2	8.25	2.05
							275.35	279.1	9.35	3.75
							104.05	105.00	29.50	0.95
PMS068	662,677	7,789,192	829.1	261.35	315	-80	112.70	117.35	2.74	4.65
							124.80	134.70	3.18	9.90
							140.60	145.80	3.41	5.20
PMS069	662,694	7,789,113	838.6	351.70	315	-80	144.35	145.80	8.38	1.45
							169.35	170.31	5.02	0.96
PMS072	662,646	7,788,912	889.5	214.95	315	-70	132.55	133.20	4.87	0.65
PMS075	662,535	7,789,204	852.8	195.20	315	-83	119.70	120.55	3.00	0.85
Phase III
PMS076	662,680	7,788,923	887.79	315.60	315.00	-77	246.05	248.05	8.12	2.00
							261.05	264.05	3.51	3.00
PMS078	662,643	7,788,859	888.43	313.70	315.00	-83	133.45	136.45	18.52	3.00
							285.70	291.70	26.34	6.00
PILAR MAIN DRILL RESULTS — UNDERGROUND

	Coordinate		Elevation	Length	Azimuth	Dip	From	To	Grade	Thickness
Hole	N	E	(m)	(m)	degree	degree	From (m)	To (m)	(g/t)	(m)
FSB001	7,789,250	662,612	691.94	111.19	120	-5	39.30	47.10	4.60	7.80
FSB002	7,789,249	662,611	692.09	134.54	133	-5	55.70	66.70	2.67	11.00
							82.20	94.00	2.51	11.80
FSB003	7,789,248	662,611	692.17	140.00	143	-5	82.40	89.40	4.38	7.00
FSB004	7,789,247	662,609	692.00	156.35	148	-5	60.40	69.40	3.80	9.00
							87.40	93.40	5.80	6.00
FSB005	7,789,249	662,668	692.00	42.41	100	0	5.12	18.44	9.05	13.32
FSB006	7,789,249	662,668	692.00	40.60	130	0	5.25	19.25	7.88	14.00
FSB009	7,789,277	662,661	691.50	33.10	109	0	19.92	26.92	17.20	7.00
FSB014	7,789,254	662,614	691.84	45.05	65	-3	24.85	27.85	4.80	3.00
FSB016	7,789,167	662,654	692.82	134.15	170	-8	59.25	63.25	5.00	4.00
FSB017	7,789,252	662,682	693.16	21.6	295	0	3.20	10.20	3.66	7.00
FSB023	7,789,243	662,544	692.00	169.45	142	-5	111.50	115.50	7.93	4.00
FSB029	7,789,252	662,654	692.79	24.95	290	0	18.70	20.70	5.01	2.00
FSB031	7,789,156	662,669	693.93	71.85	145	0	9.00	14.00	12.69	5.00
FSB035	7,789,143	662,628	693.90	72.65	120	-18	7.30	15.30	2.12	8.00
							50.85	58.85	11.37	8.00
FSB036	7,789,142	662,628	693.82	93.5	142	-17	4.00	16.00	2.44	12.00
							45.50	57.50	2.63	12.00
The potential quantity and grade from the exploration data for Pilar is conceptual in nature. There has been insufficient interpretation from the above data to define a mineral resource and it is uncertain if further exploration will result in this target being delineated as a mineral resource.
The drilling results were reviewed by Ivan C. Machado, M.Sc., P.E., P.Eng. of TechnoMine. Mr. Machado serves as Jaguar’s independent Qualified Person in accordance with NI 43-101.
Pedra Branca
On February 28, 2007, the Company entered into a Joint Venture agreement with Xstrata for Jaguar to explore the Pedra Branca Gold Project in the State of Ceará in Northern Brazil. Under the terms of the agreement, Jaguar and Xstrata will form a joint venture company or companies to mine economic gold deposits in the Project. For an aggregate fee of $150,000 over the next two years, of which $50,000 has been paid during Q1 2007 and $100,000 is subject to continuing with the option, Jaguar will have the option to hold a 51 percent ownership interest in the new enterprise by investing an aggregate $3.85 million in exploration expenditures within the next four years. Jaguar is subject to annual exploration expenditure targets for each year in which it maintains the option. As at March 31, 2007, the Company is committed to spend $300,000 for exploration by February 28, 2008. Jaguar has the opportunity to increase its ownership interest in certain gold deposits to 60 percent through a further investment of $3.0 million by the fifth anniversary of the agreement, subject to the rights of Xstrata to return to their 49 percent interest through additional contributions to the joint venture, for certain properties which have gold deposits of two million ounces or more. Certain properties within the Project that are dominated by base metal deposits, or which have gold deposits of less than one million ounces, may be held in different ownership percentages and be subject to different conditions, or removed from the joint venture.

8

The Jaguar-Xstrata joint venture has mineral rights to 37 concessions totaling approximately 159,000 acres in a 65-km shear zone. The concessions are located in and around municipal areas with excellent infrastructure. The area is characterized by relatively dry weather, facilitating year-round operations.
Xstrata’s exploration team has performed preliminary work on two large anomalies referred to as Coelho and Mirador. The initial exploration work on these two targets include:
a. Geophysical mapping

b. Drainage geochemistry: 625 samples

c. Soil geochemistry: 6,570 samples

d. Trenches: 2,822 m

e. Channel and ship samples: 2,249 units
The relatively shallow work to-date on the Coelho and Mirador targets has provided some promising results with respect to gold mineralization averaging between 2.3-2.5 g/t observed in the 21 surface samples taken by Xstrata. Based on this information, which was provided to Jaguar in greater detail, Jaguar intends to conduct further exploration at the Project to determine the extent of the gold resources at Pedra Branca. If mineralization is determined to exist in commercial quantities, Jaguar intends to prepare and file a technical report consistent with National Instrument 43-101 at the appropriate time. For the most part, the mineralized formations uncovered by Xstrata’s preliminary efforts are open along the extremity and lead both companies’ geologists to believe the area has significant potential for gold mineralization, which could include the presence of both oxide and sulfide formations in large structures.
The preliminary exploration program carried out by Xstrata only covered 25 km of this zone, with 10 km of soil anomalies identified. Jaguar intends to develop and execute a comprehensive exploration program at the Project during 2007 and 2008 to further delineate and measure the gold mineralization through further trenching and diamond core drilling.
MINERAL RESOURCES AND RESERVES
As a result of 2006 production and the pre-feasibility study at Paciência, Jaguar has updated its overall resources and reserves. The Qualified Person as such term is defined in NI 43-101, who revised the Company’s resources and reserves was Ivan C. Machado, M.Sc., P.E., P.Eng. The tables below reflect the current information available to Jaguar as of March 22, 2007.
Table 1 — Summary of Mineral Resources*

	RESOURCES								RESOURCES
	(tonnage and grades in grams/tonne)								(ounces Au)
					Measured				Measured
	Measured		Indicated		+				+
	(t)	g/t	(t)	g/t	Indicated	g/t	Inferred(t)	g/t	Indicated	Inferred
Sabará Region
Sabará[1]	764,200	3.41	1,297,700	2.89	2,061,900	3.08	443,000	2.24	204,200	32,000
Other[2]	518,900	5.56	704,300	5.40	1,223,200	5.47	830,000	3.91	215,020	104,100
Paciência Region
Santa Isabel[3]	849,430	5.59	1,702,230	5.00	2,551,660	5.22	420,700	5.44	428,000	73,580
Other[2]	1,642,000	3.68	1,567,000	3.97	3,209,000	3.82	500,000	5.00	394,040	80,380
Santa Bárbara Region[2]
	1,849,250	5.98	577,350	6.48	2,426,600	6.10	1,418,000	5.79	476,010	263,900
Turmalina Region
Faina and Pontal[4]	339,600	5.64	1,191,000	5.70	1,531,600	5.69	120,000	5.70	280,000	22,000
Principal and NE5	276,000	6.10	2,577,000	7.10	2,854,000	7.00	1,027,000	6.40	644,000	211,000

	RESOURCES				RESOURCES
	(tonnage & grades in grams/tonne)				(ounces Au)
	Measured +				Measured
	Indicated	g/t	Inferred	g/t	+ Indicated	Inferred
In Situ Resources:
Total Estimates	15,855,960	5.18	4,758,700	5.14	2,640,960	786,960
Table 2 – Roça Grande Pre NI 43-101 Resources Reported by CVRD
Sabará Region

	RESOURCES		RESOURCES
	(tonnage and average grades in grams/tonne)		(ounces Au)
	(t)	(g/t)
Roça Grande Sulfide[6]	2,290,000	7.48	550,000
Roça Grande Oxide[6]	626,000	2.23	44,300

9

Table 3 — Summary of Mineral Reserves

					Proven +		Ounces
	Proven	g/t	Probable	g/t	Probable	g/t	Au
Sabará Region
Sabará[1]	682,940	3.87	938,060	2.48	1,621,000	3.06	159,680
Turmalina Region
Principal and NE5	234,000	5.50	2,682,000	6.30	2,916,000	6.30	587,000 †
Paciência Region
Santa Isabel[3]	966,160	4.52	1,726,000	4.52	2,692,160	4.52	392,190

TOTAL	1,883,100	4.39	5,346,060	5.07	7,229,160	4.90	1,138,870

Notes:	Some columns and rows may not total due to rounding.

*	Mineral resources listed in Table 1 include mineral reserves listed in Table 3.

†	Information as at August 1, 2006. Commissioning of operations at Turmalina began in Q4 2006.

1.	Update as at December 31, 2006 by the Company’s Qualified Person. Scott Wilson Roscoe Postle Associates Inc. (“Scott Wilson RPA”) prepared the original NI 43-101 Technical Report on the Sabará Gold Project, which was filed on SEDAR on March 2, 2006.

2.	TechnoMine Services, LLC (“TechnoMine”) NI 43-101 Technical Report on the Quadrilátero Gold Project filed on SEDAR on December 20, 2004.

3.	TechnoMine NI 43-101 Pre-feasibility Report on the Paciência Gold Project Santa Isabel Mine filed on SEDAR on March 30, 2007.

4.	TechnoMine NI 43-101 Technical Report on the Turmalina Gold Project filed on SEDAR on December 20, 2004.

5.	Scott Wilson RPA NI 43-101 Technical Report on the Turmalina Gold Project filed on SEDAR on August 1, 2006.

6.	Roça Grande’s CVRD reported resources pre-date the introduction of Nl 43-101 standards. They were discovered and estimated by CVRD, which is one of the world’s largest mining companies. CVRD’s technical information was reviewed for Jaguar by TechnoMine who advised Jaguar that the CVRD data are sufficient to proceed with a feasibility study. Jaguar intends to complete a feasibility study on the Roça Grande property and file an NI 43-101 compliant technical report.
The Qualified Person, as such term is defined in NI 43-101, who prepared the Quadrilátero Report and the Paciência Gold Project Santa Isabel Mine Pre-Feasibility Study Report was Ivan C. Machado, M.Sc., P.E., P.Eng. Mr. Machado is a principal of TechnoMine and is independent for the purposes of NI 43-101.
The Qualified Persons, who prepared the RPA Turmalina Gold Technical Reports and the Sabará Project Technical Report, were Graham G. Clow, P.Eng., and Wayne W. Valliant, P.Geo. Mr. Clow is a principal of Scott Wilson RPA and Mr. Clow and Mr. Valliant are independent for the purposes of NI 43-101.
FINANCIAL CONDITION, CASH FLOW, LIQUIDITY AND CAPITAL RESOURCES
Cash Flow Highlights
(in thousands of $)

	Q1 2007	Q1 2006
Operating activities	$(2,116)	$(2,641)
Financing activities	$76,146	$52,597
Investing activities	$(9,958)	$(7,969)
Increase in cash for the period	$64,072	$41,987
Beginning cash balance	$14,759	$9,533
Ending cash balance	$78,831	$51,520
•	Operating activities consumed $2.1 million of cash for the three months ended March 31, 2007, which was mainly the result of an increase in working capital.
•	Financing activities generated $76.1 million of cash in Q1 2007 primarily through the private placement of units, which generated gross proceeds of $74.5 million and through early warrant exercises, which generated $2.9 million of cash Q1 2007. As at March 31, 2007, $15.9 million of cash was held in trust relating to warrant exercises, see Financing.
•	Investing activities consumed $9.9 million of cash during Q1 2007. The funds were used for mineral exploration projects and mining properties, and purchase of plant and equipment.

10

Balance Sheet Highlights
(in thousands of $)

	As at	As at	As at
	March 31, 2007	December 31, 2006	December 31, 2005
Total assets	$213,513	$124,130	$51,235

Total long term liabilities	$76,016	$19,179	$4,895

•	Total assets increased significantly during Q1 2007, with the largest increase being in cash and cash equivalents.
•	Long term liabilities increased during Q1 2007 mainly as a result of issuing new debt.
Capital Spending Program
Project Capital Spending in $ Millions

		Remaining of	Total Budget	Budget
Region	Q1 2007	2007	2007	2008
Sabará	2.6	21.8	24.4	16.0
Turmalina	4.7	0.1	4.8	12.1
Paciência	2.3	32.3	34.6	3.2

Total project capital spending	9.6	54.2	63.8	31.3

Jaguar intends to use cash flow generated by its increasing gold production to help finance the construction of additional projects in the above regions. These projects may also be funded by project debt, equipment financing and existing cash.
Total Capital Spending During the Period in $ Millions

Q1 2007
Project capital spending — excluding exploration	4.5
Project capital spending — exploration	5.1
Operating office	0.3
Total capital spending	9.9

Amount paid in cash	9.9
Amount financed	0.0

Total capital spending	9.9

Jaguar has identified three primary uses of capital over the 2007-2008 period. These include:
(a) new mine development and processing capacity and expansion of existing operations
(b) exploration at brownfield locations in the Iron Quadrangle
(c) sustaining capital to maintain existing operations
Contractual Obligations
Jaguar’s contractual obligations as at March 31, 2007 are summarized as follows:

	Payments due in $ 000’s
Contractual Obligations	2007	2008	2009	2010+	Total
Financing	5,616	6,165	4,407	74,811	90,999
Management Agreements [1]
Operations	558	—	—	—	558
Suppliers Agreements
Mine Operations [2]	1,277	—	—	—	1,277
Drilling [3]	302	—	—	—	302
Asset Retirement Obligations	304	—	—	1,384	1,688
Consulting[4]	650	—	—	—	650
Joint Venture Agreement[5]	—	300	—	—	300

Total	8,707	6,465	4,407	76,195	95,774

[1]	The management agreement is renegotiated on an annual basis. See Note 9 (a).

[2]	Jaguar has the right to cancel the mine operations contract with 90 days advance notice. The amount included in the contractual obligations table represents the amount due within 90 days.

[3]	Jaguar has the right to cancel the drilling contract with 30 days advance notice. The amount included in the contractual obligations table represents the amount due within 30 days.

4.	See Note 7 (b) and Note 13 (b).

[5]	Jaguar entered into a formal agreement with Xstrata for Jaguar to explore the Pedra Branca Gold Project in Ceará, Brazil.

11

Risk Management Policies – Hedging
Forward Gold Sales Contracts – Derivative Financial Instruments
Mineração Turmalina Ltda. (“MTL”), a wholly-owned subsidiary of the Company, obtained a $14 million credit facility that required a strategy be put in place to limit the risk against falling gold prices. In Q4 2005, the Company entered into a forward sales contract agreement with the lender to implement a risk management strategy to manage commodity price exposure on gold sales. A portion of the projected gold produced by the Sabará and Turmalina mining operations was hedged with a forward sales contract for each quarter from Q1 2007 to Q2 2009 for a total of 77,002 oz. As at March 31, 2007 forward sales contracts for 70,313 ounces were outstanding.
The terms of the forward sales contract are as follows:
•	All forward sales contracts are priced at $527.10 per oz (flat forward program).
•	Each contract will be settled in cash at the end of each quarter against the London PM fix (“PM fix”). There is no requirement for delivery of gold.
•	At each settlement date, if the PM fix is lower than $527.10 per oz, then the lender will make a payment to Jaguar equal to the difference between the PM fix and the $527.10 per oz, multiplied by the gold volume for that period according to the future sales contract. Similarly, if the PM fix is higher than $527.10 per oz, then Jaguar will make a payment to the lender equal to the difference between the PM fix and $527.10 per oz, multiplied by the gold volume for that period.
The forward sales contracts are considered derivative financial instruments and are used for risk management purposes and not for generating trading profits.
The Company is exposed to credit-related losses in the event of non-performance by the major international financial institution handling the derivative financial instruments, but does not expect this highly rated counterparty to fail to meet its obligations.
This derivative financial instrument is not accounted for as a hedge. The unrealized gains and losses are recognized in the operating income of the Company and are a result of the difference between the flat forward contract sales price of the gold and the average forward sales price of gold for the period, adjusted for the time value of money, as at the balance sheet date.
As at March 31, 2007, long term liabilities include $6.7 million (December 31, 2006 — $6.8 million) of unrealized losses related to the forward sales contracts. As at March 31, 2007, current liabilities include $4.3 million (December 31, 2006- $3.4 million) of unrealized losses related to the forward sales contracts. Included in the statement of operations for the three months ended March 31, 2007, is an unrealized loss on forward sales derivatives of $781,000 (three months ended March 31, 2006 — $5.0 million) and a realized loss on forward sales derivatives of $935,000 (three months ended March 31, 2006 — $nil)
Forward Foreign Exchange Contracts – Derivative Financial Instruments
The Company manages its exposure to changes in foreign exchange rates through the use of forward foreign exchange contracts to hedge certain future transactions denominated in foreign currencies. The Company hedges anticipated but not yet committed foreign currency transactions when they are probable and the significant characteristics and expected terms are identified. The Turmalina Loan Facility also requires the Company to put in place a strategy to manage the risk of an increase in the value of the R$ relative to the US$.
As at March 31, 2007, the Company has forward foreign exchange contracts to purchase R$15.0 million (Brazilian reais) for $6 million with various settlement dates between May 31, 2007 and March 31, 2008 at a weighted average rate of 2.4963. The terms of the contract require a percentage of the funds to be held on deposit as collateral to cover the contracts. As at March 31, 2007, $3 million of cash was restricted for this purpose.
The forward exchange contracts are considered derivative financial instruments and are used for risk management purposes and not for generating trading profits.
The Company is exposed to credit-related losses in the event of non-performance by the major international financial institution handling the derivative financial instruments, but does not expect this highly rated counterparty to fail to meet its obligations.
This derivative financial instrument is not accounted for as a hedge. The unrealized gains and losses will be recognized in the operating income of the Company and are a result of the difference between the spot price of the R$ and the forward currency contract price as at the balance sheet date.
As at March 31, 2007, current assets included $1.0 million (December 31, 2006 long term assets included $709,000) of unrealized foreign exchange gains. Included in the statement of operations for the three months ended March 31, 2007, is an unrealized gain on forward foreign exchange derivatives of $333,000 (three months ended March 31, 2006 – $486,000) and a realized gain on forward foreign exchange derivatives of $131,000 (three months ended March 31, 2006 — $36,000).

12

RELATED PARTY TRANSACTIONS
The Company incurred fees of $189,000 for the three months ended March 31, 2007 ($178,000 for the three months ended March 31, 2006) from IMS Engenharia Mineral Ltda (“IMSE”), a company held by several officers of the Company, who provides operating services to the Company’s Brazilian subsidiaries. The fees are included in management fees in the statement of operations. Accounts payable and accrued liabilities as at March 31, 2007 includes $nil owing to IMSE (as at December 31, 2006 -$nil).
For the three months ended March 31, 2006, the Company incurred legal expenses of $270,000 from a legal firm of which the Secretary of the Company was a Senior Partner. The Secretary of the Company ceased to be a partner of this firm March 31, 2006. As at March 31, 2006, $140,000 was included in prepaid and sundry assets and $141,000 was included in share issuance costs on the balance sheet. At March 31, 2006, accounts payable and accrued liabilities included $496,000 due to this legal firm. This balance has subsequently been paid.
The Company incurred occupancy fees of $30,000 for the three months ended March 31, 2007 (three months ended March 31, 2006 — $30,000) to Brazilian Resources, Inc. (“BZI”) for use of administrative offices. The Company also incurred consulting fees and administrative service charges of $222,000 from BZI for the three months ended March 31, 2007 ($64,000 for the three months ended March 31, 2006). The occupancy costs, consulting fees and administrative service fees are included in the statement of operations. As at March 31, 2007 accounts payable and accrued liabilities includes $265,000 (December 31, 2006 — $14,000) due to BZI.
On October 2, 2003, the Company loaned BZI $800,000. In return for the loan, the Company received a first option to purchase BZI’s interest in a certain mining project. BZI used the proceeds of the loan to purchase 500,000 common shares of the Company from a third party. The loan bore interest at 5% per annum compounded annually, was due December 31, 2006 and was secured by 500,000 of the Company’s common shares. Under Canadian Institute of Chartered Accountants (“CICA”) Emerging Issues Committee 132 – Share Purchase Financing, the loan was classified as a reduction to shareholders’ equity. During 2006 the loan was fully paid which increased shareholders’ equity. Included in the statement of deficit is interest income of $nil (March 31, 2006 — $10,000) relating to this loan.
With increased activities in the mineral sector, used equipment has become increasingly difficult to acquire in Brazil. The Company has pursued several opportunities to provide for its mid and long-term equipment needs, including entering a loan agreement with Prometálica Mineração Ltda. (“Prometálica”), a base metal company. Prometálica’s controlling shareholders are BZI and IMS Empreendimentos Ltda. (“IMS”), the founding shareholders of the Company. Loans from Mineração Serras do Oeste Ltda. (“MSOL”), a subsidiary of the Company, to Prometálica allowed Prometálica to purchase processing equipment and properties it had under contract. The agreement secures the MSOL loan by all Prometálica assets, including mineral rights and equipment. The agreement also grants to MSOL the right to purchase certain equipment from Prometálica at appraised value. The due date of this loan was December 31, 2005.
During Q3 and Q4 2005, Prometálica repaid substantially all of the principal amount of the loan. On March 20, 2006, the Company entered into an agreement with Prometálica whereby it agreed to exchange the amount receivable from Prometálica for a 1.5% Net Smelter Royalty (“NSR”) on its Monte Cristo project for a term of 4.5 years, which was the expected life of the project. This agreement was executed on May 10, 2006. As part of the agreement, the Company agreed to place a moratorium on interest accruing on the loan during Q4 2005. Commencing on January 1, 2006, the interest rate on the loan was adjusted to the monthly CDI rate in Brazil. Also as part of the agreement, the Company accepted a transfer of certain mining equipment from Prometálica as partial payment on the loan. The mining equipment was transferred in Q3 2006. It was appraised by an independent engineering firm at the time of the agreement and was valued at $327,000. Prometálica had the right to buy out the NSR on or before December 31, 2006 for the amount of R$3.5 million (approximately $1.7 million as at March 31, 2007). During Q1 2007, the right to buy out the NSR was extended to September 30, 2007. The NSR was recorded on the Company’s books at the amount of the receivable, plus accrued interest through March 20, 2006. Included in the Company’s long term assets on March 31, 2007 is a Net Smelter Royalty of $1.5 million (December 31, 2006 – $1.5 million).
The Company realized rental income of $28,000 from Prometálica and $68,000 from Prometálica Centro Oeste (“PCO”) for the three months ended March 31, 2007 (three months ended March 31, 2006 — $nil) for temporarily idle equipment and use of administrative offices. PCO is controlled by IMS, a founding shareholder of the Company. As at March 31, 2007 prepaid expenses and sundry assets included $20,000 receivable from Prometálica, and $129,000 from PCO (as at December 31, 2006 – $112,000 from Prometálica and $37,000 from PCO).
CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION
Effective January 1, 2007 the Company adopted the new CICA Handbook Standards relating to financial instruments. These new standards have been adopted on a prospective basis with no restatement of prior period financial statements.

13

(a)	Section 3855, “Financial Instruments – Recognition and Measurement” provides guidance on the recognition and measurement of financial assets, financial liabilities and derivative financial instruments. This new standard requires that all financial assets and liabilities be classified as either: held-to-maturity, held-for-trading, loans and receivables, available-for-sale, or other financial liabilities. The initial and subsequent recognition depends on their initial classification.
•	Held-to-maturity financial assets are initially recognized at their fair values and subsequently measured at amortized cost using the effective interest method. Impairment losses are charged to net earnings in the period in which they arise.

•	Held-for-trading financial instruments are carried at fair value with changes in the fair value charged or credited to net earnings in the period in which they arise.

•	Loans and receivables are initially recognized at their fair values, with any resulting premium or discount from the face value being amortized to income or expense using the effective interest method. Impairment losses are charged to net earnings in the period in which they arise.

•	Available-for-sale financial instruments are carried at fair value with changes in the fair value charged or credited to other comprehensive income. Impairment losses are charged to net earnings in the period in which they arise.

•	Other financial liabilities are initially measured at cost or at amortized cost depending upon the nature of the instrument with any resulting premium or discount from the face value being amortized to income or expense using the effective interest method.

•	All derivative financial instruments meeting certain recognition criteria are carried at fair value with changes in fair value charged or credited to income or expense in the period in which they arise.

The standard requires the Company to make certain elections, upon initial adoption of the new rules, regarding the accounting model to be used to account for each financial instrument. This new section also requires that transaction costs incurred in connection with the issuance of financial instruments either be capitalized and presented as a reduction of the carrying value of the related financial instrument or expensed as incurred. If capitalized, transaction costs must be amortized to income using the effective interest method. This section does not permit the restatement of financial statements of prior periods.
Following is a summary of the accounting model the Company has elected to apply to each of its significant categories of financial instruments outstanding as of January 1, 2007 and/or March 31, 2007:

Cash and cash equivalents	Held-for-trading
Restricted cash	Held-for-trading
Accounts receivable	Loans and receivables
Forward foreign exchange derivative asset	Held-for-trading
Accounts payable and accrued liabilities	Other liabilities
Forward sales derivative liability	Held-for-trading
Notes payable	Other liabilities
In addition, the Company has elected to account for transaction costs related to the issuance of financial instruments as a reduction of the carrying value of the related financial instruments.

The adoption of this new section resulted in an adjustment to the carrying value of the Company’s previously recognized financial liabilities and an adjustment in the amount of $41,000 to the opening deficit, a reduction of $2.1 million to deferred financing costs, and a reduction to notes payable of $2.1 million as at January 1, 2007.

(b)	Section 1530, “Comprehensive Income”, along with Section 3251, “Equity” which amends Section 3250, “Surplus”, require enterprises to separately disclose comprehensive income and its components as well as net income in their financial statements. Further, they require enterprises to separately present changes in equity during the period as well as components of equity at the end of the period, including comprehensive income. Since the Company does not have any elements of comprehensive income, the adoption of these sections did not have any impact on the Company’s financial statements.

(c)	Section 3865, “Hedges” allows optional treatment providing that hedges be designated as either fair value hedges, cash flow hedges or hedges of a self-sustaining foreign operation. Since the Company does not currently have hedging programs in place which qualify for hedge accounting, the adoption of this section did not have any impact on the Company’s financial statements.

14

FINANCING
Early Exercise of Warrants
On February 27, 2007, the Company filed a final short form prospectus to issue up to 340,090 common shares to the holders of 5,398,250 common share purchase warrants, upon early exercise of the warrants. Each warrant entitles the holder thereof to acquire one common share of the Company at a price of Cdn.$4.50 on or before December 31, 2007. Under the early exercise program, the holder could acquire an additional 0.063 of one common share in the event that such holder exercised the warrants during the 30-day early exercise period that commenced on February 28, 2007 and ended on March 30, 2007. Each warrant that had not been exercised during the early exercise period (except in limited circumstances) was exchanged, without any further action on the part of the warrant holder, including payment of the exercise price thereof or any other additional consideration, for a fraction of a common share. The early exercise warrant transaction was approved by shareholders on February 27, 2007 and by warrant holders on February 28, 2007.
As of March 30, 2007, 4,818,852 warrants were exercised for gross proceeds of $18.8 million in exchange for 5,122,428 shares. This represented 89.3% of the listed warrants outstanding on February 28, 2007 thereby forcing the remaining listed warrants (579,398) to be exchanged for 0.2982 common shares of the Company by April 30, 2007 (except those warrants held by U.S. warrant holders who are not accredited investors or who are accredited investors but who did not deliver a subscription form and representation letter pursuant to the program). As of May 2, 2007, approximately 100,000 of the remaining listed warrants were exchanged for approximately 31,000 shares. The warrants converted to shares subsequent to March 31, 2007 are not reflected in the financial statements. As at March 31, 2007 $2.9 million was received and $15.9 million of cash was held in trust relating to warrant exercises (December 31, 2006 — $nil). The cash in trust as at March 31, 2007 was received on April 2, 2007.
No agency fee was paid by the Company in connection with the distribution of the early exercise shares or the exchange shares qualified under the short form prospectus. Blackmont Capital Inc. (“BCI”) acted as financial advisor and soliciting dealer manager to the Company in connection with the issuance of the early exercise shares and the exchange shares. The Company agreed to pay BCI a financial advisory fee of 3% of the exercise price for each warrant submitted for exercise in connection with the early exercise ($564,000 is included in accounts payable and as stock issuance costs included in capital stock).
Private Placement
On March 22, 2007, the Company closed a private placement of 75,000 units. The units were sold by a syndicate led by TD Securities Inc. and included BCI, BMO Capital Markets and RBC Capital Markets. The underwriters exercised their option to purchase an additional 15% of the number of the units offered to cover over-allotments, resulting in aggregate gross proceeds of Cdn.$86.3 million ($74.5 million) from the sale of 86,250 units.
The units are comprised of a secured note in the principal amount of Cdn.$1,000, bearing a coupon of 10.5%, payable semi-annually in arrears, and 25 common shares of Jaguar. The quota shares of the wholly owned Brazilian subsidiary of the Company which holds all of the operating assets of the Company serve as the security for the notes. The Company has full rights to and is in the process of substituting for such security the quota shares of a wholly owned Brazilian subsidiary of the Company which will hold the Paciência and Caeté projects only. A total of 2.16 million new shares were issued relating to the private placement. It is expected that the notes and shares will be listed on the Toronto Stock Exchange (“TSX”) as soon as possible following the expiry of any statutory hold periods. See Note 6 (i).
NORMAL COURSE ISSUER BID
In August 2006, Jaguar received approval from the TSX for its proposed normal course issuer bid to purchase up to the lesser of 2,291,655 common shares, being 5% of the issued and outstanding common shares of Jaguar, or the number of common shares equal to a maximum aggregate purchase price of $1 million. The normal course issuer bid commenced on August 25, 2006 and will terminate on August 24, 2007. This was the first normal course issuer bid undertaken by Jaguar, and Jaguar has not previously purchased securities of its own issue.
Jaguar decided to engage in a normal course issuer bid because it believes that, from time to time, the market price of its common shares may not reflect fully the underlying value of its business and future business prospects. In such circumstances, Jaguar believes the outstanding common shares represent an attractive investment, since a portion of Jaguar’s excess cash can be invested for an attractive risk adjusted return on capital through its bid.
As at March 31, 2007, Jaguar had purchased 1,000 common shares under its normal course issuer bid at an average price of Cdn.$4.65. These shares, and any shares purchased under the normal course issuer bid in the future, will be scheduled for cancellation.

15

SHAREHOLDER RIGHTS PLAN
On January 31, 2007, the Directors of the Company adopted the Rights Plan which is intended to ensure the fair treatment of shareholders in connection with any take-over bid for common shares. The Rights Plan was not being adopted in response to any proposal to acquire control of the Company. The Rights Plan seeks to provide shareholders with adequate time to properly assess a take-over bid without undue pressure. It also is intended to provide the Directors with more time to fully consider an unsolicited take-over bid and, if considered appropriate, to identify, develop and negotiate other alternatives to maximize shareholder value.
The rights issued under the Rights Plan will become exercisable only when a person, including its affiliates and associates and persons acting jointly or in concert with it, acquires or announces its intention to acquire beneficial ownership of common shares which when aggregated with its current holdings total 20% or more of the outstanding common shares (determined in the manner set out in the Rights Plan) without complying with the Permitted Bid provisions of the Rights Plan or without approval of the Board. Under the Rights Plan, those bids that meet certain requirements intended to protect the interests of all shareholders are deemed to be Permitted Bids. Permitted Bids must be made by way of a take-over bid circular prepared in compliance with applicable securities laws and, among other conditions, must remain open for at least 60 days. In the event a take-over bid does not meet the Permitted Bid requirements of the Rights Plan, the rights will entitle shareholders, other than the person making the take-over bid and its affiliates and associates and persons acting jointly or in concert with it, to purchase additional common shares at a substantial discount to the market price of the common shares at that time.
The TSX has accepted notice of the Rights Plan, subject to ratification by the shareholders by July 26, 2007.
NON-GAAP PERFORMANCE MEASURES
The Company has included the non-GAAP performance measures listed below in this document. These non-GAAP performance measures do not have any standardized meaning prescribed by GAAP and, therefore, may not be comparable to similar measures presented by other companies. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared with GAAP. Management uses these statistics to monitor the performance of the Company’s producing mines compared to plan and assess the overall effectiveness and efficiency of the mining operations. The definitions for these performance measures and reconciliation of the non-GAAP measures to reported GAAP measures are as follows:
Operating Cash Cost per tonne processed

	Q1 2007	Q1 2006
Production cost per statement of operations	$2,882,000	$1,558,000
Change in inventory[1]	$1,340,000	$1,657,000
Production cost of tonnes processed[2]	$4,222,000	$3,215,000
divided by
Tonnes processed	138,000	126,000
equals
Cost per tonne processed	$30.60	$25.30
Operating Cash Cost per oz processed

	Q1 2007	Q1 2006
Production cost per statement of operations	$2,882,000	$1,558,000
Change in inventory[1]	$429,000	$700,000
Production cost of gold produced[2]	$3,311,000	$2,258,000
divided by
Gold produced (oz)	12,129	6,415
equals
Cost per oz processed	$273	$352

[1]	Under the Company’s revenue recognition policy, revenue is recognized when legal title passes. Since total cash operating costs are calculated on a production basis, this change reflects the portion of gold production for which revenue has not been recognized in the period.

[2]	The basis for calculating cost per oz produced includes the change to gold in process inventory, whereas the cost per tonne processed does not.

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DESIGN OF INTERNAL CONTROLS OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES
The CEO and CFO have assessed the design of the Company’s disclosure controls and procedures and internal control over financial reporting as of March 31, 2007, pursuant to the certification requirements of Multilateral Instrument 52-109. Most importantly, management has satisfied itself that no material misstatements exist in the Company’s financial reporting at March 31, 2007. However, as previously communicated, the Company determined that a weakness exists in the design of internal control over financial reporting in that not all critical policies and procedures, including accounting policies, have been formally documented and/or formally communicated within the Company. This design weakness increases the future risk of material misstatements in the Company’s financial reporting and should also be considered a weakness in the Company’s disclosure controls and procedures. Management anticipates completing remediation of this weakness with appropriate communication by the end of Q3 2007.

17

OUTSTANDING SHARE DATA
Common shares and convertible securities outstanding at May 9, 2007 are:

				Common
	Expiry	Exercise	Securities	Shares on
Security	Date	Price	Outstanding	Exercise
Common Shares[1]			55,231,335	55,231,335

Warrants	31-Dec-07	Cdn.$4.50	476,277	476,277

Agents options	27-Mar-08	Cdn.$5.25	343,050	343,050

Options	04-Sep-08	$1.00	155,000	155,000
Options	05-Nov-08	Cdn.$3.75	190,000	190,000
Options	19-May-09	Cdn.$4.05	685,000	685,000
Options	15-Jun-09	Cdn.$4.25	135,000	135,000
Options	21-Oct-09	Cdn.$4.00	157,500	157,500
Options	17-Feb-10	Cdn.$3.47	757,500	757,500
Options	10-Mar-10	Cdn.$3.65	232,000	232,000
Options	8-Dec-10	Cdn.$3.29	40,000	40,000
Options	10-May-11	Cdn.$5.47	1,010,000	1,010,000
Options	30-Jun-11	Cdn.$4.41	438,000	438,000
Options	30-Nov-11	Cdn.$6.40	1,010,000	1,010,000
Options	21-Sep-09	Cdn.$5.25	200,000	200,000
Options	21-Sep-09	Cdn.$4.60	100,000	100,000
Options	31-Oct-08	Cdn.$4.72	50,000	50,000
Options	30-Apr-09	Cdn.$5.25	50,000	50,000
Options	31-Oct-09	Cdn.$6.00	50,000	50,000

Fully diluted common shares				61,310,662

[1]	Includes 1,000 shares purchased under the normal course issuer bid which are scheduled to be cancelled.
In March 2007, the board granted 1,135,000 options which are subject to approval of an increase in the plan by the shareholders at the Company’s annual meeting, May 10, 2007.
May 9, 2007

Daniel R. Titcomb	James M. Roller
President and CEO	Chief Financial Officer

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FORWARD-LOOKING STATEMENTS
This Management’s Discussion and Analysis contains Forward-Looking Statements concerning Jaguar’s objectives, the measured and indicated resources, their average grade, the commencement period of production, cash operating costs, completion dates of feasibility studies, gold production and sales targets, capital expenditure costs, future profitability and growth in reserves. Forward-Looking Statements can be identified by the use of words such as “are expected”, “is forecast”, “approximately” or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-Looking Statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results or performance to be materially different from any future results or performance expressed or implied by the Forward-Looking Statements.
These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating gold prices and monetary exchange rates, the possibility of project cost delays and overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future, uncertainties related to production rates, timing of production and the cash and total costs of production, changes in applicable laws including laws related to mining development, environmental protection, and the protection of the health and safety of mine workers, the availability of labor and equipment, the possibility of labor strikes and work stoppages and changes in general economic conditions. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-Looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.
These Forward-Looking Statements represent our views as of the date of discussion. The Company anticipates that subsequent events and developments may cause the Company’s views to change. The Company does not undertake to update any Forward-Looking Statements, either written or oral, that may be made from time to time by or on behalf of the Company subsequent to the date of this discussion. For a discussion of important factors affecting the Company, including fluctuations in the price of gold and exchange rates, uncertainty in the calculation of mineral resources, competition, uncertainty concerning geological conditions and governmental regulations and assumptions underlying the Company’s Forward-Looking Statements, see the “CAUTIONARY NOTE” regarding Forward-Looking Statements and “RISK FACTORS” in the Company’s Annual Information Form for the year ended December 31, 2006 filed on SEDAR and available at www.sedar.com. Further information about the Company is available on SEDAR and on its corporate website www.jaguarmining.com.
GLOSSARY OF MINING TERMS
Carbon-in-leach
A gold recovery process in which a slurry of gold-bearing ore, carbon and cyanide are mixed together. The cyanide dissolves the gold, which is subsequently absorbed by and separated from the carbon.
Carbon-in-pulp
Similar to carbon-in-leach process, but initially the slurry is subjected to cyanide leaching in separate tanks followed by carbon-in-pulp. Carbon-in-leach is a simultaneous process.
Conversion factors
Weights and measures on this site represent units commonly used in the gold industry. Conversion factors are provided below:

To Convert	To Metric
Imperial Measurement Units	Measurement Units	Multiply By
Acres	Hectares	0.404686
Feet	Metres	0.30480
Miles	Kilometres	1.609344
Ounces (troy)	Grams	31.1035
Pounds	Kilograms	0.454
Short tons	Tonnes	0.907185
Troy ounces per ton	Grams per tonne	34.2857
Cut-off grade
The minimum metal grade at which a tonne of rock can be processed on an economic basis.
Deposit
A mineralized body which has been physically delineated by sufficient drilling, trenching and/or underground work and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development

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expenditures; such a deposit does not qualify as a commercially mineable ore body or as containing mineral reserves until final legal, technical and economic factors have been resolved.
Development or mine development
Driving openings to access the mineral reserve in an underground mine.
Diamond or core drill
A type of rotary drill in which the cutting is done by abrasion rather than percussion. The cutting bit is set with diamonds and is attached to the end of long hollow rods through which water is pumped to the cutting face. The drill cuts a core of rock, which is recovered in long cylindrical sections, an inch or more in diameter.
Dilution
The effect of waste or low-grade ore being included unavoidably in the mined ore, lowering the recovered grade.
Doré
The precious metals product of the smelter, containing mainly gold and silver, that requires additional refining to high purity gold.
Drifting
Driving of tunnels through rock usually on a horizontal basis.
Feasibility study
A detailed report showing the feasibility of placing a prospective ore body or deposit of minerals within a mineral property into production. This report typically includes, inter alia, the specific portion or portions of the property that should be included in a development block, conclusions and recommendations regarding any adjustments that should be made to the boundaries of a development block, a description of the work to be performed in order to develop the mineral resources within the development block and to construct a mine or mines and related facilities on the development block, the estimated capital and operating costs thereof, a proposed schedule for the timing of development and mine construction, and an assessment of the impact of the operation and the information obtained and evaluations made in respect thereof.
Grade
The amount of gold in each tonne of ore, usually expressed in grams per tonne.
Heap leaching
A process whereby gold is extracted by “heaping” broken ore on sloping impermeable pads and repeatedly spraying the heaps with a weak cyanide solution which dissolves the gold content. The gold-laden solution is collected for gold recovery.
Mineralization
Mineral-bearing rock; the minerals may have been either a part of the original rock unit or injected at a later time.
NI 43-101
Canadian National Instrument 43-101, Standards of Disclosure for Mineral Projects of the Canadian Securities Regulators.
Ore
Rock, generally containing metallic and non-metallic minerals that can be mined and processed at a profit.
Ounce (troy)
All ounces referenced herein are troy ounces. Despite the world’s gradual conversion to the metric system, the troy ounce remains a fixture of the gold industry and the most important basis for expressing quotations of most gold markets. One troy ounce equals approximately 31.1 grams in weight. There are 32.15 troy ounces in a kilogram.
Ramp
An inclined underground tunnel that provides access to an ore body for exploration, ventilation and/or mining purposes in an underground mine.
Refractory Ore
Mineralized rock in which much of the gold is encapsulated in sulphides or other minerals and is not readily amenable to dissolution by cyanide solutions (unlike oxidized ore) even with fine grinding.
Reclamation
The process by which lands disturbed as a result of mining activity are reclaimed back to a beneficial land use. Reclamation activity includes the removal of buildings, equipment, machinery and other physical remnants of mining, closure of tailings impoundments, leach pads and other mine features, and contouring, covering and revegetation of waste rock piles and other disturbed areas.
Recovery
A term used in process metallurgy to indicate the proportion of valuable material obtained in the processing of an ore. It is

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generally stated as a percentage of valuable metal in the ore that is recovered compared to the total valuable metal present in the ore.
Reserves and Resources
Jaguar’s classification of mineral reserves and resources and the subcategories of each conforms with definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum Council on August 20, 2000, which are in accordance with Canadian Securities Administrators’ National Instrument 43-101 dated November 17, 2000.
Mineral resource
A mineral resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth’s crust in such form or quantity and of such a grade or quality that is has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.
Inferred mineral resource
An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.
Indicated mineral resource
An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, density, shape, and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.
Measured mineral resource
A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, density, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.
Mineral reserve
A mineral reserve is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.
Probable mineral reserve
A probable mineral reserve is the economically mineable part of an indicated, and in some circumstances a measured mineral resource, demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.
Proven mineral reserve
A proven mineral reserve is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.
Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources
This document includes the terms “measured and indicated resources”. The Company advises U.S. investors that while these terms are recognized and required by Canadian regulations, the SEC does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into reserves.
Inferred
That part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence, limited sampling, and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, and workings.

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Cautionary Note to U.S. Investors concerning estimates of Inferred Resources
This document includes the term “inferred resources”. The Company advises U.S. investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility or other economic study. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists or is economically or legally mineable.
Qualified Person or QP
An individual who, in accordance with NI 43-101: (a) is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation mineral project assessment, or any combination of these; (b) has experience relevant to the subject matter of the mineral project and the technical report; and (c) is a member in good standing of a recognized professional association.
Stockpile
Broken ore heaped on surface or prepared areas underground, pending treatment or shipment.
Stope
Working place in an underground mine where ore is extracted.
Tailings
The material that remains after all economically recoverable metals or minerals of economic interest has been removed from the ore through milling and processing.
Ton
A ton or short ton is a British imperial measure of weight equivalent to 2,000 pounds.
Tonne
A tonne or metric tonne is about 10% greater in weight than a short ton and equivalent in weight to 1000 kilograms or 2,205 pounds.
Waste
Barren rock in a mine, or mineralized material that is too low in grade to be mined and milled at a profit.

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CORPORATE DIRECTORY

Jaguar Mining Inc. is a Canadian company
incorporated under the laws of Ontario.
DIRECTORS
Andrew C. Burns1
Gil Clausen3, 4
William E. Dow3
Juvenil T. Felix
Gary E. German1,2,4
Chairman
Anthony F. Griffiths1, 2, 3
Daniel R. Titcomb
  1 Audit Committee
  2 Compensation Committee
  3 Corporate Governance Committee
  4 Health, Safety and Environmental Committee
OFFICERS
Daniel R. Titcomb
President & CEO
Juvenil T. Felix
Chief Operating Officer
James M. Roller
Chief Financial Officer & Treasurer
Lúcio Cardoso
VP Operations
Adriano Nascimento
VP Exploration & Engineering
Robert J. Lloyd
Secretary
ADMINISTRATIVE            OFFICE
48 Pleasant Street
Concord, NH 03301 — USA
Phone: (603) 224-4800
Fax: (603) 228-8045
E-mail: ir@jaguarmining.com
Website: www.jaguarmining.com
REGISTERED OFFICE
40 King Street West, Suite 5800
Toronto, Ontario
Canada M5H 3S1
OPERATING OFFICE
Rua Fernandes Tourinho 487, 7th Floor
CEP 30.112-000 — Belo Horizonte – MG
Brazil
AUDITORS
KPMG LLP
Toronto, Ontario
Belo Horizonte, Brazil
LEGAL COUNSEL
Davies, Ward, Phillips &Vineberg LLP
Toronto, Ontario
New York, New York
Miller Thomson LLP
Toronto, Ontario
Hinckley, Allen & Snyder LLP
Concord, New Hampshire
BANKS
Bank of America
Boston, Massachusetts
Royal Bank of Canada
Toronto, Ontario
STOCK TRANSFER AGENT
Computershare Investor Services Inc.
100 University Avenue, 9th floor
Toronto, ON M5J 2Y1
Phone: 1-800-564-6253
Fax: 1-866-249-7775
Email: service@computershare.com
EXCHANGE LISTING
Toronto Stock Exchange: “JAG”

23

Document No. 12
JAGUAR MINING INC.
Management’s Discussion and Analysis
of Financial Condition and Results of Operations
in respect of the nine months ended September 30, 2006 and 2005

All amounts are expressed in US$ unless otherwise indicated.
INTRODUCTION
This Management’s Discussion and Analysis has been prepared as of November 10, 2006 and contains certain “Forward-Looking Statements” within the meaning of the Canadian Securities laws. All statements, other than statements of historical fact, included herein, including without limitation statements regarding potential mineralization and reserves, exploration results and future plans and objectives of Jaguar Mining Inc. (“Jaguar” or “the Company”) are forward-looking statements that involve various risks and uncertainties including those set out in the Company’s Annual Information Form dated December 31, 2005 filed electronically under the Company’s name at www.sedar.com. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.
The following discussion of the operating results and financial position of the Company should be read in conjunction with the unaudited consolidated financial statements and the notes thereto of the Company for the nine months ended September 30, 2006 and the audited consolidated financial statements of the Company and the notes thereto for the year ended December 31, 2005.
The average rates of exchange for the Cdn.$1.00 per US$1.00 were 1.12 for Q3 2006, 1.12 for Q2 2006, 1.15 for Q1 2006, and 1.21 for the year 2005. The average rates of exchange for the Brazilian real (R$) per US$1.00 were 2.17 for Q3 2006, 2.18 for Q2 2006, 2.19 for Q1 2006, and 2.43 for the year 2005.
RESULTS OF OPERATIONS
Summary of Quarterly Results
(unaudited) (in thousands of $, except per share amounts)

Quarter ended	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep	30-Jun	31-Mar	31-Dec
Year	2006	2006	2006	2005	2005	2005	2005	2004
Net sales	$7,279	$5,471	$2,125	$1,543	$3,630	$1,270	$2,067	$2,596
Net income (loss)	$2,441	$(2,841)	$(6,164)	$(6,808)	$(2,658)	$(1,405)	$(1,967)	$(1,137)
- per share basic	$0.05	$(0.06)	$(0.18)	$(0.21)	$(0.09)	$(0.05)	$(0.06)	$(0.04)
- per share diluted	$0.05	$(0.06)	$(0.18)	$(0.21)	$(0.09)	$(0.05)	$(0.06)	$(0.04)
Summary of Key Operating Results

	Q3 2006	YTD 2006	Q3 2005	YTD 2005
Sales ($000)	$7,279	$14,875	$3,630	$6,967
Oz Sold	11,957	24,506	8,375	16,157
Average Realized Price $ / oz	$608	$607	$433	$431
Net income (loss) ($000)	$2,441	$(6,564)	$(2,658)	$(6,030)
- per share basic	$0.05	$(0.16)	$(0.09)	$(0.20)
- per share diluted	$0.05	$(0.16)	$(0.09)	$(0.20)
Weighted avg. shares outstanding	45,333,100	41,508,102	31,101,722	30,752,833
Diluted shares outstanding	46,163,392	41,508,102	31,101,722	30,752,833
Q3 2006 Compared to Q3 2005
Revenue in Q3 2006 increased from Q3 2005 due to an increase in ounces sold and also an increase in the average realized gold price. The increase in net income in Q3 2006 versus Q3 2005 was primarily due to an increase in revenue as well as a $2.3 million unrealized gain on forward sales derivatives in Q3 2006 versus a $3.1 million write down of inventory in Q3 2005.

1

Review of Certain Operating Expenses and Other Income
(in thousands of $)

	Q3 2006	YTD 2006	Q3 2005	YTD 2005
Stock based compensation	$130	$2,926	$169	$1,614
Administration	$1,495	$5,116	$1,391	$3,729
Interest expense	$43	$217	$41	$156
Unrealized forward sales derivative loss (gain)	$(2,292)	$4,384	$—	$—
Unrealized forward fx derivative (gain)	$(44)	$(781)	$—	$—
Realized forward fx derivative (gain)	$(217)	$(406)	$—	$—
Foreign exchange loss (gain)	$656	$(2,118)	$(1,363)	$(1,268)
Amortization of deferred financing expenses	$190	$507	$—	$—
Interest income	$(606)	$(1,285)	$(616)	$(1,539)
•	Stock based compensation expense varies depending upon when the stock options vest.

•	An increase in administration from increased business activities in Brazil caused costs for the quarter to increase slightly over last year and caused an increase from $3.7 million in the nine months ended Q3 2005 to $5.1 million for the nine months ended Q3 2006.

•	During Q3 2006 the Company recognized an unrealized gain of $2.3 million on forward sales contracts to manage the commodity price exposure on gold sales, as required by the Turmalina loan facility. The Company also recognized an unrealized gain of $44,000 and a realized gain of $217,000 on forward foreign exchange contracts used to manage currency exposure on the R$. (See Financial Instruments – hedging)

•	A foreign exchange loss of $656,000 was recognized in Q3 2006 due to the unfavorable effects of the R$movement in the quarter.

•	Beginning in Q1 2006 the deferred finance fees relating to the Turmalina loan facility were amortized over the life of the loan. Deferred finance fees of $190,000 were expensed in Q3 2006.

•	Interest income decreased slightly in 2006 due to a cessation of interest accrued on the loan receivable from Prometálica Mineração Ltda. (“Prometálica”) which was partially offset by interest accrued on higher bank balances.
Production and Operating Performance
Summary of All Plants Q3 2006 Operating Data 1

	Ore Processed	Feed	Recovery	Production	Cash Operating	Cash Operating
Project	(t)	grade (g/t)	grade (g/t)	(oz)	cost / t	cost / oz
Caeté Plant	34,671	2.10	1.54	2,011	$39.13	$643
Queiroz Plant	21,069	3.29	2.93	1,927	$42.89	$451
Sabará Plant	135,704	3.03	2.26	8,106	$20.18	$288

Total	191,444	2.83	2.16	12,044	$26.11	$373

Jaguar produced 12,044 oz of gold during Q3 2006 at a cash operating cost of $373 and sold 11,957 oz.
Production from Sabará made up 67% of Jaguar’s total Q3 2006 production. The Sabará Plant is operating at full capacity and continues to perform well.
The Caeté Plant processed ore from the Santa Bárbara Region, which is 30 km away, and the Queiroz Plant of AngloGold Ashanti processed sulfide ore from the Paciência Region during Q3 2006. The ore processed at Queiroz was part of the test mining carried out to define the appropriate mining method and the geo-mechanical parameters of the future mine at Paciência, which is currently under feasibility.
Summary of All Plants YTD 2006 Operating Data 1

	Ore Processed	Feed	Recovery	Production	Cash Operating	Cash Operating
Project	(t)	grade (g/t)	grade (g/t)	(oz)	cost / t	cost / oz
Caeté Plant	99,335	2.25	1.63	4,682	$37.64	$618
Queiroz Plant	65,684	3.82	3.44	7,146	$40.06	$357
Sabará Plant	322,194	2.66	2.01	16,745	$19.49	$305

Total	487,213	2.73	2.12	28,573	$25.97	$369

[1]	During 2005 changes in estimates resulted in inventory write downs that were included in Q3 2005 and Q4 2005 Zone B production. The amount of those write downs that belonged in the first two quarters of 2005 could not be determined. Accordingly, these adjustments were recorded in Q3 2005 and Q4 2005 respectively, and comparative information has not been presented for 2005.

2

PROJECT DEVELOPMENT REVIEW — OPERATIONS AND EXPLORATION
2006 Production
The Company achieved its sales targets during Q3 2006 and continues to make significant progress on its mine development plans at existing and new projects. Management estimates total gold production for the fiscal year ending December 31, 2006 is expected to total approximately 43,0001 ounces at an average cash operating cost of approximately $365/oz1.
A review of operating achievements during Q3 2006 for the Company’s major projects is as follows:
Turmalina Region
During Q3 2006, Jaguar made significant advancements toward the commissioning phase of operations at the Company’s Turmalina complex. Test mining operations at Turmalina commenced during the third quarter and approximately 100,000 tonnes were stockpiled for further processing at a new mill and processing plant, which is in the final stages of commissioning. The first gold pour is expected by late November 20061. Management expects mining and processing systems to reach design capacities of (a) ore processing 1,200 t/day and (b) gold output of 60,000 oz/yr during Q1 20071.
Jaguar continues to explore aggressively the mineralized zones in its Turmalina Region, with the objective of expanding its current 587,000 oz reserve base. The Company is targeting a significant increase of reserves and production rate over the next two years1.
Exploration work confirms that the geology at Turmalina is consistent with major gold mines elsewhere in the Iron Quadrangle. Turmalina’s Main and Northeast ore bodies are open at depth. Jaguar has also discovered a parallel structure known as Satinoco, which is about 1 km long and is located 250 m from the Main ore body.
During Q3 2006, Jaguar completed Phase I of the exploration program at Satinoco, which included 7,857 m of drilling from 62 holes. Some of the deeper holes cut the mineralization 220 m below the surface, indicating continuity at depth and consistency with the mineralization of the parallel Turmalina Mine, which has known reserves to 500 m. The table below shows the main Phase I drill results at Satinoco.

	Grade	Thick.	Intervals
Hole	(g/t)	(m)	From(m)	To(m)
FSN-11	5.70	3.80	208.45	212.25
FSN-14	9.40	1.05	75.60	76.65
FSN-16	8.74	2.15	59.35	61.50
FSN-18	2.40	3.30	167.70	171.00
FSN-20	2.67	2.55	146.80	149.35
FSN-23	3.01	3.40	83.40	86.80
FSN-24	2.41	4.85	136.85	141.70
FSN-27	3.65	3.00	92.90	95.90
FSN-28	4.31	3.25	85.20	88.45
FSN-44	4.47	3.00	160.90	163.90
FSN-47	3.31	8.00	21.25	29.25
FSN-53	12.37	6.35	40.40	46.75
FSN-54	11.25	5.70	17.40	23.10
	35.70	0.85	27.05	27.90
FSN-56	6.32	5.05	41.60	46.65
FSN-59	4.64	2.05	36.80	38.85
FSN-62	5.80	4.10	22.10	26.20
The Phase I drill results were audited by Ivan C. Machado, M.Sc., P.E., P.Eng., Principal of Salt Lake City based TechnoMine Services LLC. Mr. Machado serves as Jaguar’s Qualified Person in accordance with NI 43-101. SGS Laboratories of Belo Horizonte, Minas Gerais provided independent sample preparation and assay services, using standard industry practices.

[1]	The ability of the Company to produce 43,000 ounces at an average cash operating cost of approximately $365/oz, to have the first gold pour at Turmalina by late November 2006, to reach design capacities of (a) ore processing 1,200 t/day and (b) gold output of 60,000 oz/yr during Q1 2007 at Turmalina and to have a significant increase of reserves and production rate over the next two years at Turmalina is subject to the various risks and uncertainties that can be found in the “Forward-Looking Statements” below.

3

Phase II of the Satinoco exploration program is underway. Jaguar plans to carry out 12,000 m of additional surface drilling, 1,250 m of drifts and 1,500 m of underground drilling2. The Phase II field work is expected to allow for the completion of the Satinoco Zone feasibility study (including underground development) at an estimated cost of US$ 3.0 million2. The feasibility is expected to add reserves to a depth of 500 m2, expanding Turmalina’s current 587,000 oz reserve base and its 60,000 oz per year gold production rate2.
Sabará Region
Sabará is Jaguar’s primary producing region, where the Company has the capacity to process 3,000 tonnes per day (“tpd”) of ore. Mining operations at Sabará generate positive cash flow. Each of Jaguar’s wholly-owned Caeté and Sabará oxide processing plants can operate at 1,500 tpd of ore.
Sabará Project - During Q3 2006, operations at Sabará remained on plan and management expects this operation to remain profitable during 20072.
Caeté Project - A scoping study nearing completion supports an initiative to convert and expand the existing Caeté Plant that will process ore from future mining extensions in development at Roça Grande, Santa Bárbara and other nearby projects. This strategy should expedite and expand production at substantially lower capital costs2 by optimizing the Company’s existing infrastructure and eliminating the requirement to construct a new plant in the Santa Bárbara region. Converting this facility to handle sulfide ores from these adjacent properties will allow the Company to obtain permits in a timelier manner to increase daily throughput at the current facility. The Company is finalizing a scoping study on this high priority project and the results will be included in the next update of operations.
During Q3 2006, Jaguar began working on the Roça Grande exploration program. To date, 3,451 m of drilling from 22 holes has been completed. Jaguar plans to execute 10,000 m of drilling by December 20062.
The Caeté feasibility study is expected to be completed during the first half of 20072.
Paciência Region
During Q3 2006, Jaguar continued to work on the Paciência feasibility study with additional drilling and drift and ramp development. Mining tests were also performed during the quarter to define the appropriate mining method and the geo-mechanical parameters of the mine. Completion of the Paciência feasibility study is expected to be finalized during Q4 20062 and will provide the basis for a production decision in early 20072. Jaguar contemplates mining underground non-refractory sulfide ore at Paciência, which will be processed in a 1,500 tonnes per day CIP sulfide processing plant to be built on site. Scoping study analysis indicates a production rate of 70,0002 oz per year initially beginning in Q1 20082.
Subsequent to September 30, 2006, the Company reported strong drill results from Phases I and II of the feasibility program. Phase I drill results are comprised of 68 holes with 13,609 m of drilling. The drill holes lie along a strike length of approximately 300 m of sulfide mineralization that is open on strike and at depth. Phase II of the Paciência exploration program is underway. To date, 42 holes have been drilled for a total of 10,037 m. Jaguar expects to conclude Phase II shortly. The tables below show the most significant results from Phases I and II.

[2]	The ability of the Company to carry out 12,000 m of additional surface drilling, 1,250 m of drifts and 1,500 m of underground drilling at Turmalina, to complete the Satinoco feasibility study at an estimated cost of US$3.0 million, to add reserves to a depth of 500 m, expanding Turmalina’s current 587,000 oz reserve base and its 60,000 oz per year gold production rate, to be profitable at Sabará in 2007, to expedite and expand production at substantially lower capital costs by developing the Caetê Project, to execute 10,000 m of drilling by December 2006, to complete the Caetê feasibility study during the first half of 2007, to complete the Paciência feasibility study during Q4 2006 and make a production decision in early 2007, and to install a 1,500 tonnes per day CIP sulfide processing plant at Paciência with a proposed initial production rate of 70,000 per year initially beginning in Q1 2008 is subject to the various risks and uncertainties that can be found in the “Forward-Looking Statements” below.

4

Phase I

	Interval
Hole	From (m)	To (m)	Grade (g/t)	Thickness (m)
FR-12	2.95	10.15	18.55	7.20
F2-01	50.45	69.95	5.33	19.50
F2-04	77.85	94.50	4.45	16.65
F2-05	92.30	102.55	4.79	10.25
F2-11	42.55	64.55	4.52	22.00
	81.70	85.30	8.06	3.60
F2-13	16.45	25.20	18.70	8.75
	1.40	6.25	3.21	4.85
F2-17	41.95	51.15	3.43	9.20
	55.55	62.90	3.56	7.35
F2-23	58.90	60.30	17.25	1.40
F6-04	46.25	57.25	5.26	11.00
F5-07	28.30	35.55	3.58	7.25
	82.60	85.80	16.59	3.20
F5-13	61.10	62.10	14.50	1.00
F5-14	46.70	55.90	4.24	9.20
	88.55	93.15	12.20	4.60
Note: not all holes represent true width
Phase II

	Interval
Hole	From (m)	To (m)	Grade (g/t)	Thickness (m)
PSS-068	242.30	246.10	2.80	3.80
PSS-070	237.85	243.00	3.02	5.15
PSS-071	136.35	145.60	4.56	9.25
	166.25	168.35	9.35	2.10
PSS-072	135.25	139.15	12.28	3.90
PSS-073	119.75	124.70	1.98	4.95
PSS-075	122.00	134.75	2.63	12.75
	1.90	6.60	6.92	4.70
PSS-076	79.80	80.80	23.58	1.00
	188.65	190.55	5.40	1.90
PSS-077	99.15	126.00	5.29	26.85
PSS-079	16.10	20.90	8.15	4.80
	63.20	65.10	28.63	1.90
PSS-084	97.70	105.55	5.50	7.85
PSS-086	196.80	198.75	13.61	1.95
PSS-089	167.10	169.00	15.71	1.90
PSS-092	102.90	105.85	12.48	2.95
Note: not all holes represent true width
The exploration results were audited by Ivan C. Machado, M.Sc., P.E., P.Eng., Principal of Salt Lake City based TechnoMine Services LLC. Mr. Machado serves as Jaguar’s Qualified Person in accordance with NI 43-101. The drill core recovery was over 90%. A top cut of 30 g/t was applied to the raw data. SGS Laboratories of Belo Horizonte, Minas Gerais has provided independent sample preparation and assay services, using standard industry practices.
Jaguar has recently added 297 m of drifts and 187 m of ramp development driving to Level 2. The company now has over 2 km of underground work in place.
Jaguar also has option rights to the IAMGOLD Property, which represents approximately 2,307 acres near the Paciência Region. Jaguar plans to conduct exploration at the IAMGOLD Property during 20073. This property represents an opportunity for Jaguar to eventually expand Paciência’s mineral resources and production profile3.
Santa Bárbara Region
The Pilar Project is the focus of activity in the Santa Bárbara Region. Jaguar contemplates mining underground non-refractory sulfide ore at Pilar, which is expected to be processed in the expanded Caeté Plant located in the Sabará Region, 30 km away. Jaguar had initially contemplated building a sulfide plant on site, but the acquisition of the Roça Grande property created an opportunity to develop a project with greater plant capacity to receive ore from several mineral properties.
During Q3 2006, Jaguar produced small amounts of oxide ore at Pilar, which was hauled 30 km to the Caeté Plant in the Sabará Region for processing. Oxide production has been combined with exploration, resulting in the discovery of new mineralized zones. The surface work provided data to Jaguar, allowing the Company to project the mineralization at depth.
Jaguar continued driving the 5 m by 5 m ramp towards the sulfide zones at Pilar and reached the mineralized zone during Q3 2006.

[3]	The ability of the Company to conduct exploration at the IAMGOLD property during 2007 and to expand Paciência’s mineral resources and production profile as a result of this exploration is subject to the various risks and uncertainties that can be found in the “Forward-Looking Statements” below.

5

FINANCIAL CONDITION, CASH FLOW, LIQUIDITY AND CAPITAL RESOURCES
Cash Flow Highlights
(in thousands of $)

	Q3 2006	YTD 2006	Q3 2005	YTD 2005
Operating activities	$(1,365)	$(4,450)	$(795)	$(6,545)
Financing activities	$6,104	$55,934	$911	$2,770
Investing activities	$(15,112)	$(32,591)	$(4,946)	$(11,755)
Increase (decrease) in cash for the period	$(10,373)	$18,893	$(4,830)	$(15,530)
Beginning cash balance	$38,799	$9,533	$18,792	$29,492
Ending cash balance	$28,426	$28,426	$13,962	$13,962
•	Operating activities consumed $1.4 million of cash for the period ended September 30, 2006, primarily due to an increase in working capital.
•	Financing activities provided $6.1 million of cash in Q3 2006. In Q3 2006, Jaguar drew down the remaining $6.4 million available of the $14 million Turmalina debt facility.
•	Investing activities consumed $15.1 million of cash during Q3 2006. The funds were used for mineral exploration projects and mining properties, and purchase of plant and equipment.
Capital Spending Program
Project Capital Spending in $ Millions

Region	2004 and 2005	YTD 2006	Remainder of 2006	2007
Sabará	10.5	6.7	2.3	2.2
Turmalina	5.4	16.6	8.0	5.0
Santa Bárbara	3.1	5.7	1.0	8.7
Paciência	3.1	4.1	2.9	18.1

Total project capital spending	22.1	33.1	14.2	34.0

Jaguar intends to use cash flow generated by its increasing gold production to help finance the construction of the additional projects4 in the above regions. These projects may also be funded by project debt, equipment financing and existing cash4.
Total Capital Spending During the Period in $ Millions

	Q3 2006	YTD 2006
Project capital spending — excluding exploration[1]	13.2	25.5
Project capital spending — exploration[1]	2.5	7.6
Operating office	0.0	0.3
Total capital spending	15.7	33.4

Amount paid in cash	15.1	32.4
Amount financed	.6	1.0

Total capital spending	15.7	33.4

[1]	In prior periods a portion of exploration was included in the total project capital spending and a portion of exploration was shown separately. Commencing in Q3 2006, all exploration has been included in total project capital spending. Exploration associated with project development has been disclosed separately in the table above.
Jaguar anticipates project spending of $103 million4 (R$2.2/US$1) from 2004-2007, including the $55.2 million already spent from 2004 to Q3 2006.

[4]	The ability of the Company to use cash flow generated by its increasing gold production to help finance the construction of additional projects and to fund these projects by project debt, equipment financing and existing cash and to spend $103 million on project development from 2004-2007 is subject to the various risks and uncertainties that can be found in the “Forward-Looking Statements” below.

6

Contractual Obligations
Jaguar’s contractual obligations at September 30, 2006 are summarized as follows:

	Payments due in $ 000’s
Contractual Obligations	2006	2007	2008	2009+	Total
Property Acquisitions
Turmalina	—	376	—	—	376
Purchase Commitments	1,155	—	—	—	1,155
Financing	156	4,899	6,132	4,395	15,582
Management Agreements [1]
Operations	186	—	—	—	186
Suppliers Agreements
Mine Operations [2]	1,524	—	—	—	1,524
Drilling [3]	306	—	—	—	306
Asset Retirement Obligations	354	—	—	411	765

Total	3,681	5.275	6,132	4,806	19,894

[1]	The management agreements are renegotiated on an annual basis.

[2]	Jaguar has the right to cancel the mine operations contract with 90 days advance notice. The amount included in the contractual obligations table represents the amount due within 90 days.

[3]	Jaguar has the right to cancel the drilling contract with 30 days advance notice. The amount included in the contractual obligations table represents the amount due within 30 days.
Financial Instruments – Hedging
Forward Sales Contracts – Derivative Financial Instruments
Mineração Turmalina Ltda. (“MTL”), a wholly-owned subsidiary of the Company, obtained a $14 million credit facility that required a strategy be put in place to limit the risk against falling gold prices. In Q4 2005, the Company entered into a forward sales contract agreement with the lender to implement a risk management strategy to manage commodity price exposure on gold sales. A portion of the projected gold produced by the Sabará and Turmalina mining operations was hedged with a forward sales contract for each quarter from Q1 2007 to Q2 2009 for a total of 77,002 oz.
The terms of the forward sales contract are as follows:
•	All forward sales contracts are priced at $527.10 per ounce (flat forward program).
•	Each contract will be settled in cash at the end of each quarter against the London PM fix (“PM fix”). There is no requirement for delivery of gold.
•	At each settlement date, if the PM fix is lower than $527.10 per ounce, then the lender will make a payment to Jaguar equal to the difference between the PM fix and the $527.10 per ounce, multiplied by the gold volume for that period according to the future sales contract. Similarly, if the PM fix is higher than $527.10 per ounce, then Jaguar will make a payment to the lender equal to the difference between the PM fix and $527.10 per ounce, multiplied by the gold volume for that period.
The forward sales contracts are considered derivative financial instruments and are used for risk management purposes and not for generating trading profits.
The Company is exposed to credit-related losses in the event of non-performance by the major international financial institution handling the derivative financial instruments, but does not expect this highly rated counterparty to fail to meet its obligations.
This derivative financial instrument is not accounted for as a hedge. The unrealized gains and losses are recognized in the operating income of the Company and are a result of the difference between the flat forward contract sales price of the gold and the average forward sales price of gold for the period, adjusted for the time value of money, as at the balance sheet date.
As at September 30, 2006 long term liabilities include $5.9 million (December 31, 2005 — $3.4 million) of unrealized losses related to the forward sales contracts. As at September 30, 2006 current liabilities include $1.8 million (December 31, 2005- $nil) of unrealized losses related to the forward sales contracts. Included in the statement of operations for the nine month period ended September 30, 2006, is an unrealized loss on forward sales derivatives of $4.4 million (September 30, 2005 — $nil)

7

Forward Foreign Exchange Contracts – Derivative Financial Instruments
The Company manages its exposure to changes in foreign exchange rates through the use of forward foreign exchange contracts to hedge certain future transactions denominated in foreign currencies. The Company hedges anticipated but not yet committed foreign currency transactions when they are probable and the significant characteristics and expected terms are identified. The Turmalina Loan Facility also requires the Company to put in place a strategy to manage the risk of a decline in the value of the Brazilian real.
As at September 30, 2006, the Company has forward foreign exchange contracts to purchase R$17.8 million (Brazilian reais) for $7 million with various settlement dates between November 30, 2006 and March 31, 2008 at a weighted average rate of 2.5488. The terms of the contract require a percentage of the funds to be held on deposit as collateral to cover the contracts. As at September 30, 2006, $3 million of cash was restricted for this purpose.
The forward exchange contracts are considered derivative financial instruments and are used for risk management purposes and not for generating trading profits.
The Company is exposed to credit-related losses in the event of non-performance by the major international financial institution handling the derivative financial instruments, but does not expect this highly rated counterparty to fail to meet its obligations.
This derivative financial instrument is not accounted for as a hedge. The unrealized gains and losses will be recognized in the operating income of the Company and are a result of the difference between the spot price of the Brazilian real and the forward currency contract price as at the balance sheet date.
On September 30, 2006 long term assets included $781,000 (December 31, 2005 – $nil) of unrealized foreign exchange gains. Included in the statement of operations for the nine month period ended September 30, 2006, is an unrealized gain on forward foreign exchange derivatives of $781,000 (September 30, 2005 – $nil) and a realized gain on forward foreign exchange derivatives of $406,000 (September 30, 2005 — $nil).
RELATED PARTY TRANSACTIONS
The Company incurred fees of $552,000 for the nine months ended September 30, 2006 (nine month period ended September 30, 2005 — $714,000) from IMS Empreendimentos Ltda. (“IMS”), a corporate shareholder, who provides operating services to the Company’s Brazilian subsidiary. The fees are included in management fees in the statement of operations. $54,000 is included in accounts payable and accrued liabilities owing to IMS (December 31, 2005 — $80,000).
The Company incurred management fees for the period ended March 31, 2005 of $60,000 from Brazilian Resources, Inc. (“BZI”) who provides administrative services. The management fees are included in the statement of operations. On March 31, 2005, the agreement with BZI, to provide management and administrative services for a fee of $20,000 per month, ceased.
For the three months ended March 31, 2006, the Company incurred legal expenses of $270,000 (three months ended March 31, 2005 — $39,000) from a legal firm of which the Secretary of the Company was a Senior Partner. The Secretary of the Company ceased to be a partner of this firm March 31, 2006. As at March 31, 2006, $140,000 ($140,000 as at December 31, 2005) was included in prepaid and sundry assets and $141,000 ($nil as at December 31, 2005) was included in share issuance costs on the balance sheet. At March 31, 2006, accounts payable and accrued liabilities include $496,000 (December 31, 2005 — $226,000) due to this legal firm. This amount has subsequently been repaid.
The Company incurred occupancy fees of $90,000 for the nine month period ended September 30, 2006 (for the nine month period ended September 30, 2005 — $80,000) to BZI for use of administrative offices. The Company also incurred consulting fees and administrative service charges of $249,000 from BZI for the nine month period ended September 30, 2006 ($10,000 for the nine month period ended September 30, 2005). The occupancy costs, consulting fees and administrative service fees are included in the statement of operations. As at September 30, 2006, accounts payable and accrued liabilities includes $66,000 (December 31, 2005 — $61,000) due to BZI.
On October 2, 2003, the Company loaned BZI $800,000. In return for the loan, the Company received a first option to purchase BZI’s interest in a certain mining project. BZI used the proceeds of the loan to purchase 500,000 common shares of the Company from a third party. The loan bears interest at 5% per annum compounded annually, and was due June 30, 2006 and is secured by 500,000 of the Company’s common shares. (Market value – September 30, 2006 - $2.1 million (December 31, 2005 — $1.7 million)). Under Canadian Institute of Chartered Accountants (“CICA”) Emerging Issues Committee 132 – Share Purchase Financing, the loan is classified as a reduction to shareholders’ equity. Included in the statement of deficit is interest income of $28,000 (September 30, 2005 — $30,000) relating to this loan. On August 2, 2006 a payment of $200,000 was made on this loan, which increased shareholders’ equity. On August 11, 2006 the loan was extended to December 31, 2006.

8

With increased activities in the mineral sector, used equipment has become increasingly difficult to acquire in Brazil. The Company has pursued several opportunities to provide for its mid and long-term equipment needs, including entering a loan agreement with Prometálica, a base metal company. Prometálica’s controlling shareholders are BZI and IMS, the founding shareholders of Jaguar. Loans from Mineração Serras do Oeste Ltda. (“MSOL”), a subsidiary of the Company, to Prometálica allowed Prometálica to purchase processing equipment and properties it had under contract. The agreement secures the MSOL loan by all Prometálica assets, including mineral rights and equipment. The agreement also grants to MSOL the right to purchase certain equipment from Prometálica at appraised value. The due date of this loan was December 31, 2005.
During Q3 and Q4 2005, Prometálica repaid substantially all of the principal amount of the loan. On March 20, 2006, the Company entered into an agreement with Prometálica whereby it agreed to exchange the amount receivable from Prometálica for a 1.5% Net Smelter Royalty (“NSR”) on its Monte Cristo project for a term of 4.5 years, which was the expected life of the project. This agreement was executed on May 10, 2006. As part of the agreement, the Company agreed to place a moratorium on interest accruing on the loan during Q4 2005. Commencing on January 1, 2006, the interest rate on the loan was adjusted to the monthly CDI rate in Brazil. Also as part of the agreement, the Company accepted a transfer of certain mining equipment from Prometálica as partial payment on the loan. The mining equipment was transferred in Q3 2006. It was appraised by an independent engineering firm at the time of the agreement and was valued at $327,000. Prometálica has the right to buy out the NSR on or before December 31, 2006 for the amount of R$3,500,000 (approximately $1.6 million as at September 30, 2006). The NSR was recorded on the Company’s books at the amount of the receivable, plus accrued interest through March 20, 2006. Included in the Company’s long term assets on September 30, 2006 are loans receivable of $ nil (December 31, 2005 – $1.6 million), and a Net Smelter Royalty of $1.5 million (December 31, 2005 – $nil).
NORMAL COURSE ISSUER BID
In August 2006, Jaguar received approval from the TSX for its proposed normal course issuer bid to purchase up to the lesser of 2,291,655 common shares, being 5% of the issued and outstanding common shares of Jaguar, or the number of common shares equal to a maximum aggregate purchase price of US$1,000,000. The normal course issuer bid commenced on August 25, 2006 and will terminate on August 24, 2007. This was the first normal course issuer bid undertaken by Jaguar, and Jaguar has not previously purchased securities of its own issue.
Jaguar decided to engage in a normal course issuer bid because it believes that, from time to time, the market price of its common shares may not reflect fully the underlying value of its business and its future business prospects. In such circumstances, Jaguar believes that the outstanding common shares represent an attractive investment, since a portion of Jaguar’s excess cash can be invested for an attractive risk adjusted return on capital through its bid.
As at September 30, 2006, Jaguar had not purchased any of its common shares as a result of the normal course issuer bid. Subsequent to September 30, 2006 Jaguar purchased 1,000 common shares under its normal course issuer bid at an average price of Cdn.$4.65. These shares, and any shares purchased under the normal course issuer bid in the future, will be scheduled for cancellation.

9

NON-GAAP PERFORMANCE MEASURES
The Company has included the non-GAAP performance measures listed below in this document. These non-GAAP performance measures do not have any standardized meaning prescribed by GAAP and, therefore, may not be comparable to similar measures presented by other companies. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared with GAAP. Management uses these statistics to monitor the performance of the Company’s producing mines compared to plan and assess the overall effectiveness and efficiency of the mining operations. The definitions for these performance measures and reconciliation of the non-GAAP measures to reported GAAP measures for Q3 2006 are as follows:

	Cost per tonne processed		Cost per oz processed
	Q3 2006	YTD 2006	Q3 2006	YTD 2006
Production cost per statement of operations	$4,527,000	$9,407,000	$4,527,000	$9,407,000
Inventory adjustment [1]	$484,000	$3,246,000	$(35,000)	$1,136,000
Production cost of gold produced / tonnes processed [2]	$5,011,000	$12,653,000	$4,492,000	$10,543,000
divided by
Gold produced (oz)	n/a	n/a	12,044	28,573
Equals
Cost per oz produced	n/a	n/a	$373	$369
divided by
Tonnes processed	191,944	487,213	n/a	n/a
Equals
Cost per tonne processed	$26.11	$25.97	n/a	n/a

[1]	Under the Company’s revenue recognition policy, revenue is recognized when legal title passes. Since total cash operating costs are calculated on a production basis, this adjustment reflects the portion of gold production for which revenue has not been recognized in the period.

[2]	The basis for calculating cost per oz produced includes the change to gold in process inventory, whereas the cost per tonne processed does not.

10

OUTSTANDING SHARE DATA
Common shares and convertible securities outstanding at November 10, 2006 are:

				Common
	Expiry	Exercise	Securities	Shares on
Security	Date	Price	Outstanding	Exercise
Common Shares			45,849,387	45,849,387

Warrants	12-Dec-07	Cdn.$3.90	300,000	300,000
Warrants	31-Dec-07	Cdn.$4.50	5,167,599	5,167,599
Warrants	09-Sep-09	Cdn.$4.50	1,093,835	1,093,835

Agents’ options 1.	31-Dec-06	Cdn.$3.90	461,302	461,302
Warrants on above options	31-Dec-07	Cdn.$4.50	—	230,651
Agents options	27-Mar-08	Cdn.$5.25	343,050	343,050

Options	04-Sep-08	$1.00	295,000	295,000
Options	30-Sep-08	$2.00	4,000	4,000
Options	05-Nov-08	Cdn.$3.75	265,000	265,000
Options	17-Nov-08	Cdn.$3.60	25,000	25,000
Options	19-May-09	Cdn.$4.05	685,000	685,000
Options	15-Jun-09	Cdn.$4.25	162,000	162,000
Options	21-Oct-09	Cdn.$4.00	407,500	407,500
Options	17-Feb-10	Cdn.$3.47	757,500	757,500
Options	10-Mar-10	Cdn.$3.65	247,000	247,000
Options	8-Dec-10	Cdn.$3.29	40,000	40,000
Options	10-May-11	Cdn.$5.47	1,110,000	1,110,000
Options	30-Jun-11	Cdn.$4.41	455,000	455,000

Fully diluted common shares				57,898,824

1	The agents’ options are exercisable into one common share and one half-share purchase warrant. Each full purchase warrant is exercisable into one common share at the price indicated.

November 10, 2006

/s/ Daniel R. Titcomb Daniel R. Titcomb	/s/ James M. Roller James M. Roller
President and CEO	Chief Financial Officer

11

Forward-Looking Statements
This Management’s Discussion and Analysis contains Forward-Looking Statements concerning Jaguar’s 2006 objectives, the measured and indicated resources, their average grade, the commencement period of production, cash operating costs, completion dates of feasibility studies, gold production and sales targets, capital expenditure costs, future profitability and growth in reserves. Forward-Looking Statements can be identified by the use of words such as “are expected”, “is forecast”, “approximately” or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-Looking Statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results or performance to be materially different from any future results or performance expressed or implied by the Forward-Looking Statements.
These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating gold prices and monetary exchange rates, the possibility of project cost delays and overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future, uncertainties related to production rates, timing of production and the cash and total costs of production, changes in applicable laws including laws related to mining development, environmental protection, and the protection of the health and safety of mine workers, the availability of labor and equipment, the possibility of labor strikes and work stoppages and changes in general economic conditions. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-Looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.
These Forward-Looking Statements represent our views as of the date of discussion. The Company anticipates that subsequent events and developments may cause the Company’s views to change. The Company does not undertake to update any Forward-Looking Statements, either written or oral, that may be made from time to time by or on behalf of the Company subsequent to the date of this discussion. For a discussion of important factors affecting the Company, including fluctuations in the price of gold and exchange rates, uncertainty in the calculation of mineral resources, competition, uncertainty concerning geological conditions and governmental regulations and assumptions underlying the Company’s Forward-Looking Statements, see the “CAUTIONARY NOTE” regarding Forward-Looking Statements and “RISK FACTORS” in the Company’s Annual Information Form for the year ended December 31, 2005 filed on System for Electronic Document Analysis and Retrieval (“SEDAR”) and available at www.sedar.com. Further information about the Company is available on SEDAR and on its corporate website www.jaguarmining.com.

12

CORPORATE DIRECTORY

Jaguar Mining Inc. is a Canadian company
incorporated under the laws of Ontario.
DIRECTORS
Andrew C. Burns1
Gil Clausen3, 4
William E. Dow3
Juvenil T. Felix
Gary E. German1,2,4
Chairman
Anthony F. Griffiths1, 2, 3
Daniel R. Titcomb
  1   Audit Committee
  2   Compensation Committee
  3   Corporate Governance Committee
  4   Health, Safety and Environmental Committee
OFFICERS
Daniel R. Titcomb
President & CEO
Juvenil T. Felix
Chief Operating Officer
James M. Roller
Chief Financial Officer & Treasurer
Lúcio Cardoso
VP Operations
Adriano Nascimento
VP Exploration & Engineering
Robert J. Lloyd
Secretary
ADMINISTRATIVE OFFICE
48 Pleasant Street
Concord, NH 03301 — USA
Phone: (603) 224-4800
Fax: (603) 228-8045
E-mail: ir@jaguarmining.com
Website: www.jaguarmining.com
REGISTERED OFFICE
40 King Street West, Suite 5800
Toronto, Ontario
Canada M5H 3S1
OPERATING OFFICE
Rua Fernandes Tourinho 487, 7th Floor
CEP 30.112-000 - Belo Horizonte – MG
Brazil
AUDITORS
KPMG LLP
Toronto, Ontario
Belo Horizonte, Brazil
LEGAL COUNSEL
Miller Thomson LLP
Toronto, Ontario
Hinckley, Allen & Snyder LLP
Concord, New Hampshire
BANKS
Bank of America
Boston, Massachusetts
Royal Bank of Canada
Toronto, Ontario
STOCK TRANSFER AGENT
Computershare Investor Services Inc.
100 University Avenue, 9th floor
Toronto, ON M5J 2Y1
Phone: 1-800-564-6253
Fax: 1-866-249-7775
Email: service@computershare.com
EXCHANGE LISTING
Toronto Stock Exchange:
Common Stock: “JAG”
Warrants: “JAG.WT”

13

Document No. 13
JAGUAR MINING INC.
Management’s Discussion and Analysis
of Financial Condition and Results of Operations
in respect of the six months ended June 30, 2006 and 2005

All amounts are expressed in US$ unless otherwise indicated.
INTRODUCTION
The following interim report accompanies, and should be read in conjunction with, the unaudited financial statements of Jaguar Mining Inc. (“Jaguar” or the “Company”) for the six months ended June 30, 2006 with comparative figures for the six months ended June 30, 2005.
The reader should also refer to the annual audited financial statements for the two years ended December 31, 2005 and 2004. The average rates of exchange for the Cdn. $  per US$1.00 were 1.12 for Q2 2006, 1.15 for Q1 2006, and 1.21 annually for 2005. The average rates of exchange for the Brazilian real (R$) per US$1.00 were 2.18 for Q2 2006, 2.19 for Q1 2006, and 2.43 annually for 2005.
The Company’s ability to meet its targets and to execute on its strategy is subject to the various risks and the assumptions that can be found in the “Forward-Looking Statements” on page 15.
OBJECTIVES AND STRATEGY
Jaguar is a North American gold production and exploration company with clear objectives and a tightly focused strategy. The common shares and warrants of Jaguar are listed under the symbols JAG and JAG.WT, respectively, on the Toronto Stock Exchange (“TSX”), which is Canada’s primary stock exchange.
Jaguar’s objectives are to:
1.	Build a mid-sized gold producing company[1] based in the well-serviced mining city of Belo Horizonte in the Iron Quadrangle greenstone belt of Minas Gerais, Brazil;

2.	Sustain more than 200,000 oz per year of low cost gold production by 2008[1];

3.	Achieve a minimum ten year production life[1];

4.	Double gold resources from existing assets by 2008[1]; and

5.	Reward its shareholders with a superior return on equity[1].
Jaguar is using the following strategy to achieve its objectives:
1.	Exploit the Gold Potential of the Iron Quadrangle

Jaguar is focused on gold resource acquisition, exploration, and project development in the Iron Quadrangle. Jaguar’s management has excellent experience in the Iron Quadrangle, which has a history of large-scale gold production and is known for the continuity of its gold mineralization. Jaguar is actively developing projects in four regions in the Iron Quadrangle: Sabará, Turmalina, Santa Bárbara and Paciência.

2.	Acquire Resources and Convert them to Reserves

Jaguar’s strategy is to acquire measured, indicated and inferred resources from companies that are restructuring their holdings in the Iron Quadrangle and with further drilling convert the resources to reserves[1]. Jaguar also has good potential for finding large gold exploration targets[1] and has 72,000 acres of prime exploration properties in the Iron Quadrangle.

Jaguar has measured and indicated resources of 16,532,000 tonnes with an average grade of 5.04 g/t containing 2,680,300 oz of gold and inferred resources of 5,447,000 tonnes with an average grade of 5.10 g/t containing 893,200 oz of gold. Jaguar’s proven and probable mineral reserves, which are included in the total resources, are 4,962,000 tonnes with an average grade of 4.85 g/t containing 771,000 oz of gold.

3.	Use Early Cash Flow to Build Additional Projects

Jaguar intends to use cash flow generated by its increasing gold production to help finance the construction of the additional mines in the Santa Bárbara and Paciência regions[1]. These projects will also be funded by project debt and existing cash[1].

[1]	The ability of the Company to become a mid-sized gold producer, to sustain more than 200,000 oz per year of low cost production by 2008, to achieve a minimum ten year production life, to double gold resources from existing assets by 2008, to reward its shareholders with a superior return on equity, to acquire resources and convert them to reserves with further drilling, to find large gold exploration targets, and to have enough cash to fund the construction of the additional mines in the Turmalina, Santa Bárbara and Paciência regions is subject to various risks and uncertainties. See “Forward-Looking Statements” on page 15.

1

OUTLOOK
2006 Production
Jaguar has made significant progress in Q2 on its mine development plan, positioning the Company well for achievement of Q3/Q4 2006 development goals. Management’s program for both development and production in the second half of 2006 has been amended; first, to increase the emphasis on the sulphide projects to build long-term value and, second, to start an earlier phase out of some of the oxide start up projects, previously planned for later dates.
It is of key importance to note that in light of the operational and exploration results further amplified below, the Company’s 2006 program adjustments optimize Q3/Q4 operations by both (i) advancing more quickly the feasibility work on its larger projects that are of utmost importance to the Company’s overall growth plans and (ii) focusing on ore production with lower costs and lower waste to ore ratio. While these adjustments are a benefit to the Company, somewhat lower total production for 2006 will result, but not for 2007 and later years. The decision to adjust the Company program for the balance of 2006 was also made in light of the much higher than budgeted gold prices. These adjustments do not materially change cash flow and the year end capital position2 of Jaguar.
The priorities of the optimization program for Q3/Q4 2006 are as follows.
1. TurmalinaProject – Completion of project development and construction is and will continue to be the first priority through startup in Q4 20062. The project is both on schedule and budget.
2. Pilar and Santa Isabel Projects — Completion of the Santa Bárbara/Pilar and Paciência/Santa Isabel feasibility studies with production decisions in Q3 20062 and Q4 20062, respectively, remains expected. Santa Isabel is considered the project with the largest potential. The company has and will continue to focus its exploration on the Santa Isabel Mine. Recent underground exploration results dictates test mining 100,000 tonnes. Therefore, Jaguar is dedicating its available capacity at the Queiroz Plant of AngloGold Ashanti to process a portion of this ore. The test mining will allow the Company to determine the mining method and complete the feasibility study with a production decision targeted for Q4 20062. Jaguar will be processing the Santa Isabel ore2 under the amended processing contract with AngloGold Ashanti (see contract details under the Sabará Region section on page 5), which benefits the likely development of this mine, but will reduce Q4 2006 production.
3. Roça Grande Project — Jaguar has decided to move this project to feasibility and has started the necessary surface drilling work. The recent scoping study shows positive indications of combining this project’s sulphide ore with the nearby Catita Project, resulting in a larger single sulphide plant. Roça Grande has the potential of lowering costs by optimizing existing Jaguar infrastructure through the conversion of the Caeté Plant to processing both Roça Grande and Catita sulphide ore2. Greater daily tonnage, faster permitting and existing infrastructure make this project a priority.
4. Optimizing the Pilar oxide production- Management has adjusted the mining method for oxide ore being hauled to Caeté from Pilar. A more selective mine method has been implemented at Pilar which will significantly lower costs by mining, transporting and processing less tonnes with higher grade2. This operations change also reduces mine dilution risk by minimizing stripping requirements and eliminates a work shift at the Caeté Plant.
The optimization program will result in lower gold production in 2006 but at higher margins2. 2006 production is expected to be 43,0002 oz at a cash operating cost of $3102 per oz. Despite the revised 2006 production, Jaguar will realize approximately the same 2006 cash flow2 at today’s gold prices, as budgeted.
Balancing execution of the 2006 program and managing rapid growth has management’s full attention. In the current phase of the Company’s development, constant adjustments and optimization are required to maximize value and potential.

[2]	The ability of the Company to maintain 2006 cash flow and year end position as a result of program adjustments, to start up Turmalina in Q4 2006, to complete the Pilar and Santa Isabel feasibility studies with production decisions in Q3 2006 and Q4 2006 respectively, process Santa Isabel’s ore under the amended processing contract with AngloGold Ashanti, to lower costs by optimizing existing infrastructure through the conversion of the Caeté Plant to process both Roça Grande and Catita sulphide ore, to significantly lower costs at Pilar by mining, transporting and processing less tonnes with higher grade, to operate with higher margins as a result of lower gold production in 2006, to produce 43,000 oz of gold at a cash operating cost of $310 oz per oz in 2006 and realize the same cash flow at today’s gold prices is subject to various risks and uncertainties. See “Forward-Looking Statements” on page 15.

2

2007-2009 Production
Jaguar is on track in its mine developments to grow production (i) in 2007 to more than 100,0003 oz by the addition of a full year of operations at Turmalina, and (ii) in 2008 to more than 200,0003 oz by the addition of Pilar and Santa Isabel operations for parts of the year. In addition, if the Roça Grande feasibility justifies a production decision in 2007, production could approach or exceed 300,0003 oz in 2009.
Feasibility Studies
Jaguar has three feasibility studies underway: Pilar Project in the Santa Bárbara Region, Santa Isabel Project in the Paciência Region and Roça Grande Project in the Sabará Region. Jaguar has hired SRK Consulting (“SRK”) to independently review the feasibilities studies, which are being prepared by Jaguar under the coordination of TechnoMine Services LLC (“TechnoMine”).
•	Pilar Project Feasibility Study: expected to be completed during Q3 2006[3] and if positive, will add initially 50,000 oz per year of production capacity by the end of 2007[3]. Jaguar expected the Pilar feasibility to be completed in Q2 2006, but the need for additional drilling and delays in getting drill results from the independent laboratory caused the small delay.

•	Santa Isabel Project Feasibility Study: expected to be completed during Q4 2006[3] and if positive, will initially add 60,000 oz per year of production capacity by the end of 2007[3].

•	Roça Grande Project Feasibility Study: expected to be completed during the first half of 2007[3]. On a scoping study basis, Roça Grande will initially add 60,000 oz per year of production capacity by the end of 2009[3].
Each of the above projects are open at depth. Further exploration may increase their production levels3.
PROJECT DEVELOPMENT REVIEW
Turmalina Region — Turmalina Project
Jaguar made good progress during Q2 2006 at Turmalina. The company completed Phase III of the exploration program and revised the Turmalina feasibility study. Subsequently, Jaguar filed a NI 43-101 technical report on SEDAR. Scott Wilson Roscoe Postle Associates Inc. prepared the report. Construction of the Turmalina 1,000 tpd underground gold mine and processing plant began in January 2006, with operations scheduled to begin Q4 20063.
The technical report confirms Turmalina is a robust project. The following are the key points of the report, which includes Turmalina’s Principal and Northeast Zones only:

Mineral Reserves:	2,916,000 tonnes @ 6.3 g/t Au containing 587,000 oz
Mining Rate:	360,000 tonnes per year
Process Recovery:	90%
Annual Average Production:	60,000 oz per year
Mine Life:	8.6 years
Capital Cost:	US$31.5 million
Average Operating Cost:	US$33.23 per milled tonne
Total Cash Cost:	US$214 per oz
Total Production Cost:	US$275 per oz, including CAPEX
Pre-tax IRR:	47.5%
Gold Price:	US$450/oz
Exchange Rate:	US$1.00 = R$2.19 for CAPEX expenditures reverting to long-term rate of US$1.00 = R$2.50

[3]	The ability of the Company to produce more than 100,000 oz in 2007, to produce more than 200,000 oz in 2008, to produce approximately or more than 300,000 oz in 2009, to complete the Pilar feasibility study in Q3 2006 and initially add 50,000 oz per year of production capacity by the end of 2007, to complete the Santa Isabel feasibility study in Q4 2006 and initially add 60,000 oz per year of production capacity by the end of 2007, to complete the Roça Grande feasibility study during the first half of 2007 and initially add 60,000 oz per year of production capacity by the end of 2009, to increase these project production levels through further exploration, and to begin operations at Turmalina in Q4 2006 is subject to various risks and uncertainties. See “Forward-Looking Statements” on page 15.

3

The completion of the Phase III exploration program has enabled Jaguar to increase substantially Turmalina’s known proven and probable reserves to 587,000 oz from 370,000 oz of non-refractory gold. The updated reserve table is shown below.
TURMALINA MINERAL RESERVES – JULY 2006

	Principal Zone		NE Zone		Total
	Tonnes	Grade	Tonnes	Grade	Tonnes	Grade	Cont. Au
	(t)	(g/t)	(t)	(g/t)	(t)	(g/t)	(oz)
Proven	234,000	5.5			234,000	5.5	41,000
Probable	2,017,000	6.8	665,000	4.9	2,682,000	6.3	546,000
Total	2,252,000	6.7	665,000	4.9	2,916,000	6.3	587,000
Notes:
1.	Based on a gold price of $450 per ounce

2.	Cutoff grade = 1.0 g/t

3.	Dilution overall = 15%

4.	Extraction = 89%

5.	Reserves estimated according to CIM definitions and standards
Exploration work confirms that the geology at Turmalina is consistent with major gold mines elsewhere in the Iron Quadrangle. Both the Principal and Northeast ore bodies are open at depth. Jaguar has also discovered a parallel structure known as Satinoco, which is located 250 m from the Main Zone. This zone has been drill tested, confirmed to be mineralized and is projected to add further to the resource base4.
Jaguar has 644,000 oz of measured and indicated gold resources at Turmalina, which include the above reserves, and 211,000 oz of inferred gold resources. Jaguar plans to explore aggressively the mineralized zones at Turmalina. It expects the strong economics of the existing reserves and resources will reduce the required economic cut-off grade of newly discovered mineralization and significantly increase the potential for higher production4.

[4]	The ability of the Company to add further to the resource base through Satinoco, to reduce the required economic cut-off grade of newly discovered mineralization and significantly increase the potential for higher production at Turmalina is subject to various risks and uncertainties. See “Forward-Looking Statements” on page 15.

4

Sabará Region
Sabará is Jaguar’s producing region, where the Company has the capacity to process 3,400 tonnes per day (“tpd”) of ore. Mining operations at Sabará generate positive cash flow
Each of Jaguar’s wholly-owned Caeté and Sabará oxide processing plants can operate at 1,500 tpd of ore, and the AngloGold Ashanti Queiroz Plant, which has a processing contract with Jaguar, can toll-treat 400 tpd of non-refractory sulphide ore.
In July 2006, Jaguar and AngloGold Ashanti amended their original processing contract, which will allow Jaguar to accelerate its bulk sampling program at Paciência in Q3 20065, as follows: (i) from July to September 2006, Queiroz will process up to 12,000 tonnes per month (“tpm”) of Jaguar’s sulphide ore, (ii) no ore from Jaguar will be treated from October 2006 to May 2007, (iii) from May 2007 forward, Queiroz will treat up to 21,000 tonnes per month, resulting in the same total production as originally anticipated for 2007 and (iv) AngloGold Ashanti has the discretion to stop providing processing services after January 1, 2008, by which time the Company expects to have built its own conventional sulphide plant at the Pilar Project5 in the Santa Bárbara Region.
Jaguar is also developing the Catita and Roça Grande projects in the Sabará Region.
Jaguar continues to develop the underground Catita Project. Catita will produce sulphide ore5, which will be hauled to the Queiroz Plant of AngloGold Ashanti under the above tolling agreement. The underground ore is being accessed via a 4.5 meter by 4.5 meter ramp. The geology in the area is complex, showing staggered ore bodies with different plunges and dips. Jaguar will conduct an on-going underground drill program at Catita to help with the identification of the ore bodies. Phase 1 has been concluded, allowing Jaguar to expose the first mineralized zones and proceed with the development of the mine. Production had been previously anticipated to begin in Q4 2006. However, the Santa Isabel bulk sampling program has been prioritized to use the 2006 plant capacity. The deferred production at Catita in Q4 2006 will be partially replaced by the Santa Isabel Project’s production in the Paciência Region5. See the Paciência Region section on page 6 for further information.
In January 2006, the Company optioned the Roça Grande Project from Companhia Vale do Rio Doce (“CVRD”). Roça Grande hosts a significant gold resource close to Jaguar’s existing Caeté Plant, and represents 9,500 acres of high potential gold exploration terrain that is spread over 25 kilometers. CVRD’s gold exploration information for the Roça Grande Project was prepared prior to the adoption of NI 43-101, but TechnoMine reviewed CVRD’s information and advised Jaguar to proceed with a feasibility study. During Q2 2006, Jaguar began work on the Roça Grande feasibility study and defined the Project’s exploration program, which will begin in August and conclude in December of 2006. A total of four drills will be mobilized in August and an extra two will be mobilized in September for a total of six drill rigs on site to perform 12,000 meters of drilling by December 20065. The Roça Grande feasibility study is expected to be completed during the first half of 20075 and if positive, will increase production capacity by 60,000 oz per year initially by the end of 20094. The possibility of combining Roça Grande ore production with Catita’s ore is being studied.
Santa Bárbara Region
The Pilar Project is the focus of activity in the Santa Bárbara region. Jaguar contemplates mining underground non-refractory sulphide ore at Pilar, which will be processed in a conventional sulphide plant to be built on site. Scoping study analysis indicates a production rate of 50,0005 oz per year beginning in late 20075. Jaguar is currently producing small amounts of oxide ore at Pilar, which is hauled 30 km to the Caeté Plant in the Sabará Region for processing. Oxide production has been combined with exploration, resulting in the discovery of new mineralized zones. The surface work provided data to Jaguar, allowing the Company to project the mineralization at depth.

[5]	The ability of the Company to accelerate its bulk sampling program at Paciência in Q3 2006, to build its own conventional plant at Pilar, to produce sulphide ore at Catita, to have Paciência’s production partially replace the Catita deferred production, to perform 12,000 meters of drilling by December 2006 at Roça Grande, to complete the Roça Grande feasibility study during the first half of 2007 and increase production capacity by 60,000 oz per year initially by the end of 2009, to produce 50,000 oz per year at Pilar beginning in late 2007 is subject to various risks and uncertainties. See “Forward-Looking Statements” on page 15.

5

During Q2 2006, Jaguar continued driving the 5.0 meter by 5.0 meter ramp towards the sulphide zones at Pilar. Good progress was made and the Company recently reached the first level of the underground mine. Jaguar expects to reach the mineralized zone during the month of August 20066 and expose two others during Q1 20076.
Additional drilling is required to analyze these new zones and complete the feasibility study, which is expected in Q3 20066, along with a production decision.
Paciência Region
Jaguar contemplates mining underground non-refractory sulphide ore at Santa Isabel, which will be processed in a conventional sulphide plant to be built on site. Scoping study analysis indicates a production rate of 60,0006 oz per year initially beginning in Q4 20076. However, greater tonnage is being pursued.
During Q2 2006, Jaguar continued to work on the feasibility study for the Santa Isabel Project at Paciência with additional drilling and drift and ramp development. Jaguar expects to complete the independently reviewed feasibility study in Q4 20066.
In July 2006, the company obtained the preliminary environmental license (known in Brazil as the LP) and began test mining at Santa Isabel to define the appropriate mining method and the geo-mechanical parameters of the mine. The Santa Isabel ore is being prioritized and currently being processed at the Queiroz Plant of AngloGold Ashanti under the revised processing agreement between the companies. Production at Santa Isabel will partially replace the deferred production at the Catita Project in 20066.
Jaguar also has option rights to the IAMGold Property, which represents approximately 2,307 acres near the Paciência Region. During Q3 2006, Jaguar plans to define the exploration program for the IAMGold Property, which represents an opportunity for Jaguar to eventually expand the Santa Isabel Project’s mineral resources and production profile6.
PRODUCTION AND OPERATING PERFORMANCE
Summary of All Plants Q2 2006 Operating Data 1

		Feed			Cash	Cash
	Ore	grade	Recovery	Production	Operating cost	Operating cost
Project	Processed (t)	(g/t)	grade (g/t)	(oz)	/ t	/ oz
Caeté Plant	42,638	2.34	1.74	1,824	$33.97	$586
Queiroz Plant	18,920	4.14	3.69	2,595	$41.21	$354
Sabará Plant	117,913	2.38	1.87	5,695	$18.98	$319
Total	179,471	2.56	2.03	10,114	$24.88	$376
Jaguar produced 10,114 oz of gold during Q2 2006 at a cash operating cost of $376 and sold 8,763 oz.
Caeté is currently processing ore from the Pilar mine in the Santa Bárbara Region, which is 30 km away. During Q2 2006, the Caeté Plant performed as expected. However, gold production at Caeté was less than expected primarily because of grade control problems at the Pilar oxide mining operations. Jaguar is optimizing its Pilar mine by using a more selective mining method that will produce less gold in 2006 but at significantly lower cash operating costs6 with greater confidence by reducing the waste to ore ratio.
The Queiroz Plant of AngloGold Ashanti processed sulphide ore from the Sabará Region and produced as forecasted during Q2 2006.

[6]	The ability of the Company to reach the Pilar mineralized zone during August 2006 and expose two others during Q1 2007, to complete the Pilar feasibility study in Q3 2006 along with a production decision, to produce 60,000 oz per year initially at Santa Isabel beginning in Q4 2007, to complete the Santa Isabel feasibility study in Q4 2006, to have Paciência production replace the deferred Catita production in 2006, to expand the Santa Isabel Project’s resources and production profile as a result of the IAMGold Project’s exploration program, and to produce at lower cash operating costs at Pilar is subject to various risks and uncertainties. See “Forward-Looking Statements” on page 15.

6

The Sabará Plant, which made up 66% of Jaguar’s production, performed well in Q2 2006. The plant is currently operating at full capacity. The plant is exceeding expectations in terms of volume but grades are lower than expected. Jaguar expects the grade to improve7 as the Company completes pre-stripping at the Queimada ore body.
Summary of All Plants YTD 2006 Operating Data 1

	Ore Processed	Feed	Recovery	Production	Cash Operating	Cash Operating
Project	(t)	grade (g/t)	grade (g/t)	(oz)	cost / t	cost / oz
Caeté Plant	64,664	2.33	1.68	2,671	$36.68	$599
Queiroz Plant	44,615	4.07	3.67	5,219	$38.81	$323
Sabará Plant	186,490	2.39	1.82	8,639	$19.00	$321
Total	295,769	2.63	2.07	16,529	$25.85	$367

[1]	During 2005 changes in estimates resulted in inventory write downs that were included in Q3 2005 and Q4 2005 Zone B production. The amount of those write downs that belonged in the first two quarters of 2005 could not be determined. Accordingly, these adjustments were recorded in Q3 2005 and Q4 2005 respectively, and a breakdown by quarters for 2005 has not been included in these tables.
CONSOLIDATED FINANCIAL RESULTS OF OPERATIONS
Summary of Quarterly Results
(unaudited) (in thousands of $, except per share amounts)

Quarter ended	30-Jun	31-Mar	31-Dec	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep
Year	2006	2006	2005	2005	2005	2005	2004	2004
Net sales	$5,471	$2,125	$1,543	$3,630	$1,270	$2,067	$2,596	$2,240
Net loss	$(2,841)	$(6,164)	$(6,808)	$(2,658)	$(1,405)	$(1,967)	$(1,137)	$(388)
- per share basic	$(0.06)	$(0.18)	$(0.21)	$(0.09)	$(0.05)	$(0.06)	$(0.04)	$(0.02)
- per share diluted	$(0.06)	$(0.18)	$(0.21)	$(0.09)	$(0.05)	$(0.06)	$(0.04)	$(0.02)
The Q2 2006 loss was primarily attributable to $2.7 million of stock compensation expense and $1.7 million of unrealized losses on forward sale derivatives. The increase in net losses in Q1 2006 and Q4 2005 was primarily due to $5.0 million and $3.4 million of unrealized losses respectively on forward sales derivatives.
Summary of Consolidated Results

	Q2 2006	YTD 2006	Q2 2005	YTD 2005
Sales ($000)	$5,471	$7,596	$1,270	$3,337
Oz Sold	8,763	12,549	2,997	7,783
Average Realized Price $ / oz	$624	$605	$424	$428
Net loss ($000)	$(2,841)	$(9,005)	$(1,405)	$(3,372)
- per share basic	$(0.06)	$(0.23)	$(0.05)	$(0.11)
- per share diluted	$(0.06)	$(0.23)	$(0.05)	$(0.11)
Weighted avg. shares outstanding	45,783,120	40,063,903	30,658,389	30,578,389
Q2 2006 compared to Q2 2005
Revenue in Q2 2006 increased from Q2 2005 due to an increase in oz sold and also an increase in the average realized gold price. The net loss in Q2 2006 increased over the net loss in Q2 2005 primarily due to stock compensation expense of $ 2.7 million and the $1.7 million unrealized loss on forward sales derivatives. These losses were partially offset in Q2 2006 by $2.5 million of foreign exchange gains due to strengthening of the Brazilian real and Canadian dollar versus the U.S. dollar.

[7]	The ability of the company to improve rates at the Sabará Plant is subject to various risks and uncertainties. See “Forward-Looking Statements” on page 15.

7

REVIEW OF CERTAIN OPERATING EXPENSES AND OTHER INCOME
(in thousands of $)

	Q2 2006	YTD 2006	Q2 2005	YTD 2005
Stock based compensation	$2,692	$2,797	$337	$1,444
Administration	$2,126	$3,560	$1,538	$2,426
Interest expense	$102	$175	$—	$116
Unrealized forward sales derivative loss	$1,655	$6,675	$—	$—
Unrealized forward fx derivative (gain)	$(252)	$(738)	$—	$—
Realized forward fx derivative (gain)	$(153)	$(189)	$—	$—
Foreign exchange (gain) loss	$(2,124)	$(2,459)	$(131)	$95
Amortization of deferred financing expenses	$190	$317	$—	$—
Interest income	$(476)	$(679)	$(507)	$(923)
•	Stock based compensation expense varies depending upon when the stock options vest. During Q2 2006, $2.7 million relates to options granted in May which vested immediately.

•	Administration costs in Q2 2006 were greater than administration costs in Q2 2005, primarily due to an increase in overhead as a result of increased business activities in Brazil.

•	During Q2 2006 the Company recognized an unrealized loss of $1.7 million on forward sales contracts to manage the commodity price exposure on gold sales, as required by the Turmalina loan facility. The Company also recognized an unrealized gain of $252,000 and a realized gain of $153,000 on forward foreign exchange contracts used to manage currency exposure on the Brazilian real. (See Financial Instruments – hedging)

•	Foreign exchange gain increased in Q2 2006 due to the strengthening of the Brazilian real and Canadian dollar versus the U.S. dollar.

•	Beginning in Q1 2006 the deferred finance fees relating to the Turmalina loan facility were amortized over the life of the loan. Deferred finance fees of $190,000 were expensed in Q2 2006.

•	Interest income decreased primarily due to a decrease in the interest accrued on the loan receivable from Prometálica Mineração Ltda. (“Prometálica”).
FINANCIAL CONDITION, CASH FLOW, LIQUIDITY AND CAPITAL RESOURCES
(in thousands of $)
Cash flow highlights

	Q2 2006	YTD 2006	Q2 2005	YTD 2005
Operating activities	$(571)	$(3,085)	$(3,387)	$(5,748)
Financing activities	$(2,769)	$49,829	$776	$2,494
Investing activities	$(9,381)	$(17,478)	$(5,194)	$(7,446)
Increase (decrease) in cash for the period	$(12,721)	$29,266	$(7,805)	$(10,700)
Beginning cash balance	$51,520	$9,533	$26,597	$29,492
Ending cash balance	$38,799	$38,799	$18,792	$18,792
•	Operating activities consumed $571,000 of cash for the period ended June 30, 2006, primarily due to an increase in working capital.

•	Financing activities consumed $2.8 million of cash in Q2 2006, primarily due to the restriction on cash reserved under the Turmalina loan agreement.

•	Investing activities consumed $9.4 million of cash during Q2 2006. The funds were used for mineral exploration projects and mining properties, and purchase of plant and equipment.

8

Equity Financing
Jaguar is well-financed8, having completed a public offering on March 27, 2006 of 11,435,000 common shares at a price of Cdn.$5.25 per share for gross proceeds of $51.4 million (Cdn.$60 million). Net proceeds received were $47.4 million (Cdn.$55.4 million) after underwriters’ fees, legal costs, closing costs and allocation of broker warrants were deducted. The Company issued 343,050 broker warrants to the agent of the public offering. Each broker warrant is convertible into one common share at a price of Cdn.$5.25 expiring March 27, 2008. A value of $584,000 was allocated to the broker warrants and recorded as share issue cost.
Debt Financing
In Q1 2006 Jaguar drew down $7.6 million of its $14 million Turmalina debt facility, including the $2.3 million for the Sabará Project.
CAPITAL SPENDING PROGRAM
PROJECT CAPITAL SPENDING IN $ MILLIONS

Region	2004 and 2005	YTD 2006	Remainder of 2006	2007
Sabará	10.5	5.9	0.5	2.2
Turmalina	5.4	5.8	14.0	—
Santa Bárbara	3.1	2.4	13.3	8.7
Paciência	3.1	2.5	8.6	17.1
Total project capital spending	22.1	16.6	36.4	28.0
CAPITAL SPENDING IN $ MILLIONS

	Q2 2006	YTD 2006
Total project capital spending	9.1	16.6
Exploration	0.1	0.9
Operating office	0.2	0.3
Total capital spending	9.4	17.8

Amount paid in cash	9.4	17.4
Amount financed	—	0.4
Total capital spending	9.4	17.8
Jaguar anticipates project spending of $103 million8 (R$2.2/US$1) from 2004-2007, including the $38.7 million already spent from 2004 to Q2 2006.

[8]	The ability of the Company to be well financed and to finance its $103 million project capital spending program is subject to various risks and uncertainties. See “Forward-Looking Statements” on page 15.

9

CONTRACTUAL OBLIGATIONS
Jaguar’s contractual obligations at June 30, 2006 are summarized as follows:

	Payments due in $ 000’s
Contractual Obligations	2006	2007	2008	2009+	Total
Property Acquisitions 2003 AngloGold Ashanti Acquisitions	239	—	—	—	239
Turmalina	350	—	—	—	350
Financing	352	3,388	5,217	134	9,091
Management Agreements [1] Operations	372	—	—	—	372
Suppliers Agreements Mine Operations [2]	1,017	—	—	—	1,017
Drilling [3]	282	—	—	—	282
Asset Retirement
Obligations	356	—	—	401	757
Total	2,968	3,388	5,217	535	12,108

[1]	The management agreements are renegotiated on an annual basis.

[2]	Jaguar has the right to cancel the mine operations contract with 90 days advance notice. The amount included in the contractual obligations table represents the amount due within 90 days.

[3]	Jaguar has the right to cancel the drilling contract with 30 days advance notice. The amount included in the contractual obligations table represents the amount due within 30 days.
FINANCIAL INSTRUMENTS – HEDGING
Forward sales contracts – derivative financial instruments
Mineração Turmalina Ltda. (“MTL”), a wholly-owned subsidiary of the Company, obtained a $14 million credit facility that required a strategy be put in place to limit the risk against falling gold prices. In Q4 2005, the Company entered into a forward sales contract agreement with the lender to implement a risk management strategy to manage commodity price exposure on gold sales. A portion of the projected gold produced by the Sabará and Turmalina mining operations was hedged with a forward sales contract each quarter from Q1 2007 to Q2 2009 for a total of 77,002 oz.

The terms of the forward sales contract are as follows:
•	All forward sales contracts are priced at $527.10 per ounce (flat forward program).
•	Each contract will be settled in cash at the end of each quarter against the London PM fix (“PM fix”). There is no requirement for delivery of gold.
•	At each settlement date, if the PM fix is lower than $527.10 per ounce, then lender will make a payment to Jaguar equal to the difference between the PM fix and the $527.10 per ounce, multiplied by the gold volume for that period according to the future sales contract. Similarly, if the PM fix is higher than $527.10 per ounce, then Jaguar will make a payment to the lender equal to the difference between the PM fix and $527.10 per ounce, multiplied by the gold volume for that period.
The forward sales contracts are considered derivative financial instruments and are used for risk management purposes and not for generating trading profits.
The Company is exposed to credit-related losses in the event of non-performance by the major international financial institution handling the derivative financial instruments, but does not expect this highly rated counterparty to fail to meet its obligations.

10

This derivative financial instrument is not accounted for as a hedge. The unrealized gains and losses are recognized in the operating income of the Company and are a result of the difference between the flat forward contract sales price of the gold and the average forward sales price of gold for the period, as of the balance sheet date.
As at June 30, 2006 long term liabilities include $8.6 million (December 31, 2005 - $3.4 million) of unrealized losses related to the forward sales contracts. As at June 30, 2006 current liabilities include $1.5 million (December 31, 2005- $nil) of unrealized losses related to the forward sales contracts. Included in the statement of operations for the six month period ended June 30, 2006, is an unrealized loss on forward sales derivatives of $6.7 million (June 30, 2005 - $nil)
Forward foreign exchange contracts – derivative financial instruments
The Company manages its exposure to changes in foreign exchange rates through the use of forward foreign exchange contracts to hedge certain future transactions denominated in foreign currencies. The Company hedges anticipated but not yet committed foreign currency transactions when they are probable and the significant characteristics and expected terms are identified. The Turmalina Loan Facility also requires the Company to put in place a strategy to manage the risk of a decline in the value of the Brazilian real.
As at June 30, 2006, the Company has forward foreign exchange contracts to purchase R$24.8 million (Brazilian reais) for $10 million with various settlement dates between July 31, 2006 and March 31, 2008 at a weighted average rate of 2.4833. The terms of the contract require a percentage of the funds to be held on deposit as collateral to cover the contracts. As at June 30, 2006, $3 million of cash was restricted for this purpose.
The forward exchange contracts are considered derivative financial instruments and are used for risk management purposes and not for generating trading profits.
The Company is exposed to credit-related losses in the event of non-performance by the major international financial institution handling the derivative financial instruments, but does not expect this highly rated counterparty to fail to meet its obligations.
This derivative financial instrument is not accounted for as a hedge. The unrealized gains and losses will be recognized in the operating income of the Company and are a result of the difference between the spot price of the Brazilian real and the forward currency contract price as at the balance sheet date.
On June 30, 2006 long term assets included $738,000 (December 31, 2005 – $nil) of unrealized foreign exchange gains. Included in the statement of operations for the six month period ended June 30, 2006, is an unrealized gain on forward foreign exchange derivatives of $738,000 (June 30, 2005 – $nil) and a realized gain on forward foreign exchange derivatives of $189,000 (June 30, 2005 - $nil).
RELATED PARTY TRANSACTIONS
The Company incurred fees of $366,000 for the six months ended June 30, 2006 (six month period ended June 30, 2005 — $475,000) from IMS Empreendimentos Ltda. (“IMS”), a corporate shareholder, who provides operating services to the Company’s Brazilian subsidiary. The fees are included in management fees in the statement of operations. $nil is included in accounts payable and accrued liabilities owing to the IMS (December 31, 2005 — $80,000).
The Company incurred management fees for the period ended March 31, 2005 of $60,000 from Brazilian Resources, Inc. (“BZI”) who provides administrative services. The management fees are included in the statement of operations. On March 31, 2005, the agreement with BZI, to provide management and administrative services for a fee of $20,000 per month, ceased.
For the six months ended June 30, 2006, the Company incurred legal expenses of $355,000 (six months ended June 30, 2005 — $340,000) from a legal firm of which the Secretary of the Company was a Senior Partner. As at June 30, 2006, $135,000 ($140,000 as at December 31, 2005) is included in prepaid and sundry assets and $151,000 ($nil as at December 31, 2005) is included in share issuance costs on the balance sheet. At June 30, 2006, accounts payable and accrued liabilities includes $267,000 (December 31, 2005 — $226,000) due to this legal firm.

11

The Company incurred occupancy fees of $60,000 for the six month period ended June 30, 2006 (for the six month period ended June 30, 2005 — $45,000) to BZI for use of administrative offices. The Company also incurred consulting fees and administrative service charges of $175,000 from BZI for the six month period ended June 30, 2006 ($7,000 for the six month period ended June 30, 2005). The occupancy costs, consulting fees and administrative service fees are included in the statement of operations. At June 30, 2006, accounts payable and accrued liabilities includes $21,000 (December 31, 2005 — $61,000) due to BZI.
On October 2, 2003, the Company loaned BZI $800,000. In return for the loan, the Company received a first option to purchase BZI’s interest in a certain mining project. BZI used the proceeds of the loan to purchase 500,000 common shares of the Company from a third party. The loan bears interest at 5% per annum compounded annually, and was due October 1, 2005 and is secured by 500,000 of the Company’s common shares. (Market value – June 30, 2006 — $2.1 million (December 31, 2005 — $1.7 million)). On November 2, 2005, the loan was extended to June 30, 2006. Under Canadian Institute of Chartered Accountants (“CICA”) Emerging Issues Committee 132 – Share Purchase Financing, the loan is classified as a reduction to shareholders’ equity. Included in the statement of deficit is interest income of $20,000 (June 30, 2005 — $20,000) relating to this loan. On August 2, 2006 a payment of $200,000 was made on this loan. On August 11, 2006 the loan was extended to December 31, 2006.
With increased activities in the mineral sector, used equipment has become increasingly difficult to acquire in Brazil. The Company has pursued several opportunities to provide for its mid and long-term equipment needs, including entering a loan agreement with Prometálica, a base metal company. Prometálica’s controlling shareholders are BZI and IMS, the founding shareholders of Jaguar. Loans from Mineração Serras do Oeste Ltda. (“MSOL”), a subsidiary of the Company, to Prometálica allowed Prometálica to purchase processing equipment and properties it had under contract. The agreement secures the MSOL loan by all Prometálica assets, including mineral rights and equipment. The agreement also grants to MSOL the right to purchase certain equipment from Prometálica at appraised value. The due date of this loan was December 31, 2005.
During Q3 and Q4 2005, Prometálica repaid substantially all of the principal amount of the loan. On March 20, 2006, the Company entered into an agreement with Prometálica whereby it agreed to exchange the amount receivable from Prometálica for a 1.5% Net Smelter Royalty (“NSR”) on its Monte Cristo project for a term of 4.5 years, which was the expected life of the project. This agreement was executed on May 10, 2006. As part of the agreement, the Company agreed to place a moratorium on interest accruing on the loan during Q4 2005. Commencing on January 1, 2006, the interest rate on the loan was adjusted to the monthly CDI rate in Brazil. Also as part of the agreement, the Company accepted a transfer of certain mining equipment from Prometálica as partial payment on the loan. The mining equipment to be transferred was appraised by an independent engineering firm and was valued at $327,000. Prometálica has the right to buy out the NSR on or before December 31, 2006 for the amount of R$3,500,000 (approximately $1.6 million as at June 30, 2006). The NSR was recorded on the Company’s books at the amount of the receivable, plus accrued interest through March 20, 2006. Included in the Company’s long term assets on June 30, 2006 are loans receivable of $327,000 (December 31, 2005 – $1.6 million), and a Net Smelter Royalty of $1.5 million (December 31, 2005 – $nil).
NON-GAAP PERFORMANCE MEASURES
The Company has included the non-GAAP performance measures listed below in this document. These non-GAAP performance measures do not have any standardized meaning prescribed by GAAP and, therefore, may not be comparable to similar measures presented by other companies. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared with GAAP. Management uses these statistics to monitor the performance of the Company’s producing mines compared to plan and assess the overall effectiveness and efficiency of the mining operations. The definitions for these performance measures and reconciliation of the non-GAAP measures to reported GAAP measures for Q2 2006 are as follows:

12

	Cost per tonne processed		Cost per oz processed
	Q2 2006	YTD 2006	Q2 2006	YTD 2006
Production cost per statement of operations	$3,322,000	$4,880,000	$3,322,000	$4,880,000
Inventory adjustment [1]	$1,443,000	$2,765,000	$480,000	$1,186,000
Production cost of gold produced / tonnes processed [2]	$4,465,000	$7,645,000	$3,802,000	$6,066,000
divided by
Gold produced (oz)	n/a	n/a	10,114	16,530
Equals
Cost per oz produced	n/a	n/a	$376	$367
divided by
Tonnes processed	179,471	295,769	n/a	n/a
Equals
Cost per tonne processed	$24.88	$25.85	n/a	n/a

[1]	Under the Company’s revenue recognition policy, revenue is recognized when legal title passes. Since total cash operating costs are calculated on a production basis, this adjustment reflects the portion of gold production for which revenue has not been recognized in the period.

[2]	The basis for calculating cost per oz produced includes the change to gold in process inventory, whereas the cost per tonne processed does not.

13

OUTSTANDING SHARE DATA
Common shares and convertible securities outstanding at August 11, 2006 are:

				Common
	Expiry	Exercise	Securities	Shares on
Security	Date	Price	Outstanding	Exercise
Common Shares			45,833,100	45,833,100

Warrants	12-Dec-07	Cdn.$3.90	300,000	300,000
Warrants	31-Dec-07	Cdn.$4.50	5,159,455	5,159,455
Warrants	09-Sep-09	Cdn.$4.50	1,093,835	1,093,835

Agents options [1]	31-Dec-06	Cdn.$3.90	477,589	477,589
Warrants on above options	31-Dec-07	Cdn.$4.50		238,795
Agents options	27-Mar-08	Cdn.$5.25	343,050	343,050

Options	04-Sep-08	$1.00	295,000	295,000
Options	30-Sep-08	$2.00	4,000	4,000
Options	05-Nov-08	Cdn.$3.75	265,000	265,000
Options	17-Nov-08	Cdn.$3.60	25,000	25,000
Options	19-May-09	Cdn.$4.05	685,000	685,000
Options	15-Jun-09	Cdn.$4.25	170,000	170,000
Options	21-Oct-09	Cdn.$4.00	407,500	407,500
Options	17-Feb-10	Cdn.$3.47	767,500	767,500
Options	10-Mar-10	Cdn.$3.65	267,000	267,000
Options	8-Dec-10	Cdn.$3.29	40,000	40,000
Options	10-May-11	Cdn.$5.47	1,110,000	1,110,000
Options	30-Jun-11	Cdn.$4.41	475,000	475,000

Fully diluted common shares				57,956,824

1.	The agents’ options are exercisable into one common share and one half-share purchase warrant. Each full purchase warrant is exercisable into a common share at the price indicated.

August 11, 2006

/s/ Daniel R. Titcomb	/s/ James M. Roller

Daniel R. Titcomb	James M. Roller
President and CEO	Chief Financial Officer

14

Forward-Looking Statements
This discussion contains Forward-Looking Statements concerning Jaguar’s 2006 objectives, the measured and indicated resources, their average grade, the commencement period of production, cash operating costs, completion dates of feasibility studies, gold production and sales targets, capital expenditure costs, future profitability and growth in reserves. Forward-Looking Statements can be identified by the use of words such as “are expected”, “is forecast”, “approximately” or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-Looking Statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results or performance to be materially different from any future results or performance expressed or implied by the Forward-Looking Statements.
These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating gold prices and monetary exchange rates, the possibility of project cost delays and overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future, uncertainties related to production rates, timing of production and the cash and total costs of production, changes in applicable laws including laws related to mining development, environmental protection, and the protection of the health and safety of mine workers, the availability of labor and equipment, the possibility of labor strikes and work stoppages and changes in general economic conditions. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-Looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.
These Forward-Looking Statements represent our views as of the date of discussion. The Company anticipates that subsequent events and developments may cause the Company’s views to change. The Company does not undertake to update any Forward-Looking Statements, either written or oral, that may be made from time to time by or on behalf of the Company subsequent to the date of this discussion. For a discussion of important factors affecting the Company, including fluctuations in the price of gold and exchange rates, uncertainty in the calculation of mineral resources, competition, uncertainty concerning geological conditions and governmental regulations and assumptions underlying the Company’s Forward-Looking Statements, see the “CAUTIONARY NOTE” regarding Forward-Looking Statements and “RISK FACTORS” in the Company’s Annual Information Form for the year ended December 31, 2005 filed on System for Electronic Document Analysis and Retrieval (“SEDAR”) and available at www.sedar.com. Further information about the Company is available on SEDAR and on its corporate website www.jaguarmining.com.

15

CORPORATE DIRECTORY

Jaguar Mining Inc. is a Canadian company
incorporated under the laws of Ontario.

DIRECTORS

Andrew C. Burns[1]

Gil Clausen[3,4]

William E. Dow[3]

Juvenil T. Felix

Gary E. German[1,2,4] Chairman

Anthony F. Griffiths[1,2,3]

Daniel R. Titcomb

1 Audit Committee
2 Compensation Committee
3 Corporate Governance Committee
4 Health, Safety and Environmental Committee

OFFICERS

Daniel R. Titcomb
President & CEO

Juvenil T. Felix
Chief Operating Officer

James M. Roller
Chief Financial Officer & Treasurer

Robert W. Jackson
EVP Corporate Development

Lúcio Cardoso
VP Operations

Adriano Nascimento
VP Exploration & Engineering

Robert J. Lloyd
Secretary

ADMINISTRATIVE OFFICE

48 Pleasant Street
Concord, NH 03301 - USA
Phone: (603) 224-4800
Fax: (603) 228-8045
E-mail: ir@jaguarmining.com
Website: www.jaguarmining.com

REGISTERED OFFICE

40 King Street West, Suite 5800
Toronto, Ontario
Canada M5H 3S1

OPERATING OFFICE

Rua Fernandes Tourinho 487, 7th Floor
CEP 30.112-000 - Belo Horizonte – MG Brazil

AUDITORS

KPMG LLP
Toronto, Ontario
Belo Horizonte, Brazil

LEGAL COUNSEL

Miller Thomson LLP
Toronto, Ontario

Hinckley, Allen & Snyder LLP
Concord, New Hampshire

BANKS

Bank of America
Boston, Massachusetts

Royal Bank of Canada
Toronto, Ontario

STOCK TRANSFER AGENT

Computershare Investor Services Inc.
100 University Avenue, 9th floor
Toronto, ON M5J 2Y1
Phone: 1-800-564-6253
Fax: 1-866-249-7775
Email: service@computershare.com

EXCHANGE LISTING

Toronto Stock Exchange:

Common Stock: “JAG”
Warrants: “JAG.WT”

16

Document No. 14
JAGUAR MINING INC.
Management’s Discussion and Analysis
of Financial Condition and Results of Operations
in respect of the three months ended March 31, 2006 and 2005

CONTENTS

INTRODUCTION	3
Forward-Looking Statements	3
OBJECTIVES AND STRATEGY	4
OUTLOOK	5
Production	5
Feasibility Studies	5
PROJECT DEVELOPMENT REVIEW	5
Sabará Region — Oxide Projects (Sabará Plant)	5
Sabará Region — Oxide Projects (Caeté Plant)	5
Sabará Region- Sulphide Projects (Queiroz Plant)	5
Roças Grandes and IAMGold Properties	6
Turmalina Region — Turmalina Project	6
Santa Bárbara Region	7
Paciência Region	7
Production and Operating Performance	7
CONSOLIDATED FINANCIAL RESULTS OF OPERATIONS	7
Summary of Quarterly Results	7
Summary of Consolidated Results	8
Q1 2006 compared to Q1 2005	8
REVIEW OF CERTAIN OPERATING EXPENSES AND OTHER INCOME	8
FINANCIAL CONDITION, CASH FLOW, LIQUIDITY AND CAPITAL RESOURCES	9
Equity Financing	9
Debt Financing	9
CAPITAL SPENDING PROGRAM	9
CONTRACTUAL OBLIGATIONS	10
FINANCIAL INSTRUMENTS – HEDGING	11
Forward sales contracts – derivative financial instruments	11
Forward exchange contracts – derivative financial instruments	11
RELATED PARTY TRANSACTIONS	12
NON-GAAP PERFORMANCE MEASURES	14
OUTSTANDING SHARE DATA	15
CORPORATE DIRECTORY	16

2

All amounts are expressed in US$ unless otherwise indicated.
INTRODUCTION
The following interim report accompanies, and should be read in conjunction with, the unaudited financial statements of Jaguar Mining Inc. (“Jaguar” or the “Company”) for the three months ended March 31, 2006 with comparative figures for the three months ended March 31, 2005.
The reader should also refer to the annual audited financial statements for the two years ended December 31, 2005 and 2004. The average rates of exchange for the Cdn.$  per US$1.00 were 1.15 for Q1 2006, 1.17 for Q4 2005, and 1.21 annually for 2005. The average rates of exchange for the Brazilian real (R$) per US$1.00 were 2.19 for Q1 2006, 2.25 for Q4 2005, and 2.43 annually for 2005.
The Company’s ability to meet its targets and to execute on its strategy is subject to the various risks and the assumptions that can be found in the “Forward-Looking Statements” below.
Forward-Looking Statements
This discussion contains Forward-Looking Statements concerning Jaguar’s 2006 objectives, the measured and indicated resources, their average grade, the commencement period of production, cash operating costs and completion dates of feasibility studies, gold production and sales targets, capital expenditure costs, future profitability and growth in reserves. Forward-Looking Statements can be identified by the use of words such as “are expected”, “is forecast”, approximately or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-Looking Statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results or performance to be materially different from any future results or performance expressed or implied by the Forward-Looking Statements.
These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating gold prices and monetary exchange rates, the possibility of project cost delays and overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future, uncertainties related to production rates, timing of production and the cash and total costs of production, changes in applicable laws including laws related to mining development, environmental protection, and the protection of the health and safety of mine workers, the availability of labour and equipment, the possibility of labour strikes and work stoppages and changes in general economic conditions. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-Looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.
These Forward-Looking Statements represent our views as of the date of discussion. The Company anticipates that subsequent events and developments may cause the Company’s views to change. The Company does not undertake to update any Forward-Looking Statements, either written or oral, that may be made from time to time by or on behalf of the Company subsequent to the date of this discussion. For a discussion of important factors affecting the Company, including fluctuations in the price of gold and exchange rates, uncertainty in the calculation of mineral resources, competition, uncertainty concerning geological conditions and governmental regulations and assumptions underlying the Company’s Forward-Looking Statements, see the “CAUTIONARY NOTE” regarding Forward-Looking Statements and “RISK FACTORS” in the Company’s Annual Information Form for the year ended December 31, 2005 filed on System for Electronic Document Analysis and Retrieval (“SEDAR”)

3

and available at www.sedar.com. Further information about the Company is available on SEDAR and on its corporate website www.jaguarmining.com.
OBJECTIVES AND STRATEGY
Jaguar is a North American gold production and exploration company with clear objectives and a tightly focused strategy. The common shares and warrants of Jaguar are listed under the symbols JAG and JAG.WT, respectively, on the Toronto Stock Exchange (“TSX”), which is Canada’s primary stock exchange.
Jaguar’s objectives are to:
1.	Build a mid-sized gold producing company[1] based in the well-serviced mining city of Belo Horizonte in the Iron Quadrangle greenstone belt of Minas Gerais, Brazil;

2.	Sustain more than 200,000 ounces per year of low cost gold production by 2008[1];

3.	Achieve a minimum ten year production life[1];

4.	Double its existing gold resources by 2008[1]; and

5.	Reward its shareholders with a superior return on equity[1].
Jaguar is using the following strategy to achieve its objectives:
1.	Exploit the Gold Potential of the Iron Quadrangle

Jaguar is focused on gold resource acquisition, exploration, and project development in the Iron Quadrangle. Jaguar’s management has excellent experience in the Iron Quadrangle, which has a history of large-scale gold production and is known for the continuity of its gold mineralization. Jaguar is actively developing projects in four regions in the Iron Quadrangle: Sabará, Turmalina, Santa Bárbara and Paciência.

2.	Acquire Resources and Convert them to Reserves

Jaguar’s strategy is to acquire measured, indicated and inferred resources from companies that are restructuring their holdings in the Iron Quadrangle and with further drilling convert the resources to reserves. Jaguar also has good potential for finding large gold exploration targets[1] and has 62,500 acres of prime exploration properties in the Iron Quadrangle.

Jaguar has measured and indicated resources of 16,173,000 tonnes with an average grade of 5.0 g/t containing 2,598,300 ounces of gold and inferred resources of 4,598,000 tonnes with an average grade of 4.82 g/t containing 712,200 ounces of gold. Jaguar’s proven and probable mineral reserves, which are included in the total resources, are 3,951,000 tonnes with an average grade of 4.37 g/t containing 554,000 ounces.

3.	Use Early Cash Flow to Build Additional Projects

Jaguar intends to use cash flow generated by the existing gold production in the Sabará Region to help finance the construction of the additional mines in the Turmalina, Santa Bárbara and Paciência regions[1]. These projects could also be funded by operating cash flow, project debt, and existing cash[1]. See the section “capital spending program” for additional details.

[1]	The ability of the Company to become a mid-sized gold producer, to sustain more than 200,000 oz per year of low cost production by 2008, to achieve a minimum ten year production life, to double its existing gold resources by 2008, to reward its shareholders with a superior return on equity, to find large gold exploration targets, and to have enough cash to fund the construction of the additional mines in the Turmalina, Santa Bárbara and Paciência regions is subject to various risks and uncertainties. See “Forward-Looking Statements” on page 1.

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OUTLOOK
Production
Due to a combination of factors including exchange rate movements and slower than expected development, Jaguar has revised its production forecast for 2006 to 55,0002 oz at a cash cost of approximately $3002 per ounce from 65,000 ounces at a cash cost of $265 per ounce. The new Sabará plant is exceeding expectations and is expected to partially compensate2 for delays in bringing the Catita underground sulphide mine into production and for production shortfalls at Caeté.
The Company has the capacity to process 3,400 tonnes per day (“tpd”) of ore. Each of Jaguar’s wholly-owned Caeté and Sabará oxide processing plants can run at 1,500 tpd of ore, and the AngloGold Ashanti Limited (“AngloGold Ashanti”) Queiroz Plant, which has a long-term contract with Jaguar, can toll-treat 400 tpd of non-refractory sulphide ore.
The 60,000 ounces per year Turmalina mine is expected to be in production by the end of 20062.
Feasibility Studies
Jaguar expects to complete feasibility studies on Santa Bárbara – Pilar and Paciência – Santa Isabel projects in 20062, which, if positive, will increase production capacity by 110,000 ounces by the end of 20072 and produce 50,0002 and 60,0002 ounces per year respectively. The projects are subject to permitting reviews.
The feasibility study for the Pilar Project in the Santa Bárbara Region is expected to be completed in Q2 20062 and the feasibility study for the Santa Isabel Project in the Paciência Region is expected to be completed in Q4 20062. The Santa Isabel feasibility study was previously expected to be completed in Q3 2006.
PROJECT DEVELOPMENT REVIEW
Sabará Region — Oxide Projects (Sabará Plant)
The new Sabará Plant is exceeding expectations and Jaguar has increased its forecast production for 2006 to 411,5002 tonnes at 3.152 g/t from 338,000 tonnes at 2.98 g/t.
Sabará Region — Oxide Projects (Caeté Plant)
The Caeté Plant is currently processing a mixture of oxide ores from across the district. After careful analysis of the Catita oxide mine, management has determined that with effect from Jan 1, 2006, all operations should be characterized as prestripping, aimed at proper identification of the Catita sulphide ore body. As a result, the 2006 production forecast has been reduced to 244,5002 tonnes at 3.002 g/t from 305,500 tonnes at 3.13 g/t.
Sabará Region- Sulphide Projects (Queiroz Plant)
The Catita project will produce mainly sulphide ore which is hauled to the Queiroz Plant of AngloGold Ashanti for processing under a tolling agreement. The underground ore is being accessed via a 4.5 meter by 4.5 meter ramp, which is approaching the sulphide zones. Slow development means that 2006 production has been reduced to 81,4002 tonnes at 4.652 g/t from 133,000 tonnes at 5.38 g/t.

[2]	The ability of the Company to produce 55,000 oz at a cash cost of approximately $300 per ounce in 2006, to expect the new Sabará Plant will partially compensate for delays in bringing the Catita underground mine into production and for production shortfalls at Caeté, to begin production at Turmalina by the end of 2006, to complete feasibility studies on Santa Bárbara – Pilar in Q2 2006 and Paciência – Santa Isabel in Q4 2006 and increase production capacity by 110,000 ounces by the end of 2007 and produce 50,000 and 60,000 ounces per year respectively, to produce 411,500 tonnes at 3.15 g/t at the new Sabará Plant in 2006, to produce 244,500 tonnes at 3.00 g/t at the Caeté Plant in 2006, and to produce 81,400 tonnes of sulphide ore at 4.65 g/t at Catita and haul it to the Queiroz Plant of AngloGold Ashanti for processing under a tolling agreement is subject to various risks and uncertainties. See “Forward-Looking Statements” on page 1.

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Roças Grandes and IAMGold Properties
In January 2006, the Company optioned seven properties (the “Roças Grandes Properties”) from Companhia Vale do Rio Doce (“CVRD”) in the Sabará Region of the Iron Quadrangle. These Properties host a significant gold resource close to Jaguar’s existing Caeté Plant, and represent 9,500 acres of high potential gold exploration terrain that is spread over 25 kilometers. CVRD’s gold exploration information for the Roças Grandes Property was prepared prior to the adoption of NI 43-101, but TechnoMine Services, LLC (TechnoMine”) reviewed CVRD’s information and advised Jaguar that it is sufficient to proceed with a feasibility study.
Jaguar also has option rights to the IAMGold Property, which represents approximately 2,307 acres near the Company’s Paciência Region.
These Properties represent an opportunity for Jaguar to eventually further explore, upgrade and expand Jaguar’s aggregate mineral resources and overall production3. In the short-term, however, Jaguar plans to commence and complete feasibility studies with respect to each project3.
Turmalina Region — Turmalina Project
Jaguar is generally making good progress at Turmalina. Gold production is expected in Q4 20063. Exploration work confirms that the geology at Turmalina is consistent with major gold mines elsewhere in the Iron Quadrangle.
The completion of the Phase II exploration program has enabled Jaguar to increase substantially its known Turmalina measured and indicated resources to 562,000 ounces from 399,000 ounces of non-refractory gold contained in 2,495,000 tonnes grading 7.0 g/t.
Some of the Phase II results included 13.2g/t over 5.1 meters, 7.3g/t over 7.0 meters, 11.3g/t over 3.8 meters, 5.8g/t over 6.8 meters, and 5.4g/t over 4.5 meters. Only two holes contained no significant mineralization and 30 holes contained economic grades and widths, demonstrating good consistency and continuity across a large area of the orebody. Some of the best values occurred in the deepest part of the program on the Main Zone, confirming the potential for future exploration success and additional resources3. The orebodies are open at depth.
A Phase III drilling program is underway to explore both the shallower part of the Satinoco target, which is very close to the existing Main and Northeast Zones and the down dip extensions of the Main and Northeast Zones. The Phase III program is expected to be completed in Q2 20063 and consists of 15,000 meters of drilling on a 25 x 50 meter grid on the sections with significant mineralization, with the goal of adding resources that can be processed at the new Turmalina Plant. Recent Phase III results included five separate holes containing 6.9 g/t over 9.0 meters, 13.8 g/t over 3.0 meters, 7.7 g/t over 5.0 meters, 16.2 g/t over 2.2 meters and 10.9 g/t over 3.0 meters. More results are pending. Jaguar plans to explore aggressively the mineralized zones at Turmalina. It expects the strong economics of the existing reserves and resources will reduce the required economic cut-off grade of newly discovered mineralization and significantly increase the potential for producing more ounces3.

[3]	The ability of the Company to increase mineral resources and production from the Roças Grandes and IAMGold properties, to commence and complete feasibility studies for the Roças Grandes and IAMGold properties, to begin gold production at Turmalina in Q4 2006, to have exploration success and increase resources at Turmalina, to complete Turmalina’s Phase III drill program in Q2 2006, to reduce the required economic cut-off grade of newly discovered mineralization and significantly increase the potential for producing more ounces at Turmalina is subject to various risks and uncertainties. See “Forward-Looking Statements” on page 1.

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Santa Bárbara Region
The Pilar Project is the focus of activity in the Santa Bárbara region. The Pilar Project will produce both oxide and sulphide ores4. Oxide ore is currently being mined and hauled to the Caeté Plant for processing.
Jaguar is driving a 4.5 meter by 4.5 meter ramp, which is making good progress towards the sulphide zones at Pilar. The ramp aids the completion of the feasibility study scheduled for Q2 20064 and will be used to access the underground ore. Jaguar contemplates mining underground non-refractory sulphide ore at Pilar, which will be processed in a conventional sulphide plant to be built on site. Scoping study analysis indicates a production rate of 50,0004 ounces per year beginning in Q3 20074 with the majority of the capital spending occurring in 20064.
Paciência Region
Jaguar continues to work on the feasibility study for Paciência with additional drilling and drift and ramp development. Jaguar expects to complete the independently reviewed feasibility study in Q4 20064.
Production and Operating Performance
Summary of All Plants YTD 2006 Operating Data 1

	Ore	Feed			Cash	Cash
	Processed	grade	Recovery	Production	Operating	Operating
Project	(t)	(g/t)	grade (g/t)	(oz)	cost / t	cost / oz
Caeté Plant	36,367	2.31	1.60	1,042	$30.82	$510
Queiroz Plant	27,251	4.00	3.64	2,624	$36.07	$291
Sabará Plant	63,308	2.41	1.72	2,749	$17.56	$304

Total	126,926	2.72	1.93	6,415	$25.33	$352

[1]	During 2005 changes in estimates resulted in inventory write downs that were included in Q3 2005 and Q4 2005 Zone B production. The amount of those write downs that belonged in the first two quarters of 2005 could not be determined. Accordingly, these adjustments were recorded in Q3 2005 and Q4 2005 respectively, and a breakdown by quarters for 2005 has not been included in these tables.
CONSOLIDATED FINANCIAL RESULTS OF OPERATIONS
Summary of Quarterly Results
(unaudited) (in thousands of $, except per share amounts)

Quarter ended	31-Mar	31-Dec	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep	30-Jun
Year	2006	2005	2005	2005	2005	2004	2004	2004
Net sales	$2,125	$1,543	$3,630	$1,270	$2,067	$2,596	$2,240	$473
Net loss	$(6,164)	$(6,808)	$(2,658)	$(1,405)	$(1,967)	$(1,137)	$(388)	$(1,361)
- per share basic	$(0.18)	$(0.21)	$(0.09)	$(0.05)	$(0.06)	$(0.04)	$(0.02)	$(0.08)
- per share diluted	$(0.18)	$(0.21)	$(0.09)	$(0.05)	$(0.06)	$(0.04)	$(0.02)	$(0.08)
Increase in net losses in Q1 2006 and Q4 2005 is due primarily to $5.0 million and $3.4 million of unrealized losses respectively on forward sales derivatives.

[4]	The ability of the Company to produce both oxide and sulphide ores at Pilar, to complete the Pilar feasibility study in Q2 2006, to produce 50,000 oz per year beginning in Q3 2007, to spend the majority of the capital in 2006 and to complete the Paciência feasibility study in Q4 2006 is subject to various risks and uncertainties. See “Forward-Looking Statements” on page 1.

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Summary of Consolidated Results

	Q1 2006	Q1 2005
Sales ($000)	$2,125	$2,067
Oz Sold	3,785	4,785
Average Realized Price $ / oz	$561	$432
Net loss ($000)	$(6,164)	$(1,967)
- per share basic	$(0.18)	$(0.06)
- per share diluted	$(0.18)	$(0.06)
Weighted avg shares outstanding	33,781,140	30,498,389
Q1 2006 compared to Q1 2005
Q1 2006 gold sales were below Q1 2005 in ounces, but were higher in dollars due to the increase in the average realized gold price. The net loss in Q1 2006 increased over the net loss in Q1 2006 primarily due to the $5.0 million unrealized losses on forward sales derivatives.
REVIEW OF CERTAIN OPERATING EXPENSES AND OTHER INCOME
(in thousands of $)
Operating and other income / expenses

	Q1 2006	Q1 2005
Stock based compensation	$105	$1,107
Administration	$1,434	$956
Interest expense	$71	$47
Unrealized forward sales derivative loss	$5,021	$—
Unrealized forward fx derivative (gain)	$(486)	$—
Realized forward fx derivative (gain)	$(36)	$—
Foreign exchange (gain) loss	$(335)	$226
Amortization of deferred financing expenses	$127	$—
Interest income	$(203)	$(415)
•	Stock based compensation expense varies depending upon when the stock options vest.

•	Administration costs in Q1 2006 were greater than administration costs in Q1 2005, primarily due to an increase in overhead as a result of increased business activities in Brazil.

•	The Company recognized an unrealized loss of $5,020,588 on forward sales contracts to manage the commodity price exposure on gold sales. The Company also recognized an unrealized gain of $485,752 and a realized gain of $35,631 on forward exchange contracts used to manage currency exposure on the Brazilian real. (See Financial Instruments – hedging)

•	Foreign exchange gain increased in Q1 2006 primarily due to the depreciation of the Brazilian real versus the US dollar. In Q1 2005 the foreign exchange loss was primarily due to volatility in the Canadian dollar versus the US dollar.

•	Beginning in Q1 2006 the deferred finance fees relating to the Turmalina loan facility were amortized over the life of the loan.

•	Interest income decreased primarily due to a decrease in the interest accrued on the loan receivable from Prometálica Mineração Ltda. (“Prometálica”).

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FINANCIAL CONDITION, CASH FLOW, LIQUIDITY AND CAPITAL RESOURCES
(in thousands of $)
Cash flow highlights

	Q1 2006	Q1 2005
Operating activities	$(2,512)	$(2,361)
Financing activities	$52,597	$1,718
Investing activities	$(8,098)	$(2,252)
Increase (decrease) in cash for the period	$41,987	$(2,895)
Beginning cash balance	$9,533	$29,492
Ending cash balance	$51,520	$26,597
•	Operating activities consumed $2,512,249 of cash for the period ended March 31, 2006, primarily due to an increase in working capital.
•	Financing activities generated $52,597,269 of cash in 2006, primarily through the issuance of common shares attributable to the public offering and an increase in debt. See discussion below.
•	Investing activities consumed $8,097,768 of cash during 2006. The funds were used primarily for mineral exploration projects and mining properties, and purchase of plant and equipment.
Equity Financing
Jaguar is well-financed5, having completed a public offering on March 27, 2006 of 11,435,000 common shares at a price of Cdn.$5.25 per share for gross proceeds of $51,367,973 (Cdn.$60,033,750). Net proceeds received were $47,398,982 (Cdn.$55,395,190) after underwriters’ fees, legal costs, closing costs and allocation of broker warrants were deducted. The Company issued 343,050 broker warrants to the agent of the public offering. Each broker warrant is convertible into one common share at a price of Cdn.$5.25 expiring March 27, 2008. A value of $584,128 (Cdn.$682,670) was allocated to the broker warrants and recorded as share issue cost.
Debt Financing
In Q1 Jaguar drew down $7,600,000 of its $14,000,000 Turmalina debt facility, including the $2,250,000 for the Sabará Project.
CAPITAL SPENDING PROGRAM
Project capital spending in $ millions

			Remainder of
Region	2004 and 2005	Q1 2006	2006	2006 Total	2007
Sabará	10.5	3.3	3.1	6.4	2.2
Turmalina	5.4	2.7	17.1	19.8	0.0
Santa Bárbara	3.1	0.2	15.5	15.7	8.7
Paciência	3.1	1.3	9.8	11.1	17.1
Total project capital spending	22.1	7.5	45.5	53.0	28.0

[5]	The ability of the Company to be well financed is subject to various risks and uncertainties. See “Forward-Looking Statements” on page 1.

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Q1 2006 capital spending in $ millions

Q1 2006
Total project capital spending	7.5
Exploration	0.8
MSOL office	0.1
Total capital spending	8.4

Amount paid in cash	8.0
Amount financed	0.4
Total capital spending	8.4
Jaguar anticipates project spending of $103 million6 (R$2.2/US$1) from 2004-2007, including the $29.6 million already spent in 2004- Q1 2006.
Jaguar plans on funding these activities with existing cash, future operating cash flow and project debt6.
CONTRACTUAL OBLIGATIONS
Jaguar’s contractual obligations at March 31, 2006 are summarized as follows:

	Payments due in $ 000’s
Contractual Obligations	2006	2007	2008	2009+	Total
Property Acquisitions
Rio de Peixe	70	—	—	—	70
2003 AngloGold Ashanti Acquisitions	261	—	—	—	261
Turmalina	365	—	—	—	365
Debt	659	6,210	2,425	133	9,427
Management Agreements [1]
Operations	558	—	—	—	558
Suppliers Agreements
Mine Operations [2]	875	—	—	—	875
Drilling [3]	378	—	—	—	378
Asset Retirement Obligations	386	—	—	401	787

Total	3,552	6,210	2,425	534	12,721

[1]	The management agreements are renegotiated on an annual basis.

[2]	Jaguar has the right to cancel the mine operations contract with 90 days advance notice. The amount included in the contractual obligations table represents the amount due within 90 days.

[3]	Jaguar has the right to cancel the drilling contract with 30 days advance notice. The amount included in the contractual obligations table represents the amount due within 30 days.

[6]	The ability of the Company to finance its $103 million project capital spending program is subject to various risks and uncertainties. See “Forward-Looking Statements” on page 1.

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FINANCIAL INSTRUMENTS – HEDGING

Forward sales contracts – derivative financial instruments
Mineração Turmalina Ltda. (“MTL”), a wholly-owned subsidiary of the Company, obtained a $14,000,000 credit facility that required a strategy be put in place to limit the risk against falling gold prices. In Q4 2005, the Company entered into a forward sales contract agreement with the lender to implement a risk management strategy to manage commodity price exposure on gold sales. A portion of the projected gold produced by the Sabará and Turmalina mining operations was hedged with a forward sales contract each quarter from Q1 2007 to Q2 2009 for a total of 77,002 ounces.
The terms of the forward sales contract are as follows:
•	All forward sales contracts are priced at $527.10 per ounce (flat forward program).
•	Each contract will be settled in cash at the end of each quarter against the London PM fix (“PM fix”). There is no requirement for delivery of gold.
•	At each settlement date, if the PM fix is lower than $527.10 per ounce, then lender will make a payment to Jaguar equal to the difference between the PM fix and the $527.10 per ounce, multiplied by the gold volume for that period according to the future sales contract. Similarly, if the PM fix is higher than $527.10 per ounce, then Jaguar will make a payment to the lender equal to the difference between the PM fix and $527.10 per ounce, multiplied by the gold volume for that period.
The forward sales contracts are considered derivative financial instruments and are used for risk management purposes and not for generating trading profits.
The Company is exposed to credit-related losses in the event of non-performance by the major international financial institution handling the derivative financial instruments, but does not expect this highly rated counterparty to fail to meet its obligations.
This derivative financial instrument is not accounted for as a hedge. The unrealized gains and losses are recognized in the operating income of the Company and are a result of the difference between the flat forward contract sales price of the gold and the average forward sales price of gold for the period, as of the balance sheet date.
As at March 31, 2006 long term liabilities include $7,867,241 (December 31, 2005 — $3,392,974) of unrealized losses related to the forward sales contracts. As at March 31, 2006 current liabilities include $546,322 (December 31, 2005- $nil) of unrealized losses related to the forward sales contracts. Included in the statement of operations for the three month period ended March 31, 2006 is an unrealized loss on forward sales derivatives of $5,020,588 (March 31, 2005 — $nil)
Forward exchange contracts – derivative financial instruments
The Company manages its exposure to changes in foreign exchange rates through the use of forward exchange contracts to hedge certain future transactions denominated in foreign currencies. The Company hedges anticipated but not yet committed foreign currency transactions when they are probable and the significant characteristics and expected terms are identified. The Turmalina Loan Facility also requires the Company to put in place a strategy to manage the risk in a decline in the value of the Brazilian real.
As at March 31, 2006, there were forward exchange contracts outstanding to purchase R$19,888,500 for $8,000,000 with various settlement dates between April 28, 2006 and December 28, 2007 at a weighted average rate of 2.4861. The terms of the contract require a percentage of the funds to be held on deposit as collateral. As at March 31, 2006, $3,000,000 of cash was restricted for this purpose.

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The forward exchange contracts are considered derivative financial instruments and are used for risk management purposes and not for generating trading profits.
The Company is exposed to credit-related losses in the event of non-performance by the major international financial institution handling the derivative financial instruments, but does not expect this highly rated counterparty to fail to meet its obligations.
This derivative financial instrument is not accounted for as a hedge. The unrealized gains and losses will be recognized in the operating income of the Company and are a result of the difference between the spot price of the Brazilian real and the forward currency contract price as at the balance sheet date.
On March 31, 2006 long term assets included $485,752 (December 31, 2005 – $nil) of unrealized foreign exchange gains. Included in the statement of operations for the three month period ended March 31, 2006 is an unrealized gain on forward foreign exchange derivatives of $485,752 (March 31, 2005 – $nil) and a realized gain on forward foreign exchange derivatives of $35,631 (March 31, 2005 - $nil).
RELATED PARTY TRANSACTIONS
The Company incurred fees of $178,000 for the three months ended March 31, 2006 (three month period ended March 31, 2005 — $239,000) from IMS Empreendimentos Ltda. (“IMS”), a corporate shareholder, who provides operating services to the Company’s Brazilian subsidiaries. The fees are included in management fees in the statement of operations. Included in accounts payable and accrued liabilities is $271,000 (December 31, 2005 — $80,000) owing to IMS.
The Company incurred management fees for the three month period ended March 31, 2005 of $60,000 from Brazilian Resources, Inc. (“BZI”) who provides administrative services. The management fees are included in the statement of operations. On March 31, 2005, the agreement with BZI, to provide management and administrative services for a fee of $20,000 per month, ceased.
For the three months ended March 31, 2006, the Company incurred legal expenses of $270,009 (three months ended March 31, 2005 — $38,682) from a legal firm of which the Secretary of the Company is a Senior Partner. As at March 31, 2006, $139,948 ($139,948 for the three months ended December 31, 2005) are included in prepaid and sundry assets and $141,011 ($nil for the three months ended December 31, 2005) are included in share issuance costs on the balance sheet. At March 31, 2006, accounts payable and accrued liabilities includes $495,635 (December 31, 2005 — $225,625) due to this legal firm.
The Company incurred occupancy fees of $30,000 for the three months ended March 31, 2006 (March 31, 2005 — $nil) to BZI for use of administrative offices. The company also incurred consulting fees and administrative service charges of $63,913 from BZI for the period ended March 31, 2006 ($nil for the period ended March 31, 2005). The occupancy costs, consulting fees and administrative service fees are included in the statement of operations. At March 31, 2006, accounts payable and accrued liabilities includes $19,918 (December 31, 2005 — $61,050) due to BZI.
On October 2, 2003, the Company loaned BZI $800,000. In return for the loan, the Company received a first option to purchase BZI’s interest in a certain mining project. BZI used the proceeds of the loan to purchase 500,000 common shares of the Company from a third party. The loan bears interest at 5% per annum compounded annually, and was due October 1, 2005 and is secured by 500,000 of the Company’s common shares (Market value – March 31, 2006 — $2,446,234 (December 31, 2005 - $1,694,406)). On November 2, 2005, the loan was extended to June 30, 2006. Under Canadian Institute of Chartered Accountants (“CICA”) Emerging Issues Committee 132 – Share Purchase Financing, the

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loan is classified as a reduction to shareholders’ equity. Included in the statement of deficit is interest income of $10,000 (March 31, 2005 — $10,000) relating to this loan.
With increased activities in the mineral sector, used equipment has become increasingly difficult to acquire in Brazil. The Company has pursued several opportunities to provide for its mid and long-term equipment needs, including entering a loan agreement with Prometálica, a base metal company. Prometálica’s controlling shareholders are BZI and IMS, the founding shareholders of Jaguar. Loans from Mineração Serras do Oeste Ltda. (“MSOL”) to Prometálica allowed Prometálica to purchase processing equipment and properties it had under contract. The agreement secures the MSOL loan by all Prometálica assets, including mineral rights and equipment. The agreement also grants to MSOL the right to purchase certain equipment from Prometálica at appraised value. The due date of this loan was December 31, 2005.
On March 20, 2006, the Company entered into an agreement with Prometálica whereby it agreed to exchange the amount receivable from Prometálica for a 1.5% Net Smelter Royalty (“NSR”) on its Monte Cristo project for a term of 4.5 years, which is the expected life of the project. This agreement was executed on May 10, 2006. As part of the agreement, the Company agreed to place a moratorium on interest accruing on the loan during Q4 2005. Commencing on January 1, 2006, the interest rate on the loan was adjusted to the monthly CDI rate in Brazil. Also as part of the agreement, the Company accepted a transfer of certain mining equipment from Prometálica as partial payment on the loan. The mining equipment to be transferred was appraised by an independent engineering firm and was valued at $327,000. The transfer will take place in the second quarter of 2006. Prometálica has the right to buy out the NSR on or before December 31, 2006 for the amount of $1,627,000. The NSR will be recorded on the Company’s books at the amount of the receivable, plus accrued interest through March 20, 2006. In the second quarter of 2006 this loan receivable of $1,535,000 will be reclassified as a Net Smelter Royalty. Included in the Company’s long term assets on March 31, 2006, are loans receivable of $1,862,000 (December 31, 2005 – $1,631,000).

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NON-GAAP PERFORMANCE MEASURES
The Company has included the non-GAAP performance measures listed below in this document. These non-GAAP performance measures do not have any standardized meaning prescribed by GAAP and, therefore, may not be comparable to similar measures presented by other companies. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared with GAAP. Management uses these statistics to monitor the performance of the Company’s producing mines compared to plan and assess the overall effectiveness and efficiency of the mining operations. The definitions for these performance measures and reconciliation of the non-GAAP measures to reported GAAP measures for Q1 2006 are as follows:

	Cost per tonne	Cost per oz.
	Processed	Produced
Production cost per statement of operations	$1,558,000	$1,558,000
Inventory adjustment [1]	$1,657,000	$700,000
Production cost of gold produced / processed [2]	$3,215,000	$2,258,000
divided by
Gold produced (oz)	n/a	6,415
Equals
Cost per oz produced	n/a	$352
divided by
Tonnes processed	126,926	n/a
Equals
Cost per tonne processed	$25.33	n/a

[1]	Under the Company’s revenue recognition policy, revenue is recognized when legal title passes. Since total cash operating costs are calculated on a production basis, this adjustment reflects the portion of gold production for which revenue has not been recognized in the period.

[2]	The basis for calculating cost per oz. produced includes the change to gold in process inventory, whereas the cost per tonne processed does not.

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OUTSTANDING SHARE DATA
Common shares and convertible securities outstanding at May 10, 2006 are:

				Common
	Expiry	Exercise	Securities	Shares on
Security	Date	Price	Outstanding	Exercise
Common Shares			45,775,950	45,775,950

Warrants	20-May-06	Cdn.$6.00	1,895,800	1,895,800
Warrants	12-Dec-07	Cdn.$3.90	300,000	300,000
Warrants	31-Dec-07	Cdn.$4.50	5,130,880	5,130,880
Warrants	09-Sep-09	Cdn.$4.50	1,093,835	1,093,835

Agents options [1]	31-Dec-06	Cdn.$3.90	534,739	534,739
Warrants on above options	31-Dec-07	Cdn.$4.50		267,370
Agents options	27-Mar-08	Cdn.$5.25	343,050	343,050

Options	04-Sep-08	$1.00	295,000	295,000
Options	30-Sep-08	$2.00	4,000	4,000
Options	05-Nov-08	Cdn.$3.75	265,000	265,000
Options	17-Nov-08	Cdn.$3.60	25,000	25,000
Options	19-May-09	Cdn.$4.05	685,000	685,000
Options	15-Jun-09	Cdn.$4.25	189,000	189,000
Options	21-Oct-09	Cdn.$4.00	407,500	407,500
Options	17-Feb-10	Cdn.$3.47	802,500	802,500
Options	10-Mar-10	Cdn.$3.65	300,000	300,000
Options	8-Dec-10	Cdn.$3.29	40,000	40,000

Fully diluted common shares				58,354,624

1.	The agents’ options are exercisable into one common share and one half-share purchase warrant. Each full purchase warrant is exercisable into a common share at the price indicated.

May 10, 2006

/s/ Daniel R. Titcomb	/s/ James M. Roller

Daniel R. Titcomb	James M. Roller
President and CEO	Chief Financial Officer

15

CORPORATE DIRECTORY

Jaguar Mining Inc. is a Canadian company
incorporated under the laws of Ontario.
DIRECTORS
Andrew C. Burns1
Gil Clausen3, 4
William E. Dow
Juvenil T. Felix 4
Gary E. German1,2,3,4
Chairman
Anthony F. Griffiths1, 2, 3
Daniel R. Titcomb
1 Audit Committee
2 Compensation Committee
3 Corporate Governance Committee
4 Health, Safety and Environmental Committee
OFFICERS
Daniel R. Titcomb
President & CEO
Juvenil T. Felix
Chief Operating Officer
James M. Roller
Chief Financial Officer
Robert W. Jackson
EVP Corporate Development
Lúcio Cardoso
VP Operations
Adriano Nascimento
VP Exploration & Engineering
Jeffrey C. Kirchhoff
Treasurer
Robert J. Lloyd
Secretary
REGISTERED OFFICE
40 King Street West, Suite 5800
Toronto, Ontario
Canada M5H 3S1

ADMINISTRATIVE OFFICE
48 Pleasant Street
Concord, NH 03301 - USA
Phone: (603) 224-4800
Fax: (603) 228-8045
E-mail: ir@jaguarmining.com
Website: www.jaguarmining.com
OPERATING OFFICE
Rua Fernandes Tourinho 487, 7th Floor
CEP 30.112-000 - Belo Horizonte – MG
Brazil
AUDITORS
KPMG LLP
Toronto, Ontario
Belo Horizonte, Brazil
LEGAL COUNSEL
Miller Thomson LLP
Toronto, Ontario
Hinckley, Allen & Snyder LLP
Concord, New Hampshire
BANKS
Bank of America
Boston, Massachusetts
Royal Bank of Canada
Toronto, Ontario
STOCK TRANSFER AGENT
Computershare Investor Services Inc.
100 University Avenue, 9th floor
Toronto, ON M5J 2Y1
Phone: 1-800-564-6253
Fax: 1-866-249-7775
Email: service@computershare.com
EXCHANGE LISTING
Toronto Stock Exchange:
Common Stock:       “JAG”
Warrants:            “JAG.WT”

16

Document No. 15

FINANCIAL ADVISORY AGREEMENT
February 27, 2007
Jaguar Mining Inc.
48 Pleasant Street
Concord, NH 03301
United States

Attention:	Mr. Daniel Titcomb President and Chief Executive Officer
Dear Sirs:
                    Blackmont Capital Inc. (the “Advisor”) understands that Jaguar Mining Inc. (the “Corporation”) is making a proposal (the “Proposal”) to the holders (the “Warrantholders”) of its listed common share purchase warrants which expire on December 31, 2007 (the “Warrants”) pursuant to which the Warrantholders will be able to acquire one common share of the Corporation (an “Underlying Share”) at a price of $4.50 (the “Exercise Price”) at any time prior to 5:00 p.m. (Toronto time) on December 31, 2007. The Warrants were issued pursuant to the warrant indenture dated December 31, 2004 between the Corporation and Computershare Trust Company of Canada (the “Warrant Agent”) which was amended on December 20, 2005 by the first supplemental warrant indenture (collectively, the “Original Warrant Indenture”). The Original Warrant Indenture is to be further amended by a second supplemental warrant indenture that is to be entered into between the Corporation and the Warrant Agent (the “Second Supplemental Indenture” and together with the Original Warrant Indenture collectively the “Warrant Indenture”). Pursuant to the Proposal, Warrantholders will be entitled to acquire an additional 0.063 of one common share of the Corporation in the event that such holder exercises his or her warrants during the period of 30 days commencing on the date that the Corporation receives necessary approval of Warrantholders (the “Early Exercise Period”) and ending at 5:00 p.m. (Toronto time) (the “Early Warrant Expiry Time”) on the 30th day following such date (the “Early Exercise Expiry Time”). The Advisor understands that the Proposal requires the approval of holders of common shares of the Corporation (the “Common Shares”), which shareholder approval the Corporation proposes to obtain through the written consent of holders of Common Shares representing a majority of those outstanding, and an affirmative vote of not less than 66 2/3% of the votes cast by Warrantholders, excluding Blackmont Capital Inc. and its associates, affiliates, and insiders (the “Disqualified Warrantholders”), in person or by proxy at a meeting of Warrantholders, at which there are Warrantholders present, in person or by proxy, representing not less than 25% of the aggregate number of the outstanding Warrants. This agreement sets out certain of the terms and conditions under which the Corporation has retained the Advisor to act as financial advisor to the Corporation in connection with the Proposal.
                    The Advisor further understands that the Corporation (i) is eligible to file, and has prepared and filed, on the terms and conditions set out below, a preliminary short form prospectus in both the English and French languages (the “Preliminary Prospectus”) and has obtained from the Principal Regulator (as defined below) an MRRS Decision Document (as defined below) in respect of the Preliminary Prospectus and other documents related to the Distribution (as defined below), (ii) has prepared a preliminary U.S. private placement memorandum (the “Preliminary U.S. Private Placement Memorandum”), (iii) will prepare and file, on the terms and conditions set out below, a (final) short form prospectus in both the English and French languages (the “Final Prospectus”) and all related documents with the securities regulatory authority in each of the provinces of Canada (such securities regulatory authorities collectively being the “Qualifying Authorities” and such provinces collectively being the “Qualifying Jurisdictions”) in order to qualify for Distribution in each of the Qualifying Jurisdictions (a) up to 340,090 Common Shares (the “Early Exercise Shares”) issuable to the Warrantholders upon the early exercise of the Warrants, and (b) up to 506,536 Common Shares (the “Exchange Shares”) issuable in exchange for Warrants not exercised during the Early Exercise Period (the Early Exercise Shares and the Exchange Shares collectively being the “Qualified Securities”), and (iv) will prepare a final U.S. private placement memorandum (the “Final U.S. Private Placement Memorandum” and together with the Preliminary U.S. Private Placement Memorandum, the “U.S. Memorandum”).
                    On the basis of the representations, warranties, covenants and agreements contained herein, but subject to the terms and conditions set out below, the following are the terms and conditions of the agreement between the Corporation and the Advisor in connection with the Advisor acting as financial advisor and soliciting dealer to the Corporation in connection with the Proposal and signing the Qualification Documents (as defined below).
Section 1    DEFINITIONS AND INTERPRETATION
(a)	In addition to the words and terms otherwise defined in this Agreement, unless otherwise defined in this Agreement, the following words and terms with the initial letter or letters thereof capitalized shall have the following meanings:
(i)	“Accredited Investor” means an “accredited investor” as that term in defined in Rule 501(a) of Regulation D.

(ii)	“Advisor” has the meaning set forth on the first page of this Agreement.

(iii)	“Advisory Agreement” means the letter agreement dated December 8, 2006 between the Corporation and the Advisor with respect to the Proposal.

(iv)	“Advisory Fees” means the fees payable to the Advisor pursuant to the Advisory Agreement.

(v)	“Agreement” means this financial advisory agreement, as amended and supplemented from time to time.

(vi)	“Business Day” means any day other than a Saturday, Sunday or statutory or civic holiday in Toronto, Ontario.

(vii)	“Canadian Securities Laws” means all applicable securities laws of each of the Qualifying Jurisdictions and the rules and regulations under such laws together with all applicable published policy statements, instruments, rules, notices and orders of the Qualifying Authorities collectively.

(viii)	“Common Shares” has the meaning set forth on the first page of this Agreement.

(ix)	“Computershare” means Computershare Trust Company of Canada.

(x)	“Continuous Disclosure Materials” means all documents published or filed by the Corporation with (i) the Qualifying Authorities or (ii) the Exchange, in each case since December 31, 2005 regardless of whether or not such document is required to be published or filed under the Canadian Securities Laws or the rules and policies of the Exchange.

(xi)	“Corporation” means Jaguar Mining Inc., a corporation existing under the Business Corporations Act (Ontario) and includes all predecessor and success corporations.

(xii)	“Directed Selling Efforts” means “directed selling efforts” as that term is defined in Regulation S, and without limitation, but for greater clarity, means, subject to the exclusions from the definition of “directed selling efforts” contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for the Common Shares and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of Common Shares to holders of Warrants that exercise such Warrants during the Early Exercise Period.

(xiii)	“Distribution” means the distribution as such term is defined under applicable Canadian Securities Laws of the Qualified Securities to the Warrantholders.

(xiv)	“Disqualified Warrantholders” has the meaning set forth on the first page of this Agreement.

(xv)	“Documents Incorporated by Reference” means all financial statements, management information circulars, annual information forms, material change reports and other documents prepared by the Corporation, whether before or after the date of this Agreement, that are incorporated by reference into the Qualification Documents.

(xvi)	“Early Exercise Period” has the meaning set forth on the first page of this Agreement.

(xvii)	“Early Exercise Shares” has the meaning set forth on the first page of this Agreement.

(xviii)	“Effective Date” means the date on which the Warrant Amendment occurs, which is anticipated to be on or about February 28, 2007.

(xix)	“Exchange” means the Toronto Stock Exchange.

(xx)	“Exchange Shares” has the meaning set forth on the first page of this Agreement.

(xxi)	“Expiry Date” means the date on which the Early Exercise Period expires.

(xxii)	“Final Prospectus” has the meaning set forth on the first page of this Agreement.

(xxiii)	“Final U.S. Private Placement Memorandum” has the meaning set forth on the first page of this Agreement.

(xxiv)	“Financial Information” means all financial statements of the Corporation and management’s discussion and analysis included or incorporated by reference in the Qualification Documents, including, without limitation, any pro forma financial statements accounting for a significant acquisition or otherwise.

(xxv)	“Foreign Issuer” means a “foreign issuer” as that term is defined in Regulation S and without limiting the foregoing, but for greater clarity, means any issuer which is (A) the government of any foreign country or of any political subdivision of a foreign country or (B) a corporation or other organization incorporated under the laws of any foreign country, except an issuer meeting the following conditions (1) more than 50 per cent of the outstanding voting securities of such issuer are directly or indirectly owned of record by residents of the United States and (2) any of the following (i) the majority of the executive officers or directors are United States citizens or residents, (ii) more than 50 per cent of the assets of the issuer are located in the United States, or (iii) the business of the issuer is administered principally in the United States.

(xxvi)	“General Solicitation or General Advertising” means “general solicitation or general advertising”, as used in Rule 502(c) under the U.S. Securities Act, including, but not limited to, any advertisements, articles, notices or other communications published in any newspaper, magazine or similar media broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising.

(xxvii)	“Information” means all information regarding the Corporation or a Subsidiary that is, or becomes, publicly available together with all information prepared by the Corporation and provided to the Advisor or to Warrantholders, if any, and includes, but is not limited to, the Final Prospectus including the Documents Incorporated by Reference therein.

(xxviii)	“Material Adverse Effect” means a material adverse change in the condition (financial or otherwise), or in the properties, affairs, prospects, operations, capitalization, assets (including intangible assets) or liabilities, of the Corporation and the Subsidiaries, taken as a whole, whether or not arising in the ordinary course of business.

(xxix)	“Material Property” has the meaning set out in paragraph 4(cc) of this Agreement.

(xxx)	“Mineral Properties” has the meaning set out in paragraph 4(dd) of this Agreement.

(xxxi)	“MRRS Decision Document” means a decision document issued by the Principal Regulator pursuant to National Policy 43-201 — Mutual Reliance Review System for Prospectuses and Annual Information Forms of the Canadian Securities Administrators and which evidences the receipt by the Qualifying Authorities for the Preliminary Prospectus or the Final Prospectus, as the case may be.

(xxxii)	“Original Warrant Indenture” has the meaning set forth on the first page of this Agreement.

(xxxiii)	“Person” means an individual, a firm, a corporation, a syndicate, a partnership, a trust, an association, an unincorporated organization, a joint venture, an investment club, a government or an agency or political subdivision thereof and every other form of legal or business entity of whatsoever nature or kind.

(xxxiv)	“Preliminary Prospectus” has the meaning set forth on the first page of this Agreement.

(xxxv)	“Preliminary U.S. Private Placement Memorandum” has the meaning set forth on the first page of this Agreement.

(xxxvi)	“Principal Regulator” means the Ontario Securities Commission.

(xxxvii)	“Proposal” has the meaning set forth on the first page of this Agreement.

(xxxviii)	“Prospectus Amendment” means any amendment to either the Preliminary Prospectus or the Final Prospectus required to be prepared and filed by the Corporation under applicable Canadian Securities Laws in connection with the Distribution.

(xxxix)	“Qualified Securities” shall have the meaning ascribed to such term on the second page of this Agreement.

(xl)	“Qualification Documents” means the Preliminary Prospectus, the Preliminary U.S. Offering Memorandum, the Final Prospectus, the Final U.S. Offering Memorandum and the Documents Incorporated by Reference therein collectively.

(xli)	“Qualifying Authorities” has the meaning set forth on the first page of this Agreement.

(xlii)	“Qualifying Jurisdictions” has the meaning set forth on the first page of this Agreement.

(xliii)	“Regulation D” means Regulation D adopted by the SEC under the U.S. Securities Act.

(xliv)	“Regulation S” means Regulation S adopted by the SEC under the U.S. Securities Act.

(xlv)	“SEC” means the United States Securities and Exchange Commission.

(xlvi)	“Second Supplemental Indenture” has the meaning set forth on the first page of this Agreement.

(xlvii)	“Shareholder Rights Plan” means the shareholders rights plan of the Corporation provided in the shareholder rights plan agreement dated January 31, 2007 between the Corporation and Computershare.

(xlviii)	“Subsidiaries” means Mineração Serras doOeste, Ltda. and Mineração Turmalina Ltda collectively.

(xlix)	“Substantial U.S. Market Interest” means “substantial U.S. market interest” as that term is defined in Regulation S.

(l)	“Supplementary Material” means any amendment or supplement to the Preliminary Prospectus or the Final Prospectus, any amended or supplemented prospectus or auxiliary material, information, evidence, return, report, application, statement or document that is filed by or on behalf of the Corporation under Canadian Securities Laws prior to the Expiry Date or, where such documents are deemed to be incorporated by reference into the Preliminary Prospectus or the Final Prospectus, prior to the expiry of the period of the Distribution collectively.

(li)	“Survival Limitation Date” means the later of (i) the second anniversary of the Expiry Date, and (ii) the latest date under Canadian Securities Laws relevant to a Warrantholder that an acquiror of Qualified Securities may be entitled to commence an action or exercise a right of rescission with respect to a misrepresentation contained in the Final Prospectus or, if applicable, any Supplementary Material.

(lii)	“Transaction Documents” means this Agreement, the Warrant Indenture and all other documents required to be executed and delivered by the Corporation hereunder, thereunder or otherwise in connection with the Proposal.

(liii)	“United States” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia.

(liv)	“U.S. Affiliate” has the meaning set forth in paragraph 2(b) of this Agreement.

(lv)	“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

(lvi)	“U.S. Memorandum” has the meaning set forth on the second page of this Agreement.

(lvii)	“U.S. Person” means a U.S. person as that term is defined in Regulation S.

(lviii)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended.

(lix)	“U.S. Securities Laws” means the applicable blue sky or securities legislation in the United States or any state or territory of the United States or the District of Columbia together with the U.S. Exchange Act and the U.S. Securities Act and the rules and regulations of the SEC thereunder.

(lx)	“Warrant Agent” has the meaning set forth on the first page of this Agreement.

(lxi)	“Warrant Amendment” has the meaning set forth on the first page of this Agreement.

(lxii)	“Warrantholders” has the meaning set forth on the first page of this Agreement.

(lxiii)	“Warrant Indenture” has the meaning set forth on the first page of this Agreement.

(lxiv)	“Warrants” has the meaning set forth on the first page of this Agreement.
(b)	The division of this Agreement into sections, paragraphs, subparagraphs and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. Unless something in the subject matter or context is inconsistent therewith, references herein to sections, paragraphs, subparagraphs and other subdivisions are to sections, paragraphs, subparagraphs and other subdivisions of this Agreement.

(c)	Except as otherwise indicated, all amounts expressed herein in terms of money refer to lawful currency of Canada and all payments to be made hereunder shall be made in such currency.
Section 2    REPRESENTATIONS AND COVENANTS OF THE ADVISOR
                    The Advisor hereby acknowledges, represents and warrants as of the date hereof and as of the Effective Date (and understands that such representations and warranties are being relied upon by the Corporation in entering into this Agreement) and covenants to the Corporation as follows:
(a)	the Advisor acknowledges that the Common Shares to be issued upon the exercise or exchange of the Warrants have not been and will not be registered under the U.S.

Securities Act and may be offered and sold only in transactions exempt from and not subject to the registration requirements of the U.S. Securities Act;

(b)	the Advisor shall only solicit the early exercise of Warrants by Warrantholders as permitted by and in compliance with all relevant laws and regulatory requirements, upon the terms and conditions set forth in the Final Prospectus and in this Agreement, and (i) all such solicitations in the United States have and will be effected by Blackmont Capital Corp., the U.S. registered broker-dealer affiliate of the Advisor (the “U.S. Affiliate”), in accordance with all applicable U.S. broker-dealer requirements, (ii) each Person solicited in the United States (or for the account or benefit of a Person within the United States) and each U.S. Person solicited by the U.S. Affiliate was or will be, as applicable, provided with a copy of the Final U.S. Private Placement Memorandum and no other written material was or will be used in connection with such solicitation, and (iii), except for the solicitation of the early exercise of Warrants by Warrantholders, the Advisor and the U.S. Affiliate have not made (and will not make from the date hereof and through to and including the Expiry Date) any offers or sales of Warrants or Common Shares;

(c)	the Advisor shall not solicit the early exercise or the automatic exchange of Warrants by Warrantholders so as to require the registration or filing of a prospectus or similar document with respect thereto under the laws of any jurisdiction other than the Qualifying Jurisdictions and, for the purposes of this paragraph 2(c), the Advisor shall be entitled to assume that the Qualified Securities are qualified for Distribution in any Qualifying Jurisdiction where an MRRS Decision Document, receipt or similar document for the Final Prospectus shall have been obtained from, or on behalf of, the applicable Qualifying Authority following the filing of the Final Prospectus;

(d)	except for solicitations of Persons that the Advisor had or has, as applicable, reasonable grounds to believe, and did or does, as applicable, believe, were or are (immediately prior to transmitting each of the Preliminary U.S. Private Placement Memorandum and the Final U.S. Private Placement Memorandum) Accredited Investors for the early exercise of the Warrants of such Accredited Investors, neither the Advisor nor any of its affiliates (including the U.S. Affiliate), nor any Person acting on its or their behalf (other than the Corporation, its affiliates or any Person acting on their behalf in respect of which no representation is made), has made or will make any solicitation for the early exercise of Warrants to a Person in the United States or a U.S. Person and all other solicitations for the early exercise of Warrants by the Advisor, any of its affiliates or any Person acting on their behalf (other than the Corporation, its affiliates or any Person acting on their behalf in respect of which no representation is made), were offshore transactions in accordance with Rule 903 of Regulation S;

(e)	none of the Advisor, any of its affiliates nor any Person acting on its or their behalf (other than the Corporation, its affiliates or any Person acting on their behalf in respect of which no representation is made), (i) has solicited or will solicit the early exercise of Warrants in the United States by means of any form of General Solicitation or General Advertising or in any manner involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act, or (ii) has engaged or will engage in any Directed Selling Efforts with respect to the solicitation of the early exercise of Warrants;

(f)	if the Advisor solicits the early exercise of Warrants by Warrantholders in jurisdictions other than the Qualifying Jurisdictions or the United States, such solicitations shall be effected in accordance and compliance with the applicable laws of such jurisdictions and shall be effected in such manner so as not to subject the Corporation to any registration requirement or any additional continuous disclosure or similar reporting requirements under the laws of any jurisdiction outside the Qualifying Jurisdictions;

(g)	the Advisor shall not make any representations or warranties with respect to the Corporation or the Qualified Securities other than as set forth in the Final Prospectus, the Supplementary Material or the U.S. Memorandum;

(h)	the Advisor has not entered and will not enter into any contractual arrangement with respect to the solicitation of the early exercise of Warrants or otherwise for the distribution of the Qualified Securities, except with its affiliates, any soliciting group members or with the prior written consent of the Corporation and the Advisor shall require each soliciting group member to agree, for the benefit of the Corporation to comply with, and shall use its best efforts to ensure that each soliciting group member complies with, the same provisions of this section 2 as apply to such Advisor as if such provisions applied to such soliciting group member; and

(i)	at the Expiry Date, the Advisor, together with the U.S. Affiliate, will provide a certificate, substantially in the form of schedule A attached to this Agreement, relating to the manner of the solicitation by the Advisor of the early exercise of Warrants by (i) Warrantholders in the United States, and (ii) Warrantholders that are U.S. Persons.
Section 3    COVENANTS OF THE CORPORATION
The Corporation covenants with the Advisor as follows:

(a)	Final Prospectus. The Corporation shall, as soon as possible, and in any event by not later than 5:00 p.m. (Toronto time) on February 27, 2007, (i) use its commercially reasonable efforts to obtain from the Principal Regulator, an MRRS Decision Document in respect of the Final Prospectus, and (ii) fulfill all other requirements necessary to qualify the Qualified Securities for Distribution to the Warrantholders in the Qualifying Jurisdictions. The Corporation will conduct the U.S. portion of the Distribution in a manner which shall be exempt from the registration requirements of the U.S. Securities Act. Upon the Corporation obtaining an MRRS Decision Document in respect of the Final Prospectus, the Corporation shall arrange for the delivery of one copy of the Final Prospectus (together with any Prospectus Amendment thereto) to Warrantholders resident in the Qualifying Jurisdictions (except Warrantholders in the United States or that are U.S. Persons) who may acquire, or who acquire, Qualified Securities and shall arrange for the delivery of one copy of the Final U.S. Private Placement Memorandum (together with any amendment or supplement thereto) to Warrantholders in the United States or who are U.S. Persons who may acquire, or who acquire, Common Shares from the early exercise or exchange of their Warrants in connection with the transactions contemplated by the Qualification Documents and in accordance with this Agreement.

(b)	Compliance with Securities Regulations and Commission Requests. During the period commencing on the date of this Agreement until the completion of the Distribution, the Corporation will promptly inform the Advisor, and confirm by notice in writing of the full particulars of:
(i)	when any supplement to the Qualification Documents or any Supplementary Material shall have been filed with a Qualifying Authority;

(ii)	any request by any Qualifying Authority to amend or supplement the Preliminary Prospectus, the Final Prospectus, any Prospectus Amendment or any Supplementary Material, as the case may be, or for any additional information in respect of the Distribution;

(iii)	the suspension of the qualification of the Qualified Securities for Distribution or sale in any jurisdiction, or of the institution or, to the knowledge of the Corporation, the threat of any proceeding for any such purpose;

(iv)	the receipt by the Corporation of any material communication, whether written or oral, from any Qualifying Authority or the Exchange or any other competent authority, including, without limitation, any other governmental or regulatory body, relating to the Final Prospectus or the Distribution;

(v)	any notice or other correspondence received by the Corporation from any Qualifying Authority or the Exchange or any other competent authority, including, without limitation, any other governmental or regulatory body, requesting any information, meeting or hearing relating to the Corporation, the Proposal, the Distribution or any other event or state of affairs that the Corporation reasonably believes would have a Material Adverse Effect; or

(vi)	the issue by any Qualifying Authority or the Exchange or any other competent authority, including, without limitation, any other governmental or regulatory body, of any order having the effect of ceasing or suspending the Distribution or the trading in any securities of the Corporation, or of the institution or, to the knowledge of the Corporation, the threat of institution of any proceeding for any such purpose and the Corporation will use its commercially reasonable best efforts to prevent the issue of any such stop order or such order ceasing or suspending the Distribution or the trading in securities of the Corporation and, if any such order is issued, to obtain the lifting thereof as soon as reasonably and commercially practicable.
(c)	Due Diligence. Until the completion of the Distribution, the Corporation shall allow the Advisor and its counsel to participate fully in the preparation of the Qualification Documents and the Transaction Documents and shall allow the Advisor (including its agents, counsel and other representatives) to conduct all reasonable due diligence which the Advisor may wish to conduct in order to fulfill its obligations, and in order to enable the Advisor to responsibly execute any certificate required by Canadian Securities Laws to be executed by the Advisor.

(d)	Consents. Prior to the filing of the Final Prospectus, the Corporation shall deliver to the Advisor a copy of all consents of experts required pursuant to section 4.4 of National Instrument 44–101 Short Form Prospectus Distributions, in form and substance satisfactory to the Advisor.

(e)	Title Opinion. Prior to the commencement of the Early Exercise Period, the Corporation shall deliver to the Advisor a title opinion in the form and with respect to the properties of the Corporation and the Subsidiaries as provided in connection with the March, 2006 equity financing of the Corporation.

(f)	Delivery of Filed Documents. Immediately prior to the filing of the Final Prospectus with the Qualifying Authorities, the Corporation shall deliver to the Advisor:
(i)	a copy of the Final Prospectus, including all Documents Incorporated by Reference therein, and any Supplementary Material in the English language signed and certified as required by the Canadian Securities Laws applicable in the Qualifying Jurisdictions other than the Province of Québec;

(ii)	a copy of the Final Prospectus, including all Documents Incorporated by Reference therein, and any Supplementary Material in the French language signed and certified as required by the Canadian Securities Laws applicable in the Province of Québec;

(iii)	a copy of the Final U.S. Private Placement Memorandum and a copy of each amendment thereto related to or covering the Qualified Securities; and

(iv)	a copy of any other document required to be filed by the Corporation in compliance with the Canadian Securities laws or the U.S. Securities Laws, including a signed copy of all consents and certificates of experts.
(g)	Delivery of Documents at the Time of Filing of Final Prospectus. The Corporation shall deliver to the Advisor contemporaneously with or prior to the filing of the Final Prospectus with the Qualifying Authorities:
(i)	the comfort letter of its auditors, KPMG LLP, referred to in subparagraph 7(a)(iv) of this Agreement in form and substance satisfactory to the Advisor acting reasonably;

(ii)	an opinion of its auditors, KPMG LLP, addressed to, among others, the Advisor, in form and substance satisfactory to the Advisor, to the effect that the French language version of the Financial Information is, in all material respects, a complete and accurate translation of the English language version thereof;

(iii)	an opinion of Québec counsel to the Corporation addressed to, among others, the Advisor, in form and substance satisfactory to the Advisor, to the effect that, except for the Financial Information, as to which they express no opinion, the French language version of each of the Preliminary Prospectus and the Final Prospectus (including all Documents Incorporated by Reference therein, other than the schedule to the Material Change Report filed as of February 1, 2007 which contains a Shareholders Rights Plan in the English language which has not yet been translated) is, in all material respects, a complete and accurate translation of the English version of each of the Preliminary Prospectus and the Final Prospectus, respectively and that such French & English language versions are not susceptible of any materially different interpretation with respect to any material matters contained therein.

(iv)	a letter from the Exchange advising the Corporation of the conditional approval of the listing of the Early Exercise Shares and the Exchange Shares.
(h)	Delivery of Prospectus. The Corporation shall deliver to the Advisor, without charge during the period when the Final Prospectus is required to be delivered under Canadian

Securities Laws, such number of commercial copies of the Final Prospectus (as supplemented or amended) as the Advisor may reasonably request. Such deliveries shall be effected as soon as practicable after compliance with the Canadian Securities Laws applicable in the Province of Ontario pursuant to paragraph (a) of this section 3 and following receipt of all necessary securityholder approvals in connection with the Proposal as well as the approval of Shareholders.

(i)	Supplementary Material. The Corporation shall deliver to the Advisor contemporaneously with or prior to the filing of any Supplementary Material with any Qualifying Authority, a comfort letter from the auditors KPMG LLP, relating to the Supplementary Material in the form and substance of the comfort letter described in subparagraphs (g)(i) of this section 3 provided that where the Supplementary Material is a Prospectus Amendment, the comfort letter shall relate to the financial information contained in such Prospectus Amendment only. The Corporation shall deliver to the Advisor contemporaneously with or prior to the filing of any Supplementary Material with the Autorité des marches financiers opinions relating to the Supplementary Material in the form and substance of the opinions described in subparagraphs (g)(ii) and (g)(iii) of this section 3.

(j)	Continued Compliance with Canadian Securities Laws. In addition to the foregoing, the Corporation will comply with section 57 of the Securities Act (Ontario) and with the comparable provisions of Canadian Securities Laws and, after the date hereof and prior to the completion of the Distribution, the Corporation will promptly advise the Advisor in writing of the full particulars of any material change (as defined in the Securities Act (Ontario)) in the business, operations or capital of the Corporation on a consolidated basis or of any change in any material fact (as defined in the Securities Act (Ontario)) contained or referred to in the Preliminary Prospectus, the Final Prospectus, any Prospectus Amendment or any Supplementary Material which is, or may be, of such a nature as to render any of such documents untrue, false or misleading in any material respect, result in a misrepresentation (as defined in the Securities Act (Ontario)), or result in any of such documents not complying with the laws of any jurisdiction in which the Qualified Securities are to be distributed as part of the Distribution. Subject to paragraph (k) of this section 3, the Corporation will promptly prepare and file with the Qualifying Authorities any amendment or supplement to any of the foregoing documents and take such other actions which in the opinion of the Advisor and the Corporation, each acting reasonably, may be necessary or advisable to correct such untrue or misleading statement or omission.

(k)	Filing of Amendments. The Corporation will not at any time file or make any amendment to the Qualification Documents or any Supplementary Material of which the Advisor shall not have previously been advised and furnished a copy.

(l)	Changes. Notwithstanding anything to the contrary herein, from the date of this Agreement until the end of the period of Distribution, the Corporation shall promptly notify the Advisor in writing of:
(i)	any material change (actual, anticipated or threatened) in the business, operations or capital of the Corporation and the Subsidiaries considered as a whole whether or not arising in the ordinary course of business;

(ii)	any change in any fact contained in the Qualification Documents or any Supplementary Material, which change is or may be of such a nature as to render the Qualification Documents or any Supplementary Material misleading or untrue in any material respect or result in a misrepresentation (as defined in the Securities Act (Ontario)) therein; or

(iii)	any change in applicable laws, which materially and adversely affects, or which would reasonably be expected to materially and adversely affect, the condition (financial or otherwise), or the properties, business, prospects, affairs, operations, assets or liabilities, of the Corporation and the Subsidiaries considered as a whole, the Qualified Securities or the Distribution.
(m)	Use of Proceeds. The Corporation will use the net proceeds received from the exercise of Warrants in the manner specified in the Final Prospectus under the heading “Use of Proceeds”.

(n)	Listing. The Corporation will use commercially reasonable best efforts to effect the listing of the Early Exercise Shares and the Exchange Shares on the Exchange as soon as practicable after the Expiry Date.
Section 4    REPRESENTATIONS AND WARRANTIES OF THE CORPORATION
                    The Corporation represents and warrants to the Advisor as of the date hereof, as of the Effective Date and as of the Expiry Date, and understands that such representations and warranties are being relied upon by the Advisor in entering into this Agreement, as follows:
(a)	Compliance with Prospectus Requirements. The Corporation meets the eligibility requirements for use of a short form prospectus under National Instrument 44-101 — Short Form Prospectus Distributions of the Canadian Securities Administrators. No order suspending the Distribution has been issued by the Qualifying Authorities under Canadian Securities Laws and no proceedings for that purpose have been instituted or are pending or, to the knowledge of the Corporation, are contemplated by any Qualifying Authority, and any request on the part of any Qualifying Authority for additional information has been complied with. At all times up to the Expiry Date:
(i)	the Preliminary Prospectus complied and the Final Prospectus will comply in all material respects with Canadian Securities Laws as interpreted and applied by the Qualifying Authorities;

(ii)	none of the Qualification Documents nor any amendment or supplement thereto contained or will contain an untrue statement of a material fact or omit to state a material fact required to be stated therein, or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading;

(iii)	each of the Qualification Documents, and any Supplementary Material or any amendment or supplement thereto, constituted and will constitute full, true and plain disclosure of all material facts relating to the Corporation and the Subsidiaries considered as a whole and the Qualified Securities, and did not and will not include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, except that the representations and warranties contained in subparagraph (ii) above and this subparagraph (iii) do not apply to statements provided by the Advisor and relating solely to the Advisor contained in the Qualification Documents, any Prospectus Amendment or Supplementary Material;

(iv)	no filing with, or authorization, approval, consent, license, order, registration, qualification or decree of any court or governmental authority or agency is necessary or required for the performance by the Corporation of its obligations under any of the Transaction Documents, in connection with the Distribution or for the consummation of the transactions contemplated by the Transaction Documents, except (i) such as have been obtained, or as may be required, under Canadian Securities Laws, and (ii) such as have been obtained, or as may be required, under the rules of the Exchange; and

(v)	there are no reports or information that in accordance with the requirements of any Qualifying Jurisdiction must be made publicly available in connection with the Distribution that have not been made publicly available as required, there are no documents required to be filed as of the date hereof with any Qualifying Authority in connection with the Preliminary Prospectus or the Final Prospectus that have not been, or will not be, filed as required.
(b)	Incorporation and Organization. The Corporation and each Subsidiary has been incorporated, amalgamated, formed or continued, as the case may be, and organized and is a subsisting corporation under the laws of the jurisdiction where it was incorporated, amalgamated, formed or continued, as the case may be, and has all requisite corporate power and authority to carry on business as now conducted or proposed to be conducted and to own or lease and operate the property and assets thereof and the Corporation has all requisite corporate power and authority to enter into, execute and deliver this Agreement and the Warrant Indenture and to carry out the obligations thereof hereunder and thereunder.

(c)	Extra-provincial Registration. The Corporation and each Subsidiary is licensed, registered or qualified as an extra-provincial or foreign corporation in all jurisdictions where the character of the property or assets thereof owned or leased or the nature of the activities conducted by it make licensing, registration or qualification necessary except where the failure to be so licensed, registered or qualified would not be expected to have a Material Adverse Effect and is carrying on the business thereof in material compliance with all applicable laws, rules and regulations of each such jurisdiction.

(d)	Authorized Capital. The Corporation is authorized to issue, among other things, an unlimited number of Common Shares, of which, as of January 31, 2007, 47,917,908 Common Shares were issued and outstanding as fully paid and non-assessable.

(e)	Issued and Outstanding Warrants. As at the close of business on January 31, 2007, 5,398,250 Warrants were issued and outstanding.

(f)	Listing. The Common Shares are, and on the Effective Date and the Expiry Date will be, listed on the Exchange and the Early Exercise Shares and the Exchange Shares will, at the time of the issue thereof, have been conditionally listed on the Exchange.

(g)	Certain Securities Law Matters. The Common Shares and the Warrants are listed only on the Exchange, the Corporation is a reporting issuer or the equivalent only in the Qualifying Jurisdictions and is not in default of any requirement of the Canadian Securities Laws of any of the Qualifying Jurisdictions and neither the Common Shares nor the Warrants are registered under the U.S. Exchange Act.

(h)	Rights to Acquire Securities. No Person has any agreement, option, right or privilege (whether pre-emptive, contractual or otherwise) capable of becoming an agreement for the purchase, acquisition, subscription for or issue of any of the unissued shares or other securities of the Corporation, except, for, as at January 31, 2007, an aggregate of 11,010,300 Common Shares were reserved for issue pursuant to outstanding options, warrants (excluding the Warrants), share incentive plans, convertible, exercisable and exchangeable securities and other rights to acquire Common Shares.

(i)	Rights Plan. Other than the Shareholder Rights Plan, the directors of the Corporation have not adopted a shareholder rights plan or a similar plan and the Corporation is not party to what is commonly referred to as a shareholder rights plan agreement and neither the issue of the Early Exercise Shares or the Exchange Shares will trigger any right or provision under the Shareholder Rights Plan.

(j)	No Pre-emptive Rights. The issue of the Qualified Securities will not be subject to any pre-emptive right or other contractual right to purchase securities granted by the Corporation or to which the Corporation is subject.

(k)	Material Subsidiaries. The Subsidiaries are the only material subsidiaries of the Corporation.

(l)	Capital of Subsidiaries. All of the outstanding shares of the Subsidiaries are issued and outstanding as fully paid and non-assessable shares and are legally and beneficially owned by the Corporation and no Person has any agreement, option, right or privilege (whether pre-emptive, contractual or otherwise) capable of becoming an agreement for the purchase, acquisition, subscription for or issue of any of the unissued shares or other securities of either of the Subsidiaries or for the purchase or acquisition of any of the outstanding shares or other securities of either of the Subsidiaries.

(m)	Issue of Offered Securities. The Early Exercise Shares and the Exchange Shares have been authorized for issue, all necessary corporate action has been taken to authorize the issue and the delivery of certificates representing the Early Exercise Shares and the Exchange Shares and, upon receipt of the requisite consideration therefor, the Early Exercise Shares and the Exchange Shares will be validly issued as fully paid and nonassessable shares. The Early Exercise Shares and the Exchange Shares conform to all statements relating thereto contained in the Qualification Documents and such description conforms to the statements relating thereto set forth in the Warrant Indenture.

(n)	Consents, Approvals and Conflicts. None of the issue of the Qualified Securities, the execution and delivery of this Agreement or the Second Supplemental Indenture, the compliance by the Corporation with the provisions of this Agreement and the Warrant Indenture or the consummation of the transactions contemplated herein and therein do or will (i) require the consent, approval, or authorization, order or agreement of, or registration or qualification with, any governmental agency, body or authority, court, stock exchange, securities regulatory authority or other Person, except (A) such as have been obtained, or (B) such as may be required under Canadian Securities Laws and the policies of the Exchange, subject to the satisfaction of the conditions set out in the Exchange’s conditional approval letter dated January 26, 2007, or (ii) conflict with or result in any breach or violation of any of the provisions of, or constitute a default under, any indenture, mortgage, deed of trust, lease or other agreement or instrument to which the Corporation or either Subsidiary is a party or by which any of them or any of the properties or assets thereof is bound, or the articles or by-laws or any other constating document of the Corporation or either Subsidiary or any resolution passed by the directors (or any committee thereof) or shareholders of the Corporation or either Subsidiary, or any statute or any judgment, decree, order, rule, policy or regulation of any court, governmental authority, arbitrator, stock exchange or securities regulatory authority applicable to the Corporation or either Subsidiary or any of the properties or assets thereof which could have a material adverse effect on the condition (financial or otherwise), business, properties, prospects, capitalization, assets, or results of operations of the Corporation or either Subsidiary.

(o)	Authority and Authorization. The Corporation has full corporate power and authority to enter into this Agreement and the Second Supplemental Indenture, subject to Warrantholder and Shareholder approval, and to do all acts and things and execute and deliver all documents as are required hereunder and thereunder to be done, observed, performed or executed and delivered by it in accordance with the terms hereof and thereof and the Corporation has taken all necessary corporate action to authorize the execution, delivery and performance of this Agreement and the Second Supplemental Indenture and to observe and perform the provisions of this Agreement and the Second Supplemental Indenture in accordance with the provisions hereof and thereof including, without limitation, the issue of the Qualified Securities to the Warrantholders upon the terms and conditions set forth herein.

(p)	Validity and Enforceability. This Agreement has been, and the Second Supplemental Indenture will have been, authorized, executed and delivered by the Corporation and this Agreement constitutes, and when executed and delivered, the Warrant Indenture will constitute, a valid and legally binding obligation of the Corporation enforceable against the Corporation in accordance with their respective terms except in each case as enforcement thereof may be limited by or subject to the following factors:
(i)	any applicable bankruptcy, reorganization, winding-up, insolvency, moratorium, arrangement or other laws of general application affecting creditors’ rights from time to time;

(ii)	equitable remedies such as an injunction or an order for specific performance may or may not be ordered by a court in its discretion and may therefore not be available in any particular instance;

(iii)	the applicable laws of limitation of actions;

(iv)	the enforcement of any rights of the Advisor against the Corporation with respect to indemnity may be limited by applicable law and may or may not be ordered by a court on grounds of public policy and may therefore not be available in any particular instance;

(v)	enforceability of provisions which purport to sever any provision which is prohibited or unenforceable under applicable law without affecting the enforceability or validity of the remainder of such document will be determined only in the discretion of the court; and

(vi)	enforceability of the provisions exculpating a party from liability or duty otherwise owed by it may be limited under applicable law.
(q)	Public Disclosure. To the best of the Corporation’s knowledge, after due inquiry, each of the documents which contains any of the Information is, as of the date thereof, in compliance in all material respects with Canadian Securities Laws and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and such documents collectively constitute full, true and plain disclosure of all material facts relating to the Corporation and do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, as of the date hereof. There is no fact known to the Corporation which the Corporation has not publicly disclosed which materially adversely affects, or so far as the Corporation can reasonably foresee, will materially adversely affect, the assets, liabilities (contingent or otherwise), capital, affairs, business, prospects, operations or condition (financial or otherwise) of the Corporation or either Subsidiary or the ability of the Corporation to perform its obligations under this Agreement or the Warrant Indenture or which would otherwise be material to any Person intending to make an equity investment in the Corporation.

(r)	Timely Disclosure. The Corporation is in compliance with all material timely disclosure obligations under Canadian Securities Laws and, without limiting the generality of the foregoing, there has not occurred any material adverse change, in the assets, liabilities (contingent or otherwise), capital, affairs, business, prospects, operations or condition (financial or otherwise) of the Corporation or either Subsidiary which has not been publicly disclosed and none of the documents filed by or on behalf of the Corporation pursuant to Canadian Securities Laws contains a misrepresentation at the date of the filing thereof.

(s)	No Cease Trade Order. No order preventing, ceasing or suspending trading in any securities of the Corporation or prohibiting the issue and sale of securities by the Corporation has been issued and no proceedings for either of such purposes have been instituted or, to the best of the knowledge of the Corporation, are pending, contemplated or threatened.

(t)	Accounting Controls. The Corporation maintains a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are completed in accordance with the general or a specific authorization of management of the Corporation; (ii) transactions are recorded as necessary to permit the preparation of consolidated financial statements for the Corporation in conformity with Canadian generally accepted accounting principles and to maintain asset accountability; (iii) access to assets of the Corporation and the Subsidiaries is permitted only in accordance with the general or a specific authorization of management of the Corporation; and (iv) the recorded accountability for assets of the Corporation and the Subsidiaries is compared with the existing assets of the Corporation and the Subsidiaries at reasonable intervals and appropriate action is taken with respect to any differences therein.

(u)	Financial Statements. The audited consolidated financial statements of the Corporation for the years ended December 31, 2005 and December 31, 2004 together with the auditors’ report thereon and the notes thereto and the unaudited consolidated financial statements of the Corporation for the period ended September 30, 2006, together with the notes thereto have been prepared in accordance with Canadian generally accepted accounting principles applied on a basis consistent with prior periods (except as disclosed in such consolidated financial statements), are substantially correct in every particular and present fairly the financial condition and position of the Corporation as at the dates thereof and such consolidated financial statements contain no direct or implied statement of a material fact which is untrue on the date of such consolidated financial statements and do not omit to state any material fact which is required by Canadian generally accepted accounting principles or by applicable law to be stated or reflected therein or which is necessary to make the statements contained therein not misleading.

(v)	Changes in Financial Position: Since September 30, 2006, none of:
(i)	the Corporation or either Subsidiary has paid or declared any dividend or incurred any material capital expenditure or made any commitment therefor;

(ii)	the Corporation or either Subsidiary has incurred any obligation or liability, direct or indirect, contingent or otherwise, except in the ordinary course of business and which is not, and which in the aggregate are not, material; and

(iii)	the Corporation or either Subsidiary has entered into any transaction constituting a material change;
except in each case as disclosed in the Information.

(w)	Insolvency. Neither the Corporation nor either of the Subsidiaries has committed an act of bankruptcy or sought protection from the creditors thereof before any court or pursuant to any legislation, proposed a compromise or arrangement to the creditors thereof generally, taken any proceeding with respect to a compromise or arrangement, taken any proceeding to be declared bankrupt or wound up, taken any proceeding to have a receiver appointed of any of the assets thereof, had any Person holding any encumbrance, lien, charge, hypothec, pledge, mortgage, title retention agreement or other security interest or receiver take possession of any of the material property thereof, had an execution or distress become enforceable or levied upon any portion of the material property thereof or had any petition for a receiving order in bankruptcy filed against it.

(x)	No Contemplated Changes. Except as disclosed in the Information, none of the Corporation or either Subsidiary has approved, is contemplating, has entered into any agreement in respect of, or has any knowledge of any of the following matters that is required to be disclosed:
(i)	the purchase of any Material Property or assets or any interest therein or the sale, transfer or other disposition of any Material Property or assets or any interest therein currently owned, directly or indirectly, by the Corporation or either Subsidiary whether by asset sale, transfer of shares or otherwise; or

(ii)	the change of control (by sale or transfer of shares or sale of all or substantially all of the property and assets of the Corporation or either Subsidiary or otherwise) of the Corporation or either Subsidiary.
(y)	Insurance. The assets of the Corporation and of each Subsidiary and the business and operations thereof are insured against loss or damage with responsible insurers on a basis consistent with insurance obtained by reasonably prudent participants in a comparable business in comparable circumstances, such coverage is in full force and effect and the Corporation and each Subsidiary has not failed to promptly give any notice or present any material claim thereunder.

(z)	Taxes and Tax Returns. The Corporation and each Subsidiary has filed in a timely manner all necessary tax returns and notices and has paid all applicable taxes of whatsoever nature for all tax years prior to the date hereof to the extent that such taxes have become due or have been alleged to be due and neither the Corporation nor either Subsidiary is aware of any tax deficiencies or interest or penalties accrued or accruing, or alleged to be accrued or accruing, thereon where, in any of the above cases, it might reasonably be expected to result in any material adverse change in the condition (financial or otherwise), or in the earnings, business, affairs or prospects of the Corporation or either Subsidiary and there are no agreements, waivers or other arrangements providing for an extension of time with respect to the filing of any tax return by any of them or the payment of any material tax, governmental charge, penalty, interest or fine against any of them. There are no material actions, suits, proceedings, investigations or claims now threatened or pending against the Corporation or either Subsidiary which could result in a material liability in respect of taxes, charges or levies of any governmental authority, penalties, interest, fines, assessments or reassessments or any matters under discussion with any governmental authority relating to taxes, governmental charges, penalties, interest, fines, assessments or reassessments asserted by any such authority and the Corporation and each Subsidiary has withheld (where applicable) from each payment to each of the present and former officers, directors, employees and consultants thereof the amount of all taxes and other amounts, including, but not limited to, income tax and other deductions, required to be withheld therefrom, and has paid the same or will pay the same when due to the proper tax or other receiving authority within the time required under applicable tax legislation.

(aa)	Compliance with Laws, Licenses and Permits. Subject to the qualification contained in paragraph 4(c) hereof, the Corporation and each Subsidiary has conducted and is conducting the business thereof in compliance in all material respects with all applicable laws, rules, regulations, tariffs, orders and directives of each jurisdiction in which it carries on business and possesses all material approvals, consents, certificates, registrations, authorizations, permits and licenses issued by the appropriate provincial, state, municipal, federal or other regulatory agency or body necessary to carry on the business currently carried on, or contemplated to be carried on, by it, is in compliance in all material respects with the terms and conditions of all such approvals, consents, certificates, authorizations, permits and licenses and with all laws, regulations, tariffs, rules, orders and directives material to the operations thereof, and neither the Corporation nor either Subsidiary has received any notice of the modification, revocation or cancellation of, or any intention to modify, revoke or cancel or any proceeding relating to the modification, revocation or cancellation of any such approval, consent, certificate, authorization, permit or license which, singly or in the aggregate, if the subject of an unfavourable decision, order, ruling or finding, would materially adversely affect the conduct of the business or operations of, or the assets, liabilities (contingent or otherwise), condition (financial or otherwise) or prospects of, the Corporation or either Subsidiary.

(bb)	Agreements and Actions. Neither the Corporation nor either Subsidiary is in violation of any term of the articles or by-laws or any constating document thereof. Neither the Corporation nor either Subsidiary is in violation of any term or provision of any agreement, indenture or other instrument applicable to it which would, or could, result in any material adverse effect on the business, condition (financial or otherwise), capital, affairs or operations of the Corporation or either Subsidiary, neither the Corporation nor either Subsidiary is in default in the payment of any material obligation owed which is now due and there is no action, suit, proceeding or investigation commenced, pending or, to the knowledge of the Corporation after due inquiry, threatened which, either in any case or in the aggregate, might result in any material adverse effect on the business, condition (financial or otherwise), capital, affairs, prospects or operations of the Corporation or either Subsidiary or in any of the material properties or assets thereof or in any material liability on the part of the Corporation or either Subsidiary or which places, or could place, in question the validity or enforceability of this Agreement, the Warrant Indenture or any document or instrument delivered, or to be delivered, by the Corporation pursuant hereto or thereto.

(cc)	Owner of Property. Except as disclosed in the Information, the Corporation and the Subsidiaries are the absolute legal and beneficial owner of all of the material property or assets thereof as described in the Information (the “Material Property”), free of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands whatsoever, other than those described in the Information, and no other property rights, other than the rights relating to Mineral Properties, are necessary for the conduct of the business of the Corporation or either Subsidiary as currently conducted or contemplated to be conducted, neither the Corporation nor either Subsidiary knows of any claim or the basis for any claim that might or could materially adversely affect the right thereof to use, transfer or otherwise exploit such rights relating to the Material Property and, except as disclosed in the Information, neither the Corporation nor either Subsidiary has any responsibility or obligation to pay any commission, royalty, licence fee or similar payment to any Person with respect to the Material Property, except as disclosed in the Information.

(dd)	Mineral Rights. Except as disclosed in the Information, the Corporation and the Subsidiaries hold freehold title, mining leases, mining claims or other conventional property, proprietary or contractual interests or rights, recognized in the jurisdiction in which a particular property is located, in respect of the ore bodies and minerals located in properties in which the Corporation and the Subsidiaries have an interest as described in the Information (the “Mineral Properties”) under valid, subsisting and enforceable title documents or other recognized and enforceable agreements or instruments, sufficient to permit the Corporation or applicable Subsidiary to explore the minerals relating thereto, free of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands whatsoever other than as described in the Information, except where the failure to so hold the Mineral Properties would not be expected to have a Material Adverse Effect. The Corporation or the Subsidiaries have all necessary surface rights, access rights and other necessary rights and interests relating to the Mineral Properties in which the Corporation or the Subsidiaries have an interest as described in the Information granting the Corporation or applicable Subsidiary the right and ability to explore for minerals, ore and metals for development purposes as are appropriate in view of the rights and interest therein of the Corporation or applicable Subsidiary, with only such exceptions as do not materially interfere with the use made by the Corporation or applicable Subsidiary of the rights or interests so held and, except as disclosed in the Information, each of the proprietary interests or rights and each of the documents, agreements and instruments and obligations relating thereto referred to above is currently in good standing in the name of the Corporation or a Subsidiary.

(ee)	Property Agreements. Except as disclosed in the Information, any and all of the agreements and other documents and instruments pursuant to which the Corporation or either Subsidiary holds the Material Property, the Mineral Properties and the assets thereof (including any interest in, or right to earn an interest in, any Material Property or any of the Mineral Properties) are valid and subsisting agreements, documents or instruments in full force and effect, enforceable in accordance with terms thereof, neither the Corporation nor either Subsidiary is in default of any of the material provisions of any such agreements, documents or instruments nor has any such default been alleged, and such Material Property, Mineral Properties and assets are in material good standing under the applicable statutes and regulations of the jurisdictions in which they are situated, all leases, licences and claims pursuant to which the Corporation or either Subsidiary derive the interests thereof in such Material Property, Mineral Properties and assets are in material good standing and there has been no material default under any such lease, licence or claim and all taxes required to be paid with respect to such Material Property, Mineral Properties and assets to the date hereof have been paid. None of the Material Property or any of the Mineral Properties (or any interest in, or right to earn an interest in, any Material Property or any of the Mineral Properties ) of the Corporation or either Subsidiary is subject to any right of first refusal or purchase or acquisition right which is not disclosed in the Information.

(ff)	Mineral Information. The information contained in the Qualification Documents relating to the estimates by the Corporation of the proven and probable mineral reserves and mineral resources has been reviewed and verified by the Corporation or independent consultants to the Corporation as disclosed in the Information, except as disclosed in the Information, the mineral reserve and resource information has been prepared in accordance with Canadian industry standards set forth in National Instrument 43–101 — Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators and the method of estimating the mineral reserves and resources has been verified by mining experience, the information upon which the estimates of reserves and resources were based, was, at the time of delivery thereof, complete and accurate in all material respects and there has been no material change to such information since the date of delivery or preparation thereof except as disclosed in the Information.

(gg)	No Defaults. Neither the Corporation nor either Subsidiary is in default of any material term, covenant or condition under or in respect of any judgment, order, agreement or instrument to which it is a party or to which it or any of the property or assets thereof are or may be subject, and no event has occurred and is continuing, and no circumstance exists which has not been waived, which constitutes a default in respect of any commitment, agreement, document or other instrument to which the Corporation or either Subsidiary is a party or by which it is otherwise bound entitling any other party thereto to accelerate the maturity of any material amount owing thereunder or which could have a material adverse effect upon the condition (financial or otherwise), capital, property, assets, operations or business of the Corporation or either Subsidiary.

(hh)	Compliance with Employment Laws. Except as disclosed in the Information, to the best of the knowledge of the Corporation and each Subsidiary after due inquiry, the Corporation and each Subsidiary:
(i)	is in compliance with all applicable laws and regulations respecting employment and employment practices, terms and conditions of employment, pay equity and wages, except where such non-compliance would not constitute an adverse material change to the Corporation or either Subsidiary;

(ii)	has not and is not engaged in any unfair labour practice, and there is no labour strike, dispute, slowdown, stoppage, complaint or grievance pending or, to the best of the knowledge of the Corporation after due inquiry, threatened against the Corporation or either Subsidiary, except where such unfair practices or disputes would not constitute an adverse material change to the Corporation or either Subsidiary; and

(iii)	has no collective bargaining agreement in place or currently being negotiated by the Corporation or either Subsidiary, other than as disclosed in the Continuous Disclosure Materials.
(ii)	Employee Plans. Except as disclosed in the Information, to the best of the knowledge of the Corporation and each Subsidiary, each material plan for retirement, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, pension, incentive or otherwise contributed to, or required to be contributed to, by the Corporation or any Subsidiary has been maintained in material compliance with the terms thereof and with the requirements prescribed by any and all statutes, orders, rules, policies and regulations that are applicable to any such plan except where such non-compliance would not constitute an adverse material change to the Corporation or either Subsidiary.

(jj)	Accrual. To the knowledge of the Corporation after due enquiry, except as disclosed in the Information, all material accruals for unpaid vacation pay, premiums for unemployment insurance, health premiums, federal or provincial pension plan premiums, accrued wages, salaries and commissions and payments for any plan for any officer, director, employee or consultant of the Corporation or either Subsidiary have been accurately reflected in the books and records of the Corporation.

(kk)	Environmental Compliance. Except as disclosed in the Information, the Corporation and the Subsidiaries:
(i)	and the property, assets and operations thereof comply in all material respects with all applicable Environmental Laws (which term means and includes, without limitation, any and all applicable international, federal, provincial, state, municipal or local laws, statutes, regulations, treaties, orders, judgments, decrees, ordinances, official directives and all authorizations relating to the environment, occupational health and safety), or any Environmental Activity (which term means and includes, without limitation, any past or present activity, event or circumstance in respect of a Contaminant (which term means and includes, without limitation, any pollutants, dangerous substances, liquid wastes, hazardous wastes, hazardous materials, hazardous substances or contaminants or any other matter including any of the foregoing, as defined or described as such pursuant to any applicable Environmental Law), including, without limitation, the storage, use, holding, collection, purchase, accumulation, assessment, generation, manufacture, construction, processing, treatment, stabilization, disposition, handling or transportation thereof, or the release, escape, leaching, dispersal or migration thereof into the natural environment, including the movement through or in the air, soil, surface water or groundwater));

(ii)	have not sent, given or filed any notice of, and do not have any knowledge of, and have not received any notice of, any material claim, judicial or administrative proceeding, pending or threatened against, or which to the knowledge of the Corporation may materially affect, either the Corporation or either Subsidiary or any of the property, assets or operations thereof, relating to, or alleging any material violation of any Environmental Laws, the Corporation is not aware of any facts which could give rise to any such claim or judicial or administrative proceeding and neither the Corporation nor either Subsidiary nor any of the property, assets or operations thereof is the subject of any such investigation, evaluation, audit or review by any Governmental Authority (which term means and includes, without limitation, any national, federal government, province, state, municipality or other political subdivision of any of the foregoing, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government and any corporation or other entity owned or controlled (through stock or capital ownership or otherwise) by any of the foregoing) to determine whether any material violation of any Environmental Laws has occurred or is occurring or whether any remedial action is needed in connection with a release of any Contaminant into the environment, except for compliance investigations conducted in the normal course by any Governmental Authority;

(iii)	do not store any hazardous or toxic waste or substance on the property thereof and have not disposed of any hazardous or toxic waste, in each case in a manner contrary to any applicable Environmental Laws, and there are no Contaminants on any of the premises at which the Corporation or either Subsidiary carries on business, in each case other than in material compliance with Environmental Laws; and

(iv)	are not subject to any contingent or other liability relating to non-compliance with material Environmental Law.
(ll)	No Litigation. Except as disclosed in the Information, there are no actions, suits, proceedings, inquiries or investigations existing, pending or, to the knowledge of the Corporation after due inquiry, threatened against or which adversely affect the Corporation or either Subsidiary or to which any of the property or assets thereof is subject, at law or equity, or before or by any court, federal, provincial, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, which may in any way materially adversely affect the condition (financial or otherwise), capital, property, assets, operations or business of the Corporation or either Subsidiary or the ability of any of them to perform the obligations thereof and neither the Corporation nor either Subsidiary is subject to any judgment, order, writ, injunction, decree, award, rule, policy or regulation of any Governmental Authority (as defined in clause 4(kk)(ii) above), which, either separately or in the aggregate, may result in a material adverse effect on the condition (financial or otherwise), capital, property, assets, operations or business of the Corporation or either Subsidiary or the ability of the Corporation to perform its obligations under this Agreement or the Warrant Indenture. The aggregate of all pending legal or governmental proceedings to which the Corporation or any Subsidiary is a party or to which any of their respective property or assets is subject which are not described in the Qualification Documents or the Supplementary Material include only ordinary routine litigation incidental to the business, properties and assets of the Corporation and the Subsidiaries and would not reasonably be expected to result in a Material Adverse Effect.

(mm)	Intellectual Property. The Corporation or a Subsidiary owns or possesses adequate enforceable rights to use all trademarks, copyrights and trade secrets used or proposed to be used in the conduct of the business thereof and, to the knowledge of the Corporation, neither the Corporation nor either Subsidiary is infringing upon the rights of any other Person with respect to any such trademarks, copyrights or trade secrets and no other Person has infringed any such trademarks, copyrights or trade secrets.

(nn)	Non-Arm’s Length Transactions. Except as disclosed in the Information, neither the Corporation or either Subsidiary owes any amount to, nor has the Corporation or either Subsidiary any present loans to, or borrowed any amount from or is otherwise indebted to, any officer, director, employee or securityholder of any of them or any Person not dealing at “arm’s length” (as such term is defined in the Income Tax Act (Canada)) with any of them except for usual employee reimbursements and compensation paid in the ordinary and normal course of the business of the Corporation or either Subsidiary. Except usual employee or consulting arrangements made in the ordinary and normal course of business or as disclosed in the Information, neither the Corporation nor either Subsidiary is a party to any contract, agreement or understanding with any officer, director, employee or securityholder of any of them or any other Person not dealing at arm’s length with the Corporation and the Subsidiaries.

(oo)	Material Contracts. Other than this Agreement, the only material contracts to which the Corporation or any Subsidiary is a party or by which any of them are bound are the agreements set out under the heading “Material Contracts” in the annual information form dated March 30, 2006 of the Corporation.

(pp)	Minute Books. The minute books of the Corporation, are complete and accurate in all material respects.

(qq)	No Material Adverse Change in Business. There has not been any material change in the assets, liabilities or obligations (absolute, contingent or otherwise) of the Corporation from the position set forth in the Qualification Documents or in press releases disseminated by the Corporation and there has not been any material adverse change in the business, operations, capital, condition (financial or otherwise) or results of operations of the Corporation and the Subsidiaries taken as a whole since December 31, 2005, except as disclosed in the Qualification Documents and, since that date, there have been no material facts, transactions, events or occurrences, other than as disclosed in the Information and in the Qualification Documents, that could reasonably be expected to materially adversely affect the capital, assets, liabilities (absolute, accrued, contingent or otherwise), business, operations or condition (financial or otherwise) or results of operations of the Corporation and the Subsidiaries taken as a whole that have not been disclosed in the Information or the Qualification Documents.

(rr)	Transfer Agent and Registrar. Computershare at its principal office in Toronto, Ontario has been appointed transfer agent and registrar for the Common Shares and warrant agent under the Warrant Indenture.

(ss)	Auditor. KPMG LLP, the auditors of the Corporation who audited the audited consolidated financial statements of the Corporation contained in the Qualification Documents are independent public accountants as required by Canadian Securities Laws and there has never been any reportable event (within the meaning of National Instrument 51-102 — Continuous Disclosure Obligations of the Canadian Securities Administrators) with the present or, the knowledge of the Corporation, any former auditor of the Corporation.

(tt)	No Broker’s or Finder’s Fee. Except for the Advisor, there is no Person acting or purporting to act at the request of the Corporation, who is entitled to any brokerage or finder’s fee in connection with the Proposal or other transactions contemplated by this Agreement and in the event any Person acting or purporting to act for the Corporation establishes a claim for any such fee from Warrantholders acquiring Qualified Securities, the Corporation covenants to indemnify and hold harmless the Advisor with respect thereto and with respect to all costs incurred in the defence thereof.

(uu)	Qualified Investments. Upon listing on the Exchange, the Early Exercise Shares and the Exchange Shares will be qualified investments under the Income Tax Act (Canada) and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans.

(vv)	Significant Acquisitions/Dispositions. The Corporation has not completed any “significant acquisition”, “significant disposition” nor is it proposing any “probable acquisition” (as such terms are defined in National Instrument 44-101 — Short Form Prospectus Distributions of the Canadian Securities Administrators) that would require the inclusion of any additional financial statements or pro forma financial statements in the Final Prospectus pursuant to Canadian Securities Laws that are not otherwise incorporated by reference into the Final Prospectus.

(ww)	Market Manipulation. Neither the Corporation nor, to the best knowledge of the Corporation, any of the officers, directors or affiliates of the Corporation has taken, nor by the Expiry Date will have taken, directly or indirectly, any action which constitutes, or might reasonably be expected to constitute, the stabilization or manipulation of the price of the Common Shares.

(xx)	Secondary Market Liability. To the knowledge of the Corporation, the Corporation is not aware of any circumstances presently existing under which liability is or could reasonably be expected to be incurred under Part XXIII — Civil Liability for Secondary Market Disclosure of the Securities Act (Ontario).

(yy)	Investment Company Status. The Corporation is not, and upon consummation of the transactions contemplated hereby will not be, an “investment company” or an entity “controlled by an investment company” as such terms are defined in the United States Investment Company Act of 1940, as amended.

(zz)	U.S. Solicitations. Except for (i) solicitations of Persons that the Corporation had or has, as applicable, reasonable grounds to believe, and did or does, as applicable, believe, were or are Accredited Investors for the early exercise of the Warrants of such Accredited Investors and (ii) the issue of Common Shares to Persons that are Accredited Investors on the exercise of the Warrants of such Accredited Investors or in exchange for the Warrants, in each case in accordance with the procedures set out in the U.S. Memorandum (including delivery of the representation letter attached as exhibit B thereto), neither the Corporation nor any of its affiliates, nor any Person acting on its or their behalf (other than the Advisor, its affiliates (including the U.S. Affiliate thereof)) or any Person acting on their behalf in respect of which no representation is made), (i) has made or will make any solicitation for the early exercise of the Warrants to a Person in the United States or a U.S. Person, or (ii) has or will issue any Common Shares upon the exercise or exchange of Warrants to any Person who is in the United States or is a U.S. Person, in each case at the time of the exercise or exchange, as applicable.

(aaa)	No General Solicitation. None of the Corporation, any of its affiliates nor any Person acting on its or their behalf (other than the Advisor) and its affiliates (including the U.S. Affiliate) or any Person acting on their behalf in respect of which no representation is made), (i) has solicited the early exercise of the Warrants in the United States by means of any form of General Solicitation or General Advertising or in any manner involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act, or (ii) has engaged or will engage in any Directed Selling Efforts with respect to the solicitation of the early exercise of Warrants.

(bbb)	Foreign Issuer. The Corporation is a Foreign Issuer with no Substantial U.S. Market Interest in the Common Shares.

(ccc)	Integration. Except with respect to the offer and issue of Common Shares upon the early exercise of the Warrants, the Corporation has not, for a period of six months prior to the commencement of the solicitation for the early exercise of the Warrants, sold, offered for sale or solicited any offer to buy any of its securities in the United States in a manner that would be integrated with the solicitation for the early exercise of the Warrants, and would cause the exemption from registration set forth in Rule 506 of Regulation D to become unavailable with respect to the solicitation for the early exercise of the Warrants.
Section 5    APPOINTMENT OF ADVISOR
                    The Advisor is hereby exclusively appointed and authorized by the Corporation to act as advisor to the Corporation with respect to the Proposal on the terms and subject to the conditions of this Agreement. In this regard, the Advisor will:
(a)	organize and coordinate the solicitation efforts of Canadian investment dealers in connection with the Proposal;

(b)	if required, prepare a confidential information memorandum for internal distribution to members of the Soliciting Dealer Group (as defined below);

(c)	coordinate the marketing of the Proposal to Warrantholders;

(d)	make direct calls to individual Warrantsholders, where the Advisor considers it appropriate;

(e)	provide the Corporation with frequent updates regarding the status of solicitation efforts;

(f)	provide advice to the Corporation with respect to applications to the Exchange, the process and documentation required for approval of the Proposal by Warrantholders (and, if requested, shareholders of the Corporation), including soliciting approvals by the Warrantholders and the shareholders, as required.
                    The Advisor may, at its sole discretion, involve other licensed dealers, brokers and investment dealers (the “Soliciting Dealer Group”) for the purpose of soliciting acceptances of the Proposal from Warrantholders in Canada, and broker-dealers registered in the United States and members of the NASD, Inc., for the purpose of soliciting acceptances of the Proposal from Warrantholders in the United States.
Section 6    COMPENSATION OF THE ADVISOR
                    In connection with the Proposal, the Advisor has provided an opinion dated as of February 1, 2007 to the directors of the Corporation (the “Fairness Opinion”) as to the fairness, from a financial point of view, of the issue of the Early Exercise Shares and the Exchange Shares pursuant to the Warrant Amendment to the shareholders of the Corporation. In return for rendering the Fairness Opinion and the services provided in respect of the Distribution, including (i) acting as a financial advisor to the Corporation in connection with the Proposal, (ii) providing analysis and advice to the Corporation in connection with the Warrant Amendment, (iii) assisting management of the Corporation with marketing the Proposal, (iv) participating in the preparation and review of documents in connection with the Warrant Amendment, (v) acting as a soliciting dealer with respect to soliciting affirmative securityholder votes in connection with the early exercise of the Warrants, (vi) forming and co-managing a soliciting dealer group in connection with the Warrantholders’ meeting, and (vii) the services to be provided by the Advisor under this Agreement including assisting in the preparation of the Qualification Documents and any Supplementary Material and performing administrative work in connection with the Distribution of the Qualified Securities, the Corporation agrees to pay to the Advisor the Advisory Fees on the basis of 3.0% of the exercise price for each Warrant that has been submitted for exercise in connection with the Proposal (subject to a maximum fee in respect of any single beneficial holder of Warrants, if required by the Exchange), payable to the Advisor on the days on which the Corporation receives the exercise price in connection with Warrants exercised under the Proposal as varied, extended or otherwise amended.
Section 7    CONDITIONS OF THE ADVISOR’S OBLIGATIONS
(a)	The obligations of the Advisor hereunder are subject to the following conditions, which conditions are for the sole benefit of the Advisor and may be waived by the Advisor in its sole discretion:
(i)	Certificate of Officers. The Corporation delivering on the Effective Date and the Expiry Date a certificate signed on behalf of the Corporation by the Chief Executive Officer of the Corporation and the Chief Financial Officer of the Corporation, or such other senior officers of the Corporation as may be acceptable to the Advisor, addressed to the Advisor and dated the Effective Date and the Expiry Date respectively, in a form satisfactory to the Advisor, acting reasonably, certifying for and on behalf of the Corporation, and not in their personal capacities, that:
A.	the Corporation has complied in all material respects with all of the covenants and satisfied all of the terms and conditions of this Agreement on its part to be complied with and satisfied at or prior to the Effective Date or Expiry Date, as the case may be;

B.	no order, ruling or determination (including any stop order) having the effect of ceasing or suspending trading in any securities of the Corporation or prohibiting the Distribution or the distribution of any of the issued securities of the Corporation has been issued and no proceeding for such purpose is pending or, to the knowledge of such officers, threatened by any securities regulatory authority or stock exchange in Canada;

C.	the Corporation is a “reporting issuer” or its equivalent under Canadian Securities Laws, not in default, and is eligible to file a short form prospectus under National Instrument 44-101 — Short Form Prospectus Distributions;

D.	no material change relating to the Corporation and the Subsidiaries, considered as a whole, has occurred since the date of this Agreement with respect to which the requisite material change report has not been filed and no such disclosure has been made on a confidential basis that remains subject to confidentiality;

E.	all of the representations and warranties made by the Corporation in this Agreement are true and correct as of the Effective Date and the Expiry Date with the same force and effect as if made at and as of the Effective Date and the Expiry Date, as the case may be, after giving effect to the transactions contemplated hereby; and

F.	except as provided in a Prospectus Amendment, there has been no change in any material fact (which includes the disclosure of any previously undisclosed material fact) contained in the Final Prospectus which fact or change is, or may be, of such a nature as to render any statement in the Final Prospectus misleading or untrue in any material respect or which would result in a misrepresentation in the Final Prospectus or which would result in the Final Prospectus not complying with Canadian Securities Laws.
(ii)	Prospectus. The Corporation receiving an MRRS Decision Document in respect of the Final Prospectus by the time set forth in paragraph 3(a) of this Agreement.

(iii)	Adverse Proceedings. At the Effective Date and the Expiry Date, no order, ruling or determination having the effect of ceasing or suspending trading in any securities of the Corporation or prohibiting the Distribution or the distribution of any securities of the Corporation and no proceeding for such purpose being pending or, to the knowledge of the Corporation, threatened by any securities regulatory authority or stock exchange in Canada.

(iv)	Auditor Comfort Letters. The Corporation causing its auditors to deliver to the Advisor (A) the comfort letter described in subparagraph 3(g)(i) of this Agreement, (B) a comfort letter, dated the Effective Date, in form and substance satisfactory to the Advisor, acting reasonably, bringing forward to a date not more than two Business Days prior to the Effective Date, the information contained in the comfort letter referred to in (A) above, (C) a comfort letter, dated the Expiry Date, in form and substance satisfactory to the Advisor, acting reasonably, bringing forward to a date not more than two Business Days prior to the Expiry Date, the information contained in the comfort letter referred to in (B) above, and, in each case, such letters shall relate to the verification of the Financial Information and accounting data and other numerical data of a financial nature contained in the Qualification Documents. Such letters shall further state that:
A.	such auditors are independent with respect to the Corporation within the meaning of Canadian Securities Laws;

B.	such auditors have performed the procedures set forth in section 7050 of the CICA Handbook on the unaudited financial statements included in the Qualification Documents and nothing has come to their attention that caused them to believe that such unaudited financial statements did not comply in all material respects with the applicable accounting requirements of Canadian Securities Laws; and

C.	in the opinion of such auditors the financial statements of the Corporation comprising a part of the Financial Information comply in all material respects with applicable accounting requirements of Canadian Securities Laws;
and shall address such other matters as the Advisor shall reasonably request.

(v)	Opinion of Canadian Counsel to the Corporation. The Advisor receiving at the Effective Date, a favourable legal opinion from Miller Thomson LLP, Canadian counsel to the Corporation, and local counsel acceptable to counsel to the Corporation and counsel to the Advisor, acting reasonably (who may rely, to the extent appropriate in the circumstances, as to matters of fact on certificates of officers, public and Exchange officials or Computershare), to the effect set forth below and to such further effect as counsel to the Advisor may reasonably request:
A.	The Corporation has been amalgamated, is existing and has not been dissolved under the Business Corporations Act (Ontario). The Corporation has all necessary corporate power and capacity to own, lease and operate its property and assets and to conduct its business at and in the places where such property and assets are now owned, leased or operated or such business is now conducted.

B.	The Corporation is authorized to issue, among other things, an unlimited number of Common Shares, of which, as of the close of business on January 31, 2007, 47,917,908 Common Shares are outstanding as fully paid and non-assessable shares. The Corporation is authorized to issue an unlimited number of Warrants, of which, as of the close of business on January 31, 2007, 5,398,250 Warrants and 343,050 unlisted warrants of the Corporation are outstanding.

C.	The Corporation is a reporting issuer or the equivalent thereof in each of the Qualifying Jurisdictions and is not included in the list of defaulting reporting issuers maintained pursuant to the laws of such provinces.

D.	The Corporation has all necessary corporate power and capacity, and has taken all necessary corporate action, to authorize, execute and deliver the Qualification Documents and the Transaction Documents and to perform all of its obligations thereunder, including the issue of the Early Exercise Shares and the Exchange Shares, and the Qualification Documents and the Transaction Documents have been executed and delivered by the Corporation and constitute a legal, valid and binding obligation of, and are enforceable against, the Corporation in accordance with their respective terms (subject to bankruptcy, insolvency or other laws affecting the rights of creditors generally, general equitable principles including the availability of equitable remedies and the qualification that no opinion need be expressed as to rights to indemnity, contribution and waiver of contribution).

E.	The authorization, execution and delivery by the Corporation of each of the Transaction Documents, the performance of the respective terms thereof by the Corporation and the issue and delivery on or after the Effective Date and until the Expiry Date of the Early Exercise Shares and the Exchange Shares to the Warrantholders as contemplated do not and will not (i) require the consent, approval or authorization of, or registration or qualification with, any governmental authority, stock exchange, securities regulatory authority or other Person, except such as have been obtained, (ii) conflict with or result in any breach or violation of the articles or by-laws of, or any resolution of the directors or shareholders of, the Corporation or any agreement or other instrument to which the Corporation is a party or by which it is bound, (iii) violate the provisions of any law, statute, rule or regulation to which the Corporation or the property or assets thereof is subject, or (iv) breach any judgment, order or decree of any court, governmental authority, agency, tribunal, arbitrator, stock exchange or securities regulatory authority or other authority to which the Corporation or any of the property or assets thereof is subject.

F.	All documents required to be filed by the Corporation and all proceedings required to be taken by the Corporation under Canadian Securities Laws have been filed and taken, as the case may be, in order to qualify the Distribution to the Warrantholders of the Qualified Securities in each of the Qualifying Jurisdictions.

G.	The Early Exercise Shares and the Exchange Shares have been conditionally approved for listing on the Exchange.

H.	When issued and delivered in accordance with the terms and conditions of the Warrant Indenture, the Early Exercise Shares and the Exchange Shares will be validly issued by the Corporation as fully paid and nonassessable shares of the Corporation.

I.	Computershare at its principal office in Toronto, Ontario has been appointed as the registrar and transfer agent for the Common Shares and as the warrant agent under the Warrant Indenture.

J.	The attributes of the Qualified Securities conform in all material respects to the description thereof in the Final Prospectus.

K.	Upon the listing on the Exchange, the Early Exercise Shares and the Exchange Shares will be qualified investments under the Income Tax Act (Canada) and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans.

L.	The statements set forth in the Final Prospectus under the heading “Canadian Federal Income Tax Considerations”, insofar as they purport to describe the provisions of the laws referred to therein, are a fair summary of the matters discussed therein, acceptable in all reasonable respects to the Advisor.

(vi)	Opinion of U.S. Counsel to the Corporation. The Advisor receiving at the Effective Date, a favourable legal opinion addressed to the Advisor dated the Effective Date, from Hinckley Allen Snyder LLP, United States counsel to the Corporation, to the effect that, in connection with the offer of the Common Shares to be issued in the United Sates or to U.S. Persons upon the exercise or exchange of Warrants and the issue of such Common Shares in the United or to U.S. Persons, it is not necessary to register such offering and issue of Common Shares under the U.S. Securities Act, it being understood that no opinion is expressed as to any subsequent resale of such Common Shares or any other exercise of the Warrants and that, in giving such opinion, such counsel may rely upon the covenants, representations and warranties of the Corporation and the Advisor set forth in this Agreement, and may assume compliance by Warrantholders with the “Instructions to Participants and Registered Holders” provided to The Canadian Depository For Securities and to The Depository Trust Company for the purpose of notifying participants of such depositories.

(vii)	The Exchange. As soon as practicable after the Expiry Date, the Early Exercise Shares and the Exchange Shares will be listed, or conditionally listed, for trading on the Exchange.

(viii)	Other Documentation. The Advisor receiving at the Effective Date or Expiry Date, as applicable, such further certificates, opinions of counsel and other documentation from the Corporation as may be contemplated herein or as the

Advisor may reasonably require; provided, however, that the Advisor shall request any such certificate or document within a reasonable period prior to the Effective Date or Expiry Date, as the case may be, that is sufficient for the Corporation to obtain and deliver such certificate or document, and provided further that any such further certificates, opinions or other documentation requested by the Advisor are customary for a transaction of the nature contemplated hereby taking into account the nature of the business conducted by the Corporation and the Subsidiaries.
Section 8    TERMINATION OF AGREEMENT
(a)	The Corporation agrees that all material terms and conditions of this Agreement shall be construed as conditions and complied with so far as they relate to acts to be performed or caused to be performed by it, that it will use its reasonable best efforts to cause such conditions to be complied with, and that any material breach or failure by the Corporation to comply with any such conditions shall entitle the Advisor to terminate the obligations thereof hereunder by notice to that effect given to the Corporation at or prior to the Expiry Date, unless otherwise expressly provided in this Agreement. The Advisor may waive, in whole or in part, or extend the time for compliance with, any terms and conditions without prejudice to their rights in respect of any other of such terms and conditions or any other or subsequent breach or non-compliance, provided that any such waiver or extension shall be binding upon the Advisor only if such waiver or extension is in writing and signed by the Advisor.

(b)	The Advisor shall use reasonable efforts to give notice to the Corporation (in writing or by other means) of the occurrence of any of the events referred to in paragraph (a) of this section 7, provided that neither the giving nor the failure to give such notice shall in any way affect the entitlement of the Advisor to exercise the right of termination provided in paragraph 7(a) of this Agreement at any time prior to or at the Expiry Date.

(c)	The right of termination contained in this section may be exercised by the Advisor and is in addition to any other rights or remedies the Advisor may have in respect of any default, act or failure to act or non-compliance by the Corporation in respect of any of the matters contemplated by this Agreement.

(d)	If the obligations of the Advisor are terminated under this Agreement pursuant to the right of termination provided in paragraph 8(a) of this Agreement, the liabilities of the Corporation to the Advisor shall be limited to the obligations of the Corporation under sections 6, 9, 10 and 12 of this Agreement.
Section 9    INDEMNITY
(a)	The Corporation covenants and agrees to protect, indemnify, and save harmless the Advisor, each of its affiliates and each of their respective directors, officers, employees and agents and each Person, if any, who controls the Advisor or the U.S. Affiliate within the meaning of section 15 of the U.S. Securities Act or section 20 of the U.S. Exchange Act (individually an “Indemnified Party” and collectively the “Indemnified Parties”), against all losses (other than loss of profit), claims, damages, suits, liabilities, costs, damages or expenses caused or incurred, whether directly or indirectly, by reason of:

(i)	any statement, other than a statement provided by the Advisor and relating solely to the Advisor contained in the Qualification Documents, in any Prospectus Amendment or in any Supplementary Material that has been filed by or on behalf of the Corporation in connection with the Distribution under Canadian Securities Laws which at the time and in the light of the circumstances under which it was made contains or is alleged to contain a misrepresentation (as such term is defined in the Securities Act (Ontario)) or any misstatement of a material fact;

(ii)	the omission or alleged omission to state in the Qualification Documents, in any Prospectus Amendment or in any Supplementary Material or any certificate of the Corporation delivered hereunder or pursuant hereto, any material fact (other than a material fact provided by the Advisor and relating solely to the Advisor) required to be stated therein or necessary to make any statement therein not misleading;

(iii)	any order made, or inquiry, investigation or proceeding commenced by any securities regulatory authority or other competent authority based upon any untrue statement or omission or alleged untrue statement or omission in the Qualification Documents, in any Prospectus Amendment or in any Supplementary Material, other than a statement provided by the Advisor and relating solely to the Advisor in the section “Plan of Distribution” contained in the Qualification Documents, in any Prospectus Amendment or in any Supplementary Material, which prevents or restricts the trading in the Common Shares or the Distribution in any of the Qualifying Jurisdictions or the United States;

(iv)	the Corporation not complying with any requirement of Canadian Securities Laws or U.S. Securities Laws in connection with the transactions herein contemplated, including non-compliance with any statutory requirement to make any document available for inspection; or

(v)	the breach of, or default under, any term, condition, covenant or agreement of the Corporation made or contained herein or in any other document of the Corporation delivered pursuant hereto or made by the Corporation in connection with the Distribution or any representation or warranty of the Corporation made or contained herein or in any other document of the Corporation delivered pursuant hereto or in connection with the Distribution being or being alleged to be untrue, false or misleading.
(b)	To the extent that the indemnity contained in paragraph 8(a) hereof is given in favour of a Person who is not a party to this Agreement, the Corporation hereby constitutes the Advisor as trustee for such Person for such indemnity and the covenants given by the Corporation to such Person in this Agreement. The Advisor hereby accepts such trust and holds such indemnity and covenants for the benefit of such Persons. The benefit of such indemnity and covenants shall be held by the Advisor in trust for the Persons in favour of whom such indemnities and covenants are given and may be enforced directly by such Persons.

(c)	If any matter or thing contemplated by this section shall be asserted against any Indemnified Party in respect of which indemnification is or might reasonably be considered to be provided, such Indemnified Party will notify the Corporation as soon as possible of the nature of such claim (provided that omission to so notify the Corporation will not relieve the Corporation of any liability which it may otherwise have to the Indemnified Party hereunder, except to the extent the Corporation is materially prejudiced by such omission) and the Corporation shall be entitled (but not required) to assume the defence of any suit brought to enforce such claim; provided, however, that the defence shall be through legal counsel reasonably acceptable to such Indemnified Party and that no settlement may be made by the Corporation or such Indemnified Party without the prior written consent of the other, such consent not to be unreasonably withheld.

(d)	In any such claim, such Indemnified Party shall have the right to retain other legal counsel to act on behalf of such Indemnified Party, provided that the fees and disbursements of such other legal counsel shall be paid by such Indemnified Party, unless: (i) the Corporation and such Indemnified Party mutually agree to retain other legal counsel; or (ii) the representation of the Corporation and such Indemnified Party by the same legal counsel would be inappropriate due to actual or potential differing interests, in which event such fees and disbursements shall be paid by the Corporation to the extent that they have been reasonably incurred, provided that in no circumstances will the Corporation be required to pay the fees and expenses of more than one set of legal counsel for all Indemnified Parties.
Section 10  CONTRIBUTION
                    In order to provide for just and equitable contribution in circumstances in which the indemnity contained in section 9 hereof is, for any reason of policy or otherwise, held to be unavailable to or unenforceable by, in whole or in part, an Indemnified Person other than in accordance with the provisions of section 9 hereof, the Corporation shall contribute to the aggregate losses (other than a loss of profit), claims, damages, payments, liabilities, costs, fines, penalties and expenses (including the amount paid in settlement of any claim, action, suit or proceeding and the reasonable fees and expenses of counsel incurred obtaining advice in respect of, or in defending or settling, any such claim, action, suit or proceeding) of the nature contemplated by such indemnity incurred or paid by the Indemnified Person in such proportion as is appropriate to reflect not only the relative benefits received by the Corporation on the one hand and the Indemnified Person on the other hand in connection with the Distribution but also the relative fault of the Corporation on the one hand and the Indemnified Person on the other hand in connection with the matters, things and actions which resulted in such losses, claims, damages, payments, liabilities, costs, fines, penalties or expenses as well as any other relevant equitable considerations or, if such allocation is not permitted by applicable law, in such proportion so that the Indemnified Person shall be responsible for the proportion represented by the percentage that the Advisory Fees bears to the gross proceeds realized by the Corporation from the Distribution and the Corporation shall be responsible for the balance, whether or not they are a party to the same or separate claims; provided, however, that no Person who has engaged in any dishonesty, fraud, fraudulent misrepresentation, negligence or wilful default shall be entitled to contribution from any Person who has not engaged in any dishonesty, fraud, fraudulent misrepresentation, negligence or wilful default and further provided that in no event shall the Indemnified Persons in the aggregate be responsible for any amount in excess of the Advisory Fees actually received from the Corporation and retained by the Advisor. For purposes of this section 10, relative fault shall be determined by reference to, among other things, whether any untrue or alleged untrue statement of a material fact or any omission or alleged omission to state a material fact relates to information supplied by the Corporation on the one hand or the Advisor on the other hand and the relevant intent, knowledge, access to information and opportunity to correct or prevent any such untrue statement or omission of the Corporation and the Indemnified Person. In the event that the Corporation is held to be entitled to contribution from the Advisor under the provisions of any statute or law, the Corporation shall be limited to such contribution in an amount not exceeding the lesser of:
(i)	the portion of the amount of the loss or liability giving rise to such contribution for which the Advisor is responsible as determined in accordance with this section 10; and

(ii)	the amount of the Advisory Fees actually received from the Corporation and retained by the Advisor.
For purposes of this section 10, each party hereto shall give prompt notice to the other party hereto of any claim, action, suit or proceeding threatened or commenced in respect of which a claim for contribution may be made under this section 9 but the omission to so notify such party shall not relieve the party from whom contribution may be sought from any obligation it may otherwise have under this section, except to the extent that the party from whom contribution may be sought is materially prejudiced by such omission. The right to contribution provided herein shall be in addition to and not in derogation of any other right to contribution which the Advisor may have by statute or otherwise by law.
Section 11  SEVERABILITY
                    If any provision of this Agreement is determined to be void or unenforceable in whole or in part, it shall be deemed not to affect or impair the validity of any other provision of this agreement and such void or unenforceable provision shall be severed from this Agreement.
Section 12  EXPENSES
                    In addition to the Advisory Fees payable by the Corporation to the Advisor pursuant to section 5 of this Agreement, the Corporation agrees to pay to the Advisor its reasonable third party expenses of or incidental to the performance of its obligations under this Agreement, including the costs of preparation, printing and delivery of the Transaction Documents, Qualification Documents, other transaction materials and a confidential information memorandum and the reasonable disbursements of the Advisor. The Corporation expressly does not agree to pay the fees and disbursements of counsel to the Advisor.
Section 13  REMEDIES
                    The right of termination contained in section 7 of this Agreement is in addition to any other rights or remedies the Advisor has in respect of any default, act or failure to act or non-compliance by the Corporation in respect of any matters contemplated by this Agreement.
Section 14  SURVIVAL
                    All warranties, representations, covenants and agreements of the Corporation herein contained or contained in documents submitted or required to be submitted pursuant to this Agreement shall survive the issue of the Early Exercise Shares and the Exchange Shares to the Warrantholders and shall continue in full force and effect, regardless of the completion of the Distribution and regardless of any investigation which may be carried on by the Advisor until the Survival Limitation Date. Without any limitation of the foregoing, the provisions contained in this Agreement in any way related to the indemnification or the contribution obligations shall survive and continue in full force and effect indefinitely.

Section 15  TIME OF THE ESSENCE AND GOVERNING LAWS
                    Time shall be of the essence in this Agreement. This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.
Section 16  NOTICES
                    All notices or other communications by the terms hereof required or permitted to be given by one party to another shall be given in writing by personal delivery or by facsimile delivered to such other party as follows:
(a)      to the Corporation at:
Jaguar Mining Inc.
48 Pleasant Street
Concord, NH 03301
United States
Attention:     President and Chief Executive Officer
Fax No.:       (603)-228-8045
with a copy (but not as notice) to:

Miller Thomson LLP
Scotia Plaza
40 King Street West, Suite 5800
P.O. Box 1011
Toronto, Ontario M5H 3S1
Attention:     Brian Levett
Fax No.:       (416)-595-8695
(b)      to the Advisor at:
Blackmont Capital Inc.
BCE Place, 181 Bay St.
Suite 900
Toronto, Ontario M5J 2T3
Attention:     Chad Williams
Fax:              (416) 864-9151
with a copy (but not as notice) to:
Fraser Milner Casgrain LLP
1 First Canadian Place
39th Floor
100 King Street West
Toronto, Ontario M5X 1B2

Attention:     John Sabine
Fax:              (416) 863-4592
or at such other address or facsimile number as may be given by either of them to the other in writing from time to time and such notices or other communications shall be deemed to have been received when delivered or, if sent by facsimile, on the next Business Day after such notice or other communication has been received by facsimile (with receipt confirmed).
Section 17  PRESS RELEASES
                    The Corporation shall provide the Advisor and its counsel with a copy of all press releases to be issued by the Corporation concerning the Proposal and the Distribution contemplated hereby prior to the issue thereof, and shall give the Advisor and its counsel a reasonable opportunity to provide comments thereon prior to the dissemination of any such press release.
Section 18  COUNTERPART SIGNATURE
                    This Agreement may be executed in one or more counterparts (including counterparts by facsimile) which, together, shall constitute an original copy hereof as of the date first noted above.
Section 19  ACCEPTANCE
                    If this Agreement accurately reflects the terms of the transaction that we are to enter into and if such terms are agreed to by the Corporation, please communicate your acceptance by executing where indicated below and returning by facsimile one copy and returning by courier one originally executed copy hereto to Blackmont Capital Inc. This Agreement, together with the letter agreement dated December 8, 2006 between the Corporation and the Advisor, constitutes the only agreement between the parties hereto with respect to the subject matter hereof and shall supersede all prior negotiations and understandings in respect thereof. This Agreement may be amended or modified in any respect by written instrument only.
Yours very truly,

BLACKMONT CAPITAL INC.

By:	“Rick Vernon”
Rick Vernon
Director
The foregoing accurately reflects the terms of the transaction that we are to enter into and such terms are agreed to.
ACCEPTED as of this 27th day of February, 2007.

JAGUAR MINING INC.

By:	“Daniel Titcomb”
Daniel Titcomb
President and Chief Executive Officer

SCHEDULE A
CERTIFICATE OF
BLACKMONT CAPITAL INC. AND BLACKMONT CAPITAL CORP.
                    In connection with the private placement of common shares (the “Common Shares”) of Jaguar Mining Inc. (the “Corporation”), with U.S. “accredited investors” (as defined in Rule 501(a) or (7) under the United States Securities Act of 1933, as amended (“Accredited Investors”)), pursuant to the financial advisory agreement (the “Financial Advisory Agreement”) dated as of February 27, 2007 between the Corporation and Blackmont Capital Inc. (the “Advisor”), the undersigned, Blackmont Capital Inc. and Blackmont Capital Corp., in its capacity as financial advisor and soliciting dealer manager in the United States for Blackmont Capital Inc., do hereby certify that:
(a)	Blackmont Capital Corp. is a duly registered broker or dealer with the United States Securities and Exchange Commission and is a member of, and in good standing with, the National Association of Securities Dealers, Inc. on the date hereof;

(b)	all solicitations for the early exercise of Warrants in the United States or held by U.S. Persons were made to Accredited Investors by the Advisor and Blackmont Capital Corp.;

(c)	solicitations for the early exercise of Warrants in the United States or held by U.S. Persons have been effected in accordance with all applicable U.S. broker-dealer requirements;

(d)	each Person to whom Early Exercise Shares or Exchange Shares have been issued, or will be issued, was provided with, or will be provided with, a copy of the Final Prospectus dated February 27, 2007, together with the Final U.S. Private Placement Memorandum relating to the offering in the United States of the Common Shares to be issued upon the exercise of the Warrants and no other written material, other than the Preliminary Prospectus dated February 1, 2007, together with the Preliminary U.S. Private Placement Memorandum relating to the offering in the United States of the Common Shares to be issued upon the exercise of the Warrants (collectively the “Offering Documents”) was used in connection with the offer of the Common Shares in the United States;

(e)	immediately prior to our transmitting the Offering Documents, we had reasonable grounds to believe and did believe that each offeree was an Accredited Investor, and, on the date hereof, we continue to believe that each offeree is an Accredited Investor; and

(f)	no form of general solicitation or general advertising (as those terms are used in Regulation D) was used by us, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising, in connection with solicitations for the early exercise of Warrants in the United States or held by U.S. Persons.

                    Terms used in this certificate have the meanings given to them in the Financial Advisory Agreement unless otherwise defined herein.
                    Dated this ● day of ●, 2007.

BLACKMONT CAPITAL INC.		BLACKMONT CAPITAL CORP.

By:		By:
	Name: ●		Name: ●

Document No. 16
UNDERWRITING AGREEMENT
March 9, 2007
Jaguar Mining Inc.
48 Pleasant Street
Concord, New Hampshire
United States of America, 03301

Attention:	Mr. Daniel Titcomb, President
Dear Sir:
          TD Securities Inc. as lead underwriter (“TDSI”), Blackmont Capital Inc., BMO Capital Markets and RBC Capital Markets (collectively, the “Underwriters” and, individually an “Underwriter”) understand that Jaguar Mining Inc. (the “Corporation”) proposes to issue and sell to the Underwriters, subject to a right to substitute purchasers where permitted by law, on a private placement basis 75,000 units of the Corporation (collectively the “Units” and individually a “Unit”) at a price of $1,000 per Unit for maximum gross proceeds of $75,000,000 on the terms and subject to the conditions contained hereinafter, with each Unit being comprised of one senior secured note with a principal amount of $1,000 (collectively the “Notes” and individually a “Note”) and 25 common shares of the Corporation (“Unit Shares”).
          The Notes of the Corporation are to be issued pursuant to a note indenture (the “Note Indenture”) dated the Closing Date (as hereinafter defined) between the Corporation and Computershare Trust Company of Canada, as trustee, and will be issued in denominations of $1,000 and integral multiples thereof, to bear interest at the rate of 10.5% per annum, payable semi annually in arrears on the last day of June and December of each year, commencing June 30, 2007 (or such immediately succeeding Business Day (as hereinafter defined) if such day is not a Business Day) and to mature the day that is five years and one day after the Closing Date. The Units will have the characteristics set out herein and as set out in the term sheet attached as Exhibit 1 hereto.
          On the basis of the representations, warranties, covenants and agreements contained herein, but subject to the terms and conditions further set out below, the Corporation agrees to sell to each of the Underwriters, and each of the Underwriters agrees, severally, and not jointly, nor jointly and severally, to purchase from the Corporation the respective percentage of the Units set forth opposite the respective names of the Underwriters in Section 13 of this Agreement, at a purchase price of $1,000 per Unit.
          The Underwriters shall have an option (the “Underwriters Option”), which Underwriters Option may be exercised in the Underwriters’ sole discretion and without obligation, to purchase up to an additional 11,250 Units (the “Additional Units”) at the purchase price of $1,000 per Additional Unit, which, if subscribed for hereunder, shall be deemed to form part of the offered Units for the purposes hereof. The Underwriters Option shall be exercisable, in whole or in part, by notice in writing to the Corporation delivered by the Underwriters (or either of them), no later than 48 hours prior to the Closing Time (as hereinafter defined), after which time the Underwriters Option shall be void and of no further force and effect.
          The offering of the Units (which term shall include any Additional Units to be purchased in the event of the exercise of the Underwriters Option) by the Corporation is hereinafter referred to as the “Offering”.
          The Corporation shall pay to the Underwriters a fee in the amount of 4% of the gross proceeds realized on the sale of Units in consideration of the services to be provided by the Underwriters under this Agreement (the “Underwriting Fee”), as set forth in Section 5 of this Agreement.
          The Underwriters may distribute the Units in the United States pursuant to Rule 144A (as defined in Schedule C) in the manner contemplated by this Agreement. In addition, the Underwriters may, to the extent permitted by applicable laws including Canadian Securities Laws where applicable, designate persons in Qualifying Jurisdictions other than the United States as Substituted Purchasers. To the extent that Substituted Purchasers purchase at the Closing Time, the obligations of the Underwriters to do so will be reduced by the number of Units purchased from the Corporation by Substituted Purchasers.
TERMS AND CONDITIONS
          The following are the terms and conditions of the agreement between the Corporation and the Underwriters:
Section 1     DEFINITIONS AND INTERPRETATION
(a)	Unless otherwise defined in this Agreement, the following terms shall have the following meanings:

“Agreement” means the agreement resulting from the acceptance by the Corporation of the offer made by the Underwriters herein, including the schedules attached hereto, as amended or supplemented from time to time;

“Ancillary Documents” means all agreements, the Note Indenture, certificates (including the Note Certificates) and documents executed and delivered, or to be executed and delivered, by the Corporation in connection with the transactions contemplated by this Agreement or the Subscription Agreements and includes this Agreement, the Subscription Agreements and the Offering Memorandum;

“Business Day” means any day other than a Saturday, Sunday or statutory or civic holiday in Toronto, Ontario;

“Closing” means the purchase and sale of the Offered Securities subscribed for by the Purchasers pursuant to the Subscription Agreements;

“Closing Date” means March 22, 2007 or such earlier or later date as the Corporation and the Underwriters may agree upon in writing, acting reasonably, but in any event no later than March 29, 2007;

“Closing Time” means 9:00 a.m. (Toronto time) on the Closing Date or such other time on the Closing Date as the Corporation and Underwriters may agree;

"Common Shares” means the common shares which the Corporation is authorized to issue as constituted on the date hereof;

“Debt Instrument” means any loan, bond, debenture, promissory note or other instrument evidencing material indebtedness for borrowed money or other material liability, other than inter-company debt instruments;

“Financial Information” means all financial statements of the Corporation and the Corporation’s management’s discussion and analysis included or incorporated by reference in the Ancillary Documents and Information;

“Information” means all information regarding the Corporation prepared by the Corporation and provided to the Underwriter or to potential purchasers of the Offered Securities, if any, and includes but is not limited to, all press releases, material change reports and financial statements of the Corporation publicly filed or issued by the Corporation;

“Initial Offering Memorandum” means the offering memorandum of the Corporation dated February, 2007 prepared in connection with the Offering, amended and restated by the Offering Memorandum;

“Leased Premises” means the premises which are material to the Corporation or any of the Subsidiaries, and which the Corporation or any of the Subsidiaries occupies as tenant;

“Material Adverse Effect” means a material adverse change in the condition (financial or otherwise), or in the properties, affairs, prospects, operations, assets or liabilities of the Corporation and the Subsidiaries taken as a whole, whether or not arising in the ordinary course of business;

“Material Agreement” means any material note, indenture or other form of indebtedness and any contract, agreement (written or oral), instrument, lease or other document to which the Corporation or any of the Subsidiaries is a party or by which a material portion of the Corporation’s or any Subsidiaries’ assets are bound;

“Material Properties” means the Sabará Property, Lamego Property, Santa Barbara Property, Catita Property, Juca Vieira Property, Camará Property, Morro do Adão Property, Paciência Property, Bahú Property, Marzãgao Property, Rio de Peixe Property, Mino do Pila Property and the Turmalina Property;

“Maturity Date” means, with respect to a Note, the date on which the principal of such Note becomes due and payable as therein or herein provided, whether at the Stated Maturity thereof or by declaration of acceleration, call for redemption or otherwise;

“NI 45-106” means National Instrument 45-106 — Prospectus and Registration Exemptions of the Canadian Securities Administrators;

“Note Certificates” means the certificates representing the Notes collectively;

“Note Indenture” means the indenture dated the Closing Date between the Corporation and the Trustee governing the Notes;

“Notes” means the 10.5% secured senior noted of the Corporation dated the Closing Date issuable in denominations of $1,000 and integral multiples thereof bearing interest at the rate of 10.5% per annum calculated and payable semi-annually on June 30 and December 31 in each year and maturing on the Maturity Date in accordance with the provisions of the Trust Indenture or the Note Certificate, as the case may be;

“Offered Securities” means, collectively, the Units and the Additional Units;

“Offering” means the offering of Units contemplated hereby and by the Ancillary Documents;

“Offering Jurisdictions” means the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and such other jurisdictions outside of Canada and the United States of America as may be mutually agreed upon by the Underwriter and the Corporation where the Offered Securities are offered to prospective purchasers, as the context permits or requires, collectively;

“Offering Memorandum” means the amended and restated offering memorandum of the Corporation dated March, 2007 prepared in connection with the Offering;

“Ontario Act” means the Securities Act (Ontario) and the regulations thereunder, together with the instruments, policies, rules, orders, codes, notices and interpretation notes of the Ontario Securities Commission, as amended, supplemented or replaced from time to time;

“Person” means an individual, a firm, a corporation, a syndicate, a partnership, a trust, an association, an unincorporated organization, a joint venture, an investment club, a government or an agency or political subdivision thereof and every other form of legal or business entity of any nature or kind whatsoever;

“Outstanding Convertible Securities” means all existing rights, agreements, arrangements or options, present or future, contingent or absolute, or any right or privilege capable of becoming a right, agreement or option, for the purchase, subscription or issuance of any Common Shares or any other security convertible into or exchangeable for Common Shares, including options granted to officers, directors or employees, whether issued pursuant to an established plan or otherwise;

“Purchase Price” means $1,000 comprised of a price of $6.25 per Unit Share and $843.75 per Note;

“Purchasers” means the purchasers of the Offered Securities;

“Reporting Provinces” means each of Canada;

“Securities Commissions” means the securities regulatory authorities of the Offering Jurisdictions, as applicable;

“Securities Laws” means the securities legislation and regulations of, and the instruments, policies, rules, orders, codes, notices and interpretation notes of the securities regulatory authorities (including the Stock Exchange) of, the applicable jurisdiction or jurisdictions collectively;

“Stock Exchange” means the Toronto Stock Exchange;

“Subscription Agreements” means the subscription agreements to be entered into between the Corporation and each of the Purchasers with respect to the purchase of the Offered Securities collectively;

“SEC” means the United States Securities and Exchange Commission;

“Subsidiaries” means the entities or entity set out in Schedule “A” attached hereto (which schedule is incorporated into and forms part of this Agreement) in which the Corporation holds the percentages of securities or other ownership interests therein set forth;

“Transfer Agent” means Computershare Trust Company of Canada, the registrar and transfer agent for the Common Shares;

“Trustee” means Computershare Trust Company of Canada, the trustee under the Note Indenture;

“Units” means the units of the Corporation being offered for sale by the Underwriters under the Offering, each Unit being comprised of one Note and 25 Unit Shares;

“United States” means the United States of America, its territories and possessions, any state of the United States, the District of Columbia, and the areas subject to the jurisdiction of the United States of America;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended;

“U.S. Securities Laws” means the applicable blue sky or securities legislation in the United States or any state or territory of the United States or the District of Columbia, together with the U.S. Exchange Act and the U.S. Securities Act and the rules and regulations of the SEC thereunder;

(b)	The division of this Agreement into sections, paragraphs, subparagraphs and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. Unless something in the subject matter or context is inconsistent therewith, references herein to sections, paragraphs, subparagraphs and other subdivisions are to sections, paragraphs, subparagraphs and other subdivisions of this Agreement.

(c)	Except as otherwise indicated, all amounts expressed herein in terms of money refer to lawful currency of Canada and all payments to be made hereunder shall be made in such currency.
Section 2     REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE UNDERWRITERS
(a)	Sale on Exempt Basis: The Underwriters will in respect of the Units arrange for Purchasers who are “accredited investors” as defined in NI 45-106 in the Canadian Offering Jurisdictions and qualified institutional buyers pursuant to Rule 144A in the United States. The Underwriters shall offer for sale on behalf of the Corporation the Offered Securities in the Offering Jurisdictions in compliance with the Securities Laws of the Offering Jurisdictions and only to such Persons and in such manner that, pursuant to the provisions of the Securities Laws of the Offering Jurisdictions other than the Initial Offering Memorandum and the Offering Memorandum, no prospectus, registration statement or other similar document need be filed with, or delivered to, any Securities Commission in any Offering Jurisdiction in connection therewith.

(b)	Covenants of the Underwriters: The Underwriters covenant with the Corporation that (i) they will comply with the Securities Laws of the Offering Jurisdictions in which they solicit or procure subscriptions for Units in connection with the Offering, (ii) they will not solicit or procure subscriptions for Units so as to require the filing of a prospectus with respect thereto or the registration thereof under the laws of any jurisdiction, and (iii) they will obtain from each Purchaser an executed Subscription Agreement in a form acceptable to the Corporation and the Underwriters, acting reasonably. The Underwriters represent and warrant that they are qualified to so act in each of the Offering Jurisdictions in which such member solicits or procures subscriptions for the Units.

(c)	Filings: The Underwriters undertake to use the commercially reasonable efforts thereof to cause the Purchasers of the Units to complete (and it shall be a condition of Closing in favour of the Corporation that the Purchasers complete and deliver to the Corporation) any forms and undertakings required by the Securities Laws of the Offering Jurisdictions. All fees payable in connection with such filings shall be at the expense of the Corporation.

(d)	No Offering Memorandum: Other than the Initial Offering Memorandum and the Offering Memorandum, neither the Corporation nor the Underwriters shall (i) provide to prospective purchasers of Units any document or other material that would constitute an offering memorandum within the meaning of the Securities Laws of the Offering Jurisdictions, or (ii) engage in any form of general solicitation or general advertising in connection with the offer and sale of the Units, including but not limited to, causing the sale of the Units to be advertised in any newspaper, magazine, printed public media, printed media or similar medium of general and regular paid circulation, broadcast over radio, television or telecommunications, including electronic display or the Internet, or otherwise, or conduct any seminar or meeting relating to any offer and sale of the Units whose attendees have been invited by a general solicitation or general advertising.

(e)	United States: The Underwriters severally make the representation, warranties and covenants applicable to them in Schedule C hereto and agree, on behalf of themselves and their U.S. affiliates, for the benefit of the Corporation, to comply with the selling restrictions imposed by the laws of the United States and described in Schedule C hereto, which forms part of this Agreement. They also agree to obtain such an agreement of each member of the selling group.
Section 3     COVENANTS OF THE CORPORATION
The Corporation covenants with the Underwriters that:
(a)	Reporting Issuer: The Corporation shall use its best efforts to maintain its status as a “reporting issuer” in, not in default of any requirement of the Securities Laws of, the Reporting Provinces for a period of at least 6 months after the Closing Date, provided that in the event that a Change of Control (as that term is defined in the Note Indenture) occurs, the Corporation will not be obliged to maintain its status as a “reporting issuer”.

(b)	Corporate Status: For a period of a least 6 months after the Closing Date, the Corporation shall use its best efforts to remain a corporation validly subsisting under the laws of its jurisdiction of incorporation, licensed, registered or qualified as an extra-provincial or foreign corporation in all jurisdictions where the character of its properties owned or leased or the nature of the activities conducted by it make such licensing, registration or qualification necessary and shall carry on its business in the ordinary course and in compliance in all material respects with all applicable laws, rules and regulations of each such jurisdiction.

(c)	Listing on Stock Exchanges: The Corporation shall use its best efforts to maintain the listing on the Stock Exchange of the class of shares of which the Unit Shares form a part for a period of at least 6 months after the Closing Date provided that in the event that a Change of Control (as that term is defined in the Note Indenture) occurs, the Corporation will not be obliged to maintain its listing. The Corporation shall obtain from the Stock Exchange not later than the Closing Date, conditional acceptance for the listing of the Purchased Securities.

(d)	Securities Filings: After the Closing the Corporation shall file such forms and documents as and when may be required under the Securities Laws of the Offering Jurisdictions relating to the offering of the Purchased Securities which, without limiting the generality of the foregoing, shall include a Form 45-106F1 as prescribed by NI 45-106.

(e)	Performance of Acts: The Corporation shall perform and carry out all of the acts and things to be completed by it as provided in this Agreement.

(f)	Use of Proceeds Amount: The Corporation shall use the net proceeds of the Offered Securities for the Corporation’s properties in Brazil in the manner described in the Offering Memorandum.

(g)	Due Diligence: The Corporation shall allow the Underwriters and the Underwriters’ representatives to conduct all due diligence investigations, including meeting with senior management of the Corporation and any consultants to the Corporation, as the

Underwriters shall consider appropriate in connection with the Offering. In addition to any due diligence meetings, the Corporation agrees to make its senior management personnel available to meet with a potential institutional investors if requested by the Underwriters.

(h)	Black-out Period: The Corporation will not issue or announce the issuance of any of its Common Shares or other securities for a period beginning on the date hereof and ending 120 days after the Closing Date without the consent of TDSI on behalf of the Underwriters, which consent shall not be unreasonably withheld, provided that no consent shall be required for the issuance or announcement of the issuance of securities (i) pursuant to a bona fide acquisition for value by the Corporation (ii) the issuance of securities and the grant of new options to directors, officers, employees and consultants under the existing option arrangements, including the applicable stock option plans (iii) the issuance of securities to holders of existing convertible or exchangeable securities of the Corporation, all of which shall have been disclosed to the Underwriters prior to the execution of this Agreement; and (iv) in connection with the currently proposed amendment of the Corporation’s outstanding warrants.

(i)	Alternate Transaction: If the Corporation does not complete the Offering and the Corporation enters into an agreement (with or without conditions) in respect of an offering of units consisting of debt and equity in excess of US$25 million to be issued by the Corporation within three months from the date of this Agreement, the Corporation will pay to TDSI on behalf of the Underwriters the amount of $350,000 provided that nothing shall be payable under this provision in the event that TDSI has previously terminated this Agreement in circumstances where the termination does not arise as a result of a breach of this Agreement by the Corporation.
Section 4     REPRESENTATIONS AND WARRANTIES OF THE CORPORATION
          The Corporation represents and warrants to the Underwriters as of the date hereof and as of the Closing Time, and understanding that the same are being relied upon by the Underwriters in entering into this Agreement, as follows:
(a)	Status of the Corporation. The Corporation is a corporation duly continued, validly existing under the laws of the Province of Ontario and has the corporate power and authority to own, lease and operate its properties and to conduct its business as now carried on by it; and to enter into, deliver and perform its obligations under the Ancillary Documents, and the Corporation is duly qualified as an extra-provincial corporation to transact business and is in good standing (in respect of the filing of annual returns where required or other information filings under applicable corporations information legislation) in each jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business, except where the failure to so qualify or to be in good standing would not reasonably be expected to result in a Material Adverse Effect. The Corporation is, and will at the Closing Time be, in compliance with the rules of the Stock Exchange.

(b)	Good Standing of Subsidiaries. The Corporation’s only material Subsidiaries are listed in Schedule “A” hereto which schedule is true and accurate in all respects. Each Subsidiary is a corporation duly incorporated, validly existing and in good standing (in respect of the filing of annual returns where required or other information filings under applicable corporations information legislation) under the laws of the jurisdiction of its incorporation and is in good standing (in respect of the filing of annual returns where required or other information filings under applicable corporations information legislation) in each jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business, except where the failure to so qualify or to be in good standing would not reasonably be expected to result in a Material Adverse Effect.

(c)	Ownership of Subsidiaries. The Corporation is the direct or indirect legal, beneficial and registered holder of the ownership interest of the Subsidiary set out in Schedule “A” hereto, in each case, free and clear of all mortgages, liens, charges, pledges, security interests encumbrances, claims or demands whatsoever (other than pursuant to outstanding debt arrangements disclosed in the Information) and no person has any agreement or option or right or privilege (whether pre-emptive or contractual) capable of becoming an agreement for the purchase of all or any part of such securities, and all such securities have been validly issued and are outstanding as fully paid and non-assessable. The Subsidiaries are the only material subsidiaries of the Corporation. Except with respect to the Subsidiaries, the Corporation is not a partner, co-tenant, joint venturer or otherwise a participant in any material partnership joint venture, co-tenancy or other similarly joint owned business.

(d)	Public Disclosure: Each of the documents which contains any of the Information is, as of the date thereof, in compliance in all material respects with the Securities Laws of the Reporting Provinces and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and such documents and do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, as of the date hereof.

(e)	Financial Statements. The Corporation’s audited consolidated financial statements as at, and for the year ended, December 31, 2005, together with the auditors’ report thereon and the notes thereto, and the unaudited interim financial statements for the Corporation as at, and for the nine months ended September 30, 2006, together with the notes thereto, (collectively, the “Financial Statements”) (i) have been prepared in accordance with Canadian generally accepted accounting principles applied on a basis consistent with prior periods (except as disclosed in the Financial Statements), (ii) are, in all material respects, consistent with the books and records of the Corporation, (iii) contain and reflect all material adjustments for the fair presentation of the results of operations and the financial condition of the business of the Corporation for the periods covered thereby, (iv) present fairly, in all material respects, the financial position of the Corporation as at the dates thereof and the results of its operations and the changes in its financial position for the periods then ended, (v) contain and reflect adequate provision or allowance for all reasonably anticipated liabilities, expenses and losses of the Corporation, and (vi) do not omit to state any material fact that is required by generally accepted accounting principles or by applicable law to be stated or reflected therein or which is necessary to make the statements contained therein not misleading, respectively.

(f)	No Material Adverse Change in Business. There has not been any material change in the assets, liabilities or obligations (absolute, contingent or otherwise) of the

Corporation from the position set forth in the most recent of the Financial Statements or in press releases disseminated by the Corporation and there has not been any material adverse change (actual, anticipated, contemplated or threatened whether financial or otherwise) in the business, operations, capital, condition (financial or otherwise) or results of operations of the Corporation and the Subsidiaries (taken as a whole) since December 31, 2005, and, since that date, there have been no material facts, transactions, events or occurrences, other than as disclosed in the Information, that could reasonably be expected to materially adversely affect the capital, assets, liabilities (absolute, accrued, contingent or otherwise), business, operations or condition (financial or otherwise) or results of operations of the Corporation and the Subsidiaries (taken as a whole) that have not been disclosed in the Information.

(g)	Authorization. The Corporation has taken all necessary corporate action to authorize the execution, delivery and performance of the Ancillary Documents and to observe and perform the provisions of the Ancillary Documents in accordance with the provisions hereof and thereof including, without limitation, the issue of the Offered Securities to the Purchasers for the consideration and upon the terms and conditions set forth herein.

(h)	Validity and Enforceability: Each of this Agreement, the Subscription Agreements, the Note Indenture has been authorized, executed and delivered by the Corporation and constitutes a valid and legally binding obligation of the Corporation enforceable against the Corporation in accordance with the terms thereof, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the rights of creditors generally and except as limited by the application of equitable principles, and upon being executed and delivered the Note Certificates will constitute valid and legally binding obligations of the Corporation enforceable against the Corporation in accordance with the terms thereof, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the rights of creditors generally and except as limited by the application of equitable principles.

(i)	Absence of Proceedings. Other than as disclosed to the Underwriters (provided that, notwithstanding such disclosure, all of the rights and remedies of the Underwriters under this Agreement shall be as if such disclosure had not been made), there is no action, suit, proceeding, inquiry or investigation before or brought by any court or governmental agency, governmental instrumentality or body, domestic or foreign, now pending or, to the knowledge of the Corporation, threatened against or affecting the Corporation or any Subsidiary, which is required to be disclosed in the Information and which is not so disclosed, or which if determined adversely, would reasonably be expected to result in a Material Adverse Effect, or which if adversely determined, would reasonably be expected to materially and adversely affect the properties or assets of the Corporation or any Subsidiary or which if determined adversely would materially and adversely affect the consummation of the transactions contemplated in this Agreement or the performance by the Corporation of its obligations hereunder; the aggregate of all pending legal or governmental proceedings to which the Corporation or any Subsidiary is a party or of which any of their respective property or assets is the subject which are not described in the Information include only ordinary routine litigation incidental to the business, properties and assets of the Corporation and the Subsidiaries, and would not reasonably to expected to result in a Material Adverse Effect.

(j)	Authorization and Description of Offered Securities. All necessary corporate action has been taken to authorize the issue and sale of, and the delivery of certificates representing, the Offered Securities and, upon payment of the requisite consideration therefor, the Common Shares will be validly issued as fully paid and non-assessable shares.

(k)	Standing Under Securities Laws. The Corporation is a “reporting issuer” (or its equivalent) under Securities Laws of each of the Reporting Provinces. The Corporation is not currently in default in any material respect of any requirement of Securities Laws and the Corporation is not included on a list of defaulting reporting issuers maintained by any of the securities commissions or similar regulatory authorities in each of such Reporting Provinces.

(l)	Authorized Capital. As at the date hereof, the authorized capital of the Corporation consists of an unlimited number of Common Shares.

(m)	Issued Shares. As at the close of business on March 8, 2007, 47,967,071 Common Shares were issued and outstanding as fully paid and non-assessable securities of the Corporation.

(n)	Listing of Common Shares. The issued and outstanding Common Shares are listed and posted for trading on the Stock Exchange and no order ceasing or suspending trading in any securities of the Corporation or the trading of any of the Corporation’s issued securities has been issued and no proceedings for such purpose are, to the knowledge of the Corporation, pending or threatened.

(o)	Resale of Securities: None of the Unit Shares or the Notes will be subject to a restricted period or statutory hold period under the Securities Laws in Canada or to any resale restriction under the policies of the Stock Exchange which extends beyond four months and one day after the applicable Closing Date, provided that such securities are not held by a “control person” as defined under the Ontario Act and pursuant to laws in effect as at the date hereof.

(p)	Offered Securities. Assuming the compliance by the Underwriters with their covenants contained herein and the accuracy of the representatives and warranties provided by Purchasers in the Subscription Agreements, the execution of this Agreement and the Subscription Agreements and the issue by the Corporation to the Purchasers of the Offered Securities will be exempt from the registration and prospectus requirements of the Securities Laws of the Offering Jurisdiction

(q)	Transfer Agent and Registrar and Trustee. Computershare Investor Services Inc. at its principal offices in the City of Toronto, Ontario, has been duly appointed transfer agent and registrar for the Common Shares and Computershare Trust Company of Canada, at its principal offices in Toronto has been appointed as Trustee for the Notes.

(r)	Outstanding Convertible Securities. Except as disclosed in Schedule “B” attached hereto (which schedule is incorporated into and forms part of this Agreement), no person, firm or corporation, as of the date hereof, has any Outstanding Convertible Securities.

(s)	Agreements Affecting Voting or Control. To the knowledge of the Corporation, except as disclosed in Schedule “A” attached hereto, no agreement is in force or effect which in any manner affects the voting or control of any of the securities of the Corporation or any of the Subsidiaries.

(t)	Conduct of Business. Except as disclosed in the Information in respect of the lapse of the Subsidiary’s business licence:
(i)	Except for certain restrictions under credit facilities of the Corporation and its Subsidiaries, which credit facilities are disclosed in the Information or furnished to the Underwriters, the Corporation is not nor is any Subsidiary a party to or bound or affected by any commitment, agreement or document containing any covenant which expressly limits the freedom of the Corporation or any Subsidiary to compete in any line of business, transfer or move any of its assets or operations or which materially or adversely affects the business practices, operations or condition of the Corporation.

(ii)	Each of the Subsidiaries have all requisite corporate power and authority necessary to, and are qualified to, carry on each of its businesses as now conducted and to own or lease each of its properties and assets in all jurisdictions in which such Subsidiary currently carries on business and/or owns or leases each of its properties and assets.

(iii)	Except as set forth in the Information and the Offering Memorandum, each of the Subsidiaries are licensed, registered or qualified, as applicable, in all jurisdictions in which each of the Subsidiaries owns, leases or operates its property or carries on business to enable each of its businesses to be carried on as now or proposed to be conducted and to enable each of the Subsidiaries to own, lease and operate its property and assets where the failure to do so would have a Material Adverse Effect, and except as set forth in the Informational and the Offering Memorandum all such licences, registrations and qualifications are and will as at the Closing Date be valid, subsisting and in good standing.

(iv)	The Corporation or its Subsidiaries, as applicable, is the registered owner of all licenses or concessions in respect of the Material Properties.
(u)	Properties, Business and Assets.
(i)	Except as set forth in the Information and the Offering Memorandum, the Corporation and each Subsidiary has conducted and is conducting its business in compliance in all material respects with all applicable laws, rules and regulations of each jurisdiction in which it carries on business and with all laws, regulations, tariffs, rules, orders and directives material to its operation, including, without limitation, all applicable laws, regulations and statutes relating to mining and/or mining claims, concessions, licenses or leases, and the Corporation has not nor has any Subsidiary received any notice of the revocation or cancellation of, or any intention to revoke or cancel, any of the mining claims, concessions, licenses, leases or other instruments conferring mineral rights, including, without limitation, in respect of the Material Properties.

(ii)	The Corporation and, where applicable, each of the Subsidiaries, is the absolute legal and beneficial owner of all of the material assets of the Corporation and the Subsidiaries, as applicable, including, without limitation, the mining claims, concessions, licenses and leases or other instruments conferring the mineral rights comprising the Material Properties. No other property rights are necessary for the conduct of the Corporation’s or any Subsidiary’s business in respect of the Material Properties. There are no restrictions on the ability of the Corporation or any Subsidiary to use, transfer or otherwise exploit any such property rights, and the Corporation does not know of any claim or basis for a claim that may adversely affect such rights.

(iii)	The Corporation has no responsibility or obligation, nor has any Subsidiary, to pay any commission, royalty or similar payment to any person with respect to its property rights relating to the material assets of the Corporation and the Subsidiaries, including, without limitation, the mining claims, concessions, licenses and leases or other instruments conferring the mineral rights comprising the Material Properties, other than as disclosed in the Information.

(iv)	Any and all agreements pursuant to which the Corporation and each Subsidiary holds any of its material assets, including but not limited to the Material Properties, are valid and subsisting agreements in full force and effect, enforceable in accordance with their respective terms, the Corporation is not nor is any Subsidiary in default of any of the material provisions of any such agreements, including, without limitation, failure to fulfil any payment or work obligation thereunder nor has any such default been alleged, the Corporation is not aware of any disputes with respect thereto and such assets are in good standing under the applicable statutes and regulations of the jurisdictions in which they are situated, all leases, licenses, concessions, patented and unpatented claims pursuant to which the Corporation and each Subsidiary derives its interest in such material assets are in good standing and there has been no material default under any such leases, licenses, concessions, patented and unpatented claims and all real or other property taxes required to be paid with respect to such assets to the date hereof have been paid.
(v)	Permits, Licenses, etc.
(i)	Except as set forth in the Information and the Offering Memorandum, neither the Corporation nor any of the Subsidiaries have received any notice of proceedings relating to the revocation or modification of any material certificate, authority, permit or license necessary to conduct the business now owned or operated by it which, if the subject of an unfavourable decision, ruling or finding would have a Material Adverse Effect.

(ii)	In particular, without limiting the generality of the foregoing, except as set forth in the Information and the Offering Memorandum, neither the Corporation nor any of the Subsidiaries has received any notice of proceedings relating to the revocation or modifications of any material mining or exploration authorities, permits or licenses, nor have any of them received notice of the revocations or cancellation of, or any intention to revoke or cancel, any mining claims, groups of claims, exploration rights, concessions or leases where such proceedings, revocations, modifications, or cancellations, would have a Material Adverse Effect.
(w)	Auditors. The auditors of the Corporation who audited the financial statements of the Corporation most recently delivered to the shareholders of the Corporation are independent public accountants as required by Canadian Securities Laws and there has never been any reportable event (within the meaning of National Instrument 51-102 of the Canadian Securities Administrators) with the present or any former auditor of the Corporation.

(x)	Taxes.
(i)	The Corporation and each of the Subsidiaries have filed all federal, provincial, state, local and foreign tax returns that are required to be filed or have requested extensions thereof (except in any case in which the failure so to file would not have a Material Adverse Effect) and have paid all taxes required to be paid by and any other assessment, fine or penalty levied against the Corporation or any of the Subsidiaries, to the extent that any of the foregoing is due and payable.

(ii)	The Corporation and each of the Subsidiaries have established on its books and records reserves that are adequate for the payment of all taxes not yet due and payable and there are no liens for taxes on the assets of the Corporation or any of the Subsidiaries, and there are no audits known by the Corporation’s management to be pending of the tax returns of the Corporation or any of the Subsidiaries (whether federal, state, provincial, local or foreign) and there are no outstanding claims which have been or may be asserted relating to any such tax returns, which audits and claims, if determined adversely, would result in the assertion by any governmental agency of any deficiency that would have a Material Adverse Effect.

(iii)	No domestic or foreign taxation authority has asserted or threatened to assert any assessment, claim or liability for taxes due or to become due in connection with any review or examination of the tax returns of the Corporation or any of the Subsidiaries (including, without limitation, any predecessor companies) filed for any year which would have a Material Adverse Effect.
(y)	Material Agreements. Neither the Corporation, any of the Subsidiaries nor any other person is in material default in the observance or performance of any term or obligation to be performed by it under any Material Agreement and no event has occurred which with notice or lapse of time or both would constitute such a default, in any such case which default or event would have a Material Adverse Effect.

(z)	No Brokerage or Finder’s Fee. Except for the Underwriters, there is no person acting or purporting to act at the request of the Corporation, who is entitled to any brokerage or finder’s fee in connection with the transactions contemplated by the Ancillary Documents and, in the event any person acting or purporting to act for the Corporation establishes a claim for any such fee from the Purchasers, the Corporation covenants to indemnify and hold harmless each Underwriter with respect thereto and with respect to all costs incurred in the defence thereof.

(aa)	Corporate Records. The minute books and records of the Corporation and each of the Subsidiaries contain copies of all significant or material proceedings (or certified copies thereof) of the shareholders, the boards of directors and all committees of the boards of directors of the Corporation and the Subsidiaries from their respective dates of incorporation. There have been no other meetings, resolutions or proceedings of the shareholders, boards of directors or any committees of the boards of directors of the Corporation or any of the Subsidiaries not reflected in such minute books and other records, other than those which have been disclosed to the Underwriters; or which are not material in the context of the Corporation or the Subsidiaries or still in draft form, the contents of which having been disclosed to the Underwriters.

(bb)	Dividends. There is not, in the articles of the Corporation nor in any agreement, mortgage, note, debenture, indenture or other instrument or document to which the Corporation is a party, any restriction upon or impediment to the declaration or payment of dividends by the directors of the Corporation or the payment of dividends by the Corporation to the holders of Common Shares. During the previous 12 months, the Corporation has not, directly or indirectly, declared or paid any dividend or declared or made any other distribution on any of its securities of any class, or, directly or indirectly, redeemed, purchased or otherwise acquired any of its Common Shares or other securities or agreed to do any of the foregoing.

(cc)	Leased and Owned Premises.
(i)	With respect to each of the Leased Premises, the Corporation or Subsidiary, as applicable, occupies the Leased Premises and has the exclusive right to occupy and use the Leased Premises and each of the leases pursuant to which the Corporation or the Subsidiaries occupies the Leased Premises is in good standing and in full force and effect. The completion of the transactions described herein by the Corporation will not afford any of the parties to such leases or any other person the right to terminate such lease or result in any additional or more onerous obligations under such leases.

(ii)	Any real property (and the buildings constructed thereon) in which the Corporation and each Subsidiary has an interest (the “Real Property”) and the operations thereon are, to the best of the Corporation’s knowledge, in compliance with all material applicable federal, provincial, state and municipal environmental, health and safety statutes, regulations and permits. None of such Real Property or operations is subject to any judicial or administrative proceeding alleging the violation of any federal, provincial, state or municipal environmental, health or safety statute or regulation or is subject to any investigation concerning whether any remedial action is needed to respond to a release of any Hazardous Material (as defined in subparagraph (ff)(i) of this Section 4 into the environment.
(dd)	Labour Disruptions. There has not been in the last two (2) years and there is not currently any labour disruption or conflict which did have or would have a Material Adverse Effect on the carrying on of the Corporation’s or the Subsidiaries’ business. The Corporation’s employment contracts with all senior employees are in good standing and in full force and effect. No current or former director, officer, shareholder, employee or independent contractor of the Corporation or any person not dealing at arm’s length within the meaning of the Income Tax Act (Canada) with any such person is indebted to the Corporation or any Subsidiary.

(ee)	Debt Instruments. Other than as disclosed in the Information and the Offering Memorandum and/or the Financial Statements, the Corporation and each of the Subsidiaries are not parties to, bound by or subject to:
(i)	any material Debt Instrument; or

(ii)	any agreement, contract or commitment to create, assume or issue any material Debt Instrument.
(ff)	Environmental Matters.
(i)	Neither the Corporation nor any Subsidiary has filed any notice under any federal, provincial, state or municipal law indicating past or present treatment, storage or disposal of a Hazardous Material (as defined below). To the best of the Corporation’s knowledge, except in compliance with applicable environmental laws, none of the Real Property or Leased Premises has at any time been used by the Corporation or any Subsidiary as a waste storage or waste disposal site or to operate a waste management business. To the best of the Corporation’s knowledge, the Corporation has no contingent liability nor has any Subsidiary any contingent liability of which the Corporation has knowledge or reasonably should have knowledge, in connection with any release of any Hazardous Material on or into the environment from any of the Real Property or Leased Premises and operations thereon. Neither the Corporation nor any Subsidiary generates, transports, treats, stores or disposes of any waste, subject waste, hazardous waste, deleterious substance, industrial waste (as defined in applicable federal, provincial, state or municipal legislation) on any of the Real Property or Leased Premises in contravention of applicable federal, provincial, state or municipal laws or regulations enacted for the protection of the natural environment or human health. To the best of the Corporation’s knowledge, no underground storage tanks or surface impoundments containing a petroleum product or Hazardous Material are located on any of the Real Property or Leased Premises in contravention of applicable federal, provincial, state or municipal laws or regulations enacted for the protection of the natural environment or human health (collectively, “Environmental Laws”). For the purposes of this subparagraph, “Hazardous Material” means any contaminant, pollutant, subject waste, hazardous waste, deleterious substance, industrial waste, toxic matter or any other substance that when released into the natural environment is likely to cause, at some immediate or future time, material harm or degradation to the natural environment or material risk to human health and, without restricting the generality of the foregoing, includes any contaminant, pollutant, subject waste, deleterious substance, industrial waste, toxic matter or hazardous waste as defined by applicable federal, provincial, state or municipal laws or regulations enacted for the protection of the natural environment or human health.

(ii)	Other than as disclosed in the Information, without limiting the generality of subparagraph (ff)(i) of this Section 4, the Corporation and, to the best of the Corporation’s knowledge, each of the Subsidiaries:
A.	has operated the Real Property and the Leased Premises; and

B.	has received, handled, used, stored, treated, shipped and disposed of all pollutants, contaminants, hazardous or toxic materials, controlled or dangerous substances or wastes, in material compliance with all applicable Environmental Laws.

(iii)	There are no orders, rulings or directives issued, pending or, to the knowledge of the Corporation, threatened against the Corporation or any of the Subsidiaries under or pursuant to any Environmental Laws requiring any work, repairs, construction or capital expenditures with respect to the property or assets of the Corporation or any of the Subsidiaries (including the Real Property and the Leased Premises) which would have a Material Adverse Effect.

(iv)	No notice with respect to any of the matters referred to in this paragraph (ff), including any alleged violations by the Corporation or any of the Subsidiaries with respect thereto has been received by the Corporation or any of the Subsidiaries and no writ, injunction, order or judgment is outstanding, and no legal proceeding under or pursuant to any Environmental Laws or relating to the ownership, use, maintenance or operation of the property and assets of the Corporation or any of the Subsidiaries (including the Real Property and the Leased Premises) is in progress, pending or to the knowledge of the Corporation threatened, which would have a Material Adverse Effect. There are no grounds on which any such legal proceeding might be commenced with any reasonable likelihood of success, which would have a Material Adverse Effect.
(gg)	Absence of Defaults and Conflicts. Neither the Corporation nor any of the Subsidiaries is in violation of its articles or other constating instrument or in default in the performance or observance of any obligation, agreement, covenant or condition contained in any contract, indenture, mortgage, deed of trust, loan or credit agreement, note, lease, license or other agreement or instrument to which the Corporation or any of the Subsidiaries is a party or by which it or any of them may be bound, or to which any of the property or assets of the Corporation or any Subsidiary is subject (collectively, “Agreements and Instruments”), except where such default, breach or conflict would not reasonably be expected to have a Material Adverse Effect. The execution, delivery and performance of each of the Ancillary Documents (including the authorization, issuance, sale and delivery of the Offered Securities and the use of the proceeds from the sale of the Offered Securities as described in the Offering Memorandum under the caption “Use of Proceeds”) and compliance by the Corporation with its obligations hereunder, do not and will not, whether with or without the giving of notice or passage of time or both, conflict with or constitute a breach of, or default or Repayment Event (as defined below) under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Corporation or any Subsidiary pursuant to the Ancillary Documents, except as disclosed therein, nor will such action result in articles or by-laws of the Corporation or any Subsidiary or any existing applicable law, statute, rule, regulation, judgment, order, writ or decree of any government, government instrumentality or court, domestic or foreign, having jurisdiction over the Corporation or any Subsidiary or any of their assets, properties or operations except for such violations or conflicts that would not, singly or in the aggregate, reasonably be expected to have a Material Adverse Effect. As used herein, a “Repayment Event” means any event or condition which gives the holder of any note, debenture or other evidence of indebtedness (or any person acting on such holder’s behalf) the right to require the repurchase, redemption or repayment of all or a portion of such indebtedness by the Corporation or any Subsidiary.

(hh)	Mineral Information. The information set forth in the Information and the Offering Memorandum relating to the estimates by the Corporation of the probable mineral reserves and indicated mineral resources has been reviewed and verified by the Corporation or independent consultants to the Corporation as disclosed in the Information and, except as disclosed in the Information, the mineral reserve and resource information has been prepared in accordance with Canadian industry standards set forth in National Instrument 43-101 of the Canadian Securities Administrators, and the method of estimating the mineral reserves and resources has been verified by mining experience and the information upon which the estimates of reserves and resources were based, was, at the time of delivery thereof, complete and accurate in all material respects and there have been no material changes to such information since the date of delivery or preparation thereof except as disclosed in the Information.

(ii)	Absence of Further Requirements. No filing with, or authorization, approval, consent, license, order, registration, qualification or decree of any court or governmental authority or agency is necessary or required for the performance by the Corporation of its obligations under any of the Ancillary Documents, in connection with the proposed Offering, issuance or sale of the Offered Securities hereunder, or the consummation of the transactions contemplated by any of the Ancillary Documents, except (i) such as have been already obtained or as may be required under the U.S. Securities Laws, (ii) such as have been obtained, or as may be required, under Canadian Securities Laws and (iii) such as have been obtained or as may be required, under the rules of the Stock Exchange.

(jj)	Other Reports and Information. There are no reports or information that in accordance with the requirements of Reporting Province must be made publicly available in connection with the Offering that have not been made publicly available as required; there are no documents required to be filed as of the date hereof with any Reporting Province in connection with the offering that have not been, or will not be, filed as required.

(kk)	Unlawful Payment. Neither the Corporation nor any of the Subsidiaries nor, any employee or agent of the Corporation or any Subsidiary, has made any unlawful contribution or other payment to any official of, or candidate for, any federal, state, provincial or foreign office, or failed to disclose fully any contribution, in violation of any law, or made any payment to any foreign, Canadian, United States or state governmental officer or official, or other person charged with similar public or quasi-

public duties, other than payments required or permitted by the laws of the United States.

(ll)	Accounting Controls. The Corporation and each of the Subsidiaries maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles in Canada and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(mm)	Market Manipulation. Neither the Corporation nor, to the best of the Corporation’s knowledge, any of the Corporation’s officers, directors or affiliates has taken, nor at the Closing Date will have taken, directly or indirectly, any action which has constituted, or might reasonably be expected to constitute, the stabilization or manipulation of the price of sale or resale of the Common Shares.
Section 5     COMPENSATION OF THE UNDERWRITERS
          In consideration of the agreement of the Underwriters to act as underwriters of the Corporation in respect of the Offering, and in consideration of the services performed and to be performed by the Underwriters in connection therewith, the Corporation shall pay to the Underwriters or as the Underwriters may otherwise direct at the Closing Time on the applicable Closing Date against receipt of payment of the purchase price for the Offered Securities, the Underwriting Fee for the Offered Securities sold on the applicable Closing Date.
Section 6     CLOSING
(a)	Closing. The Closing shall be completed at the offices of counsel for the Corporation at the Closing Time on the applicable Closing Date.

(b)	Conditions of Closing. The following are conditions precedent to the obligation of the Underwriters to complete the Closing, which conditions the Corporation hereby covenants and agrees to use the best efforts thereof to fulfill within the time set out herein therefor, and which conditions may be waived in writing in whole or in part by the Underwriters:
(i)	the Corporation shall have received all necessary approvals and consents, including all necessary regulatory approvals and consents (including those of the Stock Exchange) required for the completion of the transaction contemplated by this Agreement, all in a form satisfactory to the Underwriters and the Stock Exchange shall have conditionally approved the listing thereon of the Subject Shares, subject to the fulfillment of normal conditions;

(ii)	receipt by the Underwriters of the documents set forth in section 7(a) of this Agreement to be delivered to the Underwriters;

(iii)	the representations and warranties of the Corporation contained herein being true and correct as of the Closing Time on the Closing Date with the same force and effect as if made at and as of the Closing Time on the Closing Date after giving effect to the transactions contemplated hereby;

(iv)	the Corporation having complied with all covenants, and satisfied all terms and conditions, contained herein to be complied with and satisfied by the Corporation at or prior to the Closing Time on the applicable Closing Date; and

(v)	the Underwriters not having previously terminated the obligations thereof pursuant to this Agreement.
Section 7     CONDITIONS OF THE UNDERWRITERS’ OBLIGATIONS
(a)	The obligations of the several Underwriters to purchase the Units hereunder are subject to the following conditions, which conditions are for the sole benefit of the Underwriters and may only be waived by the Underwriters in their sole discretion:
(i)	Certificate of Officers. The Corporation delivering at the Closing Time a certificate signed on behalf of the Corporation, but without personal liability, by the Chief Executive Officer of the Corporation and the Chief Financial Officer of the Corporation, addressed to the Underwriters and dated the Closing Date, in a form satisfactory to the Underwriters’ counsel, acting reasonably, certifying for and on behalf of the Corporation, and not in their personal capacities, that:
A.	the Corporation has complied in all material respects with all covenants and satisfied all terms and conditions of this Agreement on its part to be complied with and satisfied at or prior to the Closing Time on the Closing Date;

B.	no order, ruling or determination (including any stop order) having the effect of ceasing or suspending trading in any securities of the Corporation or prohibiting the sale of the Notes, Unit Shares or any of the Corporation’s issued securities has been issued and no proceeding for such purpose is pending or, to the knowledge of such officers, threatened by any securities regulatory authority or stock exchange in Canada or the United States;

C.	the Corporation is a “reporting issuer” (or its equivalent) under the applicable Canadian Securities Laws, not in default of such Canadian Securities Laws;

D.	no material change relating to the Corporation, and the Subsidiaries, considered as one enterprise, has occurred since the date hereof with respect to which the requisite material change report has not been filed and no such disclosure has been made on a confidential basis that remains subject to confidentiality; and

E.	all of the representations and warranties made by the Corporation in this Agreement are true and correct as of the Closing Time with the same force and effect as if made at and as of the Closing Time after giving effect to the transactions contemplated hereby;
(ii)	Adverse Proceedings. At the Closing Time, no order, ruling or determination having the effect of ceasing or suspending trading in any securities of the Corporation or prohibiting the sale of the Notes, Unit Shares or any of the Corporation’s issued securities being issued and no proceeding for such purpose being pending or, to the knowledge of the Corporation, threatened by any securities regulatory authority or stock exchange in Canada or the United States;

(iii)	Opinion of Canadian Counsel to the Corporation. The Underwriters receiving at the Closing Time, favourable legal opinions by Canadian counsel to the Corporation and local counsel acceptable to counsel to the Corporation and counsel to the Underwriters, acting reasonably (who may rely, to the extent appropriate in the circumstances, as to matters of fact on certificates of officers, public and exchange officials or of the auditors or transfer agent of the Corporation), to the effect as counsel to the Underwriters may reasonably request;

(iv)	Opinion of Local Counsel to the Corporation. The Corporation will have caused a favourable legal opinion to be delivered by local counsel in the jurisdiction of incorporation of each Subsidiary, addressed to the Underwriters, acting reasonably to the effect set forth below and to such further effect as counsel to the Underwriters may reasonably request:
A.	each of the Subsidiaries has been incorporated and is existing under the laws of its jurisdiction of incorporation and is qualified to do business under the laws of each jurisdiction in which the nature of its business or the property owned or leased by it makes such qualification necessary;

B.	the Corporation and the Subsidiaries have all necessary corporate powers to own, lease and operate their respective properties and assets and to conduct their respective businesses at and in the places where such properties and assets are now owned, leased or operated or such businesses are now conducted; and

C.	the Corporation or its Subsidiaries are the registered owners of the issued and outstanding shares in the share capital of each of the Subsidiaries set forth on Schedule “A” attached hereto.
(v)	Opinion of U.S. Counsel to the Corporation with respect to Securities Matters. If any Common Shares are sold in the United States, the Underwriters receiving at the Closing Time, a favourable legal opinion addressed to the Underwriters dated the Closing Date, from Davies Ward Phillips & Vineberg LLP, United States counsel to the Corporation, with respect to the initial resale of the Units by the Underwriters under Rule

144A, which counsel may rely upon the certificates, covenants, representations and warranties such counsel deems appropriate;

(vi)	Stock Exchange Approval. At the Closing Time, the Unit Shares having been listed, or conditionally listed, for trading on the Stock Exchange, subject only to the standard listing conditions of the Stock Exchange;

(vii)	Title and Material Agreement Opinions. The Underwriters receiving at the Closing Time title opinions in form and substance satisfactory to the Underwriters’ counsel, acting reasonably, addressed to the Underwriters and their counsel relating to the Material Properties and the legally binding nature and status of the joint venture agreements entered into in relation to the Material Properties; and

(viii)	Standstill. The Underwriters receiving at the Closing Time executed undertakings in form and substance satisfactory to the Underwriters and their counsel, acting reasonably, from Daniel R. Titcomb and Juvenil Felix and the directors of the Corporation agreeing not to sell, directly or indirectly any Common Shares or securities convertible or exchangeable into Common Shares except in connection with (i) the exchange, transfer, conversion or exercise of rights of existing outstanding securities or existing commitments to issue or sell securities, and (ii) sales to an offeror pursuant to a take-over bid, for a period commencing on the date hereof and expiring 120 days after the Closing Date, except with the prior written consent of TDSI on behalf of the Underwriters which consent shall not be unreasonably withheld or delayed. This restriction shall not apply to shares held by Brazilian Resources, Inc., IMS Empreendimentos LTDA or the Dow-Titcomb Irrevocable Family Trust.

(ix)	Other Documentation. The Underwriters receiving at the Closing Time such further certificates, opinions of counsel and other documentation from the Corporation as may be contemplated herein or as the Underwriters or their counsel may reasonably require, provided, however, that the Underwriters or their counsel shall request any such certificate or document within a reasonable period prior to the Closing Time that is sufficient for the Corporation to obtain and deliver such certificate or document, and in any event, at least 48 hours prior to the Closing Time and provided further that any such further certificates, opinions or other documentation requested by the Underwriters are customary for financings of the nature contemplated hereby taking into account the nature of the business conducted by the Corporation and the Subsidiaries.

All terms and conditions set out herein shall be construed as conditions and any breach or failure by the Corporation to comply with any such conditions in favour of the Underwriters shall entitle the Underwriters to terminate their obligation to purchase the Common Shares by written notice to that effect given to the Corporation prior to the Closing Time on the Closing Date. The Corporation shall use its reasonable best efforts to cause all conditions in this Agreement to be satisfied. It is understood that the Underwriters may waive in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to their rights in respect of any subsequent breach or non-compliance, provided that to be binding on the Underwriters, any such waiver or extension must be in writing.
(b)	Underwriter Deliveries. The Underwriters shall have delivered or cause to be delivered to the Corporation:
(i)	a duly completed and executed Subscription Agreement from each Purchaser,

(ii)	payment of the aggregate Purchase Price for the Units purchased by the Purchasers net of the commission payable by the Corporation to the Underwriters as provided in subsection 5(a) of this Agreement, against delivery by the Corporation to the Underwriters of a receipt for the net Purchase Price for the Units;

(iii)	instructions to issue the Units registered in the names of the Purchasers and the Underwriters, respectively, or in such other names as they may direct; and

(iv)	such further documents as may be contemplated by this Agreement or as the Corporation may reasonably require, all in form and substance satisfactory to the Corporation, acting reasonably.
Section 8     TERMINATION OF AGREEMENT
(a)	In addition to any other remedies which may be available to the Underwriters, the Underwriters (or any of them) shall be entitled, at their option, to terminate and cancel, without any liability on the Underwriters’ part, their obligations under this Agreement to purchase the Units, by giving written notice to the Corporation at any time at or prior to the Closing Time on the Closing Date if at any time prior to the closing of the Offering:
(i)	the state of financial markets in Canada or elsewhere where it is planned to market the Units is such that, in the reasonable opinion of the Underwriter, the Units cannot be marketed profitably;

(ii)	there shall have occurred any adverse material change in relation to the Corporation, or there should be a previously undisclosed material adverse change (whether actual, proposed or prospective) which is discovered or required to be disclosed, or there should occur a change in a material fact contained in the disclosure of the Corporation, or in the Information and the Offering Memorandum that in the reasonable opinion of the Underwriter have or would be expected to result in an adverse material change in relation to the Corporation or have a significant adverse effect on the market price or value of the Units or Common Shares; or

(iii)	any inquiry, investigation or other proceeding is made or any order is issued under or pursuant to any statute of Canada or any province thereof or any statute of the United States or any state thereof or any stock exchange in relation to the Corporation or any of its securities (except for any inquiry, investigation or other proceeding or other based upon the activities of the Underwriters and not upon activities of the Corporation), which, in the opinion of the Underwriter, acting reasonably, prevents or restricts trading in of the Common Shares or adversely affects or involves the financial markets or business, operations or affairs of the Corporation; or

(iv)	if there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence or any law or regulation which, in the opinion of the Underwriter, acting reasonably, seriously adversely affects or involves, or will seriously adversely affect or involve, the financial markets or the business, operations or affairs of the Corporation and its Subsidiaries, taken as a whole.
(b)	The Corporation agrees that all material terms and conditions of this Agreement shall be construed as conditions and complied with so far as they relate to acts to be performed or caused to be performed by it, that it will use its best efforts to cause such conditions to be complied with, and that any breach or failure by the Corporation to comply with any such conditions shall entitle any of the Underwriters to terminate their obligations to purchase the Common Shares by notice to that effect given to the Corporation at or prior to the Closing Time, unless otherwise expressly provided in this Agreement. The Underwriters may waive, in whole or in part, or extend the time for compliance with, any terms and conditions without prejudice to their rights in respect of any other of such terms and conditions or any other or subsequent breach or non-compliance, provided that any such waiver or extension shall be binding upon the Underwriters only if such waiver or extension is in writing and signed by all of the Underwriters.

(c)	The Underwriters shall make reasonable best efforts to give notice to the Corporation (in writing or by other means) of the occurrence of any of the events referred to in paragraphs (a) or (b) of this Section 8, provided that neither the giving nor the failure to give such notice shall in any way affect the entitlement of the Underwriters to exercise this right at any time prior to or at the Closing Time.

(d)	The rights of termination contained in this section may be exercised by the Underwriters and are in addition to any other rights or remedies the Underwriters may have in respect of any default, act or failure to act or non-compliance by the Corporation in respect of any of the matters contemplated by this Agreement.

(e)	If the obligations of the Underwriters are terminated under this Agreement pursuant to these termination rights, the Corporation’s liabilities to the Underwriters shall be limited to the Corporation’s obligations under Section 9, Section 10 and Section 12 of this Agreement.
Section 9     INDEMNITY
(a)	The Corporation covenants and agrees to protect, indemnify, and save harmless, each of the Underwriters and their respective U.S. broker-dealer affiliates, and each of their respective directors, officers, employees, affiliates and agents and each person, if any, who controls any Underwriter or its U.S. broker-dealer affiliates within the meaning of section 15 of the U.S. Securities Act or section 20 of the U.S. Exchange

Act (individually, an “Indemnified Party” and collectively, the “Indemnified Parties”), from and against any and all losses, claims, actions, suits, proceedings, damages, liabilities or expenses of whatsoever nature or kind (excluding loss of profits), including the aggregate amount paid in reasonable settlement of any actions, suits, proceedings, investigations or claims and the reasonable fees, disbursements and taxes of their counsel in connection with any action, suit, proceeding, investigation or claim that may be made or threatened against any Indemnified Party or in enforcing this indemnity (collectively, the “Claims”) to which an Indemnified Party may become subject or otherwise involved in any capacity insofar as the Claims relate to, are caused by, result from, arise out of or are based upon, directly or indirectly, the representations, warranties, covenants, documents, transactions and other matters set out in this Agreement whether performed before or after the Corporation’s execution of this Agreement and to reimburse each Indemnified Party forthwith, upon demand, for any legal or other expenses reasonably incurred by such Indemnified Party in connection with any Claim.

(b)	This indemnity shall not be available to any Indemnified Party in relation to any losses, expenses, claims, actions, damages or liabilities incurred by the Corporation are determined by a court of competent jurisdiction in a final judgement that has become non-appealable to have resulted primarily from the gross negligence or wilful misconduct of such Indemnified Party.

(c)	In the event and to the extent that a court of competent jurisdiction in a final judgement that has become non-appealable determines that an Indemnified Party was negligent or guilty of wilful misconduct in connection with a Claim in respect of which the Corporation has advanced funds to the Indemnified Party pursuant to this indemnity, such Indemnified Party will reimburse such funds to the Corporation and thereafter this indemnity will not apply to such Indemnified Party in respect of such Claim. The Corporation agrees to waive any right the Corporation might have of first requiring the Indemnified Party to proceed against or enforce any other right, power, remedy or security or claim payment from any other person before claiming under this indemnity.

(d)	In case any action, suit, proceeding or claim is brought against an Indemnified Party or an Indemnified Party has received notice of the commencement of any investigation in respect of which indemnity may be sought against the Corporation, the Indemnified Party will give the Corporation prompt written notice of any such action, suit, proceeding, claim or investigation of which the Indemnified Party has knowledge and the Corporation will undertake the investigation and defence thereof on behalf of the Indemnified Party, including the prompt employment of counsel acceptable to the Indemnified Parties affected and the payment of all expenses. Failure by the Indemnified Party to so notify will not relieve the Corporation of its obligation of indemnification hereunder unless (and only to the extent that) such failure results in forfeiture by the Corporation of substantive rights or defences.

(e)	No admission of liability and no settlement, compromise or termination of any action, suit, proceeding, claim, or investigation will be made without the Corporation’s consent and the consent of the Indemnified Parties affected, such consents not to be unreasonably withheld. Notwithstanding that the Corporation will undertake the investigation and defence of any Claim, an Indemnified Party will have the right to employ separate counsel with respect to any Claim and participate in the defence thereof, but the fees and expenses of such counsel will be at the expense of the Indemnified Party unless:
(i)	employment of such counsel has been authorized in writing by the Corporation;

(ii)	the Corporation has not assumed the defence of the action within a reasonable period of time after receiving notice of the claim;

(iii)	the named parties to any such claim include both the Corporation and the Indemnified Party and the Indemnified Party will have been advised by counsel to the Indemnified Party that there may be a conflict of interest between the Corporation and the Indemnified Party; or

(iv)	there are one or more defences available to the Indemnified Party which are different from or in addition to those available to the Corporation;
in which case such fees and expenses of such counsel to the Indemnified Party will be for the Corporation’s account. The rights accorded to the Indemnified Parties hereunder will be in addition to any rights an Indemnified Party may have at common law or otherwise.

(f)	The Corporation hereby constitutes TDSI (as defined in the attached Agreement) as trustee for each of the other Indemnified Parties of the Corporation’s covenants under this indemnity with respect to such persons and TDSI agrees to accept such trust and to hold and enforce such covenants on behalf of such persons.

(g)	The Corporation agrees to reimburse the Underwriters monthly for the time spent by the Underwriters’ personnel in connection with any Claim at their normal per diem rates. The Corporation also agrees that if any action, suit, proceeding or claim will be brought against, or an investigation commenced in respect of the Corporation or the Corporation and the Underwriters and personnel of the Underwriters will be required to testify, participate or respond in respect of or in connection with the Engagement, the Underwriters will have the right to employ their own counsel in connection therewith and the Corporation will reimburse the Underwriters monthly for the time spent by its personnel in connection therewith at their normal per diem rates together with such disbursements and reasonable out-of-pocket expenses as may be incurred, including fees and disbursements of the Underwriters’ counsel.
Section 10     CONTRIBUTION
          In the event that the indemnity provided for in Section 9 of this Agreement is unavailable for any reason (other than in accordance with the terms hereof) to the Indemnified Parties (or any of them) or is insufficient to hold them harmless, the Corporation will contribute to the amount paid or payable by the Indemnified Parties as a result of such Claims in such proportion as is appropriate to reflect not only the relative benefits received by the Corporation or the Corporation’s shareholders on the one hand and the Indemnified Parties on the other, but also the relative fault of the parties and other equitable considerations which may be relevant. Notwithstanding the foregoing, the Corporation will in any event contribute to the amount paid or payable by the Indemnified Parties as a result of such Claim any amount in excess of the fees actually received by any Indemnified Parties hereunder.

Section 11     SEVERABILITY
          If any provision of this Agreement is determined to be void or unenforceable in whole or in part, it shall be deemed not to affect or impair the validity of any other provision of this Agreement and such void or unenforceable provision shall be severed from this Agreement.
Section 12     EXPENSES
          Whether or not the transactions provided for herein are completed, the Corporation shall pay all costs, fees and expenses of or incidental to the performance of its obligations under this Agreement including, without limitation, the fees and expenses of the Corporation’s auditors, counsel, and any local counsel (including U.S. counsel). The Corporation shall assume and pay the out-of-pocket expenses of the Underwriters, with any single such out-of-pocket expense in excess of $5,000 to be approved by the Corporation. The Corporation shall assume and pay the reasonable fees, disbursements and any applicable taxes payable thereon of counsel to the Underwriters to a maximum of $50,000, plus disbursements and GST.
Section 13     UNDERWRITING PERCENTAGES
(a)	The obligation of the Underwriters to purchase the Common Shares at the Closing Time on the Closing Date shall be several, and not joint, nor joint and several, and shall be as to the following percentages:

TD Securities Inc.	50.02%
Blackmont Capital Inc.	16.66%
BMO Capital Markets	16.66%
RBC Dominion Securities Inc.	16.66%

100%
(b)	In the event that any Underwriter shall fail to purchase its applicable percentage of the Common Shares (the “Defaulted Securities”) at the Closing Time, the Underwriters shall have the right, within 36 hours thereafter, to make arrangements for one or more of the non-defaulting Underwriters, or any other underwriters, to purchase all, but not less than all, of the Defaulted Securities, in such amounts as may be agreed upon and upon the terms set forth herein. If, however, the Underwriters shall have not completed such arrangements with such 36 hour period, then:
(i)	if the number of Defaulted Securities does not exceed 10% of the number of Common Shares to be purchased hereunder, the non-defaulting Underwriters shall be obligated, each several, and not jointly, nor jointly and several, to purchase the full amount thereof in the proportions that their respective underwriting obligations hereunder bear to the underwriting obligation of all non-defaulting Underwriters, or

(ii)	if the number of Defaulted Securities exceeds 10% of the number of Common Shares to be purchased on such date, this Agreement shall terminate without liability on the part of any non-defaulting Underwriter.
(c)	No action taken pursuant to this Section 13 shall relieve any defaulting Underwriter from liability in respect of its default to the Corporation or to any non-defaulting Underwriter.

(d)	In the event of any such default which does not result in a termination of this Agreement, either the Underwriters or the Corporation shall have the right to postpone the Closing Time for a period not exceeding seven (7) calendar days in order to effect any required changes to the Subscription Agreements.
Section 14     REMEDIES
          The rights of termination contained in Section 8 of this Agreement are in addition to any other rights or remedies the Underwriters or any of them may have in respect of any default, act or failure to act or non-compliance with the Corporation in respect of any matters contemplated by this Agreement.
Section 15     SURVIVAL; ENTIRE AGREEMENT, SEVERABILITY
          All representations, warranties, covenants and agreements of the Corporation herein contained or contained in any documents contemplated by, or delivered pursuant to, this Agreement or in connection with the purchase and sale of the Offered Securities shall survive the purchase and sale of the Offered Securities and the termination of this Agreement and shall continue in full force and effect for the benefit of the Underwriters and the Purchasers, regardless of any subsequent disposition of Offered Securities or any investigation by or on behalf of the Underwriter with respect thereto. This Agreement constitutes the entire agreement between the Corporation and the Underwriter in connection with the issue and sale of the Units by the Corporation and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, including, but not limited to, any engagement agreement (other than paragraphs 11 and 21 thereof) or term sheet relating to the Offering between the Corporation and the Underwriter. If any provision of this Agreement is determined to be void or unenforceable in whole or in part, it shall be deemed not to affect or impair the validity of any other provision of this Agreement and such void or unenforceable provision shall be severed from this Agreement.
Section 16     TIME OF THE ESSENCE AND GOVERNING LAWS
          Time shall be of the essence in this Agreement. This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.
Section 17     NOTICES
          All notices or other communications by the terms hereof required or permitted to be given by one party to another shall be given in writing by personal delivery or by facsimile delivered or facsimile to such other party as follows:
(a)	to the Corporation at:

Jaguar Mining Inc. 48 Pleasant Street Concord, New Hampshire 03301

Attention: Daniel Titcomb Fax: (603) 228-8045

with a copy to:

Davies Ward Phillips & Vineberg LLP 44th Floor 1 First Canadian Place Toronto, Ontario M5X 1B1

Attention: Jason Saltzman Fax: (416) 863-0871

(b)	to the Underwriters at:

TD Securities Inc. 66 Wellington Street West, 8th Floor Toronto, Ontario M5K 1A2

Attention: Gorden Glen Facsimile No.: (416) 983-3176

Blackmont Capital Inc. BCE Place, 181 Bay Street Suite 900, PO box 779 Toronto, Ontario M5J 2T3

Attention: Chad Williams Facsimile No.: (416) 864-9151

BMO Capital Markets One First Canadian Place 4th Floor, PO Box 150 Toronto, Ontario M5X 1H3

Attention: Egizio Bianchini Facsimile No.: (416) 359-4459

RBC Dominion Securities Inc. 200 Bay Street PO Box 50, Royal Bank Plaza Toronto, Ontario M5J 2W7

Attention: Max Weis Facsimile No.: (416) 842-7527

with a copy to:

Fraser Milner Casgrain LLP Suite 3900, One First Canadian Place 100 King Street West Toronto, Ontario M5X 1B2

Attention: Sander A.J.R. Grieve Facsimile No.: (416) 863-4592
or at such other address or facsimile number as may be given by either of them to the other in writing from time to time and such notices or other communications shall be deemed to have been received when delivered or, if by facsimile, on the next business day after such notice or other communication has been facsimile (with receipt confirmed).
[signature page follows]

Section 18     ACTION BY UNDERWRITERS
          All steps which must or may be taken by the Underwriters in connection with this Agreement with the exception of the matters relating to termination contemplated by Section 8 of this Agreement, may be taken by TDSI on behalf of itself and the other Underwriters and the Corporation’s execution of this Agreement shall constitute the Corporation’s authority for accepting notification of any such steps from, and for delivering the definitive documents constituting the Offered Securities to, or to the order of, TDSI.
Section 19     PRESS RELEASES
          The Corporation shall provide the Underwriters and their counsel with a copy of all press releases to be issued by the Corporation concerning the sale of Offered Securities contemplated hereby prior to the issuance thereof, and shall give the Underwriters and their counsel a reasonable opportunity to provide comments on any press release.
Section 20     COUNTERPART SIGNATURE
          This Agreement may be executed in one or more counterparts (including counterparts by facsimile) which, together, shall constitute an original copy hereof as of the date first noted above.
Section 21     ACCEPTANCE
          If this Agreement accurately reflects the terms of the transaction which we are to enter into and if such terms are agreed to by the Corporation, please communicate your acceptance by executing where indicated below and returning by facsimile one copy and returning by courier four originally executed copy to TDSI.
Yours very truly,

TD SECURITIES INC.
By:
Director

BLACKMONT CAPITAL INC.		BMO NESBITT BURNS INC.		RBC DOMINION SECURITIES INC.

By:		By:		By:

	Director		Managing Director		Vice-President

          The foregoing accurately reflects the terms of the transaction that we are to enter into and such terms are agreed to.
          ACCEPTED at as of this 9th day of March, 2007.

JAGUAR MINING INC.
By:
President

EXHIBIT 1

Issuer:	Jaguar Mining Inc.

Issue:	75,000 Units (the “Units”), each consisting of one Senior Secured Note with a principal amount of C$1,000 (the “Notes”) and 25 Common Shares (the “Shares”).

Amount:	C$75,000,000

Issue Price:	C$1,000 per Unit.

Over-allotment Option:
The Underwriters will have an option to purchase up to an additional 11,250 Units (C$11,250,000) at the Issue Price, exercisable in whole or in part at any time prior to the 48 hour period immediately prior to Closing.

Coupon:	10.5% per annum from Closing, payable semi-annually in arrears on the last day of June and December of each year, commencing on June 30, 2007.

Maturity:	March 23, 2012 (5 years + 1 day from Closing).

Withholding tax:	The terms of the Notes will be such that the Company will not be required to withhold any amounts in respect of tax from interest payments made to non-residents of Canada.

Use of Proceeds:	The net proceeds of the offering will be used to advance the development of Jaguar’s properties in Brazil, including the Paciencia project and the Caete project, and for general corporate purposes.

Redemption:
The Notes will not be redeemable on or before March 22, 2010 (the “First Call Date”). After the First Call Date and prior to Maturity, the Notes may be redeemed in whole or in part from time to time at the option of the Issuer on not more than 60 days and not less than 30 days prior notice at the price according to the following schedule, including accrued and unpaid interest, if any:

Time Period	% of Par
After the 3rd anniversary of Closing until on or before the 4th anniversary of Closing	102%
After the 4th anniversary of Closing until on or before the 5th anniversary of Closing	101%
Thereafter, until Maturity	100%

The Issuer may redeem the Notes within the first three years following Closing in whole only (not in part), for cash at a redemption price of 102% of the principal amount of the Notes, including accrued and unpaid interest, if any, should a Change of Control occur.

Change of Control:
If a Corporation Change of Control occurs, the Issuer (if entitled to do so) does not elect to redeem the Notes, and the acquiror’s debt rating, either before or after the Corporation Change of Control, is equal to or less than the Issuer’s debt rating (as determined based on debt ratings from recognized rating agencies or, if no such ratings exist, by an independent investment bank retained by the board of directors of the Issuer), the Issuer will be required, at the request of a holder of Notes, to purchase all or part of the holder’s Notes for cash at a price equal to the corresponding price per Note as described under “Redemption”, including accrued and unpaid interest, if any.

If a Project Change of Control occurs, the Issuer shall, at the request of a holder of the Notes, purchase all or a portion of the holder’s Notes for cash at a price equal to the corresponding price per Note as described under “Redemption”, including accrued and unpaid interest, if any. “Project Change of Control” means a transaction as a result of which the Company ceases to beneficially own, directly or indirectly, at least a majority of either the Paciencia project or the Caeté project.

Rank:	The Notes will be senior secured obligations of the Issuer.

Security:
The Notes will initially be secured by a pledge of the shares of Mineração Serras do Oeste, Ltda. (“MSOL”) provided that after the closing the Company may, in its sole and absolute discretion, effect a reorganization (after receiving tax and similar legal advice) as a result of which the assets and liabilities related to the Paciencia project and the Caeté project (and no other material assets or liabilities) will be held by a single company incorporated under the laws of Brazil (“Pledgeco”) (which may be MSOL or another entity), following which reorganization the shares of Pledgeco, and no other shares or other assets, will be pledged to secure the Notes.

Negative Pledge:
There is a negative pledge in relation to, among other things, (i) indebtedness (other than project indebtedness of up to US$20,000,000.00 as set forth below) in respect of MSOL (or Pledgeco), (ii) transfer of any interest in the Paciencia and Caete project to any non-arms length person other than pursuant to the permitted reorganization, and (iii) encumbrance of the pledged shares.

Other Covenants:
The Notes will have the benefit of certain covenants which, among other things, will restrict the ability of MSOL (or Pledgeco) or its subsidiaries to incur additional indebtedness in excess of US$20,000,000.00.

Purchase for Cancellation:	The Issuer will have the right at any time to purchase the Units, Notes or Shares in the market (where applicable), by tender, or by private contract.

Listing:
The Shares are traded on the Toronto Stock Exchange under the symbol “JAG”. Should they meet the listing criteria, when practicable application will be made to list the Notes on the Toronto Stock Exchange upon expiry of any statutory hold periods. The Units will not be listed on any exchange.

Form of Offering:
Private placement to “accredited investors” in all provinces of Canada (together, the “Selling Jurisdictions”) in which the investor will be subject to a four (4) month hold period in all of the Selling Jurisdictions.

Private placement in the United States to “qualified institutional buyers” pursuant to Rule 144A of the U.S. Securities Act of 1933.

Form of Underwriting:	Marketed offering, subject to a mutually acceptable underwriting agreement containing “market out”, “disaster out”, “regulatory out” and

“material adverse change out” clauses running to Closing.

Underwriters:	A syndicate bookrun by TD Securities Inc. and including Blackmont Capital Inc., BMO Capital Markets and RBC Capital Markets.

Underwriting Fee:	4%

Closing:	March 22, 2007

SCHEDULE “A”
MATERIAL SUBSIDIARIES

		Percentage Owned
		(Directly or
Name of Subsidiary	Jurisdiction	Indirectly)
Mineração Serros do Oeste, Ltda.	Republic of Brazil	99.999%
Mineração Turmalina Ltda.	Republic of Brazil	99.999%
Brazilian Resources Inc. and IMS Empreendimentos Ltda are parties to a voting agreement dated October 30, 2003 concerning the common shares of Jaguar held by them.

SCHEDULE “B”
OUTSTANDING CONVERTIBLE SECURITIES
1.	5,700,694 outstanding warrants to purchase Common Shares

2.	5,264,000 options to acquire Common Shares pursuant to Jaguar’s Stock Option Plan

SCHEDULE “C”
UNITED STATES OFFERS AND SALES
          As used in this Schedule “C” and related appendices, capitalized terms used herein and not defined herein shall have the meanings ascribed thereto in the Agreement to which this Schedule “C” is annexed and the following terms shall have the meanings indicated:
(a)	“Directed Selling Efforts” means directed selling efforts as that term is defined in Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Common Shares and/or Notes comprising the Units and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of the Securities;

(b)	“Foreign Issuer” shall have the meaning ascribed thereto in Regulation S. Without limiting the foregoing, but for greater clarity, it means any issuer which is (a) the government of any country other than the United States, of any political subdivision thereof or a national of any country other than the United States; or (b) a corporation or other organization incorporated or organized under the laws of any country other than the United States, except an issuer meeting the following conditions: (1) more than 50 percent of the issuer’s outstanding voting securities are directly or indirectly held by residents of the United States; and (2) any of the following: (i) the majority of the executive officers or directors of the issuer are United States citizens or residents, (ii) more than 50 percent of the assets of the issuer are located in the United States, or (iii) the business of the issuer is administered principally in the United States;

(c)	“General Solicitation” and “General Advertising” means “general solicitation” and “general advertising”, respectively, as used in Rule 502(c) of Regulation D, including, but not limited to, any advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising;

(d)	“Qualified Institutional Buyer” means a “qualified institutional buyer” as defined in Rule 144A;

(e)	“Regulation D” means Regulation D adopted by the SEC under the U.S. Securities Act;

(f)	“Regulation S” means Regulation S adopted by the SEC under the U.S. Securities Act;

(g)	“Rule 144A” means Rule 144A under the U.S. Securities Act;

(h)	“SEC” means the United States Securities and Exchange Commission;

(i)	“Securities” means the Unit Shares and the Notes;

(j)	“Substantial U.S. Market Interest” means “substantial U.S. market interest” as that term is defined in Regulation S;

(k)	“United States” means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

(l)	“U.S. Affiliate” of any Underwriter means its U.S. registered broker-dealer affiliate;

(m)	“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended; and

(n)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended.
Representations, Warranties and Covenants of the Underwriters
          Each Underwriter and its respective U.S. affiliate acknowledges that the Securities have not been and will not be registered under the U.S. Securities Act or the securities laws of any state and may be offered and sold only in transactions exempt from or not subject to the registration requirements of the U.S. Securities Act and state securities laws. Accordingly, each Underwriter and U.S. Affiliate represents, warrants and covenants to the Corporation that:
1.	It has not offered and sold, and will not offer and sell, any Securities forming part of its allotment described in Section 13(a) of the Agreement except (a) in accordance with Rule 903 of Regulation S, or (b) in the United States pursuant to the exemption from the registration requirements of the U.S. Securities Act provided by Rule 144A as provided in paragraphs 1 through 10 below. Accordingly, it has not offered or sold, and will not offer or sell, any Securities forming part of its allotment except in accordance with Regulation S or Rule 144A.

2.	It has not entered and will not enter into any contractual arrangement with respect to the distribution of the Securities, except with its affiliates or with the prior written consent of the Corporation.

3.	All offers of Securities in the United States have been and will be made through the Underwriter’s U.S. Affiliate in compliance with all United States federal or state laws or regulations governing the registration or conduct of securities brokers or dealers. Such U.S. Affiliate is a Qualified Institutional Buyer.

4.	It and its affiliates have not, either directly or through a U.S. Affiliate, made any Directed Selling Efforts in the United States, nor has it solicited and will not solicit offers for, and have not offered to sell and will not offer to sell, Securities in the United States by any form of General Solicitation or General Advertising or in any manner involving a public offering within the meaning of section 4(2) of the U.S. Securities Act.

5.	Any offer, sale or solicitation of an offer to buy Securities that has been made or will be made in the United States was made or will be made to persons it reasonably believes to be Qualified Institutional Buyers in accordance with Rule 144A in transactions exempt from registration under applicable state securities laws.

6.	Prior to completion of any sale of Securities in the United States, each U.S. purchaser thereof will be required to execute a Subscription Agreement, in a form satisfactory to the Corporation and the Underwriters. All U.S. purchasers of Securities have been informed that the Securities have not been and will not be registered under the U.S. Securities Act and are being offered and sold to such purchasers in reliance on the exemption from registration provided by Rule 144A.

7.	At least one business day prior to the time of delivery, the Corporation and its transfer agent will be provided with a list of all purchasers of Securities in the United States.

8.	At closing, each Underwriter together with its U.S. Affiliate who placed any Securities in the United States, will provide a certificate, substantially in the form of Appendix I, relating to the manner of the offer and sale of Securities in the United States or a written confirmation that it did not sell any Securities in the United States.
Representations, Warranties and Covenants of the Corporation
          The Corporation represents, warrants, covenants and agrees that:
1.	The Corporation is a Foreign Issuer and there is no Substantial U.S. Market Interest in the Securities.

2.	The Corporation is not, and as a result of the sale of the Securities contemplated hereby will not be, an investment company required to be registered under the United States Investment Company Act of 1940, as amended.

3.	The Securities are eligible for resale pursuant to Rule 144A, and at the date hereof, the Securities are not (A) of the same class of securities listed on a national securities exchange registered under section 6 of the U.S. Exchange Act in the United States, (B) quoted in an automated U.S. inter-dealer system in the United States, or (C) convertible or exchangeable into securities so listed or quoted at an effective conversion premium (calculated as specified in section (a)(6) of Rule 144A) of less than ten percent for securities so listed or quoted.

4.	For so long as the Securities are “restricted securities” within the meaning of Rule 144(a)(3) under the U.S. Securities Act, it shall either: (A) furnish to the SEC all information required to be furnished in accordance with Rule 12g3-2(b) under the U.S. Exchange Act; (B) file reports and other information with the SEC under section 13 or 15(d) of the U.S. Exchange Act; or (C) provide to any holder of Securities and any prospective purchaser of Securities designated by such holder, upon the request of such holder, the information required to be provided by section (d)(4) of Rule 144A;

5.	None of it, its affiliates or any person acting on its or their behalf (other than the Underwriters or their affiliates or any person acting on their behalf, in respect of which no representation is made) has offered or will offer to sell the Securities by means of any form of General Solicitation or General Advertising; and

6.	None of it, its affiliates or any person acting on its or their behalf (other than the Underwriters or their affiliates or any person acting on their behalf, in respect of which no representation is made) has engaged or will engage in any Directed Selling Efforts with respect to the Securities.

APPENDIX I
TO SCHEDULE “C”
UNDERWRITERS’ CERTIFICATE
          In connection with the private placement in the United States of Common Shares and Notes of Jaguar Mining Inc. (the “Corporation”) with one or more U.S. qualified institutional buyers (the “U.S. Private Places”) pursuant to Subscription Agreements dated as of March <>, 2007 and pursuant to the Underwriting Agreement dated March <>, 2007, among the Corporation and the Underwriters named therein (the “Underwriting Agreement”), the undersigned do hereby certify on a several basis and in respect of themselves only and only to the extent applicable that:
(i)	the Units have been offered and sold in the United States only by [NAME OF U.S. AFFILIATE], which was on the dates of such offers and sales, and is on the date hereof, a duly registered broker or dealer pursuant to section 15(b) of the U.S. Exchange Act and under the securities laws of each state in which such offers and sales were made (unless exempted from the respective state’s broker-dealer registration requirements) and was and is a member in good standing with the National Association of Securities Dealers, Inc. on the date hereof, and all offers and sales of Units in the United States have been and will be effected by [NAME OF U.S. AFFILIATE] in accordance with all U.S. broker-dealer requirements;

(ii)	immediately prior to transmitting the U.S. Subscription Agreement relating to the offering of the Units to such offerees, we had reasonable grounds to believe and did believe that each offeree was a Qualified Institutional Buyer, and, on the date hereof, we have reasonable grounds to believe and do believe that each person in the United States that we have arranged to purchase Units from us is a Qualified Institutional Buyer;

(iii)	no form of General Solicitation or General Advertising or Directed Selling Efforts was used by us in connection with the offer or sale of Units in the United States; and

(iv)	the offering of Units has been conducted by our U.S. Affiliate in accordance with the terms of the Underwriting Agreement, including Schedule “C” thereto.
          Terms used in this certificate have the meanings given to them in the Underwriting Agreement (including Schedule “C” thereto) unless otherwise defined herein.
          Dated this ___day of ___, 2007.

[NAME OF UNDERWRITER]		[NAME OF U.S. AFFILIATE]

By:		By:
	Name:		Name:
	Title:		Title:

Document No. 17
NOTE INDENTURE
made as of March 22, 2007
between
JAGUAR MINING INC.
as issuer
and
COMPUTERSHARE TRUST COMPANY OF CANADA
as trustee
Relating to the issuance of
10.5% SECURED NOTES
Due March 23, 2012

ARTICLE 1 INTERPRETATION

1.1 Definitions	1
1.2 Meaning of “outstanding” for Certain Purposes	11
1.3 Interpretation Not Affected by Headings	11
1.4 Extended Meanings	12
1.5 Day Not a Business Day	12
1.6 Currency	12
1.7 Other Currencies	12
1.8 Statutes	12
1.9 Invalidity of Provisions	12
1.10 Applicable Law	12

ARTICLE 2 THE NOTES

2.1 Designation and Issuance of Notes	13
2.2 Description of the Notes	13
2.3 Form of Notes	13
2.4 Notes to Rank Pari Passu	13
2.5 Signatures on Notes	14
2.6 Certification	14
2.7 Concerning Interest	14
2.8 Issue of Replacement Notes	16
2.9 Option of Holder as to Place of Payment	16
2.10 Record of Payments	16
2.11 Surrender for Cancellation	16
2.12 Right to Receive Indenture	17

ARTICLE 3 REGISTRATION, TRANSFER, EXCHANGE AND OWNERSHIP OF NOTES

3.1 Registers	17
3.2 Transfer of Notes	17
3.3 Transferee Entitled to Registration	18
3.4 Closing of Register; Recording of Certain Transfers	18
3.5 Exchange of Notes	18
3.6 Ownership and Entitlement to Payment	19
3.7 Evidence of Ownership	19
3.8 No Notice of Trusts	19
3.9 Charges for Transfer and Exchange	20
3.10 Restrictions on Transfer of Notes Under US Securities Law	20

ARTICLE 4 ISSUE AND DELIVERY OF NOTES

4.1 Issuance of Notes	22
4.2 No Notes to be Issued During Default	22

ARTICLE 5 OPTIONAL REDEMPTION AND PURCHASE OF NOTES

5.1 General	22
5.2 Redemption on Change of Control	23

5.3 Notice to Trustee and Partial Redemption of Notes	23
5.4 Notice of Redemption	23
5.5 Notes Due on Redemption Date	24
5.6 Purchase of Notes	25
5.7 Cancellation of Notes	25

ARTICLE 6 CHANGE OF CONTROL PURCHASES

6.1 Change of Control Optional Redemption	25
6.2 Change of Control Mandatory Offer to Purchase	25
6.3 Change of Control Notice	26
6.4 Purchase Notice	27
6.5 Procedures for Exercising Change of Control Purchase	28
6.6 Consummation of Purchase	28
6.7 Withdrawal of Purchase Notice	28
6.8 Notification by Trustee	29
6.9 Deposit of Change of Control Purchase Price	29
6.10 Notes Purchased in Part	29
6.11 Covenant to Comply with Securities Laws	29

ARTICLE 7 WITHHOLDING TAXES

ARTICLE 8 COVENANTS OF THE CORPORATION

8.1 General Covenants	30
8.2 Restrictive Covenants of the Corporation in respect of Pledgeco	32
8.3 Maintenance of Offices or Agencies	32
8.4 Money for Payments to Be Held in Trust	33
8.5 Trustee’s Remuneration and Expenses	34
8.6 Not to Extend Time for Payment of Interest	34
8.7 Examination and Audit	34
8.8 No Change of Domicile	34
8.9 Trustee May Perform Covenants	35
8.10 Certificates Relating to Compliance and Default	35
8.11 Financial Statements	36

ARTICLE 9 DEFAULTS AND REMEDIES

9.1 Events of Default	36
9.2 Notice of Event of Default	38
9.3 Acceleration	38
9.4 Waiver of Event of Default	38
9.5 Enforcement by the Trustee	39
9.6 Suits by Noteholders	40
9.7 Application of Money	41
9.8 Distribution of Proceeds	41
9.9 Remedies Cumulative	42
9.10 Judgment Against the Corporation	42
9.11 Immunity of Shareholders, Directors and Officers	42

ARTICLE 10 CANCELLATION, DISCHARGE AND DEFEASANCE

10.1 Cancellation and Destruction	43
10.2 Payment of Amounts Due on Maturity	43
10.3 Repayment of Unclaimed Money	43
10.4 Discharge	43
10.5 Defeasance	44

ARTICLE 11 MEETINGS OF NOTEHOLDERS

11.1 Right to Convene Meetings	45
11.2 Notices of Meetings	46
11.3 Chairman	46
11.4 Quorum	46
11.5 Power to Adjourn	46
11.6 Show of Hands	47
11.7 Poll	47
11.8 Voting	47
11.9 Regulations	47
11.10 Corporation and Trustee May Be Represented	48
11.11 Powers Exercisable by Noteholders by Extraordinary Resolution	48
11.12 Meaning of Ordinary Resolution	50
11.13 Meaning of Extraordinary Resolution	50
11.14 Powers Cumulative	51
11.15 Minutes	51
11.16 Instruments in Writing	51
11.17 Binding Effect of Resolutions	52
11.18 Record Dates	52

ARTICLE 12 NOTICES

12.1 Notice to the Corporation	52
12.2 Notice to Noteholders	52
12.3 Notice to the Trustee	53
12.4 When Publication Required	53
12.5 Waiver of Notice	53

ARTICLE 13 CONCERNING THE TRUSTEE

13.1 Corporate Trustee Required Eligibility	53
13.2 Certain Duties and Responsibilities of Trustee	54
13.3 No Conflict of Interest	54
13.4 Conditions Precedent to Trustee’s Obligation to Act	55
13.5 Resignation and Removal; Appointment of Successor	55
13.6 Acceptance of Appointment by Successor	56
13.7 Trustee May Deal in Notes	57
13.8 No Person Dealing with Trustee Need Inquire	57
13.9 Investment of Money Held by Trustee	57
13.10 Trustee Not Required to Give Security	58
13.11 Trustee Not Required to Possess Notes	58
13.12 Evidence of Compliance	58
13.13 Form of Evidence	58
13.14 Certain Rights of Trustee	59

13.15 Merger, Conversion, Consolidation or Succession to Business	60
13.16 Action by Trustee to Protect Interests	60
13.17 Protection of Trustee	60
13.18 Trustee Not Liable in Respect of Depository	61
13.19 Trustee Appointed Attorney	62
13.20 Acceptance of Trusts	62
13.21 No Liability for Certain Deposited Monies	62
13.22 Third Party Interests	62
13.23 Trustee Not Bound to Act	62
13.24 Privacy Laws	63

ARTICLE 14 SECURITY

14.1 Corporation’s Security	63
14.2 Permitted Reorganization	63
14.3 Registration of the Security	64
14.4 After Acquired Property and Further Assurances	64
14.5 Partial Discharges	64

ARTICLE 15 SUPPLEMENTAL INDENTURES

15.1 Supplemental Indentures	65
15.2 Effect of Supplemental Indentures	65
15.3 Execution of Supplemental Indentures	66

ARTICLE 16 EVIDENCE OF RIGHTS OF NOTEHOLDERS

16.1 Evidence of Rights of Noteholders	66

ARTICLE 17 EXECUTION AND FORMAL DATE

17.1 Counterpart Execution	66
17.2 Formal Date	66

NOTE INDENTURE
THIS INDENTURE is made as of March 22, 2007,
BETWEEN:
JAGUAR MINING INC.,
a corporation existing under the laws of the
Province of Ontario,
hereinafter referred to as the “Corporation”,
- and -
COMPUTERSHARE TRUST COMPANY OF
CANADA,
a trust company existing under the laws of Canada,
hereinafter referred to as the “Trustee”.
RECITALS
A. The Corporation is authorized and wishes to create and issue Notes in the manner provided in this Indenture (as hereinafter defined).
B. All necessary resolutions of the Directors have been duly passed and other proceedings taken and conditions complied with to make this Indenture valid and binding on the Corporation.
C. The foregoing recitals are made as representations and statements of fact by the Corporation and not by the Trustee.
NOW THEREFORE THIS NOTE INDENTURE WITNESSES and it is hereby covenanted, agreed and declared as follows.
ARTICLE 1
INTERPRETATION
1.1 Definitions
          In this Indenture and in the Notes, unless there is something in the subject matter or context inconsistent therewith, the following expressions have the following meanings, and grammatical variations thereof shall have the corresponding meanings:
“Affiliate” has the meaning given thereto in the Securities Act.
“Applicable Law” means, at any time, with respect to any Person, property, transaction, event or other matter, as applicable, all laws, rules, statutes, regulations, treaties, orders, judgments and decrees, and all official requests, directives, rules, guidelines, orders, policies, practices and other requirements of any Governmental Authority relating or applicable at such time to such Person, property, transaction, event or other matter, and also includes any interpretation thereof by any Person having jurisdiction over it or charged with its administration or interpretation.
“Authorized Investment” means a short term, interest-bearing or discount debt obligation assigned a rating not lower than R-1 (mid) by Dominion Bond Rating Service Limited (or equivalent rating by its successor) or an equivalent rating by Standard and Poor’s Corporation (or its successor).
“Board” means the board of directors of the Corporation.
“Business Day” means each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day when banking institutions in Toronto, Ontario are authorized or obligated by law or regulation to close.
“Caeté Project” means the Caeté Project as described in Schedule 5 hereto.
“Capital Lease” means, with respect to a Person, a lease or other arrangement in respect of real or personal property that is required to be classified and accounted for as a capital lease on a balance sheet of the Person in accordance with GAAP.
“Capital Lease Obligation” means, with respect to a Person, the obligation of the Person to pay rent or other amounts under a Capital Lease.
“Certified Resolution” means a copy of a resolution certified by a senior officer of the Corporation to have been duly passed by the Directors and to be in full force and effect on the date of such certification.
“Change of Control” means a Corporation Change of Control or a Project Sale.
“Change of Control Notice” has the meaning ascribed to such term in Section 6.3.
“Change of Control Purchase Date” means the date specified in a Purchase Notice as the date on which the purchase of Notes pursuant to a Change of Control will be completed.
“Change of Control Purchase Price” has the meaning ascribed to such term in Section 6.2.
“Change of Control Successor Entity” means, as applicable, the offeror referred to in paragraph (a) of the definition of “Corporation Change of Control” or the entity resulting from the amalgamation, consolidation, statutory arrangement or merger referred to in paragraph (b) of the definition of “Corporation Change of Control” provided that if such resulting entity is wholly-owned, directly or indirectly, by another entity that is a reporting issuer (or its equivalent in another jurisdiction) or its securities are listed and posted for trading on a stock exchange then the “Change of Control Successor Entity” shall be such reporting issuer or listed entity.

“Closing Date” means March 22, 2007 or such other date as agreed to between the Corporation and the Underwriters.
“Contingent Liabilities” means with respect to a Person, any agreement, undertaking or arrangement by which the Person guarantees, endorses or otherwise becomes or is contingently liable upon (by direct or indirect agreement, contingent or other, to provide funds for payment, to supply funds to, or otherwise to invest in, a debtor, or otherwise to assure a creditor against loss) the obligation, debt or other liability of any other Person (other than by endorsements of instruments in the course of collection), or guarantees the payment of dividends or other distributions upon the shares or quotas of any Person. The amount of any contingent liability will, subject to any limitation contained therein, be deemed to be the outstanding principal amount (or maximum principal amount, if larger) of the obligation, debt or other liability to which the contingent liability is related.
“Corporate Trust Office” means the principal trust office of the Trustee at which, at any particular time, its corporate trust business relative to this Indenture is administered. At the date hereof the Corporate Trust Office of the Trustee is located at 100 University Avenue, Toronto, ON, M5J 2Y1.
“Corporation” means Jaguar Mining Inc. and its successors and assigns.
“Corporation Change of Control” means the occurrence of any of the following events:
(a)	any offeror (as the term “offeror” is defined in Section 89(1) of the Securities Act for the purpose of Section 101 of the Securities Act, or any successor provision to either of the foregoing), other than the Corporation, any Subsidiary of the Corporation or any employee benefit plan of either the Corporation or any Subsidiary of the Corporation, acquires beneficial ownership (within the meaning of the Securities Act) of, or the power to exercise control or direction over, any voting or equity shares of the Corporation, that together with the offeror’s securities (as the term “offeror’s securities” is defined in Section 89(1) of the Securities Act or any successor provision thereto in relation to the voting or equity shares of the Corporation) would constitute in the aggregate more than 50% of the Voting Shares of the Corporation then outstanding; or

(b)	there is consummated any amalgamation, consolidation, statutory arrangement (involving a business combination) or merger of the Corporation (1) in which the Corporation is not the continuing or surviving corporation or (2) pursuant to which any Voting Shares of the Corporation would be reclassified, changed or converted into or exchanged for cash, Securities or other property, other than (in each case) an amalgamation, consolidation, statutory arrangement or merger of the Corporation in which the holders of the Voting Shares of the Corporation immediately prior to the amalgamation, consolidation, statutory arrangement or merger have, directly or indirectly, more than 50% of the Voting Shares of the continuing or surviving corporation immediately after such transaction.

“Corporation Counsel” means, at any time, legal counsel retained by the Corporation, and acceptable to the Trustee, acting reasonably.
“Corporation’s Auditors” means, at any time, a firm of chartered accountants duly appointed as auditors of the Corporation.
“Debt Rating” in respect of a Person at any time means the rating given to the senior unsecured debt of the Person at that time by Dominion Bond Rating Services Limited, or if such debt is not rated by such agency at such time, by Moody’s Investors Services, Inc. or if such debt is not rated by such agency at such time, by Standard & Poor’s Rating Services, and if such debt is not rated by any of such agencies at such time, “Debt Rating” means the rating determined by an independent investment bank retained by the board of directors of the Corporation for such purpose.
“deemed year” has the meaning ascribed to such term in Section 2.7.
“Defeasance Option” has the meaning ascribed to that term in Section 10.5.
“Deferred Purchase Price Obligation” means, with respect to a Person, an obligation issued, incurred or assumed by the Person in connection with the acquisition by the Person of an asset in respect of the deferred purchase price of the asset.
“Directors” means the directors of the Corporation or, whenever duly empowered by a resolution of the directors of the Corporation in accordance with Applicable Law, a committee of the directors of the Corporation, and reference to action by the Directors means action by the directors of the Corporation or action by any such committee.
“Event of Default” has the meaning ascribed to such term in Section 9.1.
“Extraordinary Resolution” has the meaning ascribed to such term in Section 11.13.
“Financial Instrument Obligations” means, with respect to any Person, obligations arising under:
(a)	interest rate swap agreements, forward rate agreements, floor, cap or collar agreements, futures or options, insurance or other similar agreements or arrangements, or any combination thereof, entered into or guaranteed by the Person where the subject matter thereof is interest rates or the price, value or amount payable thereunder is dependent or based upon interest rates or fluctuations in interest rates in effect from time to time (but excluding conventional floating rate indebtedness);

(b)	currency swap agreements, cross-currency agreements, forward agreements, floor, cap or collar agreements, futures or options, insurance or other similar agreements or arrangements, or any combination thereof, entered into or guaranteed by the Person where the subject matter thereof is currency exchange rates or the price, value or amount payable thereunder is dependent or based upon currency exchange rates or fluctuations in currency exchange rates in effect from time to time; and

(c)	any agreement for the making or taking of any commodity (including coal, natural gas, oil and electricity), swap agreement, floor, cap or collar agreement or commodity future or option or other similar agreement or arrangement, or any combination thereof, entered into or guaranteed by the Person where the subject matter thereof is any commodity or the price, value or amount payable thereunder is dependent or based upon the price or fluctuations in the price of any commodity;
or any other similar transaction, including any option to enter into any of the foregoing, or any combination of the foregoing, in each case to the extent of the net amount due or accruing due by the Person under the obligations determined by marking the obligations to market in accordance with their terms.
“GAAP” means, as at any date of determination, accounting principles generally accepted as at such date in the jurisdiction in which the applicable Persons are reported (which as at the date of this Indenture is Canada for the Corporation).
“Governmental Authority” means, when used with respect to any Person, any government, parliament, legislature, regulatory authority, agency, tribunal, department, commission, board, instrumentality, court, arbitration board or arbitrator or other law, regulation or rule-making entity having or purporting to have jurisdiction on behalf of, or pursuant to the laws of, Canada, the United States or any country in which such Person is incorporated, continued, amalgamated, merged or otherwise created or established or in which such Person has an undertaking, contractual obligation, carries on business or holds property, or any province, territory, state, municipality, district or political subdivision of any such country or of any such province, territory or state of such country.
“Indebtedness” means, with respect to a Person, without duplication:
(a)	all obligations of the Person for borrowed money, including obligations with respect to bankers’ acceptances and contingent reimbursement obligations relating to letters of credit and other financial instruments;

(b)	all Financial Instrument Obligations of the Person;

(c)	all Deferred Purchase Price Obligations of the Person;

(d)	all Capital Lease Obligations and Purchase Money Obligations of the Person; and

(e)	all Contingent Liabilities of the Person with respect to obligations of another Person if such obligations are of the type referred to in paragraphs (a) to (d).

“Indenture Documents” means this Indenture, the Quota Pledge Agreement, the Notes and any ancillary documents executed by the Corporation or Pledgeco in connection therewith.
“Interest Payment Date” means June 30 and December 31 of each year, commencing June 30, 2007.
“Lien” means any mortgage, charge, security interest, pledge, lien (statutory or otherwise) hypothec, tax lien, statutory lien, trust or deemed trust, adverse claim, construction lien, materialsman’s lien or charge or encumbrance of any kind whatsoever.
“Maturity Date” means, with respect to a Note, the date on which the principal of such Note becomes due and payable as therein or herein provided, whether at the Stated Maturity thereof or by declaration of acceleration, call for redemption or otherwise.
“MSOL” means Mineração Serras do Oeste, Ltda., a direct wholly-owned subsidiary of the Corporation, incorporated under the laws of Brazil.
“Note Indebtedness” means all present and future debts, liabilities and obligations of the Corporation to the Noteholders under and in connection with this Indenture and the Notes, including all principal money owing on the Notes, the Premium, if any, interest (including interest on overdue principal, Premium, if any and interest) and all fees paid and other money from time to time owing pursuant to the terms of this Indenture and on the Notes.
“Noteholder” or “Holder” means, at a particular time, a Person entered in the Register as a holder of one or more Notes outstanding at such time.
“Noteholders’ Request” means an instrument signed in one or more counterparts by Noteholders holding not less than 25% of the aggregate principal amount of the outstanding Notes requesting or directing the Trustee to take or refrain from taking the action or proceeding specified therein.
“Notes” means the secured notes of the Corporation issued or to be issued pursuant to this Indenture.
“Obligations” means, without duplication, with respect to a Person, all items which, in accordance with GAAP, would be included as liabilities on the liability side of the balance sheet of the Person and all Contingent Liabilities of the Person.
“Officer’s Certificate” means a certificate of the Corporation signed by one officer of the Corporation in his or her capacity as such officer and not in his or her personal capacity.
“Ordinary Resolution” has the meaning ascribed to such term in Section 11.12.
“Paciência Project” means the Paciência Project as described in Schedule 5 hereto.

“Paying Agent” means a Person authorized by the Corporation to pay the principal amount, Premium, if any, or interest payable in respect of any Notes on behalf of the Corporation, and may include the Trustee.
“Permitted Encumbrances” means:
(a)	any Security Interest or deposit under workers’ compensation, social security or similar legislation or in connection with bids, tenders, leases, contracts or expropriation proceedings or to secure public or statutory obligations, surety and appeal bonds or costs of litigation where required by law;

(b)	any Security Interest or privilege imposed by law, such as builders’, mechanics’, materialman’s lien, carriers’, warehousemen’s and landlords’ liens and privileges; or any Security Interest or privilege arising out of judgments or awards with respect to which, at the time an appeal or proceedings for review is being prosecuted and with respect to which it has secured a stay of execution pending such appeal or proceedings for review; or any Security Interest for taxes, assessments or governmental charges or levies not at the time due and delinquent or the validity of which is being contested at the time in good faith; or any undetermined or inchoate Security Interest or privilege incidental to current operations that has not been filed pursuant to law against Pledgeco or that relates to obligations not due or delinquent; or the deposit of cash or securities in connection with any Security Interest or privilege referred to in this paragraph (b);

(c)	any right reserved to or vested in any municipality or governmental or other public authority by the terms of any lease, licence, franchise, grant or permit held or acquired by Pledgeco, or by any statutory provision, to terminate the lease, licence, franchise, grant or permit or to purchase assets used in connection therewith or to require annual or other periodic payments as a condition of the continuance thereof;

(d)	any Security Interest or right of distress reserved in or exercisable under any lease for rent to which Pledgeco is a party and for compliance with the terms of the lease;

(e)	any Security Interest created or assumed by Pledgeco in favour of a public utility or any municipality or governmental or other public authority when required by the utility, municipality or other authority in connection with the operations of Pledgeco;

(f)	any Security Interest created in relation to the Notes;

(g)	any reservations, limitations, provisos and conditions expressed in original grants from any Governmental Authority; and

(h)	any minor encumbrance, such as easements, rights-of-way, servitudes or other similar rights in land granted to or reserved by other Persons, rights of-way for sewers, electric lines, telegraph and telephone lines, oil and natural gas pipelines and other similar purposes, or zoning or other restrictions applicable to Pledgeco’s use of real property, that do not in the aggregate materially detract from the value of the property or materially impair its use in the operation of the business of Pledgeco.
“Permitted Indebtedness” means:
(a)	Note Indebtedness;

(b)	all Indebtedness of Pledgeco existing on the date hereof;

(c)	Indebtedness in respect of amounts loaned to Pledgeco by the Corporation from the proceeds of the offering of the Notes; and

(d)	Indebtedness of any nature incurred after the date hereof and not otherwise described in (a) to (c) hereof to a maximum aggregate amount at any time of US$20 million.
“Permitted Reorganization” has the meaning ascribed to such term in Section 14.2.
“Person” means an individual, corporation, body corporate, limited partnership, general partnership, joint stock company, association, joint venture, association, company, trust, bank, fund, Governmental Authority or other entity or organization, whether or not recognized as a legal entity.
“Pledgeco” means, from time to time, the Person who directly holds all of the Corporation’s interest in to the Paciência Project and the Caeté Project, which shall initially be MSOL, subject to Section 14.2.
“Pledged Shares” means all of the quota in the capital of Pledgeco held by the Corporation.
“Preferred Shares” means shares in the capital of a corporation, which rank prior, as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding-up of the corporation, to shares of any other class in the capital of the corporation.
“Premium” means, with respect to a Note at a particular time, the excess, if any, of the then applicable Redemption Price of such Note over the principal amount of such Note.
“Privacy Laws” has the meaning ascribed to such term in Section 13.24.
“Project Sale” means the occurrence of any asset sale, disposition or other transaction as a result of which the Corporation ceases to beneficially own, directly or indirectly, at least a majority interest in either or both of the Paciência Project or the Caeté Project.
“Purchase Money Mortgage” means, with respect to a Person, any Security Interest created or assumed by the Person to secure a Purchase Money Obligation provided that such Security Interest is limited to the asset financed by such Purchase Money Obligation and is created or assumed not later than three months after such Purchase Money Obligation is issued, incurred or assumed.
“Purchase Money Obligation” means, with respect to a Person, indebtedness of the Person issued, incurred or assumed to finance all or part of the cost of acquiring any asset for the Person, other than shares, bonds and other Securities, or constructing, installing or improving any real property or fixtures of the Person, provided that the indebtedness is issued, incurred or assumed within 12 months after such acquisition, construction, installation or improvement, and includes any extension, renewal or refunding of any such indebtedness so long as the principal amount thereof outstanding on the date of such extension, renewal or refunding is not increased.
“Purchase Notice” shall have the meaning ascribed to such term in Section 6.4.
“Quota Pledge Agreement” means the Quota Pledge Agreement in the form attached as Schedule 4.
“Record Date” means the date for determining the Holders of Notes entitled to receive payment of interest on an Interest Payment Date, which date shall be the tenth Business Day prior to such Interest Payment Date or such other date as shall be specified in a Certified Resolution delivered to the Trustee.
“Redemption Date” has the meaning ascribed to such term in Section 5.4.
“Redemption Price” means, in respect of a Note, the amount, excluding interest, payable on the Redemption Date fixed for such Note.
“Redemption Price Calculation Date” has the meaning ascribed to such term in Section 5.4.
“Register” has the meaning ascribed to such term in Section 3.1.
“Registrar” has the meaning ascribed to such term in Section 3.1.
“Regulation S” means Regulation S promulgated under the US Securities Act.
“Related Party” has the meaning given thereto in Ontario Securities Commission Rule 61-501 – Insider Bids, Issuer Bids, Business Combinations and Related Party Transactions.
“Rule 144” means Rule 144 promulgated under the US Securities Act.
“Rule 144A” means Rule 144A promulgated under the US Securities Act.
“Rule 903” means Rule 903 promulgated under the US Securities Act.
“Rule 904” means Rule 904 promulgated under the US Securities Act.

“Securities” means stocks, shares, units, quotas, instalment receipts, voting trust certificates, bonds, notes, other evidences of indebtedness, or other documents or instruments commonly known as securities or any certificates of interest, shares or participations in temporary or interim certificates for, receipts for, guarantees of, or warrants, options or rights to subscribe for, purchase or acquire any of the foregoing.
“Securities Act” means the Securities Act (Ontario), as amended.
“Security Interest” means any security interest, assignment by way of security, mortgage, charge (whether fixed or floating), hypothec, pledge, lien or other encumbrance on or interest in property or assets that secures the payment of Obligations.
“Stated Maturity” means the date fixed and specified in a Note as the date on which the principal of such Note is due and payable.
“Subsidiary” has the meaning given thereto in the Securities Act.
“Supplemental Indenture” means an indenture supplemental to this Indenture pursuant to which, among other things, the provisions of this Indenture may be amended.
“TSX” means the Toronto Stock Exchange.
“Trustee” means the Person named as the “Trustee” in this Indenture, until a successor of such Person shall have become such pursuant to the applicable provisions of this Indenture, and thereafter “Trustee” shall refer instead to such successor Trustee.
“Trustee Counsel” means, at any time, legal counsel retained by the Trustee, which may not be counsel to the Corporation.
“Underwriters” means TD Securities Inc., Blackmont Capital Inc., BMO Capital Markets and RBC Capital Markets.
“United States” means United States as defined in Rule 902(l) under Regulation S.
“US Note” means a Note issued to US Purchasers in the form of Schedule 2 hereto bearing the US Private Placement Legend.
“US Person” means a US person as defined in Rule 902(o) under Regulation S.
“US Private Placement Legend” means the legend set forth in Section 3.10(b), which is required to be placed on all US Notes issued under this Indenture.
“US Purchasers” means any purchaser of Notes that is (a) a “US person” as defined in Regulation S under United States federal securities laws, (b) purchased Notes on behalf, or for the benefit or account, of any “US Person” or any person in the United States, (c) any person that receives or received an offer of the securities while in the United States, (d) any person that is in the United States at the time the subscriber’s buy order was made or executed or delivered the US Subscription Agreement.

“US Securities Act” means the Securities Act of 1933, as amended.
“US Subscription Agreement” means the subscription agreement between the Corporation and any US Purchaser under which such US Purchaser purchased Notes.
“Voting Shares” means shares in the capital of a corporation having voting power under ordinary circumstances to vote in the election of directors of the corporation.
1.2 Meaning of “outstanding” for Certain Purposes
          Every Note certified and delivered by the Trustee hereunder shall be deemed to be outstanding until it is cancelled or delivered to the Trustee for cancellation or money for the payment thereof has been set aside pursuant to Article 10, provided that:
(a)	if a new Note has been issued in substitution for a Note that has been mutilated, lost, stolen or destroyed, only the new Note shall be counted for the purpose of determining the aggregate principal amount of Notes outstanding;

(b)	Notes that have been partially redeemed or purchased shall be deemed to be outstanding only to the extent of the unredeemed or unpurchased part of the principal amount thereof; and

(c)	for the purpose of any provision of this Indenture entitling Holders of outstanding Notes to vote, sign consents, requisitions or other instruments or take any other action under this Indenture or to constitute a quorum at any meeting of Noteholders, Notes owned directly or indirectly by the Corporation or any Affiliate of the Corporation shall be disregarded, provided that:
(i)	for the purpose of determining whether the Trustee shall be protected in acting and relying on any such vote, consent, requisition or other instrument or action or on the Noteholders present or represented at any meeting of Noteholders constituting a quorum, only the Notes which the Trustee knows are so owned shall be so disregarded; and
(ii)	Notes so owned that have been pledged in good faith other than to the Corporation or an Affiliate of the Corporation shall not be disregarded if the pledgee shall establish to the satisfaction of the Trustee the pledgee’s right to vote, sign consents, requisitions or other instruments or take such other actions free from the control of the Corporation or any Affiliate of the Corporation.
1.3 Interpretation Not Affected by Headings
          The division of this Indenture into Sections and clauses, the provision of a table of contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof.

1.4 Extended Meanings
          In this Indenture, unless otherwise expressly provided herein or unless the context otherwise requires, words importing the singular number include the plural and vice versa; words importing gender include the masculine, feminine and neuter genders; references to “Indenture”, “this Indenture”, “hereto”, “herein”, “hereof”, “hereby”, “hereunder” and similar expressions refer to this Indenture, and not to any particular Section, clause or other portion hereof, and include all Schedules and amendments hereto, modifications or restatements hereof, and any and every Supplemental Indenture; and the expressions “Section”, “clause” and “Schedule” followed by a number, letter, or combination of numbers and letters refer to the specified Section or clause of or Schedule to this Indenture.
1.5 Day Not a Business Day
          If any day on which an amount is to be determined or an action is to be taken hereunder at a particular location is not a Business Day at such location, then such amount shall be determined or such action shall be taken at or before the requisite time on the next succeeding day that is a Business Day at such location.
1.6 Currency
          Except as otherwise provided herein, all references in this Indenture to “Cdn$” or “$” are to lawful money of Canada. All references in this Indenture to “US$” are to lawful money of the United States of America.
1.7 Other Currencies
          For the purpose of making any computation under this Indenture, any currency other than Canadian dollars shall be converted into Canadian dollars at the Bank of Canada noon rate of exchange on the date on which such computation is to be made.
1.8 Statutes
          Each reference in this Indenture to a statute is deemed to be a reference to such statute as amended, re-enacted or replaced from time to time.
1.9 Invalidity of Provisions
          Each provision in this Indenture or in a Note is distinct and severable and a declaration of invalidity or unenforceability of any such provision by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision hereof or thereof.
1.10 Applicable Law
          This Indenture and the Notes shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable in the Province of Ontario and shall be treated in all respects as Ontario contracts.

ARTICLE 2
THE NOTES
2.1 Designation and Issuance of Notes
          The Notes shall be designated as the “10.5% Secured Notes due March 23, 2012”, shall be issued on the Closing Date in Cdn$1,000 principal amount denominations or integral multiples thereof, and shall bear interest at 10.5% per annum, accruing from the Closing Date, payable semi-annually in arrears, in equal instalments, on June 30 and December 31 of each year, with the first payment being made on June 30, 2007.
2.2 Description of the Notes
          The aggregate principal amount of Notes that may be issued under this Indenture is limited to Cdn$125,000,000. The Notes shall be direct secured obligations of the Corporation dated March 22, 2007 (being their date of issue) and will become due and payable, together with all accrued interest and unpaid interest thereon, on March 23, 2012. The Notes shall be secured by a first charge on the Pledged Shares, subject only to Permitted Encumbrances.
2.3 Form of Notes
          The Notes (other than the US Notes) shall be in the form attached hereto as Schedule 1. The US Notes shall be in the form attached hereto as Schedule 2. The Notes shall be issued as fully registered notes to the beneficial owners of such Notes or their nominees.
          The Notes may be engraved, lithographed, printed, mimeographed or typewritten, or partly in one form and partly in another, as the Corporation may determine, provided that if a Note is issued in mimeographed or typewritten form, the Corporation, on the demand of the Holder thereof, shall make available within a reasonable time after such demand, without expense to such Holder, an engraved, lithographed or printed Note in exchange therefor.
          The Corporation in issuing the Notes may use “CUSIP” and “ISIN” numbers (if then generally in use), and, if so, the Trustee shall use “CUSIP” and “ISIN” numbers in notices of redemption as a convenience to Holders; provided that any such notice may state that no representation is made as to the correctness of such numbers either as printed on the Notes or as contained in any notice of redemption and that reliance may be placed only on the other identification numbers printed on the Notes, and any such redemption shall not be affected by any defect in or omission of such numbers. The Corporation shall promptly notify the Trustee of any change in the “CUSIP” or “ISIN” numbers.
2.4 Notes to Rank Pari Passu
          The Notes shall rank pari passu (equally and rateably with each other) and shall be secured obligations of the Corporation.

2.5 Signatures on Notes
          All Notes shall be signed (either manually or by facsimile signature) by one of the following officers of the Corporation: the chairman of the Board, the vice-chairman of the Board, the chief executive officer, the president, a vice-president, the chief financial officer and the corporate secretary. A facsimile signature on any Note shall for all purposes of this Indenture be deemed to be the signature of the individual whose signature it purports to be and to have been signed at the time such facsimile signature was reproduced, and each Note so signed shall be valid and binding upon the Corporation notwithstanding that the individual whose signature (either manual or facsimile) appears on a Note is not at the date of this Indenture or at the date of the Note or at the date of the certification and delivery thereof an officer of the Corporation.
2.6 Certification
          No Note issued shall be obligatory or entitle the Holder thereof to the benefit thereof until a certificate thereon has been signed by or on behalf of the Trustee substantially in the form set out in the form of Note attached as Schedule 1 or in the case of the US Notes in the form of US Note attached as Schedule 2 or in some other form acceptable to the Trustee. Such certificate on any Note shall be conclusive evidence that such Note has been duly issued hereunder and is a valid obligation of the Corporation.
          The certificate of the Trustee signed on a Note shall not be construed as a representation or warranty by the Trustee as to the validity of this Indenture or of such Note or its issuance, and the Trustee shall not be liable for the use made of such Note or the proceeds of issuance thereof. The certificate of the Trustee signed on any Note shall, however, be a representation and warranty by the Trustee that such Note has been duly certified by or on behalf of the Trustee pursuant to the provisions of this Indenture.
2.7 Concerning Interest
          Each Note, whether issued originally or in exchange or in substitution for previously issued Notes, shall bear interest from and including the later of (i) its date of issue; and (ii) the last Interest Payment Date to which interest shall have been paid or made available for payment on the outstanding Notes. Interest on the principal amount of each Note shall be calculated semi-annually in arrears in equal instalments on each Interest Payment Date. For greater certainty, the first interest payment on the Notes will be payable on June 30, 2007 and will represent accrued interest payable from and including the Closing Date to but excluding June 30, 2007.
          Interest shall be computed on the basis of a year of 365 days or 366 days in a leap year, as the case may be. For the purposes of this Indenture, whenever interest is computed on the basis of a year (the “deemed year”) which contains fewer days than the actual number of days in the calendar year of calculation, such rate of interest shall be expressed as a yearly rate for purposes of the Interest Act (Canada) by multiplying such rate of interest by the actual number of days in the calendar year of calculation and dividing such product by the number of days of the deemed year.

          Subject to accrual of any interest on unpaid interest from time to time, interest on each Note shall cease to accrue from the earlier of the Maturity Date of such Note and, if such Note is called for redemption, the Redemption Date fixed for such Note, unless, in each case, upon due presentation and surrender of such Note for payment on or after such Maturity Date or Redemption Date, as the case may be, such payment is improperly withheld or refused.
          Wherever in this Indenture or a Note there is mention, in any context, of the payment of interest, such mention is deemed to include the payment of interest on amounts in default to the extent that, in such context, such interest is, was or would be payable pursuant to this Indenture or such Note, and express mention of interest on amounts in default in any of the provisions of this Indenture shall not be construed as excluding such interest in those provisions of this Indenture in which such express mention is not made.
          If the date for payment of any amount of principal, interest or Premium, if any, in respect of a Note is not a Business Day at the place of payment, then payment shall be made on the next Business Day at such place and the Holder of such Note shall not be entitled to any further interest or other payment in respect of the delay.
          The Corporation shall pay the interest due upon the principal amount of a Note (except interest payable on maturity or redemption of such Note which, at the option of the Corporation, may be paid only upon presentation of such Note for payment) by (i) forwarding or causing to be forwarded by regular mail at least three Business Days prior to the applicable Interest Payment Date, a cheque for such interest (less any tax required by law to be deducted or withheld) payable on the applicable Interest Payment Date to the Holder of such Note on the Record Date for such payment at the Holder’s address appearing on the Register unless otherwise directed in writing by such Holder or, in the case of joint Holders, payable to all such joint Holders and addressed to one of them at the last address appearing in the Register and negotiable at par at each of the places at which interest upon such Note is payable; or (ii) by transferring to a Paying Agent via wire or other electronic funds transfer, payment for such interest (less any tax required by law to be deducted or withheld) payable on the applicable Interest Payment Date to the Holder of such Note on the Record Date for such payment, together with a direction to deliver the interest payment to such Holder via cheque at such Holder’s address appearing on the Register unless otherwise directed in writing by such Holder or, in the case of joint Holders, payable to all such joint Holders and addressed to one of them at the last address appearing in the Register. The forwarding of such cheque shall satisfy and discharge the liability for the interest on such Note to the extent of the sum represented thereby (plus the amount of any tax deducted or withheld) unless such cheque is not paid on presentation at any of the places at which such interest is payable. In the event of the non-receipt of such cheque by the applicable Noteholder or the loss, theft or destruction thereof, the Corporation or the Paying Agent, upon being furnished with evidence of such non-receipt, loss, theft or destruction and indemnity reasonably satisfactory to it, shall issue or cause to be issued to such Noteholder a replacement cheque for the amount of such cheque. Notwithstanding the foregoing, the Corporation, at its option, may cause the amount payable in respect of interest to be paid to a Noteholder by wire transfer to an account maintained by such Noteholder or in any other manner reasonably acceptable to the Trustee.

          If payment of interest is made by cheque, such cheque shall be forwarded at least three Business Days prior to the applicable Interest Payment Date, and if payment is made by wire or other electronic funds transfer to the Paying Agent, such wire or other electronic funds transfer shall be completed such that the Paying Agent shall receive the transferred funds no later than two Business Days prior to the applicable Interest Payment Date. If payment is made in any other manner, such payment shall be made in a manner whereby the recipient receives credit for such payment on the applicable Interest Payment Date, provided the Trustee and the Paying Agent shall only forward such cheques upon receipt of the full amount of interest being paid in immediately available funds pursuant to Section 8.4.
2.8 Issue of Replacement Notes
          If any Note issued and certified hereunder becomes mutilated or is lost, destroyed or stolen, the Corporation, in its discretion, may issue, and thereupon the Trustee shall certify and deliver, a replacement Note of like date and tenor as the one mutilated, lost, destroyed or stolen in exchange for and in place of and upon cancellation of such mutilated Note or in lieu of and in substitution for such lost, destroyed or stolen Note. The replacement Note shall be in substantially the form of Note attached as Schedule 1 or Schedule 2 to this Indenture, as applicable, shall be reasonably approved by the Trustee and shall be entitled to the benefit hereof and rank equally in accordance with its terms with all other Notes. The applicant for a replacement Note shall bear the cost of the issue thereof and in case of loss, destruction or theft shall, as a condition precedent to the issue thereof, furnish to the Corporation and to the Trustee such evidence of ownership and of the loss, destruction or theft of the Note so lost, destroyed or stolen as shall be satisfactory to each of the Corporation and the Trustee in their discretion, and such applicant shall also furnish an indemnity and surety bond, in amount and form satisfactory to each of the Corporation and the Trustee in their discretion, and shall pay the reasonable charges and expenses of the Corporation and the Trustee in connection therewith.
2.9 Option of Holder as to Place of Payment
          Except as herein otherwise provided, all amounts which at any time become payable on account of any Note or any interest or Premium, if any, thereon shall be payable at the option of the Holder at any of the places at which the principal and interest in respect of such Note are payable.
2.10 Record of Payments
          The Trustee shall maintain accounts and records evidencing each payment of principal of and Premium, if any, and interest on Notes, which accounts and records shall constitute, in the absence of manifest error, prima facie evidence thereof.
2.11 Surrender for Cancellation
          If the principal amount due upon any Note shall become payable before the Stated Maturity thereof, the Person presenting such Note for payment shall surrender the same for cancellation to the Corporate Trust Office and the Corporation shall pay or cause to be paid the interest accrued and unpaid thereon (computed on a per diem basis if the date fixed for payment is not an Interest Payment Date).

2.12 Right to Receive Indenture
          Each Noteholder is entitled to receive from the Corporation a copy of this Indenture on written request and upon payment of a reasonable copying charge.
ARTICLE 3
REGISTRATION, TRANSFER, EXCHANGE AND OWNERSHIP OF NOTES
3.1 Registers
          The Corporation shall cause to be kept at the Corporate Trust Office, or at such other place and by such other Person as shall be agreed by the Corporation and the Trustee, a central register (the “Register”) (the Trustee or other Person maintaining the Register being hereinafter referred to as the “Registrar”) in which shall be entered the names and last known addresses of Holders of Notes and the other particulars, as prescribed by law, of the Notes held by each of them and of all transfers of such Notes. Such registration shall be noted on such Notes by the Registrar. The Registrar from time to time shall, when requested in writing so to do by the Corporation or by the Trustee, furnish the Corporation or the Trustee, as the case may be, with a list of the names and last known addresses of the Holders of Notes entered on the Register, showing the principal amount and serial numbers of the Notes held by each of them.
          The Corporation shall, or shall cause the Registrar to, furnish to the Trustee, in writing at least seven Business Days before each Interest Payment Date and at such other times as the Trustee may request in writing, a list in such form and as of such date as the Trustee may reasonably require of the names and last known addresses of Noteholders.
          The Register shall at all reasonable times and upon prior written request be open for inspection by the Corporation, the Trustee and any Noteholder.
3.2 Transfer of Notes
     (a) A Holder of a Note may at any time and from time to time, subject to Section 3.4, have such Note transferred at the place at which the Register is kept pursuant to the provisions of Section 3.1.
     (b) No transfer of a Note shall be effective as against the Corporation unless:
(i)	such transfer is made by the Holder of the Note or the executor, administrator or other legal representative of, or any attorney for, the Holder, duly appointed by an instrument in form and execution satisfactory to the Registrar, upon surrender to the Registrar of the Note and a duly executed form of transfer;

(ii)	such transfer is made in compliance with Applicable Law;

(iii)	such transfer is made in compliance with requirements as the Registrar may prescribe;

(iv)	such transfer has been noted on the Register by the Registrar; and

(v)	such transfer is made in compliance with Section 3.10.
(c)	Each Note issued shall bear the following legend:

“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [the date which is four months and one day after the Closing Date will be inserted].”
3.3 Transferee Entitled to Registration
          The registered transferee of a Note shall be entitled, after the appropriate form of transfer is lodged with the Registrar and upon compliance with all other conditions in that regard required by this Indenture or by law, to be entered on the Register as the Holder of such Note free from all equities or rights of setoff or counterclaim between the Corporation and the transferor or any previous Holder of such Note, except in respect of equities of which the Corporation is required to take notice by statute or by order of a court of competent jurisdiction.
3.4 Closing of Register; Recording of Certain Transfers
          The Corporation shall not have the power to close the Register.
          Neither the Corporation nor the Registrar shall be required to:
(a)	effect transfers or exchanges of Notes on any Interest Payment Date or during the 10 preceding Business Days, provided that such transfer restriction shall not affect the ability of the Noteholders to trade the Notes on the TSX (if the Notes are then listed and posted for trading on the TSX), or

(b)	effect transfers or exchanges of Notes:
(i)	from the day of any selection by the Trustee of Notes to be redeemed until the day on which notice of redemption is given pursuant to Section 5.4, or

(ii)	that have been selected or called for redemption in whole or in part unless, upon due presentation thereof for redemption, such Notes are not redeemed.
3.5 Exchange of Notes
          Subject to Section 3.4, Notes in any authorized form or denomination may be exchanged upon reasonable notice for Notes evidencing the same indebtedness in any other authorized form or denomination, any such exchange to be for an equivalent aggregate principal amount of Notes, carrying the same rate of interest and having the same Maturity Date.

          Notes may be exchanged at the Corporate Trust Office. Any Notes tendered for exchange shall be surrendered to the Trustee. The Corporation shall execute and the Trustee shall certify all Notes necessary to carry out such exchanges. All Notes surrendered for exchange shall be cancelled.
3.6 Ownership and Entitlement to Payment
          The Person in whose name a Note is registered shall be deemed to be the beneficial owner thereof for all purposes of this Indenture and payment of or on account of the principal of and Premium, if any, and interest on such Note shall be made only to or upon the order in writing of such Person, and each such payment shall be a good and sufficient discharge to the Corporation, the Trustee, any other Registrar and any Paying Agent for the amount so paid.
          If a Note is registered in the name of more than one Person, the principal, Premium, if any, and interest from time to time payable in respect thereof may be paid to the order of all such Persons and each such payment shall be a good and sufficient discharge to the Corporation, the Trustee, any other Registrar and any Paying Agent for the amount so paid.
          The Holder for the time being of a Note shall be entitled to the principal, Premium, if any, and interest evidenced by such Note, free from all equities or rights of setoff or counterclaim between the Corporation and the original or any intermediate Holder thereof except in respect of equities of which the Corporation is required to take notice by statute or by order of a court of competent jurisdiction. The receipt by any such Holder of any such principal, Premium, if any, or interest shall be a good and sufficient discharge to the Corporation, the Trustee, any other Registrar and any Paying Agent for the amount so paid, and none of the Corporation, the Trustee, any other Registrar and any Paying Agent shall be bound to inquire into the title of any such Holder.
3.7 Evidence of Ownership
          The Corporation and the Trustee may treat the Holder of a Note as the beneficial owner thereof without actual production of such Note for the purpose of any Noteholders’ Request, requisition, direction, consent, instrument or other document to be made, signed or given by the Holder of such Note.
3.8 No Notice of Trusts
          Neither the Corporation nor the Trustee nor any other Registrar nor any Paying Agent shall be bound to take notice of or see to the performance or observance of any duty owed to a third Person (whether under a trust, express, implied, resulting or constructive, in respect of any Note or otherwise) by the beneficial owner or the Holder of a Note or any Person whom the Corporation or the Trustee treats, as permitted or required by law, as the beneficial owner or the Holder of such Note, and the Corporation, the Trustee or any other Registrar may transfer any Note on the direction of the Person so treated or registered as the Holder thereof, whether named as trustee or otherwise, as though that Person was the beneficial owner of such Note.

3.9 Charges for Transfer and Exchange
          For each Note exchanged or transferred, the Trustee or other Registrar, except as otherwise herein provided, may charge a reasonable amount for its services and in addition may charge a reasonable amount for each new Note issued (such amounts to be agreed upon by the Trustee or other Registrar and the Corporation from time to time), and payment of such charges and reimbursement of the Trustee or other Registrar for any stamp taxes or governmental or other charges required to be paid shall be made by the Person requesting such exchange or transfer as a condition precedent thereto.
          Notwithstanding the foregoing, no charge (except a charge to reimburse the Trustee or other Registrar for any stamp taxes or governmental or other charges) shall be made to a Noteholder:
(a)	for any exchange or transfer of Notes applied for within a period of 45 days from the date of the first delivery of Notes;

(b)	for any exchange of any Note that has been issued pursuant to Section 2.8; or

(c)	for any exchange of any Note resulting from a partial redemption pursuant to Section 5.3.
3.10 Restrictions on Transfer of Notes Under US Securities Law
     (a) The Notes have not been and will not be registered under the US Securities Act or under any United States state securities laws. The US Notes may be offered, sold or otherwise transferred only, (i) to the Corporation, (ii) outside the United States in accordance with Rule 904 of Regulation S under the US Securities Act and in compliance with applicable local laws and regulations; (iii) within the United States in compliance with the exemption from registration under the US Securities Act provided by Rule 144 or Rule 144A thereunder, if applicable, and in compliance with any applicable state securities laws; or (iv) in a transaction that does not require registration under the US Securities Act or any applicable United States state laws and regulations governing the offer and sale of securities, and, in the case of a transfer pursuant to clause (iii) under Rule 144 under the US Securities Act or a transfer pursuant to clause (iv), the undersigned has furnished to the Corporation an opinion of counsel of recognized standing in form and substance reasonably satisfactory to the Corporation and Trustee to such effect.
     (b) Each US Note originally issued under an applicable exemption from the registration requirements of the US Securities Act to a US Purchaser shall bear the following legend (the “US Private Placement Legend”) until such time as the same is no longer required under applicable requirements of the US Securities Act or applicable state securities laws:
THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR ANY STATE SECURITIES LAWS, AND MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES EXCEPT TO QUALIFIED INSTITUTIONAL

BUYERS (AS DEFINED IN RULE 144A UNDER THE U.S. SECURITIES ACT) IN RELIANCE ON THE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES ACT PROVIDED BY RULE 144A AND EXEMPTIONS FROM ANY APPLICABLE STATE SECURITIES LAWS. EACH PROSPECTIVE PURCHASER IS HEREBY NOTIFIED THAT THE OFFER AND SALE OF THE SECURITIES TO IT ARE BEING MADE IN RELIANCE UPON THE EXEMPTION FROM THE PROVISIONS OF SECTION 5 OF THE U.S. SECURITIES ACT PROVIDED BY RULE 144A. THE SECURITIES MAY ONLY BE RESOLD OR TRANSFERRED IN A TRANSACTION THAT IS IN ACCORDANCE WITH THE RESTRICTIONS CONTAINED HEREIN AND IN THE SUBSCRIPTION AGREEMENT. THE SECURITIES WILL BE “RESTRICTED SECURITIES” AS DEFINED IN RULE 144 UNDER THE U.S. SECURITIES ACT AND MAY NOT BE REOFFERED OR RESOLD OR OTHERWISE TRANSFERRED EXCEPT (A) TO JAGUAR MINING INC., (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH REGULATION S UNDER THE U.S. SECURITIES ACT, (C) INSIDE THE UNITED STATES IN ACCORDANCE WITH (1) RULE 144A UNDER THE U.S. SECURITIES ACT, (2) RULE 144 UNDER THE U.S. SECURITIES ACT, IF AVAILABLE, OR (3) ANOTHER EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES ACT OR (D) UNDER AN EFFECTIVE REGISTRATION STATEMENT UNDER THE U.S. SECURITIES ACT, AND IN EACH CASE IN ACCORDANCE WITH ANY APPLICABLE STATE SECURITIES LAWS OR SECURITIES LAWS OF ANY OTHER APPLICABLE JURISDICTION AND IN THE CASE OF (C)(2) AND (3) PROVIDED IT HAS FURNISHED TO JAGUAR MINING INC. AND, IN THE CASE OF THE NOTES, THE TRUSTEE UNDER THE NOTE INDENTURE AN OPINION OF COUNSEL OF RECOGNIZED STANDING REASONABLY SATISFACTORY TO THE COMPANY TO SUCH EFFECT.
provided, that if securities are being sold outside the United States in accordance with Rule 904 of Regulation S and in compliance with applicable local laws and regulations, the legend may be removed by providing a declaration to the Trustee to the effect set forth in Schedule 3 hereto (or as the Corporation may prescribe from time to time) together with such other documentation that the Corporation and the Trustee may prescribe including, but not limited to, an opinion of counsel or other evidence of exemption, in either case reasonably satisfactory to the Corporation and the Trustee to the effect that the sale of the Notes is being made in compliance with Rule 904 of Regulation S; and provided further, that, if any such securities are being sold within the United States in compliance with the exemption from registration under the US Securities Act provided by Rule 144 thereunder and in compliance with applicable state laws and regulations, the legend may be removed by delivery to the Trustee and the Corporation of an opinion of counsel, of recognized standing in form and substance satisfactory to the Corporation and Trustee, to the effect that such legend is no longer required under applicable requirements of the US Securities Act or state securities laws. If a Note is tendered for transfer and bears the legend set forth above and the holder thereof has not obtained the prior written consent of the Corporation, the Registrar shall not register such transfer unless the holder complies with the requirements of this section.
ARTICLE 4
ISSUE AND DELIVERY OF NOTES
4.1 Issuance of Notes
          The Corporation may issue, and the Trustee shall certify and deliver to or to the order of the Corporation, Notes issuable under this Indenture, but only upon receipt by the Trustee of the following on the Closing Date:
(a)	a Certified Resolution authorizing the issuance and requesting the certification and delivery of a specified principal amount of the Notes;

(b)	an Officer’s Certificate stating that no default exists in respect of any of the covenants, agreements or provisions of this Indenture or, if any such default exists, specifying the nature thereof and the action, if any, being taken by the Corporation to remedy such default;

(c)	an order of the Corporation for the certification and delivery of such Notes specifying the principal amount requested to be certified and delivered; and

(d)	an opinion of Corporation Counsel to the effect that all legal requirements in respect of the proposed issue of such Notes have been satisfied.
4.2 No Notes to be Issued During Default
          No Notes shall be certified and delivered hereunder if, at the time of such certification and delivery, the Corporation, to the knowledge of the Trustee, is in default hereunder, or would immediately after such issuance be in default hereunder, provided that in each case the Trustee may certify and deliver Notes notwithstanding such knowledge if the Trustee shall be satisfied, relying on the advice or opinion of Trustee Counsel or other appropriately qualified experts that such default is not material and that the Corporation is taking appropriate action to remedy such default.
ARTICLE 5
OPTIONAL REDEMPTION AND PURCHASE OF NOTES
5.1 General
          When not in default hereunder, at any time that after the third anniversary of the Closing Date, the Corporation may at its option redeem the Notes in whole at any time or in part from time to time, on giving not more than 60 nor less than 30 days’ prior notice to the Holders of the Notes, at a redemption price which is equal to the following percentage of the principal amount of each Note (in each case plus accrued and unpaid interest to but excluding the date fixed for redemption):

Applicable Percentage of
Date Fixed for Redemption	the Principal Amount
After the third anniversary of the Closing Date up to and including the fourth anniversary of the Closing Date	102%
After the fourth anniversary of the Closing Date up to and including the fifth anniversary of the Closing Date	101%
After the fifth anniversary of the Closing Date	100%
5.2 Redemption on Change of Control
          The Corporation may at its option redeem the Notes, in whole but not in part, for cash if a Change of Control occurs, pursuant to the conditions set forth in Article 6 of this Indenture.
5.3 Notice to Trustee and Partial Redemption of Notes
          If any Notes for the time being outstanding are to be redeemed at the option of the Corporation, the Corporation shall, at least 15 days and not more than 60 days before the date upon which notice of redemption is to be given to Holders of such Notes, notify the Trustee in writing of the Corporation’s intention to redeem Notes and of the aggregate principal amount of Notes to be redeemed. If less than all of the Notes for the time being outstanding are to be redeemed, the Notes to be redeemed shall be selected by the Trustee on a pro rata basis (to the nearest multiple of Cdn$1,000) in accordance with the principal amount of Notes registered in the name of each Holder or by such other means as the Trustee may deem equitable and expedient. For this purpose, the Trustee may make regulations with regard to the manner in which such Notes may be so selected, and regulations so made shall be valid and binding upon all Noteholders. Certificates representing Notes in denominations in excess of Cdn$1,000 may be selected and called for redemption in part only (such part being Cdn$1,000 or an integral multiple thereof) and, unless the context otherwise requires, reference to Notes in this Article 5 shall be deemed to include any such part of the principal amount of Notes which shall have been so selected and called for redemption. The Holder of any Note called for redemption in part only, upon surrender of such Note for payment, shall be entitled to receive, without expense to such Holder, one or more new Notes for the unredeemed part of the Note so surrendered, and the Trustee shall certify and deliver such new Note or Notes upon receipt of the Note so surrendered.
5.4 Notice of Redemption
          Notice of intention to redeem any Notes shall be given by or on behalf of the Corporation to the Holders of the Notes which are to be redeemed and to the TSX (if the Notes are then listed and posted for trading on the TSX), not more than 60 days and not less than 30 days prior to the date fixed for redemption (the “Redemption Date”), in the manner provided in Section 12.2. Every notice of redemption shall specify the Stated Maturity of the Notes called for redemption, the Redemption Date, the Redemption Price (or, where applicable only, the date upon which the Redemption Price shall be calculated in connection with the Notes called for redemption (the “Redemption Price Calculation Date”)), and the place or places of payment, and shall state that all interest thereon shall cease from and after the Redemption Date. In addition, unless all the outstanding Notes are to be redeemed, the notice of redemption shall specify
(a)	in the case of a notice mailed to a Holder, the distinguishing letters and numbers of the Notes, if applicable, which are to be redeemed (or of such thereof as are registered in the name of such Holder);

(b)	in the case of a published notice, the distinguishing letters and numbers of the Notes which are to be redeemed, if applicable, or, if such Notes are selected by terminal digit or other similar system, such particulars as may be sufficient to identify the Notes so selected;

(c)	in the case of Book Entry Only Notes, that the redemption shall take place in such manner as may be agreed by the Depository, the Trustee and the Corporation; and

(d)	in all cases, the principal amount of each Note to be redeemed or, if any such Note is to be redeemed in part only, the principal amount of such part.
If a notice of redemption specifies a Redemption Price Calculation Date for any Notes, the Corporation shall deliver to the Trustee, not later than the fifth Business Day prior to the Redemption Date for such Notes, an Officer’s Certificate that specifies the Redemption Price of such Notes.
5.5 Notes Due on Redemption Date
          Upon notice of redemption having been given as specified in Section 5.4, all the Notes so called for redemption shall thereupon be and become due and payable at the Redemption Price calculated pursuant to Section 5.1 (plus accrued and unpaid interest to but excluding the Redemption Date) and on the Redemption Date specified in such notice, in the same manner and with the same effect as if such date was the Stated Maturity specified in such Notes, anything therein or herein to the contrary notwithstanding, and from and after such Redemption Date, if the money necessary to redeem such Notes shall have been deposited as provided in Section 10.2 and affidavits or other proof satisfactory to the Trustee as to the publication or mailing of such notice shall have been lodged with the Trustee, such Notes shall not be considered as outstanding hereunder and interest upon such Notes shall cease.
          If any question shall arise as to whether any notice has been given as required or any deposit has been made, such question shall be decided by the Trustee, whose decision shall be final and binding upon all parties in interest.

5.6 Purchase of Notes
          The Corporation may, at its option, at any time when it is not in default hereunder, purchase all or any of the Notes in the open market (which shall include purchase from or through an investment dealer or a firm holding membership on a recognized stock exchange), by tender or by private contract, at any price, in compliance with any applicable securities regulations and stock exchange rules. All Notes so purchased shall forthwith be delivered to the Trustee and shall be cancelled by it and, subject to the following paragraph of this Section 5.6, no Notes shall be issued in substitution therefor.
          If upon an invitation for tenders, more Notes are tendered at the same lowest price than the Corporation is prepared to accept, the Notes to be purchased by the Corporation shall be selected by the Trustee, in such manner (which may include selection on a pro rata basis, random selection by computer or any other method) as the Trustee deems equitable and expedient, from the Notes tendered by each tendering Noteholder who tendered at such lowest price. For this purpose the Trustee may make, and from time to time amend, regulations with respect to the manner in which Notes may be so selected, and regulations so made shall be valid and binding upon all Noteholders, notwithstanding the fact that, as a result thereof, one or more of such Notes become subject to purchase in part only. The Holder of a Note of which a part only is purchased, upon surrender of such Note for payment, shall be entitled to receive, without expense to such Holder, one or more new Notes for the unpurchased part so surrendered, and the Trustee shall certify and deliver such new Note or Notes upon receipt of the Note so surrendered.
5.7 Cancellation of Notes
          Subject to the provisions of Sections 5.3 and 5.6 as to Notes redeemed or purchased in part, all Notes redeemed or purchased in whole or in part by the Corporation shall not be reissued or resold and shall be forthwith delivered to and cancelled by the Trustee, and no Notes shall be issued in substitution therefor.
ARTICLE 6
CHANGE OF CONTROL PURCHASES
6.1 Change of Control Optional Redemption
          If a Change of Control occurs on or before the third anniversary of the Closing Date, the Corporation may at its option redeem the Notes in whole for cash on giving not more than 60 nor less than 30 days’ prior notice to the Holders of the Notes, at a redemption price which is equal to 102% of the principal amount of each Note, plus accrued and unpaid interest to but excluding the date fixed for redemption. In the event that the Corporation decides to redeem the Notes further to a Change of Control, it shall redeem, and the Noteholders shall offer to sell, all of the issued and outstanding Notes in accordance with the procedure set out in Article 5 mutatis mutandis.
6.2 Change of Control Mandatory Offer to Purchase
          If:

(a)	(i) a Corporation Change of Control occurs, (ii) the Corporation does not notify the Trustee of its intention to redeem the Notes at its option in whole within 15 Business Days of the Change of Control and (iii) the Change of Control Successor Entity’s Debt Rating immediately after the Corporation Change of Control, is less than or equal to the Corporation’s Debt Rating, immediately prior to the Corporation Change of Control, or

(b)	(i) a Project Sale occurs and (ii) the Corporation does not notify the Trustee of its intention to redeem the Notes at its option in whole within 15 Business Days of the Change of Control, then the Corporation shall make an offer to purchase the Notes in accordance with the procedures set out in this Article 6 for cash at a price (“Change of Control Purchase Price”) equal to the following percentage of the principal amount of the Note (plus accrued and unpaid interest to but excluding the Change of Control Purchase Date):

Applicable Percentage of
Change of Control Purchase Date	the Principal Amount
Up to and including the fourth anniversary of the Closing Date	102%
After the fourth anniversary of the Closing Date up to and including the fifth anniversary of the Closing Date	101%
After the fifth anniversary of the Closing Date	100%
          If (i) a Corporation Change of Control occurs, and (ii) the Corporation does not intend to redeem the Notes at its option, the Corporation covenants to engage an investment bank to determine such Debt Ratings as necessary in order to determine whether the Change of Control Successor Entity’s Debt Rating immediately after the Corporation Change of Control is less than the Corporation’s Debt Rating immediately prior to the Corporation Change of Control.
6.3 Change of Control Notice
          Within 20 Business Days after the occurrence of a Change of Control:
(a)	the Corporation shall deliver a written notice of Change of Control (the “Change of Control Notice”) to the Trustee;

(b)	following receipt by the Trustee of the Change of Control Notice, the Trustee shall mail a copy of the Change of Control Notice to each Holder in accordance with the provisions of Section 12.2; and

(c)	the Corporation shall cause a copy of the Change of Control Notice to be published in the national edition of The Globe and Mail or other daily newspaper of national circulation in Canada.

          The Trustee shall be under no obligation to ascertain the occurrence of a Change of Control or to give notice with respect thereto other than as provided above upon receipt of the Change of Control Notice. The Trustee may conclusively assume, in the absence of written notice to the contrary from the Corporation, that no Change of Control has occurred.
          The Change of Control Notice shall state, among other things:
(a)	the date of the Change of Control and, describe briefly the events causing the Change of Control; and

(b)	whether the Corporation is entitled to and intends to redeem the Notes at its option, in which event the Change in Control Notice shall be accompanied by a notice in compliance with Section 6.1.
6.4 Purchase Notice
          If (a) the Corporation does not notify the Trustee of its intention to redeem the Notes at its option pursuant to Section 6.1 within 15 Business Days of the Change of Control and (b) the Corporation is required to make an offer to redeem the Notes pursuant to Section 6.2, the Change of Control Notice shall be accompanied by a written notice (the “Purchase Notice”) offering to purchase all of the Holder’s Notes at any time prior to the close of business on the Change of Control Purchase Date, which Purchase Notice shall state, among other things:
(a)	the date and time by which the Purchase Notice must be completed and returned by the Holder if such offer is acceptable to the Holder;

(b)	the Change of Control Purchase Date (which shall be not more than 60 days and not less than 30 days following the date of the Purchase Notice);

(c)	the Change of Control Purchase Price;

(d)	the name and address of the Trustee;

(e)	that the Notes must be surrendered to the Trustee at Corporate Trust Office to collect payment;

(f)	that the Change of Control Purchase Price for the Notes as to which a Purchase Notice has been duly given and not withdrawn, together with accrued and unpaid interest thereon, will be paid promptly following the later of the Change of Control Purchase Date and the time of surrender of the Notes as described in paragraph (e);

(g)	the procedures that the Holder must follow to exercise rights under Article 6 and a brief description of those rights;

(h)	that any Holder delivering to the Trustee a signed Purchase Notice shall have the right to withdraw that Purchase Notice at any time prior to the close of business on the date that is at least two Business Days prior to the Change of Control

Purchase Date by delivery of a written notice of withdrawal to the Trustee in accordance with Section 6.7;

(i)	that interest on those Notes in respect of which a Purchase Notice has been given and not withdrawn shall cease to accrue from and after the Change of Control Purchase Date; and

(j)	that the Notes shall be purchased on the Change of Control Purchase Date pursuant to the applicable provisions of this Indenture.
6.5 Procedures for Exercising Change of Control Purchase
          A Holder may exercise its rights specified in Section 6.4 upon delivery to the Trustee of a signed Purchase Notice at any time prior to the close of business on the Change of Control Purchase Date that includes the following information:
(a)	the certificate numbers of the Notes that the Holder will deliver to be purchased; and

(b)	the principal amount of the Notes that the Holder will deliver to be purchased, which amount must be Cdn$1,000 or an integral multiple thereof.
          The delivery of such Notes (together with all necessary endorsements as set out in Section 6.10) to the Trustee prior to, on or after the Change of Control Purchase Date shall be a condition to the receipt by the Holder of the Change of Control Purchase Price therefor; provided that such Change of Control Purchase Price shall be paid only if the Notes so delivered to the Trustee conform in all respects to the description thereof set forth in the related Purchase Notice.
6.6 Consummation of Purchase
          Upon receipt by the Trustee of a Purchase Notice, the Holder of the Notes in respect of which such Purchase Notice was given shall (unless such Purchase Notice is withdrawn in accordance with Section 6.7) thereafter be entitled to receive solely the Change of Control Purchase Price. The Change of Control Purchase Price shall be paid to such Holder as promptly as is reasonably practical in the circumstances following the later of:
(a)	the Business Day following the Change of Control Purchase Date (provided the conditions in Section 6.5 have been satisfied); and

(b)	the time of delivery of such Notes to the Trustee by the Holder thereof in the manner required by Section 6.5.
6.7 Withdrawal of Purchase Notice
          A Purchase Notice may be withdrawn at any time prior to the close of business on the Business Day before the Change of Control Purchase Date, by means of a written notice of withdrawal delivered by the Holder to the Trustee specifying:

(a)	the certificate number of the Notes in respect of which such notice of withdrawal is being submitted;

(b)	the principal amount of the Notes (which shall be Cdn$1,000 or an integral multiple thereof) with respect to which such notice of withdrawal is being submitted; and

(c)	the principal amount of the Notes, if any, to remain subject to the original Purchase Notice, which amount must be Cdn$1,000 or an integral multiple thereof.
          The Trustee shall promptly return to the respective Holders thereof any Notes with respect to which a Purchase Notice has been withdrawn in compliance with this Indenture.
6.8 Notification by Trustee
          The Trustee shall promptly notify the Corporation of the receipt of any Purchase Notice and of any written notice of withdrawal thereof.
6.9 Deposit of Change of Control Purchase Price
          No later than 12:00 p.m., Toronto time, on the Business Day prior to the Change of Control Purchase Date, the Corporation shall deposit with the Trustee by wire transfer an amount of cash sufficient to pay the aggregate Change of Control Purchase Price of all the Notes or portions thereof that are to be purchased as of the Change of Control Purchase Date, together with accrued and unpaid interest thereon.
6.10 Notes Purchased in Part
          Any Notes that are to be purchased shall be surrendered to the Trustee at the Corporate Trust Office (with due endorsement by, or a written instrument of transfer in form satisfactory to the Corporation and the Trustee duly executed by, the Holder thereof or such Holder’s attorney duly authorized in writing) and the Corporation shall execute and the Trustee shall certify and deliver to the Holder of such Notes, without service charge, a replacement certificate representing a Note or Notes, of any authorized denomination as requested by such Holder in an aggregate principal amount equal to, and in exchange for, the portion of the principal amount of the Notes so surrendered that is not purchased.
6.11 Covenant to Comply with Securities Laws
          In connection with any offer to purchase or purchase of Notes under this Article 6 the Corporation shall comply with all applicable Canadian federal and provincial securities laws, all applicable US Securities laws, and any requirements of any stock exchange on which the Notes are then listed, so as to permit the rights and obligations under this Article 6 to be exercised to the greatest extent practicable in the time and in the manner specified in this Article 6.

ARTICLE 7
WITHHOLDING TAXES
          All payments made by the Corporation with respect to the Notes shall be made free and clear of and without deduction for or on account of any present or future tax, duty, levy, impost, assessment, or other governmental charge imposed or levied by or on behalf of the Government of Canada, as well as any other government or authority, province, state or territory thereof or by any authority or agency therein or thereof as well as any other government or authority having power to tax a Noteholder, unless the Corporation is required to withhold or deduct Taxes by law or by the interpretation or administration thereof. If the Corporation is required by such laws or by the interpretation or administration thereof to withhold or deduct any amount from any payment with respect to the Notes (including without limitation, any payments for principal, interest, capitalized interest, Premium, if any,) for or on account of any Taxes, the Corporation shall make or cause the Paying Agent to make such withholding or deduction and remit the full amount deducted or withheld to the relevant authority in accordance with Applicable Law.
ARTICLE 8
COVENANTS OF THE CORPORATION
8.1 General Covenants
          The Corporation hereby covenants and agrees with the Trustee for the benefit of the Trustee and the Noteholders as follows:
(a)	the Corporation shall duly and punctually pay or cause to be paid to each Holder of Notes the principal thereof, interest accrued thereon and Premium, if any, payable thereon on the dates, at the places, in the currency, and in the manner specified herein or as otherwise provided in such Notes;

(b)	subject to the express provisions hereof, so long as any of the Notes are outstanding, the Corporation shall, and shall cause Pledgeco to, at all times maintain its respective corporate existence;

(c)	subject to the express provisions hereof, so long as any of the Notes are outstanding, the Corporation shall, and shall cause Pledgeco to, at all times carry on and conduct its respective business in a reasonably proper, efficient and businesslike manner and in accordance with good business practice and diligently maintain, use and operate its respective properties so as to preserve and protect the earnings, incomes, rents, issues and profits thereof;

(d)	subject to the express provisions hereof, so long as any of the Notes are outstanding, the Corporation shall keep or cause to be kept proper books of account and make or cause to be made therein true and faithful entries of all its dealings and transactions in relation to its business and the business of Pledgeco, as the case may be, all in accordance with GAAP for itself and Pledgeco, and Pledgeco shall continue to be a direct or indirect wholly-owned subsidiary of the Corporation;

(e)	so long as any Notes are outstanding, the Corporation shall furnish to the Trustee a copy of the consolidated financial statements, whether annual or interim, of the Corporation and any report of the Corporation’s Auditors thereon at substantially the same time as such financial statements are filed with securities regulatory authorities;

(f)	the Corporation shall, and shall cause Pledgeco to, from time to time pay or cause to be paid all taxes, rates, levies, assessments (ordinary or extraordinary), government fees or dues lawfully levied, assessed or imposed upon or in respect of its respective property or any part thereof or upon its income and profits as and when the same become due and payable and to withhold and remit any amounts required to be withheld by it from payments due to others and remit the same to any government or agency thereof, and it shall exhibit or cause to be exhibited to the Trustee, when requested, the receipts and vouchers establishing such payment and shall duly observe and conform to all applicable requirements of any Governmental Authority relative to any of the property or rights of the Corporation and of Pledgeco and all covenants, terms and conditions upon or under which any such property or rights are held; provided, however, that each of the Corporation and Pledgeco shall have the right to contest in good faith and diligently by legal proceedings any such taxes, rates, levies, assessments, government fees or dues, and during such contest, may deliver or defer payment or discharge thereof;

(g)	when practicable following July 22, 2007, the Corporation shall apply to list the Notes for trading on the TSX;

(h)	pledge of the Pledged Shares pursuant to the Quota Pledge Agreement will constitute a valid security interest in the Pledged Shares, free and clear of all Liens, except Permitted Encumbrances;

(i)	the Corporation shall not create, incur, assume or suffer to exist any Security Interest, other than Permitted Encumbrances, on or over any of the Pledged Shares;

(j)	the Corporation shall keep all of their material properties which are of an insurable nature insured against loss or damage with insurers believed by the Corporation to be responsible to the extent that property of similar character is usually so insured by corporations similarly situated and owning like properties in accordance with customary business practices;

(k)	the Corporation shall not make any loans to any senior officers of the Corporation; and

(l)	the Corporation will not, convey, sell, lease, assign, transfer or otherwise dispose of any Pledged Shares other than for purposes related to the Permitted Reorganization.

8.2 Restrictive Covenants of the Corporation in respect of Pledgeco
          The Corporation hereby covenants and agrees with the Trustee for the benefit of the Trustee and the Noteholders that it will not permit Pledgeco to:
(a)	directly or indirectly issue, incur, assume or otherwise become liable for or in respect of any Indebtedness other than Permitted Indebtedness;

(b)	convey, sell, lease, assign, transfer or otherwise dispose of all or any part of the Paciência Project or the Caeté Project to any Related Party of the Corporation, except in connection with a Permitted Reorganization:

(c)	declare or pay any dividend or make any distribution or payment of any kind (on or in respect of any quotas in the capital of Pledgeco), except in connection with a Permitted Reorganization;

(d)	purchase, redeem or otherwise acquire for cash or retire for value any quotas in the capital of Pledgeco or any warrants, rights or options to purchase or acquire quotas in the capital of Pledgeco, except in connection with a Permitted Reorganization;

(e)	make any principal payment on, purchase, defease, redeem, prepay, decrease or otherwise acquire or retire for value, prior to any scheduled final maturity, scheduled repayment or scheduled sinking fund payment, any Indebtedness of Pledgeco other than Permitted Indebtedness, except in connection with a Permitted Reorganization;

(f)	repay any Indebtedness to the Corporation, except Permitted Indebtedness and such Indebtedness as is used to repay the Note Indebtedness, except to the extent in the case of subsections (c), (d), (e) and (f), above, that such declaration, dividend, distribution, payment, purchase, redemption, acquisition, retirement, defeasance, prepayment or decrease is used by the Corporation to repay or purchase the Note Indebtedness.
8.3 Maintenance of Offices or Agencies
          The Corporation shall maintain, in Toronto, an office or agency where Notes may be presented or surrendered for payment, where Notes may be surrendered for registration of transfer or exchange and where notices and demands to or upon the Corporation in respect of the Notes and this Indenture may be served. The Corporate Trust Office shall be such office or agency of the Corporation, unless the Corporation shall designate and maintain some other office or agency for one or more of such purposes. The Corporation shall give prompt notice to the Trustee of any change in the location of any such office or agency. If at any time the Corporation shall fail to maintain any such required office or agency or shall fail to furnish the Trustee with the address thereof, such presentations, surrenders, notices and demands may be made or served at the Corporate Trust Office, and the Corporation hereby appoints the Trustee as its agent to receive all such presentations, surrenders, notices and demands.

8.4 Money for Payments to Be Held in Trust
          If the Corporation shall at any time act as its own Paying Agent, it shall, on or before each due date of the principal and Premium, if any, and interest on any of the Notes, segregate and hold in trust for the benefit of the Persons entitled thereto a sum sufficient to pay the principal and Premium, if any, and interest so becoming due until such sums shall be paid to such Persons or otherwise disposed of as herein provided, and shall promptly notify the Trustee of its action or failure to so act.
          Whenever the Corporation shall have one or more Paying Agents for the Notes, it shall, no later than three Business Days on or before each due date of the principal of, and Premium, if any, and interest on, any Notes, deposit with a Paying Agent a sum in same day funds sufficient to pay the principal, Premium, if any, and interest so becoming due, such sum to be held in trust for the benefit of the Persons entitled to such principal, Premium, if any, or interest and (unless such Paying Agent is the Trustee) the Corporation shall promptly notify the Trustee of such action or any failure so to act.
          The Corporation shall cause each Paying Agent other than the Trustee to execute and deliver to the Trustee an instrument in which such Paying Agent shall agree with the Trustee, subject to the provisions of this Section that such Paying Agent will:
(a)	hold all sums held by it for the payment of the principal of and Premium, if any, and interest on Notes in trust for the benefit of the Persons entitled thereto until such sums shall be paid to such Persons or otherwise disposed of as herein provided;

(b)	give the Trustee notice of any default by the Corporation (or any other obligor upon the Notes) in the making of any payment of principal, Premium, if any, and interest; and

(c)	at any time during the continuance of any such default, upon the written request of the Trustee, forthwith pay to the Trustee all sums so held in trust by such Paying Agent.
The Corporation may at any time, for the purpose of obtaining the satisfaction and discharge of this Indenture or for any other purpose, pay, or by an order of the Corporation direct any Paying Agent to pay, to the Trustee all sums held in trust by the Corporation or such Paying Agent, such sums to be held by the Trustee upon the same trusts as those upon which such sums were held by the Corporation or such Paying Agent; and, upon such payment by any Paying Agent to the Trustee, such Paying Agent shall be released from all further liability with respect to such money.
          Any money deposited with the Trustee or any Paying Agent, or then held by the Corporation, in trust for the payment of the principal, Premium, if any, and interest on any Note and remaining unclaimed for six years after such principal, Premium, if any, and interest has become due and payable shall be paid, on written request of the Corporation, to the Corporation, or (if then held by the Corporation) shall be discharged from such trust; and the Holder of such Note shall thereafter, as an unsecured general creditor, look only to the Corporation for payment thereof, and all liability of the Trustee or such Paying Agent with respect to such trust money, and all liability of the Corporation as trustee thereof, shall thereupon cease.
8.5 Trustee’s Remuneration and Expenses
          The Corporation shall pay the Trustee reasonable remuneration for its services as trustee hereunder and shall pay or reimburse the Trustee upon its request for all reasonable expenses, disbursements and advances incurred or made by the Trustee in the administration or execution of the trusts hereby created (including the reasonable compensation and the disbursements of Trustee Counsel and all other advisers and assistants not regularly in its employ who have been retained by the Trustee) both before any default hereunder and thereafter until all the duties of the Trustee shall be finally and fully performed, except any such expense, disbursement or advance as may arise from failure to perform its obligations hereunder in accordance with Section 13.2. Any amount due under this Section 8.5 and unpaid 30 days after request for such payment shall bear interest from the expiration of such 30 days at a rate per annum equal to the then current rate charged by the Trustee from time to time, payable on demand. After default, all amounts so payable and the interest thereon shall be payable out of any funds coming into the possession of the Trustee or its successors in the trusts hereunder in priority to any payment of the principal of, or interest or Premium, if any, on, the Notes. Such remuneration shall continue to be payable until the trusts hereof shall be finally wound up, whether or not the trusts of this Indenture shall be in course of administration by or under the direction of a court. This obligation shall survive the removal or resignation of the Trustee under, and the termination of, this Indenture.
8.6 Not to Extend Time for Payment of Interest
          Subject to the provisions of Section 11.11 or 11.12, in order to prevent any accumulation after maturity of unpaid interest, the Corporation shall not directly or indirectly extend or assent to the extension of time for payment of interest upon any Notes or directly or indirectly be or become a party to or approve any such arrangement by purchasing or funding interest on the Notes or in any other manner.
          If the time for the payment of any interest shall be so extended, whether or not such extension is by or with the consent of the Corporation, notwithstanding anything herein or in the Notes contained, such interest shall not be entitled in case of default hereunder to the benefit of this Indenture until such time as payment in full has been made of the principal of all the Notes and of all interest on such Notes the payment of which has not been so extended.
8.7 Examination and Audit
          The Corporation shall annually, within 90 days (or such other period prescribed by Applicable Laws) after the end of its fiscal year, have an audit of the Corporation’s consolidated financial statements made by the Corporation’s Auditors.
8.8 No Change of Domicile
          The Corporation shall not, directly or indirectly through a Subsidiary, enter into a transaction or series of transactions, other than a transaction or series of transactions involving a

Change of Control, in which all or substantially all of the undertaking, property and assets of the Corporation and its Subsidiaries would become the property of any other Person, whether by way of reorganization, consolidation, amalgamation, arrangement, merger, transfer, sale, lease or otherwise, unless the Corporation will be the continuing corporation or:
(a)	the Person is a corporation organized and existing under the laws of Canada or a province or territory thereof or of the United States of America or a state thereof or of the District of Columbia and expressly assumes, by a Supplemental Indenture satisfactory in form to the Trustee and Trustee Counsel and executed and delivered to the Trustee, all the covenants and obligations of the Corporation under this Indenture and all Notes; the Corporation’s counsel shall provide a legal opinion that effect;

(b)	at the time of and after giving effect to the reorganization, consolidation, amalgamation, arrangement, merger, transfer, sale, lease or other transaction, no Event of Default or event that, with the passing of time or the giving of notice or both, would constitute an Event of Default has occurred and is continuing;

(c)	the Corporation shall have delivered to the Trustee an Officer’s Certificate stating that the conditions precedent in this Section 8.8 have been satisfied; and

(d)	neither the Corporation nor the Person, either at the time of or immediately after the consummation of any such transaction and after giving full effect thereto, or immediately after compliance by the Person with the provisions of Section 8.8(a), will be insolvent or generally fail to meet, or admit in writing its inability or unwillingness to meet, its obligations as they generally become due.
Whenever the conditions of this Section 8.8 have been duly observed and performed, the Person shall possess and from time to time may exercise each and every right and power of the Corporation under this Indenture, in the name of the Corporation or otherwise, and any act or proceeding required by any provision of this Indenture to be done or performed by any Directors or officers of the Corporation may be done and performed with like force and effect by the directors or officers of the Person.
8.9 Trustee May Perform Covenants
          If the Corporation fails to perform any covenant on its part herein contained, the Trustee may perform any such covenant capable of being performed by it and, if any such covenant requires the payment or expenditure of money, the Trustee may make such payment or expenditure with its own funds or with money borrowed by or advanced to it for such purpose, but shall be under no obligation to do so. All sums so expended or advanced shall be repayable by the Corporation in the manner provided in Section 8.5, but no such performance or payment shall be deemed to relieve the Corporation from any default or continuing obligation hereunder.
8.10 Certificates Relating to Compliance and Default
          So long as any Notes are outstanding, the Corporation shall deliver to the Trustee within 60 days after the end of each of the first three fiscal quarters in each of its fiscal years and

120 days after the end of each of its fiscal years, and at any other time if so requested by the Trustee, an Officer’s Certificate stating that the Corporation has complied with all covenants, conditions or other requirements contained herein, non-compliance with which would, with the giving of notice or the lapse of time or otherwise, constitute an Event of Default or, if such is not the case, specifying all relevant particulars thereof, the period of existence thereof and the action the Corporation is taking or proposes to take with respect thereto. For purposes of this Section 8.10, compliance by the Corporation with the covenants, conditions or other requirements of this Indenture shall be determined without regard to any period of grace or notice requirement under this Indenture.
8.11 Financial Statements
          So long as any Notes are outstanding, the Corporation shall deliver to the Trustee within 60 days after the end of each of the first three fiscal quarters in each of its fiscal years and 120 days after the end of each of its fiscal years, the consolidated financial statements of the Corporation. Following receipt of such statements, the Trustee shall, while such statements are current, maintain custody of them and make them available for inspection by Noteholders upon reasonable written request. No obligation shall rest with the Trustee to analyze such statements, or evaluate the performance of the Corporation as indicated by such financial statements, in any manner whatsoever.
ARTICLE 9
DEFAULTS AND REMEDIES
9.1 Events of Default
          Each of the following events shall be an “Event of Default” in respect of the Notes:
(a)	failure to pay principal or Premium, if any, on any Notes when due;

(b)	failure to pay interest on any Notes when due if such failure continues for a period of 10 Business Days;

(c)	failure to observe or perform the covenant set out in Section 8.1(i) hereof; provided that such failure will be an Event of Default only if such failure continues for a period of 30 days after written notice thereof has been given to the Corporation by the Trustee or the Holders of at least 25% aggregate principal amount of the Notes then outstanding and provided further that if the Encumbrance creating the breach of the covenant has arisen as a result of an order of attachment or similar Lien of a Brazilian court in respect of the Pledged Shares, such failure will not be an Event of Default if (A) the Corporation or Pledgeco is contesting the matter diligently and in good faith, and (B) the Corporation or Pledgeco believes, in good faith, that it has a reasonable prospect of success in respect of the proceedings to contest such matter;

(d)	failure to make an offer to purchase the Notes when required by Section 6.2 of this Agreement;

(e)	failure to observe or perform in a material respect any other covenant or condition contained in this Indenture or a Supplemental Indenture and such failure materially adversely affects the Noteholders, provided that if such covenant or condition is capable of rectification, then such failure will be an Event of Default only if such failure continues for a period of 30 days after written notice thereof has been given to the Corporation by the Trustee or the Holders of at least 25% aggregate principal amount of the Notes then outstanding;

(f)	failure by the Corporation or Pledgeco to observe or perform any provision of any agreement under which Indebtedness is created, if such failure has the effect of causing more than US$10 million of such Indebtedness in the aggregate at such time to become due and payable or to be required to be redeemed or repurchased before its Stated Maturity;

(g)	the rendering by a court of competent jurisdiction of one or more judgments against the Corporation or Pledgeco in an aggregate amount of more than US$20 million if the judgments remain undischarged or unstayed for more than 30 days;

(h)	proceedings are commenced for the winding-up, liquidation or dissolution of the Corporation or Pledgeco (except as otherwise permitted under this Indenture including in connection with a Permitted Reorganization), unless the Corporation or such Subsidiary in good faith actively and diligently contests such proceedings, decree, order or approval, resulting in a dismissal or stay thereof within 60 days of commencement;

(i)	a decree or order of a court of competent jurisdiction is entered adjudging the Corporation or Pledgeco to be bankrupt or insolvent, or a petition seeking reorganization, arrangement or adjustment of or in respect of the Corporation Pledgeco is approved under Applicable Law relating to bankruptcy, insolvency or relief of debtors;

(j)	the Corporation or Pledgeco makes an assignment for the benefit of its creditors, or petitions or applies to any court or tribunal for the appointment of a receiver or trustee for itself or any substantial part of its property, or commences for itself or acquiesces in any proceeding under any bankruptcy, insolvency, reorganization, arrangement or readjustment of debt law or statute or any proceeding for the appointment of a receiver or trustee for itself or any substantial part of its property, or suffers any such receivership or trusteeship;

(k)	a resolution is passed for the winding-up or liquidation of the Corporation except in the course of carrying out or pursuant to a transaction in respect of which the conditions of Section 8.8 are duly observed and performed; and

(l)	this Indenture shall for any reason cease in whole or in any material part to be a legal, valid, binding and enforceable obligation of the Corporation.

9.2 Notice of Event of Default
          If an Event of Default shall occur and be continuing, the Trustee shall, within 10 Business Days after it becomes aware of the occurrence of such Event of Default, give notice of such Event of Default to the Noteholders in the manner specified in Section 12.2; provided, however, that, except in the case of a default in the payment of the principal of, (or Premium, if any) or interest on, any Note, the Trustee shall be protected in withholding such notice if and so long as the Trustee in good faith determines that the withholding of such notice is in the best interests of the Noteholders and the Trustee so advises the Corporation in writing.
          If notice of an Event of Default has been given to Noteholders and such Event of Default is thereafter remedied or cured prior to the acceleration of the Indebtedness of the Corporation hereunder pursuant to Section 9.3, notice that such Event of Default is no longer continuing shall be given by the Trustee to the Persons to whom notice of such Event of Default was given pursuant to this Section 9.2, such notice to be given within a reasonable time, not to exceed 10 days, after the Trustee becomes aware that such Event of Default has been remedied or cured during such period of time.
9.3 Acceleration
          If an Event of Default occurs and is continuing, the principal amount of, the Premium, if any, and accrued and unpaid interest on, all Notes then outstanding shall be due and payable immediately without any declaration or other action by the Trustee or the Holders.
          Notwithstanding anything contained in this Indenture or the Notes to the contrary, if the principal amount and the Premium, if any, and any accrued and unpaid interest on Notes are due and payable automatically or by a declaration pursuant to this Section 9.3, the Corporation shall pay to the Trustee forthwith, for the benefit of the Noteholders of the affected Notes, the amount of principal of and Premium, if any, and accrued and unpaid interest (including interest on amounts in default) on those Notes and all other fees and expenses payable in regard thereto under this Indenture, together with interest thereon at the rate borne by such Notes from the date that such amounts are due and payable automatically or by declaration pursuant to this Section 9.3 until payment is received by the Trustee. Such payments, when made, shall be deemed to have been made in discharge of the Corporation’s obligations under this Indenture.
9.4 Waiver of Event of Default
          Upon the happening of an Event of Default:
(a)	the Holders of Notes then outstanding with respect to which an Event of Default shall have occurred and be continuing, pursuant to an Extraordinary Resolution shall have the power, exercisable by resolution in writing signed by Noteholders representing, in the aggregate, no less than the minimum percentage of the aggregate principal amount of the Notes required to pass an Extraordinary Resolution, to instruct the Trustee to waive such Event of Default and to cancel any declaration made by the Trustee pursuant to Section 9.3, and the Trustee shall thereupon waive such Event of Default or cancel such declaration upon such terms and conditions as shall be prescribed in such requisition; and

(b)	the Trustee, so long as it has not become bound to declare the principal of and Premium, if any, and interest on the Notes then outstanding to be due and payable, or to obtain or enforce payment thereof, shall have the power to waive any Event of Default which has been remedied or cured or in respect of which, in the opinion of the Trustee, relying, if necessary on the opinion of Trustee’s Counsel or other expert, adequate satisfaction has been made.
No delay or omission of the Trustee or of the Noteholders in exercising any right or power accruing upon the occurrence of an Event of Default shall impair any such right or power or shall be construed to be a waiver of such Event of Default or acquiescence therein, and no act or omission, either of the Trustee or of the Noteholders, shall extend to or be taken in any manner whatsoever to affect any subsequent Event of Default or the rights resulting therefrom.
9.5 Enforcement by the Trustee
          Upon the occurrence of an Event of Default, the Trustee shall exercise the rights and powers vested in it under this Indenture.
          Subject to the provisions of Section 9.4 and to the provisions of any Extraordinary Resolution, if the Corporation fails to pay to the Trustee, forthwith after the same shall have been declared to be or has automatically become due and payable under Section 9.3, the principal of and Premium, if any, and interest on the affected Notes together with any other amounts due hereunder, the Trustee shall, upon receipt of a Noteholders’ Request on behalf of the Holders of the affected Notes and upon being sufficiently indemnified and funded to its reasonable satisfaction against all costs, expenses and liabilities to be incurred, proceed in its name as Trustee hereunder to obtain or enforce payment of such principal of, and Premium, if any, and interest on, those Notes together with any other amounts due hereunder by such proceedings authorized by this Indenture or by suit at law or in equity as the Trustee in the Noteholders’ Request shall have been directed to take, or if the Noteholders’ Request contains no such direction, then by such proceedings authorized by this Indenture or by suit at law or in equity as the Trustee shall deem expedient.
          The Trustee shall be entitled and is hereby empowered, either in its own name or as trustee of an express trust, or as attorney-in-fact for each of the Holders of the Notes, or in any one or more of such capacities, to file such proof of debt, amendment of proof of debt, claim, petition or other document as may be necessary or advisable in order to have the claims of the Trustee and some or all of the Holders of the Notes allowed in any insolvency, bankruptcy, liquidation or other judicial proceedings relative to the Corporation or its creditors or relative to or affecting its property. The Trustee is hereby irrevocably appointed (and the successive respective Holders of the Notes by taking and holding Notes shall be conclusively deemed to have so appointed the Trustee) the true and lawful attorney-in-fact of the respective Holders of the Notes with authority to make and file in the respective names of the Holders of the Notes or on behalf of the Holders of the Notes as a class, subject to deduction from any such claims of the amounts of any claims filed by any of the Holders of the Notes themselves, any proof of debt, amendment of proof of debt, claim, petition or other document in any such proceedings and to receive payment of any sums becoming distributable on account thereof, and to execute any such other documents and to do and perform any and all such acts and things, for and on behalf of such Holders of the Notes, as may be necessary or advisable, in the opinion of the Trustee acting on the advice of Trustee Counsel, in order to have the respective claims of the Trustee and of the Holders of the Notes against the Corporation or its property allowed in any such proceeding, and to receive payment of or on account of such claims, provided that nothing contained in this Indenture shall be deemed to give to the Trustee, unless so authorized by Extraordinary Resolution, any right to accept or consent to any plan of reorganization or otherwise by action of any character in such proceeding to waive or change in any way any right of any Noteholder.
          The Trustee shall also have power at any time and from time to time to institute and to maintain such suits and proceedings as it may be advised shall be necessary or advisable to preserve and protect its interests and the interests of some or all of the Noteholders.
          All rights of action hereunder may be enforced by the Trustee without the possession of any of the Notes or the production thereof at the trial or other proceedings relative thereto. Any such suit or proceeding instituted by the Trustee shall be brought in the name of the Trustee as trustee of an express trust, and any recovery of judgment shall be for the rateable benefit of the applicable Holders of the Notes whose rights are enforced subject to the provisions of this Indenture. In any proceeding brought by the Trustee (and also in any proceeding in which a declaratory judgment of a court may be sought as to the interpretation or construction of any provision of this Indenture to which the Trustee shall be a party), the Trustee shall be held to represent all the Holders of the Notes whose rights are enforced, and it shall not be necessary to make any Holders of the Notes parties to any such proceeding.
9.6 Suits by Noteholders
          No Holder of any Note shall have any right to institute any action, suit or proceeding at law or in equity for the purpose of enforcing payment of the principal of, or any Premium, if any, or interest on, the Notes or for the execution of any trust or power hereunder or for the appointment of a liquidator or receiver or for a receiving order under the Bankruptcy and Insolvency Act (Canada) or to have the Corporation wound up or to file or prove a claim in any liquidation or bankruptcy proceeding or for any other remedy unless:
(a)	the Noteholders, by Extraordinary Resolution or by Noteholders’ Request, shall have made a written request to the Trustee and the Trustee shall have been afforded reasonable opportunity either itself to proceed to exercise the powers conferred upon it or to institute an action, suit or proceeding in its name for such purpose;

(b)	the Noteholders or any of them shall have furnished to the Trustee, when so requested by the Trustee, funding and indemnity satisfactory to the Trustee with respect to the costs, expenses and liabilities to be incurred therein or thereby;

(c)	the Trustee shall have failed to act within a reasonable time after such notification, request and provision of indemnity; and

(d)	no direction inconsistent with such written request has been received by the Trustee from Holders of a majority in principal amount of the outstanding Notes.
If a Noteholder has the right to institute proceedings under this Section 9.6, such Noteholder, acting on behalf of itself and all other Noteholders, shall be entitled to commence proceedings in any court of competent jurisdiction in which the Trustee might have commenced proceedings under Section 9.5, but in no event shall any Noteholder or combination of Noteholders have any right to seek any other remedy or institute proceedings out of court. No one or more Noteholders shall have any right in any manner whatsoever to enforce any right under this Indenture or under any Note, except in accordance with the conditions and in the manner provided in this Indenture.
9.7 Application of Money
          Except as herein otherwise expressly provided, any money received by the Trustee or a Noteholder pursuant to the provisions of this Article 9 or as a result of legal or other proceedings against the Corporation pursuant hereto, or from any trustee in bankruptcy or liquidator of the Corporation, shall be applied, together with other money available to the Trustee for such purpose, as follows:
(a)	first, in payment or in reimbursement to the Trustee of its fees, costs, charges, expenses, borrowings, advances or other amounts furnished or provided by or at the request of the Trustee in or about the administration and execution of its trusts under, or otherwise in relation to, this Indenture, with interest thereon as herein provided;

(b)	second, subject to the provisions of Section 8.6 and this Section 9.7, in payment of the principal of, and Premium, if any, and accrued and unpaid interest and interest on amounts in default on, the Notes which shall then be outstanding in the priority of principal first and then Premium, if any, and then accrued and unpaid interest and interest on amounts in default unless otherwise directed by an Extraordinary Resolution in respect of the Notes, and in that case in such order or priority as between principal, Premium, if any, and interest as may be directed by such Extraordinary Resolution; and

(c)	third, in payment of the surplus, if any, of such money to the Corporation or its assigns;
provided, however, that no payment shall be made pursuant to Section 9.7(b) in respect of the principal of, or Premium, if any, or interest on, any Note which the Trustee knows is held, directly or indirectly, by or for the benefit of the Corporation or any Affiliate of the Corporation (other than any Note pledged for value and in good faith to a Person other than the Corporation or any Affiliate of the Corporation, but only to the extent of such Person’s interest therein) until the prior payment in full of the principal of and Premium, if any, and interest on all Notes which are not so held.
9.8 Distribution of Proceeds
          Payments to Noteholders pursuant to Section 9.7(b) shall be made as follows:

(a)	at least 15 days’ notice of every such payment shall be given in the manner specified in Section 12.2, specifying the time and the place or places at which the applicable Notes are to be presented and the amount of the payment and the application thereof as between principal, Premium, if any, and interest;

(b)	payment in respect of any Note shall be made upon presentation thereof at any one of the places specified in such notice and any such Note thereby paid in full shall be surrendered, but the Trustee may in its discretion dispense with presentation and surrender or endorsement in any case upon such indemnity being given as the Trustee shall consider sufficient;

(c)	from and after the date of payment specified in such notice, interest shall accrue only on the amount owing on each Note after giving credit for the amount of the payment specified in such notice unless the Note in respect of which such amount is owing is duly presented on or after the date so specified and payment of such amount is not made; and

(d)	the Trustee shall not be required to make any payment to Noteholders unless the amount available to it for such purpose, after reserving therefrom such amount as the Trustee may think necessary to provide for the payments referred to in Section 9.7(a), exceeds two per cent of the aggregate principal amount of the Notes in default then outstanding.
9.9 Remedies Cumulative
          No remedy herein conferred upon or reserved to the Trustee or upon or to the Noteholders is intended to be exclusive of any other remedy, but each and every such remedy shall be cumulative and shall be in addition to every other remedy given hereunder or now existing or hereafter to exist by law.
9.10 Judgment Against the Corporation
          In case of any judicial or other proceedings to enforce the rights of the Noteholders, judgment may be rendered against the Corporation in favour of the Noteholders or in favour of the Trustee, as trustee for the Noteholders, for any amount which may remain due in respect of the Note Indebtedness.
9.11 Immunity of Shareholders, Directors and Officers
          The Noteholders and the Trustee hereby waive and release any right, cause of action or remedy now or hereafter existing in any jurisdiction against any past, present or future incorporator, shareholder, director or officer of the Corporation for the payment of the principal of, or Premium, if any, or interest on, any of the Notes or on any covenant, agreement, representation or warranty by the Corporation herein or contained in the Notes.

ARTICLE 10
CANCELLATION, DISCHARGE AND DEFEASANCE
10.1 Cancellation and Destruction
          All Notes surrendered to the Corporation, a Registrar or a Paying Agent for any purpose shall be delivered to the Trustee as soon as reasonably practicable. Each such Note and each Note surrendered to the Trustee shall be cancelled by the Trustee forthwith after all payments required in respect thereof to the date of surrender have been made. The Trustee shall, at the request of the Corporation, furnish to it a cancellation or destruction certificate in respect of the Notes so cancelled or destroyed.
10.2 Payment of Amounts Due on Maturity
          Prior to 9:00 a.m., Toronto time, on each Maturity Date for outstanding Notes, the Corporation shall deposit with the Trustee an amount sufficient to pay the amount payable in respect of the Notes on the Maturity Date (less any taxes required by law to be deducted or withheld). The Trustee shall use the funds deposited to pay, to the Holder of a Note entitled to receive payment on the Maturity Date, the principal amount of, accrued and unpaid interest, if any, and Premium, if any, on such Note upon surrender of such Note at the Corporate Trust Office. The deposit of such amount shall satisfy and discharge the liability of the Corporation for the Notes to which the deposit relates to the extent of the amount deposited (plus the amount of any taxes required by Applicable Law to be deducted or withheld) and thereafter such Notes shall not to that extent be considered to be outstanding or to have any interest accrue thereon for the benefit of the Holders and the Holders shall have no right with respect thereto other than to receive out of the amount so deposited the respective amounts to which the Holders are entitled upon surrender of such Notes. Failure to make a deposit as required pursuant to this Section 10.2 shall constitute default in payment on the Notes in respect of which the deposit was required to have been made.
10.3 Repayment of Unclaimed Money
          Subject to Applicable Law, any amount deposited pursuant to Section 10.2 and not claimed by and paid to the Holders of Notes as provided in Section 10.2 within six years after the later of the date of such deposit and the applicable Maturity Date shall be repaid to the Corporation by the Trustee on written demand, and thereupon the Trustee shall be released from all further liability with respect to such amount and thereafter the Holders of the Notes in respect of which such amount was so repaid to the Corporation shall have no rights in respect thereof and the Corporation shall be discharged from its obligations in respect thereof.
10.4 Discharge
          Upon proof being given to the Trustee that the principal of all the Notes and the Premium, if any, thereon and interest (including interest on amounts in default) thereon and other amounts payable hereunder have been paid or satisfied, or that all the outstanding Notes have matured or have been duly called for redemption and such payment or redemption has been duly and effectually provided for by payment to the Trustee or otherwise, and upon payment of all costs, charges and expenses properly incurred by the Trustee in relation to this Indenture and all interest thereon and the remuneration of the Trustee, or upon provision satisfactory to the Trustee being made therefor, the Trustee shall, at the written request and at the expense of the Corporation, execute and deliver to the Corporation such deeds or other instruments as shall be required to evidence the satisfaction and discharge of this Indenture and the Quota Pledge Agreement and to release the Corporation from its covenants herein contained other than those relating to the indemnification of the Trustee.
10.5 Defeasance
          The Corporation shall have the right (the “Defeasance Option”) to be released from the terms of this Indenture relating to the outstanding Notes if requested by the Corporation in a written notice to the Trustee, and upon receipt of such notice the Trustee shall, at the request and expense of the Corporation, execute and deliver to the Corporation such deeds and other instruments as shall be necessary to release the Corporation from the terms of this Indenture relating to the Notes, except those relating to the indemnification of the Trustee, subject to the following:
(a)	the Corporation shall have delivered to the Trustee evidence satisfactory to the Trustee that the Corporation has irrevocably, pursuant to the terms of a trust agreement in form and substance satisfactory to the Corporation and the Trustee:
(i)	segregated and deposited for the benefit of Holders of Notes sufficient funds for the payment of all principal, Premium, if any, interest and other amounts due or to become due on the Notes to the Stated Maturity thereof;

(ii)	segregated and deposited for the benefit of the Trustee funds or otherwise made provision for the payment of all remuneration and expenses of the Trustee to carry out its duties under this Indenture in respect of the Notes; and

(iii)	segregated and deposited funds for the payment of present taxes owing and any taxes arising with respect to all deposited funds or other provision for payment in respect of the Notes;
(b)	the Trustee shall have received an opinion or opinions of Corporation Counsel to the effect that the Holders of the Notes will not be subject to any additional taxes in Canada or the United States as a result of the exercise by the Corporation of the Defeasance Option with respect to such Notes and that such Holders will be subject to taxes, if any, including those in respect of income (including taxable capital gains), on the same amount, in the same manner and at the same time or times as would have been the case if the Defeasance Option had not been exercised in respect of such Notes;
(c)	no Event of Default shall have occurred and be continuing on the date of the deposit referred to in Section 10.5(a);

(d)	such release does not result in a breach or violation of, or constitute a default under, any material agreement or instrument to which the Corporation is a party or by which the Corporation is bound;
(e)	the Corporation shall have delivered to the Trustee an Officer’s Certificate stating that the deposits referred to in Section 10.5(a) were not made by the Corporation with the intent of preferring the Holders of the Notes over the other creditors of the Corporation or with the intent of defeating, hindering, delaying or defrauding creditors of the Corporation or others; and
(f)	the Corporation shall have delivered to the Trustee an Officer’s Certificate as required pursuant to Sections 13.12 and 13.13, stating that all conditions precedent provided for or relating to the exercise of such Defeasance Option have been complied with.
The Corporation shall be deemed to have made due provision for the depositing of funds if it deposits or causes to be deposited with the Trustee under the terms of an irrevocable trust agreement in form and substance satisfactory to the Corporation and the Trustee (each acting reasonably), solely for the benefit of the Holders of the Notes, money or debt Securities constituting direct obligations of Canada or an agency or instrumentality of Canada, which will be sufficient, in the written opinion of a firm of independent chartered accountants or an investment dealer acting reasonably and acceptable to the Trustee, to provide for payment in full when due of the Notes and all other amounts from time to time due and owing under this Indenture which pertain to the Notes.
          The Trustee shall hold in trust all money or Securities deposited with it pursuant to this Section 10.5 and shall apply the deposited money and the money derived from such Securities in accordance with this Indenture to the payment of principal of and Premium, if any, and interest on the Notes and, as applicable, other amounts.
          If the Trustee is unable to apply any money or Securities in accordance with this Section 10.5 by reason of any legal proceeding or any order or judgment of any court or Governmental Authority enjoining, restraining or otherwise prohibiting such application, the Corporation’s obligations under this Indenture and the Notes shall be revived and reinstated as though no money or Securities had been deposited pursuant to this Section 10.5 until such time as the Trustee is permitted to apply all such money or Securities in accordance with this Section 10.5, provided that if the Corporation has made any payment in respect of principal, Premium, if any, or interest on any Notes or, as applicable, other amounts because of the reinstatement of its obligations, the Corporation shall be subrogated to the rights of the Holders of such Notes to receive such payment from the money or Securities held by the Trustee.
ARTICLE 11
MEETINGS OF NOTEHOLDERS
11.1 Right to Convene Meetings
          The Trustee may at any time and from time to time convene a meeting of Noteholders, and the Trustee shall convene a meeting of Noteholders upon receipt of a request of the Corporation or a Noteholders’ Request and upon being funded and indemnified to its reasonable satisfaction by the Corporation or by the Noteholders signing such request against the costs which may be incurred in connection with the calling and holding of such meeting. If the Trustee fails within 30 days after receipt of any such request and such indemnity and funding to give notice convening a meeting, the Corporation or such Noteholders, as the case may be, may convene such meeting. Every such meeting shall be held in Toronto, Ontario, or at such other place as may be approved or determined by such of the Trustee, the Corporation or the Noteholders as convened the meeting in accordance with this Section 11.1.
11.2 Notices of Meetings
          Notice of a meeting of Noteholders shall be given to the Noteholders in the manner specified in Section 12.2 at least 21 days prior to the date of the meeting, and a copy of any notice sent by mail to Noteholders shall be sent by mail to the Trustee (unless the meeting has been called by it) and to the Corporation (unless the meeting has been called by it). A notice of a meeting of Noteholders shall state the time and place at which the meeting is to be held and shall state briefly the general nature of the business to be transacted thereat, and it shall not be necessary for any such notice to set out the terms of any resolution to be proposed or any of the provisions of this Article 11.
11.3 Chairman
          The Noteholders present in person or represented by proxy shall choose an individual present to be the chairman of the meeting.
11.4 Quorum
          Subject to the provisions of Section 11.12, the quorum for a meeting of Noteholders shall be the Holder or Holders, present in person or represented by proxy, of at least 25% of the aggregate principal amount of the Notes then outstanding. If a quorum is not present within 30 minutes from the time fixed for the holding of a meeting, the meeting, if convened by the Noteholders, shall be dissolved, but in any other case the meeting shall be adjourned to the same day in the next week (unless such day is not a Business Day, in which case it shall be adjourned to the next following Business Day thereafter) at the same time and place, and no notice shall be required to be given in respect of such adjourned meeting. At the adjourned meeting, the Noteholders present in person or represented by proxy shall constitute a quorum and may transact the business for which the meeting was originally convened notwithstanding that they may not represent at least 25% of the aggregate principal amount of the Notes then outstanding.
11.5 Power to Adjourn
          The chairman of a meeting at which a quorum of Noteholders is present may, with the consent of the Holder or Holders of a majority of the aggregate principal amount of the Notes present or represented thereat, adjourn such meeting, and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.

11.6 Show of Hands
          Except as otherwise provided in this Indenture, every resolution submitted to a meeting shall be decided by a majority of the votes cast on a show of hands, and unless a poll is duly demanded as herein provided, a declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact.
11.7 Poll
          On every resolution proposed to be passed as an Extraordinary Resolution and on any other resolution submitted to a meeting in respect of which the chairman of the meeting or one or more Noteholders or proxyholders for Noteholders holding at least Cdn$10,000 principal amount of Notes demands a poll, a poll shall be taken in such manner and either at once or after an adjournment as the chairman of the meeting shall direct.
11.8 Voting
          On a show of hands, every Person who is present and entitled to vote, whether as a Noteholder or as proxyholder for one or more Noteholders or both, shall have one vote. On a poll each Noteholder present in person or represented by a proxy duly appointed by an instrument in writing shall be entitled to one vote in respect of each Cdn$1,000 principal amount of Notes held by such Noteholder on the record date fixed for the meeting. A proxyholder need not be a Noteholder. In the case of joint Holders of a Note, any one of them present in person or represented by proxy at the meeting may vote in the absence of the other or others, but if more than one of them are present in person or represented by proxy, they shall vote together in respect of the Notes of which they are joint Holders. Subject to the provisions of Section 11.9, in the case of Notes held by a Person other than an individual, an officer or representative of such Person may vote the Notes held by it unless there shall be more than one officer or representative of such Person present at the meeting, and those officers or individuals present do not agree on how the Notes may be voted, in which case a written proxy shall be required to determine who may vote the Notes and how such Notes are to be voted.
11.9 Regulations
          The Trustee, or the Corporation with the approval of the Trustee, may from time to time make and from time to time vary such regulations as it shall from time to time think fit providing for or governing the following:
(a)	voting by proxy by Noteholders, the form of the instrument appointing a proxyholder (which shall be in writing) and the manner in which it may be executed, and the authority to be provided by any Person signing a proxy on behalf of a Noteholder;

(b)	the deposit of instruments appointing proxyholders at such place as the Trustee, the Corporation or the Noteholders convening the meeting, as the case may be, may, in the notice convening the meeting, direct and the time, if any, before the holding of the meeting or any adjournment thereof by which the same shall be deposited; and

(c)	the deposit of instruments appointing proxyholders at an approved place or places other than the place at which the meeting is to be held and enabling particulars of such instruments appointing proxyholders to be provided before the meeting to the Corporation or to the Trustee at the place at which the meeting is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting.
Any regulations so made shall be binding and effective and the votes given in accordance therewith shall be valid and shall be counted. Except as such regulations may provide, the only Persons who shall be recognized at a meeting as the Holders of any Notes, or as entitled to vote or be present at the meeting in respect thereof, shall be registered Noteholders and Persons whom registered Noteholders have by instrument in writing duly appointed as their proxyholders.
11.10 Corporation and Trustee May Be Represented
          The Corporation and the Trustee, by their respective officers, directors and employees, and the legal advisers of the Corporation and the Trustee may attend any meeting of the Noteholders, but shall have no voting rights.
11.11 Powers Exercisable by Noteholders by Extraordinary Resolution
          Subject to the provisions of Section 9.4 of this Indenture, the following powers of the Noteholders shall be exercisable from time to time only by Extraordinary Resolution:
(a)	power to sanction any modification, abrogation, alteration, compromise or arrangement of the rights of the Noteholders or any of them or, subject to the Trustee’s prior consent, the Trustee against the Corporation or against its property, whether such rights arise under this Indenture or the Notes or otherwise, provided that such sanctioned actions are not prejudicial to the Trustee;

(b)	power to assent to any modification of or change in or addition to or omission from the provisions contained in this Indenture which shall be agreed to by the Corporation and to authorize the Trustee to concur in and execute any Supplemental Indenture embodying any modification, change, addition or omission;

(c)	power to sanction any scheme for the reconstruction or reorganization of the Corporation or for the consolidation, amalgamation or merger of the Corporation with or into any other Person or for the sale, leasing, transfer or other disposition of the undertaking, property and assets of the Corporation or any part thereof, provided that no such sanction shall be necessary in respect of any transaction which is not subject to any restriction in Article 8;

(d)	power to direct or authorize the Trustee to exercise any power, right, remedy or authority given to it by this Indenture in any manner specified in any such

Extraordinary Resolution (subject to the Trustee being sufficiently funded and indemnified to its reasonable satisfaction) or to refrain from exercising any such power, right, remedy or authority;

(e)	power to waive and direct the Trustee to waive any Event of Default and to cancel any declaration made by the Trustee pursuant to Section 9.3 either unconditionally or upon any condition specified in such Extraordinary Resolution;

(f)	power to restrain any Noteholder from taking or instituting any suit, action or proceeding for the purpose of enforcing payment of the principal of, or interest or Premium, if any, on, any Notes or for the purpose of executing any trust or power hereunder;

(g)	power to direct any Noteholder who, as such, has brought any action, suit or proceeding to stay or discontinue or otherwise deal with the same upon payment, if the taking of such suit, action or proceeding shall have been permitted by Section 9.6, of the costs, charges and expenses reasonably and properly incurred by such Noteholder in connection therewith;

(h)	power to remove the Trustee at any time;

(i)	power to assent to any compromise or arrangement with any creditor or creditors or any class or classes of creditors, whether secured or otherwise, and with holders of any shares or other Securities of the Corporation; and

(j)	power to appoint a committee with power and authority (subject to such limitations, if any, as may be prescribed in the resolution) to exercise, and to direct the Trustee to exercise, on behalf of the Noteholders, such of the powers of the Noteholders as are exercisable by Extraordinary Resolution or otherwise as shall be included in the resolution appointing the committee. The resolution making such appointment may provide for payment of the expenses and disbursements of and compensation to such committee and the Trustee. Such committee shall consist of such number of individuals as shall be prescribed in the resolution appointing it and the members need not be Noteholders. Every such committee may elect its chairman and may make regulations respecting its quorum, the calling of its meetings, the filling of vacancies occurring in its number and its procedure generally. Such regulations may provide that the committee may act at a meeting at which a quorum is present or may act by minutes signed by the number of members thereof necessary to constitute a quorum. All acts of any such committee within the authority delegated to it shall be binding upon all Noteholders. Neither the committee nor any member thereof nor the Trustee shall be liable for any loss arising from or in connection with any action taken or omitted to be taken by them in good faith;

(k)	reduce the principal amount at maturity of, extend the fixed maturity of, or alter the redemption provisions of, the Notes;

(l)	change the currency in which the Notes or any Premium, if any, or interest thereon is payable;

(m)	reduce the percentage in principal amount at maturity outstanding of the Notes that must consent to an amendment, supplement or waiver or consent to take any action under this Indenture or the Notes;

(n)	impair the right to institute suit for the enforcement of any payment on or with respect to the Notes;

(o)	waive a default in payment with respect to the Notes;

(p)	reduce the rate or extend the time for payment of interest on the Notes;

(q)	affect the ranking of the Notes in a manner adverse to the Holder of the Notes; or

(r)	make any changes to this Indenture or the Notes that could result in the Corporation being required to make any withholding or deduction from payments made under or with respect to the Notes.
Except as otherwise provided in this Indenture, all other powers of and matters to be determined by the Noteholders may be exercised or determined from time to time by Ordinary Resolution.
11.12 Meaning of Ordinary Resolution
          The expression “Ordinary Resolution” when used in this Indenture means, except as otherwise provided in this Indenture, a resolution proposed to be passed as an ordinary resolution at a meeting of Noteholders, as the case may be, duly convened for the purpose and held in accordance with the provisions of this Article 11 at which a quorum of Noteholders is present and passed by the affirmative votes of Noteholders present in person or represented by proxy at the meeting who hold more than 50% of the aggregate principal amount of the Notes voted in respect of such resolution.
11.13 Meaning of Extraordinary Resolution
          The expression “Extraordinary Resolution” when used in this Indenture means, except as otherwise provided in this Indenture, a resolution proposed to be passed as an extraordinary resolution at a meeting of Noteholders, duly convened for the purpose and held in accordance with the provisions of this Section at which the Holders of at least 25% of the aggregate principal amount of the Notes then outstanding are present in person or represented by proxy and passed by the affirmative votes of Noteholders present in person or represented by proxy at the meeting who hold not less than 66 2/3% of the aggregate principal amount of the Notes voted in respect of such resolution.
          If, at any such meeting, the Holders of at least 25% of the aggregate principal amount of the Notes then outstanding are not present in person or represented by proxy within 30 minutes after the time appointed for the meeting, then the meeting, if convened by or on the requisition of Noteholders, shall be dissolved, but in any other case the meeting shall stand adjourned to such date, being not less than 21 nor more than 60 days later, and to such place and time as may be appointed by the chairman of the meeting. Notice of the time and place that such adjourned meeting is to be reconvened shall be given to the Noteholders in the manner specified in Section 12.2 at least 10 days prior to the date the adjourned meeting is to be reconvened. Such notice shall state that at the adjourned meeting the Noteholders present in person or represented by proxy shall constitute a quorum, but it shall not be necessary to set forth the purposes for which the meeting was originally called or any other particulars. At the adjourned meeting, the Noteholders present in person or represented by proxy shall constitute a quorum and may transact the business for which the meeting was originally convened, and a resolution proposed to be passed as an extraordinary resolution at such adjourned meeting and passed by the requisite vote as provided in this Section 11.13 shall be an Extraordinary Resolution within the meaning of this Indenture, notwithstanding that the Holders of at least 25% of the aggregate principal amount of the Notes then outstanding are not present in person or represented by proxy at such adjourned meeting.
11.14 Powers Cumulative
          Any one or more of the powers or any combination of the powers in this Indenture stated to be exercisable by the Noteholders may be exercised from time to time, and the exercise of any one or more of such powers or any combination of powers from time to time shall not be deemed to exhaust the rights of the Noteholders to exercise the same or any other such power or powers or combination of powers thereafter from time to time.
11.15 Minutes
          Minutes of all resolutions and proceedings at every meeting of Noteholders shall be made and duly entered in books to be from time to time provided for that purpose by the Trustee at the expense of the Corporation, and any such minutes, if signed by the chairman of the meeting at which such resolutions were passed or proceedings had, or by the chairman of the next succeeding meeting of the Noteholders, shall be prima facie evidence of the matters therein stated and, unless the contrary is proved, every such meeting, in respect of the proceedings of which minutes shall have been made, shall be deemed to have been duly held and convened, and all resolutions passed thereat or proceedings had shall be deemed to have been duly passed and had.
11.16 Instruments in Writing
          All actions which may be taken and all powers which may be exercised by the Noteholders at a meeting held as provided in this Article 11 may also be taken and exercised by an instrument in writing signed in one or more counterparts by the Holders of more than 50%, in the case of an Ordinary Resolution, or not less than 66 2/3%, in the case of an Extraordinary Resolution, of the aggregate outstanding principal amount of the Notes, and the expressions “Ordinary Resolution” and “Extraordinary Resolution” when used in this Indenture shall include any instrument so signed.

11.17 Binding Effect of Resolutions
          Every resolution passed in accordance with the provisions of this Article 11 at a meeting of Noteholders shall be binding upon all the Noteholders, whether present at or absent from such meeting, and every instrument in writing signed by Noteholders in accordance with Section 11.16 shall be binding upon all the Noteholders, whether signatories thereto or not, and each and every Noteholder and the Trustee (subject to the provisions for its remuneration, indemnification and protection herein contained) shall be bound to give effect accordingly to every such resolution and instrument in writing.
11.18 Record Dates
          If the Corporation shall solicit from the Holders any request, demand, authorization, direction, notice, consent, waiver or other action, the Corporation may, at its option, by or pursuant to a Certified Resolution, fix in advance a record date for the determination of such Holders entitled to provide such request, demand, authorization, direction, notice, consent, waiver or other action, but the Corporation shall have no obligation to do so. Any such record date shall be the record date specified in or pursuant to such Certified Resolution.
          If such a record date is fixed, such request, demand, authorization, direction, notice, consent, waiver or other action may be given before or after such record date, but only the Holders of record at the close of business on such record date shall be deemed to be Holders for the purposes of determining whether Holders of the requisite proportion of Notes then outstanding have authorized or agreed or consented to such request, demand, authorization, direction, notice, consent, waiver or other Act, and for this purpose the Notes then outstanding shall be computed as of such record date.
ARTICLE 12
NOTICES
12.1 Notice to the Corporation
          Any notice to the Corporation under the provisions hereof shall be valid and effective if delivered to the Chief Financial Officer of the Corporation or if sent by facsimile transmission (with receipt confirmed) to the attention of the Chief Financial Officer of the Corporation at Jaguar Mining Inc., 48 Pleasant Street, Concord, NH 03301, fax: (603) 228-8045, and shall be deemed to have been validly given at the time of delivery or transmission if it is received prior to 4:00 p.m. (Toronto time) on a Business Day, failing which it shall be deemed to have been given on the next Business Day. The Corporation may from time to time notify the Trustee of a change in address or facsimile number which thereafter, until changed by like notice, shall be the address or facsimile number of the Corporation for all purposes of this Indenture.
12.2 Notice to Noteholders
          Unless otherwise expressly provided in this Indenture, any notice to Noteholders under the provisions hereof shall be valid and effective if it is delivered, sent by electronic communication or mailed postage prepaid, addressed to such Noteholders, at their addresses or electronic communication numbers, if any, appearing in the Register and, subject as provided in this Section 12.2, shall be deemed to have been received at the time of delivery or sending by electronic communication or on the second Business Day after the day on which it was mailed. Any notice made by delivery or sent by electronic communication on a day other than a Business Day, or after 4:00 p.m. (Toronto time) on a Business Day, shall be deemed to be received on the next following Business Day. All notices to joint Holders of any Notes may be given to whichever one of the Holders thereof is named first in the Register, and any notice so given shall be sufficient notice to all holders of such Note. In the event of a postal disruption, notice to Noteholders shall be given or sent by other appropriate means.
12.3 Notice to the Trustee
          Any notice to the Trustee under the provisions hereof shall be valid and effective if delivered to the Trustee at 100 University Avenue, 9th Floor, North Tower, Toronto, ON, M5J 2Y1, or if sent by facsimile transmission (with receipt confirmed) to fax: 416-981-9777, attention: Manager, Corporate Trust, and shall be deemed to have been validly given at the time of delivery or transmission if it is received prior to 4:00 p.m. (Toronto time) on a Business Day, failing which it shall be deemed to have been given on the next Business Day. The Trustee may from time to time notify the Corporation of a change in address or facsimile number which thereafter, until changed by like notice, shall be the address or facsimile number of the Trustee for all purposes of this Indenture.
12.4 When Publication Required
          If at any time a notice is required by this Indenture to be published, the Corporation shall be required to publish such notice in the national edition of The Globe and Mail or any other daily newspaper of national circulation in Canada.
12.5 Waiver of Notice
          Any notice provided for in this Indenture may be waived in writing by the Person entitled to receive such notice, either before or after the event, and such waiver shall be the equivalent of such notice. Waivers of notice by Noteholders shall be filed with the Trustee, but such filing shall not be a condition precedent to the validity of any action taken in reliance upon such waivers.
ARTICLE 13
CONCERNING THE TRUSTEE
13.1 Corporate Trustee Required Eligibility
          The Trustee shall at all times be a corporation organized under the laws of Canada or any province thereof and represents to the Corporation that at the date of execution and delivery by it of this Indenture, it is duly authorized and qualified to carry on the business of a trust company in each of the provinces and territories of Canada. If at any time the Trustee shall cease to be eligible in accordance with this Article 13, it shall resign immediately in the manner and with the effect hereinafter specified in this Article 13.

13.2 Certain Duties and Responsibilities of Trustee
          In the exercise of the rights, powers and duties prescribed or conferred by the terms of this Indenture, the Trustee shall act honestly and in good faith and exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances, and shall duly observe and comply with the provisions of any legislation and regulations which relate to the functions or role of the Trustee as a fiduciary hereunder. The duties and obligations of the Trustee shall be determined solely by the provisions hereof and, accordingly, the Trustee shall not be responsible except for the performance of such duties and obligations as they have undertaken herein. None of the provisions of this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers nor shall the Trustee be so compelled pursuant to any provisions contained in this Indenture.
          The Trustee, upon the occurrence or at any time during the continuance of any act, action or proceeding, may require the Noteholders at whose instance it is acting to deposit with it any Notes held by them, for which Notes the Trustee shall issue receipts.
          Notwithstanding any other provisions of this Indenture to the contrary, every provision of this Indenture that by its terms relieves the Trustee of liability or entitles the Trustee to rely or act upon any evidence submitted to it is subject to the provisions of applicable legislation, this Section 13.2 and Section 13.3.
          No provision of this Indenture shall operate to confer any obligation, duty or power on the Trustee in any jurisdiction in which it does not have the legal capacity required to assume, hold or carry out such obligation, duty or power. For the purposes of this Section 13.2, legal capacity includes, without limitation, the capacity to act as a fiduciary in such jurisdiction.
13.3 No Conflict of Interest
          (a) The Trustee represents to the Corporation that at the date of the execution and delivery of this Indenture there exists no material conflict of interest in the Trustee’s role as a fiduciary hereunder. If at any time a material conflict of interest exists in respect of the Trustee’s role as a fiduciary under this Indenture that is not eliminated within 90 days after the Trustee becomes aware that such a material conflict of interest exists, the Trustee shall resign from the trusts under this Indenture by giving notice in writing of such resignation and the nature of such conflict to the Corporation at least 21 days prior to the date upon which such resignation is to take effect, and shall on such date be discharged from all further duties and liabilities hereunder. The validity and enforceability of this Indenture and any Notes shall not be affected in any manner whatsoever by reason only of the existence of a material conflict of interest of the Trustee.
          (b) If at any time the Trustee fails to comply with the provisions of Section 13.3(a), the Trustee shall within 10 days after the expiration of the 90-day period referred to therein, transmit notice of such failure to the Holders in the manner provided for notices to the Holders in Section 12.2.

13.4 Conditions Precedent to Trustee’s Obligation to Act
          The Trustee shall not be bound to give any notice or take any action or proceeding unless it is required to do so under the terms of this Indenture. The Trustee shall not be required to take notice of an Event of Default under this Indenture, other than in respect of payment of any money required by any provision of this Indenture to be paid to it, unless and until the Trustee is notified in writing of such Event of Default by any Noteholder or the Corporation, of such Event of Default. In the absence of such written notice the Trustee may for all purposes of this Indenture assume that no Event of Default has occurred.
          The obligation of the Trustee to commence or continue any act, action or proceeding under this Indenture shall be conditional upon its receipt of the following:
(a)	an Extraordinary Resolution, Ordinary Resolution, Noteholders’ Request, requisition in writing, or such other notice or direction as is required pursuant to this Indenture, specifying the action or proceeding which the Trustee is requested, directed or authorized to take;

(b)	sufficient funds to commence or continue such act, action or proceeding; and

(c)	an indemnity satisfactory to the Trustee to protect and hold harmless the Trustee against the costs, charges, expenses and liabilities to be incurred thereby and any loss and damages it may suffer by reason thereof.
13.5 Resignation and Removal; Appointment of Successor
     (a) No resignation or removal of the Trustee and no appointment of a successor Trustee pursuant to this Section 13.5 shall become effective until the acceptance of appointment by the successor Trustee under Section 13.6.
     (b) The Trustee may resign at any time by giving to the Corporation 60 days’ written notice thereof or such shorter notice as the Corporation may accept. If an instrument of acceptance by a successor Trustee shall not have been delivered to the resigning Trustee within 30 days after the giving of such notice of resignation, the resigning Trustee may petition any court of competent jurisdiction for the appointment of a successor Trustee.
     (c) The Trustee may be removed at any time by an Extraordinary Resolution of the Noteholders.
     (d) If at any time:
(i)	the Trustee shall fail to comply with the provisions of Section 13.3, or

(ii)	the Trustee shall cease to be eligible under Section 13.1 and shall fail to resign after written request therefor by the Corporation or by any Holder who has been a bona fide Noteholder for at least six months, or

(iii)	the Trustee shall become incapable of acting or shall be adjudged as bankrupt or insolvent, or a receiver of the Trustee or of its property shall be appointed or any public officer shall take charge or control of the Trustee or of its property or affairs for the purpose of rehabilitation, conservation or liquidation, then, in any case,
(A)	the Corporation by a Certified Resolution may remove the Trustee, or

(B)	in the case of clause (i) above, a Noteholder and any other interested party, and in the case of clauses (ii) and (iii) above, any Noteholder may, on behalf of himself and all others similarly situated, petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor Trustee.
     (e) If the Trustee shall resign, be removed or become incapable of acting, or if a vacancy shall occur in the office of the Trustee for any cause, the Corporation, by a Certified Resolution, shall promptly appoint a successor Trustee. If, within one year after such resignation, removal or incapability, or the occurrence of such vacancy, a successor Trustee shall be appointed by Ordinary Resolution of the Noteholders, the successor Trustee so appointed shall, forthwith upon its acceptance of such appointment in accordance with Section 13.6, become the successor Trustee and supersede the successor Trustee appointed by the Corporation. If no successor Trustee shall have been so appointed by the Corporation or the Holders of the Notes and so accepted such appointment, a Noteholder may on behalf of himself and all others similarly situated, petition any court of competent jurisdiction for the appointment of a successor Trustee. Any successor Trustee appointed under any provision of this Section 13.5 shall be a corporation authorized to carry on the business of a trust company in all of the provinces and territories of Canada.
     (f) The Corporation shall give notice of each resignation and each removal of the Trustee and each appointment of a successor Trustee by mailing written notice of such event by registered mail, postage prepaid, to the Noteholders as their names and addresses appear in the Register. Alternatively, the Corporation may give such notice pursuant to a bulletin issued by CDS. Each notice shall include the name of the successor Trustee and the address of its Corporate Trust Office.
13.6 Acceptance of Appointment by Successor
          Every successor Trustee appointed hereunder shall execute, acknowledge and deliver to the Corporation and to the retiring Trustee an instrument accepting such appointment, and thereupon the resignation or removal of the retiring Trustee shall become effective and such successor Trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the retiring Trustee; but, upon written request of the Corporation or the successor Trustee, such retiring Trustee shall, upon payment of all amounts due it under Section 8.5, execute and deliver an instrument transferring to such successor Trustee all the rights, powers and trusts of the retiring Trustee, and shall duly assign, transfer and deliver to such successor Trustee all property and money held by such retiring Trustee hereunder subject to the claim provided for in Section 8.5. Upon request of any such successor Trustee, acting reasonably, the Corporation shall execute any and all deeds, conveyances or instruments for more fully and certainly vesting in and confirming to it such rights, powers and trusts.
          No successor Trustee shall accept its appointment unless at the time of such acceptance such successor Trustee shall be qualified and eligible under this Article 13.
13.7 Trustee May Deal in Notes
          The Trustee may buy, sell, lend upon and deal in the Notes and generally contract and enter into financial transactions with the Corporation or otherwise, without being liable to account for any profits made thereby.
13.8 No Person Dealing with Trustee Need Inquire
          No Person dealing with the Trustee shall be required to inquire as to whether the powers that the Trustee is purporting to exercise have become exercisable, or whether any amount remains due upon the Notes or to see to the application of any amount paid to the Trustee.
13.9 Investment of Money Held by Trustee
          Unless otherwise provided in this Indenture (including the provisions of Section 13.5), any funds held by the Trustee under the trusts of this Indenture shall be deposited in a trust account in the name of the Trustee, (i) in any Canadian chartered bank at the rate of interest (if any) then current on similar deposits, or (ii) in the deposit department of the Trustee at the Trustee’s prevailing rate for all monies held by it as may change from time to time, which account shall be interest-bearing unless otherwise agreed by the Corporation. Upon the written direction of the Corporation, the Trustee shall invest such funds in Authorized Investments in its name and in accordance with such direction. Any direction by the Corporation to the Trustee as to the investment of funds shall be in writing and shall be provided to the Trustee not later than 9:00 a.m. (Toronto time) on the Business Day on which the investment is to be made. Any such direction received by the Trustee after 9:00 a.m. (Toronto time) or received on a day which is not a Business Day shall be deemed to have been given prior to 9:00 a.m. (Toronto time) on the next Business Day. The Trustee shall not be held liable for any losses incurred in the investment of any funds in Authorized Investments.
          All interest or other income received by the Trustee in respect of any investment or deposit made pursuant to the provisions of this Section 13.9 shall belong to the Corporation, and unless and until the Trustee shall have declared the principal of and Premium, if any, and interest on the Notes to be due and payable, the Trustee shall pay over to the Corporation all such interest and other income forthwith upon receipt thereof by the Trustee

13.10 Trustee Not Required to Give Security
          The Trustee shall not be required to give any bond or security in respect of the execution of the trusts and powers of this Indenture or otherwise in respect of this Indenture.
13.11 Trustee Not Required to Possess Notes
          All rights of action under this Indenture may be enforced by the Trustee without the possession of any of the Notes or the production thereof on any trial or other proceedings relative thereto.
13.12 Evidence of Compliance
          The Corporation shall furnish to the Trustee forthwith evidence of compliance with the conditions specified in this Indenture relating to the issue, certification, authentication and delivery of Notes hereunder, the satisfaction and discharge of this Indenture or the taking of any other action to be taken by the Trustee at the request of or on the application of the Corporation. Such evidence shall consist of:
(a)	an Officer’s Certificate addressed to the Trustee stating that such conditions have been complied with in accordance with the terms of this Indenture; and

(b)	in the case of conditions, compliance with which are by this Indenture subject to review or examination by Corporation Counsel, an opinion of Corporation Counsel addressed to the Trustee that such conditions have been complied with in accordance with the terms of this Indenture, including any statements required by Applicable Law.
13.13 Form of Evidence
          Evidence furnished to the Trustee, which relates to a matter other than the issue, certification and delivery of Notes or the satisfaction and discharge of this Indenture or the compliance with a particular term of the Indenture which specifies more particularly the nature of evidence required for compliance, may consist of or otherwise be in accordance with a report or opinion of any solicitor, auditor, accountant, engineer or appraiser or any other Person whose qualifications give authority to a statement made by such Person, but if such report or opinion is furnished by a Director, officer or employee of the Corporation it shall be in the form of a statutory declaration or a certificate.
          Evidence furnished to the Trustee pursuant to Section 13.12 or this Section 13.13 shall include:
(a)	a statement by the Person giving the evidence declaring that such Person has read and understands the provisions hereof relating to the conditions precedent with respect to compliance with which such evidence is being given;

(b)	a statement describing the nature and scope of the examination or investigation upon which the statements or opinions contained in the evidence are based;

(c)	a statement declaring that, in the belief of the Person giving the evidence, such Person has made such examination or investigation as is necessary to enable such Person to make the statements or give the opinions contained or expressed therein; and

(d)	a statement permitting and acknowledging reliance thereon by Holders.
13.14 Certain Rights of Trustee
          Subject to the provisions of Section 13.2,
(a)	the Trustee may conclusively act and rely as to the truth of the statements and correctness of the opinions expressed in, shall not be bound to make any investigation into the facts or matters of, and shall be fully protected in acting or relying or refraining from acting upon, any resolution, certificate, statement, statutory declaration, instrument, opinion, report, notice, request, direction, consent, order, bond, Note, note, other evidence of indebtedness or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties;

(b)	any request or order of the Corporation shall be sufficiently evidenced by a request or order in writing and signed by any officer of the Corporation, any resolution of the Directors shall be sufficiently evidenced by a Certified Resolution, and the Trustee may conclusively act and rely on any such request, order or Certified Resolution;

(c)	whenever in the administration of this Indenture the Trustee shall deem it desirable that a matter be proved or established prior to taking, suffering or omitting any action hereunder, the Trustee (unless other evidence is herein specifically prescribed) may, in the absence of bad faith on its part, rely and act upon an Officer’s Certificate;

(d)	the Trustee at the expense of the Corporation may consult with Trustee Counsel and such other experts and advisers as the Trustee believes are necessary to enable it to determine and discharge its duties hereunder, and the advice or opinion of the Trustee Counsel, experts or advisers shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon; and

(e)	the Trustee shall not be under any obligation to exercise any of the rights or powers vested in it by this Indenture at the request or direction of any of the Noteholders pursuant to this Indenture unless such Noteholders shall have offered to the Trustee sufficient funding and indemnity against the costs, expenses and liabilities which might be incurred by it in compliance with such request or direction, and provisions of this Indenture relating to the conduct or affecting the liability of or affording protection to the Trustee shall be subject to the provisions of this Section 13.14(e).

13.15 Merger, Conversion, Consolidation or Succession to Business
          Any corporation into which the Trustee may be merged or with which it may be amalgamated or consolidated, or any corporation resulting from any merger, amalgamation or consolidation to which the Trustee shall be a party, or any corporation succeeding to all or substantially all the corporate trust business of the Trustee, shall be the successor of the Trustee hereunder, provided such corporation shall be otherwise qualified and eligible under this Article 13, without the need for execution or filing of any specific instrument or any further act on the part of any of the parties hereto to evidence same.
13.16 Action by Trustee to Protect Interests
          The Trustee shall have power to institute and maintain such actions and proceedings as it may consider necessary or expedient to preserve, protect or enforce its interests and the interests of the Noteholders.
13.17 Protection of Trustee
     (a) The Corporation hereby indemnifies and saves harmless the Trustee and its directors, officers, employees and agents (each in this paragraph, an “Indemnified Persons”) from and against all claims, demands, losses, actions, causes of action, costs, charges, expenses, damages, taxes (other than income or capital taxes), penalties and liabilities whatsoever brought against or incurred by the Trustee (collectively in this paragraph, “Claims”) which it may suffer or incur as a result of or arising in connection with the performance of its duties and obligations under this Indenture, including any and all legal fees and disbursements of whatever kind or nature, except that no Indemnified Person shall be entitled to indemnification in respect of a Claim resulting from the gross negligence, fraud, wilful misconduct, or the failure of the Trustee to perform its obligations in accordance with Section 13.2. This indemnity shall survive the removal or resignation of the Trustee under this Indenture and the termination of this Indenture.
     (b) The Trustee shall not be liable for or by reason of any statements of fact in this Indenture or in the Notes (except for the representations contained in Section 13.3 and in the certificate of the Trustee on the Notes) or required to verify such statements, and all such statements are and shall be deemed to be made by the Corporation.
     (c) The Trustee shall not be bound to give notice to any Person of the execution of this Indenture.
     (d) The Trustee shall not incur any liability or responsibility whatever or in any way be responsible for the consequence of any breach on the part of the Corporation of any of the covenants contained in this Indenture or in any Notes or of any acts of the agents or employees of the Corporation.
     (e) Neither the Trustee nor any Affiliate of the Trustee shall be appointed a receiver or receiver and manager or liquidator of all or any part of the assets or undertaking of the Corporation.

     (f) Nothing in this Indenture shall impose on the Trustee any obligation to see to, or to require evidence of, the registration or filing (or renewal thereof) of this Indenture or any instrument ancillary or supplemental to this Indenture in any jurisdiction.
     (g) The Trustee shall not:
(i)	be responsible or liable for any debts contracted by it, for damages to persons or property, for salaries, or for non-fulfilment of contracts in any period during which the Trustee is managing or in possession of assets of the Corporation;

(ii)	be liable to account as mortgagee in possession or for anything other than actual receipts or be liable for any loss on realization or for any default or omission for which a mortgagee in possession may be liable;

(iii)	be bound to do, observe or perform or to see to the observance of performance by the Corporation of any obligations or covenants imposed upon the Corporation; or

(iv)	in the case of any chattel paper, security or instrument, be obligated to preserve rights against any other Persons, and the Corporation waives any provision of Applicable Law permitted to be waived by it which imposes higher or greater obligations upon the Trustee.
     (h) The Trustee shall not be responsible or liable in any manner whatever for the sufficiency, correctness, genuineness or validity of any security deposited with it.
     (i) The Trustee shall not incur any liability with respect to the delivery or non-delivery of any certificate or certificates whether delivered by hand, mail or any other means.
     (j) The Trustee shall not be responsible for ensuring that the proceeds from the sale of Notes are used in a manner contemplated by any prospectus pursuant to which such Notes were offered or sold.
13.18 Trustee Not Liable in Respect of Depository
          The Trustee shall not have any liability whatsoever for:
(a)	any aspect of the records relating to or payments made on account of beneficial ownership interests in the Notes held by and registered in the name of a Depository or any BEO Participant;

(b)	maintaining, supervising or reviewing any records relating to such beneficial ownership interests; or

(c)	any advice or representation made or given by or with respect to a Depository and made or given herein with respect to rules of such Depository or any action to be taken by a Depository or at the direction of a BEO Participant.
13.19 Trustee Appointed Attorney
          The Corporation hereby irrevocably appoints the Trustee to be the attorney of the Corporation in the name and on behalf of the Corporation to execute any documents and to do any acts and things which the Corporation ought to execute and do, and has not executed or done, under the covenants and provisions contained in this Indenture and generally to use the name of the Corporation in the exercise of all or any of the powers hereby conferred on the Trustee, with full powers of substitution and revocation.
13.20 Acceptance of Trusts
          The Trustee hereby accepts the trusts in this Indenture declared and provided for and agrees to perform the same upon the terms and conditions set forth in this Indenture and in trust for the Noteholders from time to time, subject to the terms and conditions of this Indenture.
13.21 No Liability for Certain Deposited Monies
          The Trustee will bear no liability for monies deposited other than with the Trustee. The Trustee will disburse monies according to this Indenture only to the extent that monies have been deposited with it.
13.22 Third Party Interests
          Each party to this Indenture hereby represents to the Trustee that any account to be opened by, or interest to held by, the Trustee in connection with this Indenture, for or to the credit of such party, either (i) is not intended to be used by or on behalf of any third party; or (ii) is intended to be used by or on behalf of a third party, in which case such party hereto agrees to complete and execute forthwith a declaration in the Trustee’s prescribed form as to the particulars of such third party.
13.23 Trustee Not Bound to Act
          The Trustee shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Trustee, in its sole judgment, determines that such act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline. Further, should the Trustee, in its sole judgment, determine at any time that its acting under this Indenture has resulted in its being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on 10 days’ written notice to the other parties to this Indenture, provided (i) that the Trustee’s written notice shall describe the circumstances of such non-compliance; and (ii) that if such circumstances are rectified to the Trustee’s satisfaction within such 10-day period, then such resignation shall not be effective.

13.24 Privacy Laws
          The parties acknowledge that federal and/or provincial legislation that addresses the protection of individuals’ personal information (collectively, “Privacy Laws”) applies to obligations and activities under this Indenture. Despite any other provision of this Indenture, neither party shall take or direct any action that would contravene, or cause the other to contravene, applicable Privacy Laws. The Corporation shall, prior to transferring or causing to be transferred personal information to the Trustee, obtain and retain required consents of the relevant individuals to the collection, use and disclosure of their personal information, or shall have determined that such consents either have previously been given upon which the parties can rely or are not required under the Privacy Laws. The Trustee shall use commercially reasonable efforts to ensure that its services hereunder comply with Privacy Laws.
ARTICLE 14
SECURITY
14.1 Corporation’s Security
          To secure the due payment of all Note Indebtedness, and the performance by the Corporation of its obligations contained in the Indenture Documents to which it is a party, on the Closing Date the Corporation shall execute and deliver to the Trustee, for the benefit of the Noteholders, the Quota Pledge Agreement and shall grant a lien in the Pledged Shares.
14.2 Permitted Reorganization
     (a) Notwithstanding any other provision of this Agreement, nothing in this Agreement shall prevent the Corporation from completing, and the Corporation shall be entitled to complete, a reorganization (a “Permitted Reorganization”) of the Corporation and its assets, including its interests in MSOL, as a result of which all of the assets and liabilities related to the Paciência Project and the Caeté Project (and no other material assets or liabilities) will be held by a direct or indirect wholly-owned subsidiary of the Corporation incorporated under the laws of Brazil. Immediately following completion of such Permitted Reorganization, the company that holds all of the assets and liabilities related to the Paciência Project and the Caeté Project (and no other material liabilities) will be Pledgeco for purposes of this Indenture.
     (b) In connection with any Permitted Reorganization:
(i)	immediately prior to such Permitted Reorganization, the Trustee shall terminate the Quota Pledge Agreement and the security interest in the quotas of MSOL Shares granted to the Trustee, for the benefit of the Noteholders, shall be released;

(ii)	immediately following such Permitted Reorganization, the Corporation shall execute and deliver to the Trustee, for the benefit of the Noteholders, a Quota Pledge Agreement, substantially in the form and on the terms of the Quota Pledge Agreement, and shall grant a lien in the quotas of Pledgeco (after the Permitted Reorganization); and

(iii)	immediately following such Permitted Reorganization, the Corporation shall provide to the Trustee an opinion of counsel in Brazil to the effect that (1) Pledgeco (after the Permitted Reorganization) is a direct or indirect wholly-owned subsidiary of the Corporation, (2) Pledgeco (after the Permitted Reorganization) holds all of the Corporation’s assets and liabilities related to the Paciência Project and the Caete Project (and no other material assets or liabilities), (3) the pledge of the Pledged Shares pursuant to the Quota Pledge Agreement will constitute a valid, registered security interest in the Pledged Shares, free and clear of all Liens other than Permitted Encumbrances, and (4) such Pledged Shares constitute all of the issued and outstanding quotas of Pledgeco.
14.3 Registration of the Security
          The Corporation shall, at its expense, register, file or record or give notice of (or cause to be registered, filed, recorded or given notice of) the Quota Pledge Agreement at the competent Registry of Deeds and Documents and any other registration required by law. Such registration, filing or recording is reasonably necessary or of reasonable advantage to the creation, perfection and preserving of the security constituted thereby including. The Corporation shall (at the expense of the Corporation) renew or cause to be renewed such registrations, filings and recordings from time to time as and when required to keep them in full force and effect until the Maturity Date. The Trustee shall have the right to amend any such registrations, filings or recordings to reflect any changes in Applicable Law, whether arising as a result of statutory amendments, court decisions or otherwise, in order to confer upon the Trustee (for the benefit of the Noteholders) the Liens intended to be created thereby, except that in no event shall the Trustee effect any such amendment if the result thereof would be to grant the Trustee or the Noteholders greater rights than is otherwise contemplated herein.
14.4 After Acquired Property and Further Assurances
          The Corporation shall, from time to time, upon the request of the Trustee (as directed by an Ordinary Resolution), execute and deliver all such further deeds or other instruments of conveyance, assignment, transfer, mortgage, pledge or charge as may be required to ensure that any additional quotas of Pledgeco acquired by the Corporation after the date hereof are subject to the security interests created pursuant to the Quota Pledge Agreement in the manner contemplated hereby.
14.5 Partial Discharges
          Upon the sale or transfer of any assets permitted under this Indenture, the Trustee shall, at the request and expense of the Corporation, execute and deliver to the Corporation such deeds or other instruments as may be necessary to release such asset from the Liens created by the Quota Pledge Agreement provided that such deeds or other instruments are in form and substance satisfactory to the Trustee and the Trustee Counsel, both acting reasonably.

ARTICLE 15
SUPPLEMENTAL INDENTURES
15.1 Supplemental Indentures
          From time to time the Trustee and, when authorized by a resolution of its Directors, the Corporation may, without the consent of any Noteholder, and they shall when required by this Indenture, execute, acknowledge and deliver by their proper officers Supplemental Indentures, which thereafter shall form part of this Indenture, for any one or more of the following purposes:
(a)	adding to the covenants of the Corporation herein contained for the protection of the Noteholders or providing for Events of Default in addition to those herein specified;

(b)	making such provisions not inconsistent with this Indenture as may be necessary or desirable with respect to matters or questions arising hereunder, including the making of any modifications in the form of the Notes which do not affect the substance thereof and which it may be expedient to make, provided that such provisions and modifications will not adversely affect the interests of the Noteholders;

(c)	evidencing the succession, or successive successions, of successors to the Corporation and the covenants of and obligations assumed by any such successor in accordance with the provisions of this Indenture; and

(d)	giving effect to any Extraordinary Resolution or Ordinary Resolution.
The Trustee may also, without the consent or concurrence of the Noteholders, by Supplemental Indenture or otherwise, concur with the Corporation in making any changes or corrections in this Indenture or in any Supplemental Note which it shall have been advised by Trustee Counsel are required for the purpose of curing or correcting any ambiguity or defective or inconsistent provision or omission or mistake or manifest error contained herein or in any Supplemental Indenture, provided that the rights of the Noteholders are in no way adversely affected thereby.
15.2 Effect of Supplemental Indentures
          Upon the execution of any Supplemental Indenture relating to some or all Notes, this Indenture shall be modified in accordance therewith, such Supplemental Indenture shall form a part of this Indenture for all purposes in relation to such Notes, and every Holder of such Notes shall be bound thereby. Any Supplemental Indenture providing for the issue of Notes may contain terms which add to, modify or negate any of the terms contained in this Indenture in relation to the Notes to be so issued, and to the extent that there is any difference between the terms of this Indenture and the terms contained in a Supplemental Indenture, the terms contained in the Supplemental Indenture shall be applicable to the Notes unless otherwise indicated in such Supplemental Indenture; provided that no provision in a Supplemental Indenture shall adversely affect the rights of holders of Notes.

15.3 Execution of Supplemental Indentures
          In executing, or accepting the additional trusts created by, any Supplemental Indenture permitted by this Indenture or the modifications thereby of the trusts created by this Indenture, the Trustee shall be entitled to receive, and shall be fully protected in acting and relying upon, an opinion of Corporation Counsel stating that the execution of such Supplemental Indenture is authorized or permitted by this Indenture. The Trustee may, but shall not be obligated to, enter into any such Supplemental Indenture which affects the Trustee’s own rights, duties or immunities under this Indenture or otherwise.
ARTICLE 16
EVIDENCE OF RIGHTS OF NOTEHOLDERS
16.1 Evidence of Rights of Noteholders
          Any instrument which this Indenture may require or permit to be signed or executed by the Noteholders may be in any number of concurrent instruments of similar tenor and may be signed or executed by such Noteholders in person or by attorney duly appointed in writing. Proof of the execution of any such instrument, or of a writing appointing any such attorney or of the holding by any Person of Notes shall be sufficient for any purpose of this Indenture if the fact and date of the execution by any Person of such instrument or writing are proved by the certificate of any notary public or other officer authorized to take acknowledgements of deeds to be recorded at the place at which such certificate is made that the Person signing such request or other instrument or writing acknowledged to him the execution thereof, or by an affidavit of a witness of such execution, or in any other manner which the Trustee may consider adequate.
          The Trustee may, nevertheless, in its discretion, require further proof when it deems further proof desirable or may accept such other proof as it shall consider proper.
          The ownership of Notes shall be proved by the Register as herein provided.
ARTICLE 17
EXECUTION AND FORMAL DATE
17.1 Counterpart Execution
          This Indenture may be executed in several counterparts, each of which when so executed shall be deemed to be an original, and such counterparts together shall constitute one and the same instrument.
17.2 Formal Date
          For the purpose of convenience, this Indenture may be referred to as bearing the formal date of March 22, 2007, irrespective of the actual date of execution hereof.
[SIGNATURE PAGE FOLLOWS]

          IN WITNESS WHEREOF the parties hereto have executed this Indenture under the hands of their proper signatories in that behalf.

JAGUAR MINING INC.

By:

Name: James M. Roller
Title: Chief Financial Officer

COMPUTERSHARE TRUST COMPANY OF CANADA

By:

By:

SCHEDULE 1
FORM OF NOTE
UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [the date which is four months and one day after the Closing Date will be inserted].

No.	Cusip No. ■
JAGUAR MINING INC.
(Incorporated under the laws of Ontario)
10.5% SECURED NOTE DUE MARCH ■, 2012

Principal Amount	Cdn$1,000 (or an integral multiple thereof)
Interest Rate Per Annum	10.5 % payable semi-annually in arrears
Interest Payment Dates	June 30 and December 31 in each year
Initial Interest Payment Date	June 30, 2007
JAGUAR MINING INC. (the “Corporation”) for value received hereby promises to pay to the registered holder hereof (the “Holder”), on March ■, 2012 (the “Stated Maturity”), or on such earlier date as the Principal Amount (or a portion thereof) may become due and payable in accordance with the provisions of the Note Indenture (as defined below), on presentation and surrender of this 10.5% secured note due March ■, 2012 (the “Note”), the Principal Amount in lawful money of Canada at the office of the Trustee (as defined below) at 100 University Avenue, 9th Floor, North Tower, Toronto, ON, M5J 2Y1, and to accrue interest from the date hereof (the “Issue Date”) and pay interest on the Principal Amount at the Interest Rate Per Annum, at the address of the Holder appearing on the register of the Notes maintained by or at the direction of the Trustee (the “Register”), in like money semi-annually in arrears in equal instalments on the Interest Payment Dates in each year, the first such payment to be payable on the Initial Interest Payment Date, and if the Corporation at any time defaults in the payment of any principal, Premium, if any, or interest, to pay interest on the amount in default at the rate set out in the Note Indenture from and after the date of the Event of Default, in like money on demand at the address of the Holder hereof appearing on the Register. The Corporation will forward or cause to be forwarded by regular mail at least three Business Days prior to each Interest Payment Date to the address of the Holder appearing on the Register a cheque for interest due and payable to such Holder on such Interest Payment Date, less any taxes required by law to be deducted or withheld, made payable to the order of such Holder; provided, however that in case of payment of interest at maturity or redemption or as otherwise provided in the Note Indenture, the time for payment of interest, less any such taxes, may at the option of the Corporation be determined based on the time that the certificate representing this Note is presented and surrendered to the Trustee. The forwarding of such cheque will satisfy and discharge the liability for interest upon such Note to the extent of the sum represented thereby

(plus the amount of any taxes deducted or withheld as aforesaid) unless such cheque is not paid on presentation.
This Note is one of an authorized issue of Notes designated as 10.5% secured note due March ■, 2012 and issued pursuant to a note indenture (the “Note Indenture”) made as of March ■, 2007, between Computershare Trust Company of Canada (the “Trustee”), as Trustee, and the Corporation. The Note Indenture specifies the terms and conditions upon which the Notes are created and issued or may be created, issued and held and the rights of the registered holders of the Notes, the Corporation and the Trustee, all of which terms and conditions, including those provisions related to the first ranking lien in the Pledged Shares are incorporated by reference in this Note and to each of which the Holder, by acceptance hereof, agrees. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed thereto in the Note Indenture. To the extent there is any discrepancy between this Note and the Note Indenture, the terms of the Note Indenture shall prevail.
The aggregate principal amount of Notes that may be created and issued under the Note Indenture is Cdn$125,000,000. Notes are issuable in denominations of Cdn$1,000 and integral multiples thereof.
The Corporation may at its option redeem the Notes in whole or in part, at any time after the third anniversary of the Issue Date, for cash on giving not more than 60 nor less than 30 days’ prior notice to the holders of the Notes, at a redemption price which is equal to the following percentage of the principal amount of each Note (in each case plus accrued and unpaid interest to but excluding the date fixed for redemption):

Applicable Percentage of the
Date Fixed for Redemption	Principal Amount
After the third anniversary of the Closing Date up to and including the fourth anniversary of the Closing Date	102%
After the fourth anniversary of the Closing Date up to and including the fifth anniversary of the Closing Date	101%
After the fifth anniversary of the Closing Date	100%
If a Change of Control occurs on or before the third anniversary of the Closing Date, the Corporation may at its option redeem the Notes in whole for cash on giving not more than 60 nor less than 30 days’ prior notice to the holders of the Notes, at a redemption price which is equal to 102% of the principal amount of each Note, plus accrued and unpaid interest to but excluding the date fixed for redemption. In the event that the Corporation decides to redeem the Notes further to a Change of Control, it shall redeem, and the Noteholders shall offer to sell, all of the issued and outstanding Notes in accordance with the procedure set out in Article 5 of the Note Indenture mutatis mutandis.
If the Corporation does not notify the Trustee of its intention to redeem the Notes at its option in whole within 15 Business Days of the Change of Control, in certain circumstances the Corporation shall make an offer to purchase the Notes in accordance with the procedures set out in

Article 6 of the Note Indenture for cash at a price equal to the following percentage of the principal amount of the Note (plus accrued and unpaid interest to but excluding the Change of Control Purchase Date):

Applicable Percentage of the
Change of Control Purchase Date	Principal Amount
Up to and including the fourth anniversary of the Closing Date	102%
After the fourth anniversary of the Closing Date up to and including the fifth anniversary of the Closing Date	101%
After the fifth anniversary of the Closing Date	100%
     At any time when the Corporation is not in default under the Note Indenture, the Corporation may, subject to the terms and conditions set forth in the Note Indenture, purchase Notes in the open market, by tender or by private contract, at any price. Notes purchased by the Corporation shall be cancelled and not reissued.
     The Principal Amount may become or be declared due before the Stated Maturity on the conditions, in the manner, with the effect and at the times set forth in the Note Indenture.
     The Note Indenture contains provisions for the holding of meetings of registered holders of Notes issued by the Corporation pursuant to the Note Indenture and the making of resolutions at such meetings and the creation of instruments in writing signed by the registered holders of a specified majority of Notes issued and outstanding pursuant to the Note Indenture. Such resolutions and instruments will be binding on and may affect the rights and entitlements of all holders of Notes issued by the Corporation pursuant to the Note Indenture, subject to the provisions of the Note Indenture.
     This Note may be transferred only upon compliance with such reasonable requirements as the Trustee or other Registrar may prescribe, and such transfer shall be duly noted hereon by the Trustee or other Registrar.
     This Note shall not become obligatory for any purpose until it shall have been certified by the manual signature of the Trustee in accordance with the Note Indenture.
     IN WITNESS WHEREOF JAGUAR MINING INC. has caused this Note to be signed by its duly authorized officer as of the ■ day of ■, 20■.

JAGUAR MINING INC.
By:
Authorized Signing Officer

(FORM OF TRUSTEE’S CERTIFICATE)
TRUSTEE’S CERTIFICATE
This Note is one of the Notes referred to in the Note Indenture referred to above.
Dated as of the ■ day of ■, 20■.

COMPUTERSHARE TRUST COMPANY OF CANADA
By:
Authorized Signing Officer

ASSIGNMENT/TRANSFER FORM

TO:	JAGUAR MINING INC.
c/o Computershare Trust Company of Canada
100 University Avenue
Toronto, ON M5J 2Y1
FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto:

Name

Address

Social Insurance Number, Social Security Number, or Tax Identification Number
Cdn$                     of the principal amount of Note registered in the name of the undersigned represented by the within certificate (which amount must be Cdn$1,000 or an integral multiple thereof) and do hereby irrevocably constitute and appoint                                           attorney to transfer the said Note on the books of the Corporation with full power of substitution in the premises.
DATED this <*> day of <*> , <*>.
Signature of Noteholder
guaranteed by:

Name of Noteholder (Please Print)

Signature of Noteholder

Name of Noteholder (Please Print)
*NOTICE: THE SIGNATURE TO THIS TRANSFER MUST CORRESPOND IN EVERY PARTICULAR WITH THE NAME AS WRITTEN ON THE FACE OF THIS CERTIFICATE AND THE ENDORSEMENT MUST BE SIGNATURE GUARANTEED, IN EITHER CASE, BY A CANADIAN SCHEDULE 1 CHARTERED BANK, OR A MEMBER OF A RECOGNIZED SECURITIES TRANSFER UNDERWRITERS MEDALLION PROGRAM

(STAMP). THE STAMP AFFIXED THEREON BY THE GUARANTOR MUST BEAR THE ACTUAL WORDS “SIGNATURE GUARANTEE” OR “SIGNATURE MEDALLION GUARANTEED” OR IN ACCORDANCE WITH INDUSTRY STANDARDS.

SCHEDULE 2
US FORM OF DEFINITIVE NOTE
THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR ANY STATE SECURITIES LAWS, AND MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES EXCEPT TO QUALIFIED INSTITUTIONAL BUYERS (AS DEFINED IN RULE 144A UNDER THE U.S. SECURITIES ACT) IN RELIANCE ON THE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES ACT PROVIDED BY RULE 144A AND EXEMPTIONS FROM ANY APPLICABLE STATE SECURITIES LAWS. EACH PROSPECTIVE PURCHASER IS HEREBY NOTIFIED THAT THE OFFER AND SALE OF THE SECURITIES TO IT ARE BEING MADE IN RELIANCE UPON THE EXEMPTION FROM THE PROVISIONS OF SECTION 5 OF THE U.S. SECURITIES ACT PROVIDED BY RULE 144A. THE SECURITIES MAY ONLY BE RESOLD OR TRANSFERRED IN A TRANSACTION THAT IS IN ACCORDANCE WITH THE RESTRICTIONS CONTAINED HEREIN AND IN THE SUBSCRIPTION AGREEMENT. THE SECURITIES WILL BE “RESTRICTED SECURITIES” AS DEFINED IN RULE 144 UNDER THE U.S. SECURITIES ACT AND MAY NOT BE REOFFERED OR RESOLD OR OTHERWISE TRANSFERRED EXCEPT (A) TO JAGUAR MINING INC., (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH REGULATION S UNDER THE U.S. SECURITIES ACT, (C) INSIDE THE UNITED STATES IN ACCORDANCE WITH (1) RULE 144A UNDER THE U.S. SECURITIES ACT, (2) RULE 144 UNDER THE U.S. SECURITIES ACT, IF AVAILABLE, OR (3) ANOTHER EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES ACT OR (D) UNDER AN EFFECTIVE REGISTRATION STATEMENT UNDER THE U.S. SECURITIES ACT, AND IN EACH CASE IN ACCORDANCE WITH ANY APPLICABLE STATE SECURITIES LAWS OR SECURITIES LAWS OF ANY OTHER APPLICABLE JURISDICTION AND IN THE CASE OF (C)(2) AND (3) PROVIDED IT HAS FURNISHED TO JAGUAR MINING INC. AND, IN THE CASE OF THE NOTES, THE TRUSTEE UNDER THE NOTE INDENTURE AN OPINION OF COUNSEL OF RECOGNIZED STANDING REASONABLY SATISFACTORY TO THE COMPANY TO SUCH EFFECT.
“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [the date which is four months and one day after the Closing Date will be inserted].”

No.	Cusip No. ■
JAGUAR MINING INC.
(Incorporated under the laws of Ontario)
10.5% SECURED NOTES DUE MARCH ■, 2012

Principal Amount	Cdn$1,000 (or an integral multiple thereof)
Interest Rate Per Annum	10.5% payable semi-annually in arrears
Interest Payment Dates	June 30 and December 31 in each year
Initial Interest Payment Date	June 30, 2007
JAGUAR MINING INC. (the “Corporation”) for value received hereby promises to pay to ___, the registered holder hereof (the “Holder”), on March ■, 2012 (the “Stated Maturity”), or on such earlier date as the Principal Amount (or a portion thereof) may become due and payable in accordance with the provisions of the Note Indenture (as defined below), on presentation and surrender of this 10.5% secured note due March ■, 2012 (the “Note”), the Principal Amount in lawful money of Canada at the office of the Trustee (as defined below) at 100 University Avenue, 9th Floor, North Tower, Toronto, ON, M5J 2Y1, and to accrue interest from the date hereof (the “Issue Date”) and pay interest on the Principal Amount at the Interest Rate Per Annum, at the address of the Holder appearing on the register of the Notes maintained by or at the direction of the Trustee (the “Register”), in like money semi-annually in arrears in equal instalments on the Interest Payment Dates in each year, the first such payment to be payable on the Initial Interest Payment Date, and if the Corporation at any time defaults in the payment of any principal, Premium, if any, or interest, to pay interest on the amount in default at the rate set out in the Note Indenture from and after the date of the Event of Default, in like money on demand at the address of the Holder hereof appearing on the Register. The Corporation will forward or cause to be forwarded by regular mail at least three Business Days prior to each Interest Payment Date to the address of the Holder appearing on the Register a cheque for interest due and payable to such Holder on such Interest Payment Date, less any taxes required by law to be deducted or withheld, made payable to the order of such Holder; provided, however that in case of payment of interest at maturity or redemption or as otherwise provided in the Note Indenture, the time for payment of interest, less any such taxes, may at the option of the Corporation be determined based on the time that the certificate representing this Note is presented and surrendered to the Trustee. The forwarding of such cheque will satisfy and discharge the liability for interest upon such Note to the extent of the sum represented thereby (plus the amount of any taxes deducted or withheld as aforesaid) unless such cheque is not paid on presentation.
This Note is one of an authorized issue of Notes designated as 10.5% Secured Notes due March ■, 2012 and issued pursuant to a note indenture (the “Note Indenture”) made as of March ■, 2007, between Computershare Trust Company of Canada (the “Trustee”), as Trustee, and the Corporation. The Note Indenture specifies the terms and conditions upon which the Notes are created and issued or may be created, issued and held and the rights of the registered holders of the Notes, the Corporation and the Trustee, all of which terms and conditions including those provisions related to the first ranking lien in the Pledged Shares are incorporated by reference in this Note and to each of which the Holder, by acceptance hereof, agrees. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed thereto in the Note Indenture. To the extent there is any discrepancy between this Note and the Note Indenture, the terms of the Note Indenture shall prevail.

The aggregate principal amount of Notes that may be created and issued under the Note Indenture is Cdn$125,000,000. Notes are issuable in denominations of Cdn$1,000 and integral multiples thereof.
The Corporation may at its option redeem the Notes in whole or in part, at any time after the third anniversary of the Issue Date, for cash on giving not more than 60 nor less than 30 days’ prior notice to the holders of the Notes, at a redemption price which is equal to the following percentage of the principal amount of each Note (in each case plus accrued and unpaid interest to but excluding the date fixed for redemption):

Applicable Percentage of the
Date Fixed for Redemption	Principal Amount
After the third anniversary of the Closing Date up to and including the fourth anniversary of the Closing Date	102%
After the fourth anniversary of the Closing Date up to and including the fifth anniversary of the Closing Date	101%
After the fifth anniversary of the Closing Date	100%
If a Change of Control occurs on or before the third anniversary of the Closing Date, the Corporation may at its option redeem the Notes in whole for cash on giving not more than 60 nor less than 30 days’ prior notice to the holders of the Notes, at a redemption price which is equal to 102% of the principal amount of each Note, plus accrued and unpaid interest to but excluding the date fixed for redemption. In the event that the Corporation decides to redeem the Notes further to a Change of Control, it shall redeem, and the Noteholders shall offer to sell, all of the issued and outstanding Notes in accordance with the procedure set out in Article 5 of the Note Indenture mutatis mutandis.
If the Corporation does not notify the Trustee of its intention to redeem the Notes at its option in whole within 15 Business Days of the Change of Control, in certain circumstances the Corporation shall make an offer to purchase the Notes in accordance with the procedures set out in Article 6 of the Note Indenture for cash at a price equal to the following percentage of the principal amount of the Note (plus accrued and unpaid interest to but excluding the Change of Control Purchase Date):

Applicable Percentage of the
Change of Control Purchase Date	Principal Amount
Up to and including the fourth anniversary of the Closing Date	102%
After the fourth anniversary of the Closing Date up to and including the fifth anniversary of the Closing Date	101%
After the fifth anniversary of the Closing Date	100%
At any time when the Corporation is not in default under the Note Indenture, the Corporation may, subject to the terms and conditions set forth in the Note Indenture, purchase Notes in the open market, by tender or by private contract, at any price. Notes purchased by the Corporation shall be cancelled and not reissued.

The Principal Amount may become or be declared due before the Stated Maturity on the conditions, in the manner, with the effect and at the times set forth in the Note Indenture.
The Note Indenture contains provisions for the holding of meetings of registered holders of Notes issued by the Corporation pursuant to the Note Indenture and the making of resolutions at such meetings and the creation of instruments in writing signed by the registered holders of a specified majority of Notes issued and outstanding pursuant to the Note Indenture. Such resolutions and instruments will be binding on and may affect the rights and entitlements of all holders of Notes issued by the Corporation pursuant to the Note Indenture, subject to the provisions of the Note Indenture.
This Note may be transferred only upon compliance with such reasonable requirements as the Trustee or other Registrar may prescribe, and such transfer shall be duly noted hereon by the Trustee or other Registrar.
This Note shall not become obligatory for any purpose until it shall have been certified by the manual signature of the Trustee in accordance with the Note Indenture.

IN WITNESS WHEREOF JAGUAR MINING INC. has caused this Note to be signed by its duly authorized officer as of the ■ day of ■, 20■.

JAGUAR MINING INC.
By:
Authorized Signing Officer

(FORM OF TRUSTEE’S CERTIFICATE)
TRUSTEE’S CERTIFICATE
This Note is one of the Notes referred to in the Note Indenture referred to above.
Dated as of the ■ day of ■, 20■.

COMPUTERSHARE TRUST COMPANY OF CANADA
By:
Authorized Signing Officer

ASSIGNMENT/TRANSFER FORM

TO:	JAGUAR MINING INC.
c/o Computershare Trust Company of Canada
100 University Avenue
Toronto, ON M5J 2Y1
FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto:

Name

Address

Social Insurance Number, Social Security Number, or Tax Identification Number
Cdn$                     of the principal amount of Note registered in the name of the undersigned represented by the within certificate (which amount must be Cdn$1,000 or an integral multiple thereof) and do hereby irrevocably constitute and appoint                                           attorney to transfer the said Note on the books of the Corporation with full power of substitution in the premises.
The undersigned hereby certifies that the transfer of these securities is not being made to, or, for the account or benefit of, and the offer of these securities was not made to, or, for the account or benefit of, and the person named above is not, and is not acting for the account or benefit of, a person in the “United States” or a “US person” (as such terms are defined in Regulation S under the United States Securities Act of 1933, as amended (the “US Securities Act”)), unless such transfer is exempt from registration under the US Securities Act.
(The following to be completed by the transferee)
                     The undersigned transferee hereby certifies that (i) he/she/it is not a “US person” (as defined in Regulation S under the US Securities Act (a “US Person”)), (ii) at the time of transfer, he/she/it is not within the United States, and (iii) he/she/it is not acquiring the Note(s) represented by this Certificate by or on behalf of any US Person or person within the United States; OR
                     The undersigned transferee acknowledges that the Notes are “restricted securities” within the meaning of Rule 144 under the US Securities Act and may not be offered, sold, or transferred absent registration under the US Securities Act or an exemption therefrom AND the undersigned transferee is delivering herewith, if so requested by the Corporation, an opinion of US counsel to the effect that this transfer of the Note(s) has been registered under the US Securities Act or is exempt from registration thereunder.
DATED the ______ day of ________, 20___.

Signature of Transferee:

(Signature of Transferee)

Guaranteed by:

Authorized Signature Number
NOTICE:
The signature to this transfer must correspond in every particular with the name as shown on the face of this certificate and the endorsement must be signature guaranteed, in either case, by a Canadian Schedule I Chartered Bank, or by a medallion signature guarantee from a member recognized under the Signature Medallion Guarantee Program or from a similar entity in the United States. The stamp affixed thereon by the guarantor must bear the actual words “signature guarantee”, OR “signature medallion guarantee” or in accordance with industry standards.
If the transfer is to, or for the account or benefit of, a person in the United States, special restrictions apply as set out in the Note Indenture governing the Notes.

SCHEDULE 3
FORM OF DECLARATION FOR REMOVAL OF LEGEND

TO:	Computershare Trust Company of Canada
as registrar for Notes of Jaguar Mining Inc. (the “Corporation”)
c/o Computershare Trust Company of Canada
100 University Avenue
Toronto, ON M5J 2Y1

The undersigned (a) acknowledges that the sale of the securities of the Company to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the “US Securities Act”) and (b) certifies that (1) the undersigned is not an “affiliate” of the Corporation (as that term is defined in Rule 405 under the US Securities Act), (2) the offer of such securities was not made to a person in the United States or a “US person” and either (A) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believe that the buyer was outside the United States or (B) the transaction was executed in, on or through the facilities of the Toronto Stock Exchange, and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, and (3) neither the seller nor any affiliate of the seller nor any person acting on any of their behalf has engaged or will engage in any “directed selling efforts” in the United States in connection with the offer and sale of such securities. Terms used herein have the meanings given to them by Regulation S under the US Securities Act.

Dated:

Name of Seller

By:

Name:
Title:

Broker’s Certification
Date:
Dear Sir/Madam:
Re: Sale of Notes Pursuant to SEC Rule 904
We have read the representation letter of                      (the “Seller”) dated                     , 20___, pursuant to which the Seller has requested that we sell, for the Seller’s account, Notes in the principal amount of                      (the “Notes”) of Jaguar Mining Inc. (the “Corporation”). We have executed sales of the Notes pursuant to Rule 904 of Regulation S under the United States Securities Act of 1933, as amended, on behalf of the Seller. In that connection, we hereby represent to you as follows:
(1)	no offer to sell the Notes was made to a person in the United States;

(2)	the sale of the Notes was executed in, on or through the facilities of The Toronto Stock Exchange on , 20___, and, to the best of our knowledge, the sale was not be pre-arranged with a buyer in the United States;

(3)	no “directed selling efforts” were made in the United States by the undersigned, any affiliate of the undersigned, or any person acting on behalf of the undersigned; and

(4)	we have done no more than execute the order or orders to sell the Notes as agent for the Seller and will receive no more than the usual and customary broker’s commission that would be received by a person executing such transaction as agent.
For purposes of these representations, “affiliate” means a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the undersigned. “Directed selling efforts” means any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for the Notes. This would include, but not be limited to, the solicitation of offers to purchase the Notes from persons in the United States. “United States” means the United States of America, its territories or possessions, any State of the United States, and the District of Columbia.
Legal Counsel to the Corporation shall be entitled to rely upon the representations, warranties and covenants contained in this letter to the same extent as if this letter had been addressed to them.
If you have any questions regarding this transaction, please telephone the undersigned at                     .
Yours truly,

By:

Title:

SCHEDULE 4
QUOTA PLEDGE AGREEMENT

SCHEDULE 5
DESCRIPTION OF CAETÉ AND PACIÊNCIA PROJECTS
CAETÉ PROJECT
The Caeté Project is comprised of 20 concessions which total 11,323.67 hectares anywhere from 40 to 100 km east of Belo Horizonte. See table below for a complete list of the concessions and their respective reference numbers from the National Department of Mineral Production – DNPM.

Concession Name	Size (hectares)	DNPM Number

Morro Vermelho	647.63	832.151/02
Serra Paraíso	600.24	832.152/02
Batatal	583.42	831.371/03
Boa Vista	1,583.69	831.817/03
Catita	522.04	830.938/79
Juca Vieira	285.32	830.940/79
Morro do Adão	728.38	830.935/79
Camará	320.63	832.768/02
Fazenda da Cachoeira	86.56	833.456/03
Cor. da Prata	623.68	832.231/03
SB/Pilar	961.66	830.463/83
SB/Brumal	35.37	833.805/04
SB/Cubas	600.00	830.187/04
Fazenda Baú	458.46	000.847/35
Fazenda Trindade	270.11	004.644/36
Piacó	285.55	807.959/76
Congo Velho	790.82	816.314/73
Serra Geral	535.92	816.315/73
Morro Vermelho	674.80	807.482/76
Serra do Baú	729.39	816.313/73
The Caeté Plant and supporting equipment are located approximately 50 km from Belo Horizonte. The Plant has the capacity to process 1,000 tonnes per day using a Carbon-in-Column Adsorption/Desorption/Recovery process.

PACIÊNCIA PROJECT
Paciência is comprised of 10 concessions which total 6,274.96 hectares approximately 50 km southeast of Belo Horizonte. See table below for a complete list of the concessions and their respective reference numbers from the National Department of Mineral Production – DNPM.

Concession Name	Size (hectares)	DNPM Number

São Vicente	1,000.00	830.375/79
Bahú	630.40	830.373/79
Marzagão	999.92	830.374/79
Curral das Pedras	900.52	831.681/03
Rio de Peixe	980.11	830.590/83
	768.60	830.592/83
Acuruí	434.18	831.184/81
	362.85	831.161/82
	61.72	5600/45
Palmital	136.66	831.186/81

Document No. 18
SECOND SUPPLEMENTAL WARRANT INDENTURE
Between
JAGUAR MINING INC.
- and -
COMPUTERSHARE TRUST COMPANY
February 28, 2007

THIS SECOND SUPPLEMENTAL WARRANT INDENTURE dated as of the 28th day of February, 2007

B E T W E E N:
JAGUAR MINING INC.,
a corporation governed under the laws of the Province of Ontario

(hereinafter called the “Corporation”)

A N D

COMPUTERSHARE TRUST COMPANY OF CANADA,
a trust company, incorporated under the laws of Canada and duly authorized to carry on the trust business in each Province of Canada

(hereinafter called the “Warrant Agent”)
WHEREAS:
A. The Corporation and the Warrant Agent entered into a warrant indenture (the “Warrant Indenture”) dated as of December 31, 2004 pursuant to which 4,762,500 common share purchase warrants of the Corporation (the “Warrants”) and 285,750 Warrants arising from broker warrants in connection with the offering previously described were issued and are outstanding as of the date hereof prior to the issuance of Additional Warrants (as hereinafter defined);
B. The Corporation and the Warrant Agent entered into a supplemental warrant indenture (the “First Supplemental Warrant Indenture”) dated as of December 20, 2005 pursuant to which a total of 350,000 additional warrants (the “Additional Warrants”) were created and authorized to be issued and are outstanding as of the date hereof;
C. Section 6.1 of the Warrant Indenture provides that from time to time the Corporation and the Warrant Agent may, subject to the provisions of the Warrant Indenture and with the prior consent of the Exchange, execute and deliver by their proper officers or directors, indentures or instruments supplemental to the Warrant Indenture;
D. Section 6.1 (d) of the Warrant Indenture provides for the creation of indentures supplemental to the Warrant Indenture for the purpose of giving effect to any extraordinary resolution passed by the Warrantholders as provided in Article 5 of the Warrant Indenture;

E. In accordance with Article 5 of the Warrant Indenture, the Corporation and the Warrant Agent propose to amend the Warrant Indenture as herein provided;
F. Pursuant to the requirements of the Toronto Stock Exchange (the “Exchange”), the issuance of this Second Supplemental Warrant Indenture, the issuance of any Early Exercise Shares and the issuance of any Exchange Shares will not take place unless the Second Supplemental Warrant Indenture is consented to by holders of common shares of the Corporation (the “Shareholders”) holding a majority of common shares of the Corporation and is approved by not less than 66 2/3% of the votes cast by Warrantholders, excluding Blackmont Capital Inc. (“BCI” or “Financial Advisor”), its associates, affiliates and insiders (“Disqualified Warrantholders”), in person or by proxy at a meeting of Warrantholders, at which there are Warrantholders, present in person or by proxy, representing not less than 25% of the aggregate number of outstanding Warrants (“Warrantholder Approval”);
G. The Shareholders holding a majority of common shares have consented to the Second Supplemental Warrant Indenture;
H. In accordance with Article 5 of the Warrant Indenture, the Warrantholders have passed an extraordinary resolution proposed by the Corporation at a meeting of Warrantholders, approving the amendments to the Warrant Indenture set forth herein and implemented hereby; and
I. The foregoing recitals are made as statements of fact by the Corporation and not by the Warrant Agent.
NOW THEREFORE THIS SECOND SUPPLEMENTAL WARRANT INDENTURE WITNESSES that for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties covenant and agree as follows:
ARTICLE 1
AMENDMENT OF THE WARRANT INDENTURE
1.1 Notice to Warrantholders
The Corporation shall promptly give notice of its execution of this Second Supplemental Warrant Indenture to the Warrantholders by way of a press release to be issued by the Corporation, which notice shall supplement the notice previously mailed to the Warrantholders, substantially in the form of Schedule “A” hereto, announcing the Corporation’s intention to enter into this Second Supplemental Warrant Indenture.
1.2 Amendment of Recital D of the Warrant Indenture
Recital D of the Warrant Indenture is hereby amended to read as follows: “Each whole Warrant will be exercisable to acquire, subject to adjustment in stated circumstances, that

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number of securities or other property equal to the Exchange Number at any time prior to the Warrant Expiry Time, all upon the terms and conditions herein set forth;”
1.3 Amendment of Section 1.1 of the Warrant Indenture
Section 1.1 of the Warrant Indenture is hereby amended to add the following definitions:
“Common Shares” means the common shares without par value in the capital of the Corporation as constituted on December 31, 2004, provided that in the event of any adjustment pursuant to Article 3 of the Warrant Indenture dated December 31, 2004, “Shares” will thereafter mean the shares or other securities or property resulting from such adjustment that a Warrantholder is entitled to acquire on exercise of a Warrant after the adjustment;
“Early Exercise Expiry Date” means the last day of the 30-day early exercise period commencing on the date the requisite approval of Warrantholders, not including the Warrants beneficially held by Blackmont Capital Inc. (“BCI” or “Financial Advisor”), its associates, affiliates and insiders, is obtained;
“Early Warrant Expiry Time” means 5:00 p.m. (Toronto time) on the Early Exercise Expiry Date;
“Early Exercise Period” means the 30-day early exercise period commencing on the date the requisite Warrantholder Approval is obtained and ending at 5:00 p.m. (Toronto time) on the 30th day following such date;
“Early Exercise Shares” means, collectively, the additional 0.063 of one Common Share to be issued upon the exercise of a Warrant during the Early Exercise Period, subject to Section 3.2 hereof;
“Exchange Payment” means that fraction of a Common Share equal to (a) one plus (b) 0.063 Common Share multiplied by 50% minus (c) $4.50 divided by the lesser of (i) the VWAP of the Common Shares on the TSX for the five trading days ending on the Early Exercise Expiry Date, and (ii) the closing price of the Common Shares on the Early Exercise Expiry Date;
“Exchange Shares” means, collectively, the Common Shares to be issued to Warrantholders pursuant to section 3A.1. hereof, based on the Exchange Number;
“Second Supplemental Warrant Indenture” means this supplemental warrant indenture dated as of February 28, 2007;
“VWAP” means, the volume weighted average trading price of the Common Shares on the Exchange.

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The following definitions in Section 1.1 of the Warrant Indenture are hereby amended to read as follows:
“Exchange Number” means, as at any time, the number of Common Shares or other classes of securities or other property that a Warrantholder is entitled to receive upon the exercise of the rights attached to each Warrant pursuant to the provisions of this Indenture and which (i) during the Early Exercise Period, shall be equal to one Common Share and an additional 0.063 of one Common Share and (ii) following the Early Exercise Period, in the event that not less than 66 2/3% of the Warrants outstanding on the date hereof have been exercised during the Early Exercise Period, shall be equal to a fraction of a Common Share per Warrant determined in accordance with the Exchange Payment, or (iii) following the Early Exercise Period, in the event that less than 66 2/3% of the Warrants have been exercised during the Early Exercise Period, shall be equal to one Common Share per Warrant, all subject to adjustment and the limitations set out in the provisions hereof;
“Shares” means Common Shares;
“Subject Securities” means, collectively, the Common Shares or other classes of securities or other property issuable upon exercise or exchange of the Warrants pursuant to the Exchange Number;
1.4 Amendment of Section 2.1.2 of the Warrant Indenture
Section 2.1.2 of the Warrant Indenture is hereby amended to read as follows:
2.1.2	Subject to adjustment as provided in this Indenture, each whole Warrant issued hereunder will entitle the holder thereof to acquire, upon exercise and upon due execution of the exercise form attached to the Warrant Certificate and upon payment of the Exercise Price, that number of Common Shares equal to the Exchange Number, at any time from and after the date of issuance of such Warrant to and including the Warrant Expiry Time or Early Warrant Expiry Time as the case may be, in accordance with the provisions of this Indenture.
1.5 Amendment of Section 3.1.2 of the Warrant Indenture
Section 3.1.2 of the Warrant Indenture is hereby amended to read as follows:
3.1.2	Subject always to the provisions of this Indenture, including Article 2 and this Article 3, and to compliance by both the Corporation and the holder with applicable law and subject to the adjustments set out herein, the registered holder(s) of any Warrant may exercise the rights thereby conferred on such Warrantholder to acquire all or any part of the Subject Securities to which such Warrant entitles the holder, by surrendering the Warrant Certificate representing such Warrants to the Warrant Agent at any time on or

A-4

before the Warrant Expiry Time or Early Warrant Expiry Time, as the case may be, at its principal stock transfer offices in the City of Toronto, Ontario (or at such additional place or places as may be decided by the Corporation from time to time with the approval of the Warrant Agent), together with (i) a duly completed and executed subscription of the registered holder or his or her executors, or administrators or other legal representative or his or her attorney duly appointed by an instrument in writing in the prescribed form and manner satisfactory to the Warrant Agent, substantially in the form of subscription set out in Schedule “B” attached to the Second Supplemental Warrant Indenture, specifying the number of Warrants exercised; (ii) in the case of a Warrantholder in the United States, or who holds a Warrant for the account or benefit of a U.S. Person, a duly completed and executed U.S. Representation Letter substantially in the form attached to the Second Supplemental Warrant Indenture as Schedule “C” and (iii) a certified cheque, bank draft or money order in lawful money of Canada, payable to or to the order of the Corporation in an amount equal to the Exercise Price multiplied by the number of Subject Securities subscribed for, provided that if the Warrants are exercised during the Early Exercise Period, the Exercise Price shall not be paid in respect of any Early Exercise Shares. However, a Warrant Certificate with the duly completed and executed subscription and payment of the Exercise Price, if applicable, shall be deemed to be surrendered only upon personal delivery thereof to or, if sent by mail or other means of transmission, upon actual receipt thereof by the Warrant Agent.
1.6	Addition of Sections 3A.1, 3A.2, 3A.3, 3A.4, and 3A.5 respectively of the Warrant Indenture
The following are hereby added as Sections 3A.1, 3A.2, 3A.3, 3A.4 and 3A.5, respectively, of the Warrant Indenture:
3A.1 Exchange of Warrants following Early Exercise Period
1.	In the event that at least 66 2/3% of the Warrants outstanding on the date that the requisite Warrantholder Approval is obtained have been exercised during the Early Exercise Period, then each Warrant that has not been so exercised in accordance with the requirements of Section 3.1 shall be exchanged, without any further action on the part of the Warrantholder, including payment of the Exercise Price or any other additional consideration, for the Exchange Payment immediately following the Early Exercise Expiry Date. Notwithstanding the foregoing, in the case of a Warrantholder in the United States, or who holds a Warrant for the account or benefit of a U.S. Person, such Warrantholder must deliver a duly executed U.S. Representation Letter, substantially in the form attached to the Second Supplemental Warrant Indenture as Schedule “C”, at or before the Early

A-5

Warrant Expiry Time in order to exercise their Warrants and receive Early Exercise Shares or to have their Warrants exchanged for Exchange Shares. Any such Warrantholder who does not comply with such requirement shall not be permitted to receive Early Exercise Shares or Exchange Shares, and such Warrantholder’s Warrants shall remain outstanding following the automatic exchange of Warrants described in this subsection.
2.	If, at the time of automatic exchange of the Warrants, in accordance with the provisions of subsection 3A.1(1), there are any trading restrictions on the Exchange Shares pursuant to applicable securities legislation or stock exchange requirements, the Corporation shall, on the advice of counsel, endorse any certificates representing the Exchange Shares to such effect. The Warrant Agent is entitled to assume compliance with all applicable securities legislation unless otherwise notified in writing by the Corporation.
3A.2 No Fractional Shares
Under no circumstances shall the Corporation be obliged to issue any fractional Common Shares or any cash or other consideration in lieu thereof upon the exchange of one or more Warrants. To the extent that the holder of one or more Warrants would otherwise have been entitled to receive on the exchange thereof a fraction of a Common Share, that holder is entitled to that right in respect of the fraction only in combination with another Warrant or Warrants that in the aggregate entitle the holder to a whole number of Common Shares.
3A.3 Effect of Automatic Exchange of Warrants
1.	In accordance with the provisions of section 3A.1, any registered holder of outstanding Warrants automatically exchanged following the Early Exercise Expiry Date shall be deemed to have become the holder of record of the Exchange Shares issued upon the automatic exchange of the Warrants as of the first Business Day following the Early Exercise Expiry Date, unless the transfer registers of the Corporation for the Common Shares shall be closed on such date, in which case the Exchange Shares shall be deemed to have been issued and such person shall be deemed to have become the holder of record of such Exchange Shares on the date on which such transfer registers are reopened.
2.	Within seven Business Days after the automatic exchange of Warrants pursuant to section 3A.1, the Corporation shall cause the Transfer Agent to mail to the person in whose name the Exchange Shares are to be issued, pursuant to section 3A.3(1), at the address specified in the register of holders of Warrants, a certificate or certificates for the Exchange Shares to which the Warrantholder is entitled.

A-6

3A.4 Cancellation of Warrant Certificates
All Warrant Certificates automatically exchanged for the Exchange Payment pursuant to section 3A.1 shall be cancelled by the Warrant Agent and the Warrant Agent shall record the cancellation of such Warrant Certificates on the register of holders maintained by the Warrant Agent pursuant to subsection 2.12. All Warrants represented by Warrant Certificates that have been duly cancelled shall be without further force or effect.
3A.5 Withholding Tax
The Corporation may take such steps as are considered necessary or appropriate for the withholding of any taxes that the Corporation is required by any law or regulation of any governmental authority whatsoever to withhold, without limiting the generality of the foregoing, the withholding of all or any portion of any payment to be made in connection with the Exchange Payment, until such time as the respective holder of Warrants has paid the Corporation for any amount that the Corporation is required to withhold with respect to such taxes.
ARTICLE 2
GENERAL
2.1 Interpretation
Capitalized terms used but not defined in this Second Supplemental Warrant Indenture have the meanings given to them in the Warrant Indenture.
2.2 Second Supplemental Warrant Indenture
The Warrant Indenture and the First Supplemental Warrant Indenture shall be and continue to be in full force and effect, unamended, except as provided herein, and the Corporation hereby confirms the Warrant Indenture and the First Supplemental Warrant Indenture in all other respects. This Second Supplemental Warrant Indenture (as hereinafter defined) is supplemental to the Warrant Indenture and the First Supplemental Warrant Indenture and the Warrant Indenture and the First Supplemental Warrant Indenture shall henceforth be read in conjunction with this Second Supplemental Warrant Indenture and all the provisions of the Warrant Indenture and the First Supplemental Warrant Indenture, except only insofar as the same may be inconsistent with the express provisions hereof, shall apply and have the same effect as if all the provisions of the Warrant Indenture, the First Supplemental Warrant Indenture and of this Second Supplemental Warrant Indenture were contained in one instrument and the expressions used herein shall have the same meaning as is ascribed to the corresponding expressions in the Warrant Indenture.
2.3 Words Importing the Singular
Words importing the singular include the plural and vice versa and words importing the masculine gender include the feminine and neuter genders.

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2.4 Interpretation not Affected by Headings
The division of this Second Supplemental Warrant Indenture into Articles, and Sections and subsections, the provision of a table of contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Second Supplemental Warrant Indenture.
2.5 Day not a Business Day
If the day on or before which any action (other than the exercise of a Warrant) would otherwise be required to be taken or is contemplated to commence hereunder is not a Business Day, that action will be required to be taken and such procedure will commence on or before the requisite time on the next succeeding day that is a Business Day.
2.6 Time of the Essence
Time shall be of the essence in all respects in this Second Supplemental Warrant Indenture.
2.7 Governing Law
This Second Supplemental Warrant Indenture shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein and shall be binding upon the parties hereto and their respective successors and assigns.
2.8	Provisions of Second Supplemental Warrant Indenture for the Sole Benefit of Parties and Warrantholders
Nothing in this Second Supplemental Warrant Indenture, expressed or implied, shall give or be construed to give to any person other than the parties hereto and the holders from time to time of the Warrants any legal or equitable right, remedy or claim under this Second Supplemental Warrant Indenture, or under any covenant or provision therein contained, all such covenants and provisions being for the sole benefit of the parties hereto and the Warrantholders.
2.9 Regulatory Compliance
No change may be made to this Second Supplemental Warrant Indenture (including by way of further supplemental warrant indenture) unless such change may be made without the consent of any regulatory authority or is made with the consent of such regulatory authority, and is otherwise lawful.
2.10 Counterparts and Formal Date
This Second Supplemental Warrant Indenture may be simultaneously executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding

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their date of execution shall be deemed to bear the date set out at the top of the first page of this Second Supplemental Warrant Indenture.
IN WITNESS WHEREOF the parties hereto have executed this Second Supplemental Warrant Indenture.

JAGUAR MINING INC.

Per:
Authorized Signing Officer

Per:

Authorized Signing Officer

COMPUTERSHARE TRUST COMPANY OF CANADA.

Per:

Authorized Signing Officer

Per:

Authorized Signing Officer

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SCHEDULE “A” TO THE SECOND SUPPLEMENTAL WARRANT
INDENTURE
FORM OF NOTICE OF SECOND SUPPLEMENTAL WARRANT INDENTURE
AND INCENTIVE TO EXERCISE WARRANTS EARLY
NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR RELEASE TO
UNITED STATES NEWSWIRE SERVICES
TO: HOLDERS OF WARRANTS OF JAGUAR MINING INC.
Subject to receipt of all requisite approvals, on February 28, 2007, Jaguar Mining Inc. (the “Corporation”) will enter into a second supplemental warrant indenture (the “Second Supplemental Warrant Indenture”) to provide to the holders of its share purchase warrants (the “Warrants”) listed on the Toronto Stock Exchange an incentive to exercise their Warrants during the 30-day early exercise period (the “Early Exercise Period”) commencing on the date that the requisite approval is obtained from Warrantholders, excluding Blackmont Capital Inc. (“BCI” or “Financial Advisor”), its associates, affiliates and insiders (“Disqualified Warrantholders”) (the “Warrantholder Approval”) (except in limited circumstances as described under “U.S. Warrantholders”), and ending at 5:00 p.m. (Toronto time) (the “Early Warrant Expiry Time”) on the 30th day following such date (the “Early Exercise Expiry Date”). Warrantholders (except in limited circumstances described under “U.S. Warrantholders”) will be entitled to receive one common share (a “Common Share”) plus an additional 0.063 of one Common Share (the “Early Exercise Shares”) of the Corporation per each Warrant at the exercise price of Cdn$4.50 (the “Exercise Price”) upon the exercise of any Warrant following the commencement of the Early Exercise Period and prior to the Early Exercise Expiry Date.
The Warrants have been issued under a warrant indenture dated as of December 31, 2004 between the Corporation and Computershare Trust Company of Canada, as amended by the First Supplemental Warrant Indenture dated December 20, 2005 (“Warrant Indenture”). Upon commencement of the Early Exercise Period, the outstanding Warrant certificates will evidence the right to acquire one Common Share plus the additional 0.063 of one Common Share upon the exercise of a Warrant and the payment of the Exercise Price during the Early Exercise Period. Registered holders of Warrants are encouraged to exercise their Warrants in accordance with the procedures set forth below as soon as possible following the commencement of the Early Exercise Period and, in any event, at or before the Early Warrant Expiry Time on the Early Exercise Expiry Date in order to take advantage of their right to acquire the Early Exercise Shares in addition to the Common Shares upon exercise of their Warrants.
In the event that at least 66 2/3% of the Warrants outstanding on the date that the requisite Warrantholder Approval is obtained have been exercised during the Early Exercise Period, each Warrant that has not been so exercised (subject to certain exceptions outlined below) shall be automatically exchanged, without any further action on the part of the Warrantholder, including payment of the Exercise Price or any other additional consideration, for a fraction of a Common Share (collectively, the “Exchange

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Shares”) equal to (a) one plus (b) 0.063 multiplied by 50% minus (c) $4.50 divided by the lesser of (i) the volume weighted average trading price of the Common Shares on the Toronto Stock Exchange for the five trading days ending on the Early Exercise Expiry Date, and (ii) the closing price of the Common Shares on the Early Exercise Expiry Date.
In the event that fewer than 66 2/3% of the Warrants outstanding as of the commencement of the Early Exercise Period are exercised during the Early Exercise Period, Warrantholders that have not exercised their Warrants will, subject to customary adjustments outlined in the Warrant Indenture, be entitled to receive one Common Share upon exercise of a Warrant and payment of the Exercise Price prior to 5:00 p.m. (Toronto time) on December 31, 2007.
Procedure for the Early Exercise or Automatic Exchange of Warrants Assuming Approval of Warrant Amendment
Upon the execution of the Second Supplemental Warrant Indenture to implement the Warrant Amendment, the existing Warrant certificates shall evidence the right to acquire the Early Exercise Shares, in addition to the Underlying Shares, and any Warrant certificate duly completed, executed and surrendered to the Warrant Agent at its Toronto address, in accordance with the procedure set out below, during the Early Exercise Period will entitle the holder thereof to acquire one Underlying Share and an additional 0.063 of one Early Exercise Share (except in limited circumstances described under “U.S. Warrantholders”). Warrantholders are encouraged to exercise their Warrants as soon as possible following the commencement of the Early Exercise Period and, in any event, at or before the Early Warrant Expiry Time in order to take advantage of their right to acquire the Early Exercise Shares in addition to the Underlying Shares upon exercise of their Warrants.
Upon the execution of the Second Supplemental Warrant Indenture, registered holders of Warrants may exercise their rights to acquire the Common Shares and the Early Exercise Shares to which they will then be entitled pursuant to the terms of the Second Supplemental Warrant Indenture by surrendering the certificates representing their Warrants to Computershare Trust Company of Canada at any time following commencement of the Early Exercise Period and prior to 5:00 p.m. (Toronto time) on the Early Exercise Expiry Date, by hand, courier or registered mail at its offices located at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1.
The Warrant certificate must be submitted together with (i) a duly completed and executed subscription, in the form attached to the notice to Warrantholders accompanying the Management Information Circular as Schedule “B” to Exhibit “A”, specifying the number of Warrants that the holder intends to exercise; (ii) in the case of U.S. Warrantholders only, as described below under “U.S. Warrantholders”, a duly completed and executed U.S. Representation Letter in the form attached to the notice to Warrantholders accompanying this Circular as Schedule “C” to Exhibit “A”, and (iii) a certified cheque, bank draft or money order in Canadian dollars, payable to or to the order of the Corporation in an amount equal to the exercise price of $4.50 per one Common Share multiplied by the number of Warrants that the holder intends to exercise.

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Procedure for the Automatic Exchange of Warrants
In the event that not less than 66 2/3% of the Warrants outstanding on the date that the requisite Warrantholder Approval is obtained have been exercised during the Early Exercise Period, each outstanding Warrant that has not been so exercised during the Early Exercise Period (except in limited circumstances described below under “U.S. Warrantholders”) will be exchanged by the Warrantholder, without any further action on the part of the Warrantholder, including payment of the exercise price or any other additional consideration, for Exchange Shares immediately following the Early Warrant Expiry Time on the Early Exercise Expiry Date. Any registered holder of Warrants that are automatically exchanged for Exchange Shares upon the expiry of the Early Exercise Period shall be deemed to have become the holder of record of the Exchange Shares issued upon the exchange of such Warrants as of the first business day following the Early Exercise Expiry Date, unless the transfer registers of the Corporation are closed on such date, in which case the date on which such transfer registers are reopened will be used. Within seven business days after the exchange of Warrants, the Corporation shall cause to be mailed to the person in whose name the Exchange Shares are to be issued, at the address specified in the register of holders of Warrants maintained by the Warrant Agent, a certificate or certificates representing the Exchange Shares to which the Warrantholder is entitled. All Warrants exchanged for Exchange Shares shall be immediately thereafter cancelled and be of no further force or effect.
U.S. Warrantholders
Notwithstanding the foregoing, a Warrantholder who is in the United States or who holds a Warrant for the account or benefit of a U.S. person (as such term is defined in Regulation S under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”)) must be an accredited investor, (as defined in Rule 501(a) of Regulation D under the U.S. Securities Act, that satisfies the requirements of Rule 501(a) thereunder) and must deliver the subscription form and U.S. Representation Letter required by the Second Supplemental Warrant Indenture by the Early Warrant Expiry Time in order to exercise their Warrants and receive Common Shares and Early Exercise Shares. (See “Procedures for the Early Exercise or Automatic Exchange of Warrants Assuming Approval of Warrant Amendment”.) Any such Warrantholder who does not comply with such requirements will not be permitted to exercise their Warrants and receive Common Shares and Early Exercise Shares, and their Warrants will remain outstanding following the completion of the transactions contemplated in this notice.

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Fractional Shares
The Corporation will not be obliged to issue any fractional Common Shares or any cash or other consideration in lieu thereof upon the exercise of one or more Warrants. To the extent that the holder of one or more Warrants would otherwise have been entitled to receive, upon the exercise of a Warrant, a fraction of a Common Share, that holder may exercise that right in respect of the fraction only in combination with another Warrant or Warrants that in the aggregate entitle the holder to acquire a whole number of Common Shares. Otherwise, the number of Common Shares issuable upon the exercise or exchange of any Warrant shall be rounded down to the nearest whole number.
This press release does not constitute an offer to sell, or a solicitation of an offer to buy, any of the foregoing securities in the United States. The securities have not been and will not be registered under the U.S. Securities Act or any state securities laws and may not be offered or sold within the United States or to U.S. persons (as such term is defined in Regulation S under the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

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SCHEDULE “B” TO SECOND SUPPLEMENTAL WARRANT
INDENTURE
SUBSCRIPTION FORM
TO: JAGUAR MINING INC.
Toronto
If by hand or courier:                      If by Mail:
Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, Ontario, M5J 2Y1
     The undersigned holder of the within Warrants hereby irrevocably exercises                      Warrants and subscribes for common shares (“Common Shares”) of Jaguar Mining Inc. at the Exercise Price referred to in the attached Warrant Certificate on the terms and conditions set forth in such certificate and the warrant indenture dated as of December 31, 2004 and encloses herewith a certified cheque, bank draft or money order payable at par in the City of Toronto, Ontario to the order of Jaguar Mining Inc. in payment in full of the subscription price for the Common Shares hereby subscribed for.
     Capitalized terms used herein shall have the meanings given to them in the warrant indenture dated as of December 31, 2004, as amended and supplemented by the First Supplemental Warrant Indenture dated as of December 20, 2005 (the “Warrant Indenture”) and the Second Supplemental Warrant Indenture dated as of February 28, 2007 (“Second Supplemental Warrant Indenture”). The undersigned hereby directs that the said Common Shares be issued as follows:

NUMBER OF
WARRANTS
NAMES(S) IN FULL	ADDRESS(ES)	EXERCISED

NOTE: (1) The signature to this transfer must correspond with the name as recorded on the Warrants in every particular without alteration or enlargement or any change whatever. The signature of the person executing this transfer must be guaranteed by an authorized officer of a Canadian Schedule 1 chartered bank or by a medallion signature guarantee from a member recognized under the Signature Medallion Guarantee Program or from a similar entity in the United States, if this transfer is executed in the United States, or in accordance with industry standards.

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The undersigned certifies as follows (check one box):

A	☐	The undersigned (i) is not a “U.S. person”, within the meaning of Regulation S under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or a person in the United States (ii) is not exercising this Warrant for the account or benefit of any U.S. person or persons in the United States, (iii) did not execute or deliver this Subscription Form within the United States and (iv) has in all other aspects complied with the terms of Regulation S under the U.S. Securities Act.

B	☐	The undersigned is an “accredited investor”, that satisfies the criteria set forth in Rule 501(a) of the U.S. Securities Act, exercising these Warrants for its own account or the account of an “accredited investor” over which it exercises sole investment discretion, and has provided to the Corporation an executed representation letter, substantially in the form attached as Schedule “C” to the Second Supplemental Warrant Indenture, a copy of which is available upon request from the Warrant Agent of the Corporation.
* Unless box B above has been checked, Warrants may not be exercised within the United States or by, or for the account or benefit of, any U.S. Person (as defined in Regulation S under the U.S. Securities Act) or person in the United States and Common Shares and any Early Exercise Shares will not be issued to any person who has set out an address in the United States nor shall any certificates representing Common Shares be delivered to any U.S. address.
The undersigned has specifically requested that this subscription and all documents referred to herein or related thereto, be drafted in the English language. Le soussigné a expressément demandé que cette souscription ainsi que tous les documents auxquels elle fait référence ainsi que tout document y relié, soient rédigés en langue anglaise.
DATED this            day of           , .

Signature of Warrantholder	Signature of Guarantor

Print Name

Address
[ ] Please check this box if the securities are to be delivered at the office where these Warrants are surrendered, failing which the securities will be mailed.

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SCHEDULE “C” TO SECOND SUPPLEMENTAL WARRANT
INDENTURE
U.S. REPRESENTATION LETTER
TO: Jaguar Mining Inc. (the “Corporation”)
Ladies and Gentlemen:
This U.S. Representation Letter is being delivered in connection with the exercise of warrants of the Corporation (the “Warrants”) issued pursuant to a warrant indenture dated as of December 31, 2004, as amended and supplemented by the First Supplemental Warrant Indenture dated as of December 20, 2005 (the “Warrant Indenture”) and the Second Supplemental Warrant Indenture dated as of February 28, 2007 (“Second Supplemental Warrant Indenture”). Capitalized terms used but not defined herein should have the meaning ascribed thereto in the Warrant Indenture and Second Supplemental Warrant Indenture. In connection with the acquisition by the purchaser (the “Subscriber”) on exercise of the Warrants of common shares (the “Common Shares”) and any Exchange Shares including any Early Exercise Shares, the Subscriber or the undersigned on behalf of the Subscriber, as the case may be, hereby represents and agrees for your benefit that:
1.	the Subscriber is authorized to consummate the purchase of the Common Shares, any Early Exercise Shares and any Exchange Shares.

2.	the Subscriber is an “accredited investor” (an “Accredited Investor”) as defined in Rule 501(a) of Regulation D under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), which is set forth in Annex A hereto.

3.	The Subscriber is an Accredited Investor and is acquiring the Common Shares, any Early Exercise Shares, and any Exchange Shares, either for its own account or for one or more accounts of Accredited Investors as to which it exercises sole investment discretion, in either case for investment purposes, and not with a view to any resale, distribution or other disposition thereof in violation of United States securities laws or applicable state securities laws.

4.	The Subscriber understands and acknowledges that the Common Shares, Early Exercise Shares and Exchange Shares have not been and will not be registered under the U.S. Securities Act or any applicable state securities laws and may not be offered or sold within the United States except to Accredited Investors in reliance upon the exemption from the registration requirements of the U.S. Securities Act provided by Rule 506 of Regulation D under the U.S. Securities Act. The Subscriber understands and acknowledges that the Corporation is under no obligation to file a registration statement with respect to any of the Common Shares, any Early Exercise Shares, or any Exchange Shares or to assist the Subscriber in complying with an exemption from the registration.

5.	The Subscriber understands that the Securities are “restricted securities” as defined in Rule 144 under the U.S. Securities Act and agrees that it will not re-

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offer, resell, pledge, hypothecate or otherwise transfer any of the Common Shares, any Early Exercise Shares, or any Exchange Shares (or securities that may be received in replacement thereof or in exchange therefor) except: (a) to the Corporation, (b) outside the United States in accordance with Rule 904 of Regulation S under the U.S. Securities Act and in compliance with applicable local laws and regulations; (c) within the United States in compliance with the exemption from registration under the U.S. Securities Act provided by Rule 144 or Rule 144A thereunder, if applicable, and in compliance with any applicable state securities laws; or (d) in a transaction that does not require registration under the U.S. Securities Act or any applicable state securities laws, and has furnished to the Corporation an opinion of counsel of recognized standing in form and substance reasonably satisfactory to the Corporation to such effect. The Subscriber also agrees that each certificate for the Common Shares, any Early Exercise Shares and any Exchange Shares (and any certificate issued in replacement thereof or in exchange therefor) shall bear a restrictive legend in substantially the following form and that an appropriate stop transfer order implementing the same shall be lodged with the transfer agent for the Common Shares, any Early Exercise Shares and any Exchange Shares:
THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”). THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF JAGUAR MINING INC. (THE “CORPORATION”) THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT, (C) WITHIN THE UNITED STATES IN ACCORDANCE WITH THE EXEMPTIONS FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY RULE 144 OR RULE 144A THEREUNDER, IF AVAILABLE OR (D) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT, IN EACH CASE IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA. PROVIDED THAT THE CORPORATION IS A “FOREIGN ISSUER” WITHIN THE MEANING OF REGULATION S, A NEW CERTIFICATE, BEARING NO LEGEND, DELIVERY OF WHICH WILL CONSTITUTE “GOOD DELIVERY” MAY BE OBTAINED FROM COMPUTERSHARE TRUST COMPANY OF CANADA UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM

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SATISFACTORY TO COMPUTERSHARE TRUST COMPANY OF CANADA AND THE CORPORATION, TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT.”
provided that, if the Securities are being sold under Rule 904 of Regulation S under the U.S. Securities Act at a time when the Corporation is a “foreign issuer” as defined in Rule 902 of Regulation S under the U.S. Securities Act, the legend may be removed by providing a declaration to the registrar and transfer agent for the Common Shares, to the effect set forth in Schedule “B” to the Warrant Indenture (or such other evidence of exemption as the registrar and transfer agent or the Corporation may from time to time prescribe, which may include an opinion of counsel in form and substance satisfactory to the Corporation and the registrar and transfer agent); provided, further, that, if any such Common Shares are being sold under Rule 144 under the U.S. Securities Act or Section 5(d) above and in compliance with applicable state securities laws, the legend may be removed by delivery to the registrar and transfer agent of an opinion of counsel in form and substance satisfactory to the registrar and transfer agent and the Corporation to the effect that such legend is no longer required under applicable requirements of the U.S. Securities Act or state securities laws.

6.	The Subscriber represents that it has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Common Shares, and any Early Exercise Shares. The Subscriber acknowledges that it has had access to such information concerning the Corporation as it has deemed necessary to make an informed decision to purchase the Common Shares and any Early Exercise Shares, and has been afforded the opportunity to ask questions and receive answers from representatives of the Corporation regarding the Corporation and the terms and conditions relating to investment in the Corporation, and all such questions have been answered to its full satisfaction.

7.	The Subscriber is not purchasing the Common Shares and any Early Exercise Shares as a result of any general solicitation or general advertising (as these terms are used in Regulation D under the U.S. Securities Act), including, but not limited to any advertisement, article, notice or other communication published in any newspaper, magazine or similar medium or broadcast over television or radio or any seminar or meeting whose attendees have been invited by general solicitation or general advertising.

8.	The Subscriber consents to the Corporation making a notation on its records or giving instructions to any transfer agent of the Common Shares, any Early Exercise Shares and any Exchange Shares in order to implement the restrictions on transfer set forth and described herein.

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9.	The Subscriber understands and acknowledges that the Corporation is not obligated to remain a “foreign issuer” within the meaning of Regulation S under the U.S. Securities Act.

10.	If required by applicable securities legislation, regulatory policy or order or by any securities commission, stock exchange or other regulatory authority, the Subscriber will execute, deliver and file and otherwise assist the Corporation in filing reports, questionnaires, undertakings and other documents with respect to the issue of the Common Shares, any Early Exercise Shares and any Exchange Shares.

11.	The Subscriber acknowledges that a purchase of the Common Shares, any Early Exercise Shares, and any Exchange Shares involves a high degree of risk and Subscriber has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of the prospective investment, and can afford the complete loss of its purchase price for the Common Shares, any Early Exercise Shares and any Exchange Shares.
Dated                     , 200 .

(Print name of Subscriber)

By:

Name:

Title:

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ANNEX A
DEFINITION OF ACCREDITED INVESTOR
“Accredited Investor” means any entity which comes within any of the following categories:
(1)	Any bank as defined in Section 3(a)(2) of the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), or any savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act whether acting in its individual or fiduciary capacity; any broker dealer registered pursuant to Section 15 of the U.S. Securities Exchange Act of 1934; any insurance company as defined in Section 2(a)(13) of the U.S. Securities Act; any investment company registered under the Investment Company Act of 1940 or a business development company as defined in Section 2(a)(48) of that Act; any Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958; any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees if such plan has total assets in excess of US$5,000,000; any employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 if the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of US$5,000,000, or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors (as such term is defined in Rule 501(a) of Regulation D);

(2)	Any private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

(3)	Any organization described in Section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of US$5,000,000;

(4)	Any director or executive officer of Jaguar Mining Inc.;

(5)	Any natural person whose individual net worth, or joint net worth with that person’s spouse, at the time of his purchase exceeds US$1,000,000;

(6)	Any natural person who had an individual income in excess of US$200,000 in each of the two most recent years or joint income with that person’s spouse in excess of US$300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

(7)	Any trust with total assets in excess of US$5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person (being defined as a person who has such knowledge and

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experience in financial and business matters that he or she is capable of evaluating the merits and risks of the prospective investment); or

(8)	Any entity in which all of the equity owners are accredited investors (as such term is defined in Rule 501(a) of Regulation D under the U.S. Securities Act).

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Document No. 19
FIRST SUPPLEMENTAL WARRANT INDENTURE
Between
JAGUAR MINING INC.
- and -
COMPUTERSHARE TRUST COMPANY
December 20, 2005

ARTICLE 1 AMENDMENT OF SUBSECTION 2.1.3 OF THE WARRANT INDENTURE	2
1.1 Amendment of Subsection 2.1.3 of the Warrant Indenture	2
ARTICLE 2 ADDITIONAL WARRANTS	2
2.1 Issue of Additional Warrants	2
2.2 Legended Additional Warrant Certificates	2
2.3 Exchange of Warrants	3
2.4 Exercise of Warrants	3
2.5 Subscription for Less Than Entitlement	3
ARTICLE 3 GENERAL	4
3.1 Interpretation	4
3.2 First Supplemental Warrant Indenture	4
3.3 Words Importing the Singular	4
3.4 Interpretation not Affected by Headings	4
3.5 Day not a Business Day	4
3.6 Time of the Essence	4
3.7 Governing Law	4
3.8 Provisions of First Supplemental Warrant Indenture for the Sole Benefit of Parties and Warrantholders	5
3.9 Regulatory Compliance	5
3.10 Counterparts and Formal Date	5

THIS FIRST SUPPLEMENTAL WARRANT INDENTURE dated as of the 20th day of December, 2005
BETWEEN:
JAGUAR MINING INC.
a corporation incorporated under the laws of Ontario
(hereinafter called the “Corporation’’)
AND:
COMPUTERSHARE TRUST COMPANY OF CANADA
a trust company, incorporated under the laws of Canada and duly authorized to carry on the trust business in each Province of Canada
(hereinafter called the “Warrant Agent”)
WHEREAS:
A. The Corporation and the Warrant Agent entered into a warrant indenture dated as of December 31, 2004 (the “Warrant Indenture”) pursuant to which 4,762,500 common share purchase warrants of the Corporation (the “Warrants”) have been issued and are outstanding as of the date hereof prior to the issuance of the Additional Warrants (as hereinafter defined);
B. Each whole Warrant issued under the Warrant Indenture entitles the holder thereof to purchase, subject to adjustment upon certain events, one common share at a price of $4.50 per common share at any time prior to 5:00 p.m. (Toronto time) on December 31, 2007 upon terms and condition set forth in the Warrant Indenture;
C. Section 6.1 of the Warrant Indenture provides that from time to time the Corporation and the Warrant Agent may, subject to the provisions of the Warrant Indenture and with the prior consent of the Exchange, execute and deliver by their proper officers or directors, indentures or instruments supplemental to the Warrant Indenture, which thereafter shall form part of the Warrant Indenture;
D. The Corporation has received the requisite approval of its board of directors to issue additional warrants (the “Additional Warrants”) having the same terms, conditions and attributes as the Warrants and to execute and deliver a first supplemental warrant indenture as contemplated by section 6.1 of the Warrant Indenture to provide for the issuance of the Additional Warrants under the Warrant Indenture;
E. The Corporation and the Warrant Agent have agreed to adjust certain parts of Subsection 2.1.3 and of the Warrant Indenture in order to provide for the issuance and exercise of the Additional Warrants;

F. The issuance of the Additional Warrants is for a purpose that is not inconsistent with the terms of the Warrant Indenture and the rights of the Warrant Agent and the Warrantholders as a group are not impaired or otherwise prejudiced hereby; and
G. The foregoing recitals are made as statements of fact by the Corporation and not by the Warrant Agent.
NOW THEREFORE THIS FIRST SUPPLEMENTAL WARRANT WITNESSES that for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties covenant and agree as follows.
ARTICLE 1
AMENDMENT OF SUBSECTION 2.1.3
OF THE WARRANT INDENTURE
1.1 Amendment of Subsection 2.1.3 of the Warrant Indenture
Paragraph 2.1.3(c) is hereby deleted in its entirety and replaced as follows:
“... (c) up to 309,638 Warrants upon exercise by the Agents of the Broker Warrants from time to time; and”
Subsection 2.1.3 is hereby amended by the insertion of new paragraph 2.1.3(d) as follows:
“... (d) additional Warrants authorized pursuant to any supplemental indenture entered into in accordance with Section 6.1 hereof upon receipt of written order by the Corporation as given to the Warrant Agent from time to time .”
ARTICLE 2
ADDITIONAL WARRANTS
2.1 Issue of Additional Warrants
A total of 350,000 Additional Warrants are hereby created and authorized to be issued under this First Supplemental Warrant Indenture and the Warrant Indenture and shall be executed by the Corporation and certified by or on behalf of the Warrant Agent in accordance with Sections 2.6 and 2.7 of the Warrant Indenture upon the written order of the Corporation delivered by the Corporation in accordance with Subsection 2.1.4. The Additional Warrants shall be deemed to be issued under the Warrant Indenture and shall rank pari passu with the Warrants. From and after the date of issuance of the Additional Warrants, the Additional Warrants shall be deemed to be “Warrants” for the purposes of the Warrant Indenture.
2.2 Legended Additional Warrant Certificates
Each Additional Warrant certificate (the “Additional Warrant Certificates”) issued hereunder shall bear the legend set forth in Subsection 2.17.2 of the Warrant Indenture if such legend is required by that subsection and the following additional legends:
“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITIES

BEFORE ●, 2006 [THE DAY THAT IS FOUR MONTHS AND ONE DAY FROM THE DATE OF ISSUANCE].
THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE (“TSX”); HOWEVER, THE SAID SECURITIES CANNOT BE TRADED THROUGH THE FACILITIES OF THE TSX SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON THE TSX.”
2.3 Exchange of Warrants
Subsection 2.8 of the Warrant Indenture is hereby amended by adding the following sentence to the end of the subsection:
“Any Warrant Certificates issued before the date that is four months and one day from the date of the First Supplemental Warrant Indenture in exchange for Additional Warrant Certificates that bear the legends set forth in Section 2.2 of the First Supplemental Warrant Indenture shall bear the same legends, in addition to the legends set forth in Subsection 2.17.2 of the Warrant Indenture.”
2.4 Exercise of Warrants
If the date of exercise of any Additional Warrants occurs before a date that is four months and one day from the date hereof, the certificates representing the Shares issued upon such exercise shall bear the legend set forth in Subsection 2.2 hereof, in addition to the legend set forth in Subsection 2.17.2 of the Warrant Indenture if such legend is required by that subsection.
2.5 Subscription for Less Than Entitlement
(a)	If a holder of any Additional Warrants subscribes for and purchases any lesser number of Shares than the number of Shares to which such holder is entitled to upon the exercise of the Additional Warrant Certificates, such holder shall be entitled to rely on section 3.3 of the Warrant Indenture.

(b)	Any certificates representing the Shares and the new Warrant Certificate to be issued to a holder of Additional Warrants pursuant to paragraph 2.5(a) hereof before the date that is four months and one day from the date hereof shall bear the legend set forth in Subsection 2.2 hereof, in addition to the legend set forth in Subsection 2.17.2 of the Warrant Indenture if such legend is required by that subsection.

ARTICLE 3
GENERAL
3.1 Interpretation
Capitalized terms used but not defined in this First Supplemental Warrant Indenture have the meanings given to them in the Warrant Indenture.
3.2 First Supplemental Warrant Indenture
This First Supplemental Warrant Indenture is supplemental to the Warrant Indenture. The Warrant Indenture shall henceforth be read in conjunction with this First Supplemental Warrant Indenture. The Warrant Indenture and this First Supplemental Warrant Indenture shall henceforth have effect so far as practicable as if all the provisions thereof were contained in one instrument and unless otherwise herein expressly provided or unless there is something in the subject matter or context hereof inconsistent therewith.
3.3 Words Importing the Singular
Words importing the singular include the plural and vice versa and words importing the masculine gender include the feminine and neuter genders.
3.4 Interpretation not Affected by Headings
The division of this First Supplemental Warrant Indenture into Articles, and Sections and subsections, the provision of a table of contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this First Supplemental Warrant Indenture.
3.5 Day not a Business Day
If the day on or before which any action (other than the exercise of a Warrant) would otherwise be required to be taken or is contemplated to commence hereunder is not a Business Day, that action will be required to be taken and such procedure will commence on or before the requisite time on the next succeeding day that is a Business Day.
3.6 Time of the Essence
Time shall be of the essence in all respects in this First Supplemental Warrant Indenture and the Additional Warrants Certificates.
3.7 Governing Law
This First Supplemental Warrant Indenture and Additional Warrant Certificates shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein and shall be treated in all respects as an Ontario contract.

3.8	Provisions of First Supplemental Warrant Indenture for the Sole Benefit of Parties and Warrantholders
Nothing in this First Supplemental Warrant Indenture, expressed or implied, shall give or be construed to give to any person other than the parties hereto and the holders from time to time of the Warrants any legal or equitable right, remedy or claim under this First Supplemental Warrant Indenture, or under any covenant or provision therein contained, all such covenants and provisions being for the sole benefit of the parties hereto and the Warrantholders.
3.9 Regulatory Compliance
No change may be made to this First Supplemental Warrant Indenture (including by way of further supplemental warrant indenture) unless such change may be made without the consent of any regulatory authority or is made with the consent of such regulatory authority, and is otherwise lawful.
3.10 Counterparts and Formal Date
This First Supplemental Warrant Indenture may be simultaneously executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution shall be deemed to bear the date set out at the top of the first page of this First Supplemental Warrant Indenture.
IN WITNESS WHEREOF the parties hereto have executed this First Supplemental Warrant Indenture as of the date first written above.

JAGUAR MINING INC.

Per:
Authorized Signatory
I have the authority to bind the corporation

COMPUTERSHARE TRUST COMPANY OF CANADA

Per:

Authorized Signatory
I have the authority to bind the corporation

Per:

Authorized Signatory
I have the authority to bind the corporation

Document No. 20
Form 51-102F3
MATERIAL CHANGE REPORT
Section 7.1 of National Instrument 51-102
Continuous Disclosure Obligations
ITEM 1: NAME AND ADDRESS OF REPORTING ISSUER
Jaguar Mining Inc.
48 Pleasant Street
Concord, NH 03301
USA
ITEM 2: DATE OF MATERIAL CHANGE
April 27, 2007
ITEM 3: PRESS RELEASE
A press release with respect to the material change described herein was issued in Concord, New Hampshire through CNW Group on April 27, 2007. A copy of the press release is attached hereto as Schedule A.
ITEM 4: SUMMARY OF MATERIAL CHANGE
Jaguar Mining Inc. (“Jaguar” or “the Company”) announced mining details of its development plans for its Caeté gold project on April 27, 2007. Jaguar has completed the initial phase of a scoping study to take advantage of the infrastructure and the crushing and screening plant at its Caeté gold processing operation in the state of Minas Gerais, Brazil. Jaguar expects to implement the Caeté gold project in three phases over the next five years. A feasibility study for phase one is currently underway and scheduled to be completed during the third quarter of 2007. Jaguar targets initial annual gold production capacity of 90,000 oz at Caeté commencing in the latter half of 2008 and expanding to 150,000 oz per year in 2011.
ITEM 5: FULL DESCRIPTION OF MATERIAL CHANGE
From new exploration data obtained on the Roça Grande and Pilar targets, the Company plans to construct a centralized CIP (carbon-in-pulp) or CIL (carbon-in-leach) processing plant to process the sulfide ore from Pilar, Roça Grande and other nearby targets. This new plant is expected to utilize much of the existing infrastructure located at the recently closed CIC (carbon-in-column) facility. In addition, by utilizing the existing Caeté plant site, Jaguar expects to minimize environmental impact. Also, the Company anticipates that permitting for the installation license will be received more expeditiously than if an entirely new processing plant was to be built.
Location and Project Details
Located some 40 km east of Belo Horizonte, the Caeté heap leach CIC (carbon-in-column) plant was purchased by Jaguar from Companhia Vale do Rio Doce (“CVRD”) in 2003. The facility operated between 2004 and mid-December 2006, processing approximately 1,500 tpd of oxide ore from nearby open pit mines and produced approximately 40,000 oz of gold. Gold processing operations at the Caeté facility were discontinued in late 2006 as oxide ore zones supplying the plant were depleted. Jaguar’s metallurgical laboratory and testing facilities, which are located adjacent to the Caeté plant, have remained in operation.
The recently completed initial phase of the scoping study for a renovated Caeté operation yielded the following key production and resource target levels:
Phase 1 Targets:
Start date: 3Q 2008
Capacity: 600,000 tpy (ROM)
Gold production: 90,000 oz/yr
Measured and indicated resources: 500,000 to 600,000 oz (Pilar and Roça Grande only)
Cash cost per oz: US $227
Exchange rate: 1US$= 2.2R$
Phase 2 Targets:
Completion date: 2010
Capacity: 800,000 tpy (ROM)
Gold production: 120,000 oz/yr
Measured and indicated resources: 1,000,000 oz (total of 9 ore bodies)
Phase 3 Targets:
Completion date: 2011
Capacity: 1,000,000 tpy (ROM)
Gold production: 150,000 oz/yr
Measured and indicated resources: 1,500,000 oz (total of 9 targets)
As part of the Company’s effort to identify and add the estimated gold resources detailed above, 75,000 meters of additional drilling are planned over the next five years in the nearly 27,000 acres of mineral properties in the Sabará region identified to supply the Caeté processing plant.
The Company expects to complete the feasibility study for the Caeté project during the third quarter of 2007 and move directly into the construction phase.
Drill Results
Significant drilling efforts were conducted by Jaguar on the Roça Grande ore body during 2006 and exploration continues today with 9 active drill rigs. In addition to Roça Grande, the Company’s exploration efforts at Pilar have recently yielded a new mineralized zone.

Management believes this new-found zone could lead to a significant addition to Jaguar’s resource estimates.
Pilar
Current exploration work at Pilar is focused on the development of drifts to expose the ore zone in Level 1 of the mine at the 690 m elevation (sea level).
After completing a 5 meter by 5 meter access ramp 403 meters in length to Level 1, which was started in August 2005, a total of 1,537 meters of exploration drifts have been established, including;
a) 276 meters of access drifts to maneuver machinery/vehicles and drilling stations,
b) 1,239 meters of drifts in the mineralized structure, and
c) 22 meters of cross-cuts for geological mapping and definition of ore contact zones.
Through the first quarter of 2007, more than 670 meters of underground development have been completed at Pilar, and approximately 1,887 meters have been drilled in 30 holes in underground and 944 meters in 3 holes on surface. Highlights of the drill results are included in tabular form in the attached press release.
Roça Grande
The Roça Grande ore body was initially mined by the Portuguese in the 18th and 19th centuries. Exploration work in the area began in 1973 by CVRD. CVRD’s work included detailed soil sampling, 11,250 meters of trenching and 31,000 meters of drilling, both diamond and auger. CVRD identified and evaluated several targets, and estimated gold resources at 550,000 oz. Between 2000 and 2002, CVRD carried out open pit mining at several of the ore bodies delineated, and built the Caeté Plant.
In April 2006, Jaguar concluded its audit of CVRD resources and defined a complementary drilling program with the objective of defining the resources compliant to NI 43-101.
Jaguar’s current exploration program includes the re-interpretation and re-evaluation of the ore bodies delineated by CVRD as well as complementary drilling. The program consists of 22,000 meters of diamond drilling to be completed by mid-2007. Thus far, 15,600 meters have been drilled in 86 holes with activities focused on the RG-1, RG-7 and RG-2 ore bodies.
Highlights of the drill results from Jaguar’s exploration effort at Roça Grande are included in tabular form in the attached press release.
In order to expose ore zones RG-1 and RG-7 underground, the Company plans to excavate a drift to reach the gold mineralization at the 1,110 m elevation (sea level). The Company expects that approximately 700 meters will be excavated in connection with this underground development with work already in progress.
The potential quantity and grade from the exploration data for both Pilar and Roça Grande are conceptual in nature. There has been insufficient exploration to define a mineral resource and it is uncertain if further exploration will result in either target being delineated as a mineral resource.
The results of the initial scoping study and drilling results were reviewed by Ivan C. Machado, M.Sc., P.E., P.Eng., Principal of Salt Lake City based TechnoMine Services, LLC. Mr. Machado serves as Jaguar’s independent Qualified Person in accordance with NI 43-101.
Additional information concerning the Caeté Project, including project location map, drill hole location maps, vertical sections and complete drill results tables can be found at:
http://www.jaguarmining.com/s/PressReleases.asp?ReportID=183037#maps
ITEM 6: RELIANCE ON SUBSECTION 7.1(2) or (3) of NATIONAL INSTRUMENT 51-102
Not applicable.
ITEM 7: OMITTED INFORMATION
Not applicable.
ITEM 8: EXECUTIVE OFFICER
Daniel R. Titcomb
President and Chief Executive Officer
(603) 224-4800
ITEM 9: DATE OF REPORT
May 4, 2007.

By:	(signed) Daniel R. Titcomb Daniel R. Titcomb
President and Chief Executive Officer

Schedule A
See attached press release.

Document No. 21
FORM 51-102F3
MATERIAL CHANGE REPORT
1.	Name and Address of the Company:

Jaguar Mining Inc. 48 Pleasant Street, Concord, NH 03301 United States of America
2.	Date of Material Change

March 12, 2007

3.	Press Release

A press release with respect to the material change described herein was issued in Concord, New Hampshire through CNW Group on March 12, 2007.

4.	Summary of Material Change

Jaguar Mining Inc. (“Jaguar” or “the Company”) announced on March 12, 2007 that it entered into a formal agreement with Xstrata plc (“Xstrata”) for Jaguar to explore the Pedra Branca Gold Project (“Project”) in the State of Ceará in Northern Brazil. Under the terms of the agreement, Jaguar and Xstrata will form a joint venture company or companies to mine economic gold deposits in the Project. For an aggregate fee of US$150,000 over the next two years, Jaguar will have the option to hold a 51 percent ownership interest in the new enterprise by investing an aggregate US$3.85 million in exploration expenditures within the next four years. Jaguar is subject to annual exploration expenditure targets for each year in which it maintains the option. Jaguar has the opportunity to increase its ownership interest in certain gold deposits to 60 percent through a further investment of US$3.0 million by the fifth anniversary of the agreement, subject to the rights of Xstrata to return to their 49 percent interest through additional contributions to the joint venture, for certain properties which have gold deposits of two million ounces or more. Certain properties within the Project that are dominated by base metal deposits, or which have gold deposits of less than one million ounces, may be held in different ownership percentages and be subject to different conditions, or removed from the joint venture.

5.	Full Description of Material Change

Jaguar announced on March 12, 2007 that it entered into a formal agreement with Xstrata for Jaguar to explore the Project in the State of Ceará in Northern Brazil. Under the terms of the agreement, Jaguar and Xstrata will form a joint venture company or companies to mine economic gold deposits in the Project. For an aggregate fee of US$150,000 over the next two years, Jaguar will have the option to hold a 51 percent ownership interest in the new enterprise by investing an aggregate US$3.85 million in exploration expenditures within the next four years. Jaguar is subject to annual exploration expenditure targets for each year in which it maintains the option. Jaguar has the opportunity to increase its ownership interest in certain gold deposits to 60 percent through a further investment of US$3.0 million by the fifth anniversary of the agreement, subject to the rights of Xstrata to return to their 49 percent interest through additional contributions to the joint venture, for certain properties which have gold deposits of two million ounces or more. Certain properties within the Project that are dominated by base metal deposits, or which have gold deposits of less than one million ounces, may be held in different ownership percentages and be subject to different conditions, or removed from the joint venture.
The Jaguar-Xstrata joint venture has mineral rights to 37 concessions totaling approximately 159,000 acres in a 65-km shear zone. The concessions are located in and around municipal areas with excellent infrastructure. The area is characterized by relatively dry weather, facilitating year-round operations.
Xstrata’s exploration team has performed preliminary work on two large anomalies referred to as Coelho and Mirador. The initial exploration work on these two targets include:
(a) Geophysical mapping
(b) Drainage geochemistry: 625 samples
(c) Soil geochemistry: 6,570 samples
(d) Trenches: 2,822m
(e) Channel and ship samples: 2,249 units
The relatively shallow work to-date on the Coelho and Mirador targets has provided some promising results with respect to gold mineralization averaging between 2.3-2.5 g/t observed in the 21 surface samples taken by Xstrata. Based on this information, which was provided to Jaguar in greater detail, Jaguar intends to conduct further exploration at the Project to determine the extent of the gold resources at Pedra Branca. If mineralization is determined to exist in commercial quantities, Jaguar intends to prepare and file a technical report consistent with National Instrument 43-101 at the appropriate time.

For the most part, the mineralized formations uncovered by Xstrata’s preliminary efforts are open along the extremity and lead both companies’ geologists to believe the area has significant potential for gold mineralization, which could include the presence of both oxide and sulfide formations in large structures.

The preliminary exploration program carried out by Xstrata only covered 25 km of this zone, with 10 km of soil anomalies identified. Jaguar intends to develop and execute a comprehensive exploration program at the Project during 2007 and 2008 to further delineate and measure the gold mineralization through further trenching and diamond core drilling.

6.	Reliance on Section 7.1(2) or (3) of National Instrument 51-102

N/A

7.	Omitted Information

N/A

8.	Executive Officer

Daniel R. Titcomb President (603) 224-4800

9.	Date of Report

March 16, 2007

Document No. 22
FORM 51-102F3
MATERIAL CHANGE REPORT
1.	Name and Address of the Company:

Jaguar Mining Inc. 48 Pleasant Street, Concord, NH 03301 United States of America

2.	Date of Material Change

February 23, 2007

3.	Press Release

A press release with respect to the material change described herein was issued in Concord, New Hampshire through CNW Group on February 23, 2007.

4.	Summary of Material Change

Jaguar Mining Inc. (“Jaguar” or “the Company”) announced on February 23, 2007 that it completed a pre-feasibility study on its Paciência Project Santa Isabel Mine property located in the state of Minas Gerais in Brazil and is reclassifying mineral resources as mineral reserves. The Company expects to file a technical report in accordance with the Standards of Disclosure for Mineral Projects as defined by National Instrument 43-101 within 45 days of the announcement. All figures are in U.S. dollars unless otherwise indicated.

5.	Full Description of Material Change

Jaguar announced on February 23, 2007 that it completed a pre-feasibility study on its Paciência Project Santa Isabel Mine property located in the state of Minas Gerais in Brazil and is reclassifying mineral resources as mineral reserves. The Company expects to file a technical report in accordance with the Standards of Disclosure for Mineral Projects as defined by National Instrument 43-101 within 45 days of the announcement.

Based on the findings of the pre-feasibility study, Jaguar is advancing its 100% owned Paciência Project toward production of approximately 75,000 ounces of gold per year at an average cash cost of $221 per ounce over an estimated initial 5.1 year mine life. Jaguar believes it will bring additional resources into the mine plan as exploration results are evaluated. These additional resources are expected to increase the mine life and annual production rate beyond the present estimate. The Company is proceeding with development plans, finalizing the feasibility study and the filing of NI 43-101 independent technical reports. The process to obtain the necessary permits is underway. The Installation License (LI) is expected to be issued in March 2007 and the initial production slated for Q2 2008.

Mining Plan, Reserves and Project Economics
A gold price of $550 per ounce was used in the evaluation of the Project’s viability. The pre-tax net cash flow over the initial life of the project is estimated at $116.5 million using the following estimates:

Mineral Reserves:	2,714,000 tonnes @ 4.52 g/t Au, containing approximately 394,450 oz of gold
Mill Feed Grade:	4.39 g/t Au
Mining Rate:	275,000 tonnes for 2008;
600,000 tonnes per year 2009 forward
Process Recovery:	93%
Annual Average Production:	75,000 oz per year
Mine Life:	5.1 years
Start Production:	Q2 2008
Capital Cost:	$42.0 million
Average Cash Cost:	$221 per oz
Total Production Cost:	$333 per oz, including invested capital
Assumed Exchange Rate:	Construction Period: R$2.2=US$1
Operating Period: R$2.5=US$1
IRR Gold @ US$550/oz:	27.5%
NPV @ 8%:	$18.7 million after tax
NPV @ 0%:	$50.8 million after tax
Jaguar intends to use a cut and fill method at the Santa Isabel Mine, which contemplates a treated tailings backfill system. As part of the Santa Isabel mine development, approximately 2.8 km of access ramps, stopes and cross cuts have been developed, along with 36,000 m of drilling by Jaguar and previous owners. A total of 2 km of underground development work is planned during 2007. Of the $42 million capital cost noted above, Jaguar has invested approximately $10 million for exploration, infrastructure and mine development at Santa Isabel.
The processing facilities will include crushing and grinding circuits followed by a gravity separation circuit, which is expected to recover approximately 40 percent of the available gold, along with a leaching and carbon-in-pulp adsorption/desorption/recovery (CIP-ADR) plant to process the downstream gravity removed ore pulp. Civil works for the CIP-ADR processing facility is planned to begin in March 2007. The Company anticipates major systems will be substantially completed by the end of this year.
Mineral Resources
The Santa Isabel Mine pre-feasibility study identified measured and indicated resources of 430,260 ounces and inferred resources of 73,580 ounces to a depth of 300 m from surface. The resource estimates in table 1 below were determined using a capping grade of 95 g/t and a low cut-off grade of 1.5 g/t.

Table 1 — Paciência Region, Santa Isabel Mine - Estimated Resources

	Tonnage	Grade	Ounces
Category	(mt)	(g Au/t)	(oz Au)
Measured (M)	871,170	5.59	156,590
			36.4%

Indicated (I)	1,702,230	5.00	273,670
			63.6%

(M + I)	2,573,400	5.20	430,260

Inferred	420,700	5.44	73,580
Table 2 below presents estimated gold resources for properties along the 12 km concessions in the Paciência Region that Jaguar controls. These are not included in the pre-feasibility study for the Santa Isabel Mine presented in Table 1.
Table 2 — Paciência Region, Other - Estimated Resources

	Tonnage	Grade	Ounces
Category	(mt)	(g Au/t)	(oz Au)
Measured (M)	1,642,000	3.68	194,295
			49.3%

Indicated (I)	1,567,000	3.97	200,000
			50.7%

(M + I)	3,209,000	3.82	394,040

Inferred	500,000	5.00	80,380
The measured and indicated gold resources presented in table 2 are based on a NI 43-101 technical report prepared by TechnoMine Services, LLC on the Quadrilátero Gold Project filed on SEDAR on December 20, 2004.
Geologic Setting
Jaguar’s Paciência Project is located in a prolific geological setting known as the Iron Quadrangle which has hosted and continues to host several world class gold mines.
The Santa Isabel Mine is located within the São Vicente Trend. This trend was discovered and intensively mined in the 17th and 18th centuries and is now recognized by large surface excavations of old mines. Mineralization within the ore body is variable, with grades between 100 to 500 g/t common due to the existence of coarse visible gold.
The pre-feasibility study was prepared by Ivan C. Machado, M.Sc., P.E., P.Eng., Principal of Salt Lake City based TechnoMine Services, LLC. Mr. Machado serves as Jaguar’s independent

Qualified Person in accordance with NI 43-101. The Company will file a technical report in accordance with the Standards of Disclosure for Mineral Projects as defined by National Instrument 43-101 within 45 days.
6.	Reliance on Section 7.1(2) or (3) of National Instrument 51-102

N/A

7.	Omitted Information

N/A

8.	Executive Officer

Daniel R. Titcomb President (603) 224-4800

9.	Date of Report

March 5, 2007

Document No. 23
FORM 51-102F3
MATERIAL CHANGE REPORT
1.	Name and Address of the Company:

Jaguar Mining Inc. 48 Pleasant Street, Concord, NH 03301 United States of America

2.	Date of Material Change

The receipt for the prospectus described below with respect to the early exercise of the Company’s listed warrants was received on February 5, 2007

3.	Press Release

A press release with respect to the material change described herein was issued in Concord, New Hampshire through CNW Group on February 5, 2007 and clarified on February 7, 2007.

4.	Summary of Material Change

Jaguar Mining Inc. (“Jaguar” or the “Company”) filed a preliminary short form prospectus in each of the provinces of Canada in connection with a proposal to issue up to 340,090 new common shares of Jaguar (“Common Shares”) to holders of its warrants (“Warrants”) listed on the Toronto Stock Exchange (“TSX”) who exercise such Warrants during a 30-day early exercise period (the “Early Exercise Period”) expected to commence on or about February 28, 2007 (the “Early Warrant Exercise”)

5.	Full Description of Material Change

Jaguar announced that it filed a preliminary short form prospectus in each of the provinces of Canada in connection with a proposal to issue up to 340,090 new Common Shares to holders of its Warrants listed on the TSX who exercise such Warrants during the Early Exercise Period expected to commence on or about February 28, 2007. If all Warrants are exercised during the Early Exercise Period, Jaguar will:
•	receive gross proceeds of approximately C$24 million on or before March 30, 2007 (the “Early Exercise Expiry Date”);

•	issue approximately 5,398,250 Common Shares pursuant to the exercise by the holders of Warrants in accordance with the original terms of the Warrants; and

•	issue up to 340,090 additional Common Shares to encourage the early exercise of the Warrants by the holders thereof, representing approximately 0.64% of all the Jaguar Common Shares outstanding including the 5,398,250 Common Shares issued pursuant to the exercise of the warrants.

The Early Warrant Exercise is intended to simplify Jaguar’s capital structure. The proceeds of the Early Warrant Exercise will be used by Jaguar for the advancement and development of the Corporation’s mineral properties, potential acquisitions, exploration activities and for general corporate purposes including future growth opportunities. The details of the Warrants are set out in the table below. The Warrants will continue to trade on the TSX during the Early Exercise Period.

		Exercise	Exercise
Stock	Expiry	Basis per	Price per
Symbol	Date	Warrant	Warrant
TSX: JAG.WT	Dec. 31, 2007	One Common Share	$4.50
Jaguar is proposing to amend the terms of the Warrants which expire December 31, 2007 and were issued pursuant to a warrant indenture (the “Warrant Indenture”) entered into with Computershare Trust Company of Canada dated December 31, 2004, as amended by the First Supplement Warrant Indenture dated December 20, 2005, such that holders of the Warrants would be entitled to receive the Common Shares issuable upon the exercise of the Warrants plus an additional fraction of a Common Share (as set forth in the table below) provided such holders exercise their Warrants during the Early Exercise Period.
Illustrative Early Exercise of 3,000 Warrants

Fraction of
Additional New
Share for each
Warrant
exercised during			Common
the Early	Warrants	Paid on	Shares
Exercise Period	Owned	Exercise	Received
0.063	3,000	C$4.50 per Warrant	3,189
If at least 66 2/3% of the Warrants are exercised during the Early Exercise Period, each unexercised Warrant (except for Warrants held by certain US Warrantholders) will be automatically exchanged, without any further action on the part of the Warrantholder (including payment of the exercise price thereof or any other additional consideration) for a fraction of a Common Share, in accordance with the following formula: (A) one plus (B) 0.063 multiplied by 50% minus (C) $4.50 divided by the lesser of (i) the volume weighted average trading price of the Common Shares on the TSX for the five trading days ending on the Early Exercise Expiry Date, and (ii) the closing price of the Common Shares on the Early Exercise Expiry Date. A substantial decline in the price or number of the Warrants (including the exercise of Warrants under the Early Warrant Exercise) or in trading of the Warrants could cause the Warrants to be de-listed further reducing market liquidity.
The transaction is subject to the receipt of all required regulatory approvals and consents, including approval by shareholders holding a majority of the Common Shares and holders of 66 2/3% of the Warrants other than Blackmont Capital Inc. its associates, affiliates and insiders (the “Disqualified Warrantholders”). The Board of Directors has received a fairness opinion from Blackmont Capital Inc. stating that this transaction is fair to Warrantholders (other than the Disqualified Warrantholders) and to the shareholders. The required shareholder approval will be sought by written consent. The required approval of Warrantholders will be sought at a meeting of Warrantholders to be held on February 28, 2007 with a record date of January 29, 2007. Jaguar mailed a management information circular to its Warrantholders on February 7, 2007.
Jaguar has filed a preliminary short form prospectus in each of the provinces of Canada, which remains subject to regulatory approval, to qualify the distribution of the Common Shares issuable upon the exercise of the Warrants. A copy of the preliminary short form prospectus dated February 1, 2007 relating to the distribution of such Common Shares is available on www.sedar.com under Jaguar’s profile. The Common Shares to be issued upon exercise of or exchange for Warrants have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption therefrom is available. Notwithstanding the foregoing, a Warrantholder who is in the United States or who holds a Warrant for the account or benefit of a U.S. person must be an “Accredited Investor” (as defined in Rule 501(a) of Regulation D under the U.S. Securities Act) and must deliver the subscription form and representation letter required by the Warrant Indenture at or before the Early Exercise Expiry Time in order to exercise their Warrants and receive Common Shares or to have their Warrants exchanged for Common Shares. Any such Warrantholder who does not comply with such requirements will not be permitted to exercise or exchange their Warrants and receive Common Shares, and their Warrants will remain outstanding following the completion of the transaction.
Blackmont Capital Inc. is acting as financial advisor to Jaguar with respect to the transaction. Blackmont is reported to hold approximately 26,625 Warrants representing approximately 0.5% of the outstanding Warrants.
6.	Reliance on Section 7.1(2) or (3) of National Instrument 51-102

N/A

7.	Omitted Information

N/A

8.	Executive Officer

Daniel R. Titcomb President (603) 224-4800

9.	Date of Report

February 13, 2007

Document No. 24
FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1	Reporting Issuer

Jaguar Mining Inc. 48 Pleasant Street Concord, NH 03301 United States of America

ITEM 2	Date of Material Change

January 31, 2007

ITEM 3	News Release

A press release with respect to material change described herein was issued in Concord, New Hampshire through CNW Group on February 1, 2007.

A copy of the news release is attached hereto as Schedule A.

ITEM 4	Summary of Material Change

The board of directors (the “Board”) of Jaguar Mining Inc. (“Jaguar”) adopted a shareholder rights plan (the “Plan”) effective January 31, 2007 for which shareholder ratification will be sought at the next annual meeting of the shareholders of Jaguar, expected to be held in May 2007. The terms of the Plan are contained in a rights agreement (the “Rights Agreement”) dated as of January 31, 2007 between Jaguar and Computershare Investor Services Inc., as rights agent. The Plan has been adopted to ensure the fair treatment of shareholders in connection with any take-over bid for common shares of Jaguar. The Plan seeks to provide shareholders with adequate time to properly assess a take-over bid without undue pressure. It also is intended to provide the Board with more time to fully consider an unsolicited take-over bid and, if considered appropriate, to identify, develop and negotiate other alternatives to maximize shareholder value.

ITEM 5	Full Description of Material Change

The following description of the Plan is a summary only. Reference is made to the Rights Agreement constituting the Plan, a copy of which is attached hereto as Schedule B.

The Board approved the Plan on January 31, 2007 and authorized the issue of one right (a “Right”) in respect of each outstanding common share of Jaguar (“Share”) to holders of record as at 4:00 p.m. (Toronto time) on January 31, 2007 (the “Record Time”).

Jaguar entered into the Rights Agreement with Computershare Investor Services Inc., as rights agent, to act in connection with the exercise of Rights, the issue of certificates evidencing the Rights and other related matters.
The principal terms and conditions of the Plan are summarized below.
Term
If ratified by the shareholders of Jaguar on or before July 27, 2007, the Plan will continue in force up to the end of Jaguar’s third annual meeting of shareholders after such approval.
Issue of Rights
On January 31, 2007, the Board implemented the Plan by authorizing the issue of one Right in respect of each outstanding Share to holders of record as at the Record Time. The Board also authorized the issue of one Right in respect of each Share issued after the Record Time and prior to the Separation Time (as defined below) and the Expiration Time.
Exercise of Rights
The Rights are not exercisable initially and certificates representing the Rights will not be sent to shareholders. Until the Separation Time (as defined below), the Rights will be transferred with the associated Shares. The Rights will separate from the Shares and become exercisable at the close of business on the tenth business day after the earlier of the first public announcement of facts indicating that a person has acquired Beneficial Ownership (as defined in the Plan) of 20% or more of the Shares or the commencement of, or first public announcement of, the intent of any person to commence a take-over bid which would result in such person Beneficially Owing 20% or more of the Shares, or the date upon which a Permitted Bid or Competing Permitted Bid (as defined in the Plan) ceases to be such, or such later time as the Board may determine in good faith (in any such case, the “Separation Time”). After the Separation Time, but prior to the occurrence of a Flip-in Event (as defined below), each Right may be exercised to purchase one Share at an exercise price per Right of $45.
The exercise price payable and the number of securities issuable upon the exercise of the Rights are subject to adjustment from time to time upon the occurrence of certain corporate events affecting the Shares.
Flip-in Event and Exchange Option
Subject to certain customary exceptions, upon the acquisition by any person (an “Acquiring Person”) of 20% or more of the Shares (a “Flip-in Event”) and following the Separation Time, each Right, other than a Right Beneficially Owned by an Acquiring Person, its affiliates and associates, their respective joint actors and certain transferees, may be exercised to purchase that number of Shares which have a market value equal to two times the exercise price of the Rights. Rights beneficially owned by an Acquiring Person, its affiliates and associates, their respective joint actors and certain transferees will be void. The Plan provides that a person (a “Grandfathered Person”) who is the Beneficial Owner of 20% or more of the outstanding Shares determined as at the Record Time shall not be an Acquiring Person unless, after the Record Time, that person becomes the Beneficial Owner of any additional Shares.
In addition, the Plan permits the Board to authorize Jaguar, after a Flip-in Event has occurred, to issue or deliver, in return for the Rights and on payment of the relevant exercise price or without charge, debt, equity or other securities or assets of Jaguar or a combination thereof.
Permitted Bids
The Plan will not be triggered by a Permitted Bid or Competing Permitted Bid. A Permitted Bid is one that: (i) is made by means of a take-over bid circular, (ii) is made to all holders of Shares for all Shares held by them; (iii) is open for at least 60 days; (iv) contains a condition that no Shares will be taken up and paid for until at least 50% of the independent shareholders have tendered and not withdrawn, (v) contains a condition that Shares may be deposited at any time and withdrawn until they are taken up and paid for, and (vi) contains a provision that, if 50% of the independent shareholders tender, the bidder will make an announcement to that effect and keep the bid open for at least ten more days.
Redemption and Waiver
The Rights may be redeemed by the Board at a redemption price of $0.0001 per Right at any time prior to the occurrence of a Flip-in Event without the prior approval of the holders of Shares or Rights. The Board will be deemed to have elected to redeem the Rights if a person who has made a take-over bid in respect of which the Board has waived the application of the Plan takes up and pays for Shares pursuant to the terms and conditions of such take-over bid.
The provisions of the Plan which apply upon the occurrence of a Flip-in Event may be waived at the option of the Board and without the prior approval of the holders of Shares or Rights at any time prior to the occurrence of a Flip-in Event. The Board would, however, by virtue of such waiver be deemed to have waived the Plan with respect to any other Flip-in Event. In addition, the operation of the Plan may be waived where a person has inadvertently become an Acquiring Person and has reduced its beneficial ownership of Shares such that it is no longer an Acquiring Person.
Amendment of the Plan
The Board may amend the Agreement and the Rights without the prior approval of the holders of Shares or Rights in the period before the Plan is initially ratified and approved by the shareholders of Jaguar. Thereafter, amendments, other than those required to correct clerical or typographical errors or to maintain the validity of the Plan as a result of a change of law, will require shareholders approval.

ITEM 6	Confidentiality

This report is not being filed on a confidential basis.

ITEM 7	Omitted Information

None.

ITEM 8	Executive Officer

For additional information with respect to this material change, the following executive officer of Jaguar may be contacted:

Daniel R. Titcomb President & Chief Executive Officer (603) 224-4800

ITEM 9	Date of Report

February 1, 2007
DATED at Toronto, Ontario this 1st day of February, 2007.

Daniel R. Titcomb
President & Chief Executive Officer

SCHEDULE A

SCHEDULE B

Document No. 25
FORM 51-102F3
MATERIAL CHANGE REPORT
1.	Name and Address of the Company:

Jaguar Mining Inc. 48 Pleasant Street, Concord, NH 03301 United States of America

2.	Date of Material Change

March 27, 2006

3.	Press Release

A press release with respect to the material change described herein was issued in Concord, New Hampshire through CNW Group on March 27, 2006.

4.	Summary of Material Change

Jaguar Mining Inc. (“Jaguar”) has completed a public offering of 11,435,000 common shares at a price of $5.25 per common share to raise gross proceeds of $60,033,750.

5.	Full Description of Material Change

Jaguar has closed a public offering of 11,435,000 common shares (the “Common Shares”) at a price of $5.25 per Common Share to raise gross proceeds of $60,033,750 (the “Offering”). The Common Shares are listed and posted for trading on the Toronto Stock Exchange.

The Offering was conducted through a syndicate of underwriters led by Blackmont Capital Inc., and including BMO Nesbitt Burns Inc., RBC Dominion Securities Inc., TD Securities Inc., and Paradigm Capital Inc. (the “Underwriters”).

The Underwriters received aggregate cash commissions equal to 5.5% of the gross proceeds of the Offering, as well as broker warrants (the “Broker Warrants”) to purchase up to an aggregate of 3% of the number of Common Shares issued pursuant to the Offering, at a price of $5.25 per share and with an expiry dated of March 27, 2008.

After accounting for the Common Shares issued as a result of the Offering, Jaguar has 45,261,148 common shares issued and outstanding.

Jaguar plans to use the net proceeds of the Offering for the (i) completion of the Turmalina plan; (ii) completion of the Paciência – Santa Isabel and Santa Bárbara – Pilar feasibility studies; and (iii) commencement and completion of a feasibility study with respect to the Roças Grandes property.

6.	Reliance on Section 7.1(2) or (3) of National Instrument 51-102

N/A

7.	Omitted Information

N/A

8.	Executive Officer

Daniel R. Titcomb President (603) 224-4800

9.	Date of Report

April 3, 2006

Document No. 26
PRESS RELEASE

June 7, 2007	2007-20
Concord, New Hampshire	JAG – TSX
Jaguar Mining Provides Paciência Project Update
License Granted, Mineral Rights Increased to 20 km along the São Vicente Lineament
Jaguar Mining Inc. (“Jaguar” or “the Company”) (JAG-TSX) provided an update today of its Paciência Santa Isabel Project under development in the state of Minas Gerais, Brazil. Jaguar owns 100% of the project, which is on schedule with a target date of late-Q1 2008 for commissioning of the new 70,000 oz per year facilities. Jaguar was awarded the Implementation License (“LI”), which allows for full development and start up.
Jaguar was successful in consolidating a 21,000-acre area in the Paciência region that had previously been held by five different companies. During 2006 and 2007, Jaguar negotiated with these companies for mineral rights located at the Moeda Conglomerate and at the Paciência/São Vicente trend. The Company now controls contiguous mineral rights covering 20 km along the 40 km prolific São Vicente lineament where approximately 25 million ounces of gold has been produced. The area hosts a large portion of the outcrops of the Moeda Conglomerate. A considerable amount of drilling work was performed on these mineral rights by previous owners, which are well respected mining companies. The existing data reaches only to a depth of 200 m.
Based on the well-known geological features of similar ore bodies in the area, continuity at depth, consistency of grade and density is the norm. Management believes the potential for significant gold resources exist down to a depth of 400 m. Jaguar is conducting additional exploration to increase its resource base. A detailed illustration of Jaguar’s mineral rights in the Paciência region, which identifies the new acquisitions, can be found on the Company’s web site under the Investor Relations tab for today’s press release.
Commenting on this latest development, Daniel Titcomb, Jaguar’s President and CEO stated, “Acquiring these significant mineral rights at Paciência is a huge win for our shareholders and highlights the focus of our operating team in Brazil. We believe our ability to consolidate much of the mineralized properties on the prolific São Vicente lineament will likely increase the production rate to over 100,000 oz per year and extend the operating life of the Paciência Project for many years.”
As part of a recent agreement with another mining company, Jaguar exchanged mineral rights in the Sabará region that contained oxide ore for mineral rights in the Paciência region, increasing the Company’s potential of expanding its sulfide operations in the region. As discussed during the Company’s first quarter earnings conference call held May 10, 2007, the exchange of mineral rights in the Sabará region, which the Company intended to mine during 2007, will have an impact on expected cash operating costs at Jaguar’s oxide mining operation in this region during the remainder of this year. A replay of this conference call is available on the Company’s web site.
48 Pleasant Street • Concord, NH 03301 • Phone: (603) 224-4800 • Fax: (603) 228-8045 • info@jaguarmining.com • www.jaguarmining.com

Current Exploration Program
In the first four months of 2007 Jaguar completed a total of 809 m of underground development at the Santa Isabel mine. The Company expects to complete approximately 9,200 m of drilling in the Paciência region out of a total program of 43,200 m in all regions in the Iron Quadrangle.
Development work related to a second entrance (the North entrance) began in May 2007. This new access ramp is located 2.2 km from the Santa Isabel mine entrance. From this new entrance, Jaguar will conduct diamond drilling to verify the data supplied by the previous property owners.
The development of a second mine entrance entails opening a 4.5 m x 4.5 m main ramp, 450 m in length, to reach the 850 m elevation. From this level, Jaguar will construct a 100 m drift to access the drill hole intersections in the mineralized zones identified through surface drilling. Over the next 18 months, an additional 1,000 m of development will take place on strike driving toward the Santa Isabel mine at the second level.
Paciência Processing Plant Update
The Company broke ground in April for development of the new processing plant, which will process ore from the Santa Isabel mine during the first phase of the project. The processing plant is located 650 m south of the Santa Isabel mine entrance and approximately 2.2 km from the North entrance. During June, the Company will begin pouring foundations for grinding circuits with steel erection to follow. The ball mills are undergoing refurbishment in Brazil and are expected to be delivered to the site during the middle of the year.
The Paciência Project mineral rights map and photos of the ground works can be found at:
http://www.jaguarmining.com/s/PressReleases.asp?ReportID=188986#map
Jaguar previously released the full details of the Paciência Project in February 2007. As construction progresses, the Company will be providing additional photos on its web site on an on-going basis under the Gold Projects/Paciência Region tab to track the construction progress.
About Jaguar
Jaguar is one of the fastest growing gold producers in Brazil with operations in a prolific greenstone belt in the state of Minas Gerais. Jaguar is actively exploring and developing additional mineral resources at its 72,000 acre land base in Minas Gerais and on an additional 159,000 acres in the state of Ceará in the Northeast of Brazil through a joint venture. Additional information is available on the Company’s website at www.jaguarmining.com.

For Information:
Investors and analysts:	Media inquiries:
Bob Zwerneman	Valéria Rezende DioDato
Director of Investor Relations	Director of Communication
603-224-4800	603-224-4800
bobz@jaguarmining.com	valeria@jaguarmining.com
The concept of potential gold resources increasing from continuity at depth presented herein has been reviewed by Ivan C. Machado, M.Sc., P.E., P.Eng., Principal of Salt Lake City based TechnoMine Services, LLC. Mr. Machado serves as Jaguar’s independent Qualified Person in accordance with NI 43-101. There has not been sufficient exploration and/or studies and evaluations to define mineral resources additional to those whose technical reports were already filed with SEDAR and the Company is not yet in a position to file any technical report in accordance with National Instrument 43-101. It is uncertain if further exploration will result in the classification as a mineral resource.

2

Forward Looking Statements
This press release contains forward-looking statements concerning Jaguar’s objectives in the years ahead, the measured and indicated resources, their average grade, the commencement period of production, cash operating costs and completion dates of feasibility studies, gold production and sales targets, capital expenditure costs, future profitability and growth in reserves. Forward-looking statements can be identified by the use of words, such as “are expected”, “is forecast”, “approximately” or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, or performance to be materially different from any future results or performance expressed or implied by the forward-looking statements.
These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating gold prices and monetary exchange rates, the possibility of project cost delays and overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future, uncertainties related to production rates, timing of production and the cash and total costs of production, changes in applicable laws including laws related to mining development, environmental protection, and the protection of the health and safety of mine workers, the availability of labor and equipment, the possibility of labor strikes and work stoppages and changes in general economic conditions. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.
These forward-looking statements represent our views as of the date of discussion. The Company anticipates that subsequent events and developments may cause the Company’s views to change. The Company does not undertake to update any forward-looking statements, either written or oral, that may be made from time to time by or on behalf of the Company subsequent to the date of this discussion. For a discussion of important factors affecting the Company, including fluctuations in the price of gold and exchange rates, uncertainty in the calculation of mineral resources, competition, uncertainty concerning geological conditions and governmental regulations and assumptions underlying the Company’s forward-looking statements, see the “CAUTIONARY NOTE” regarding forward-looking statements and “RISK FACTORS” in the Company’s Annual Information Form for the year ended December 31, 2006 filed on System for Electronic Document Analysis and Retrieval (“SEDAR”) and available at http://www.sedar.com.

3

Document No. 27
PRESS RELEASE

May 16, 2007	2007-19
Concord, New Hampshire	JAG – TSX
Jaguar Mining Shareholders Approve All Proposals at 2007 Annual Meeting
Jaguar Mining Inc. (“Jaguar” or “the Corporation” or “the Company”) (JAG-TSX) announces the certified results of shareholder voting from its 2007 Annual and Special Meeting of Shareholders held May 10, 2007.
At the meeting, the following proposals were approved by shareholders:
•	Election of Directors;

•	Reappointment of KPMG LLP, Chartered Accountants, as auditors of the Corporation;

•	Amend the Corporation’s stock option plan to extend the expiry date of a stock option that would otherwise expire during or within 10 business days following a trading black-out;

•	Amend the Corporation’s stock option plan to specify amendments to the plan or to outstanding options that can be made by the Board of Directors;

•	Increase the total number of common shares of the Corporation reserved for issuance under the Corporation’s stock option plan;

•	Ratify the Corporation’s shareholder rights plan.
The results of voting by shareholders represented at the 2007 Annual Meeting were certified by scrutineers employed by Computershare Investor Services Inc. and all proposals were approved.
Non-Cash Charge to be Recognized in Q2 2007
The Company expects to record a non-cash charge in the second fiscal period ending June 30, 2007 of approximately US$2.3 million, including stock compensation expense associated with stock options previously granted to directors, officers and employees, which were subject to the approval by shareholders at the 2007 Annual Meeting.
About Jaguar Mining
Jaguar is one of the fastest growing gold producers in Brazil with operations in a prolific greenstone belt in the state of Minas Gerais. Jaguar is actively exploring and developing additional mineral resources at its 72,000 acre land base in Minas Gerais and on an additional 150,000 acres in the state of Ceará in the Northeast of Brazil through a joint venture. Additional information is available on the Company’s website at www.jaguarmining.com.

For Information:
Investors and analysts:	Media inquiries:
Bob Zwerneman	Valéria Rezende DioDato
Director of Investor Relations	Director of Communication
603-224-4800	603-224-4800
bobz@jaguarmining.com	valeria@jaguarmining.com
48 Pleasant Street • Concord, NH 03301 • Phone: (603) 224-4800 • Fax: (603) 228-8045 • info@jaguarmining.com • www.jaguarmining.com

Forward Looking Statements
This press release contains Forward-Looking Statements concerning Jaguar’s 2007 objectives, the measured and indicated resources, their average grade, the commencement period of production, cash operating costs and completion dates of feasibility studies, gold production and sales targets, capital expenditure costs, future profitability and growth in reserves. Forward-Looking Statements can be identified by the use of words, such as “are expected”, “is forecast”, “approximately” or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-Looking Statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, or performance to be materially different from any future results or performance expressed or implied by the Forward-Looking Statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating gold prices and monetary exchange rates, the possibility of project cost delays and overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future, uncertainties related to production rates, timing of production and the cash and total costs of production, changes in applicable laws including laws related to mining development, environmental protection, and the protection of the health and safety of mine workers, the availability of labour and equipment, the possibility of labour strikes and work stoppages and changes in general economic conditions. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. These Forward-Looking Statements represent our views as of the date of discussion. The Company anticipates that subsequent events and developments may cause the Company’s views to change. The Company does not undertake to update any Forward-Looking Statements, either written or oral, that may be made from time to time by or on behalf of the Company subsequent to the date of this discussion. For a discussion of important factors affecting the Company, including fluctuations in the price of gold and exchange rates, uncertainty in the calculation of mineral resources, competition, uncertainty concerning geological conditions and governmental regulations and assumptions underlying the Company’s Forward-Looking Statements, see the “CAUTIONARY NOTE” regarding Forward-Looking Statements and “RISK FACTORS” in the Company’s Annual Information Form for the year ended December 31, 2006 filed on System for Electronic Document Analysis and Retrieval (“SEDAR”) and available at http://www.sedar.com. Further information about the Company is available on SEDAR and on its corporate website www.jaguarmining.com.

Document No. 28
PRESS RELEASE

May 9, 2007	2007-18
Concord, New Hampshire	JAG – TSX
Jaguar Mining Reports Q1 2007 Earnings
Turmalina Commissioning Showcases Company’s Strength: Underground Mines, Sub-$220 Cash Costs
Jaguar Mining Inc. (“Jaguar” or “the Company”) (JAG-TSX) reports its financial and operational results for the period ended March 31, 2007. All figures are in U.S. dollars unless otherwise indicated.
Q1 2007 Highlights
•	Net loss of $0.5 million or $0.01 per fully diluted share compared to a net loss of $6.2 million or $0.18 per fully diluted share for the same period in 2006;
•	Non-cash charges totaling $1.1 million exceeded the reported net loss;
•	Gold production of 12,129 ounces (“oz”) and gold sales of 9,885 oz at an average realized price of $662/oz;
•	Average cash operating costs decreased 22% averaging $273/oz for Q1 2007 versus $352/oz for the same period in 2006;
•	Before working capital changes, operating cash flow continued positive uptrend and is expected to improve further;
•	21% increase in total gold resources from the end of Q1 2006 to 4.0 million oz (measured, indicated and inferred);
•	More than doubled proven and probable reserves to 1.14 million oz from the end of Q1 2006;
•	Recorded the first gold pour at the new Turmalina Project in January and established the operation as one of the lower cost “gold only” facilities with average cash costs of $206/oz for Q1 2007;
•	Reached production decision at Paciência; broke ground and initiated construction of the new facilities;
•	Entered into a joint venture with Xstrata plc to explore over 150,000 acres in a promising greenstone belt in Northeastern Brazil;
•	Completed an early warrant exercise program raising Cdn.$21.7 million;
•	Raised Cdn.$86.25 million in a private placement of units comprised largely of debt, with minimal dilution to existing shareholders;
•	Total cash, cash in trust and restricted cash of $98.0 million including $15.9 million received as of April 2nd from the early exercise of warrants and $3.3 million of restricted cash, most of which is tied to foreign exchange hedges.
2007 First Quarter Results
For the quarter ending March 31, 2007, the Company recorded revenue of $6.5 million from the sale of 9,885 ounces of gold based upon an average realized price of $662/oz. This compares to revenue of $2.1 million from the sale of 3,785 ounces of gold at an average price of $561/oz for the same period in 2006. Gold production for Q1 2007 totaled 12,129 ounces at an average cash operating cost of $273/oz compared to production of 6,415 and average cash operating costs of $352/oz for Q1 2006. Net loss for Q1 2007 was $0.5 million or $0.01 per fully-diluted share, versus a reported net loss of $6.2 million or $0.18 per share, for the same period last year. The reported loss for Q1 2007 included non-cash charges of $781,000 on the unrealized loss on forward sales derivatives and cash charges of $935,000 for the realized loss on forward sales derivatives. The Company also reported realized and unrealized gains totaling $464,000 for foreign exchange contracts to purchase Brazilian
48 Pleasant Street • Concord, NH 03301 • Phone: (603) 224-4800 • Fax: (603) 228-8045 • info@jaguarmining.com • www.jaguarmining.com reais at a weighted average rate of approximately 2.50 compared to the actual Q1 2007 average rate of 2.11. Gross profit for Q1 2007 totaled $3.4 million compared to ($89,000) in the same period in 2006.
Income from operations totaled $0.8 million for Q1 2007 compared to a loss of $1.8 million in the same period last year.
Commenting on the first quarter results, Daniel R. Titcomb, Jaguar’s President and CEO stated, “Our first quarter was very productive, from several perspectives. On the operations front, Jaguar established record gold production and demonstrated that our new underground operations in Brazil will be highly competitive on a global basis. We reached a production decision at Paciência and broke ground for the new processing plant and ancillary facilities. We further proved our ability to add new resources and reserves and continued an aggressive exploration program to further expand our resource base. Through a new joint venture with Xstrata, we extended our geographic area in Brazil with a new focus outside the Quadrilateral. We simplified our capital structure through the early exercise of our warrants and secured cost-efficient capital to move our development program forward and, through the private placement of our ‘Dequity’ offering, locked-in the remaining capital required to attain our production goal of 300,000 ounces for 2009. Jaguar’s entire team is executing on the vision, gaining momentum and continuing to deliver value to our shareholders.”
Outlook
The Company currently estimates 2007 gold production at approximately 88,000 oz average cash operating costs similar to the current period. Given the trend in global exchange rates, the Company’s current outlook incorporates an exchange rate between the Brazilian real and the U.S. dollar of R$2.0 = US$1. Details for each of the Company’s operations are presented as follows:
Sabará Project
Production and costs at its Sabará Project are expected to be negatively impacted due to lower run-of-mine (ROM) grades, now estimated at 2.02 g/t in the last three quarters of 2007 compared to the Q1 2007 average grade of 2.9 g/t. Oxide ore grades, which are in the current mine plan for the remainder of the year, are below earlier expectations. This situation is in part the result of a pending agreement with an abutting gold producer. Jaguar has opted not to process from a high-grade ore zone at Sabará in exchange for what Jaguar believes is a far more valuable and long-term strategic opportunity. Over the last several months, the Company has been exploring and analyzing surrounding mineralized zones. These zones have similar metallurgy with significantly higher grades and are adjacent to the Sabará plant. If these mineralized zones cannot be mined as an alternative, Sabará is expected to produce 24,500 oz for 2007 at average cash operating costs of $447/oz.
Turmalina Project
Ore grades to the processing plant at Turmalina during the last nine months of 2007 are estimated to average 6.26 g/t compared to the Q1 average of 4.95 g/t, which included low-grade blended development ore that contained oxidized ore stockpiled from surface mining operations during the commissioning phase. The Company recently completed a paste fill plant that came on-line in early April. Material from the paste fill plant will be returned to mined-out areas in the Turmalina mine to minimize environmental impact at the facility. The paste fill operation increases cash operating costs by approximately $10-12/oz. At an average design rate of 1,200 tpd from May through December 2007, Turmalina is estimated to produce approximately 63,000 oz in 2007 at average cash operating costs of $217/oz.
Paciência Project
This project remains on-schedule with site work well underway and all required permits received. Based on a mid-Q1 2008 commissioning date, Paciência is estimated to initially produce approximately 60,000 oz of gold at an average cash operating cost of $238/oz.
Caeté Project
Work on the Caeté Project feasibility study continues to advance and is expected to be completed during the Q3 of this year. Based on the scoping study results previously provided by the Company, which anticipates a commissioning date in the latter part of 2008, gold production and average cash operating costs for 2008 are estimated at 33,000 oz and $227/oz, respectively. Caeté will be expanding from an initial capacity of 90,000 oz to 150,000 oz in 2011.

2

NON-GAAP PERFORMANCE MEASURES
The Company has included the non-GAAP performance measures listed below in this document. These non-GAAP performance measures do not have any standardized meaning prescribed by GAAP and, therefore, may not be comparable to similar measures presented by other companies. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared with GAAP. Management uses these statistics to monitor the performance of the Company’s producing mines compared to plan and assess the overall effectiveness and efficiency of the mining operations. The definitions for these performance measures and reconciliation of the non-GAAP measures to reported GAAP measures are as follows:
Operating Cash Cost per oz processed

	Q1 2007	Q1 2006
Production cost per statement of operations	$2,882,000	$1,558,000
Change in Inventory[1]	$429,000	$700,000
Production cost of gold produced	$3,311,000	$2,258,000
divided by
Gold produced (oz)	12,129	6,415
Equals
Cost per oz processed	$273	$352

[1]	Under the Company’s revenue recognition policy, revenue is recognized when legal title passes. Since total cash operating costs are calculated on a production basis, this change reflects the portion of gold production for which revenue has not been recognized in the period.
Conference Call Details
Jaguar will be holding a conference call May 10, at 8:00 am EDT to discuss its 2007 first quarter results. This call will precede the Company’s Annual Shareholder Meeting, scheduled to begin at 9:00 am EDT and will be time limited due to this commitment.
North American participants may access the call toll-free by dialing 800-392-9316. International participants should call 303-752-5852. Persons wishing to participate in this conference call are asked to dial-in at least five minutes prior to the start time to ensure prompt access to the call.
Jaguar will provide a web cast of this call over the Internet, which can be accessed from the Calendar of Events tab located on the Company’s homepage at www.jaguarmining.com. An archive of the web cast and the audio replay will be available approximately one hour after the call ends through June 10, 2007. The audio replay can be accessed by calling 800-675-9924 from North America or 310-287-9926 outside of North America. The replay ID number is 51007. The web cast will be available through the Company’s homepage until June 10, 2007.
About Jaguar Mining
Jaguar is one of the fastest growing gold producers in Brazil with operations in a prolific greenstone belt in the state of Minas Gerais. Jaguar is actively exploring and developing additional mineral resources at its 72,000 acre land base. Additional information is available on the Company’s website at www.jaguarmining.com.

For Information:
Investors and analysts:	Media inquiries:
Bob Zwerneman	Valéria Rezende DioDato
Director of Investor Relations	Director of Communication
603-224-4800	603-224-4800
bobz@jaguarmining.com	valeria@jaguarmining.com
Company website: www.jaguarmining.com
Forward Looking Statements
This press release contains Forward-Looking Statements concerning Jaguar’s 2007 objectives, the measured and indicated resources, their average grade, the commencement period of production, cash operating costs and completion dates of feasibility studies, gold production and sales targets, capital expenditure costs, future profitability and growth in reserves. Forward-Looking Statements can be identified by the use of words, such as “are expected”, “is forecast”, “approximately” or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will”

3

be taken, occur or be achieved. Forward-Looking Statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, or performance to be materially different from any future results or performance expressed or implied by the Forward-Looking Statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating gold prices and monetary exchange rates, the possibility of project cost delays and overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future, uncertainties related to production rates, timing of production and the cash and total costs of production, changes in applicable laws including laws related to mining development, environmental protection, and the protection of the health and safety of mine workers, the availability of labour and equipment, the possibility of labour strikes and work stoppages and changes in general economic conditions. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. These Forward-Looking Statements represent our views as of the date of discussion. The Company anticipates that subsequent events and developments may cause the Company’s views to change. The Company does not undertake to update any Forward-Looking Statements, either written or oral, that may be made from time to time by or on behalf of the Company subsequent to the date of this discussion. For a discussion of important factors affecting the Company, including fluctuations in the price of gold and exchange rates, uncertainty in the calculation of mineral resources, competition, uncertainty concerning geological conditions and governmental regulations and assumptions underlying the Company’s Forward-Looking Statements, see the “CAUTIONARY NOTE” regarding Forward-Looking Statements and “RISK FACTORS” in the Company’s Annual Information Form for the year ended December 31, 2006 filed on System for Electronic Document Analysis and Retrieval (“SEDAR”) and available at http://www.sedar.com. Further information about the Company is available on SEDAR and on its corporate website www.jaguarmining.com.

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Document No. 29
PRESS RELEASE

April 30, 2007	2007-17
Concord, New Hampshire	JAG – TSX
Jaguar Mining Q1 2007 Earnings Conference Call Details
Jaguar Mining Inc. (“Jaguar” or “the Company”) (JAG — TSX) will release its first quarter 2007 financial and operating results after the market close on May 9, 2007. The Company will hold a conference call the following morning, May 10 at 8:00 a.m. EDT, to discuss the results.
North American participants may access the call toll-free by dialing 800-392-9316. International participants should call 303-752-5852. Persons wishing to participate in this conference call are asked to dial-in at least five minutes prior to the start time to ensure prompt access to the call.
Jaguar will provide a web cast of this call over the Internet, which can be accessed from the Calendar of Events tab located on the Company’s homepage at www.jaguarmining.com. An archive of the web cast and the audio replay will be available approximately one hour after the call ends through June 10, 2007. The audio replay can be accessed by calling 800-675-9924 from North America or 310-287-9926 outside of North America. The replay ID number is 51007. The web cast will be available through the Company’s homepage until June 10, 2007.
About Jaguar Mining
Jaguar is one of the fastest growing gold producers in Brazil with operations in a prolific greenstone belt in the state of Minas Gerais. Jaguar is actively exploring and developing additional mineral resources at its 72,000 acre land base in Minas Gerais and on an additional 150,000 acres in the State of Ceará in Northern Brazil through a joint venture. Additional information is available on the Company’s website at www.jaguarmining.com.

For Information:
Investors and analysts	Media inquiries:
Bob Zwerneman Director of Investor Relations 603-224-4800 bobz@jaguarmining.com	Valéria Rezende DioDato Director of Communication 603-224-4800 valeria@jaguarmining.com
Company website: www.jaguarmining.com
48 Pleasant Street • Concord, NH 03301 • Phone: (603) 224-4800 • Fax: (603) 228-8045 • info@jaguarmining.com • www.jaguarmining.com

Document No. 30
PRESS RELEASE

April 27, 2007	2007-16
Concord, New Hampshire	JAG – TSX
Jaguar Mining Details Development Plans for Caeté Gold Project
Study Aims to Add 90,000 oz Annual Production by late-2008, Increasing to 150,000 oz by 2011
Jaguar Mining Inc. (“Jaguar” or “the Company”) (JAG-TSX) has completed the initial phase of a scoping study to take advantage of the infrastructure and the crushing and screening plant at its Caeté gold processing operation in the state of Minas Gerais, Brazil. Jaguar expects to implement the Caeté gold project in three phases over the next five years. A feasibility study for phase one is currently underway and scheduled to be completed during the third quarter of 2007. Jaguar targets initial annual gold production capacity of 90,000 oz at Caeté commencing in the latter half of 2008 and expanding to 150,000 oz per year in 2011.
From new exploration data obtained on the Roça Grande and Pilar targets, the Company plans to construct a centralized CIP (carbon-in-pulp) or CIL (carbon-in-leach) processing plant to process the sulfide ore from Pilar, Roça Grande and other nearby targets. This new plant is expected to utilize much of the existing infrastructure located at the recently closed CIC (carbon-in-column) facility. In addition, by utilizing the existing Caeté plant site, Jaguar expects to minimize environmental impact. Also, the Company anticipates that permitting for the installation license will be received more expeditiously than if an entirely new processing plant was to be built.
Commenting on the overall scope of the Caeté Project, Daniel R. Titcomb, Jaguar’s President and CEO stated, “Our election to delay development of Pilar as a standalone operation has proved to be a prudent decision in light of the strong drill results from the re-evaluation of Roça Grande, along with even more favorable economics that we expect will be produced through an expanded plant at Caeté. By developing several mines in tandem to supply Caeté, in the three phases outlined, we expect to realize several benefits including: a) better optimization of total capital invested and expended over time, b) greater operating flexibility at lower costs, and c) better utilization of our technical team in Brazil to develop programs on a site-by-site basis as we manage on-going production and future expansions simultaneously at lower risk. Along with Turmalina and Paciência, Caeté represents the third major production asset that will facilitate our stated corporate objective to become a mid-tier gold producer in the next several years.”
Location and Project Details
Located some 40 km east of Belo Horizonte, the Caeté heap leach CIC (carbon-in-column) plant was purchased by Jaguar from Companhia Vale do Rio Doce (“CVRD”) in 2003. The facility operated between 2004 and mid-December 2006, processing approximately 1,500 tpd of oxide ore from nearby open pit mines and produced approximately 40,000 oz of gold. Gold processing operations at the Caeté facility were discontinued in late 2006 as oxide ore zones supplying the plant were depleted. Jaguar’s metallurgical laboratory and testing facilities, which are located adjacent to the Caeté plant, have remained in operation.
48 Pleasant Street • Concord, NH 03301 • Phone: (603) 224-4800 • Fax: (603) 228-8045 • info@jaguarmining.com • www.jaguarmining.com

The recently completed initial phase of the scoping study for a renovated Caeté operation yielded the following key production and resource target levels:
Phase 1 Targets:
Start date: 3Q 2008
Capacity: 600,000 tpy (ROM)
Gold production: 90,000 oz/yr
Measured and indicated resources: 500,000 to 600,000 oz (Pilar and Roça Grande only)
Cash cost per oz: US $227
Exchange rate: 1US$= 2.2R$
Phase 2 Targets:
Completion date: 2010
Capacity: 800,000 tpy (ROM)
Gold production: 120,000 oz/yr
Measured and indicated resources: 1,000,000 oz (total of 9 ore bodies)
Phase 3 Targets:
Completion date: 2011
Capacity: 1,000,000 tpy (ROM)
Gold production: 150,000 oz/yr
Measured and indicated resources: 1,500,000 oz (total of 9 targets)
As part of the Company’s effort to identify and add the estimated gold resources detailed above, 75,000 meters of additional drilling are planned over the next five years in the nearly 27,000 acres of mineral properties in the Sabará region identified to supply the Caeté processing plant.
The Company expects to complete the feasibility study for the Caeté project during the third quarter of 2007 and move directly into the construction phase.
Drill Results
Significant drilling efforts were conducted by Jaguar on the Roça Grande ore body during 2006 and exploration continues today with 9 active drill rigs. In addition to Roça Grande, the Company’s exploration efforts at Pilar have recently yielded a new mineralized zone. Management believes this new-found zone could lead to a significant addition to Jaguar’s resource estimates.
Pilar
Current exploration work at Pilar is focused on the development of drifts to expose the ore zone in Level 1 of the mine at the 690 m elevation (sea level).
After completing a 5 meter by 5 meter access ramp 403 meters in length to Level 1, which was started in August 2005, a total of 1,537 meters of exploration drifts have been established, including;
a)	276 meters of access drifts to maneuver machinery/vehicles and drilling stations,

b)	1,239 meters of drifts in the mineralized structure, and

c)	22 meters of cross-cuts for geological mapping and definition of ore contact zones.
Through the first quarter of 2007, more than 670 meters of underground development have been completed at Pilar, and approximately 1,887 meters have been drilled in 30 holes in underground and 944 meters in 3 holes on surface. Highlights of the drill results are as follows:

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PILAR MAIN DRILL RESULTS — SURFACE

Hole	Coordinates		Elevation	Length	Azimuth	Dip	From	To	Grade	Thickness
	N	E	(m)	(m)	(degree)	(degree)	(m)	(m)	(g/t)	(m)

Phase I
							67.25	69.00	21.84	1.75
							75.05	77.7	7.46	2.65
PMS-06	7,789,243	662,674	828.7	261.35	313	-75	93.10	94.25	14.9	1.15
							126.75	132.1	6.10	5.35
							141.25	143.7	16.15	2.45
PMS-07	7,789,259	662,699	824.1	151.30	313	-62	94.50	102.15	20.58	7.65
							95.70	99.95	6.88	4.25
							101.50	106.25	5.64	4.75
PMS-08	7,789,243	662,674	828.7	292.70	313	-65	113.05	114.85	7.91	1.80
							117.85	118.75	22.7	0.90
							143.50	146.35	9.33	2.85
							87.35	88.6	4.86	1.25
PMS-09	7,789,212	662,676	829.1	271.55	313	-55	98.75	112.25	3.61	13.5
							168.8	170.5	14.97	1.70
							including 0.65m @ 31.4 g/t
							74.10	75.05	5.25	0.95
							94.00	96.2	5.02	2.20
PMS-10	7,789,233	662,687	826.3	189.25	313	-60	115.65	116.70	6.71	1.05
							148.25	152.50	6.81	4.25
PMS-11	7,789,212	662,676	829.1	319.10	—	-90	144.80	146.30	8.08	1.50
							202.50	213.00	6.49	10.50
							108.90	112.25	16.12	3.35
							139.25	140.80	6.44	1.55
PMS-12	7,789,233	662,687	826.3	224.80	—	-90	161.70	163.35	6.05	1.65
							171.10	171.80	16.00	0.70
							192.00	195.40	11.73	3.40
							117.15	119.35	21.51	2.20
							174.05	176.40	12.79	2.35
PMS-13	7,789,171	662,679	830.5	290.23	—	-90	217.80	223.55	8.17	5.75
							278.35	280.90	10.05	2.55
PMS-15	7,789,047	662,602	870.9	149.70	313	-85	28.45	42.85	16.04	14.40
							including 2.40m @ 67.16 g/t
PMS-16	7,788,906	662,916	898.6	734.05	313	-85	537.15	538.60	10.13	1.45
							558.90	563.00	4.39	4.10
PMS-20	7,789,103	662,764	802.6	359.9	313	-85	240.60	241.50	8.50	0.90
PMS-22	7,789,063	662,623	867.9	67.4	315	-85	59.45	61.00	21.35	1.55
PMS-25	7,789,060	662,250	851.3	44.05	315	-60	18.20	23.00	5.45	4.80
PMS-34	7,789,375	662,513	832.3	70.30	—	-90	3.45	11.60	13.41	10.49
Phase II
PMS-38	7,789,123	662,655	838.9	159.30	315	-75	121.65	129.20	13.10	7.55
							including 1.10m @ 79.59 g/t
PMS-44	7,789,029	662,660	854.2	131.25	315	-75	175.45	184.95	3.45	9.50
PMS046	662,876	7,789,045	846.2	533.45	280	-75	378.20	382.95	12.04	4.75
							including 1.15m @ 42.02 g/t
PMS47A	662,836	7,788,985	839.2	508.05	315	-75	365.75	383.00	4.89	17.25
							103.35	114.4	2.64	11.05
PMS057	662,682	7,789,284	827.0	178.35	290	-50	119.35	120.3	5.99	0.95
							127.7	131.75	4.54	4.05
PMS059	662,774	7,788,906	891.3	525.70	320	-60	302.55	308.7	2.92	6.15
							314.00	314.9	9.6	0.90
PMS062	662,637	7,789,009	863.9	344.80	315	-60	296.75	299.55	4.09	2.80
							59.15	64.85	8.17	5.70
PMS063	662,607	7,788,982	875.0	205.95	315	-85	including 1.05m @ 33.75 g/t
							161.9	163.80	6.69	1.90
							151.05	154.45	8.8	3.40
PMS064	662,679	7,789,220	828.8	239.30	315	-75	166.8	171.1	18.76	4.30
							including 0.80m @ 71.07 g/t

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Hole	Coordinates		Elevation	Length	Azimuth	Dip	From	To	Grade	Thickness
	N	E	(m)	(m)	(degree)	(degree)	(m)	(m)	(g/t)	(m)

							213.7	217.75	9.2	4.05
PMS065	662,734	7,789,100	840.1	372.90	315	-80	239.15	241.2	8.25	2.05
							275.35	279.1	9.35	3.75
							104.05	105.00	29.50	0.95
							112.70	117.35	2.74	4.65
PMS068	662,677	7,789,192	829.1	261.35	315	-80	124.80	134.70	3.18	9.90
							140.60	145.80	3.41	5.20
PMS069	662,694	7,789,113	838.6	351.70	315	-80	144.35	145.80	8.38	1.45
							169.35	170.31	5.02	0.96
PMS072	662,646	7,788,912	889.5	214.95	315	-70	132.55	133.20	4.87	0.65
PMS075	662,535	7,789,204	852.8	195.20	315	-83	119.70	120.55	3.00	0.85
Phase III
PMS076	662,680	7,788,923	887.79	315.60	315.00	-77	246.05	248.05	8.12	2.00
							261.05	264.05	3.51	3.00
							133.45	136.45	18.52	3.00
PMS078	662,643	7,788,859	888.43	313.70	315.00	-83	285.70	291.70	26.34	6.00
PILAR MAIN DRILL RESULTS — UNDERGROUND

Hole	Coordinate		Elevation	Length	Azimuth	Dip	From	To	Grade	Thickness
	N	E	(m)	(m)	degree	degree	From (m)	To (m)	(g/t)	(m)

FSB001	7,789,250	662,612	691.94	111.19	120	-5	39.30	47.10	4.60	7.80
							55.70	66.70	2.67	11.00
FSB002	7,789,249	662,611	692.09	134.54	133	-5
							82.20	94.00	2.51	11.80
FSB003	7,789,248	662,611	692.17	140.00	143	-5	82.40	89.40	4.38	7.00
FSB004	7,789,247	662,609	692.00	156.35	148	-5	60.40	69.40	3.80	9.00
							87.40	93.40	5.80	6.00
FSB005	7,789,249	662,668	692.00	42.41	100	0	5.12	18.44	9.05	13.32
FSB006	7,789,249	662,668	692.00	40.60	130	0	5.25	19.25	7.88	14.00
FSB009	7,789,277	662,661	691.50	33.10	109	0	19.92	26.92	17.20	7.00
FSB014	7,789,254	662,614	691.84	45.05	65	-3	24.85	27.85	4.80	3.00
FSB016	7,789,167	662,654	692.82	134.15	170	-8	59.25	63.25	5.00	4.00
FSB017	7,789,252	662,682	693.16	21.6	295	0	3.20	10.20	3.66	7.00
FSB023	7,789,243	662,544	692.00	169.45	142	-5	111.50	115.50	7.93	4.00
FSB029	7,789,252	662,654	692.79	24.95	290	0	18.70	20.70	5.01	2.00
FSB031	7,789,156	662,669	693.93	71.85	145	0	9.00	14.00	12.69	5.00
FSB035	7,789,143	662,628	693.90	72.65	120	-18	7.30	15.30	2.12	8.00
							50.85	58.85	11.37	8.00
FSB036	7,789,142	662,628	693.82	93.5	142	-17	4.00	16.00	2.44	12.00
							45.50	57.50	2.63	12.00
Roça Grande
The Roça Grande ore body was initially mined by the Portuguese in the 18th and 19th centuries. Exploration work in the area began in 1973 by CVRD. CVRD’s work included detailed soil sampling, 11,250 meters of trenching and 31,000 meters of drilling, both diamond and auger. CVRD identified and evaluated several targets, and estimated gold resources at 550,000 oz. Between 2000 and 2002, CVRD carried out open pit mining at several of the ore bodies delineated, and built the Caeté Plant.
In April 2006, Jaguar concluded its audit of CVRD resources and defined a complementary drilling program with the objective of defining the resources compliant to NI 43-101.
Jaguar’s current exploration program includes the re-interpretation and re-evaluation of the ore bodies delineated by CVRD as well as complementary drilling. The program consists of 22,000 meters of diamond drilling to be completed by mid-2007. Thus far, 15,600 meters have been drilled in 86 holes with activities focused on the RG-1, RG-7 and RG-2 ore bodies.
Highlights of the drill results from Jaguar’s exploration effort at Roça Grande are as follows:

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ROÇA GRANDE MAIN DRILL RESULTS

Hole	Coordinate		Elevation	Length	Azimuth	Dip	From	To	Grade	Thickness
	N	E	(m)	(m)	degree	degree	(m)	(m)	(g/t)	(m)

FRG2-01	7,792,410	643,630	1,267.7	303.20	300	-65	280.80	282.70	8.60	1.90
FRG2-06	7,792,427	643,709	1,222.3	263.35	295	-60	227.55	235.55	4.25	8.00
FRG2-07	7,792,490	643,604	1,268.4	235.30	295	-59	203.80	208.80	3.51	5.00
FRG2-11	7,792,495	643,107	1,360.2	223.10	360	-76	203.20	207.45	5.22	4.25
FRG2-12	7,792,436	643,154	1,374.9	304.05	360	-60	241.15	244.15	8.89	3.00
FRG2-15	7,792,459	643,077	1,355.2	233.35	360	-60	204.75	209.75	2.25	5.00
FRG2-17	7,792,522	643,124	1,363.8	256.85	360	-66	185.35	189.35	4.30	4.00
FRG2-18	7,792,610	643,240	1,353.5	187.75	360	-60	89.00	94.00	6.53	5.00
FRG2-20	7,792,550	643,185	1,374.0	237.90	332	-76	196.00	198.00	4.20	2.00
FRG2-22	7,792,490	643,350	1,351.0	333.75	306	-86	280.00	282.00	5.52	2.00
FRG303	7,792,937	644,885	1,297.1	323.45	293	-60	215.40	217.40	4.70	2.00
FRG304	7,792,935	645,120	1,328.6	428.05	293	-50	255.50	257.50	5.51	2.00
FRG305	7,793,036	645,047	1,302.7	311.75	293	-77	184.20	189.40	3.94	4.20
RG701	7,793,148	642,531	1,242.3	52.95	350	-60	31.00	34.30	3.58	3.30
RG702	7,793,152	642,561	1,234.8	43.50	350	-60	25.65	32.70	1.82	7.05
RG705	7,793,152	642,561	1,234.8	49.25	vertical	-90	34.70	39.65	2.60	4.95
RG706	7,793,119	642,387	1,248.0	51.10	vertical	-90	37.65	42.40	7.61	4.75
							45.20	48.15	1.87	2.95
RG710	7,793,148	642,581	1,231.6	45.10	vertical	-90	39.80	44.80	2.50	5.00
RG718	7,793,143	642,615	1,229.0	44.40	350	-50	28.05	34.90	2.20	6.85
RG720	7,793,125	642,427	1,252.1	47.90	350	-50	7.35	7.90	27.35	0.55
RG721	7,793,068	642,745	1,201.4	169.40	292	-75	27.20	28.05	10.10	0.85
RG724	7,793,012	642,724	1,219.3	142.05	292	-75	121.70	125.90	3.52	4.20
RG725	7,793,142	642,495	1,279.1	42.75	350	-60	30.10	35.95	2.00	5.85
RG728	7,793,033	642,406	1,274.3	108.90	292	-60	97.40	98.50	6.99	1.10
RG729	7,792,892	642,643	1,270.2	229.75	292	-80	200.80	203.60	18.20	2.80
RG732	7,793,043	642,620	1,225.0	98.50	292	-60	79.70	83.70	3.71	4.00
RG733	7,792,847	642,733	1,281.3	335.55	292	-85	279.50	283.30	11.23	3.80
RG738	7,793,040	642,668	1,214.3	88.00	360	-60	77.90	82.90	3.88	5.00
RG743	7,792,971	642,750	1,234.6	220.45	360	-76	161.80	164.85	5.86	3.05
RG745	7,793,063	642,603	1,216.8	88.55	360	-80	67.40	71.25	6.00	3.85
RG746	7,792,940	642,815	1,233.0	219.55	10	-84	199.50	203.65	5.50	4.15
							207.70	208.40	10.62	0.70
In order to expose ore zones RG-1 and RG-7 underground, the Company plans to excavate a drift to reach the gold mineralization at the 1,110 m elevation (sea level). The Company expects that approximately 700 meters will be excavated in connection with this underground development with work already in progress.
The potential quantity and grade from the exploration data for both Pilar and Roça Grande are conceptual in nature. There has been insufficient exploration to define a mineral resource and it is uncertain if further exploration will result in either target being delineated as a mineral resource.
The results of the initial scoping study and drilling results were reviewed by Ivan C. Machado, M.Sc., P.E., P.Eng., Principal of Salt Lake City based TechnoMine Services, LLC. Mr. Machado serves as Jaguar’s independent Qualified Person in accordance with NI 43-101.
Additional information concerning the Caeté Project, including project location map, drill hole location maps, vertical sections and complete drill results tables can be found at:
http://www.jaguarmining.com/s/PressReleases.asp?ReportID=183037#maps

5

About Jaguar Mining
Jaguar is one of the fastest growing gold producers in Brazil with operations in a prolific greenstone belt in the state of Minas Gerais. Jaguar is actively exploring and developing additional mineral resources at its 72,000 acre land base in Minas Gerais and on an additional 150,000 acres in the State of Ceará in Northern Brazil through a joint venture. Additional information is available on the Company’s website at www.jaguarmining.com.

For Information:
Investors and analysts:	Media inquiries:
Bob Zwerneman	Valéria Rezende DioDato
Director of Investor Relations	Director of Communication
603-224-4800	603-224-4800
bobz@jaguarmining.com	valeria@jaguarmining.com
Forward Looking Statements
This press release contains forward-looking statements concerning Jaguar’s objectives in the years ahead, the measured and indicated resources, their average grade, the commencement period of production, cash operating costs and completion dates of feasibility studies, gold production and sales targets, capital expenditure costs, future profitability and growth in reserves. Forward-looking statements can be identified by the use of words, such as “are expected”, “is forecast”, “approximately” or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, or performance to be materially different from any future results or performance expressed or implied by the forward-looking statements.
These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating gold prices and monetary exchange rates, the possibility of project cost delays and overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future, uncertainties related to production rates, timing of production and the cash and total costs of production, changes in applicable laws including laws related to mining development, environmental protection, and the protection of the health and safety of mine workers, the availability of labour and equipment, the possibility of labour strikes and work stoppages and changes in general economic conditions. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.
These forward-looking statements represent our views as of the date of discussion. The Company anticipates that subsequent events and developments may cause the Company’s views to change. The Company does not undertake to update any forward-looking statements, either written or oral, that may be made from time to time by or on behalf of the Company subsequent to the date of this discussion. For a discussion of important factors affecting the Company, including fluctuations in the price of gold and exchange rates, uncertainty in the calculation of mineral resources, competition, uncertainty concerning geological conditions and governmental regulations and assumptions underlying the Company’s forward-looking statements, see the “CAUTIONARY NOTE” regarding forward-looking statements and “RISK FACTORS” in the Company’s Annual Information Form for the year ended December 31, 2006 filed on System for Electronic Document Analysis and Retrieval (“SEDAR”) and available at http://www.sedar.com.

6

Document No. 31
PRESS RELEASE

April 11, 2007	2007-15
Concord, New Hampshire	JAG — TSX
Jaguar Mining Provides Presentation from Analyst Meeting
Jaguar Mining Inc. (“Jaguar”) (JAG — TSX) is holding an analyst meeting and tour of its mining properties and processing facilities near Belo Horizonte, Brazil beginning today, April 11, 2007. The Company has provided a copy of the presentation it will deliver to participants at this event, which can be found on the Company’s web site in the Corporate Presentation section under the Investor Relations tab at www.jaguarmining.com.
About Jaguar Mining
Jaguar is one of the fastest growing gold producers in Brazil with operations in a prolific greenstone belt in the state of Minas Gerais. Jaguar is actively exploring and developing additional mineral resources at its 72,000 acre land base in Minas Gerais and on an additional 150,000 acres in the State of Ceará in Northern Brazil through a joint venture. Additional information is available on the Company’s website at www.jaguarmining.com.

For Information:
Investors and analysts	Media inquiries:
Bob Zwerneman	Valéria Rezende DioDato
Director of Investor Relations	Director of Communication
603-224-4800	603-224-4800
bobz@jaguarmining.com	valeria@jaguarmining.com
Company website: www.jaguarmining.com
48 Pleasant Street • Concord, NH 03301 • Phone: (603) 224-4800 • Fax: (603) 228-8045 • info@jaguarmining.com • www.jaguarmining.com

Document No. 32
PRESS RELEASE

April 2, 2007	2007-14
Concord, New Hampshire	JAG — TSX
Jaguar Mining Announces Completion of Early Warrant Exercise Program
Jaguar Mining Inc. (“Jaguar” or the “Company”) (JAG-TSX) has completed its previously announced early warrant exercise program. As of 5:00 PM EDT on Friday, March 30, 2007, 4,818,852 warrants, representing 89.3% of Jaguar’s outstanding listed warrants as of February 28, 2007, were exercised for common shares. Jaguar received C$21.7 million from the early exercise of warrants. A copy of the final short form prospectus dated February 27, 2007 relating to the warrant transaction can be found under Jaguar’s profile at www.sedar.com.
Since more than two-thirds of the outstanding warrants as of February 28, 2007 were exercised by 5:00 PM EDT on Friday, March 30, 2007, any eligible warrant that was not so exercised during the early exercise period (except those warrants held by U.S. warrantholders who are not accredited investors or who are accredited investors but who did not deliver a subscription form and representation letter pursuant to the program) will be exchanged, without any further action on the part of the warrantholder, including payment of the exercise price or any other additional consideration, for 0.2982 of a common share of Jaguar and shall immediately thereafter be cancelled and be of no further force or effect. Accredited investors who reside in the United States and hold Jaguar warrants but who did not deliver a subscription form and representation letter pursuant to the early warrant exercise program will have until December 31, 2007 to exercise warrants pursuant to the terms set forth under the original indenture.
Blackmont Capital Inc. acted as financial advisor to Jaguar with respect to the warrant transaction.
About Jaguar Mining
Jaguar Mining Inc. is one of the fastest growing gold producers operating in a prolific greenstone belt in the state of Minas Gerais, Brazil and is actively exploring and developing additional mineral resources at its 72,000 acre resource base. Additional information is available on the Company’s website at www.jaguarmining.com.
This press release is not an offer of securities for sale in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended. Securities may not be offered or sold in the United States absent registration or an exemption from registration.
Jaguar’s securities have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered, sold or resold in the United States or to a U.S. person absent registration or an applicable exemption from the registration requirements. NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

For Information:
Investors and analysts:	Media inquiries:
Bob Zwerneman	Valéria Rezende DioDato
Director of Investor Relations	Director of Communication
603-224-4800	603-224-4800
bobz@jaguarmining.com	valeria@jaguarmining.com
48 Pleasant Street • Concord, NH 03301 • Phone: (603) 224-4800 • Fax: (603) 228-8045 • info@jaguarmining.com • www.jaguarmining.com

Document No. 33
CORRECTED PRESS RELEASE

March 26, 2007	2007-13R
Concord, New Hampshire	JAG — TSX
Jaguar Mining Reports Q4 and FY 2006 Earnings
Company in Strongest Position Ever to Deliver on Plans
Jaguar Mining Inc. (“Jaguar” or “the Company”) (JAG-TSX) reports its financial and operational results for the period ended December 31, 2006. All figures are in U.S. dollars unless otherwise indicated.
Editor’s Note: Jaguar’s Consolidated Statement of Cash Flows has been corrected and has been included in this revised press release.
FY 2006 Highlights
•	Net loss of $12.7 million or $0.30 per fully diluted share compared to a net loss of $12.8 million or $0.41 per fully diluted share for 2005, of which;
•	$12.8 million was for non-cash charges for stock-based compensation costs of $6.0 million and unrealized forward sales derivative losses of $6.8 million exceeded the reported FY 2006 loss.
•	Operating cash flow before changes in non-cash working capital resulted in $2.0 million of cash generated in 2006 compared to $3.0 million of cash consumed in 2005.
•	Gold production of 37,876 ounces (“oz”) and gold sales of 34,880 oz at an average realized price of $607/oz;
•	Despite the Brazilian real (“R$”) increasing over 10% against the U.S. dollar (“US$”) during the year, Jaguar’s cash operating costs decreased 30% averaging $370/oz for 2006 versus $528/oz for 2005;
•	More than doubled proven and probable reserves to 770,000 oz from 370,000 oz in 2005;
•	Invested $51.1 million in Jaguar’s future: new facilities, exploration and feasibility studies in 2006;
•	Cash balance of $14.8 million at year-end; working capital of $11.0 million.
•	Completed construction of Turmalina operation in 11 months and commissioned Phase I during the fourth quarter and recorded the first gold pour in early-January.
•	Invested in new personnel to continue expansion effort to 300,000 oz of production in 2009 and in new systems to safeguard the integrity of financial reports.
Q4 2006 Highlights
•	Revenue of $6.3 million for the quarter, a four-fold increase over Q4 2005;
•	Produced 9,303 oz and sold 10,373 oz at a realized price of $608/oz versus sales of 3,202 oz at a realized price of $482/oz in Q4 2005;
•	Q4 cash operating costs averaged $372/oz;
•	Excluding gold produced at operations that were discontinued during Q4, cash operating costs averaged $290/oz representing 84% of Q4 production;
•	Invested $17.6 million in project development, feasibility studies and exploration;
•	Completed the initial phase of a scoping study to convert and expand the existing Caeté oxide operation to a sulfide process using ore from the Pilar mine as well as from the Roça Grande mineral property;
•	Non-cash charges for stock-based compensation costs of $3,064,000 and unrealized forward sales derivative losses of $2,439,000 represented approximately 85% of the reported Q4 pre-tax loss.
Subsequent Events in Q1 2007
•	Raised net proceeds of Cdn.$82.7 million through the private placement of units at minimal dilution to existing shareholders;
48 Pleasant Street • Concord, NH 03301 • Phone: (603) 224-4800 • Fax: (603) 228-8045 • info@jaguarmining.com • www.jaguarmining.com

•	Announced an early exercise of Jaguar’s publicly-traded warrants to raise up to Cdn.$24.3 million and received approval from warrantholders and shareholders to proceed with the effort;
•	Completed the pre-feasibility study on the Paciência Santa Isabel project to add 75,000 oz of average annual gold production beginning in mid-2008;
•	Reported proven and probable reserves of 1.14 million oz as of March 22, 2007;
•	Entered into a Joint Venture agreement with Xstrata plc for Jaguar to explore the Pedra Branca Gold Project in the State of Ceará in Northern Brazil.
•	Received approval from the NYSE Group to proceed with the necessary regulatory filings and review process to list on the NYSE Arca Exchange.
2006 Fourth Quarter Results
For the quarter ending December 31, 2006, the Company recorded revenue of $6.3 million from the sale of 10,373 ounces of gold based upon an average realized price of $608/oz. This compares to revenue of $1.5 million from the sale of 3,202 ounces of gold at an average price of $482/oz for the same period in 2005. Gold production for Q4 2006 totaled 9,303 ounces at an average cash operating cost of $372/oz. Net loss for Q4 2006 was $6.2 million or $0.13 per fully-diluted share, versus a reported net loss of $6.8 million or $0.21 per share, for the same period last year. Approximately 85% of the reported fourth quarter pre-tax loss represented non-cash charges for stock-based compensation and the loss on forward sales derivatives. Operating costs for the quarter were negatively impacted by unabsorbed local overhead on limited production and certain non-recurring charges, including:
(a) the cessation of oxide gold production at Caeté and,
(b) the commissioning of Turmalina.
Overall costs for administration also increased during the fourth quarter mainly due to increased staffing needs related to the management of the engineering, procurement and construction (EPC) department as a result of Jaguar’s expansion of operations in Brazil. In addition, costs increased due to the strengthening of the R$ against the US$, new management information systems implementation, and consulting fees related to the assessment of internal controls and procedures.
Commenting on the 2006 results, Daniel R. Titcomb, Jaguar’s President and CEO stated, “2006 was a very productive and successful year for Jaguar. We demonstrated that we could design, build and start-up new low-cost operations and continue expanding our resource base through a highly-focused drilling program. Today our operations are generating cash and we expect operating cash flow to rise significantly as Turmalina gains stride and the new facilities are brought on-stream. At the end of the first quarter, we are now in the strongest position ever to build significant shareholder value. Upon completion of the two corporate initiatives we recently conducted, the early exercise of outstanding warrants and the private placement of units, will raise our cash resources by over $90 million. We are now fully-capitalized to deliver on our target to produce 300,000 oz of gold in 2009 at a cost structure that would place us in the lower quartile of all primary producers. Jaguar’s entire organization is executing on plan to achieve that target.”
Outlook
The Company has provided a forecast of estimated production, cash operating costs and capital spending plans for the 2007 to 2009 period in documents as filed on SEDAR and is available at http://www.sedar.com. This same information can also be found on the Company’s web site in the Corporate Presentation section under the Investor Relations tab at www.jaguarmining.com.
Conference Call Details
Jaguar will be holding a conference call March 27, at 10:00 am EDT to discuss its 2006 fourth quarter and annual results.
North American participants may access the call toll-free by dialing 800-870-0018. International participants should call 310-287-9836. Persons wishing to participate in this conference call are asked to dial-in at least five minutes prior to the start time to ensure prompt access to the call.

Jaguar will provide a web cast of this call over the Internet, which can be accessed from the Calendar of Events tab located on the Company’s homepage at www.jaguarmining.com. An archive of the web cast and the audio replay will be available approximately one hour after the call ends through April 13, 2007. The audio replay can be accessed by calling 800-675-9924 from North America or 310-287-9926 outside of North America. The replay ID number is 32707. The web cast will be available through the Company’s homepage until April 13, 2007.
About Jaguar Mining
Jaguar is one of the fastest growing gold producers in Brazil with operations in a prolific greenstone belt in the state of Minas Gerais. Jaguar is actively exploring and developing additional mineral resources at its 72,000 acre land base. Additional information is available on the Company’s website at www.jaguarmining.com.

For Information:
Investors and analysts:	Media inquiries:
Bob Zwerneman	Valéria Rezende DioDato
Director of Investor Relations	Director of Communication
603-224-4800	603-224-4800
bobz@jaguarmining.com	valeria@jaguarmining.com
Company website: www.jaguarmining.com
Forward Looking Statements
This press release contains Forward-Looking Statements concerning Jaguar’s 2007 objectives, the measured and indicated resources, their average grade, the commencement period of production, cash operating costs and completion dates of feasibility studies, gold production and sales targets, capital expenditure costs, future profitability and growth in reserves. Forward-Looking Statements can be identified by the use of words, such as “are expected”, “is forecast”, “approximately” or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-Looking Statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, or performance to be materially different from any future results or performance expressed or implied by the Forward-Looking Statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating gold prices and monetary exchange rates, the possibility of project cost delays and overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future, uncertainties related to production rates, timing of production and the cash and total costs of production, changes in applicable laws including laws related to mining development, environmental protection, and the protection of the health and safety of mine workers, the availability of labour and equipment, the possibility of labour strikes and work stoppages and changes in general economic conditions. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. These Forward-Looking Statements represent our views as of the date of discussion. The Company anticipates that subsequent events and developments may cause the Company’s views to change. The Company does not undertake to update any Forward-Looking Statements, either written or oral, that may be made from time to time by or on behalf of the Company subsequent to the date of this discussion. For a discussion of important factors affecting the Company, including fluctuations in the price of gold and exchange rates, uncertainty in the calculation of mineral resources, competition, uncertainty concerning geological conditions and governmental regulations and assumptions underlying the Company’s Forward-Looking Statements, see the “CAUTIONARY NOTE” regarding Forward-Looking Statements and “RISK FACTORS” in the Company’s Annual Information Form for the year ended December 31, 2005 filed on System for Electronic Document Analysis and Retrieval (“SEDAR”) and available at http://www.sedar.com. Further information about the Company is available on SEDAR and on its corporate website www.jaguarmining.com.

JAGUAR MINING INC.
Consolidated Balance Sheet
(Expressed in thousands of U.S. dollars)
December 31, 2006 and 2005

	December 31,	December 31,
	2006	2005

Assets
Current assets:
Cash and cash equivalents	$14,759	$9,533
Accounts receivable	1,742	581
Inventory (Note 4)	5,297	1,573
Prepaid expenses and sundry assets (Note 6)	4,812	2,347

	26,610	14,034

Prepaid expenses and sundry assets (Note 6)	9,657	4,668
Unrealized foreign exchange gains (Note 16(b)(ii))	709	—
Loan receivable (Note 3)	—	1,631
Net smelter royalty (Note 5)	1,535	—
Restricted cash (Note 17)	6,027	—
Plant and equipment (Note 7)	37,496	12,663
Mineral exploration projects and mining properties (Note 8)	42,096	18,239

	$124,130	$51,235

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$6,625	$4,765
Current portion of notes payable (Note 10)	5,274	1,439
Asset retirement obligations (Note 9)	289	137
Forward sales derivative liability (Note 16(b)(i))	3,388	—

	15,576	6,341

Forward sales derivative liability (Note 16(b)(i))	6,828	3,393
Notes payable (Note 10)	10,550	799
Future income taxes (Note 11)	421	629
Asset retirement obligations (Note 9)	1,380	74

Total liabilities	34,755	11,236

Shareholders’ equity
Common shares (Note 12(a))	106,834	48,013
Warrants (Note 12(b))	4,072	6,554
Stock options (Note 12(c))	8,745	4,026
Contributed surplus (Note 12(d))	1,149	117
Deficit	(31,425)	(18,711)

	89,375	39,999
Commitments (Notes 8,16 and 18)
Subsequent events (Notes 5 and 20)

	$124,130	$51,235

See accompanying notes to consolidated financial statements.
On behalf of the Board:
Gary E. German      Director
Daniel R. Titcomb      Director

JAGUAR MINING INC.
Consolidated Statements of Operations and Deficit
(Expressed in thousands of U.S. dollars, except per share amounts)

	Year Ended	Year Ended
	December 31,	December 31,
	2006	2005

Gold sales	$21,179	$8,510
Production costs	(13,195)	(6,932)
Other cost of goods sold	(447)	—
Write down of inventory (Note 19)	—	(4,521)
Depletion and amortization	(2,376)	(1,773)

Gross profit (loss)	5,161	(4,716)

Operating expenses:
Exploration	183	85
Stock-based compensation (Note 12(c))	5,990	1,791
Administration	7,375	4,474
Management fees (Note 14(a))	739	1,014
Accretion expense	27	7
Other	486	356

Total operating expenses	14,800	7,727

Loss before the following	(9,639)	(12,443)

Unrealized loss on forward sales derivatives (Note 16(b)(i))	6,823	3,393
Realized loss on forward sales derivatives (Note 16(b)(i))	—	150
Unrealized gain on forward foreign exchange derivatives (Note 16(b)(ii))	(709)	—
Realized loss (gain) on forward foreign exchange derivatives (Note 16(b)(ii))	(846)	—
Foreign exchange gain	(1,871)	(1,093)
Amortization of deferred financing expense	698	—
Interest expense	270	184
Interest income	(1,582)	(1,631)

Total other expenses	2,783	1,003

Loss before income taxes	(12,422)	(13,446)

Income taxes (Note 11)
Current income taxes	591	185
Future income taxes (recovered)	(267)	(793)

Total income taxes (recovered)	324	(608)

Net loss for the year	(12,746)	(12,838)

Deficit, beginning of year	(18,711)	(5,913)

Shares acquired for cancellation (Note 12(a)(iii))	(2)	—
Interest income — share purchase loans (Note 12(a)(i))	34	40

Deficit, end of year	$(31,425)	$(18,711)

Basic and diluted net loss per share (Note 13)	$(0.30)	$(0.41)

Weighted average common shares outstanding (Note 13)	43,114,563	31,266,914

See accompanying notes to consolidated financial statements.

JAGUAR MINING INC.
Consolidated Statements of Cash Flows
(Expressed in thousands of U.S. dollars)

	Year Ended	Year Ended
	December 31,	December 31,
	2006	2005
Cash provided by (used in):
Operating activities:
Net income (loss) for the year	$(12,746)	$(12,838)
Items not involving cash:
Unrealized foreign exchange (gain) loss	(70)	172
Stock-based compensation	5,990	1,791
Amortization of deferred financing costs	698	—
Accretion expense	27	7
Future income taxes recovered	(267)	(793)
Depletion and amortization	2,376	1,773
Interest on loans receivable	(102)	(1,051)
Write down of inventory	—	4,521
Unrealized loss on forward sales derivatives	6,823	3,393
Unrealized gain on foreign exchange contracts	(709)	—

Change in non-cash operating working capital
Accounts receivable	(1,161)	(581)
Inventory	(2,193)	(2,605)
Prepaid expenses and sundry assets	(8,118)	(4,046)
Accounts payable and accrued liabilities	1,860	2,551
Asset retirement obligations	(105)	—

	(7,697)	(7,706)
Financing activities:
Repayment of loans receivable	—	649
Issuance of common shares, special warrants and warrants, net	56,102	5,125
Shares purchased for cancellation	(4)	—
Increase in restricted cash	(6,027)	—
Repayment of debt	(2,028)	(1,406)
Increase in debt	14,965	—

	63,008	4,368
Investing activities
Mineral exploration projects and mining properties	(24,663)	(9,947)
Advances to Prometálica	—	(1,622)
Repayment from Prometálica	—	4,509
Purchase of plant and equipment	(25,422)	(9,560)

	(50,085)	(16,620)

Increase (decrease) in cash and cash equivalents	5,226	(19,958)
Cash and cash equivalents, beginning of year	9,533	29,491

Cash and cash equivalents, end of year	$14,759	$9,533

Supplemental cash flow information (Note 15)
See accompanying notes to consolidated financial statements.

Document No. 34
PRESS RELEASE

March 22, 2007 Concord, New Hampshire	2007-12 JAG — TSX
Jaguar Mining Closes Previously Announced C$86.25 Million Private Placement of Units
Jaguar Mining Inc. (“Jaguar” or “the Company”) (JAG-TSX) announced today that it has closed its previously announced private placement (the “Offering”) of C$75,000,000 of Units. The Units were sold by a syndicate led by TD Securities Inc. and included Blackmont Capital Inc., BMO Capital Markets and RBC Capital Markets. The underwriters exercised the option to purchase an additional 15% of the number of the Units offered to cover over-allotments, resulting in aggregate gross proceeds of C$86.25 million.
Each Unit is comprised of a secured note in the principal amount of C$1,000, bearing a coupon of 10.5%, payable semi-annually in arrears, and 25 common shares of Jaguar, which in aggregate represents approximately 2.16 million shares, which will result in dilution of approximately 3.5% to shareholders.
As previously stated, the Company intends to use the proceeds from this Offering to continue exploration and development work in the Paciência Region, advance other Company properties including assessment and feasibility studies at the Caeté Project, and acquire long lead-time components critical to the overall development of mining operations, and other general corporate purposes.
About Jaguar
Jaguar is one of the fastest growing gold producers in Brazil with operations in a prolific greenstone belt in the state of Minas Gerais. Jaguar is actively exploring and developing additional mineral resources at its 72,000 acre land base. Additional information is available on the Company’s website at www.jaguarmining.com.

For Information:
Investors and analysts:	Media inquiries:
Bob Zwerneman	Valéria Rezende DioDato
Director of Investor Relations	Director of Communication
603-224-4800	603-224-4800
bobz@jaguarmining.com	valeria@jaguarmining.com
48 Pleasant Street • Concord, NH 03301 • Phone: (603) 224-4800 • Fax: (603) 228-8045 • info@jaguarmining.com • www.jaguarmining.com

Document No. 35
PRESS RELEASE

March 21, 2007	2007-11
Concord, New Hampshire	JAG — TSX
Jaguar Mining 4Q and FY 2006 Earnings Conference Call Details
Jaguar Mining Inc. (“Jaguar”) (JAG — TSX) will release its fourth quarter and fiscal year 2006 financial and operating results after the market close on March 26, 2007. The Company will hold a conference call the following morning, March 27 at 10:00 a.m. EDT, to discuss the results.
North American participants may access the call toll-free by dialing 800-870-0018. International participants should call 310-287-9836. Persons wishing to participate in this conference call are asked to dial-in at least five minutes prior to the start time to ensure prompt access to the call.
Jaguar will provide a web cast of this call over the Internet, which can be accessed from the Calendar of Events tab located on the Company’s homepage at www.jaguarmining.com. An archive of the web cast and the audio replay will be available approximately one hour after the call ends through April 13, 2007. The audio replay can be accessed by calling 800-675-9924 from North America or 310-287-9926 outside of North America. The replay ID number is 32707. The web cast will be available through the Company’s homepage until April 13, 2007.
About Jaguar Mining
Jaguar is one of the fastest growing gold producers in Brazil with operations in a prolific greenstone belt in the state of Minas Gerais. Jaguar is actively exploring and developing additional mineral resources at its 72,000 acre land base. Additional information is available on the Company’s website at www.jaguarmining.com.

For Information:
Investors and analysts	Media inquiries:
Bob Zwerneman	Valéria Rezende DioDato
Director of Investor Relations	Director of Communication
603-224-4800	603-224-4800
bobz@jaguarmining.com	valeria@jaguarmining.com
Company website: www.jaguarmining.com
48 Pleasant Street • Concord, NH 03301 • Phone: (603) 224-4800 • Fax: (603) 228-8045 • info@jaguarmining.com • www.jaguarmining.com

Document No. 36
PRESS RELEASE
NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

March 12, 2007	2007-10
Concord, New Hampshire	JAG — TSX
Jaguar Mining Prices and Sells C$75 Million Private Placement of Units
Jaguar Mining Inc. (“Jaguar” or “the Company”) (JAG-TSX) announced today that it has priced its previously announced private placement (“the Offering”) of $75,000,000 of Units. The Units were sold by a syndicate led by TD Securities Inc. and included Blackmont Capital Inc., BMO Capital Markets and RBC Capital Markets. The underwriters have been granted an option to purchase up to 15% of the number of the Units offered to cover over-allotments, which if exercised, would result in gross proceeds of C$86.25 million. The offering is expected to close on or about Thursday, March 22, 2007.
The Units are comprised of a secured note in the principal amount of $1,000, bearing a coupon of 10.5%, payable semi-annually in arrears, and 25 common shares of Jaguar, which in aggregate represents approximately 3% dilution to existing shareholders. It is expected that the notes and shares will be listed on the Toronto Stock Exchange as soon as possible following the expiry of any statutory hold periods.
The Company intends to use the net proceeds from this Offering to continue exploration and development work in the Paciência Region, advance other Company properties including assessment and feasibility studies at the Caeté Project, and acquire long lead-time components critical to the overall development of mining operations, and other general corporate purposes.
Daniel R. Titcomb, Jaguar’s President and CEO stated, “We are very pleased with the market’s response to this Offering. The strong interest from investors demonstrates their belief in Jaguar and our ability to enhance shareholder value. Moreover, we believe our ability to secure the financing to fully fund our announced growth initiatives to reach the 300,000 oz level of gold output in 2009 removes a level of uncertainty that might have existed with respect to our capital sources prior to this Offering.”
About Jaguar
Jaguar is one of the fastest growing gold producers in Brazil with operations in a prolific greenstone belt in the state of Minas Gerais. Jaguar is actively exploring and developing additional mineral resources at its 72,000 acre land base. Additional information is available on the Company’s website at www.jaguarmining.com.
48 Pleasant Street • Concord, NH 03301 • Phone: (603) 224-4800 • Fax: (603) 228-8045 • info@jaguarmining.com • www.jaguarmining.com

For Information:
Investors and analysts:	Media inquiries:
Bob Zwerneman	Valéria Rezende DioDato
Director of Investor Relations	Director of Communication
603-224-4800	603-224-4800
bobz@jaguarmining.com	valeria@jaguarmining.com
Forward Looking Statements
This press release contains forward-looking statements concerning Jaguar’s objectives in the years ahead, the measured and indicated resources, their average grade, the commencement period of production, cash operating costs and completion dates of feasibility studies, gold production and sales targets, capital expenditure costs, future profitability and growth in reserves. Forward-looking statements can be identified by the use of words, such as “are expected”, “is forecast”, “approximately” or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, or performance to be materially different from any future results or performance expressed or implied by the forward-looking statements.
These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating gold prices and monetary exchange rates, the possibility of project cost delays and overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future, uncertainties related to production rates, timing of production and the cash and total costs of production, changes in applicable laws including laws related to mining development, environmental protection, and the protection of the health and safety of mine workers, the availability of labor and equipment, the possibility of labor strikes and work stoppages and changes in general economic conditions. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.
These forward-looking statements represent our views as of the date of discussion. The Company anticipates that subsequent events and developments may cause the Company’s views to change. The Company does not undertake to update any forward-looking statements, either written or oral, that may be made from time to time by or on behalf of the Company subsequent to the date of this discussion. For a discussion of important factors affecting the Company, including fluctuations in the price of gold and exchange rates, uncertainty in the calculation of mineral resources, competition, uncertainty concerning geological conditions and governmental regulations and assumptions underlying the Company’s forward-looking statements, see the “CAUTIONARY NOTE” regarding forward-looking statements and “RISK FACTORS” in the Company’s Annual Information Form for the year ended December 31, 2005 filed on System for Electronic Document Analysis and Retrieval (“SEDAR”) and available at http://www.sedar.com.
Jaguar’s securities have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered, sold or resold in the United States or to a U.S. person absent registration or an applicable exemption from the registration requirements. NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

Document No. 37
PRESS RELEASE

March 12, 2007	2007-09
Concord, New Hampshire	JAG — TSX
Jaguar Mining and Xstrata Form Joint Venture
to Explore Promising Greenstone Belt in Northern Brazil
Preliminary Exploration Effort Reveals Significant Mineralization
Jaguar Mining Inc. (“Jaguar” or “the Company”) (JAG-TSX) reports that it has entered into a formal agreement with Xstrata plc (“Xstrata”) for Jaguar to explore the Pedra Branca Gold Project (“Project”) in the State of Ceará in Northern Brazil. Under the terms of the agreement, Jaguar and Xstrata will form a joint venture company or companies to mine economic gold deposits in the Project. For an aggregate fee of US$150,000 over the next two years, Jaguar will have the option to hold a 51 percent ownership interest in the new enterprise by investing an aggregate US$3.85 million in exploration expenditures within the next four years. Jaguar is subject to annual exploration expenditure targets for each year in which it maintains the option. Jaguar has the opportunity to increase its ownership interest in certain gold deposits to 60 percent through a further investment of US$3.0 million by the fifth anniversary of the agreement, subject to the rights of Xstrata to return to their 49 percent interest through additional contributions to the joint venture, for certain properties which have gold deposits of two million ounces or more. Certain properties within the Project that are dominated by base metal deposits, or which have gold deposits of less than one million ounces, may be held in different ownership percentages and be subject to different conditions, or removed from the joint venture.
The Jaguar-Xstrata joint venture has mineral rights to 37 concessions totaling approximately 159,000 acres in a 65-km shear zone. The concessions are located in and around municipal areas with excellent infrastructure. The area is characterized by relatively dry weather, facilitating year-round operations.
Xstrata’s exploration team has performed preliminary work on two large anomalies referred to as Coelho and Mirador. The initial exploration work on these two targets include:
a. Geophysical mapping
b. Drainage geochemistry: 625 samples
c. Soil geochemistry: 6,570 samples
d. Trenches: 2,822m
e. Channel and ship samples: 2,249 units
The relatively shallow work to-date on the Coelho and Mirador targets has provided some promising results with respect to gold mineralization averaging between 2.3-2.5 g/t observed in the 21 surface samples taken by Xstrata. Based on this information, which was provided to Jaguar in greater detail, Jaguar intends to conduct further exploration at the Project to determine the extent of the gold resources at Pedra Branca. If mineralization is determined to exist in commercial quantities, Jaguar intends to prepare and file a technical report consistent with National Instrument 43-101 at the appropriate time.
For the most part, the mineralized formations uncovered by Xstrata’s preliminary efforts are open along the extremity and lead both companies’ geologists to believe the area has significant potential for gold
48 Pleasant Street • Concord, NH 03301 • Phone: (603) 224-4800 • Fax: (603) 228-8045 • info@jaguarmining.com • www.jaguarmining.com mineralization, which could include the presence of both oxide and sulfide formations in large structures.
The preliminary exploration program carried out by Xstrata only covered 25 km of this zone, with 10 km of soil anomalies identified. Jaguar intends to develop and execute a comprehensive exploration program at the Project during 2007 and 2008 to further delineate and measure the gold mineralization through further trenching and diamond core drilling.
Commenting on the venture with Xstrata, Daniel R. Titcomb, Jaguar’s President and CEO stated, “We are very pleased and excited to be partnering with Xstrata in a separate greenstone belt geological setting that could contain large gold-bearing structures. We take pride that Xstrata sought to partner with Jaguar on this exciting venture, further strengthening our belief that Jaguar has one of the finest exploration and operating teams in the industry.”
About Jaguar
Jaguar is one of the fastest growing gold producers in Brazil with operations in a prolific greenstone belt in the state of Minas Gerais. Jaguar is actively exploring and developing additional mineral resources at its 72,000 acre land base. Additional information is available on the Company’s website at www.jaguarmining.com.

For Information:
Investors and analysts:	Media inquiries:
Bob Zwerneman	Valéria Rezende DioDato
Director of Investor Relations	Director of Communication
603-224-4800	603-224-4800
bobz@jaguarmining.com	valeria@jaguarmining.com
Forward Looking Statements
This press release contains forward-looking statements concerning Jaguar’s ownership in the Project and its intention to develop and execute an exploration program. Forward-looking statements can be identified by the use of words, such as “are expected”, “is forecast”, “intend”, approximately or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, or performance to be materially different from any future results or performance expressed or implied by the forward-looking statements.
These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating gold prices and monetary exchange rates, the possibility of project cost delays and overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future, uncertainties related to production rates, timing of production and the cash and total costs of production, changes in applicable laws including laws related to mining development, environmental protection, and the protection of the health and safety of mine workers, the availability of labor and equipment, the possibility of labor strikes and work stoppages and changes in general economic conditions. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.
These forward-looking statements represent our views as of the date of discussion. The Company anticipates that subsequent events and developments may cause the Company’s views to change. The Company does not undertake to update any forward-looking statements, either written or oral, that may be made from time to time by or on behalf of the Company subsequent to the date of this discussion. For a discussion of important factors affecting the Company, including fluctuations in the price of gold and exchange rates, uncertainty in the calculation of mineral resources, competition, uncertainty concerning geological conditions and governmental regulations and assumptions underlying the Company’s forward-looking statements, see the “CAUTIONARY NOTE” regarding forward-looking statements and “RISK FACTORS” in the Company’s Annual Information Form for the year ended December 31, 2005 filed on System for Electronic Document Analysis and Retrieval (“SEDAR”) and available at http://www.sedar.com.

Document No. 38
PRESS RELEASE

February 28, 2007	2007-08
Concord, New Hampshire	JAG — TSX
Jaguar Mining Announces Early Exercise Period for
Early Exercise of Listed Warrants to Commence on February 28, 2007
Jaguar Mining Inc. (“Jaguar” or “the Company”) (JAG-TSX) is pleased to announce that Jaguar’s warrant transaction, which is described in more detail in the news releases of the Company dated February 5, 2007 and February 7, 2007, has been approved by Warrantholders, other than Blackmont Capital Inc. (“BCI”), its associates, affiliates and insiders, present in person or by proxy holding 1,733,600 or 95.5% of the votes cast at the meeting held today.
The 30-day period for the early exercise (“Early Exercise Period”) of the Company’s public traded warrants will commence on Wednesday, February 28, 2007 and will expire at 5:00 p.m. (Toronto time) (the “Early Warrant Expiry Time”) on Friday, March 30, 2007 (“Early Exercise Expiry Date”).
Registered Warrantholders are encouraged to exercise their warrants in accordance with the procedures set forth below as soon as possible and, in any event, at or before the early Exercise Expiry Time in order to acquire an additional 0.063 of a common share of the Company (“Common Share”) in addition to the one full Common Share issuable upon exercise of each warrant.
Non-registered Warrantholders, whose warrants are registered in the name of a brokerage firm, bank or trust company or other intermediary should contact their intermediary for instructions on how to exercise their warrants.
Registered Warrantholders may exercise their rights to acquire the above noted Common Shares by surrendering the certificates representing their warrants to Computershare Trust Company of Canada at any time following commencement of the Early Exercise Period and at or before the Early Warrant Expiry Time, by hand, courier or registered mail at its offices located at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1. The warrant certificate must be submitted together with (i) a duly completed and executed subscription, in the form attached to the Warrant certificate as Schedule “A” or in the form attached to the Notice of Extraordinary Meeting of Warrantholders (“Notice”) and Management Information Circular (“Circular”), each dated February 2, 2007, specifying the number of warrants that the Warrantholder intends to exercise; (ii) in the case of U.S. Warrantholders only, as described in the Circular under “U.S. Warrantholders”, a duly completed and executed U.S. Representation Letter in the form attached to the Notice accompanying the Circular as Schedule “C” to Exhibit “A”, and (iii) a certified cheque, bank draft or money order in Canadian dollars, payable to or to the order of the Corporation in an amount equal to CDN$4.50 (the “Exercise Price”) multiplied by the number of warrants that the Warrantholder intends to exercise.
In the event that at least 66 2/3% of the warrants outstanding as of February 28, 2007 are exercised during the Early Exercise Period, each outstanding warrant that has not been exercised during the Early Exercise Period (except in limited circumstances for U.S. Warrantholders) will be exchanged, without any further
48 Pleasant Street • Concord, NH 03301 • Phone: (603) 224-4800 • Fax: (603) 228-8045 • info@jaguarmining.com • www.jaguarmining.com action on the part of the Warrantholder, including payment of the Exercise Price thereof or any other additional consideration, for a fraction of one Common Share equal to: (A) one plus (B) 0.063 multiplied by 50% minus (C) $4.50 divided by the lesser of (i) the volume weighted average trading price of the Common Shares on the Toronto Stock Exchange for the five trading days ending on the Early Exercise Expiry Date, and (ii) the closing price of the Common Shares on the Early Exercise Expiry Date.
BCI is acting as financial advisor to the Company with respect to the warrant transaction.
This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.
About Jaguar
Jaguar is one of the fastest growing gold producers in Brazil with operations in a prolific greenstone belt in the state of Minas Gerais. Jaguar is actively exploring and developing additional mineral resources at its 72,000 acre land base. Additional information is available on the Company’s website at www.jaguarmining.com.

For Information:
Investors and analysts:	Media inquiries:
Bob Zwerneman	Valéria Rezende DioDato
Director of Investor Relations	Director of Communication
603-224-4800	603-224-4800
bobz@jaguarmining.com	valeria@jaguarmining.com
Jaguar’s securities have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered, sold or resold in the United States or to a U.S. person absent registration or an applicable exemption from the registration requirements. NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

Document No. 39
PRESS RELEASE
NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

February 27, 2007	2007-07
Concord, New Hampshire	JAG — TSX
Jaguar Mining Announces C$75 Million Private Placement of Units
Capitalizing for 300k oz of production
Jaguar Mining Inc. (“Jaguar” or “the Company”) (JAG-TSX) announced today that it has engaged TD Securities Inc. (“TD”) to assist the Company in raising approximately $75 million in a private placement of units comprised of debt and a small amount of common shares (“the Offering”). These funds, combined with cash flow from operations and capital the Company expects to receive from the early exercise of warrants, will provide the necessary funds to complete the exploration and development planned to boost Jaguar’s annual gold production to 300,000 ounces during 2009. All figures are in Canadian dollars unless otherwise indicated.
The Offering
The Offering will consist of Units, each of which is comprised of a secured note in the principal amount of $1,000 and a limited number of common shares of Jaguar. The Units will be sold in private placement transactions.
Units will be offered for aggregate gross proceeds of up to approximately $75,000,000. The limited number of common shares to be included in each Unit has yet to be determined. The Offering is subject to certain conditions including, but not limited to, the receipt of all necessary approvals, including the acceptance of the Toronto Stock Exchange. The Offering is expected to close by the end of March, 2007. The Units will be sold by a syndicate led by TD and including Blackmont Capital Inc., BMO Capital Markets and RBC Capital Markets. The underwriters will be granted an option to purchase up to 15% of the number of Units sold to cover over-allotments, if any.
The proceeds from the Offering will be used to continue exploration and development work in the Paciência Region, advance other Company properties including assessment and feasibility studies at the Caeté Project, and acquire long lead-time components critical to the overall development of mining operations, and other general corporate purposes.
“This offering achieves two primary objectives,” stated Daniel R. Titcomb, Jaguar’s President and CEO. “It provides development capital to build-out the Paciência Project, boosting our gold production, and expand exploration. It also provides a source of capital consistent with our philosophy of creating growth without significantly diluting our shareholders. Given Jaguar is now generating positive cash flow from operations, and the phase of the cycle for gold, we believe financing our current growth initiatives primarily through debt creates greater value for our shareholders.”
Mr. Titcomb further stated, “We believe this financing will give Jaguar the capital it requires to attain its current goal of having 300,000 ounces of annual gold production in 2009.”
48 Pleasant Street • Concord, NH 03301 • Phone: (603) 224-4800 • Fax: (603) 228-8045 • info@jaguarmining.com • www.jaguarmining.com

About Jaguar
Jaguar is one of the fastest growing gold producers in Brazil with operations in a prolific greenstone belt in the state of Minas Gerais. Jaguar is actively exploring and developing additional mineral resources at its 72,000 acre land base. Additional information is available on the Company’s website at www.jaguarmining.com.

For Information:
Investors and analysts:	Media inquiries:
Bob Zwerneman	Valéria Rezende DioDato
Director of Investor Relations	Director of Communication
603-224-4800	603-224-4800
bobz@jaguarmining.com	valeria@jaguarmining.com
Forward Looking Statements
This press release contains forward-looking statements concerning Jaguar’s objectives in the years ahead, the measured and indicated resources, their average grade, the commencement period of production, cash operating costs and completion dates of feasibility studies, gold production and sales targets, capital expenditure costs, future profitability and growth in reserves. Forward-looking statements can be identified by the use of words, such as “are expected”, “is forecast”, approximately or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, or performance to be materially different from any future results or performance expressed or implied by the forward-looking statements.
These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating gold prices and monetary exchange rates, the possibility of project cost delays and overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future, uncertainties related to production rates, timing of production and the cash and total costs of production, changes in applicable laws including laws related to mining development, environmental protection, and the protection of the health and safety of mine workers, the availability of labor and equipment, the possibility of labor strikes and work stoppages and changes in general economic conditions. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.
These forward-looking statements represent our views as of the date of discussion. The Company anticipates that subsequent events and developments may cause the Company’s views to change. The Company does not undertake to update any forward-looking statements, either written or oral, that may be made from time to time by or on behalf of the Company subsequent to the date of this discussion. For a discussion of important factors affecting the Company, including fluctuations in the price of gold and exchange rates, uncertainty in the calculation of mineral resources, competition, uncertainty concerning geological conditions and governmental regulations and assumptions underlying the Company’s forward-looking statements, see the “CAUTIONARY NOTE” regarding forward-looking statements and “RISK FACTORS” in the Company’s Annual Information Form for the year ended December 31, 2005 filed on System for Electronic Document Analysis and Retrieval (“SEDAR”) and available at http://www.sedar.com.
Jaguar’s securities have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered, sold or resold in the United States or to a U.S. person absent registration or an applicable exemption from the registration requirements. NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

Document No. 40
PRESS RELEASE

February 27, 2007	2007-06
Concord, New Hampshire	JAG — TSX
Jaguar Mining Announces Shareholder Approval of
Early Exercise of Listed Purchase Warrants
Jaguar Mining Inc. (“Jaguar” or “the Company”) (JAG-TSX) is pleased to announce that it has today received the written consent of shareholders holding a majority of the common shares of the Company to the early exercise warrant transaction, which is described in more detail in the news releases of the Company dated February 5, 2007 and February 7, 2007.
The early exercise warrant transaction also requires warrantholder approval before the transaction can proceed. The Company will seek the requisite warrantholder approval at the Extraordinary Warrantholder Meeting to be held at 11:00 a.m. (Toronto time) on Wednesday, February 28, 2007.
Blackmont Capital Inc. is acting as financial advisor to Jaguar with respect to the transaction. Blackmont is reported to hold 26,625 Warrants representing approximately 0.5% of the outstanding Warrants. Blackmont Capital Inc., its associates, affiliates and insiders will not be entitled to vote at the Warrantholder Meeting.
About Jaguar Mining
Jaguar Mining Inc. is one of the fastest growing gold producers in Brazil, with operations in a prolific greenstone belt in the state of Minas Gerais. Jaguar is actively exploring and developing additional mineral resources at its 72,000 acre resource base. Additional information is available on the Company’s website at www.jaguarmining.com.

For Information:
Investors and analysts:	Media inquiries:
Bob Zwerneman	Valéria Rezende DioDato
Director of Investor Relations	Director of Communication
603-224-4800	603-224-4800
bobz@jaguarmining.com	valeria@jaguarmining.com
Jaguar’s securities have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered, sold or resold in the United States or to a U.S. person absent registration or an applicable exemption from the registration requirements. NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.
48 Pleasant Street • Concord, NH 03301 • Phone: (603) 224-4800 • Fax: (603) 228-8045 • info@jaguarmining.com • www.jaguarmining.com

Document No. 41
PRESS RELEASE

February 23, 2007	2007-05
Concord, New Hampshire	JAG — TSX
Jaguar Mining Announces Completion of Paciência Pre-Feasibility Study
Initial Gold Production from Paciência Expected Early-2008
Jaguar Mining Inc. (“Jaguar” or “the Company”) (JAG-TSX) announced today it has completed a pre-feasibility study on its Paciência Project Santa Isabel Mine property located in the state of Minas Gerais in Brazil and is reclassifying mineral resources as mineral reserves. All figures are in U.S. dollars unless otherwise indicated.
Based on the findings of the pre-feasibility study, Jaguar is advancing its 100% owned Paciência Project toward production of approximately 75,000 ounces of gold per year at an average cash cost of $221 per ounce over an estimated initial 5.1 year mine life. Jaguar believes it will bring additional resources into the mine plan as exploration results are evaluated. These additional resources are expected to increase the mine life and annual production rate beyond the present estimate. The Company is proceeding with development plans, finalizing the feasibility study and the filing of NI 43-101 independent technical reports. The process to obtain the necessary permits is underway. The Installation License (LI) is expected to be issued in March 2007 and the initial production slated for Q2 2008.
Daniel Titcomb, Jaguar’s President and CEO stated, “We believe the Paciência Region could yield several operations similar to the Santa Isabel Mine. During our next phase of exploration in this region, we will continue with underground development and drill several mineralized structures adjacent to the Santa Isabel ore body. If we are successful, these additional resources would likely be processed through an expansion of the facility we are now building for the Santa Isabel Mine.”
Mining Plan, Reserves and Project Economics
A gold price of $550 per ounce was used in the evaluation of the Project’s viability. The pre-tax net cash flow over the initial life of the project is estimated at $116.5 million using the following estimates:

Mineral Reserves:	2,714,000 tonnes @ 4.52 g/t Au, containing
approximately 394,450 oz of gold
Mill Feed Grade:	4.39 g/t Au
Mining Rate:	275,000 tonnes for 2008;
600,000 tonnes per year 2009 forward
Process Recovery:	93%
Annual Average Production:	75,000 oz per year
Mine Life:	5.1 years
Start Production:	Q2 2008
Capital Cost:	$42.0 million
Average Cash Cost:	$221 per oz
Total Production Cost:	$333 per oz, including invested capital
Assumed Exchange Rate:	Construction Period: R$2.2=US$1
Operating Period: R$2.5=US$1
IRR Gold @ US$550/oz:	27.5%
NPV @ 8%:	$18.7 million after tax
NPV @ 0%:	$50.8 million after tax
48 Pleasant Street • Concord, NH 03301 • Phone: (603) 224-4800 • Fax: (603) 228-8045 • info@jaguarmining.com • www.jaguarmining.com

Jaguar intends to use a cut and fill method at the Santa Isabel Mine, which contemplates a treated tailings backfill system. As part of the Santa Isabel mine development, approximately 2.8 km of access ramps, stopes and cross cuts have been developed, along with 36,000 m of drilling by Jaguar and previous owners. A total of 2 km of underground development work is planned during 2007. Of the $42 million capital cost noted above, Jaguar has invested approximately $10 million for exploration, infrastructure and mine development at Santa Isabel.
The processing facilities will include crushing and grinding circuits followed by a gravity separation circuit, which is expected to recover approximately 40 percent of the available gold, along with a leaching and carbon-in-pulp adsorption/desorption/recovery (CIP-ADR) plant to process the downstream gravity-removed ore pulp. Civil works for the CIP-ADR processing facility is planned to begin in March 2007. The Company anticipates major systems will be substantially completed by the end of this year.
Mineral Resources
The Santa Isabel Mine pre-feasibility study identified measured and indicated resources of 430,260 ounces and inferred resources of 73,580 ounces to a depth of 300 m from surface. The resource estimates in table 1 below were determined using a capping grade of 95 g/t and a low cut-off grade of 1.5 g/t.
Table 1 — Paciência Region, Santa Isabel Mine — Estimated Resources

Category	Tonnage	Grade	Ounces
	(mt)	(g Au/t)	(oz Au)
Measured (M)	871,170	5.59	156,590
			36.4%
Indicated (I)	1,702,230	5.00	273,670
			63.6%
(M + I)	2,573,400	5.20	430,260

Inferred	420,700	5.44	73,580
Table 2 below presents estimated gold resources for properties along the 12 km concessions in the Paciência Region that Jaguar controls. These are not included in the pre-feasibility study for the Santa Isabel Mine presented in Table 1.
Table 2 — Paciência Region, Other — Estimated Resources

Category	Tonnage	Grade	Ounces
	(mt)	(g Au/t)	(oz Au)
Measured (M)	1,642,000	3.68	194,295
			49.3%
Indicated (I)	1,567,000	3.97	200,000
			50.7%
(M + I)	3,209,000	3.82	394,040

Inferred	500,000	5.00	80,380
The measured and indicated gold resources presented in table 2 are based on a NI 43-101 technical report prepared by TechnoMine Services, LLC on the Quadrilátero Gold Project filed on SEDAR on December 20, 2004.

2

Geologic Setting
Jaguar’s Paciência Project is located in a prolific geological setting known as the Iron Quadrangle which has hosted and continues to host several world class gold mines.
The Santa Isabel Mine is located within the São Vicente Trend. This trend was discovered and intensively mined in the 17th and 18th centuries and is now recognized by large surface excavations of old mines. Mineralization within the ore body is variable, with grades between 100 to 500 g/t common due to the existence of coarse visible gold.
The pre-feasibility study was prepared by Ivan C. Machado, M.Sc., P.E., P.Eng., Principal of Salt Lake City based TechnoMine Services, LLC. Mr. Machado serves as Jaguar’s independent Qualified Person in accordance with NI 43-101. The Company will file a technical report in accordance with the Standards of Disclosure for Mineral Projects as defined by National Instrument 43-101 within 45 days.
About Jaguar
Jaguar is one of the fastest growing gold producers in Brazil with operations in a prolific greenstone belt in the state of Minas Gerais. Jaguar is actively exploring and developing additional mineral resources at its 72,000 acre land base. Additional information is available on the Company’s website at www.jaguarmining.com.

For Information:
Investors and analysts:	Media inquiries:
Bob Zwerneman	Valéria Rezende DioDato
Director of Investor Relations	Director of Communication
603-224-4800	603-224-4800
bobz@jaguarmining.com	valeria@jaguarmining.com
Forward Looking Statements
This press release contains forward-looking statements concerning Jaguar’s objectives in the years ahead, the measured and indicated resources, their average grade, the commencement period of production, cash operating costs and completion dates of feasibility studies, gold production and sales targets, capital expenditure costs, future profitability and growth in reserves. Forward-looking statements can be identified by the use of words, such as “are expected”, “is forecast”, approximately or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, or performance to be materially different from any future results or performance expressed or implied by the forward-looking statements.
These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating gold prices and monetary exchange rates, the possibility of project cost delays and overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future, uncertainties related to production rates, timing of production and the cash and total costs of production, changes in applicable laws including laws related to mining development, environmental protection, and the protection of the health and safety of mine workers, the availability of labor and equipment, the possibility of labor strikes and work stoppages and changes in general economic conditions. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.
These forward-looking statements represent our views as of the date of discussion. The Company anticipates that subsequent events and developments may cause the Company’s views to change. The Company does not undertake to update any forward-looking statements, either written or oral, that may be made from time to time by or on behalf of the Company subsequent to the date of this discussion. For a discussion of important factors affecting the Company, including fluctuations in the price of gold and exchange rates, uncertainty in the calculation of mineral resources, competition, uncertainty concerning geological conditions and governmental regulations and assumptions underlying the Company’s forward-looking statements, see the “CAUTIONARY NOTE” regarding forward-looking statements and “RISK FACTORS” in the Company’s Annual Information Form for the year ended December 31, 2005 filed on System for Electronic Document Analysis and Retrieval (“SEDAR”) and available at http://www.sedar.com.

3

Document No. 42
PRESS RELEASE

February 7, 2007	2007-04
Concord, New Hampshire	JAG — TSX
Jaguar Mining Provides Clarification
of U.S. Accredited Investor Status for its Early Warrant Exercise Program
In the news release issued by Jaguar Mining Inc. (“Jaguar” or “the Company”) (JAG-TSX) on February 5, 2007, the reference to “Institutional Accredited Investor” and portions of the associated references to Rule 501 is incorrect. The release should have read “. . . a Warrantholder who is in the United States or who holds a Warrant for the account or benefit of a U.S. person must be an “Accredited Investor” (as defined in Rule 501(a) of Regulation D under the U.S. Securities Act) and must deliver the subscription form and representation letter required by the Warrant Indenture at or before the Early Exercise Expiry Time in order to exercise their Warrants and receive Common Shares or to have their Warrants exchanged for Common Shares”. For information concerning the definition of an “Accredited Investor”, please refer to the Company’s Management Information Circular to be filed on SEDAR at www.sedar.com.
About Jaguar Mining
Jaguar Mining Inc. is one of the fastest growing gold producers operating in a prolific greenstone belt in the state of Minas Gerais, Brazil and is actively exploring and developing additional mineral resources at its 72,000 acre resource base. Additional information is available on the Company’s website at www.jaguarmining.com.

For Information:
Investors and analysts:	Media inquiries:
Bob Zwerneman	Valéria Rezende DioDato
Director of Investor Relations	Director of Communication
603-224-4800	603-224-4800
bobz@jaguarmining.com	valeria@jaguarmining.com
Jaguar’s securities have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered, sold or resold in the United States or to a U.S. person absent registration or an applicable exemption from the registration requirements. NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.
48 Pleasant Street • Concord, NH 03301 • Phone: (603) 224-4800 • Fax: (603) 228-8045 • info@jaguarmining.com • www.jaguarmining.com

Document No. 43
PRESS RELEASE

February 5, 2007	2007-03
Concord, New Hampshire	JAG — TSX
Jaguar Mining Announces Early Exercise of Warrants
to Raise Development Capital
Jaguar Mining Inc. (“Jaguar” or “the Company”) (JAG-TSX) announces that it has filed a preliminary short form prospectus in each of the provinces of Canada in connection with a proposal to issue up to 340,090 new common shares of Jaguar (“Common Shares”) to holders of its warrants (“Warrants”) listed on the Toronto Stock Exchange (“TSX”) who exercise such Warrants during a 30-day early exercise period (the “Early Exercise Period”) expected to commence on or about February 28, 2007 (the “Early Warrant Exercise”). If all Warrants are exercised during the Early Exercise Period, Jaguar will:
•	receive gross proceeds of approximately C$24 million on or before March 30, 2007 (the “Early Exercise Expiry Date”);

•	issue approximately 5,398,250 Common Shares pursuant to the exercise by the holders of Warrants in accordance with the original terms of the Warrants; and

•	issue up to 340,090 additional Common Shares to encourage the early exercise of the Warrants by the holders thereof, representing approximately 0.64% of all the Jaguar Common Shares outstanding including the 5,398,250 Common Shares issued pursuant to the exercise of the warrants.
“We believe this transaction offers a win-win opportunity for our warrant holders and shareholders. It allows the Company to access low cost capital and advance the Company’s initiatives underway at Paciência and Caeté”1, stated Daniel R. Titcomb, Jaguar’s President and CEO.
The Early Warrant Exercise is intended to simplify Jaguar’s capital structure. The proceeds of the Early Warrant Exercise will be used by Jaguar for the advancement and development of the Corporation’s mineral properties, potential acquisitions, exploration activities and for general corporate purposes including future growth opportunities. The details of the Warrants are set out in the table below. The Warrants will continue to trade on the TSX during the Early Exercise Period.

Stock		Exercise Basis	Exercise Price
Symbol	Expiry Date	per Warrant	per Warrant
TSX: JAG.WT	Dec. 31, 2007	One Common Share	$4.50
Jaguar is proposing to amend the terms of the Warrants which expire December 31, 2007 and were issued pursuant to a warrant indenture (the “Warrant Indenture”) entered into with Computershare Trust Company of Canada dated December 31, 2004, as amended by the First Supplement Warrant Indenture dated December 20, 2005, such that holders of the Warrants would be entitled to receive the Common Shares issuable upon the exercise of the Warrants plus an additional fraction of a Common Share (as set forth in the table below) provided such holders exercise their Warrants during the Early Exercise Period.
48 Pleasant Street • Concord, NH 03301 • Phone: (603) 224-4800 • Fax: (603) 228-8045 • info@jaguarmining.com • www.jaguarmining.com

Illustrative Early Exercise of 3,000 Warrants

Fraction of Additional
New Share for each
Warrant exercised
during the Early	Warrants		Common Shares
Exercise Period	Owned	Paid on Exercise	Received
0.063	3,000	C$4.50 per Warrant	3,189
If at least 66 2/3% of the Warrants are exercised during the Early Exercise Period, each unexercised Warrant (except for Warrants held by certain US Warrantholders) will be automatically exchanged, without any further action on the part of the Warrantholder (including payment of the exercise price thereof or any other additional consideration) for a fraction of a Common Share, in accordance with the following formula: (A) one plus (B) 0.063 multiplied by 50% minus (C) $4.50 divided by the lesser of (i) the volume weighted average trading price of the Common Shares on the TSX for the five trading days ending on the Early Exercise Expiry Date, and (ii) the closing price of the Common Shares on the Early Exercise Expiry Date. A substantial decline in the price or number of the Warrants (including the exercise of Warrants under the Early Warrant Exercise) or in trading of the Warrants could cause the Warrants to be de-listed further reducing market liquidity.
The transaction is subject to the receipt of all required regulatory approvals and consents, including approval by shareholders holding a majority of the Common Shares and holders of 66 2/3% of the Warrants other than Blackmont Capital Inc. its associates, affiliates and insiders (the “Disqualified Warrantholders”). The Board of Directors has received a fairness opinion from Blackmont Capital Inc. stating that this transaction is fair to Warrantholders (other than the Disqualified Warrantholders) and to the shareholders. The required shareholder approval will be sought by written consent. The required approval of Warrantholders will be sought at a meeting of Warrantholders to be held on February 28, 2007 with a record date of January 29, 2007. Jaguar expects to mail a management information circular to its Warrantholders on or about February 7, 2007.
Jaguar has filed a preliminary short form prospectus in each of the provinces of Canada, which remains subject to regulatory approval, to qualify the distribution of the Common Shares issuable upon the exercise of the Warrants. A copy of the preliminary short form prospectus dated February 1, 2007 relating to the distribution of such Common Shares will be available on www.sedar.com under Jaguar’s profile. The Common Shares to be issued upon exercise of or exchange for Warrants have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption therefrom is available. Notwithstanding the foregoing, a Warrantholder who is in the United States or who holds a Warrant for the account or benefit of a U.S. person must be an “Institutional Accredited Investor” (an “Accredited Investor”, as defined in Rule 501(a) of Regulation D under the U.S. Securities Act, that satisfies the requirements of Rule 501(a)(1), (2), (3) or (7)) and must deliver the subscription form and representation letter required by the Warrant Indenture at or before the Early Exercise Expiry Time in order to exercise their Warrants and receive Common Shares or to have their Warrants exchanged for Common Shares. Any such Warrantholder who does not comply with such requirements will not be permitted to exercise or exchange their Warrants and receive Common Shares, and their Warrants will remain outstanding following the completion of the transaction.
Blackmont Capital Inc. is acting as financial advisor to Jaguar with respect to the transaction. Blackmont is reported to hold approximately 26,625 Warrants representing approximately 0.5% of the outstanding Warrants.

2

About Jaguar Mining
Jaguar Mining Inc. is one of the fastest growing gold producers operating in a prolific greenstone belt in the state of Minas Gerais, Brazil and is actively exploring and developing additional mineral resources at its 72,000 acre resource base. Additional information is available on the Company’s website at www.jaguarmining.com.

For Information:
Investors and analysts:	Media inquiries:
Bob Zwerneman	Valéria Rezende DioDato
Director of Investor Relations	Director of Communication
603-224-4800	603-224-4800
bobz@jaguarmining.com	valeria@jaguarmining.com

1.	The ability of the Company to access low cost capital and advance the Company’s initiatives underway at Paciência and Caeté is subject to the various risks and uncertainties that can be found in the “Forward-Looking Statements” below.
Forward Looking Statements
This press release contains forward-looking statements concerning Jaguar’s objectives in the years ahead, the measured and indicated resources, their average grade, the commencement period of production, cash operating costs and completion dates of feasibility studies, gold production and sales targets, capital expenditure costs, future profitability and growth in reserves. Forward-looking statements can be identified by the use of words, such as “are expected”, “is forecast”, approximately or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, or performance to be materially different from any future results or performance expressed or implied by the forward-looking statements.
These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating gold prices and monetary exchange rates, the possibility of project cost delays and overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future, uncertainties related to production rates, timing of production and the cash and total costs of production, changes in applicable laws including laws related to mining development, environmental protection, and the protection of the health and safety of mine workers, the availability of labour and equipment, the possibility of labour strikes and work stoppages and changes in general economic conditions. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.
These forward-looking statements represent our views as of the date of discussion. The Company anticipates that subsequent events and developments may cause the Company’s views to change. The Company does not undertake to update any forward-looking statements, either written or oral, that may be made from time to time by or on behalf of the Company subsequent to the date of this discussion. For a discussion of important factors affecting the Company, including fluctuations in the price of gold and exchange rates, uncertainty in the calculation of mineral resources, competition, uncertainty concerning geological conditions and governmental regulations and assumptions underlying the Company’s forward-looking statements, see the “CAUTIONARY NOTE” regarding forward-looking statements and “RISK FACTORS” in the Company’s Annual Information Form for the year ended December 31, 2005 filed on System for Electronic Document Analysis and Retrieval (“SEDAR”) and available at http://www.sedar.com.

3

Document No. 44
PRESS RELEASE

February 1, 2007 Concord, New Hampshire	2007-02 JAG – TSX
Jaguar Mining Announces Adoption of Shareholder Rights Plan
Jaguar Mining Inc. (“Jaguar” or “the Company”) (JAG-TSX) announces that its Board of Directors (the “Board”) has adopted a Shareholder Rights Plan (the “Rights Plan”). The Rights Plan has been adopted to ensure the fair treatment of shareholders in connection with any take-over bid for common shares of Jaguar. The Rights Plan seeks to provide shareholders with adequate time to properly assess a take-over bid without undue pressure. It also is intended to provide the Board with more time to fully consider an unsolicited take-over bid and, if considered appropriate, to identify, develop and negotiate other alternatives to maximize shareholder value.
The rights issued under the Rights Plan will become exercisable only when a person, including its affiliates and associates and persons acting jointly or in concert with it, acquires or announces its intention to acquire beneficial ownership of shares which when aggregated with its current holdings total 20% or more of the outstanding common shares of the Company (determined in the manner set out in the Rights Plan) without complying with the “Permitted Bid” provisions of the Rights Plan or without approval of the Board. Under the Rights Plan, those bids that meet certain requirements intended to protect the interests of all shareholders are deemed to be “Permitted Bids.” Permitted Bids must be made by way of a take-over bid circular prepared in compliance with applicable securities laws and, among other conditions, must remain open for at least 60 days. In the event a take-over bid does not meet the Permitted Bid requirements of the Rights Plan, the rights will entitle shareholders, other than the person making the take-over bid and its affiliates and associates and persons acting jointly or in concert with it, to purchase additional common shares of the Company at a substantial discount to the market price of the common shares at that time.
The Rights Plan is not being adopted in response to any proposal to acquire control of the Company.
The Rights Plan is subject to approval by the Toronto Stock Exchange and will be presented for ratification by the shareholders at the Jaguar Annual Meeting expected to be held in Toronto on May 10, 2007. If approved by shareholders, the Rights Plan will expire at the end of the third annual meeting of the Company’s shareholders after such approval is obtained unless renewed by the Shareholders.
About Jaguar
Jaguar is one of the fastest growing gold producers operating in a prolific greenstone belt in the state of Minas Gerais, Brazil and is actively exploring and developing additional mineral resources at its 72,000 acre resource base. Additional information is available on the Company’s website at www.jaguarmining.com.

For Information:
Investors and analysts:	Media inquiries:
Bob Zwerneman	Valéria Rezende DioDato
Director of Investor Relations	Director of Communication
603-224-4800	603-224-4800
bobz@jaguarmining.com	valeria@jaguarmining.com

48 Pleasant Street • Concord, NH 03301 • Phone: (603) 224-4800 • Fax: (603) 228-8045 • info@jaguarmining.com • www.jaguarmining.com

Document No. 45
PRESS RELEASE

January 18, 2007 Concord, New Hampshire	2007-01 JAG – TSX
Jaguar Mining Announces First Gold Pour at Turmalina
Jaguar Mining Inc. (“Jaguar” or “the Company”) (JAG-TSX) announces that it has made substantial progress toward full-scale commercial operations at its 100% owned Turmalina mining complex near Belo Horizonte, Brazil. The first gold pour was conducted on January 3, 2007 and yielded 91% gold doré bars with a collective weight of approximately 248 oz. The Company previously announced operations at the mining and processing complex had entered the commissioning phase in mid-November, 2006 and were expected to achieve design capacities during early 2007.
Start-up of operations at Turmalina continues in the ordinary course. As the Company advances toward commercial production, expected in early 2007, the following benchmarks have been achieved:
- Tests on the primary circuits (crushing, milling, leaching and absorption) were conducted “dry” during November, 2006. Initial ore loading of the circuits commenced in early December and, after experiencing some minor technical issues with one of the two milling circuits, increased ore loading continued into 2007.
- Since commissioning began, physical gold production at Turmalina through January 15th has totaled approximately 1,200 ounces.
- The ore stockpile currently measures approximately 115,000 tonnes with an average grade of 5.6 g/t.
Turmalina is an underground mine which utilizes the “sublevel stoping with paste fill” and “cut and fill” mining methods. Underground mine development began in the first quarter of 2006 on the first of two ore zones and underground development work today is progressing towards the Satinoco ore zone.
The main transportation ramp into the mine has reached an elevation of 550 m, 150 m below ground level.
Turmalina is designed to process 1,200 t/day of ore and produce approximately 60,000 oz of gold annually and has proven and probable reserves of 2,916,000 tonnes at 6.3 g/t containing 587,000 oz of gold. Jaguar currently estimates Turmalina production as 20,000 oz in the first half of 2007 and 33,000 oz in the second half1.
Jaguar’s Board of Directors was on-site in November, 2006 and formally observed the start-up of commissioning operations at Turmalina. Jaguar’s Board was joined by notable dignitaries including The Ambassador of Canada to Brazil, the Honorable Guillermo E. Rishchynski, Mr. Procópio Celso de Freitas, the Mayor of Conceição do Pará, as well as individual local business partners who played a key role in the construction of Turmalina.
Daniel R. Titcomb, Jaguar’s President and CEO commented, “We are exceptionally pleased with the successful and orderly progress we have achieved thus far at Turmalina. I am especially proud of the dedication and hard work of our team in Brazil to further advance this operation toward commercial-scale operating levels. Turmalina represents our largest gold producing asset and will more than double our annual production capacity.”
Mr. Titcomb further stated, “The combination of local infrastructure and highly-qualified mining personnel in close proximity to our 72,000 acre resource base in Brazil is a tremendous advantage for Jaguar. These local assets are essential to support our further growth initiatives at Paciência and Caeté, which we will be developing over the next 18 months1. By the end of 2008, the addition of these operations will again more than double Jaguar’s gold production capacity1 from our current capacity.”
48 Pleasant Street • Concord, NH 03301 • Phone: (603) 224-4800 • Fax: (603) 228-8045 • info@jaguarmining.com • www.jaguarmining.com

About Jaguar
Jaguar is one of the fastest growing gold producers operating in a prolific greenstone belt in the state of Minas Gerais, Brazil and is actively exploring and developing additional mineral resources at its 72,000 acre resource base. Additional information is available on the Company’s website at www.jaguarmining.com.

For Information:
Investors and analysts:	Media inquiries:
Bob Zwerneman	Valéria Rezende DioDato
Director of Investor Relations	Director of Communication
603-224-4800	603-224-4800
bobz@jaguarmining.com	valeria@jaguarmining.com

1.	The ability of the Company to produce 20,000 oz of gold in the first half of 2007 and 33,000 oz in the second half at Turmalina, to develop the Paciência and Caeté projects over the next 18 months and more than double Jaguar’s gold production capacity by the end of 2008 with the addition of these operations is subject to the various risks and uncertainties that can be found in the “Forward-Looking Statements” below.
Forward Looking Statements
This press release contains forward-looking statements concerning Jaguar’s objectives in the years ahead, the measured and indicated resources, their average grade, the commencement period of production, cash operating costs and completion dates of feasibility studies, gold production and sales targets, capital expenditure costs, future profitability and growth in reserves. Forward-looking statements can be identified by the use of words, such as “are expected”, “is forecast”, approximately or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, or performance to be materially different from any future results or performance expressed or implied by the forward-looking statements.
These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating gold prices and monetary exchange rates, the possibility of project cost delays and overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future, uncertainties related to production rates, timing of production and the cash and total costs of production, changes in applicable laws including laws related to mining development, environmental protection, and the protection of the health and safety of mine workers, the availability of labour and equipment, the possibility of labour strikes and work stoppages and changes in general economic conditions. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.
These forward-looking statements represent our views as of the date of discussion. The Company anticipates that subsequent events and developments may cause the Company’s views to change. The Company does not undertake to update any forward-looking statements, either written or oral, that may be made from time to time by or on behalf of the Company subsequent to the date of this discussion. For a discussion of important factors affecting the Company, including fluctuations in the price of gold and exchange rates, uncertainty in the calculation of mineral resources, competition, uncertainty concerning geological conditions and governmental regulations and assumptions underlying the Company’s forward-looking statements, see the “CAUTIONARY NOTE” regarding forward-looking statements and “RISK FACTORS” in the Company’s Annual Information Form for the year ended December 31, 2005 filed on System for Electronic Document Analysis and Retrieval (“SEDAR”) and available at http://www.sedar.com.

Document No. 46
PRESS RELEASE

November 15, 2006 Concord, New Hampshire	2006-23 JAG – TSX
Jaguar Mining Reports Q3 2006 Earnings
of US$0.05 Per Fully Diluted Share on Record Production and Sales
Company On-track to Produce 100,000 oz of Gold in 20071
Jaguar Mining Inc. (“Jaguar” or “the Company”) (JAG-TSX) reports its financial and operational results for the third quarter ended September 30, 2006. All figures are in U.S. dollars unless otherwise indicated.
2006 Third Quarter Highlights
•	Net income of $2.4 million or $0.05 per fully diluted share;
•	Gold production of 12,044 oz at an average cash cost of $373/oz with gold sales of 11,957 oz at an average realized price of $608/oz;
•	Cash operating costs averaged $288 for two-thirds of this quarter’s gold production;
•	Cash balance remained strong at $28.4 million with working capital of $26.7 million;
•	Invested expansion capital of $15.7 million in growth projects, feasibility studies and exploration; aggressive drilling program slated for 2007;
•	Commissioning operations underway at the Turmalina mine and processing facilities;
•	Reported strong drill results from Phase I of the exploration program at Turmalina (Satinoco Zone), with aim toward expanding the reserve base and production levels[1].
2006 Third Quarter Results
For the period ending September 30, 2006, the Company recorded revenue of $7,279,000 from the sale of 11,957 ounces of gold based upon an average realized price of $608/oz. This compares to revenue of $3,630,000 from the sale of 8,375 ounces of gold at an average price of $433/oz for the same period in 2005. Gold production for Q3 2006 totaled 12,044 ounces compared to 10,114 ounces in Q2 2006. The Company’s average cash operating cost of $373/oz during Q3 2006 was slightly below the Q2 2006 cash operating cost of $376/oz. Net income for Q3 2006 was $2,441,000 or $0.05 per fully-diluted share, versus a reported net loss of $2,658,000 or $0.09 per share, for the same period last year.
Commenting on the Q3 2006 results, Daniel R. Titcomb, Jaguar’s President and CEO stated, “We are very pleased to report another successful milestone in the evolution of Jaguar – the attainment of profitability. Having now crossed this important threshold, our management team remains focused on delivering shareholder value by way of stronger operating results and through the drill bit. Our goal to produce over 200,0001 oz of gold per year by the end of 20081, at lower cash operating costs1, remains a realistic objective. We currently have 12 drill rigs deployed and intend to drill approximately 55,000 m over the next twelve months1.”
Operations and Outlook
The Company achieved its forecasted sales targets during Q3 2006 and continues to make significant progress on its mine development plans at existing and new projects. Gold sales for fiscal year 2006 is expected to total approximately 43,0001 ounces at an average cash operating cost of approximately $365/oz1. The Company remains focused on the following priorities for the balance of 2006.
48 Pleasant Street • Concord, NH 03301 • Phone: (603) 224-4800 • Fax:(603) 228-8045 • info@jaguarmining.com • www.jaguarmining.com

1.	Turmalina Project – In a separate press release issued today, the Company announced that operations at Turmalina have entered the commissioning phase and the first gold pour is slated for late November[1]. Additional information regarding this important operating project can be found on the Company’s website at www.jaguarmining.com.

2.	Sabará Project – During Q3 2006, operations at this mining complex remained on plan and the facility is expected to remain profitable during 2007[1]. Sabará accounted for two thirds of the quarter’s production with cash operating costs of $288.

3.	Paciência Project – Completion of the Paciência feasibility study is expected to be finalized during Q4 2006[1] and will provide the basis for a production decision in early 2007[1]. Mining tests were performed during the most recent quarter as part of the Paciência feasibility study preparation. The concept being studied is the installation of a 1,500 tonnes per day CIP sulfide processing plant with a proposed initial production target of 70,000 oz per year[1].

4.	Caeté Project - A scoping study nearing completion supports an initiative to convert and expand the existing Caeté Plant that will process ore from future mining extensions in development at Roça Grande, Santa Bárbara and other nearby projects. This strategy should expedite and expand production at substantially lower capital costs[1] by optimizing the Company’s existing infrastructure and eliminating the requirement to construct a new plant in the Santa Bárbara region. Converting this facility to handle sulfide ores from these adjacent properties will allow the Company to obtain permits in a timelier manner to increase daily throughput at the current facility. The Company is finalizing a scoping study on this high priority project and the results will be included in the next update of operations.
Liquidity and Capital Spending
As of September 30, 2006, the Company had $28.4 million in cash and cash equivalents on-hand and $26.7 million in working capital. Based upon an exchange rate of R$2.2/$1.0, Jaguar expects to spend a total of $103 million1 on project development (including exploration) from 2004 to 2007, of which $55.2 million has been spent thus far, including $15.7 million during Q3 2006.
Staff Additions
The Company is pleased to announce that Robert Zwerneman recently joined the company as Director of Investor Relations. Mr. Zwerneman is a seasoned IR professional who spent most of his professional career in corporate development and investor relations roles in the mining business with firms such as New Orleans-based Freeport-McMoRan, which had operating and ownership interests in Freeport Gold, Freeport-McMoRan Copper & Gold, Freeport Sulphur Company, Agrico and other natural resource companies, including International Minerals and Chemical Company. Mr. Zwerneman is a professional commodity economist by training and earned his Bachelors and Masters degrees from Texas A&M University.
Conference Call Details
Jaguar will be holding a conference call today, November 15, at 10:00 am EDT to discuss its 2006 third quarter financial and operational results.
North American participants may access the call toll-free by dialing 800-350-3624. International participants should call 303-752-5840. Persons wishing to participate in this conference call are asked to dial-in at least five minutes prior to the start time to ensure prompt access to the call.
Jaguar will also provide a webcast of this call over the Internet, which can be accessed from the Calendar of Events tab located on the Company’s homepage at www.jaguarmining.com.
An audio replay will be available approximately two hours after the call ends through January 15, 2007, and can be accessed by calling 800-675-9942 from North America or 310-287-9926 outside of North America. The replay ID number is 111506. The webcast replay will be available until January 15, 2007.

About Jaguar Mining
Jaguar Mining Inc. is a gold producer operating in a prolific greenstone belt in the state of Minas Gerais, Brazil. The Company is developing its 72,000 acre portfolio of operating and exploration properties with the objective of producing over 200,0001 oz per year by the end of 20081.

For Information:
Investors and analysts:	Media inquiries:
Bob Zwerneman Director of Investor Relations	Valéria Rezende DioDato Director of Communication
603-224-4800	603-224-4800
bobz@jaguarmining.com	valeria@jaguarmining.com
Company website: www.jaguarmining.com

1.	The ability of the Company to produce 100,000 oz of gold in 2007, to expand Turmalina’s reserve base and production levels, to produce 200,000 oz of gold per year by the end of 2008 at lower cash operating costs, to drill approximately 55,000 m over the next twelve months, to sell 43,000 oz of gold in 2006 at an average cash operating cost of $365/oz, to have the first gold pour at Turmalina by late November 2006, to remain profitable at Sabará during 2007, to finalize the Paciência feasibility study during Q4 2006 and make a production decision in early 2007, to install a 1,500 tonnes per day CIP sulfide processing plant at Paciência with a proposed initial production target of 70,000 per year, to expedite and expand production at substantially lower capital costs by developing the Caeté Project and to spend a total of 103 million on project development from 2004-2007 is subject to the various risks and uncertainties that can be found in the “Forward-Looking Statements” below.
Forward Looking Statements
This press release contains forward-looking statements concerning Jaguar’s objectives in the years ahead, the measured and indicated resources, their average grade, the commencement period of production, cash operating costs and completion dates of feasibility studies, gold production and sales targets, capital expenditure costs, future profitability and growth in reserves. Forward-looking statements can be identified by the use of words, such as “are expected”, “is forecast”, approximately or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, or performance to be materially different from any future results or performance expressed or implied by the forward-looking statements.
These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating gold prices and monetary exchange rates, the possibility of project cost delays and overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future, uncertainties related to production rates, timing of production and the cash and total costs of production, changes in applicable laws including laws related to mining development, environmental protection, and the protection of the health and safety of mine workers, the availability of labour and equipment, the possibility of labour strikes and work stoppages and changes in general economic conditions. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.
These forward-looking statements represent our views as of the date of discussion. The Company anticipates that subsequent events and developments may cause the Company’s views to change. The Company does not undertake to update any forward-looking statements, either written or oral, that may be made from time to time by or on behalf of the Company subsequent to the date of this discussion. For a discussion of important factors affecting the Company, including fluctuations in the price of gold and exchange rates, uncertainty in the calculation of mineral resources, competition, uncertainty concerning geological conditions and governmental regulations and assumptions underlying the Company’s forward-looking statements, see the “CAUTIONARY NOTE” regarding forward-looking statements and “RISK FACTORS” in the Company’s Annual Information Form for the year ended December 31, 2005 filed on System for Electronic Document Analysis and Retrieval (“SEDAR”) and available at http://www.sedar.com.

Document No. 47
PRESS RELEASE

November 15, 2006 Concord, New Hampshire	2006-22 JAG – TSX
Jaguar Mining Commissions Turmalina Mine and Processing Facilities
Jaguar Mining Inc. (“Jaguar” or “the Company”) (JAG-TSX) reports that it has begun commissioning of the new Turmalina mine and processing facilities near Belo Horizonte in the state of Minas Gerais, Brazil. Mining operations at Turmalina have commenced and approximately 100,000 tonnes of ore has been stockpiled. The first gold pour is expected by late November 20061. Management expects mining and processing systems to reach design capacities of: (a) ore processing 1,200 t/day and (b) gold output rate of 60,000 oz/yr during Q1 20071. Turmalina has proven and probable reserves of 2,916,000 tonnes at 6.3 g/t containing 587,000 oz of gold.
Commenting on the successful developments at the Turmalina project, Daniel R. Titcomb, Jaguar’s President and CEO stated, “Our management team is proud of the tremendous efforts by our employees and business partners in Brazil to advance the Turmalina Project.”
Mr. Titcomb further added, “While we are very pleased with the successes at Turmalina, we will continue our aggressive philosophy of ‘growing through the drill bit’ at our 72,000 acre portfolio of properties in Brazil. Our goal to reach gold production of over 200,0001 oz per year by the end of 20081 remains on-track. We believe an enormous exploration potential1 exists for Jaguar in Brazil.”
Drilling efforts are underway on Phase II of the Satinoco Zone exploration program in the Turmalina Region. Satinoco is one of the Company’s five active exploration areas. The Satinoco feasibility study focuses on a mineralized structure 250 m from Turmalina’s Main and NE Zones, and is expected to add reserves to a depth of 500 m1. Management expects to complete the Satinoco feasibility study during Q1 20071.
About Jaguar Mining
Jaguar Mining Inc. is a gold producer operating in a prolific greenstone belt in the state of Minas Gerais, Brazil. The Company is developing its 72,000 acre portfolio of operating and exploration properties with the objective of producing over 200,0001 oz per year by the end of 20081.

For Information:
Investors and analysts:	Media inquiries:
Bob Zwerneman	Valéria Rezende DioDato
Director of Investor Relations	Director of Communication
603-224-4800	603-224-4800
bobz@jaguarmining.com	valeria@jaguarmining.com
Company website: www.jaguarmining.com

1.	The ability of the Company to have the first gold pour at Turmalina by late November 2006, to reach design capacities of: (a) ore processing 1,200 t/day and (b) gold output rate of 60,000 oz/yr during Q1 2007, to reach gold production of over 200,000 oz per year by the end of 2008, to have enormous exploration potential, to add reserves to a depth of 500 m as a result of the Satinoco feasibility study and to complete the Satinoco feasibility study during Q1 2007 is subject to the various risks and uncertainties that can be found in the “Forward-Looking Statements” below.
48 Pleasant Street • Concord, NH 03301 • Phone: (603) 224-4800 • Fax: (603) 228-8045 • info@jaguarmining.com • www.jaguarmining.com

Forward Looking Statements
This press release contains forward-looking statements concerning Jaguar’s objectives in the years ahead, the measured and indicated resources, their average grade, the commencement period of production, cash operating costs and completion dates of feasibility studies, gold production and sales targets, capital expenditure costs, future profitability and growth in reserves. Forward-looking statements can be identified by the use of words, such as “are expected”, “is forecast”, approximately or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, or performance to be materially different from any future results or performance expressed or implied by the forward-looking statements.
These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating gold prices and monetary exchange rates, the possibility of project cost delays and overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future, uncertainties related to production rates, timing of production and the cash and total costs of production, changes in applicable laws including laws related to mining development, environmental protection, and the protection of the health and safety of mine workers, the availability of labour and equipment, the possibility of labour strikes and work stoppages and changes in general economic conditions. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.
These forward-looking statements represent our views as of the date of discussion. The Company anticipates that subsequent events and developments may cause the Company’s views to change. The Company does not undertake to update any forward-looking statements, either written or oral, that may be made from time to time by or on behalf of the Company subsequent to the date of this discussion. For a discussion of important factors affecting the Company, including fluctuations in the price of gold and exchange rates, uncertainty in the calculation of mineral resources, competition, uncertainty concerning geological conditions and governmental regulations and assumptions underlying the Company’s forward-looking statements, see the “CAUTIONARY NOTE” regarding forward-looking statements and “RISK FACTORS” in the Company’s Annual Information Form for the year ended December 31, 2005 filed on System for Electronic Document Analysis and Retrieval (“SEDAR”) and available at http://www.sedar.com.

Document No. 48
PRESS RELEASE

November 10, 2006 Concord, New Hampshire	2006-21 JAG – TSX
JAGUAR MINING ANNOUNCES CONFERENCE CALL
Jaguar Mining Inc. (“Jaguar”) (JAG — TSX) will release its third quarter 2006 financial and operational results before the market opens on November 15, 2006. The Company will hold a conference call later that morning, at 10:00 a.m. EST, to discuss the results.
North American participants may access the call toll-free by dialing 800-350-3624. International participants should call 303-752-5840. Persons wishing to participate in this conference call are asked to dial-in at least five minutes prior to the start time to ensure prompt access to the call.
Jaguar will also provide a webcast of this call over the Internet, which can be accessed from the Calendar of Events tab located on the Company’s homepage at www.jaguarmining.com.
An audio replay will be available approximately two hours after the call ends through January 15, 2007, and can be accessed by calling 800-675-9942 from North America or 310-287-9926 outside of North America. The replay ID number is 111506. The webcast replay will be available until January 15, 2007.
About Jaguar Mining
Jaguar Mining Inc. is a gold producer operating in a prolific greenstone belt in the state of Minas Gerais, Brazil. The Company is developing its 72,000 acre portfolio of operating and exploration properties with the objective of becoming a significantly larger producer in the next few years.

For Information:
Investors and analysts	Media inquiries:
Bob Zwerneman	Valéria Rezende DioDato
Director of Investor Relations	Director of Communication
603-224-4800	603-224-4800
bobz@jaguarmining.com	valeria@jaguarmining.com
Company website: www.jaguarmining.com

48 Pleasant Street • Concord, NH 03301 • Phone: (603) 224-4800 • Fax: (603) 228-8045 • info@jaguarmining.com • www.jaguarmining.com

Document No. 49
PRESS RELEASE

October 16, 2006 Concord, New Hampshire	2006-20 JAG – TSX
JAGUAR MINING NEARS COMPLETION OF PACIÊNCIA FEASIBILITY STUDY;
REPORTS STRONG DRILL RESULTS
Jaguar Mining Inc. (“Jaguar”) (JAG-TSX) reports strong drill results from Phases I and II of the feasibility program of the Santa Isabel Zone in the Paciência Region. The program aims to add and upgrade resources1, targeting an initial reserve base of 500,0001 oz to a depth of 300 m and along strike for 0.8 km1. The mineralization is open at depth and on strike for 12 km. The Paciência Region has the following NI 43-101 compliant historical resources:

	Tonnes (t)	Grade (g/t)	Cont. Au (oz)
Measured	3,305,000	4.37	464,000
Indicated	2,576,000	4.39	363,500
Measured + Indicated	5,881,000	4.38	827,500

Inferred	1,609,000	5.03	260,200
The Paciência feasibility study is expected to be completed in December of 20061, with a production decision early Q1 20071. Jaguar is studying the installation of a 1,500 tonnes per day CIP sulfide processing plant and targeting initial production of 70,0001 oz per year.
The tables below show the most significant results from Phases I and II:
Phase I

	Interval
Hole	From (m)	To (m)	Grade (g/t)	Thickness (m)
FR-12	2.95	10.15	18.55	7.20
F2-01	50.45	69.95	5.33	19.50
F2-04	77.85	94.50	4.45	16.65
F2-05	92.30	102.55	4.79	10.25
F2-11	42.55	64.55	4.52	22.00
	81.70	85.30	8.06	3.60
F2-13	16.45	25.20	18.70	8.75
F2-17	1.40	6.25	3.21	4.85
	41.95	51.15	3.43	9.20
	55.55	62.90	3.56	7.35
F2-23	58.90	60.30	17.25	1.40
F6-04	46.25	57.25	5.26	11.00
F5-07	28.30	35.55	3.58	7.25
	82.60	85.80	16.59	3.20
F5-13	61.10	62.10	14.50	1.00
F5-14	46.70	55.90	4.24	9.20
	88.55	93.15	12.20	4.60

Note: not all holes represent true width
Phase II

	Interval
Hole	From (m)	To (m)	Grade (g/t)	Thickness (m)
PSS-068	242.30	246.10	2.80	3.80
PSS-070	237.85	243.00	3.02	5.15
PSS-071	136.35	145.60	4.56	9.25
	166.25	168.35	9.35	2.10
PSS-072	135.25	139.15	12.28	3.90
PSS-073	119.75	124.70	1.98	4.95
PSS-075	122.00	134.75	2.63	12.75
PSS-076	1.90	6.60	6.92	4.70
	79.80	80.80	23.58	1.00
	188.65	190.55	5.40	1.90
PSS-077	99.15	126.00	5.29	26.85
PSS-079	16.10	20.90	8.15	4.80
	63.20	65.10	28.63	1.90
PSS-084	97.70	105.55	5.50	7.85
PSS-086	196.80	198.75	13.61	1.95
PSS-089	167.10	169.00	15.71	1.90
PSS-092	102.90	105.85	12.48	2.95

Note: not all holes represent true width
48 Pleasant Street • Concord, NH 03301 • Phone: (603) 224-4800 • Fax: (603)228-8045 • info@jaguarmining.com • www.jaguarmining.com

Phase I drill results comprised of 68 holes with 13,609 m of drilling. The drill holes lie along a strike length of approximately 300 m of sulfide mineralization that is open on strike and at depth. Phase II of the Santa Isabel exploration program is underway. To date, 39 holes have been drilled for a total of 8,968 m (10,000 m are planned). Jaguar expects to conclude Phase II by the end of this month.
The location map, complete drill hole data and vertical long section are available at:
http://www.jaguarmining.com/s/PressReleases.asp?ReportID=153584#maps
Jaguar has recently added 297 m of drifts and 187 m of ramp development driving to Level 2. The company now has over 2 km of underground work in place.
Paciência is a high potential exploration property for Jaguar1. The property has 12 km of contiguous concessions along a linear shear zone, the São Vicente Trend, which hosted much of the gold production in the region during the 17th and 18th centuries. In addition to the Santa Isabel Zone, there are several other mineralized zones and targets in the Paciência Region.
The exploration results were audited by Ivan C. Machado, M.Sc., P.E., P.Eng., Principal of Salt Lake City based TechnoMine Services LLC. Mr. Machado serves as Jaguar’s Qualified Person in accordance with NI 43-101. The drill core recovery was over 90%. A top cut of 30 g/t was applied to the raw data. SGS Laboratories of Belo Horizonte, Minas Gerais has provided independent sample preparation and assay services, using standard industry practices.
Active Growth and Development Program
Jaguar is a gold producer operating in a prolific greenstone belt in the state of Minas Gerais, Brazil. The company is developing its 72,000 acre portfolio of operating and exploration properties with the objective of producing over 200,0001 oz per year by the end of 20081. Jaguar is focused on mining operations at the Sabará property, construction of the Turmalina mine and plant, and feasibility studies at the Santa Bárbara, Paciência and Roça Grande properties. Jaguar has 45,833,100 common shares outstanding.
For further information, please contact Daniel Titcomb, President and Chief Executive Officer at (603) 224-4800 or e-mail to IR@jaguarmining.com.

[1]	The ability of the Company to add and upgrade resources, to achieve an initial reserve base of 500,000 oz to a depth of 300 m and along strike for 0.8 km, to complete the Paciência feasibility study in December of 2006 and make a production decision early Q1 2007, to install a 1,500 tonnes per day CIP sulfide processing plant and produce 70,000 oz initially, to have high exploration potential and to produce 200,000 oz of gold per year by the end of 2008 is subject to the various risks and uncertainties that can be found in the “Forward-Looking Statements” below.
This press release contains forward-looking statements concerning Jaguar’s 2006 objectives, the measured and indicated resources, their average grade, the commencement period of production, cash operating costs and completion dates of feasibility studies, gold production and sales targets, capital expenditure costs, future profitability and growth in reserves. Forward-looking statements can be identified by the use of words, such as “are expected”, “is forecast”, approximately or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, or performance to be materially different from any future results or performance expressed or implied by the forward-looking statements.
These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating gold prices and monetary exchange rates, the possibility of project cost delays and overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future, uncertainties related to production rates, timing of production and the cash and total costs of production, changes in applicable laws including laws related to mining development, environmental protection, and the protection of the health and safety of mine workers, the availability of labour and equipment, the possibility of labour strikes and work stoppages and changes in general economic conditions. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.
These forward-looking statements represent our views as of the date of discussion. The Company anticipates that subsequent events and developments may cause the Company’s views to change. The Company does not undertake to update any forward-looking statements, either written or oral, that may be made from time to time by or on behalf of the Company subsequent to the date of this discussion. For a discussion of important factors affecting the Company, including fluctuations in the price of gold and exchange rates, uncertainty in the calculation of mineral resources, competition, uncertainty concerning geological conditions and governmental regulations and assumptions underlying the Company’s forward-looking statements, see the “CAUTIONARY NOTE” regarding forward-looking statements and “RISK FACTORS” in the Company’s Annual Information Form for the year ended December 31, 2005 filed on System for Electronic Document Analysis and Retrieval (“SEDAR”) and available at http://www.sedar.com.

Document No. 50
PRESS RELEASE

September 29, 2006 Concord, New Hampshire	2006-19 JAG – TSX
JAGUAR MINING EXPECTS INCREASED RESERVES AND
PRODUCTION RATE FROM NEW TURMALINA ZONE
Jaguar Mining Inc. (“Jaguar”) (JAG-TSX) reports strong drill results from Phase I of the exploration program of the Satinoco Zone at the Turmalina Mine. Jaguar will proceed with a feasibility study to expand Turmalina’s current 587,000 oz reserve base and its 60,000 oz per year gold production rate. Jaguar is targeting a significant increase of reserves and production rate over the next two years. Production at Turmalina is scheduled to begin in Q4 2006.
Main Phase I drill results:

	Grade	Thick.	Intervals
Hole	(g/t)	(m)	From(m)	To(m)
FSN-11	5.70	3.80	208.45	212.25
FSN-14	9.40	1.05	75.60	76.65
FSN-16	8.74	2.15	59.35	61.50
FSN-18	2.40	3.30	167.70	171.00
FSN-20	2.67	2.55	146.80	149.35
FSN-23	3.01	3.40	83.40	86.80
FSN-24	2.41	4.85	136.85	141.70
FSN-27	3.65	3.00	92.90	95.90
FSN-28	4.31	3.25	85.20	88.45
FSN-44	4.47	3.00	160.90	163.90
FSN-47	3.31	8.00	21.25	29.25
FSN-53	12.37	6.35	40.40	46.75
FSN-54	11.25	5.70	17.40	23.10
	35.70	0.85	27.05	27.90
FSN-56	6.32	5.05	41.60	46.65
FSN-59	4.64	2.05	36.80	38.85
FSN-62	5.80	4.10	22.10	26.20
The drill results comprise 7,857 m of drilling from 62 holes. Some of the deeper holes cut the mineralization 220 m below the surface, indicating continuity at depth and consistency with the mineralization of the parallel Turmalina Mine, which has known reserves to 500 m.
The location map, complete drill hole data and sectional views are available at:
http://www.jaguarmining.com/s/PressReleases.asp?ReportID=151852#maps
48 Pleasant Street • Concord, NH 03301 • Phone: (603) 224-4800 • Fax: (603) 228-8045 • info@jaguarmining.com • www.jaguarmining.com

The Satinoco Target trend is about 1 km long and is located 250 m from Turmalina’s Main Zone. Jaguar intends to access this mineralization through a cross cut underground from the mine.
Phase II of the Satinoco exploration program is underway. Jaguar plans to carry out 12,000 m of additional surface drilling, 1,250 m of drifts and 1,500 m of underground drilling.
The Phase II field work is expected to allow for the completion of the Satinoco feasibility study at an estimated cost of US$ 3.0 million. Historically, the Company has been converting resources into reserves at a cost of $5 to $8 per oz. The feasibility is expected to add reserves up to 500 m deep. The mineralization appears to be open at depth as in Turmalina’s Main and NE Zones.
The Phase I exploration results were audited by Ivan C. Machado, M.Sc., P.E., P.Eng., Principal of Salt Lake City based TechnoMine Services LLC. Mr. Machado serves as Jaguar’s Qualified Person in accordance with NI 43-101. SGS Laboratories of Belo Horizonte, Minas Gerais are providing independent sample preparation and assay services, using standard industry practices.
Active Growth and Development Program
Jaguar is a gold producer operating in a prolific greenstone belt in the state of Minas Gerais, Brazil. The company is developing its 72,000 acre portfolio of operating and exploration properties with the objective of becoming a mid-sized gold producer by the end of 2008. Jaguar is focused on mining operations at the Sabará property, construction of the Turmalina mine and plant, and feasibility studies at the Santa Bárbara, Paciência and Roça Grande properties. Jaguar has 45,833,100 common shares outstanding.
For further information, please contact Daniel Titcomb, President and Chief Executive Officer at (603) 224-4800 or e-mail to IR@jaguarmining.com.
This press release contains forward-looking statements concerning Jaguar’s 2006 objectives, the measured and indicated resources, their average grade, the commencement period of production, cash operating costs and completion dates of feasibility studies, gold production and sales targets, capital expenditure costs, future profitability and growth in reserves. Forward-looking statements can be identified by the use of words, such as “are expected”, “is forecast”, approximately or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, or performance to be materially different from any future results or performance expressed or implied by the forward-looking statements.
These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating gold prices and monetary exchange rates, the possibility of project cost delays and overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future, uncertainties related to production rates, timing of production and the cash and total costs of production, changes in applicable laws including laws related to mining development, environmental protection, and the protection of the health and safety of mine workers, the availability of labour and equipment, the possibility of labour strikes and work stoppages and changes in general economic conditions. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.
These forward-looking statements represent our views as of the date of discussion. The Company anticipates that subsequent events and developments may cause the Company’s views to change. The Company does not undertake to update any forward-looking statements, either written or oral, that may be made from time to time by or on behalf of the Company subsequent to the date of this discussion. For a discussion of important factors affecting the Company, including fluctuations in the price of gold and exchange rates, uncertainty in the calculation of mineral resources, competition, uncertainty concerning geological conditions and governmental regulations and assumptions underlying the Company’s forward-looking statements, see the “CAUTIONARY NOTE” regarding forward-looking statements and “RISK FACTORS” in the Company’s Annual Information Form for the year ended December 31, 2005 filed on System for Electronic Document Analysis and Retrieval (“SEDAR”) and available at http://www.sedar.com.

Document No. 51
PRESS RELEASE

August 23, 2006 Concord, New Hampshire	2006-18 JAG – TSX
JAGUAR MINING ANNOUNCES NORMAL COURSE ISSUER BID
AND DEPARTURE OF ROBERT JACKSON
Jaguar Mining Inc. (“Jaguar”) (JAG-TSX) has received approval from the Toronto Stock Exchange (“TSX”) for its proposed normal course issuer bid to purchase up to the lesser of 2,291,655 common shares, being 5% of the issued and outstanding common shares of Jaguar, or the number of common shares equal to a maximum aggregate purchase price of US$1,000,000. Jaguar has 45,833,100 common shares outstanding.
The normal course issuer bid will commence on August 25, 2006 and will terminate on August 24, 2007. This is the first normal course issuer bid undertaken by Jaguar, and Jaguar has not previously purchased securities of its own issue. The common shares will be acquired through the facilities of the TSX and the purchase and payment for the shares will be made by Jaguar in accordance with the requirements of the TSX. The price paid by Jaguar for any shares acquired by it will be the market price of the shares at the time of acquisition. All shares acquired by Jaguar under this bid will be cancelled.
Jaguar is engaging in a normal course issuer bid because it believes that, from time to time, the market price of it common shares may not reflect fully the underlying value of its business and its future business prospects. In such circumstances, Jaguar believes that the outstanding common shares represent an attractive investment, since a portion of Jaguar’s excess cash can be invested for an attractive risk adjusted return on capital through its bid.
Jaguar also announces the departure of Robert Jackson, Executive Vice President of Corporate Development, effective August 31, 2006. Mr. Jackson has accepted a position as President of Tiomin Resources Inc. Jaguar thanks Mr. Jackson for his contributions to the evolution of the company and wishes him the best in the future.
Active Growth and Development Program
Jaguar produces gold in the Iron Quadrangle region of Brazil. Using its experience and strong local relationships, Jaguar continues to acquire quality gold resources from senior mining companies and is preparing feasibility studies targeting the conversion of the acquired resources to reserves. It controls 72,000 acres of gold concessions, which is the second largest gold property portfolio in the district, and continues to aggressively explore its assets in Brazil’s most prolific gold region.
48 Pleasant Street • Concord, NH 03301 • Phone: (603) 224-4800 • Fax: (603) 228-8045 • info@jaguarmining.com • www.jaguarmining.com

For further information, please contact Daniel Titcomb, President and Chief Executive Officer or James Roller, Chief Financial Officer on (603) 224-4800.
This press release contains forward-looking statements concerning Jaguar’s 2006 objectives, the measured and indicated resources, their average grade, the commencement period of production, cash operating costs and completion dates of feasibility studies, gold production and sales targets, capital expenditure costs, future profitability and growth in reserves. Forward-looking statements can be identified by the use of words, such as “are expected”, “is forecast”, approximately or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, or performance to be materially different from any future results or performance expressed or implied by the forward-looking statements.
These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating gold prices and monetary exchange rates, the possibility of project cost delays and overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future, uncertainties related to production rates, timing of production and the cash and total costs of production, changes in applicable laws including laws related to mining development, environmental protection, and the protection of the health and safety of mine workers, the availability of labour and equipment, the possibility of labour strikes and work stoppages and changes in general economic conditions. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.
These forward-looking statements represent our views as of the date of discussion. The Company anticipates that subsequent events and developments may cause the Company’s views to change. The Company does not undertake to update any forward-looking statements, either written or oral, that may be made from time to time by or on behalf of the Company subsequent to the date of this discussion. For a discussion of important factors affecting the Company, including fluctuations in the price of gold and exchange rates, uncertainty in the calculation of mineral resources, competition, uncertainty concerning geological conditions and governmental regulations and assumptions underlying the Company’s forward-looking statements, see the “CAUTIONARY NOTE” regarding forward-looking statements and “RISK FACTORS” in the Company’s Annual Information Form for the year ended December 31, 2005 filed on System for Electronic Document Analysis and Retrieval (“SEDAR”) and available at http://www.sedar.com.

Document No. 52
PRESS RELEASE

August 15, 2006 Concord, New Hampshire	2006-17 JAG – TSX
JAGUAR MINING REPORTS Q2 2006 RESULTS;
SIGNIFICANTLY INCREASES PRODUCTION, GROSS PROFIT & GOLD RESERVES
Jaguar Mining Inc. (“Jaguar”) (JAG-TSX) reports its financial and operational results for Q2 ended June 30, 2006. All figures are in U.S. dollars unless otherwise indicated.
Q2 2006 Highlights
•	Revenue of $5.5 million for the quarter, an increase of 257% over the prior quarter of 2006;
•	Produced 10,114 oz of gold at a cash cost of $376/oz and sold 8,763 oz at $624/oz;
•	Over 80% of the quarter’s production was achieved at an average cash operating cost of $330;
•	Gross profit from operations for Q2 2006 of $1.2 million, a ten-fold increase over the prior quarter;
•	Positive operating cash flow for Q2 2006 of $2.2 million before movements in working capital;
•	GAAP net loss of $2.8 million for the quarter, primarily due to non-cash expenses from stock based compensation and unrealized loss on forward sales derivatives;
•	Cash balance of $38.8 million, working capital of $37.7 million;
•	Invested $9.4 million in project development, feasibility studies and exploration; and
•	Increased Turmalina reserves by 58.6% to 587,000 oz, increased mine-life to 8.6 years.
2006 Second Quarter Results
Q2 2006 sales revenue was $5,471,000 from the sale of 8,763 oz of gold at an average price of $624/oz versus $1,270,000 from the sale of 2,997 oz of gold at an average price of $424/oz in Q2 2005. Q2 2006 production was 10,114 oz of gold at a cash cost of $376/oz. Over 80% of the quarter’s production was achieved at an average cash operating cost of $330. The net loss for Q2 ended June 30, 2006 was $2,841,000, or $0.06 per basic and fully-diluted share, versus a net loss of $1,405,000, or $0.05 per share, in Q2 2005. Stock-based compensation costs of $2,692,000 and unrealized forward sales derivative losses of $1,655,000 were partially offset by foreign exchange gains of $2,529,000.
Operations and Outlook
Jaguar continues to make significant progress with its overall program of increasing production and converting resources to reserves.
Jaguar began construction of the 60,000 oz/year Turmalina plant in Q1 2006, which is expected to begin operation in Q4 2006. The Turmalina construction is on schedule and budget. In Q2, Jaguar increased the mineral reserve at Turmalina by 58.6% to 587,000 ounces of gold at 6.3g/t contained in 2.9 million tonnes of ore, raising the mine life to 8.6 years. Jaguar has filed an independent National Instrument 43-101 technical report on SEDAR for Turmalina. The report was written by Mr. Graham G. Clow, P.Eng. and Mr. Wayne W. Valliant, P.Geo. of Scott Wilson Roscoe Postle Associates Inc., each of whom is certified under NI 43-101 as a Qualified Person.
Jaguar expects to complete the Pilar and Santa Isabel feasibility studies with production decisions in Q3 and Q4 2006, respectively. Santa Isabel is considered the project with the largest potential. The Company has and will continue to focus its exploration on the Santa Isabel Mine. Jaguar has made changes in its operations program for 2006 to optimize results. Recent favorable underground exploration results dictate test mining up to 100,000 tonnes. Therefore, Jaguar is dedicating its available capacity at
48 Pleasant Street • Concord, NH 03301 • Phone: (603) 224-4800 • Fax: (603) 228-8045 • info@jaguarmining.com • www.jaguarmining.com the Queiroz Plant of AngloGold Ashanti to process a portion of this ore. The test mining will allow the Company to determine the mining method and complete the feasibility study with a production decision targeted for Q4 2006. Jaguar will be processing the Santa Isabel ore under an amended processing contract with AngloGold Ashanti which advances the Q4 processing capacity to Q3, but will reduce Q4 2006 production.
Management has adjusted the mining method for oxide ore being hauled to Caeté from Pilar. A more selective mine method has been implemented at Pilar which will significantly lower costs by mining, transporting and processing fewer tonnes with higher grade. This operational change also reduces mine dilution risk by minimizing stripping requirements and eliminates a work shift at the Caeté Plant.
The optimization program will result in lower gold production in 2006 but at higher margins. 2006 production is expected to be 43,000 oz at a cash operating cost of $310 per oz. Despite the revised 2006 production, Jaguar will realize approximately the same 2006 cash flow at today’s gold prices, as budgeted.
Jaguar has decided to move the Roça Grande project to feasibility and has started the necessary surface drilling work. The recent scoping study shows positive indications of combining this project’s sulphide ore with the nearby Catita Project, resulting in a single larger sulphide plant. Roça Grande has the potential of lowering costs by optimizing existing Jaguar infrastructure through the conversion of the Caeté Plant to processing both Roça Grande and Catita sulphide ore. Greater daily tonnage, faster permitting and utilizing existing infrastructure make this project a priority.
Balancing execution of the 2006 program and managing rapid growth has management’s full attention. In the current phase of the Company’s development, constant adjustments and optimization are required to maximize value and potential.
Liquidity and Capital Spending
Jaguar raised Cdn.$60.0 million, prior to expenses, in Q1 2006 by issuing 11.4 million common shares at Cdn.$5.25 per share. At the end of Q2, it had $38.8 million in cash and $37.7 million in working capital. At a projected exchange rate of R$2.2/$1.0, Jaguar will spend a total of $103 million on project development (excluding exploration) of which $38.7 million has been spent, including $9.1 million in Q2 2006. Jaguar expects to spend an additional $36.4 million on project development in 2006 and believes that the funds needed to complete its development program will be available from existing cash balances, operating cash flow and some new project debt likely for the Pilar and Santa Isabel projects after completion of the respective feasibility studies.
Human Resources in Brazil
The majority of Jaguar’s staff is in Brazil, where it currently employs 537 people. Rising commodity prices have greatly increased the demand for experienced mining industry personnel but the Company has been able to compete well for and attract needed personnel. The well-established nature of the Company’s team in Brazil and the close proximity of all the Company’s operations to Belo Horizonte is a significant advantage. Belo Horizonte is a major urban center and the mining capital of Brazil, providing a substantial pool of skilled and experienced labor for Jaguar.
Active Growth and Development Program
Jaguar produces gold in the Iron Quadrangle region of Brazil. Using its experience and strong local relationships, Jaguar continues to acquire quality gold resources from senior mining companies and is preparing feasibility studies targeting the conversion of the acquired resources to reserves. It controls 72,000 acres of gold concessions, which is the second largest gold property portfolio in the district, and continues to aggressively explore its assets in Brazil’s most prolific gold region. Jaguar has 45,833,100 common shares outstanding.

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Conference Call
Jaguar has scheduled a conference call for Tuesday, August 15 at 10:00 am EDT to discuss its 2006 second quarter interim financial and operational results. North American participants can access the call toll-free by dialing 877-885-6386. International participants should call 706-679-7391. The conference ID is 4598402.
Jaguar will also be webcasting this call at http://www.vcall.com/IC/CEPage.asp?ID=108065.
Daniel R. Titcomb, President and CEO will host the conference. There will be a question and answer period at the end of the call. Please call in at least five minutes prior to the conference call start time to ensure prompt access to the call. You will be asked to provide your name, telephone number and company affiliation.
An audio replay will be available approximately two hours after the call ends through September 15, 2006, and can be accessed by calling 800-642-1687 from North America or 706-645-9291. The webcast replay will be available until September 15, 2006.
For further information, please contact Daniel Titcomb, President and Chief Executive Officer or James Roller, Chief Financial Officer on (603) 224-4800.
This press release contains forward-looking statements concerning Jaguar’s 2006 objectives, the measured and indicated resources, their average grade, the commencement period of production, cash operating costs and completion dates of feasibility studies, gold production and sales targets, capital expenditure costs, future profitability and growth in reserves. Forward-looking statements can be identified by the use of words, such as “are expected”, “is forecast”, approximately or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, or performance to be materially different from any future results or performance expressed or implied by the forward-looking statements.
These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating gold prices and monetary exchange rates, the possibility of project cost delays and overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future, uncertainties related to production rates, timing of production and the cash and total costs of production, changes in applicable laws including laws related to mining development, environmental protection, and the protection of the health and safety of mine workers, the availability of labour and equipment, the possibility of labour strikes and work stoppages and changes in general economic conditions. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.
These forward-looking statements represent our views as of the date of discussion. The Company anticipates that subsequent events and developments may cause the Company’s views to change. The Company does not undertake to update any forward-looking statements, either written or oral, that may be made from time to time by or on behalf of the Company subsequent to the date of this discussion. For a discussion of important factors affecting the Company, including fluctuations in the price of gold and exchange rates, uncertainty in the calculation of mineral resources, competition, uncertainty concerning geological conditions and governmental regulations and assumptions underlying the Company’s forward-looking statements, see the “CAUTIONARY NOTE” regarding forward-looking statements and “RISK FACTORS” in the Company’s Annual Information Form for the year ended December 31, 2005 filed on System for Electronic Document Analysis and Retrieval (“SEDAR”) and available at http://www.sedar.com.

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Document No. 53
PRESS RELEASE

August 1, 2006	2006-16
Concord, New Hampshire	JAG – TSX
JAGUAR MINING INCREASES TURMALINA GOLD RESERVES BY 58.6%
Jaguar Mining Inc. (“Jaguar”) (JAG — TSX) completed a revision of the feasibility study on the Turmalina Project in Minas Gerais, Brazil. The revised study, based on the results of Phase 3 of the exploration program, increased Turmalina’s gold reserves by 58.6% to 587,000 oz and extended the mine life for an additional three years to 8.6 years.
The feasibility study was prepared by Jaguar under the coordination of TechnoMine Services, LLC and audited by Scott Wilson Roscoe Postle Associates Inc. (“Scott Wilson RPA”). Jaguar has filed an independent National Instrument 43-101 technical report on SEDAR for Turmalina. The report was written by Mr. Graham G. Clow, P.Eng. and Mr. Wayne W. Valliant, P.Geo. of Scott Wilson RPA, each of whom is certified under NI 43-101 as a Qualified Person.
The technical report confirms Turmalina is a robust project. The following are the key points of the report, which includes Turmalina’s Principal and Northeast Zones:

Mineral Reserves:	2,916,000 tonnes @ 6.3 g/t Au containing 587,000 oz
Total Feed to Plant:	2,916,000 tonnes @ 6.1 g/t Au containing 572,000 oz
Mining Rate:	360,000 tonnes per year
Process Recovery:	90%
Annual Average Production:	60,000 oz per year
Mine Life:	8.6 years
Capital Cost:	US$31.5 million
Average Operating Cost:	US$33.23 per milled tonne
Total Cash Cost:	US$214 per oz
Total Production Cost:	US$275 per oz, including CAPEX
Pre-tax IRR:	47.5%
Gold Price:	US$450/oz
Exchange Rate:	US$1.00 = R$2.19 for CAPEX expenditures reverting to long-term rate of US$1.00 = R$2.50
Jaguar began construction of the Turmalina 1,000 tpd underground gold mine and processing plant in January 2006, with operations scheduled to begin in October 2006. The plant is scheduled to ramp up to full production of 30,000 tonnes per month by mid-2007.
The original Turmalina report was published in September 2005, with capital costs of US$19.4 million and IRR of 31.8% at a US$375/oz gold price and R$2.75/US$ exchange rate. Despite the capital cost increase in the revised report, the IRR increased to 47.5%. The following are the primary reasons for the increased capital costs:
•	Stronger Brazilian real against the U.S. dollar

•	Reduced availability of used equipment in Brazil due to increased mining activity

•	Construction of a tailings pond facility for the excess capacity not previously contemplated
48 Pleasant Street • Concord, NH 03301 • Phone: (603) 224-4800 • Fax: (603) 228-8045 • info@jaguarmining.com • www.jaguarmining.com

Proven and probable reserves at Turmalina have increased by 58.6% to 587,000 oz from the original feasibility study estimate of 370,000 oz. The updated reserve table is shown below.
TURMALINA MINERAL RESERVES – JULY 2006

	Principal Zone		NE Zone		TOTAL
	Tonnes	Grade	Tonnes	Grade	Tonnes	Grade	Cont. Au
	(t)	(g/t)	(t)	(g/t)	(t)	(g/t)	(oz)
Proven	234,000	5.5			234,000	5.5	41,000
Probable	2,017,000	6.8	665,000	4.9	2,682,000	6.3	546,000
Total	2,252,000	6.7	665,000	4.9	2,916,000	6.3	587,000
     Notes:
1.	Based on a gold price of $450 per ounce
2.	Cutoff grade = 1.0 g/t
3.	Dilution overall = 15%
4.	Extraction = 89%
5.	Reserves estimated according to CIM definitions and standards
Jaguar had previously announced a measured and indicated mineral resource estimate of 732,848 oz (3,326,363 tonnes grading 6.85 g/t) at Turmalina. Upon further review by Scott Wilson RPA, measured and indicated resources were revised to 644,000 oz (2,854,000 tonnes grading 7.0 g/t, inclusive of mineral reserves), which have now been upgraded to the above reserves. Inferred resources at Turmalina are estimated at 211,000 oz (1,027,000 tonnes grading 6.4 g/t) in the revised study.
Exploration work to date confirms that the geology at Turmalina is consistent with major gold mines elsewhere in the Iron Quadrangle.
Active Growth and Development Program
Jaguar produces gold in the Iron Quadrangle region of Brazil and projects a production profile of over 200,000 ounces per year by 2008. Using its experience and strong local relationships, Jaguar continues to acquire quality gold resources from senior mining companies and is preparing feasibility studies targeting the conversion of the acquired resources to reserves. It controls 72,000 acres of gold concessions, which is the second largest gold property portfolio in the district, and continues to aggressively explore its assets in Brazil’s most prolific gold region. Jaguar has 45,833,100 common shares outstanding.
For further information, please contact Daniel Titcomb, President on (603) 224-4800 or Robert Jackson, EVP, Corporate Development on (416) 725-4343.
This press release contains forward-looking statements concerning Jaguar’s 2006 objectives, the measured and indicated resources, their average grade, the commencement period of production, cash operating costs and completion dates of feasibility studies, gold production and sales targets, capital expenditure costs, future profitability and growth in reserves. Forward-looking statements can be identified by the use of words, such as “are expected”, “is forecast”, approximately or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, or performance to be materially different from any future results or performance expressed or implied by the forward-looking statements.
These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating gold prices and monetary exchange rates, the possibility of project cost delays and overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future, uncertainties related to production rates, timing of production and the cash and total costs of production, changes in applicable laws including laws related to mining development, environmental protection, and the protection of the health and safety of mine workers, the availability of labour and equipment, the possibility of labour strikes and work stoppages and changes in general economic conditions.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.
These forward-looking statements represent our views as of the date of discussion. The Company anticipates that subsequent events and developments may cause the Company’s views to change. The Company does not undertake to update any forward-looking statements, either written or oral, that may be made from time to time by or on behalf of the Company subsequent to the date of this discussion. For a discussion of important factors affecting the Company, including fluctuations in the price of gold and exchange rates, uncertainty in the calculation of mineral resources, competition, uncertainty concerning geological conditions and governmental regulations and assumptions underlying the Company’s forward-looking statements, see the “CAUTIONARY NOTE” regarding forward-looking statements and “RISK FACTORS” in the Company’s Annual Information Form for the year ended December 31, 2005 filed on System for Electronic Document Analysis and Retrieval (“SEDAR”) and available at http://www.sedar.com.

Document No. 54
PRESS RELEASE

June 8, 2006	2006-15
Concord, New Hampshire	JAG – TSX
JAGUAR MINING INC. INCREASES TURMALINA GOLD RESOURCES TO 730,000 OZ
Jaguar Mining Inc. (“Jaguar”) (JAG-TSX) recently completed Phase III of its drilling program at Turmalina and has increased its measured and indicated gold resources from 562,000 oz contained in 2,495,000 tonnes grading 7.0 g/t to 732,848 oz contained in 3,326,363 tonnes grading 6.85 g/t on the extensions of the Main and Northeast Zones. The deepest hole of the Phase III program reached 525 m. The two Zones remain open at depth.
The Phase III results support Jaguar’s belief that Turmalina has the potential to grow both reserves and production capacity above current projections. Jaguar has also discovered a parallel structure known as Satinoco, which is located 200 m from the Main Zone. This Zone has been drill tested, confirmed to be mineralized and is projected to add further to the resource base. It is significant to note, when assessing the new resource of 732,848 oz of gold, that 92% of the original measured and indicated resources were converted into reserves. Roscoe Postle Associates Inc. (“RPA”) is revising Turmalina’s reserves and mine plan based on the foregoing updated resource base. Currently, Turmalina’s mineral reserves consist of 370,000 oz of gold contained in 1.9 million tonnes of non-refractory sulfide ore grading 6.0 g/t.
Turmalina’s measured and indicated resources after the completion of Phase III are:
Turmalina NI 43-101 Compliant Resource Estimates

	Main		NE		CD*		Total
	Tonnes	Au	Tonnes	Au	Tonnes	Au	Tonnes	Au
Resources	(t)	(g/t)	(t)	(g/t)	(t)	(g/t)	(t)	(g/t)	oz Au
Measured	2,193,794	7.46	728,584	5.69	24,536	4.02	2,946,914	6.99	662,700
Indicated	118,583	6.98	260,866	5.19			379,449	5.75	70,148
Meas. + Indic.	2,312,377	7.44	989,450	5.56	24,536	4.02	3,326,363	6.85	732,848
Inferred	521,934	7.44	161,394	5.56			683,328	6.99	153,628

*	New zone
The resources were audited by Ivan C. Machado, M.Sc., P.E., P.Eng., Principal of Salt Lake City based TechnoMine Services LLC. Mr. Machado serves as Jaguar’s Qualified Person in accordance with NI 43-101. SGS Laboratories of Belo Horizonte, Minas Gerais provided independent sample preparation and assay services, using standard industry practices. The top cut-off was 50 g/t and the low cut-off was 1 g/t.
Active Growth and Development Program
Jaguar produces gold in the Iron Quadrangle region of Brazil and projects a production profile of over 200,000 ounces per year by 2008. Using its experience and strong local relationships, Jaguar continues to acquire quality gold resources from senior mining companies and is preparing feasibility studies targeting the conversion of the acquired resources to reserves. It controls 72,000 acres of gold concessions, which is the second largest gold property portfolio in the district, and continues to aggressively explore its assets in Brazil’s most prolific gold region. Jaguar has 45,833,100 common shares outstanding.
For further information, please contact Daniel Titcomb, President on (603) 224-4800 or Robert Jackson, EVP, Corporate Development on (416) 725-4343.
48 Pleasant Street • Concord, NH 03301 • Phone: (603) 224-4800 • Fax: (603) 228-8045 • info@jaguarmining.com • www.jaguarmining.com

This press release contains forward-looking statements concerning Jaguar’s 2006 objectives, the measured and indicated resources, their average grade, the commencement period of production, cash operating costs and completion dates of feasibility studies, gold production and sales targets, capital expenditure costs, future profitability and growth in reserves. Forward-looking statements can be identified by the use of words, such as “are expected”, “is forecast”, approximately or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, or performance to be materially different from any future results or performance expressed or implied by the forward-looking statements.
These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating gold prices and monetary exchange rates, the possibility of project cost delays and overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future, uncertainties related to production rates, timing of production and the cash and total costs of production, changes in applicable laws including laws related to mining development, environmental protection, and the protection of the health and safety of mine workers, the availability of labour and equipment, the possibility of labour strikes and work stoppages and changes in general economic conditions. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.
These forward-looking statements represent our views as of the date of discussion. The Company anticipates that subsequent events and developments may cause the Company’s views to change. The Company does not undertake to update any forward-looking statements, either written or oral, that may be made from time to time by or on behalf of the Company subsequent to the date of this discussion. For a discussion of important factors affecting the Company, including fluctuations in the price of gold and exchange rates, uncertainty in the calculation of mineral resources, competition, uncertainty concerning geological conditions and governmental regulations and assumptions underlying the Company’s forward-looking statements, see the “CAUTIONARY NOTE” regarding forward-looking statements and “RISK FACTORS” in the Company’s Annual Information Form for the year ended December 31, 2005 filed on System for Electronic Document Analysis and Retrieval (“SEDAR”) and available at http://www.sedar.com.

Document No. 55
PRESS RELEASE

May 12, 2006	2006-14
Concord, New Hampshire	JAG – TSX
JAGUAR MINING REPORTS Q1 2006 RESULTS, DEVELOPMENT PLANS
Jaguar Mining Inc. (“Jaguar”) (JAG-TSX) reports its financial and operational results for Q1 ended March 31, 2006. All figures are in U.S. dollars unless otherwise indicated.
Q1 2006 Highlights
•	Net loss of $6.2 million (approximately $1.2 million loss from operations) or $0.18 per share;
•	Cash balance of $51.5 million, working capital of $49.9 million;
•	Raised Cdn.$60.0 million, prior to expenses, by issuing 11.4 million common shares at Cdn.$5.25;
•	Sold 3,910 oz of gold at $543/oz, produced 6,415 oz at a cash cost of $352/oz;
•	Invested $8.4 million in project development, feasibility studies and exploration;
•	Drew down $7.6 million of its $14 million Turmalina debt facility;
•	Completed the Sabará feasibility study and successfully commissioned the new gold oxide plant.
•	Processing capacity is now 3,400 tonnes per day;
•	Construction started on the new 60,000 oz/year Turmalina mine, scheduled for Q4 2006 start-up;
•	Issued positive Turmalina Phase II drill results confirming continuity at depth and adding resources;
•	Increased proven and probable reserves at Turmalina and Sabará to 4.0 million tonnes at 4.37 g/t containing 554,000 oz of gold;
•	Increased total measured and indicated resources to 16.2 million tonnes at 5.00 g/t containing 2.6 million oz of gold, including proven and probable reserves;
•	Total inferred resources fell to 4.6 million tonnes at 4.82 g/t containing 712,000 oz of gold;
•	Iron Quadrangle feasibility program progressing towards 2006 targets;
•	Acquired options on a further 11,807 acres of prime exploration land on key trends in the Iron Quadrangle;
•	Optioned additional gold resources from CVRD;
2006 First Quarter Results
The net loss for Q1 ended March 31, 2006 was $6,163,570, or $0.18 per basic and fully-diluted share, versus a net loss of $1,967,337, or $0.06 per share, in Q1 2005. $5,020,588 of the net loss was due to unrealized loss on forward sales contracts to manage the commodity price exposure on gold sales related to and required by the Turmalina loan facility. Q1 2006 sales revenue was $2,125,000 from the sale of 3,910 oz of gold at an average price of $543/oz versus $2,067,000 from the sale of 4,785 oz of gold at an average price of $432/oz in Q1 2005. Q1 2006 production was 6,415 oz of gold at a cash cost of $352/oz. Jaguar cannot calculate production or cash costs for individual quarters in 2005 because of the impact of inventory write-downs during 2005.
The Company recognized an unrealized gain of $485,752 and a realized gain of $35,631 on forward exchange contracts used to manage currency exposure on the Brazilian real.
48 Pleasant Street • Concord, NH 03301 • Phone: (603) 224-4800 • Fax: (603) 228-8045 • info@jaguarmining.com • www.jaguarmining.com

The average rates of exchange for the Cdn.$  per US$1.00 were 1.15 for Q1 2006, 1.17 for Q4 2005, and 1.21 annually for 2005. The average rates of exchange for the Brazilian real (R$) per US$1.00 were 2.19 for Q1 2006, 2.25 for Q4 2005, and 2.43 annually for 2005.
Jaguar had 45,348,446 common shares outstanding at March 31, 2006 versus 31,058,389 a year ago. Per-share calculations for Q1 2006 and 2005 are based on weighted average shares outstanding of 33,781,140 and 30,498,389 respectively.
Development Outlook & Feasibility Studies
Jaguar continues to make significant progress in its overall program of converting resources to reserves. Jaguar’s objective is to be able to sustain gold production of more than 200,000 oz/year by 2008, to achieve a minimum 10-year reserve life and to double its initial resources. Cash flow from gold production in the Sabará Region subsidizes the development costs of the longer-term mines in the Turmalina, Santa Bárbara and Paciência Regions.
Jaguar began construction of the 60,000 oz/year Turmalina plant in Q1 2006, which is expected to begin operation in Q4 2006.
Jaguar expects to complete feasibility studies at Santa Bárbara – Pilar and Paciência – Santa Isabel in 2006, which are expected to be positive and add significant gold reserves. The Santa Bárbara – Pilar feasibility study is expected in Q2 2006 and the Paciência – Santa Isabel feasibility study, which had been scheduled for Q3 2006, is now expected in Q4 2006.
Operating Performance
Due to a combination of factors, including exchange rate movements, Jaguar has revised its production forecast for 2006 to 55,000 oz at a cash cost of approximately $300/oz from 65,000 oz at a cash cost of $265/oz.
The Sabará Region provides most of Jaguar’s current gold production, supplemented by some ore from the Santa Bárbara Region. In Q1, Jaguar fed ore to three gold processing plants with a combined total capacity of 3,400 tpd.
The 1,500 tpd Sabará plant began production in Q1 2006 and exceeded expectations. It processed 63,308 tonnes of ore from adjacent orebodies at a feed grade of 2.41 g/t and a recovered grade of 1.72 g/t, producing 2,749 oz of gold at a cash cost of $304/oz or $17.56/t. Jaguar has increased its 2006 forecast production for the Sabará plant to 411,500 tonnes at 3.15 g/t from 338,000 tonnes at 2.98 g/t. The plant is expected to partially compensate for delays in bringing the Catita underground sulphide mine into production and for production shortfalls at Caeté.
The 1,500 tpd Caeté plant is in the Sabará Region. In Q1, it processed 36,367 tonnes of ore from the Sabará and Santa Bárbara Regions at a feed grade of 2.31 g/t and a recovered grade of 1.60 g/t. Production was 1,042 oz of gold at a cash cost of $510/oz or $30.82/t. After careful analysis of the Catita oxide mine, which feeds the Caeté plant, management has determined that 2006 oxide operations should be characterized as prestripping aimed at proper identification of the Catita sulphide orebody. As a result, the 2006 production forecast at Caeté has been reduced to 244,500 tonnes at 3.00 g/t from 305,500 tonnes at 3.13 g/t.
The 400 tpd Queiroz plant of AngloGold Ashanti processes Sabará Region sulphide ore for Jaguar under a tolling contract. It processed 27,251 tonnes of ore in Q1 at a feed grade of 4.00 g/t and a recovered grade of 3.64 g/t. Production was 2,624 oz of gold at a cash cost of $291/oz or $36.07/t. Slow underground development at Catita, which is the primary source of feed for Queiroz, means that 2006 production at Queiroz has been reduced to 81,400 tonnes at 4.65 g/t from 133,000 tonnes at 5.38 g/t. The Sabará plant increased production forecast is expected to compensate for delays in bringing the Catita underground sulphide mine into production and for some of the reduced production at Caeté.

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Liquidity and Capital Spending
Jaguar raised Cdn.$60.0 million, prior to expenses, in Q1 2006 by issuing 11.4 million common shares at Cdn.$5.25 per share. At the end of Q1, it had $51.5 million in cash and $49.9 million in working capital. At a projected exchange rate of R$2.2/$1.0, Jaguar will spend a total of $103 million on project development (excluding exploration) of which $29.6 million has been spent, including $7.5 million in Q1 2006. Jaguar expects to spend an additional $45.5 million on project development in 2006 and believes that the funds needed to complete its development program will be available from existing cash balances, operating cash flow and some new debt or equity probably related to the Pilar and Paciência projects after completion of the respective feasibility studies.
Additional Resources
Jaguar increased its reserves and resources in Q1, which is part of its stated strategy of resource conversion. Proven and probable reserves increased to 4.0 million tonnes at 4.37 g/t, containing 554,000 oz of gold, and the measured and indicated resources increased to 16.2 million tonnes at 5.00 g/t, containing 2.6 million oz of gold. Inferred resources fell to 4.6 million tonnes at 4.82 g/t, containing 712,000 oz of gold, because of the upgrading of inferred resources to the measured and indicated category.
The Qualified Person, as defined in National Instrument (“NI”) 43-101, who reviewed the resources for the Paciência Region, Santa Bárbara Region and some of the Sabará Region targets (Catita, Camará, Juca Vieira, Morro do Adão and Zone 10) was Ivan C. Machado, M.Sc., P.E., P.Eng., principal of Salt Lake City based TechnoMine Services LLC. Mr. Machado is independent for the purposes of NI 43-101. The Qualified Persons who reviewed the reserves and resources for the Turmalina Region and some of the Sabará Region targets (Sabará Zones A, B, C and Queimada) were Graham G. Clow, P.Eng. and Wayne W. Valliant, P.Geo of Roscoe Postle Associates Inc. (“RPA”). Mr. Clow is a principal of RPA, and Mr. Clow and Mr. Valliant are independent for the purposes of NI 43-101.
Turmalina Exploration
Jaguar has had good exploration success at Turmalina where it has confirmed that the geology is consistent with major gold mines elsewhere in the Iron Quadrangle and that the current orebodies are open at depth.
Q1 drilling results at Turmalina included 13.2 g/t over 5.1 meters, 7.3 g/t over 7.0 meters, 11.3 g/t over 3.8 meters, 5.8 g/t over 6.8 meters, and 5.4 g/t over 4.5 meters. Only two holes contained no significant mineralization and 30 holes contained economic grades and widths, demonstrating good consistency and continuity across a large area of the orebody. Some of the best values occurred in the deepest part of the program on the Main Zone, confirming the potential for future exploration success and additional resources.
A Phase III drilling program is underway at Turmalina to explore both the shallower part of the Satinoco target, which is very close to the existing Main and Northeast Zones and the down dip extensions of the Main and Northeast Zones. The Phase III program will be completed in Q2 2006 and consists of 15,000 meters of drilling on a 25 x 50 meter grid on the sections with significant mineralization, with the goal of adding resources that can be processed at the new Turmalina Plant. Recent Phase III results included five separate holes containing 6.9 g/t over 9.0 meters, 13.8 g/t over 3.0 meters, 7.7 g/t over 5.0 meters, 16.2 g/t over 2.2 meters and 10.9 g/t over 3.0 meters. More results are pending.
Jaguar plans substantial further exploration at Turmalina. It expects the strong economics of the existing reserves and resources will reduce the required economic cut-off grade of newly discovered mineralization and significantly increase the potential for producing more ounces.
Exploration Properties Optioned
Jaguar optioned seven strategically valuable properties from Companhia Vale do Rio Doce (“CVRD”) on a key geological trend in the Sabará Region of the Iron Quadrangle gold belt. The properties host a

3

significant gold resource close to Jaguar’s Caeté plant and represent 9,500 acres of high potential gold exploration terrain over 25 km. CVRD information indicates:
•	A sulphide resource of 2.29 million tonnes at a grade of 7.48 g/t, containing 550,000 ounces of gold;
•	An oxide resource of 626,000 tonnes at a grade of 2.23 g/t, containing 44,300 ounces of gold; and
•	92% recovery in the sulfides and 85% recovery in the oxides, based upon preliminary metallurgical work.
The new resources pre-date the introduction of NI 43-101 standards but were discovered and calculated by CVRD, which is one of the world’s largest mining companies. Based upon independent technical advice, Jaguar intends to complete a feasibility study on the new resources and file an NI 43-101 technical report.
Jaguar also optioned 2,307 acres of gold exploration properties from IAMGold located near the Paciência Region.
Human Resources in Brazil
The majority of Jaguar’s staff is in Brazil, where it employed 443 people at the end of Q1 2006, with only five staff in North America. Rising commodity prices have greatly increased the demand for experienced mining industry personnel but the Company has been able to compete well for and attract needed personnel. The well-established nature of the Company’s team in Brazil and the close proximity of all the Company’s operations to Belo Horizonte is a significant advantage. Belo Horizonte is a major urban center and the mining capital of Brazil, providing a substantial pool of skilled and experienced labor for Jaguar.
For further information, please contact Daniel Titcomb, President and Chief Executive Officer or James Roller, Chief Financial Officer on (603) 224-4800 or Robert Jackson, EVP, Corporate Development on (416) 725-4343.
This press release contains forward-looking statements concerning Jaguar’s 2006 objectives, the measured and indicated resources, their average grade, the commencement period of production, cash operating costs and completion dates of feasibility studies, gold production and sales targets, capital expenditure costs, future profitability and growth in reserves. Forward-looking statements can be identified by the use of words, such as “are expected”, “is forecast”, approximately or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, or performance to be materially different from any future results or performance expressed or implied by the forward-looking statements.
These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating gold prices and monetary exchange rates, the possibility of project cost delays and overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future, uncertainties related to production rates, timing of production and the cash and total costs of production, changes in applicable laws including laws related to mining development, environmental protection, and the protection of the health and safety of mine workers, the availability of labour and equipment, the possibility of labour strikes and work stoppages and changes in general economic conditions. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.
These forward-looking statements represent our views as of the date of discussion. The Company anticipates that subsequent events and developments may cause the Company’s views to change. The Company does not undertake to update any forward-looking statements, either written or oral, that may be made from time to time by or on behalf of the Company subsequent to the date of this discussion. For a discussion of important factors affecting the Company, including fluctuations in the price of gold and exchange rates, uncertainty in the calculation of mineral resources, competition, uncertainty concerning geological conditions and governmental regulations and assumptions underlying the Company’s forward-looking statements, see the “CAUTIONARY NOTE” regarding forward-looking statements and “RISK FACTORS” in the Company’s Annual Information Form for the year ended December 31, 2005 filed on System for Electronic Document Analysis and Retrieval (“SEDAR”) and available at http://www.sedar.com.

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Document No. 56
PRESS RELEASE

April 24, 2006	2006-13
Concord, New Hampshire	JAG – TSX
JAGUAR MINING STRIKES HIGH-GRADE GOLD INTERCEPTS AT TURMALINA
Jaguar Mining Inc. (“Jaguar”) (JAG-TSX ) reports additional significant gold grades and widths from its on-going exploration and mine development program at the Turmalina Project in Minas Gerais, Brazil. Twelve new drill holes tested the continuity of the deeper extensions of the Main and North-east orebodies and confirm that they are open at depth. All twelve holes cut highly economic grades and widths, supporting Jaguar’s belief that Turmalina has the potential to grow both reserves and production capacity above current projections.
These drill results include four separate holes containing 6.9 g/t over 9.0 m, 13.8 g/t over 3.0 m, 7.7 g/t over 5.0 m, 16.2 g/t over 2.2 m and 10.9 g/t over 3.0 m. The twelve holes demonstrate good consistency and continuity across a large area of the deeper extensions of the orebodies, an area not included in the existing ore reserves. Results are pending for an additional three holes.
The drill hole data and sectional views are available at:
http://www.jaguarmining.com/s/PressReleases.asp?ReportID=135445#map
The Main Zone is 200 m to 250 m long, dips at 55º to 60º and ranges between 2 m and 30 m wide, with an average width of 8 m. The North-east Zone is about 200 m long, dips at 55º to 60º and ranges between 1 m and 12 m wide, with an average width of 3 m. The two orebodies are only 50 m to 100 m apart, which is technically and economically attractive. Jaguar is currently revising its Turmalina ore reserve estimates of 370,000 oz of non-refractory gold contained in 1.9 million tonnes of proven and probable reserves grading 6.0 g/t.
The Turmalina mine is expected to begin production in Q4 2006 at a capital cost of US$19.4 million and with an initial design capacity of 60,000 oz per year and cash operating costs of US$176/oz. The feasibility study assumed a gold price of US$375/oz and an exchange rate of R$2.75/US$. The mine has 3.9 km of underground ramp development in place, all equipment has been purchased and the plant construction is about 30% complete. Turmalina is 120 km north-west of the major industrial city of Belo Horizonte, in the Iron Quadrangle greenstone belt.
The exploration results were audited by Ivan C. Machado, M.Sc., P.E., P.Eng., Principal of Salt Lake City based TechnoMine Services LLC. Mr. Machado serves as Jaguar’s Qualified Person in accordance with NI 43-101. SGS Laboratories of Belo Horizonte, Minas Gerais are providing independent sample preparation and assay services, using standard industry practices. The top cut-off was 30 g/t and the low cut-off was 1 g/t.
48 Pleasant Street • Concord, NH 03301 • Phone: (603) 224-4800 • Fax: (603) 228-8045 • info@jaguarmining.com • www.jaguarmining.com

Mr. Graham Clow, P.Eng. and Mr. Wayne Valliant, P.Geo. of Roscoe Postle Associates Inc., both of whom are certified as a Qualified Person under NI 43-101, wrote the NI 43-101 report for the Turmalina Project.
Active Growth and Development Program
Jaguar produces gold in the Iron Quadrangle region of Brazil and projects a production profile of over 200,000 oz/year by 2008. Using its experience and strong local relationships, Jaguar continues to acquire quality gold resources from senior mining companies and is preparing feasibility studies targeting the conversion of the acquired resources to reserves. It controls 62,500 acres of gold concessions, which is the second largest gold property portfolio in the district, and continues to aggressively explore its assets in Brazil’s most prolific gold region. Jaguar has 45,775,950 common shares outstanding.
For further information, please contact Daniel Titcomb, President on (603) 224-4800 or Robert Jackson, EVP, Corporate Development on (416) 725-4343.
This press release contains forward-looking statements concerning Jaguar’s objectives, proven and probable reserves and their average grade, the commencement period of production, cash operating costs, gold production and sales targets, capital expenditure costs, future profitability, growth in reserves and other matters. Forward-looking statements can be identified by the use of words, such as “are expected”, “is forecast”, approximately or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, or performance to be materially different from any future results or performance expressed or implied by the forward-looking statements.
These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating gold prices and monetary exchange rates, the possibility of project cost delays and overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future, uncertainties related to production rates, timing of production and the cash and total costs of production, changes in applicable laws including laws related to mining development, environmental protection, and the protection of the health and safety of mine workers, the availability of labour and equipment, the possibility of labour strikes and work stoppages and changes in general economic conditions. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.
These forward-looking statements represent our views as of the date of discussion. The Company anticipates that subsequent events and developments may cause the Company’s views to change. The Company does not undertake to update any forward-looking statements, either written or oral, that may be made from time to time by or on behalf of the Company subsequent to the date of this discussion. For a discussion of important factors affecting the Company, including fluctuations in the price of gold and exchange rates, uncertainty in the calculation of mineral resources, competition, uncertainty concerning geological conditions and governmental regulations and assumptions underlying the Company’s forward-looking statements, see the “CAUTIONARY NOTE” regarding forward-looking statements and “RISK FACTORS” in the Company’s Annual Information Form for the year ended December 31, 2005 filed on System for Electronic Document Analysis and Retrieval (“SEDAR”) and available at http://www.sedar.com.

Document No. 57
PRESS RELEASE

March 31, 2006	2006-12
Concord, New Hampshire	JAG – TSX
JAGUAR MINING REPORTS 2005 RESULTS, MAINTAINS DEVELOPMENT PACE
Jaguar Mining Inc. (“Jaguar”) (JAG-TSX) reports its financial and operational results for the year and quarter ended December 31, 2005. All figures are in U.S. dollars unless otherwise indicated.
2005 Highlights
•	Net loss of $12.8 million or $0.41 per share;
•	Year-end cash balance of $9.5 million, working capital of $7.7 million;
•	Sold 19,246 oz of gold at $442/oz, produced 18,200 oz at a cash cost of $528/oz;
•	Increased proven and probable reserves ten-fold to 370,000 oz from 36,100 oz in 2004;
•	Invested $20.3 million in project development, feasibility studies and exploration;
•	Obtained a loan facility for $14.0 million, hedged 77,002 oz at $527/oz;
•	Completed the new low-cost Sabará gold oxide plant, production started in Q1 2006;
•	Completed the Turmalina feasibility study;
•	Completed on-site sample testing laboratory;
•	Iron Quadrangle feasibility program progressing towards 2006 targets;
•	Significant investment in Sarbanes-Oxley compliance in preparation for a possible listing on a U.S. Exchange.
Subsequent Events in Q1 2006
•	Raised Cdn.$60.0 million, prior to expenses, by issuing 11.4 million common shares at Cdn.$5.25;
•	Construction started on the new 60,000 oz/year Turmalina mine, scheduled for Q4 2006 start-up;
•	Completed the Sabará feasibility study;
•	Processing capacity is now 3,400 tonnes per day;
•	Acquired options on a further 11,807 acres of prime exploration land on key trends in the Iron Quadrangle;
•	Optioned additional gold resources from CVRD;
•	Issued positive Turmalina Phase II drill results confirming continuity at depth and adding resources;
•	Increased proven and probable reserves to 4.0 million tonnes at 4.37 g/t containing 554,000 oz of gold;
•	Increased measured and indicated resources to 16.2 million tonnes at 5.00 g/t containing 2.6 million oz of gold;
•	Inferred resources fell to 4.6 million tonnes at 4.82 g/t containing 712,000 oz of gold.
2005 Full-year Results
The net loss for the year ended December 31, 2005 amounted to $12,838,693 or $0.41 per basic and fully-diluted share, versus a net loss of $3,802,490, or $0.19 per share, in 2004. Sales revenue in 2005 was $8,510,000 from the sale of 19,246 oz of gold at an average price of $442/oz and gold production was
48 Pleasant Street • Concord, NH 03301 • Phone: (603) 224-4800 • Fax: (603) 228-8045 • info@jaguarmining.com • www.jaguarmining.com

18,200 oz at a cash operating cost of $528/oz. The comparable figures in 2004 were sales revenue of $5.63 million from the sale of 13,579 oz of gold at an average price of $415/oz and gold production was 15,100 oz at a cash operating cost of $324/oz. The per-share calculations for 2005 and 2004 are based on weighted average shares outstanding of 31,266,914 and 20,308,047 respectively. The Company had 33,346,337 and 30,283,389 shares outstanding at the December 31, 2005 and 2004 respectively.
In 2005 Jaguar spent $20.3 million on feasibility studies, project development and exploration and ended the year with $9,532,939 of cash and $7,693,473 of net working capital.
2005 Fourth Quarter Results
The net loss for the fourth quarter ended December 31, 2005 was $6,808,000, or $0.21 per basic and fully-diluted share, versus a net loss of $1,137,000, or $0.04 per share, in 2004. Fourth quarter sales revenue in 2005 was $1,543,000 from the sale of 3,202 oz of gold at an average price of $482/oz. Jaguar cannot calculate production or cash costs for individual quarters in 2005 because of the impact of various inventory write-downs during the year. The comparable figures in the fourth quarter of 2004 were a net loss of $1,137,000, or $0.04 per basic and fully-diluted share. Fourth quarter sales revenue in 2004 was $2,596,000 from the sale of 5,989 oz of gold at an average price of $433/oz and production was 5,910 oz of gold at a cash cost of $301/oz. The per-share calculations for the fourth quarter periods of 2005 and 2004 are based on weighted average shares outstanding of 32,809,155 and 23,680,922 respectively.
Operating Performance
In 2005, the Company made significant progress in its overall program of converting resources to reserves and is confident that its strategy is working. Jaguar’s objective is to be able to sustain gold production of more than 200,000 oz/year by 2008, to achieve a minimum 10-year reserve life and to double its initial resources. Jaguar now has 3,400 tonnes/day of processing capacity and projects that its Q1 2006 gold production will be approximately on target for its overall 2006 goal of producing 65,000 oz of gold.
The Caeté plant processed 380,000 tonnes of ore in 2005 at a feed grade of 2.44 g/t and a recovered grade of 1.32 g/t. Production was 18,200 oz of gold, which includes a small amount of gold-in-process carried over from 2004, at a cash cost of $528/oz or $25.28/tonne.
The full year loss is primarily due to the following estimations:
Operational impacts
•	Zone B transition ore and graphite in certain parts of the ore body adversely affecting the Caeté plant recovery rate ($4.5 million inventory write downs);
•	Permitting delays in the Sabará region for the new mines and plant ($1 million additional transport costs due to Sabará plant delay);
•	Jaguar was unable to process its sulfide feed from the Sabará Region at the Queiroz Plant of AngloGold Ashanti Limited (“AngloGold Ashanti”) until Q1 2006; and
•	Strengthening of the Brazilian real ($2 million).
Non-operational impact
•	Unrealized loss on forward sales derivatives ($3.4 million)
Management believes that the operational issues have been resolved and will not occur in 2006 due to the following:
•	Normalization of the Caeté recovery rate given the absence of transition ore and graphite in the new Sabará mines;

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•	All permits for 2006 are on schedule or have already been received; and

•	Lower transport costs due to the location of the new 1,500 tonne/day Sabará plant.
Jaguar is supplying feed to three gold processing plants. The new Sabará oxide processing plant began production early in Q1 2006. The 1,500 tonne/day Caeté plant continues to process feed from the Sabará and Santa Bárbara Regions. In addition, the Sabará Region is now also supplying sulfide feed at rates of up to 400 t/day to the Queiroz plant of AngloGold Ashanti under a tolling contract.
Jaguar began construction of the 60,000 oz/year Turmalina plant in Q1 2006, which is expected to begin operation in Q4 2006. It also completed a new laboratory in 2005 to expedite process sample and exploration testing, reducing its reliance on back-logged external laboratories.
The Company periodically reviews the potential benefits of listing on a U.S. Exchange and has invested significant effort in installing management systems compliant with the needs of the Sarbanes-Oxley legislation.
Well Financed
The Company negotiated a debt facility for $14.0 million in 2005 and subsequently raised Cdn.$60.0 million, prior to expenses, in Q1 2006 by issuing 11.4 million common shares at Cdn.$5.25 per share. At a projected exchange rate of 2.40 Brazilian reais per U.S. dollar, Jaguar will spend a total of $110 million, of which $24.2 million has already been spent, to complete all its projects that are either in production, under construction or in feasibility. Jaguar believes that the funds needed to complete its development program will be available from existing cash balances, operating cash flow and new debt or equity. Capital spending in 2005 was $20.3 million.
Feasibility Studies
Jaguar completed the Turmalina feasibility study in Q3 2005 and the Sabará feasibility study in Q1 2006. Both projects have highly competitive capital spending and operating costs. Jaguar projects completing feasibility studies at Santa Bárbara – Pilar and Paciência – Santa Isabel in 2006 which, if positive, will add a combined total of 900,000 ounces of gold to reserves.
Additional Resources and Exploration Properties
Jaguar recently increased its reserves and resources, which is part of its stated strategy of resource conversion. Proven and probable reserves increased to 4.0 million tonnes at 4.37 g/t, containing 554,000 oz of gold, and the measured and indicated resources increased to 16.2 million tonnes at 5.00 g/t, containing 2.6 million oz of gold.
Inferred resources fell to 4.6 million tonnes at 4.82 g/t, containing 712,000 oz of gold, because of the upgrading of inferred resources to the measured and indicated category.
The Qualified Person, as defined in National Instrument (“NI”) 43-101, who reviewed the resources for the Paciência Region, Santa Bárbara Region and some of the Sabará Region targets (Catita, Camará, Juca Vieira, Morro do Adão and Zone 10) was Ivan C. Machado, M.Sc., P.E., P.Eng., principal of Salt Lake City based TechnoMine Services LLC. Mr Machado is independent for the purposes of NI 43-101. The Qualified Persons who reviewed the reserves and resources for the Turmalina Region and some of the Sabará Region targets (Sabará Zones A, B, C and Queimada) were Graham G. Clow, P.Eng. and Wayne W. Valliant, P.Geo of Roscoe Postle Associates Inc. (“RPA”). Mr Clow is a principal of RPA, and Mr. Clow and Mr. Valliant are independent for the purposes of NI 43-101.
In addition to these reserve and resource increases, Jaguar optioned seven strategically valuable properties from Companhia Vale do Rio Doce (“CVRD”) on a key geological trend in the Sabará Region of the Iron

3

Quadrangle gold belt. The properties host a significant gold resource close to Jaguar’s Caeté plant and represent 9,500 acres of high potential gold exploration terrain over 25 km. CVRD information indicates:
•	A sulfide resource of 2.29 million tonnes at a grade of 7.48 g/t, containing 550,000 ounces of gold;
•	An oxide resource of 626,000 tonnes at a grade of 2.23 g/t, containing 44,300 ounces of gold; and
•	92% recovery in the sulfides and 85% recovery in the oxides, based upon preliminary metallurgical work.
The new resources pre-date the introduction of NI 43-101 standards but were discovered and calculated by CVRD, which is one of the world’s largest mining companies. Based upon independent technical advice, Jaguar intends to complete a feasibility study on the new resources and file an NI 43-101 technical report.
Jaguar also optioned 2,307 acres of gold exploration properties from IAMGold located near the Paciência Region.
Sabará Region Development Update
The new Sabará plant is operating as planned. The Sabará Region cash flow subsidizes the development costs of the longer-term mines in the Turmalina, Santa Bárbara and Paciência Regions.
Turmalina Region Development Update
The new Turmalina mine is on schedule. The plant has 70% of the required equipment, completed 27% of civil infrastructure and 15% of the building infrastructure. The project has its installation license and its operating license is expected in October 2006. The completed Phase II of Turmalina’s exploration program increased its measured and indicated resources and drilled about 6,000 m in Q1 2006. A revised feasibility study incorporating the Phase II and Phase III drilling results is expected in Q2 2006.
Santa Bárbara Region Development Update
The feasibility study for the Santa Bárbara — Pilar project is on time for Q2 2006 completion. The overall feasibility study is 70% completed with 25% of the detailed engineering work done and 30% of the required equipment acquired. The installation license is expected in Q3 2006 and the operating license in July 2007. Exploration drilling exceeded 3,200 m and the access ramp will reach the mineralized zones in April 2006.
Paciência Region Development Update
The feasibility study for the Paciência – Santa Isabel project is on time for Q3 2006 completion. The overall feasibility study is 60% completed with 20% of the detailed engineering work done. The installation license is expected in July 2006 and the operating license in October 2007. Jaguar began underground development for further exploration drilling in Q1 2006.
Human Resources in Brazil
The majority of Jaguar’s staff is in Brazil, where it employed 384 people at the end of 2005 versus 101 people at the end of 2004. Rising commodity prices have greatly increased the demand for experienced mining industry personnel but this has not been an issue for the Company. The well-established nature of the Company’s team in Brazil and the close proximity of all the Company’s operations to Belo Horizonte is a significant advantage. Belo Horizonte is a major urban center and the mining capital of Brazil, providing a substantial pool of skilled and experienced labor for Jaguar.

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Conference Call
Jaguar has scheduled a conference call for Friday, March 31 at 10:00 am EST to discuss its 2005 annual and fourth quarter interim financial and operational results. North American participants can access the call toll-free by dialing 877-885-6386. International participants should call 706-679-7391. The conference ID is 7247295.
Jaguar will also be webcasting this call at http://www.vcall.com/IC/CEPage.asp?ID=103056.
Daniel R. Titcomb, President and CEO will host the conference. There will be a question and answer period at the end of the call. Please call in at least five minutes prior to the conference call start time to ensure prompt access to the call. You will be asked to provide your name, telephone number and company affiliation.
An audio replay will be available approximately two hours after the call ends through April 30, 2006, and can be accessed by calling 800-642-1687 from North America or 706-645-9291. The webcast replay will be available until May 30, 2006.
For further information, please contact Daniel Titcomb, President and Chief Executive Officer or James Roller, Chief Financial Officer on (603) 224-4800 or Robert Jackson, EVP, Corporate Development on (416) 725-4343.
This press release contains forward-looking statements concerning Jaguar’s 2006 objectives, the measured and indicated resources, their average grade, the commencement period of production, cash operating costs and completion dates of feasibility studies, gold production and sales targets, capital expenditure costs, future profitability and growth in reserves. Forward-looking statements can be identified by the use of words, such as “are expected”, “is forecast”, approximately or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, or performance to be materially different from any future results or performance expressed or implied by the forward-looking statements.
These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating gold prices and monetary exchange rates, the possibility of project cost delays and overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future, uncertainties related to production rates, timing of production and the cash and total costs of production, changes in applicable laws including laws related to mining development, environmental protection, and the protection of the health and safety of mine workers, the availability of labour and equipment, the possibility of labour strikes and work stoppages and changes in general economic conditions. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.
These forward-looking statements represent our views as of the date of discussion. The Company anticipates that subsequent events and developments may cause the Company’s views to change. The Company does not undertake to update any forward-looking statements, either written or oral, that may be made from time to time by or on behalf of the Company subsequent to the date of this discussion. For a discussion of important factors affecting the Company, including fluctuations in the price of gold and exchange rates, uncertainty in the calculation of mineral resources, competition, uncertainty concerning geological conditions and governmental regulations and assumptions underlying the Company’s forward-looking statements, see the “CAUTIONARY NOTE” regarding forward-looking statements and “RISK FACTORS” in the Company’s Annual Information Form for the year ended December 31, 2005 filed on System for Electronic Document Analysis and Retrieval (“SEDAR”) and available at http://www.sedar.com.

5

Document No. 58
PRESS RELEASE
NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

March 27, 2006	2006-10
Concord, New Hampshire	JAG – TSX
JAGUAR MINING INC. CLOSES CDN.$60,033,750 OFFERING
Jaguar Mining Inc. (“Jaguar”) (JAG-TSX) has completed its previously announced equity financing with a syndicate of underwriters led by Blackmont Capital Inc. and including BMO Nesbitt Burns Inc., RBC Dominion Securities Inc., TD Securities Inc., and Paradigm Capital Inc. (collectively, the “Underwriters”) for gross proceeds of Cdn.$60,033,750.
A total of 11,435,000 common shares of Jaguar were sold pursuant to the Offering at Cdn.$5.25 per share. In consideration of their services, the Underwriters have been paid an underwriters fee equal to five and one-half percent (5.5%) of the gross proceeds of the Offering. The Underwriters also received a non-transferable option entitling the Underwriters to acquire 343,050 common shares of Jaguar, exercisable at Cdn.$5.25 per share and with an expiry date of March 27, 2008.
Jaguar intends to apply a material portion of the Offering proceeds to the following mining projects: (i) completion of the Turmalina plant; (ii) completion of the Paciência – Santa Isabel and Santa Bárbara — Pilar feasibility studies; and (iii) commencement and completion of a feasibility study with respect to the Roças Grandes property.
Active Growth and Development Program
Jaguar produces gold in the Iron Quadrangle region of Brazil and projects a production profile of over 200,000 oz/year by 2008. Using its experience and strong local relationships, Jaguar continues to acquire quality gold resources from senior mining companies and is preparing feasibility studies targeting the conversion of the acquired resources to reserves. It controls 62,500 acres of gold concessions, which is the second largest gold property portfolio in the district, and continues to aggressively explore its assets in Brazil’s most prolific gold region. Including the shares issued in this Offering, Jaguar has 45,261,148 common shares outstanding.
For further information, please contact Daniel Titcomb, President on (603) 224-4800 or Robert Jackson, EVP, Corporate Development on (416) 725-4343.
The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered, sold or resold in the United States or to a U.S. person absent registration or any applicable exemption from the registration requirements. This press release does not constitute an offer to sell or the solicitation of an offer to buy nor will there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful. Furthermore, this discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Such statements are only predictions, and the Company’s actual financial conditions and results of operations could differ materially from those that may be contemplated by these forward looking statements and the assumptions upon which they are based as a result of those risks and uncertainties. For a discussion of important factors affecting the Company, see the “DESCRIPTION OF THE COMPANY’S BUSINESS” and in particular the subsection entitled “Risk Factors” in the Company’s Annual Information Statement filed on SEDAR and available at http://www.sedar.com.
48 Pleasant Street • Concord, NH 03301 • Phone: (603) 224-4800 • Fax: (603) 228-8045 • info@jaguarmining.com • www.jaguarmining.com

Document No. 59
PRESS RELEASE

March 21, 2006	2006-09
Concord, New Hampshire	JAG – TSX
JAGUAR MINING INC. COMPLETES CDN.$53,025,000 OFFERING
Jaguar Mining Inc. (“Jaguar”) (JAG-TSX) has received the final receipts by the securities regulators in the provinces of Alberta, British Columbia, Manitoba, New Brunswick, Nova Scotia, Ontario, Prince Edward Island, Quebec, and Saskatchewan for the final short form prospectus filed with respect to an offering made by Jaguar for 10,100,000 common shares of Jaguar (the “Common Shares”) to be sold at a price of Cdn.$5.25 per share (the “Offering Price”), for gross proceeds of Cdn.$53,025,000 (the “Offering”). The Offering was made pursuant to an underwriting agreement, dated March 9, 2006 (the “Underwriting Agreement”) between Jaguar and a syndicate of underwriters led by Blackmont Capital Inc. and including BMO Nesbitt Burns Inc., RBC Capital Markets, TD Securities Inc., and Paradigm Capital Inc. (collectively, the “Underwriters”).
Pursuant to the Underwriting Agreement, the Underwriters will be paid an underwriters fee equal to five and one-half percent (5.5%) (the “Underwriters Fee”) of the gross proceeds of the Offering. The Underwriters will also receive a non-transferable option (the “Compensation Option”) entitling the Underwriters to acquire common shares of Jaguar in the amount that is equal to three percent (3%) of the number of Common Shares sold pursuant to the Offering including any Additional Common Shares issued pursuant to the Underwriters Option (as such terms are defined below), exercisable at the Offering Price and with an expiry date that is twenty-four months from the closing of the Offering.
Jaguar has granted the Underwriters an option (the “Underwriters Option”) to purchase up to an additional 1,335,000 Common Shares (the “Additional Common Shares”) exercisable at the Offering Price and at any time up until 48 hours prior to the closing of the Offering. The Underwriters will be entitled to the Underwriters Fee in respect of the Underwriters Option. If the Underwriters Option is exercised in full, the total price to the public under the Offering will be Cdn.$60,033,750, the Underwriters Fee will be Cdn.$3,301,856, and the net proceeds to Jaguar will be Cdn.$56,731,893, before deducting expenses of the Offering not already paid as of the date hereof.
The Toronto Stock Exchange (the “TSX”) has conditionally approved the listing on the TSX of the Common Shares distributed under the final short form prospectus. Listing will be subject to Jaguar fulfilling all of the listing requirements of the TSX on or before June 9, 2006.
Upon the closing of the Offering, which is expected to occur no later than Monday, March 27, 2006, and subject to final approval of the TSX, the Common Shares shall be listed and posted for trading on the TSX.
Jaguar intends to apply a material portion of the Offering proceeds to the following mining projects: (i) completion of the Turmalina plant; (ii) completion of the Paciênca and Mina do Pilar feasibility studies; and (iii) commencement and completion of feasibility studies with respect to the Roças Grandes and IAMGold properties.
48 Pleasant Street • Concord, NH 03301 • Phone: (603) 224-4800 • Fax: (603) 228-8045 • info@jaguarmining.com • www.jaguarmining.com

Active Growth and Development Program
Jaguar produces gold in the Iron Quadrangle region of Brazil and projects a production profile of 235,000 oz/year by 2008. Using its experience and strong local relationships, Jaguar continues to acquire quality gold resources from senior mining companies and is preparing feasibility studies targeting the conversion of the acquired resources to reserves. It controls 62,500 acres of gold concessions, which is the second largest gold property portfolio in the district, and continues to aggressively explore its assets in Brazil’s most prolific gold region. Jaguar has 33,826,148 common shares outstanding.
For further information, please contact Daniel Titcomb, President on (603) 224-4800 or Robert Jackson, EVP, Corporate Development on (416) 725-4343.
The statements that are not historical facts are forward-looking statements and involve known and unknown risks and uncertainties, which could cause actual results to vary considerably from theses statements. Readers are cautioned not to put undue reliance on forward-looking statements. Jaguar’s securities have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered, sold or resold in the United States or to a U.S. person absent registration or an applicable exemption from the registration requirements.
NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

Document No. 60
PRESS RELEASE

March 17, 2006	2006-08
Concord, New Hampshire	JAG – TSX
JAGUAR MINING INC. INCREASES TURMALINA GOLD RESOURCES BY 41%
Jaguar Mining Inc. (“Jaguar”) (JAG-TSX) recently completed its Phase 2 drilling program at Turmalina and has increased its measured and indicated resources by 41% from 399,000 oz to 562,000 oz of gold on the extensions of the Main and Northeast Zones. Jaguar will revise its Turmalina reserves and mine plan when the current Phase 3 drilling program is completed in early Q2 2006. The Phase 2 program successfully converted about three-quarters of the inferred resources quoted in the NI 43-101 Technical Report on the Turmalina Gold Project prepared by Roscoe Postle Associates Inc. (“RPA”) in September 2005, to measured and indicated resources. It is significant to note, when assessing the new resource of 562,000 oz of gold, that 92% of the previous measured and indicated resources were converted into reserves. The revised average grade of the measured and indicated resources increased from 6.85 g/t to 7.00 g/t. The Phase 3 program is testing the deeper extensions of the Main and Northeast Zones for new resources and vertical continuity. Both zones are open at depth with economic grades and widths and are highly prospective.
The new Phase 2 resources are:
Turmalina Project

		Main			NE			Total

	Tonnes	Grade	Cont. Au	Tonnes	Grade	Cont. Au	Tonnes	Grade	Cont. Au
	(t)	(g/t)	(oz)	(t)	(g/t)	(oz)	(t)	(g/t)	(oz)

Measured	362,000	6.09	71,000				362,000	6.09	71,000
Indicated	1,521,000	8.29	406,000	612,000	4.34	85,000	2,133,000	7.16	491,000
Meas + Indic	1,884,000	7.87	477,000	612,000	4.34	85,000	2,495,000	7.00	562,000
Inferred	106,000	6.54	22,000	72,000	3.51	8,000	178,000	5.31	30,000
Notes:
1.	CIM definitions were followed for Mineral Resources.
2.	Mineral Resources are estimated at a cutoff grade of 1.0 g/t Au.
3.	Mineral Resources are estimated using an average long-term gold price of US$375 per ounce
4.	A minimum mining width of 2.0 metres was used.
The NI 43-101 report was written by Mr. Graham G. Clow, P.Eng. and Mr. Wayne W. Valliant, P.Geo. of RPA, both of whom are certified under NI 43-101 as a Qualified Person. The report is available on SEDAR.
The Main Zone is 200 m to 250 m long, dips at 55º to 60º and ranges between 2 m and 30 m wide, with an average width of 8 m. The Northeast Zone is about 200 m long, dips at 55º to 60º and ranges between 1 m and 12 m wide, with an average width of 3 m. The two orebodies are only 50 m to 100 m apart, which is technically and economically attractive.
48 Pleasant Street • Concord, NH 03301 • Phone: (603) 224-4800 • Fax: (603) 228-8045 • info@jaguarmining.com • www.jaguarmining.com

Turmalina will begin production in Q4 2006 at a capital cost of US$19.4 million and with an initial design capacity of 60,000 oz per year and cash operating costs of US$176/oz. The feasibility study assumed a gold price of US$375/oz and an exchange rate of R$2.75/US$. Jaguar has revised its capital budget for the project to US$25.4 million as a result of the change in the Reais/US$ exchange rate, which was R$2.10/US$ as of March 9, 2006. The mine has 3.9 km of existing underground ramp development and is 120 km northwest of the major industrial city of Belo Horizonte, in the Iron Quadrangle greenstone belt.
Jaguar recently completed the feasibility study for the new Sabará Mine and expects to complete the feasibility studies for the Santa Bárbara – Pilar project in Q2 2006 and the Paciência project in Q3 2006.
Active Growth and Development Program
Jaguar produces gold in the Iron Quadrangle region of Brazil and projects a production profile of 235,000 oz/year by 2008. Using its experience and strong local relationships, Jaguar continues to acquire quality gold resources from senior mining companies and is preparing feasibility studies targeting the conversion of the acquired resources to reserves. It controls 62,500 acres of gold concessions, which is the second largest gold property portfolio in the district, and continues to aggressively explore its assets in Brazil’s most prolific gold region. Jaguar has 33,826,148 common shares outstanding.
For further information, please contact Daniel Titcomb, President on (603) 224-4800 or Robert Jackson, EVP, Corporate Development on (416) 725-4343.
This discussion contains forward-looking statements that involve risks, uncertainties and assumptions, including the measured and indicated resources, their average grade, expected commencement period of production, cash operating costs and expected completion dates of feasibility studies. Measured and indicated resources and their average grade are estimates made in the Technical Report, and no assurance can be made about the amount of gold that will be produced. The capital budget, production and technical report schedules and anticipated operating costs are estimates made by Jaguar based on numerous assumptions about factors that affect mining exploration and the construction and operation of processing plants. RPA and Jaguar have reasonable bases for these estimates and forecasts. Such statements are only predictions, and the Company’s actual financial conditions and results of operations could differ materially from those that may be contemplated by these forward looking statements and the assumptions upon which they are based as a result of those risks and uncertainties. For a discussion of factors affecting these estimates and forecasts and other important factors affecting the Company, see the “DESCRIPTION OF THE COMPANY’S BUSINESS” and in particular the subsection entitled “Risk Factors” in the Company’s Annual Information Statement for the year ended December 31, 2004 filed on SEDAR and available at http://www.sedar.com. RPA’s assumptions are set forth in its Technical Report, which is also available on http://www.sedar.com. Jaguar’s securities have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered, sold or resold in the United States or to a U.S. person absent registration or an applicable exemption from the registration requirements.

Document No. 61
PRESS RELEASE

March 3, 2006	2006-07
Concord, New Hampshire	JAG – TSX
JAGUAR MINING INC. INCREASES SIZE OF BOUGHT DEAL TO
CDN$ 53,025,000
Not for distribution to U.S. news wire services or dissemination in the United States
Jaguar Mining Inc. (“Jaguar”) (JAG-TSX) is pleased to announce that further to its new release announced earlier today the bought deal financing has been increased to 10,100,000 common shares at C5.25 per share for gross proceeds of $53,025,000. In addition, Jaguar has granted the underwriters an option, exercisable in whole or in part, up to 48 hours prior to closing to increase the offering by up to 1,335,000 common shares at a price of Cdn$5.25 per common share, which would increase the aggregate size of the offering to Cdn$60,033,750 if the option is fully exercised. The offering is being conducted by a syndicate of underwriters led by Blackmont Capital Inc. and including BMO Nesbitt Burns, RBC Capital, TD Securities, and Paradigm Capital Inc.
Proceeds of the offering will be used to fund the development of the Company’s Brazilian projects and for general corporate purposes.
The common shares to be issued under this offering will be offered by way of a short form prospectus in all provinces of Canada and in the United States on a private placement basis pursuant to exemptions from the registration requirements of the United States Securities Act of 1933, as amended.
Closing of this offering is expected to occur on or about March 22, 2006 and is subject to receipt of all necessary regulatory approvals, including the approval of the Toronto Stock Exchange.
For further information, please contact Daniel Titcomb, President on (603) 224-4800 or Robert Jackson, EVP, Corporate Development on (416) 725-4343.
The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered, sold or resold in the United States or to a U.S. person absent registration or any applicable exemption from the registration requirements. This press release does not constitute an offer to sell or the solicitation of an offer to buy nor will there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful. Furthermore, this discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Such statements are only predictions, and the Company’s actual financial conditions and results of operations could differ materially from those that may be contemplated by these forward looking statements and the assumptions upon which they are based as a result of those risks and uncertainties. For a discussion of important factors affecting the Company, see the “DESCRIPTION OF THE COMPANY’S BUSINESS” and in particular the subsection entitled “Risk Factors” in the Company’s Annual Information Statement filed on SEDAR and available at http://www.sedar.com.
48 Pleasant Street • Concord, NH 03301 • Phone: (603) 224-4800 • Fax: (603) 228-8045 • info@jaguarmining.com • www.jaguarmining.com

Document No. 62
PRESS RELEASE

March 3, 2006	2006-06
Concord, New Hampshire	JAG – TSX
JAGUAR MINING INC. ENTERS INTO A BOUGHT DEAL FOR CDN$ 45,003,000, ADDS
184,000 OUNCES OF GOLD TO SABARÁ RESERVES AND MAINTAINS PACE
Not for distribution to U.S. news wire services or dissemination in the United States
Jaguar Mining Inc. (“Jaguar”) (JAG-TSX) has entered into a bought deal financing with a syndicate of underwriters led by Blackmont Capital Inc. to issue 8,572,000 common shares of Jaguar at Cdn$5.25 per share for gross proceeds of Cdn$45,003,000. In addition, Jaguar has granted the underwriters an option, exercisable in whole or in part, up to 48 hours prior to closing to increase the offering by up to 1,905,000 common shares at a price of Cdn$5.25 per common share, which would increase the aggregate size of the offering to Cdn$55,004,250 if the option is fully exercised.
Proceeds of the offering will be used to fund the development of the Company’s Brazilian projects and for general corporate purposes.
The common shares to be issued under this offering will be offered by way of a short form prospectus in all provinces of Canada and in the United States on a private placement basis pursuant to exemptions from the registration requirements of the United States Securities Act of 1933, as amended.
Closing of this offering is expected to occur on or about March 22, 2006 and is subject to receipt of all necessary regulatory approvals, including the approval of the Toronto Stock Exchange.
Sabará Feasibility Study Adds 184,000 oz to Reserves
Jaguar continues to meet its 2006 objectives by completing the feasibility study for its newly commissioned Sabará gold heap-leach plant and the surrounding gold reserves. The operation is producing gold and will be a substantial cash contributor as Jaguar builds its gold production capacity to 200,000 oz per year by the end of 2007.
Jaguar projects gold sales of 65,000 oz in 2006, 130,000 oz in 2007 and over 200,000 oz in 2008.
Roscoe Postle Associates Inc. prepared the NI43-101 report, which shows that Sabará is a robust gold project with low cash costs:

Mineral Reserves:	2.0 MM tonnes @ 2.8 g/t Au containing apprx.184,000 oz
Mining Rate:	400,000 tonnes per year
Process Recovery:	70%-92%, depending on the orebody
Annual Average Production:	26,000 oz per year
Mine Life:	5.1 years
Started Production:	January, 2006
Remaining Capital Cost:	Less than $1.0 million
Average Operating Cost:	$10.98 per tonne processed
Total Cash Cost:	$182 per oz
48 Pleasant Street • Concord, NH 03301 • Phone: (603) 224-4800 • Fax: (603) 228-8045 • info@jaguarmining.com • www.jaguarmining.com

Total Production Cost:	$230 per oz, including CAPEX
IRR:	82%
Assumptions:	Gold US$375 per oz and R$2.60/US$1
The NI 43-101 report was written by Mr. Graham G. Clow, P.Eng. and Mr. Wayne W. Valliant, P.Geo. of Roscoe Postle Associates Inc., both of whom are certified under NI 43-101 as a Qualified Person.
Active Growth and Development Program
Jaguar produces gold in the Iron Quadrangle region of Brazil and projects production profile of 235,000 oz/year by 2008. Using its experience and strong local relationships, Jaguar continues to acquire quality gold resources from senior mining companies and is preparing feasibility studies targeting the conversion of the acquired resources to reserves. It controls 62,500 acres of gold concessions, which is the second largest gold property portfolio in the district, and continues to aggressively explore its assets in Brazil’s most prolific gold region. Jaguar has 33,823,825 common shares outstanding.
For further information, please contact Daniel Titcomb, President on (603) 224-4800 or Robert Jackson, EVP, Corporate Development on (416) 725-4343.
The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered, sold or resold in the United States or to a U.S. person absent registration or any applicable exemption from the registration requirements. This press release does not constitute an offer to sell or the solicitation of an offer to buy nor will there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful. Furthermore, this discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Such statements are only predictions, and the Company’s actual financial conditions and results of operations could differ materially from those that may be contemplated by these forward looking statements and the assumptions upon which they are based as a result of those risks and uncertainties. For a discussion of important factors affecting the Company, see the “DESCRIPTION OF THE COMPANY’S BUSINESS” and in particular the subsection entitled “Risk Factors” in the Company’s Annual Information Statement filed on SEDAR and available at http://www.sedar.com.

Document No. 63
PRESS RELEASE

February 20, 2006	2006-05
Concord, New Hampshire	JAG – TSX
UPDATE: JAGUAR MINING ON TARGET TO MEET OBJECTIVES
Jaguar Mining Inc. (“Jaguar”) (JAG-TSX) is making significant progress toward its goal of ending 2007 with 200,000 oz per year of gold productive capacity. Jaguar’s exploration program within Brazil’s largest gold camp (Iron Quadrangle greenstones of Minas Gerais) is also yielding very positive results.
Positive Exploration and Production Developments
Jaguar has made good progress in recent months towards its 200,000 oz production goal. Current capacity is now 75,000 oz per year, rising to 130,000 oz per year by the end of 2006.
1.	The Turmalina exploration program continues to generate multiple zones of economic gold grades and widths next to existing reserves. Jaguar is revising its reserve estimates for the project. The structures are open and have further resource potential. Exploration continues. Similar structures in the Turmalina district have typically exceeded one million ounces of reserves;

2.	Jaguar has received the initial drawdown from a US$14 million debt financing for the Turmalina project and is rapidly constructing the 60,000 oz per year mine. Production is scheduled for Q4 2006;

3.	The new 25,000 oz per year gold oxide plant at Sabará started production from Zone A in January. Jaguar is filing its feasibility study for the mine in Q1 2006;

4.	Jaguar recently acquired an option from Companhia Vale do Rio Doce (“CVRD”) on 9,500 acres of highly prospective gold properties along 25km of a key geological trend in the Iron Quadrangle. The transaction includes a sulfide resource of 2.29 million tonnes at a grade of 7.48 g/t, containing 550,000 oz of gold and an oxide resource of 626,000 tonnes at a grade of 2.23 g/t, containing 44,300 oz of gold. These resources are adjacent to Jaguar’s existing Caeté Plant and an initial scoping study supports the concept of an additional 1,200 tpd sulfide circuit;

5.	Jaguar possesses, or is on-time with its applications for, the permits required to meet its development plan.

6.	The feasibility study at the Santa Bárbara – Pilar project is on target for completion in Q2 2006 with the exploration and development ramp now close to the resource zones. Based on the existing published resources, Jaguar expects a ten-year mine-life at 50 – 60,000 oz per year; and

7.	The feasibility study at the Paciência – Santa Isabel project is on target for completion in Q3 2006. Jaguar is developing additional underground access for feasibility study purposes. Similar to the Santa Barbara – Pilar project, Jaguar expects a ten-year mine-life at 50 – 60,000 oz per year based on existing resources.
48 Pleasant Street • Concord, NH 03301 • Phone: (603) 224-4800 • Fax: (603) 228-8045 • info@jaguarmining.com • www.jaguarmining.com

Strong Exploration Potential
With 30 years of operating experience within the local geology, Jaguar’s operating team believes that successful mine finding and large gold resource extensions in the Iron Quadrangle require a combination of surface drilling and underground development. Jaguar is actively pursuing underground exploration in the Paciência and Santa Bárbara Regions, both of which are open at depth. The 2006 exploration budget includes 30,000m of surface drilling, 5,300m of underground drilling and 2km of underground development that can later be used for production purposes.
The Iron Quadrangle hosts several current and past gold producers with multi-million ounce production histories. Each began with modest surface and near-surface discoveries and improved with depth. The sub-surface geology of the Iron Quadrangle is typified by gold sulfide structures with relatively small horizontal cross-sectional areas that show strong vertical continuity, as shown by the recent exploration success at Turmalina.
Capital Spending
At current exchange rates, Jaguar anticipates spending US$85 million to reach its ultimate production goal of more than 200,000 oz per year in 2008. Jaguar believes that these funds are available from existing working capital and lines of credit, cash flow from operations, new debt based on feasibility studies currently underway and access to the equity markets. Jaguar will continue to acquire properties in the Iron Quadrangle, which may require additional funds for acquisition and development.
Active Growth and Development Program
Jaguar produces gold in the Iron Quadrangle region of Brazil. Using its experience and strong local relationships, Jaguar continues to acquire quality gold resources from senior mining companies and is preparing feasibility studies targeting the conversion of the acquired resources to reserves. It owns 62,500 acres of gold properties, which is the second largest gold property portfolio in the region, and continues to seek acquisitions to strengthen its position. Jaguar has 33,731,786 common shares outstanding.
For further information, please contact Daniel Titcomb, President on (603) 224-4800 or Robert Jackson, EVP, Corporate Development on (416) 725-4343.
Technical information quoted in this press release was reviewed by Mr. Ivan C. Machado, M.Sc., P.E., P.Eng., Principal of Salt Lake City based TechnoMine Services LLC. Mr. Machado serves as Jaguar’s Qualified Person in accordance with NI 43-101.
This discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Such statements are only predictions, and the Company’s actual financial conditions and results of operations could differ materially from those that may be contemplated by these forward looking statements and the assumptions upon which they are based as a result of those risks and uncertainties. For a discussion of important factors affecting the Company, see the “DESCRIPTION OF THE COMPANY’S BUSINESS” and in particular the subsection entitled “Risk Factors” in the Company’s Annual Information Statement for the year ended December 31, 2004 filed on SEDAR and available at http://www.sedar.com. Jaguar’s securities have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered, sold or resold in the United States or to a U.S. person absent registration or an applicable exemption from the registration requirements.

Document No. 64
PRESS RELEASE

February 15, 2006	2006-04
Concord, New Hampshire	JAG – TSX
JAGUAR MINING REPORTS 13.2 GRAMS OF GOLD OVER 5.1 METRES;
ADDS GOLD POTENTIAL AT TURMALINA
Jaguar Mining Inc. (“Jaguar”) (JAG-TSX ) reports additional significant gold grades and widths from its on-going exploration program at the Turmalina project in Minas Gerais, Brazil. The orebodies are open at depth. Based on the new information, Jaguar is optimistic that it will be able to substantially increase its known Turmalina reserves of 370,000 oz of non-refractory gold contained in 1.9 million tonnes of proven and probable reserves grading 6.0 g/t. Turmalina begins production this fourth quarter.
The results represent 32 holes of a 39-hole program and include 13.2g/t over 5.1m, 7.3g/t over 7.0m, 11.3g/t over 3.8m, 5.8g/t over 6.8m, and 5.4g/t over 4.5m. Only two holes contained no significant mineralization and 30 holes contained economic grades and widths, demonstrating good consistency and continuity across a large area of the orebody. Some of the best values occurred in the deepest part of the program on the Main Zone, confirming the potential for future exploration success and additional reserves. The remaining seven holes of this program will be completed in March.
The drill hole data and views are available at:
          http://www.jaguarmining.com/s/PressReleases.asp?ReportID=129306#map
The majority of the 32 holes focused on adding reserves and resources in the Main and North-east orebodies, between the 350m and 500m levels. The remainder focused above the 350m level in the area of the existing mine plan. The Main Zone is 200m to 250m long, dips at 55º to 60º and ranges between 2m and 30m wide, with an average width of 8m. The North-east Zone is about 200m long, dips at 55º to 60º and ranges between 1m and 12m wide, with an average width of 3m. The two orebodies are only 50m to 100m apart, which is technically and economically attractive.
Turmalina will begin production in Q4 2006 at a capital cost of US$19.4 million and with an initial design capacity of 60,000 oz per year and cash operating costs of US$176/oz. The feasibility study assumed a gold price of US$375/oz and an exchange rate of R$2.75/US$. The mine has 3.9km of existing underground ramp development and is 120km north-west of the major industrial city of Belo Horizonte, in the Iron Quadrangle greenstone belt.
The exploration results were audited by Ivan C. Machado, M.Sc., P.E., P.Eng., Principal of Salt Lake City based TechnoMine Services LLC. Mr. Machado serves as Jaguar’s Qualified Person in accordance with NI 43-101. SGS Laboratories of Belo Horizonte, Minas Gerais are providing independent sample preparation and assay services, using standard industry practices. The top cut-off was 30 g/t and the low cut-off was 1 g/t.
48 Pleasant Street • Concord, NH 03301 • Phone: (603) 224-4800 • Fax: (603) 228-8045 • info@jaguarmining.com • www.jaguarmining.com

Mr. Graham Clow, P.Eng. and Mr. Wayne Valliant, P.Geo. of Roscoe Postle Associates Inc., both of whom are certified as a Qualified Person under NI 43-101, wrote the NI 43-101 report for the Turmalina Project.
Active Growth and Development Program
Jaguar produces gold in the Iron Quadrangle region of Brazil and projects production profile of 235,000 oz/year by 2008. Using its experience and strong local relationships, Jaguar continues to acquire quality gold resources from senior mining companies and is preparing feasibility studies targeting the conversion of the acquired resources to reserves. It controls 62,500 acres of gold concessions, which is the second largest gold property portfolio in the district, and continues to aggressively explore its assets in Brazil’s most prolific gold region. Jaguar has 33,731,786 common shares outstanding.
For further information, please contact Daniel Titcomb, President on (603) 224-4800 or Robert Jackson, EVP, Corporate Development on (416) 725-4343.
This discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Such statements are only predictions, and the Company’s actual financial conditions and results of operations could differ materially from those that may be contemplated by these forward looking statements and the assumptions upon which they are based as a result of those risks and uncertainties. For a discussion of important factors affecting the Company, see the “DESCRIPTION OF THE COMPANY’S BUSINESS” and in particular the subsection entitled “Risk Factors” in the Company’s Annual Information Statement for the year ended December 31, 2004 filed on SEDAR and available at http://www.sedar.com. Jaguar’s securities have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered, sold or resold in the United States or to a U.S. person absent registration or an applicable exemption from the registration requirements.

Document No. 65
PRESS RELEASE

February 1, 2006	2006-03
Concord, New Hampshire	JAG – TSX
JAGUAR MINING UPS GOLD PRODUCTION, TARGETS 130,000 OZ CAPACITY FOR 2006
Jaguar Mining Inc. (“Jaguar”) (JAG-TSX), a gold producer, reports that it has commissioned its new 25,000 oz/year gold oxide heap leach facility and recovery plant at Sabará. The plant is crushing and stacking ore at a rate of 450,000 tonnes/year and will produce its first gold this quarter. This surface production advances Jaguar’s development plan of becoming a mid-tier producer by generating near term cash flow while it completes development and construction of its underground mines. Underground operations are projected to make up 75% of Jaguar’s production profile of 235,000 oz/year by 2008.
Jaguar also confirms the measured and indicated resources feeding the new plant at 2.5 million tonnes at 2.85 g/t, containing 228,000 oz at a cut-off grade of 0.8 g/t. The resources were reviewed by Mr. Ivan C. Machado, M.Sc., P.E., P.Eng., Principal of Salt Lake City based TechnoMine Services LLC. Mr. Machado serves as Jaguar’s Qualified Person in accordance with National Instrument 43-101. Roscoe Postle Associates Inc. is auditing Jaguar’s feasibility study for the new Sabará plant and reserves and will complete a NI 43-101 report.
In the Sabará Region, Jaguar now has production capacity of 75,000 oz/year. It is producing gold at two oxide plants and is developing its underground Catita sulfide mine. The Catita Mine will supply 400 tonnes/day of gold ore to the Queiroz Plant of AngloGold Ashanti Limited, beginning this quarter. Jaguar will sell 65,000 oz of gold this year at an estimated cash operating cost of US$265/oz. Jaguar is also building the 60,000 oz/year Turmalina Mine and will end 2006 with 130,000 oz/year of production capacity.
Active Growth and Development Program
Jaguar produces gold in the Iron Quadrangle region of Brazil. Using its experience and strong local relationships, Jaguar continues to acquire quality gold resources from senior mining companies and is preparing feasibility studies targeting the conversion of the acquired resources to reserves. It controls 62,500 acres of gold concessions, which is the second largest gold property portfolio in the district, and continues to aggressively explore its assets in Brazil’s most prolific gold region. Jaguar has 33,367,657 common shares outstanding (46,958,342 fully diluted).
For further information, please contact Daniel Titcomb, President on (603) 224-4800 or Robert Jackson, EVP, Corporate Development on (416) 725-4343.
This discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Such statements are only predictions, and the Company’s actual financial conditions and results of operations could differ materially from those that may be contemplated by these forward looking statements and the assumptions upon which they are based as a result of those risks and uncertainties. For a discussion of important factors affecting the Company, see the “DESCRIPTION OF THE COMPANY’S BUSINESS” and in particular the subsection entitled “Risk Factors” in the Company’s Annual Information Statement for the year ended December 31, 2004 filed on SEDAR and available at http://www.sedar.com. Jaguar’s securities have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered, sold or resold in the United States or to a U.S. person absent registration or an applicable exemption from the registration requirements.
48 Pleasant Street • Concord, NH 03301 • Phone: (603) 224-4800 • Fax: (603) 228-8045 • info@jaguarmining.com • www.jaguarmining.com

Document No. 66
PRESS RELEASE

January 19, 2006	2006-02
Concord, New Hampshire	JAG – TSX
JAGUAR MINING OPTIONS SIGNIFICANT GOLD PROPERTIES WITH 590,000 OZ OF
GOLD RESOURCES AND STUDIES NEW SULFIDE PLANT
Jaguar Mining Inc. (“Jaguar”) (JAG-TSX), a gold producer, has optioned seven strategically valuable properties from Companhia Vale do Rio Doce (“CVRD”) on a key geological trend in the Sabará Region of the Iron Quadrangle gold belt. The properties host a significant gold resource close to Jaguar’s existing Caeté Plant and represent 9,500 acres of high potential gold exploration terrain over 25 km. The transaction boosts Jaguar’s development plan to become a mid-sized producer in Brazil.
CVRD information indicates:
•	A sulfide resource of 2.29 million tonnes at a grade of 7.48 g/t, containing 550,000 ounces of gold;

•	An oxide resource of 626,000 tonnes at a grade of 2.23 g/t, containing 44,300 ounces of gold; and

•	92% recovery in the sulfides and 85% recovery in the oxides, based upon preliminary metallurgical work.
The properties are between and lie in the same Archean banded iron formations as the Cuiabá Mine of AngloGold, which produces of 190,000 oz of gold per year to a depth of 1,700 m, and Eldorado Gold Corporation’s São Bento Mine, with current production of 100,000 oz/year and depth of 1,300 m. Jaguar will be conducting further exploration of the properties with the intent of upgrading the known gold resources and the discovery of others to support one or more mines.
The new resources pre-date the introduction of National Instrument (“NI”) 43-101 standards but were discovered and calculated by CVRD, which is one of the world’s largest mining companies. CVRD’s technical information was reviewed for Jaguar by Ivan C. Machado, M.Sc., P.E., P.Eng., Principal of Salt Lake City based TechnoMine Services LLC. Mr. Machado serves as Jaguar’s Qualified Person in accordance with NI 43-101. Mr. Machado advised Jaguar that the CVRD data is sufficient to proceed to a feasibility study. Jaguar intends to complete a feasibility study on the new resources and file an NI 43-101 report.
Jaguar’s initial scoping study supports a new 1,200 tpd sulfide circuit to process the resources at the well-serviced and fully-permitted Caeté Plant site. This production expansion would have the additional advantage of being permitted quickly and enable processing of gold sulfide ore from other nearby Jaguar properties.
The purchase option from CVRD expires at the end of the first quarter of 2008. The purchase price is 3.5% of the market value of CVRD’s currently estimated resources plus 2.5% of any additional resources
48 Pleasant Street • Concord, NH 03301 • Phone: (603) 224-4800 • Fax: (603) 228-8045 • info@jaguarmining.com • www.jaguarmining.com determined by Jaguar, after deducting expenses associated with the transfer. By March 2006 Jaguar intends to complete an audit of the CVRD resource estimates. CVRD retains certain iron ore exploration rights on the properties and retains a 70% back-in right if Jaguar has more than five million ounces of gold reserves on the properties by November 2010. The contract grants corresponding rights for CVRD to explore a Jaguar property for iron and to acquire iron mineral rights in the property until November 2008. Jaguar and CVRD are required to approve each other’s exploration plan.
Active Growth and Development Program
Jaguar produces gold in the Iron Quadrangle region of Brazil. Using its experience and strong local relationships, Jaguar continues to acquire quality gold resources from senior mining companies and is preparing feasibility studies targeting the conversion of the acquired resources to reserves. It owns 62,500 acres of gold properties, which is the second largest gold property portfolio in the region, and continues to seek acquisitions to strengthen its position. Jaguar has 33,367,657 common shares outstanding (47,052,342 fully diluted).
For further information, please contact Daniel Titcomb, President on (603) 224-4800 or Robert Jackson, EVP, Corporate Development on (416) 725-4343.
This discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Such statements are only predictions, and the Company’s actual financial conditions and results of operations could differ materially from those that may be contemplated by these forward looking statements and the assumptions upon which they are based as a result of those risks and uncertainties. For a discussion of important factors affecting the Company, see the “DESCRIPTION OF THE COMPANY’S BUSINESS” and in particular the subsection entitled “Risk Factors” in the Company’s Annual Information Statement for the year ended December 31, 2004 filed on SEDAR and available at http://www.sedar.com. Jaguar’s securities have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered, sold or resold in the United States or to a U.S. person absent registration or an applicable exemption from the registration requirements.

Document No. 67
PRESS RELEASE

January 5, 2006	2006-01
Concord, New Hampshire	JAG – TSX
JAGUAR MINING BEGINS CONSTRUCTION OF 60,000 OZ PER YEAR TURMALINA MINE,
TARGETS PRODUCTION CAPACITY OF 130,000 OZ BY 2006 YEAR END
Jaguar Mining Inc. (“Jaguar”) (JAG-TSX), a gold producer, reports a key event in its development plan to become a mid-sized producer in Brazil.
Jaguar recently received the installation license (LI) and began construction of the 60,000 oz/year Turmalina gold mine, a robust gold project with low cash costs and good potential to increase reserves. Gold production is expected in Q4 2006. The majority of the infrastructure, such as roads, power, ramp and access to the underground orebody, is in place.
This important step for Jaguar follows the recent closing of a non-dilutive US$14 million debt financing for mine development at Turmalina and in the Sabará Region, where Jaguar expects to increase gold production significantly in 2006. By the end of the year, Jaguar’s production capacity is expected to be 130,000 oz/year.
Jaguar finished the feasibility study and filed a National Instrument 43-101 report on SEDAR in September 2005. The report was written by Mr. Graham G. Clow, P.Eng. and Mr. Wayne W. Valliant, P.Geo. of Roscoe Postle Associates Inc., both of whom are certified under NI 43-101 as a Qualified Person. The key points of the initial Turmalina feasibility study are:

Mineral Reserves:	1.9 MM tonnes @ 6.0 g/t Au, containing approximately 370,000 oz
Mining Rate:	360,000 tonnes per year
Process Recovery:	90%
Annual Average Production:	60,000 oz per year
Mine Life:	5.5 years
Capital Cost:	US$19.4 million
Average Operating Cost:	US$26.40 per tonne milled
Total Cash Cost:	US$176 per oz
Total Production Cost:	US$235 per oz, including CAPEX
IRR:	31.8%
The study assumed an exchange rate of R$2.75/US$ and a gold sale price of US$375 per ounce.
In addition, Jaguar has completed an in-fill drilling program (Phase 2) at Turmalina aimed at upgrading an inferred resource into mineral reserves. The inferred resource is 832,000 tonnes at a grade of 7.55 g/t. Jaguar is interpreting the data. The results and anticipated increase to the mine life are expected shortly. Currently there are seven drill rigs operating on site for upgrading and adding new resources (Phase 3).
48 Pleasant Street • Concord, NH 03301 • Phone: (603) 224-4800 • Fax: (603) 228-8045 • info@jaguarmining.com • www.jaguarmining.com

Active Growth and Development Program
In addition, Jaguar is developing its gold projects in the Sabará Region and is working on feasibility studies at the Santa Bárbara Region (Pilar Project) and the Paciência Region (Santa Isabel Project). Overall, Jaguar has significant exploration potential at Turmalina, Santa Bárbara and Paciência with all three open at depth and laterally in a region with a multi-million ounce production history.
Jaguar produces gold in the Iron Quadrangle region of Brazil. Using its experience and strong local relationships, Jaguar has acquired quality gold resources from senior mining companies and is preparing feasibility studies with a goal of converting significant portions of the acquired resources to reserves. It owns 62,500 acres of gold properties, which is the second largest gold property portfolio in the region, and continues to seek acquisitions to strengthen its position. Jaguar has 33,346,337 common shares outstanding (47,031,022 fully diluted).
For further information, please contact Daniel Titcomb, President on (603) 224-4800 or Robert Jackson, EVP, Corporate Development on (416) 725-4343.
The statements that are not historical facts are forward-looking statements and involve known and unknown risks and uncertainties, which could cause actual results to vary considerably from these statements. Readers are cautioned not to put undue reliance on forward-looking statements. Jaguar’s securities have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered, sold or resold in the United States or to a U.S. person absent registration or an applicable exemption from the registration requirements.

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Document No. 68
JAGUAR MINING INC.
48 Pleasant Street
Concord, New Hampshire
U.S.A. 03301
INFORMATION CIRCULAR
AS AT APRIL 12, 2007
THIS INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF JAGUAR MINING INC. (THE “CORPORATION”) OF PROXIES TO BE USED AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF THE CORPORATION, AND ANY AND ALL ADJOURNMENTS THEREOF (THE “MEETING”) TO BE HELD AT 9:00 A.M. ON MAY 10, 2007 (THE “MEETING DATE”), AT THE NATIONAL CLUB, 303 BAY STREET, TORONTO, ONTARIO, CANADA. THE SOLICITATION WILL BE PRIMARILY BY MAIL BUT PROXIES MAY ALSO BE SOLICITED PERSONALLY OR BY TELEPHONE BY REGULAR EMPLOYEES, OFFICERS AND DIRECTORS OF THE CORPORATION AT NOMINAL COST. THE COST OF SUCH SOLICITATION BY MANAGEMENT WILL BE BORNE BY THE CORPORATION.
APPOINTMENT AND REVOCATION OF PROXIES
The persons named in the enclosed form of proxy are officers of the Corporation. A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON TO REPRESENT HIM AT THE MEETING MAY DO SO EITHER BY INSERTING SUCH PERSON’S NAME IN THE BLANK SPACE PROVIDED IN THAT FORM OF PROXY OR BY COMPLETING ANOTHER PROPER FORM OF PROXY. In either case, the completed proxy must be deposited with the Corporation or with Computershare Investor Services Inc. at the address indicated on the enclosed envelope so that it is received prior to 5:00 p.m. on the 8th day of May, 2007, or delivered to the Chairman of the Meeting on the day of the Meeting.
A proxy given pursuant to this solicitation may be revoked by instrument in writing, including another proxy bearing a later date, executed by the shareholder or by his attorney authorized in writing, and deposited either: (i) with the Corporation at any time up to and including the last business day preceding the day of the Meeting at which the proxy is to be used; or (ii) with the Chairman of such Meeting on the day of the Meeting; or (iii) in any other manner permitted by law.
VOTING AND EXERCISE OF DISCRETION BY PROXIES
Shares represented by the persons designated in the printed form of the enclosed form of proxy will be voted for each of the matters to be voted on by shareholders as described herein or withheld from voting or voted against if so indicated on the form of proxy. IN THE ABSENCE OF SUCH INDICATION OF VOTING PREFERENCE, SUCH SHARES SHALL BE VOTED “FOR” ALL THE MATTERS SET FORTH IN THIS CIRCULAR. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting, or other matters which may properly come before the Meeting. At the date of this Information Circular management knows of no such amendments, variations or other matters to come before the Meeting.

INTEREST OF CERTAIN PERSONS AND COMPANIES
IN MATTERS TO BE ACTED UPON
Proposed Amendments to Stock Option Plan
Extension of Options Expiring During Trading Black-Out
Under the current terms of the Corporation’s Insider Trading Policy, directors, officers and certain employees of the Corporation are prohibited from trading in securities of the Corporation other than during the period commencing on the second full trading day after an earnings press release with respect to each fiscal quarter and ending 20 business days prior to the end of next fiscal quarter. The period during which directors, officers and certain employees of the Corporation are prohibited from trading under the Corporation’s Insider Trading Policy is referred to as a “trading black-out”. In addition, the Insider Trading Policy and securities laws provide for the imposition of trading black-outs on individuals with knowledge of pending material developments that have not been disclosed to the public.
Pursuant to a Toronto Stock Exchange (“TSX”) Staff Notice issued on June 6, 2006 (the “TSX Notice”), TSX Staff have recognized the appropriateness of such trading black-outs by public companies, as well as the issue arising in the event that an option or other share compensation arrangement expires while the holder is subject to such a trading black-out or shortly thereafter. In the TSX Notice, TSX Staff have indicated that the TSX is prepared, subject to shareholder approval, to permit amendments to option plans and other share compensation arrangements that extend those arrangements if they, or options or securities issued thereunder, would otherwise expire during or shortly after a trading black-out. The Corporation believes that an amendment to Corporation’s stock option plan (the “Stock Option Plan”) and outstanding options that would provide for an extension of options in such circumstances is appropriate, as it will enable an option holder to exercise their options after material information known to the option holder has been disclosed to the public, thereby avoiding an inappropriate and unintended loss of the benefit of the option as a result of the trading black-out.
Accordingly, the Corporation proposes that the Stock Option Plan should be amended to allow the extension of the expiry date of any option outstanding under the Stock Option Plan that expired during or within 10 business days following a trading black-out to the tenth business day following the expiry of the trading black-out.
As of April 12, 2007, the Corporation’s current directors and executive officers beneficially held 3,492,500 stock options available under the Stock Option Plan, which represents 6.3 percent of the 55,201,779 outstanding common shares of the Corporation (the “Shares”) as of such date. (The number of stock options set forth in the preceding sentence does not include 1,010,000 stock options that were granted to the Corporation’s directors and executive officers in March 2007 that are contingent upon shareholder approval of the proposed increased in Shares reserved for issuance under the Stock Option Plan as described below.) If the amendment to the Stock Option Plan regarding the black-out period is approved, the expiry dates for the options granted thereunder to the Corporation’s directors and officers will potentially have a temporary extension if such expiry dates would otherwise occur during or within 10 business days following a trading black-out.
Revisions to Amendment Procedure
In the TSX Notice, TSX Staff recommended that issuers amend their option plans and other share compensation arrangements to specify the type of amendments to those plans and arrangements and any securities granted thereunder that do not require shareholder approval in order to be effective. In the event that issuers do not adopt such an amendment procedure prior to June 30, 2007, issuers will not be permitted to make any amendments to their option plans or other share compensation arrangements after that date, including minor amendments of a “housekeeping” nature, without obtaining shareholder approval.
Accordingly, the Corporation has proposed an amendment to the Stock Option Plan that replaces the existing general amendment provision in Section 11 of the Stock Option Plan with a new provision that specifies the types of

2

amendments to the Stock Option Plan or any outstanding option that can be made by the Board of Directors without shareholder approval.
If the amendment to the Stock Option Plan regarding the amendment procedure is approved, the Corporation’s directors will be permitted to amend the Stock Option Plan in the manner described in “Particulars of Matters to be Acted Upon – Amendments to Stock Option Plan” below without shareholder approval.
Increase in Shares Reserved for Issuance under the Stock Option Plan
At the 2006 Annual and Special Meeting of the Shareholders of the Corporation (the “2006 Shareholder Meeting”), the shareholders of the Corporation approved an amendment of the Stock Option Plan to increase the number of Shares reserved for issuance pursuant to the Stock Option Plan by 2,500,000, to a total of 8,000,000 Shares reserved for issuance under the Stock Option Plan. The number of outstanding Shares has increased from 45,348,446 on March 31, 2006 to 55,201,779 as of April 12, 2007 in large part as a result of: (i) the recent issuance of 5,123,621 Shares pursuant to the early exercise program with respect to certain share purchase warrants, (ii) the issuance of 1,928,574 Shares pursuant to the exercise of various other warrants, (iii) the issuance of 2,156,250 Shares in connection with a private placement of units that closed on March 22, 2007, and (iv) the issuance of 644,888 Shares pursuant to the exercise of stock options. The proposed increase in the number of Shares available for issuance pursuant to the Stock Option Plan by 2,500,000 to a total of 10,500,000 Shares is the same number increase that was approved by the shareholders of the Corporation at the 2006 Shareholders Meeting. See “(c) Increase in Shares Reserved for Issuance” in “Amendments to the Stock Option Plan” below.
If the proposed amendment to the Stock Option Plan regarding the Shares reserved for issuance thereunder is approved, a majority of the remainder of the increased number of Shares reserved for issuance pursuant to the Stock Option Plan may be granted in the future to the Corporation’s then directors and officers subject to the limitations on issuance set forth in the Stock Option Plan regarding the number of shares reserved for issuance or issued to the Corporation’s directors, senior officers and other insiders annually and to specific individuals in aggregate.
Proposed Ratification of Shareholder Rights Plan
The Board adopted a shareholder rights plan (the “Shareholder Rights Plan”) effective January 31, 2007. The Rights Plan was not adopted in response to any proposal to acquire control of the Corporation. A discussion of the Shareholder Rights Plan can be found under the heading “Ratification of Shareholder Rights Plan”, and a summary of the Shareholder Rights Plan is attached to this Information Circular as Exhibit A. The terms of the Shareholder Rights Plan require that it be ratified by a resolution passed by a majority of the votes cast by the shareholders present or represented by proxy at the Meeting.
The Corporation’s current directors and executive officers beneficially hold 720,319 Shares, which represents 1.3 percent of the 55,201,779 outstanding Shares as of April 12, 2007. If the proposed shareholder ratification of the Shareholder Rights Plan is approved, the protection measures would apply to the Shares held by the Corporation’s directors, senior officers and other insiders.
Executive Officers and Directors
The Corporation’s executive officers are Daniel R. Titcomb as Chief Executive Officer and President, Juvenil T. Felix as Chief Operating Officer, James M. Roller as Chief Financial Officer and Treasurer, Lúcio Cardoso as Vice President of Operations, Adriano Nascimento as Vice President of Engineering and Exploration and Robert J. Lloyd as Secretary. Robert Jackson was the Executive Vice President for Corporate Development until August 31, 2006.
For the identities of the nominees (the “Nominees”) to the board of directors of the Corporation (the “Board”) and their beneficial ownership of shares and stock options, see “Election of Directors, Nominees to the Board.” For information concerning stock options and Shares held by named executive officers, see “Statement of Executive Compensation”. See “Interest of Informed Persons in Material Transactions” below concerning certain other

3

individuals who have received stock options and who own Shares. For further details on the proposed amendments to the Stock Option Plan, see “Amendments to Stock Option Plan” under “Particulars of Matters to be Acted Upon”. For further details on the proposed ratification of the Shareholder Rights Plan, see “Ratification of Shareholder Rights Plan” under “Particulars of Matters to be Acted Upon”.
VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF
The authorized capital of the Corporation consists of an unlimited number of Shares. As of April 12, 2007, the Corporation has issued and outstanding 55,201,779 Shares, with each Share carrying the right to one vote. The Corporation has obtained a list of all persons who are registered holders of Shares at the close of business on March 26, 2007 (the “Record Date”) and the number of Shares registered in the name of each person on that date. As at the Record Date, the Corporation had 50,527,686 Shares issued and outstanding. Each shareholder registered on the list of shareholders of the Corporation as at the close of business on the Record Date will be entitled to receive notice of the Meeting and will be entitled to one vote at the Meeting for each Share registered in his name as it appears on the list except to the extent that any such shareholder has transferred any of his Shares after the Record Date and the transferee of those Shares produces properly endorsed Share certificates or otherwise establishes that he owns the Shares and demands, not later than the time at which the Meeting commences, that his name be included in the list. In such case the transferee will be entitled to vote his Shares at the Meeting.
To the best of the knowledge of the directors and officers of the Corporation, no person or company beneficially owns or exercises control or direction over securities carrying more than 10 percent of the voting rights attached to all classes of outstanding voting securities of the Corporation, as of April 12, 2007.
ELECTION OF DIRECTORS
At the Meeting, shareholders will be asked to re-elect the current seven directors to the Board.
The persons named in the enclosed form of proxy intend to vote for the election of the Nominees. Management does not contemplate that any of the Nominees will be unable to serve as a director, but, if that should occur for any reason prior to the Meeting, the persons named in the accompanying form of proxy reserve the right to vote for another person as a director in their discretion unless authority to vote in the election of directors is withheld. Each director elected will hold office until the close of business at the next annual meeting of the shareholders of the Corporation or until his successor is elected or appointed.
The table below sets forth (i) the names of the seven Nominees, (ii) their present principal occupations, businesses or employments and, for each Nominee not employed by the Corporation, the name and principal business of any such company that employs such Nominee, (iii) the province or state and country where they reside, (iv) all major positions and offices with the Corporation now held by each of them, including committees on which they serve, (v) the periods of their service as directors of the Corporation and (vi) as of April 12, 2007, the number of voting securities of the Corporation or any subsidiary of the Corporation beneficially owned, directly or indirectly, or over which control or direction by each of them is exercised.

4

Nominees to the Board

Name, Principal Occupation (and Company if other than the	Position(s) with		Shares Beneficially Owned,
Corporation) and Province/State and Country of Residence	the Corporation	Director Since	Controlled or Directed (1)
Andrew C. Burns (2)	Director	August 6, 2004	222,500 stock options
Independent business consultant Ontario, Canada

Gilmour Clausen (3)(4)(5) President and CEO, Augusta Resource Corporation Colorado, USA	Director	May 12, 2005	180,000 stock options

William E. Dow (3) Retired Actuary, formerly with Aetna Life & Casualty	Director	June 4, 2004	21,483 Shares 180,000 stock options
Connecticut, USA

Juvenil T. Felix (6) Chief Operating Officer of the Corporation	Director and Chief Operating	June 6, 2003	78,259 Shares 535,000 stock options
President and CEO of IMS	Officer
Minas Gerais, Brazil

Gary E. German (2)(5)(7) President, Falcon Strategy and Management Co.	Director and Chairman	September 26, 2003	360,000 stock options
Ontario, Canada

Anthony F. Griffiths (2)(3)(7) Independent business consultant	Director	May 20, 2004	59,675 Shares 230,000 stock options
Ontario, Canada

Daniel R. Titcomb Chief Executive Officer and President of the	Director, Chief Executive Officer	June 6, 2003	173,097 Shares 279,900 Shares (8)
Corporation	and President		670,000 stock options
New Hampshire, USA

(1)	The information as to Shares beneficially owned, controlled or directed, not being within the knowledge of the Corporation, has been furnished by the respective Nominees individually. The number of stock options set forth in this column does not include the 610,000 stock options that were granted in March 2007 to the Corporation’s directors which are contingent upon shareholder approval of the proposed increased in Shares reserved for issuance under the Stock Option Plan as described herein.

(2)	Member of the Audit Committee. Mr. Burns is Chairman of the Audit Committee.

(3)	Member of the Corporate Governance Committee. Mr. Dow is Chairman of the Corporate Governance Committee.

(4)	Mr. Clausen is a resident Canadian within the meaning of the Business Corporations Act (Ontario).

(5)	Member of the Health, Safety and Environmental Committee. Mr. Clausen is Chairman of the Health, Safety and Environmental Committee.

(6)	Mr. Felix is the President and Chief Executive Officer of IMS Engenharia Mineral Ltda., as successor to IMS Empreendimentos Ltda.(as the context may require, “IMS”), which owns 4,500,000 Shares.

(7)	Member of the Compensation Committee. Mr. Griffiths is Chairman of the Compensation Committee.

(8)	Held by the Dow-Titcomb Irrevocable Family Trusts (the “Titcomb Trusts”) of which Mr. Titcomb is a Trustee with sole authority to vote the Shares held by the Titcomb Trusts.
Except as set forth in the last two paragraphs of this section, no Nominee is, as at the date of this Information Circular, or has been within ten years before the date of this Information Circular, a director or executive officer of any company that, while that person was acting in that capacity:
(i)	was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than thirty consecutive days;

(ii)	was subject to an event that resulted, after the director or executive officer ceased to be a director or executive

5

officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than thirty consecutive days; or

(iii)	within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its.
Further, no Nominee has within the ten years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the Nominee.
Messrs. Dow and Titcomb are directors of Brazilian Resources, Inc. (“Brazilian”), Mr. Dow is Chairman of Brazilian and Mr. Griffiths was a director of Brazilian until June 29, 2005. (Mr. Titcomb was President and Chief Executive Officer of Brazilian until April 1, 2006.) The Ontario Securities Commission issued a temporary cease trading order against Brazilian on May 10, 2006 because of its late filing of annual financial statements and management discussion and analysis for the year ended December 31, 2005. Brazilian filed such financial statements and management discussion and analysis on May 19, 2006, and the Ontario Securities Commission lifted the temporary cease trade order on May 24, 2006. The Ontario Securities Commission issued a cease trade order against Brazilian on December 6, 2005 because of its late filing of interim financial statements and management discussion and analysis for the quarter ended September 30, 2005. Brazilian filed such financial statements and management discussion and analysis on January 5, 2006, and the Ontario Securities Commission lifted the cease trade order on January 17, 2006. The TSX-V suspended trading in Brazilian as a result of a cease trade order issued by the British Columbia Securities Commission on June 30, 2003 due to the late filing of financial statements. Brazilian subsequently filed the financial statements with the appropriate regulatory authorities. This cease trade order was lifted by the British Columbia Securities Commission on July 8, 2003, and by the Ontario Securities Commission on July 29, 2003. A temporary cease trading order was issued by the Ontario Securities Commission on June 10, 2001 for Brazilian relating to management and insiders. This order was rescinded on July 30, 2001.
Mr. Griffiths was formerly a director of Consumers Packaging Inc. while it operated under the protection of the Companies’ Creditors Arrangement Act (Canada) (“CCAA”). During the protection period, cease trade orders were issued against management and insiders due to the failure to file financial statements. Mr. Griffiths was also a director of Consumers Packaging Inc. when it was placed in liquidation under the protection of the CCAA (2001). Until 2004 Mr. Griffiths was a director of Slater Steel Inc., which is operating under the protection of the CCAA in an orderly wind-down. PricewaterhouseCoopers was appointed receiver without security of all of the company’s property, assets and undertakings (2004).

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STATEMENT OF EXECUTIVE COMPENSATION
The purpose of this section is to describe the compensation of “Named Executive Officers” for the 2006 financial year as required by Form 51-102F6 under National Instrument 51-102. Messrs. Titcomb, Felix, Roller, Cardoso and Nascimento are all of the Named Executive Officers for that year. The following table sets forth all annual and long-term compensation for Named Executive Officers during 2004, 2005 and 2006.
Summary Compensation Table

		Annual								Long-Term
		Compensation								Compensation
Name and										Securities Under	Restricted
Principal								Other Annual		Options Granted	Securities	LTIP	All Other
Position	Year	Salary			Bonus			Compensation		(#)	or Units	Pay-outs	Compensation
Daniel R. Titcomb,	2006	Cdn.$350,000				—	(1)	—	(2)	260,000 (3)	Nil	Nil	US$	23,626	(4)
Chief Executive	2005	Cdn.$350,000			Nil			—	(2)	107,604	Nil	Nil		Cdn.$8,708	(4)
Officer and President	2004	Cdn.$243,750			Nil			—	(2)	167,396	Nil	Nil		Cdn.$1,402	(4)

Juvenil T. Felix,	2006	US$	220,000	(5)		—	(1)	—	(2)	260,000 (3)	Nil	Nil		Nil
Chief Operating Officer	2005	US$	220,000	(5)	Nil			—	(2)	75,000	Nil	Nil		Nil
	2004	Cdn.$220,000			Nil			—	(2)	200,000	Nil	Nil		Nil

James M. Roller,	2006	US$	150,000		US$	8,398	(1)	—	(2)	200,000	Nil	Nil	US$	19,692	(4)
Chief Financial Officer	2005	US$	130,000	(6)	US$	1,200		—	(2)	60,000	Nil	Nil		Cdn.$3,604	(4)
	2004		N/A			N/A		N/A		N/A	N/A	N/A		N/A

Lúcio Cardoso,	2006	US$	190,000	(7)		—	(1)	—	(2)	200,000	Nil	Nil		Nil
Vice President of Operations	2005	US$	190,000	(7)	Nil			—	(2)	60,000	Nil	Nil		Nil
	2004		N/A	(7)		N/A		—	(2)	0	Nil	Nil		Nil

Adriano Nascimento,	2006	US$	165,000	(7)		—	(1)	—	(2)	200,000	Nil	Nil	Cdn.$66,000(8)
Vice President of	2005	US$	165,000	(7)	Nil			—	(2)	60,000	Nil	Nil		Nil
Engineering and Exploration	2004		N/A	(7)		N/A		—	(2)	0	Nil	Nil		Nil

(1)	A bonus or additional bonus, as the case may be, of yet determined amount may have been earned in 2006 for Messrs. Titcomb, Felix, Roller, Cardoso and Nascimento pursuant to achieving performance standards established for each officer. See “Termination of Employment, Change in Responsibilities and Employment Contracts”.

(2)	The cost of personal benefits that were not furnished to all other employees was less than $50,000 and 10 percent of salary.

(3)	The number of stock options listed in this table for each of Messrs. Titcomb and Felix with respect to 2006 includes 140,000 stock options granted to each such executive officer, respectively, in his capacity as a director of the Corporation. See “Compensation of Directors.”

(4)	In 2004, this amount is the premium for a term life insurance policy. In 2005, this amount includes the premium for a term life insurance policy (Cdn.$1,202 for Mr. Titcomb and Cdn.$1,119 for Mr. Roller) and an employer’s contribution to the officer’s account in the Jaguar 401K savings plan (Cdn.$7,506 for Mr. Titcomb and Cdn.$2,504 for Mr. Roller). In 2006, this amount includes the premium for certain officers’ term life insurance policy (US$2,427 for Mr. Titcomb and US$1,563 for Mr. Roller), the premium for certain officers’ disability life insurance policy (US$9,009 for Mr. Titcomb and US$3,740 for Mr. Roller), an employer’s contribution to the officer’s account in the Jaguar 401K savings plan (US$4,590 for Mr. Titcomb and US$3,789 for Mr. Roller), an employer’s contribution to certain officers’ health savings account (US$3,000 for Mr. Titcomb and US$2,200 for Mr. Roller) and an automobile allowance for certain officers (US$4,600 for Mr. Titcomb and US$8,400 for Mr. Roller) .

(5)	Employer obligations for Mr. Felix have shifted from the Corporation to IMS for administrative and tax reasons effective as of January 1, 2005, but he continues to serve as Chief Operating Officer of the Corporation.

(6)	This amount includes US$21,667 received by Mr. Roller as employment compensation prior to March 1, 2005, when Mr. Roller became Chief Financial Officer.

(7)	IMS provides the compensation and other employer obligations to Messrs. Cardoso and Nascimento for administrative and tax reasons. The services agreement between IMS and the Corporation did not specify a salary for Mr. Cardoso or Mr. Nascimento for 2004.

(8)	In 2006, Mr. Nascimento received a benefit in the form of Cdn.$66,000 for the purpose of applying such amount towards the exercise of 25,000 of Mr. Nascimento’s stock options.

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Option Grants During the Most Recently Completed Financial Year

		% of Total Options		Market Value of
		Granted to		Shares Underlying
	Shares under Option	Employees in		Options on Date of
Name	Granted(1)	Financial Year	Exercise Price/ Share	Grant	Expiry Date
Daniel R. Titcomb	260,000(2)	12.71%	130,000 at Cdn.$5.47	130,000 at Cdn.$5.47	130,000 on
					May 10, 2011

			130,000 at Cdn.$6.40	130,000 at Cdn.$6.40	130,000 on November 30, 2011

Juvenil T. Felix	260,000(2)	12.71%	130,000 at Cdn.$5.47	130,000 at Cdn.$5.47	130,000 on
					May 10, 2011

			130,000 at Cdn.$6.40	130,000 at Cdn.$6.40	130,000 on November 30, 2011

James M. Roller	200,000	9.78%	100,000 at Cdn.$5.47	100,000 at Cdn.$5.47	100,000 on
					May 10, 2011

			100,000 at Cdn.$6.40	100,000 at Cdn.$6.40	100,000 on November 30, 2011

Lúcio Cardoso	200,000	9.78%	100,000 at Cdn.$5.47	100,000 at Cdn.$5.47	100,000 on
					May 10, 2011

			100,000 at Cdn.$6.40	100,000 at Cdn.$6.40	100,000 on November 30, 2011

Adriano Nascimento	200,000	9.78%	100,000 at Cdn.$5.47	100,000 at Cdn.$5.47	100,000 on
					May 10, 2011

			100,000 at Cdn.$6.40	100,000 at Cdn.$6.40	100,000 on November 30, 2011

(1)	The Corporation has not issued SARs.

(2)	The number of stock options listed in this table for each of Messrs. Titcomb and Felix includes 140,000 stock options granted to each such executive officer, respectively, in his capacity as a director of the Corporation. See “Compensation of Directors.”
Aggregated Option Exercises During the Most Recently Completed Financial Year
and Financial Year End Option Values

			Unexercised
			Options/SARs(1)	Value of Unexercised
			at Financial	In-the-money Options at
			Year End	Financial Year End
	Shares Acquired on	Aggregate Value	Exercisable/	Exercisable/
Name	Exercise	Realized	Unexercisable	Unexercisable
Daniel R. Titcomb	127,542	Cdn.$631,333	630,000 exercisable	Cdn.$1,475,182 exercisable
			40,000 unexercisable	Cdn.$109,600 unexercisable
Juvenil T. Felix	209,231	Cdn.$1,256,903	495,000 exercisable	Cdn.$909,700 exercisable
			40,000 unexercisable	Cdn.$109,600 unexercisable
James M. Roller	11,737	Cdn.$66,901	350,000 exercisable	Cdn.$605,400 exercisable
			0 unexercisable	Cdn.$0 unexercisable
Lúcio Cardoso	149,845	Cdn.$896,166	260,000 exercisable	Cdn.$370,200 exercisable
			0 unexercisable	Cdn.$0 unexercisable
Adriano Nascimento	89,188	Cdn.$472,939	260,000 exercisable	Cdn.$370,200 exercisable
			0 unexercisable	Cdn.$0 unexercisable

(1)	The Corporation has not issued SARs.

8

Termination of Employment, Change in Responsibilities and Employment Contracts
The Corporation has entered into the following contractual arrangements with Messrs. Titcomb, Felix, Roller, Cardoso and Nascimento.
Offices and Salary
Effective October 1, 2003, the Corporation entered into a written employment agreement with Daniel R. Titcomb to serve as Chief Executive Officer and President of the Corporation. The agreement entitled Mr. Titcomb to an annual salary and consideration for subsequent annual increases in base salary consistent with comparable companies and industry practice. In 2006, Mr. Titcomb’s annual salary was Cdn.$350,000.
Effective October 1, 2003, the Corporation entered into a written employment agreement with Juvenil T. Felix to serve as Chief Operating Officer of the Corporation. For administrative and tax reasons, the Corporation and Mr. Felix have shifted the employer responsibilities from the Corporation to IMS through a restatement of the services agreement between the Corporation and IMS, which will continue to require Mr. Felix to serve as Chief Operating Officer of the Corporation. The restated services agreement also addresses the terms of employment for Messrs. Cardoso and Nascimento. The restated services agreement has an effective date of January 1, 2005. See “Management Contracts”.
Effective March 1, 2005, the Corporation entered into a written employment with James M. Roller to serve as Chief Financial Officer of the Corporation. The agreement entitled Mr. Roller to an annual salary and consideration for subsequent annual increases in base salary consistent with comparable companies and industry practice. In 2006, Mr. Roller’s annual salary was US$150,000.
Effective October 1, 2003, the Corporation entered into a written agreement with Robert W. Jackson to serve as Executive Vice President for Corporate Development of the Corporation. The agreement entitled Mr. Jackson to an annual salary of Cdn.$180,000 (based on a four day work week with a proportional increase for additional days worked) in 2005, and consideration for subsequent annual increases in base salary consistent with comparable companies and industry practice. Mr. Jackson resigned from his position with the Corporation effective August 31, 2006 and did not meet the definition of a Named Executive Officer for 2006.
Bonus
Pursuant to its compensation practices, the Corporation will be considering whether Messrs. Titcomb, Felix, Roller, Cardoso and Nascimento have earned performance-based bonuses for 2006 that will be paid in 2007. Mr. Roller was paid bonuses in 2005 and 2006 as set forth in the Summary Compensation Table above.
Stock Options
Under their respective employment agreements with the Corporation, Messrs. Titcomb and Felix were each entitled to receive 200,000 stock options during the term of such agreements, which stock options have been granted as of the date hereof. Messrs. Titcomb and Felix may be granted additional stock options from time to time as determined by the Board upon recommendations by the Corporation’s Compensation Committee. Each of Messrs. Titcomb and Felix received 120,000 stock options in 2006 in their capacities as executive officers of the Corporation, half of which were granted on May 11, 2006 and the remainder of which were granted on December 1, 2006, which options vested as the time of grant, respectively. Messrs. Titcomb and Felix also each received 140,000 stock options in 2006 in their capacity as Directors of the Corporation – see “Compensation of Directors”, below.
Under his employment agreement with the Corporation, Mr. Roller may be granted stock options from time to time as determined by the Board upon recommendations by the Corporation’s Compensation Committee. Mr. Roller received 200,000 stock options in 2006, half of which were granted on May 11, 2006, and the remainder of which were granted on December 1, 2006, which options vested as the time of grant, respectively.

9

In March 2007, the Corporation granted to the Corporation’s directors and executive officers a total of 1,010,000 stock options which are contingent upon shareholder approval of the proposed increased in Shares reserved for issuance under the Stock Option Plan as described in “Amendments to Stock Option Plan” under “Particulars of Matters to be Acted Upon” below.
Benefits
Each of Messrs. Titcomb and Roller is entitled to receive other benefits during the term of employment including health, dental and vision insurance, an automobile allowance, vacation, sick leave, term life insurance equal to three times base salary and disability insurance.
Contractual Terms
Each of the employment agreements described above provides that on (i) termination without cause (whether actual or constructive), (ii) a change in control of the Corporation or (iii) expiration of the agreement without renewal by the Corporation, such executives will be entitled to (A) base salary to the date of termination and a pro rated bonus, (B) in the case of Mr. Titcomb, a single payment of 200 percent of the sum of annual salary plus bonus and in the case of Mr. Roller, a single payment of 100 percent of the sum of annual salary plus bonus (bonus being calculated at the highest of the current and preceding two years), (C) continued participation in all applicable employee benefit programs for up to twenty-four months for Mr. Titcomb and up to twelve months for Mr. Roller, (D) if the foregoing payment is determined to constitute a “parachute payment” under Section 280G of the United States Internal Revenue Code, an additional gross up payment to compensate for the excise tax on the payment, and (E) all stock options, whether or not they have become vested on or prior to the date of termination, change of control or expiration (if allowed by applicable law and regulations). Each employment agreement provides that upon (i) termination for cause, (ii) voluntary termination, or (iii) the Corporation ceasing to produce gold or conduct a substantial business, the above-described severance payments (other than base salary through the date of termination) will not be made. All of the employment agreements described above state that, with certain exceptions, the executive agrees not to disclose or use any trade secrets or proprietary or confidential information obtained during the course of employment, or to solicit employees of the Corporation for a certain period of time after employment has ended.
The restated services agreement between the Corporation and IMS described above contains similar provisions to those described above, except for item (C), in connection with the Chief Operating Officer services to be provided by Mr. Felix through IMS.
Composition of Compensation Committee
The Compensation Committee is comprised of two independent directors, Messrs. Gary E. German and Anthony F. Griffiths. Mr. Griffiths is the Chairman of the Compensation Committee. For additional details regarding the Compensation Committee, see “Board Committees – Compensation Committee” under “Corporate Governance Disclosure.”
Report on Executive Compensation
The policy of the Corporation is to compensate its executives in a manner in keeping with current industry practice for companies of similar size and stature sufficient to attract and retain well qualified and experienced individuals but not to pay excessively. The Board administers the Corporation’s executive compensation policy with advice from the Compensation Committee.
The Corporation’s compensation policy is based on cash compensation and incentive stock options. The Corporation assigns equal weight to cash and incentive stock option compensation. Cash compensation includes base salary and performance bonus components, with an executive performance bonus being awarded only if the Corporation meets certain goals generally and the executive specifically. The Corporation considers the number of outstanding stock options in determining how many new options it will grant.

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The amount of the salary, performance bonus and stock option compensation for each executive officer of the Corporation is recommended by the Compensation Committee and approved by the Board. The Compensation Committee emphasizes pay for performance. The Compensation Committee reviews industry standards and considers the recommendations of the consultants in developing compensation recommendations for executive officers.
In 2003, the Corporation prepared a report based on its survey of public information about companies of similar size and stature for the purpose of determining compensation for executives. After consideration of that report, the Compensation Committee recommended amounts the Corporation might pay to its executives. No member of the Compensation Committee dissented from the recommendations. The amounts and other terms and conditions of compensation arrangements with executives were approved by the Board. In 2005, the Compensation Committee retained 3XCD Inc., compensation consultants, to review the compensation of the Corporation’s executive officers.
3XCD Inc. made recommendations for the 2006 base salary compensation of the executive officers of the Corporation based on market compensation base salaries determined by comparative benchmarking with companies of equivalent size, complexity, and business direction using a 2004 peer group. The report recommended a modification of the peer group in 2007 and a reevaluation of base salary in mid-2007. With respect to cash bonuses, 3XCD Inc. recommended that the Corporation develop a set of performance criteria for assessing each executive officer. The Compensation Committee established such criteria, which were accepted by the Board of Directors. In the case of cash bonus compensation of the President and Chief Executive Officer of the Corporation, the criteria include qualitative, financial and timeliness of projects components. The Compensation Committee is examining the executive officers’ performance in 2006 based on the criteria in order to determine whether the payment of cash bonuses (or an additional cash bonus, in the case of Mr. Roller) is warranted.
During 2006, Mr. Titcomb’s annual base salary was Cdn.$350,000, Mr. Felix’s annual base salary was US$220,000, Mr. Roller’s annual base salary was US$150,000, Mr. Cardoso’s annual base salary was US$190,000 and Mr. Nascimento’s annual base salary was US$165,000. Stock options were granted to such officers as set forth in the Summary Compensation Table, above.
Mr. Jackson’s contract entitled him to Cdn.$150,000 in salary in 2006 prior to his resignation on August 31, 2006.

11

Performance Graph
The following graph and table compare the total cumulative shareholder return for Cdn.$100 invested in Shares of the Corporation on October 16, 2003, the date on which the Shares began trading on the TSX Venture Exchange, with the cumulative total return of the S&P/TSX Composite and S&P/TSX Composite Gold (Subindustry) Indices.

	Oct. 16,	Dec. 31,	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,	June 30,	Sept. 30,	Dec. 31,
	2003	2003	2004	2004	2004	2004	2005	2005	2005	2005	2006	2006	2006	2006
Jaguar Mining Inc.	100	113	189	138	108	121	138	116	111	131	190	153	153	226
S&P/TSX Composite Index	100	106	111	111	113	121	127	131	146	151	163	157	160	177
S&P/TSX Composite Gold (Subindustry Index)	100	117	118	102	110	107	101	105	115	130	149	150	145	167

12

Compensation of Directors
The Corporation compensates directors annually, pursuant to a written policy, by paying cash fees. As of May 11, 2006, the Corporation updated its director compensation policy based on recommendations from an independent compensation consultant, 3XCD Inc., and the Compensation Committee. The Corporation also compensates its Directors by granting stock options in accordance with the Stock Option Plan.
Directors with a written employment agreement with the Corporation are not paid a cash fee for service as a director in addition to what they are provided in their employment agreements. Currently, and since the date of their respective appointments as Directors (see “Nominees to the Board”), the only Directors eligible for cash fees for their services as directors and the only Nominees entitled to cash compensation from the Meeting Date and until the next meeting of the shareholders at which directors are elected, are Messrs. German, Griffiths, Dow, Burns and Clausen.
Pursuant to the current policy for cash fees, directors are paid at an annual rate equal to Cdn.$26,000 and the Chairman is entitled to an additional Cdn.$10,000. Mr. German is the Chairman of the Board.
In addition, under the new director compensation policy, (i) directors serving on the Corporation’s Audit Committee, Compensation Committee and Corporate Governance Committee are paid Cdn.$5,000 annually, and the Chairman of each such committee receives an additional Cdn.$5,000 annually, and (ii) directors serving on the Corporation’s Health, Safety and Environmental Committee are paid Cdn.$2,000 annually and the Chairman of the Health, Safety and Environmental Committee receives an additional Cdn.$2,000 annually. All compensation described in this paragraph and the preceding paragraph is paid on a quarterly basis. Chairmen were appointed as of May 11, 2006 and their compensation as chairmen commenced as of such date, except that Mr. Dow was appointed chairman of the Corporate Governance Committee as of November 7, 2006 and therefore his compensation as chairman of the Corporate Governance Committee commenced as of November 7, 2006.
Directors are reimbursed for their out-of-pocket expenses incurred on behalf of the Corporation.
In 2006, for their services as directors, (a) Mr. German was paid Cdn.$39,920, (b) Mr. Burns was paid Cdn.$29,450, (c) Mr. Clausen was paid Cdn.$30,050, (d) Mr. Dow was paid Cdn.$26,740, and (e) Mr. Griffiths was paid Cdn.$38,590.
Directors are eligible to participate in the Corporation’s Stock Option Plan. In 2006, the directors were granted stock options for their services as directors as follows:

	Shares Under Options			Market Value of Shares
Name	Granted		Exercise Price/ Share	on Date of Grant	Expiry Date
Andrew C. Burns	140,000		70,000 at Cdn.$5.47	70,000 at Cdn.$5.47	70,000 on May 10, 2011
			70,000 at Cdn.$6.40	70,000 at Cdn.$6.40	70,000 on Nov. 30, 2011

Gilmour Clausen	140,000		70,000 at Cdn.$5.47	70,000 at Cdn.$5.47	70,000 on May 10, 2011
			70,000 at Cdn.$6.40	70,000 at Cdn.$6.40	70,000 on Nov. 30, 2011

William E. Dow	140,000		70,000 at Cdn.$5.47	70,000 at Cdn.$5.47	70,000 on May 10, 2011
			70,000 at Cdn.$6.40	70,000 at Cdn.$6.40	70,000 on Nov. 30, 2011

Juvenil T. Felix	140,000	(1)	70,000 at Cdn.$5.47	70,000 at Cdn.$5.47	70,000 on May 10, 2011
			70,000 at Cdn.$6.40	70,000 at Cdn.$6.40	70,000 on Nov. 30, 2011

Gary E. German	140,000		70,000 at Cdn.$5.47	70,000 at Cdn.$5.47	70,000 on May 10, 2011
			70,000 at Cdn.$6.40	70,000 at Cdn.$6.40	70,000 on Nov. 30, 2011

Anthony F. Griffiths	140,000		70,000 at Cdn.$5.47	70,000 at Cdn.$5.47	70,000 on May 10, 2011
			70,000 at Cdn.$6.40	70,000 at Cdn.$6.40	70,000 on Nov. 30, 2011

Daniel R. Titcomb	140,000	(1)	70,000 at Cdn.$5.47	70,000 at Cdn.$5.47	70,000 on May 10, 2011
			70,000 at Cdn.$6.40	70,000 at Cdn.$6.40	70,000 on Nov. 30, 2011

(1)	Excludes options granted as compensation pursuant to his Employment Agreement. See the Summary Compensation Table in “Statement of Executive Compensation”.

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In 2005, the Compensation Committee retained 3XCD Inc., compensation consultants, to review the compensation of the Corporation’s Board. The Compensation Committee considered the consultants’ recommendations in formulating the policy for compensation of the Board.
In March 2007, the directors and executive officers were granted a total of 1,010,000 stock options that are contingent upon shareholder approval of the proposed increased in Shares reserved for issuance under the Stock Option Plan as described in “Amendments to Stock Option Plan” under “Particulars of Matters to be Acted Upon” below.
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS
Pursuant to the Corporation’s Stock Option Plan, the Corporation may grant stock options to its directors, officers, employees and consultants. As of December 31, 2006, a total of 7,752,604 stock options had been granted, of which 389,319 had expired. Of the stock options that had been granted as of such date, 2,094,285 stock options had been exercised. Therefore, as of December 31, 2006, a total of 636,715 stock options remained available for future issuance. As set forth under “Particulars of Matters to be Acted Upon – Amendments to Stock Option Plan”, the Board has approved and is requesting shareholders’ approval of amendments to the Stock Option Plan, including increasing the maximum shares issuable under the Stock Option Plan. In March 2007, the directors and executive officers were granted a total of 1,010,000 stock options that are contingent upon shareholder approval of such proposed increased in Shares reserved for issuance under the Stock Option Plan.
In addition, the Board has approved certain amendments to the Stock Option Plan for which no shareholder approval is required. In particular, changes have been made to (i) Sections 3 and 7 of the Stock Option Plan relating to vesting and termination provisions of options in certain scenarios, and (ii) Section 7 to clarify that financial assistance provided by the Board to optionees may include cashless exercises as described in clause (xiv) under “Particulars of Matters to be Acted Upon – Amendments to Stock Option Plan – Overview.” As set out in the TSX Notice, shareholder approval is not required for stock option plan amendments that are of a housekeeping nature, relate to changes in vesting or termination provisions or allow for cashless exercise, therefore none of the amendments described in this paragraph require shareholder approval.
The following table sets forth information concerning the Stock Option Plan as of December 31, 2006:

Number of Shares
	Number of Shares to be issued			remaining available for
	upon exercise of outstanding		Weighted average exercise	future issuance under Stock
Plan Category	options, warrants and rights		price of outstanding options	Option Plan
Stock Option Plan (previously approved by shareholders)(1)	5,269,000	(2)	Cdn.$4.69	636,715

(1)	The Corporation has no equity compensation plan other than its stock option plan.

(2)	This number is the maximum number of Shares that could be issued upon the exercise of all stock options outstanding as of December 31, 2006. The actual number of Shares issued upon the exercise of stock options would be less if such Shares are issued pursuant to the Corporation’s cashless exercise program.

This number does not include 1,010,000 stock options granted to the directors and executive officers of the Corporation in March 2007 that are contingent upon shareholder approval of the proposed increased in Shares reserved for issuance under the Stock Option Plan described herein.
INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND OTHERS
There is currently no indebtedness of any of the Corporation’s directors or officers, or any associate of any such director or officer, to the Corporation or any of its subsidiaries other than indebtedness of Brazilian Resources, Inc. to the Corporation, which is described below in “Interests of Informed Persons in Material Transactions.” No indebtedness of the Corporation’s directors or officers, or any associate of such director or officer, to another entity has been the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding of the Corporation or any of its subsidiaries.

14

No (i) executive officer, director or Nominee of the Corporation, (ii) associate of an executive officer, director or Nominee, or (iii) former executive officer, director or employee of the Corporation, was indebted to the Corporation at any time during the last completed financial year of the Corporation or as of the date of this Information Circular.
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS
Except as described below, there are no material interests, direct or indirect, in any transactions since the commencement of the Corporation’s last completed financial year, or any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries of (i) directors or executive officers of the Corporation, (ii) Nominees, (iii) any shareholder who beneficially owns more than 10 percent of the Shares, or a director or executive officer of such greater than 10 percent shareholder or (iv) any known associate or affiliate of any such persons.
The Corporation entered into a loan agreement with Brazilian dated October 1, 2003, whereby the Corporation made loans to Brazilian in an aggregate amount of US$800,000 at 5 percent interest per annum payable in full (principal plus accrued interest) in a single payment on December 31, 2006. The loan was used as part of a plan that renegotiated debt of Brazilian. As security for the loan, Brazilian pledged 500,000 of its Shares. Brazilian also granted to the Corporation a first option to purchase all of Brazilian’s interest in a gold property situated in Brazil. Brazilian made a loan principal payment of US$200,000 to the Corporation on August 2, 2006 and the balance of the loan was paid in full in December 2006, at which time the pledged Shares were released. Brazilian is a founding shareholder of the Corporation and, as of April 12, 2007, held 6.9 percent of the outstanding shares of the Corporation. Daniel R. Titcomb, the President and Chief Executive Officer of the Corporation, and William E. Dow, a director of the Corporation, are also directors of Brazilian. Robert J. Lloyd, the Secretary of the Corporation, is the President and Chief Executive Officer of Brazilian and a director of Brazilian. Together, these officers and directors own or have the right to vote 10.2 percent of the outstanding shares of Brazilian as of April 12, 2007.
The Corporation occupies space owned by Brazilian and pays Brazilian for a share of occupancy and overhead expenses. IMS provides management services to MSOL pursuant to an agreement. See “Management Contracts”, below, for more information.
In 2006, the Corporation awarded stock options to certain individuals who are principals and employees of IMS and have provided services to the Corporation pursuant to the Corporation’s agreement with IMS. See “Management Contracts,” below. The IMS principals who received stock options in 2006 include Messrs. Felix, Cardoso and Nascimento, each of whom is an executive officer of the Corporation. In his capacity as Chief Operating Officer and a director of the Corporation, Mr. Felix received 260,000 stock options in 2006, half of which were granted on May 11, 2006 and the remainder of which were granted on December 1, 2006, which options vested as the time of grant. In their capacities as executive officers of the Corporation, Messrs. Cardoso and Nascimento each received 200,000 stock options in 2006, half of which were granted on May 11, 2006 and the remainder of which were granted on December 1, 2006, respectively.
With increased activities in the mineral sector, used equipment has become less available. The Corporation’s subsidiary, Mineração Serras do Oeste Ltda. (“MSOL”), on behalf of the Corporation, has pursued several opportunities to provide for its mid- and long-term equipment needs, including entering a loan agreement with Prometálica Mineração Ltda. (“Prometálica”), a base metal company. A loan from MSOL to Prometálica allowed Prometálica to purchase processing equipment and properties it had under contract. During the third and fourth quarter of 2005, Prometálica repaid substantially all of the principal amount of such loan. Commencing on January 1, 2006, the interest rate on the loan was adjusted to the monthly CDI rate in Brazil. On March 20, 2006, the Corporation entered into an agreement with Prometálica whereby the Corporation agreed to exchange the amount receivable from Prometálica for a 1.5 percent Net Smelter Royalty (“NSR”) in Prometálica’s Monte Cristo project for a term of 4.5 years, which is the expected life of the project. As part of such agreement, the Corporation agreed to place a moratorium on interest accruing on the loan during the fourth quarter of 2005. Also as part of such agreement, the Corporation accepted a transfer of certain mining equipment from Prometálica in the third quarter of 2006 as

15

partial payment on the loan. The mining equipment transferred was appraised by an independent engineering firm and it was valued at US$327,000. Prometálica has the right to buy out the NSR for the amount of 3,500,000 Reais (approximately US$1,600,000 as at December 31, 2006), which right has not yet been exercised. The last date on which such right may be exercised has been extended from December 31, 2006 to September 30, 2007. Prometálica’s controlling shareholders are Brazilian and IMS, the founding shareholders of the Corporation. IMS holds 8.2 percent of the outstanding shares of the Corporation as of April 12, 2007, and Juvenil Felix, Chief Operating Officer of the Corporation, is the President and Chief Executive Officer of IMS.
APPOINTMENT OF AUDITOR
Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the reappointment of KPMG LLP, Chartered Accountants, as auditors of the Corporation, and to authorize the directors to fix their remuneration. KPMG has acted as the Corporation’s auditors since March 2002. To be effective, such resolution must be approved by the affirmative votes of a majority of the votes cast on the matter at the Meeting.
MANAGEMENT CONTRACTS
The day to day management of the Corporation’s operations in Brazil is conducted by IMS (Belo Horizonte, Minas Gerais, Brazil) pursuant to an Implementation and Operation Agreement. Under this agreement IMS has been responsible for, among other things, engagement and payment of employees, managing the Corporation’s development projects, organizing the appointment of management professionals, seeing to the payment of expenses, managing engineering projects and civil construction, managing the operation and upkeep of the Corporation’s processing facility and conducting early stage negotiations with third party equipment and service providers since March 2002. In return for its efforts, IMS receives a monthly fee. IMS’s fees totaled US$739,000 in 2006. IMS uses most of the monthly fee to compensate its employees providing services to the Corporation’s subsidiary in Brazil. In 2005 many IMS non-management employees became employees of the Corporation’s subsidiaries, and the Corporation and IMS have revised their agreement to adjust it for this change with an effective date of January 26, 2006. See “Interest of Informed Persons in Material Transactions” concerning IMS’s relationship with the Corporation.
Certain functions of the day to day management of the Corporation’s corporate offices in Concord, New Hampshire (USA) were previously conducted by Brazilian (Concord, New Hampshire (USA)) pursuant to a Management and Operation Agreement, which agreement terminated as of March 31, 2005. Under this agreement, Brazilian was responsible for, among other things, providing office space and office support staff to the Corporation, and assisting the Corporation in managing the development and implementation of a capital plan, marketing and promotion, management of financial affairs and record keeping, financial reporting, regulatory compliance, shareholder communication, and general management of the Corporation’s corporate capital and operational considerations. In return for its services, Brazilian received a monthly fee of US$20,000. Brazilian’s fees under the agreement totaled US$60,000 in 2005. The Corporation now has the resources and abilities to assume the functions that Brazilian had previously provided under the Management and Operation Agreement. The Corporation continues to pay Brazilian for jointly used offices and overhead as well as for consulting fees and administrative service charges. In 2006 the Corporation incurred a total of US$120,000 for occupancy fees and US$314,000 for consulting fees and administrative service charges. The Corporation has also made certain loans to Brazilian as described in “Interest of Informed Persons in Material Transactions.”
Brazilian and IMS are also parties to a voting agreement dated October 30, 2003, as amended on November 10, 2006, in which each party pledged to vote its shares in the Corporation at any shareholders meeting in identical fashion or forego its vote. Brazilian and IMS agreed to cast votes for the Board such that a representative from each of the Corporation and IMS will always be a member of the Board. The parties further agreed that neither will sell nor otherwise transfer more than 50 percent of its shares in the Corporation to any single party. This voting agreement, as amended, is irrevocable until October 31, 2008.

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PARTICULARS OF MATTERS TO BE ACTED UPON
Amendments to Stock Option Plan
Overview
As described below, the Corporation is proposing the following three amendments to the Stock Option Plan:
(a)	to extend the expiry date of any option outstanding under the Stock Option Plan in the event the option would otherwise expire during or within 10 business days following the period in which trading of securities of the Corporation by the option holder is restricted pursuant to (i) securities regulatory requirements, (ii) the Corporation’s written policies, or (iii) a trading blackout imposed on the optionholder by the Corporation, to the date that is the tenth business day following the date of expiry of such period (the “Blackout Period”);

(b)	to specify the types of amendments to the provisions of either the Stock Option Plan or outstanding options granted thereunder that require and do not require shareholder approval; and

(c)	to increase the number of Shares reserved for issuance under the Stock Option Plan from 8,000,000 to 10,500,000.
The first two amendments described above are being sought in order to comply with the rules proposed by the TSX Notice. The Corporation proposes an amendment to the Stock Option Plan to increase the number of Shares reserved for issuance pursuant to the Stock Option Plan by 2,500,000, to a total of 8,000,000 Shares reserved for issuance under the Stock Option Plan. The number of Shares has increased from 45,348,446 on March 31, 2006 to 55,201,779 as of April 12, 2007 in large part as a result of: (i) the recent issuance of 5,123,621 Shares pursuant to the early exercise program with respect to certain share purchase warrants, (ii) the issuance of 1,928,574 Shares pursuant to the exercise of various other warrants, (iii) the issuance of 2,156,250 Shares in connection with a private placement of units that closed on March 22, 2007, and (iv) the issuance of 644,888 Shares pursuant to the exercise of stock options. The proposed increase in the number of Shares available for issuance pursuant to the Stock Option Plan by 2,500,000 to a total of 10,500,000 Shares is the same number increase that was approved by the shareholders of the Corporation at the 2006 Shareholders Meeting when shareholders approved an increase from 5,500,000 to 8,000,000 Shares reserved for issuance under the Stock Option Plan. See “(c) Increase in Shares Reserved for Issuance” in “Amendments to the Stock Option Plan” below.
The Corporation is furnishing the following information concerning the Stock Option Plan in connection with the proposed amendments to the Stock Option Plan, as required by Section 613(d) of the TSX Company Manual, and the annual disclosure to shareholders required by Section 613(g) of such manual:
(i) The Stock Option Plan permits the granting of stock options to directors, officers and employees of, and consultants to, the Corporation and its subsidiaries.
(ii) Prior to the amendments referred to below, options to purchase an aggregate of 8,000,000 Shares were authorized for issuance pursuant to the Stock Option Plan. As of April 12, 2007, the Corporation has granted 7,752,604 of such authorized options, and 2,098,285 options have been exercised. The 7,752,604 shares issued or issuable upon exercise of the options equal 14.0 percent of the outstanding Shares as of April 12, 2007. This number does not include the 1,010,000 stock options that were granted to directors and executive officers of the Corporation in March 2007 that are contingent upon shareholder approval of such proposed increased in Shares reserved for issuance under the Stock Option Plan.

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On March 23, 2007, the Board approved an amendment to the Stock Option Plan, subject to regulatory and shareholder approval, to increase the number of Shares authorized for issuance by 2,500,000 Shares to a total of 10,500,000 Shares. This is the same number increase of Shares reserved for issuance under the Stock Option Plan as the number increase that was approved by the shareholders at the 2006 Shareholder Meeting. See “(c) Increase in Shares Reserved for Issuance” in “Amendments to the Stock Option Plan” below.
(iii) The Stock Option Plan sets the following limitations: (a) the number of Shares issued to insiders within a one year period may not exceed ten percent of the outstanding Shares, and (b) the number of Shares issued to any one insider or such insider’s associates within a one year period may not exceed five percent of the outstanding Shares.
(iv) The number of stock options that are reserved for issuance to any one person under the Stock Option Plan may not result in such person beneficially owning in excess of five percent of the outstanding Shares, which as of April 12, 2007, is 2,760,089 Shares.
(v) The exercise price for Shares issued upon exercise of the option is equal to the weighted average trading price of the Shares for the ten days immediately preceding the grant of the option on which trading occurred on the principal exchange on which the shares had been listed and posted for trading. The Shares are listed and traded on the TSX.
(vi – viii) The Corporation has no security purchase arrangement and no stock appreciation right plan.
(ix) In general, vesting requirements for options issued pursuant to the Stock Option Plan are left to the discretion of the Board. The Board frequently grants options to employees with a certain percentage vested upon grant and another percentage or percentages vesting upon later dates subject to continued employment of the employee. Vesting limitations of options granted to named executive officers granted during 2006 are set forth in the footnotes to the Table entitled “Option Grants During The Most Recent Completed Financial Year” in “Statement of Executive Compensation.” Under the Stock Option Plan, options issued to consultants performing investor relations activities must vest in stages over 12 months with no more than one quarter of the options vesting in any three month period.
(x) The maximum term of options granted pursuant to the Stock Option Plan is five years. The Board may in its discretion issue options with a term of less than five years.
(xi) Unless the grant is subject to vesting limitations established by the Board, an optionee’s entitlement to exercise the option will cease in only certain circumstances. Options granted to an optionee who is a director, senior officer, employee, management company employee or consultant of or to the Corporation expire ninety days after the optionee ceases to hold one of those positions, except that options granted to an optionee who is engaged in investment relations activities expire thirty days after the optionee ceases to be employed to provide such activities. Further, any options granted under the Stock Option Plan that are transferred by will or the law of descent and distribution are exercisable by a holder’s heirs or administrators for a period of only one year from the holder’s death.
(xii) Options granted pursuant to the Stock Option Plan may not be transferred by the holder except by will or the laws of descent and distribution and may be exercisable during the holder’s lifetime only by the holder. Options are only exercisable by a holder’s heirs or administrators for a period of one year after the holder’s death.
(xiii) By its terms the Stock Option Plan may be amended by the Board without the consent of the Shareholders, subject to the requirements of the TSX. The Corporation is proposing amendments to the Stock Option Plan that would describe a more detailed amendment procedure. See “Amendment Procedures” below.
(xiv) Under the terms of the Stock Option Plan, the Board in its discretion may provide financial assistance to participants to facilitate the exercise of options. The Board has adopted a policy to permit an optionee to direct that a number of the Shares issued pursuant to the exercised options be withheld as payment of the exercise price, with the net Shares issued to the optionee. The price of the Shares for that purpose is at the close of trading on the day

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of exercise of the options.
(xv) On March 23, 2007, the Corporation conditionally granted 1,010,000 stock options to the Corporation’s directors and executive officers, subject to shareholder approval at the Meeting of the proposed amendment to the Stock Option Plan to increase the number of Shares issuable thereunder.
Proposed Amendments to the Stock Option Plan
(a) Extension of Options Expiring During Trading Black-Out
Under the current terms of the Corporation’s Insider Trading Policy, directors, officers and certain employees of the Corporation are prohibited from trading in securities of the Corporation other than during the period commencing on the second full trading day after an earnings press release with respect to each fiscal quarter and ending 20 business days prior to the end of next fiscal quarter. The period during which directors, officers and certain employees of the Corporation are prohibited from trading under the Corporation’s Insider Trading Policy is referred to as a “trading black-out”. In addition, the Insider Trading Policy and securities laws provide for the imposition of trading black-outs on individuals with knowledge of pending material developments that have not been disclosed to the public.
Pursuant to the TSX Notice, TSX Staff have recognized the appropriateness of such trading black-outs by public companies, as well as the issue arising in the event that an option or other share compensation arrangement expires while the holder is subject to such a trading black-out or shortly thereafter. In the TSX Notice, TSX Staff have indicated that the TSX is prepared, subject to shareholder approval, to permit amendments to option plans and other share compensation arrangements that extend those arrangements if they, or options or securities issued thereunder, would otherwise expire during or shortly after a trading black-out. The Corporation believes that an amendment to its Stock Option Plan and outstanding options that would provide for an extension of options in such circumstances is appropriate, as it will enable an option holder to exercise their options after material information known to the option holder has been disclosed to the public, thereby avoiding an inappropriate and unintended loss of the benefit of the option as a result of the trading black-out.
Accordingly, the Corporation has proposed amendments to the Stock Option Plan to, firstly, add the following text to Section 7 of the Stock Option Plan to allow the extension of the expiry date of any option outstanding under the Stock Option Plan that expired during or within 10 business days following a trading black-out to the tenth business day following the expiry of the trading black-out:
“Notwithstanding the foregoing, if the term of an option held by any optionee expires during or within 10 Business Days of the expiration of a Blackout Period applicable to such optionee, then the term of such option or the unexercised portion thereof, as applicable, shall be extended to the close of business on the tenth Business Day following the expiration of the Blackout Period.”
In addition, in relation to this change, it is proposed that the Stock Option Plan be amended to add as new definition the following definition of “Blackout Period”, which is used in the amendment to Section 7:
“Blackout Period” means a period when the optionee is prohibited from trading in the Corporation’s securities pursuant to (i) the Corporation’s written policies then applicable, or (ii) a notice in writing to the optionee by a senior officer or director of the Corporation.”
(b) Revisions to Amendment Procedure
In the TSX Notice, TSX Staff recommended that issuers amend their option plans and other share compensation arrangements to specify the type of amendments to those plans and arrangements and any securities granted thereunder that do not require shareholder approval in order to be effective. In the event that issuers do not adopt such an amendment procedure prior to June 30, 2007, issuers will not be permitted to make any amendments to their option

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plans or other share compensation arrangements after that date, including minor amendments of a “housekeeping” nature, without obtaining shareholder approval.
Accordingly, the Corporation has proposed an amendment to the Stock Option Plan that replaces the existing general amendment provision in Section 11 of the Stock Option Plan with a new provision that specifies the types of amendments to the Stock Option Plan or any outstanding option that can be made by the Board of Directors without shareholder approval. The proposed new amendment provision is contained in the text of the second resolution set forth under “(d) Stock Option Plan Resolutions,” below.
(c) Increase in Shares Reserved for Issuance
In recognition of the Corporation’s (i) increase in market capitalization since the 2006 Shareholder Meeting, (ii) compensation policy to use the increase in Share value as a primary means of compensating valued employees and providing incentives for employee performance, (iii) contractual commitments to its executive officers to seek approval from shareholders to increase the number of Shares authorized under the Stock Option Plan, and (iv) an increase in the number of its employees, the Board resolved on March 23, 2007 that 2,500,000 additional Shares be reserved for issuance under the Stock Option Plan. The proposed increased number of Shares reserved for issuance pursuant to the Stock Option Plan to 10,500,000 Shares represents the same increase in the number of Shares reserved for issuance approved by the shareholders at the 2006 Shareholder Meeting, following the public offering of Shares in March 2006.
(d) Stock Option Plan Resolutions
The Board is requesting that the shareholders pass the following resolutions approving the amendments to the Stock Option Plan previously approved by the Board:
RESOLVED: that the Corporation’s 2003 Stock Option Plan (the “Plan”) is hereby amended by (i) adding the following text to Section 7 of the Plan to allow the extension of the expiry date of any option outstanding under the Plan that expired during or within 10 business days following a trading black-out to the tenth business day following the expiry of the trading black-out:
“Notwithstanding the foregoing, if the term of an option held by any optionee expires during or within 10 Business Days of the expiration of a Blackout Period applicable to such optionee, then the term of such option or the unexercised portion thereof, as applicable, shall be extended to the close of business on the tenth Business Day following the expiration of the Blackout Period.”
and (ii) adding as new definition the following definition of “Blackout Period”, which is used in the amendment to Section 7:
“Blackout Period” means a period when the optionee is prohibited from trading in the Corporation’s securities pursuant to (i) the Corporation’s written policies then applicable, or (ii) a notice in writing to the optionee by a senior officer or director of the Corporation.”
RESOLVED: that the Plan is hereby amended by deleting Section 11 of the Plan and substituting therefor a new amendment provision to read as follows:
“(a) The Board may amend, suspend, discontinue or terminate the Plan and any outstanding option granted hereunder, in whole or in part, at any time without notice to or approval by the shareholders of the Company (provided that, in the case of any action taken in respect of an

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outstanding option, the optionee’s consent to such action shall be required unless the Board determines that the action would not materially and adversely affect such optionee), for any purpose whatsoever, provided that all material amendments to the Plan shall require the prior approval of the shareholders of the Company. Examples of the types of amendments that are not material that the Board is entitled to make without shareholder approval include, without limitation, the following:
(i)	ensuring continuing compliance with applicable laws, regulations, requirements, rules or policies of any governmental authority or any stock exchange;

(ii)	amendments of a “housekeeping” nature, which include amendments to eliminate any ambiguity or correct or supplement any provision contained herein which may be incorrect or incompatible with any other provision hereof;

(iii)	changing the vesting provisions of the Plan or any option;

(iv)	changing the termination provisions of the Plan or any option which does not entail an extension beyond the originally scheduled expiry date for that option; and

(v)	adding a cashless exercise feature, payable in cash or securities, which provides for a full deduction of the number of underlying Stock from the Plan reserve.
(b) Notwithstanding anything contained herein to the contrary, no amendment to the Plan requiring the approval of the shareholders of the Company under any applicable securities laws or requirements shall become effective until such approval is obtained. In addition to the foregoing, the approval of the holders of a majority of the Stock present and voting in person or by proxy at a meeting of shareholders shall be required for:
(i)	any amendment to the provisions of this Section 11 which is not an amendment within the nature of Section 11(a)(i) or Section 11(a)(ii);

(ii)	any increase in the maximum number of Stock issuable under the Plan (other than pursuant to Section 3 hereof);

(iii)	any reduction in the option price or extension of the period during which an option may be exercised;

(iv)	any amendments to permit the repricing of options;

(v)	the cancellation and reissue of any option;

(vi)	any amendment to the eligible participants under the Plan that would permit the introduction or reintroduction of non-employee directors to participate under the Plan on a discretionary basis; and

(vii)	any amendment to the provisions of the Plan that would permit options to be transferred or assigned other than for normal estate settlement purposes, provided that, in the case of an amendment referred to in Section 11(b)(iii) hereof, insiders of the Company who benefit from such amendment are not eligible to vote their Stock in respect of the approval.
(c) For the purposes of this Section 11, an amendment does not include an accelerated expiry of an option by reason of the fact that an optionee ceases to be a director, officer, consultant or employee

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of the Company or any of its subsidiaries.
(d) The shareholders’ approval of an amendment, if required pursuant to the terms hereof, shall be given by approval of the holders of a majority of the Stock present and voting in person or by proxy at a duly called meeting of the shareholders. Options may be granted under the Plan prior to the approval of the amendment, provided that no Stock may be issued pursuant to the amended terms of the Plan until the shareholders’ approval of the amendment has been obtained.”
RESOLVED: that the Plan is hereby amended to increase the maximum number of Shares that may be issued pursuant to the Plan from 8,000,000 Shares to 10,500,000 Shares subject to approval of the Toronto Stock Exchange, as it may be required.
To be effective, each such resolution must be approved by the affirmative votes of a majority of the votes cast by disinterested shareholders on the matter at the Meeting.
Ratification of Shareholder Rights Plan
The Board adopted the Shareholder Rights Plan effective January 31, 2007 and authorized the issue of one right (a “Right”) in respect of each outstanding Share to holders of record as at 4:00 p.m. (Toronto time) on January 31, 2007. The terms of the Shareholder Rights Plan are contained in a rights agreement (the “Rights Agreement”) dated as of January 31, 2007, entered into between the Corporation and Computershare Investor Services Inc., as rights agent. The Shareholder Rights Plan was not adopted in response to any proposal to acquire control of the Corporation.
The terms of the Shareholder Rights Plan require that it be ratified by a resolution passed by a majority of the votes cast by the shareholders present or represented by proxy at the Meeting. If the shareholders do not ratify the Shareholder Rights Plan at the Meeting, the Shareholder Rights Plan and all outstanding Rights will terminate and be void and of no further force or effect on and after the day of the Meeting.
Purpose of the Shareholder Rights Plan
The Shareholder Rights Plan was adopted to ensure the fair treatment of shareholders in connection with any take-over bid for common shares of the Corporation. The Shareholder Rights Plan seeks to provide shareholders with adequate time to properly assess a take-over bid without undue pressure. It also is intended to provide the Board with more time to fully consider an unsolicited take-over bid and, if considered appropriate, to identify, develop and negotiate other alternatives to maximize shareholder value.
Description of the Shareholder Rights Plan
A summary of the Shareholder Rights Plan is set out at Exhibit A to this Information Circular. Copies of the Shareholder Rights Plan are available to any shareholder upon request made as described in Exhibit A to this Information Circular. The full text of the Shareholder Rights Plan can also be viewed in electronic format as Schedule B to the material change report filed by the Corporation on February 1, 2007, at www.sedar.com.
Text of Resolution
The text of the ordinary resolution Shareholders are being asked to pass in order to ratify the Shareholder Rights Plan is set out below:
RESOLVED, as an ordinary resolution of the shareholders of Jaguar Mining Inc. (the “Corporation”),

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that:
1. the rights agreement (the “Rights Agreement”) dated as of January 31, 2007, between the Corporation and Computershare Investor Services Inc., as rights agent, as the same may be amended in accordance with its terms, be and is hereby ratified and approved and shall continue in full force and effect pursuant to the terms set out in the Rights Agreement; and
2. any one director or officer of the Corporation be and is hereby authorized and directed, for and on behalf of and in the name of the Corporation, to take all such actions and execute and deliver all such documents and other instruments as such director or officer may determine to be necessary or advisable to give effect to the intent of this resolution, such determination to be conclusively evidenced by the taking of such action and the execution and delivery of such documents or instruments.”
If the Shareholder Rights Plan is not ratified at the Meeting, then the Shareholder Rights Plan and all Rights issued thereunder will be of no further force and effect. The Board has not determined what further action, if any, it would take if the Shareholder Rights Plan is not ratified at the Meeting.
Recommendation of the Board of Directors
The Board has determined that the Shareholder Rights Plan is in the best interests of the Corporation and its Shareholders and unanimously recommends that shareholders vote “FOR” of the resolution ratifying the Shareholder Rights Plan. Management has been advised that the directors and senior officers of the Corporation intend to vote all Shares held by them in favor of the ratification of the Shareholder Rights Plan. The persons named in the enclosed form of proxy intend to vote in favor of such resolution unless otherwise directed by the Shareholders appointing them.
OTHER BUSINESS
Management knows of no matter to come before the Meeting other than the matters referred to in the Notice of Meeting.
CORPORATE GOVERNANCE DISCLOSURE
As a Canadian reporting issuer with securities listed on the TSX and in compliance with Part IV, Section 472 of the TSX Company Manual, the Corporation is required to provide an annual disclosure of its approach to corporate governance with reference to National Instrument 58-101. In 2006, the Corporation retained an independent consultant, Deloitte & Touche, LLP (“Deloitte”), to provide advice and recommendations to the Corporation with respect to corporate governance. In 2007, the Corporation may enhance existing, and/or implement additional, internal controls in consultation with Deloitte.
Board of Directors
Based on the definition of independence in National Instrument 58-101, Messrs. Burns, Clausen, German, and Griffiths are all independent directors of the Corporation. Messrs. Titcomb and Felix are not independent directors since they are employed by the Corporation in addition to serving as directors of the Corporation. Mr. Dow is not an independent director since he is an immediate family member (father-in-law) of Mr. Titcomb. Since four directors are independent and three are not independent, a majority of the members of the Board are independent directors. Independence of the Board from management results from (i) four of the seven current directors and Nominees being independent directors, (ii) an independent Chairman, (iii) the Audit Committee and the Compensation Committee are comprised of independent directors only, and (iv) the chairman of each Board committee is independent, except the

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chairman of the Corporate Governance Committee, which committee has a majority of independent directors.
A number of the directors are directors of other listed issuers. Messrs. Titcomb and Dow, directors of the Corporation, are also directors of Brazilian. Mr. Clausen is a director of Augusta Resource Corporation. Mr. German is a director of Cornerstone Capital Resources, Inc., Covalon Technologies Inc., Magnesium Alloy Corporation, Nevson Resources, Ltd. and Solex Resources Corp. Mr. Griffiths is a director of Alliance Atlantis Communications Inc., Crum & Forster Holdings Corp., Fairfax Financial Holdings Limited, Hub International Limited, Lindsey Mordon Group Inc., Northbridge Financial Corporation, Novadaq Technologies, Inc., Odyssey Re Holdings Corp., PreMD, Inc., Russel Metals Inc., and Vitran Corporation.
Mr. German, an independent director, is the Chairman of the Board. Mr. German’s role is to provide leadership to the Board and to be a liaison between the Board and the management of the Corporation, and his responsibilities include leading the Board meetings, establishing procedures to assist the Board’s work, facilitating ongoing communication between the Board and the management of the Corporation, overseeing the responsibilities delegated to the Board committees, representing the Corporation in his capacity as Chairman of the Board, and performing such other functions as established in the Corporation’s formation documents and as set forth in the Chairman of the Board position description. Mr. German calls meetings of the independent directors when he determines appropriate. In 2006, the independent directors held two meetings separately from the other directors.
The following table reflects the attendance record of each director at Board meetings during the period from January 1, 2006 through the Record Date.

	Director	Director	Director	Director	Director	Director	Director
Board of Directors	Andrew C.	Gilmour	William E.	Juvenil T.	Gary E.	Anthony F.	Daniel R.
Meeting Date	Burns	Clausen	Dow	Felix	German	Griffiths	Titcomb
February 15, 2006	x	x	x	x	x	x	x
March 21, 2006	x	x	x	—	x	x	x
March 27, 2006	x	—	x	—	—	x	x
May 11, 2006	x	x	x	x	x	x	x
August 11, 2006	x	x	x	x	x	x	x
November 7, 2006	x	x	x	—	x	x	x
December 1, 2006	x	x	x	x	x	x	x
January 31, 2007	x	x	x	x	x	x	x
March 23, 2007	x	x	x	—	x	x	x
Board Mandate
The Board has expressly assumed responsibility for supervising the management of the business and affairs of the Corporation. It is the Board’s policy and goal to enhance shareholder value by careful management (including approval of all material actions) of the Corporation’s businesses, and by continuously assessing long-range opportunities to expand these businesses. The Board sets long-term goals, reviews strategic planning and policies established by senior management, supervises the implementation of such goals and policies, and critically reviews the progress of such goals and policies at its meetings. The Corporate Governance Committee of the Board recommended, and the Board adopted, a written mandate in 2006. The Board mandate is attached as Exhibit B hereto.
Position Descriptions
In 2006, the Board adopted a position description for the Chairman of the Board. Such position description was formulated based upon the standards in the industry.
The roles and duties of the persons holding the positions of Chairman of the Board committees are established through a discussion of and agreement upon the standards in the industry.

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The description of the role of the Chief Executive Officer is set forth in his employment agreement. The position of Chief Executive Officer is further described in the position description that was adopted by the Board in 2006. Such position description was formulated based upon the standards in the industry.
Orientation and Continuing Education
The Corporation provides necessary education (through management and outside professional advisers) on specific issues as they arise. The Board’s practice is to conduct an initial orientation session for any new directors and an annual orientation meeting to update all directors regarding relevant matters. None of the Nominees are new directors, so it is likely that no orientation session shall be necessary for new directors in 2007. The Board will conduct an annual orientation meeting after the Meeting and prior to the 2008 Annual and Special Meeting of Shareholders of the Corporation.
Ethical Business Conduct
The Board and the Corporation has a long-standing commitment to conduct its business in compliance with applicable laws and regulations and in accordance with the highest ethical principles. This commitment helps ensure the Corporation’s reputation for honesty, quality and integrity. The Corporation requires that all employees respect and obey all applicable laws. Although not all employees are expected to know the details of these laws, it is important to know enough to determine when to seek advice from supervisors, managers or other appropriate personnel. The Corporation is regulated by a number of laws, rules and regulations, and strives to meet and exceed the requirements established by such standards. Compliance with these laws, rules and regulations is required and expected. The Board has adopted a whistleblower policy concerning complaints of employees against the Corporation or any of its directors, officers or employees relating to financial statement disclosures, accounting, internal controls and audit matters.
Directors and officers are expected to act in a manner that avoids even the appearance of conflict between their personal interests and those of the Corporation. The directors and officers owe a duty to the Corporation to advance its legitimate interests when the opportunity to do so arises. The Corporation’s policy is to compete vigorously, aggressively and successfully in today’s increasingly competitive business climate and to do so at all times in compliance with all applicable antitrust, competition and fair dealing laws in all the markets in which we operate.
In 2006, the Corporate Governance Committee recommended, and the Board adopted, a Code of Conduct and Ethics. The Board, through the Corporate Governance Committee, monitors compliance with the Code of Conduct and Ethics. The Board requires the Corporation’s executive management to advise it of any reports received regarding violations of the Code of Conduct and Ethics. The Board is responsible for the granting of any waivers from the Code of Conduct and Ethics to directors or executive officers. Disclosure will be made by the Corporation of any waiver from the requirements of the Code of Conduct and Ethics granted to the Corporation’s directors or executive officers in the Corporation’s quarterly report that follows the grant of such waiver.
In accordance with recommendations made by Deloitte, in their capacity as independent consultants to the Corporation in matters of corporate governance control, the Board may institute additional corporate governance controls during 2007. Included among such controls will be the requirement that all employees of the Corporation will receive a copy of, and must agree to abide by, the Code of Conduct and Ethics.
Shareholders may request a copy of the Code of Conduct and Ethics by writing to the Corporation at 48 Pleasant Street, Concord, NH 03301 or e-mailing ir@jaguarmining.com.
Nomination of Directors
The Board keeps itself informed of the leaders in the business world and particularly leaders in the mining industry. Any member of the Board may submit a potential candidate to be a nominee for the position of Director. The Board

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reviews the field of potential nominees, discusses the achievements, leadership qualities and professional acumen of such potential nominees, and agrees on which candidates are presented as official nominees supported by the Board. The Board currently does not have a nominating committee. During the next year, the Corporate Governance Committee will examine whether the Board should establish a nominating committee.
Board Committees
The Board committees include the Compensation Committee, the Audit Committee, the Corporate Governance Committee and the Health, Safety and Environmental Committee.
Compensation Committee
The Board established a Compensation Committee to assist with compensation matters. The Compensation Committee is composed of Messrs. Griffiths and German, who are independent directors. Mr. Griffiths is the chairman of the Compensation Committee.
The Corporation has adopted a written policy for compensating directors that includes payment of cash fees, which policy was updated as of May 11, 2006. The Corporation also compensates directors by granting stock options. In late 2003, the Board completed a review of compensation of executive officers and directors in companies similar to the Corporation. In 2005, the Corporation retained 3XCD Inc. as independent compensation consultants to review the compensation of the Corporation’s executive officers and Board. The Compensation Committee reviewed industry standards and considered the recommendations of the consultants in developing the written Board compensation policy and subsequent updates thereto. For additional information concerning the process of determining compensation, see “Report on Executive Compensation” and “Compensation of Directors”, respectively, under “Statement of Executive Compensation.”
Audit Committee
The Board adopted an Audit Committee Charter in May 2005. The Audit Committee assists the Board in fulfilling its oversight responsibilities by conducting reviews and discussions with management and the independent auditors relating to the audit and financial reporting; assessing the integrity of internal controls and financial reporting procedures of the Corporation and ensure implementation of such controls and procedures; monitoring the quality and integrity of the Corporation’s financial statements and other financial information; and selecting and monitoring the independence and performance of the Corporation’s outside auditors. As part of its role, the Audit Committee receives recommendations from management and the auditor appointed by the shareholders of the Corporation regarding the matters described in the preceding sentence, examines the recommendations and advises the Board concerning actions that should be taken. The Audit Committee is currently comprised of three independent directors. The current members of the Audit Committee are Messrs. Burns, German and Griffiths. Mr. Burns is chairman of the Audit Committee.
A disclosure of information concerning the Audit Committee as required by Form 52-110F1 is set forth in the Corporation’s annual information form for the year ended December 31, 2006 in “Audit Committee”, “Audit Fees”, “Audit Related Fees”, “Tax Fees” and “All Other Fees” under “Directors and Officers”, and the Charter of the Audit Committee is attached thereto as an appendix. The annual information form is available at http://www.sedar.com.
Corporate Governance Committee
In 2005, the Board established a Corporate Governance Committee for the purpose of advising and making recommendations to the Board concerning responsibilities relating to various corporate governance issues of the Corporation. In 2006, the Board hired Deloitte as independent consultants to provide advice with respect to, and to aid in the implementation of, corporate governance controls. After considering the recommendations of Deloitte, the Corporate Governance Committee may make additional governance recommendations to the Board in 2007. The

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members of the Corporate Governance Committee are Messrs. Dow, Griffiths and Clausen. Messrs. Griffiths and Clausen are independent directors. Mr. Dow is chairman of the Corporate Governance Committee.
Health, Safety and Environmental Committee
The Board also established a Health, Safety and Environmental Committee in 2005 for the purpose of reviewing, advising and making recommendations to the Board concerning the fulfillment of responsibilities relating to various human resources and environmental issues of the Corporation. The members of the Health, Safety and Environmental Committee are Messrs. German and Clausen. Mr. Clausen is chairman of the Health, Safety and Environmental Committee.
Assessments
The Board does not currently have a formal process for assessing the effectiveness of the Board as a whole, its committees or individual directors. The Corporate Governance Committee will examine processes for evaluating individual directors, the entire Board and its committees.
ADDITIONAL INFORMATION
Additional information about the Corporation is located on SEDAR at http://www.sedar.com. Shareholders may request copies of the Corporation’s financial statements and Management’s Discussion and Analysis by writing to the Corporation at 48 Pleasant Street, Concord, NH 03301 or e-mailing ir@jaguarmining.com.
Financial information is provided in the Corporation’s comparative financial statements and Management’s Discussion and Analysis for its most recently completed financial year ended December 31, 2006.
APPROVAL
The contents and sending of this Information Circular have been approved by the directors of the Corporation.
     DATED as of the 12th day of April, 2007.
DANIEL R. TITCOMB
Daniel R. Titcomb, President

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Exhibit A
Summary of Shareholder Rights Plan
The following description of the Shareholder Rights Plan is a summary only and is qualified in its entirety by reference to the full text of the Rights Agreement constituting the Shareholder Rights Plan. Copies of the Shareholder Rights Plan are available to any shareholder upon request made in writing to 48 Pleasant Street, Concord, New Hampshire 03301 or made by phone (603.224.4800), facsimile (603.228.8045) or email at info@jaguarmining.com, respectively. The full text of the Shareholder Rights Plan can also be viewed in electronic format as Schedule B to the material change report filed by the Corporation on February 1, 2007, at www.sedar.com.
Capitalized terms used in this Exhibit and not otherwise defined herein or in the Information Circular have the respective meanings given to them in the Shareholder Rights Plan.
Term
If ratified by the shareholders of the Corporation at the Meeting, the Shareholder Rights Plan will continue in force up to the end of the Corporation’s third annual meeting of shareholders after such approval.
Issue of Rights
On January 31, 2007, the Board implemented the Shareholder Rights Plan by authorizing the issue of one right (a “Right”) in respect of each outstanding Share to holders of record as at 4:00 p.m. (Toronto time) on January 31, 2007 (the “Record Time”). The Board also authorized the issue of one Right in respect of each Share issued after the Record Time and prior to the Separation Time (as defined below) and the Expiration Time.
Exercise of Rights
The Rights are not exercisable initially and certificates representing the Rights will not be sent to Shareholders. Until the Separation Time (as defined below), the Rights will be transferred with the associated Shares. The Rights will separate from the Shares and become exercisable at the close of business on the tenth business day after the earlier of the first public announcement of facts indicating that a person has acquired Beneficial Ownership (as defined in the Shareholder Rights Plan) of 20% or more of the Shares or the commencement of, or first public announcement of, the intent of any person to commence a take-over bid which would result in such person Beneficially Owing 20% or more of the Shares, or the date upon which a Permitted Bid or Competing Permitted Bid (as defined in the Shareholder Rights Plan) ceases to be such, or such later time as the Board may determine in good faith (in any such case, the “Separation Time”). After the Separation Time, but prior to the occurrence of a Flip-in Event (as defined below), each Right may be exercised to purchase one Share at an exercise price per Right of $45.
The exercise price payable and the number of securities issuable upon the exercise of the Rights are subject to adjustment from time to time upon the occurrence of certain corporate events affecting the Shares.
Flip-in Event and Exchange Option
Subject to certain customary exceptions, upon the acquisition by any person (an “Acquiring Person”) of 20% or more of the Shares (a “Flip-in Event”) and following the Separation Time, each Right, other than a Right Beneficially Owned by an Acquiring Person, its affiliates and associates, their respective joint actors and certain transferees, may be exercised to purchase that number of Shares which have a market value equal to two times the exercise price of the Rights. Rights beneficially owned by an Acquiring Person, its affiliates and associates, their respective joint actors and certain transferees will be void. The Shareholder Rights Plan provides that a person (a “Grandfathered Person”) who is the Beneficial Owner of 20% or more of the outstanding Shares determined as at the Record Time shall not be an Acquiring Person unless, after the Record Time, that person becomes the Beneficial Owner of any additional Shares.

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In addition, the Shareholder Rights Plan permits the Board to authorize the Corporation, after a Flip-in Event has occurred, to issue or deliver, in return for the Rights and on payment of the relevant exercise price or without charge, debt, equity or other securities or assets of the Corporation or a combination thereof.
Permitted Bids
The Shareholder Rights Plan will not be triggered by a Permitted Bid or Competing Permitted Bid. A Permitted Bid is one that: (i) is made by means of a take-over bid circular, (ii) is made to all holders of Shares for all Shares held by them; (iii) is open for at least 60 days; (iv) contains a condition that no Shares will be taken up and paid for until at least 50% of the independent shareholders have tendered and not withdrawn, (v) contains a condition that Shares may be deposited at any time and withdrawn until they are taken up and paid for, and (vi) contains a provision that, if 50% of the independent shareholders tender, the bidder will make an announcement to that effect and keep the bid open for at least ten more days.
Redemption and Waiver
The Rights may be redeemed by the Board at a redemption price of $0.0001 per Right at any time prior to the occurrence of a Flip-in Event without the prior approval of the holders of Shares or Rights. The Board will be deemed to have elected to redeem the Rights if a person who has made a take-over bid in respect of which the Board has waived the application of the Shareholder Rights Plan takes up and pays for Shares pursuant to the terms and conditions of such take-over bid.
The provisions of the Shareholder Rights Plan which apply upon the occurrence of a Flip-in Event may be waived at the option of the Board and without the prior approval of the holders of Shares or Rights at any time prior to the occurrence of a Flip-in Event. The Board would, however, by virtue of such waiver be deemed to have waived the Shareholder Rights Plan with respect to any other Flip-in Event. In addition, the operation of the Shareholder Rights Plan may be waived where a person has inadvertently become an Acquiring Person and has reduced its beneficial ownership of Shares such that it is no longer an Acquiring Person.
Amendment of the Shareholder Rights Plan
After the Meeting, amendments, other than those required to correct clerical or typographical errors or to maintain the validity of the Shareholder Rights Plan as a result of a change of law, will require shareholders approval.

29

Exhibit B
JAGUAR MINING INC.
BOARD MANDATE
History of the Board Mandate
Adopted by the Board of Directors: November 7, 2006
Purpose of the Board
The directors are elected by the shareholders and are responsible for the stewardship of the business and affairs of the Company. The Board seeks to discharge this responsibility by reviewing, discussing and approving the Company’s strategic planning and organizational structure and supervising management to oversee that the strategic planning and organizational structure enhance and preserve the business of the Company and the underlying value of the Company.
Although directors may be elected by the shareholders to bring special expertise or a point of view to Board deliberations, they are not chosen to represent a particular constituency. The best interests of the Company must be paramount at all times.
Mandate
The Board discharges its responsibility for overseeing the management of the Company’s business by delegating to the Company’s senior officers the responsibility for day-to-day management of the Company. The Board discharges its responsibilities both directly and through its committees, the Audit Committee, the Corporate Governance Committee, the Compensation Committee, and the Health, Safety and Environmental Committee. In addition to these regular committees, the Board may appoint ad hoc committees periodically to address issues of a more short-term nature. The Board’s primary roles are overseeing corporate performance and providing quality, depth and continuity of management to meet the Company’s strategic objectives. Other principal duties include, but are not limited to, the following categories:
A. Appointment of Management
1.	The Board is responsible for approving the appointment of the Chief Executive Officer and the other officers of the Company and reviewing the performance of the executive officers. The Board responds to recommendations of the Compensation Committee concerning the compensation of the Chief Executive Officer and the other executive officers of the Company and approves their compensation.

2.	The Board from time to time delegates to senior management the authority to enter into transactions, such as financial transactions, subject to specified limits. Investments and other expenditures above the specified limits, and material transactions outside the ordinary course of business are reviewed by and are subject to the prior approval of the Board.

3.	The Board oversees that succession planning programs are in place, including programs to train and develop management. The Board is responsible for approving management’s succession plans for the Chief Executive Officer and the other officers of the Company.

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B. Board Organization
1.	The Board will respond to recommendations received from the Corporate Governance Committee, but retains responsibility for managing its own affairs by giving its approval for its composition and size, the selection of the Chair of the Board, candidates nominated for election to the Board, committee and committee chair appointments, committee charters and director compensation.

2.	The Board may delegate to Board committees matters the Board is responsible for, including the approval of compensation of the Board and management, the conduct of performance evaluations and oversight of internal controls systems, human resources, safety, environmental and other matters, but the Board retains its oversight function and ultimate responsibility for these matters and all other delegated responsibilities.
C. Strategic Planning
1.	The Board has oversight responsibility to participate directly, and through its committees, in reviewing, questioning and approving the mission and goals of the Company.

2.	The Board is responsible for reviewing the business, financial and strategic plans by which it is proposed that the Company may reach those goals.

3.	The Board is responsible for providing input to management on emerging trends and issues and on strategic plans, objectives and goals that management develops.

4.	The Board will consider alternate strategies in response to possible change of control transactions or take-over bids with a view to maximizing value for shareholders.
D. Monitoring of Financial Performance and Other Financial Reporting Matters
1.	The Board is responsible for enhancing congruence between shareholder expectations, Company plans and management performance.

2.	The Board is responsible for:
(a)	adopting processes for monitoring the Company’s progress toward its strategic and operational goals, and to revise its direction to management in light of changing circumstances affecting the Company; and

(b)	taking action when Company performance falls short of its goals, or when other special circumstances warrant.
3.	The Board is responsible for approving the annual audited financial statements, the interim financial statements, and the notes and Management’s Discussion and Analysis accompanying such financial statements.

4.	The Board is responsible for reviewing and approving material transactions outside the ordinary course of business and those matters which the Board is required to approve under the Company’s governing statute, including the payment of dividends, the issuance, purchase and redemption of securities, acquisitions and dispositions of material capital assets and material capital expenditures.

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E. Risk Management
The Board is responsible for the identification of the principal risks of the Company’s business and ensuring the implementation of appropriate systems to effectively monitor and manage those risks with a view to the long-term viability of the Company and achieving a proper balance between the risks incurred and the potential return to the Company’s shareholders.
F. Environmental Oversight
The Board is responsible for ensuring the implementation of appropriate environmental stewardship and health and safety management systems, that are sufficient within the terms and practices of the mining industry, to ensure compliance with applicable laws and Company policies.
G. Policies and Procedures
1.	The Board is responsible for:
(a)	approving and monitoring compliance with all significant policies and procedures by which the Company is operated; and
(b)	approving policies and procedures designed to ensure that the Company operates at all times within applicable laws and regulations and in accordance with ethical and moral standards.
2.	The Board shall enforce its policy respecting confidential treatment of the Company’s proprietary information and the confidentiality of Board deliberations.
H. Communications and Reporting
1.	The Board has approved and will revise from time to time as circumstances warrant a Corporate Disclosure Policy to address communications with shareholders, employees, financial analysts, governments and regulatory authorities, the media and the communities in which the business of the Company is conducted.

2.	The Board is responsible for:
(a)	overseeing the accurate reporting of the financial performance of the Company to shareholders, other security holders and regulators on a timely and regular basis;

(b)	overseeing that the financial results are reported fairly and in accordance with generally accepted accounting standards and related legal disclosure requirements;

(c)	taking steps to enhance the timely disclosure of any other developments that have a significant and material impact on the Company;

(d)	reporting annually to shareholders on its stewardship for the preceding year; and

(e)	overseeing the Company’s implementation of systems to accommodate feedback from shareholders.

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Document No. 69
JAGUAR MINING INC.
NOTICE OF EXTRAORDINARY MEETING OF
WARRANTHOLDERS
AND
MANAGEMENT INFORMATION CIRCULAR
AMENDMENT OF WARRANTS EXERCISABLE TO
ACQUIRE COMMON SHARES ON OR
BEFORE DECEMBER 31, 2007
MEETING OF WARRANTHOLDERS OF
JAGUAR MINING INC.
TO BE HELD ON WEDNESDAY FEBRUARY, 28, 2007
AT 11 A.M. (EASTERN TIME)
February 2, 2007

February 2, 2007
Dear Warrantholder:
You are invited to attend a meeting (the “Meeting”) of the holders of the common share purchase warrants (the “Warrants”) of Jaguar Mining Inc. (the “Corporation” or “Jaguar”) to be held at the offices of Miller Thomson LLP, Suite 5800, 40 King Street West, Toronto, Ontario, Canada, on Wednesday, the 28th day of February, 2007, at the hour of 11:00 a.m. (Eastern Time). At the Meeting, you will be asked to consider certain amendments to the terms of the Warrants, which are listed on the Toronto Stock Exchange and are governed by a warrant indenture between the Corporation and Computershare Trust Company of Canada dated as of December 31, 2004 as amended by the First Supplemental Warrant Indenture dated December 20, 2005. The amendments to the Warrants are being proposed by the Corporation to encourage the early exercise (“Early Exercise”) of such Warrants for the reasons summarized below and further detailed in the accompanying management information circular (the “Circular”).
The proposed transaction is intended to simplify Jaguar’s capital structure. The Warrants effectively trade as a separate class of equity and the proposed transaction will simplify Jaguar’s capital structure by converting this separate class into common shares of the Corporation, increasing the public float, liquidity and market capitalization of Jaguar. The proposed transaction, if effected, will be at a cost to Jaguar well below the anticipated costs of completing an equity offering.
The accompanying Circular explains the proposed transaction and provides specific information regarding the Meeting. Please review carefully the entire Circular, including all schedules and documents incorporated by reference therein. The directors of Jaguar recommend that you vote FOR the resolution approving the Warrant amendment. In order to pass, the resolution approving the Warrant amendment must be approved by not less than 66 2/3% of the votes cast by Warrantholders other than Blackmont Capital Inc. and its associates, affiliates, and insiders (the “Disqualified Warrantholders”) in person or by proxy at the Meeting, at which there are Warrantholders present, in person or by proxy, representing not less than 25% of the aggregate number of the outstanding Warrants.
Regardless of the number of Warrants that you own, your vote is very important. Whether or not you plan to attend the Meeting, please submit your proxy as soon as possible to ensure that your Warrants are represented at the Meeting. Additionally, by voting now, your prompt response will help to reduce proxy solicitation expenses.
Should you have any questions regarding information contained in the enclosed documents or require information on voting your Warrants, please contact Blackmont Capital Inc. at Bay Wellington Tower, BCE Place, Suite 900, 191 Bay Street, P.O. Box 779, Toronto, ON M5J 2T3, Telephone 416.864.3600, Toll Free 1.866.775.7704, Fax 416.864.9024.
Sincerely,
(signed) DANIEL R. TITCOMB
Daniel R. Titcomb
President

NOTICE OF MEETING OF WARRANTHOLDERS	v

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION	vii

CURRENCY	vii

INFORMATION CIRCULAR AS AT JANUARY 31, 2007	1

DISTRIBUTION OF ADDITIONAL COMMON SHARES UPON EARLY EXERCISE OR AUTOMATIC EXCHANGE OF WARRANTS AND CORRESPONDING AMENDMENT TO THE TERMS OF THE WARRANTS	1

BACKGROUND AND REASONS FOR THE WARRANT AMENDMENT	2
WARRANT AMENDMENT	2
Warrant Indenture	2
Second Supplemental Warrant Indenture	2
Procedure for the Early Exercise or Automatic Exchange of Warrants Assuming Approval of Warrant Amendment	3
Fractional Shares	4
Financial Advisor Analysis	4
Fairness Opinion	6
Recommendation of the Board of Directors	7

WARRANTHOLDER APPROVAL	8

OTHER APPROVALS AND REGULATORY MATTERS	9
Resale Restrictions	9
Stock Exchange Listings	10

U.S. WARRANTHOLDERS	10

CONSOLIDATION CAPITALIZATION	10

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	11
Warrantholders Resident in Canada	12
Amendment of Warrant Indenture	12
Receipt of Early Exercise Shares upon the Early Exercise of Warrants	12
Exercise of Warrants	12
Expiry of Warrants	12
Disposition of Warrants and Common Shares	13
Capital Gains and Capital Losses	13
Dividends	13
Warrantholders Resident in the United States	14
Amendment of Warrant Indenture	14
Exercise of Warrants during the Early Exercise Period	14
Receipt of Early Exercise Shares upon the Early Exercise of Warrants	14
Disposition of Warrants and Common Shares	14
Dividends	15

PRICE RANGES AND TRADING VOLUMES	15

GENERAL PROXY SOLICITATION	16
Appointment and Revocation of Proxies	17

Voting and Exercise of Discretion by Proxies	17
Voting by Non-Registered Warrantholders	17
Interest of Certain Persons in Matters to be Acted Upon	19
Securities Authorized for Issuance under Equity Compensation Plans	20
Voting Securities and Principal Holders Thereof	20

AUDITORS	21

DOCUMENTS INCORPORATED BY REFERENCE	21

ADDITIONAL INFORMATION	21

OTHER BUSINESS	21

APPROVAL	22

JAGUAR MINING INC.
NOTICE OF MEETING OF WARRANTHOLDERS
NOTICE IS HEREBY GIVEN that a meeting (“Meeting”) of the warrantholders (“Warrantholders”) of common share purchase warrants (“Warrants”) of Jaguar Mining Inc. (the “Corporation”) created and issued pursuant to a warrant indenture dated as of December 31, 2004 as amended by the First Supplemental Warrant Indenture dated December 20, 2005 (the “Warrant Indenture”), between the Corporation and Computershare Trust Company of Canada (the “Warrant Agent”) will be held at the offices of Miller Thomson LLP, 40 King Street West, Suite 5800, Toronto, Ontario, Canada, M5H 3S1 on Wednesday, the 28th day of February, 2007, at the hour of 11:00 a.m. (Eastern Time) for the following purposes:
1.	to consider and, if deemed advisable, to pass, with or without variation, an extraordinary resolution of Warrantholders, excluding Blackmont Capital Inc. (“BCI” or “Financial Advisor”), its associates, affiliates and insiders (“Disqualified Warrantholders”)
(the "Warrantholder Approval”) approving amendments to the Warrant Indenture (the “Warrant Amendment”), whereby: (a) each Warrant exercised during a 30-day early exercise period (“Early Exercise Period”) commencing on the date that the requisite approval is obtained from Warrantholders, excluding Blackmont Capital Inc. (“BCI” or “Financial Advisor”), its associates, affiliates and insiders
(“ Disqualified Warrantholders”) (the “Warrantholder Approval”) and ending at 5:00 p.m. (Toronto time) (the “Early Warrant Expiry Time”) on the 30th day following such date will entitle the holder thereof to acquire, at an exercise price of $4.50 per Warrant, 0.063 of one common share of the Corporation (a “Common Share”) in addition to the one Common Share otherwise issuable upon exercise of each Warrant in accordance with the terms of the extraordinary resolution set forth in the accompanying management information circular dated February 2, 2007 (the “Circular”), and (b) in the event that at least 66 2/3% of the Warrants outstanding on the date that the requisite Warrantholder Approval is obtained have been exercised during the Early Exercise Period, each outstanding Warrant that has not been exercised during the Early Exercise Period (except in limited circumstances as described under “U.S. Warrantholders” in the accompanying Circular (as hereinafter defined)) will be exchanged, without any further action on the part of the Warrantholder, including payment of the exercise price thereof or any other additional consideration, for a fraction of one Common Share equal to: (A) one plus (B) 0.063 multiplied by 50% minus (C) $4.50 divided by the lesser of (i) the volume weighted average trading price of the Common Shares on the Toronto Stock Exchange for the five trading days ending on the last day of the Early Exercise Period (the “Early Exercise Expiry Date”), and (ii) the closing price of the Common Shares on the Early Exercise Expiry Date, in accordance with the terms of the extraordinary resolution set forth in the accompanying Circular; and
2.	to transact such further or other business as may properly come before the Meeting or any adjournment thereof.
This notice is accompanied by a Form of Proxy and the Circular.
The directors of the Corporation have by resolution fixed the close of business on Monday, the 29th day of January, 2007 as the record date, being the date for the determination of the registered holders of Warrants entitled to notice of and to vote at the Meeting and any adjournment or adjournments thereof, except to the extent that (a) a Warrantholder has transferred his or her Warrants after the record date and (b) the transferee of those Warrants produces properly endorsed Warrant certificates or otherwise establishes that he or she owns such Warrants and demands not later than five days prior to the Meeting that his or her name be included in the list of registered Warrantholders before the Meeting, in which case the transferee is entitled to vote his or her Warrants at the Meeting.

v

The directors have fixed 11:00 a.m. (Eastern Time) on Monday, the 26th day of February, 2007, or 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned Meeting as the time by which proxies to be used or acted upon at the Meeting or any adjournment thereof must be deposited with the Corporation or Computershare Trust Company of Canada. Proxies may also be delivered to the Chairman of the Meeting on the day of the Meeting. Unregistered Warrantholders who receive the Form of Proxy through an intermediary must deliver their proxies in accordance with the instructions given by such intermediary.
Warrantholders who are unable to attend the Meeting in person are urged to complete, date, sign and return the enclosed Form of Proxy to Computershare Trust Company of Canada so that as large a representation as possible may be had at the Meeting.
DATED at Concord, New Hampshire, this 2nd day of February, 2007.

BY ORDER OF THE BOARD OF DIRECTORS OF JAGUAR MINING INC. DANIEL R. TITCOMB Daniel R. Titcomb President

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION
Except for statements of historical fact relating to Jaguar, certain information contained herein and in the documents incorporated by reference herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan,” “goal”, “strategy”, “budget”, “estimates”, “schedule”, “expert”, “project”, “intend”, “believe”, “anticipate” and other similar words, or statements that certain events or conditions “may”, “could”, “might”, or “will” occur. Statements relating to “mineral reserves” or “mineral resources” are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors described in the Annual Information Form of the Corporation dated March 30, 2006, under the heading “Risk Factors” filed under our profile on SEDAR at www.sedar.com.
CURRENCY
All amounts in this Circular are expressed in Canadian dollars, unless otherwise indicated.

INFORMATION CIRCULAR
AS AT JANUARY 31, 2007
Unless the context otherwise suggests, references to “we”, “us”, “our” and similar terms, as well as references to the “Corporation”, refer to Jaguar Mining Inc. and our principal subsidiaries as described under “General Development of the Business – Corporate Structure” in our annual information form dated March 30, 2006 filed under our profile on SEDAR at www.sedar.com. Unless the context otherwise suggests, references to “Warrants” refer to the share purchase warrants of the Corporation issued pursuant to the warrant indenture dated as of December 31, 2004 between the Corporation and Computershare Trust Company of Canada (the “Warrant Agent”) as amended by the first supplemental warrant indenture dated December 20, 2005, one of which entitles the holder thereof to acquire a common share of the Corporation (“Common Share”) (subject to adjustment in certain events) at a price of $4.50 at any time prior to 5:00 p.m. (Toronto time) on December 31, 2007; and any holder of a Warrant is referred to as a “Warrantholder”. References to the “Meeting” refer to the extraordinary meeting of Warrantholders, to be held at the time and place and for the purposes set forth in the accompanying notice of meeting (“Notice of Meeting”), and shall include any adjournment or adjournments thereof.
DISTRIBUTION OF ADDITIONAL COMMON SHARES
UPON EARLY EXERCISE OR AUTOMATIC EXCHANGE OF WARRANTS AND
CORRESPONDING AMENDMENT TO THE TERMS OF THE WARRANTS
The purpose of the Warrant Amendment (as hereinafter defined) is to simplify Jaguar’s capital structure. The Warrants effectively trade as a separate class of equity and the proposed transaction will simplify Jaguar’s capital structure by converting this separate class into Common Shares, increasing the public float, liquidity and market capitalization of Jaguar. The proposed transaction will be at a cost to Jaguar well below the anticipated costs of an equity offering. Each Warrant currently entitles the holder to acquire one Common Share (subject to adjustment in certain events) (collectively, the “Underlying Shares”) at a price of $4.50 (the “Exercise Price”) at any time prior to 5:00 p.m. (Toronto time) on December 31, 2007. The Warrants were issued pursuant to the terms of a warrant indenture dated as of December 31, 2004 between the Corporation and the Warrant Agent in connection with the public offering of units of the Corporation, which units were subsequently exchanged for 4,762,500 Warrants and 9,525,000 Common Shares. There are also 285,750 Warrants arising from broker warrants in connection with this offering. On December 20, 2005, the warrant indenture was amended by the first supplemental warrant indenture (the “First Supplemental Warrant Indenture”) to provide for the issuance of 350,000 Warrants to RMB Resources Inc. pursuant to a loan facility being provided by RMB International (Dublin) Limited to the Corporation’s subsidiary, Mineração Turmalina Ltda. (the warrant indenture and the First Supplemental Warrant Indenture herein together called the “Warrant Indenture”).
Pursuant to a proposed amendment to the terms of the Warrant Indenture (the “Warrant Amendment”), as further described in this Management Information Circular (“Circular”), each Warrant will entitle the holder thereof to acquire one Underlying Share and an additional 0.063 of one Common Share (collectively, the “Early Exercise Shares”) in the event that the Warrantholder exercises his or her Warrants during a 30-day early exercise period (the “Early Exercise Period”) commencing on the date that the requisite approval is obtained from Warrantholders, excluding Blackmont Capital Inc. (“BCI” or “Financial Advisor”), its associates, affiliates and insiders (“Disqualified Warrantholders”) (the “Warrantholder Approval”) (except in limited circumstances as described under “U.S. Warrantholders”), and ending at 5:00 p.m. (Toronto time) (the “Early Warrant Expiry Time”) on the 30th day following such date (“Early Exercise Expiry Date”). The Early Exercise Shares to be issued upon the exercise of the Warrants during the Early Exercise Period represents a value of $0.43 based on the closing price of the Common Shares of $6.79 being the closing price of the Common Shares on the TSX on February 1, 2007, the date of the Corporation’s preliminary short form prospectus filed in connection with the Warrant Amendment (the “Preliminary Prospectus”).

The Warrant Amendment will be effected pursuant to the terms of a second supplemental warrant indenture (the “Second Supplemental Warrant Indenture”) to be entered into between the Corporation and the Warrant Agent. A copy of the form of the Second Supplemental Warrant Indenture is attached as Exhibit “A” to this Circular.
Notwithstanding the foregoing, a Warrantholder who is in the United States or who is, or who holds a Warrant for the account or benefit of, a U.S. person (as such term is defined in Regulation S under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”)) (a “U.S. Warrantholder”) must be an accredited investor as defined in Rule 501(a) of Regulation D under the U.S. Securities Act (an “Accredited Investor”) and must deliver the subscription form and representation letter required by the Second Supplemental Warrant Indenture at or before the Early Warrant Expiry Time in order to exercise their Warrants and receive Underlying Shares and Early Exercise Shares or must deliver the representation letter required by the Second Supplemental Warrant Indenture by the Early Warrant Expiry Time in order to have the Warrant exchanged for Exchange Shares. Any U.S. Warrantholder who does not comply with such requirements will not be permitted to exercise their Warrants and receive Underlying Shares and Early Exercise Shares and will not receive Exchange Shares in the event that at least 66 2/3% of the Warrants outstanding on the date that the requisite Warrantholder Approval is obtained have been exercised during the Early Exercise Period. Any Warrants held by U.S. Warrantholders who do not comply with such requirements will remain outstanding following the completion of the transactions contemplated in this Circular and each such Warrant will remain exercisable to purchase one Underlying Share on the terms set forth in the Warrant Indenture.
BACKGROUND AND REASONS FOR THE WARRANT AMENDMENT
WARRANT AMENDMENT
Warrant Indenture
The Warrants were created and issued pursuant to the terms of the Warrant Indenture. Pursuant to the terms of the Warrant Indenture, each Warrant entitles the holder thereof to purchase one Common Share (subject to adjustment in certain events) at the Exercise Price, at any time prior to the 5:00 p.m. (Toronto time) on December 31, 2007, after which time the Warrants will expire and become null and void. No fractional Common Shares may be issued pursuant to the Warrant Indenture (see “Warrant Amendment –Fractional Shares”). The Warrant Indenture was filed by the Corporation on SEDAR on January 5, 2005 and is available for review under Jaguar’s profile at www.sedar.com.
The Warrant Indenture provides the Warrantholders with the power, exercisable by “extraordinary resolution” (as hereinafter defined) to, among other things, agree with the Corporation to any amendment, modification, alteration, compromise, or arrangement of the rights of Warrantholders. The Warrant Indenture defines an “extraordinary resolution” to mean a resolution proposed to be (i) considered at a Warrantholder meeting duly convened for the purpose and held in accordance with the provisions of the Warrant Indenture at which there are Warrantholders present, in person or by proxy, representing at least 25% of the aggregate number of the then outstanding Warrants; and (ii) passed by the affirmative votes of the Warrantholders representing not less than 66 2/3% of the aggregate number of the then outstanding Warrants represented at the Warrantholders meeting and voted on a poll upon such resolution.
Second Supplemental Warrant Indenture
Immediately upon obtaining all necessary approvals, including the requisite Warrantholder Approval discussed elsewhere in this Circular, the Corporation proposes to enter into the Second Supplemental Warrant Indenture to provide, among other things, that: (i) each Warrant exercised during the Early Exercise Period will entitle the holder thereof to acquire, at the Exercise Price per Warrant, 0.063 of one Common Share in addition to the one Underlying Share otherwise issuable upon the exercise of each Warrant (except in limited circumstances described under “U.S. Warrantholders”).

2

The Second Supplemental Warrant Indenture will also provide that, in the event that at least 66 2/3% of the Warrants outstanding on the date that the requisite Warrantholder Approval is obtained have been exercised at or before the Early Warrant Expiry Time, each Warrant that has not been so exercised during the Early Exercise Period (except those Warrants held by U.S. Warrantholders in limited circumstances as described under “U.S. Warrantholders”) will be exchanged, without any further action on the part of the Warrantholder, including payment of the Exercise Price or any other additional consideration, for a fraction of a Common Share equal to: (A) one plus (B) 0.063 multiplied by 50% minus (C) $4.50 divided by the lesser of (i) the volume weighted average trading price (the “VWAP”) of the Common Shares on the TSX for the five trading days ending on the Early Exercise Expiry Date, and (ii) the closing price of the Common Shares on the Early Exercise Expiry Date. Assuming that the lesser of the VWAP for the five trading days ending on the Early Exercise Expiry Date and the closing price of the Common Shares on the TSX on the Early Exercise Expiry Date is $6.00, (i) each Warrant not exercised during the Early Exercise Period will automatically be exchanged for 0.2815 of a Common Share, and (ii) in the event that 66 2/3% of the Warrants (but no more) are exercised during the Early Exercise Period, a maximum of 506,536 Common Shares will be issued in exchange for the Warrants not exercised during the Early Exercise Period. The Common Shares issuable in exchange for the Warrants not exercised during the Early Exercise Period are collectively referred to herein as the “Exchange Shares”. Any Warrants to be exchanged for Exchange Shares shall be automatically exchanged immediately following the Early Warrant Expiry Time, and shall immediately thereafter be cancelled and be of no further force or effect.
Notwithstanding the foregoing, a U.S. Warrantholder who is in the United States or who is, or who holds a Warrant for the account or benefit of a U.S. person (as such term is defined in Regulation S under the U.S. Securities Act) (a “U.S. Person”) must be an Accredited Investor and must deliver the subscription form and representation letter required by the Second Supplemental Warrant Indenture at or before the Early Warrant Expiry Time in order to exercise their Warrants and receive Underlying Shares and Early Exercise Shares or must deliver the representation letter required by the Second Supplemental Warrant Indenture at or before the Early Exercise Expiry Date in order to have their Warrants exchanged for Exchange Shares. Any such U.S. Warrantholder who does not comply with such requirements will not be permitted to exercise their Warrants and receive Underlying Shares and Early Exercise Shares or receive Exchange Shares, and their Warrants held by U.S. Warrantholders who do not comply with such requirements will remain outstanding following the completion of the transactions contemplated in this Circular, and each such Warrant will remain exercisable to purchase one Underlying Share on the terms set forth in the Warrant Indenture.
A copy of the form of Second Supplemental Warrant Indenture is attached as Exhibit “A” to this Circular.
Warrantholders will be provided with notice of the execution of the Second Supplemental Warrant Indenture and the commencement of the Early Exercise Period by way of a press release to be issued by the Corporation, immediately following receipt of the requisite Warrantholder Approval.
Procedure for the Early Exercise or Automatic Exchange of Warrants Assuming Approval of Warrant Amendment
Upon the execution of the Second Supplemental Warrant Indenture to implement the Warrant Amendment, the existing Warrant certificates shall evidence the right to acquire the Early Exercise Shares, in addition to the Underlying Shares, and any Warrant certificate duly completed, executed and surrendered to the Warrant Agent at its Toronto address, in accordance with the procedure set out below, during the Early Exercise Period will entitle the holder thereof to acquire one Underlying Share and an additional 0.063 of one Common Share (except in limited circumstances described under “U.S. Warrantholders”). Warrantholders are encouraged to exercise their Warrants as soon as possible following the commencement of the Early Exercise Period and, in any event, at or before to the Early Warrant Expiry Time in order to take advantage of their right to acquire the Early Exercise Shares in addition to the Underlying Shares upon exercise of their Warrants.

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The registered holder of a Warrant may exercise the right to acquire one Underlying Share plus 0.063 of one Common Share by surrendering the certificate representing such Warrant to the Warrant Agent at any time following commencement of the Early Exercise Period and at or before the Early Warrant Expiry Time, by hand, courier or registered mail at its offices located at Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1. The Warrant certificate must be submitted together with (i) a duly completed and executed subscription in the form attached to the notice to Warrantholders accompanying this Circular as Schedule “B” to Exhibit “A”, specifying the number of Warrants that the holder intends to exercise; (ii) in the case of U.S. Warrantholders only, as described below under “U.S. Warrantholders”, a duly completed and executed U.S. Representation Letter in the form required by the Second Supplemental Warrant Indenture or in the form attached to the notice to Warrantholders accompanying this Circular as Schedule “C” to Exhibit “A”, and (iii) a certified cheque, bank draft or money order in Canadian dollars, payable to or to the order of the Corporation in an amount equal to the Exercise Price multiplied by the number of Warrants that the holder intends to exercise.
Within seven business days after the due exercise of a Warrant, the Corporation shall cause the Warrant Agent to mail to the person in whose name the Common Shares are to be issued, at the address specified in the subscription, the certificate(s) representing the Common Shares issued to such person in connection with the exercise of the Warrant. All Warrant certificates surrendered for full exercise shall be cancelled by the Warrant Agent and shall be of no further force or effect.
A Warrant certificate surrendered together with a duly completed and executed subscription and payment of the full Exercise Price will be deemed to be surrendered only upon personal delivery thereof to, or, if sent by mail or other means of transmission, upon actual receipt thereof by, the Warrant Agent. Any use of the mail to transmit Warrant certificates is at the risk of the Warrantholder. If such documents are to be mailed, it is recommended that registered mail, properly insured, be used with acknowledgement of receipt requested.
Fractional Shares
The Corporation will not be obliged to issue any fractional Common Shares or any cash or other consideration in lieu thereof upon the exercise or exchange of one or more Warrants. To the extent that the holder of one or more Warrants would otherwise have been entitled to receive, upon the exercise or exchange of a Warrant, a fraction of a Common Share, that holder may exercise that right in respect of the fraction only in combination with another Warrant or Warrants that in the aggregate entitle the holder to acquire a whole number of Common Shares. Otherwise, the number of Common Shares issuable upon the exercise or exchange of any Warrant shall be rounded down to the nearest whole number. Please note that only whole Warrants may be exercised or exchanged for Common Shares.
Financial Advisor Analysis
In connection with the proposed Warrant Amendment, the Corporation engaged BCI to act as financial advisor to the directors of the Corporation (the “Directors”) in connection with the issuance of the Early Exercise Shares and Exchange Shares and to provide an analysis of the proposed Warrant Amendment.
In recent months it became clear that the trading pattern of the Warrants was substantially the same as the trading pattern of the Common Shares, and that the trading price of the Warrants did not include a significant option value component in addition to the intrinsic or the “in-the-money” value normally associated with Warrant trading prices. Further, the market for the Warrants was and continues to be relatively illiquid, and the Warrants have begun to trade effectively as the underlying Common Shares.
In late November 2006, BCI and the Corporation discussed the possibility of encouraging the early exercise (“Early Exercise”) of Warrants by Warrantholders as a method for the Corporation to raise funds to finance the Corporation’s capital projects. Reasons given by BCI in favor of this proposal included faster execution, lower fees, less transaction risk, and minimal additional dilution.

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Initial discussions between the Corporation and BCI centered on offering a new warrant with longer maturity to existing Warrantholders. However, it was decided that providing Common Shares would be preferential because this would remove the Warrant overhang that increased the number of Common Shares outstanding on a fully-diluted basis. BCI evaluated two recent previous early warrant exercise undertakings where the mining company in question offered additional shares in return for the early exercise of existing “in the money” warrants. The two companies evaluated were Yamana Gold Inc. (“Yamana”) and HudBay Minerals Inc.
It was determined that an additional 25% over the existing time-value of the “in-the-money” Warrants would be paid by the Corporation to existing Warrantholders in shares. This was similar to the 20% additional amount paid by Yamana, a gold mining company with many similar operating characteristics and with shares that traded with similar volatility to those of the Corporation.
Using the Black-Scholes method, it was determined that the Corporation’s Warrants each had an existing time value (or “non-intrinsic value”) of $0.33 using 40% volatility. The Black-Scholes method, used extensively in financial markets throughout the world to value option-type instruments, is the preferred means to evaluate the Warrants since they are relatively illiquid and their bid-ask spread is often significant. Therefore, it was concluded that each existing Warrantholder would receive 0.063 Common Shares ($0.33 plus 25% equals $0.41 or 0.063 Common Shares of the Corporation based on the Corporation’s 20-day VWAP at January 23, 2007 of $6.51 (numbers may not add up due to rounding)).
BCI provided an opinion to the TSX that on a practical trading basis, the Warrants’ non-intrinsic value became insignificant starting in mid November 2006 and that the Warrants have been trading for all practical purposes as equity since that time and thus that the time value of the Warrants has not been material on such basis. BCI cited the example of the correlation between the Warrants and the Common Shares which has risen steadily since mid November reaching over 94% recently. Further, the non-intrinsic value of the Warrants as a percentage of the total Warrant value decreased steadily in time through 2006 as shown in the chart below.

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Fairness Opinion
In connection with the proposed Warrant Amendment, the Corporation engaged BCI to act as its financial advisor in connection with the issuance of the Early Exercise Shares and the Exchange Shares to the Warrantholders pursuant to the engagement agreement dated December 8, 2006 (the “Engagement Agreement”). See “Plan of Distribution — Financial Advisors”. BCI has provided an opinion (the “Fairness Opinion”) to the Directors that the issuance of the Early Exercise Shares and the Exchange Shares, is fair from a financial point of view, to holders of Common Shares (the “Shareholders”) (excluding the Disqualified Warrantholders) and to Warrantholders (excluding the Disqualified Warrantholders).
For purposes of the Fairness Opinion, BCI considered that the issuance of the Early Exercise Shares and the Exchange Shares to the Warrantholders would be fair, from a financial point of view, to the Shareholders (excluding the Disqualified Warrantholders) and to Warrantholders (excluding the Disqualified Warrantholders) if the probable aggregate value of the Underlying Shares and Early Exercise Shares and the Exchange Shares to be issued to Warrantholders pursuant to the Second Supplemental Warrant Indenture would exceed the probable aggregate value available to the Warrantholders in respect of their Underlying Shares and Warrants, if the Corporation were to maintain, in all material respects, the status quo, including its current debt and equity capital structure (the “Status Quo Alternative”). BCI did not take into account any tax considerations or the possibility of a tax liability in connection with the Amendment or the disposition of Warrants by Warrantholders.
The Fairness Opinion is dated as of February 1, 2007 and is attached to the Circular as Exhibit “B”. The Fairness Opinion was delivered to the Board of Directors. The Fairness Opinion is based upon, and subject to, a variety of factors, assumptions, limitations, qualifications and reservations and must be considered as a whole. The preparation of a fairness opinion is a complex process and is not necessarily

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susceptible to partial analysis or summary description. You should read the Fairness Opinion in its entirety.
Recommendation of the Board of Directors
The Directors have determined that the issuance of the Early Exercise Shares and, if applicable, the Exchange Shares, is in the Corporation’s best interests and is fair, from a financial point of view, to the Shareholders (excluding the Disqualified Warrantholders) and Warrantholders (excluding the Disqualified Warrantholders). The Board of Directors recommends that Warrantholders vote in favour of the Warrant Amendment.
The material factors considered by the Directors that supported their conclusion that the issuance of the Early Exercise Shares and the Exchange Shares to Warrantholders is fair, from a financial point of view, to the Shareholders (excluding the Disqualified Warrantholders) and Warrantholders (excluding the Disqualified Warrantholders) included:
(a)	the Second Supplemental Warrant Indenture provides Warrantholders with a transaction which provides Warrantholders an amount in excess of the “in-the-money” value of the Warrants and the trading price of the Warrants prior to the announcement of the Second Supplemental Warrant Indenture;

(b)	the Early Exercise would simplify the capital structure of the Corporation and bring it in line with the capital structures of industry peers;

(c)	in the event that all of the Warrants are exercised during the Early Exercise Period, the Corporation would receive gross proceeds of $24,292,125;

(d)	the Early Exercise would align the Corporation’s capital needs with the proceeds of the exercise of the Warrants, and the Corporation is currently developing its mineral properties;

(e)	assuming the cost of financing alternatives, the net present value differential of the proceeds under the transaction contemplated versus the status quo more than offsets the costs associated with completing the transaction, thereby providing value to Shareholders;

(f)	the estimated expenses of the Early Exercise are significantly less than the estimated expenses and underwriting fees which would be incurred with an equity financing such as a public offering or private placement;

(g)	in the event that all Warrantholders exercise their Warrants during the Early Exercise Period, the Corporation would issue approximately 340,090 Early Exercise Shares to Warrantholders which would represent only 0.64% of the outstanding Common Shares, including in the number of Common Shares outstanding, the Common Shares that would be issued if all Warrants were exercised pursuant to the Warrant Indenture;

(h)	the Early Exercise would increase the Corporation’s public float, which should have the corresponding effect of potentially increasing the trading liquidity of the Common Shares;

(i)	the Early Exercise would provide the Warrantholders with the benefits of a more liquid trading market for the Common Shares versus the relatively illiquid trading market for the Warrants immediately, instead of one year from now;

(j)	the Warrant Amendment provides Warrantholders with the opportunity to fully liquidate their investment for Common Shares in a transaction that provides Warrantholders with an amount in

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excess of the “in-the-money” value of the Warrants and the trading price of the Warrants prior to the announcement of the Warrant Amendment;

(k)	the Fairness Opinion to the Directors would provide that the issuance of the Early Exercise Shares and the Exchange Shares to Warrantholders is fair, from a financial point of view, to the Shareholders (excluding the Disqualified Warrantholders) and Warrantholders (excluding the Disqualified Warrantholders), where fairness is defined only from the perspective that the proposal provides probable additional value versus the Status Quo Alternative;

(l)	in order to be effective, the Warrant Amendment must be approved by at least 66 2/3% of the votes cast by Warrantholders (other than the Disqualified Warrantholders) in person or by proxy at a duly held extraordinary meeting of Warrantholders, at which there are Warrantholders present, in person or by proxy, representing not less than 25% of the aggregate number of outstanding Warrants;

(m)	pursuant to the requirements of the TSX, the Warrant Amendment must be approved by a majority of the Shareholders; and

(n)	in the event that less than 66 2/3% of the outstanding Warrants are exercised during the Early Exercise Period, each Warrant will continue to entitle the Warrantholder to acquire one Common Share until December 31, 2007 at a price of $4.50 per Common Share.
In light of the number and variety of factors considered by the Directors in connection with their evaluation of the issuance of the Early Exercise Shares and the Exchange Shares, the Directors did not find it practicable to assign relative weights to the foregoing factors.
In order to arrive at their recommendation, the Directors obtained the advice of legal counsel and the Financial Advisors, completed an examination of the terms and conditions of the Warrant Amendment and completed an examination of the Fairness Opinion. The Directors also considered that in order for U.S. Warrantholders to exercise their Warrants and receive Underlying Shares and Early Exercise Shares or receive Exchange Shares, U.S. Warrantholders will be required to qualify for an applicable exemption from registration under the U.S. Securities Act.
WARRANTHOLDER APPROVAL
Pursuant to the requirements of the TSX and the Warrant Indenture, the Warrant Amendment must be approved by an extraordinary resolution of the Warrantholders. An extraordinary resolution must be passed by the affirmative votes of Warrantholders representing not less than 66 2/3% of the votes cast by Warrantholders other than the Disqualified Warrantholders in person or by proxy at the Meeting, at which there are Warrantholders present, in person or by proxy, representing not less than 25% of the aggregate number of the outstanding Warrants. The TSX has required that the Warrantholder Approval exclude Disqualified Warrantholders.
The persons named in the enclosed form of proxy intend to vote at the Meeting for the approval of the extraordinary resolution concerning the Warrant Amendment, unless otherwise directed by the Warrantholder appointing them.
The form of the extraordinary resolution to be placed before the Warrantholders at the Meeting is as follows:
“BE IT RESOLVED AS AN EXTRAORDINARY RESOLUTION THAT:
1	The Corporation be and it is hereby authorized to enter into a second supplemental warrant indenture (the “Second Supplemental Warrant Indenture”) with Computershare Trust

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Company of Canada, as warrant agent, substantially in the form attached as Schedule “A” to the management information circular (the “Circular”) dated February 2, 2007 and delivered to holders of common share purchase warrants of the Corporation (the “Warrantholders”) for the purpose of amending the terms of the warrant indenture between the Corporation and Computershare Trust Company of Canada dated as of December 21, 2004 as amended by the First Supplemental Warrant Indenture dated December 20, 2005 (the “Warrant Indenture”), and the terms of the common share purchase warrants governed by the Warrant Indenture (the “Warrants”) in the manner described in the Circular (subject to adjustment), and any officer or director of the Corporation be and is hereby authorized to execute and deliver for and in the name of and on behalf of the Corporation, under its corporate seal or otherwise, the Second Supplemental Warrant Indenture with such changes as the person executing same may approve,the approval of such changes to be conclusively evidenced by the execution of the Second Supplemental Warrant Indenture.
2.	Any officer or director of the Corporation is authorized and directed to execute and deliver in the name of and on behalf of the Corporation and under its corporate seal or otherwise all such certificates, instruments, agreements, notices and other documents and to do such other acts and things as, in the opinion of such person, may be necessary or desirable in connection with the Second Supplemental Warrant Indenture, with the performance of the Corporation of its obligations thereunder, and to give effect to the foregoing and facilitate the implementation of the foregoing resolution.
3.	Notwithstanding the passing of this resolution by the Warrantholders, the directors of the Corporation are hereby authorized and empowered without further notice to or approval of the Warrantholders not to proceed with the Second Supplemental Warrant Indenture and the Warrants described in the Circular or to revoke this extraordinary resolution at any time prior to this resolution being effective.”
OTHER APPROVALS AND REGULATORY MATTERS
Pursuant to the requirements of the TSX, the issuance of the Early Exercise Shares to be issued upon the exercise of Warrants during the Early Exercise Period and the issuance of the Exchange Shares to be issued on any automatic exchange of the Warrants is required to be approved by a majority of the holders of Common Shares present or represented at a special meeting of Shareholders or by the consent of Shareholders holding a majority of the Common Shares of the Corporation. The TSX also requires that the Shareholders approval be obtained at least one business day prior to the date of the Meeting. The Corporation has chosen to proceed to obtain the written consent of Shareholders holding a majority of the Common Shares.
As of January 31, 2007, 47,917,908 Common Shares were issued and outstanding.
Resale Restrictions
The Corporation filed a preliminary short form prospectus dated February 1, 2007 to qualify the distribution of the Early Exercise Shares and the Exchange Shares in each of the provinces of Canada. If the Corporation obtains a receipt for the final prospectus, which qualifies the distribution of the Early Exercise Shares and the Exchange Shares, the Early Exercise Shares to be issued upon the exercise of the Warrants and the Exchange Shares to be issued upon any automatic exchange of Warrants will be not be subject to resale restrictions in Canada, other than in respect of a resale that is a control distribution (as such term is defined in the Securities Act (Ontario), in Canada.
The Underlying Shares, Early Exercise Shares or Exchange Shares issuable to, or for the account or benefit of, U.S. Persons or to persons within the United States as described below under “U.S. Warrantholders” may be offered, sold or otherwise transferred only (A) to the Corporation, (B) outside

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the United States in accordance with Rule 904 of Regulation S under the U.S. Securities Act and in accordance with applicable local laws and regulations, (C) within the United States in accordance with the exemption from the registration requirements of the U.S. Securities Act provided by Rule 144 or Rule 144A thereunder, if applicable or (D) in a transaction that does not require registration under the U.S. Securities Act, in each case in accordance with all applicable state securities laws. See “U.S. Warrantholders” below.
Stock Exchange Listings
The TSX has conditionally approved the listing of the Early Exercise Shares and the Exchange Shares, subject to the Corporation fulfilling all of the listing requirements of the TSX. In the event that a significant number not less than 66 2/3%, of the Warrants are exercised, there is no assurance that the Corporation will continue to meet the continued listing requirements of the TSX in respect of the listing of the Warrants and, in such case, the Warrants may be de-listed by the TSX.
U.S. WARRANTHOLDERS
The Underlying Shares, Early Exercise Shares and the Exchange Shares to be issued pursuant to the exercise of the Warrants, have not been and will not be registered under the U.S. Securities Act or any state securities laws and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption therefrom is available. A Warrantholder who is in the United States or who is, or who holds a Warrant for the account or benefit of a U.S. Person must be an Accredited Investor and must deliver the subscription form and representation letter required by the Second Supplemental Warrant Indenture at or before the Early Warrant Expiry Time in order to exercise their Warrants and receive Underlying Shares and Early Exercise Shares or must deliver the representation letter required by the Second Supplemental Warrant Indenture by the Early Exercise Warrant Time in order to have the Warrant exchanged for Exchange Shares (See “Procedure for the Early Exercise or Automatic Exchange of Warrants Assuming Approval of Warrant Amendment”).
Any U.S. Warrantholder who does not comply with such requirements will not be permitted to exercise their Warrants and receive Underlying Shares or Early Exercise Shares and will not receive Exchange Shares in the event that at least 66 2/3% of the Warrants outstanding on the date the requisite Warrantholder Approval is obtained have been exercised at or before the Early Warrant Expiry Time. Any Warrants held by U.S. Warrantholders who do not comply with such requirements will remain outstanding following the completion of the transactions contemplated in this Circular and each such Warrant will remain exercisable to purchase one Underlying Share on the terms set forth in the Warrant Indenture. The Underlying Shares, Early Exercise Shares or Exchange Shares so received by any such U.S. Warrantholder will have resale restrictions, as described above under “Other Approvals and Regulatory Matters — Resale Restrictions”. The Financial Advisor will not offer or sell Underlying Shares or Early Exercise Shares as part of the distribution of the Underlying Shares or Early Exercise Shares or solicit the Warrantholders in the United States, or who are, or hold Warrants for the account or benefit of U.S. Persons to exercise their Warrants during the Early Exercise Period, except as they will be permitted under a financial advisory agreement to be entered into between the Financial Advisor and the Corporation.
CONSOLIDATION CAPITALIZATION
During 2006, Jaguar issued (a) 11,435,000 Common Shares at $5.25 for total proceeds of $60,033,750, (b) 1,965,335 Common Shares pursuant to the exercise of various warrants for total cash proceeds of US$7,250,250, and (c) 1,171,236 Common Shares pursuant to the exercise of stock options (some of which were exercised pursuant to Jaguar’s limited cashless exercise program) for total stock option proceeds of US$105,521. Jaguar has not issued any Common Shares in 2007.

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As of January 31, 2007, Jaguar had 47,917,908 Common Shares presently issued and outstanding, 5,741,300 Warrants outstanding, and 5,269,000 stock options outstanding (with exercise prices ranging from US$1.00 to $6.40 and various vesting and expiry dates). As of January 31, 2007, the number of Common Shares on a fully-diluted basis is 58,928,208. If all of the outstanding Warrants were exercised under the current terms of the Warrant Indenture another 5,398,250 Common Shares would be issued. Under the Early Exercise, again assuming all of the outstanding Warrants are exercised, an additional 340,090 Common Shares are issued. The aggregate number of issued and outstanding Common Shares of the Corporation is increased by 5,738,340 Common Shares to 53,656,248 Common Shares if all of the outstanding Warrants are exercised under the Early Exercise.
Assuming that all of the outstanding Warrants are exercised during the Early Exercise Period, [and that no adjustment based on the anti-dilution provisions contained in the Warrant Indenture has taken place,] the gross proceeds to the Corporation will be Cdn.$24,292,125, and the net proceeds to the Corporation (after deducting the expenses of the distribution. In the event that less than all of the Warrants are exercised during the Early Exercise Period, the proceeds to the Corporation will be less than the proceeds that would have been received had all Warrants been exercised during the Early Exercise Period.
CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
In the opinion of the Corporation’s counsel, Miller Thomson LLP, and counsel to the Financial Advisors, Fraser Milner Casgrain LLP, the following is a summary of the principal Canadian federal income tax considerations as of the date hereof generally applicable under the Income Tax Act (Canada) (the “Tax Act”) arising from and relating to the Second Supplemental Warrant Indenture to a Warrantholder who exercises or disposes of Warrants and acquires, holds and disposes of Common Shares (including the Underlying Shares, Early Exercise Shares and Exchange Shares). This summary is applicable to a Warrantholder who, for purposes of the Tax Act, and at all material times, deals at arm’s length and is not affiliated with the Corporation and holds the Warrants and will hold any Common Shares as capital property. Generally, Warrants and Common Shares will be considered to be capital property to a holder provided that the holder does not hold such security in the course of carrying on a business and has not acquired them in one or more transactions considered to be an adventure in the nature of trade.
This summary is not applicable to a Warrantholder that is a “financial institution” (as defined in the Tax Act for purposes of the mark-to-market rules), a “specified financial institution” or a Warrantholder an interest in which is a “tax shelter investment” (all as defined in the Tax Act). In addition, this summary does not address the deductibility of interest by a Warrantholder who has borrowed money to acquire Warrants or Common Shares.
This summary is based upon the current provisions of the Tax Act and regulations thereunder in force as at the date hereof, specific proposals to amend the Tax Act and regulations thereunder that have been publicly announced by, or on behalf of, the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”), the current provisions of the Canada-United States Income Tax Convention (1980) (the “Convention”) and counsel’s understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”). This summary assumes that the Proposed Amendments will be enacted as currently proposed although no assurance can be given in that regard. Except as otherwise indicated, this summary does not take into account or anticipate any changes in the applicable law, whether made by judicial, governmental or legislative decision or action nor does it take into account provincial or foreign tax laws or considerations, which might differ significantly from those discussed herein.
This summary is not exhaustive of all possible Canadian federal tax considerations and is not intended to be legal or tax advice to any particular Warrantholder. Warrantholders should consult their own tax advisors for advice with respect to the tax consequences based on their particular circumstances.

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Warrantholders Resident in Canada
The following portion of the summary is generally applicable to a Warrantholder who, at all relevant times for purposes of the Tax Act and any applicable income tax treaty, is, or is deemed to be, resident in Canada (a “Resident Warrantholder”). Certain Resident Warrantholders whose Common Shares might not otherwise qualify as capital property may, in certain circumstances, treat the Common Shares, and all other “Canadian securities” as defined in the Tax Act, as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. This election does not apply to Warrants.
Amendment of Warrant Indenture
Although the matter is not free from doubt, counsel are of the view that the amendments contained in the Second Supplemental Warrant Indenture would not constitute substantial changes to the fundamental terms of the Warrants and accordingly will not result, in and of themselves, in a disposition of the Warrants by Resident Warrantholders. In the event that the amendments contained in the Second Supplemental Warrant Indenture were considered fundamental so that their adoption resulted in a disposition of the Warrants and an acquisition of new warrants, then the Warrantholder would realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the Warrant, net of any reasonable costs of disposition, exceeded (or were less than) the adjusted cost base to the Resident Warrantholder. The proceeds of disposition of the Warrants and the cost of any new warrants would be equal to the fair market value of the new warrants received at the time the Second Supplemental Warrant Indenture became effective. The taxation of capital gains and capital losses is discussed below under “Capital Gains and Capital Losses”.
Receipt of Early Exercise Shares upon the Early Exercise of Warrants
Counsel are of the view that the receipt of the Early Exercise Shares by a Resident Warrantholder who exercises Warrants during the Early Exercise Period should not constitute the receipt of an inducement payment within the meaning of paragraph 12(1)(x) of the Tax Act by the Resident Warrantholder or otherwise be included in the income of a Resident Warrantholder. Subject to the comments below, in the event that the receipt of the Early Exercise Shares is considered to be such an inducement payment then Resident Warrantholders generally will be required to include in income for the year an amount equal to the fair market value of the Early Exercise Shares received. Resident Warrantholders may be entitled to make an election under subsection 53(2.1) of the Tax Act to reduce the adjusted cost base of their Common Shares rather than have an income inclusion under paragraph 12(1)(x). Resident Warrantholders should consult with their own tax advisors regarding the possibility of making this tax election.
Exercise of Warrants
No gain or loss will be realized by a Resident Warrantholder upon the exercise of a Warrant. When a Warrant is exercised and Common Shares (including any Early Exercise Shares) are acquired, the cost to the Resident Warrantholder of the Common Shares thus acquired will be the aggregate of the adjusted cost base, for that Resident Warrantholder, of the Warrant and the price paid for the Common Shares upon exercise of the Warrant. The cost to a Resident Warrantholder of Common Shares acquired upon the exercise of a Warrant must be averaged with the adjusted cost base (determined immediately before the exercise of the Warrant) of all other Common Shares held by the Resident Warrantholder as capital property at the time of the exercise of the Warrant.
Expiry of Warrants
The expiry of a Warrant will generally result in a capital loss to a Resident Warrantholder equal to the adjusted cost base of the Warrant to the Resident Warrantholder immediately before its expiry.

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Disposition of Warrants and Common Shares
If the amendments contained in the Second Supplemental Warrant Indenture are approved and holders of more than 66 2/3% of the outstanding Warrants exercise their Warrants during the Early Exercise Period, then the Corporation will acquire any remaining outstanding Warrants in exchange for the Exchange Shares. A Resident Warrantholder who disposes of Warrants to the Corporation for Exchange Shares pursuant to the Second Supplemental Warrant Indenture will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition for the Warrants, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Resident Warrantholder of the Warrants. The proceeds of disposition of such Warrants will be equal to the fair market value of the Exchange Shares received and the cost of the Exchange Shares to the Resident Warrantholder will be equal to such fair market value. The taxation of capital gains and capital losses is discussed below under “Capital Gains and Capital Losses”.
In general, a disposition, or a deemed disposition, of a Warrant (other than on the exercise or expiry thereof) or a Common Share will give rise to a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the Warrant or Common Share, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Resident Warrantholder of the Warrant or Common Share, respectively. In the event a Resident Warrantholder who acquires Common Shares also holds other Common Shares, the adjusted cost base of the Common Shares will be determined by averaging the adjusted cost base of all the Common Shares of that Resident Warrantholder held as capital property. The taxation of capital gains and capital losses is discussed below under “Capital Gains and Capital Losses”.
Capital Gains and Capital Losses
Generally, one-half of a capital gain must be included in income as a taxable capital gain for the year of the disposition and one-half of a capital loss is an allowable capital loss. An allowable capital loss for a year normally may be deducted by the Resident Warrantholder in computing income to the extent of any taxable capital gains for the year. Any allowable capital loss not deductible in the year may be deducted against taxable capital gains in computing taxable income for any of the three preceding years or any subsequent year to the extent and under the circumstances specified in the Tax Act. Capital gains realized by an individual, other than certain specified trusts, will be relevant in computing possible liability under the alternative minimum tax.
In general, in the case of a Resident Warrantholder that is a corporation, the amount of any capital loss otherwise determined arising from a disposition or deemed disposition of Common Shares may be reduced by the amount of dividends previously received thereon to the extent and under circumstances specified in the Tax Act. Analogous rules apply where a corporation is, directly or through a trust or partnership, a member of a partnership or a beneficiary of a trust which owns Common Shares. Resident Warrantholders to whom these rules may be relevant should consult their own tax advisors.
A “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6 2/3% on its “aggregate investment income” for the year that will include amounts in respect of taxable capital gains (but not dividends or deemed dividends deductible in computing taxable income).
Dividends
Dividends received or deemed to be received on the Common Shares by an individual (including a trust) will be included in computing the individual’s income for tax purposes and will be subject to the gross-up and dividend tax credit rules normally applicable to dividends received from taxable Canadian

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corporations. Draft legislation issued by the Minister of Finance (Canada) on June 29, 2006, if enacted in its current form, would provide for an enhanced dividend tax credit in respect of “eligible dividends” paid by the Corporation. A Resident Warrantholder that is a corporation will include dividends received or deemed to be received on the Common Shares in computing its income for tax purposes and generally will be entitled to deduct the amount of such dividends in computing its taxable income, with the result that no tax will be payable by it in respect of such dividends. Certain corporations, including private corporations and subject corporations (as such terms are defined in the Tax Act), may be liable to pay a refundable tax under Part IV of the Tax Act at the rate of 33 1/3% of the dividends received or deemed to be received on the Common Shares to the extent that such dividends are deductible in computing taxable income.
Warrantholders Resident in the United States
The following summary is generally applicable to Warrantholders who (i) for the purposes of the Tax Act have not been and will not be deemed to be resident in Canada at any time while they hold Warrants or Common Shares; (ii) do not use or hold the Warrants and Common Shares in carrying on a business in Canada; and (iii) are residents of the United States for purposes of the Convention (“U.S. Holders”). Special rules, which are not discussed in this summary, may apply to a U.S. Holder that is an issuer carrying on business in Canada and elsewhere.
Amendment of Warrant Indenture
The Canadian federal income tax consequences to a U.S. Holder resulting from the amendments to the Warrant Indenture are generally the same as those described above that apply to a Resident Warrantholder.
Exercise of Warrants during the Early Exercise Period
The Canadian federal income tax consequences to a U.S. Holder of the Early Exercise are generally the same as those described above that apply to a Resident Warrantholder.
Receipt of Early Exercise Shares upon the Early Exercise of Warrants
A U.S. Holder should not be subject to tax under the Tax Act in respect of the receipt of the Early Exercise Shares as consideration for the exercise of Warrants during the Early Exercise Period.
Disposition of Warrants and Common Shares
A U.S. Holder will not be subject to tax under the Tax Act in respect of any capital gain on the disposition of Warrants or Common Shares unless the Warrants or Common Shares, as the case may be, constitute “taxable Canadian property” of the U.S. Holder for purposes of the Tax Act and the U.S. Holder is not entitled to relief under the Convention. In general, Warrants and Common Shares, as the case may be, will not be taxable Canadian property at a particular time provided that (i) the Common Shares are listed on a “prescribed stock exchange” (which currently includes the TSX); and (ii) at no time during the 60 month period immediately preceding the disposition of the Warrants or Common Shares were 25% or more of the issued shares of any class or series of the Corporation’s capital stock owned by the U.S. Holder, by persons with whom the U.S. Holder did not deal at arm’s length, or by the U.S. Holder together with such persons.
U.S. Holders whose Warrants or Common Shares constitute taxable Canadian property should consult their own tax advisors with respect to the Canadian tax consequences, including the effects thereon of the provisions of the Convention, or disposing of such securities.

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Dividends
Dividends paid or credited or deemed under the Tax Act to be paid or credited to a U.S. Holder on the Common Shares generally will be subject to Canadian withholding tax at the rate of 15%. This rate is reduced to 5% in the case of a U.S. Holder that is a corporation that owns at least 10% of the voting shares of the Corporation.
PRICE RANGES AND TRADING VOLUMES
Common Shares
The following table sets forth the volume of trading and closing price ranges of the Common Shares on the TSX since January 1, 2006.

Period	High	Low	Volume
2006

January	$4.89	$3.90	711,671
February	$5.76	$4.00	1,312,012
March	$6.08	$5.08	5,019,220
April	$6.05	$5.25	2,367,344
May	$5.78	$3.92	4,170,111
June	$5.00	$3.66	1,294,081
July	$4.80	$4.40	4,094,782
August	$5.25	$4.25	1,738,112
September	$5.11	$4.02	2,038,983
October	$4.91	$4.40	1,908,468
November	$7.34	$4.70	1,808,302
December	$7.25	$6.21	826,343

2007

January	$6.90	$5.00	1,772,930
February 1	$6.80	$6.70	81,075

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Warrants
The following table sets forth the volume of trading and closing price ranges of the Warrants on the TSX since January 1, 2006.

Period	High	Low	Volume
2006

January	$1.55	$0.80	615,220
February	$2.08	$0.93	402,067
March	$3.09	$1.76	196,735
April	$2.71	$2.09	82,238
May	$2.20	$1.10	127,200
June	$1.60	$1.00	89,200
July	$1.50	$1.30	21,050
August	$1.83	$1.27	90,090
September	$1.99	$1.32	32,215
October	$1.60	$1.22	49,350
November	$3.30	$1.40	156,874
December	$3.25	$2.78	46,000

2007

January	$3.00	$2.25	158,437
February 1	$3.49	$3.00	13,600
GENERAL PROXY SOLICITATION
THIS INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF THE CORPORATION OF PROXIES TO BE USED AT THE MEETING OF WARRANTHOLDERS OF THE CORPORATION, AND ANY AND ALL ADJOURNMENTS THEREOF (THE “MEETING”) TO BE HELD AT 11:00 AM ON WEDNESDAY, THE 28TH DAY OF FEBRUARY, 2007 (THE “MEETING DATE”), AT THE OFFICES OF MILLER THOMSON LLP, 40 KING STREET WEST, SUITE 5800, TORONTO, ONTARIO, CANADA. THE SOLICITATION WILL BE PRIMARILY BY MAIL BUT PROXIES MAY ALSO BE SOLICITED PERSONALLY OR BY TELEPHONE BY REGULAR EMPLOYEES, OFFICERS AND DIRECTORS OF THE CORPORATION AT NOMINAL COST. THE COST OF SUCH SOLICITATION BY MANAGEMENT WILL BE BORNE BY THE CORPORATION.
The Corporation may also reimburse brokers or nominees holding Warrants in their names or in the names of their principals for their reasonable expenses in sending solicitation materials to their principals. BCI. has been retained by the Corporation as an information proxy solicitation agent in connection with, among other things, the solicitation of proxies at the Meeting at an agreed cost of 3.0% of the Exercise Price for each Warrant that has been submitted for exercise in connection with the proposal with a maximum fee for any single beneficial holder plus all reasonable third party expenses and legal fees and disbursements.
The directors of the Corporation have fixed the close of business on Monday, January 29, 2007 as the record date, being the date for the determination of the registered holders of Warrants entitled to receive

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notice of and to vote at the Meeting, and any adjournment or adjournments thereof except to the extent that (a) a Warrantholder has transferred his or her Warrants after the record date and (b) the transferee of those Warrants produces properly endorsed Warrant certificates or otherwise establishes that he or she owns such Warrants and demand not later than five days prior to the Meeting that his or her name be included in the list of registered Warrantholders before the Meeting, in which case the transferee is entitled to vote his or her Warrants at the Meeting. Duly completed and executed proxies must be received by the Warrant Agent at the address indicated on the enclosed envelope no later than 11:00 a.m. (Toronto time) on Monday, the 26th day of February, 2007, or not less than 48 hours (excluding Saturdays, Sundays and holidays) before any adjournments as the time by which the proxies to be used or acted upon at the Meeting or any adjournments thereof, or delivered to the Chairman of the Meeting on the day of the Meeting.
Unless otherwise stated, the information contained in this Circular is as of January 31, 2007.
Appointment and Revocation of Proxies
The persons named in the enclosed form of proxy are officers of the Corporation. A Warrantholder desiring to appoint some other person or company to represent such Warrantholder at the meeting may do so either by inserting such person’s or company’s name in the blank space provided in that form of proxy or by completing another proper form of proxy. In either case, the completed proxy must be deposited with the Corporation or with Computershare Trust Company of Canada at the address indicated on the enclosed envelope so that it is received prior to 11:00 a.m. on the 26th day of February, 2007, or not less than 48 hours (excluding Saturdays, Sundays and holidays) before any adjournments as the time by which the proxies to be used or acted upon at the Meeting or any adjournments thereof, or delivered to the Chairman of the Meeting on the day of the Meeting.
A proxy given pursuant to this solicitation may be revoked by instrument in writing, including another proxy bearing a later date, executed by the shareholder or by his attorney authorized in writing, and deposited either: (i) with the Corporation at any time up to and including the last business day preceding the day of the Meeting at which the proxy is to be used; or (ii) with the Chairman of such Meeting on the day of the Meeting; or (iii) in any other manner permitted by law.
Voting and Exercise of Discretion by Proxies
Warrants represented by the persons designated in the printed form of the enclosed form of proxy will be voted for each of the matters to be voted on by Warrantholders as described herein or voted against if so indicated on the form of proxy. IN THE ABSENCE OF SUCH INDICATION OF VOTING PREFERENCE, SUCH WARRANTS SHALL BE VOTED “FOR” OR WITHHELD FROM VOTING IN ACCORDANCE WITH THE INSTRUCTIONS OF THE WARRANTHOLDER ON ANY BALLOT THAT MAY BE CALLED FOR AND, IF THE WARRANTHOLDER SPECIFIES A CHOICE WITH RESPECT TO ANY MATTER TO BE ACTED ON, THE SECURITIES WILL BE VOTED ACCORDINGLY. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting, or other matters which may properly come before the Meeting. At the date of this Information Circular management knows of no such amendments, variations or other matters to come before the Meeting.
Voting by Non-Registered Warrantholders
Only registered Warrantholders other than the Disqualified Warrantholders or the persons they appoint as their proxies are permitted to vote at the Meeting. Most Warrantholders are “non-registered” Warrantholders (“Non-Registered Warrantholders”) because the Warrants they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust Corporation through which they purchased the Warrants. Warrants beneficially owned by a Non-Registered

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Warrantholder are registered either: (i) in the name of an intermediary (an “Intermediary”) that the Non-Registered Warrantholder deals with in respect of the Warrants (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant. In accordance with applicable securities law requirements, the Corporation will have distributed copies of the Notice of Meeting, this Circular, the form of proxy and the supplemental mailing list return card (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for distribution to Non-Registered Warrantholders.
Intermediaries are required to forward the Meeting Materials to Non-Registered Warrantholders unless a Non-Registered Warrantholder has waived the right to receive them. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Warrantholders. Generally, Non-Registered Warrantholders who have not waived the right to receive Meeting Materials will either:
(i)	be given a voting instruction form that is not signed by the Intermediary and that, when properly completed and signed by the Non-Registered Warrantholder and returned to the Intermediary or its service Corporation, will constitute voting instructions (often called a “voting instruction form”) which the Intermediary must follow. Typically, the voting instruction form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the voting instruction form will consist of a regular printed form of proxy accompanied by a page of instructions that contains a removable label with a bar-code and other information. In order for the form of proxy to validly constitute a voting instruction form, the Non-Registered Warrantholder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service Corporation in accordance with the instructions of the Intermediary or its service Corporation; or

(ii)	be given a form of proxy that has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Warrants beneficially owned by the Non-Registered Warrantholder but that is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Warrantholder when submitting the proxy. In this case, the Non-Registered Warrantholder who wishes to submit a proxy should properly complete the form of proxy and deposit it with Jaguar Mining Inc., c/o Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1.
In either case, the purpose of these procedures is to permit Non-Registered Warrantholders to direct the voting of the Warrants they beneficially own. Should a Non-Registered Warrantholder who receives one of the above forms wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Warrantholder), the Non-Registered Warrantholder should strike out the persons named in the form of proxy and insert the Non-Registered Warrantholder or such other person’s name in the blank space provided. In either case, Non-Registered Warrantholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or voting instruction form is to be delivered.
A Non-Registered Warrantholder may revoke a voting instruction form or a waiver of the right to receive Meeting Materials and to vote that has been given to an Intermediary at any time by written notice to the Intermediary provided that an Intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive Meeting Materials and to vote that is not received by the Intermediary at least seven days prior to the Meeting.

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Interest of Certain Persons in Matters to be Acted Upon
Other than as disclosed elsewhere in this Circular, since the commencement of the Corporation’s last completed financial year, no informed person of the Corporation or any associate or affiliate of an informed person has or had any material interest, direct or indirect, in any transaction or any proposed transaction that has materially affected or will materially affect the Corporation or any of its subsidiaries.
BCI is not an insider, associate or affiliate (as such terms are defined in the Securities Act (Ontario)) of Jaguar or any of its associates or affiliates. BCI has not provided any financial advisory services or participated in any financing involving the Corporation or any of its associates or affiliates within the past 24 months, other than (i) services provided under the Engagement Agreement, (ii) acting as lead underwriter in connection with a March 2006 offering of Common Shares (the “March 2006 Offering”), and (iii) acting as a syndicate member in connection with a December 2004 offering of units. Further, BCI will act as (a) agent in connection with the qualification of the Early Exercise Shares and the Exchange Shares for distribution to Warrantholders, and (b) soliciting managing dealer in relation to the Warrant Amendment.
BCI acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of the Corporation or its associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of companies or clients for which it received or may receive compensation. As an investment dealer, BCI conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to the Corporation or for its associates or affiliates, or with respect to the transaction constituted by the Warrant Amendment. BCI may, in the future, in the ordinary course of its business, perform financial advisory or investment banking services for the Corporation or its associates and affiliates.
Under the Engagement Agreement, BCI will be (i) paid a fee by the Corporation for advisory services, including for the delivery of this Fairness Opinion, and (ii) entitled to additional fees in connection with the Warrant Amendment, some of which are subject to the successful completion of the Warrant Amendment. In addition, BCI is to be reimbursed for its reasonable out-of-pocket expenses and is to be indemnified by the Corporation in accordance with the indemnity that forms part of the Engagement Agreement.
BCI also holds 26,625 Warrants or 0.5% of the outstanding Warrants and 137,220 broker warrants of the Corporation received in connection with the March 2006 Offering which expire in March 2008.

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Securities Authorized for Issuance under Equity Compensation Plans
     As of the end of the Corporation’s most recently completed financial year, the Corporation had the following compensation plans under which equity securities of the Corporation were authorized for issuance:
Equity Compensation Plan Information

	Number of securities to	Weighted-average	Number of securities
	be issued upon exercise if	exercise price of	remaining available for
	outstanding options,	outstanding options,	future issuance under
	warrants and rights	warrants and rights	equity compensation
plans (excluding
securities reflected in
column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders(1)	5,269,000	Cdn.$4.70	247,396

(1)	The corporation has no equity compensation plan other than its stock option plan
Voting Securities and Principal Holders Thereof
As of January 31, 2007, 5,398,250 Warrants were issued and outstanding. Each Warrant entitles the holder thereof to one vote on all matters to be acted upon at the Meeting. The record date for the determination of Warrantholders entitled to receive notice of and to vote at the Meeting has been fixed at January 29, 2007. In accordance with the provisions of the Warrant Indenture, the Corporation will prepare a list of Warrantholders as of such record date. Subject to the requirements of the TSX, each Warrantholder named in the list will be entitled to vote the Warrants shown opposite such Warrantholder’s name on the list at the Meeting, except to the extent that (a) a Warrantholder has transferred the Warrants held by such Warrantholder after the record date and (b) the transferee of those Warrants produces properly endorsed Warrant certificates or otherwise establishes that such Warrantholder owns such Warrants and demands not later than five days prior to the Meeting that such Warrantholder’s name be included in the list of registered Warrantholders before the Meeting, in which case the transferee is entitled to vote his or her Warrants at the Meeting. All such holders of record of Warrants are entitled either to attend and vote thereat in person the Warrants held by them or, provided a completed and executed form of proxy shall have been delivered to the Warrant Agent within the time specified in the attached Notice of Meeting, to attend and vote thereat by proxy the Warrants held by them. The Disqualified Warrantholders are not entitled to vote on the resolution.
To the knowledge of the Directors and executive officers of the Corporation, as of January 31, 2007, no person, or Corporation beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the voting rights attached to the Warrants except for the following:

Warrantholder	Number of Warrants	Percentage of Warrants
Wellington Management Company, LLP	562,100	10.4%
Ridgefield Capital Asset Management. L.P.	625,000	11.6%

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AUDITORS
The auditors of the Corporation are KPMG LLP, Chartered Accountants, Toronto, Ontario and were first appointed on March 1, 2002.
DOCUMENTS INCORPORATED BY REFERENCE
Information has been incorporated by reference in this Circular from documents filed with securities commissions or similar regulatory authorities in Canada. Copies of the documents incorporated herein by reference may be obtained by a Warrantholder without charge at any time prior to the Meeting from the Corporation at 48 Pleasant Street, Concord, NH 03301 or e-mailing ir@jaguarmining.com. These documents are also available at www.sedar.com under our profile.
The Preliminary Prospectus, filed by the Corporation with the securities commissions or similar regulatory authorities in each of the provinces of Canada, is specifically incorporated by reference into, and forms an integral part of, this Circular.
Any statement contained in this Circular, the Preliminary Prospectus, or in a document incorporated or deemed to be incorporated by reference herein or therein shall be deemed to be modified or superseded, for purposes of this Circular, to the extent that a statement contained herein or therein or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference herein modifies, replaces or supersedes such statement.
Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Circular. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes.
The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.
ADDITIONAL INFORMATION
Additional information relating to the Corporation may be found at www.sedar.com. Additional financial information is provided in the Corporation’s comparative financial statements and management’s discussion and analysis for the fiscal year ended December 31, 2005, which can be found in the Corporation’s annual report to Shareholders which can also be found at our profile at www.sedar.com. Warrantholders may also request these documents without charge from the Corporation at 48 Pleasant Street, Concord, NH 03301 or e-mailing ir@jaguarmining.com.
OTHER BUSINESS
Management knows of no matter to come before the Meeting other than the matters referred to in the Notice of Meeting.

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APPROVAL
The contents and sending of this Information Circular have been approved by the directors of the Corporation.
DATED as of the 2nd day of February, 2007.
DANIEL R. TITCOMB
Daniel R. Titcomb,President

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EXHIBIT “A”
SECOND SUPPLEMENTAL WARRANT INDENTURE
Between
JAGUAR MINING INC.
- and -
COMPUTERSHARE TRUST COMPANY
•, 2007

THIS SECOND SUPPLEMENTAL WARRANT INDENTURE dated as of the • day of •, 2007
B E T W E E N:
JAGUAR MINING INC.,
a corporation governed under the laws of the Province of Ontario
(hereinafter called the “Corporation”)
A N D
COMPUTERSHARE TRUST COMPANY OF CANADA,
a trust company, incorporated under the laws of Canada and duly authorized to carry on the trust business in each Province of Canada
(hereinafter called the “Warrant Agent”)
WHEREAS:
A. The Corporation and the Warrant Agent entered into a warrant indenture (the “Warrant Indenture”) dated as of December 31, 2004 pursuant to which 4,762,500 common share purchase warrants of the Corporation (the “Warrants”) and 285,750 Warrants arising from broker warrants in connection with the offering previously described were issued and are outstanding as of the date hereof prior to the issuance of Additional Warrants (as hereinafter defined);
B. The Corporation and the Warrant Agent entered into a supplemental warrant indenture (the “First Supplemental Warrant Indenture”) dated as of December 20, 2005 pursuant to which a total of 350,000 additional warrants (the “Additional Warrants”) were created and authorized to be issued and are outstanding as of the date hereof;
C. Section 6.1 of the Warrant Indenture provides that from time to time the Corporation and the Warrant Agent may, subject to the provisions of the Warrant Indenture and with the prior consent of the Exchange, execute and deliver by their proper officers or directors, indentures or instruments supplemental to the Warrant Indenture;
D. Section 6.1 (d) of the Warrant Indenture provides for the creation of indentures supplemental to the Warrant Indenture for the purpose of giving effect to any extraordinary resolution passed by the Warrantholders as provided in Article 5 of the Warrant Indenture;

E. In accordance with Article 5 of the Warrant Indenture, the Corporation and the Warrant Agent propose to amend the Warrant Indenture as herein provided;
F. Pursuant to the requirements of the Toronto Stock Exchange (the “Exchange”), the issuance of this Second Supplemental Warrant Indenture, the issuance of any Early Exercise Shares and the issuance of any Exchange Shares will not take place unless the Second Supplemental Warrant Indenture is consented to by holders of common shares of the Corporation (the “Shareholders”) holding a majority of common shares of the Corporation and is approved by not less than 66 2/3% of the votes cast by Warrantholders, excluding Blackmont Capital Inc. (“BCI” or “Financial Advisor”), its associates, affiliates and insiders (“Disqualified Warrantholders”), in person or by proxy at a meeting of Warrantholders, at which there are Warrantholders, present in person or by proxy, representing not less than 25% of the aggregate number of outstanding Warrants (“Warrantholder Approval”);
G. The Shareholders holding a majority of common shares have consented to the Second Supplemental Warrant Indenture;
H. In accordance with Article 5 of the Warrant Indenture, the Warrantholders have passed an extraordinary resolution proposed by the Corporation at a meeting of Warrantholders, approving the amendments to the Warrant Indenture set forth herein and implemented hereby; and
I. The foregoing recitals are made as statements of fact by the Corporation and not by the Warrant Agent.
NOW THEREFORE THIS SECOND SUPPLEMENTAL WARRANT INDENTURE WITNESSES that for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties covenant and agree as follows:
ARTICLE 1
AMENDMENT OF THE WARRANT INDENTURE
1.1 Notice to Warrantholders
The Corporation shall promptly give notice of its execution of this Second Supplemental Warrant Indenture to the Warrantholders by way of a press release to be issued by the Corporation, which notice shall supplement the notice previously mailed to the Warrantholders, substantially in the form of Schedule “A” hereto, announcing the Corporation’s intention to enter into this Second Supplemental Warrant Indenture.
1.2 Amendment of Recital D of the Warrant Indenture
Recital D of the Warrant Indenture is hereby amended to read as follows: “Each whole Warrant will be exercisable to acquire, subject to adjustment in stated circumstances, that number of securities or other property equal to the Exchange Number at any time prior to the Warrant Expiry Time, all upon the terms and conditions herein set forth;”
1.3 Amendment of Section 1.1 of the Warrant Indenture
Section 1.1 of the Warrant Indenture is hereby amended to add the following definitions:
“Common Shares” means the common shares without par value in the capital of the Corporation as constituted on December 31, 2004, provided that in the event of any adjustment pursuant to Article 3 of the Warrant Indenture dated December 31, 2004, “Shares” will thereafter mean the shares or other securities or property resulting from such adjustment that a Warrantholder is entitled to acquire on exercise of a Warrant after the adjustment;
“Early Exercise Expiry Date” means the last day of the 30-day early exercise period commencing on the date the requisite approval of Warrantholders, not including the Warrants beneficially held by Blackmont Capital Inc. (“BCI” or “Financial Advisor”), its associates, affiliates and insiders, is obtained;
“Early Warrant Expiry Time” means 5:00 p.m. (Toronto time) on the Early Exercise Expiry Date;
“Early Exercise Period” means the 30-day early exercise period commencing on the date the requisite Warrantholder Approval is obtained and ending at 5:00 p.m. (Toronto time) on the 30th day following such date;
“Early Exercise Shares” means, collectively, the additional 0.063 of one Common Share to be issued upon the exercise of a Warrant during the Early Exercise Period, subject to Section 3.2 hereof;
“Exchange Payment” means that fraction of a Common Share equal to (a) one plus (b) 0.063 Common Share multiplied by 50% minus (c) $4.50 divided by the lesser of (i) the VWAP of the Common Shares on the TSX for the five trading days ending on the Early Exercise Expiry Date, and (ii) the closing price of the Common Shares on the Early Exercise Expiry Date;
“Exchange Shares” means, collectively, the Common Shares to be issued to Warrantholders pursuant to section 3A.1. hereof, based on the Exchange Number;
“Second Supplemental Warrant Indenture” means this supplemental warrant indenture dated as of •, 2007;
“VWAP” means, the volume weighted average trading price of the Common Shares on the Exchange.

The following definitions in Section 1.1 of the Warrant Indenture are hereby amended to read as follows:
“Exchange Number” means, as at any time, the number of Common Shares or other classes of securities or other property that a Warrantholder is entitled to receive upon the exercise of the rights attached to each Warrant pursuant to the provisions of this Indenture and which (i) during the Early Exercise Period, shall be equal to one Common Share and an additional 0.063 of one Common Share and (ii) following the Early Exercise Period, in the event that not less than 66 2/3% of the Warrants outstanding on the date hereof have been exercised during the Early Exercise Period, shall be equal to a fraction of a Common Share per Warrant determined in accordance with the Exchange Payment, or (iii) following the Early Exercise Period, in the event that less than 66 2/3% of the Warrants have been exercised during the Early Exercise Period, shall be equal to one Common Share per Warrant, all subject to adjustment and the limitations set out in the provisions hereof;
“Shares” means Common Shares;
“Subject Securities” means, collectively, the Common Shares or other classes of securities or other property issuable upon exercise or exchange of the Warrants pursuant to the Exchange Number;
1.4 Amendment of Section 2.1.2 of the Warrant Indenture
Section 2.1.2 of the Warrant Indenture is hereby amended to read as follows:
2.1.2	Subject to adjustment as provided in this Indenture, each whole Warrant issued hereunder will entitle the holder thereof to acquire, upon exercise and upon due execution of the exercise form attached to the Warrant Certificate and upon payment of the Exercise Price, that number of Common Shares equal to the Exchange Number, at any time from and after the date of issuance of such Warrant to and including the Warrant Expiry Time or Early Warrant Expiry Time as the case may be, in accordance with the provisions of this Indenture.
1.5 Amendment of Section 3.1.2 of the Warrant Indenture
Section 3.1.2 of the Warrant Indenture is hereby amended to read as follows:
3.1.2	Subject always to the provisions of this Indenture, including Article 2 and this Article 3, and to compliance by both the Corporation and the holder with applicable law and subject to the adjustments set out herein, the registered holder(s) of any Warrant may exercise the rights thereby conferred on such Warrantholder to acquire all or any part of the Subject Securities to which such Warrant entitles the holder, by surrendering the Warrant Certificate representing such Warrants to the Warrant Agent at any time on or before the Warrant Expiry Time or Early Warrant Expiry Time, as the case may be, at its principal stock transfer offices in the City of Toronto, Ontario (or at such additional place or places as may be decided by the Corporation from time to time with the approval of the Warrant Agent), together with (i) a duly completed and executed subscription of the registered holder or his or her executors, or administrators or other legal representative or his or her attorney duly appointed by an instrument in writing in the prescribed form and manner satisfactory to the Warrant Agent, substantially in the form of subscription set out in Schedule “B” attached to the Second Supplemental Warrant Indenture, specifying the number of Warrants exercised; (ii) in the case of a Warrantholder in the United States, or who holds a Warrant for the account or benefit of a U.S. Person, a duly completed and executed U.S. Representation Letter substantially in the form attached to the Second Supplemental Warrant Indenture as Schedule “C” and (iii) a certified cheque, bank draft or money order in lawful money of Canada, payable to or to the order of the Corporation in an amount equal to the Exercise Price multiplied by the number of Subject Securities subscribed for, provided that if the Warrants are exercised during the Early Exercise Period, the Exercise Price shall not be paid in respect of any Early Exercise Shares. However, a Warrant Certificate with the duly completed and executed subscription and payment of the Exercise Price, if applicable, shall be deemed to be surrendered only upon personal delivery thereof to or, if sent by mail or other means of transmission, upon actual receipt thereof by the Warrant Agent.
1.6	Addition of Sections 3A.1, 3A.2, 3A.3, 3A.4, and 3A.5 respectively of the Warrant Indenture
The following are hereby added as Sections 3A.1, 3A.2, 3A.3, 3A.4 and 3A.5, respectively, of the Warrant Indenture:
3A.1 Exchange of Warrants following Early Exercise Period
1.	In the event that at least 66 2/3% of the Warrants outstanding on the date that the requisite Warrantholder Approval is obtained have been exercised during the Early Exercise Period, then each Warrant that has not been so exercised in accordance with the requirements of Section 3.1 shall be exchanged, without any further action on the part of the Warrantholder, including payment of the Exercise Price or any other additional consideration, for the Exchange Payment immediately following the Early Exercise Expiry Date. Notwithstanding the foregoing, in the case of a Warrantholder in the United States, or who holds a Warrant for the account or benefit of a U.S. Person, such Warrantholder must deliver a duly executed U.S. Representation Letter, substantially in the form attached to the Second Supplemental Warrant Indenture as Schedule “C”, at or before the Early

Warrant Expiry Time in order to exercise their Warrants and receive Early Exercise Shares or to have their Warrants exchanged for Exchange Shares. Any such Warrantholder who does not comply with such requirement shall not be permitted to receive Early Exercise Shares or Exchange Shares, and such Warrantholder’s Warrants shall remain outstanding following the automatic exchange of Warrants described in this subsection.

2.	If, at the time of automatic exchange of the Warrants, in accordance with the provisions of subsection 3A.1(1), there are any trading restrictions on the Exchange Shares pursuant to applicable securities legislation or stock exchange requirements, the Corporation shall, on the advice of counsel, endorse any certificates representing the Exchange Shares to such effect. The Warrant Agent is entitled to assume compliance with all applicable securities legislation unless otherwise notified in writing by the Corporation.
3A.2 No Fractional Shares
Under no circumstances shall the Corporation be obliged to issue any fractional Common Shares or any cash or other consideration in lieu thereof upon the exchange of one or more Warrants. To the extent that the holder of one or more Warrants would otherwise have been entitled to receive on the exchange thereof a fraction of a Common Share, that holder is entitled to that right in respect of the fraction only in combination with another Warrant or Warrants that in the aggregate entitle the holder to a whole number of Common Shares.
3A.3 Effect of Automatic Exchange of Warrants
1.	In accordance with the provisions of section 3A.1, any registered holder of outstanding Warrants automatically exchanged following the Early Exercise Expiry Date shall be deemed to have become the holder of record of the Exchange Shares issued upon the automatic exchange of the Warrants as of the first Business Day following the Early Exercise Expiry Date, unless the transfer registers of the Corporation for the Common Shares shall be closed on such date, in which case the Exchange Shares shall be deemed to have been issued and such person shall be deemed to have become the holder of record of such Exchange Shares on the date on which such transfer registers are reopened.

2.	Within seven Business Days after the automatic exchange of Warrants pursuant to section 3A.1, the Corporation shall cause the Transfer Agent to mail to the person in whose name the Exchange Shares are to be issued, pursuant to section 3A.3(1), at the address specified in the register of holders of Warrants, a certificate or certificates for the Exchange Shares to which the Warrantholder is entitled.

3A.4 Cancellation of Warrant Certificates
All Warrant Certificates automatically exchanged for the Exchange Payment pursuant to section 3A.1 shall be cancelled by the Warrant Agent and the Warrant Agent shall record the cancellation of such Warrant Certificates on the register of holders maintained by the Warrant Agent pursuant to subsection 2.12. All Warrants represented by Warrant Certificates that have been duly cancelled shall be without further force or effect.
3A.5 Withholding Tax
The Corporation may take such steps as are considered necessary or appropriate for the withholding of any taxes that the Corporation is required by any law or regulation of any governmental authority whatsoever to withhold, without limiting the generality of the foregoing, the withholding of all or any portion of any payment to be made in connection with the Exchange Payment, until such time as the respective holder of Warrants has paid the Corporation for any amount that the Corporation is required to withhold with respect to such taxes.
ARTICLE 2
GENERAL
2.1 Interpretation
Capitalized terms used but not defined in this Second Supplemental Warrant Indenture have the meanings given to them in the Warrant Indenture.
2.2 Second Supplemental Warrant Indenture
The Warrant Indenture and the First Supplemental Warrant Indenture shall be and continue to be in full force and effect, unamended, except as provided herein, and the Corporation hereby confirms the Warrant Indenture and the First Supplemental Warrant Indenture in all other respects. This Second Supplemental Warrant Indenture (as hereinafter defined) is supplemental to the Warrant Indenture and the First Supplemental Warrant Indenture and the Warrant Indenture and the First Supplemental Warrant Indenture shall henceforth be read in conjunction with this Second Supplemental Warrant Indenture and all the provisions of the Warrant Indenture and the First Supplemental Warrant Indenture, except only insofar as the same may be inconsistent with the express provisions hereof, shall apply and have the same effect as if all the provisions of the Warrant Indenture, the First Supplemental Warrant Indenture and of this Second Supplemental Warrant Indenture were contained in one instrument and the expressions used herein shall have the same meaning as is ascribed to the corresponding expressions in the Warrant Indenture.
2.3 Words Importing the Singular
Words importing the singular include the plural and vice versa and words importing the masculine gender include the feminine and neuter genders.

2.4 Interpretation not Affected by Headings
The division of this Second Supplemental Warrant Indenture into Articles, and Sections and subsections, the provision of a table of contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Second Supplemental Warrant Indenture.
2.5 Day not a Business Day
If the day on or before which any action (other than the exercise of a Warrant) would otherwise be required to be taken or is contemplated to commence hereunder is not a Business Day, that action will be required to be taken and such procedure will commence on or before the requisite time on the next succeeding day that is a Business Day.
2.6 Time of the Essence
Time shall be of the essence in all respects in this Second Supplemental Warrant Indenture.
2.7 Governing Law
This Second Supplemental Warrant Indenture shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein and shall be binding upon the parties hereto and their respective successors and assigns.
2.8	Provisions of Second Supplemental Warrant Indenture for the Sole Benefit of Parties and Warrantholders
Nothing in this Second Supplemental Warrant Indenture, expressed or implied, shall give or be construed to give to any person other than the parties hereto and the holders from time to time of the Warrants any legal or equitable right, remedy or claim under this Second Supplemental Warrant Indenture, or under any covenant or provision therein contained, all such covenants and provisions being for the sole benefit of the parties hereto and the Warrantholders.
2.9 Regulatory Compliance
No change may be made to this Second Supplemental Warrant Indenture (including by way of further supplemental warrant indenture) unless such change may be made without the consent of any regulatory authority or is made with the consent of such regulatory authority, and is otherwise lawful.
2.10 Counterparts and Formal Date
This Second Supplemental Warrant Indenture may be simultaneously executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution shall be deemed to bear the date set out at the top of the first page of this Second Supplemental Warrant Indenture.
IN WITNESS WHEREOF the parties hereto have executed this Second Supplemental Warrant Indenture.

JAGUAR MINING INC.

Per:

Authorized Signing Officer

Per:

Authorized Signing Officer

COMPUTERSHARE TRUST COMPANY OF CANADA.

Per:

Authorized Signing Officer

Per:

Authorized Signing Officer

SCHEDULE “A” TO THE SECOND SUPPLEMENTAL WARRANT
INDENTURE
FORM OF NOTICE OF SECOND SUPPLEMENTAL WARRANT INDENTURE
AND INCENTIVE TO EXERCISE WARRANTS EARLY
NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR RELEASE TO
UNITED STATES NEWSWIRE SERVICES
TO: HOLDERS OF WARRANTS OF JAGUAR MINING INC.
Subject to receipt of all requisite approvals, on •, 2007, Jaguar Mining Inc. (the “Corporation”) will enter into a second supplemental warrant indenture (the “Second Supplemental Warrant Indenture”) to provide to the holders of its share purchase warrants (the “Warrants”) listed on the Toronto Stock Exchange an incentive to exercise their Warrants during the 30-day early exercise period (the “Early Exercise Period”) commencing on the date that the requisite approval is obtained from Warrantholders, excluding Blackmont Capital Inc. (“BCI” or “Financial Advisor”), its associates, affiliates and insiders (“Disqualified Warrantholders”) (the “Warrantholder Approval”) (except in limited circumstances as described under “U.S. Warrantholders”), and ending at 5:00 p.m. (Toronto time) (the “Early Warrant Expiry Time”) on the 30th day following such date (the “Early Exercise Expiry Date”). Warrantholders (except in limited circumstances described under “U.S. Warrantholders”) will be entitled to receive one common share (a “Common Share”) plus an additional 0.063 of one Common Share (the “Early Exercise Shares”) of the Corporation per each Warrant at the exercise price of Cdn$4.50 (the “Exercise Price”) upon the exercise of any Warrant following the commencement of the Early Exercise Period and prior to the Early Exercise Expiry Date.
The Warrants have been issued under a warrant indenture dated as of December 31, 2004 between the Corporation and Computershare Trust Company of Canada, as amended by the First Supplemental Warrant Indenture dated December 20, 2005 (“Warrant Indenture”). Upon commencement of the Early Exercise Period, the outstanding Warrant certificates will evidence the right to acquire one Common Share plus the additional 0.063 of one Common Share upon the exercise of a Warrant and the payment of the Exercise Price during the Early Exercise Period. Registered holders of Warrants are encouraged to exercise their Warrants in accordance with the procedures set forth below as soon as possible following the commencement of the Early Exercise Period and, in any event, at or before the Early Warrant Expiry Time on the Early Exercise Expiry Date in order to take advantage of their right to acquire the Early Exercise Shares in addition to the Common Shares upon exercise of their Warrants.
In the event that at least 66 2/3% of the Warrants outstanding on the date that the requisite Warrantholder Approval is obtained have been exercised during the Early Exercise Period, each Warrant that has not been so exercised (subject to certain exceptions outlined below) shall be automatically exchanged, without any further action on the part of the Warrantholder, including payment of the Exercise Price or any other additional consideration, for a fraction of a Common Share (collectively, the “Exchange

Shares”) equal to (a) one plus (b) 0.063 multiplied by 50% minus (c) $4.50 divided by the lesser of (i) the volume weighted average trading price of the Common Shares on the Toronto Stock Exchange for the five trading days ending on the Early Exercise Expiry Date, and (ii) the closing price of the Common Shares on the Early Exercise Expiry Date.
In the event that fewer than 66 2/3% of the Warrants outstanding as of the commencement of the Early Exercise Period are exercised during the Early Exercise Period, Warrantholders that have not exercised their Warrants will, subject to customary adjustments outlined in the Warrant Indenture, be entitled to receive one Common Share upon exercise of a Warrant and payment of the Exercise Price prior to 5:00 p.m. (Toronto time) on December 31, 2007.
Procedure for the Early Exercise or Automatic Exchange of Warrants Assuming Approval of Warrant Amendment
Upon the execution of the Second Supplemental Warrant Indenture to implement the Warrant Amendment, the existing Warrant certificates shall evidence the right to acquire the Early Exercise Shares, in addition to the Underlying Shares, and any Warrant certificate duly completed, executed and surrendered to the Warrant Agent at its Toronto address, in accordance with the procedure set out below, during the Early Exercise Period will entitle the holder thereof to acquire one Underlying Share and an additional 0.063 of one Early Exercise Share (except in limited circumstances described under “U.S. Warrantholders”). Warrantholders are encouraged to exercise their Warrants as soon as possible following the commencement of the Early Exercise Period and, in any event, at or before the Early Warrant Expiry Time in order to take advantage of their right to acquire the Early Exercise Shares in addition to the Underlying Shares upon exercise of their Warrants.
Upon the execution of the Second Supplemental Warrant Indenture, registered holders of Warrants may exercise their rights to acquire the Common Shares and the Early Exercise Shares to which they will then be entitled pursuant to the terms of the Second Supplemental Warrant Indenture by surrendering the certificates representing their Warrants to Computershare Trust Company of Canada at any time following commencement of the Early Exercise Period and prior to 5:00 p.m. (Toronto time) on the Early Exercise Expiry Date, by hand, courier or registered mail at its offices located at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1.
The Warrant certificate must be submitted together with (i) a duly completed and executed subscription, in the form attached to the notice to Warrantholders accompanying the Management Information Circular as Schedule “B” to Exhibit “A”, specifying the number of Warrants that the holder intends to exercise; (ii) in the case of U.S. Warrantholders only, as described below under “U.S. Warrantholders”, a duly completed and executed U.S. Representation Letter in the form attached to the notice to Warrantholders accompanying this Circular as Schedule “C” to Exhibit “A”, and (iii) a certified cheque, bank draft or money order in Canadian dollars, payable to or to the order of the Corporation in an amount equal to the exercise price of $4.50 per one Common Share multiplied by the number of Warrants that the holder intends to exercise.

Procedure for the Automatic Exchange of Warrants
In the event that not less than 66 2/3% of the Warrants outstanding on the date that the requisite Warrantholder Approval is obtained have been exercised during the Early Exercise Period, each outstanding Warrant that has not been so exercised during the Early Exercise Period (except in limited circumstances described below under “U.S. Warrantholders”) will be exchanged by the Warrantholder, without any further action on the part of the Warrantholder, including payment of the exercise price or any other additional consideration, for Exchange Shares immediately following the Early Warrant Expiry Time on the Early Exercise Expiry Date. Any registered holder of Warrants that are automatically exchanged for Exchange Shares upon the expiry of the Early Exercise Period shall be deemed to have become the holder of record of the Exchange Shares issued upon the exchange of such Warrants as of the first business day following the Early Exercise Expiry Date, unless the transfer registers of the Corporation are closed on such date, in which case the date on which such transfer registers are reopened will be used. Within seven business days after the exchange of Warrants, the Corporation shall cause to be mailed to the person in whose name the Exchange Shares are to be issued, at the address specified in the register of holders of Warrants maintained by the Warrant Agent, a certificate or certificates representing the Exchange Shares to which the Warrantholder is entitled. All Warrants exchanged for Exchange Shares shall be immediately thereafter cancelled and be of no further force or effect.
U.S. Warrantholders
Notwithstanding the foregoing, a Warrantholder who is in the United States or who holds a Warrant for the account or benefit of a U.S. person (as such term is defined in Regulation S under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”)) must be an accredited investor, (as defined in Rule 501(a) of Regulation D under the U.S. Securities Act, that satisfies the requirements of Rule 501(a) thereunder) and must deliver the subscription form and U.S. Representation Letter required by the Second Supplemental Warrant Indenture by the Early Warrant Expiry Time in order to exercise their Warrants and receive Common Shares and Early Exercise Shares. (See “Procedures for the Early Exercise or Automatic Exchange of Warrants Assuming Approval of Warrant Amendment”.) Any such Warrantholder who does not comply with such requirements will not be permitted to exercise their Warrants and receive Common Shares and Early Exercise Shares, and their Warrants will remain outstanding following the completion of the transactions contemplated in this notice.

Fractional Shares
The Corporation will not be obliged to issue any fractional Common Shares or any cash or other consideration in lieu thereof upon the exercise of one or more Warrants. To the extent that the holder of one or more Warrants would otherwise have been entitled to receive, upon the exercise of a Warrant, a fraction of a Common Share, that holder may exercise that right in respect of the fraction only in combination with another Warrant or Warrants that in the aggregate entitle the holder to acquire a whole number of Common Shares. Otherwise, the number of Common Shares issuable upon the exercise or exchange of any Warrant shall be rounded down to the nearest whole number.
This press release does not constitute an offer to sell, or a solicitation of an offer to buy, any of the foregoing securities in the United States. The securities have not been and will not be registered under the U.S. Securities Act or any state securities laws and may not be offered or sold within the United States or to U.S. persons (as such term is defined in Regulation S under the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

SCHEDULE “B” TO SECOND SUPPLEMENTAL WARRANT
INDENTURE
SUBSCRIPTION FORM

TO:	JAGUAR MINING INC.
Toronto

If by hand or courier:	If by Mail:
Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, Ontario, M5J 2Y1
     The undersigned holder of the within Warrants hereby irrevocably exercises                      Warrants and subscribes for common shares (“Common Shares”) of Jaguar Mining Inc. at the Exercise Price referred to in the attached Warrant Certificate on the terms and conditions set forth in such certificate and the warrant indenture dated as of December 31, 2004 and encloses herewith a certified cheque, bank draft or money order payable at par in the City of Toronto, Ontario to the order of Jaguar Mining Inc. in payment in full of the subscription price for the Common Shares hereby subscribed for.
     Capitalized terms used herein shall have the meanings given to them in the warrant indenture dated as of December 31, 2004, as amended and supplemented by the First Supplemental Warrant Indenture dated as of December 20, 2005 (the “Warrant Indenture”) and the Second Supplemental Warrant Indenture dated as of •, 2007 (“Second Supplemental Warrant Indenture”). The undersigned hereby directs that the said Common Shares be issued as follows:

NUMBER OF
WARRANTS
NAMES(S) IN FULL	ADDRESS(ES)	EXERCISED

NOTE: (1) The signature to this transfer must correspond with the name as recorded on the Warrants in every particular without alteration or enlargement or any change whatever. The signature of the person executing this transfer must be guaranteed by an authorized officer of a Canadian Schedule 1 chartered bank or by a medallion signature guarantee from a member recognized under the Signature Medallion Guarantee Program or from a similar entity in the United States, if this transfer is executed in the United States, or in accordance with industry standards.

The undersigned certifies as follows (check one box):
A	☐	The undersigned (i) is not a “U.S. person”, within the meaning of Regulation S under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or a person in the United States (ii) is not exercising this Warrant for the account or benefit of any U.S. person or persons in the United States, (iii) did not execute or deliver this Subscription Form within the United States and (iv) has in all other aspects complied with the terms of Regulation S under the U.S. Securities Act.

B	☐	The undersigned is an “accredited investor”, that satisfies the criteria set forth in Rule 501(a) of the U.S. Securities Act, exercising these Warrants for its own account or the account of an “accredited investor” over which it exercises sole investment discretion, and has provided to the Corporation an executed representation letter, substantially in the form attached as Schedule “C” to the Second Supplemental Warrant Indenture, a copy of which is available upon request from the Warrant Agent of the Corporation.
* Unless box B above has been checked, Warrants may not be exercised within the United States or by, or for the account or benefit of, any U.S. Person (as defined in Regulation S under the U.S. Securities Act) or person in the United States and Common Shares and any Early Exercise Shares will not be issued to any person who has set out an address in the United States nor shall any certificates representing Common Shares be delivered to any U.S. address.
The undersigned has specifically requested that this subscription and all documents referred to herein or related thereto, be drafted in the English language. Le soussigné a expressément demandé que cette souscription ainsi que tous les documents auxquels elle fait référence ainsi que tout document y relié, soient rédigés en langue anglaise.
DATED this       day of           ,            .

Signature of Warrantholder	Signature of Guarantor

Print Name

Address
[ ] Please check this box if the securities are to be delivered at the office where these Warrants are surrendered, failing which the securities will be mailed.

SCHEDULE “C” TO SECOND SUPPLEMENTAL WARRANT
INDENTURE
U.S. REPRESENTATION LETTER
TO: Jaguar Mining Inc. (the “Corporation”)
Ladies and Gentlemen:
This U.S. Representation Letter is being delivered in connection with the exercise of warrants of the Corporation (the “Warrants”) issued pursuant to a warrant indenture dated as of December 31, 2004, as amended and supplemented by the First Supplemental Warrant Indenture dated as of December 20, 2005 (the “Warrant Indenture”) and the Second Supplemental Warrant Indenture dated as of •, 2007 (“Second Supplemental Warrant Indenture”). Capitalized terms used but not defined herein should have the meaning ascribed thereto in the Warrant Indenture and Second Supplemental Warrant Indenture. In connection with the acquisition by the purchaser (the “Subscriber”) on exercise of the Warrants of common shares (the “Common Shares”) and any Exchange Shares including any Early Exercise Shares, the Subscriber or the undersigned on behalf of the Subscriber, as the case may be, hereby represents and agrees for your benefit that:
1.	the Subscriber is authorized to consummate the purchase of the Common Shares, any Early Exercise Shares and any Exchange Shares.

2.	the Subscriber is an “accredited investor” (an “Accredited Investor”) as defined in Rule 501(a) of Regulation D under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), which is set forth in Annex A hereto.

3.	The Subscriber is an Accredited Investor and is acquiring the Common Shares, any Early Exercise Shares, and any Exchange Shares, either for its own account or for one or more accounts of Accredited Investors as to which it exercises sole investment discretion, in either case for investment purposes, and not with a view to any resale, distribution or other disposition thereof in violation of United States securities laws or applicable state securities laws.

4.	The Subscriber understands and acknowledges that the Common Shares, Early Exercise Shares and Exchange Shares have not been and will not be registered under the U.S. Securities Act or any applicable state securities laws and may not be offered or sold within the United States except to Accredited Investors in reliance upon the exemption from the registration requirements of the U.S. Securities Act provided by Rule 506 of Regulation D under the U.S. Securities Act. The Subscriber understands and acknowledges that the Corporation is under no obligation to file a registration statement with respect to any of the Common Shares, any Early Exercise Shares, or any Exchange Shares or to assist the Subscriber in complying with an exemption from the registration.

5.	The Subscriber understands that the Securities are “restricted securities” as defined in Rule 144 under the U.S. Securities Act and agrees that it will not re-offer, resell, pledge, hypothecate or otherwise transfer any of the Common Shares, any Early Exercise Shares, or any Exchange Shares (or securities that may be received in replacement thereof or in exchange therefor) except: (a) to the Corporation, (b) outside the United States in accordance with Rule 904 of Regulation S under the U.S. Securities Act and in compliance with applicable local laws and regulations; (c) within the United States in compliance with the exemption from registration under the U.S. Securities Act provided by Rule 144 or Rule 144A thereunder, if applicable, and in compliance with any applicable state securities laws; or (d) in a transaction that does not require registration under the U.S. Securities Act or any applicable state securities laws, and has furnished to the Corporation an opinion of counsel of recognized standing in form and substance reasonably satisfactory to the Corporation to such effect. The Subscriber also agrees that each certificate for the Common Shares, any Early Exercise Shares and any Exchange Shares (and any certificate issued in replacement thereof or in exchange therefor) shall bear a restrictive legend in substantially the following form and that an appropriate stop transfer order implementing the same shall be lodged with the transfer agent for the Common Shares, any Early Exercise Shares and any Exchange Shares:
THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”). THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF JAGUAR MINING INC. (THE “CORPORATION”) THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT, (C) WITHIN THE UNITED STATES IN ACCORDANCE WITH THE EXEMPTIONS FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY RULE 144 OR RULE 144A THEREUNDER, IF AVAILABLE OR (D) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT, IN EACH CASE IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA. PROVIDED THAT THE CORPORATION IS A “FOREIGN ISSUER” WITHIN THE MEANING OF REGULATION S, A NEW CERTIFICATE, BEARING NO LEGEND, DELIVERY OF WHICH WILL CONSTITUTE “GOOD DELIVERY” MAY BE OBTAINED FROM COMPUTERSHARE TRUST COMPANY OF CANADA UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO COMPUTERSHARE TRUST COMPANY

OF CANADA AND THE CORPORATION, TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT”
provided that, if the Securities are being sold under Rule 904 of Regulation S under the U.S. Securities Act at a time when the Corporation is a “foreign issuer” as defined in Rule 902 of Regulation S under the U.S. Securities Act, the legend may be removed by providing a declaration to the registrar and transfer agent for the Common Shares, to the effect set forth in Schedule “B” to the Warrant Indenture (or such other evidence of exemption as the registrar and transfer agent or the Corporation may from time to time prescribe, which may include an opinion of counsel in form and substance satisfactory to the Corporation and the registrar and transfer agent); provided, further, that, if any such Common Shares are being sold under Rule 144 under the U.S. Securities Act or Section 5(d) above and in compliance with applicable state securities laws, the legend may be removed by delivery to the registrar and transfer agent of an opinion of counsel in form and substance satisfactory to the registrar and transfer agent and the Corporation to the effect that such legend is no longer required under applicable requirements of the U.S. Securities Act or state securities laws.

6.	The Subscriber represents that it has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Common Shares, and any Early Exercise Shares. The Subscriber acknowledges that it has had access to such information concerning the Corporation as it has deemed necessary to make an informed decision to purchase the Common Shares and any Early Exercise Shares, and has been afforded the opportunity to ask questions and receive answers from representatives of the Corporation regarding the Corporation and the terms and conditions relating to investment in the Corporation, and all such questions have been answered to its full satisfaction.

7.	The Subscriber is not purchasing the Common Shares and any Early Exercise Shares as a result of any general solicitation or general advertising (as these terms are used in Regulation D under the U.S. Securities Act), including, but not limited to any advertisement, article, notice or other communication published in any newspaper, magazine or similar medium or broadcast over television or radio or any seminar or meeting whose attendees have been invited by general solicitation or general advertising.

8.	The Subscriber consents to the Corporation making a notation on its records or giving instructions to any transfer agent of the Common Shares, any Early Exercise Shares and any Exchange Shares in order to implement the restrictions on transfer set forth and described herein.

9.	The Subscriber understands and acknowledges that the Corporation is not obligated to remain a “foreign issuer” within the meaning of Regulation S under the U.S. Securities Act.

10.	If required by applicable securities legislation, regulatory policy or order or by any securities commission, stock exchange or other regulatory authority, the Subscriber will execute, deliver and file and otherwise assist the Corporation in filing reports, questionnaires, undertakings and other documents with respect to the issue of the Common Shares, any Early Exercise Shares and any Exchange Shares.

11.	The Subscriber acknowledges that a purchase of the Common Shares, any Early Exercise Shares, and any Exchange Shares involves a high degree of risk and Subscriber has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of the prospective investment, and can afford the complete loss of its purchase price for the Common Shares, any Early Exercise Shares and any Exchange Shares.
Dated                     , 200 .

(Print name of Subscriber)

By:

Name:

Title:

ANNEX A
DEFINITION OF ACCREDITED INVESTOR
“Accredited Investor” means any entity which comes within any of the following categories:
(1)	Any bank as defined in Section 3(a)(2) of the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), or any savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act whether acting in its individual or fiduciary capacity; any broker dealer registered pursuant to Section 15 of the U.S. Securities Exchange Act of 1934; any insurance company as defined in Section 2(a)(13) of the U.S. Securities Act; any investment company registered under the Investment Company Act of 1940 or a business development company as defined in Section 2(a)(48) of that Act; any Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958; any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees if such plan has total assets in excess of US$5,000,000; any employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 if the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of US$5,000,000, or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors (as such term is defined in Rule 501(a) of Regulation D);
(2)	Any private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;
(3)	Any organization described in Section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of US$5,000,000;
(4)	Any director or executive officer of Jaguar Mining Inc.;
(5)	Any natural person whose individual net worth, or joint net worth with that person’s spouse, at the time of his purchase exceeds US$1,000,000;
(6)	Any natural person who had an individual income in excess of US$200,000 in each of the two most recent years or joint income with that person’s spouse in excess of US$300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;
(7)	Any trust with total assets in excess of US$5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person (being defined as a person who has such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of the prospective investment); or

(8)	Any entity in which all of the equity owners are accredited investors (as such term is defined in Rule 501(a) of Regulation D under the U.S. Securities Act).

EXHIBIT “B”
BLACKMONT
CAPITALTM
February 1, 2007
The Board of Directors
Jaguar Mining Inc.
48 Pleasant Street
Concord, NH 03301
United States
Dear Sirs:
Blackmont Capital Inc. (“BCI”) understands that Jaguar Mining Inc. (“Jaguar” or the “Corporation”) is considering a transaction pursuant to which it will amend the terms of the warrant indenture (the “Warrant Indenture”) creating its warrants (the “Warrants”), listed on the Toronto Stock Exchange (“TSX”), (the “Warrant Amendment”). We have been advised that each Warrant currently entitles the holder thereof (the “Warrantholder”) to acquire one common share of the Corporation (a “Common Share”) at an exercise price of Cdn. $4.50 per Common Share(“Exercise Price”) at any time prior to 5:00 p.m. (Toronto Time) on December 31, 2007. Pursuant to the Warrant Amendment, we understand that subject to the Corporation receiving all necessary approvals, including the approval of the Warrantholders excluding BCI, its associates, affiliates and insiders (the “Disqualified Warrantholders”) (the “Warrantholder Approval”) each Warrant will entitle the Warrantholder (other than certain U.S. Warrantholders) to acquire an additional 0.063 of a common share of the Corporation (collectively the “Early Exercise Shares”) in the event that the Warrantholder exercises his or her Warrants at or before 5:00 p.m. (Toronto time) (the “Early Warrant Expiry Time”) on the last day (“Early Exercise Expiry Date”) of the 30-day early exercise period commencing on the date the requisite Warrantholder Approval is obtained (the “Early Exercise Period”). Further, we are advised that the Warrant Amendment will provide that, in the event that at least 66 2/3 % of the Warrants outstanding as of the date that the requisite Warrantholder Approval is obtained have been exercised during the Early Exercise Period, each Warrant that has not been so exercised during the Early Exercise Period (except for Warrants held by certain U.S. Warrantholders) will be exchanged, without any further action on the part of the Warrantholder, including payment of the Exercise Price thereof or any other additional consideration, for a fraction of a Common Share equal to: (A) one plus (B) 0.063 multiplied by 50% minus (C) $4.50 divided by the lesser of (i) the volume weighted average trading price (the “VWAP”) of the Common Shares on the Toronto Stock Exchange (the “TSX”) for the five trading days ending on the Early Exercise Expiry Date, and (ii) the closing price of the Common Shares on the Early Exercise Expiry Date. Assuming that the lesser of the VWAP for the five trading days ending on the Early Exercise Expiry Date and the closing price of the Common Shares on the TSX on the Early Exercise Expiry Date is $6.00 each Warrant not exercised during the Early Exercise Period will automatically be exchanged for 0.2815 of a Common Share, and (iii) in the event that 66 2/3% of the Warrants (but no more) are exercised during the Early Exercise Period, a maximum of 506,536 Common Shares will be issued in exchange for the 1,799,417 Warrants not exercised during the Early Exercise Period. The Common Shares issuable in exchange for Warrants not exercised during the Early Exercise Period are collectively referred to herein as the “Exchange Shares”. Any Warrants to be exchanged for Exchange Shares shall be automatically exchanged immediately following 5:00 p.m. (Toronto time) on the Early Exercise Expiry Date, and shall immediately thereafter be cancelled and be of no further force or effect. The prospectus is also being filed to qualify the distribution of any Exchange Shares, See “Plan of Distribution”.
181 Bay Street, BCE Place, Suite 900, P.O. Box 779, Toronto, ON M5J 2T3
T: 416-864-3600 • 866-755-7704 • www.blackmont.com
BLACKMONT CAPITAL INC. MEMBER OF CIPF & IDA • ROCKWATER GROUP OF COMPANIES

BLACKMONT
CAPITALTM
Engagement
In late November 2006, BCI and the Corporation discussed the possibility of encouraging the early exercise of Warrants by Warrantholders and BCI was formally engaged by the Corporation pursuant to a letter agreement dated December 8, 2006 (the “Engagement Agreement”).
The terms of the Engagement Agreement provide for BCI to provide the Corporation with various advisory services in connection with the Warrant Amendment. Services to be provided relating to the Warrant Amendment include, among others, the provision to the Corporation’s Board of Directors of this opinion (the “Fairness Opinion”) relating to the fairness, from a financial point of view, to holders of Common Shares (excluding Disqualified Warrantholders) and Warrantholders (excluding Disqualified Warrantholders) of the issuance of Early Exercise Shares and Exchange Shares to Warrantholders.
As requested by the TSX, the Fairness Opinion also addresses the issue of whether the Warrants, for a significant period of time, have not had significant time value and, as such, have traded effectively as equity.
This Fairness Opinion has been prepared in accordance with the disclosure standards for fairness opinions of the Investment Dealers Association of Canada but the Association has not been involved in the preparation or review of this Fairness Opinion. Under the Engagement Agreement BCI will be paid certain financial advisory fees equal to 3% of the gross value of warrants exercised, for advisory services, including the provision of the Fairness Opinion. In addition, BCI is to be reimbursed for its reasonable out-of-pocket expenses and is to be indemnified by the Corporation as described in the indemnity that forms part of the Engagement Agreement.
Credentials of BCI
BCI is a wholly-owned subsidiary of Rockwater Capital Corporation which is a publicly traded company listed on the TSX, with offices across Canada. BCI is an independent financial services firm which includes an investment bank providing a full range of corporate finance, merger and acquisition, equity sales and trading, and equity research services.
The opinions expressed herein represent the opinions of BCI and the form and content herein have been approved for release by a committee of its directors, each of whom is experienced in merger, acquisition, divestiture, restructuring and valuation matters.
Independence of BCI
BCI is not an insider, associate or affiliate (as such terms are defined in the Securities Act (Ontario)) of Jaguar or any of its associates or affiliates. BCI has not provided any financial advisory services or participated in any financing involving Jaguar or any of its associates or affiliates within the past 24 months, other than (i) services provided under the Engagement Agreement, (ii) acting as lead underwriter in connection with a March 2006 offering of Common Shares, and (iii) acting as a syndicate member in connection with a December 2004 offering of units. Further, BCI will act as (a) agent in connection with the qualification of the Early Exercise Shares and Exchange Shares for distribution to Warrantholders, and (b) soliciting managing dealer in relation to the Warrant Amendment.
181 Bay Street, BCE Place, Suite 900, P.O. Box 779, Toronto, ON M5J 2T3
T: 416-864-3600 • 866-755-7704 • www.blackmont.com
BLACKMONT CAPITAL INC. MEMBER OF CIPF & IDA • ROCKWATER GROUP OF COMPANIES

BLACKMONT
CAPITALTM
BCI acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of the Corporation or its associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of companies or clients for which it received or may receive compensation. As an investment dealer, BCI conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to the Corporation or for its associates or affiliates, or with respect to the transaction constituted by the Warrant Amendment. BCI may, in the future, in the ordinary course of its business, perform financial advisory or investment banking services for the Corporation or its associates and affiliates.
Scope of Review
In connection with its Fairness Opinion, BCI has reviewed, considered, and relied upon, among other things, the following:
1.	a draft copy, dated January 31, 2007 of the Circular;

2.	a representation letter dated January 31, 2007 provided to BCI by senior management of Jaguar (the “Certificate”);

3.	each of the audited financial statements, including related notes to the audited financial statements, of Jaguar for the financial years ended December 31, 2005, December 31, 2004 and December 31, 2003;

4.	the unaudited financial statements and related reports of Jaguar for the interim periods ended September 31, 2006, June 30, 2006, and March 30, 2006 and the comparative periods for the prior financial year, including managements’ discussion and analysis of operating results for such periods;

5.	discussions with senior management of Jaguar, regarding the business plans, operations and financial projections for, and current financial position of Jaguar, which discussions considered the consequences of both completing the Warrant Amendment and not completing the Warrant Amendment;

6.	the terms of the Warrants, including the Indenture and a draft copy, dated January 31, 2007, of the second supplemental warrant indenture reflecting the Warrant Amendment;

7.	discussions with the Corporation’s internal and external legal counsel with respect to various matters relating to the Warrant Amendment;

8.	a review of current equity capital market conditions;

9.	a review of historical and current trading values of the Common Shares and Warrants, and observation of the in-the-money value of the Warrants;

10.	a review of historical and current trading volumes of the Common Shares and Warrants, and observations of their relative trading liquidity;

11.	calculations of the Black-Scholes value for the Warrants, using a range of volatility assumptions;

12.	a review of equity research analyst reports and forecasts for the Corporation;
181 Bay Street, BCE Place, Suite 900, P.O. Box 779, Toronto, ON M5J 2T3
T: 416-864-3600 • 866-755-7704 • www.blackmont.com
BLACKMONT CAPITAL INC. MEMBER OF CIPF & IDA • ROCKWATER GROUP OF COMPANIES

BLACKMONT
CAPITALTM
13.	a review of the financial and operating performance and market liquidity and multiples for Jaguar and other selected public companies that BCI considered relevant; and such other information, investigations and analyses as BCI considered necessary or appropriate in the circumstances; and

14.	precedent early warrant exercise transactions in the Canadian mining industry over the past two years.
BCI has not, to the best of its knowledge, been denied access by Jaguar or any of its associates or affiliates to any information that BCI has requested.
Assumptions and Limitations
With the approval of the Corporation and as provided for in the Engagement Agreement, BCI has relied upon, and has assumed the completeness, accuracy and fair presentation of, all financial information, business plans, forecasts and other information, data, advice, opinions and representations obtained by it from public sources or provided by Jaguar and its officers, associates, affiliates, consultants, advisors and representatives (collectively, the “Information”) relating to Jaguar, its associates and affiliates, or to the Warrant Amendment. The Fairness Opinion is conditional upon such completeness, accuracy and fair presentation of the Information. In accordance with the terms of the Engagement Agreement, but subject to the exercise of its professional judgment, and except as expressly described herein, BCI has not attempted to verify independently the completeness, accuracy or fair presentation of any of the Information.
Senior management of Jaguar has represented to BCI in the Certificate that, among other things: (i) the Information provided to BCI, directly or indirectly, orally or in writing by Jaguar or any of its associates or affiliates or their respective agents, advisors, consultants and representatives for the purpose of the Engagement Agreement, including in particular preparing the Fairness Opinion was, at the date the Information was provided to BCI, fairly and reasonably presented and complete, true and correct in all material respects, and did not, and does not, contain any untrue statement of a material fact in respect of Jaguar, its subsidiaries, associates or affiliates, their respective securities or the Warrant Amendment or omit to state a material fact in respect of Jaguar or the Warrant Amendment necessary to make the Information not misleading in light of the circumstances under which the Information was made or provided; (ii) with respect to forecasts, projections, estimates and budgets provided to us, they were prepared using the assumptions identified therein and were reasonably prepared on bases reflecting the best currently available estimates and judgments of management of Jaguar or its associates and affiliates as to the matters covered thereby and such forecasts, projections, estimates and budgets reasonably represent the views of management of the financial prospects and forecasted performance of the Corporation, its associates and affiliates and are consistent with historical operating experience and accounting policies and procedures applied by Jaguar; and (iii) since the dates on which the Information was provided to BCI, there has not been any material change or new material facts, financial or otherwise, relating to the business or affairs of Jaguar or any of its associates or affiliates or any change in any material fact or in any material element of any of the Information or new material fact, which is of a nature as to render any portion of the Information untrue or misleading in any material respect except for changes that have been updated by more current Information provided in writing to BCI.
BCI has assumed that all conditions precedent to the completion of the Warrant Amendment can be satisfied in the time required and that all consents, permissions, exemptions or orders of third parties and relevant authorities will be obtained, without adverse condition or qualification, and that the Warrant Amendment can proceed as scheduled and without material additional cost to
181 Bay Street, BCE Place, Suite 900, P.O. Box 779, Toronto, ON M5J 2T3
T: 416-864-3600 • 866-755-7704 • www.blackmont.com
BLACKMONT CAPITAL INC. MEMBER OF CIPF & IDA • ROCKWATER GROUP OF COMPANIES

BLACKMONT
CAPITALTM
Jaguar or liability of Jaguar to third parties, that the procedures being followed to implement the Warrant Amendment are valid and effective, that all required documents will be distributed to the holders of Common Shares and Warrantholders of the Corporation in accordance with all applicable laws, and that the disclosure in such documents will be accurate and will comply with the requirements of all applicable laws. BCI has also assumed that only the Early Exercise Shares and Exchange Shares as per the transaction terms described in this Fairness Opinion will be issued to Warrantholders pursuant to the Warrant Amendment and that all draft documents referred to under “Scope of Review” above are accurate versions, in all material respects, of the final form of such documents.
The Fairness Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date of the Fairness Opinion and the condition and prospects, financial and otherwise, of Jaguar, its associates and affiliates, as they were reflected in the Information obtained by BCI. In its analyses and in preparing the Fairness Opinion, BCI, exercising its professional judgment, has made numerous assumptions with respect to industry performance, general business, market and economic conditions, including the assumption that the trading price of the Common Shares will not change in any significant respect between the date hereof and the Early Exercise Expiry Date, and other matters, many of which are beyond its control or that of any party involved in the Warrant Amendment.
The Fairness Opinion is provided as of the date hereof and BCI disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Fairness Opinion that may come or be brought to its attention after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Fairness Opinion after the date hereof, BCI reserves the right to change, modify or withdraw the Fairness Opinion.
BCI has based its Fairness Opinion upon a variety of factors. Accordingly, BCI believes that its analyses must be considered as a whole. Selecting portions of its analyses or the factors considered by BCI, without considering all factors and analyses together, could create a misleading view of the process underlying the Fairness Opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. BCI’s conclusions as to the fairness, from a financial point of view, of the issuance of Early Exercise Shares and Exchange Shares to Warrantholders were based on its review of the Warrant Amendment taken as a whole, in the context of all of the matters described under the “Scope of Review”, rather than on any particular element of the Warrant Amendment outside the context of the matters described under “Scope of Review”. The Fairness Opinion should be read in its entirety.
Our services and this opinion are provided solely to the Board of Directors of the Corporation in connection with the Warrant Amendment. Without the express prior written consent of BCI, the Fairness Opinion: (i) may not be quoted, summarized, paraphrased, excerpted or referred to, in whole or in part, in any circular, registration statement, prospectus, policyholder guide or proxy statement, or in any other report, document, filing, release or other written or oral communication prepared, issued or transmitted by the Corporation, except that a copy of this letter may be provided to the TSX and be included in the Circular, and (ii) may not be relied upon by any other person or entity or for any other purpose except as explicitly provided by applicable law.
BCI has not been engaged to provide and has not provided: (i) an opinion as to the fairness of the issuance of Early Exercise Shares and Exchange Shares to the holders of any options or warrants other than the Warrants; (ii) an opinion as to the relative fairness of the issuance of
181 Bay Street, BCE Place, Suite 900, P.O. Box 779, Toronto, ON M5J 2T3
T: 416-864-3600 • 866-755-7704 • www.blackmont.com
BLACKMONT CAPITAL INC. MEMBER OF CIPF & IDA • ROCKWATER GROUP OF COMPANIES

BLACKMONT
CAPITALTM
Early Exercise Shares and Exchange Shares to Warrantholders among or as between holders of the Common Shares or the Warrants; (iii) a formal valuation or appraisal of Jaguar or of any of its securities or assets or the securities or assets of Jaguar’s associates or affiliates (nor have we been provided with any such valuation); (iv) an opinion concerning the future trading price of any of the securities of Jaguar, or of the securities of its associates or affiliates following the completion of the Warrant Amendment; (v) an opinion as to the fairness of the process underlying the Warrant Amendment; (vi) a recommendation to any holder of Warrants as to whether or not such Warrants should be held, sold or exercised or to use the voting rights provided in respect of the Warrant Amendment to vote for or against the Warrant Amendment; or (vii) a recommendation to any holders of Common Shares as to whether or not the Common Shares should be held or sold or to use the voting rights provided in respect of the Warrant Amendment to vote for or against the Warrant Amendment; and the Fairness Opinion should not be construed as such.
Approach to Fairness
For the purposes of the Fairness Opinion, we considered that the issuance of the Early Exercise Shares and Exchange Shares to Warrantholders would be fair, from a financial point of view, to Warrantholders (excluding Disqualified Warrantholders) if the probable aggregate value of the Underlying Shares and Early Exercise Shares and Exchange Shares to be issued to Warrantholders pursuant to the Indenture following the Warrant Amendment (the “Amended Indenture”) would exceed the probable aggregate value available to the Warrantholders in respect of their Underlying Shares and Warrants, if the Corporation were to maintain, in all material respects, the status quo, including its current debt and equity capital structure (the “Status Quo Alternative”). BCI did not take into account any tax considerations or the possibility of a tax liability in connection with the Warrant Amendment or the disposition of Warrants by Warrantholders.
We also considered that the issuance of Early Exercise Shares and Exchange Shares to Warrantholders would be fair, from a financial point of view, to the holders of Common Shares (excluding Disqualified Warrantholders) if the probable aggregate value of Common Shares to holders as at the date hereof after the issuance of Early Exercise Shares and Exchange Shares would exceed the probable aggregate value available to the holders of the Common Shares at the date hereof under the Status Quo Alternative.
Based upon and subject to the foregoing, we are of the opinion that: (i) the probable aggregate value of the Underlying Shares and the Early Exercise Shares and Exchange Shares, to be issued to Warrantholders pursuant to the Amended Indenture will exceed the probable aggregate value available to Warrantholders in respect of their Underlying Shares and Warrants under the Status Quo Alternative; and (ii) the probable aggregate value of the Common Shares to holders as at the date hereof after the issuance of Early Exercise Shares and Exchange Shares will exceed the probable aggregate value available to the holders of Common Shares, as at the date hereof, under the Status Quo Alternative.
Time Value of the Warrants
In considering the question of whether the Warrants have had significant time value over a significant period of time, BCI performed the following analyses:
(1) T-factor
181 Bay Street, BCE Place, Suite 900, P.O. Box 779, Toronto, ON M5J 2T3
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BLACKMONT CAPITAL INC. MEMBER OF CIPF & IDA • ROCKWATER GROUP OF COMPANIES

BLACKMONT
CAPITAL™
We defined the variable T as follows:
          T = (non-intrinsic value of Warrant1 )/(Warrant value)
As shown in Chart 1, attached to this Fairness Opinion, T has gone asymptotic from mid-November 2006 to January 26, 2007. This illustrates that the Warrant’s non-intrinsic value has fallen to a low level that is relatively constant (except for a few periods of exceptionally high Warrant/Common Share price volatility such as January 4 and 5, 2007) and therefore is not material on a practical day-to-day trading decision-making basis. Since November 24, 2006, the T value has been less than 20% (calculated using the Black-Scholes method) with the exception of the two days mentioned above (January 4 and 5 2007).
Further, as also shown in Chart 1 this asymptotic behaviour is even more apparent when using the Black-Scholes formula2 to calculate the underlying value of the Warrants. In our opinion, the Black Scholes method is superior to using trading values in the case of the Warrants because they are very illiquid and their bid-ask spread is often so large that a “true” market value is often impossible to quantify.
(2) Correlation/Trading Patterns
The correlation of the Common Shares and the Warrants has risen appreciably since early November and is very high at roughly 94%. This clearly shows that the Warrants have been trading effectively as equity. This is typical for warrants that are deeply in the money. The correlation has risen from a low of 0.88 at the end of November 2006 to 0.94 by the end of December 2006 and has remained at this level for 34 consecutive calendar days as at January 29, 2007.
(3) Empirical Evidence
Prior to the end of 2006, holders exercised 1.39 million non-listed warrants3 representing 100% of these instruments that were outstanding. The private warrant holders clearly placed very little value on the non-intrinsic value of the warrants in their possession.
Conclusion Regarding Time Value
Using the methods we considered appropriate for making the determination as discussed above, we concluded that the Warrants, for a significant period of time, have not had significant time value and have traded effectively as equity.

[1]	Also known as the time value of a warrant.

[2]	The Black-Scholes formula is used extensively in financial markets throughout the world to value option-type instruments.

[3]	There were two holders of these warrants: one series had 1,093,835 warrants outstanding at a strike price of $4.50 expiring on September 30, 2009 while the other series had 300,000 warrants outstanding at a strike price of $3.90 expiring on December 7, 2007. Also, 477,589 broker warrants were exercised at $3.90 between October 2006 and the end of 2006 but these were scheduled to expire on December 31,2006.
181 Bay Street, BCE Place, Suite 900, P.O. Box 779, Toronto, ON M5J 2T3
T: 416-864-3600 • 866-755-7704 • www.blackmont.com
BLACKMONT CAPITAL INC. MEMBER OF CIPF & IDA • ROCKWATER GROUP OF COMPANIES

BLACKMONT
CAPITALTM
Conclusion
Based upon and subject to the foregoing, BCI is of the opinion that, as of the date hereof, the issuance of Early Exercise Shares and Exchange Shares to Warrantholders is fair, from a financial point of view, to holders of Common Shares (excluding Disqualified Warrantholders) and Warrantholders (excluding Disqualified Warrantholders).
Yours very truly,
BLACKMONT CAPITAL INC.
181 Bay Street, BCE Place, Suite 900, P.O. Box 779, Toronto, ON M5J 2T3
T: 416-864-3600 • 866-755-7704 • www.blackmont.com
BLACKMONT CAPITAL INC. MEMBER OF CIPF & IDA • ROCKWATER GROUP OF COMPANIES

Document No. 70
JAGUAR MINING INC.
48 Pleasant Street
Concord, New Hampshire
U.S.A. 03301
INFORMATION CIRCULAR
AS AT APRIL 7, 2006
THIS INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF JAGUAR MINING INC. (THE “CORPORATION”) OF PROXIES TO BE USED AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF THE CORPORATION, AND ANY AND ALL ADJOURNMENTS THEREOF (THE “MEETING”) TO BE HELD AT 4:00 PM ON MAY 11, 2006 (THE “MEETING DATE”), AT THE NATIONAL CLUB, 303 BAY STREET, TORONTO, ONTARIO, CANADA. THE SOLICITATION WILL BE PRIMARILY BY MAIL BUT PROXIES MAY ALSO BE SOLICITED PERSONALLY OR BY TELEPHONE BY REGULAR EMPLOYEES, OFFICERS AND DIRECTORS OF THE CORPORATION AT NOMINAL COST. THE COST OF SUCH SOLICITATION BY MANAGEMENT WILL BE BORNE BY THE CORPORATION.
APPOINTMENT AND REVOCATION OF PROXIES
The persons named in the enclosed form of proxy are officers of the Corporation. A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON TO REPRESENT HIM AT THE MEETING MAY DO SO EITHER BY INSERTING SUCH PERSON’S NAME IN THE BLANK SPACE PROVIDED IN THAT FORM OF PROXY OR BY COMPLETING ANOTHER PROPER FORM OF PROXY. In either case, the completed proxy must be deposited with the Corporation or with Computershare Investor Services, Inc. at the address indicated on the enclosed envelope so that it is received prior to 5:00 p.m. on the 9th day of May, 2006, or delivered to the Chairman of the Meeting on the day of the Meeting.
A proxy given pursuant to this solicitation may be revoked by instrument in writing, including another proxy bearing a later date, executed by the shareholder or by his attorney authorized in writing, and deposited either: (i) with the Corporation at any time up to and including the last business day preceding the day of the Meeting at which the proxy is to be used; or (ii) with the Chairman of such Meeting on the day of the Meeting; or (iii) in any other manner permitted by law.
VOTING AND EXERCISE OF DISCRETION BY PROXIES
Shares represented by the persons designated in the printed form of the enclosed form of proxy will be voted for each of the matters to be voted on by shareholders as described herein or withheld from voting or voted against if so indicated on the form of proxy. IN THE ABSENCE OF SUCH INDICATION OF VOTING PREFERENCE, SUCH SHARES SHALL BE VOTED “FOR” ALL THE MATTERS SET FORTH IN THIS CIRCULAR. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting, or other matters which may properly come before the Meeting. At the date of this Information Circular management knows of no such amendments, variations or other matters to come before the Meeting.

INTEREST OF CERTAIN PERSONS AND COMPANIES
IN MATTERS TO BE ACTED UPON
At the 2005 Annual and Special Meeting of the Shareholders of the Corporation (the “2005 Shareholder Meeting”), following the Corporation’s public offering of its Common Shares (the “Shares”) and Share warrants in December 2004, the shareholders of the Corporation approved an amendment of the Corporation’s stock option plan (the “Stock Option Plan”) to increase the number of the Shares reserved for issuance pursuant to the Stock Option Plan to 5,500,000 Shares, which represented 17.7 percent of the outstanding Shares on April 13, 2005. Principally as a result of the public offering of Shares completed on March 27, 2006, the outstanding Shares have increased from 31,063,389 Shares on April 5, 2005 to 45,348,446 Shares as of March 31, 2006. The Corporation would like to maintain the same proportion of Shares reserved for issuance under the Stock Option Plan as a percentage of the outstanding Shares. At the Meeting, shareholders will be asked to approve 2,500,000 additional Shares to be reserved for issuance under the Stock Option Plan such that following the increase, the Stock Option Plan would have a total of 8,000,000 Shares reserved for issuance, which would represent 17.6 percent of the outstanding Shares as of March 31, 2006, virtually the same percentage as approved last year. At the Meeting shareholders will also be asked to approve an amendment to the Stock Option Plan eliminating the Stock Option Plan’s limit on the number of options that are issuable to insiders of 10 percent of the outstanding Shares.
The Corporation’s current directors and executive officers beneficially hold 2,683,800 stock options available under the Stock Option Plan, which if exercised would represent 5.9 percent of the 45,348,446 outstanding shares as of March 31, 2006. If both of the proposed amendments to the Stock Option Plan are approved, a majority of the remainder of the increased number of Shares reserved for issuance pursuant to the Stock Option Plan may be granted in the future to the Corporation’s then directors and officers subject to the limitations on issuance set forth in the Stock Option Plan regarding the number of shares reserved for issuance or issued to the Corporation’s directors, senior officers and other insiders annually and to specific individuals in aggregate. The Corporation’s officers are Daniel R. Titcomb as Chief Executive Officer and President, Juvenil T. Felix as Chief Operating Officer, James M. Roller as Chief Financial Officer, Robert W. Jackson as Executive Vice President for Corporate Development, Jeffrey C. Kirchhoff as Treasurer and Robert J. Lloyd as Secretary.
For the identities of the nominees (the “Nominees”) to the board of directors of the Corporation (the “Board”) and their beneficial ownership of shares and stock options, see “Election of Directors, Nominees to the Board.” For information concerning stock options held by named executive officers, see “Statement of Executive Compensation”. See “Interest of Informed Persons in Material Transactions” below concerning certain other individuals who have received stock options. For further details on the proposed amendment to the stock option plan, see “Particulars of Matters to be Acted Upon, Amendment to Stock Option Plan.”

2

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF
The authorized capital of the Corporation consists of an unlimited number of Shares. As of March 31, 2006, the Corporation has issued and outstanding 45,348,446 Shares, with each Share carrying the right to one vote. The Corporation has obtained a list of all persons who are registered holders of Shares at the close of business on March 28, 2006 (the “Record Date”) and the number of Shares registered in the name of each person on that date. As at the Record Date, the Corporation had issued and outstanding 45,261,148 Shares. Each shareholder registered on the list of shareholders of the Corporation as at the close of business on the Record Date will be entitled to receive notice of the Meeting and will be entitled to one vote at the Meeting for each Share registered in his name as it appears on the list except to the extent that any such shareholder has transferred any of his Shares after the Record Date and the transferee of those Shares produces properly endorsed Share certificates or otherwise establishes that he owns the Shares and demands, not later than the time at which the Meeting commences, that his name be included in the list. In such case the transferee will be entitled to vote his Shares at the Meeting.
To the best of the knowledge of the directors and officers of the Corporation, no person or company beneficially owns or exercises control or direction over securities carrying more than 10 percent of the voting rights attached to all classes of outstanding voting securities of the Corporation except for the following as of March 31, 2006:

Shareholder	Number of Shares	Percentage of Shares
Brazilian Resources, Inc. (“Brazilian”) Concord, New Hampshire, USA	4,820,709	10.6%
Wellington Management Company, LLP Boston, Massachusetts	4,899,900	10.8%
ELECTION OF DIRECTORS
At the Meeting, shareholders will be asked to re-elect the current seven directors to the Board.
The persons named in the enclosed form of proxy intend to vote for the election of the Nominees. Management does not contemplate that any of the Nominees will be unable to serve as a director, but, if that should occur for any reason prior to the Meeting, the persons named in the accompanying form of proxy reserve the right to vote for another person as a director in their discretion unless authority to vote in the election of directors is withheld. Each director elected will hold office until the close of business at the next annual meeting of the shareholders of the Corporation or until his successor is elected or appointed.
The table below sets forth (i) the names of the seven Nominees, (ii) their present principal occupations, businesses or employments and, for each Nominee not employed by the Corporation, the name and principal business of any such company that employs such Nominee, (iii) the province or state and country where they reside, (iv) all major positions and offices with the Corporation now held by each of them, (v) the periods of their service as directors of the Corporation and (vi) the number of voting securities of the Corporation beneficially owned, directly or indirectly, or over which control or direction by each of them is exercised.

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Nominees to the Board

Name, Principal Occupation (and Company	Position(s) with the
if other than the Corporation) and	Corporation (first		Shares Beneficially Owned,
Province/State and Country of Residence	and last only)	Director Since	Controlled or Directed (1)
Andrew C. Burns(2)	Director	August 6, 2004	82,500 stock options
Independent business consultant Ontario, Canada
Gilmour Clausen(3)(4)(5)	Director	May 12, 2005	40,000 stock options
CEO, Augusta Resource Corporation Colorado, USA
William E. Dow	Director	June 4, 2004	5,991 Shares
Retired Actuary, formerly with Aetna Life & Casualty			90,000 stock options
Connecticut, USA
Juvenil T. Felix(5)(6)	Director and	June 6, 2003	560,000 stock options
Chief Operating Officer of the Corporation	Chief Operating
Minas Gerais, Brazil	Officer
Gary E. German(2)(3)(5)(7)	Director and chairman	September 26, 2003	220,000 stock options
President, Falcon Strategy and Management Co. Ontario, Canada
Anthony F. Griffiths(2)(3)(7)	Director	May 20, 2004	59,675 Shares
Independent business consultant			90,000 stock options
Ontario, Canada
Daniel R. Titcomb	Director, Chief	June 6, 2003	173,097 Shares
Chief Executive Officer and President of the Corporation	Executive Officer and		350,000 Shares(8)
New Hampshire, USA	President		410,000 stock options

(1)	The information as to Shares beneficially owned, controlled or directed, not being within the knowledge of the Corporation, has been furnished by the respective Nominees individually.

(2)	Member of the Audit Committee.

(3)	Member of the Corporate Governance Committee.

(4)	Mr. Clausen is a resident Canadian within the meaning of the Business Corporations Act (Ontario).

(5)	Member of the Health, Safety and Environmental Committee

(6)	Mr. Felix is a principal and Chief Operating Office of IMS Empreendimentos Ltda., which owns 4,500,000 Shares.

(7)	Member of the Compensation Committee.

(8)	Held by the Dow-Titcomb Irrevocable Family Trusts (the “Titcomb Trusts”) of which Mr. Titcomb is a Trustee with sole authority to vote the Shares held by the Titcomb Trusts.
Except as set forth in the last two paragraphs of this section, no Nominee is, as at the date of this Information Circular, or has been within ten years before the date of this Information Circular, a director or executive officer of any company that, while that person was acting in that capacity:
(i)	was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than thirty consecutive days;

(ii)	was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than thirty consecutive days; or

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(iii)	within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its.
Further, no Nominee has within the ten years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the Nominee.
Messrs. Dow and Titcomb are directors of Brazilian Resources, Inc. (“Brazilian”), Mr. Dow is Chairman, and Mr. Titcomb is President and Chief Executive Officer of Brazilian. The Ontario Securities Commission issued a cease trade order against Brazilian on December 6, 2005 because of its late filing of interim financial statements and management discussion and analysis for the quarter ended September 30, 2005. Brazilian filed such financial statements and management discussion and analysis on January 5, 2006, and the Ontario Securities Commission lifted the cease trade order on January 17, 2006. The TSX-V suspended trading in Brazilian as a result of a cease trade order issued by the British Columbia Securities Commission on June 30, 2003 due to the late filing of financial statements. Brazilian subsequently filed the financial statements with the appropriate regulatory authorities. This cease trade order was lifted by the British Columbia Securities Commission on July 8, 2003, and by the Ontario Securities Commission on July 29, 2003. A temporary cease trading order was issued by the Ontario Securities Commission on June 10, 2001 for Brazilian relating to management and insiders. This order was rescinded on July 30, 2001.
Mr. Griffiths was formerly a director of Consumers Packaging Inc. while it operated under the protection of the Companies’ Creditors Arrangement Act (Canada) (“CCAA”). During the protection period, cease trade orders were issued against management and insiders due to the failure to file financial statements. Mr. Griffiths was also a director of Consumers Packaging Inc. when it was placed in liquidation under the protection of the CCAA (2001). Until 2004 Mr. Griffiths was a director of Slater Steel Inc., which is operating under the protection of the CCAA in an orderly wind-down. PricewaterhouseCoopers was appointed receiver without security of all of the company’s property, assets and undertakings (2004).
STATEMENT OF EXECUTIVE COMPENSATION
The purpose of this section is to describe the compensation of “Named Executive Officers” for the 2005 financial year as required by Form 51-102F6 under National Instrument 51-102. Messrs. Titcomb, Felix, Jackson, Roller and Kirchhoff are all of the Named Executive Officers for that year. The following table sets forth all annual and long-term compensation for Named Executive Officers during 2003, 2004 and 2005.

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Summary Compensation Table

Name and
Principal	Annual	Long-Term
Position	Year	Compensation	Compensation
Securities
Under
Options	Restricted	LTIP
Other Annual	Granted	Securities	Pay-	All Other
Salary	Bonus(1)	Compensation	(#)	or Units	outs	Compensation
Daniel R. Titcomb,	2005	Cdn.$350,000	Nil	—	(3)	107,604	Nil	Nil	Cdn.$8,708(4)
Chief Executive	2004	Cdn.$243,750	Nil	—	(3)	167,396	Nil	Nil	Cdn.$1,402(4)
Officer and President	2003	(2)	Cdn.$50,000	Nil	Nil	285,000	Nil	Nil	Nil
Juvenil T. Felix	2005	(2)	Nil	Nil	—	(3)	75,000	Nil	Nil	Nil
Chief Operating Officer	2004	Cdn.$220,000	Nil	—	(3)	200,000	Nil	Nil	Nil
2003	(2)	Cdn.$45,000	Nil	Nil	285,000	Nil	Nil	Nil
Robert W. Jackson,	2005	Cdn.$225,000(8)	Nil	—	(3)	60,000	Nil	Nil	Cdn.$4,827(4)
Executive Vice	2004	Cdn.$217,188	Nil	—	(3)	120,000	Nil	Nil	Cdn.$1,267(4)
President for	2003	(2)	Cdn.$51,563	Nil	Cdn.$56,430	(5)	210,000	(6)	Nil	Nil	Nil
Corporate Development
James M. Roller,	2005	US$	130,000	(7)	US$	1,200	—	(3)	60,000	Nil	Nil	Cdn.$3,604(4)
Chief Financial Officer	2004	N/A	N/A	N/A	N/A	N/A	N/A	N/A
2003	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Jeffrey C. Kirchhoff,	2005	Cdn.$175,000	US$	1,200	—	(3)	60,000	Nil	Nil	Cdn.$4,012(4)
Treasurer	2004	Cdn.$164,583	Nil	—	(3)	120,000	Nil	Nil	Cdn.$1,361(4)
2003	(2)	Cdn.$37,500	Nil	Nil	250,000	Nil	Nil	Nil

(1)	A bonus of yet determined amount may have been earned in 2005. See “Termination of Employment, Change in Responsibilities and Employment Contracts”.

(2)	Each of Messrs. Titcomb and Kirchhoff served as officers of the Corporation without employment during the first nine months of 2003. The Corporation employed all of these officers for the last three months in 2003. Employer obligations for Mr. Felix are being shifted from the Corporation to IMS for administrative and tax reasons effective as of January 1, 2005, but he continues to serve as Chief Operating Officer of the Corporation.

(3)	The cost of personal benefits that were not furnished to all other employees was less than $50,000 and 10 percent of salary.

(4)	In 2004 this amount is the premium for a term life insurance policy. In 2005 this amount includes the premium for a term life insurance policy (Cdn.$1,202 for Mr. Titcomb, Cdn.$1,077 for Mr. Jackson, Cdn.$1,119 for Mr. Roller and Cdn.$1,167 for Mr. Kirchhoff) and an employer’s contribution to the officer’s account in the Jaguar 401K savings plan (Cdn.$7,506 for Mr. Titcomb, Cdn.$2,504 for Mr. Roller and Cdn.$2,845 for Mr. Kirchhoff), and in the case of Mr. Jackson a payment in lieu of a 401K contribution of Cdn.$3,750.

(5)	Compensation for consulting services prior to employment.

(6)	100,000 stock options were granted pursuant to Mr. Jackson’s employment agreement, and the remainder was granted for his services as a director.

(7)	This amount includes US$21,667 received by Mr. Roller as employment compensation prior to March 1, 2005, when Mr. Roller became Chief Financial Officer.

(8)	Mr. Jackson’s base salary of Cdn.$180,000 is based on a four day week, but he has worked a five day week and his compensation was adjusted accordingly.

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Option Grants During the Most Recently Completed Financial Year

			% of Total Options		Market Value of
			Granted to		Shares Underlying
	Shares under		Employees in	Exercise Price/	Options on Date of
Name	Option Granted(1)		Financial Year	Share	Grant	Expiry Date
Daniel R. Titcomb	32,604	(1)	11.8%	Cdn.$4.05	Cdn.$4.05	May 19, 2009
	75,000			Cdn.$3.47	Cdn.$3.47	February 17, 2010
Juvenil T. Felix	75,000		8.2%	Cdn.$3.47	Cdn.$3.47	February 17, 2010
Robert W. Jackson	60,000		6.6%	Cdn.$3.47	Cdn.$3.47	February 17, 2010
James M. Roller	60,000		6.6%	Cdn.$3.47	Cdn.$3.47	February 17, 2010
Jeffrey C. Kirchhoff	60,000		6.6%	Cdn.$3.47	Cdn.$3.47	February 17, 2010

(1)	The stock options will vest on October 1, 2007.
Aggregated Option Exercises During the Most Recently Completed Financial Year
and Financial Year End Option Values

			Unexercised Options/SARs(1)	Value of Unexercised In-the-money
			at Financial Year End	Options at Financial Year End
	Shares Acquired	Aggregate Value	Exercisable/	Exercisable/
Name	on Exercise	Realized	Unexercisable	Unexercisable
Daniel R. Titcomb	Nil	Nil	440,000 exercisable	Cdn.$703,980 exercisable
			120,000 unexercisable	Cdn.$0 unexercisable
Jeffrey C. Kirchhoff	Nil	Nil	430,000 exercisable	Cdn$585,300 exercisable
			0 unexercisable	Cdn.$0 unexercisable
Juvenil T. Felix	Nil	Nil	440,000 exercisable	Cdn$703,980 exercisable
			120,000 unexercisable	Cdn.$0 unexercisable
James M. Roller	Nil	Nil	140,000	Cdn$28,800 exercisable
			40,000 unexercisable	Cdn.$0 unexercisable
Robert W. Jackson	Nil	Nil	286,300 exercisable	Cdn$139,064 exercisable
			0 unexercisable	Cdn.$0 unexercisable

(1)	The Corporation has not issued SARs.
Termination of Employment, Change in Responsibilities and Employment Contracts
The Corporation has entered into the following contractual arrangements with its officers.
Offices and Salary
Effective October 1, 2003, the Corporation entered into a written employment agreement with Daniel R. Titcomb to serve as Chief Executive Officer and President of the Corporation. The agreement entitled Mr. Titcomb to an annual salary of Cdn.$350,000 in 2005, and consideration for subsequent annual increases in base salary consistent with comparable companies and industry practice.
Effective October 1, 2003, the Corporation entered into a written agreement with Robert W. Jackson to serve as Executive Vice President for Corporate Development of the Corporation. The agreement entitled Mr. Jackson to an annual salary of Cdn.$180,000 (based on a four day work week with a proportional increase for additional days worked) in 2005, and consideration for subsequent annual increases in base salary consistent with comparable companies and industry practice.
Effective October 1, 2003, the Corporation entered into a written employment agreement with Juvenil T. Felix to serve as Chief Operating Officer of the Corporation. For administrative and tax reasons, the Corporation and Mr. Felix will shift the employer responsibilities from the Corporation to IMS through a restatement of the services agreement between the Corporation and IMS, which will continue to require Mr. Felix to serve as Chief Operating Officer of the

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Corporation. The restated services agreement likely will have an effective date of January 1, 2005. See “Management Contracts”.
Effective March 1, 2005, the Corporation entered into a written employment with James M. Roller to serve as Chief Financial Officer of the Corporation. The agreement entitled Mr. Roller to an annual salary of US$130,000, and consideration for subsequent annual increases in base salary consistent with comparable companies and industry practice.
Under his contractual arrangement with the Corporation to serve as its Treasurer, Mr. Kirchhoff received a salary of Cdn.$175,000 in 2005. Effective January 1, 2006 Mr. Kirchhoff began receiving a salary as a full-time employee of Brazilian although he continues to serve as Treasurer of the Corporation.
Bonus
Pursuant to its compensation practices, the Corporation will be considering whether Messrs. Titcomb, Jackson, Roller and Kirchhoff have earned performance-based bonuses for 2005 that will be paid in 2006. Each of Messrs. Roller and Kirchhoff was paid a holiday bonus in 2005 as set forth in the Summary Compensation Table above.
Stock Options
Messrs. Titcomb, Jackson and Roller are each entitled to receive additional stock options annually in accordance with a plan adopted by the Board following recommendation from the Compensation Committee, totaling at least 200,000 stock options for each of Messrs. Titcomb and 120,000 stock options for Mr. Jackson, in each case over the term of the respective employment contract. The additional stock options to be granted to the executives are subject to the number of Shares reserved for issuance under the Stock Option Plan (as the same may be amended from time to time). The Board is required under the employment agreements to use reasonable efforts to cause the options issuable under the Stock Option Plan to be increased. Messrs. Titcomb and Felix received 107,604 and 75,000 stock options, respectively, on February 18, 2005, which vested upon their re-election as directors in 2005 (except that 36,604 of Mr. Titcomb’s options shall vest on October 1, 2007). Messrs. Roller, Jackson and Kirchhoff each received 60,000 stock options on February 18, 2005, which options vested as the time of grant.
Benefits
Each of Messrs. Titcomb, Jackson, Roller and Kirchhoff is entitled to receive other benefits during the term of employment including health, dental and vision insurance, an automobile allowance, vacation, sick leave, term life insurance equal to three times base salary and disability insurance.
Contractual Terms
Each of the employment agreements described above provides that on (i) termination without cause (whether actual or constructive), (ii) a change in control of the Corporation or (iii) expiration of the agreement without renewal by the Corporation, such executives will be entitled to (A) base salary to the date of termination and a pro rated bonus, (B) in the case of Messrs. Titcomb and Jackson, a single payment of 200 percent of the sum of annual salary plus bonus and in the case of Mr. Roller, a single payment of 100 percent of the sum of annual salary plus bonus (bonus being calculated at the highest of the current and preceding two years), (C) continued participation in all applicable employee benefit programs for up to twenty-four months for Messrs. Titcomb and Jackson and up to twelve months for Mr. Roller, (D) if the foregoing payment is determined to constitute a “parachute payment” under Section 280G of the United States Internal Revenue Code, an additional gross up payment to compensate for the excise tax on the payment, and (E) all stock options, whether or not they have become vested on or prior to the date of termination, change of control or expiration (if allowed by applicable law and regulations). Each employment agreement provides that upon (i) termination for cause, (ii) voluntary termination, or (iii) the Corporation ceasing to produce gold or conduct a substantial business, the above-described severance payments (other than base salary through the date of termination) will not be made. All of the employment agreements described above state that, with certain exceptions, the executive agrees not to disclose or use any trade secrets or proprietary or confidential information obtained during the course of employment, or to solicit employees of the Corporation for a certain period of time after employment has ended.

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The restated services agreement between the Corporation and IMS described above is expected to contain similar provisions to those described above, except for item (C), in connection with the Chief Operating Officer services to be provided by Mr. Felix through IMS.
Composition of Compensation Committee
The Compensation Committee is comprised of two independent directors, Messrs. Gary E. German and Anthony F. Griffiths.
Report on Executive Compensation
In 2003 the Corporation prepared a report based on its survey of public information about companies of similar size and stature for the purpose of determining compensation for executives. After consideration of that report, the Compensation Committee recommended amounts the Corporation might pay to its executives. No member of the Compensation Committee dissented from the recommendations. The amounts and other terms and conditions of compensation arrangements with executives were approved by the Board.
The policy of the Corporation is to compensate its executives in a manner in keeping with current industry practice for companies of similar size and stature sufficient to attract and retain well qualified and experienced individuals but not to pay excessively. The Board administers the Corporation’s executive compensation policy with advice from the Compensation Committee.
Cash compensation includes base salary and performance bonus components, with the executive’s performance bonus being awarded only if the Corporation meets certain goals generally and with respect to the executive specifically. During 2005, Mr. Titcomb’s annual base salary was Cdn.$350,000, Mr. Jackson’s was Cdn.$180,000, Mr. Kirchhoff’s was Cdn.$175,000 and Mr. Roller’s was US$130,000. Mr. Jackson’s salary is based on a four day work week, and his actual pay exceeds this amount based on additional days of work.
The amount of the bonus for the Chief Executive Officer is determined by the Board. The amount of bonus for all other executives is determined by the Chief Executive Officer with consultation with the Compensation Committee. The Corporation will be considering whether Messrs. Titcomb, Roller, Jackson and Kirchhoff have earned performance-based bonuses for 2005 that will be paid in 2006. Each of Messrs. Roller and Kirchhoff was paid a holiday bonus in 2005 as set forth in the Summary Compensation Table above.
The Corporation’s compensation policy is based on cash compensation and incentive stock options. The Corporation assigns equal weight to cash and incentive stock option compensation. The Corporation considers the number of outstanding stock options in determining how many new options it will grant.
In 2005 the Compensation Committee retained 3XCD, compensation consultants, to review the compensation of the Corporation’s executive officers. The Compensation Committee is in the process of reviewing the recommendations of the consultants and developing compensation recommendations for consideration of the Board for 2006. The committee is emphasizing pay for performance.

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Performance Graph
The following graph and table compare the total cumulative shareholder return for Cdn.$100 invested in Shares of the Corporation on October 16, 2003, the date on which the Shares began trading on the TSX Venture Exchange, with the cumulative total return of the S&P/TSX Composite and S&P/TSX Composite Gold (Subindustry) Indices.

	Oct. 16,	Dec. 31,	March	June 30,	Sept. 30,	Dec. 31,	March	June 30,	Sept. 30,	Dec. 31,
	2003	2003	31, 2004	2004	2004	2004	31, 2005	2005	2005	2005
Jaguar Mining	100	113	189	138	108	121	138	116	111	131
S&P/TSX Composite Index	100	106	111	111	113	121	127	131	146	151
S&P/TSX Composite Gold (Subindustry) Index	100	117	118	102	110	107	101	105	115	130

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Compensation of Directors
The Corporation has adopted a policy for compensating directors that includes paying cash fees and granting stock options.
Directors with a written employment agreement with the Corporation are not paid a cash fee for service as a director in addition to what they are provided in their employment agreements. Currently, and since the date of their respective appointments as Directors (see “Nominees to the Board”), Messrs. German, Griffiths, Dow, Burns and Clausen are the only directors eligible for cash fees for their services as directors. Of the Nominees, Messrs. German, Griffiths, Dow, Burns and Clausen will be entitled to cash compensation from the Meeting Date and until the next meeting of the shareholders at which directors are elected.
Pursuant to the policy, directors are paid quarterly at a rate equal to Cdn.$15,000 annually and the Chairman is entitled to an additional Cdn.$5,000 annually. Mr. German is the Chairman of the Board of Directors of the Corporation.
In addition, directors serving on the Corporation’s Audit, Compensation, Corporate Governance and Health, Safety and Environmental Committees are paid quarterly at a rate equal to Cdn.$2,000 annually for each committee and are paid Cdn.$500 for each committee meeting attended. Members of any ad hoc committee of the Board will be paid only for their attendance at meetings.
Directors are reimbursed for their out-of-pocket expenses incurred on behalf of the Corporation.
In 2005, (a) Mr. German earned Cdn.$31,250, (b) Mr. Burns earned Cdn.$22,000, (c) Mr. Clausen earned Cdn.$11,125, (d) Mr. Dow earned Cdn.$21,500, and (e) Mr. Griffiths earned Cdn.$24,500 in each case for their services as directors.
Directors are eligible to participate in the Corporation’s Stock Option Plan. In 2005 the directors were granted stock options for their services as directors as follows:

	Shares Under Options			Market Value of Shares
Name	Granted		Exercise Price/ Share	on Date of Grant	Expiry Date
Andrew C. Burns	45,000		Cdn.$3.47	Cdn.$3.47	February 17, 2010
Gilmour Clausen(1)	40,000		Cdn.$3.29	Cdn.$3.29	December 8, 2010
William E. Dow	40,000		Cdn.$3.47	Cdn.$3.47	February 17, 2010
Juvenil T. Felix	0	(2)	Cdn.$3.47	Cdn.$3.47	February 17, 2010
Gary E. German	45,000		Cdn.$3.47	Cdn.$3.47	February 17, 2010
Anthony F. Griffiths	40,000		Cdn.$3.47	Cdn.$3.47	February 17, 2010
Robert W. Jackson(3)	0	(2)	Cdn.$3.47	Cdn.$3.47	February 17, 2010
Daniel R. Titcomb	0	(2)	Cdn.$3.47	Cdn.$3.47	February 17, 2010

(1)	Mr. Clausen became a Director on May 12, 2005.

(2)	Excludes options granted as compensation pursuant to his Employment Agreement. See the Summary Compensation Table in “Statement of Executive Compensation”.

(3)	Mr. Jackson was a Director until May 12, 2005.
In 2005 the Compensation Committee retained 3XCD, compensation consultants, to review the compensation of the Corporation’s board of directors. The Compensation Committee is in the process of reviewing the recommendations of the consultants and developing compensation recommendations for Board of Directors.

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SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS
Pursuant to the Corporation’s Stock Option Plan, the Corporation may grant stock options to its directors, officers, employees and consultants. As of December 31, 2005, a total of 4,707,604 stock options had been granted. Of those, 1,050,285 stock options had been exercised. 792,396 stock options remain available for future issuance. As set forth under “Particular Matters to be Acted Upon – Amendments to Stock Option Plan”, the Board has approved and is requesting shareholders’ approval of amendments to the Plan, including increasing the maximum shares issuable under the Plan and removing restrictions on aggregate issuances to insiders.
The following table sets forth information concerning the Stock Option Plan as of December 31, 2005:

Number of Shares
	Number of Shares to be issued		remaining available for
	upon exercise of outstanding	Weighted average exercise	future issuance under Stock
Plan Category	options, warrants and rights	price of outstanding options	Option Plan
Stock Option Plan (previously approved by shareholders) (1)	4,707,604 Stock Options	Cdn.$2.95	792,396

(1)	The Corporation has no equity compensation plan other than its stock option plan.
INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND OTHERS
There is currently no indebtedness of any of the Corporation’s directors or officers, or any associate of any such director or officer, to the Corporation or any of its subsidiaries other than indebtedness of Brazilian Resources, Inc. to the Corporation, which is described below in “Interests of Informed Persons in Material Transactions.” A loan made by the Corporation on August 19, 2004 in the amount of US$130,000 to (i) Daniel R. Titcomb personally and, (ii) Daniel R. Titcomb and Robert J. Lloyd, as trustees of the Titcomb Trusts, to allow the Titcomb Trusts to exercise stock warrants in the Corporation, was repaid with interest in 2005. No indebtedness of the Corporation’s directors or officers, or any associate of such director or officer, to another entity has been the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding of the Corporation or any of its subsidiaries.
Indebtedness of Directors and Executive Officers under (1) Securities Purchase, and (2) Other Programs:

			Largest Amount			Amount
	Involvement of	Largest Amount	Outstanding as of	Financially Assisted		Forgiven
Name and	Company or	Outstanding	date of Information	Securities Purchase	Security for	During
Position	Subsidiary	During 2005	Circular	During 2004	Indebtedness	2004
Daniel R. Titcomb, Chief Executive Officer, Director and Nominee	Lender	130,000(1)	US$0(1)	Nil	Nil	Nil

(1)	Mr. Titcomb repaid this indebtedness in full, with interest, in 2005.
Other than as disclosed in the preceding paragraph and table, no (i) executive officer, director or Nominee of the Corporation, (ii) associate of an executive officer, director or Nominee, or (iii) former executive officer, director or employee of the Corporation, was indebted to the Corporation at any time during the last completed financial year of the Corporation or as of the date of this Information Circular.
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS
Except as described below, there are no material interests, direct or indirect, in any transactions since the commencement of the Corporation’s last completed financial year, or any proposed transaction which has materially

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affected or would materially affect the Corporation or any of its subsidiaries of (i) directors or executive officers of the Corporation, (ii) Nominees, (iii) any shareholder who beneficially owns more than 10 percent of the Shares, or a director or executive officer of such greater than 10 percent shareholder or (iv) any known associate or affiliate of any such persons.
The Corporation entered into a loan agreement with Brazilian dated October 1, 2003 whereby the Corporation made loans to Brazilian in an aggregate amount of US$800,000 at 5 percent interest per annum payable in full (principal plus accrued interest) in a single payment on June 30, 2006. The loan was used as part of a plan that renegotiated debt of Brazilian. As security for the loan, Brazilian pledged 500,000 of its Shares. Brazilian also granted to the Corporation a first option to purchase all of Brazilian’s interest in a gold property situated in Brazil. US$800,000 of the loan remains outstanding as of the date of this Information Circular. Brazilian is a founding shareholder of the Corporation and holds 10.6 percent of the outstanding shares of the Corporation. Daniel R. Titcomb, Chief Executive Officer and a director of the Corporation and Jeffrey C. Kirchhoff, Treasurer of the Corporation, are the Chief Executive Officer and Chief Financial Officer and Treasurer, respectively, of Brazilian. Messrs. Titcomb and Kirchhoff and William E. Dow, a director of the Corporation, are also directors of Brazilian. Robert W. Jackson, Executive Vice President for Corporate Development and a director of the Corporation until May 12, 2005 was a director of Brazilian until June 29, 2005. Together, these officers and directors own or have the right to vote 12.0 percent of the outstanding shares of Brazilian as of March 31, 2006.
The Corporation entered into a loan agreement with Brazilian dated September 26, 2003, as amended as of December 31, 2004, whereby the Corporation loaned Brazilian US$268,433 for the purposes of Brazilian retiring a mortgage that had matured on its office building. The building also serves as the Corporation’s primary offices. The loan accrued interest at 5 percent per annum and was repaid in full during the third quarter of 2005.
In 2002 and 2003 the Corporation made temporary advances to Brazilian of US$251,370. These temporary advances were repaid in full during the third quarter of 2005.
As described above in “Indebtedness of Directors, Executive Officers and Others,” on August 18, 2004, the Corporation loaned US$130,000 to a trust controlled by Daniel R. Titcomb, Chief Executive Officer and a director of the Corporation, for the purposes of exercising purchase warrants. The loan accrued interest at the rate equal to the prime rate as reported in The Wall Street Journal plus one percent per annum upon May 31, 2005. The loan was repaid in full in 2005.
With increased activities in the mineral sector, used equipment has become less available. The Corporation’s subsidiary, Mineração Serras do Oeste Ltda. (“MSOL”), on behalf of the Corporation, has pursued several opportunities to provide for its mid- and long-term equipment needs, including entering a loan agreement with Prometálica Mineração Ltda. (“Prometálica”), a base metal company. Loans totaling US$5,089,000 from MSOL to Prometálica allowed Prometálica to purchase processing equipment and properties it had under contract. Prometálica made payments of US$4,509,000 on the loan in 2005. On March 20, 2006, the Corporation entered into an agreement with Prometálica whereby the Company accepted a transfer of certain mining equipment from Prometálica as a partial payment of US$327,000 of the balance of the loan and it exchanged the remaining amount receivable from Prometálica for a 1.5 percent Net Smelter Royalty (“NSR”) in Prometálica’s Monte Cristo project. The mining equipment transferred was appraised by an independent engineering firm and it was valued at US$327,000 (representing the remaining accrued interest on the Loan). Prometálica has the right to buy out the NSR on or before December 31, 2006 for the amount of US$1,627,000, (representing the remaining accrued interest on the loan). Prometálica’s controlling shareholders are Brazilian and IMS, the founding shareholders of the Corporation. IMS holds 9.9 percent of the outstanding shares of the Corporation, and Juvenil Felix, Chief Operating Officer of the Corporation, is a principal, employee and Chief Operating Officer of IMS.

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Brazilian provided management services to the Corporation pursuant to a management agreement that terminated March 31, 2005, and Jaguar continues to occupy space owned by Brazilian and pays Brazilian for a share of occupancy and overhead expenses. IMS also provides management services to MSOL pursuant to an agreement. See “Management Contracts”, below, for more information.
In 2003 and 2005 the Corporation awarded stock options to certain individuals who are principals and employees of IMS and have provided services to the Corporation pursuant to the Corporation’s agreement with IMS. See “Management Contracts,” below. In addition to Mr. Felix, the IMS principals who received stock options in 2003 include Lúcio Cardoso and Adriano Nascimento, who provide senior management services as consultants to the Corporation, and Paulo Henrique T. Siqueira, who also provided such senior management services and died in late 2005. They received a total of 350,000 stock options in 2003. No IMS principals received stock options in 2004. On February 18, 2005 the Corporation granted a total of 140,000 stock options to Messrs. Cardoso, Siqueira and Nascimento.
APPOINTMENT OF AUDITOR
Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the reappointment of KPMG LLP, Chartered Accountants, as auditors of the Corporation, and to authorize the directors to fix their remuneration. KPMG has acted as the Corporation’s auditors since March 2002. To be effective, such resolution must be approved by the affirmative votes of a majority of the votes cast on the matter at the Meeting.
MANAGEMENT CONTRACTS
The day to day management of the Corporation’s operations in Brazil is conducted by IMS (Belo Horizonte, Minas Gerais, Brazil) pursuant to an Implementation and Operation Agreement. Under this agreement IMS has been responsible for, among other things, engagement and payment of employees, managing the Corporation’s development projects, organizing the appointment of management professionals, seeing to the payment of expenses, managing engineering projects and civil construction, managing the operation and upkeep of the Corporation’s processing facility and conducting early stage negotiations with third party equipment and service providers since March 2002. In return for its efforts, IMS receives a monthly fee. IMS’s fees totaled US$954,000 in 2005. IMS uses most of the monthly fee to compensate its employees providing services to the Corporation’s subsidiary in Brazil. In 2005 many IMS non-management employees became employees of the Corporation’s subsidiaries, and the Corporation and IMS are revising their agreement to adjust it for this change with an expected effective date of January 1, 2005. See “Interest of Informed Persons in Material Transactions” concerning IMS’s relationship with the Corporation.
Certain functions of the day to day management of the Corporation’s corporate offices in Concord, New Hampshire (USA) were previously conducted by Brazilian (Concord, New Hampshire (USA)) pursuant to a Management and Operation Agreement, which agreement terminated as of March 31, 2005. Under this agreement, Brazilian was responsible for, among other things, providing office space and office support staff to the Corporation, and assisting the Corporation in managing the development and implementation of a capital plan, marketing and promotion, management of financial affairs and record keeping, financial reporting, regulatory compliance, shareholder communication, and general management of the Corporation’s corporate capital and operational considerations. In return for its services, Brazilian received a monthly fee of US$20,000. Brazilian’s fees under the agreement totaled US$60,000 in 2005. The Corporation now has the resources and abilities to assume the functions that Brazilian had previously provided under the Management and Operation Agreement. The Corporation continues to pay Brazilian for jointly used offices and overhead. In 2005 Jaguar incurred a total of US$110,000 for such expenses. The Corporation has also made certain loans to Brazilian as described in “Interest of Informed Persons in Material Transactions.”
Brazilian and IMS are also parties to a voting agreement dated October 30, 2003 in which each party pledged to vote its Jaguar shares at any shareholders meeting in identical fashion or forego its vote. Brazilian and IMS agreed to cast votes for the board of directors such that a representative from each of Jaguar and IMS will always be a member of the

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board of directors. The parties further agreed that neither will sell nor otherwise transfer more than 50 percent of its Jaguar shares to any single party. This voting agreement is irrevocable until October 16, 2006.
PARTICULARS OF MATTERS TO BE ACTED UPON
Amendments to Stock Option Plan
Overview
As described below, the Corporation is proposing two amendments of its 2003 Stock Option Plan (the “Plan”). At the 2005 Shareholder Meeting, following a public offering of Shares and Share warrants in December 2004, the shareholders of the Corporation approved an increase from 3,400,000 Shares to 5,000,000 Shares reserved for issuance under the Plan, which represented 17.7 percent of the outstanding Shares as of April 13, 2005. Following the recent public offering of additional Shares, the Corporation proposes an increased number of Shares available for issuance pursuant to the Plan that reflects virtually the same percentage of outstanding Shares (17.6%) as the number of reserved Shares approved by the shareholders of the Corporation at the 2005 Shareholder Meeting. See “A. Proposed Increase in Reserved Shares” in “Proposed Amendments” below.
The Corporation also proposes to eliminate the limitation on the maximum number of shares that may be reserved for issuance to insiders so that it can continue its executive and director compensation practices. See “B. Proposed Elimination of Ten Percent Limit” in “Proposed Amendments” below.
The Corporation is furnishing the following information concerning the Plan in connection with the proposed amendments to the Plan, as required by Section 613(d) of the TSX Company Manual, and the annual disclosure to shareholders required by Section 613(g) of such manual:
(i) The Plan permits the granting of stock options to directors, officers and employees of, and consultants to, the Corporation and its subsidiaries.
(ii) Prior to the amendments referred to below, options to purchase an aggregate of 5,500,000 Shares were authorized for issuance pursuant to the Plan. As of March 31, 2006, the Corporation has granted 4,707,604 of such authorized options, and 1,162,285 options have been exercised. The 4,707,604 shares issued or issuable upon exercise of the options equal 10.4 percent of the current outstanding Shares as of March 31, 2006.
On March 27, 2006 the Board of Directors of the Corporation approved an amendment to the Plan, subject to regulatory and shareholder approval, to increase the number of Shares authorized for issuance to 8,000,000 Shares, being 17.6 percent of the currently outstanding Shares. This is virtually the same percentage of outstanding Shares as the number that was approved by the shareholders at the 2005 Shareholder Meeting. See “A. Proposed Increase in Reserved Shares” in “Proposed Amendments” below.
(iii) The Plan sets the following limitations: (a) the number of Shares reserved for issuance to insiders (which term for this purpose includes associates of insiders) may not exceed ten percent of the outstanding Shares, (b) the number of Shares issued to insiders within a one year period may not exceed ten percent of the outstanding Shares, and (c) the number of Shares issued to any one insider or such insider’s associates within one year may not exceed five percent of the outstanding Shares.
On March 27, 2006 the Board of Directors of the Corporation approved an amendment to the Plan, subject to regulatory and shareholder approval, to eliminate the limitation in clause (a) above. See “B. Proposed Elimination of Ten Percent Limit” in “Proposed Amendment” below.
(iv) The number of Shares that may be issued to any one person may not exceed five percent of the outstanding

15

Shares, which as of March 31, 2006, is 2,267,422 Shares.
(v) The exercise price for Shares issued upon exercise of the option is equal to the weighted average trading price of the Shares for the ten days immediately preceding the grant of the option on which trading occurred on the principal exchange on which the shares had been listed and posted for trading. The Shares are listed and traded on the Toronto Stock Exchange.
(vi – viii) The Corporation has no security purchase arrangement and no stock appreciation right plan.
(ix) In general, vesting requirements for options issued pursuant to the Plan are left to the discretion of the Board of Directors. The Board of Directors frequently grants options to employees with a certain percentage vested upon grant and another percentage or percentages vesting upon later dates subject to continued employment of the employee. Vesting limitations of options granted to named executive officers granted during 2005 are set forth in the footnotes to the Table entitled “Option Grants During The Most Recent Completed Financial Year” in “Statement of Executive Compensation.” Under the Plan, options issued to consultants performing investor relations activities must vest in stages over 12 months with no more than one quarter of the options vesting in any three month period.
(x) The maximum term of options granted pursuant to the Stock Option Plan is five years. The Board of Directors may in its discretion issue options with a term of less than five years.
(xi) Unless the grant is subject to vesting limitations established by the Board of Directors, an optionee’s entitlement to exercise the option will cease in only certain circumstances. Options granted to an optionee who is a director, senior officer, employee, management company employee or consultant of or to the Corporation expire ninety days after the optionee ceases to hold one of those positions, except that options granted to an optionee who is engaged in investment relations activities expire thirty days after the optionee ceases to be employed to provide such activities. Further, any options granted under the Plan that are transferred by will or the law of descent and distribution are exercisable by a holder’s heirs or administrators for a period of only one year from the holder’s death.
(xii) Options granted pursuant to the Plan may not be transferred by the holder except by will or the laws of descent and distribution and may be exercisable during the holder’s lifetime only by the holder. Options are only exercisable by a holder’s heirs or administrators for a period of one year after the holder’s death.
(xiii) By its terms the Plan may be amended by the Board of Directors without the consent of the Shareholders, subject to the requirements of the Toronto Stock Exchange.
(xiv) Under the terms of the Plan, the Board of Directors in its discretion may provide financial assistance to participants to facilitate the exercise of options. The Board of Directors has adopted a policy to permit an optionee to direct that a number of the Shares issued pursuant to the exercised options be withheld as payment of the exercise price, with the net Shares issued to the optionee. The price of the Shares for that purpose is at the close of trading on the day of exercise of the options.
(xv) The Corporation has not issued any options that are subject to ratification by the shareholders.
Proposed Amendments
A. Proposed Increase in Reserved Shares
On March 27, 2006, the Corporation completed a public offering of 10,100,000 Shares in which the underwriters exercised options to purchase an additional 1,335,000 Shares. In recognition of the Corporation’s (i) significant increase in market capitalization since the 2005 Shareholder Meeting, (ii) compensation policy to use the increase in Share value as a primary means of compensating valued employees and providing incentives for employee

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performance, (iii) contractual commitments to its executive officers to seek approval from shareholders to increase the number of Shares authorized under the Plan, and (iv) an increase in the number of its employees, the Board resolved on March 27, 2006 that 2,500,000 additional Shares be reserved for issuance under the Plan. The proposed increased number of Shares reserved for issuance pursuant to the Plan to 8,000,000 Shares represents 17.6 percent of outstanding Shares, virtually the same percentage as the reserve of 5,500,000 Shares (17.7% of the then outstanding shares) approved by the shareholders at the 2005 Shareholder Meeting, following the public offering of Shares and Share warrants by the Corporation in December 2004.
The Board is requesting that the shareholders pass the following resolution approving the amendments to the Plan previously approved by the Board:
RESOLVED: that the Corporation’s 2003 Stock Option Plan is hereby amended to increase the maximum number of Shares that may be issued pursuant to the 2003 Stock Option Plan from 5,500,000 Shares to 8,000,000 Shares subject to approval of the Toronto Stock Exchange, as it may be required.
To be effective, such resolution must be approved by the affirmative votes of a majority of the votes cast on the matter at the Meeting.
B. Proposed Elimination of Ten Percent Limit
The Corporation’s compensation policy has been to use the increase in Share value through the issuance of stock options as a primary means of compensating senior officers and directors and to provide incentives for their performance. The Corporation anticipates that the Compensation Committee’s consultant will recommend that stock options remain a key part of the compensation package for senior officers and directors. The Employment Agreements of Messrs. Titcomb, Jackson and Roller contemplate the issuance of stock options annually and require the Corporation to seek shareholder approvals as necessary for these issuances.
Currently, the Plan does not permit the Corporation to issue stock options to insiders, which principally include the Corporation’s officers and directors, if the total number of Shares that could be issued to insiders pursuant to the Plan could exceed 10 percent of the issued and outstanding Shares. The Corporation will not be able to follow current practice in the issuance of stock options if this limit remains in effect. If the Plan is not amended to eliminate this 10 percent limit, the Corporation will likely have to examine increasing cash compensation of its officers and directors in order to provide them with total compensation comparable to that offered by similar companies.
Based on these considerations, the directors resolved on March 27, 2006 that the limitation on the total number of options that may be issued to insiders be eliminated, subject to shareholder approval. A blackline copy of the proposed change to the Plan together with other relevant sections of the Plan is attached hereto as Schedule A.
The Board is requesting that the shareholders pass the following resolution approving the amendments to the Plan previously approved by the Board:
RESOLVED: that the Corporation’s 2003 Stock Option Plan is hereby amended to eliminate the limitation of the number of shares that may be reserved for issuance to insiders to 10 percent of the outstanding common shares of the Corporation.
To be effective, such resolution must be approved by the affirmative votes cast of a majority of the votes on the matter at the Meeting; provided that insiders of the Corporation who are entitled to receive benefits under the Plan, and each of their respective associates, may not vote their Shares with respect to this resolution. Further, if the amendment is approved, under current requirements of Section 613(d) of the TSX Company Manual, insiders of the Corporation who are entitled to receive a benefit under the Plan will not be eligible to vote on any further proposed increases in the number of Shares reserved for issuance under the Plan. As of March 31, 2006 insiders of the Corporation entitled to receive a benefit under the Plan, and their respective associates, held or controlled a total of 5,591,153 Shares, which

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represented 12.3 percent of the total issued and outstanding Shares.
OTHER BUSINESS
Management knows of no matter to come before the Meeting other than the matters referred to in the Notice of Meeting.
CORPORATE GOVERNANCE DISCLOSURE
As a Canadian reporting issuer with securities listed on the Toronto Stock Exchange (“TSX”) and in compliance with Part IV, Section 472 of the TSX Company Manual, the Corporation is required to provide an annual disclosure of its approach to corporate governance with reference to National Instrument 58-101.
Board of Directors
Based on the definition of independence in National Instrument 58-101, Messrs. Burns, Clausen, German, and Griffiths are all independent directors of the Corporation. Messrs. Titcomb and Felix are not independent directors since they are employed by the Corporation in addition to serving as directors of the Corporation. Mr. Dow is not an independent director since he is an immediate family member (father-in-law) of Mr. Titcomb. Since four directors are independent and three are not independent, a majority of the members of the Board of Directors are independent directors. Independence of the Board from management results from four of the seven current directors and Nominees being independent directors and with an independent Chairman.
A number of the directors are directors of other listed issuers. Messrs. Titcomb and Dow, directors of the Corporation, are also directors of Brazilian. (Mr. Kirchhoff, Treasurer of the Corporation, is also director of Brazilian. Mr. Jackson, Executive Vice President for Corporate Development and a director of the Corporation until May 12, 2005, was a director of Brazilian until June 29, 2005.) Mr. Clausen is a director of Augusta Resource Corporation. Mr. German is a director of Cornerstone Capital Resources, Inc., Covalon Technologies Inc., Magnesium Alloy Corporation and Nevson Resources, Ltd. Mr. Griffiths is a director of Alliance Atlantis Communications Inc., Crum & Forster Holdings Corp., Fairfax Financial Holdings Limited, Hub International Limited, Lindsey Mordon Group Inc., Northbridge Financial Corporation, Novadaq Technologies, Inc., Odyssey Re Holdings Corp., PreMD, Inc., Russel Metals Inc., and Vitran Corporation.
Mr. German, an independent director and Chairman, calls meetings of the independent directors when he determines appropriate. In 2005 the independent directors did not hold a meeting separate from the other directors.
Mr. German, an independent director, is the Chairman of the Board. Mr. German’s role is to provide leadership to the Board and to be a liaison between the Board and the management of the Corporation, and his responsibilities include leading the Board meetings, advising the management of the Corporation, facilitating ongoing communication among members of the Board and between the Board and the management of the Corporation, advising the President and Chief Executive Officer of the Corporation, representing the Corporation in his capacity as Chairman of the Board, and performing such other functions as established in the Corporation’s formation documents and as agreed upon by the Board.

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     The following table reflects the attendance record of each director at Board meetings during the period from January 1, 2005 through the Record Date.

	Director	Director		Director	Director	Director	Director	Director		Director
Board of Directors	Andrew C.	Gilmour		William E.	Juvenil T.	Gary E.	Anthony F.	Robert W.		Daniel R.
Meeting Date	Burns	Clausen		Dow	Felix	German	Griffiths	Jackson		Titcomb
January 26, 2005	x	N/A	(1)	x	x	x	x	x		x
February 18, 2005	x	N/A		x	—	x	x	x		x
March 17, 2005	x	N/A		x	x	x	x	x		x
May 12, 2005	x	x		x	x	x	x	N/A	(1)	x
August 5, 2005	x	x		x	—	x	x	N/A		x
September 15, 2005	x	x		x	x	x	x	N/A		x
November 2, 2005	x	x		x	—	x	x	N/A		x
November 7, 2005	x	x		x	x	x	x	N/A		x
December 9, 2005	x	x		x	x	x	x	N/A		x
February 15, 2006	x	x		x	x	x	x	N/A		x
March 21, 2006	x	x		x	—	x	x	N/A		x
March 27, 2007	x	—		x	x	—	x	N/A		x

(1)	Mr. Clausen was elected a Director at the 2005 Shareholder Meeting on May 12, 2005. Mr. Jackson was replaced as a Director at the 2005 Shareholder Meeting on May 12, 2005.
Board Mandate
The Board has expressly assumed responsibility for supervising the management of the business and affairs of the Corporation. It is the Board’s policy and goal to enhance shareholder value by careful management (including approval of all material actions) of the Corporation’s businesses, and by continuously assessing long-range opportunities to expand these businesses. The Board sets long-term goals, reviews strategic planning and policies established by senior management, supervises the implementation of such goals and policies, and critically reviews the progress of such goals and policies at its meetings. The Corporate Governance Committee of the Board is currently preparing a written mandate to recommend for adoption in 2006.
Position Descriptions
The roles and duties of the persons holding the positions of Chairman of the Board and of the Committees are established through a discussion of and agreement upon the standards in the industry and the expectations of the shareholders with respect to such positions. The Corporate Governance Committee is preparing written position descriptions for the Board chairman and committee chairmen to recommend for adoption in 2006.
The description of the role of the Chief Executive Officer is set forth in his employment agreement. The Board has not otherwise developed a formal position description for the Chief Executive Officer. The Corporate Governance Committee is examining a position description for the Chief Executive Officer to recommend for adoption in 2006.
Orientation and Continuing Education
The Corporation provides necessary education (through management and outside professional advisers) on specific issues as they arise. The Board has agreed to conduct an orientation session at its May 2006 meeting.
Ethical Business Conduct
The Board and the Corporation has a long-standing commitment to conduct its business in compliance with applicable laws and regulations and in accordance with the highest ethical principles. This commitment helps ensure the Corporation’s reputation for honesty, quality and integrity. The Corporation requires that all employees respect and obey all applicable laws. Although not all employees are expected to know the details of these laws, it is important to

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know enough to determine when to seek advice from supervisors, managers or other appropriate personnel. The Corporation is regulated by a number of laws, rules and regulations, and strives to meet and exceed the requirements established by such standards. Compliance with these laws, rules and regulations is required and expected. The Board has adopted a whistleblower policy concerning complaints of employees against the Corporation or any of its directors, officers or employees relating to financial statement disclosures, accounting, internal controls and audit matters.
Directors and officers are expected to act in a manner that avoids even the appearance of conflict between their personal interests and those of the Corporation. The directors and officers owe a duty to the Corporation to advance its legitimate interests when the opportunity to do so arises. The Corporation’s policy is to compete vigorously, aggressively and successfully in today’s increasingly competitive business climate and to do so at all times in compliance with all applicable antitrust, competition and fair dealing laws in all the markets in which we operate.
The Corporate Governance Committee is reviewing a Code of Conduct to recommend for adoption by the Board in 2006.
Nomination of Directors
The Board keeps itself informed of the leaders in the business world and particularly leaders in the mining industry. Any member of the Board may submit a potential candidate to be a nominee for the position of Director. The Board reviews the field of potential nominees, discusses the achievements, leadership qualities and professional acumen of such potential nominees, and agrees on which candidates are presented as official nominees supported by the Board of Directors. The Board currently does not have a nominating committee. During the next year, the Corporate Governance Committee will examine whether the Board should establish a nominating committee.
Compensation
The Corporation has adopted a policy for compensating directors that includes payment of cash fees and the grant of stock options. The Board established a Compensation Committee to assist with compensation matters. The Compensation Committee is composed of Messrs. Griffiths and German, who are independent directors. Mr. Griffiths is the chairman of the Compensation Committee.
In late 2003 the Board completed a review of compensation of executive officers and directors in companies similar to the Corporation. In 2005 the Corporation retained 3XCD as compensation consultants to review the compensation of the Corporation’s executive officers and board of directors. The Compensation Committee is reviewing the recommendations of the consultants and developing compensation recommendations for Board. For additional information concerning the process of determining compensation, see “Report on Executive Compensation” under “Statement of Executive Compensation.”
Other Board Committees
The other Board committees include the Audit Committee, the Corporate Governance Committee and the Health, Safety and Environmental Committee.
In 2005, the Board established a Corporate Governance Committee for the purpose of advising and making recommendations to the Board concerning responsibilities relating to various corporate governance issues of the Corporation. The Corporate Governance Committee will be making governance recommendations to the Board in 2006. The members of the Corporate Governance Committee are Messrs. Griffiths, German and Clausen, who are all independent directors. Mr. Griffiths is chairman of the Corporate Governance Committee.
The Board also established a Health, Safety and Environmental Committee in 2005 for the purpose of reviewing, advising and making recommendations to the Board of Directors concerning the fulfillment of responsibilities relating

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to various human resources and environmental issues of the Corporation. The members of the Health, Safety and Environmental Committee are Messrs. German, Felix and Clausen. Mr. German is chairman of the Health, Safety and Environmental Committee.
The Board adopted an Audit Committee Charter in May 2005. As part of the annual audit process, including the preparation of the management discussion and analysis of financial condition and results of operations contained in the annual report to shareholders, the Audit Committee receives recommendations from management and the auditor appointed by the shareholders of the Corporation. The Committee examines the recommendations and advises the Board concerning activities that should be taken. The Audit Committee is currently comprised of three independent directors. The current members of the Audit Committee are Messrs. Burns, German and Griffiths.
A disclosure of information concerning the Audit Committee as required by Form 52-110F1 is set forth in the Corporation’s annual information form for the year ended December 31, 2005 in “Audit Committee”, “Audit Fees”, “Audit Related Fees”, “Tax Fees” and “All Other Fees” under “Directors and Officers”, and the Charter of the Audit Committee is attached thereto as an appendix. The annual information form is available at http://www.sedar.com.
Assessments
The Board does not have a formal process for assessing the effectiveness of the Board as a whole, its committees or individual directors. During the next year the Corporate Governance Committee will examine processes for evaluating individual directors, the entire Board and its committees.
ADDITIONAL INFORMATION
Additional information about the Corporation is located on SEDAR at http://www.sedar.com. Shareholders may request copies of the Corporation’s financial statements and Management’s Discussion and Analysis by writing to the Corporation at 48 Pleasant Street, Concord, NH 03301 or e-mailing ir@jaguarmining.com.
Financial information is provided in the Corporation’s comparative financial statements and Management’s Discussion and Analysis for its most recently completed financial year ended December 31, 2005.
APPROVAL
The contents and sending of this Information Circular have been approved by the directors of the Corporation.
     DATED as of the 7th day of April 2006.

Daniel R. Titcomb, President

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Document No. 71
PACIÊNCIA GOLD PROJECT
SANTA ISABEL MINE
PREFEASIBILITY STUDY
FOR THE MINING AND METALLURGY OF THE GOLD MINERAL
DEPOSIT “SANTA ISABEL MINE” LOCATED IN ITABIRITO, STATE OF
MINAS GERAIS, BRAZIL
Prepared by:
TechnoMine Services, LLC
Salt Lake City, Utah — USA
Author: Ivan C. Machado, M.Sc., P.E., P.Eng.
For:
Jaguar Mining Inc.
Concord, New Hampshire -USA
March 30, 2007
VOLUME I

1. SUMMARY	1
1.1 Introduction	1
1.2 Geology	2
1.3 Mineral Resources and Reserves	3
1.3.1 Mineral Resources	3
1.3.2 Mineral Reserves	3
1.4 Project summary Data	4
1.5 Permitting	5
1.6 Project Status	5
1.7 Capital Costs	7
1.8 Operating Costs	7
1.9 Economic Analysis	7
1.10 Interpretation and Conclusion	10
1.11 Recommendations	10

2. INTRODUCTION AND TERMS OF REFERENCE	12

3. DISCLAIMER	14

4. PROPERTY DESCRIPTION AND LOCATION	15

5. ACCESSIBILITY, CLIMATE, INFRASTRUCTURE, AND PHYSIOGRAPHY	16

6. HISTORY	18
6.1 Previous Owners	19
6.2 Exploration and Drilling	19
6.3 Mineral Processing and Metallurgical Testing	25

7. GEOLOGICAL SETTING	27
7.1 Regional Geology	27
7.2 Local Geology	29

8. DEPOSIT TYPES	30

9. MINERALIZATION	31
9.1 Mineralization in the Iron Quadrangle	31
9.2 Mineralization in the Project Site	32

10. EXPLORATION	33

11. DRILLING	34

12. SAMPLING METHOD AND APPROACH	40

13. SAMPLE PREPARATION, ANALYSIS AND SECURITY	41
13.1 Previous Exploration Services	41
13.2 Recent Exploration Program	43

14. DATA VERIFICATION	54
14.1 Previous Exploration Services	54
14.2 Recent Exploration Program	54

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15. ADJACENT PROPERTIES	55

16. METALLURGICAL TESTING AND MINERAL PROCESSING	56

17. MINERAL RESOURCES AND RESERVES ESTIMATES	60
17.1 Mineral Resources	60
17.2 Mineral Reserves	61

18. OTHER RELEVANT DATA AND INFORMATION	62
18.1 Project Infrastructure	62
18.1.1 Power	62
18.1.2 Road Accesses, Roads within the Project Area and Communication System	63
18.1.3 Water Supply	64
18.1.4 Ancillary Buildings and Facilities	64
18.1.5 Compressed Air	64
18.1.6 Surface Equipment	65

19. INTERPRETATION AND CONCLUSIONS	66

20. RECOMMENDATIONS	67

21. ADDITIONAL INFORMATION REQUIRED FOR TECHNICAL REPORTS ON DEVELOPMENT ISSUES	68
21.1 Underground Mining	68
21.1.1 Introduction	68
21.1.2 Geological and Geometrical Characteristics of the Mineralized Bodies	68
21.1.3 Mineral Resources	69
21.1.4 Production Plan	69
21.1.4.1 Annual Production Plan Schedule	70
21.1.5 Design Criteria	70
21.1.6 Mining Method Selection — Basic Mine Concept	72
21.1.7 “Mineable” Resources and Reserves	74
21.1.8 Planning for the Start of Operations	76
21.1.9 Detailing of the Development Phase	77
21.1.9.1 Access to ore body	78
21.1.9.2 Level Tunnels	80
21.1.9.3 Secondary Ramps	80
21.1.9.4 Ventilation and Emergency Escapeway Raises	81
21.1.9.5 Operational Support Openings	81
21.1.9.6 Basic Development Required by Level	82
21.1.10 General Description of the Mining Method and Operations	83
21.1.11 Mined-out Panel Backfill	85
21.1.12 Rock Mechanics	86
21.1.13 Hydrogeology Studies	90
21.1.14 Main Equipment Specification	92
21.1.14.1 Drilling Equipment — Development	93
21.1.14.2 Drilling Equipment — Mine Panel	94
21.1.14.3 Loading Equipment	94

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21.1.14.4 Hauling Equipment	94
21.1.14.5 Auxiliary Drilling Equipment	95
21.1.14.6 Equipment for Loading Granular Explosive	96
21.1.14.7 Auxiliary Equipment for Rock Support	96
21.1.14.8 Supply and Drainage of Mine Water	96
21.1.14.9 Mine Lighting system: Electrical Power Distribution	98
21.1.14.10 Communication System	98
21.1.14.11 Ventilation	100
21.1.14.12 Summary of Equipment Fleet and other Auxiliary Equipment	101
21.1.15 Blasting Plan Design	102
21.1.16 Personnel	109
21.1.17 Operating Schedule	110
21.1.18 Mine Investments (CAPEX)	110
21.1.18.1 Investment on Equipment and Utilities	110
21.1.18.2 Pre-operating Development Investment	112
21.1.19 Operating Costs	114
21.1.20 Sequential Development and Ore Production Plan (Monthly Basis)	114
21.2 Ore Processing and Metallurgy	115
21.2.1 Process Route	115
21.2.2 Process Description	116
21.2.2.1 Introduction	116
21.2.2.2 Crushing and Screening Plant	117
21.2.2.3 Grinding and Classification (Cycloning) Plant	119
21.2.2.4 Gravity Separation Circuit	120
21.2.2.5 Thickener and Pulp Conditioning System	121
21.2.2.6 Hydrometallurgical Plant: CIP-ADR Processes	121
21.2.2.6.1 Leaching Circuit	121
21.2.2.6.2 Adsorption Circuit	123
21.2.2.7 Elution and Electrowinning	124
21.2.2.8 Acid Washing	125
21.2.2.9 Carbon Regeneration Circuit	126
21.2.2.10 Cathode Treatment and Smelter	127
21.2.2.11 Overall Gold Recovery	127
21.2.2.12 Process Control Philosophy	128
21.2.3 Plant Production Plan	131
21.2.4 Plant Personnel	131
21.2.5 Process Equipment List	132
21.2.6 Plant Equipment Investment (CAPEX)	134
21.2.7 Metallurgy Operating Costs (OPEX)	135
21.3 Ancillary Buildings	136
21.3.1 Criteria	136
21.3.2 Description of the Ancillary Buildings	137
21.3.2.1 Industrial Facilities Area	137
21.3.2.1.1 Main Office	137

iii

21.3.2.1.2 Corporate Office	137
21.3.2.1.3 Cafeteria	138
21.3.2.1.4 Service Buildings and Shops	138
21.3.2.1.5 Change House	138
21.3.2.1.6 Gate House	139
21.3.2.1.7 First-Aid Room	139
21.3.2.1.8 Warehouse	139
21.3.2.1.9 Flashlights House	139
21.3.2.1.10 Training Room	139
21.3.2.1.11 Parking Lot Areas	139
21.3.2.1.12 Explosives Magazines
(Explosives and Accessories)	140
21.3.3 Buildings Located at the Industrial Facilities Area	140
21.3.3.1 Plant Office and Spectrophotometry Laboratory	140
21.3.3.2 Plant Compressors House	140
21.4 Environmental Considerations	140
21.4.1 Environmental Permits, including Operation License Requirements in Brazil	140
21.4.2 Environmental Plans and Studies Review	142
21.4.3 Mining Concessions and Exploration Permits Review: Interfaces with Environmental Permitting	143
21.4.4 Past Situation	146
21.4.5 Current Environmental Permitting Situation	147
21.4.6 Environmental Aspects	147
21.4.7 Closure Plan and CAPEX / OPEX Estimates	149
21.4.8 Socioeconomic Considerations	151
21.4.9 Discharge Water Quality, Discharge Limits and Monitoring Program	152
21.4.10 Description of the ARD Potential Assessment Program	155
21.4.10.1 Control Plan for the Acid Water Generation Potential	155
21.4.11 Review of Equator Principles Application (EPA)	159
21.5 EPC Schedule	161
21.6 Capital Cost Estimate	161
21.6.1 Initial Investments	161
21.6.2 Additional Investments	162
21.7 Operating Cost Estimate	163
21.8 Gold Price and Revenue	163
21.9 Economic and Risk Analysis	163
21.9.1 Cost Estimates Accuracy	163
21.9.2 Base Scenario Cash Flow	165
21.9.3 Sensitivity Analysis	167
22 REFERENCES	168
23 CERTIFICATE OF AUTHOR	169
24 ILLUSTRATIONS AND SUPPORTING DOCUMENTS	171

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24.1 Figures

Figure 1 - Location Map of the Paciência Project	173
Figure 2 - Simplified Regional Geology Map of the Iron Quadrangle	175
Figure 3 - Paciência Property Geology Map and Gold Sites	177
Figure 4 - Simplified Local Geology Map of the Paciência Project Area	179

VOLUME II

Appendix 01 - Mineral Resource Estimate Report
Appendix 02 - Cash Flow and Sensitivity Analysis Base Case Scenario
Appendix 03 - Recent Metallurgical Tests Reports
Appendix 04 - Project Single Line Diagram
Appendix 05 - Project Water Balance
Appendix 06 - Mining Drawings
Appendix 07 - Ramp and Access Development in Waste
Appendix 08 - Geotechnical Study Final Report
Appendix 09 - Summary of the Hydrogeology Study Final Report
Appendix 10 - Sizing of Underground Mining Equipment
Appendix 11 - Mining: Main Electrical Equipment
Appendix 12 - Mine Ventilation Supporting Calculations
Appendix 13 - Mining Regimes and Personnel
Appendix 14 - Ramp, Tunnel, and Raises OPEX Estimates
Appendix 15 - Mining Personnel OPEX Estimates
Appendix 16 - Development and Mining Plans
Appendix 17 - Process Flow Diagrams
Appendix 18- Process Equipment Supporting Calculations
Appendix 19 - General Plans and Ancillary Buildings
Appendix 20 - Summary of the Tailings Dam Design
Appendix 21 - Project EPC Schedule

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1 SUMMARY
1.1 INTRODUCTION
TechnoMine Services, LLC (“TechnoMine”) was retained by Jaguar Mining Inc. (“Jaguar”) to prepare an NI 43-101 compliant Prefeasibility Study (“Prefeasibility”) on the Paciência Gold Project Santa Isabel Mine (the “Project”) located 81 km from Belo Horizonte and 23 km from Itabirito, state of Minas Gerais, Brazil. The area has good infrastructure and the Project site can be accessed by 18-wheel trucks on paved and dirt roads.
Mineração Serras do Oeste Ltda (“MSOL”), Jaguar’s 100%-owned subsidiary, purchased several properties from AngloGold Ashanti in 2003, including the Santa Isabel Mine Property (the “Property” or the “Target”), which is the object of this Prefeasibility. The Property comprises one mineral right covering an area of 1,000 ha. The Property is part of Jaguar’s Paciência Region, which includes several mineral rights covering an area of approximately 17,500 acres.
During the first year of operations (2008) the Project will demand 4.5 MW to be supplied in 13.8 kV by CEMIG, the local power utility company. An additional 2.8 MW will be diesel-generated to replace high-cost energy during peak demand hours. As from 2009 CEMIG will supply 7.5 MVA.
Fresh water to supply the mine and plant will be provided by the Rio das Velhas (das Velhas River). A pump station will be located in the river about 4 km from the Project’s Main Water Tank. The total fresh water to be provided is currently estimated at 140 m3/hr.
A digital-technology based telephone communication system will be supplied by Embratel, a leader in corporate communication solutions. The system will accommodate a 30-channel link for voice communication, a digital data connection with the MSOL’s head office in Belo Horizonte, where a shared link will provide safe Internet and Intranet access.

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1.2 GEOLOGY
The geological setting of the Paciência Region properties hosted various productive historical mines during the Brazil Gold Cycle (17Th an 18Th centuries), such as Cata Branca Mine, Rainha Mine, Morro de São Vicente, Marzagão, Bahú, etc. The Project properties, including the Santa Isabel Mine target, which is the object of this Prefeasibility, are situated in the Quadrilátero Ferrífero (“Iron Quadrangle”). This well-known prolific mining area comprises rocks ranging in age from Archean to Upper Proterozoic. Numerous gold and iron deposits are associated with these rocks.
The gold metallogeny in the Iron Quadrangle has a complex history. Initially, in the Archean, volcanic exhalative sedimentary processes in the greenstone belts produced banded iron formation and chert-hosted sulfide-rich gold deposits. Shear zone related gold deposits were also generated at that time.
Gold mineralization at the Project’s area occurs in two forms. The dominant form is associated with disseminated sulfide in quartz veins and sericite/chlorite schists, as a result of the hydrothermal alteration development in shear zone. The second form is in the basal conglomerate of the Moeda Formation. The second type of mineralization is not considered in this Prefeasibility.
The gold mineralization of the Santa Isabel Mine is related to the Paciência Trend. This trend was discovered and intensively mined in the 17th and 18th centuries and now it is recognized by large surface excavations or old mines distributed in a continuous straight line. The ore shoots are composed of concentrations of the microcrystalline quartz veins in a sericite/chlorite schist matrix. The gold occurs in small visible nuggets in the quartz or inside the sulfide. These quartz-rich zones exhibit boudinage shapes, with thicknesses variable between centimeters to 30 meters, width between 10 to 200 m and hundreds meters continuity following the plunge. The gold grades are variable, and grades between 100 to 500 g/t are not uncommon due to the existence of coarse gold.

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1.3 MINERAL RESOURCES AND RESERVES
1.3.1 — MINERAL RESOURCES
The mineral resource estimate was prepared by Moreno & Associados (“Moreno”), a Belo Horizonte-based consulting company, under the supervision of the author of this Prefeasibility, and is shown in the table below.
Table 1.3.1.1: Paciência Gold Project Santa Isabel Mine — Resource Estimate

	Tonnage	Grade	Ounces
Category	(t)	(g Au/t)	(oz Au)
Measured (M)	871,170	5.59	156,590
			(36.4%)
Indicated (I)	1,702,230	5.00	273,670
			(63.6%)
(M + I)	2,573,400	5.20	430,260

Inferred	420,700	5.44	73,580
The software used was MineSight. The adopted capping grade was 95 g/t, while the cut-off grade selected for the estimation was 1.5 g/t. Poor variography eliminated the option for kriging and the ISD method was adopted to weight composites grades within the blocks. See Appendix 01 for Moreno’s Mineral Resource Final Report.
1.3.2 — MINERAL RESERVES
Table 1.3.2.1: Paciência Gold Project Santa Isabel Mine — Reserve Estimate

	Tonnage	Grade	Ounces
	(t)	(g Au/t)	(oz Au)
Proven (Pv)	987,900	4.52	143,580
Probable (Pb)	1,726,000	4.52	250,870
Total (Pv + Pb)*	2,713,900	4.52	394,450

*	2,260 oz of gold, corresponding to test mining production during 2006 (21,742 t at 3.23 g/t) have not been deducted from the above stated reserves.
The Cut and Fill Method has been adopted for the Project. The Mining Plan showed a 91.7% recovery and a dilution of 15%. Hence, the estimated total tonnage that will be mined is:

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[(2,573,400 t)*(0.917)*(1.15)] = 2,714,000 t.
The ROM average diluted average is estimated at:
[(5.20 g/t)]/(1.15) = 4.52 g/t
(Proven + Probable) Reserves are currently estimated at:
Pv + Pb = (2,714,000 t) * (4.52 g / t) = 394,450 oz Au

Proven Reserves	= (0.364)*(2,714,000) = 987,900 t @ 4.52 g/t = 143,580 oz Au
Probable Reserves	= (0.636)*(2,714,000) = 1,726,100 t @ 4.52 g/t = 250,870 oz Au
A Mine Call Factor (“MCF”) of 97% has also been adopted, based on the experience of this Prefeasibility’s mining team. Therefore, the estimated Mill Feed grade is:
4.52 * 0.97 = app 4.384 g/t and the estimated to-the-mill amount of ounces of gold is (394,450 oz Au) * (0.97) = (2,714,000 t) * (4.384 g/t) = 382,600 oz Au
Taking into consideration the Overall Metallurgical Recovery (93%), the estimated total salable ounces of gold is (382,600)*(0.93) = 355,820 oz Au.
1.4 PROJECT SUMMARY DATA

➢	Project Life:	10.1 semesters, starting in the second quarter of 2008

➢	Pre-production period:	5 months

➢	Measured and Indicated Resources:	2,573,400 t at 5.20 g/t (average) = 430,260 oz Au

➢	Mining Method:	cut and fill

➢	Production Rates (ROM):	275 kt /year (2008) and 600 kt / year (following years)

➢	Mining Average Dilution:	15%

➢	Mining Average Recovery:	91.7%

➢	Proven and Probable Reserves (ROM): 2,714,000 t at 4.52 g/t = 394,450 oz Au

➢	Mining Call Factor:	97%

➢	To-the-Mill Grade:	4.39 g / t

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➢	To-the-Mill Gold:	382,600 oz Au

➢	Process Route: Crushing/Screening — Grinding — Gravity Separation — Leaching — CIP — ADR (including Elution and Electrowinning)

➢	Metallurgical Recovery:	93%

➢	Total salable oz of gold:	355,820 oz Au

➢	Product:	gold (bullion)
1.5 PERMITTING
MSOL holds the Mineral Right (Final Exploration Report approved) related to the Santa Isabel Mine property: DNPM 830.375/79. It has applied for the Mining Right, which is contingent only on the Implementation License (“LI”) Environmental License approval. A Previous License (“LP”) has been granted for the Project and application for the Implementation License (“LI”) has been accepted and is currently being analyzed by FEAM (the state of Minas Gerais Environmental Agency). According to MSOL, the LI award is expected to take place by March 31, 2007.
1.6 PROJECT STATUS
The Project is currently under construction and start-up will take place during the second quarter of 2008.
The status of construction as of the date of issuance this Report is described below.
➢	Comminution Area
The comminution area, which encompasses the crushing and screening plant, and the grinding plant is 68% complete for cutting and 6% for fill.

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Planned and accomplished volumes are:

	Planned (m3)	Accomplished (m3)	Progress (%)
Cut	74,987	51,000	68
Fill	2,227	141	6
A portion of the material from the earth cut in this area will be used as fill in the hydrometallurgical plant.
➢	Hydrometallurgical Plant
The plant will be built over a 17,000 m 2 area. The cut is currently 13% complete, while the fill reached 25% completion.
Planned and Accomplished volumes are:

	Planned (m3)	Accomplished (m3)	Progress (%)
Cut	25,000	3,296	13
Fill	38,000	9,393	25
➢	Civil Works (Industrial Areas)
Civil works are scheduled to start on April 16, 2007. The anticipated timeframe for completion is 80 days for the communition area and 110 days for the hydrometallurgical plant. Approximately 5,000 m3 of concrete will be consumed.
➢	Drainage (Industrial Areas)
The construction of the drainage systems will also start in April 2007 and will encompass 3,200 m of ditches, requiring approximately 350 m3 of concrete.

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➢	Ancillary Buildings
Seventy five percent (75%) of the construction has been completed to date.
➢	Internal Roads
The 3.5 km of the internal planned roads have been constructed.
1.7 CAPITAL COSTS
     The capital cost estimate is US$44 million as follows:

Initial investment (pre-operational):	US$42 million
Raising the tailings dam (2009):	US$1.5 million
Stay-in-business:	US$0.5 million
1.8 OPERATING COSTS
The total nondiscounted life of mine operating cost for the Project has been estimated at US$ 75 million.
1.9 ECONOMIC ANALYSIS
The following economic results are based on the criteria utilized in the discounted cash flow model for the Base Case Scenario:

➢	Gold price:	US$550 per troy ounce of gold

➢	ROM Total Tonnage	2,714,000 t

➢	Mineral Reserves:	2,714,000 tonnes @ 4.52 g/t Au, containing approximately 394,450 ounces

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➢	Mill Feed Grade (average):	4.39 g/t

➢	Mining Rate:	275,000 tonnes in 2008; 600,000 tonnes per year as from 2009

➢	ROM Average “Cruise” Production	1,755 tpd ROM (600,000 tpy: 342 days/year)

➢	Gold Total Production	355,820 oz Au

➢	Gold Average Annual Production	69,950 opy

➢	Project life (LOM)	10.1 semesters

➢	CAPEX (total)	US$44 million (straight)

➢	Average Cash Cost:	$221 per oz Au

➢	Total Production Cost:	$333 per oz, including invested capital

➢	Production Start:	Second quarter of 2008

➢	Exchange Rate	Construction Period: US$1.00 = R$2.20 Production Period: US$1.00 = R$2.50 (average)

➢	Depreciation and amortization have been prorated over the Project life.
The pre-tax net cash flow over the initial life of the project is estimated at US$116.5 million. The Cumulative Operating Profit has been estimated at US$ 90.5 million, while the After-Tax Cumulative Net Cash Flow estimate is US$ 50.7 million.
The primary after-tax economic indicators from the Cash Flow Model (Appendix 02, which also includes a Sensitivity Analysis) are summarized in Table 1.9.1.

8

The indicators point to an economically feasible project.
Table 1.9.1 — Base Case Scenario: Summary of Economic Results

Paciência Gold Project
Santa Isabel Mine	Economic Indicators
IRR (% per year)	27.5
NPV @ 0% — [US$]	50.7 million
NPV @ 5% — [US$]	27.3 million
NPV @ 8% — [US$]	18.6 million
NPV @ 10% — [US$]	14.3 million
NPV @ 12% — [US$]	10.9 million
Payback Period (straight)	4.76 semesters
Payback Period (@ 8%)	5.31 semesters
Payback Period (@ 10%)	5.40 semesters
Payback Period (@ 12%)	5.48 semesters
Life of Mine Production	10.1 semesters
A Sensitivity analysis was carried out that indicated the following variations to the IRR:

Gold Price = US$470 /oz Au	IRR = 18.7 % py

Gold Price = US$630 /oz Au	IRR = 35.4 % py

Metallurgical Recovery = 92%	IRR = 26.8 % py

Metallurgical Recovery = 91%	IRR = 26.2 % py

CAPEX + 12%	IRR = 24.8 % py

CAPEX - 12%	IRR = 30.5 % py

OPEX + 10%	IRR = 25.2 % py

OPEX - 10%	IRR = 29.6 % py

Mill Feed Grade + 10% (4.83 g/t)	IRR = 32.9% py

Mill Feed Grade – 10% (3.95 g/t)	IRR = 21.6% py

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1.10 INTERPRETATION AND CONCLUSIONS
It is TechnoMine’s conclusion that the Project is low-risk and robust. It has been extensively studied from a technical standpoint and is supported by significant exploration, metallurgical testwork, conceptual and basic engineering, in addition to special front-end engineering tests and studies. The aforementioned technical work for this Project was performed by reputable entities in Canada, USA, and Brazil.
Most CAPEX and OPEX estimates are supported by vendor quotes, contracts, and receipts. Key pieces of equipment have been purchased. Cost estimates are based on solidly supported process route and mining method and plan, being within the +/- 15% accuracy range.
Based on the economic results yielded by the cash flow model and sensitivity analysis, TechnoMine considers the Project to be feasible and attractive. Related technical and economic risks are small.
1.11 RECOMMENDATIONS
➢	TechnoMine recommends that Jaguar proceed with the Project implementation.

➢	Although the Project is feasible and robust at its current size, it is our recommendation that the exploration efforts continue not only at the Property, but also at the other targets in the Paciência Region. An increased resource base will give rise — via a consolidated feasibility study — to increased reserves, which, in turn, will significantly improve the financial performance of the Project.

➢	The same or higher technical standards related to the front-end engineering activities, such as exploration, metallurgical testwork, conceptual and basic engineering, and the required special front-end engineering tests and studies should be maintained for the augmented project.

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➢	The additional exploration and front-end engineering activities should start as soon as possible.

11

2 INTRODUCTION AND TERMS OF REFERENCE
TechnoMine was retained by Jaguar to prepare a prefeasibility and issue an independent technical report compliant with NI 43-101 on the Project located in the municipality of Itabirito in the state of Minas Gerais, Brazil. The Project’s mining rights are owned by MSOL, a fully owned subsidiary of Jaguar.
Ivan C. Machado, M.Sc., P.E., P.Eng., Principal of TechnoMine conducted several site visits, the last one having taken place on December 12, 2006. Mr. Machado reviewed the Project’s mineral and environmental rights, licenses, permits, and exploration work carried out in various phases of the Project, as well as studies, such as mining, environmental, and special front-end engineering studies: water and power supply, geotechnical, and hydrology. Mr. Machado and TechnoMine have been in charge of defining and supervising the metallurgical testwork, the process route, preparing the process flow diagrams and plant water balance, in addition to sizing and costing the process equipment. Mr. Machado and TechnoMine played a key role in the Project cash flow model study and financial analysis.
During the site visit and preparation of this Prefeasibility report, discussions were held with:

Adriano L. Nascimento	Vice-President, Exploration & Engineering, Jaguar

Lúcio Cardoso:	Vice-President, Operations, Jaguar

Jaime Duchini	Chief Geologist, Jaguar

Francisco Xavier:	Project Manager, Jaguar

Wilson C. Chaves;	Chief Metallurgist, Jaguar

Mauro Salim:	Engineering and Construction Manager, Jaguar

Stéfano Angioletti:	Chief Infrastructure Engineer, Jaguar

Nicole Marota:	Environmental Engineer, Jaguar

Rogério Moreno:	Chief Resource Evaluation Geologist, Moreno (local geology and resource evaluation consultancy

12

Reinaldo Nogueira:	Chief Mining Engineer, Minere (local consultancy)

Nívio Lasmar:	Lead Environmental Engineer, CERN (local consultancy)

Maury F. Lopes:	Chief Geotechnical Engineer, MFL (local consultancy)
The geological studies, 3-D and Resource Estimation Models, as well as the overall Resource Estimation Study and Report were reviewed by Dr. Charles Thorman, Certified Professional Geologist, a seasoned Denver-based consultant. Mt. Thorman has a large specific experience with the geology of gold deposits in the Iron Quadrangle.

13

3 DISCLAIMER
This report has been prepared by TechnoMine for Jaguar. The information, conclusions, opinions, and estimates contained herein are based upon:
➢	Information available and supplied to TechnoMine at the time of preparation of the Prefeasibility and this Report,

➢	Assumptions, conditions, and qualifications as set forth in this report, and,

➢	Data, reports, and opinions supplied by Jaguar and other third party sources listed as references.
TechnoMine has verified in detail all information regarding the current status of legal titles, property agreements, corporate structure, and environmental permitting status.

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4 PROPERTY DESCRIPTION AND LOCATION
The Project is located in the Acurui District, which is a part of the Itabirito Town municipality in the state of Minas Gerais, Brazil. Itabirito, 23 km from the Project site, has a good urban infrastructure, including banks, a hospital, schools, and commercial businesses. Access to the Project site is provided by a 16-km public road that joins BR-356, the main road that goes to the historic city of Ouro Preto. The distance from the Project site to the main neighboring cities are: 23 km to Itabirito, 53 km to Ouro Preto, and 81 km to Belo Horizonte. See Figure 01 for the Project’s Location Map.

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5 ACCESSIBILITY, CLIMATE, INFRASTRUCTURE, AND PHYSIOGRAPHY
Access to the town of Itabirito is via a good paved highway about 40 km (30 minutes) by car southeast of Belo Horizonte. The Project can be accessed from Itabirito (23 km) by light truck on paved and dirt roads, although during the rainy season, a four-wheel drive vehicle is preferable.
Belo Horizonte is the largest city in the state with a population in excess of four (4) million. It is the major center of the Brazilian mining industry. A large commercial airport with domestic and international flights services Belo Horizonte, which hosts several state and federal government agencies and private businesses that provide services to the mining and exploration sectors. Skilled labor is readily available.
Annual rainfall in the project area averages between 1,300 mm and 2,300 mm, 84% of which falls during the rainy season between October and March. The months of December and January present the most intense precipitation. Winds have a low average speed (<1 m/s), and are predominantly from the south and southeast. The annual average temperature is slightly above 20ºC. Air humidity, even in the summer, does not exceed 90% in average, showing annual average evaporation of approximately 934 mm.
In order to forestall the Project ramp-up and to submit the initial demand limits to CEMIG, the Project calls for the implementation of a temporary assisting power system. During the first year of operations (2008) the Mine will produce 275,000 tpy (as opposed to the cruise production of 600,000 tpy in the ensuing years). Hence, the operations regime for 2008 foresees only one operating grinding mill line and mine operations limited to two shifts. The assisting power system will consist of a group of diesel engine generators that will produce electricity during the 3 hours of the peak load period, daily. During the remaining other 21 hours the energy will be supplied by CEMIG.

16

A digital technology-based telephone communication system will be supplied by Embratel, a Telmex Company that is a leader in corporate communication solutions. The system can accommodate a 30-channel link for voice communication and a digital data connection with the company’s head office in Belo Horizonte, where a shared link can provide safe Internet and Intranet access.
Fresh water to supply the mine and plant will be provided by the Rio das Velhas. A suction station is located about 4 km from the Project’s Industrial Water Tank and will be the source of the fresh water. The total fresh water to be provided has been estimated at 140 m3 / hr.
A Previous License (LP) has been granted for the Santa Isabel Mine and application for the Implementation License (LI) has been accepted and is currently being analyzed by FEAM — the state of Minas Gerais Environmental Agency.

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6 HISTORY
The Itabirito village was founded in 1709 by people going to Ouro Preto, which was in the center of the Minas Gerais State. Itabirito was upgraded to a town in 1923. Farming and gold production were the main commercial activities. Gold discoveries in the Itabirito Region date from the middle of the 17th century and are directly attributed to the “Bandeirantes” (early Portuguese explorers) activities along the Rio das Velhas. Reports from that time state that gold was abundant; a fact that triggered a major gold rush, which extended into the middle of the 19th century. A portion of the Estrada Real (Royal Road) crosses the Itabirito area. The Estrada Royal played a major role in the development of the region.
Exploration for gold in the region started in alluvial sites along drainages where simple extraction techniques were employed. However, production declined as alluvial sources were depleted and exploration focused more and more on “primary ore.” In 1845, gold production was quickly reduced following an accident in the Cata Branca Mine, the most important mine in the area, located about 10 km northwest of Itabirito. About 1880, the Dom Pedro II Railway was built (from Rio de Janeiro to Diamantina, crossing the Ouro Preto / Itabirito area) and the economy shifted to pig iron making, and leather and clothes manufacturing. Following this new industrialization, the area regained economic importance because of extensive iron mines, many of which are still in operation today, mainly by Companhia Vale do Rio Doce (CVRD).
Modern exploration on or adjacent to the Itabirito property was carried out extensively beginning in 1979 by AngloGold Ashanti (geochemistry, geophysics, sampling, diamond drilling, and drifts); RTZ (trenching, geochemistry and diamond drilling); CVRD (sampling, mapping, geophysics, geochemistry, and diamond drilling) and Anschutz/Western Mine and Iamgold (geochemistry, sampling, diamond drilling, and drifts).

18

6.1 PREVIOUS OWNERS
The Project’s mineral right (DNPM 830.375/79) chain of ownership is presented below:
From 1981 through 2004, the Project was controlled by AngloGold Ashanti through the following companies:

From 08/19/1981 to 07/17/1990:	Mineração Itamonte Ltda.

From 07/17/1990 to 12/03/1991:	Mineração Paciência Ltda. (former Mineração Itamonte)

From 12/03/1991 to 11/11/1994:	Mineração Itajobi Ltda.

From11/11/1994 to 15/12/1995:	Mineração Itajobi Ltda. (new shareholders).

From 12/15/1995 to 04/01/2004:	Mineração Morro Velho Ltda.

From 04/01/2004 to 04/28/2004:	Mineração AngloGold Ltda. (former Mineração Itajobi)

From 04/28/2004 to present:	MSOL (Jaguar)
6.2 EXPLORATION AND DRILLING
The initial exploration surveys were made between 1979 and 1990 by AngloGold Ashanti. A regional geochemical study followed by aerial photography interpretation singled out the old workings. This gave rise to a detailed channel sampling program covering the entire trend.
Subsequently, a 100-200 m grid drill campaign covering about 12 km was carried out. After definition of the best mineralized zones, a ramp was opened and drifts and underground diamond drill holes were executed. During that phase some targets were defined, two of which stood out for more focused exploration: Paciência (now Santa Isabel) and Bahú.
The underground development in Bahú was performed by AngloGold Ashanti. Toniolo Busnelo S.A., a local company, was contracted for the underground development work at Santa Isabel.

19

Channel sampling covering the drift section was made at 3-m intervals and horizontal underground diamond drill holes were drilled in a 15-m grid. The channel samples were always collected orthogonally to the quartz masses or the foliation developed by the shear zone. All samples were assayed by fire assay methodology at AngloGold Ashanti’s laboratory located in Nova Lima, MG. This lab holds international certification. The exploration campaigns carried out by AngloGold Ashanti are summarized below.
     Santa Isabel Site

Ramp and drifts	1,586 m
Surface diamond drill holes	8,924 m and 47 holes
Underground diamond drill holes	2,695 m and 65 holes
Underground channel samples	3,553 samples
Geological and topography maps
     Bahú Site

Ramp and drifts	540 m
Surface diamond drill holes	2025 m and 10 holes, ranging between 30 m to 301.20 m (HQ & NQ)
Underground diamond drill holes	2,858 m and 28 holes, ranging between 20.80 m to 197.37 m) — (BQ)
Underground channel samples	4,676 samples
Geological and topography maps
     Other Sites

Surface diamond drill holes	11,249m and 70 holes ranging between 81.70 m to 300.00 m (HQ & NQ)
Channel samples	over 5,000 samples
Geological and topography maps
It is important to note that the results related to Bahú and “Other Sites” were not included in the resource estimate model, which took into account only data related to the Santa Isabel Mine Target. The exploration services carried out on Bahú and “Other Sites” have been reported above because they were part of the AngloGold Ashanti exploration campaign.
During the 1980s, AngloGold Ashanti completed forty-seven (47) surface drill holes totaling 8,924 m and sixty-five (65) underground drill holes. Surface drill holes were drilled on 40-m

20

average spaced lines, while underground drill holes lines were spaced 15 to 25 m apart. The core samples had variable diameters between HQ and BQ, as a function of the lithology.
The surface drill holes began in HQ and were reduced to NQ after the weathered zone was crossed. The underground holes were drilled in BQ. The drill rigs included Diakore 4, 6, and 8 for surface holes and BBS-01 and JKS-01 for underground holes. Tropary and Sperry Sun were used to measure the hole deflections.
The mineralized intervals from the surface drilling by AngloGold Ashanti are as follows, at a cutoff of 1.00 g/t:

AngloGold Drilling Results - Santa Isabel Mine - Surface
Hole	Coordinates		Elevation	Length	Azimuth	Dip	Interval (upper cut off 95 g/t)
Number	N	E	(m)	(m)	Degree	Degree	From (m)	To (m)	Grade (m)	Thickness (m)
FPA-01	7.765.582	637.165	970.7	169.00	vertical	-90	56.77	58.05	8.22	1.28
FPA-02	7.765.596	637.119	985.8	153.95	vertical	-90	56.20	60.75	Old drift	4.55
FPA-03	7.765.565	637.202	985.6	135.00	vertical	-90	Not mineralized
FPA-04	7.765.637	637.090	1.005.8	105.65	vertical	-90	59.14	59.84	2.57	0.70
FPA-05	7.765.697	637.040	1.030.1	154.10	vertical	-90	97.98	103.93	4.30	5.95
FPA-06	7.765.750	637.016	1.057.7	166.60	vertical	-90	110.38	110.96	3.64	0.58
FPA-07	7.765.806	636.967	1.083.7	181.59	246.00	-69	112.61	127.30	4.51	14.69
FPA-08	7.765.888	636.877	1.093.5	189.84	243.50	-74	112.21	112.92	4.59	0.71
							121.00	124.82	2.86	3.82
							149.78	151.61	16.21	1.83
FPA-09	7.765.971	636.756	1.054.0	154.18	242.50	-71	107.25	108.57	1.67	1.32
							113.55	114.17	4.36	0.62
FPA-10	7.765.754	637.072	1.054.8	176.40	vertical	-90	125.81	126.67	8.98	0.86
							164.82	166.04	10.71	1.22
FPA-11	7.765.659	637.066	1.017.8	106.57	vertical	-90	57.04	57.71	4.48	0.67
							69.78	89.58	5.33	19.80
FPA-12	7.765.783	637.003	1.073.0	198.30	246.00	-72	114.36	126.00	3.47	11.64
FPA-13	7.765.715	637.032	1.044.8	163.70	vertical	-90	109.95	110.63	7.94	0.68
							124.95	125.70	4.05	0.75
FPA-14	7.765.825	636.929	1.093.5	184.80	246.00	-70	110.94	111.67	4.98	0.73
							114.05	115.97	3.65	1.92
							120.65	122.85	3.08	2.20
FPA-15	7.765.858	636.909	1.098.0	255.45	242.00	-70	114.75	116.76	4.03	2.01
							134.24	138.77	5.12	4.53
FPA-16	7.765.904	636.837	1.088.9	172.85	242.00	-71	117.85	119.43	3.74	1.58
FPA-17	7.765.916	636.782	1.066.4	130.80	246.00	-70	74.43	75.60	3.59	1.17
							91.23	92.00	4.70	0.77
FPA-18	7.765.839	637.008	1.070.7	217.20	vertical	-90	190.66	191.67	2.69	1.01
							199.13	200.65	3.40	1.52

21

AngloGold Drilling Results - Santa Isabel Mine - Surface
Hole	Coordinates		Elevation	Length	Azimuth	Dip	Interval (upper cut off 95 g/t)
Number	N	E	(m)	(m)	Degree	Degree	From (m)	To (m)	Grade (m)	Thickness (m)
FPA-19	7.765.456	637.400	1.049.1	179.65	vertical	-90	157.70	159.43	20.05	1.73
FPA-20	7.765.729	637.209	1.021.9	218.50	vertical	-90	181.55	182.89	1.67	1.34
							191.27	191.68	4.46	0.41
							210.82	212.51	2.50	1.69
FPA-21	7.766.006	636.667	1.022.0	113.95	vertical	-90	42.13	42.51	2.80	0.38
							71.11	74.44	3.42	3.33
FPA-22	7.765.534	637.311	1.027.2	167.65	vertical	-90	Not mineralized
FPA-23	7.765.499	637.361	1.038.3	167.05	vertical	-90	114.52	115.09	5.58	0.57
							121.99	123.62	5.58	1.63
FPA-24	7.766.051	636.655	1.042.9	114.30	vertical	-90	63.60	64.99	1.88	1.39
							96.57	97.14	4.44	0.57
FPA-25	7.765.885	637.106	1.048.1	286.25	vertical	-90	246.96	248.80	2.50	1.84
							256.31	256.63	2.09	0.32
FPA-26	7.765.416	637.439	1.062.7	202.60	vertical	-90	170.57	171.10	2.88	0.53
							174.58	180.06	11.19	5.48
FPA-27	7.765.345	637.511	1.079.7	240.20	vertical	-90	166.40	166.94	14.73	0.54
							181.37	183.55	1.95	2.18
							188.90	190.21	1.83	1.31
FPA-28	7.765.775	637.306	1.018.4	294.70	vertical	-90	257.56	257.91	9.91	0.35
							270.26	272.77	3.78	2.51
							277.16	278.23	2.20	1.07
FPA-29	7.765.281	637.571	1.084.0	202.85	vertical	-90	181.50	181.97	12.64	0.47
FPA-30	7.765.816	637.395	1.045.2	380.65	vertical	-90	325.06	326.53	1.86	1.47
FPA-31	7.765.381	637.475	1.067.3	199.75	vertical	-90	156.47	156.75	2.88	0.28
FPA-32	7.765.994	636.999	1.084.5	295.10	vertical	-90	253.56	254.15	2.75	0.59
							265.68	267.06	2.23	1.38
FPA-33	7.765.479	637.518	1.027.4	257.70	vertical	-90	Not mineralized
FPA-34	7.765.300	637.427	1.078.9	132.60	vertical	-90	Not mineralized
FPA-35	7.765.211	637.641	1.092.6	221.45	vertical	-90	Not mineralized
FPA-36	7.765.623	637.311	1.000.9	208.60	vertical	-90	170.30	173.03	4.15	2.73
FPA-37	7.765.597	637.354	1.011.9	215.80	vertical	-90	168.80	171.05	3.70	2.25
FPA-38	7.765.584	637.407	1.009.8	199.75	vertical	-90	160.27	162.00	2.95	1.73
FPA-39	7.765.545	637.440	1.020.8	211.65	vertical	-90	170.24	170.64	7.03	0.40
FPA-40	7.765.077	637.743	1.105.5	220.50	vertical	-90	204.70	205.45	2.06	0.75
FPA-41	7.765.625	637.131	1.014.2	79.80	vertical	-90	65.77	67.83	3.90	2.06
FPA-42	7.765.650	637.142	1.026.3	170.80	vertical	-90	118.00	121.32	2.99	3.32
							123.85	125.67	12.08	1.82
FPA-43	7.765.688	637.157	1.034.4	183.20	vertical	-90	122.37	123.01	2.29	0.64
FPA-44	7.765.649	637.207	1.016.0	191.30	vertical	-90	132.63	133.38	5.72	0.75
							145.09	147.65	1.39	2.56
							161.42	161.89	53.21	0.47
FPA-45	7.765.649	637.207	1.016.0	185.80	257.00	-73	131.28	141.85	3.30	10.57
FPA-46	7.765.594	637.264	1.008.9	165.80	vertical	-90	121.54	122.70	2.20	1.16
FPA-47	7.765.316	637.558	1.081.5	200.00	vertical	-90	184.90	189.84	2.97	4.94

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The mineralized intervals, at a cutoff of 1.00 g/t, of the underground drilling by AngloGold Ashanti program are as follows:

AngloGold Underground Drilling Program (Santa Isabel Mine)
	Coordinates		Elevation	Width	Azimuth	Dip	Interval (upper cut off 95 g/t)
Hole	N	E	(m)	(m)	Degree	Degree	From (m)	To (m)	Grade (m)	Thickness (m)
FPSS-01	7.765.634	637.080	931.7	48.61	145	Horizontal	6.98	8.86	6.94	1.88
							41.96	44.36	1.87	2.40
FPSS-02	7.765.700	637.026	931.4	56.70	49	Horizontal	0.00	1.75	3.70	1.75
							25.85	29.38	7.53	3.53
							40.00	41.08	5.54	1.08
FPSS-03	7.765.701	637.025	931.4	60.75	22	Horizontal	1.40	4.25	3.93	2.85
							40.53	42.36	1.24	1.83
FPSS-04	7.765.700	637.026	931.4	59.25	73	Horizontal	0.50	4.70	3.32	4.20
							29.95	33.65	3.67	3.70
FPSS-05	7.765.699	637.027	931.4	64.85	98	Horizontal	2.00	10.94	5.68	8.94
							36.21	39.63	5.20	3.42
FPSS-06	7.765.698	637.026	931.4	65.25	117	Horizontal	3.12	16.00	10.12	12.88
							25.46	29.26	2.60	3.80
							38.38	55.63	5.77	17.25
FPSS-07	7.765.797	636.973	931.9	27.35	46	Horizontal	Not Mineralized
FPSS-08	7.765.796	636.971	931.9	58.72	320	Horizontal	23.66	25.35	2.10	1.69
							33.45	35.85	1.23	2.40
FPSS-09	7.765.610	637.132	932.2	18.55	215	Horizontal	1.40	3.50	1.05	2.10
FPSS-10	7.765.796	636.969	932.0	52.49	299	3	13.86	14.23	2.85	0.37
FPSS-11	7.765.795	636.969	931.9	46.57	279	Horizontal	6.74	8.21	2.35	1.47
							9.86	11.17	1.97	1.31
FPSS-12	7.765.610	637.133	932.1	13.50	194	Horizontal	2.45	3.70	1.92	1.25
							6.37	7.45	2.28	1.08
FPSS-13	7.765.610	637.132	932.1	22.55	235	3	2.60	6.50	1.78	3.90
FPSS-14	7.765.793	637.971	932.2	40.85	218	Horizontal	9.30	13.20	1.52	3.90
FPSS-15	7.765.660	637.071	931.5	65.70	344	Horizontal	0.00	7.03	5.55	7.03
							21.44	27.50	3.30	6.06
							40.41	42.65	3.23	2.24
FPSS-16	7.765.758	637.002	932.0	49.72	225	Horizontal	10.56	12.70	1.25	2.14
							28.30	30.37	4.74	2.07
FPSS-17	7.765.660	637.070	931.5	77.49	321	Horizontal	9.70	10.62	5.09	0.92
							15.75	25.85	4.31	10.10
FPSS-18	7.765.757	637.003	931.9	50.00	185	Horizontal	39.05	40.35	1.83	1.30
FPSS-19	7.765.759	637.001	932.0	54.85	266	Horizontal	13.50	15.27	5.44	1.77
							18.45	22.32	2.84	3.87
FPSS-20	7.765.667	637.087	931.4	49.45	195	-5	0.00	13.48	4.54	13.48
							14.77	21.45	1.06	6.68
							24.35	26.35	2.41	2.00
FPSS-21	7.765.499	637.287	933.0	45.94	57	3	Not Mineralized

23

AngloGold Underground Drilling Program (Santa Isabel Mine)
	Coordinates		Elevation	Width	Azimuth	Dip	Interval (upper cut off 95 g/t)
Hole	N	E	(m)	(m)	Degree	Degree	From (m)	To (m)	Grade (m)	Thickness (m)
FPSS-22	7.765.498	637.287	933.0	60.55	75	3	Not Mineralized
FPSS-23	7.765.578	637.200	932.6	35.45	50	4	Not Mineralized
FPSS-24	7.765.576	637.201	932.6	40.80	98	5	Not Mineralized
FPSS-25	7.765.500	637.286	932.9	43.00	8	3	17.12	18.12	2.05	1.00
FPSS-26	7.765.676	637.039	931.2	31.38	54	Horizontal	0.00	17.05	3.03	17.05
							30.25	31.38	7.46	1.13
FPSS-27	7.765.678	637.039	931.1	36.22	5	Horizontal	0.00	7.35	2.95	7.35
							10.32	12.15	2.49	1.83
							16.90	19.11	5.08	2.21
							23.52	24.42	4.15	0.90
							35.10	36.22	3.45	1.12
FPSS-28	7.765.675	637.040	931.2	15.60	103	Horizontal	5.87	7.95	2.01	2.08
							9.93	13.50	6.77	3.57
FPSS-29	7.765.849	636.914	932.4	43.50	248	Horizontal	8.05	8.57	24.94	0.52
							28.20	30.45	1.60	2.25
FPSS-30	7.765.657	637.092	931.5	21.85	239	Horizontal	1.83	3.33	1.55	1.50
							9.33	15.90	3.49	6.57
FPSS-31	7.765.560	637.201	932.4	41.25	180	Horizontal	Not Mineralized
FPSS-32	7.765.560	637.199	932.3	34.52	241	Horizontal	Not Mineralized
FPSS-33	7.765.520	637.254	932.8	35.15	181	Horizontal	10.50	15.60	2.35	5.10
FPSS-34	7.765.520	637.252	932.8	35.25	241	Horizontal	15.60	16.00	3.64	0.40
FPSS-35	7.765.561	637.202	931.4	32.90	vertical	-90	Not Mineralized
FPSS-36	7.765.636	637.104	931.6	25.55	230	Horizontal	2.67	4.41	2.99	1.74
							14.95	15.95	10.00	1.00
FPSS-37	7.765.622	637.124	931.8	17.50	236	Horizontal	Not Mineralized
FPSS-38	7.765.592	637.163	932.0	36.92	230	Horizontal	Not Mineralized
FPSS-39	7.765.579	637.180	932.1	34.75	226	Horizontal	13.17	14.25	3.13	1.08
FPSS-40	7.765.701	636.853	954.2	114.75	33	19	72.10	73.38	3.05	1.28
							75.59	80.87	7.35	5.28
							85.57	86.60	2.03	1.03
							94.58	97.60	3.75	3.02
FPSS-41	7.765.541	637.233	932.4	33.75	310	Horizontal	27.30	28.89	11.29	1.59
FPSS-42	7.765.514	637.268	932.6	24.47	211	Horizontal	8.27	9.13	28.50	0.86
FPSS-43	7.765.477	637.294	932.8	42.95	46	Horizontal	1.16	9.41	4.22	8.25
							14.20	15.30	3.45	1.10
FPSS-44	7.765.437	637.366	933.5	44.15	46	Horizontal	9.05	11.95	1.79	2.90
FPSS-45	7.765.464	637.350	932.9	30.20	217	Horizontal	0.00	8.85	3.88	8.85
							12.50	15.85	8.26	3.35
							19.75	21.55	24.93	1.80
FPSS-46	7.765.412	637.376	933.4	38.05	43	Horizontal	4.85	6.05	1.87	1.20
							10.00	11.40	6.51	1.40
							27.10	29.25	4.70	2.15
FPSS-47	7.765.375	637.402	933.4	39.25	43	Horizontal	10.27	12.67	2.36	2.40
FPSS-48	7.765.357	637.415	933.7	41.15	42	Horizontal	14.46	15.50	2.11	1.04
							21.15	22.60	2.95	1.45
							28.68	31.90	1.10	3.22
FPSS-49	7.765.350	637.431	933.7	32.15	41	Horizontal	Not Mineralized

24

AngloGold Underground Drilling Program (Santa Isabel Mine)
	Coordinates		Elevation	Width	Azimuth	Dip	Interval (upper cut off 95 g/t)
Hole	N	E	(m)	(m)	Degree	Degree	From (m)	To (m)	Grade (m)	Thickness (m)
FPSS-50	7.765.473	637.330	933.1	34.47	42	Horizontal	0.00	7.22	19.54	7.22
FPSS-51	7.765.460	637.358	933.0	31.15	44	Horizontal	1.95	2.67	2.64	0.72
FPSS-52	7.765.626	637.125	932.0	48.55	44	Horizontal	9.25	11.56	1.90	2.31
FPSS-53	7.765.640	637.107	931.8	35.80	50	Horizontal	8.91	9.90	4.84	0.99
FPSS-54	7.765.757	637.018	932.1	35.00	54	Horizontal	18.12	18.94	2.48	0.82
FPSS-55	7.765.781	636.990	932.0	38.88	49	Horizontal	Not Mineralized
FPSS-56	7.765.827	636.938	932.5	41.83	48	Horizontal	Not Mineralized
FPSS-57	7.765.487	637.284	932.7	31.85	45	Horizontal	24.15	26.30	2.10	2.15
FPSS-58	7.765.865	636.904	932.9	38.30	39	Horizontal	No significant values
FPSS-59	7.765.469	637.330	932.9	37.50	221	Horizontal	0.00	0.80	2.43	0.80
							12.00	14.05	3.12	2.05
FPSS-60	7.765.875	636.883	932.8	33.55	238	Horizontal	24.59	26.04	2.30	1.45
FPSS-61	7.765.450	637.357	932.8	36.00	213	Horizontal	1.35	5.55	9.32	4.20
							9.14	11.76	2.53	2.62
FPSS-62	7.765.882	636.883	932.8	29.30	40	Horizontal	Not Mineralized
FPSS-63	7.765.781	636.982	932.6	56.55	238	Horizontal	15.10	17.42	2.57	2.32
FPSS-64	7.765.890	636.869	932.2	37.10	235	Horizontal	Not Mineralized
FPSS-65	7.765.723	637.019	932.3	37.05	240	Horizontal	5.40	6.40	3.44	1.00
							16.87	17.45	1.17	0.58
							21.00	22.46	1.48	1.46
6.3 MINERAL PROCESSING AND METALLURGICAL TESTING
The first metallurgical tests carried out with samples from Santa Isabel Mine are listed below:
•	AngloGold Ashanti

Mineração Morro Velho Report Number 028/88/001, dated November 22, 1988.

Fifty two (52) kg of samples (from drill cores) were supplied to be used for gold and silver recovery tests, related to both Gravity Concentration and Cyanidation processes. The following tests were executed using these samples:
1.	Cyanidation without Gravity Concentration:

Tests were executed after the sample was ground to 100 % minus 200 mesh. Seven rolling bottle tests (cyanide leaching) were carried out with 24 hours contact time. Pulp density was 50 % solids by weight (“b/W”). Tests yielded an average Leaching Recovery of 90.61%.

2.	Cyanidation with Gravity Concentration:

Tests were executed after three sub-samples were generated by grinding part of the original sample to 70%, 80%, and 90% minus 200 mesh. A “Superpanner” was used

25

in the gravity tests. The best result was obtained with 90% minus 200 mesh, which yielded a 93.6 % total gold recovery.

3.	Density tests for the solid fraction were executed using a picnometer. Density was found to be 2.7 t/m3.

4.	“Closing” chemical analyses were also carried out yielding an average 5.43 g/t of gold and only traces of silver.

•	AngloGold Ashanti

From Mineração Morro Velho Report Number 029/89/002, dated September 27, 1989.
Cyanidation tests using graphite schist-bearing samples (with possible dilution up to 20%) were carried out to verify the effect of the graphite schist in the gold metallurgical recovery. The conclusion of the report states “The dilution in the Paciência ore due to graphite schist will not cause any problem in the gold extraction process, nor in the cyanidation process, in the Nova Lima metallurgical plant.”
Samples were sent by AngloGold Ashanti with gold grades of 16g/t, 4.95 g/t, and 6.77 g/t, while the gold grade in the graphite schist was 0.25 g/t.
New tests utilizing a picnometer were carried out to confirm the density of the sample. A consistent figure (previous tests) of 2.76 t/m3 was determined.
After grinding the sample to P80 = 270 mesh, Rolling Bottle Leaching Tests were carried out with a 50% solids (by weight) pulp, 24 hours contact. The tests yielded a 93.3 % average leaching recovery.
Tests using Paciência samples blended with other ores typically fed to the Nova Lima Plant were carried out, yielding a 95 % average gold recovery. Settling and filtration tests were also carried out. Results were reported as “approved”.

26

7 GEOLOGICAL SETTING
7.1 REGIONAL GEOLOGY
The Paciência Project is situated in the central part of the Iron Quadrangle, a region that was the largest and most important mineral province in Brazil for centuries until the early 1980s, when the Carajás mineral province, in the Amazon, attained equal status. Many commodities are mined in the Iron Quadrangle, the most important being gold, iron, manganese, bauxite, imperial topaz, and limestone. See Figure 02 for a simplified Regional Geological Map of the Iron Quadrangle.
Shortly after the Portuguese discovered Brazil in 1500, explorers known as ”Bandeirantes” ventured into the interior from Rio de Janeiro and Salvador and discovered alluvial gold in the mid-16th century. Gold found in stream drainages in several parts of the Iron Quadrangle was a major factor in the development of the region. During the Brazil Gold Cycle in the 17th and 18th centuries, mining in the region included numerous moderate size mines, including Cata Branca, Rainha, Morro de São Vicente, along with Marzagão, and Bahú and other Jaguar properties in the Paciência Region (Figure 03). The early miners depleted the ‘high grade ore’ and their lack of technical skills to recover gold from ‘lower grade ore’ resulted in the closing of the mines. These ‘lower grade ores’ have become the object of modern gold exploration due to the development of modern techniques to recover gold at low costs.
The Iron Quadrangle was the principal site of almost all bedrock gold mining until 1983 and accounted for about 40 percent of Brazil’s total gold production. Gold was produced from numerous deposits, primarily in the northern and southeastern parts, most of which are hosted by Archean or Early Proterozoic carbonate- or oxide-facies iron-formation contained within greenstone belt supracrustal sequences (Thorman and others, 2000, (6)). The major gold and iron deposits of the region are shown in Figure 02 — Regional Geology Map of the Iron Quadrangle.

27

The regional geological setting for the Iron Quadrangle has been well documented by Dorr (1969) (1), Ladeira (1980 and 1991) [(2), (3)], Scarpelli (1991) (4), Vieira (1991) — (5), and Thorman and Ladeira (1991, (7)). The following is a brief synopsis of their work.
The Iron Quadrangle is situated in the Precambrian São Francisco craton and is underlain by complexly deformed and moderately metamorphosed Archean to Proterozoic rocks. A crystalline basement is overlain by several sequences of supracrustal rocks, as follows, from oldest (Archean) to youngest (Upper Proterozoic).
— Basement complex of tonalite, trondjemite, and gneiss
— Rio das Velhas Supergroup (Greenstone Belt) – Archean
— Espinhaço Supergroup rests unconformably on the Rio das Velhas Supergroup
— Proterozoic Minas Supergroup overlies the Espinhaço Supergroup along both tectonic and angular unconformable contacts
— Proterozoic Itacolomi Group overlies the Minas along both tectonic and angular unconformable contacts
The Archean Rio das Velhas Supergroup comprises the lower Nova Lima and upper Maquiné Groups. The Nova Lima Group consists of a +4 km thick eugeosynclinal succession including; metagreywacke, carbonate schist, immature quartzite, quartz schist, metaconglomerate, meta-banded iron formation, schistose tuff, graphitic schist, meta-carbonate chemical sedimentary rock (includes the Lapa Seca unit), phyllite, greenschist, and meta-ultramafic rocks. The Maquiné Group consists of a ~1.8 km thick eugeosynclinal molasse including protoquartzite, meta-grit conglomerate, phyllite, meta-greywacke, and minor basal metaconglomerate.
The Proterozoic Minas Supergroup is subdivided in 3 groups:
1 - Caraça (lower). Quartzite, with basal conglomerate and graphitic phyllite;
2 - Itabira (middle): Itabirite (Lake Superior type banded iron formation) and dolomite;
3 - Piracicaba (upper): clastic and chemical sequences.

28

7.2 LOCAL GEOLOGY
The Project is situated along the São Vicente/Paciência Lineament (Paciência Trend), the most prominent structure in the area. It is a northwest-trending, northeast dipping shear zone that extends for more than 60 km across the Iron Quadrangle from near Ouro Preto in the south to Nova Lima in the north. In the Project area, the shear zone is situated between the Bação Complex to the west and the Vargem do Lima Syncline to the east and is confined to the upper portion of the Nova Lima Group. The Vargem do Lima Syncline, a northwest-trending structure, is overturned to the southwest and the shear zone is in the normal, upright limb of the fold. Initial displacement along the shear zone was as a thrust or reverse movement towards the southwest of an unknown magnitude, during the overturning of the syncline. Subsequent movement may have occurred as normal slip to the northeast. Gold mines and prospects occur along the entire length of the Paciência shear zone.
The Archean Nova Lima Group and Proterozoic Caraça and Itabira Groups (Figure 03 –Paciência Property Geology Map and Gold Sites) underlie the Paciência Project. These groups consist of a sequence of intensely folded, faulted, and moderately metamorphosed (upper greenschist facies) volcanic and sedimentary rocks. Protoliths were shale, graphitic shale, mafic volcanic tuff, subordinate conglomerate, dolomite, banded iron formation, and chert.
Gold mineralization in the Paciência district took place in association with:
a) Banded iron formation and chemical sedimentary rocks (chert);
b) Hydrothermal quartz veins (silicification zones);
c) Disseminated and massive sulfides in quartz schist;
d) Conglomerates.
Metapelites and meta-volcanoclastic rocks are the most common rocks in the area. Subordinate basic dikes and schist rich in quartz and carbonaceous material are present locally. In the Paciência Trend shear zone, the metapelites and meta-volcanoclastic rocks were subjected to strong hydrothermal alteration that resulted in the development of carbonate, chlorite, sericite, and quartz veins. Disseminated sulfide (pyrite, arsenopyrite, stibnite, sphalerite, chalcopyrite, and galena) in the quartz veins are common, but do not exceed 3% of the rock volume. Figure 04 is a simplified Local Geology Map of the Project Area.

29

8 DEPOSIT TYPES
The gold metallogeny in the Iron Quadrangle is complex. Three types of deposits are the major sources for gold in the region. Initially, during the deposition of the Archean Nova Lima Group greenstone belt rocks, sea floor volcanic exhalative processes produced narrow banded iron formations (BIF) and chert that hosted syngenetic sulfide-rich gold deposits. Subsequently, these greenstone belt rocks were deformed and epigenetic shear zone-related gold deposits were formed. The source of the gold for these epigenetic deposits was quite possibly remobilized gold from the syngenetic exhalative deposits. Most of the gold in the Iron Quadrangle has come from these first two deposit types. The third type of gold deposit is hosted by carbonatized schist within shear zones. All three of these deposit types almost uniformly are coplanar with the regionally dominant foliation of N35°E and a lineation within the foliation that plunges to the southeast at generally moderate angles.
In the Proterozoic rocks in the Project area, gold occurs in the basal conglomerate of the Moeda Formation (Caraça Group) and in the itabirite horizon of the Cauê Formation (Itabira Group) that is associated with fault zones in the iron ore.

30

9 MINERALIZATION
9.1 MINERALIZATION IN THE IRON QUADRANGLE
Three main general types of gold mineralization occur in the Iron Quadrangle:
- Fresh to limonite-rich sulfide masses, ranging from disseminated to massive, in association with the Banded Iron Formation (BIF) layers or in hydrothermally altered schists rich in quartz, chlorite, and sericite.
- Masses of milky to microcrystalline quartz showing fresh to limonite-rich sulfides and, sometimes, visible gold, hosted by hydrothermally altered schists rich in quartz, chlorite, and sericite.
- Conglomerates with clasts of quartzite, milky quartz, massive and banded chert, felsic volcanic rocks and quartz-schists. The matrix can be quartizitic, arkosic or carbonaceous. Locally, round (buckshot) pyrite and crystalline pyrite are abundant in the matrix.
Most gold-bearing units in the Iron Quadrangle, with the exception of the gold-bearing conglomerates are strongly controlled by linear structures such as fold axes stretching lineations and intersection foliations. The ore bodies present a cigar or pencil shape, showing continuity along the plunge and relatively small cross sections. They can be longer than 5 km, such as at Morro Velho Mine and Cuiabá Mine. The thickness of the ore bodies varies from a few centimeters to more than 30 meters.
Gold is associated with sulfides, mainly pyrite and arsenopyrite. The mineralized bodies are controlled by mineral stretching lineations and fold axes that have an average plunge of 1190/200.

31

9.2 MINERALIZATION IN THE PROJECT SITE
Gold mineralization in the Project area formed two types of deposits. The dominant type is associated with disseminated sulfides in quartz veins and sericite/chlorite schists, as a result of the hydrothermal alteration development in shear zone. The second type is in the basal conglomerate of the Moeda Formation and is not considered in this Prefeasibility Study.
The gold mineralization of the Mina Santa Isabel considered in this report is related to the Paciência Trend. This trend was discovered and intensively mined in the 17th and 18th centuries Large surface excavations and old abandoned mines are distributed for many kilometers in a continuous straight line along the Trend forming a prominent feature readily recognized on the ground and in aerial photographs and satellite images from large surface excavations or old mines.
The ore shoots are composed of concentrations of the microcrystalline quartz veins in a sericite/chlorite schist matrix. Gold occurs as small visible nuggets in quartz or sulfides. These quartz-rich veins exhibit boudinage shapes, with thicknesses ranging from centimeters to 30 m, widths from 10 to 200 m, and are continuous down plunge for hundreds of meters continuity following the plunge. Gold grades are variable, and grades ranging from 100 to 500 g/t are not uncommon due to the coarse gold.

32

10 EXPLORATION
In 2003 Jaguar bought the Project’s properties from AngloGold Ashanti and started its resource evaluation in accordance with NI 43-101 guidelines. The exploration effort comprised three (3) phases.
Phase 1: After interpretation of the available data, a complementary underground program was performed, to test the continuity of mineralization about 300 m below Level 1 (930 m asl). The data reinterpretation showed 7 ore shoots (ore shoot 1 to 6 and the Rainha Ore Shoot). During this phase 6,641 m were drilled in 46 diamond drill holes.
Phase 2: Some ore bodies were not completely covered during the Phase 1. Therefore, a supplementary program from surface was developed aimed at completing the original goal. A total of 22 additional holes were drilled, totaling 6,968 m. Diamond drill hole deflections and road access problems (environmental interferences) made it unfeasible to complete the program.
Phase 3: The necessity of more underground development to allow additional holes to be drilled has been determined, aiming at ascertaining the continuity of mineralization below the elevation 750 m asl and increasing the information density between elevations 850 and 750 m asl. A drift was opened, which started at the end of the previous AngloGold Ashanti development (Front SE).
The following was achieved during Phase 3:

Drift	530 m
Underground drilling	11,070 m in 50 holes
Channel samples	450 samples
Geological and topography maps
Resource Estimate / Categorization

33

11 DRILLING
In January 2004 Jaguar started a supplementary exploration drilling program. The drilling program was related to the Complementary Exploration Campaign and was concentrated in the Santa Isabel Mine target area. The target area is 1,500 m NW-SE by 500 m NE-SW. Drill hole lengths range from 30.55 to 468.50 m in surface holes and 33.65 m to 397.80 m in underground holes.
Jaguar results have confirmed the limits and configuration of the mineralized body and are consistent with expectations from previous exploration work by AngloGold Ashanti. The author of this Prefeasibility reviewed the results.
The mineralized intercepts, at a cutoff of 1.00 g/t, from the surface drilling by Jaguar program are as follows:
Jaguar Surface Drilling Program — Santa Isabel Mine

Hole	Coordinates		Elevation	Length	Azimuth	Dip	From	To	Grade	Thickness
Number	N	E	(m)	(m)	Degree	Degree	(m)	(m)	(g/t)	(m)
FPA-48	7.765.562	637.610	1,014.1	405.40	vertical	-90	244.35	245,50	3,57	1,15
FPA-49	7.765.631	637.423	1,013.8	244.50	220	-70	145.35	156,55	1,51	10,60
FPA-50	7.765.629	637.500	1,004.9	255.40	vertical	-90	220.40	222,55	8,27	2,15
FPA-51	7.765.240	637.957	1,066.7	468.50	vertical	-90	346.55	348,30	2,50	1,75
FPA-52	7.765.324	638.118	1,102.3	30.55	vertical	-90	Not mineralized
FPA-53	7.765.590	637.561	1,008.2	251.10	180	-77	Not mineralized
FPA-54	7.765.520	637.658	1,017.5	417.35	155	-80	271.35	272,75	7,56	1,15
FPA-55	7.765.563	637.612	1,014.1	275.20	160	-80	227.70	229,90	1,23	2,20
FPA-56	7.765.541	637.462	1,036.9	306.85	75	-70	260.95	263,55	5,60	2,60
							281.55	283,35	7,30	1,80
FPA-57	7.765.448	637.634	1,034.9	251.95	230	-80	Not mineralized
FPA-58	7.765.562	637.608	1,014.2	352.60	26	-75	337.65	339,50	4,02	1,85
FPA-59	7.765.541	637.461	1,037.0	265.20	50	-80	228.15	228,95	4,42	0,80
FPA-60	7.765.519	637.656	1,017.6	330.90	35	-80	Not mineralized
FPA-61	7.765.590	637.565	1,008.6	320.30	30	-80	303.25	303,95	1,27	0,70
FPA-62	7.765.518	637.537	1,035.1	249.90	140	-80	Not mineralized
FPA-63	7.765.628	637.496	1,005.0	333.10	30	-75	283.90	284,90	1,00	1,00
							293.60	294,50	1,48	0,90
							300.20	308,20	1,71	8,00
FPA-64	7.765.519	637.656	1,017.5	374.15	35	-73	343.85	344,35	14,86	0,50
							351.85	353,00	2,78	1,15
FPA-65	7.765.518	637.536	1,035.2	348.25	75	-70	299.80	300,75	1,05	0,95
							301.65	302,65	1,62	1,00
							307.30	308,10	2,65	0,80
							312.65	315,50	2,94	0,85
FPA-66	7.765.449	637.635	1,034.9	381.20	100	-70	328.20	329,10	1,70	0,90
FPA-67	7.765.354	637.725	1,049.5	380.00	50	-75	Not mineralized
FPA-68	7.765.518	637.657	1,017.5	380.30	105	-7 0	325.40	327,75	8,28	2,35
							360.35	362,85	7,76	2,50
FPA-69	7.765.354	637.725	1,049.4	345.05	50	-80	Not mineralized

34

The mineralized intercepts, at a cutoff of 1.00 g/t, from the underground drillings by MSOL/Jaguar programs are as follows:
Jaguar Underground Drilling Program — Phase 1 (Santa Isabel Mine)

	Coordinates		Elevation	Width	Azimuth	Dip	Interval (upper cut off = 95 g/t)
Hole	N	E	(m)	(m)	Degree	Degree	From (m)	To (m)	Grade (g/t)	Thickness (m)
FR-01	7.765.561	637.201	931.0	33.65	Vertical	-90	25.35	33.65	Old drift	8.30
FR-02	7.765.542	637.246	931.4	71.35	285	-46	Not Mineralized
FR-10	7.765.542	637.246	931.4	60.40	Vertical	-90	Not Mineralized
FR-11	7.765.541	637.243	931.4	60.15	280	-65	Not Mineralized
FR-12	7.765.495	637.282	931.7	85.80	15	-77	2.95	10.15	30.91	7.20
							83.80	85.80	Old drift	2.00
F2-01	7.765.614	637.155	930.7	79.95	29	-57	50.45	69.95	6.65	19.50
F2-02	7.765.615	637.155	930.7	146.60	52	-64	40.45	50.05	2.92	9.60
F2-03	7.765.578	637.197	931.5	116.15	25	-58	4.60	6.35	3.35	1.750
							35.65	38.20	2.07	2.55
							64.35	65.45	5.50	1.10
F2-04	7.765.578	637.197	931.5	116.75	45	-53	77.85	94.50	6.64	16.65
							105.05	106.65	3.70	1.60
F2-05	7.765.578	637.197	931.5	114.30	65	-50	74.05	75.90	4.90	1.85
							92.30	102.55	6.00	10.25
F2-06	7.765.543	637.246	931.4	113.35	37	-62	48.95	49.85	2.70	0.90
							62.50	65.35	5.67	2.85
							88.25	89.20	2.20	0.95
F2-07	7.765.543	637.246	931.4	99.60	59	-61	Not Mineralized
F2-08	7.765.498	637.284	931.7	140.35	30	-53	Not Mineralized
F2-10	7.765.617	637.156	930.8	102.55	7	-48	Not Mineralized
F2-11	7.765.617	637.155	930.8	108.60	344	-49	42.55	64.55	5.58	22.00
							81.70	85.30	8.94	3.60
F2-12	7.765.482	637.319	932.1	282.60	29	-57	0.00	1.55	2.20	1.55
							69.90	71.50	8.95	1.60
F2-13	7.765.482	637.319	932.1	255.05	40	-60	16.45	25.20	60.98	8.75
							53.45	55.10	4.76	1.65
F2-14	7.765.484	637.320	932.1	300.20	51	-53	2.05	2.80	2.70	0.75
F2-17	7.765.399	637.393	932.1	284.90	38	-52	1.40	6.25	3.21	4.85
							15.35	23.30	1.74	7.95
							41.95	51.15	8.33	9.20
							55.55	62.90	3.56	7.35

35

	Coordinates		Elevation	Width	Azimuth	Dip	Interval (upper cut off = 95 g/t)
Hole	N	E	(m)	(m)	Degree	Degree	From (m)	To (m)	Grade (g/t)	Thickness (m)
F2-18	7.765.399	637.393	932.1	88.20	47	-53	0.70	3.65	2.08	2.95
							8.20	11.70	2.66	3.50
							22.80	31.15	1.43	8.35
F2-22	7.765.350	637.435	932.8	123.65	77	-47	47.20	51.15	2.89	3.95
F2-23	7.765.543	637.246	931.5	80.25	24	-67	58.90	60.30	27.58	1.40
F2-24	7.765.543	637.246	931.4	112.30	24	-75	Not Mineralized
F2-25	7.765.543	637.246	931.4	68.20	5	-62	60.20	68.20	Old drift	8.00
F2-26	7.765.543	637.246	931.4	75.10	5	-78	Not Mineralized
F2-29	7.765.399	637.393	932.1	215.90	39	-64	30.05	30.65	7.50	0.60
F4-03	7.765.401	637.400	932.2	120.40	38	-60	36.40	37.60	9.30	1.20
F4-04	7.765.401	637.402	932.1	86.80	54	-56	2.60	3.45	4.60	0.85
							29.20	30.25	6.80	1.05
							51.05	55.60	1.41	4.55
F4-05	7.765.350	637.435	932.9	114.55	61	-52	Not Mineralized
F4-06	7.765.350	637.435	932.8	156.25	68	-49	46.35	48.85	1.48	2.50
F6-01	7.765.350	637.435	932.8	130.25	76	-42	30.55	33.35	2.66	2.80
							79.80	83.70	2.43	3.90
F6-02	7.765.350	637.435	932.9	107.65	92	-37	62.45	66.10	3.68	3.65
F6-03	7.765.349	637.435	932.8	94.90	106	-33	9.15	12.25	3.41	3.10
							15.40	17.35	7.43	1.95
							26.15	29.35	6.35	3.20
F6-04	7.765.349	637.435	932.9	150.60	99	-33	46.25	57.25	5.26	11.00
F6-05	7.765.349	637.435	932.9	287.85	103	-28	59.05	59.70	4.90	0.65
							163.60	170.10	2.38	6.50
							177.55	179.80	4.61	2.25
							183.80	187.90	1.90	4.10
F5-04	7.765.400	637.403	932.5	250.50	77	-45	152.10	153.50	2.67	1.40
							158.15	159.75	2.07	1.60
							164.90	165.75	7.80	0.85
F5-05	7.765.351	637.434	932.9	123.50	35	-42	41.25	42.55	4.40	1.30
F5-06	7.765.351	637.434	932.8	114.60	48	-51	27.40	28.20	3.30	0.80
F5-07	7.765.350	637.435	932.8	161.00	60	-45	28.30	35.55	3.58	7.25
							74.15	75.70	2.38	1.55
							82.60	85.80	26.75	3.20
F5-08	7.765.350	637.435	932.8	178.80	70	-43	26.90	32.75	3.00	5.85
F5-09	7.765.350	637.435	932.8	185.40	78	-40	67.80	68.75	2.60	0.95
							75.20	76.85	4.11	1.65
							96.90	100.85	2.72	3.95
F5-10	7.765.350	637.435	932.8	214.85	85	-38	25.90	28.60	2.56	2.70
							84.80	87.75	30.30	2.95
F5-11	7.765.350	637.435	932.9	222.95	87	-38	34.80	40.15	3.19	5.35
							54.55	60.90	2.64	6.35
							71.40	75.15	1.63	3.75
							78.90	86.80	2.04	7.90
F5-12	7.765.350	637.435	932.9	244.25	91	-36	38.75	42.65	2.16	3.90
							107.00	112.10	3.86	5.10
							115.80	120.75	2.75	4.95
F5-13	7.765.349	637.435	932.9	199.50	97	-33	61.10	62.10	14.50	1.00
F5-14	7.765.349	637.435	932.8	160.15	100	-32	46.70	55.90	4.24	9.20
							62.05	69.40	1.24	7.35
							88.55	93.15	14.08	4.60

36

Jaguar Underground Drilling Program — Phases 2 & 3 (Santa Isabel Mine)

	Coordinates		Elevation	Width	Azimuth	Dip	Interval
Hole	N	E	(m)	(m)	Degree	Degree	From (m)	To (m)	Grade (g/t)	Thickness (m)
PSS-066	7.765.573	637.517	931.2	187.65	157	-41	Not Mineralized
PSS-067	7.765.573	637.517	931.6	227.65	153	-26	184.40	187.10	1.17	2.70
PSS-068	7.765.573	637.518	931.7	319.40	141	-21	242.30	246.10	2.80	3.80
							249.80	250.85	1.44	1.05
							262.65	268.25	1.01	5.60
PSS-069	7.765.569	637.310	929.4	135.45	35	-54	44.95	46.70	2.52	1.75
PSS-070	7.765.569	637.309	929.5	397.80	18	-43	10.80	11.70	2.44	0.90
							89.25	90.40	1.98	1.15
							156.60	157.45	1.04	0.85
							237.85	243.00	3.02	5.15
							258.80	259.70	1.52	0.90
							273.10	274.05	5.49	0.95
							279.90	280.85	1.54	0.95
							346.40	350.95	3.60	4.55
							365.15	368.05	3.54	2.90
							389.75	392.45	1.22	2.70
PSS-071	7.765.628	637.240	929.3	295.65	41	-43	130.50	131.45	1.05	0.95
							136.35	145.60	4.56	9.25
							166.25	168.35	9.35	2.10
PSS-072	7.765.569	637.310	929.3	242.70	28	-45	135.25	139.15	28.94	3.90
							220.95	221.90	3.78	0.95
PSS-073	7.765.569	637.310	929.4	205.70	28	-49	12.45	13.45	1.59	1.00
							20.20	21.15	1.35	0.95
							95.30	96.30	1.25	1.00
							119.75	124.70	1.98	4.95
							164.70	165.60	6.21	0.90
							168.55	169.50	2.95	0.95
							174.40	175.35	2.28	0.95
PSS-074	7.765.656	637.186	927.7	328.30	21	-40	272.50	274.40	3.14	1.90
							303.25	304.20	1.70	0.95
							305.20	306.10	1.55	0.90
PSS-075	7.765.629	637.240	929.2	174.05	23	-47	117.10	118.05	1.11	0.95
							123.10	129.20	4.34	6.10
							131.15	134.75	1.65	3.60
							137.50	138.50	1.19	1.00
PSS-076	7.765.752	637.078	927.3	207.95	80	-40	1.90	6.60	6.92	4.70
							12.35	17.15	2.70	4.80
							21.95	25.90	1.69	3.95
							79.80	80.80	23.58	1.00
							173.50	178.25	1.87	4.75
							182.10	183.10	1.43	1.00
							188.65	190.55	5.40	1.90

37

	Coordinates		Elevation	Width	Azimuth	Dip	Interval
Hole	N	E	(m)	(m)	Degree	Degree	From (m)	To (m)	Grade (g/t)	Thickness (m)
PSS-077	7.765.629	637.240	929.2	203.20	23	-45	81.30	82.25	3.72	0.95
							96.25	97.15	2.29	0.90
							99.15	130.70	6.83	31.55
PSS-078	7.765.752	637.078	927.0	112.85	54	-49	0.00	1.00	1.19	1.00
							2.00	2.90	1.13	0.90
							8.65	13.35	1.78	4.70
							19.10	20.10	1.33	1.00
							21.05	24.00	5.83	2.95
							25.00	26.90	1.10	1.90
							38.75	39.75	1.27	1.00
							72.05	73.05	5.98	1.00
PSS-079	7.765.752	637.078	927.2	257.50	43	-36	12.40	13.30	1.98	0.90
							14.25	15.15	1.26	0.90
							16.10	20.90	8.15	4.80
							124.70	125.70	4.51	1.00
PSS-080	7.765.626	637.239	929.0	162.00	65	-51	33.75	36.65	3.72	2.90
							59.35	60.05	1.04	0.70
							63.20	65.10	40.80	1.90
PSS-081	7.765.751	637.079	927.1	350.30	79	-36	18.30	19.30	1.10	1.00
							21.35	22.95	3.29	1.60
							24.25	25.25	2.04	1.00
							100.90	106.60	5.58	5.70
							107.55	110.40	1.77	2.85
							132.30	136.20	3.39	3.90
							214.50	215.45	1.55	0.95
							217.40	219.35	1.90	1.95
							239.30	240.25	2.81	0.95
PSS-082	7.765.581	637.509	930.8	196.00	254	-52	Not Mineralized
PSS-083	7.765.631	637.620	932.4	215.85	203	-67	163.75	165.70	1.87	1.95
							175.40	176.45	1.62	1.05
PSS-084	7.765.583	637.505	930.5	149.10	254	-52	97.70	99.65	51.87	1.95
							103.60	105.55	3.03	1.95
PSS-085	7.765.619	637.548	930.9	206.50	227	-67	Not Mineralized
PSS-086	7.765.632	637.619	930.9	230.15	225	-79	191.70	192.75	1.11	1.05
							196.80	198.75	14.61	1.95
PSS-087	7.765.619	637.549	930.9	200.50	203	-66	135.50	136.50	1.91	1.00
							159.95	160.90	1.31	0.95
PSS-088	7.765.631	637.620	932.4	230.50	175	-69	Not Mineralized
PSS-089	7.765.622	637.548	930.9	202.45	301	-63	167.10	169.00	48.21	1.90
PSS-090	7.765.621	637.548	930.9	201.95	262	-64	133.45	134.45	1.07	1.00
							162.75	163.75	3.44	1.00
PSS-091	7.765.634	637.618	932.3	231.20	267	-79	Not Mineralized
PSS-092	7.765.583	637.505	930.8	170.00	254	-65	102.90	105.85	14.01	2.95
PSS-093	7.765.573	637.518	931.4	172.80	149	-34	140.00	140.95	1.36	0.95
PSS-094	7.765.621	637.547	931.4	188.60	281	-62	143.90	144.85	2.42	0.95
							147.90	148.90	1.08	1.00
							161.50	163.45	3.87	1.95
PSS-095	7.765.618	637.548	931.0	191.40	160	-75	139.85	140.8	2.95	0.95
							153.60	154.60	2.40	1.00
							163.95	165.95	23.35	2.00

38

	Coordinates		Elevation	Width	Azimuth	Dip	Interval
Hole	N	E	(m)	(m)	Degree	Degree	From (m)	To (m)	Grade (g/t)	Thickness (m)
PSS-096	7.765.596	637.711	933.3	267.40	170	-75	213.55	215.55	3.28	2.00
PSS-097	7.765.601	637.708	933.3	280.20	139	-63	Not Mineralized
PSS-098	7.765.612	637.689	932.9	252.60	199	-66	200.70	202.70	1.46	2.00
							228.40	230.40	14.00	2.00
PSS-099	7.765.595	677.711	932.6	284.50	168	-33	248.00	249.00	4.15	1.00
PSS-100	7.765.612	637.688	933.0	250.00	234	-66	210.05	211.05	1.43	1.00
							214.05	215.05	1.04	1.00
							226.30	227.30	1.38	1.00
PSS-101	7.765.598	637.709	933.2	278.25	265	-87	238.00	239.00	0.99	1.00
							254.00	255.00	1.40	1.00
PSS-102	7.765.596	637.711	933.4	275.15	160	-78	Not Mineralized
PSS-103	7.765.601	637.707	933.3	272.50	143	-70	221.60	222.60	1.42	1.00
							244.80	246.80	7.35	2.00
PSS-104	7.765.595	637.711	933.8	369.85	149	-28	Not Mineralized
PSS-105	7.765.595	637.711	933.8	306.70	158	-31	Not Mineralized
PSS-106	7.765.597	637.712	933.3	277.00	120	-64	Not Mineralized
PSS-107	7.765.575	637.520	930.9	167.65	142	-65	Not Mineralized
PSS-108	7.765.590	637.506	930.7	159.55	304	-59	Not Mineralized
PSS-109	7.765.622	637.547	931.3	179.60	303	-54	135.30	136.30	1.00	1.00
PSS-110	7.765.525	637.445	930.1	97.50	165	-51	48.80	49.80	1.46	1.00
							57.80	58.80	1.36	1.00
PSS-111	7.765.525	637.441	930.2	89.10	259	-77	44.30	45.30	2.13	1.00
							57.30	65.30	33.08	8.00
PSS-112	7.765.525	637.449	930.3	182.80	110	-30	Not Mineralized
PSS-113	7.765.633	637.564	931.5	214.95	302	-60	193.35	195.35	16.10	2.00
PSS-114	7.765.528	637.448	930.6	130.85	151	-32	95.85	96.85	1.16	1.00
							99.90	100.90	1.05	1.00
							106.90	107.90	1.06	1.00
PSS-115	7.765.584	637.508	930.6	139.30	254	-85	107.80	108.80	1.64	1.00

39

12 SAMPLING METHOD AND APPROACH
Field logging was done at the Project site by the Jaguar team: Wilson Brunetto (Senior Geologist), Flávio Andrade and Maria Emília Radomski Brenny (Junior Geologists). The cores were transported to Jaguar’s Caeté Heap Leach Plant where an exploration office, chemical laboratory, core preparation, and sampling and storage units are located. Diamond drill cores were logged based on lithology, alteration, and mineralization.
The core sampling intervals were determined by the Senior Geologist according to lithology, mineralization type and visually anticipated grade. Thus, 3,891 intervals were selected for sampling. The sample size varied between 0.4 to 1 m, with a tendence to 1 m. A few samples in barren or poorly mineralized sections were a little bigger (maximum of 1.3 m). One or two samples in barren core on the margins of the mineralized zones were collected. Due to the presence of visible gold, the grade variance within the zone can be very high. The width of the mineralized zone varies between some centimeters to about forty meters.
The cores selected for sampling were halved with a diamond saw or sometimes with a hammer. One half was placed in a plastic bag and the other half was returned to the original wooden core box.
The samples were transported to the labs using a local courier. The assays were made by the SGS do Brasil and Lakefield/Geosol labs in Belo Horizonte, and by Jaguar’s lab in Caeté/MG. Recently the Lakefield/Geosol Lab was acquired by SGS do Brasil.

40

13 SAMPLE PREPARATION, ANALYSES AND SECURITY
13.1 PREVIOUS EXPLORATION SERVICES
A field examination of the earlier sample sites indicates that the sampling was thorough and continuous across the outcrops. AngloGold Ashanti is a well known international mining company with an excellent technical staff.
Samples were collected by highly experienced, well-trained technical teams that followed the methodologies adopted by companies specialized in gold exploration and production.
Channel Sampling
The following section describes the channel sampling procedures used by AngloGold Ashanti for their evaluation of the Project.
First, the sites to be sampled were cleaned with a hoe, exposing the material by scraping it. Next, structures were mapped, lithologic contacts were defined, and samples were marked so that no sample had more than one lithology. Samples had a maximum length of 1 m and weighed between 1 and 2 kg.
Channel samples were collected from outcrops, old excavations and drift walls. This consisted of the manual opening of channels with lengths ranging from 50 cm to 1 m, average widths between 5 to 10 cm and about 3 cm deep, using a hammer and a little steel pointer crowned by a widia. The channel samples were collected starting at the floor level on one side, going over the drift to the floor on the opposite side. An aluminum tray or a thick plastic canvas was used to collect the material. The samples were then stored in a thick plastic bag and identified by a numbered label, which was protected by a thin plastic cover and placed with the sample.

41

At the sampling site, samples were identified by small aluminum plates, labels or small wooden poles. Following, sketches were drawn with lithological and structural information. The sample locations were surveyed by theodolite.
Diamond Drilling Core Sampling
The following were the diamond drill core sampling procedures adopted by AngloGold Ashanti Group:
Drilling was carried out by AngloGold Ashanti drill operators using their own drill rigs, HQ and NQ diameter for surface diamond drill holes and BQ for underground drill holes. Drill holes were accepted only if they had more than 85% recovery at the mineralized zone.
The cores were stored in wooden boxes of 1 m length with 3 m of core per box (H diameter) or 4 m of core per box (B or N-equivalent diameter). The hole number, depth and location were identified on the boxes by an aluminum plate on the front of the box. The drill interval and core recovery were identified inside the boxes by small wooden or aluminum plates.
During logging of the hole, geological information was collected, interval, and recovery were verified, and samples for chemical analyses were defined. Samples were identified in the boxes by highlighting their side or by labels.
Samples were cut in the middle with a diamond saw or a hammer, orthogonally to the structure direction that controls the mineralization. If the samples were of weathered oxide mineralization, either a spatula or a spoon was used to divide and collect the sample. One half was stored in a highly resistant plastic bag, identified by a laminated label, and the other half was kept in the box at a warehouse. Standard procedure was to cut the core parallel to the long axis.

42

In the case of metallurgical testing, the stored half was subdivided again. A quarter of the original sample was stored, and the other quarter was conveyed to the assigned metallurgical laboratory.
Sampling intervals were generally defined in accordance with the key geological control parameters (see Section 11 – Mineralization), so that after lithologic contacts were defined, samples could be marked inside each unit, maintaining the dimensions specified above.
The assays were made by AngloGold Ashanti’s laboratory in Nova Lima/MG. The Fire Assay/Atomic Absorption method was used.
At that time, the AngloGold Ashanti laboratory had a standard procedure for all sample assays. They re-assayed all the assays which returned grades more than 3 g/t. One duplicate was assayed for every 20 samples run.
13.2 RECENT EXPLORATION PROGRAM
Channel Sampling
The channel sampling made by Jaguar was restricted to the Project’s drifts.
First, the sites to be sampled were cleaned with a hoe, exposing the material by scraping it. Next, structures were mapped, lithologic contacts were defined, and samples were marked so that no sample had more than one lithology. Usually, the samples had a maximum length of 1 m and weighed between 1 and 2 kg.
Channel samples consisted of manual opening of channels with lengths ranging from 50 cm to 1 m, average widths between 5 to 10 cm and about 3 cm deep, using a hammer and a little steel pointer crowned by widia or a small jackhammer. The channel samples were collected starting at the floor level on one side going over the drift section to the floor on the opposite side.

43

An aluminum tray or a thick plastic canvas was used to collect the material. The samples were then stored in a thick plastic bag and identified by a numbered label, which was protected by a thin plastic cover and placed with the sample.
At the sampling site, the samples were identified by number sequence painted in the drift walls. The sample locations were surveyed by theodolite.
Diamond Drilling Core Sampling
Underground drilling was carried out by Geosol Geologia e Sondagens Ltda. (Geosol) and surface drilling was carried out by Mata Nativa Sondagens Ltda. (Mata Nativa). Surface drill holes were drilled with HQ and NQ tools and underground holes were drilled with BQ diameter. The following are the following diamond drill core sampling procedures adopted by Jaguar:
Drill holes are accepted only if they have more than 85% of recovery from the mineralized zone.
The drill holes executed to evaluate the ore body have their deviations measured by Tropary, Sperry Sun and DDI/Maxbore.
The cores are stored in wooden boxes of 1 m length with 3 m of core per box (H diameter) or 4 m of core per box (B or N-equivalent diameter). The hole number, depth and location are identified in the boxes by an aluminum plate in front of the box and by a water-resistant ink mark on its side. The progress interval and core recovery are identified inside the boxes by small wooden or aluminum plates.
During logging of the geological information progress and recovery measures are verified and chemical analyses samples are defined. Samples are identified in the boxes by highlighting their side or by labels. Samples are cut in the middle with the help of a diamond saw and a hammer, orthogonally to the structure direction that controls the mineralization. One half is

44

stored in a highly resistant plastic bag, identified by a laminated label, and the other half is kept in the box at a warehouse.
In the case of metallurgical testing, the stored half is subdivided again. A quarter of the original sample is stored and the other quarter is conveyed to the assigned metallurgical laboratory.
Samples were prepared at the SGS and Lakefield/Geosol (“LKG”) labs in Belo Horizonte and at the Jaguar lab by drying, crushing to 90% minus 2 mm, quartering with a Jones splitter to produce a 250 g sample and pulverizing to 95% minus 150 mesh. Analysis for gold was by standard fire assay procedures, using a 50 or 30 g sample with an atomic absorption (AA) finish.
Analytical results were forwarded to Jaguar’s Exploration Department by email, followed by a hard copy. LKG and Jaguar labs used identical sample preparation and analyses methodologies as the SGS facility [SGS subsequently purchased the LKG laboratory in Belo Horizonte]. The LKG lab has been assessed by ABS Quality Evaluations, Houston, Texas, and found to be in compliance with ISO 9001.
Jaguar’s Quality Assurance/Quality Control (QAQC) Program
Jaguar’s Quality Assurance/Quality Control (QAQC) Program consisted of:
- Submission of the blanks, standard reference samples, and duplicate samples to the labs;
- Re-submission of selected rejects and pulps to the labs for re-assays;
- Checking the original results at an outside accredited assay lab.
The following procedure was used for each sample lot assayed:
Blanks: one was inserted at the beginning and another at the end of the lot, and one between every 20 samples;

45

Standards: RockLabs standards were included: one at every 20 samples;
Duplicates: one included between every 20 samples;
Interlab Check Control: approximately 14% of the samples (pulp and crushed) assayed in one lab were re-assayed in another lab.
Control Blanks: two-hundred and seventy six (276) blank samples, equivalent to 6.7% of Jaguar’s diamond drill cores, were submitted to the labs. Control blanks were employed to check for contamination, drift, or tampering.
Blanks were composed of crushed, barren quartzite or gneiss. They were used to check for contamination. The detection limit for fire assay analyses were <0.02 g/t Au (SGS and LKG) and <0.05 g/t Au (Jaguar). In 2006, SGS began using 0.01 g / t as the detection limit. Industry practice recommends that the maximum limit for the control blanks should not exceed three times the detection limit, i.e. 0.06 g/t Au.
Jaguar’s control blank sample assay results included only 3 (three) samples (out of the 276) that exceeded 0.06 g Au/t limit, which demonstrates acceptable management of contamination and drift, in the figure shown below (Control Blank Sample).

46

Standards Reference Samples
Jaguar submitted 143 standard reference samples to the labs, corresponding to approximately 3.5 % of the diamond drill core sample population. Standards are used to test the accuracy of the labs results. Jaguar used standard references graded 1.314 g/t Au (SH13), 2.643 g/t Au (SJ10), 4.048 g/t Au (SK21), 4.823 g/t Au (SK11), 5.852 g/t Au (OXL25), 5.911 g/t Au (SL20) and 8.367 g/t Au (SN16). They were purchased from Rocklabs Ltd., Auckland, NZ.
Figure “Standard Reference Samples” below illustrates the comparison between the lab assay results and the Rocklabs standard reference sample grades. The results are displayed chronologically. In general, the lab accuracy shows good quality, notwithstanding a small tendency to be less than the reference samples grades.

47

Duplicates Samples
Jaguar submitted 172 samples of quartered core to the labs as duplicates to test for grade variability. The results are illustrated in Figure “Duplicate Samples” below. The average gold grades for the two sets of data are similar (in the range of 2.59 g/t and 2.38 g/t). The standard deviations are also close (10.19 to 11.36). Three (3) samples assayed in that group showed a strong grade discrepancy due to the presence of coarse visible gold. These samples were not included in the Figure.

48

Interlab Check Assays
In order to ensure the reliability of chemical analyses labs used to test the drilling samples, Jaguar sent pulp and crushed samples for analysis to a different lab. The samples were re-tagged with a new sequence of numbers and sent to the lab. Pulp samples were sent only for drying and analysis, while the crushed material had to go through the whole preparation process (drying and pulverization) before the analysis. Blank samples and Rocklab standards were included in the batches sent for interlab check.
During 2004 and 2005, the samples were analyzed at SGS and LKG. Thus, the samples sent to one lab also had a duplicate sent to the other and vice-versa. In 2006, after the acquisition of LKG by SGS, Jaguar started to use its own lab to perform the chemical analysis. The results were checked by SGS.

49

Jaguar performed 562 interlab checks, 535 of which were pulps and 26 were crushed samples. The ensuing figures are scatter plots comparing the assay results from the labs.
The scatter plot demonstrates no significant grade bias between SGS and LKG crushed samples. In high grade samples, it is possible that the rather large variations in grade can be explained by the presence of coarse visible gold (nugget effect).
Relative Difference Plot (RPD) that compares the mean of the samples pairs against the difference of the sample pairs were prepared to show the difference as a percentage of the mean.

50

The scatter plot demonstrates a small (but not significant) grade bias, between SGS and LKG pulp samples. When SGS and Jaguar grades are compared, it is possible to see another small bias, in this case favoring SGS. The assay results are slightly higher in the pulp samples assayed at SGS.

51

52

53

14 DATA VERIFICATION
14.1 PREVIOUS EXPLORATION SERVICES
Verification of the AngloGold Ashanti drilling data was not possible as most of the core was destroyed prior to Jaguar purchasing the property. None of the AngloGold Ashanti holes were twinned by Jaguar.
14.2 RECENT EXPLORATION PROGRAM
After receiving chemical results of the batches, the pulps and coarse rejects of the samples were gathered, classified and stored at Jaguar’s warehouse in Caeté. Twenty percent (20%) of the pulps and rejects were sent for check analyses to another lab in order to compare the quality of the analyses. Before SGS and LKG merged, samples analyzed at Lakefield Lab were sent to SGS and vice-versa. Most of the samples assayed at the Jaguar Lab and included in the resources estimation were re-assayed at SGS.
The author of this Prefeasibility has not verified any sampling or analytical data. This verification has been performed by Jaguar’s Chief Geologist, Jaime Duchini, who has kept the author abreast of all issues involved.
It is the opinion of TechnoMine that the sample verification criteria, methods, and procedures, have been adequate and are acceptable vis-à-vis the principles of good engineering practice. No failure regarding data verification has been identified.

54

15 ADJACENT PROPERTIES
Before addressing the properties adjacent to the Project area, it is worth noting that near the Santa Isabel Mine site, several other promising exploration targets have already been identified. These targets warrant further exploration. There is known mineralization in the Paciência/São Vicente Lineament, which has characteristics similar to Santa Isabel. Chamé, Monges and Ajuda Targets are located to the southeast, and Marzagão, Córrego Santana, and Bahú to the northwest.
There are many targets associated with the conglomerates of the Moeda Formation: Palmital, Bocaina, Ouro Fino, Guilherme and Boa Esperança. All are located not more than 25 km from the Santa Isabel Mine.
Surface and underground channel samples, diamond drill holes, and some underground drifts were made in those areas (targets) by AngloGold Ashanti, Western Mine, Anschutz, Iamgold and Caiman (a local company).
The area where Jaguar’s Quadrilátero Gold Project properties are located also encompasses some past important gold mines such as Mina de Morro Velho (14 million ounces of gold were produced), Mina Raposos (2.6 million of ounces of gold were produced), Mina da Passagem (2.5 million of ounces in past production and resources), Mina São Bento (2.0 million of ounces were produced), and the Cuiabá Mine (reserve, resources and past production over 9 million ounces) is presently undergoing an expansion project to increase production from 2300 tpd to 4000 tpd.
TechnoMine has been unable to verify the above information. The information is not necessarily indicative of the mineralization on the Project’s Property.

55

16 METALLURGICAL TESTING AND MINERAL PROCESSING
Recent Metallurgical Test Work
In the cadre of the Project’s Prefeasibility Study, a 10-t bulk sample representing the sulfide mineralization was taken from the underground development workings in January 2005. The Geology Team indicated the place to collect a bulk sample that would best represent the mineralized zone: Body 2 – in a crosscut close to the existing Air Compressor. From this head sample about 6 tonnes were spared (after quartering) and stored in 20 (twenty) 200-L drums. Sub-samples were sent out as requested in each case to undergo metallurgical tests at several reputable Laboratories and Research Centers, as described below:
METSO Laboratories in Sorocaba, São Paulo, SP
Crushing the 5-t sample to 100% — 3/8” aiming at both generating a reliable size distribution curve for the future ROM in order to define the crushing route to size Crushers and Screens and to prepare the Crushing and Screening Plant Process Flow Diagrams (“PFDs”), including mass balances. A 50-kg sample of homogenized minus 3/8” material was sent to METSO’s lab facility in Sorocaba, São Paulo, where their “Crushing Tests Package”, entailing the establishment of the Crushability, Rod, and Ball Mill Indices, Particle and Bulk Densities, Pennsylvania Abrasiveness Test, Particle Flatness Index, and other parameters was carried out in full. From Metso Report number RT 0523, dated February 18, 2005.
CETEC (Centro de Tecnologia do Estado de Minas Gerais)
- Conventional Rolling Bottle Cyanidation Tests for the following MOGs (“mesh of grind”): 100, 200, and 2160 mesh (P80) based on standard pH range, cyanide concentration in the pulp, pulp density (50% solids b/W) were carried out by CETEC Research Center, in Belo Horizonte, MG. For the 270 mesh (P80) pulp — cyanidation tests in agitated 80 liter tanks were performed. Pb(NO3)2 was added at a rate of 40 g/t. CETEC reported an 89.5 % gold recovery in the leaching process for a P80 = 270 mesh.

56

- Bond Ball Mill Work Index Tests at 100 and 200 mesh were also carried out by CETEC Research Center, in Belo Horizonte, MG. The results obtained were 9.6 kWh/st for 100 mesh and 14.8 kWh/st for 200 mesh.
- Adsorption tests using PICA G210 AS 8x16 mesh activated carbon.
From CETEC Report dated November 08, 2005.
CDTN (Center of Development of Nuclear Technology) Research Center, Belo Horizonte, MG
- Leaching tests, contact time less than 30 hours, pulp at 50 % solids by weight and P80 = 270 mesh. The feed grade was 3.96 g/t. Cyanide consumption reached 880 g/t; the reported Leaching Recovery was 91%.
- Adsorption Tests, executed in a 20 liter reactor using a 50 % solids by weight pulp, 2160 mesh (P80) and pH 10.9. PICA G 210 AS 8x16 mesh activated carbon.
From CDTN Final Report dated June 30, 2005 and Final Report dated December 2005.
Knelson Research and Technology Center
At Knelson’s Technology Center, the mathematical modeling of the milling circuit was made based on laboratory tests results (Report KRTS 20151). The goal was to establish the Gravity Circuit process route that will maximize gravity gold recovery. The following tests and studies were carried out:
- Gravity Recoverable Gold (GRG) Test using the laboratory sized KC MD3 concentrator.
- Mathematical modeling of the circuit considering two different scenarios. The first scenario encompassed the use of two KC XD20 concentrators (100 tph), while the second scenario forecasted the use of two KC XD30 (200 tph) concentrators. Both cases were combined with the utilization of an Acacia Reactor or a Vibrating Table. The results of the tests and modeling

57

showed that the best solution was to have one KC XD 30 concentrator followed by an ACACIA CS 1000 reactor, yielding a 44.94 % gold recovery.
From Knelson Final Reports numbers KRTS 20151 (lab tests) dated May 08, 2005 and May 24, 2005 (modeling), respectively.
Dawson Laboratories Inc. – Salt Lake City, USA
Dawson Laboratories were in charge of a series of tests to be performed in order to supplement tests previously carried out by Brazilian laboratories. The following tests were be performed:
- Bond Ball Mill Work Index Tests at 100 and 270 mesh.
- Cyanide Leaching Tests, aimed at determining the Leaching Recovery x Time Curve, to support the Leaching Agitated Tanks sizing (Leaching Cycle). The tests included a gravity pre- concentration step. Pulp at 50% solids by weight, with P80 = 270 mesh.
- Adsorption Tests were performed on the solution generated during the previous step, using PICA G210 AS 8x16 mesh activated carbon to determine the Carbon Gold Load x Time Curve and Final Carbon Load, to support the Leaching Agitated Tanks sizing (Adsorption Cycle).
From Dawson Tests Report Number P-2928, dated March 10, 2006.
Federal University of Minas Gerais (“UFMG”) – School of Engineering – Mining Engineering Department Laboratory, encompassing:
Settling Tests encompassing the Talmage & Fitch, Oltmann, and Coe & Clevenger Methods were carried out, as well as the selection of the best flocculent (among those provided by CYTEC, CIBA, and CLARIANT), for a MOG of 270 mesh (pulp @ 50% solids b/W) were carried out at UFMG Lab. These tests aimed at sizing the Thickener, which will receive the 20-25% solids overflow from the last cyclone cluster of the Grinding Plant (P80 = 2160 mesh) and will deliver a 55% solids underflow stream to be adjusted to 50% solids and then fed to the Leaching Circuit of the CIP Plant.

58

Dynamic Viscosity Tests for P80= 270 mesh, for a 50% solids (b/W) pulp. The tests were carried out at EEUFMG without and with activated carbon to support the sizing of the Leaching and Adsorption Tanks, respectively, in the CIP Plant.
From UFMG Final Report dated December 5, 2005.
SENAI, Nova Lima, MG)
- Crushing, Milling and Gravity Concentration Pilot Plant Tests, utilizing a 5-t sample crushed in CETEC to 100 % minus 3/8”.
- A Gravity Concentration test was performed using pulp at 50 % solids by weight and P80 = 270 mesh. The stages and pieces of equipment utilized were Plane Table, Knelson Concentrator, and Vibrating Table. A Gravity Circuit recovery of 45.53 % was reported.
It is worth noting that SENAI reported a ROM head grade (obtained fire assay) of 16.3 g/t and the head grade feeding the thickener, obtained in the Pilot Plant of 3.98 g/t.
From SENAI Final Report Number 01/2005/01, dated 08/08/2005.
Testwork Process Development Ltda. – Nova Lima, MG — Brazil
- Cycloning Tests, Percolation and Proctor Tests (cyclones underflow) for the Backfill Plant product.
From TESTWORK Final Report Number MSOL – 002-RL-002-Rev 00 dated March 2007.
Appendix 03 to this Prefeasibility presents the most important Final Reports related to the metallurgical and specialty tests.

59

17 MINERAL RESOURCES AND RESERVES ESTIMATES
17.1 MINERAL RESOURCES
The Project’s estimated mineral resources are presented below:
Table 17.1.1: Paciência Gold Project Santa Isabel Mine – Resource Estimate

Category	Tonnage (t)	Grade (g Au/t)	Ounces (oz Au)
Measured (M)	871,170	5.59	156,590
			(36.4%)
Indicated (I)	1,702,230	5.00	273,670
			(63.6%)
(M + I)	2,573,400	5.20	430,260

Inferred	420,700	5.44	73,580
The Project’s mineral resource estimate was prepared by Moreno under the supervision of the author of this Prefeasibility. It was reviewed by Dr. Charles Thorman, Certified Professional Geologist, a seasoned Denver-based consultant who has significant experience with gold deposits in the Iron Quadrangle. Mr. Thorman’s professional activities include a long-term career with the United States Geological Service (USGS).
MineSight software was used for both the 3D and the resource estimate modeling. The adopted capping grade – based on statistical analysis of the database — was 95 g/t and the cut-off grade selected for the resource estimation was 1.5 g/t. This selection was based on a sensitivity analysis. Poor variography eliminated the option for kriging and the ISD method was adopted to weight composites grades within the blocks. Moreno’s Mineral Resource Report is presented as Appendix 01.

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17.2 MINERAL RESERVES
The Project’s estimated mineral reserves are presented below:
Table 17.2.2: Paciência Gold Project Santa Isabel Mine – Reserve Estimate

	Tonnage	Grade	Ounces
	(t)	(g Au/t)	(oz Au)
Proven (Pv)	987,900	4.52	143,580
Probable (Pb)	1,726,000	4.52	250,870
Total (Pv + Pb)*	2,713,900	4.52	394,450

*	2,260 oz of gold, corresponding to test mining production during 2006 (21,742 t at 3.23 g/t) have not been deducted from the above stated reserves.
The Cut and Fill Method has been adopted for the Project. The Mining Plan showed a 91.7% recovery and a dilution of 15%. Hence, the estimated total tonnage that will be mined is:
[(2,573,400 t)*(0.917)*(1.15)] = 2,714,000 t.
The ROM average diluted average is estimated at:
[(5.20 g/t)]/(1.15) = 4.52 g/t
(Proven + Probable) Reserves are currently estimated at:
Pv + Pb = (2,714,000 t) * (4.52 g / t) = 394,450 oz Au
Proven Reserves = (0.364)*(2,714,000) = 987,900 t @ 4.52 g/t = 143,580 oz Au
Probable Reserves = (0.636)*(2,714,000) = 1,726,100 t @ 4.52 g/t = 250,870 oz Au
A Mine Call Factor (“MCF”) of 97% has also been adopted, based on the experience of this Prefeasibility’s mining team. Therefore, the estimated Mill Feed grade is:
4.52 * 0.97 = app 4.384 g/t and the estimated to-the-mill amount of ounces of gold is (394,450 oz Au) * (0.97) = (2,714,000 t) * (4.384 g/t) = 382,600 oz Au
Taking into consideration the Overall Metallurgical Recovery (93%), the estimated total salable ounces of gold is (382,600)*(0.93) = 355,820 oz Au.

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18 OTHER RELEVANT DATA AND INFORMATION
18.1 PROJECT INFRASTRUCTURE
18.1.1 — Power
Electric power will be supplied by CEMIG, the state-owned utility company with operations in the state of Minas Gerais. The connection with the power system will require an extension line to replace the existing one. An estimated demand of 6.8 MW has been reported to and requested from CEMIG. For the construction and mining development period, a preliminary transmission line is already supplying power for the required activities.
The studies performed in the cadre of this Prefeasibility point to the summarized information listed below:

Supply:	13.8 kV (subject to confirmation by CEMIG)
Distribution:	13.8 kV
Nominal capacity:	7.5 MVA
Demand:	6.8 MW (after ramp up)
Mine:	1.0 MW
Plant:	5.5 MW
Infrastructure:	0.3 MW
In order to forestall the Project ramp-up, the implementation of a temporary assisting power system is required. During the first year of operations (2008) the Mine will produce 275,000 tpy (as opposed to the cruise production of 600,000 tpy in the ensuing years). Hence, the operations regime for 2008 foresees one operating grinding mill line only and mine operation reduced to two shifts.

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This assisting power system will consist of a group of diesel engine generators that will produce electricity during the three hours of the peak load period, daily. During the remaining 21 hours, the energy will be supplied by CEMIG.
The demand supplied in each daily period for 2008 (one mill line only) is detailed bellow:
Peak load period: 2.7 MW (to be supplied by diesel generation only – no mine operations)
Regular period: 4.5 MW (to be supplied by CEMIG)
The demand during the ramp up phase had to be limited to 4.5 MW due to CEMIG network constraints.
Description of diesel group generators:
The system will consist of seven operating diesel generators with 450 kVA capacity each, making up a total of 3.15 MW on Power Factor 1.0. An eighth diesel generator will work as a stand-by backup. The generators will be managed by digital controllers and a central unit, which will maintain the synchronization of loads, including the CEMIG system.
The cost of the diesel system has been estimated at about R$ 0.463 / kWh.
Appendix 04 presents the Project’s Preliminary Single Line Diagram.
18.1.2 — Road Accesses, Roads within the Project Area, and Communication System
Access to the Project site is provided by a 16-km public road from a main state road to the historic city of Ouro Preto. The mine distance to the main neighboring cities are: 23 km to Itabirito, 53 km to Ouro Preto, and 81 km to Belo Horizonte.
Roads within the Project area total 3.5 km. They have been built already.

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A digital technology-based telephone communication system will be supplied by Embratel. The system can accommodate a 30-channel link for voice communication and a digital data connection with Jaguar’s head office in Belo Horizonte, where a shared link can provide safe Internet, and Intranet access.
18.1.3 — Water Supply
Fresh water to supply the mine and plant will be provided by the Rio das Velhas river. This suction station is located about 4 km from the Project’s Industrial Water Tank. The total fresh water to be provided is estimated at 140 m3/hr.
Appendix 05 presents the Project’s Overall Water Balance.
18.1.4 — Ancillary Buildings and Facilities
To accommodate all support activities, the Project’s ancillary buildings (Section 21.3 of this report) will be concentrated close to the Metallurgical Plant Installation. There will be specific buildings at this area: administration, maintenance shop, cafeteria, warehouse, change room for plant crew, first aid, and water treatment. The explosives and accessories warehouses will be located 3.5 km away from the mine area, in compliance with the regulations set forth by the Brazilian Army.
The facilities that relate solely to the Mine will be located within the mine area. A small office and maintenance shop were erected to support the mine development phase and will also support the operations phase.
18.1.5 — Compressed Air
Two compressed air central stations are foreseen: Mine Station and Metallurgical Plant Station.

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The Mine System will operate at a pressure of 7 kgf/cm2 and at a design flow rate of 0.85 850 Sm3/hour (500 Scfm) at each station. One station will be installed at each main level close to the underground substation. Compressed air will be delivered through a small pipeline net.
The Plant Station will operate at 3.5 kgf/cm2 (50 psi) pressure and a design flow rate of 2,250 Nm3/hour (1,500 Acfm). This station will be located at the plant site, close to the CIP — ADR unit leaching circuit, and will be also powered by electrical energy.
18.1.6 – Surface Equipment
The surface mobile equipment will entail a Model L90 Volvo front end loader to operate around the Primary Crusher Surge Pile, four (4) Toyota pickup trucks for supervision, general management and maintenance and two (2) VW Gol vehicles to be utilized for general services by management.

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19 INTERPRETATION AND CONCLUSIONS
It is TechnoMine’s final conclusion that the Project is low-risk and robust. It has been extensively studied from a technical standpoint and is supported by wide exploration, metallurgical testwork, conceptual and basic engineering, in addition to special front-end engineering tests and studies. The aforementioned technical foundation of the Project was performed by reputable entities in Canada, USA, and Brazil.
Most CAPEX and OPEX estimates are supported by vendor quotes, contracts, and receipts. Key pieces of equipment were already purchased. Cost estimates are based on solidly supported process route and mining method and plan, being within the +/- 15% accuracy range. The Project is decisively progressing in terms of construction.
Based on the economic results yielded by the cash flow model and sensitivity analysis, TechnoMine considers the Project to be feasible and attractive. Related technical and economic risks are small.

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20 RECOMMENDATIONS
➢	TechnoMine recommends that Jaguar proceeds with the Project implementation activities.

➢	Although the Project is feasible and robust at its current size, it is our recommendation that the exploration efforts proceed not only at the Santa Isabel property, but also at the other properties in the Paciência Region. An increased resource base will give rise — via a well conducted consolidated feasibility study – to increased reserves, which, in turn, will significantly improve the financial performance of the Project.

➢	The same or higher technical standards related to the front-end engineering activities, comprising exploration itself, metallurgical testwork, conceptual and basic engineering, and the required special front-end engineering tests and studies should be maintained for the recommended augmented project.

➢	The recommended additional exploration and front-end engineering activities should start as soon as possible in order to support a technically sound and smooth project size transition.

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21 ADDITIONAL INFORMATION REQUIRED FOR TECHNICAL REPORTS ON DEVELOPMENT ISSUES
21.1 UNDERGROUND MINING
21.1.1 — Introduction
Annual ROM production is estimated at 600,000 tonnes from the Project Mine. In the first year of operations (2008), the mineral processing plant is going to process only 275,000 tonnes from the Mine pre-production phase (97,075 t) plus the 2008 production (230,515 t), as previously stated in this Report.
In the Project Underground Mine the cut and fill method will utilize coarse tailings from the back-fill plant and waste from mine development.
The ore beneficiation process will include crushing and screening, grinding and cycloning, gravity separation, and a Leaching/ADR (Adsorption/Desorption/Recovery) hydrometallurgical route, entailing Leaching, a CIP (Carbon-in-Pulp) adsorption phase, Elution and Electrowinning circuits.
21.1.2 — Geological and Geometrical Characteristics of the Mineralized Bodies
The gold mineralization in the area forms lenticular bodies, associated with a metapelite and metatuff shear zone of the Nova Lima Group, basically composed of quartz-carbonate-chlorite schist. The hydrothermal changes, with carbonatic, sericitation, silification, and sulfation processes, that transformed such lithologies into quartz-sericite-carbonate schist and the ore bodies, are defined by concentrations of quartz-carbonatic lenses within the foliation, forming elongated boudins according to a fold axis that strikes S65º-70ºE, and plunges 15º to 25º. The dip of the formation that hosts the bodies varies from 35º to 70º NE. Lenticular quartz is micro-crystalline, white-grayish in color, with small pyrite, pyrrohtite, arsenopyrite and stibnite disseminations concentrated on the borders of the lens and schists inserted into the quartz.

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The gold is generally fine, with particles below 200 mesh, occurring in sulfide crystals or in fractures in the quartz veins (in this case visible to the naked eye).
The main lenses were grouped to form the bodies identified as Body 02, Body 05 and Body 06, which constitute the basis for the Project. These lenses have various shapes ranging from 2.5 m to 12.0 m. The length according to the strike varies from 25 m to 100 m. According to the plunge, the bodies were identified up to elevation 734, totaling an average length of 550 m below elevation 934 (first level already developed). The distance between the point where Body 02 starts (NW end) and the end of Body 06 (SE end) is 650 m.
During the survey phase, a ramp was opened. The dimensions of the ramp are 4.0m x 3.75 m, 352 m in length and 12% grade. The ramp reached the body at elevation 930. At this elevation, the bodies were partially developed through an 850 m tunnel averaging 3.75m across x 4.0 m in height. Several drifts and one ventilation raise completed this phase of the survey.
21.1.3 — Mineral Resources
The measured and indicated mineral resources are:

	Tonnage	Grade	Total Au	Total Au
	(t)	(g/t)	(g)	(oz)
Total	2,573,400	5.20	13,381,680	430,260
21.1.4 — Production Plan
The Underground Mine will operate with four teams in three 7-hour shifts (with 1 hour interval between shifts), Monday to Sunday, 365 days a year. The nominal production is 50,000 tonnes per month or 1,667 tonnes per day.

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21.1.4.1 — Annual Production Plan Schedule
The envisioned Annual ROM Production Plan is portrayed below:

	Year -01	Year 01	Year 02	Year 03	Year 04	Year 05	Year 06	Total
Development (t)	61,223	35,807	42,292	33,390	0	0	0	172,712
Sidewall enlargement (t)	33,852	29,706	8,703	4,104	0	0	0	76,365
Mine panels (t)	2,000	165,000	529,643	562,506	600,000	585,693	19,792	2,464,634
Total ROM (t)	97,075	230,513	580,638	600,000	600,000	585,693	19,792	2,713,711
Grade (g/t)	5.27	5.56	5.31	5.01	4.16	3.03	3.36	4.50
ROM gold (g)	511,559	1,281,742	3,081,033	3,004,389	2,494,810	1,773,343	66,412	12,213,288
ROM gold (oz)	16,449	41,214	99,069	96,604	80,219	57,021	2,135	392,710
The processing plant ROM will be:

Beneficiation	Year -01	Year 01	Year 02	Year 03	Year 04	Year 05	Year 06	Total
ROM (t)	0	275,000	600,000	600,000	600,000	600,000	39,000	2,714,000
Grade (g/t)	0	5.35	5.15	4.86	4.03	2.99	4.16	4.37
Gold (g)	0	1,470,692	3,087,574	2,914,255	2,419,965	1,793,277	161,127	11,846,890
Gold (oz)	0	47,289	99,279	93,706	77,812	57,662	5,181	380,929
21.1.5 — Design Criteria
The following Design Criteria Source Codes apply:
E	Existing operating characteristics

B	Calculated/surveyed/defined/assumed by Jaguar

D	Desirable/expected values for new design

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A	Calculated/assumed by Jaguar new design

K	Calculated/determined based on information provided by Jaguar and/or third parties (local engineering companies and/or contractors and operators)

S	Suppliers’ data

G	Generally accepted industrial practice (“good engineering practice”)

L	Literature

T	Data furnished directly by third parties (local engineering companies and/or contractors and operators), per Jaguar’s request

C	Results of laboratory and/or pilot plant test work

PARAMETER	Number	Unit	Source Code
Tonnage per development round	224.35	t/m	K
Tonnage per vertical meter (ROM)	7,049	tpvm	K
Tonnage per man total x shift	4.41	t/ (man x shift)	K
Tonnage per drilled meter	5.29	t/ (drilled meter)	K
Tonnage per drill hole — stoping (3.2m)	16.92	t/drill hole	K
Stoping dilution	15.0	%	G
Mine call factor	97	%	T
Stoping recovery	91.7	%	K
Dewatering flow rate	30,00	m3/h	K
Ore density	2.74	t/m3	A
Waste density	2.60	t/m3	A

Hours per shift	7	h/shift	B
Shifts per day	3	unit shift	B
Effective shifts per month	84	shift/month
Effective days per month	28	days/month	B
Effective days per year	336	days / year	B
Shift crew meal break	0.50	h	B
Shift crew travel time	0.75	h	B
Shift crew initial/final preparation	0.25	h	B
Effective hours per shift	5.5	h / shift	B

Life of drill steel	1000	m	G
Life of drill bit	700	m	G
Coupling drill steel	1000	m	G
Shank	2000	m	G
Drilling speed (development)	1.0	m/min	G

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PARAMETER	Number	Unit	Source Code
Drilling speed (stoping)	0.7	m/min	G
Drill hole length (development)	3.80	m	B
Drill hole length (stoping)	3.20	m	B
Jumbo monthly capacity (development)	211.2	m / month	A
Jumbo capacity (stoping)	140.15	t / h	A
LHD (3.8 m3) capacity (stoping)	157.09	t / h	A
Loader (2.3m3) capacity (development)	74.77	t / h	A
Truck 16 t capacity (stoping)	24.43	t / h	A
Truck 12 t capacity (development)	16.82	t/h	A

	Width	Height
Opening Dimensions	m	m
Ramp	5.0	5.0	K
Mucking bay	5.0	5.0	K
Cross cut	5.0	5.0	K
Access gallery (to ramp)	5.0	5.0	K
Sublevel in body drift	3.5	4.2	K
21.1.6 — Mining Method Selection – Basic Mine Concept
The cut and fill mining method was selected based on the geometric characteristics of the ore body, production rate and geomechanical features of the rock mass.
The coarse tailings slurry from the backfill plant will be pumped to backfill the stope, to be opened on an ascending direction. After stoping is initiated at a certain level, development waste and waste contained between the ore lenses and which can be sorted from the ore shall also be used as stope backfill.
Based on geotechnical studies, the mine will be divided into levels with 50 m vertical span between each other for the first two levels, with 60 m vertical span between the second and third level and 75 m for the others, constituting a base for the ascending ore excavation, which will be loaded inside the stope. A 15% slope and 5 m x 5 m cross section ramp located at the footwall and drifts departing from this ramp will provide access to the mining levels and stopes.
Due to the fact that the bodies are composed of several lenses layered with waste material both on the horizontal and vertical direction, they will considerably contribute to increasing the

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dilution factor. Although the selected mining method allows excavating the ore with greater selectivity, which minimizes the negative impact from the surrounding waste rock caused by blasting and scaling (especially with regard to the hangingwall), waste dilution has been estimated at approximately 15%.
Based on current survey data, the mine shall comprise the following levels:

Level -01:	elevation 980
Level 01:	elevation 930
Level 02:	elevation 870
Level 03:	elevation 795
Level 04:	elevation 720
Level 05:	elevation 645
5-m thick horizontal pillars will divide the levels. In order to separate the upper part of the underground mine from the surface, a 15-m thick (minimum) vertical pillar shall remain untouched. Stoping will start on Level -01 up to elevation 1030.
The footwall and the hangingwall contacts will be exposed along all the extension of the bodies, according to the strike.
Drilling shall be performed by a twin-boom Jumbo for development and a single-boom Jumbo for the vertical stope drilling. Manual pneumatic drills equipped with feed will be used for auxiliary services. Cleaning of the broken material shall be performed by a standard Volvo loader, Model L90, equipped with a 2.3 m3 bucket, and the transportation shall be performed by VW 17-250 trucks with 12-t load capacity. The broken ore in the mine panel will be cleaned by 5 yd3 (3.8m3) LHD Atlas Copco ST 1020 loader and will be hauled by VW 17-250 trucks, with 16-t capacity.

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The ventilation system will include the main electrical ventilators installed on surface (exhaust fans) and secondary units inside the Mine. Raises and ventilation ducts will provide air circulation.
The Mine’s drainage system will collect the used water, mainly from the Jumbo drilling operation, and groundwater infiltration, as well as water from the backfill drainage system, as envisaged on the hydrogeological studies performed in September 2006 by a multidisciplinary team working for “EcoHidros Engenharia de Recursos Hídricos, Meio Ambiente e Saneamento Ambiental”. The backfill water volume was estimated based on technical data from mine bibliography that apply to this method. During the preparation of this Prefeasibility Study, the seven mining drawings listed below were produced. They are presented in Appendix 6.
01 Completed Developments
02 Ramp and Access Planning
03 Development Planning
04 Cross Section -Plunge
05 Cross Section - Strike - Stoping
06 Blasting Plan Design
07 Ramp Cross Section
21.1.7 — “Mineable” Resources and Reserves
Although cut-and-fill is considered a selective mining method, for minimizing the negative effects of waste dilution, the lenticular nature of the ore and the waste layers that vary both along the horizontal and vertical directions will also affect significantly the dilution factor. Variations in the foliation angle of the rock wall from 35º to 70º also affect negatively the dilution factor.
It has been established that only after experimental stoping has been performed in part of a panel that has been intercepted by drilling holes that allow accurately determining shape and

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grade of the ore, followed by detailed geology and mining practices, more precise data could be provided to support calculating ore dilution.
Therefore, in this phase of the study, once the experimental stoping procedure has not been conducted yet and there are no similar mineable deposits in the area, the dilution has been estimated based on historical data from mines that utilize or have utilized the cut-and-fill method as well as on the professional expertise of the technical staff of the developer and also on the geotechnical studies attached.
The historical cut-and-fill dilution rates vary from 10% to 20%. In the case of the Santa Isabel Mine bodies, only a small portion of the lenses at the ends of Bodies 02 and 06 is less than 3.5 meters wide (width of the primary development). In addition, the reduced length of the ascending drilling for the mucking operation of the mine panel (3.20 m length) was taken into consideration. A 15% dilution factor was estimated.
“Mineable” resources, minus the sized pillars are as follows:

			Horizontal
		Vertical	Pillar Between		Level
	Base Level	Distance	Levels	Top Level	Tonnage
	Elevation	(m)	(m)	Elevation	(t)
Level -01	980	50	15	1030	468,140
Level 01	930	50	5	975	315,471
Level 02	870	60	5	925	525,589
Level 03	795	75	5	865	639,281
Level 04	720	75	5	790	170,237
Level 05	645	75	5	715	242,031

Total					2,359,749

Recovery Rate:		91.7%

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Taking into account the dilution factor, the following reserves were estimated:

			Horizontal
		Vertical	Pillar Between		Level ROM		Total
	Base Level	Distance	Levels	Stope Top	Tonnage	Grade	Au	Total Au
	Elevation	(m)	(m)	Elevation	(t)	(g/t)	( t )	( oz )
Level-01	980	50	15	1030	538,361	4.20	2.26	72,780
Level 01	930	50	5	975	362,791	6.80	2.46	79,274
Level 02	870	50	5	925	603,277	6.36	3.83	123,335
Level 03	795	75	5	865	735,173	3.36	2.47	79,321
Level 04	720	75	5	790	195,773	2.41	0.47	15,200
Level 05	645	75	5	715	278,336	2.55	0.71	22,800

Total		375	40		2,713,711		12.21	392,710

A mine call factor of 97% was adopted based on the experience of the Prefeasibility mining team. Therefore, the total gold contained in the feed to the plant has been estimated at 380,929 oz.
21.1.8 — Planning for the Start of Operations
Underground mining will be performed in the ore bodies that were previously open-pit mined. The upper limits of these excavations were topographically surveyed and are visible on existing aerial photographs. The bottom of these excavations is irregular and may only be defined via drilling, due to collapse of the surrounding hillsides.
As previously mentioned, during the survey phase, a 4.0 m x 3.75 m high, 12% grade and 352- m long ramp was opened, reaching the body at elevation 934. At this elevation, the bodies were partially developed by means of an 850-m tunnel featuring an average cross section of 3.75 m x 4.0 m in height. Several drifts complemented this phase of the survey.

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The re-start of mine development will have the following phases:
▪	Development of a ventilation raise to supply the additional fresh air demand for mine ventilation.

▪	Development of a raise to serve as an alternate route, emergency escapeway and equipment traveling way.

▪	Additional development on Level 01 (elevation 930).

▪	Drift enlargement on elevation 930, exposing the footwall and the hangingwall.

▪	Development of a secondary access ramp to elevation 930

▪	Development of a ramp, maneuvering areas and access to Level 02 (elevation 870) and Level -01 (elevation 980).

▪	Development and enlargement of Level 02 and Level -01 drifts.

▪	Interconnection of Level 02 to the ventilation raise, emergency escapeway and equipment traveling way raise.

▪	Additional development for Level 02 support facilities (Support chamber, water reservoir and pumping station) and Level -01 to surface access.

▪	Beginning of simultaneous Level 01 and Level -01 ore excavation.

▪	Development of secondary access ramps from Level 01 and level -01 stopes to elevations 950 and 1005.
21.1.9 – Detailing of the Development Phase
Development should be at least 1.5 years ahead of the effective start of ore being processed at the beneficiation plant. Therefore, development both on Level 01 (elevation 930) and Level -01 (elevation 980) shall be concluded before ore starts being processed.
After the pre-operating development, the mine will advance at a rate of 112.5 vertical meters per year (i.e., as the main panels bear 559,901 tonnes on average, for a 600,000 tpa production, approximately 93.32% of the planned development per level should be carried out every year).
The following main equipment will be used during development:

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▪	Twin-boom electric hydraulic Jumbos

▪	Conventional 2.3 m3 wheel loader

▪	12-t diesel trucks
For each development level, 2,135 meters of ramps and waste rock drifts, and 554 meters of ore tunnels are scheduled, totaling 2,689 meters to be developed with Jumbos. In addition, 351 meters of ventilation and emergency escapeway raises shall be developed.
21.1.9.1 — Access to Ore Body
The access to the ore body will be via a 15% inclined ramp, driven into the footwall, and, from there, through a +2.5% inclined haulage drift.
The ramp and access drift to Level 01 was excavated during the mineral survey phase and features:
▪	Ramp length: 352 m

▪	Dome-shaped section: 4.0 m x 3.75 m (width x height)

▪	Tunnel area: 15.00 m2

▪	Average slope: 12%

▪	Access drift length: 45 m

▪	Elevation of opening: 972 m

▪	Elevation of first level: 934 m
Starting at Level 01, the designed ramp shall feature:
•	Dome-shaped section: 5 m x 5 m

•	Tunnel area: 22.3 m2

•	Slope 15%

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The ramp shall be fully developed in waste rock, in the footwall of the ore body, which is made up of compact schist.
According to the geotechnical study, the ramp will be located at least 15 m below the ore body.
Another access to Level 01 shall be developed starting from the ramp to Level 02 (see attached drawings in Appendix 06).
Basic development cycle using Jumbos:
Drilling shall be executed with 2” diameter bits and 3.80 m length drill holes. The cleaning of the holes during drilling shall be via water injection to reduce dust formation. The water used for drilling and from springs shall be pumped with a pneumatic pump to a decantation and storage sump located at the level access way, from where it will be pumped to the surface. After drill hole cleaning (by compressed air) the loading and blasting operations will follow and special underground explosives will be used. There will be a ventilation period followed by an inspection of the working front and removal of loose rock blocks. The working front will be cleared for loading and transportation of the broken material to the waste dump located on the surface or to backfill stoping panels.
The ramp shall be equipped with ducts for conducting ventilation air, compressed air and industrial water and electrical and phone cabling. A launder shall be built on the side for drainage, according to the Mining Regulatory Standards (see typical tunnel drawing attached in Appendix 06).
Appendix 07 spreadsheet details the quantitative aspects of the ramp and access development in waste.

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21.1.9.2 — Level Tunnels
Tunnels (5 m x 5 m) will be developed to +2.5% grade (ease of drainage) to allow accessing the ore bodies. These tunnels shall be developed in the waste rock up to the respective ore bodies.
At the ore bodies level, 4.2 m wide x 3.5 m high, 2.5% grade, rectangular tunnels will be developed to expose the ore body. Later, these tunnels will be widened for the purpose of exposing the footwall and the hangingwall of these bodies, preparing them for upward stoping.
The bodies are composed of various ore lenses layered with waste rock. Depending on the thickness of the waste layers, they shall remain intact and serve as “pillars”. Otherwise, they may be mined separately, reducing ore dilution or used as backfill in mined-out panels.
21.1.9.3 — Secondary Ramps
Secondary ramps will be developed to 5 m x 5 m dimensions and grade varying from 2.5% to 15%, in order to provide access to the mine stope, allowing for loading and transportation of ore inside the stope as the operation progresses upwards.
There will be two secondary ramps for each level. The first one was designed to reach the stope 24 m vertically from the base. The second one was designed to reach the stope 47 m vertically from the same base. For the level with a vertical clearance of 50 m, there will be a secondary ramp starting 20 to 25 m above the floor level.
These secondary ramps will allow ventilation air to return from inside the stopes, through 1.5 m x 1.5 m raises.

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21.1.9.4 — Ventilation and Emergency Escapeway Raises
Two ventilation and one emergency escapeway raises shall be developed between levels and will lead to the surface.
The main ventilation raise shall have a final section of 3.0 m x 2.5 m, 60º slope and will be located within Bodies 2 and 5. The secondary ventilation raise shall have a 2.0 m x 2.5 m section and 60º slope and will be located after Body 6. The emergency escapeway raise shall have a final section of 2.0 m x 2.5 m and 45º slope. For safety reasons, they will be driven with 1.5 m x 1.5 m section and widened subsequently.
The raises were designed to be driven by a raise borer, depending on the availability of the piece of equipment at the time of operation. Also in this case, the raises will be opened with a minimum section of 1.5 m x 1.5 m and will be widened later, if required.
21.1.9.5 — Operational Support Openings
In addition, drifts and rooms will be opened for sheltering purposes in connection with the following:
▪	Access to ventilation raises and emergency escapeways;

▪	Storage and decantation sumps for receiving and pumping spring and backfill drainage water);

▪	Sites for the installation of fixed and mobile electrical substations;

▪	Storeroom, meal room and office;

▪	Bathrooms; and

▪	Refuge chambers.

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21.1.9.6 — Basic Development Required by Level

	Material	Length	Dimension	Sub total
	Specification	m	m	m
Ramp between levels	Waste	505.6	5 x 5
05 Maneuvering areas	Waste	50.0	5 x 5
Level access tunnel	Waste	97.0	5 x 5
Water tank, bathroom, office, refuge chamber	Waste	371.0	5 x 5	1,023.6
Access development to Body 02	Waste	35.0	5 x 5
Body 02 – a	Ore	149.0	4.2 x 3.5
Body 02 – b	Ore	150.0	4.2 x 3.5
Auxiliary ramp +20m Body 02	Waste	96.0	5 x 5
Auxiliary ramp +40m Body 02	Waste	84.0	5 x 5	514.0

Access development to Bodies 05 and 06	Waste	182.0	5 x 5
Development within Body 05	Waste	12.0	5 x 5
Body 05 – a	Ore	103.0	4.2 x 3.5
Body 05 – b	Ore	47.0	4.2 x 3.5
Auxiliary ramp + 20m Body 05 and 06	Waste	154.0	5 x 5
Auxiliary ramp + 40m Body 05 and 06	Waste	189.0	5 x 5	687.0

Development N 02 (between Body 05 and 06)	Waste	27.0	5 x 5
Body 06 - a	Ore	42.0	4,2 x 3.5
Body 06 - b	Ore	63.4	4.2 x 3.5
External drifts to Bodies 5 and 6	Waste	332.0	5 x 5	464.4
Ventilation Raise (60o)	Waste	93.0	3 x 3.5
Auxiliary Ventilation Raise (60o)	Waste	157.0	2 x 2.5
Alternate Escapeway Raise (45o)	Waste	101.0	2 x 2.5	351.0

TOTAL		3,040.0

SUB TOTAL — WASTE (ramps, access ways and raises)		2,485.6
SUB TOTAL — ORE		554.4
SUB TOTAL — RAMP AND DRIFT DEVELOPMENT		2,689
SUB TOTAL — RAISE DEVELOPMENT		351.0

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21.1.10 — General Description of the Mining Method and Operations
The mining method is the cut and fill, which removes ore in horizontal slices, starting from the bottom undercut and advancing upwards (overhand cut and fill). For the fill, part of the treated tailings from the backfill plant will be used, plus development waste and waste that exists between mineralization lenses to be extracted during the excavation of the mine panels.
This method allows for ore selectivity, greater recovery and stability of the openings, and reduction of waste and tailings disposed of on the surface.
The mine will be divided into levels. Level 01 was already developed at elevation 930 m. Level 01 will be at elevation 980 m, 50 vertical m above, and Level 02 will be at elevation 870 m, 60 vertical m below Level 01. Starting at this level, the vertical clearance shall be 75 m, i.e., Level 03 will be at elevation 795 m, Level 04 at elevation 720 m, etc.
The Level 01 panel will be stoped up to elevation 1030.
There will be a 5-m thick sill pillar in between levels.
Tunnels will be developed to expose the footwall and the hangingwall. The waste layers between the ore lenses that comprise each body will be excavated, provided their thickness is less than 3.0 m. Part of the waste layers with thickness exceeding 3.0 m shall be left behind as “pillars” inside the panel and some other parts will be excavated separately and may be used as backfill within the panel.
Upon conclusion of the aforementioned development, stoping of the ore panel will be initiated. The excavation shall be made via 3.20 m long, 2” diameter, and 70º/80º upward drilling. Drilling shall be carried out by an electrical hydraulic single-boom Jumbo, equipped with a boom for upward drilling. Water shall be used to reduce dust accumulation. For loading drill

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holes with explosives, a derrick shall be used. Granular explosives with nonelectric delay detonators shall also be used.
The first excavation stage, which shall be carried out with a step relative to the access way to the body, shall be the opened from a 3.20 m long vertical raise (slot raise) in each ore lens, to serve as a free face for subsequent blasts. According to the Blasting Plan Design, an average vertical 3.05 m advance per round is estimated.
The broken material shall be loaded onto LHD wheel loaders equipped with 5 yd3 buckets - after a ventilation period — and then hauled to the beneficiation plant by 16-t trucks. When the excavation of the first vertical slice reaches the entire length of the body, the hydraulic backfill process with backfill plant underflow, gets started. Initially, a draining bund will be built with waste to contain the backfill. After a draining period, the backfill surface will be smoothened and another drilling and blasting cycle will start. The mine will operate following this cycle (drilling, blasting, ventilation, loading, hauling and backfilling), until the horizontal pillar that separates the underground mine from the surface or until the horizontal pillar of the next panel is reached.
Each panel (75 m vertical clearance) shall be sub-divided into three parts (vertically), for the purpose of carrying out the work cycle. For the first 24 vertical m, the access to the panel shall be via the main level (at the base of the panel). As backfilling progresses, a 20% slope ramp will be constructed to provide access to the next drilling round above the backfill that was previously placed, and as the ramp is constructed, the roof immediately above it shall be raised, maintaining a clearance of 4.2 m. Two additional secondary access ways to the mine panel shall be opened through the main ramp. The purpose of the first access way is to reach the panel 24 m above the main level and the second, to reach the panel 47 m above the main level. (See drawing below).

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21.1.11 – Mined-out Panel Backfill
Panel backfilling will be performed using the backfill technique and development waste. The backfill material will consist of the underflow from the backfill plant will consist of the 65% solids by weight underflow from the backfill plant. It will be pumped underground with no dilution, i.e., at 65% solids. The total backfill material will correspond to approximately 38% of the ROM extracted from the panel.
Only the coarsest tailings portion shall be used for backfill (cyclones underflow), as it allows water to percolate and drain out of the fill, ensuring greater rock mass stability.
The Backfill Plant will be assembled on the surface. This plant will receive the Metallurgical Plant tailings after they are treated in a Pulp Detox Plant. The Backfill Plant will consist essentially of cycloning operations, cutting the feed stream at 325 mesh. The Mine will receive the underflow of the cyclone, representing 38% of the ROM treated (size analysis and testwork: 40% retained on 325 mesh). This material will be stored and, whenever required, reclaimed and pumped into the panels.

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Development waste will be used to complement the backfill.
The backfill operation will be carried out with the use of slurry pumps that forward the material through pipes to the levels being mined. The backfill will be placed in 3.05 m high layers. After backfilling has been completed, the backfilled area will remain undisturbed for at least 28 hours before the next production cycle starts. This period is required to allow water to drain out of the backfill material.
The water drained from the backfill material will be collected by the mine drainage system and directed to the lower levels from where it will be pumped to be treated in the wastewater treatment plant.
21.1.12 — Rock Mechanics
A comprehensive rock mechanics study for the Santa Isabel Mine Target is presented in Appendix 08. The study analyzes the stability of the planned excavations and pillars, indicates the technical procedures to be followed during the excavations, and proposes the geomechanical and bracing works to be implemented, as well as a rock mass monitoring system.
This work is the basis for the mine development.
The main data taken from the aforementioned study are listed below:
•	Methodology: for the geomechanical classification of the rock mass, the BIENIAWSKI (RMR: Rock Mass Rating) system was used. This system was subsequently modified and adapted by D.H. LAUBSCHER (MRMR: Mining Rock Mass Rating). The methodology developed by BARTON was also used, thus obtaining the rock mass classification according to the Q system.

•	Software used:

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o	CLASROCK 32 – geotechnical data analysis to obtain RMR and Q indexes.

o	Laubscher Software: MRMR, RMS (Rock Mass Strength) and DRMS (Design Rock Mass Strength).

o	ROC LAB (Rocscience) to obtain the physical indexes and properties of the rock mass.

o	PHASE 2 (Rocscience) for sizing of openings and pillars.
•	Differentiated types of rock mass in the mine:
o	Wall rock: Quartz-carbonate-chlorite schists (metapelites and metatuffs of the Nova Lima group).

o	Ore: Quartz-sericite-carbonate schists (concentrations of quartz-carbonatic lenses with the presence of sulfide)

During the geotechnical mapping of the development already completed, geological structures and alterations of the degree of fracturing were identified, defining two distinct situations that define four geotechnical domains for both the ore zone and the wall rocks.
•	Main characteristics of the rock mass for the four geotechnical domains:

		Wall rock	Wall rock	Ore	Ore
		First	Second	Third	Fourth
		Domain	Domain	Domain	Domain
Data
Uniaxial compressive strength	(MPa)	120	120	140	140
Modulus of Elasticity	(GPa)	30	30	35	35
Poisson coefficient		0.25	0.25	0.20	0.20
Tensile strength	(MPa)	10	10	12	12
Joints	(Sets)	3	3	3	3
Mean fracture spacing	(m )	0.3	0.05 to 0.10	0.3	0.05 to 0.10
Joint pattern		F1/F2	F3	F1/F2	F3
RQD	( %)	90	50	90	50

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	Wall rock	Wall rock	Ore	Ore
	First	Second	Third	Fourth
	Domain	Domain	Domain	Domain
Barton Index Calculation: Q
RQD (Rock Quality Designation)	90	50	90	50
Jn ( joint set number)	9	9	9	9
Jr (joint roughness factor)	10	10	10	10
Ja (joint alteration)	0,75	1	0,75	1
Jw (joint water inflow)	1	1	1	1
SRF (Stress Reduction Factor)	1	5	1	5
Q Index	133.33	11.11	133.33	11.11
	Extremely		Extremely
Q Index (Classification)	Good	Good	Good	Good

RMR Calculation(Rock Mass Rating) Bieniawski
Value (rating) related to:
Uniaxial compressive strength	12	12	12	12
RQD (Rock Quality Designation)	17	8	20	13
Spacing of discontinuities	10	8	10	8
Condition of discontinuities	30	25	30	25
Groundwater state	15	15	15	15
Fracture orientation related to the excavation	-5	-10	-5	-10
RMR Index (Value)	79	58	82	63
RMR Index (Classification)	Good	Fair	Excellent	Good
GSI (Geological Strength Index)	79	63	82	68

MRMR calculations (Mining Rock Mass Rating) by Laubscher
RMR (calculated by Laubscher)	74	55	76	63
Rock mass class	2A	3A	2A	2B
MRMR (Mining Rock Mass Rating)	61	44	62	46
RMS (Rock Mass Strength)	74.4	51	86.8	59.5
DRMS (Design Rock Mass Strength)	61.34	42.05	71.56	49.06
Geotechnical conclusions:
For openings in the rock mass of the first (wall rock) and third domain (ore): Class 2 A Rock mass; RMR (Rock Mass Rating) values varying between 74 and 76 and Q value of 133.33. Its

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main characteristic is high mechanical strength, with the possibility of large sized openings with self-supporting free spans, without the need for systematic bracing and support installations. Where necessary, 2.4 m long split-set type rods will be installed at breakaways and 2.40 m long split-set rods will be installed in a 2.0 m x 2.0 m mesh pattern.
▪	Openings in the rock mass of the second (wall rock) and fourth domain (ore) are characterized by the zones mostly affected by F3 fracturing, RMR varying between 55 and 63, resulting in Class 3 A/2B and Q Index (Barton) of 11.11. For this type of rock mass, moderate support and strength conditions can be expected. In this portion of the rock mass, the openings will have shorter free spans and systematic installation of supports will be required, both in development openings and stopes.

▪	2.40 m long split-set rods following a 1.5 m x 1.5 m mesh pattern shall be installed at development openings due to increased degree of fracturing and/or presence of groundwater. Rods will be grouted. The supporting devices will be installed at no less than 15 m from the development end. At tunnel breakaways, the mesh grid will be tightened to 1.5m x 1.5m and rods will be grouted.

•	Hydraulic Radius Methodology (span area divided by the perimeter) will be applied, resulting in the following maximum values for the stable spans of the wall rock:
o	First Domain: HR = 18

o	Second Domain: HR = 12
•	Based on the mining plan, the greatest span shall be in Body 2, where there will be a span with 209 m in length by 11 m of exposed hangingwall, HR of 5.22 m, which is significantly lower than the stability limit.

•	Based on the stability analysis of the proposed mining sequence, which will be run with the support of the PHASE 2 software, panels with vertical height of up to 70 m and 5 m horizontal pillars may be safely implemented.

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•	The access ramps will be positioned at least 15 m from the stopes.
21.1.13 — Hydrogeology Studies
In order to understand the effects of water table drawdown (groundwater level) on the hydrological system, a hydrogeology study was carried out to evaluate the hydrological and hydrogeology modifications that might be generated from the opening of the underground mine. The comprehensive report issued in September 2006 by the company “EcoHidros Engenharia de Recursos Hídricos, Meio Ambiente e Saneamento Ambiental” has been archived at MSOL. A summary of the Hydrogeology Studies is presented in Appendix 09.
The study was prepared, contemplating the knowledge on the water circulation regime of the local aquifer and its hydraulic properties. This study allowed understanding the hydrogeology processes in the area and, through computer hydrogeology simulation, also allowed developing an experimental evaluation of the constraints that will result from the mineralization under the groundwater conditions of the area, in order to minimize future hydrological and hydrogeological alterations and to plan the groundwater management.
In order to perform the study, initial activities were carried out, to gather specific information (e.g., topographic survey; geological, hydrogeology and water balance studies), so as to characterize the main constraints posed by the existing groundwater system.
In addition to drilling information and water level measurements, the documents titled Projeto Geologia do Quadrilátero Ferrífero — Integração e Correção Cartográfica em SIG (Lobato et. al., 2005) and Projeto APA Sul RMBH: hidrogeologia, mapa hidrogeológico (CPRM,2004) were used for the geological and hydrogeological characterization of the area.
For the water balance study, pluviometric and stream flow rates data were obtained from the Meteorological Station of the municipality of Itabirito, which stands closest to the Project. With regards to other variables, such as average temperature, relative air humidity, total net radiation, and average wind velocity, the measurements were obtained from the

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SE/Barreiro/CEMIG Meteorological Station and from the 5th Meteorological District of Instituto Nacional de Metereologia (INMET).
Based on the aforementioned methodology, a conceptual hydrogeology model was conceived and proposed, allowing for the development of a full-blown experimental computational hydrogeology model, which described the hydrodynamic groundwater behavior at Santa Isabel Mine and surrounding areas. The Visual ModFlow software was used as an accessory.
Based on the final hydrogeology model, the hydrological and hydrogeology constraints caused by the mining activities were evaluated. Furthermore, future results generated by water table drawdown during the first five years of operations were also analyzed.
The results of the experimental simulation of the computational hydrogeology model suggest that current development activities have not caused significant changes to the local aquifer so far (see table 1). The results also show that water table drawdown at the mine during the first five years of operations will not significantly impact the original hydrodynamic behavior of the system.
Table 21.1.13.1 – Results from computational hydrogeology simulations

						Water	Mine
		Total groundwater drainage				Flow	Groundwater
Simulation		m3/day				m3/day	drainage
Scenario	Zone 1	Zone 2	Zone 3	Zone 4	Zone 5	Zone 6	m3/day
Scenario 1 - Original	1544	4810	187	1971	1938	27,067	0
Scenario 2- Actual (Calibrated model)	1442	4641	184	1921	1914	27,091	506
Variation in relation to scenario 1	-6.61%	-3.51%	-1.60%	-2.54%	-1.24%	0.09%
Scenario 3 - Future	1420	4600	180	1910	1907	27,184	730
Variation in relation to scenario 1	-8.03%	-4.37%	-3.74%	-3.09%	-1.60%	0.43%

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Based on the results above, it is possible to conclude that the impact of the water table drawdown process on the future layout of the mine ramp, up to level 930 m (Scenario 3), is negligible, if compared with the simulation of the hydrodynamic condition represented by Scenarios 1 and 2. A rather immaterial reduction on the local groundwater drain flow will not compromise the system’s original hydrodynamic behavior. Regarding the future mine’s dewatering system, the results of the simulations show that the total dewatering rate should vary initially from approximately 506 m3/day (21.08 m3/hour) to 730 m3/day in the future stage (30.42 m3/hour).
Currently, due to natural runoff infiltration during the rainy season, an average water flow of 19m3/h has been pumped out (development of the ramp between levels 01 and 02). During the dry season, this volume is reduced to about 15.75m3/hour. According to scenario 3, the studies show a water flow of 26.67m3/hour during the rainy season (730 m3/day, being 90 m3/day from service water and 640 m3/day from infiltration).
Therefore, the water table drawdown operation over time shows that the effects caused by the mining activity, with regard to the reduction of demand or hydro-sensitive deficits, did not interfere much nor will interfere with the hydrodynamics of the hydrogeological system.
21.1.14 — Main Equipment Specification
The main phases of the underground mining activities are listed below:
•	Development and drilling

•	Stope face drilling

•	Loading and development; blasting and stoping

•	Ventilation

•	Inspection of blasted faces and removal of loose blocks

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•	Loading and hauling of broken material

•	Installation of roof/wall support
Other auxiliary activities:
•	Topographic survey

•	Geological survey of face details
The shift regime in the underground mine will consist of 3 seven-hour shifts, with 1 hour interval between them and 4 crews. In the first year (two operating shifts only), there will be only one 3-hour interval between shifts, in order to comply with power availability.
With the purpose of planning the monthly required development (use of Jumbo), an amount of about 215 m of development work will be executed during the pre-operating phase and about 236 m during the operating phase. The total ore to be produced shall be 600,000 t per year, or 50,000 t per month or 1,667 t per day. During the first year of operations, the Plant will process 275,000 t.
See sizing of underground mining equipment details in Appendix 10.
21.1.14.1 — Drilling Equipment — Development
An electric hydraulic diesel-powered self-propelled Jumbo with two drilling booms will be used for drilling the development ends of ramps, accessing the waste and ore tunnels as well as lateral widening, by the time the levels are opened.
The production of a Jumbo on a development end is 1.0 meter per minute. On average, 56 holes will be drilled on a 5m x 5m development end, totaling 212.8 m drilled per end.
Based on the blast designs attached, one Jumbo is sufficient to meet the demand of the monthly development schedule.

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An Atlas Copco Rocket Boomer 282 Jumbo was selected.
21.1.14.2 — Drilling Equipment – Mine Panel
The equipment to be used to drill the mine panel will also be an electric hydraulic diesel-powered self-propelled Jumbo, with one drilling boom for vertical drilling.
The vertical drilling production of a Jumbo is 0.7 meter per minute. According to the blast design, each hole will correspond to 16.7 broken tonnes, on average. Two Jumbos will be required.
An Atlas Copco Rocket Boomer 281 Atlas Copco was selected.
21.1.14.3 — Loading Equipment
A conventional Volvo L 90 loader equipped with 2.3 m3 bucket will be used to load the broken material onto 12 t capacity VW 17-250 trucks.
A special underground Atlas Copco ST-1020 LHD loader will be used to haul the broken ore. Two Volvo L 90 and two LHD loaders will be purchased.
21.1.14.4 — Hauling Equipment
Dump trucks with 12 t capacity will be used for development, and 16 t capacity trucks will be used for stoping. The calculations allow estimating a total underground haulage distance from Level 3 of approximately 1,400 m and additional 1,000 m on surface, up to the beneficiation plant or to the waste dump. Underground, the average speed of a loaded truck will be 8 km/hr and 10 km/hr, empty. On surface, it will be 10 km/hr loaded and 20 km/hr empty.
For ore production, the capacity of a 16 t VW 17-250-W truck under the conditions described above should be 24.43 tonne/hour. Six trucks will be required to meet the ore demand in the

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event the entire monthly production comes from Level 03 and Level 04. Seven trucks are scheduled to be purchased.
To fulfill development needs, the production capacity of a 12 t VW 17-250 truck should be 16.82 tonne/hour. Three trucks will be required for the three pre-operating shifts and two operating shifts.
Four trucks are scheduled to be purchased. These trucks will haul waste from the surface waste dump to the underground mine, in order to complement the panels’ backfill.
21.1.14.5 — Auxiliary Drilling Equipment
With the purpose of developing ventilation and emergency escapeway raises, as well as opening small prospecting and auxiliary stress-relieving drifts next to stopes and development ends, and rockbolt installation, manual drills equipped with pneumatic feed (jackhammer) shall be provided for.
Compressed air will be generated by an electrical air compressor that, in addition to supplying the drills, will be used to load the holes with granular explosive. Each drill consumes 170 cfm of compressed air. In order to use up to three drills simultaneously (510 cfm), the electrical compressor should have a rated capacity of 600 cfm to make up for load losses in the line, due to leaks and loss of operational efficiency. HDPE 4” pipes will take the compressed air to the working fronts
Six TB 303 Tornibrás pneumatic hammers, two 600 cfm Ingersoll Rand (or similar) electric compressors, and a portable 365 cfm, Diesel-powered compressor are scheduled to be purchased.

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21.1.14.6 — Equipment for Loading Granular Explosive
The purchase of a pneumatic anfo-loader will be required to load water-free holes with granular explosive; this condition is provided by a closed pressurized vessel rated to 4 to 4.5 kgf/cm2 working pressure.
21.1.14.7 — Auxiliary Equipment for Rock Support
A rotary injection pump equipped with a 5 HP electric motor will be used to inject grout into cable bolt and rockbolt holes. A shotcrete machine shall also be purchased.
21.1.14.8 — Supply and Drainage of Mine Water
The service water to be used in drilling, humidification of roads and face washing will be collected in a permanent drain that exists in the area, and further at the WWTP, to be implemented in the treatment plant. A 20,000 liter reservoir will be built near the mine entrance and will be supplied by a 10 HP electric pump, delivering 5,000 l/hr to overcome a 50 mwc head. HDPE 2” diameter pipes will take the reservoir water to the working fronts.
During the pre-operating development phase, the drainage system of the mine will be operating in conjunction with a pumping station located on the ramp between Levels 1 and 2. A 50 HP pump is currently pumping at a rate of 50 m3/hr, 140 mwc head.
The drainage system of mine water in the operating phase will collect water from three main sources:
•	Water from natural infiltration

•	Backfill drainage water

•	Excess water used for rock drilling and other auxiliary services, such as face washing and road humidification.
Seepage contribution (natural springs) in the mine, based on a hydrogeology study, from Level 01, is 19 m3/hr during the rainy season and 15.75 m3/hr during the dry season. Seepage

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contribution will increase to 26.67 m3/hr when stoping extends to Level 4 (elevation 720 m). The drainage study will consider a seepage contribution of 19 m3/hour .
The drainage system of tailings used to backfill the stopes will collect an average flow of 0.84 m3/hour.
The main contribution of excess service water will result from the Jumbo-drilling operation, and will reach 2.64 m3/hour. An estimated 1.26 m3/hour flow rate from other auxiliary services will be added to this figure, totaling 3.90 m3/hour.
Therefore, the sizing of the main pumps that will serve the water drainage system includes the sum of the flows described above plus 6.26 m3/hr, as a safety measure, totaling 30 m3/hour.
The first main pumping station shall be excavated at the access way to Level 02 (elevation 870), featuring 30 m3/hour capacity. The water will be pumped from elevation 980 to the surface, totaling 110 m of vertical clearance, through a 330 m long pipe.
In order to reach this objective, three centrifugal slurry pumps were sized (KSB Model LCC-M-50-230.2) with a flow equivalent to 30 m3/hour, 48 mwc head (each pump), equipped with a 15 HP motor, using a 3” discharge and a 4” suction pipe. They will operate in series. After this assembly is installed at Level 2, the already purchased set will be moved to Level 3. By the time the last level (645) is opened, two more pumps shall be purchased to operate in series with the others.
To serve the drainage system of the development ramp, submersible air-powered pumps shall be purchased that will transfer the water to intermediate decantation pits located in inoperative mucking bays, and from there to the main pumping stations via submersible pumps.

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21.1.14.9 — Mine Lighting System: Electrical Power Distribution
Underground ramp and access ways are required to have fixed electrical lighting systems. Working fronts will be lit by miner lamps powered by rechargeable batteries. Mobile floodlights will be used for supplementary lighting during the following activities: removal of loose and unstable rock blocks, roof repair work, and geological and geotechnical mapping. Lighting levels will comply with the provisions of NRM 11 (Ordinance #12 published on the Federal Gazette on 29/01/2002).
Insulated electrical cables will be installed on insulated supports at the upper part of the ramp, conducting the three 13,800 V phases and the neutral cable into the mine. Transformers will be installed to reduce power to 44 0V and 220 V to supply electrical panels equipped with a safety system that will distribute it to the power take-off points.
Mine equipment and vehicles will have supplementary lighting for maneuvering.
The total estimated load inside the mine will be 1,030 kW. An additional 450 kW on surface will be required, totaling 1,480 kW.
See Appendix 11 for a list of main underground and surface electrical equipment.
21.1.14.10 — Communication System
The phone system will be connected to the national phone network through a town/mine antenna. Cell phones work on the higher locations surrounding the mine. A MultiCOM radio-based system will be purchased for underground use.
The MultiCOM communication system for the Santa Isabel Mine shall be via radio and was designed by Mine Radio Systems, a specialized company.

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The system consists of communication via radio waves within the underground mine, where waves do not propagate like they do on surface. Its operation is based on a radiating cable denominated “Leaky Feeder” that is laid to all areas where Mine-Surface communication is required.
It operates based on a VHF repeater equipment per channel (allows up to 32 channels) that, together with other electronic components, comprise the Base Station located on surface, which is interconnected to one of the ends of the transmitter cable. The other part of the system that comprises the communication network is composed of the cable and the following components: Bidirectional MLA line amplifier; Bidirectional MLA-R line termination amplifier; Bidirectional amplifier with MLA-D remote supervision; Two or three-way MAS Signal Splitter; Line termination MTU unit; MSB connection box; MDC power sources; Active MVSA-DX antenna with up to 250 m line-of-sight range to a location where the cable and the Communications Radio can not be installed.
The system allows for voice communication from one end to the other via radio between the surface and any point within the mine where the cable network is available or within the range of the MVSA-DX antenna.
The system also consists of:
▪	Data transmission via conventional 9.600 BPS modems

▪	Interconnection into the surface radio system

▪	Interconnection into the external phone system of the mine.

▪	Conventional analog video transmission

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General Schematic of MultiCOM System
21.1.14.11 — Ventilation
The main ventilation system directs the fresh air stream through the access ramp to the bottom of the mine, and blows it to the working fronts via auxiliary axial fans. The contaminated air returns to the surface through the ventilation raise.
An exhaust fan will be installed at the entrance of the ventilation raise to create a negative pressure that will suck the fresh air out via the access ramp. The 2.50 m x 3.0 m ventilation raise will be excavated from a development drift past Body 06 (from Level 01 to surface). As the mine gets deeper, the lower levels will become interconnected to the raise through other raises and through the access tunnel between Bodies 02 and 05.
Secondary raises will interconnect the lower level to the secondary access ramp in Body 02, allowing the contaminated air to be expelled from within the panel. Ventilation doors installed at access ways to development levels shall control the air flow to areas where effective work is being carried out.

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Ventilation air for the ramp and tunnels will be provided by means of two axial fans: one blowing fresh air and the other expelling the contaminated air, comprising the secondary ventilation system.
The basic ventilation data complies with NRM 06 (Ordinance #12 published on the Federal Gazette on 01/29/2002).
The calculation sheets in Appendix 12 detail the sizing of the main and secondary ventilation system. The required air flow was estimated as a function of the maximum number of people and Diesel-powered equipment. In brief, there will be a 250 HP main exhaust fan, 119.14 mwc pressure and 96.4 m3/s air flow. For dead end ventilation of the ramp and level tunnel, 100 HP exhaust fans coupled to a 1.2m gauge duct shall be provided, as well as a 40 HP blow fan coupled to a 0.80m gauge duct.
21.1.14.12 — Summary of Equipment Fleet and other Auxiliary Equipment

	EQUIPMENT	Quantity
1	Twin-boom electric-hydraulic jumbo – boomer 282	2
2	Single-boom electric-hydraulic jumbo — boomer 281	1
3	5 yd3 LHD –ST-1020 loader (Refurbished)	2
4	Volvo L90 loader	2
5	VW 17-250, 16 t truck	7
6	VW 17-250, 12 t truck	4
7	CAT 930 with derrick	2
8	Motorgrader	1
9	Lubrication truck	1
10	600 cfm air compressor	2
11	Portable 365 cfm Diesel compressor	1
12	TB303/feed/lubricator rock drill	6
13	TEX 30 air spade	2
14	Shotcrete machine	1
15	Rotary injection pump (cable bolt)	2
16	250 HP main fan/main exhaust fan	2

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	EQUIPMENT	Quantity
17	100 HP secondary fan	3
18	40 HP secondary fan	4
19	30 HP secondary fan	4
20	15 HP KSB LCC-M-50-203.2 slurry pump	4
21	10 HP KSB stationary pump	2
22	Submersible air-powered pump	4
23	Submersible electric pump	4
24	Explosive Loader — Anfo Loader	4
25	Drill Bit Sharpener	3
26	Tungsten carbide drill bit sharpener	1
27	Special Lamps ( NLT — HAND HELD )	15
28	Miner Lamps	60
29	Emergency escape breathing apparatus	55
30	Underground Communication System	1
31	Toyota/Hilux pickup truck	5
32	Light Vehicle and Ambulance	3
33	Case H 580 backhoe	1
34	Truck for personnel transportation/flatbed truck w/ hydraulic arm	1
21.1.15 — Blasting Plan Design
The following Blasting Plan has been designed:
▪	Access development (ramp and drift) in waste rock: 5m x 5m section

▪	Ore development: 4.2 m (high) x 3.5 m section

▪	Ventilation raise: 3.0 (high) x 2.5m section

▪	Emergency escapeway raise: 2.0 (high) x 2.5m section

▪	Panel stoping

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The main data for each design is shown below.

5 m x 5 m ramp section (after enlargement)
Section area	22.32	m2
Hole length	3.8	m
Estimated advance per round	3.3	m
Hole diameter	50.8	mm (2")
Volume per linear meter	0.002027	m3
Waste density	2.60	t/m3
Broken tonnage	191.5	t

Blast design
Cut	9 holes
Easer I	4 holes
Easer II	6 holes
Easer III	12 holes
Perimeter	8 holes
Perimeter — Roof	11 holes
Perimeter — Floor	6 holes

TOTAL	56 holes
Specifications for explosives and explosive articles:

Dynamite	1 1/2 “ x 16” (38.1 mm x 406.4mm)
Density	1.25	kg/m3
Stick weight	581	grams
Density of
granular ANFO	0.8	kg/m3
Weight per loaded meter	1622	grams/m loaded
Nonelectric detonator	4.8	m
Detonating Cord NP 5	5	grams/m
Detonating Cord NP 40	40	grams/m
Fuse	2.5	m
Stemming material	0.4	m

				Granular	Igniter cord
	Blastholes		Dynamite	ANFO	NP 40
			kg	kg	M
Cut	4	holes	20.9	0.0	0.0
Easer I	4	holes	2.3	19.4	0.0
Easer II	6	holes	3.5	29.1	0.0

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				Granular	Igniter cord
	Blastholes		Dynamite	ANFO	NP 40
			kg	kg	M
Easer III	12	holes	7.0	58.3	0.0
Perimeter	8	holes	4.6	38.8	0.0
Perimeter — Roof	11	holes	6.4	0.0	41.8
Perimeter — Floor	6	holes	31.4	0.0	0.0

	51	holes	76.1	145.7	41.8

Total Dynamite	76.1	kg
Total granular ANFO	145.7	kg
Total detonating cord NP 40	1.67	kg

TOTAL	223.5	kg

Specific charge	1,166.8	grams/tonne

Accessories
Nonelectric detonators	51	units
Detonating Cord NP 5	5	m
Fuse	1	unit

Ore drift: 4.2 m x 3.5 m section
Section area	14.7	m2
Hole length	3.8	m
Estimated advance per round	3.3	m
Hole diameter	50.8	mm (2")
Volume per linear meter	0.002027	m3
Ore density	2.70	t/m3
Broken tonnage	131.0	t

Blast design
Cut	9	holes
Easer I	4	holes
Easer II	8	holes
Easer III	4	holes
Perimeter	8	holes
Perimeter holes - Roof	5	holes
Perimeter holes - Floor	5	holes

TOTAL	43	holes

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Specifications for explosives and explosive articles:

Dynamite	1 1/2 “ x 16” (38.1 mm x 406.4mm)
Density	1.25	kg/m3
Stick weight	581	grams
Granular ANFO density	0.8	kg/m3
Weight per loaded meter	1622	grams/m loaded
Nonelectric detonator	4.8	m
Detonating Cord NP 5	5	grams/m
Detonating Cord NP 40	40	grams/m
Fuse	2.5	m
Stemming material	0.4	m

				Granular	Detonating
	Blastholes		Dynamite	ANFO	Cord NP 40
			kg	kg	m
Cut	4	holes	20.9	0.0	0.0
Easer I	4	holes	2.3	19.4	0.0
Easer II	8	holes	4.6	38.8	0.0
Easer III	4	holes	2.3	19.4	0.0
Perimeter	8	holes	4.6	38.8	0.0
Perimeter holes – Roof	5	holes	2.9	24.3	0
Perimeter holes – Floor	5	holes	26.1	0.0	0.0

	38	holes	63.9	140.8	0

Total Dynamite	63.9	kg
Total granular ANFO	140.8	kg
Total NP 40	0.00	kg
==
TOTAL	204.7	kg

Specific charge	1,563.0	grams/tonne

Explosive Articles
Nonelectric detonators	38	units
Detonating Cord NP5	5	m
Fuse	1	unit

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Ventilation Raise – 2.5 m x 3.0 m
Section area	7.5	m2
Hole length	1.5	m
Estimated advance per round	1.3	m
Hole diameter	39	mm
Volume per linear meter	0.001195	m3
Waste density	2.60	t/m3
Broken tonnage	25.4	tonnes

Note:	A 1.5 m x 1.5 m pilot raise will be opened and subsequently sidewalls and floor will be enlarged to design dimensions.

Blast design
Cut	6	holes
Easer I	4	holes
Contour	8	holes
Enlargement	16	holes

TOTAL	34	holes
Specifications for explosives and explosive articles:

Dynamite	1 1/8 “ x 24” (28.6 mm x 609.60mm)
Density	1.15	kg/m3
Stick weight	431	grams
Nonelectric detonators	2	m
Detonating Cord NP 5	5	grams/m
Fuse	2.5	m
Stemming material	0.4	m

	Blastholes		Dynamite	Granular ANFO
			kg	kg
Cut	3	holes	2.6	0.0
Easer I	4	holes	3.4	0.0
Perimeter	8	holes	6.9	0.0
Enlargement	16	holes	13.8	0.0

	31	holes	26.7	0.0

Total Dynamite	26.7	kg
Total granular ANFO	0.0	kg

TOTAL	26.7	kg

Specific charge	1,054.1	grams/tonne

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Explosive articles
Nonelectric detonators	31	units
Detonating Cord NP 5	10	m
Fuse	1	unit

Emergency Raise - 2.0 m x 2.5 m
Section area	5	m2
Hole length	1.5	m
Estimated advance per round	1.3	m
Hole diameter	39	mm
Volume per linear meter	0.001195	m3
Waste density	2.60	t/m3
Broken tonnage	16.9	t

Note:	A 1.5 m x 1.5 m pilot raise will be opened and subsequently sidewalls and floor will be enlarged to design dimensions.

Blast design
Cut	6	holes
Easer I	4	holes
Perimeter	8	holes
Enlargement	11	holes

TOTAL	29	holes

Explosive and accessory specifications:
Dynamite	1 1/8 “ x 24” (28.6 mm x 609.60mm)
Density	1.15	kg/m3
Stick weight	431	grams
Nonelectric detonators	2	m
Detonating Cord NP 5	5	grams/m
Fuse	2.5	m
Stemming material	0.4	m

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		Blastholes	Dynamite	Granular ANFO
			kg	kg
Cut	3	holes	2.6	0.0
Easer I	4	holes	3.4	0.0
Perimeter	8	holes	6.9	0.0
Enlargement	11	holes	9.5	0.0

	26	holes	22.4	0.0

Total Dynamite	22.4	Kg
Total granular ANFO	0.0	Kg
==
TOTAL	22.4	Kg
Specific charge	1,326.2	g/t

Explosive Articles
Nonelectric detonators	26	units
Detonating Cord NP 5	10	m
Fuse	1	unit

Upward stoping - Ore
Length	5.4	m
Distance between rows	1.50	m
Distance between holes	1.80	m
Number of rows	3.00	rows
Number of holes (3 rows)	12	holes
Blasting area	24.3	m2
Hole length	3.20	m
Estimated advance per round	3.05	m
Hole diameter	50.8	mm (2")
Volume per linear meter	0.002027	m3
Ore density	2.74	t/m3
Broken tonnage	203.08	t
Tonnage per hole	16.92	t

Blast design (for 3 rows of holes)
Total of holes	12	holes
Distance between rows	1.50	m
Distance between holes	1.80	m
Inclination	80º
Specifications for explosives and explosive articles:

Dynamite	1 1/2 “ x 8” (38.1 mm x 203.2mm)
Density	1.25	kg/m3
Stick weight	275	grams
Granular ANFO

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Density	0.8	kg/m3
Weight per loaded meter	1622	grams/m loaded
Nonelectric detonators	4.8	m
Detonating Cord NP 5	5	grams/m
Fuse	2.5	m
Stemming material	0.4	m

	Blastholes		Dynamite	Granular ANFO
			kg	Kg
Total of holes	12.0	holes	3.3	50.5

Total Dynamite	3.3	kg
Total granular ANFO	50.5	kg
==
TOTAL	53.8	kg
Specific charge	265.14	grams/tonnes

Explosive Articles
Nonelectric detonators	12	units
Detonating Cord NP 5	5	m
Fuse	2	units
The Blasting Plan Design drawing is presented in Appendix 06 – Mining Drawings.
21.1.16 — Personnel
The underground mine operation was sub-divided into the following sectors, including their respective number of employees:

PRE-OPERATING PHASE
• Operations management	07
• Development	51
• Operations support	18
• Maintenance	17

• TOTAL	93

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OPERATING PHASE
• Operations management	07
• Development	51
• Stoping	84
• Operations support	18
• Maintenance	17

• TOTAL	177
Appendix 13 details the working teams, their functions and respective number of employees.
21.1.17 — Operating Schedule
The work schedules for development will be as follows:
•	Administrative personnel: 01 work shift 44 hours per week, Monday through Friday, 8 hours and 48 minutes per day.

•	Underground mine: 03 work shifts with 04 relay teams. Each team works 7 consecutive days and takes three days off. At every 5-day period there will only be two work shifts. Therefore, there will be 84 shifts available per month.
During the pre-operating year, there will not be breaks between shifts, in order to save energy.
Appendix 13 shows the work schedule for each team.
21.1.18 — Mine Investments (CAPEX)
21.1.18.1 — Investment on Equipment and Utilities
A total of US$ 3,664,000 will be required for mine development. This figure includes investments on equipment and durable goods to supply the mine’s production operation. See detailed list below.

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EQUIPMENT	QTY	Unit Price R$	TOTAL R$	TOTAL US$
Twin boom electric hydraulic jumbo – boomer 282	2	760,000.00	1,520,000.00	608,000.00
Single boom electric hydraulic jumbo - boomer 281	1	480,000.00	480,000.00	192,000.00
5 yd3 ST -1020 LHD loader (Refurbished)	2	350,000.00	700,000.00	280,000.00
Volvo L90 Loader	2	544,500.00	1,089,000.00	435,600.00
VW 17-250, 16t truck	7	200,000.00	1,400,000.00	560,000.00
VW 17-250, 12t truck	4	200,000,00	800,000.00	320,000.00
CAT 930 with derrick	2	137,500.00	275,000.00	110,000.00
Motorgrader	1	187,000.00	187,000.00	74,800.00
Lubrication truck	1	100,000.00	100,000.00	40,000.00
600 cfm air compressor	2	60,500.00	121,000.00	48,400.00
365 cfm portable Diesel-powered compressor	1	88,000.00	88,000.00	35,200.00
TB303/feed/lubricator rock drill	6	7,300.00	43,800.00	17,520.00
TEX 30 air spade	2	8,800.00	17,600.00	7,040.00
Shotcrete machine	1	22,000.00	22,000.00	8,800.00
Rotary injection pump (support)	2	19,000.00	38,000.00	15,200.00
250 HP main fan/main exhaust fan	2	50,000.00	100,000.00	40,000.00
100 HP secondary fan	3	28,000.00	84,000.00	33,600.00
40 HP secondary fan	4	12,000.00	48,000.00	19,200.00
30 HP secondary fan	4	6,600.00	26,400.00	10,560.00
15 HP KSB LCC-M-50-203.2 slurry pump	4	20,097.00	80.388.00	32,155.20
10 HP KSB stationary pump	2	1,000.00	2,000.00	800.00
Submersible air-powered pump	4	3,300.00	13,200.00	5,280.00
7.5 HP submersible electrical pump	4	11,220.00	44,880.00	17,952.00
Explosive Loader — Anfo Loader	4	11,000.00	44,000.00	17,600.00

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EQUIPMENT	QTY	Unit Price R$	TOTAL R$	TOTAL US$
Drill Bit Sharpener	3	6,600.00	19,800.00	7,920.00
Tungsten carbide drill bit sharpener	1	2,200.00	2,200.00	880.00
Special Lamps ( NLT — HAND HELD )	15	1,100.00	16,500.00	6,600.00
Miner lamps	60	2,035.00	122,100.00	48,840.00
Emergency escape breathing apparatus	55	2,000.00	110,000.00	44,000.00
Underground communications system	1	150,000.00	150,000.00	60,000.00
Mine pc’s	5	2,500.00	12,500.00	5,000.00
Printer	1	3,000.00	3,000.00	1,200.00
Plotter	1	7,000.00	7,000.00	2,800.00
Toyota/Hilux pickup trucks	5	82,500.00	412,500.00	165,000.00
Light vehicle	2	35,000.00	70,000.00	28,000.00
Ambulance	1	70,000.00	70,000.00	28,000.00
500 KVA underground electrical substation	3	143,000.00	429,000.00	171,600.00
Case H 580 Backhoe	1	130,000.00	130,000.00	52,000.00
Underground mechanical shop	1	45,000.00	45,000.00	18,000.00
Manual tool kit	1	10,000.00	10,000.00	4,000.00
Personnel transportation truck/flatbed truck w/ hydraulic arm	1	150,000.00	150,000.00	60,000.00
Mine office equipment	1	15,000.00	15,000.00	6.000.00
Miscellaneous	1	61,132.00	61,132.00	24,452.80

TOTAL			9,160,000.00	3,664,000.00

21.1.18.2 — Pre-operating Development Investment
The pre-operating mine development investment has the purpose of preparing two stoping levels that will be stoped concurrently to meet the scheduled production.

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The table below details this investment:
COSTS IN R$

		Year 01
		1st & 2nd	3rd & 4th
		quarters - Pre-	quarters - Pre-
Development	Unit Cost R$	operating phase	operating phase
5m x 5m ramp and access way	2,764.53	1,437,554	138,226
5m x 5m tunnel excavated in waste rock between Bodies	2,764.53	580,551	746,422
4.2m x 3.5m tunnel excavated in ore	1,981.34	1,030,298	1,981,343

Subtotal (Jumbo)		3,048,403	2,865,992

3.0m x 2.5m Ventilation Raise	816.29	109,382	142,850
2.5m x 2.0m Emergency Escapeway Raise	614.58	36,260	27,656

Subtotal		145,642	170,506

GRAND TOTAL		3,194,046	3,036,498

PRE-OPERATING TOTAL			6,230,544

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21.1.19 — Operating Costs
The following operating costs were estimated:

			R$/m	R$/t
Ramp	5.0m x 5.0m		2,764.53	47.64
Tunnel excavated in ore	4.2m x 3.5m		1,981.34	49.92
Emergency escapeway raise	2.0m x 2.5m		614.58	47.28
Ventilation Raise	2.5m x 3.0m		816.29	41.86
Raise excavated by Raise Borer	f = 2.4 m	[2]	3,000.00
Lateral enlargement				27.58
Upward stoping				19.20
Total development cost (operating + pre-operating) is estimated as R$ 28.19 per tonne.
Appendix 14 details the calculation sheets of each of the above costs, while Appendix 15 shows the spreadsheets that supported the operating cost calculations related to mine personnel, including maintenance, support and administrative categories.
21.1.20 — Sequential Development and Ore Production Plan (Monthly Basis)
See in Appendix 16 spreadsheets showing sequential development, ore production plan and overall mine costs on a monthly and half-yearly basis.

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21.2 ORE PROCESSING AND METALLURGY
21.2.1 — Process Route
Section 21.2.2 of this Report describes the Process Route in detail, while an overall view is portrayed in this item.
The Mineral Processing Route will consist of the following sequence of macro unit operations:
➢	Crushing and Screening;

➢	Grinding & Cycloning,

➢	Gravity Separation, and

➢	Hydrometallurgy — via a Leaching & ADR (Adsorption/Desorption/Recovery) Carbon-in-Pulp (CIP) Process. Recovery will be performed by an Electrowinning (EW) Circuit, after Elution of the loaded carbon.
It is worth noting that the adopted leaching recovery has been 89% (Dawson test: Worst-Case Scenario), while the gravity circuit gold recovery reached 40% (Knelson testwork and modeling plus SENAI pilot plant tests).
A 99% efficiency/lockup factor has been adopted, in connection with Adsorption/Elution/EW, and other downstream and ancillary operations.
(89% — leaching) * (99%) = 88.11%.
The estimated overall gold recovery is: R= (0.40 -— Gravity Circuit) + (1.0 – 0.40) * (0.8811) = 93%.
The total ROM to be produced is estimated to be 2,714,000 t. The LOM is estimated to be 5.1 years: 2008 (275,000 t), 2009 through 2012 (4 x 600,000 tpy = 2,400,000 t), and 2013 (39,000 t).

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Thus, the average mill feed gold content output estimate is approximately 75,120 ounces of gold per year (opy), totaling 383,100 oz Au for the LOM.
The Plant OPEX estimate (US$14.41/t) and CAPEX (estimated at US$16,850,000) are detailed in Sections 21.2.6 and 21.2.7 of this Report, respectively.
21.2.2 — Process Description
21.2.2.1 — Introduction
The Project contemplates an annual cruise mine production of 600,000 t of ROM at an average mill feed grade of 4.39 g/t. The corresponding monthly cruise production will be 50,000 t / month. The Mine will operate 342 days per year (four 63/4-hour shift crews — 30 days / month), thus producing about 1,755 tpd of ROM.
The total ROM to be produced is estimated at nearly 2,714,000 t. The LOM is estimated to be approximately 5.1 years: 2008 (275,000 t), 2009 through 2012 (4 x 600,000 tpy = 2,400,000 t), and 2013 (39,000 t). Thus, the average mill feed gold content output estimate is approximately 75,120 ounces of gold per year (opy), totaling 383,100 oz Au for the LOM.
The Processing Plant will include 4 (four) main industrial units: rushing and Screening; Grinding & Cycloning, Gravity Separation, and Hydrometallurgy — via a Leaching & CIP (“Carbon-in-Pulp”) — ADR (“Adsorption/Desorption/Recovery”) Process. Recovery will be performed by an Electrowinning (EW) Circuit.
The Crushing Plant will operate 365 days per year, using three 8-hour shifts (4 crews – on a 28.5 effective days/month regime). The exclusion of power peak consumption hours (3 hours / day) and crew feeding time (1 hour/shift) leads to 18 hours/day. Taking into account a Utilization Factor (“UF”) of 83% and a General Electromechanical Availability Factor (“GEAF”) of 85%, the Daily Effective Hours will amount to 12.7 hours/day. Since the Crushing Plant will produce 50,000 t/month at 28.5 days/month (1,755 tpd), its nominal,

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throughput will be of about 138 t/h: (1,755 t day) / (12.7 h/day). A Design Capacity of 180 tph has been adopted, for the Crushing Plant, corresponding to a Design Factor of 1.30.
The Grinding Plant and Gravity Separation circuits will operate 365 days/year, with three 8-hour shifts per day (four 8-hour shift crews). A Utilization Factor of 90% and a General Electromechanical Availability Factor of 90% have been adopted. The anticipated annual number of Effective Hours (design) for this section is, therefore, 7,096 (= 365 days/year x 24 h/day x 0.90 x 0.90). The Grinding Plant and Gravity Separation circuit nominal throughput will be about 85 tph (= 600,000 t/year / 7,096 h/year). A Design Capacity of 102 tph was adopted for this section of the process, corresponding to a Design Factor of 1.20.
The Hydrometallurgical route — starting with a Thickener fed with the grinding circuit-closing cyclones overflow, and finishing at the smelting of cathodes into gold bullion (Induction Furnace) - will operate 8,410 hours/year: (365 days / year) x (24 hours/day) x (0.96 — GEAF*UF).
As shown in item 22.2.11 of this section, an Overall Metallurgical Recovery of about 93% is anticipated for the Project, based on the interpretation of the test work carried out by Dawson Laboratories – USA and Knelson Concentrators – Canada).
Consequently, the anticipated Nominal Gold Production Rate will be approximately 8.3 oz Au/h (75,120 opy * 0.93 = 69,860 opy at 8,410 hours/year). The Hydrometallurgical Plant has been sized (Design Capacity) for 10 oz Au/h.
21.2.2.2 — Crushing and Screening Plant
The Crushing and Screening Plant includes a Primary Crusher (Jaw), a Secondary Crusher and a Tertiary Crusher (both of them Cone Crushers). The ROM (Top Size = 500 mm and F80 = 12”) will be heaped in a Surge Pile, from where it will be fed to the Crushing and Screening Plant at a Nominal Rate of 143 tph.

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A dedicated Front End Loader will feed a fixed Grizzly that will scalp the fraction minus 4” fraction (approximately 36 t/h = 25% scalping). The oversize of the Grizzly will feed the Primary Crusher by gravity (“rolling over”). A dedicated Hydraulic Hammer will be breaking lumps of ROM that may come from the mine. The undersize of the Grizzly will feed the same belt conveyor that receives the Primary Crusher product (nominal 107 tph @ 90% minus 4”). The Primary Crusher will be sized for 180 tph and will be operated with its CSS at 3”.
A Magnet and a Metal Detector (in this sequence) will be installed over the belt conveyor that transports the product of the Primary Crusher to a 3-deck screen to be placed before the Secondary Crusher. This screen has the dual function of scalping its feed from minus 3/8” material and of closing the circuit around the Secondary Crusher. The upper deck of the Primary Screen (relief) cuts the feed at 3” and its oversize along with that of the second deck (-3” + 1.5”) jointly feed the Secondary Crusher. The oversize of the second deck can, alternatively, bypass the Secondary Crusher and feed the Tertiary Crusher directly if the circulating load to the Secondary Crusher increases due to an increased hardness of the material, especially in cases where the size distribution of the second deck oversize is shifted towards 1.5”.
The oversize of the third deck (cut at 3/8”) feeds the Tertiary Crusher directly, while its undersize will be added to the undersize from the Secondary and Tertiary screens, to transport the product of the crushing plant (80% under 3/8”) to the Grinding Plant surge bin.
The Secondary Crusher will operate with a CSS in the range of 3/4” to 1 1/4” (depending on the crusher) and its product will feed a double-deck Secondary Screen. The oversize of the upper deck recycles to the Secondary Crusher making up its circulating load.
The middling of the Secondary Screen (-1.5” + 3/8”), along with the oversize from the lower deck of the Primary Screen will feed the Tertiary Crusher. The undersize of the Secondary Screen will be added to the undersize from the Primary and Tertiary Screens to form the final product stream, which will be transported to the Grinding Plant surge bin.

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The Tertiary Crusher will operate with a CSS in the range of 1/4” to 3/8” (depending on the crusher). Its product will feed a double-deck Tertiary Screen: the upper deck will be a relief-only 1”- aperture deck, while the lower deck will be the Tertiary Screen cut-deck (3/8”). The oversize of this screen returns to the Tertiary Crusher (circulating load), while its undersize (-3/8”) joins the undersize of the Primary and Secondary Screens (all minus 3/8” streams) to form the final product stream, which will be transported to the Grinding Plant Surge Bin (24 hours capacity = 2,450 t = 1,350 m3).
21.2.2.3 — Grinding and Classification (Cycloning) Plant
From the plant’s surge bin the crushed ore will be fed (102 tph) – through a variable speed feeder - to the Grinding and Classification Plant’s two (2) equal Ball Mills (spout-feeder, overflow-discharge), operating in parallel (51 tph design capacity each one). An Automatic Sampler and a Dosing Scale will be positioned to operate on this stream. Each ball mill will be a 13.0 ft in diameter and 21 ft long Thune-Kvaerner (NORDBERG) and will be operated at approximately 20 RPM, powered by a 1500 kW Siemens motor.
Mills and motors (used and in good shape) were already purchased and are currently being refurbished. Each mill will operate in closed circuit with a cyclone cluster, sized to cut the solids fraction at 53 μm (270 #; Testwork-determined Optimum Size to the subsequent operations), whose 20 to 25% solids overflow will be fed to a 100-ft diameter thickener.
The underflow of both cyclone clusters will split in such a way that 28% (solids) of the circulating load will feed the Gravity Separation Circuit, while the 72% remaining will be effectively recycled to the mills as circulating load. The rejects from the Gravity Separation Circuit will also be recycled to the Grinding Circuit, thus adding to its circulating load. A used Knelson Concentrator System was purchased: Screen, Concentrator and ACACIA Reactor.
A Particle Size Analyzer (PSM/PSA) will be positioned in the Cyclones overflow stream for online measurement of milled material size (P50 and P80). The PSM/PSA will supply online data for the Grinding and Classification Plant Control System. The two mills and the gravity

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circuit will have Automatic Water Addition Systems. Furthermore, the Mills will be provided with an Automatic Ball Addition System. Thus, a full-blown Ball Charge Control System will be designed and implemented.
The sumps that will feed the cyclones will have variable speed pumps (motors with frequency inverters). The feed streams to the cyclones clusters will have densitometers and flow meters to control the cyclones performance via constant feed mass flow rates. The overflow from the thickener will be collected and conveyed to the grinding section re-circulated water system. The underflow (55% solids by weight) will feed a Pulp Conditioner System that will adjust the pulp to cross the Leaching/CIP circuit at a tight average of 50% solids by weight.
21.2.2.4 — Gravity Separation Circuit
In order to feed the gravity concentration circuit, the underflow from both cyclone clusters will be bled so that about 28% of its mass, totaling 72 tph, will feed the gravity circuit. This flow will feed a Knelson SH-30-1.2M screen intended to scalp any oversize to the –10 mesh fraction, which will feed directly one KC XD-30 Knelson Concentrators yielding a 40% estimated gold recovery (determined via tests and mathematical modeling carried out by Knelson Technology Center, Langley, BC, Canada).
The rejects from the concentrators, along with the +10 mesh fraction from the inclined vibrating screen, along with the remaining 72% from the cyclones underflow will constitute the total circulating load to the mills. The concentrators will have automatic water addition. The concentrates will feed a CS 2000 Consep Acacia Reactor, whose design capacity is 3.2 m3 of leached solution per day.
The Acacia reactor will be fed cyanide solution. The resulting pregnant solution will be fed directly into the Electrowinning Circuit. The total circulating pregnant solution passing through the electro-winning process will give rise to the cathodes loaded with electro-deposited gold. The final product requires periodic cathode acid digestion and further fusion in an

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induction furnace to generate bullion with an 80 percent minimum grade, as described in item 22.2.7 herein.
21.2.2.5 — Thickener and Pulp Conditioning System
The overflow from the cyclone clusters will be collected and gravity-fed to a thickener, through a weir installed under the access passageway to the thickener’s central operating mechanism. About 5 to 10 grams of flocculants (high molecular weight) per tonne of solids will be added to the approximately 100-ft diameter thickener, whose objective is to optimize the pulp’s settling cycle.
The thickener underflow will feed the Leaching/CIP Plant leaching circuit, after conditioning of the pulp for a consistent density through the Leaching/CIP Circuit tightly set around 50% solids (by weight). The recovery and transfer of the underflow pulp from the thickener to the Hydrometallurgical Plant will be performed by variable speed (motors with frequency inverters) pumps: one in operation and one in stand-by mode.
The thickener overflow will be makeup water to be recycled to the Industrial Water Tank.
The Pulp Conditioning System will have a Magnetic Flow Meter (MFM) and a Pulp Densitometer acting upon the speed variation device of the underflow pumps, thus guaranteeing a control over the pulp density to be fed to the Leaching/CIP circuit.
21.2.2.6 — Hydrometallurgical Plant: CIP-ADR Processes
21.2.2.6.1 — Leaching Circuit
After gold gravity separation, the slurry will be fed to the leaching agitated tanks from the pulp conditioner that receives the thickener’s underflow stream. From the pulp density conditioning system, the slurry (already conditioned at 50% solids b/W) will be pumped to the first agitated tank (agitation level 8), out of the five 684 m3 (live) tanks that form the leaching circuit

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(cyanidation). An Automatic Sampler will be positioned on this stream. Lime [Ca(OH)2] will be added to the first tank to increase the pH, a critical factor for leaching to take place at an appropriate kinetics. From the first tank (“Pre-Lime”), the solution overflows to a second tank and so on until the fifth and last tank. In the second tank, the cyanidation process occurs via the addition of sodium cyanide (NaCN).
Lead nitrate [Pb(NO3)2] will also be added to this tank, at a 40 g/t rate, to avoid excessive NaCN consumption that the formation of thiocyanides (SCN) may afford.
Hydrated lime can be added to this tank or the next one for a fine pH tuning. A final pH tuning (if necessary) can be done in the last tank, by dosing additional lime.
The process consumes oxygen at a large scale. Thus, compressed air is injected in all the tanks of the cyanidation circuit through the bottom of the tanks. The leached pulp is pumped to the first tank of the Adsorption Circuit, after having gone through a Linear Screen to remove the wood chips and organic material. Another Automatic Sampler will be positioned on the cyanided pulp discharge stream before the passageway through the Linear Screen. The residence time of the pulp in the cyanidation process is approximately 24 hours.
The chemical equation (Elner’s Equation) that represents the unit operation of leaching (via cyanidation) is 4 Au (s) + 8 (CN)- (aq) + O2 (aq) = 4 [Au(CN)2]- (aq) + 4 (OH)- (aq).
It is then a selective dissolution reaction, via forming strong complexes with gold, at the expense of cyanide ions, in a highly ionizable salt, in a high pH range (10.5 to 11) aerated cyanide solution.
The three critical factors that affect cyanidation are:
– Concentration of the cyanide ions (generally in the range of 0.02 % to 0.10%). The ideal value has to be determined in a case-by-case basis by hydrometallurgical tests, depending on

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the gold’s dissolution kinetics. The magnitude of NaCN consumption is approximately 800 g/t of fed ore.
– pH optimum value (in the range 10 to 11) will be determined during operations. An appropriate pH is fundamental to guarantee the stability of cyanide ions. Relatively low pH values favor the formation of HCN (cyanhydric acid), a very volatile substance, that is fatal if breathed. The Ca(OH)2 consumption is approximately 2000 g/t of ore fed.
– Appropriate supply of oxygen: gold allows being salt-complexed in the presence of cyanide ions only when oxygen is also present. The expected consumption of compressed air per cubic meter of pulp is approximately 0.75 N m3 / h, / (m3 of solution), design factor included. Hence, (5 tanks) * (684 m3/tank) * [(0.75 N m3 / h) / (m3 of solution)] = 2,565 N m3 / h = 1,500 Acfm.
21.2.2.6.2 — Adsorption Circuit
After passing through the first Linear Screen, the leached pulp will be transported to the first agitated Adsorption Tank. The pulp that makes up the undersize of the Activated Carbon Classification Screen is also conducted to the first adsorption tank. A conventional CIP (carbon-in-pulp) puts forward the adsorption of the gold by the activated carbon (new and regenerated) with a size distribution in the range of 8 x16 mesh and a minimum pulp concentration of 20 g/L.
The gold-bearing pulp flows by overflow from the first to the last of the Adsorption Tanks – one five-tank train — after passing through inter-stage 20 mesh Circular Screens. Activated carbon (new and regenerated) is added to the last adsorption tank, where the adsorption process begins. Pulp and carbon are pumped in countercurrent, through the adsorption tanks.
As the process continues, the pulp that flows from the first to the last adsorption tank will become spent since the gold it carries is being adsorbed by the activated carbon. At the same time, the carbon carries more gold as it flows from the last (tank number 10) to the first (tank number 6) adsorption tank.

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Thus, once the adsorption cycle is completed, the loaded carbon (containing approximately 3 kg of gold per tonne of loaded carbon – Au load based on Dawson’s Kinetic Adsorption Tests — is pumped from the bottom of the first adsorption tank to undergo the subsequent operations of Elution and Electrowinning.
The Adsorption Tanks Tailings (102 tph at 50% solids) will be conveyed to a Tailings Pulp Treatment Plant (“TPTP”) and hence to a Cycloning Facility (Backfill Plant), that will split the + 325 mesh material. This material will be fully backfilled to the mine. In some cases, its addition to a mechanical fill waste will be required. The TPTP will be designed to destroy cyanide and reduce arsenic concentrations down to environmentally accepted levels, both in the solid and liquid fractions. Jaguar is currently negotiating with Degussa/CyPlus (Hanau, Germany) the test work to be carried out to support the best process design. At least Inco, Caro’s Acid and Combinox methods shall be considered. It is anticipated that most arsenic precipitates will report to the – 325 mesh fraction of the solids phase.
The minus 325 mesh pulp (cyclones overflow) will be conveyed to the Project’s Tailings Dam. A properly sized pontoon-mounted pump will deliver decanted water from the Tailings Dam to an Effluent Treatment Plant (“ETP”), where further cyanide and arsenic levels reduction in the liquid phase will take place. Finally, the ETP-treated water will be pumped to the Industrial Water Tank.
21.2.2.7 — Elution and Electrowinning
The loaded carbon will be fed to a 28-mesh screen whose undersize is a pulp that will be redirected to the first adsorption tank. The oversize makes up the loaded carbon (approximately 3 kg of gold per tonne of loaded carbon), which, after having passed through an Agitated Storage Tank will feed the Elution Columns. It is foreseen that four Elution Columns working in pairs will be used: two running the stripping process and two being loaded. The estimated carbon load in each column (1.25 m in diameter and 6.25 m high) is approximately 3.3 t. From a Caustic Soda Tank, a NaOH solution at 1% concentration (by weight) and kept at

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95o C is pumped to the Elution Columns, to be gold-stripped. The caustic solution is injected into the Elution Columns from bottom to top. After elution, the pregnant solution will pass through a stainless steel (316L) 28 mesh strainer and will be transported from the top of the Elution Columns to a Pregnant Solution Tank (3m3) situated in the “Strong Room”. The overflow from this Tank will go to the Electrowinning System, which operates with six cathodes and seven anodes, a current of 360 A and a voltage of 3.5 V being used. From the Electrowinning Cells, the solution recycles to the Pregnant Solution Tank (following 48-hour cycles). An Exhaust System will remove vapors (water, hydrogen, oxygen, and ammonia) from the Electrowinning System. Another Central Exhaust System will remove the residual vapors from the entire Strong Room.
The saturated cathodes, made of carbon steel wool, are removed for the Acid Digestion with HCl. After the acid digestion of the cathodes takes place in a 500 liters capacity fiberglass tank, the material is filtered in a 0.5m diameter Buchner Funnel to obtain a “cake”, which after being dried is mixed to a flux load and sent to be melted in an Induction Furnace (Smelter). Bullion with a minimum of 80% Au will be produced by the Smelter.
21.2.2.8 — Acid Washing
The activated carbon load — after having undergone the stripping process in the Elution Columns where the adsorbed gold will be removed by a 1% concentration (by weight) NaOH solution at 95o C — will be conveyed to a surge tank via an ejector directed towards a 28 mesh Circular Vibrating Screen for the removal of fines (undersize). The screen oversize will be conveyed by gravity to a 6 m3 fiberglass Acid Washing Tank. Acid washing is necessary to maintain the maximum loading capacity of the activated carbon since the mineral matrix possesses other cations such as calcium, iron, copper, zinc, lead, etc. that compete with gold in the interstices of the activated carbon. The Acid Washing is completely effected by passing an acid solution of NaCl at 10%, removing the impurities that diminish the capacity of the carbon to adsorb gold, mainly carbonates and basic metals.

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The acid solution of HCl at 10% (by weight) will be prepared in the Acid Washing Tank after the transfer of carbon to this tank by adding water and HCl at 33% by weight. A 10% HCl solution is recycled to the Acid Washing Tank through pumping. It will be injected at the bottom and discharged at the top of the tank by overflow, returning to the pump sump by gravity. The time involved in the acid washing is approximately 16 hours.
Once the acid washing is completed, the acid solution will be conveyed to a Neutralization Tank. The carbon will be neutralized with a 1% (by weight) NaOH solution using a procedure identical to the one used in for the acid solution. The neutralization time will range from 1 to 2 hours, depending on the pH control of the recycled solution. The remaining solution is also drained to the Neutralization Tank. Thereafter the carbon will be washed with water in an open circuit with regard to the Neutralization Tank. This operation lasts approximately two hours. After these stages, the carbon is transferred to a 28 mesh Circular Screen, and can be conveyed either to the thermal regeneration process in a Regenerating Kiln or to the carbon addition circuit in the volumetric control vessel, and hence to the last Adsorption Tank (TQ 10) in the CIP circuit.
21.2.2.9 — Carbon Regeneration Circuit
It is currently envisioned that the required Regenerated Carbon will be purchased from local suppliers.
However, if Jaguar selects a Carbon Regeneration Circuit, the activated carbon will be transferred to a Thermal Regeneration System in a Regeneration Kiln after having undergone acid washing. A complementary thermal regeneration will give rise to volatilization and/or thermal decomposition of organic compounds and the pyrolisis of other compounds. This allows the carbon to regain its original pore structure, thus recovering its original gold adsorption capability.
The envisioned Carbon Regeneration Kiln will have a 200 kg/h carbon regeneration capacity (wet basis) and will be able to operate 24 hours a day, having an electric heating system and

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rotating retort furnace. It is anticipated that carbon will have a residence time of 30 to 40 minutes, being heated gradually until it reaches 600/700o C in a slightly oxidizing (steam atmosphere). The carbon (at 250/350° C) will be discharged into a Water Tank (“Quench” Tank).
The carbon will then be conveyed through an ejector towards a 28 mesh Circular Screen whose oversize makes up the regenerated carbon stream and is conveyed by gravity to the Volumetric Control Vessel and thence to tank number 10 of the CIP adsorption circuit.
21.2.2.10 — Cathode Treatment and Smelter
The cathodes loaded with deposited gold will be periodically removed from the Electrowinning Cells, washed with water to remove the in-excess caustic soda and then subjected to Acid (at 10% by weight).
Digestion in a 500-liter fiberglass tank, for an eight-hour period, will dissolve the steel wool and obtain a gold-rich slime.
The slime, containing more than 80% in gold, will be filtered in a 0.5m in diameter Buchner Funnel, under vacuum, to facilitate the filtration process. The “cake” so obtained will be dried, mixed and homogenized with flux and melted in an Induction Furnace (Smelter) to obtain bullion. The filtered fraction (an acid solution) will be assayed for gold and discarded to the Neutralization Tank.
21.2.2.11 — Overall Gold Recovery
It is worth noting that the adopted leaching recovery has been 89% (Dawson test: Worst-Case Scenario), while the gravity circuit gold recovery reached 45% in the best CAPEX scenario (Knelson testwork and modeling plus SENAI pilot plant tests).

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A 99% efficiency/lockup factor has been adopted, in connection with Adsorption /Elution /EW, and other ancillary downstream operations.
Hence: (89% — leaching) * (99%) = 88.11%.
The estimated overall gold recovery is:
R= (0.40 — Gravity Circuit) + (1.0 – 0.40) * (0.8811) = 93%.
The Metallurgical Plant Process Flow Diagrams (with Mass Balances) are presented in Appendix 17 , while the supporting calculations used to size the pieces of process equipment are shown in Appendix 18.
21.2.2.12 — Process Control Philosophy
General
A Process Control System shall be implemented at Regulatory (“Supervisory”) level, via a conventional PLC system. It will be based on a process control philosophy that will afford the resulting “Supervisory” Process Control System to harbor an Online Optimizing System (Advanced Control System — ACS) in the future, upon which it will sit. The ACS will entail both Expert and AI-based levels, the highest objective-function being throughput. PIMS, LIMS, and MES Corporate Systems are also envisioned to be implemented when appropriate.
The Control Room will be located close to the Hydrometallurgical Plant and will have two computers (one backup) with the following minimum specifications:
Intel Pentium IV 3.5 GHz PC, Microsoft Windows 2003, 80 GB hard drive, 2064 MB RAM Memory.

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The Supervisory System will be based on a SCADA software and PLCs. Said PLCs will be interlinked via industrial- compatible digital communication network. It is envisioned that three (3) dedicated PLCs will be controlling the Crushing and Screening Plant, the Grinding Plant, Thickener and Conditioning System, and the Hydrometallurgical Plant, respectively. The Gravity Circuit will have its Control System provided by the supplier. It would be beneficial to use the same Grinding Plant PLC.
A MMI is also envisioned to serve the following areas: communication with the control system will be established via an OPC (OLE for Process Control) or data interface over Ethernet, communication with the future Plant Information Management System (PIMS), Laboratory Information Management System (LIMS), and MES will be established via an ODBC data interface over Ethernet.
A review of the main process control features is presented below and is meant to represent the Project’s Plant Process Control Philosophy:
Crushing and Screening Plant
A Magnet and a Metal Detector (in this sequence) will be installed over the belt conveyor that transports the product of the Primary Crusher to a 3-deck screen to be placed before the Secondary Crusher.
Grinding and Cycloning Plant
From the Plant surge bin, the crushed ore will be fed (spout feeder) to the Grinding and Classification Plant Primary Mill. An Automatic Sampler and a Dosing Scale will be positioned to operate on the feed stream.
One Particle Size Analyzer (PSM/PSA) will be positioned in the cyclones clusters overflow stream for online measurement of milled material size (P80 control). The PSA will supply online data for the Grinding and Classification Plant Control System. The two mills will have

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Automatic Water and Ball Addition Systems. The Plant Control System will determine the Automatic Systems set-points online.
The sumps that will feed the cyclones will have variable speed pumps (motors with frequency inverters). The feed streams to the cyclones clusters will have densitometers and flow meters to control the cyclones performance via feeding fairly constant mass flow rates.
Gravity Separation Circuit
The Gravity Circuit will have its Control System provided by the supplier. A dedicated Grinding Plant PLC shall be used.
Thickener and Pulp Conditioning System
The Thickener underflow will feed the Hydrometallurgical Plant leaching circuit, after conditioning of the pulp for a consistent density tightly close to 55% solids (by weight). The recovery and transfer of the underflow pulp from the Thickener to the CIP Plant will be performed by variable speed (motors with frequency inverters) pumps: One in operation and one in stand-by. The Control System, based on PLC-determined mass flow rate, will dictate the speed. It is anticipated that a Magnetic Flow Meter (MFM) and a Pulp densitometer will be placed on Thickener underflow stream.
The Thickener underflow will feed the CIP Plant leaching circuit, after the conditioning of the pulp to a consistent density tightly close to 55% solids (by weight). The recovery and transfer of the underflow pulp from the Thickener to the CIP Plant will be performed by variable speed pumps (motors with frequency inverters): One in operation and one in stand-by. The Control System, based on PLC-determined mass flow rate, will dictate the speed. Thus, it is anticipated that a Magnetic Flow Meter (MFM) and a Pulp Densitometer will be placed on the Thickener underflow stream.
Leaching Circuit

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The three critical variables that will be automatically controlled are:
➢	Concentration of the cyanide ions (set-point to be determined in the range of 0.055 % to 0.15%). The set-point will be determined based on the results of hydrometallurgical tests, depending on the gold’s dissolution kinetics. The magnitude of NaCN consumption is around 800 g/t of fed ore.

➢	pH (in the range 10.5 to 11.0). Ca(OH)2 consumption is approximately 2000 g/t of fed ore.

➢	Appropriate supply of oxygen: Gold allows being salt-complexed in the presence of cyanide ions only when oxygen is also present.
No special control feature other than the conventional ones are envisioned at this point for the Stripping, Acid Wash, and Electrowinning circuits.
21.2.3 — Plant Production Plan
The total ROM to be produced is estimated at nearly 2,714,000 t. The LOM is estimated to be approximately 5.1 years: 2008 (275,000 t), 2009 through 2012 (4 x 600,000 tpy = 2,400,000 t), and 2013 (39,000 t). Thus, the average mill feed gold content output estimate is approximately 75,120 ounces of gold per year (opy), totaling 383,100 oz Au for the LOM.
21.2.4 — Plant Personnel
The Metallurgical Plant personnel has been sized based on TechnoMine’s and Jaguar’s experience in similar projects and is presented below.

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Operations	1st crew	2nd crew	3rd crew	4th crew	Subtotal
Equipment Operators	4	6	4	4	18
Lab Technician	1	0	0	0	1
Lab Technician Assistant	2	1	1	0	4
Operators (labor)	8	8	5	3	24
Subtotal 1	15	15	10	7	47
Maintenance	1st crew	2nd crew	3rd crew	4th crew	Subtotal
Supervisor	1	1	1	0	3
Electrician	2	2	1	1	6
Mechanic / Platework	1	1	0	0	2
Mechanic	2	2	1	1	6
Subtotal 2	6	6	3	2	17
Supervision	1st crew	2nd crew	3rd crew	4th crew	Subtotal
Plant Manager	1	0	0	0	1
Process Technician	1	1	0	0	2
Plant Foremen	2	2	1	1	6
Health & Safety Technician	1	1	1	0	3
Administrative Manager	1	0	0	0	1
Administrative Assistant	3	3	0	0	6
Warehouse Supervisor	1	1	0	0	2
Procurement Assistant	1	0	0	0	1
Subtotal 3	11	8	2	1	22

TOTAL	32	29	15	10	86

21.2.5 — Process Equipment List
The list of process equipment is presented below.

				Estimated
No:	EQUIPMENT	Units	CAPACITY / SIZE	Live HP
1	Ore Stockpiling System	1
2	Grizzly	1
3	Primary Jaw Crusher	1	180 t/	100
4	3-Deck Primary Vibrating Screen	1	10 m2	40
5	Secondary Cone Crusher	1		200
6	Vibrating Screens: 3-Deck Secondary (1) & 2-DeckTertiary (2)	3	10 m2 each	120
7	Tertiary Cone Crusher	1		300
8	Belt Conveyors (Crushing & Grinding Plant)	14		350
9	Magnet	1		15

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				Estimated
No:	EQUIPMENT	Units	CAPACITY / SIZE	Live HP
10	Metal Detector	1		10
11	Dust Collecting System	1		80
12	Grinding Plant Surge Bin	1	2450 t = 1350 m3
13	Dosing Scale	2		10
14	Ball Mill	2	13 ft Ø x 21 ft (EGL)	4020
15	Mill Feed Slurry Pumps (2 stand-by)	4	6 “ x 6” x 15”	120
16	Water Pumps (2 stand-by)	4		120
17	Mill/Cyclones Slurry Pumps (3 stand-by)	6	6” x 6“x 15”	240
18	Primary Cyclones (1 stand-by)	3	20”
19	Secondary Cyclones (1 stand –by)	5	15”
20	Thickener	1	Ø = 100 ft	15
21	Pulp Density Conditioning Agitator	1	90 m3	70
22	Slurry Pumps — Leaching Circuit (6 stand-by)	12	5“x4“x14”	300
23	Reagent Addition (Dosing) Pumps (4 stand-by)	8		40
24	Leaching Agitators (Tanks)	5	750 m3	875
25	Leaching Circuit Slurry Pumps (includes the pump from the Pulp Conditioning Agitator to the first Leaching Agitator (5 stand-by)	10		200
26	Adsorption Agitators	5	280 m3	400
27	Tailings Slurry Pumps (circulating load — first agitator — loaded carbon screen (2 stand-by)	4		80
28	Retreat Rotor (carbon) Pumps (3 stand-by)	6		120
29	Carbon Screen	2		20
30	Desorption Columns	4	Ø = 1.25 m H = 6.25 m
31	Acid Wash Tank	1	3,0 m3
32	Reagent Tanks & Pumps	2	2 m3 (HCl + NaOH )	20
33	Dosing Pumps	4		20
34	Linear Screen	2		20
35	Regeneration Kiln	0
36	Carbon Fines Screen (1 stand-by)	2		10
37	Solution Pumps	6		30
38	Electrolysis Cells	2		20
39	Induction Furnace	1		50
40	Sample Preparing Unit	1		20
41	Laboratory	1		50
42	Automatic Samplers	4		40
43	Tailings Treatment (DETOX) Plant	1		200
44	Backfill Plant	1		180
45	Effluent Treatment Plant — 85 m3/h	1	85 m3 / h	150
46	KNELSON Gravity Separation Circuit	1	Screen, XD 30 Concentrator, Acacia Consep 2000 Reactor	80
47	Reagent Storage Tanks (& Pumps)	3	NaCN, Pb(NO3)2, Ca(OH)2	75
	TOTAL Live (INSTALLED) HP ESTIMATE			8,780

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21.2.6 — Plant Equipment Investment (CAPEX)
The total estimated Plant CAPEX is approximately US$ 16,850,000 as shown in Table 21.2.6 below. This figure corresponds to 40% of the estimated initial investment of US$ 42,000,000.
Table 21.2.6: Plant Investment Breakdown

	Up to
Plant Equipment CAPEX	Semester 1	Semester 2	Semester 1	Semester 2	Semester 1	Semester 2	2008
(US$)	- 2005	- 2005	- 2006	- 2006	2007	2006	(Operations)	TOTAL
Metallurgical Plant (Comminution and Hydrometallurgy)	—	—	26,112	1,705,202	1,785,354	2,194,857	—	5,711,525
Plant Control Systems	—	—	—	—	229,561	282,166	—	511,727
DETOX Plant	—	—	—	—	261,000	1,044,000		1,305,000
Backfill Preparation Plant	—	—	—	—	336,450	413,550	—	750,000
Effluent Treatment Plant	—	—	—	—	250,000	899,467	—	1,149,467
Subtotal (Plant Equipment)			26,112	1,705,354	2,862,365	4,834,040		9,427,719
Steel Structure. Platework, Piping, Assembly and Installation	—	—	—	—	3,329,768	4,092,809	—	7,422,577
TOTAL			26,112	1,705,202	6,192,133	8,926,849		16,850,296
Equipment accounts for about US$9,428,000 (55.9%) – all plants included: Metallurgical, DETOX, Backfill, and Effluent Treatment — while Steel Structure. Platework, Piping, Assembly and Installation account for the remaining 44.1% (US$ 7,425,000). This split reflects the option made by Jaguar to purchase used equipment in good shape, whenever possible.
Further details are shown in the corresponding sheets of Appendix 02 – Cash Flow Model and Sensitivity Analysis (Base Case Scenario) spreadsheet.

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21.2.7 — Metallurgy Operating Costs (OPEX)
Table 21.2.7-1 below shows a breakdown of the Plant OPEX estimate, which totaled US$ 14.41 / processed tonne. Power accounts for as much as 42% of this cost, while Chemical & Reagent Consumption corresponds to 17%, and Operations Personnel to about 8%.
Table 21.2.7-1 – Plant OPEX Breakdown
Paciência Gold Project – Santa Isabel Mine
Criteria
US$1.00 = R$2.50
Production: 600,000 tpy (ROM)
Total Burden = 80% on Direct Wages
Spare Parts (OPEX): Yearly Cost = 3% on Plant Equipment CAPEX
Effective Hours/year
Crushing Plant – 4,572
Grinding Plant – 7,096
Hydrometallurgical Plant – 8,322

			Yearly Total
			US$/year	(%)	US$/t
1. Operations Personnel (US$/mo)
Wages		29,728.00
Burden		23,782.40
Benefits		6,378.00

Total		59,888.40	718,660.80	8.31	1.20
2. Power
Avg. Power Draw (kW)		5,708
Hours/year		7,096
kWh/year		40,503,968	3,639,333.67	42.10	6.07
US$/ kWh		0.090 app.
R$/ kWh		0.225 app.
3. Grinding Media Consumption – Ball Mills
Specific Consumption kg of metal/t of ore		0.67
Cost US$/t metal		1,760.00	704,000.00	8.14	1.17
4. Liners Consumption	Sets/yr	Cost/set
4a Crushers	04	57,600.00	230,400.00
4b Ball Mills	02	177,200.00	354,400.00
4c Gravity Circuit	04	60,000.00	240,000.00

Total			824,800.00	9.54	1.37
5. Chemical & Reagents Consumption
	Specific Unit tpy	Consumption value US$/t reagent
5a Cyanide NaCN	480	1,936.40	929,472.00
5b Lead Nitrate Pb(NO3)2	24	7,000.00	168,000.00

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			Yearly Total
			US$/year	(%)	US$/t
5c Hydrogen Peroxide H2O2	150	1,060.00	159,000.00
5d Activated Carbon 8x16 AC	21	2,874.80	60,370.80
5e Lime Ca(OH)2	1,200	80.00	96,000.00
5f Chloridric Acid HCl	81	368.00	29.808.00
5g Flocculant	3	3,000.00	9,000.00
5h Fluxes	0.083		50,000.00

			1,501,650.80	17.37	2.50
6. Utilities
6a Fuel/Oil			20,160
6b Compressed Air			60,480
6c Communication			30,240
6d Process Water			101,600
6e Water Treatment			51,200
6f Potable Water			16,800
6g Lab Materials			50,400

Total			330,880	3.83	0.55
7. DETOX and Effluent Treatment Plants			720,000	8.33	1.20
8. Maintenance		US$/month
8a Personnel
Wages		13,111.00
Burden		10,488.80
Benefits		1,485.00

Total		25,084.80	25,084.80	0.29	0.04
8b General Spare Parts (OPEX)			180,000.00	2.08	0.30

9. Total			8,644,410.07	100.0	14.41

21.3 ANCILLARY BUILDINGS
21.3.1 — Criteria
The Project will be a pivotal MSOL’s logistic unit with regards to all other company units. This strategic decision had a strong influence on the conceptualization of both the Project’s ancillary buildings and the corporate facilities that will support certain services that this unit will provide to all other units within MSOL’s organization.
Project services and facilities, which will also support other Jaguar’s projects are:
➢	Electro-mechanic shop to overhaul underground machines and refurbish small and medium-size equipment

➢	Maintenance planning

➢	Material engineering

➢	Material planning

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➢	EHS – Environment, Health, and Safety Supervision

➢	Mining engineering standards

➢	Metallurgical engineering standards

➢	Procurement: centralized procurement and purchase materials

➢	Corporate equipment: spare equipment for all Jaguar projects
21.3.2 — Description of the Ancillary Buildings
The Ancillary buildings will be located in three different locations:
–	Near the mine site;

–	Near the industrial facilities Area;

–	Explosives magazine.
A General Layout of the Ancillary Buildings Drawing along with the Project’s General Plan, Communition and Hydrometallurgical Areas Plan are presented in Appendix 19 .
21.3.2.1 — Industrial Facilities Area
21.3.2.1.1 — Main Office
The main office will be used by mine and mill management, human resources and procurement. It will have a meeting room and cubicles for 13 employees.
21.3.2.1.2 — Corporate Office
The corporate office will have 23 work stations. It will support the corporate functions in connection with the services described in item 21.3.1.

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21.3.2.1.3 — Cafeteria
The cafeteria will be designed to comfortably seat 48 people. It will comply with Brazilian regulations.
21.3.2.1.4 — Service Buildings and Shops
This facility will include the following units:

- Vehicles washer:	25.5 m2
- Tires repair and stockroom:	39.0 m2
- Oil tank:	20.0 m2
- Painting slot:	78.0 m2
- Machines shop:	244.0 m2
- Maintenance shop:	326.0 m2
- Oil/Water separation tank:	24.0 m2
- Mechanic/electrical/electronic:	210.0 m2
- Maintenance management offices:	210.0 m2
These buildings will be designed to service all mechanical, electrical, electronic and instrumentation maintenance needs for the Project mine and plant equipment, in addition to provide services to all Jaguar projects.
21.3.2.1.5 — Change House
The change house will have the capacity to service 250 employees and will have a locker for each one of them. It will be designed to create a comfortable and clean environment with showers and sanitary facilities. It will be located near the gate house to facilitate employees’ access during shift arrivals and exits.

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21.3.2.1.6 — Gate House
The gate house will include a reception area, waiting room and sanitary facilities.
21.3.2.1.7 — First-Aid Room
This building will provide first-aid services and will be located near the gate house and the ambulance parking slot.
21.3.2.1.8 — Warehouse
The warehouse will be located near the maintenance shop with of 170.0 m2 in an area that would allow for expansion.
21.3.2.1.9 — Flashlights House
This building will be designed to support 160 flashlights. It will be built next to the change room to facilitate employees’ access before and after shifts.
21.3.2.1.10 — Training Room
The construction of a building dedicated to operating personnel training is envisioned. It will include two rooms that may be combined to form and auditorium for up to 60 people.
21.3.2.1.11 — Parking Lot Areas
Three parking lots are planned:
➢	Employee parking lot to accommodate up to 12 cars and two buses or 18 cars

➢	Visitor parking lot to accommodate up 4 cars

➢	Truck and bus parking near the change house

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➢	Main entrance to allow access to the offices, warehouse, and maintenance shop
21.3.2.1.12 — Explosives Magazines (Explosives and Accessories)
These storerooms will be designed in compliance with the technical standards set forth by the Ministry of the Army and will be located far away from operations and administrative areas. Two magazines will be built; one for explosives one for storage.
21.3.3 — Buildings Located at the Industrial Facilities Area
21.3.3.1 — Plant Office and Spectrophotometry Laboratory
This office will support plant management team and will include eight work stations and a laboratory to support process control analysis.
21.3.3.2 — Plant Compressors House
A 71.8 m2 building will accommodate the compressed air equipment close to the leaching plant.
21.4 ENVIRONMENTAL CONSIDERATIONS
21.4.1 — Environmental Permits, including Operation License Requirements in Brazil
A company that intends to implement a mining project in the Brazil must first apply for the Previous License – LP. The licensing process in the State of Minas Gerais, Brazil is an integrated one. Whenever an application is filled out all pertinent information about the project owner, as well as about deforestation and use of water must be disclosed. The licenses are decided by COPAM - State Environmental Policy Council, after analyses by FEAM — State Environmental Foundation, IEF – State Forest Institute, and IGAM – State Water Management Institute.

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To be awarded a LP, the project owner must fill out the application and present an EIA/RIMA (Environmental Impact Study) and RIMA (Environmental Impact Report) that will be analyzed by FEAM. In some cases, when the area has already been impacted or the use of soil has already been modified, the agency can allow that only the submittal of a specific Report (Environmental Control Report) be made. This is typically done during the Feasibility Study stage.
After the analysis by FEAM, COPAM will make a decision regarding the award of the license. After having secured a Previous License, the subject company will apply for the Implementation License – LI, whose award will allow the completion of important works in the area, such as the erection of the mineral processing plant, construction of the tailings dam, opening of accesses, development of the underground mine, installation of the infrastructure, preparation of the waste dump area, etc. The LI’s application is typically done during the detailed engineering phase and its award is mandatory for construction and field erection purposes and the company. As required in the application form, the company must submit a PCA (Environmental Control Plan), where plans, control issues, and projects to minimize the impacts that will be caused by the project are addressed. As in the case of the Previous License, the Plan is analyzed by FEAM, and the award is granted by COPAM.
After the implementation of the aforementioned project works and provided that all environmental requirements are met, the company will apply for the Operation License – LO.
After filing for an LO the project is allowed to start operations base on a Provisional Operation License, which is issued 10 (ten days) after the filing date, as established in the state of Minas Gerais Decree Nº 44.309/06, dated June 5, 2006.

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21.4.2 — Environmental Plans and Studies Review
Applications for mining concessions must include an independently prepared environmental plan that must address water treatment, soil erosion, air quality control, revegetation, reforestation (where necessary), and reclamation.
During the environmental licensing process it is necessary to present studies which contemplate environmental diagnosis, predicted impacts that may happen during the implementation, operation of the mine, as well as mitigation and compensatory measures to the referred impacts. In addition, the studies must address the necessary actions to the rehabilitation of the degraded areas, the mine closure, etc.
During the Previous License Process the EIA/RIMA or the RCA must be presented, depending on how much modification the area will be subjected to. Those studies aim at supporting experts to assess the environmental feasibility of the project. They present the environmental diagnosis of the area, taking into account physical, biological, and anthropological ecosystems, as well as the foreseen impacts and their mitigation and compensatory measures.
During the Implementation License phase, PCA is submitted. The PCA contains the detailed projects and designs related to the environmental control and compensatory measures. In addition, the PRAD – Degraded Areas Recovery Plan is also presented. PRAD essentially addresses the topographic regularization design, drainage control, and future utilization of the area after the project’s closure. During this phase, reports related to compliance with requirements posed during the Previous Licensing process must be presented.
During the phase of obtaining the LO, the verification of compliance of all projects proposed in the PCA, along with compliance of compensatory measures and requirements posed by the previous licensing stages is carried out. The LO is valid for a minimum of 4 years and a maximum of 8 years. Upon expiration of an LO, the project owner/operator must renew it. Submittal of a RADA – Environmental Performance Assessment Report is required. The RADA is legally and technically analyzed before the LO renewal can be granted.

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It is worth noting that the environmental licensing process is dynamic and can be reviewed or reassessed during the validity term of the licenses, provided that supporting technical reasons for modifications exist and that the changes do not aggravate the environmental conditions of the subject area.

21.4.3 —	Mining Concessions and Exploration Permits Review: Interfaces with Environmental Permitting
In Brazil, mining activity requires the grant of concessions from the DNPM, an agency of the Brazilian federal government responsible for controlling and applying the Brazilian Mining Code and requires an agreement with the landowner. These government permits consist essentially of exploration awards, exploration licenses, and mining concessions. They are referred henceforward in the text under the term “permits”. It is worth noting that “exploration” in Portuguese includes both prospecting and “target technical and economic evaluation” (in general referred to as exploration in Canada and the U.S.). Typically, the area covered by concessions is up to 10,000 hectares for the Amazon region and 2,000 hectares for the rest of the country, but may be smaller in area depending upon the region where the concession is situated.
An application for prospecting/exploration must be supported by a location map, exploration plan and motivation report and must comply with certain other requirements. All documentation must be prepared by or under the responsibility of an authorized professional such as a geologist or mining engineer.
Provided the area of interest is not already covered by a pre-existing application or exploration permit and that all requirements are met, the DNPM would normally grant the permit on a priority of application basis. Applications are sequentially numbered and dated on filing with the DNPM. However, this is not a rule or a regulation any longer. Applications for exploration permits in important areas will be treated as technical bids. Fundamentally, the holder of an exploration permit must carry out the work necessary to determine the existence and extent of a

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mineral deposit and to assess its exploitability (or mineability) in economical and technical terms. This work must be carried out within the geographical area covered by the exploration permit, pursuant to an exploration plan that the applicant must present to the authorities upon filing the application for the exploration permit. A properly filed and stamped application for an exploration permit establishes the presumption that the applicant has a priority over the area covered by the application for the time period in which the application is subject to review by the competent authorities. However, as previously reported herein, applications for exploration permits in important areas/projects will be treated as technical bids.
Exploration permits are granted for a period of two or three years, which may be extended for an additional period (usually for two or three more years, upon application to the DNPM and presentation of technical justification). Exploration work must begin within 60 days of the issuance of the permit and must not be suspended for more than three consecutive months or 120 non-consecutive days. The DNPM does not have the legal power to terminate the license, unless obligations are not fulfilled during the implementation of the Exploration Plan or legal requirements are not respected.
It is the DNPM’s responsibility to supervise all mineral (exploration/mining) activities in Brazil, but above all, the DNPM is interested in encouraging mining development in the country. A permit that is terminated may be reapplied for. The DNPM must also be advised of any changes to exploration plans, including interruption of work. Upon completion of exploration, a final report must also be filed stating geological findings and an assessment of the economic feasibility of the area. The DNPM has the right to inspect the area to validate the report before accepting it. New licenses will not be issued if a final exploration report is not filed.
Upon completion of the exploration work, the holder of the exploration permit must produce a Final Exploration Report and a Mining Plan (in essence, the two reports may be seen as a Feasibility Study) for review by the authorities. Mining Concessions may only be obtained by corporations. A corporation normally has one year from receipt of the DNPM’s approval of the exploration report to apply for the mining concession for the intended area. The application

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must include a mining plan and an economic feasibility analysis, which in either case may be prepared by the applicant. The DNPM may request additional information.
If the Final Exploration Report and Mining Plan Report are approved, there are no reasons of public interest dictating otherwise, and the owner presents to DNPM the proper Implementation License (LI) issued by the environmental agency, the authorities will issue a Mining Concession consistent with the final exploration report and mining plan. After the concession is published in the official gazette, the mining company has ninety days to request the possession of the mineral lode or deposit to be mined and six months to start the preparatory work contemplated in the mining plan. This term can be extended for another six months, once or more, provided there are reasons, such as market restrictions, acts of God, etc. that justify such extensions. Once mining has started, it may not be interrupted for any period longer than six consecutive months, unless for the reasons cited above; otherwise, the concession may be revoked.
The mining company is also required to file with the DNPM, annually, detailed statistical reports on the mine’s performance. Mining concessions are not limited in time and will remain valid until full depletion of the mineral deposit. Mining concessions can be transferred between parties qualified to hold them. The Brazilian Federal Constitution states that a transfer of a mining concession requires authorization from the competent governmental authority. Once a mining concession is granted, the mining company is required to obtain an operating permit (LO) issued by the environmental agency for each mine that will be operated. The operating permit is renewed from every 4 to 8 years, depending on how complex the project is at the discretion of the environmental agency. Mining operations may not start prior to the issuance of the LO.
As previously stated herein the obligations to retain any mining property include the preparation and submittal to DNPM of a detailed Annual Operations Report. In addition, mine and plant must be operated as per the approved operations plan and per the generally accepted good engineering practice standards. Furthermore, operations must comply with safety and environmental legislation. Expiration date of claims, licenses, and other tenure rights –

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according to the Brazilian Mining Law — coincide with the termination of the mining operations and legally required post-operations activities (e.g., mine closure), provided all Annual Reports have been approved by the DNPM.
The mineral rights are distinct from the surface ownership and rights. The property’s surface rights (including ownership) generally belong to a Third Party (“Mine Landowner”), to whom – in the case of gold mining operations — a rent and royalty of 0.5% on Net Revenue is due monthly, during the project’s life, starting with the first gold sale.
During exploration, the landowner has also the right to receive income for occupation and indemnity for surface usage. If there is no amicable agreement between the parties in regards to surface occupation and usage during exploration, the courts will assign an expert to evaluate damages and calculate the amount of the indemnity. The maximum amount of indemnity cannot exceed the market value of the used area.
21.4.4 — Past Situation
The first exploration work was carried out by AngloGold Ashanti from 1981 to 1987, when Unigeo Geologia e Mineração Ltda. took responsibility for exploration of the area and performed exploration activities such as general geology, surface drilling, and development of drifts. In order accomplish the aforementioned the following works can be found in the area:
–	Access Ramp with an extension of 386 m and a slope of 12%;

–	Two Drifts, one of them trending SE with an extension of 500 m and another trending NE with an extension of 400 m;

–	Six Cross Cuts for equipment maneuvering and sixteen (16) drilling areas totaling 181 m of development work.

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MSOL holds Mineral Right DNPM 830.375/79 to the property. The company applied for the Mining Concession last year. Since it is required that the Implementation License (LI) be submitted in order for the authorities to issue a Mining Concession, it is anticipated that the Mining Concession Award will take place short after LI submittal.
21.4.5 — Current Environmental Permitting Situation
On 01/24/2005, MSOL applied for the LP related to the Project. The LP was awarded to MSOL on July 27, 2006. The environmental study submitted along with the LP application was an EIA/RIMA – as defined in item 21.4.1. Santa Isabel Mine’s EIA/RIMA is filed at Jaguar’s office in Belo Horizonte.
On 12/26/2006, Jaguar submitted an application for the LI. The environmental study submitted along with the LI application was an RCA, whose approval will allow the completion of important works that need to be constructed in the area, such as the erection of the Mineral Processing Plant, construction of the Tailings Dam, opening of Accesses, development of the Underground Mine, installation of the Infrastructure (power and water supply systems, roads, etc.), preparation of the Waste Dump Area.
The Paciência Project LI’s Award is expected to be granted early in the second quarter of 2007.
After installation of the aforementioned project works and provided that all environmental requirements are met, Jaguar will apply for the LO. After the LO application is submitted, operations can start under a Provisional Operation License, which is issued 10 (ten days) after the filing date, as established in the state of Minas Gerais Decree Nº 44.309/06, dated June 5, 2006.
21.4.6 — Environmental Aspects
As previously mentioned herein, the Project will entail an area of approximately 25 ha. The Project comprises the following units:

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–	Underground Mine;

–	Waste pile;

–	Ancillary buildings: offices, change house, cafeteria, etc;

–	Crushing, Grinding, Gravity Separation, and Hydrometallurgical Plant – ADR — CIP Process;

–	Backfill Plant;

–	Tailing Dam;

–	Rainfall drainage management systems.
The most important environmental-related aspects of the Project are summarized below:
The underground mine is being developed aiming at utilizing the cut and fill method, which proved to be appropriate. After each panel is mined out, it will be backfilled with the Tailings oversize (+ 200 #) to be produced in a Backfill Plant, aiming at an overall increase of the rock stability, in addition to an increased mining recovery.
In environmental terms, this underground method is a favorable one, since the panels backfilling will reduce disposal areas for both tailings and waste.
The Waste Pile will be constructed to accommodate part of the waste that will not be used in the backfilling process. The Mineral Processing Plant will be located in a strategic area, upstream the Tailings Dam, hence affording better conditions for environmental control, chiefly regarding any occasional leakage of liquid effluents from the plant.
The Tailings Dam was conceptualized as a conventional one. The environmental control systems are based on the internal area of the dam being waterproof and on the fact that there won’t be any effluent from the dam.
A drainage system will be implemented for all project’s areas (mine, piles, dam, plant, etc.), including the construction of solids contention sumps.

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Potable water will be supplied from the local utility supplier. A water system whose suction station will be implemented at the “Rio das Velhas” river will supply industrial water.
A compensatory measure is required for this project. This issue will be discussed with de Environmental Agency during the licensing process.
21.4.7 — Closure Plan and CAPEX / OPEX Estimates
The actions and steps for the environmental reclamation of the areas impacted by the mining activity will be adopted as soon as the LI is awarded and will proceed until the mine is exhausted.
The recovery of the surface areas will entail the following stages:
–	Removal and stockpiling the fertile soil layer;

–	Revegetation of the impacted areas, mainly those in connection with ultimate slopes;

–	Rehabilitation of drainage ditches, contention sumps, contention dykes, tailing dam, and the like;

–	Spontaneous succession and creation of niches in the areas in rehabilitation.
The following actions are foreseen to be accomplished with regard to the underground mine:
–	Neutralization of the tailing’s cyanide and removal of arsenic (if necessary) before the backfill production by a cycloning operation;

–	Gradual refill of the exhausted panels with backfill;

–	Obstruction of the 50 initial meters of the ramp with waste, to be stockpiled near the entrance to the mine;

–	A cut will be executed in the entrance to the mine at an inclination of 35º, with the objective of filling out, with the removed material, the slope accomplished during the development of the mine entry, in such a way as to totally obstruct it. This cut and the fill will be revegetated as above specified;

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–	The entrances to the ventilation and emergency raises will be constructed with reinforced concrete walls, to be built at 10 m of depth. These 10 m will be filled out with waste material to be stocked for this purpose. The related surface areas will be revegetated.
The total (nondiscounted) estimated Environmental CAPEX amounts to US$ 685,939, out of which the Closure CAPEX estimate is US$ 254,468 (37.1%), according to the breakdown presented below (unit = US$):

Licensing:		339,256
Revegetation:		109,216
Monitoring:		166,073
General Costs:		17,614

Sub-Total:		632,159
Contingencies:		53,780

TOTAL:	US$	685,939
Closure CAPEX covers a period of four and a half years (4.5) years after operations shutdown.
The above CAPEX estimate doesn’t include costs with complementary information that may be required by the Environmental Agency or costs in connection with additional environmental requirements that may still be made during the licensing process. The estimate does not entail any archaeological program that may be defined after completion of the phase of archaeological prospecting currently underway.
The total (nondiscounted) estimated Environmental OPEX reaches US$ 410,263.

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21.4.8 — Socioeconomic Considerations
The Project is located in Itabirito municipality, near the small town Morro de São Vicente, where the area of influence in terms of socioeconomic impact is most noticeable. Most of Itabirito’s economy is industry based, led by the mineral sector.
Morro de São Vicente is a hamlet, located northeast of the Project area, which was formed in the mid 1800’s. Along the main street are houses with large yards, used for recreation, orchards, and vegetable gardens. Only 5 families live there currently, most of their members being custodians of the properties. There is one restaurant in the hamlet.
There aren’t any stores and markets in Morro de São Vicente, nor health and education facilities. The residents need to go to Acuruí or even to Itabirito to go to school or for medical assistance. The municipality provides transportation for the kids to go to school in Acuruí or Itabirito.
Morro de São Vicente’s community is water-supplied from a nascent water place located at the site, without any treatment and power-supplied by the state-run utilities company CEMIG. It does not posses any sanitation sewage system. Old fashioned farm-like sanitation holes/ditches — typically built in the backyards — are used. No additional public service is available to the Morro de São Vicente residents.
As a result of the proximity of the Project to Morro de São Vicente, an increase of local vehicle traffic, along with augmented dust generation, gas emissions, and noise are anticipated during the implementation phase of the project. It is important to stress, however, that the area where the Project’s plant and tailings dam will be located – where most material handling and employees circulation will take place – is located downstream Morro de São Vicente, which translates into lesser impacts. The required measures for the mitigation of these impacts are described in the project’s EIA/RIMA. A compensatory measure made by Jaguar in agreement with the municipality was to build a road to access the community without passing through the mine, thus minimizing impacts on the community.

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During the operation stage it is envisioned that increased vehicle traffic will continue to impart augmented gas, dust, and noise emissions, although the heavy traffic will be only internal. Implementation of a tree belt, continuous sprinkling of the mine-plant road, and high equipment maintenance standards have been recommended, as described in detail in the EIA/RIMA. With regard to the water availability to the Morro de São Vicente community, no impact to the well flow rate is anticipated. However, both water flow rate and quality will be monitored and all necessary steps will be taken by Jaguar to avoid any water supply deficit to the population.
Changes to the soil utilization and landscape also imply modifications to the community with regard to the place where they live.
Notwithstanding the fact that negative socioeconomic impacts may occur, the positive impacts, both during the implementation and operation phases must also be taken into account. These positive impacts are related to local manpower hiring whenever the technical requirements are met, along with direct family revenue increase due to employment by Jaguar and by local subcontractors. In addition, taxes collected by the municipality of Itabirito will significantly increase.
21.4.9 — Discharge Water Quality, Discharge Limits and Monitoring Program
The Project will generate liquid effluents at two points: in the ADR Process Plant and in the Underground Mine.
In the ADR process, the overflow of the last adsorption tank will be conducted to a battery of cyclones. The underflow (+ 325 mesh) will be utilized as backfill to the Underground Mine, while the overflow (- 325 mesh) will be directed to the Tailings Dam. Since the tailings originate from sulfide ore and the process utilizes cyanide, the Dam will be waterproof to minimize any environmental risks. It should be noted that no effluent will be discharged from the Dam and that the tailings liquid phase will be treated – as well as the solids phase — in a

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Tailings Pulp Treatment Plant (“TPTP”) to be placed at a convenient location between the Adsorption Circuit and the Backfill Plant.
The TPTP will essentially treat the 50%- solids (b/W) tailings pulp, whose cyanide and arsenic content estimates will be – according to lab tests carried out by the Lakefield-Geosol Laboratory – 21ppm e 74 ppm, respectively. The treatment will consist of hydrogen peroxide (H2O2) and Fe (2) penta-hydrated sulfate (FeSO4.7 H2O) addition. The tailings solids fraction P80 will be 270 mesh and P100 = 100 mesh.
The tailings pulp will be directed to a Tank where a 1% hydrogen peroxide (H2O2) solution will be added, aiming at to oxide cyanide under a 2-h residence time. The cyanide-“free” pulp will then be pumped from the Tank to a train of four (4) agitated tanks (Agitators) where the arsenic removal will take place. Air Compressed injection into the tanks will provide the required oxygen for the next chemical unit operation. 5:1 A FeSO4 solution will be added into the Agitators at a 5:1 Fe: As ratio. The estimated residence time of the pulp in the Agitators is 5 (five) hours. It is envisioned, based on information provided by similar operations in the area that the precipitated arsenic will report to the — 325 mesh solids fraction.
The TPTP-treated pulp (50% solids by weight) will then be pumped to the Backfill Plant, which will consist of a multi-stage cycloning circuit cutting the diluted 33% solids (by weight) feed pulp solids fraction at 325 mesh.
The cycloning operation underflow stream (+ 325 mesh, about 65% to 72% solids by weight) will be discharged in the Backfill Plant and thence conveyed to the Mine area. The Backfill or the Backfill/Waste Blend will be filled into the mine cuts.
The cycloning operation overflow stream (- 325 mesh, about 20% to 30% solids by weight) containing precipitated arsenic will be conveyed and discharged into a geomembrane-protected Tailings Dam. A properly sized small pontoon will harbor the Tailings Dam Water Pumping System that will pump water from the Dam to an Effluent Treatment Plant (ETP), where any

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arsenic residue that may still exist will be removed. From the ETP the water will be transported to the Process Water Tank.
The unit operation that will be carried out at the ETP will consist of a new penta-hydrated sulfate (FeSO4.7H2O) addition that will precipitate any arsenic residue that may still exist in the Tailings water. After a filtration process an arsenic sludge will be generated. The sludge will be disposed into special ditches, duly protected by a protection sealing process. Said ditches shall be designed and constructed in compliance with the Brazilian ABNT NBR 12235 Code, which addresses dangerous solid residues storage.
With regards to the tailings liquid phase, the TPTP has the purpose of neutralizing the CN and of removing heavy metals and arsenic (if present beyond legally established levels), thus guaranteeing that the effluents discharged will be within the sanctioned parameters and that the water will have the characteristics required by the process to be reused. The other effluent to be generated in the Project will be the water to be pumped from the Underground Mine. It will possibly only require a physical treatment for the decantation of solids in suspension and separation of oil-related residues. After this treatment the effluent is expected to be within the standards established by the pertinent legislation and could be discarded through the natural drainage.
With respect to the legal requirements, the discharge of effluents shall comply with the parameters and requirements established by the CONAMA, which are defined according to a classification of the terrain receiving said effluents.
The region in which the mining operation is inserted is located in the so-called “Hydraulic Resources Planning and Management Unit for the San Francisco Basin”, specifically in the sub-basin SF5 of the Rio das Velha, a micro-basin of the “Córrego do Lobo” creek. According to COPAM, the zone in which the operation will take place has not been defined yet, being therefore classified as Class 2, in compliance with item C — Chapter 11 of the aforementioned Deliberation.

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The Project’s EIA/RIMA presents a monitoring program proposal for the Project (pages 79-82). This program contemplates 5 points: 4 surface points and 1 related to underground water. Execution of monthly sampling campaigns to analyze parameters as listed below is anticipated.
Surface sampling
Total acidity, total alkaline level, conductivity, pH, color, turbidity, chlorides, sulfate, sulfides ,total and dissolved arsenic, total and dissolved cadmium, total and dissolve copper total and dissolved chrome, hexavalent chrome, total and soluble iron, total and dissolved manganese, total fecal coli, fecal streptococci, total cyanide, total phosphate, ammoniac nitrogen, dissolved solids, total solids, total solids in suspension, sediments, oils and grease, biochemical demand of oxygen – DBO, dissolved oxygen.
Underground sampling
Conductivity, pH, color, hexavalent chrome, chlorides, nitrates, total dissolved solids, total solids in suspension, sulfate, sulfides, silica, soluble arsenic, soluble cadmium, soluble calcium, soluble lead, soluble cobalt, soluble copper, soluble chrome, soluble iron, soluble manganese, soluble magnesium, soluble nickel, soluble potassium, soluble sodium, soluble zinc, bicarbonates, sulfur.
21.4.10 — Description of the ARD Potential Assessment Program
21.4.10.1 — Control Plan for the Acid Water Generation Potential
In order to control and monitor the Acid Water Generation Potential at the Santa Isabel Mine, a plan will be established to monitor the potential hazard of acid water. This plan will be submitted to FEAM in the PCA and will follow the procedures already in practice by Jaguar.
The plan will encompass the monitoring and controlling the Acid Drainage Potential, through the implementation of the activities included in the following phases:

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•	Investigation and sampling
➢	Geological mapping of the ongoing excavations
All the development excavations will be systematically mapped. Lithology and structural aspects of the mineralized zones will be tracked. It is worth noting that all the mineralization will be mapped, including sulfide rocks.
➢	Chemical and mineral analyses
Whenever weathered areas are encountered during the excavations, the material generated will be sampled in a 40-m distance pattern for each sample, or when the geological mapping identifies sulfide-bearing rocks. All the samples will be taken to the lab for mineral and chemical analyses. The pattern can be modified if required.
➢	Static Tests
Based on the results of the aforementioned analyses and on the identification of the range where the sulfide-bearing rocks occur, a Static Test will be established in order to define the Acid Water Generation Potential.
➢	Kinetic Tests
In addition and based on the Static Tests results, areas that may show the potential for acid water will undergo kinetic tests.

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•	Actions
All the waste material generated from the areas showing acid water potential will be placed in a controlled stockpile. Ore will be sent to the plant. In order to implement this procedure, a controlled stockpile will be designed and its location will be previously prepared. The ground will be sealed in order to dispose the material, and after disposal, a 1-m thick clay layer will be placed on the pile.
•	Reports to FEAM
Quarterly reports will be sent to FEAM describing the results achieved from the established procedures.
Tests related to Acid Water Generation Potential of the Santa Isabel Mine will be carried out by UFMG – Federal University of the Minas Gerais State – Institutos do Milênio – Água (Millenium Institute – Water), coordinated by Professor Virgínia Ciminelli.
The test work follows the Modified Acid Base Accounting – ABA (MABA) method. This methodology was originally proposed by Lawrence and Wang (1997) and Sobek et al (1978) and modified by Price (1997). The foregoing ABA / MABA tests will be executed as described below.
In the MABA tests, the acidity potential is calculated from the drift of Sulphur Sulfide of the sample, supposing the sulfur sulfide is completely transformed into sulfate and that four (4) moles of H+ by mol of pyrite are produced. The neutralization potential (NP) consists of the quantity of chloritic acid that must be added until the sample reaches a certain pH range. The non-consumed acid in the sample is then neutralized with a base until a pH of 8.3 is reached. The difference between the added number of moles of acid and of the neutralizing base (AP) is the value of the neutralization potential of the sample. The AP and NP results are typically expressed as equivalent quantities of calcium carbonate, assuming that calcite is the main acid

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consuming mineral. The net neutralization potential (NNP) in equivalent tonnes of CaCO3 per 1000 t of material is: NNP = NP – AP
In a first analysis, a negative NNP value indicates that the sample is a potential acid generator.
The MABA test entails two different analyses: A determination of the neutralization potential (NP) and the calculation of the acidification potential (AP) of the sample. The difference between these two values is the net neutralization potential (NNP) that is used to categorize the sample as potentially consuming or producing acid.
The most important controversy in connection with the determination of the NNP is related to the calculation of the neutralization potential by the diverse methods proposed in the literature. These involve the acid “attack” to the sample followed by the determination of residual acid, i.e., acid that is not consumed by the neutralizing constituents of the sample. Upon variation of the acidity (more or less severe), different constituents of the sample may be mobilized, thus giving rise to discussions with respect to the lab conditions that best represent the field conditions.
The Sobek modified method (MABA) is considered a reasonable approximation of the field conditions, because it adopts relatively soft conditions (ambient temperature) for the acid “attack.”
The original ABA method (Acid Base Accounting, proposed by Sobek et al, 1978), that utilizes more severe conditions for the acid “attack” (lower pH and higher temperatures) overestimates, in principle, the neutralization potential of the sample, since it favors the dissolution of a series of silicates. A second difference between the two methods resides in the utilization of the concentration of sulfur sulfide, in MABA, and the total sulfur concentration in ABA. In this case the utilization of sulfur sulfide is also considered to be more adequate, since it eliminates the sulfur in the form of soluble sulfate and for this reason, it will not contribute to the acidity formation.

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In general, a positive NNP value indicates that the sample consumes acid. Values < -20 kg of CaCO3/t of material indicate that the sample is potentially an acid generator. In a range between 20 kg of CaCO3/t and -20 kg of CaCO3/t, known as “grey zone or of uncertainty”, the samples can be acid generators. In this case, other prediction methods have to be utilized for a better characterization of the sample. The aforementioned limits were obtained from literature and can vary according to the experience of different authors.
Another criterion for the evaluation of the NP and AP results is the ratio between the neutralization potential and the acidity potential, referred to as the neutralization potential ratio (NPR). According to this parameter, an NPR less than 1 implies a potentially acid generating sample. An NPR value between 1 and 4 is classified as belonging to the “grey or uncertain zone” with respect to the acid generation potential of the sample.
Since the potential of acid mine generation in the Paciência site is not known thus far, a monitoring program has been proposed, whose main activities encompass:
•	Sampling of the material left in the galleries and panels and from de waste pile will be taken from each 40 meters developed and dynamic tests will be made.

•	If it’s necessary, kinetic tests will also be made.
This monitoring will allow the control of the underground excavations and waste pile. Along with this program, the monitoring of the Córrego Paciência River, located in the area of direct influence of the Project, will be carried out.
21.4.11 — Review of Equator Principles Application (EPA)
The “EQUATOR PRINCIPLES”, executed on June 4th 2003, is an industry approach for financial institutions in determining, assessing, and managing environmental and social risk for project financing purposes.

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A project classified as Category A is likely to have significant adverse environmental impacts that are sensitive, diverse, or unprecedented.
“Potential impact is considered sensitive if it may be irreversible (e.g., leading to loss of major natural habitat) or affect vulnerable groups or ethnic minorities, involve involuntary displacement or resettlement, or affect significant cultural heritage sites. These impacts may affect an area broader than the sites or facilities subject to the physical workings. EPA for a Category A project examines the project’s potential negative and positive environmental impacts, compares them with feasible alternatives (including, the “without project” situation), and recommends any measures needed to prevent, minimize, mitigate, or compensate for adverse impacts and improve environmental performance. Full environmental assessment is required ,typically an EIA.”
Mining activities, including underground mining and wet ore treatment, require environmental licensing according to the “Normative Decision” 74/2004. All the licensing process must be accomplished in compliance with the applicable municipal, state and federal Laws, Codes, and Regulations. The environmental authorities requested the preparation of an RCA for the Paciência Project to subsidize the analysis of the main impacts and the necessary mitigating and compensatory measures.
The EIA/RIMA included an environmental diagnostic. Based on this diagnostic, the impacts related to the operation and implantation of the operation were defined, taking into account the physical, biotic and anthropic environment.
The EIA/RIMA considered the optimization of the utilization of natural resources, the utilization of chemical products, and the management of solid and hydraulic resources, among other issues.
In regards to hygiene, safety and health at work, as well as fire prevention, the adopted criteria have been those dictated by the Regulating Code for Health and Safety at Work NR 22 – Occupational Safety and Health in Mining (Work and Employment Secretariat).

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21.5 EPC SCHEDULE
A Bar Chart Diagram including the logical precedence arrangement of the various implementation activities – engineering, procurement, and construction — is shown in Appendix 21.
It is a self-explanatory document. Therefore, it can also be seen as a summary of the Project Implementation Plan. It is important to note that the various engineering activities are listed in the three major items of the schedule: Prefeasibility Study, Feasibility Study and Basic Project, and Detailed Engineering.
The Project EPC Schedule was developed taking into account the expected date of award of the LI. The duration of the activities were estimated based on Jaguar’s and TechnoMine’s staff experience with engineering, procurement, and construction conditions for similar projects in the region.
21.6 CAPITAL COST ESTIMATE
The capital cost estimate is US$44 million as follows:

Initial investment (pre-operational):	US$42 million
Hauling up the tailings dam (2009):	US$1.5 million
Stay-in-business:	US$0.5 million
21.6.1 — Initial Investments
The table below shows a breakdown of the pre-operation investment.

	Up to						Semester 1
	Semester 1	Semester 2	Semester 1	Semester 2	Semester 1	Semester 2	2008
CAPEX ITEMS	2005	-2005	2006	2006	2007	2007	(Operation)	TOTAL
Surveys	5,768	374	1,104	43,384	11,364	—	—	61,994
Drilling and Analyses	427,895	162,519	64,225	840,936	68,182	—	—	1,563,757

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	Up to						Semester 1
	Semester 1	Semester 2	Semester 1	Semester 2	Semester 1	Semester 2	2008
CAPEX ITEMS	2005	-2005	2006	2006	2007	2007	(Operation)	TOTAL
Mineral Rights and Land Purchase	731,822	—	2,372	170,824	—	—	—	905,018
Metallurgical Tests	24,909	25,518	—	—	—	—	—	50,427
Prefeasibility / Feasibility Studies	—	—	—	—	350,909	—	—	350,909
EIA/RIMA and other Front-End Engineering Studies	—	19,727	—	—	24,655	30,304	—	74,686
Engineering	33,127	43,316	85,350	81,943	226,339	278,206	—	748,281
Environmental Permitting & “In-Advance” Reclamation	64	32,563	32,563	14,587	14,587	15,206	15,206	124,776
Access Ramp and Mine Development	121,268	473,427	1,262,449	2,263,023	1,710,661	1,407,499	—	7,238,327
Drilling and Sampling to guide development works	—	—	—	—	79,818	42,773	—	122,591
Backfill Distribution System	—	—	—	—	—	261,364	—	261,364
Mine Equipment	265,464	284,954	488,504	851,692	1,052,591	1,084,545	—	4,027,750
Power Line and Substation	—	5,701	—	1,826	1,478,341	1,817,114	—	3,302,982
Plant Control Systems	—	—	—	—	229,561	282,166	—	511,727
Backfill Preparation Plant	—	—	—	—	336,450	413,550	—	750,000
Metallurgical Plant (Comminution and Hydrometallurgy)	—	—	26,112	1,705,202	1,785,354	2,194,857	—	5,711,525
Steel Structure. Platework, Piping, Assembly and Installation	—	—	—	—	3,329,768	4,092,809	—	7,422,577
Tailings Dam	—	—	—	—	730,436	897,820	—	1,628,256
Effluent Treatment Plant	—	—	—	—	250,000	899,467	—	1,149,467
Detox Plant	—	—	—	—	261,000	1,044,000		1,305,000
Commissioning	—	—	—	—	—	—	250,000	250,000
Infrastructure	—	46,085	4,519	96,990	1,129,288	171,563	—	1,448,445
Subtotal	1,610,317	1,094,184	1,967,198	6,070,407	13,069,304	14,933,243	265,206	39,009,859
Management	—	—	219,623	165,529	823,886	806,007	—	2,015,045
Working Capital (one month of operation)	—	—	—	—	—		958,076	958,076

TOTAL	1,610,317	1,094,184	2,186,821	6,235,936	13,893,190	15,739,250	1,223,282	41,982,980

Accumulated Total	1,610,317	2,704,501	4,891,322	11,127,258	25,020,448	40,759,698	41,982,980

21.6.2 — Additional Investments
Hauling up the final lift of the Tailings Dam will take place in the second quarter of 2009. The associated CAPEX has been estimated at US$ 1,546,000. Appendix 21 is a Summary of the Tailings Dam Design and includes the breakdown of the aforementioned additional CAPEX.

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21.7 OPERATING COST ESTIMATE
The Project calls for a total nondiscounted operating cost estimated at US$ 74,994,000, as shown in detail in Appendix 02 – Cash Flow Model and Sensitivity Analysis.
21.8 GOLD PRICE AND REVENUE
The Project product is gold bullion, to be obtained from an induction furnace that will melt the loaded cathodes of the EW Circuit.
The adopted price for the Base Case Scenario has been US$ 550/oz Au. Therefore, the total estimated non-discounted monetizable (“salable”) amount of gold (355,820 oz Au) will yield a total non-discounted gross revenue of US$ 195,701,000. As a result, the average annual gross revenue amounts to US$ 38,752,670 (US$ 195,701,000/5.05 years).
21.9 ECONOMIC AND RISK ANALYSIS
21.9.1 — Cost Estimates Accuracy
Although this document has been labeled as a prefeasibility study, the methodology used to cost the Project’s CAPEX and OPEX items and the resulting cost accuracies are compatible with a full-blow bankable feasibility study. Vendor quotes, contracts, agreements, receipts, and other documentation are attached to this Report and serve as hard backup for the cost estimates.
➢	Estimated Capital Cost
Capital cost (based on suppliers’ firm quotes) and operating cost estimates were prepared to an accuracy of +/- 15%. Costs have been detailed by engineering discipline and by category (materials, labor, subcontracts, etc.) for each area of the Project. These costs are presented in a logical and concise manner that can be clearly understood and can be verified by outside

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review. Subcontractors familiar with local labor conditions and labor productivity, specific project permit requirements, applicable regulations and schedule requirements, were consulted.
The capital cost estimates include, among others, the following items:
–	engineering, procurement, and construction management

–	process and service equipment costs

–	contractor mobilization and demobilization

–	contractors’ fees

–	liability insurance, erection and installation labor hours and costs

–	power supply system

–	process and fresh water supply system

–	infrastructure costs necessary to operate and maintain the Project during its life

–	commissioning costs

–	freight to site and packing

–	all applicable taxes, duties, and tariffs

–	consumables of capital nature

–	capital spares

–	permits and fees

–	other
➢	Estimated Operating Cost
Operating cost estimates were also prepared to an accuracy of +/- 15%. Costs have been detailed by engineering discipline and by category (power, reagents, labor, subcontracts, etc.) for each area of the Project. These costs are presented in a logical and concise manner that can be clearly understood and can be verified by outside review.
The operating cost estimates include, among others, the following items:
–	operating and maintenance labor

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–	water supply

–	power supply

–	operating supplies (expendables/reagents/wear items/utilities/repair supplies/spares/consumables)

–	supervisory and administrative personnel

–	fringe benefits

–	laboratory costs
21.9.2 — Base Case Scenario Cash Flow
The data below show the economic results based on the criteria utilized in the discounted cash flow model for the base case scenario:

➢	Gold price:	US$550 per troy ounce of gold
➢	ROM Total Tonnage	2,714,000 t
➢	Mineral Reserves:	2,714,000 tonnes @ 4.52 g/t Au, containing approximately 394,450 oz of gold
➢	Mill Feed Grade (average):	4.39 g/t
➢	Mining Rate:	275,000 tonnes in 2008; 600,000 tpy as from 2009
➢	ROM Average “Cruise” Production:	1,755 tpd ROM (600,000 tpy: 342 days/year)
➢	Gold Total Production:	355,820 oz Au
➢	Gold Average Annual Production:	69,950 opy
➢	Project life (LOM):	10.1 semesters
➢	CAPEX (total):	US$42 million (straight)
➢	Average Cash Cost:	$221 per oz Au
➢	Total Production Cost:	$333 per oz, including invested capital
➢	Production Start:	Second quarter of 2008
➢	Exchange Rate:	Construction period: US$1.00 = R$ 2.20
Production period: US$1.00 = R$ 2.50 (average)
➢	Depreciation and amortization:	Prorated in accordance to production during the Project life.

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The pre-tax net cash flow over the life of the Project is estimated at $116.5 million.
The cumulative operating profit has been estimated at US$ 90.5 million, while the after-tax cumulative net cash flow estimate amounts to US$ 50.8 million.
The most important after-tax economic indicators afforded by the Cash Flow Model (Appendix 02, which also includes a Sensitivity Analysis, are summarized in Table 21.9.2.
The indicators point to an economically feasible project.
Table 21.9.2 — Base Case Scenario: Summary of Economic Results

Paciência Gold Project
Santa Isabel Mine	Economic Indicators
IRR (% per year)	27.5
NPV @ 0% – [US$]	50.7 million
NPV @ 5% – [US$]	27.3 million
NPV @ 8% – [US$]	18.6 million
NPV @ 10% – [US$]	14.3 million
NPV @ 12% – [US$]	10.9.0 million
Payback Period (straight)	4.76 semesters
Payback Period (@ 8%)	5.31 semesters
Payback Period (@ 10%)	5.40 semesters
Payback Period (@ 12%)	5.48 semesters
Life of Mine Production	10.1 semesters

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21.9.3 — Sensitivity Analysis
The Sensitivity Analysis indicated the following variations to the IRR:

Gold Price = US$470 /oz Au	IRR = 18.7 % py
Gold Price = US$630 /oz Au	IRR = 35.4 % py

Metallurgical Recovery = 92%	IRR = 26.8 % py
Metallurgical Recovery = 91%	IRR = 26.2 % py

CAPEX + 12%	IRR = 24.8 % py
CAPEX - 12%	IRR = 30.5 % py

OPEX + 10%	IRR = 25.2% py
OPEX – 10%	IRR = 29.6 % py

Mill Feed Grade + 10% (4.83 g/t)	IRR = 32.9% py
Mill Feed Grade – 10% (3.95 g/t)	IRR = 21.6% py
It is worth stressing out that this study has concluded for a robust Project from the technical standpoint. TechnoMine considers the technical and economic risks related to the Project to be small.

167

22 REFERENCES
(1) Dorr, J.V.N., II, 1969. Physiographic, stratigraphic and structural development of the Quadrilátero Ferrífero, Minas Gerais, Brazil. U. S. Geol. Survey Prof. Paper 641-A, 110 p.
(2) Ladeira, E.A., 1980. Metalogenesis of Gold at the Morro Velho Mine and in Nova Lima District, Quadrilátero Ferrífero, Minas Gerais, Brazil. University of Western Ontario, Unpublished Ph.D. Thesis, London, Ontario, Canada: 272 p.
(3) Ladeira, E.A., 1991. Genesis of gold in Quadrilátero Ferrífero: A remarkable case of permanency, recycling and inheritance — A tribute to Djalma Guimarães, Pierre Routhier and Hans Ramberg. In Ladeira, E.A., ed., Proceedings of Brazil Gold ‘91. An International Symposium on the Geology of Gold: Belo Horizonte, 1991: A.A. Balkema, Rotterdam, p.11-30.
(4) Scarpelli, W., 1991. Aspects of gold mineralization in the Iron Quadrangle, Brazil. In Ladeira, E.A., ed., Proceedings of Brazil Gold ‘91, An International Symposium on the Geology of Gold: Belo Horizonte, 1991: A.A. Balkema, Rotterdam, p. 151-158.
(5) Vieira, F.W.R., 1991. Textures and processes of hydrothermal alteration and mineralization in the Nova Lima Group, Minas Gerais, Brazil. In Ladeira, E.A., ed, Proceedings of Brazil Gold ‘91, An International Symposium on the Geology of Gold: Belo Horizonte, 1991: A.A. Balkema, Rotterdam, p. 319-326.
(6) Thorman, C.H., DeWitt, E., Maron, W.A.C., and Ladeira, E.A., 2001. Major Brazilian Gold deposits –1982 to 1999. Mineralium Deposita, p.218-227.
(7) Thorman, C.H., and Ladeira, E.A., 1991, Introduction to a workshop on gold deposits related to greenstone belts in Brazil—Belo Horizonte, Brazil, 1986 in Thorman, C.H. Ladeira, E.A., and Schnabel, D.C., eds., Gold deposits related to greenstone belts in Brazil—Deposit modeling workshop, Part A—Excursions: U.S. Geological Survey Bulletin 1980-A, p. A5-A22.

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23 CERTIFICATE OF AUTHOR
Ivan Caetano Machado
TechnoMine Services, LLC
2080 Fort Union Blvd. – Suite 104
Salt Lake City, Utah – USA
84121-3105
Telephone: (801) 944-1382
Fax: (801) 1633-6053
Email: imachado@technomine.net
I, Ivan C. Machado, P.Eng. do hereby certify that I am currently self-employed as a Principal, Senior Project Engineer, and Project Financial Analyst by:
TechnoMine Services, LLC
2080 Fort Union Blvd. – Suite 104
Salt Lake City, Utah 84121-3105 – USA
1 — I graduated with a degree in Mining Engineering from the Federal University of Minas Gerais of in 19160. In addition, I earned a M.Sc. degree in Metallurgical Engineering in 1985 from the Federal University of Minas Gerais.
2 — I am a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta (APEGGA) – Professional Engineer (P.Eng. – Foreign Licensee – Reg. # M602169). I am a Professional Engineer (P.E.) in the states of Colorado, Maine, and Utah in the USA and in the state of Minas Gerais, Brazil. I have been a Member of the Society of Mining Engineers – SME, in the USA, since 1980.
3 — I have worked as a mining engineer for a total of 36 years since my graduation from university. My relevant professional experience for the purposes of this Technical Report encompasses exploration, mining, and mineral processing in the United States, Brazil, and other Latin American countries.

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4 — I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with professional associations (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.
5 — I am responsible for the overall preparation of this Technical Report.
6 — I visited the Project Property several times. The last visit took place on December 12, 2006.
7 — I have had no prior involvement with the Project Property that is the subject of the Technical Report.
8 — I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.
9 — I am independent of the Issuer applying the tests set out in section 1.5 of National Instrument 43-101.
10 — I have read National Instrument 43-101F1, and the Technical Report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.
11 — I consent to the filing of this Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of this Technical Report.
Dated this 30th Day of March, 2007.
(Signed and Sealed)
Ivan Caetano Machado
Printed name of Qualified Person

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24 ILLUSTRATIONS AND SUPPORTING DOCUMENTS
24.1 Figures
Figure 1 – Location Map of the Paciência Project
Figure 2 – Simplified Regional Geology Map of the Iron Quadrangle
Figure 3 – Paciência Property Geology Map and Gold Sites
Figure 4 – Simplified Local Geology Map of the Paciência Project Area

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Figure 1 – Location Map of the Paciência Project

172

600000
650000
7800000
7750000
Ribeirão das Neves
Santa Luzia
Belo Horizonte
Contagem
Betim
Sabará
Caeté
Nova Lima
Brumadinho
Barão de Cocais
Santa Bárbara
Itabirito
Ouro Preto
Mariana
Congonhas
Ouro Branco
MG-050
BR-262
BR-381
BR-040
MG-436
MG-129
MG-356
Paciência Project
Cata Preta Mine
Santa Isabel Mine
N
Legend
Santa Isabel Mine
Cata Preta Mine
Roads
Railroads
Cities/Towns
Iron Formation
Mineral Rights
1:500,000
10
5
0
10 km
60°W
40°W
10°S
20°S

Paciência Project Location Map

173

Figure 2 – Simplified Regional Geology Map of the Iron Quadrangle

174

175

Figure 3 – Paciência Property Geology Map and Gold Sites

176

177

Figure 4 – Simplified Local Geology Map of the Paciência Project Area

178

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Document No. 72
TECHNICAL REPORT ON THE TURMALINA GOLD PROJECT, PITANGUI, MINAS GERAIS, BRAZIL
PREPARED FOR JAGUAR MINING INC.
Report for NI 43-101
Authors:
Graham G. Clow, P.Eng.
Wayne W. Valliant, P.Geo.
July 31, 2006

SCOTT WILSON ROSCOE POSTLE ASSOCIATES INC.

SCOTT WILSON RPA	www.rpacan.com www.scottwilson.com

PAGE
1 SUMMARY	1-1
Executive Summary	1-1
Technical Summary	1-9
2 INTRODUCTION AND TERMS OF REFERENCE	2-1
3 RELIANCE ON OTHER EXPERTS	3-1
4 PROPERTY DESCRIPTION AND LOCATION	4-1
5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY	5-1
6 HISTORY	6-1
7 GEOLOGICAL SETTING	7-1
Regional Geology	7-1
Local Geology	7-4
Property Geology	7-6
8 DEPOSIT TYPES	8-1
9 MINERALIZATION	9-1
10 EXPLORATION	10-1
11 DRILLING	11-1
12 SAMPLING METHOD AND APPROACH	12-1
13 SAMPLE PREPARATION, ANALYSES AND SECURITY	13-1
14 DATA VERIFICATION	14-1
15 ADJACENT PROPERTIES	15-1
16 MINERAL PROCESSING AND METALLURGICAL TESTING	16-1
17 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES	17-1
Mineral Resources	17-1
Mineral Reserves	17-8
18 OTHER RELEVANT DATA AND INFORMATION	18-1
Mining Operations	18-1
Processing	18-11
Tailings	18-11
Infrastructure	18-11
Manpower	18-13
Environment	18-14
Project Schedule/Life of Mine Plan	18-18

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SCOTT WILSON RPA	www.rpacan.com www.scottwilson.com

Capital Costs	18-21
Operating Costs	18-24
Markets	18-27
Economic Analysis	18-27
19 INTERPRETATION AND CONCLUSIONS	19-1
20 RECOMMENDATIONS	20-1
21 REFERENCES	21-1
22 SIGNATURE PAGE	22-1
23 CERTIFICATE OF QUALIFICATIONS	23-1
LIST OF TABLES

PAGE
Table 1-1 Base Case Pre-Tax Cash Flow	1-4
Table 1-2 Sensitivity Data	1-8
Table 1-3 Mineral Resources — July 2006	1-11
Table 1-4 Mineral Reserves — July 2006	1-11
Table 1-5 Capital Costs	1-16
Table 1-6 Operating Costs	1-16
Table 4-1 Property Description	4-1
Table 6-1 AngloGold, Diamond Drill Highlights	6-2
Table 6-2 Mineral Resources – September 2005	6-4
Table 6-3 Mineral Reserves – September 2005	6-5
Table 6-4 Mineral Resources – March 2006	6-5
Table 11-1 Jaguar Phase 1 Diamond Drill Highlights	11-2
Table 11-2 Jaguar Phase 2 Diamond Drill Highlights	11-3
Table 11-3 Jaguar Phase 3 Diamond Drill Highlights	11-4
Table 14-1 Diamond Drill Check Samples	14-9
Table 16-1 Metallurgical Testwork	16-5
Table 17-1 Mineral Resources – July 2006	17-1
Table 17-2 Mineral Reserves — July 2006	17-8
Table 18-1 Underground Equipment	18-10
Table 18-2 Manpower	18-14
Table 18-3 Life of Mine Production Schedule	18-19
Table 18-4 Capital Costs	18-21
Table 18-5 Operating Costs	18-24
Table 18-6 Principal Zone Stoping costs	18-25
Table 18-7 NE Zone Stoping costs	18-25
Table 18-8 Plant operating costs	18-26
Table 18-9 Base Case Pre-Tax Cash Flow	18-29
Table 18-10 Sensitivity Data	18-33

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SCOTT WILSON RPA	www.rpacan.com www.scottwilson.com
LIST OF FIGURES

PAGE
Figure 1-1 Sensitivity Analysis	1-7
Figure 4-1 General Location Map	4-2
Figure 4-2 Mining Concessions	4-3
Figure 7-1 Regional Geology	7-2
Figure 7-2 Stratigraphic Column	7-3
Figure 7-3 Local Geology	7-5
Figure 7-4 Diamond Drill Cross Section	7-7
Figure 11-1 Principal Zone – Diamond Drill Pierce Points	11-6
Figure 11-2 NE Zone – Diamond Drill Pierce Points	11-7
Figure 14-1 Control Blank Samples	14-2
Figure 14-2 Standard Reference Samples	14-3
Figure 14-3 Duplicate Samples	14-4
Figure 14-4 Interlab Comparison Scatterplot – Rejects	14-5
Figure 14-5 Interlab Comparison RDP – Rejects (%)	14-6
Figure 14-6 Interlab Comparison Scatterplot – Pulps	14-7
Figure 14-7 Interlab Comparison RDP – Pulps (%)	14-8
Figure 16-1 Simplified Process Flowsheet	16-6
Figure 17-1 Grade Distribution – Channel Samples	17-3
Figure 17-2 Grade Distribution – Diamond Drill Samples	17-4
Figure 17-3 Mineral Resources – Principal Zone	17-6
Figure 17-4 Mineral Resources – NE Zone	17-7
Figure 18-1 Site Plan	18-3
Figure 18-2 Schematic Mine Cross Section	18-5
Figure 18-3 Principal Zone Long Section	18-6
Figure 18-5 Sensitivity Analysis	18-32

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SCOTT WILSON RPA	www.rpacan.com www.scottwilson.com
1 SUMMARY
EXECUTIVE SUMMARY
     Scott Wilson Roscoe Postle Associates Inc. (Scott Wilson RPA) was retained by Jaguar Mining Inc. (Jaguar) to prepare an independent NI 43-101 Technical Report on the Turmalina Project (the Project), near Pitangui, Minas Gerais, Brazil. The report is an update on previous reports prepared by Scott Wilson RPA, dated September 16, 2005 and March 14, 2006.
     Mineração Serras do Oeste Ltda. (MSOL), a division of Jaguar, purchased the Project from AngloGold Ashanti (AngloGold) in September 2004. After completion of a diamond drilling program, Jaguar commissioned TechnoMine Services LLC (TechnoMine) of Salt Lake City, Utah, to prepare a feasibility study (the TechnoMine Study). Scott Wilson RPA, known as Roscoe Postle Associates Inc. at that time (2005), reviewed the mineral resources and TechnoMine Study and recommended additional diamond drilling to upgrade resources below the 400 m elevation. Jaguar completed more drilling, re-estimated mineral resources and reserves, updated the TechnoMine Study, and began construction of a 1,000 tpd underground gold mine and processing plant, with operations scheduled to begin in October 2006.
CONCLUSIONS AND RECOMMENDATIONS
     The work completed by Jaguar to date has shown that the Turmalina Project is robust at current gold prices and shows a positive operating margin at the Base Case gold price of $450 per ounce. Scott Wilson RPA offers the following conclusions:
•	The diamond drilling techniques and technical controls were performed to industry standards and produced samples of adequate quality to develop a database for resource estimation.

•	The sampling method and approach, as well as the sample preparation and analysis, were adequate for resource estimation.

•	The data verification program conforms to industry standards, but non-compliance issues should be addressed on a timely basis.

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SCOTT WILSON RPA	www.rpacan.com www.scottwilson.com
•	The resource grade may be biased 5% to 10% low due to possible problems in the SGS do Brasil Ltda. (SGS) laboratory.

•	The assumptions, parameters, and methodology used for resource estimation are appropriate for the style of mineralization.

•	Mineral resources and reserves have been estimated according to the requirements of CIM definitions and, in Scott Wilson RPA’s opinion, are compliant with NI43-101.

•	Stope extraction does not include an allowance for ore loss, however, the overall extraction of 89% should be adequate.

•	Dilution rates of 15% are reasonable, however, previous testing indicates that dilution rates up to 20% may occur.

•	There is some risk related to the size of the underground openings to be backfilled.

•	The use of the open pit for tailings deposition is nominally an expedient alternative, however, a tailings pond facility will be required once the open pit is filled.
     Scott Wilson RPA presents the following recommendations:
•	Assess the potential for lateral and downward extension of mineralization and extend diamond drilling programs as necessary.

•	Investigate possible low bias in the SGS analytical laboratory.

•	Establish a QA/QC program to monitor laboratory results on a “per batch” basis. Request copies of the laboratory in-house QA/QC reports.

•	Establish a standard operating procedure whereby, during the resource estimation process, outlier assays are capped prior to compositing.

•	Consideration should be given to backfilling smaller openings on a more frequent basis.

•	Investigate the following items before placing tailings in the open pit:
o	Crown pillar stability to prevent inrush into the mine workings.

o	Proper sealing of the vent raise connection from the bottom of the open pit to the mine.

o	The effect of water on the tailings during the rainy season and the prevention of liquefaction.

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SCOTT WILSON RPA	www.rpacan.com www.scottwilson.com
•	Proceed with detailed design and cost estimation for the proposed tailings pond facility.
ECONOMIC ANALYSIS
     A pre-tax Cash Flow Projection has been generated from the Life of Mine production schedule and capital and operating cost estimates, and is summarized in Table 1-1. A summary of the key criteria is provided below.
PHYSICALS

•	Mine life:	8.6 years, beginning in October 2006

•	Total millfeed:	2,916,000 tonnes at a grade of 6.1 g/t Au

•	Operations:	360 days per year

•	Open pit production:	92,400 tonnes at a grade of 5.4 g/t Au

•	Strip Ratio:	2.57

•	Underground production:	1,000 tonnes per day at a grade of 6.1 g/t Au

•	Mill throughput:	1,000 tonnes per day, 360,000 tons per year.

•	Gold recovery:	90% to doré.

•	Total gold produced:	512,000 ounces
REVENUE

•	Gold price:	$450 per ounce

•	Transport and insurance:	$3.60 per ounce

•	Refining:	1% of gross sales

•	CFEM (federal) royalty:	1% of gross sales

•	Royalty to landowner:	5% NSR on first $10 M/year, 3% on remainder
COSTS

•	Operating cost:	$33.23 per tonne milled

•	Pre-production Capital cost:	$28.7 million

•	Sustaining capital:	$2.8 million (includes closure)

•	Exchange Rate:	reverting from current rates to long-term rate of US$1.00 = R$2.50

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SCOTT WILSON RPA	www.rpacan.com www.scottwilson.com
TABLE 1-1 PRE-TAX CASH FLOW — $450/OZ GOLD
JAGUAR MINING INC. — TURMALINA PROJECT

		Year	2004	2005		2006		2007		2008		2009

		Semester	-4	-3	-2	-1	1	2	3	4	5	6	7

Mining
Principal NE
	Open Pit Ore	tonnes	—	—	—	10,000	82,440	—	—	—	—	—	—
		g/t Au	—	—	—	5.41	5.41	—	—	—	—	—	—
	U/G Development Ore	tonnes	—	—	—	1,766	883	19,342	14,352	17,178	15,765	15,942	18,547
		g/t Au	—	—	—	5.81	5.81	6.44	9.01	5.22	7.95	8.57	8.21
	U/G Stoping Ore	tonnes	—	—	—	—	—	117,188	123,647	113,668	117,023	110,135	116,804
		g/t Au	—	—	—	—	—	5.38	8.22	9.35	8.63	10.18	6.24
	U/G Development Ore	tonnes	—	—	—	—	8,920	7,860	—	7,154	5,211	11,923	2,650
		g/t Au	—	—	—	—	4.64	4.64	—	4.28	4.28	3.73	3.73
	U/G Stoping Ore	tonnes	—	—	—	—	—	9,000	42,000	42,000	42,000	42,000	42,000
		g/t Au	—	—	—	—	—	4.64	4.64	4.64	4.64	4.45	4.22

	Total Ore	tonnes	—	—	—	11,766	92,244	153,391	179,999	180,000	179,999	179,999	180,001
		g/t Au	—	—	—	5.47	5.34	5.43	7.45	7.65	7.51	8.27	5.93
	Open Pit Waste	tonnes	—	—	—	25,700	211,872	—	—	—	—	—	—
	Strip Ratio	2.57
	U/G Waste	tonnes	—	—	—	36,477	293,817	53,980	41,577	41,316	37,823	34,698	41,345

	Total Waste	tonnes	—	—	—	62,177	505,689	53,980	41,577	41,316	37,823	34,698	41,345

Processing
	Plant feed	tonnes	—	—	—	11,766	92,244	153,391	179,999	180,000	179,999	179,999	180,001
97%	Grade (Including MCF)	g/t Au	—	—	—	5.47	5.34	5.43	7.45	7.65	7.51	8.27	5.93
	Recovery	90%	90%	90%	90%	90%	90%	90%	90%	90%	90%	90%	90%

	Production	oz	—	—	—	1,861	14,242	24,108	38,795	39,866	39,131	43,095	30,909

Revenue
	Gold Price ($/oz)	450	450	450	450	450	450	450	450	450	450	450	450
	Gross Revenue	US$ ’000	—	—	—	838	6,409	10,848	17,458	17,940	17,609	19,393	13,909
	Transport	US$ ’000	—	—	—	7	51	87	139	143	141	155	111
1%	Refining	US$ ’000	—	—	—	8	64	108	175	179	176	194	139
1%	CFEM Tax	US$ ’000	—	—	—	8	64	108	173	178	175	192	138

	Sub-total	US$ ’000	—	—	—	814	6,230	10,546	16,970	17,439	17,117	18,852	13,521

3%	Royalty	US$ ’000	—	—	—	41	289	420	614	629	619	671	510

	Revenue	US$ ’000	—	—	—	773	5,941	10,126	16,356	16,810	16,499	18,180	13,011

	NSR	US$/ t ore	—	—	—	65.70	64.41	66.01	90.87	93.39	91.66	101.00	72.28

Capital Costs
	U/G Mine Development	US$ ’000	84	285	780	2,191	—	—	—	—	—	—	—
	Open Pit Mining	US$ ’000	—	—	—	374	—	—	—	—	—	—	—
	Mine Equipment	US$ ’000	—	684	471	2,808	—	—	—	—	—	—	—
	Plant Equipment	US$ ’000	190	—	1,023	4,047	—	—	—	—	—	—	—
	Plant Construction	US$ ’000	—	—	2,474	5,510	—	—	—	—	—	—	—
	Infrastructure Construction	US$ ’000	—	—	982	915	—	—	—	—	—	—	—
	Land Acquisition	US$ ’000	1,226	543	—	—	—	350	—	—	—	—	—
	EPCM	US$ ’000	186	1,053	1,911	870	—	—	—	—	—	—	—
	Commissioning	US$ ’000	—	—	—	45	—	—	—	—	—	—	—
	Environment	US$ ’000	18	1	8	60	23	10	10	11	11	11	—
	Tailings Dam	US$ ’000	—	—	—	—	—	—	—	—	—	—	—

	Total	US$ ’000	1,704	2,565	7,649	16,821	23	360	10	11	11	11	—

Operating Costs
	Open Pit Mining	US$ ’000	—	—	—	—	—	—	—	—	—	—	—
	U/G Mining	US$ ’000	—	—	—	—	1,538	3,243	3,310	3,188	3,333	3,163	3,247
	Processing	US$ ’000	—	—	—	—	878	2,466	2,507	2,507	2,507	2,507	2,507
	G&A	US$ ’000	—	—	—	—	168	454	454	454	454	454	454
	Environment	US$ ’000	—	—	—	—	22	99	23	75	14	50	14

	Total	US$ ’000	—	—	—	—	2,606	6,262	6,295	6,224	6,309	6,175	6,223

	Open Pit Mining	US$/t moved	—	—	—	—	—	—	—	—	—	—	—
	Open Pit Mining	US$/t milled	—	—	—	—	—	—	—	—	—	—	—
	U/G Mining	US$/t milled	—	—	—	—	16.67	21.14	18.39	17.71	18.52	17.57	18.04
	Processing	US$/t milled	—	—	—	—	9.51	16.07	13.93	13.93	13.93	13.93	13.93
	G&A	US$/t milled	—	—	—	—	1.83	2.96	2.52	2.52	2.52	2.52	2.52
	Environment	US$/t milled	—	—	—	—	0.24	0.64	0.13	0.41	0.08	0.28	0.08

	Total	US$/t milled	—	—	—	—	28.25	40.82	34.97	34.58	35.05	34.31	34.57

Pre-Tax Cash Flow
		US$ ’000	(1,704)	(2,565)	(7,649)	(16,048)	3,313	3,504	10,051	10,575	10,178	11,994	6,788
	Cumulative	US$ ’000	(1,704)	(4,269)	(11,919)	(27,966)	(24,653)	(21,149)	(11,098)	(523)	9,655	21,649	28,437
	Pre-tax NPV	US$ ’000	32,957
			12%
		IRR	47.5%

Unit Cost of Production
	Operating[1]	US$/oz	—	—	—	30	211	285	186	180	185	167	226
	Capital	US$/oz
	Total[2]	US$/oz

Notes:	1. Equivalent to Gold Institute Total Cash Cost.

2. Equivalent to Gold Institute Total Production Cost.

3. Working capital estimated at $0.9 M by Jaguar Mining Inc. has been excluded.

4. Salvage estimated at $3.4 M by Jaguar Mining Inc. has been excluded.

5. Financing costs have been excluded.

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SCOTT WILSON RPA	www.rpacan.com www.scottwilson.com
TABLE 1-1 PRE-TAX CASH FLOW — $450/OZ GOLD
JAGUAR MINING INC. — TURMALINA PROJECT

		Year	2010		2011		2012		2013		2014		2015	Total

		Semester	8	9	10	11	12	13	14	15	16	17	18	Total

Mining
Principal NE
	Open Pit Ore	tonnes	—	—	—	—	—	—	—	—	—	—	—	92,440
		g/t Au	—	—	—	—	—	—	—	—	—	—	—	5.41
	U/G Development Ore	tonnes	16,472	13,955	17,355	10,908	25,083	28,527	23,007	26,319	9,539	—	—	274,940
		g/t Au	5.93	7.21	5.25	4.57	6.05	4.67	6.47	4.99	4.31	—	—	6.25
	U/G Stoping Ore	tonnes	112,695	121,395	110,047	115,610	101,877	113,481	107,044	111,681	135,957	138,000	17,247	1,883,501
		g/t Au	5.59	6.56	7.70	5.23	4.80	6.66	3.69	5.95	6.33	4.67	4.27	6.55
	U/G Development Ore	tonnes	8,832	2,650	10,598	11,482	11,040	2,650	7,949	—	—	—	—	98,918
		g/t Au	4.85	4.85	7.52	5.60	3.54	3.54	5.77	—	—	—	—	4.84
	U/G Stoping Ore	tonnes	42,000	42,000	42,000	42,000	42,000	35,342	42,000	42,000	18,044	—	—	566,386
		g/t Au	3.73	4.33	4.85	6.47	5.60	3.55	3.92	5.77	5.77	—	—	4.72

	Total Ore	tonnes	179,999	179,999	180,000	180,000	180,000	180,000	180,000	180,000	163,540	138,000	17,247	2,916,185
		g/t Au	5.15	6.07	6.79	5.50	5.08	5.69	4.19	5.77	6.15	4.67	4.27	6.07
														0.0
	Open Pit Waste	tonnes	—	—	—	—	—	—	—	—	—	—	—	237,572
	Strip Ratio	2.57
	U/G Waste	tonnes	35,977	41,310	48,372	30,511	14,603	16,623	8,969	—	—	—	—	777,397

	Total Waste	tonnes	35,977	41,310	48,372	30,511	14,603	16,623	8,969	—	—	—	—	1,014,969

Processing
	Plant feed	tonnes	179,999	179,999	180,000	180,000	180,000	180,000	180,000	180,000	163,540	138,000	17,247	2,916,185
97%	Grade (Including MCF)	g/t Au	5.15	6.07	6.79	5.50	5.08	5.69	4.19	5.77	6.15	4.67	4.27	6.07
	Recovery	90%	90%	90%	90%	90%	90%	90%	90%	90%	90%	90%	90%	90%

	Production	oz	26,820	31,593	35,368	28,650	26,462	29,627	21,827	30,038	29,115	18,663	2,133	512,301

Revenue
	Gold Price ($/oz)	450	450	450	450	450	450	450	450	450	450	450	450	450
	Gross Revenue	US$ ’000	12,069	14,217	15,916	12,893	11,908	13,332	9,822	13,517	13,102	8,398	960	230,535
	Transport	US$ ’000	96	113	127	103	95	106	78	108	105	67	8	1,840
1%	Refining	US$ ’000	121	142	159	129	119	133	98	135	131	84	10	2,305
1%	CFEM Tax	US$ ’000	120	141	158	128	118	132	97	134	130	83	10	2,287

	Sub-total	US$ ’000	11,732	13,820	15,471	12,533	11,576	12,960	9,548	13,140	12,736	8,164	933	224,103

3%	Royalty	US$ ’000	456	519	569	480	451	493	389	498	486	347	47	8,528

	Revenue	US$ ’000	11,276	13,301	14,903	12,053	11,125	12,467	9,159	12,642	12,250	7,817	886	215,575

	NSR	US$/ t ore	62.65	73.90	82.79	66.96	61.81	69.26	50.88	70.23	74.91	56.64	51.36	73.92

Capital Costs
	U/G Mine Development	US$ ’000	—	—	—	—	—	—	—	—	—	—	—	3,341
	Open Pit Mining	US$ ’000	—	—	—	—	—	—	—	—	—	—	—	374
	Mine Equipment	US$ ’000	—	—	—	—	—	—	—	—	—	—	—	3,963
	Plant Equipment	US$ ’000	—	—	—	—	—	—	—	—	—	—	—	5,260
	Plant Construction	US$ ’000	—	—	—	—	—	—	—	—	—	—	—	7,984
	Infrastructure Construction	US$ ’000	—	—	—	—	—	—	—	—	—	—	—	1,897
	Land Acquisition	US$ ’000	—	—	—	—	—	—	—	—	—	—	—	2,118
	EPCM	US$ ’000	—	—	—	—	—	—	—	—	—	—	—	4,020
	Commissioning	US$ ’000	—	—	—	—	—	—	—	—	—	—	—	45
	Environment	US$ ’000	4	—	—	—	—	—	—	—	—	—	1,374	1,543
	Tailings Dam	US$ ’000	—	—	—	—	1,000	—	—	—	—	—	—	1,000

	Total	US$ ’000	4	—	—	—	1,000	—	—	—	—	—	1,374	31,545

Operating Costs
	Open Pit Mining	US$ ’000	—	—	—	—	—	—	—	—	—	—	—	—
	U/G Mining	US$ ’000	3,168	3,186	3,466	3,054	2,943	2,929	2,637	2,326	1,945	1,548	193	48,418
	Processing	US$ ’000	2,507	2,507	2,507	2,507	2,507	2,507	2,507	2,507	2,410	1,922	351	40,623
	G&A	US$ ’000	454	454	454	454	454	454	454	454	454	454	76	7,515
	Environment	US$ ’000	19	12	12	12	—	—	—	—	—	—	—	351

	Total	US$ ’000	6,149	6,159	6,440	6,028	5,905	5,891	5,599	5,288	4,810	3,925	620	96,906

	Open Pit Mining	US$/t moved	—	—	—	—	—	—	—	—	—	—	—	—
	Open Pit Mining	US$/t milled	—	—	—	—	—	—	—	—	—	—	—	—
	U/G Mining	US$/t milled	17.60	17.70	19.26	16.97	16.35	16.27	14.65	12.92	11.90	11.22	11.22	16.60
	Processing	US$/t milled	13.93	13.93	13.93	13.93	13.93	13.93	13.93	13.93	14.74	13.93	20.34	13.93
	G&A	US$/t milled	2.52	2.52	2.52	2.52	2.52	2.52	2.52	2.52	2.78	3.29	4.40	2.58
	Environment	US$/t milled	0.11	0.07	0.07	0.07	—	—	—	—	—	—	—	0.12

	Total	US$/t milled	34.16	34.22	35.78	33.49	32.81	32.73	31.11	29.38	29.41	28.44	35.96	33.23

Pre-Tax Cash Flow
		US$ ’000	5,124	7,142	8,463	6,025	4,220	6,576	3,560	7,354	7,440	3,892	(1,109)	87,124
		Cumulative US$ ’000	33,561	40,703	49,165	55,191	59,410	65,987	69,547	76,901	84,341	88,233	87,124
		Pre-tax NPV US$ ’000
		IRR

Unit Cost of Production
	Operating[1]	US$/oz	254	219	206	235	248	224	282	201	190	237	321	214
	Capital	US$/oz												62
	Total[2]	US$/oz												275

Notes:	1. Equivalent to Gold Institute Total Cash Cost.

2. Equivalent to Gold Institute Total Production Cost.

3. Working capital estimated at $0.9 M by Jaguar Mining Inc. has been excluded.

4. Salvage estimated at $3.4 M by Jaguar Mining Inc. has been excluded.

5. Financing costs have been excluded.

1-5

SCOTT WILSON RPA	www.rpacan.com www.scottwilson.com
     Considering the Project on a stand-alone basis, the Base Case undiscounted pre-tax cash flow totals $87.1 million over the mine life, and simple payback occurs near the mid-point of 2008 (approximately 21 months from start of production).
     The Gold Institute Total Cash Cost is $214 per ounce of gold. The mine life capital unit cost is $62 per ounce, for a Gold Institute Total Production Cost of $275 per ounce of gold. Average annual gold production during operations is 60,000 ounces per year.
     At a discount rate of 12%, the pre-tax NPV is $33.0 million and the IRR is 47.5%.
     Jaguar’s after-tax NPV estimate at 12% discount rate is $14.2 million, with a project IRR of 30.7%. Scott Wilson RPA did not review Jaguar’s tax model.
SENSITIVITY ANALYSIS
     Figure 1-1 shows the project sensitivity to various factors, including:
•	Head Grade

•	Gold Price

•	Operating Cost

•	Capital Cost

•	Exchange Rate

•	Mine Life

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SCOTT WILSON RPA	www.rpacan.com www.scottwilson.com
FIGURE 1-1 SENSITIVITY ANALYSIS
     The Project is most sensitive to gold price and head grade. The break even gold price resulting in zero pre-tax NPV at 12% is approximately $300 per ounce. At a gold price of $635 per ounce (July 27, 2006), the pre-tax NPV at 12% is $74.7 million. Possible impacts on head grades include assay bias and increased dilution. If assaying proves to be biased 10% low, head grades may be 10% higher, which would result in a pre-tax NPV at 12% of $43 million. If dilution rates are 20% (AngloGold test results) rather than 15% (Base Case estimate), head grades will be reduced by 5%, which would result in a pre-tax NPV at 12% of approximately $28 million.
     The long-term exchange rate used for the Project is US$1.00 = R$2.50, compared to the current rate of US$1.00 = R$2.29. The long-term rate has been chosen based on economic forecasts by Brazilian banks. For Base Case cash flow estimation, actual exchange rates were used for costs incurred up to June 30, 2006. The remainder of pre-

1-7

SCOTT WILSON RPA	www.rpacan.com www.scottwilson.com
production capital to be spent was converted using an exchange rate of US$1.00 = R$2.19. Sustaining capital and operating costs use the long-term exchange rate.
     Other key sensitivities, in addition to the aforementioned, are operating costs, and capital cost, and mine life. The sensitivities are summarized in the following table as pre-tax NPV at 12% discount.
TABLE 1-2 SENSITIVITY DATA
Jaguar Mining Inc – Turmalina Project

	- 20%	-10%	Base Case	+ 10%	+ 20%

Gold Price ($/oz)	360	405	450	495	540
Pre-tax NPV ($ million)	$12.7	$22.8	$33.0	$43.1	$53.2

Grade (g/t)	4.86	5.46	6.07	6.68	7.28
Pre-tax NPV ($ million)	$12.8	$22.9	$33.0	$43.0	$53.1

Operating Costs ($ million)	$62.0	$78.5	$96.9	$117.3	$139.6
Pre-tax NPV ($ million)	$41.8	$37.4	$33.0	$28.5	$24.1

Capital Costs ($ million)	$20.2	$25.6	$31.6	$38.2	$45.4
Pre-tax NPV ($ million)	$37.5	$35.2	$33.0	$30.7	$28.4

Exchange Rate (R$/$)	2.00	2.25	2.50	2.75	3.00
Pre-tax NPV ($ million)	$14.5	$24.9	$33.0	$39.7	$45.2

Mine Life (Mt)	2.3	2.6	2.9	3.2	3.5
Pre-tax NPV ($ million)	$25.6	$28.7	$33.0	$36.0	$38.9
The base case sensitivity to discount rate is shown as follows:
•	12% — pre-tax NPV = $ 33.0 million

•	10% — pre-tax NPV = $ 38.6 million

•	7.5% — pre-tax NPV = $ 47.2 million

•	5% — pre-tax NPV = $ 57.7 million

1-8

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TECHNICAL SUMMARY
     The Turmalina Project lies approximately 120 km northwest of Belo Horizonte and six kilometres south of the town of Pitangui, Minas Gerais, Brazil. The Project comprises seven contiguous concessions covering an area of 5,337 ha and was acquired from AngloGold in September 2004 for $US 4.0 million, payable in three equal installments of $1.35 million. Jaguar has 100% ownership subject to a 5% net revenue interest up to $10 million, and 3% thereafter, to an unrelated third party. In addition, there is a 0.5% net revenue interest payable to the legal landowner.
     Gold was first discovered in the area in the 16th century. During 1992 and 1993, AngloGold (AngloGold Limited at that time) mined 373,000 t of oxide mineralization from an open pit on the Turmalina Zone and recovered 35,500 oz of gold using heap leach technology. Subsequently, AngloGold explored a possible downward sulphide extension by driving a ramp beneath the pit and drifting on two levels in the mineralized zone at approximately 50 m and 75 m below the pit floor.
     The Turmalina Deposit is hosted by rocks of the Archaean Rio das Velhas greenstone belt in the Quadrilátero Ferrífero region, one of the major gold provinces in the world. The Pitangui area is underlain by rocks of Archaean and Proterozoic age. Archaean units include a granitic basement, overlain by the Pitangui Group, a sequence of ultramafic to intermediate volcanic flows and pyroclastics, and associated sediments. The predominant rock types in the deposit are metamorphosed pelites and tuffs. Gold mineralization is associated with higher levels of sericite, quartz, and biotite. Some fraction of the gold mineralization in the Turmalina Deposit may be due to primary, exhalative deposition associated with the banded iron formation, however, the deposit can be broadly classified as epigenetic, related to a mesothermal system that localized auriferous silicification in local structural features within a wider shear zone.
     The Turmalina Deposit comprises three zones, the Principal, NE, and CD Zones. The Principal Zone strikes azimuth 110º and dips at 55º-60º. Gold grade zoning indicates a

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SE plunge of approximately 65º. The zone is 200 m to 250 m long and ranges in horizontal width from two metres to 30 m, averaging approximately eight metres. The NE Zone lies 50 m to 100 m east of the Principal Zone and has a similar attitude. It is approximately 200 m long and ranges from one metre to 12 m in horizontal width, averaging approximately three metres. Mineralization extends to at least 350 m below surface. The CD Zone includes two narrow sub-zones approximately 50 m vertically by 50 m horizontally, ten metres in the hangingwall and ten metres in the footwall of the Principal Zone.
     Since September 2004, Jaguar has completed a three-phase surface exploration program consisting of 93 diamond drill holes for a total of 30,196 m. The sampling approach and methodology, sample preparation and analysis, data verification, and quality assurance/quality control systems conform to industry standards.
     Jaguar geology staff completed the correlation of the mineralized zones using a 1.0 g/t Au cutoff grade and a 1.0 m minimum width. Moreno & Associados of Belo Horizonte, Minas Gerais, Brazil, completed the mineral resource estimate using a block model methodology. The mineral resources are summarized in Table 1-3.

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TABLE 1-3 MINERAL RESOURCES — JULY 2006
Jaguar Mining Inc. — Turmalina Project

	Principal Zone		NE Zone		CD Zone		TOTAL
	Tonnes	Grade	Tonnes	Grade	Tonnes	Grade	Tonnes	Grade	Cont. Au
	(t)	(g/t)	(t)	(g/t)	(t)	(g/t)	(t)	(g/t)	(oz)

Measured	276,000	6.1					276,000	6.1	54,000
Indicated	1,830,000	7.8	748,000	5.6			2,577,000	7.1	590,000
Meas + Indic	2,106,000	7.6	748,000	5.6			2,854,000	7.0	644,000

Inferred	554,000	7.0	256,000	5.5	218,000	5.8	1,027,000	6.4	211,000
Notes:
1.	CIM definitions were followed for Mineral Resources.

2.	Mineral Resources are estimated at a cutoff grade of 1.0 g/t Au.

3.	A minimum mining width of 1.0 metres was used.

4.	Rows and columns may not total due to rounding.

5.	Mineral resources exclude previous production.

6.	The mineral resources are inclusive of mineral reserves.
     Mineral reserves have been estimated based on the mineral resources. Mining factors have been applied. The breakeven cutoff grade based on operating costs of $33.23 per tonne and a gold price of $450 is approximately 2.6 g/t Au. The incremental cutoff is approximately 1.5 g/t Au. Due to the lack of selectivity in the mining method, all resources within the 1.0 g/t Au envelope have been considered for reserves.
TABLE 1-4 MINERAL RESERVES — JULY 2006
Jaguar Mining Inc. — Turmalina Project

	Principal Zone		NE Zone		CD Zone		TOTAL
	Tonnes	Grade	Tonnes	Grade	Tonnes	Grade	Tonnes	Grade	Cont. Au
	(t)	(g/t)	(t)	(g/t)	(t)	(g/t)	(t)	(g/t)	(oz)

Proven	234,000	5.5					234,000	5.5	41,000
Probable	2,017,000	6.8	665,000	4.9			2,682,000	6.3	546,000
Total	2,252,000	6.7	665,000	4.9			2,916,000	6.3	587,000

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Notes:
1.	Based on a gold price of $450 per ounce

2.	Cutoff grade = 1.0 g/t

3.	Dilution overall = 15%

4.	Extraction = 89%

5.	Reserves estimated according to CIM definitions

6.	Rows and columns may not add exactly due to rounding
     Production based on the mineral reserves in Table 1-4 is further modified by a mine call factor of 97%, applied to grade. Base Case production totals 2,916,000 tonnes at a grade of 6.1 g/t Au.
     Jaguar proposes an open pit operation to mine approximately 3% of the mineral reserves. The open pit mine will produce 92,000 tonnes of ore at a grade of 5.4 g/t Au, and a strip ratio of 2.57:1. The open pit phase will be followed by an underground mining operation using sublevel stoping with paste backfill in the Principal Zone, and mechanized cut and fill in the NE Zone, to produce 1,000 tpd.
     The open pit is a remnant of the original AngloGold pit. The open pit design assumes approximately 40% of total stripping (238,000 t) is weathered and altered material that will not require blasting. Mining is in progress by contractor, with approximately 75% of stripping complete as of July 2006. Ore mining has commenced. Ore is hauled to a stockpile at the plant, approximately 1.3 km, and waste is hauled to the dumps, approximately one kilometer.
     The underground mine will supply the large majority of millfeed during the mine life. Mining will be carried out in two zones – the Principal Zone, comprising 77% of the underground reserve and the NE Zone, comprising 23%.
     The Principal Zone was explored previously during the AngloGold open pit program. An access ramp at a grade of 12% was developed from outside the open pit and two levels were developed. Test mining extracted approximately 17,000 t of ore, grading 5.24 g/t Au. Dilution was estimated to be 20%.

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     The Study proposes to mine the Principal Zone by sublevel stoping with paste backfill and the NE Zone by mechanized cut and fill, using waste fill.
     The Principal Zone is a tabular body, dipping at approximately 55o to 75o. The Zone is an average of 8.3 m wide over a strike length of approximately 200 m to 250 m. The zone has been traced from surface at the bottom of the open pit at 690 masl to a depth of approximately minus 50 masl. Present reserves extend to the 150 masl elevation. Inferred resources extend to depth, offering good potential for extension of the mine life. Ore grade mineralization occurs in two main plunging shoots within the zone.
     The NE Zone is tabular as well, dipping the same as the Principal Zone, but is much narrower, averaging approximately 2.7 m in width. The NE Zone reserves extend from 675 masl to a depth of approximately 200 masl and resources extend to approximately 0 masl. The Zone strike length is approximately 150 m to 200 m.
     The Principal Zone will be mined using longitudinal sublevel stoping. Access will be by extension of the existing ramp (5 m x 5 m, minus 15% grade). Sublevels will be at 20 m intervals with a five metre sill pillar left at every sixth sublevel, or 120 m. A 15 m crown pillar will be left beneath the open pit. Stope access (4 m x 4 m) will be via a central drift, with mining on a retreat basis within the stope. The stopes will be blasted in rings from sublevels on 20 m lifts, with three lifts per stope. The plan calls for extracting all of the ore in a volume 60 m high by full strike length (up to 200 m) by ore width (8.3 m average), then backfilling. Paste fill will be used to fill the stope before mining commences on the sublevel above. The paste, containing 4% cement, will be piped from the paste fill plant on surface through boreholes and be distributed in the mine by a piping network. In Scott Wilson RPA’s opinion, there is some risk related to the size of the openings to be filled and consideration should be given to filling smaller openings on a more frequent basis. This can be done with the present layout, however, it will introduce curing time to the cycle and stoping productivity will be affected. This can be mitigated by having more workplaces available. Another option is to leave sacrificial pillars in the

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stopes. Scott Wilson RPA recommends that these options be studied for incorporation into the mine schedule.
     For the NE Zone, a separate ramp will branch off from the Principal Zone ramp. Stopes will be approximately 60 m vertical, with five metre sill pillars. Access to the stope will be by jump ramps from the main ramp. Backfilling material will come from two sources — waste generated at the open pit mine and waste generated by the underground development work. Surface waste will be excavated by loader/truck and dumped in a fill pass. Underground waste will trucked to the required area.
     The process plant will employ a conventional CIP circuit for gold recovery. The estimated overall metallurgical recovery is 90%, based on a 92% leaching recovery and 97.8% adsorption/smelting recovery. The process flowsheet includes three-stage crushing/screening to minus 3/8”, primary grinding using a rod mill, secondary grinding using a ball mill, thickening, leaching, CIP carbon adsorption, elution, electrowinning, and smelting.
     Tailings from the process plant will be pumped to a paste fill plant, where they will be dewatered. Cement will be added and the paste will be delivered underground by gravity. During times when underground fill is not required, the paste will be directed to the mined out open pit or, later, a tailings pond facility. Jaguar estimates that approximately 60% of tailings will be re-used as backfill, 10% will go into the open pit, and 30% will be stored in the tailings pond. Future changes in reserves would impact these ratios.
     Tailings pond location, design, and cost estimation have not been finalized – an allowance of $1 million has been included in the Base Case, based on Jaguar’s experience in building tailings ponds at other operations.
     Manpower for the Project operating period totals 248. It is based on productivity estimates for mining, and general convention for the other areas. Salaries have been established to be competitive in the region. Monthly base salaries range from $250 for an entry level position to $400 for a tradesman or experienced miner. A senior engineer

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salary is in the order of $2,700 per month. Senior management salaries are approximately $4,800 per month. Burden on top of the base salaries averages approximately 115%.
     As of the time of this report, Jaguar had obtained all permits required for construction and development work, which was in progress.
     Pre-production construction and development, is scheduled to be completed in September 2006. Plant start-up is scheduled for October 2006, processing stockpiled open pit and underground development ore. Ore from Principal and NE Zone stopes is scheduled for the start of 2007. The plant is scheduled to ramp up to full production of 30,000 tonnes per month by mid-2007. Jaguar reports construction progress to date:

•	Access	100% complete
•	Site Preparation	100% complete
•	Buildings	98% complete
•	Civil works (mainly concrete)	56% complete
•	Structural steel	16% complete
•	Tanks, platework	17% complete
•	Electrical (incl. 5 km power line)	0% complete
•	Piping	0% complete
•	Instrumentation	0% complete
•	Paste fill plant	0% complete
     Total pre-production and ongoing capital costs have been estimated by MSOL and TechnoMine and are summarized in the following table. The costs include a contingency of 10%.

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TABLE 1-5 CAPITAL COSTS
Jaguar Mining Inc. – Turmalina Project

$ ‘000’s

Open Pit Mining	374
Underground Mine Development	3,341
Underground Mine Equipment	3,963
Plant Equipment	5,260
Plant Construction	7,984
Infrastructure Construction	1,897
Land Acquisition	2,118
EPCM	4,020
Commissioning	45
Environment	1,543
Tailings Dam	1,000

Total	$31,545
     Pre-production costs included above total $28.7 million, with $15.8 million incurred or committed as of June 30, 2006. Jaguar estimates that the cost to complete pre-production construction and development is $12.9 million. $2.8 million in ongoing capital costs include the final land acquisition payment ($350,000), environmental testing ($80,000), tailings pond construction ($1 million), and closure costs ($1.4 million). Capital costs do not include working capital or salvage credits upon closure.
     Operating costs have been estimated from first principles and are shown in the following table:
TABLE 1-6 OPERATING COSTS
Jaguar Mining Inc. – Turmalina Project

$/ tonne milled

Underground Mining	16.60
Processing	13.93
G&A	2.58
Environment	0.12

Total	$33.23

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2 INTRODUCTION AND TERMS OF REFERENCE
     Scott Wilson Roscoe Postle Associates Inc. (Scott Wilson RPA) was retained by Jaguar Mining Inc. (Jaguar) to prepare an independent Technical Report on the Turmalina Project (the Project), near Pitangui, Minas Gerais, Brazil. Mineração Serras do Oeste Ltda. (MSOL), a division of Jaguar, purchased the Project from AngloGold Ashanti (AngloGold) in September 2004 and conducted a Phase 1 exploration program consisting of 23 diamond drill holes. Jaguar estimated measured plus indicated resources of 1.8 Mt grading 6.83 g/t Au and, in 2005, commissioned TechnoMine Services LLC (TechnoMine) of Salt Lake City, Utah, to prepare a feasibility study. Scott Wilson RPA, known as Roscoe Postle Associates Inc. (RPA) at that time (2005), reviewed the mineral resources and TechnoMine Study and recommended additional diamond drilling to upgrade resources below the 400 m elevation. Jaguar completed a second phase, 5,435-metre, 19 hole diamond drilling program in February 2006 and reported updated measured plus indicated mineral resources of 2.5 Mt grading 7.0 g/t Au. Jaguar conducted a third phase, 13,589-metre, 29-hole diamond drilling from March to May 2006. Based on the total of 30,196 metres in 93 holes, Jaguar estimated the mineral resources and mineral resources.
     The purpose of this report is to review the Phase 3 diamond drilling program, mineral resource and mineral reserve estimates, life of mine plan, and economic analysis.
     Graham Clow, P.Eng., Consulting Mining Engineer and Managing Director of Scott Wilson RPA, and Wayne Valliant, P.Geo., Associate Consulting Geologist with Scott Wilson RPA, conducted a site visit on June 5-7, 2005. Mr. Clow reviewed the mine design and plan, metallurgical testwork, infrastructure, and financial analyses. Mr. Valliant reviewed the geology, mineral resources, and mineral reserves. Mr. Valliant returned to the site on January 16, 2006, to review the Phase 2 drilling program. This report has been prepared under the supervision of Mr. Clow, who also contributed to

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Sections 1, 2, 16, 18, 19, and 20. Mr. Valliant prepared the remaining Sections of the report.
     During the site visits and preparation of this report, discussions were held with:
•	Juvenil Felix, Chief Operating Officer & Director, Jaguar

•	Adriano Luiz do Nascimento, Vice-President, Exploration & Engineering, MSOL

•	Jaime Duchini, Chief Geologist, MSOL

•	William Fagundes Campos, Sr. Exploration Geologist, MSOL

•	Angelo Afonso, Operations Manager

•	Rogério Moreno, Moreno & Associados

•	Ivan C. Machado, Principal, TechnoMine Services, LLC
     The documentation reviewed, and other sources of information, are listed at the end of this report in Section 21 References.

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LIST OF ABBREVIATIONS
     Units of measurement used in this report conform to the SI (metric) system. All currency in this report is US dollars ($) unless otherwise noted.

µ	micro (one-millionth)	km2	square kilometre
°C	degree Celsius	kPa	kilopascal
°F	degree Fahrenheit	kVA	kilovolt-amperes
µg	microgram	kW	kilowatt
A	ampere	kWh	kilowatt-hour
a	annum	l	liter
bbl	barrels	l/s	litres per second
Btu	British thermal units	lb	pound
C$	Canadian dollars	m	metre
cal	calorie	M	mega (million)
CFM	cubic feet per minute	m2	square metre
cm	centimetre	m3	cubic metre
cm2	square centimetre	m3/h	cubic metres per hour
ct	carat (0.2 grams)	masl	metres above sea level
d	day	min	minute
dia.	diameter	mm	millimetre
dmt	dry metric tonne	mph	mile per hour
dwt	dead-weight ton	MVA	megavolt-amperes
ft.	foot	MW	megawatt
ft./s	foot per second	MWh	megawatt-hour
ft.[2]	square foot	opt, oz/st	ounce per short ton
ft.[3]	cubic foot	oz.	troy ounce (31.1035g)
g	gram	oz./dmt	ounce per dry metric tonne
G	giga (billion)	ppm, ppb	part per million; billion
gal	Imperial gallon	psia	pound per square inch absolute
g/l	gram per litre	R$	Brazilian Reals
g/t	gram per tonne	s	second
gpm	Imperial gallons per minute	st	short ton
gr/ft.[3]	grain per cubic foot	stpa	short ton per year
gr/m3	grain per cubic metre	stpd	short ton per day
ha	hectare	t	metric tonne
hp	horsepower	tpa	metric tonne per year
hr	hour	tpd	metric tonne per day
in.	inch	$	United States dollar
in.[2]	square inch	USg	United States gallon
j	joule	USgpm	US gallon per minute
k	kilo (thousand)	v	volt
kcal	kilocalorie	W	watt
kg	kilogram	wmt	wet metric tonne
km	kilometre	Yd.[3]	cubic yard
km/h	kilometre per hour	yr	year

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3 RELIANCE ON OTHER EXPERTS
     This report has been prepared by Scott Wilson Roscoe Postle Associates Inc. (Scott Wilson RPA) for Jaguar Mining Inc. (Jaguar). The information, conclusions, opinions, and estimates contained herein are based upon:
o	Information available to Scott Wilson RPA at the time of preparation of this report,

o	Assumptions, conditions, and qualifications as set forth in this report, and

o	Data, reports, and opinions supplied by Jaguar and other third party sources listed as references.
     Scott Wilson RPA relied on Jaguar for information regarding the current status of legal title, property agreements, corporate structure, and environmental information and status. Scott Wilson RPA has not researched property title or mineral rights for the Turmalina Project and expresses no legal opinion as to the ownership status of the Project.

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4 PROPERTY DESCRIPTION AND LOCATION
     The Turmalina Project lies approximately 120 km northwest of Belo Horizonte and 6 km south of the town of Pitangui, Minas Gerais, Brazil. A general location map of the Project is shown in Figure 4-1.
     The Turmalina Project comprises seven contiguous concessions covering an area of 5,337 ha, as summarized in Table 4-1 and illustrated in Figure 4-2. Jaguar acquired 100% ownership of the Project from AngloGold in September, 2004, for $1.35 million, comprised of $600,000 paid at closing, $400,000 payable upon receipt of the installation license, and a final instalment of $350,000 due on the earlier of the date that is nine months after commercial operations commence or September 30, 2007. Jaguar’s ownership is subject to a 5% net revenue interest up to $10 million and 3% thereafter, to an unrelated third party. In addition, there is a 0.5% net revenue interest payable to the legal landowner.
TABLE 4-1 PROPERTY DESCRIPTION
Jaguar Mining Inc. — Turmalina Project

DNPM* Concession	Area (ha)

832203/03	996
812004/75	880
803470/78	952
830027/79	120
812003/75	980
832643/03	550
831617/03	859

*	Departmento Nacional de Produção Mineral

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TURMALINA PROJECT
VENEZUELA
GUYANA
Georgetown
Paramaribo
SURINAME
FRENCH GUIANA
Cayenne
COLOMBIA
Boa Vista
Manaus
Careiro
Benjamin Constant
Itaituba
Jacareacanga
Humaitá
BRAZIL
Pôrto Velho
Rio Branco
Vilhena
PERU
Cuiabá
La Paz
BOLIVIA
Brasilia
Goiânia
Minas Gerais State
Pirapora
Montes Claros
Uberlândia
Belo Horizonte
Vitória
Volta Redonda
Niterói
Rio de Janeiro
São Paulo
Santos
Campo Grande
Dourados
PARAGUAY
Asunción
Foz do Iguaçu
Curitiba
Florianópolis
Antofagasta
CHILE
ARGENTINA
São Borja
Pôrto Alegre
Osório
Pelotas
URUGUAY
Santiago
Buenos Aires
Montevideo
Pacific Ocean
Natal
Maceió
Aracaju
Salvador
Barreiras
Ibotirama
Vitória da Conquista
Pôrto Seguro
Gurupi
Xingu
72°W
60°
48°
36°
0°
12°S
24°
N
550,000
600,000
650,000
7,850,000
7,800,000
7,750,000
Sete Lagoas
Pedro Leopoldo
Lagoa Santa
Pitangui
Ribeirão das Neves
Santa Luzia
Pará de Minas
Belo Horizonte
Contagem
Caeté
Sabará
Raposos
Nova Lima
Santa Bárbara
Betim
Ibirité
Itaúna
Rio Acima
Divinópolis
Brumadinho
Itabirito
Moeda
Mariana
Ouro Preto
50 km
Legend:
National Capital
Department Capital
Secondary City
Department Border
Road
Railroad
International Border
0 200 400 600 800 1000
Kilometres

BRAZIL
South America

Figure 4-1

Jaguar Mining Inc.

Turmalina Project

Minas Gerais State, Brazil

General Location Map

July 2006

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510,000
511,000
512,000
513,000
514,000
7,821,000
7,820,000
7,819,000
7,818,000
7,817,000
7,816,000
0 250 500 750 1000
Metres
N
DNPM 832203/03
DNPM 812004/75
Pontal II
Pontal
DNPM 830027/79
São João River
Pará Rive
Faina I
Faina II
Faina III
Satinoco
Turmalina
DNPM 812003/75
DNPM 803470/78
Satinoco Sudeste
Conceição do Pará
Figure 4-2
Jaguar Mining Inc.
Turmalina Project
Minas Gerais State, Brazil
Mining Concessions
Legend:
Exploration Permit
Mining Right
Open Pit
City
River
Road
Drainage
July 2006
Source: Jaguar Mining Inc., 2005

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5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY
     The Turmalina Project is accessed from Belo Horizonte by 120 km of paved highway northwest to the town of Pitangui, then 6 km south by paved road. Pitangui is a town of approximately 25,000 people. The local economy is based on agriculture, cattle breeding, and a small pig iron smelter. Manpower, energy, and water are readily available.
     The Project lies at approximately 700 masl. The Pitangui area terrain is rugged with numerous rolling hills. The area experiences six months (April to November) of warm dry weather, with the mean temperature slightly above 20ºC, followed by six months of tropical rainfall. Annual precipitation ranges from 1,300 mm to 2,500 mm and is most intense in December and January.

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6 HISTORY
     Gold was first discovered in the area in the 16th century. AngloGold explored the area between 1979 and 1988 using geochemistry, geophysics, and trenching, which led to the discovery of the Turmalina, Satinoco, Faina, and Pontal Zones. During 1992 and 1993, AngloGold mined 373,000 t of oxide mineralization from an open pit on the Turmalina Zone and recovered 35,500 oz of gold using heap leach technology. Subsequently, AngloGold explored a possible downward sulphide extension by driving a ramp beneath the pit and drifting on two levels in the mineralized zone at approximately 50 m and 75 m below the pit floor. The underground workings were channel sampled, collecting approximately 2,000 samples. Scott Wilson RPA was unable to determine the methodology of collection or analysis of the channel samples. The sample spacing is approximately three metres along the length of the drifts and a maximum of one metre across the drift. Based on the results of the underground exploration program, 22 diamond drill holes, for a total of 5,439 m, were drilled from surface to test for a further downward extension of the sulphide mineralization. Jaguar was able to obtain the AngloGold diamond drill logs, although most of the core had been lost or destroyed. Scott Wilson RPA was unable to determine the sample method, analysis, security, or quality control used in the AngloGold drill program. Table 6-1 summarizes the highlights of the AngloGold diamond drill program as reported on the logs.

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TABLE 6-1 ANGLOGOLD, DIAMOND DRILL HIGHLIGHTS
Jaguar Mining Inc. — Turmalina Project

							GRADE CUT TO
HOLE NO.	FROM	TO	CORE LT.	DIP	~TRUE W.	GRADE UNCUT	30 g/t
	(m)	(m)	(m)	Degrees	(m)	(g/t)	(g/t)

FMT-01	121.68	137.5	15.82	-45	15.8	6.36
	142.28	144.99	2.71		2.7	21.59	17.53
FMT-02	95.49	97.07	1.58	-43	1.5	8.99
FMT-03	79.52	82.17	2.65	-59	2.2	3.44
	83.73	86.26	2.53		2.1	3.33
FMT-04	No significant values			-52
FMT-05	153.07	155.88	2.81	-75	1.8	7.52
FMT-06	62.18	62.75	0.57	-74	0.4	6.53
	69.89	76.98	7.09		4.5	5.27
	156.25	156.69	0.44		0.3	15.59
FMT-07	No significant values			-44
FMT-08	151.80	155.40	3.60	-69	2.60	2.48
FMT-09	83.84	85.54	1.70	-80	0.70	2.07
	187.39	196.98	9.59		4	9.32
FMT-10	109.18	115.63	6.45	-60	5.40	4.79
FMT-11	13.53	16.75	3.22	-55	2.90	2.73
	29.35	30.85	1.50		1.40	33.21	13.36
	132.96	136.20	3.24		2.90	16.42	14.97
FMT-12	57.04	57.77	0.73	-85	0.40	11.71
	170.76	172.78	2.02		1	4.15
	178.20	180.11	1.91		1.00	11.27
FMT-13	140.08	141.89	1.81	-85	0.90	12.47
	150.18	157.46	7.28		3.60	5.39
FMT-14	256.73	261.70	4.97	-87	2.20	9.91
	267.93	273.60	5.67		2.60	8.47
FMT-15	184.46	186.15	1.69	-84	0.80	3.53
FMT-16	56.87	58.05	1.18	-81	0.70	4.49
	198.88	200.40	1.52		0.90	3.77
	207.08	207.66	0.58		0.30	16.44
FMT-17	539.40	545.09	5.69	-87	2.60	3.24
FMT-18	190.83	194.02	3.19	-85	1.60	7.40
FMT-19	255.82	256.24	0.42	-81	0.25	16.91
	264.33	266.50	2.17		1.30	5.15
FMT-20	465.44	467.60	2.16	-87	1.00	8.41
	548.30	549.58	1.28		0.60	5.36
FMT-21	No significant values			-85
FMT-22	22.58	25.75	3.17	-80	1.90	3.67
	35.85	41.80	5.95		3.60	8.00
	55.08	60.00	4.92		3.00	7.61
	192.42	193.00	0.58		0.30	11.98

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     TechnoMine (2005) reports that AngloGold carried out the following metallurgical testwork:
•	Metallurgical testwork in 1987 on 65 kg of mineralized core, 90% minus 200 mesh. Recovery by direct cyanidation (apparently bottle roll tests) yielded 91.4%.

•	Metallurgical testwork in 1992 on mineralized material from the 640 m level, 50 m below the pit floor. Recovery by direct cyanidation (apparently bottle roll tests) yielded 90.3%.

•	Metallurgical testwork in 1993 on a 44.9 t sample, grading 5.84 g/t gold, from the 640 m and 626 m levels. Samples crushed to 90% and 100% minus 400 mesh yielded recoveries of 86% and 93%, respectively, using direct cyanidation (apparently tank tests).

•	Metallurgical testwork in 1994 on a 17,000 t bulk sample grading 5.24 g/t. The bulk sample was treated at AngloGold’s Nova Lima Pilot Plant, near Belo Horizonte.
     Jaguar purchased the Project from AngloGold in September 2004 and, during 2005, conducted a surface exploration program consisting of 23 diamond drill holes for a total of 5,789 m. The drilling was contracted to Mata Nativa Comércio e Serviços Ltda., an independent drill contractor from Nova Lima, Minas Gerais, Brazil. Holes were started with HQ (63.5 mm) diameter core, and reduced to NQ (47.6 mm) further down the hole, normally at the oxide-sulphide transition. The holes were logged manually, recording lithology, alteration, mineralogy, and structure. Samples from mineralized zones were collected as described in Section 12 of this report. The data was transferred to a database in digital spreadsheet format.
     Concurrent with the drill program, Jaguar opened the portal of the ramp, previously sealed by AngloGold, and rehabilitated and mapped the two underground levels.
     Highlights of the Jaguar Phase 1 diamond drill program are described in Section 11 of this report.
     Based on the channel sample and diamond drill information, Jaguar estimated mineral resources using a 1.0 g/t cutoff grade and a gold price of $375 per ounce. Scott Wilson

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RPA reviewed the database, QA/QC program, and resource methodology and concurred that they were NI43-101 compliant. The mineral resources reported in the 2005 technical report are summarized in Table 6-2.
TABLE 6-2 MINERAL RESOURCES – SEPTEMBER 2005
Jaguar Mining Inc. — Turmalina Project

	Principal			NE			Total
	Tonnes	Grade	Cont Au	Tonnes	Grade	Cont Au	Tonnes	Grade	Cont Au
	(t)	(g/t)	(oz)	(t)	(g/t)	(oz)	(t)	(g/t)	(oz)

Measured	390,000	5.2	65,000				390,000	5.2	65,000
Indicated	1,125,000	7.6	276,000	303,000	6.0	58,000	1,428,000	7.4	334,000
Meas + Indic	1,515,000	7.0	341,000	303,000	6.0	58,000	1,818,000	6.8	399,000

Inferred	584,000	8.2	153,000	248,000	6.1	49,000	832,000	7.6	202,000
Notes:
1.	CIM definitions were followed for Mineral Resources.

2.	Mineral Resources are estimated at a cutoff grade of 1.0 g/t Au.

3.	Mineral Resources are estimated using an average long-term gold price of $375 per ounce

4.	A minimum mining width of 2.0 metres was used.

5.	Rows and columns may not total due to rounding.
     Based on the mineral resources in Table 6-2, Jaguar estimated mineral reserves. Mineral reserves included 15% dilution and 91% extraction factors and were based on a 1.0 g/t cutoff grade and a gold price of $375 per ounce. The mining factors and cutoff grade were derived from the TechnoMine Study. Scott Wilson RPA reviewed the work and concurred that the mineral reserve estimate was NI43-101 compliant.

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TABLE 6-3 MINERAL RESERVES – SEPTEMBER 2005
Jaguar Mining Inc. — Turmalina Project

	Principal			NE			Total
	Tonnes	Grade	Cont Au	Tonnes	Grade	Cont Au	Tonnes	Grade	Cont Au
	(t)	(g/t)	(oz)	(t)	(g/t)	(oz)	(t)	(g/t)	(oz)

Proven	411,000	4.4	59,000				411,000	4.4	59,000
Probable	1,184,000	6.8	259,000	310,000	5.3	52,000	1,494,000	6.5	311,000

Total	1,595,000	6.2	318,000	310,000	5.3	52,000	1,905,000	6.0	370,000
Notes:
1.	Based on a gold price of $375 per ounce

2.	Cutoff grade = 1.0 g/t

3.	Dilution overall = 15%

4.	Extraction = 91%

5.	Reserves estimated according to CIM definitions

6.	Rows and columns may not total due to rounding.
     Scott Wilson RPA recommended additional diamond drilling to expand the resource base. Jaguar subsequently drilled an additional 5,435 m in 19 holes and re-estimated the mineral resources as summarized in Table 6-4. Highlights of the Jaguar Phase 2 diamond drilling program are described in Section 11 of this report.
TABLE 6-4 MINERAL RESOURCES – MARCH 2006
Jaguar Mining Inc. — Turmalina Project

	Principal			NE			Total
	Tonnes	Grade	Cont. Au	Tonnes	Grade	Cont. Au	Tonnes	Grade	Cont. Au
	(t)	(g/t)	(oz)	(t)	(g/t)	(oz)	(t)	(g/t)	(oz)

Measured	362,000	6.1	71,000				362,000	6.1	71,000
Indicated	1,521,000	8.3	406,000	612,000	4.3	85,000	2,133,000	7.2	491,000
Meas + Indic	1,884,000	7.9	477,000	612,000	4.3	85,000	2,495,000	7.0	562,000

Inferred	106,000	6.5	22,000	72,000	3.5	8,000	178,000	5.3	30,000
Notes:
1.	CIM definitions were followed for Mineral Resources.

2.	Mineral Resources are estimated at a cutoff grade of 1.0 g/t Au.

3.	Mineral Resources are estimated using an average long-term gold price of $375 per ounce

4.	A minimum mining width of 2.0 metres was used.

5.	Rows and columns may not total due to rounding.

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     Jaguar did not re-estimate mineral reserves following the Phase 2 diamond drilling program.
     Jaguar completed a Phase 3 diamond drilling program in May 2006 and prepared mineral resource and reserve estimates, an updated life of mine plan, and cash flow, as described in Sections 10 to 18 of this report.

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7 GEOLOGICAL SETTING
REGIONAL GEOLOGY
     The Turmalina Deposit is hosted by rocks of the Archaean Rio das Velhas greenstone belt in the Quadrilatero Ferrifero region, one of the major gold provinces in the world. The Rio Das Velhas Supergroup is further subdivided into the Nova Lima and Maquiné Groups. The Nova Lima Group, which hosts most of the gold deposits in the region, is comprised of clastic sediments, pyroclastics, volcanic flows, chemical sediments, and banded iron formations. There is no widely accepted stratigraphy for the Nova Lima Group due to intense deformation, hydrothermal alteration, and weathering.
     The Rio Das Velhas Supergroup unconformably overlies the tonalite, trondjemite basement. The Proterozoic Minas Supergroup overlies the Rio Das Velhas Supergroup and consists of clastic and chemical sediments, including rich hematite mineralization and minor metavolcanics.
     Gold mineralization in the Iron Quadrangle is most commonly associated with the banded iron formations and cherts of the Nova Lima Group, and are located along regional structural lineaments. The most important structures are NW and NE striking, thrust-related, oblique ramps or EW striking transcurrent faults, the latter being the most favoured location for gold deposition.
     The regional geology is illustrated in Figure 7-1 and a stratigraphic column is provided in Figure 7-2.

7-1

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TURMALINA PROJECT
N
7,850,000
7,800,000
7,750,000
550,000
600,000
650,000
SETE LAGOAS
Pedro Leopoldo
Lagoa Santa
Pitangui
Ribeirão das Neves
Santa Luzia
BELO HORIZONTE
Pará de Minas
Sabará
Caeté
Santa Bárbara
CONTAGEM
BETIM
Raposos
Nova Lima
Ibirité
Itauna
Rio Acima
Divinópolis
Brumadinho
Moeda
Legend:
Cenozoic Cover
Mafic/Ultramafic Rocks
São Francisco Supergroup
Espinhaço Supergroup
Minas Supergroup
Rio Das Velhas Supergroup
Granitoids
Basement Complexes
0 5 10 15 20 25
Kilometres
July 2006
Figure 7-1
Jaguar Mining Inc.
Turmalina Project
Minas Gerais State, Brazil
Regional Geology

7-2

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Supergroup
Group
Formation
Lithological Association
Maximum Thickness (m.)
Itacolomi Series (Undivided)
Orthoquartzite, protoquartzite, conglomerate, grit, phyllite, and phyllitic quartzite.
2,000 (?)
Angular unconformity
Minas
Piracicaba
Sabará
Chlorite schist, phyllite, metatuff, graywacke, till oid, quartzite, conglomerate, and minor BIF.
3,000 (?)
Local unconformity
Tbarreiro
Phyllite and graphitic phyllite.
150
Taboões
Orthoquartzite.
125
F. Do Funil
Phyllite, dolomitic phyllite, and siliceous dolomite.
410
Cercadinho
Ferrginous quartzite, quartzite, phyllite, and ferruginous phyllite. Conglomerate and dolomite are less common.
600
Local unconformity
Itabira
Gandarela
Dolomite and minor limestone, dolomitic BIF, BIF, and dolomitic phyllite.
600
Cauê
Oxide-facies BIF, dolomitic BIF, minor phyllite and dolomite.
350 +
Caraça
Batatal
Phyllite, slightly graphitic phyllite, minor metachert and oxide-facies BIF.
250
Moeda
Orthoquartzite, conglomerate, sericitic quartzite, phyllite, and protoquartzite.
1,150
Angular unconformity
Rio das Velhas
Maquiné
Casa Forte
Protoquartzite, conglomerate, minor phyllite and subgraywacke.
400 +
Palmital
Phyllite, quartzite phyllite, protoquartzite and graywacke.
1,400
Local unconformity
Nova Lima
Upper Unit *
Pelitic rocks, graywacke, acidic volcaniclastic rocks, tuffaceous rocks, epiclastic rocks, Minor conglomerate.
4,000 +
Middle Unit *
Mainly basic and intermediate volcanic rocks. Acidic volcanic rocks, pelite, graywacke, and BIF layers are common.
Basal Unit *
Mainly basic and ultrabasic volcanic rocks. Acidic volcanic rocks, pelite, graywacke, and BIF layers are less common.
Tectonized contacts (thrusts)
Granitic-Gneissic Complex
Migmatized tonalitic-trondhjemitic to granodioritic gneisses.
Brasiliano orogeny
from 542 to 502 Ma (Cordani et al., 1980)
2,040 Ma
Transamazonian orogeny
2,125 Ma
Intense isotopic remobilization event in the 2,125-2,040 Ma interval (Rb-Sr and U-Pb methods). Cordani et al. (1980), Teixeira et al. (1987), B.de Oliveira and Teixeira (1990), and Machado and Noce (1993).
2,124 ±4 Ma (207Pb-206Pb). Machado et al. (1992).
Cata Preta, Bico de Pedra, Morro do Bule
2,4204 ±19 Ma (Pb-Pb - whole rock). Babinski et al. (1991, 1995).
Antônio Pereira
Jacutinga-type gold mineralization/deposits (e.g. - Itabira, Gongo Soco, Pitangui, Taquaril, Del Rey).
Passagem de Mariana, Morro Santana, Veloso.
Cata Branca
Paleoconglomerate-hosted gold deposits (e.g. - Gandarela, Ouro Fino, Terra Branca)
2,650 Ma (207Pb-206Pb). Machado et al. (1993)
Rio das Velhas orogeny
2,780-2,703 Ma interval (U-Pb method). Machado and Carneiro (1992).
2,776 +23/-10 Ma (U-Pb - zircon). Machado et al. (1993).
BIF-hosted gold deposits (e.g. - Morro Velho, Cuiabá, São Bento, Raposos, Lamego).
Shear zone-related lode-gold deposits (e.g. Tourmalina, Juca Vieira, Paciência, Cõrrego do Sîtio, Engenho D'água, Descoberto).
Intrusion-related (?) Lode gold deposits (e.g., Descoberto Piedade, Catita, Cubas, Pacheca).

Figure 7-2

Jaguar Mining Inc.

Turmalina Project

Minas Gerais State, Brazil

Stratigraphic Column
Iron Quadrangle

July 2006

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LOCAL GEOLOGY
     The Pitangui area is underlain by rocks of Archaean and Proterozoic age. Archaean units include a granitic basement, overlain by the Pitangui Group, a sequence of ultramafic to intermediate volcanic flows and pyroclastics, and associated sediments. The Turmalina Deposit is hosted by a pelitic unit within the Pitangui Group. A sequence of sheared, banded sulphide iron formation and chert lies stratigraphically below the deposit.
     Proterozioc units include the Minas Supergroup and the Bambui Group. The former includes basal quartzites and conglomerates as well as phyllites. Some phyllites, stratigraphically higher in the sequence, are hematitic. The Bambui is composed of calcareous sediments.
     The stratigraphy locally strikes azimuth 135º, as illustrated in Figure 7-3.

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510,000
511,000
512,000
513,000
514,000
7,821,000
7,820,000
7,819,000
7,818,000
7,817,000
7,816,000
0 250 500 750 1000
Metres
Source: Jaguar Mining Inc., 2005
July 2006
N
Pontal II
Pontal
Faina I
Faina II
Faina III
Satinoco
Turmalina
Satinoco Sudeste
Conceição do Pará
Legend:
Quartenary
Sedimentary Sequence
Intermediate Volcanic Sequence
Metasedimentary Sequence
Basal Volcanic Sequence
City
River
Road
Drainage

Figure 7-3

Jaguar Mining Inc.

Turmalina Project

Minas Gerais State, Brazil

Local Geology

7-5

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PROPERTY GEOLOGY
     The predominant rock types in the deposit are metamorphosed pelites and tuffs. Gold mineralization is associated with higher levels of sericite, quartz, and biotite. Fine banding is likely associated with shearing.
     The deposit lies approximately 200 m stratigraphically above a banded iron formation. Both the banded iron formation and the deposit are located within a shear zone approximately 500 m wide that strikes approximately azimuth 135º.
     A typical diamond drill cross section through the Principal Zone is presented in Figure 7-4.

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Elevation (m)
F-02
F-10 / F-13
F-09
F-14
F-17
OLD OPEN PIT
PLANNED OPEN PIT
OPEN PIT
Crown Pillar (15 m)
UNDERGROUND
690
670
640 LEVEL
626 LEVEL
2.72m @ 5.44g/t
5.42m @ 5.54g/t
500
10.30m @ 4.34g/t
9.59m @ 9.31g/t
400
14.10m @ 5.91g/t
300
215
5.69m @ 3.24g/t
includes
2.70m @ 5.12g/t

Figure 7-4

Jaguar Mining Inc.

Turmalina Mine

Minas Gerais State, Brazil

Diamond Drill Cross Section
(Looking West)

Legend:

Mineralized Zone
Pelites & Tuffs

July 2006

Source: Jaguar Mining Inc., 2005.

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8 DEPOSIT TYPES
     Some fraction of the gold mineralization in the Turmalina Deposit may be due to primary, exhalative deposition associated with the banded iron formation, however, the deposit can be broadly classified as epigenetic related to a mesothermal system that localized auriferous silicification in local structural features within a wider shear zone.
     The structure and mineralization style of the Turmalina Deposit is similar to the Juca Vieira, Santana, Corrego do Sitio, and Bela Fama Deposits, also located in the Iron Quadrangle in Minas Gerais, Brazil.

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9 MINERALIZATION
     The Turmalina Deposit comprises three zones, the Principal, NE, and CD Zones. The Principal Zone strikes azimuth 110º and dips at 55º-60º. Gold grade zoning indicates a SE plunge of approximately 65º and has been traced by diamond drilling to 550 m below surface. The zone is 200 m to 250 m long and ranges in horizontal width from 2.0 m to 30.0 m, averaging approximately eight metres. The NE Zone lies 50 m to 100 m east of the Principal Zone and has a similar attitude. It is approximately 230 m long and ranges from one metre to eight metres in horizontal width, averaging approximately 2.2 metres. Mineralization extends to at least 500 m below surface. The CD Zone includes two narrow sub-zones approximately 50 m vertically by 50 m horizontally, ten metres in the hangingwall and ten metres in the footwall of the Principal Zone.
     Mineralization is structurally controlled and is confined within steep boudin-like features within the plane of the shear zone.
     Gold mineralization in the Iron Quadrangle is normally classified as one of the three types:
1.	Oxide/Carbonate facies banded iron formation hosting massive or disseminated sulphides.

2.	Lapa Seca, a carbonate banded iron formation hosting massive or disseminated sulphides with visible gold.

3.	Silicified zones within shear zones hosting massive or disseminated sulphides with visible gold.
     The Turmalina mineralization is Type 3. Gold mineralization is proportional to the degree of silicification. Elevated levels of biotite and sericite are also good indicator minerals. Gold occurs as free gold, is associated with arsenopyrite, pyrrhotite, and pyrite, and is non-refractory. Total sulphide content is normally less than five percent.

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10 EXPLORATION
     Jaguar purchased the Project from AngloGold in September 2004, and since that time the exploration program has consisted entirely of diamond drilling and underground mapping and sampling as described in Section 11 and 12 of this report.

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11 DRILLING
     Jaguar conducted a Phase 1, 23-hole, 5,789 m diamond drill program in 2005 and a Phase 2, 19-hole, 5,435 m program in 2006, as described in previous Scott Wilson RPA technical reports (Clow and Valliant, 2005 and 2006a). The Phase 1 and Phase 2 databases were combined with data from a recently completed Phase 3, 29-hole, 13,589 m program to complete a current resource estimate. Consequently, the entire 93-hole, 30,196 m program will be described in this Section.
     The drilling for all phases was contracted to Mata Nativa Comércio e Serviços Ltda., an independent drill contractor from Nova Lima, Minas Gerais, Brazil. Coring using Longyear drills started with HQ (63.5 mm) diameter core and was reduced to NQ (47.6 mm) at the oxide-sulphide transition zone. Drill hole collars were surveyed. Down-hole surveys were made by Tropari or Sperry Sun instruments. Ninety-three holes were drilled, ranging in length from 126 m to 620 m. Hole inclinations at the collar ranged from -55º to -88º. Due to hole deviation, the inclinations were –35º to -80º when intersecting the mineralized zones. The mineralization dips at approximately 60º. Consequently, the holes intersected the plane of the mineralization at angles ranging from 40º to 90º, and the true width of the mineralization was 67% to 100% of the core length of the mineralization.
     Core recovery was high, at greater than 90%. Most problems with core recovery occurred at or above the oxide-sulphide transition. Core recovery in the mineralized zone was virtually 100%. Rock Quality Designation (RQD) measurements were not taken. The sample quality is good and there do not appear to be any drilling factors that would bias the results.
     Tables 11-1, 11-2, and 11-3 summarize the highlights of the Jaguar Phase 1, Phase 2, and Phase 3 diamond drill programs.

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TABLE 11-1 JAGUAR PHASE 1 DIAMOND DRILL HIGHLIGHTS
Jaguar Mining Inc. — Turmalina Project

			Core		True	Grade	Grade
	From	To	Length	Dip	Width	Uncut	Cut to 30 g/t
Hole No.	(m)	(m)	(m)	Degrees	(m)	(g/t)	(g/t)
FMT-23	221.10	240.40	19.30	-85	12.5	15.25	15.17
FMT-24	134.45	138.65	4.20	-60	4.0	3.04
FMT-25	147.65	161.25	13.60		12.5	6.82	6.00
FMT-26	166.35	190.65	24.30	-85	19.0	21.31	18.49
FMT-27	No significant values			-65
FMT-28	No significant values			-70
FMT-29	113.10	115.40	2.30	-72	1.6	6.77
	121.00	122.70	1.70		1.3	1.65
	199.90	201.80	1.90		1.5	2.74
FMT-30	167.35	167.75	0.40	-85	0.3	22.10
	171.95	172.35	0.40		0.3	8.20
FMT-31	No significant values			-85
FMT-32	1.80	7.30	5.50	-55	5.0	9.79
	29.30	30.45	1.15		1.3	5.50
FMT-33	No significant values			-88
FMT-34	74.85	84.00	9.15	-55	8.0	6.61
FMT-35	221.95	228.35	6.40	-70	5.5	4.12
	231.85	233.80	1.95		1.5	19.95	11.90
FMT-36	144.60	151.10	6.50	-85	6.0	1.15
FMT-37	240.60	242.50	1.90	-85	1.8	1.82
	288.95	303.25	14.30		14.0	17.32	15.43
FMT-38	285.70	290.00	4.30	-83	4.0	10.36
FMT-39	93.10	94.30	1.20	-55	1.1	5.10
	99.30	100.50	1.20		1.1	2.48
	127.70	128.40	0.70		0.6	14.30
FMT-40	250.40	250.90	0.50	-85	0.4	25.30
	253.60	253.90	0.30		0.2	16.30
FMT-41	198.20	202.30	4.10	-85	3.5	3.29
	293.35	295.10	1.75		1.6	8.22
FMT-42	107.20	109.80	2.60	-55	2.4	11.44
	162.30	166.90	4.60		4.3	7.37
FMT-43	No significant values			-55
FMT-44	314.20	328.80	14.60	-85	13.0	15.62	13.00
FMT-45	186.30	190.10	3.80	-85	3.0	7.21

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TABLE 11-2 JAGUAR PHASE 2 DIAMOND DRILL HIGHLIGHTS
Jaguar Mining Inc. — Turmalina Project

			Core		True	Grade	Grade
	From	To	Length	Dip	Width	Uncut	Cut to 30 g/t
Hole No.	(m)	(m)	(m)	Degrees	(m)	(g/t)	(g/t)

FMT-46	97.15	97.55	0.40	-80	0.27	6.70
FMT-47	63.30	67.00	3.70	-68	2.85	3.02
FMT-48	79.50	81.60	2.10	-60	1.83	2.02
FMT-48	87.90	89.30	1.40	-60	1.22	1.49
FMT-49	95.30	98.20	2.90	-60	2.52	8.29	5.34
FMT-50	58.20	60.00	1.80	-55	1.64	4.80
FMT-51	230.05	236.80	6.75	-68	5.19	5.81
FMT-52	265.50	266.50	1.00	-63	0.83	5.57
FMT-53	247.60	249.60	2.00	-62	1.74	7.64
FMT-53	325.40	329.90	4.50	-60	3.91	6.39
FMT-54	152.30	154.10	1.80	-62	1.57	3.73
FMT-55	168.35	169.45	1.10	-65	0.92	4.28
FMT-55	176.60	177.40	0.80	-65	0.67	6.21
FMT-56	No significant values
FMT-57	No significant values
FMT-58	97.25	99.90	2.65	-60	2.30	6.29
FMT-59	214.35	216.35	2.00	-62	1.74	3.11
FMT-59	328.45	330.30	1.85	-62	1.61	5.76
FMT-60	450.20	454.00	3.80	-48	3.62	11.32
FMT-61	454.90	455.90	1.00	-45	1.00	32.70	30.00
FMT-61	471.10	472.10	1.00	-45	1.00	5.44
FMT-61	481.50	483.40	1.90	-45	1.90	7.95
FMT-62	382.80	384.60	1.80	-45	1.80	8.12
FMT-62	459.40	461.30	1.90	-41	1.90	5.29
FMT-62	467.60	470.60	3.00	-41	3.00	5.85
FMT-63	459.10	462.40	3.30	-40	3.30	7.21
FMT-64	230.70	231.90	1.20	-50	1.14	1.89

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TABLE 11-3 JAGUAR PHASE 3 DIAMOND DRILL HIGHLIGHTS
Jaguar Mining Inc. — Turmalina Project

			Core		True
	From	To	Length	Dip	Width	Grade
Hole No.	(m)	(m)	(m)	Degrees	(~m)	(g/t)

FMT-65	458.15	460.75	2.60	-43	2.60	1.8
	523.70	525.50	1.80	-43	1.8	12.0
FMT-66	539.20	541.20	2.00	-35	2.0	12.0
FMT-67	358.65	360.65	2.00	-50	1.9	6.4
FMT-69	465.60	467.65	2.05	-63	1.7	4.9
	518.70	521.10	2.40	-47	2.4	5.6
FMT-70	483.00	489.95	6.95	-56	6.3	7.2
FMT-71	305.75	307.70	1.95	-59	1.7	8.9
	411.90	413.90	2.00	-48	1.9	6.0
FMT-72	401.50	403.60	2.10	-63	1.8	8.0
	459.40	460.40	1.00	-58	0.9	18.1
	484.00	486.00	2.00	-59	1.7	2.9
FMT-73	539.65	540.65	1.00	-35	1.0	7.6
FMT-74	482.10	483.00	0.90	-43	0.9	18.4
	552.40	554.40	2.00	-36	2.0	7.1
	564.10	568.15	4.05	-36	4.0	16.0
	579.40	582.40	3.00	-35	3.0	10.7
FMT-75	345.90	349.15	3.25	-67	2.7	7.1
	432.30	443.30	11.00	-61	9.6	3.1
FMT-76	465.00	466.00	1.00	-62	0.9	16.2
	489.05	490.90	1.85	-59	1.6	1.9
FMT-77	442.00	445.00	3.00	-48	2.9	3.3
	448.20	450.20	2.00	-48	1.9	3.9
	454.15	459.15	5.00	-48	4.8	7.7
FMT-78	396.50	398.50	2.00	-57	1.8	5.4
	475.50	482.50	7.00	-51	6.7	2.8
FMT-79	446.90	449.90	3.00	-65	2.5	5.9
FMT-80	512.85	515.85	3.00	-42	3.0	7.8
	570.40	580.50	10.10	-39	10.1	6.6
FMT-81	291.20	293.20	2.00	-68	1.5	16.4
	404.65	405.65	1.00	-57	0.9	6.4
FMT-82	495.80	496.80	1.00	-54	0.9	3.5
FMT-83	285.00	288.00	3.00	-77	2.1	9.6
	301.00	307.00	6.00	-77	4.3	4.8
FMT-84	212.50	214.70	2.20	-50	2.1	16.2
FMT-85	401.00	403.00	2.00	-65	1.7	1.9
FMT-86	227.90	229.90	2.00	-47	2.0	8.1
FMT-87	200.00	203.00	3.00	-69	2.3	2.6
	210.00	214.00	4.00	-68	3.1	3.4
	302.40	311.40	9.00	-63	7.5	6.9

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			Core		True
	From	To	Length	Dip	Width	Grade
Hole No.	(m)	(m)	(m)	Degrees	(~m)	(g/t)
FMT-88	164.00	169.00	5.00	-59	4.3	3.2
FMT-89	360.00	365.00	5.00	-53	4.5	4.9
FMT-90	371.00	374.00	3.00	-73	2.1	15.1
FMT-91	383.70	388.70	5.00	-72	3.8	4.9
FMT-92	No significant values
FMT-93	No significant values
     Figure 11-1 is a longitudinal section of the Principal Zone showing the open pit, underground development, and diamond drill pierce points. Figure 11-2 is a longitudinal section of the NE Zone showing the diamond drill pierce points. Both figures include the AngloGold drilling, Jaguar Phase 1, Phase 2, and Phase 3 drilling.

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700 Elev
600 Elev
500 Elev
400 Elev
300 Elev
200 Elev
100 Elev
0 Elev
-100 Elev
Limit of Gold Mineralization as Defined by Diamond Drilling
-25 0 25 50 75 100
400
500
600
700
800
900
1000

SCOTT WILSON RPA
GEOLOGICAL AND MINING CONSULTANTS
55 University Avenue, Suite 501
Toronto, Ontario M5J 2H7

July 2006

Figure 11-1
Jaguar Mining Inc.
Turmalina Gold Project
Vertical Long Section
Principal Zone DDH Pierce Points

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700 Elev
600 Elev
500 Elev
400 Elev
300 Elev
200 Elev
100 Elev
0 Elev
-100 Elev
400
500
600
700
800
900
1000
Limit of Gold Mineralization as Defined by Diamond Drilling
-25 0 25 50 75 100

SCOTT WILSON RPA
GEOLOGICAL AND MINING CONSULTANTS
55 University Avenue, Suite 501
Toronto, Ontario M5J 2H7

Figure 11-2

Jaguar Mining Inc.

Turmalina Gold Project

Vertical Long Section

NE Zone DDH Pierce Points

July 2006

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12 SAMPLING METHOD AND APPROACH
     In the Principal Zone, the diamond drill spacing from the 626 m to the 375 m elevation ranges from 50 m to 70 m vertically and 25 m to 100 m along strike. There is a gap in drilling information from the 375 m to the 250 m elevation. Drill spacing from the 250 m to 175 m elevation is approximately 50 m by 50 m.
     In the NE Zone, the drill spacing from surface to the 425 m elevation is approximately 50 m vertically by 50 m to 100 m along strike. There is an approximately 100 m gap in drilling information from the 425 m elevation to the 325 m elevation. Drill spacing from the 325 m to 200 m elevation is approximately 50 m by 50 m.
     Field logging was done at the Turmalina site by William Fagundes Campos, MSOL Senior Geologist. The core was transported to a facility near Jaguar’s Caété heap leach operation, east of Belo Horizonte, for more detailed logging, sampling, and storage. Diamond drill core was logged based on lithology, alteration, and mineralization.
     Core sampling intervals were determined by the Senior Geologist according to lithology, mineralization type, and visually anticipated grade. Thus, approximately 2,400 intervals were selected for sampling. The nominal maximum sample interval was 1.0 m, however, a few samples in barren or poorly mineralized sections were 1.2 m. Barren core on the margins of mineralized zones was also sampled. Although mineralized zones are occasionally greater than 15 m wide, the grade variance within the zone can be very high. Therefore, the minimum sample interval was 0.20 m to ensure sufficient detail was assembled for realistic grade correlation.
     Core selected for sampling was halved with a diamond saw and one half was placed in a plastic sample bag. Sample tags were handwritten in duplicate, with one tag inserted into the sample bag and the other remaining in the core box.

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     In Scott Wilson RPA’s opinion, there was no bias introduced into the diamond drill database due to the sampling method and approach.
     The samples were transported to the analytical laboratory in Belo Horizonte, using a local courier.
     Collar and down-hole survey data, major lithologies, and assay results were entered into a database using a digital spreadsheet format.

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13 SAMPLE PREPARATION, ANALYSES AND SECURITY
     Samples were prepared at the SGS do Brasil Ltda. (SGS) analytical laboratory in Belo Horizonte, by drying, crushing to 90% minus 2 mm, quartering with a Jones splitter to produce a 250 g sample, and pulverizing to 95% minus 150 mesh. Analysis for gold was by standard fire assay procedures, using a 50 g sample with an atomic absorption (AA) finish. Analytical results were forwarded to Jaguar by email, followed by a hard copy. SGS subsequently purchased the Lakefield Geosol (LKG) laboratory in Belo Horizonte, and Jaguar currently employs LKG for their assay requirements. The LKG lab uses identical sample preparation and analyses methodologies as the SGS facility. The LKG lab has been assessed by ABS Quality Evaluations, Houston, Texas, and found to be in compliance with ISO 9001.
     Jaguar employees were not engaged in the sample preparation or analyses.
     Internal Quality Assurance/Quality Control (QA/QC) procedures at the SGS and LKG laboratories included assaying a duplicate sample and reanalyzing one sample from each batch of 20 samples. In addition, the laboratories assayed blank samples and standard reference samples to check for contamination and accuracy.
     In Scott Wilson RPA’s opinion, the sample preparation and analyses methodologies, and QA/QC programs, conform to industry standards and are adequate for resource estimation. Scott Wilson RPA notes, however, that there may be a slight low bias in the SGS gold assays, as discussed in Section 14 of this report.

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14 DATA VERIFICATION
SUMMARY
     The data verification was limited to the Jaguar diamond drilling programs. Although Jaguar has the AngloGold diamond drill logs, the drill core that represents approximately one-quarter of the database has been lost or destroyed. The mineralization and assay results described in the AngloGold logs are very similar to the Jaguar results in terms of mineralogy, width, and average grade. In Scott Wilson RPA’s opinion, the unavailability of the actual core is not material to the integrity of the database.
     Jaguar’s internal Quality Assurance/Quality Control (QA/QC) program consisted of:
•	Submission of control blanks, standard reference samples, and duplicate samples to SGS, the principal analytical laboratory.

•	Resubmission of selected rejects and pulps to SGS for reassay.

•	Checking SGS results at an outside accredited assay lab.
     Scott Wilson RPA collected three samples of mineralized diamond drill core from the Jaguar drilling and confirmed the presence of economic grade mineralization.
     In Scott Wilson RPA’s opinion, the apparent 5% to 10% low bias of the SGS gold assays, identified in the standard control sample and interlab check assay quality control programs, should be further investigated.

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CONTROL BLANKS
     Sixty-four of the Jaguar drill core samples submitted to the lab were control blanks, composed of crushed, barren quartzite. Control blanks are employed to check for contamination, drift, or tampering. The detection limit for fire assay analyses was 0.02 g/t Au. Industry practice recommends that the maximum limit of the control blanks should not exceed three times the detection limit, i.e., 0.06 g/t Au. Four of the Jaguar control blank sample assay results, including three of the last fifteen samples, exceeded the 0.06 g/t limit. Jaguar is currently investigating the issue. If the inconsistent results are due to contamination or drift, they are not sufficient to affect the overall integrity of the resource estimation. Scott Wilson RPA recommends that Jaguar monitor the results of the control blank sample program on an ongoing basis and react to possible issues proactively.
FIGURE 14-1 CONTROL BLANK SAMPLES

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STANDARD REFERENCE SAMPLES
     Jaguar submitted 67 standard reference samples to test the accuracy of the SGS lab. Standard reference samples graded 2.643 g/t Au, 3.489 g/t Au, 7.378 g/t Au, and 8.367 g/t Au, and were purchased from Rocklabs Ltd., Auckland, NZ. Figure 14-2 illustrates the comparison between the SGS lab assay results and the standard reference sample grades. The graph demonstrates that the SGS results are, on average, 6.5% lower than the standard reference samples. Jaguar is currently investigating the results with SGS. Scott Wilson RPA recommends that Jaguar monitor the results of the standard control sample program on an ongoing basis and react to possible issues proactively.
FIGURE 14-2 STANDARD REFERENCE SAMPLES

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DUPLICATE SAMPLES
     Jaguar submitted 58 samples of quartered core to SGS as duplicates to test for grade variability. The results are illustrated in Figure 14-3. Overall, the results show a reasonable comparison for the duplicate pairs. The average gold grades for the two sets of data are similar at 6.07 g/t and 6.14 g/t. The standard deviations are also close at 8.99 g/t Au and 9.01 g/t Au. The results demonstrate low in-situ variability, below 10.0 g/t Au, and reasonable to poor variability, above 10.0 g/t Au.
FIGURE 14-3 DUPLICATE SAMPLES

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INTERLAB CHECK ASSAYS
     Jaguar further checked the reliability of the SGS lab by sending 175 sample rejects and 219 pulps, including blanks and standards, to the Lakefield Geosol (LKG) laboratory in Belo Horizonte. SGS has subsequently purchased the LKG lab, however, they were separate entities when the check sample program was undertaken. Jaguar is currently sourcing an alternative analytical laboratory to use for independent checks.
     Figure 14-4 is a scatterplot comparing the assay results of SGS sample rejects reassayed at the LKG lab. The mean grade of the SGS results, 7.77 g/t Au, is comparable to the LKG mean grade at 7.55 g/t Au, however, there is a variance in several individual sample pairs.
FIGURE 14-4 INTERLAB COMPARISON SCATTERPLOT – REJECTS

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     Scott Wilson RPA prepared a Relative Difference Plot (RDP) that compares the mean of the sample pairs against the difference of the sample pairs. Figure 14-5 displays the difference as a percentage of the mean. It is apparent that in most cases the difference in sample pairs is less than 25% of the mean grade of the sample pairs. In Scott Wilson RPA’s opinion, the results demonstrate reasonable precision and bias.
FIGURE 14-5 INTERLAB COMPARISON RDP – REJECTS (%)
     Jaguar also submitted 219 pulps, previously assayed at SGS, to LKG for reassay. Figure 14-6 is a scatterplot of the two sets of data.

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FIGURE 14-6 INTERLAB COMPARISON SCATTERPLOT – PULPS
     The scatterplot demonstrates a higher grade bias in favour of the LKG lab in the grades greater than approximately 10 g/t Au. The uncapped average of the LKG assays is 21% greater than the SGS average. The average of LKG assays capped at 30 g/t Au is 15% greater than the SGS assays with the same cap. Scott Wilson RPA prepared a Relative Difference Plot (RDP) that compares the mean of the sample pairs against the difference of the sample pairs. Figure 14-7 displays the difference as a percentage of the mean.

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FIGURE 14-7 INTERLAB COMPARISON RDP – PULPS (%)
     The plots indicate a sample bias due to lack of precision in one of the labs. Scott Wilson RPA recommends additional quality control testing.
SCOTT WILSON RPA VERIFICATION
     Scott Wilson RPA visited the site on June 5-7, 2005, to review the Phase 1 diamond drill program. Scott Wilson RPA examined the mineralized zones from three diamond drill holes and collected one sample of split core from each hole. The samples were sent to SGS Canada Ltd. for gold analyses. Sample preparation included crushing to 90%-95% minus two millimetres, separation with a Jones riffle to 200 g, and pulverizing to 90%-95% minus 200 mesh. Analyses were carried out using fire assay with an atomic absorption finish on a 30 g charge. Samples assaying greater than 10 g/t Au, e.g., FMT26, were reassayed using fire assay with a gravimetric finish. The results are summarized in Table 14-1.

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TABLE 14-1 DIAMOND DRILL CHECK SAMPLES
Jaguar Mining Inc. — Turmalina Project

Hole No.	From (m)	To (m)	Jaguar (g/t)	Scott Wilson RPA (g/t)
FMT34	81.00	82.00	10.00	5.78
FMT26	184.05	185.05	16.40	26.90
FMT37	296.60	297.60	1.57	1.50
     Three samples are not sufficient to be statistically meaningful, but the results confirm the presence of significant gold grades in the core.
     Scott Wilson RPA returned to the site on January 16, 2006, to review the Phase 2 diamond drilling program. During the visit, Scott Wilson RPA examined the mineralized intersections of FMT-74. The intersections were defined by increased quartz and biotite alteration, two to five millimetre euhedral pyrite, and fine arsenopyrite. No additional samples were collected.

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15 ADJACENT PROPERTIES
     There are no adjacent properties as defined by NI43-101.

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16 MINERAL PROCESSING AND METALLURGICAL TESTING
     Gold occurs as free gold and is associated with arsenopyrite, pyrrhotite, and pyrite. Total sulphide content is normally less than five percent.
     AngloGold conducted preliminary gold recovery testwork in 1987 and 1992 and bench scale testwork in 1993-1994. Jaguar resumed testwork in 2005, and commissioned additional studies regarding gold recovery, operating parameters and conditions, and equipment optimization. A description of the studies is summarized in Table 16-1.
     The TechnoMine Study projected a processing rate of 1,000 tpd, or 360,000 tpa. The estimated overall metallurgical recovery is 90%, based on a 92% leaching recovery and 97.8% adsorption/smelting recovery. The process flowsheet includes three-stage crushing/screening to minus 3/8”, primary grinding using a rod mill, secondary grinding using a ball mill, thickening, leaching, CIP carbon adsorption, elution, electrowinning, and smelting. The tailings will be conveyed to a detoxification unit and pumped to the paste fill plant to be used for mine backfill or deposited in the completed open pit. The proposed flowsheet is shown in Figure 16-1 and is described below.
     Run of mine material is stored in a surge pile and fed to the primary jaw crusher using a front end loader at a nominal rate of 100 tph. Oversized material is managed with a grizzly and rock breaker. The primary crusher product is fed to secondary and tertiary cone crushers. The final product, minus 3/8”, is stored in a grinding plant surge bin.
     Material is fed from the surge bin to the primary (10 ft. x 15 ft.) rod mill operating at 20 RPM, driven by a 1,000 HP motor. The feed to the primary mill is sampled with an automatic sampler. The primary mill product is sized with cyclones to 80% passing one millimeter (P80=1 mm). The overflow is fed to the secondary grinding unit, while the underflow (oversize) is recycled to the primary mill. The secondary (12.5 ft. x 18 ft.) ball mill operates at approximately 19 RPM, driven by a 1,800 HP motor. Secondary

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cyclones size the product to 80% passing 200 mesh (P80=200mesh), with the overflow passing on to the thickener and the underflow recycling to the secondary mill. The grinding circuit is automated. A particle size analyzer (PSA) is positioned in the secondary cyclones overflow stream to supply on-line data to the grinding and classification plant control system. All mills have automatic water addition systems. The secondary mill has an automatic ball addition system. The overall grind is 80% passing 200 mesh.
     The secondary cyclone overflow stream is fed to a 100 ft. thickener where flocculants are added to optimize the settling cycle of the pulp. The thickener underflow, 55% solids by weight, is pumped to the pulp conditioning system of the CIP plant, which is instrumented to maintain the pulp at a density of approximately 50%, by weight, solids. The water addition flow rate is monitored and controlled by a magnetic flow meter and pulp densitometer. The thickener overflow is directed to the process water tank as make-up water.
     The leaching circuit consists of four agitation tanks. Lime is added to the first tank to adjust the pH. Cyanidation begins in the second tank with the addition of sodium cyanide (NaCN). Lead nitrate is also added to the second tank to control excessive NaCN consumption. Compressed air is injected in all the tanks, as the process consumes large amounts of oxygen. The residence time in the leaching circuit is approximately 20 hrs.
     The adsorption circuit is a conventional carbon-in-pulp (CIP) circuit. The gold-bearing pulp passes through four adsorption tanks. Activated carbon is added to the last in the series of tanks, and is pumped in the opposite direction from the sludge flow. Thus, the carbon adsorbs the gold from the pulp as the process continues. When the adsorption cycle is completed, approximately ten hours, the loaded carbon, approximately 5.85 kg of gold per tonne of carbon, is pumped from the bottom of the first tank to the elution and electrowinning circuit.

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     The loaded carbon is screened and the minus 28 mesh material is redirected back to the adsorption circuit. The oversize feeds the elution circuit, comprising four columns, two of which are stripping while the other two are loading. Loaded carbon is stripped using caustic soda, injected into the elution columns from bottom to top. The pregnant solution is stored in a tank, with overflow to feed the electrowinning circuit. The electrowinning circuit consists of six cathodes and seven anodes, energized with a 360 A current and a voltage of 3.5/4.0 V. The loaded cathodes are treated with an acid digestion, and the residue is filtered, dried, mixed with a flux, and melted in an induction furnace. The bullion produced is a minimum of 80% gold.
     The tailings from the process plant are pumped to a paste fill plant. Cement is added at an average content of 3% by weight and the paste is delivered underground by gravity. When underground fill is not required, the paste is directed to the mined out open pit. TechnoMine estimates that one or two small dikes need to be constructed to add to the capacity in the pit to handle excess tailings from the current reserves. If the reserves increase materially, a tailings pond will be required. The paste fill system was designed based on testwork carried out by Mine Design System Inc. of Kellogg, Idaho.
RECENT METALLURGICAL TESTING
     Historical testwork prior to Jaguar ownership is described in Section 6 of this report and is summarized in Table 16-1. In January 2005, as part of the feasibility study work, a 10 t bulk sample was mined from underground for testing purposes. From this sample, six tonnes were used for the testing as described below:
1.	METSO Laboratories, Brazil:
a.	Full crushing tests to determine the size distribution and equipment design parameters.
2.	CETEC, Brazil:
a.	Conventional bottle roll tests at various grinds.
3.	Dawson Laboratories Inc, U.S.A.:
a.	Bond Ball Mill Work Index Tests

b.	Adsorption Kinetic Tests
4.	Dawson Laboratories and CDTN Research Center, Brazil:

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a.	Agitated leach cyanidation tests at various grinds. Both laboratories reported leaching recoveries of 92% for the 200 mesh samples and 94% for 400 mesh.
5.	Federal University of Minas Gerais,School of Engineering – Mining Engineering Department Laboratory, Brazil
a.	Settling Tests

b.	Dynamic Viscosity Tests
6.	Lakefield and Geosol, Brazil:
a.	Tailings characterization tests to determine acid generation potential.
7.	Mine System Design Inc. (MSD), USA:
a.	Paste fill tests
8.	AngloGold Laboratory, Brazil:
a.	Leaching testwork. The samples consisted of diamond drill core from the Principal and NE Zones and attained metallurgical recoveries of 92.96% and 92.87%, respectively.

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TABLE 16-1 METALLURGICAL TESTWORK
Jaguar Mining Inc. — Turmalina Project

Year	Owner	Laboratory	Testwork	Results
1987	AngloGold	Morro Velho Mine	Gravity-Flotation-Cyanidation testing on 65 kg sample	Gravity recovery=10.4%
			grading 6.23 g/t Au	Flotation-Cyanidation recovery=90%x90%=81%
Total cyanidation recovery=91.4%

1992	AngloGold		Bottle roll	90.3% recovery @ 90% minus 200 mesh

1993-94	AngloGold		35 t bench scale cyanidation	86% recovery @ 90% minus 200 mesh
93% recovery @ 90% minus 400 mesh

2005	Jaguar	METSO	Optimize crushing/screening by testing 6 t sample
Crush to 100 minus 3/8"
Test crushability & rod mill indices
Measure particle & bulk densities
Test abrasiveness
Measure flatness index

2005	Jaguar	CETEC	Bottle roll on 90% minus 100, 200, & 325 mesh

2005	Jaguar	Dawson Laboratories Inc.	Bond ball mill work index tests @ 100, 200, & 400 mesh
Adsorption kinetic tests to study CIP vs CIL

2005	Jaguar	CDTN Research Centre	Cyanidation in agitated tanks on 90% minus 200 & 325 mesh	92% recovery @ 90% minus 200 mesh
94.5% recovery @ 90% minus 325 mesh

2005	Jaguar	Federal Univ. of Minas Gerais	Viscosity, settling, and flocculent tests for thickener design

2005	Jaguar	Lakefield/Geosol	Tailings characterization to study acid generation potential

2005-06	Jaguar	Mine System Design (MSD)	Paste fill preparation tests

2006	Jaguar	AngloGold Laboratory	Leaching tests	92.96% rec, Prin. Zone, 92.87% rec NE Zone

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Figure 16-1

Jaguar Mining Inc.

Turmalina Project

Minas Gerais State, Brazil

Simplified Process Flowsheet

Ore Stockpile
Rock Breaker
Grizzly
Jaw Crusher
Secondary Cone Crusher
Tertiary Cone Crusher
Rod Mill
Ball Mill
Thickener
Leaching
ADR Plant
Tailings Pump
Paste Fill Plant
Regeneration
Underground
Open Pit
Dore

July 2006 **Source: Jaguar Mining Inc., 2005.**

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17 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES
MINERAL RESOURCES
SUMMARY
     The mineral resources are summarized in Table 17-1:
TABLE 17-1 MINERAL RESOURCES — JULY 2006
Jaguar Mining Inc. — Turmalina Project

	Principal		NE		CD		TOTAL
	Tonnes	Grade	Tonnes	Grade	Tonnes	Grade	Tonnes	Grade	Cont. Au
	(t)	(g/t)	(t)	(g/t)	(t)	(g/t)	(t)	(g/t)	(oz)

Measured	276,000	6.1					276,000	6.1	54,000
Indicated	1,830,000	7.8	748,000	5.6			2,577,000	7.1	590,000
Meas + Indic	2,106,000	7.6	748,000	5.6			2,854,000	7.0	644,000

Inferred	554,000	7.0	256,000	5.5	218,000	5.8	1,027,000	6.4	211,000
Notes:
1.	CIM definitions were followed for mineral resources.

2.	Mineral resources are estimated at a cutoff grade of 1.0 g/t Au.

3.	A minimum mining width of 1.0 metres was used.

4.	Rows and columns may not total due to rounding.

5.	Mineral resources exclude previous production.

6.	Mineral resources are inclusive of mineral reserves.
DATABASE
          The database for the resource estimate included:
1.	435 channel samples from the pit floor, elevation 690 m.

2.	922 channel samples from drift faces or walls of the 640 m elevation underground exploration level.

3.	720 channel samples from drift faces or walls of the 626 m elevation underground development level.

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4.	208 samples from 29 underground drill holes drilled from the 640 m and 624 m levels.

5.	2,548 core samples from 22 surface diamond drill holes drilled by AngloGold.

6.	Approximately 2,500 core samples from 71 surface diamond drill holes drilled by Jaguar.
     In the Principal Zone, the diamond drill spacing from the 626 m to the 375 m elevation ranges from 50 m to 70 m vertically and 25 m to 100 m along strike. There is a gap in drilling information from the 375 m to the 250 m elevation. Drill spacing from the 250 m to 175 m elevation is approximately 50 m by 50 m.
     In the NE Zone, the drill spacing from surface to the 425 m elevation is approximately 50 m vertically by 50 m to 100 m along strike. There is an approximately 100 m gap in drilling information from the 425 m elevation to the 325 m elevation. Drill spacing from the 325 m to 200 m elevation is approximately 50 m by 50 m.
     Underground channel samples were taken at approximately three-metre intervals along the strike of the mineralization. Samples across the face were taken consistent with lithology and mineralization to a maximum of one metre.
METHODOLOGY
     The geological model was created by Jaguar staff. Drill hole traces with assays and lithology were plotted on vertical cross sections. Geological correlation was done manually, and incorporated a 1.0 g/t gold cutoff grade and a 1.0 m minimum width. The cutoff grade is appropriate since grade transition at the mineralized margin is very sharp. In most cases, the grades change from nil gold in barren rock to multi-gram per tonne Au values at the margins of the mineralized zone. Very few intersections in the Principal Zone are less than two metres wide and will be mined by the longhole, sublevel retreat mining method. The one-metre minimum width is more applicable to the NE Zone where ramp access cut and fill mining will be used. The correlation was checked on plans at various elevations to ensure continuity. Discrete, three-dimensional wireframe models

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were developed for the Principal and NE Zones. The wireframe geology models were used to constrain the limits of the subsequent block models.
     The block model and resource evaluation was completed by Moreno & Associados of Belo Horizonte using MineSight computer software. Individual assays greater than 50 g/t gold, in both the channel sample and diamond drill databases, were capped at 50 g/t. Scott Wilson RPA considers the capping level appropriate, as illustrated by the gold distribution in Figures 17-1 and 17-2.
FIGURE 17-1 GRADE DISTRIBUTION – CHANNEL SAMPLES

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FIGURE 17-2 GRADE DISTRIBUTION – DIAMOND DRILL SAMPLES
     Grades were composited over a length of one metre down the hole. Separate data sets were created for each of the Principal and NE Zones.
     The resources were estimated using a block model methodology with Mine Sight computer software. The mineralized wireframes were subdivided into blocks, 10.0 m along strike, 5.0 m vertically, and 5.0 m normal to the strike. In the Principal Zone, the search distance for block grade estimation was consistent with the variography. Block grades were estimated by ordinary kriging using search distances of 90 m, 75 m, and 15 m in the principal, intermediate, and minor axes, respectively. A maximum of two and a minimum of twelve data points were required to assign a block grade.
     In the NE Zone, a variography could not be established. The mineralization and structural geology in the NE Zone are similar to the Principal Zone, therefore, the blocks were assigned grades using the same block grade estimation parameters.

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     Tonnage estimates incorporate a bulk density of 2.76 t/m3, based on testwork by Metso Minerals.
     Resources were classified based on data density. Consequently, the Principal Zone measured resources extend down to the 600 m elevation, approximately 25 m below the lowest underground level. Indicated resources in the Principal Zone include mineralization from the 600 m elevation (100 m below surface) to approximately the 150 m elevation (550 m below surface). Inferred resources in the Principal Zone comprise an inferred 180 m extension of mineralization below the indicated resources. In the NE Zone, there are no measured resources. The NE Zone indicated resources include mineralization from surface to approximately the 200 m elevation (450 m below surface) with the exception of a strip of poorly drilled mineralization around the 400 m elevation. Inferred resources in the NE Zone also include an inferred 180 m downward extension below the indicated resources.
     Figures 17-3 and 17-4 are longitudinal sections illustrating the mineral resource outlines of the Principal and NE Zones.
ALLOWANCE FOR PREVIOUS PRODUCTION
     Jaguar estimates that previous underground exploration development in the Principal Zone removed approximately 14,000 t of mineralized material grading 6.9 g/t. This quantity was subtracted from the measured mineral resources estimated by the block model.

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700 Elev
600 Elev
500 Elev
400 Elev
300 Elev
200 Elev
100 Elev
0 Elev
-100 Elev
Measured
Indicated
Inferred
-25 0 25 50 75 100
400
500
600
700
800
900
1000

SCOTT WILSON RPA
GEOLOGICAL AND MINING CONSULTANTS
55 University Avenue, Suite 501
Toronto, Ontario M5J 2H7

July 2006

Figure 17-3
Jaguar Mining Inc.
Turmalina Gold Project
Vertical Long Section
Principal Zone Resource Limits

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700 Elev
600 Elev
500 Elev
400 Elev
300 Elev
200 Elev
100 Elev
0 Elev
-100 Elev
400
500
600
700
800
900
1000
Indicated
Inferred
Indicated
Inferred
-25 0 25 50 75 100

SCOTT WILSON RPA
GEOLOGICAL AND MINING CONSULTANTS
55 University Avenue, Suite 501
Toronto, Ontario M5J 2H7

July 2006

Figure 17-4

Jaguar Mining Inc.
Turmalina Gold Project
Vertical Long Section
NE Zone Resource Limits

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MINERAL RESERVES
     Mineral reserves have been estimated for the Turmalina Project based on the mineral resources shown in Table 17-1. Mining factors have been applied as described in the following Section 18. The breakeven cutoff grade, based on operating costs of $33.23 per tonne and a gold price of $450, is approximately 2.6 g/t Au. The incremental cutoff is approximately 1.5 g/t Au. Due to the lack of selectivity in the mining method, all resources within the 1.0 g/t Au envelope have been considered for reserves.
TABLE 17-2 MINERAL RESERVES — JULY 2006
Jaguar Mining Inc. — Turmalina Project

	Principal Zone		NE Zone		CD Zone		TOTAL
	Tonnes	Grade	Tonnes	Grade	Tonnes	Grade	Tonnes	Grade	Cont. Au
	(t)	(g/t)	(t)	(g/t)	(t)	(g/t)	(t)	(g/t)	(oz)

Proven	234,000	5.5					234,000	5.5	41,000
Probable	2,017,000	6.8	665,000	4.9			2,682,000	6.3	546,000
Total	2,252,000	6.7	665,000	4.9			2,916,000	6.3	587,000
Notes:
1.	Based on a gold price of $450 per ounce

2.	Cutoff grade = 1.0 g/t

3.	Dilution overall = 15%

4.	Extraction = 89%

5.	Reserves estimated according to CIM definitions

6.	Rows and columns may not add exactly due to rounding
     Production based on the mineral reserves in Table 1-4 is further modified by a Jaguar mine call factor of 97%, applied to grade. Base Case production totals 2,916,000 tonnes at a grade of 6.1 g/t Au.

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18 OTHER RELEVANT DATA AND INFORMATION
     The Turmalina Project is the subject of a feasibility study (the Study) being prepared for Jaguar by TechnoMine Services LLC of Salt Lake City, Utah. For the purposes of this report, Scott Wilson RPA reviewed the September 6, 2005 Version 12C draft of the Study. In Scott Wilson RPA’s opinion, the Study is complete in all material aspects. Scott Wilson RPA also reviewed the backup information to the Study and had full access to all reports and data. TechnoMine has prepared the Study using its own professional staff, both in Salt Lake and Belo Horizonte, independent consultants as required, and Jaguar technical staff.
     The key design aspects of the Study are as follows:

•	Mine life:	8.6 years
•	Pre- production period:	8 months
•	Total millfeed:	2,916,000 tonnes at a grade of 6.1 g/t Au
•	Operations:	360 days per year
•	Open pit production:	92,400 tonnes at a grade of 5.4 g/t Au
Strip ratio of 2.57:1
•	Underground production:	1,000 tonnes per day
•	Mill throughput:	1,000 tonnes per day, 360,000 tons per year.
•	Gold recovery:	90% to doré.
MINING OPERATIONS
OPEN PIT MINING
     The open pit reserve of 92,440 t is a remnant of the original AngloGold pit that was mined for oxide ore in 1992/93 (Figure 18-1). Oxide ore was mined from elevation 705 masl to elevation 690 masl, using five metre benches. The bench face angle was 60o. The current pit will be mined to elevation 670 masl, a total of 20 m. Above 690 masl, the pushback in waste will be carried out using five metre benches. Mining in ore below 690 masl will be done using 10 m benches and angles of 80o, resulting in an overall final

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slope of 44o. The open pit design assumes approximately 40% of total stripping (238,000 t) is weathered and altered material that will not require blasting.
     Open pit mining is in progress by contractor, with approximately 75% of stripping complete as of July 2006. Ore mining has commenced. Mining takes place five days per week, one shift per day. Primary mine equipment includes:
•	One backhoe excavator with 2.5 cu.m bucket

•	Four x 25 t haul trucks

•	One truck mounted drill capable of 63 mm holes, 20 m deep

•	Ancillary service equipment
     Ore is hauled to a stockpile at the plant, approximately 1.3 km and waste is hauled to the dumps, approximately one kilometer.
UNDERGROUND MINING
     The underground mine will supply the large majority of millfeed during the mine life. Mining will be carried out in two zones – the Principal Zone, comprising 77% of the underground reserve and the NE Zone, comprising 23%.
     The Principal Zone was explored previously during the AngloGold open pit program. An access ramp at a grade of 12% was developed from outside the open pit at 690 masl down to 626 masl. Two levels were excavated at 640 masl and at 626 masl. In total, 628 m of ramp and accesses, 469 m of level development, and 45 m of ventilation raise were developed. Test mining was carried out from the 640 level. Uphole fans were drilled from the level and approximately 17,000 t of ore were extracted, grading 5.24 g/t Au. Dilution was estimated to be 20%, however, Scott Wilson RPA has not reviewed any documents that show a reconciliation of this estimate to the original resource estimate.

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Underground Adit
MTL Property
Mine Offices
7,817,250 N
Belo Horizonte
Underground Development
Rented Area
Open Pit & Paste Deposit
7,817,000 N
Paste Fill Plant
Waste Deposit
Haul Road
Rented Area
7,816,750 N
513,500 E
513,750 E
Water Pipeline
Crusher
0 100 200 300 400
Metres
Explosive Magazines
7,816,500 N
Plant
MTL Property
Turmalina Mining Property Environmental Reserve
513,250 E
7,816,250 N
Lake
Lake
512,250 E
512,500 E
512,750 E
513,000 E
7,816,000 N
N
July 2006

Figure 18-1

Jaguar Mining Inc.

Turmalina Project

Minas Gerais State, Brazil

Site Plan

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     The Study proposes to mine the Principal Zone by sublevel stoping with paste backfill and the NE Zone by mechanized cut and fill, using waste fill.
     The Principal Zone is a tabular body, dipping at approximately 55o to 75o. The Zone is an average of 8.3 m wide over a strike length of approximately 200 m to 250 m. The zone has been traced from surface at the bottom of the open pit at 690 masl to a depth of approximately minus 50 masl. Present reserves extend to the 150 masl elevation. Inferred resources extend to depth, offering good potential for extension of the mine life. Ore grade mineralization occurs in two main plunging shoots within the zone.
     The NE Zone is tabular as well, dipping the same as the Principal Zone, but is much narrower, averaging approximately 2.7 m in width. The NE Zone reserves extend from 675 masl to a depth of approximately 200 masl and resources extend to approximately 0 masl. The Zone strike length is approximately 150 m to 200 m.
     The Principal Zone will be mined using longitudinal sublevel stoping (Figure 18-2, Figure 18-3). Access will be by extension of the existing ramp (5 m x 5 m, minus 15% grade). Sublevels will be at 20 m intervals with a five metre sill pillar left at every sixth sublevel, or 120 m. A 15 m crown pillar will be left beneath the open pit. Stope access (4 m x 4 m) will be via a central drift, with mining on a retreat basis within the stope.
     Sill pillars will be supported by cable bolts installed in holes drilled in the floor of the sublevel above them. Within the stopes, cable bolts will be installed on a three metre pattern, extending into the hangingwall. Holes will be drilled with lengths varying from 4 to 20 m, yielding an average hangingwall penetration of 4 m.
     For the NE Zone, a separate ramp will branch off from the Principal Zone ramp at 606 masl (Figure 18-4). Stopes will be approximately 60 m vertical, with five metre sill pillars. Access to the stope will be by jump ramps from the main ramp.
     A secondary egress will be established via a 1.8 m x 1.8 m shaft.

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Elevation (m)
Principal Zone
710
700
690
670
655
640
626
606
586
566
546
526
506
486
466
446
426
406
386
366
346
326
Existing Open Pit
Ventilation
Final Open Pit
(Crown Pillar)
Sill Pillar
Ramp
Sub Level
Sub Level
Sub Level
Sub Level
Sub Level
Sub Level
Sub Level
Sub Level
Sub Level
Sub Level
Sub Level
Sill Pillar
Sill Pillar
Legend:
Mineralized Zone

Figure 18-2

Jaguar Mining Inc.

Turmalina Mine

Minas Gerais State, Brazil

Schematic Mine Cross Section

(Looking West)

July 2006

Source: Jaguar Mining Inc., 2005.

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400
500
600
700
800
900
1000
700 Elev
600 Elev
500 Elev
400 Elev
300 Elev
200 Elev
100 Elev
0 Elev
-100 Elev
Open Pit
Crown Pillar
640 Level
Ramp
626 Level
Ventilation Emergency Escape Way
Sill Pillar
Sub Level
NE Zone 75 metres in the Hangingwall
Principal Zone
0 50 100 150 200
Metres
Legend:
Measured Resources
Indicated Resources
Inferred Resources
Sill Pillar
Sub Level
U/G Workings

Figure 18-3

Jaguar Mining Inc.

Turmalina Project

Minas Gerais State, Brazil

Principal Zone

Schematic Mine Long Section

(Looking North)

July 2006

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400
500
600
700
800
900
1000
700 Elev
600 Elev
500 Elev
400 Elev
300 Elev
200 Elev
100 Elev
0 Elev
-100 Elev
Open Pit
Crown Pillar
640 Level
Ramp
626 Level
Ventilation
Emergency
Escape Way
Sill Pillar
Sub Level
Principal Zone
75 metres in the
Footwall
NE Zone
0
50
100
150
200
Metres
Legend:
Measured Resources
Indicated Resources
Inferred Resources
Sill Pillar
Sub Level
U/G Workings
July 2006

Figure 18-3

Jaguar Mining Inc.

Turmalina Project

Minas Gerais State, Brazil

NE Zone
Schematic Mine Long Section
(Looking North)

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DILUTION AND EXTRACTION
     For the conversion of resources to reserves, dilution factors of 15% for the Principal Zone and 14% for the NE Zone were assumed. The factors were based on previous experience from the AngloGold test mining phase and from empirical assessment based on a geomechanics study and experience from other mines in the area.
     The AngloGold test mining program yielded an estimated dilution of approximately 20%. AngloGold determined that this was largely because the test area was in an altered area and the cable bolting was poorly done. In addition, part of the footwall was undercut by the pilot drift development.
     Jaguar’s independent geotechnical studies show that fractures reduce with depth and the consultant estimates that dilution will be in the range of 10% to 15%.
     For the Principal Zone, dilution of 15% represents a total of 1.3 m of hangingwall, footwall, and backfill over the average width of 8.3 m. Backfill dilution is expected to be minimal, as the plan is to mine 50 m to 60 m high open stope panels before filling. This is clearly dependent on the ability to maintain the open panels prior to filling. For the NE Zone, the dilution factor of 14% allows for approximately 0.3 m of hangingwall and footwall dilution and 0.1 m of backfill dilution.
     In Scott Wilson RPA’s opinion, the dilution factors are reasonable for the Base Case, however, dilution factors of up to 20% overall (matching the AngloGold test results) should be tested as a sensitivity.
     Overall extraction for the two zones is estimated to be 89%. This figure is based on subtracting pillars from the resource estimate. There is no allowance for general ore losses. In Scott Wilson RPA’s opinion this is a reasonable assumption given that all the ore is being extracted by remote scoops and the amount blasted at any one time is relatively small, however, the minor risk of ore loss should be tested for in a sensitivity analysis.

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BACKFILL
     The mining sequence for the Principal Zone calls for longitudinal retreat from the two extremities back to a single access point. The stopes will be blasted in rings from sublevels on 20 m lifts, with three lifts per stope. The plan calls for extracting all of the ore in a volume 60 m high by full strike length (up to 200 m) by ore width (8.3 m average), then backfilling. Paste fill containing 4% cement will be used to fill the stope before mining commences on the sublevel above. The paste will be piped from the paste fill plant on surface through boreholes and distributed in the mine by a piping network.
     In Scott Wilson RPA’s opinion, there is some risk related to the size of the openings to be filled and consideration should be given to filling smaller openings on a more frequent basis. This can be done with the present layout, however, it will introduce curing time to the cycle and stoping productivity will be affected. This can be mitigated by having more workplaces available. Another option is to leave sacrificial pillars in the stopes. Scott Wilson RPA recommends that these options be studied for incorporation into the mine schedule.
     For the NE Zone, filling material will come from two sources — waste generated at the open pit mine and waste generated by the underground development work. Surface waste will be excavated by loader/truck and dumped in a fill pass. Underground waste will trucked to the required area.
VENTILATION AND DEWATERING
     The main ventilation system will be downcast through the access ramp to the bottom of the mine and distributed along the sub-levels by auxiliary fans and ducting. Return air will be exhausted by ventilation raises located in the Principal and NE Zones. Total airflow into the mine is estimated to be 158 m3/s (330,000 cfm) provided by two x 300 HP fans in the Principal Zone and two x 150 HP fans in the NE Zone.
     The dewatering system will comprise pumping stations every 120 m vertical, with the first being located at 606 level. Each station will have a decant box with two x 75 HP

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centrifugal pumps. Smaller pumps will be used to dewater the workings to the main pump stations. The total mine capability will be 100 m3/h (440 USgpm).
PRODUCTIVITY
     It is planned that the underground mine production will be carried out on three x seven hour shifts, every day. Development crews will work three x seven hour shifts, 25 days per month. The annual underground mine development requirement averages 2,600 m, peaking at 3,200 m per year at the start of the mine life, and declining to zero a year before the end of stope production.
     Principal Zone stoping productivity peaks at approximately 23,000 tonnes per month in 2014. Based on the average width of 8.3 m, this translates to a requirement of approximately two longhole rings per day. Under the current scheduling, stope sequencing is not dependent on the backfill cycle, as one entire stoping level will be filled at a time, while production will be carried out on a separate level.
EQUIPMENT
     Underground mining equipment requirements have been estimated from first principles based on development and production requirements. Table 18-1 shows the key mobile mining equipment.
TABLE 18-1 UNDERGROUND EQUIPMENT
Jaguar Mining Inc – Turmalina Project

Equipment	Quantity

Jumbos	2
Scooptrams (5 cu.yd)	2
Loader	2
25 t Trucks	3
12 t Trucks	3
Longhole Drill	1
Scissor Lift	2
Raise Borer	1
Grader	1
Pickups	4

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PROCESSING
     See Section 16.
TAILINGS
     Tailings from the process plant will be pumped to a paste fill plant, where it will be dewatered. Cement will be added, as required, and the paste will be delivered underground by gravity. During times when underground fill is not required, the paste will be directed to the mined out open pit or, later, a tailings pond facility. Jaguar estimates that approximately 60% of tailings will be re-used as backfill, 10% will go into the open pit, and 30% will be stored in the tailings pond. Future changes in reserves would impact these ratios.
     The tailings pond location, design, and cost estimation have not been finalized – an allowance of $1 million has been included in the Base Case, based on Jaguar’s experience in building tailings ponds at other operations. Present estimates show that the pond will be required in 2012.
     Scott Wilson RPA strongly recommends that the following items be investigated before placing tailings in the open pit:
•	Crown pillar stability to prevent inrush into the mine workings.

•	Proper sealing of the vent raise connection from the bottom of the open pit to the mine.

•	The effect of water on the tailings during the rainy season and the prevention of liquefaction.
INFRASTRUCTURE
POWER
     Electric power will be supplied by CEMIG, a state-owned utility company with operations in the state of Minas Gerais. The connection with the power system will

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require a new 138 kV line based on an estimated demand of 5.5 MW. A smaller existing line will provide power for construction and pre-production.
ROADS
     The access to the Turmalina Mine will be upgraded to comply with legal regulations and to accommodate the new traffic flow. A 1.2 km extension will be paved to connect the mine to the public road.
WATER
     There is abundant water supply approximately one kilometre from the Project site, in the Pará River, which has an average flow rate of 820,000 m3/hr. The forecasted makeup water demand for the Project is approximately 20 m3/hr from the paste fill system and water pumped out of the mine. An existing stream located on the Project site, along with artesian wells, can provide additional water supply.
COMPRESSED AIR
     Compressed air facilities are planned for the mine and plant. The mine station will be located at the mine entrance and will be designed to provide 1.7 m3/hour (1,000 cfm). The plant station will be located at the plant site, close to the CIP — ADR unit and will provide 2 m3/hour (1,200 cfm).
BUILDINGS AND FACILITIES
     Mine related ancillary buildings will be concentrated close to the mine entrance. There will be specific buildings in this area for administration, maintenance shop, cafeteria, warehouse, change room, first aid, and water treatment. The explosives warehouse will be located in compliance with the regulations set forth by the Brazilian Army, 1.2 km away from the mine area. The facilities that relate solely to the plant will be located within the plant site. A plant office building, a plant laboratory, and a small maintenance shop are envisioned.

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COMMUNICATIONS
     The communication system is based on digital technology that will be supplied by Embratel. The system will accommodate a 30-channel link for voice communication and a digital data connection.
SURFACE MOBILE EQUIPMENT
     Surface mobile equipment will include a front end loader to operate around the Primary Crusher Surge Pile, two pickup trucks for the General Management and two smaller vehicles to be utilized for general services by the Administrative Management.
AGGREGATES
     There are a number of local suppliers of sand and gravel for construction and road building. In addition, waste removed during the underground mine development will be crushed and stockpiled for consumption, as the crushing plant will be ready for operation approximately four to five months before the process plant is commissioned.
MANPOWER
     Manpower for the Project operating period totals 248 (Table 18-2). It is based on productivity estimates for mining, and general convention for the other areas. The proposed work schedules are as follows:
•	Mine: three x seven hour shifts per day, 360 days per year.

o	Typical crew:	Shift boss –	2
		Miner -	4
		HEO -	12
		Blasters -	3
		Helpers -	3
•	Plant:
o	Crusher: three x eight hours, 300 days per year

o	Plant: three x eight hours, 365 days per year
•	Maintenance: schedule will follow mine and plant schedules, with some regular day shift personnel.
o	Typical Mine crew on shift: two mechanics, one electrician

o	Typical Plant crew on shift: one mechanic, one electrician
•	Administration: one shift x eight hours, five days per week

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     Salaries have been established to be competitive in the region. Monthly base salaries range from $250 for an entry level position to $400 for a tradesman or experienced miner. A senior engineer salary is in the order of $2,700 per month. Senior management salaries are approximately $4,800 per month. Burden on top of the base salaries averages approximately 115%.
     The total labour cost will be approximately $260,000 per month, including burden, at full production, or $7.70 per tonne milled.
TABLE 18-2 MANPOWER
Jaguar Mining Inc – Turmalina Project

Department	Supervision	Technical	Operating	Total

Mine	10	12	99	121
Plant	11	1	48	60
Maintenance	6	1	34	41
Administration	17		5	22
Safety and Health	1	3		4

Total	45	17	186	248
     Open pit mining is contracted and not included in this table.
ENVIRONMENT
PERMITTING
     Implementation of a mining project in Brazil entails application for a Licença Prévia (LP) and is subject to scrutiny by various agencies including:
•	State Environmental Policy Council (COPM)

•	State Environmental Foundation (FEAM)

•	State Forest Institute (IEF)

•	State Water Management Institute (IGAM)

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     The application for a LP must be supported by the following studies/reports that describe the impact on the physical, biological, and anthropological ecosystems as well as plans for mitigation and closure.
•	Environmental Impact Study/Report (EIA) (EIS) (RIMA)

•	Environmental Control Plan (PCA)

•	Degraded Areas Recovery Plan (PRAD)

•	Environmental Control Report (RCA)
     The RCA is for special cases where the area has already been impacted by a previous operation. Turmalina has been designated as such a case since the property was previously impacted by the AngloGold open pit mining operation.
     Upon approval of the foregoing studies, the applicant is granted an Implementation License (LI) that allows the completion of work, such as the erection of the mineral processing plant, construction of the tailings dam, opening of accesses, development of the underground mine, installation of the infrastructure, and preparation of the waste dump.
     After obtaining the LI and mining concession, the company can apply for the Operation License (LO) that permits the start-up of operations. Approval of the LO is contingent on meeting all the environmental requirements of the construction of the surface facilities and underground development.
     In addition to State approvals, application must also be made to the DNPM, an agency of the federal government responsible for control and application of the Brazilian Mining Code, and awarding of exploration licenses and mining concessions. The application must include the exploration/exploitation plan prepared by an authorized professional such as a geologist or mining engineer. The granting of a mining concession remains valid until full depletion of the mineral deposit, subject to submitting Annual Operations Reports, and compliance with safety and environmental regulations. Jaguar

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currently holds mining rights to seven concessions issued by DNPM as described in Section 4.
     In April 2005, Jaguar initiated the State environmental permitting process by applying for the LP and submitted the required studies. The environmental permitting covers an area of approximately 30 ha and comprises the following elements.
•	Open pit

•	Underground mine

•	Waste pile: The waste pile will be designed to hold all of the waste from both the open pit and underground mine. Design of this dump is in progress.

•	Support buildings, e.g. Administration offices, change house, cafeteria

•	Processing plant

•	Paste fill plant

•	Drainage management systems: A drainage system will be implemented for the Project area
     As of the time of this report, Jaguar had obtained an LP and an LI, and construction and development work was in progress.
DISCHARGE WATER QUALITY
     The Project will generate liquid effluents in two points: the Paste Fill plant and the underground mine. Filtrate from the Paste Fill plant will be recirculated within the leaching circuit and a portion will be treated and either recycled or discharged to the process or be discarded into to the natural terrain draining line. Mine water does not have the potential to generate acid drainage, according to tests performed in the Lakefield-Geosol laboratory. Mine water may require treatment for suspended solids and oil separation.
     The legal specifications for discharge are set by CONAMA “Resolution” No 357, dated March, 17, 2005, and are determined according to a classification of the terrain

18-16

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receiving the effluents. The region in which the mining operation is located is in the so-called “Hydraulic Resources Planning and Management Unit for the San Francisco Basin”. The key watercourse is the Pará River and the Pará River sub-basin of the São João River. The Project’s RCA recommends a monitoring program for the final effluent, measuring for total acidity, total alkaline level, conductivity, pH, color, opacity, chlorides, sulphides, arsenic, copper, soluble iron, total cyanide, total phosphate, dissolved solids, total solids, sediments, oils, and grease.
ACID ROCK DRAINAGE
     Rock samples tested from Turmalina show positive net neutralization potential (NNP), above 20 kg CaCO3/t, and a neutralization potential ratio (NPR) of 2.89, in the presence of low sulphur. These tests indicate that the rock is not a potential acid generator.
     In the RCA, a monitoring program has been proposed to determine the ongoing status of runoff water from the open pit, underground, and waste pile.
SOCIOECONOMICS
     The greatest socioeconomic impact will be on the town of Casquilho, located approximately three kilometres southwest of the Turmalina Project, and home to approximately 130 families. The town is bisected by state road MG 423, which will be used as access to the Project. Casquilho will be negatively impacted by noise, dust, and vehicle exhaust emissions due to greater vehicle traffic, especially during the project construction and development phase. Mitigation of the negative impacts will include planting a row of trees and dust suppression on the roads. The municipal water well system will be monitored.

18-17

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CLOSURE
     A closure plan has been developed and includes the following components.
•	Removal and stockpiling the fertile soil layer

•	Waste and tailings management

•	Rehabilitation of the mined areas

•	Topographic restoration

•	Re-vegetation of impacted areas

•	Drainage rehabilitation
     The estimated cost of closure is $1.4 million.
PROJECT SCHEDULE/LIFE OF MINE PLAN
     Construction and development, currently in progress, are scheduled to be completed in September 2006. Waste stripping of the open pit is approximately 75% complete, and mining of ore is beginning. Plant start-up is scheduled for October 2006, processing stockpiled open pit and underground development ore. Ore from Principal and NE Zone stopes is scheduled for the start of 2007. The plant is scheduled to ramp up to full production of 30,000 tonnes per month by mid-2007.

18-18

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TABLE 18-3 LIFE OF MINE PRODUCTION SCHEDULE
JAGUAR MINING INC. — TURMALINA PROJECT

		Year	2004	2005		2006		2007		2008		2009
		Semester	-4	-3	-2	-1	1	2	3	4	5	6	7

Mining
NE Principal
	Open Pit Ore	tonnes	—	—	—	10,000	82,440	—	—	—	—	—	—
		g/t Au	—	—	—	5.41	5.41	—	—	—	—	—	—
	U/G Development Ore	tonnes	—	—	—	1,766	883	19,342	14,352	17,178	15,765	15,942	18,547
		g/t Au	—	—	—	5.81	5.81	6.44	9.01	5.22	7.95	8.57	8.21
	U/G Stoping Ore	tonnes	—	—	—	—	—	117,188	123,647	113,668	117,023	110,135	116,804
		g/t Au	—	—	—	—	—	5.38	8.22	9.35	8.63	10.18	6.24
	U/G Development Ore	tonnes	—	—	—	—	8,920	7,860	—	7,154	5,211	11,923	2,650
		g/t Au	—	—	—	—	4.64	4.64	—	4.28	4.28	3.73	3.73
	U/G Stoping Ore	tonnes	—	—	—	—	—	9,000	42,000	42,000	42,000	42,000	42,000
		g/t Au	—	—	—	—	—	4.64	4.64	4.64	4.64	4.45	4.22

	Total Ore	tonnes	—	—	—	11,766	92,244	153,391	179,999	180,000	179,999	179,999	180,001
		g/t Au	—	—	—	5.47	5.34	5.43	7.45	7.65	7.51	8.27	5.93

	Open Pit Waste	tonnes	—	—	—	25,700	211,872	—	—	—	—	—	—
	Strip Ratio	2.57
	U/G Waste	tonnes	—	—	—	36,477	293,817	53,980	41,577	41,316	37,823	34,698	41,345

	Total Waste	tonnes	—	—	—	62,177	505,689	53,980	41,577	41,316	37,823	34,698	41,345

Processing
	Plant feed	tonnes	—	—	—	11,766	92,244	153,391	179,999	180,000	179,999	179,999	180,001
97%	Grade (Including MCF)	g/t Au	—	—	—	5.47	5.34	5.43	7.45	7.65	7.51	8.27	5.93
	Recovery	90%	90%	90%	90%	90%	90%	90%	90%	90%	90%	90%	90%

	Production	oz	—	—	—	1,861	14,242	24,108	38,795	39,866	39,131	43,095	30,909

18-19

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TABLE 18-3 LIFE OF MINE PRODUCTION SCHEDULE
JAGUAR MINING INC. — TURMALINA PROJECT

		Year	2010		2011		2012		2013		2014		2015	Total
		Semester	8	9	10	11	12	13	14	15	16	17	18	Total

Mining
NE Principal
	Open Pit Ore	tonnes	—	—	—	—	—	—	—	—	—	—	—	92,440
		g/t Au	—	—	—	—	—	—	—	—	—	—	—	5.41
	U/G Development Ore	tonnes	16,472	13,955	17,355	10,908	25,083	28,527	23,007	26,319	9,539	—	—	274,940
		g/t Au	5.93	7.21	5.25	4.57	6.05	4.67	6.47	4.99	4.31	—	—	6.25
	U/G Stoping Ore	tonnes	112,695	121,395	110,047	115,610	101,877	113,481	107,044	111,681	135,957	138,000	17,247	1,883,501
		g/t Au	5.59	6.56	7.70	5.23	4.80	6.66	3.69	5.95	6.33	4.67	4.27	6.55
	U/G Development Ore	tonnes	8,832	2,650	10,598	11,482	11,040	2,650	7,949	—	—	—	—	98,918
		g/t Au	4.85	4.85	7.52	5.60	3.54	3.54	5.77	—	—	—	—	4.84
	U/G Stoping Ore	tonnes	42,000	42,000	42,000	42,000	42,000	35,342	42,000	42,000	18,044	—	—	566,386
		g/t Au	3.73	4.33	4.85	6.47	5.60	3.55	3.92	5.77	5.77	—	—	4.72

	Total Ore	tonnes	179,999	179,999	180,000	180,000	180,000	180,000	180,000	180,000	163,540	138,000	17,247	2,916,185
		g/t Au	5.15	6.07	6.79	5.50	5.08	5.69	4.19	5.77	6.15	4.67	4.27	6.07

	Open Pit Waste	tonnes	—	—	—	—	—	—	—	—	—	—	—	237,572
	Strip Ratio	2.57
	U/G Waste	tonnes	35,977	41,310	48,372	30,511	14,603	16,623	8,969	—	—	—	—	777,397

	Total Waste	tonnes	35,977	41,310	48,372	30,511	14,603	16,623	8,969	—	—	—	—	1,014,969

Processing
	Plant feed	tonnes	179,999	179,999	180,000	180,000	180,000	180,000	180,000	180,000	163,540	138,000	17,247	2,916,185
97%	Grade (Including MCF)	g/t Au	5.15	6.07	6.79	5.50	5.08	5.69	4.19	5.77	6.15	4.67	4.27	6.07
	Recovery	90%	90%	90%	90%	90%	90%	90%	90%	90%	90%	90%	90%	90%

	Production	oz	26,820	31,593	35,368	28,650	26,462	29,627	21,827	30,038	29,115	18,663	2,133	512,301

18-20

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CAPITAL COSTS
     Total pre-production and ongoing capital costs have been estimated by MSOL and TechnoMine and are summarized in the following table. The costs include a contingency of 10%.
TABLE 18-4 CAPITAL COSTS
Jaguar Mining Inc. – Turmalina Project

$ ‘000’s

Open Pit Mining	374
Underground Mine Development	3,341
Underground Mine Equipment	3,963
Plant Equipment	5,260
Plant Construction	7,984
Infrastructure Construction	1,897
Land Acquisition	2,118
EPCM	4,020
Commissioning	45
Environment	1,543
Tailings Dam	1,000

Total	$31,545
     Pre-production costs included above total $28.7 million, with $15.8 million incurred or committed as of June 30, 2006. Jaguar estimates that the cost to complete pre-production construction and development is $12.9 million. $2.8 million in ongoing capital costs include the final land acquisition payment ($350,000), environmental testing ($80,000), tailings pond construction ($1 million), and closure costs ($1.4 million). Capital costs do not include working capital or salvage credits upon closure.
OPEN PIT MINING
     Approximately 56% of total open pit tonnes (ore and waste) have been mined to date. The open pit mining contract, previously on a unit cost per tonne basis, has been changed to a system of equipment leases (per operating hour) under Jaguar’s management. Jaguar reports that open pit mining is on schedule and will meet budgeted costs of $374,000.

18-21

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UNDERGROUND MINE DEVELOPMENT
     Pre-production development totals 2,034 m, including ramping, level and stope development, and vertical development for ventilation. The average lateral development requirement during pre-production is 10.2 m per day. The total ore and waste tonnes produced in pre-production is 11,600 tonnes.
     Development costs have been estimated using the following rates:

• 5 m x 5m ramp	$1090/m

• 4.5 m x 4.5 m ramp	$900/m

• 2.5 m x 2.5 m raise	$820/m
UNDERGROUND MINE EQUIPMENT
     Underground mining equipment costs are based on quotations from suppliers. Key mobile equipment is shown in Table 18-1. Pre-production development equipment includes two jumbos, three 12-tonne haul trucks, two loaders, and one scissor lift. All other mobile equipment will be purchased after startup.
     Other underground equipment includes fans, pumps (submersible and stationary), cement pump, compressor, lamps, and ancillary equipment.
PLANT EQUIPMENT
     Processing plant equipment is based mainly on used equipment. Key long delivery items have already been acquired, including jaw crusher, cone crushers, rod mill, and ball mill. Most other equipment is available locally.
PLANT CONSTRUCTION
     Costs for the plant have been estimated from supplier quotes and comparable costs from other projects, notably Desert Sun’s Jacobina Mine. Jaguar reports construction progress to date:

• Access	100% complete

• Site Preparation	100% complete

18-22

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• Buildings	98% complete

• Civil works (mainly concrete)	56% complete

• Structural steel	16% complete

• Tanks, platework	17% complete

• Electrical (incl. 5 km power line)	0% complete

• Piping	0% complete

• Instrumentation	0% complete

• Paste fill plant	0% complete
INFRASTRUCTURE
     Infrastructure includes roads, site drainage control, and fresh water supply.
LAND ACQUISITION
     Land acquisition includes the cost of purchase of current and future land requirements.
EPCM
     EPCM includes all project management. This is being done by MSOL, with assistance from independent specialists as required. EPCM totals approximately 13% of project capital costs.
COMMISSIONING
     A commissioning allowance of $45,000 is included.
ENVIRONMENT
     Environmental costs during pre-production include permitting, testing and ongoing monitoring. At the end of the mine life, there is an allowance in the cash flow of $1.37 million for closure costs. This includes $292,000 for revegetation and ongoing licensing and monitoring for a period of five years after closure. There is also an allowance for employee severance and dismantling of the plant.

18-23

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OPERATING COSTS
     Operating costs have been estimated from first principles and are shown in the following table:
TABLE 18-5 OPERATING COSTS
Jaguar Mining Inc. – Turmalina Project

Area	$/tonne milled

Underground Mining	16.60
Processing	13.93
G&A	2.58
Environment	0.12

Total	$33.23
MINING
     Open pit mining costs are not included in operating because the pit is mined out during the pre-production period.
     Underground mining is based on several components – stoping costs, including fill and mine services, an incremental addition to haulage costs with depth, ongoing development, and diamond drilling. Stoping costs were developed separately for each zone, as detailed in Tables
18-6 and 18-7.

18-24

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TABLE 18-6 PRINCIPAL ZONE STOPING COSTS
Jaguar Mining Inc – Turmalina Project

Item	Cost ($/t)

Explosives	0.33
Drilling	0.41
Cable Bolts	0.16
LHD Operation	0.66
Ore Transport to Surface	0.46
Equipment Maintenance	0.65
Electricity	0.86
Backfill	1.65
Internal Service	0.53
Labour	2.92

Total Stoping Cost – Principal Zone	8.65
TABLE 18-7 NE ZONE STOPING COSTS
Jaguar Mining Inc – Turmalina Project

Item	Cost ($/t)

Explosives	0.48
Drilling	0.44
Cable Bolts	0.27
LHD Operation	0.66
Ore Transport to Surface	0.81
Equipment Maintenance	0.99
Electricity	0.91
Backfill	1.09
Internal Service	0.89
Labour	3.26

Total Stoping Cost – NE Zone	10.35

18-25

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     To allow for increasing haulage distances, haulage costs are increased by $0.60 per tonne each year, starting in 2008. Underground development costs are based on a life of mine average cost of $1,010 per metre, or $6.91 per tonne milled. All underground development is expensed to operations after the pre-production period. The allowance for diamond drilling is 200 m per month at $50 per m, or $0.27 per tonne milled.
PROCESSING
     Processing costs have been estimated using specific labour requirements and estimates for steel, reagents, power, and spares. Power consumption has been estimated to average 3.3 MW at a cost of $0.0487 per kWh.
TABLE 18-8 PLANT OPERATING COSTS
Jaguar Mining Inc – Turmalina Project

Item	Cost ($/t)

Operations Personnel	2.20
Power	3.44
Grinding Media Consumption	2.72
Liners Consumption	0.94
Chemicals and Reagents Consumption	2.75
Utilities	0.90
Maintenance	0.98

TOTAL	13.93
G&A
     Administrative expenses are estimated to be $0.6 million per year and include labour costs for 13 people, insurance, security, and general expenses. Also included in G&A is $0.3 million per year for management by MSOL.
ENVIRONMENT
     Environment costs during operation include ongoing monitoring, revegetation, and license payments.

18-26

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FUEL PRICE
     The costs in the Study are based on a fuel price of 1.80 Reals per litre, or approximately $0.65 per litre. Sensitivity analyses by Jaguar show that doubling the fuel cost to $1.30 per litre will increase the overall operating costs by 3.5%.
MARKETS
     The principal commodities at Turmalina are freely traded, at prices that are widely known, so that prospects for sale of any production are virtually assured. Jaguar will be able to sell the gold produced at international market prices, subject to a 1% Brazilian federal royalty on gross sales.
ECONOMIC ANALYSIS
     A pre-tax Cash Flow Projection has been generated from the Life of Mine production schedule and capital and operating cost estimates, and is summarized in Table 18-9. A summary of the key criteria is provided below.
PHYSICALS

•	Mine life:	8.6 years, beginning in October 2006

•	Total millfeed:	2,916,000 tonnes at a grade of 6.1 g/t Au

•	Operations:	360 days per year

•	Open pit production:	92,400 tonnes at a grade of 5.4 g/t Au

•	Strip Ratio:	2.57

•	Underground production:	1,000 tonnes per day at a grade of 6.1 g/t Au

•	Mill throughput:	1,000 tonnes per day, 360,000 tons per year.

•	Gold recovery:	90% to doré.

•	Total gold produced:	512,000 ounces

18-27

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REVENUE

•	Gold price:	$450 per ounce

•	Transport and insurance:	$3.60 per ounce

•	Refining:	1% of gross sales

•	CFEM (federal) royalty:	1% of gross sales

•	Royalty to landowner:	5% NSR on first $10 M/year, 3% on remainder
COSTS

•	Operating cost:	$33.23 per tonne milled

•	Pre-production Capital cost:	$28.7 million

•	Sustaining capital:	$2.8 million (includes closure)

•	Exchange Rate:	reverting from current rates to long-term rate of US$1.00 = R$ 2.50

18-28

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TABLE 18-9 PRE-TAX CASH FLOW — $450/OZ GOLD
JAGUAR MINING INC. — TURMALINA PROJECT

	Year	2004	2005		2006		2007		2008		2009

	Semester	-4	-3	-2	-1	1	2	3	4	5	6	7

Mining
NE Principal
Open Pit Ore	tonnes	—	—	—	10,000	82,440	—	—	—	—	—	—
	g/t Au	—	—	—	5.41	5.41	—	—	—	—	—	—
U/G Development Ore	tonnes	—	—	—	1,766	883	19,342	14,352	17,178	15,765	15,942	18,547
	g/t Au	—	—	—	5.81	5.81	6.44	9.01	5.22	7.95	8.57	8.21
U/G Stoping Ore	tonnes	—	—	—	—	—	117,188	123,647	113,668	117,023	110,135	116,804
	g/t Au	—	—	—	—	—	5.38	8.22	9.35	8.63	10.18	6.24
U/G Development Ore	tonnes	—	—	—	—	8,920	7,860	—	7,154	5,211	11,923	2,650
	g/t Au	—	—	—	—	4.64	4.64	—	4.28	4.28	3.73	3.73
U/G Stoping Ore	tonnes	—	—	—	—	—	9,000	42,000	42,000	42,000	42,000	42,000
	g/t Au	—	—	—	—	—	4.64	4.64	4.64	4.64	4.45	4.22

Total Ore	tonnes	—	—	—	11,766	92,244	153,391	179,999	180,000	179,999	179,999	180,001
	g/t Au	—	—	—	5.47	5.34	5.43	7.45	7.65	7.51	8.27	5.93

Open Pit Waste	tonnes	—	—	—	25,700	211,872	—	—	—	—	—	—
Strip Ratio	2.57
U/G Waste	tonnes	—	—	—	36,477	293,817	53,980	41,577	41,316	37,823	34,698	41,345

Total Waste	tonnes	—	—	—	62,177	505,689	53,980	41,577	41,316	37,823	34,698	41,345

Processing
Plant feed	tonnes	—	—	—	11,766	92,244	153,391	179,999	180,000	179,999	179,999	180,001
97% Grade (Including MCF)	g/t Au	—	—	—	5.47	5.34	5.43	7.45	7.65	7.51	8.27	5.93
Recovery	90%	90%	90%	90%	90%	90%	90%	90%	90%	90%	90%	90%

Production	oz	—	—	—	1,861	14,242	24,108	38,795	39,866	39,131	43,095	30,909

Revenue
Gold Price ($/oz)	450	450	450	450	450	450	450	450	450	450	450	450
Gross Revenue	US$‘000	—	—	—	838	6,409	10,848	17,458	17,940	17,609	19,393	13,909
Transport	US$‘000	—	—	—	7	51	87	139	143	141	155	111
1% Refining	US$‘000	—	—	—	8	64	108	175	179	176	194	139
1% CFEM Tax	US$‘000	—	—	—	8	64	108	173	178	175	192	138

Sub-total	US$‘000	—	—	—	814	6,230	10,546	16,970	17,439	17,117	18,852	13,521

3% Royalty	US$‘000	—	—	—	41	289	420	614	629	619	671	510

Revenue	US$‘000	—	—	—	773	5,941	10,126	16,356	16,810	16,499	18,180	13,011

NSR	US$/ t ore	—	—	—	65.70	64.41	66.01	90.87	93.39	91.66	101.00	72.28

Capital Costs
U/G Mine Development	US$‘000	84	285	780	2,191	—	—	—	—	—	—	—
Open Pit Mining	US$‘000	—	—	—	374	—	—	—	—	—	—	—
Mine Equipment	US$‘000	—	684	471	2,808	—	—	—	—	—	—	—
Plant Equipment	US$‘000	190	—	1,023	4,047	—	—	—	—	—	—	—
Plant Construction	US$‘000	—	—	2,474	5,510	—	—	—	—	—	—	—
Infrastructure Construction	US$‘000	—	—	982	915	—	—	—	—	—	—	—
Land Acquisition	US$‘000	1,226	543	—	—	—	350	—	—	—	—	—
EPCM	US$‘000	186	1,053	1,911	870	—	—	—	—	—	—	—
Commissioning	US$‘000	—	—	—	45	—	—	—	—	—	—	—
Environment	US$‘000	18	1	8	60	23	10	10	11	11	11	—
Tailings Dam	US$‘000	—	—	—	—	—	—	—	—	—	—	—

Total	US$‘000	1,704	2,565	7,649	16,821	23	360	10	11	11	11	—

Operating Costs
Open Pit Mining	US$‘000	—	—	—	—	—	—	—	—	—	—	—
U/G Mining	US$‘000	—	—	—	—	1,538	3,243	3,310	3,188	3,333	3,163	3,247
Processing	US$‘000	—	—	—	—	878	2,466	2,507	2,507	2,507	2,507	2,507
G&A	US$‘000	—	—	—	—	168	454	454	454	454	454	454
Environment	US$‘000	—	—	—	—	22	99	23	75	14	50	14

Total	US$‘000	—	—	—	—	2,606	6,262	6,295	6,224	6,309	6,175	6,223

Open Pit Mining	US$/t moved	—	—	—	—	—	—	—	—	—	—	—
Open Pit Mining	US$/t milled	—	—	—	—	—	—	—	—	—	—	—
U/G Mining	US$/t milled	—	—	—	—	16.67	21.14	18.39	17.71	18.52	17.57	18.04
Processing	US$/t milled	—	—	—	—	9.51	16.07	13.93	13.93	13.93	13.93	13.93
G&A	US$/t milled	—	—	—	—	1.83	2.96	2.52	2.52	2.52	2.52	2.52
Environment	US$/t milled	—	—	—	—	0.24	0.64	0.13	0.41	0.08	0.28	0.08

Total	US$/t milled	—	—	—	—	28.25	40.82	34.97	34.58	35.05	34.31	34.57

Pre-Tax Cash Flow
	US$‘000	(1,704)	(2,565)	(7,649)	(16,048)	3,313	3,504	10,051	10,575	10,178	11,994	6,788
	Cumulative US$‘000	(1,704)	(4,269)	(11,919)	(27,966)	(24,653)	(21,149)	(11,098)	(523)	9,655	21,649	28,437

	Pre-tax NPV US$‘000	32,957
		12%
	IRR	47.5%

Unit Cost of Production
Operating[1]	US$/oz	—	—	—	30	211	285	186	180	185	167	226
Capital	US$/oz
Total[2]	US$/oz

Notes: 1.	Equivalent to Gold Institute Total Cash Cost.

2.	Equivalent to Gold Institute Total Production Cost.

3.	Working capital estimated at $0.9 M by Jaguar Mining Inc. has been excluded.

4.	Salvage estimated at $3.4 M by Jaguar Mining Inc. has been excluded.

5.	Financing costs have been excluded.

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TABLE 18-9 PRE-TAX CASH FLOW — $450/OZ GOLD
JAGUAR MINING INC. — TURMALINA PROJECT

	Year	2010		2011		2012		2013		2014		2015	Total

	Semester	8	9	10	11	12	13	14	15	16	17	18	Total

Mining
NE Principal
Open Pit Ore	tonnes	—	—	—	—	—	—	—	—	—	—	—	92,440
	g/t Au	—	—	—	—	—	—	—	—	—	—	—	5.41
U/G Development Ore	tonnes	16,472	13,955	17,355	10,908	25,083	28,527	23,007	26,319	9,539	—	—	274,940
	g/t Au	5.93	7.21	5.25	4.57	6.05	4.67	6.47	4.99	4.31	—	—	6.25
U/G Stoping Ore	tonnes	112,695	121,395	110,047	115,610	101,877	113,481	107,044	111,681	135,957	138,000	17,247	1,883,501
	g/t Au	5.59	6.56	7.70	5.23	4.80	6.66	3.69	5.95	6.33	4.67	4.27	6.55
U/G Development Ore	tonnes	8,832	2,650	10,598	11,482	11,040	2,650	7,949	—	—	—	—	98,918
	g/t Au	4.85	4.85	7.52	5.60	3.54	3.54	5.77	—	—	—	—	4.84
U/G Stoping Ore	tonnes	42,000	42,000	42,000	42,000	42,000	35,342	42,000	42,000	18,044	—	—	566,386
	g/t Au	3.73	4.33	4.85	6.47	5.60	3.55	3.92	5.77	5.77	—	—	4.72

Total Ore	tonnes	179,999	179,999	180,000	180,000	180,000	180,000	180,000	180,000	163,540	138,000	17,247	2,916,185
	g/t Au	5.15	6.07	6.79	5.50	5.08	5.69	4.19	5.77	6.15	4.67	4.27	6.07

Open Pit Waste	tonnes	—	—	—	—	—	—	—	—	—	—	—	237,572
Strip Ratio	2.57
U/G Waste	tonnes	35,977	41,310	48,372	30,511	14,603	16,623	8,969	—	—	—	—	777,397

Total Waste	tonnes	35,977	41,310	48,372	30,511	14,603	16,623	8,969	—	—	—	—	1,014,969

Processing
Plant feed	tonnes	179,999	179,999	180,000	180,000	180,000	180,000	180,000	180,000	163,540	138,000	17,247	2,916,185
97% Grade (Including MCF)	g/t Au	5.15	6.07	6.79	5.50	5.08	5.69	4.19	5.77	6.15	4.67	4.27	6.07
Recovery	90%	90%	90%	90%	90%	90%	90%	90%	90%	90%	90%	90%	90%

Production	oz	26,820	31,593	35,368	28,650	26,462	29,627	21,827	30,038	29,115	18,663	2,133	512,301

Revenue
Gold Price ($/oz)	450	450	450	450	450	450	450	450	450	450	450	450	450
Gross Revenue	US$‘000	12,069	14,217	15,916	12,893	11,908	13,332	9,822	13,517	13,102	8,398	960	230,535
Transport	US$‘000	96	113	127	103	95	106	78	108	105	67	8	1,840
1% Refining	US$‘000	121	142	159	129	119	133	98	135	131	84	10	2,305
1% CFEM Tax	US$‘000	120	141	158	128	118	132	97	134	130	83	10	2,287

Sub-total	US$‘000	11,732	13,820	15,471	12,533	11,576	12,960	9,548	13,140	12,736	8,164	933	224,103

3% Royalty	US$‘000	456	519	569	480	451	493	389	498	486	347	47	8,528

Revenue	US$‘000	11,276	13,301	14,903	12,053	11,125	12,467	9,159	12,642	12,250	7,817	886	215,575

NSR	US$/ t ore	62.65	73.90	82.79	66.96	61.81	69.26	50.88	70.23	74.91	56.64	51.36	73.92

Capital Costs
U/G Mine Development	US$‘000	—	—	—	—	—	—	—	—	—	—	—	3,341
Open Pit Mining	US$‘000	—	—	—	—	—	—	—	—	—	—	—	374
Mine Equipment	US$‘000	—	—	—	—	—	—	—	—	—	—	—	3,963
Plant Equipment	US$‘000	—	—	—	—	—	—	—	—	—	—	—	5,260
Plant Construction	US$‘000	—	—	—	—	—	—	—	—	—	—	—	7,984
Infrastructure Construction	US$‘000	—	—	—	—	—	—	—	—	—	—	—	1,897
Land Acquisition	US$‘000	—	—	—	—	—	—	—	—	—	—	—	2,118
EPCM	US$‘000	—	—	—	—	—	—	—	—	—	—	—	4,020
Commissioning	US$‘000	—	—	—	—	—	—	—	—	—	—	—	45
Environment	US$‘000	4	—	—	—	—	—	—	—	—	—	1,374	1,543
Tailings Dam	US$‘000	—	—	—	—	1,000	—	—	—	—	—	—	1,000

Total	US$‘000	4	—	—	—	1,000	—	—	—	—	—	1,374	31,545

Operating Costs
Open Pit Mining	US$‘000	—	—	—	—	—	—	—	—	—	—	—	—
U/G Mining	US$‘000	3,168	3,186	3,466	3,054	2,943	2,929	2,637	2,326	1,945	1,548	193	48,418
Processing	US$‘000	2,507	2,507	2,507	2,507	2,507	2,507	2,507	2,507	2,410	1,922	351	40,623
G&A	US$‘000	454	454	454	454	454	454	454	454	454	454	76	7,515
Environment	US$‘000	19	12	12	12	—	—	—	—	—	—	—	351

Total	US$‘000	6,149	6,159	6,440	6,028	5,905	5,891	5,599	5,288	4,810	3,925	620	96,906

Open Pit Mining	US$/t moved	—	—	—	—	—	—	—	—	—	—	—	—
Open Pit Mining	US$/t milled	—	—	—	—	—	—	—	—	—	—	—	—
U/G Mining	US$/t milled	17.60	17.70	19.26	16.97	16.35	16.27	14.65	12.92	11.90	11.22	11.22	16.60
Processing	US$/t milled	13.93	13.93	13.93	13.93	13.93	13.93	13.93	13.93	14.74	13.93	20.34	13.93
G&A	US$/t milled	2.52	2.52	2.52	2.52	2.52	2.52	2.52	2.52	2.78	3.29	4.40	2.58
Environment	US$/t milled	0.11	0.07	0.07	0.07	—	—	—	—	—	—	—	0.12

Total	US$/t milled	34.16	34.22	35.78	33.49	32.81	32.73	31.11	29.38	29.41	28.44	35.96	33.23

Pre-Tax Cash Flow
	US$‘000	5,124	7,142	8,463	6,025	4,220	6,576	3,560	7,354	7,440	3,892	(1,109)	87,124
	Cumulative US$‘000	33,561	40,703	49,165	55,191	59,410	65,987	69,547	76,901	84,341	88,233	87,124

	Pre-tax NPV US$‘000

	IRR

Unit Cost of Production
Operating[1]	US$/oz	254	219	206	235	248	224	282	201	190	237	321	214
Capital	US$/oz												62
Total[2]	US$/oz												275

Notes: 1.	Equivalent to Gold Institute Total Cash Cost.

2.	Equivalent to Gold Institute Total Production Cost.

3.	Working capital estimated at $0.9 M by Jaguar Mining Inc. has been excluded.

4.	Salvage estimated at $3.4 M by Jaguar Mining Inc. has been excluded.

5.	Financing costs have been excluded.

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SCOTT WILSON RPA	www.scottwilson.com
     Considering the Project on a stand-alone basis, the Base Case undiscounted pre-tax cash flow totals $87.1 million over the mine life, and simple payback occurs near the mid-point of 2008 (approximately 21 months from start of production).
     The Gold Institute Total Cash Cost is $214 per ounce of gold. The mine life capital unit cost is $62 per ounce, for a Gold Institute Total Production Cost of $275 per ounce of gold. Average annual gold production during operations is 60,000 ounces per year.
     At a discount rate of 12%, the pre-tax NPV is $33.0 million and the IRR is 47.5%.
     Jaguar’s after-tax NPV estimate at 12% discount rate is $14.2 million, with a project IRR of 30.7%. Scott Wilson RPA did not review Jaguar’s tax model.
SENSITIVITY ANALYSIS
     Figure 18-5 shows the project sensitivity to various factors, including:
•	Head Grade

•	Gold Price

•	Operating Cost

•	Capital Cost

•	Exchange Rate

•	Mine Life

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FIGURE 18-5 SENSITIVITY ANALYSIS
     The Project is most sensitive to gold price and head grade. The break even gold price resulting in zero pre- tax NPV at 12% is approximately $300 per ounce. At a gold price of $635 per ounce (July 27, 2006), the pre-tax NPV at 12% is $74.7 million. Possible impacts on head grades include assay bias and increased dilution. If assaying proves to be biased 10% low, head grades may be 10% higher, which would result in a pre-tax NPV at 12% of $43 million. If dilution rates are 20% (AngloGold test results) rather than 15% (Base Case estimate), head grades will be reduced by 5%, which would result in a pre-tax NPV at 12% of approximately $28 million.
     The long-term exchange rate used for the Project is US$1.00 = R$2.50, compared to the current rate of US$1.00 = R$2.29. The long-term rate has been chosen based on economic forecasts by Brazilian banks. For Base Case cash flow estimation, actual exchange rates were used for costs incurred up to June 30, 2006. The remainder of pre-

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production capital to be spent was converted using an exchange rate of US$1.00 = R$2.19. Sustaining capital and operating costs use the long-term exchange rate.
     Other key sensitivities, in addition to the aforementioned, are operating costs, and capital cost, and mine life. The sensitivities are summarized in the following table as pre-tax NPV at 12% discount.
TABLE 18-10 SENSITIVITY DATA
Jaguar Mining Inc — Turmalina Project

	- 20%	-10%	Base Case	+ 10%	+ 20%

Gold Price ($/oz)	360	405	450	495	540
Pre-tax NPV ($ million)	$12.7	$22.8	$33.0	$43.1	$53.2

Grade (g/t)	4.86	5.46	6.07	6.68	7.28
Pre-tax NPV ($ million)	$12.8	$22.9	$33.0	$43.0	$53.1

Operating Costs ($ million)	$62.0	$78.5	$96.9	$117.3	$139.6
Pre-tax NPV ($ million)	$41.8	$37.4	$33.0	$28.5	$24.1

Capital Costs ($ million)	$20.2	$25.6	$31.6	$38.2	$45.4
Pre-tax NPV ($ million)	$37.5	$35.2	$33.0	$30.7	$28.4

Exchange Rate (R$ /$)	2.00	2.25	2.50	2.75	3.00
Pre-tax NPV ($ million)	$14.5	$24.9	$33.0	$39.7	$45.2

Mine Life (Mt)	2.3	2.6	2.9	3.2	3.5
Pre-tax NPV ($ million)	$25.6	$28.7	$33.0	$36.0	$38.9
The base case sensitivity to discount rate is shown as follows:
•	12% — pre-tax NPV = $ 33.0 million

•	10% — pre-tax NPV = $ 38.6 million

•	7.5% — pre-tax NPV = $ 47.2 million

•	5% — pre-tax NPV = $ 57.7 million

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19 INTERPRETATION AND CONCLUSIONS
     The work completed by Jaguar to date has shown that the Turmalina Project is robust at current gold prices and shows a positive operating margin at the Base Case gold price of $450 per ounce. Scott Wilson RPA offers the following conclusions:
•	The diamond drilling techniques and technical controls were performed to industry standards and produced samples of adequate quality to develop a database for resource estimation.

•	The sampling method and approach, as well as the sample preparation and analysis, were adequate for resource estimation.

•	The data verification program conforms to industry standards, but non-compliance issues should be addressed on a timely basis.

•	The resource grade may be biased 5% to 10% low due to possible problems in the SGS do Brasil Ltda. (SGS) laboratory.

•	The assumptions, parameters, and methodology used for resource estimation are appropriate for the style of mineralization.

•	Mineral resources and reserves have been estimated according to the requirements of CIM definitions and, in Scott Wilson RPA’s opinion, are compliant with NI43-101.

•	Stope extraction does not include an allowance for ore loss, however, the overall extraction of 89% should be adequate.

•	Dilution rates of 15% are reasonable, however, previous testing indicates that dilution rates up to 20% may occur.

•	There is some risk related to the size of the underground openings to be backfilled.

•	The use of the open pit for tailings deposition is nominally an expedient alternative, however, a tailings pond facility will be required once the open pit is filled.

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20 RECOMMENDATIONS
     Scott Wilson RPA presents the following recommendations:
•	Assess the potential for lateral and downward extension of mineralization and extend diamond drilling programs as necessary.

•	Investigate possible low bias in the SGS analytical laboratory.

•	Establish a QA/QC program to monitor laboratory results on a “per batch” basis. Request copies of the laboratory in-house QA/QC reports.

•	Establish a standard operating procedure whereby, during the resource estimation process, outlier assays are capped prior to compositing.

•	Consideration should be given to backfilling smaller openings on a more frequent basis.

•	Investigate the following items before placing tailings in the open pit:
o	Crown pillar stability to prevent inrush into the mine workings.

o	Proper sealing of the vent raise connection from the bottom of the open pit to the mine.

o	The effect of water on the tailings during the rainy season and the prevention of liquefaction.
•	Proceed with detailed design and cost estimation for the proposed tailings pond facility.

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21 REFERENCES
Clow, G. G., and Valliant, W. W. (2005): Technical Report on the Turmalina Gold Project, Pitangui, Minas Gerais, Brazil — NI43-101 Report Prepared for Jaguar Mining Inc. by Roscoe Postle Associates Inc., September 16, 2005.
Clow, G. G., and Valliant, W. W. (2006): Technical Report on the Turmalina Gold Project, Pitangui, Minas Gerais, Brazil — NI43-101 Report Prepared for Jaguar Mining Inc. by Roscoe Postle Associates Inc., March 17, 2006.
de Souza, Márcia Cristina (2006): Cyanidation Tests in Samples from the Turmalina Mine, Internal Report for MSOL, May 6, 2006
Duchini, J. (2004): Project Geological Summary, Internal presentation for Jaguar Mining Inc.
Duchini, J. (2005): Geology of the Turmalina Project, Private report for Jaguar Mining Inc.
Kashida, A., et al. (1990): Brazil, The Sleeping Resource Giant, in Economic Geology and the Bulletin of the Society of Economic Geologists, Volume 85, 1990.
Kosich, D. (2004): Jaguar Banks on Three Brazilian Projects: Article in Mineweb, Nov. 17, 2004.
Lobato, L. M. (1998): Styles of Hydrothermal Alteration and Gold Mineralization Associated with the Nova Lima Group of the Quadrilátero Ferrífero, Part 1, Description of Selected Gold Deposits, in Revista Brasileira de Geociencias, Volume 28, 1998.
Machado, I. C. (2005): Turmalina Gold Project, Feasibility Draft 12C, Including Cash Flow August 8, 2005: Internal Report for Jaguar, Mining Inc.
Martini, S. L. (1998): An Overview of Main Auriferous Regions of Brazil, in Revista Brasileira de Geociências, Volume 28, 1998.
Moreno & Associados (2005): Mineral Resources Evaluation, Turmalina Gold Project: Internal Report for Mineracao Serras do Oeste Ltda.
Moreno & Associados (2006): Grade Estimation Resume, Turmalina Gold Project, Minas Gerais, Brazil: Internal Report for MSOL, February  ,2006.
Moreno & Associados (2006b): Grade Estimation Resume, Turmalina Gold Project, Minas Gerais, Brazil: Internal Report for MSOL, May  ,2006.

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Nascimento, A. L. (2006): Turmalina Gold Project CASH FLOW, Excel spreadsheet, July 2006.
Zucchetti, M., et al. (2000): Volcanic and Volcaniclastic Features in Archean Rocks and Their Tectonic Environments, Rio Das Velhas Greenstone Belt, Quadrilátero Ferrífero, MG, Brazil, in Revista Brasileira de Geociencias, Volume 30, 2000.

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22 SIGNATURE PAGE
     This report titled “Technical Report on the Turmalina Gold Project, Pitangui, Minas Gerais, Brazil”, prepared for Jaguar Mining Inc., and dated July 31, 2006 was prepared and signed by the following authors:

Dated at Toronto, Ontario	Graham G. Clow, P. Eng.
July 31, 2006	Consulting Mining Engineer
Managing Director
Scott Wilson Roscoe Postle Associates Inc.

Dated at Toronto, Ontario	Wayne W. Valliant, P. Geo.
July 31, 2006	Associate Consulting Geologist
Scott Wilson Roscoe Postle
Associates Inc.

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23 CERTIFICATE OF QUALIFICATIONS
GRAHAM G. CLOW
     I, Graham G. Clow, P.Eng., as an author of this report entitled “Technical Report on the Turmalina Gold Project, Pitangui, Minas Gerais, Brazil”, prepared for Jaguar Mining Inc., and dated July 31, 2006, do hereby certify that:
1.	I am Principal Mining Engineer with Scott Wilson Roscoe Postle Associates Inc. of Suite 501, 55 University Ave Toronto, ON, M5J 2H7.
2.	I am a graduate of Queen’s University, Kingston, Ontario Canada in 1972 with a Bachelor of Science degree in Geological Engineering and in 1974 with a Bachelor of Science degree in Mining Engineering.
3.	I am registered as a Professional Engineer in the Province of Ontario (Reg.# 8750507). I have worked as a mining engineer for a total of 32 years since my graduation. My relevant experience for the purpose of the Technical Report is:
•	Review and report as a consultant on more than forty mining operations and projects around the world for due diligence and regulatory requirements

•	Senior Engineer to Mine Manager at seven Canadian mines and projects

•	Senior person in charge of the construction of two mines in Canada

•	Senior VP Operations in charge of five mining operations, including two in Latin America

•	President of a gold mining company with one mine in Canada

•	President of a gold mining company with one mine in Mexico
4.	I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI43-101.
5.	I visited the Turmalina Gold Project on June 5-7, 2005.
6.	I am responsible for overall preparation of the Technical Report and contributed to writing Sections 1, 2, 16, 18, 19, and 20.
7.	I am independent of the Issuer applying the test set out in Section 1.4 of National Instrument 43-101.
8.	I am the co-author of two previous technical reports entitled “Technical Report on the Turmalina Gold Project, Pitangui, Minas Gerais, Brazil”, prepared for Jaguar Mining Inc., and dated September 16, 2005 and “Technical Report on the Turmalina Gold Project, Pitangui, Minas Gerais, Brazil”, prepared for Jaguar Mining Inc., and dated March 17, 2006.

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9.	I have read National Instrument 43-101F1, and the Technical Report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.
10.	To the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.
Dated this 31st day of July, 2006.

Graham G. Clow, P. Eng

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WAYNE W. VALLIANT
     I, Wayne W. Valliant, P.Geo., as an author of this report entitled “Technical Report on the Turmalina Gold Project, Pitangui, Minas Gerais, Brazil”, prepared for Jaguar Mining Inc., and dated July 31, 2006, do hereby certify that:
1.	I am an Associate Geologist with Scott Wilson Roscoe Postle Associates Inc. of Suite 501, 55 University Ave Toronto, ON, M5J 2H7.
2.	I am a graduate of Carleton University, Ottawa, Ontario, Canada in 1973 with a Bachelor of Science degree in Geology.
3.	I am registered as a Professional Geologist in the Province of Ontario (Reg.# 1175). I have worked as a geologist for a total of 32 years since my graduation. My relevant experience for the purpose of the Technical Report is:
•	Review and report as a consultant on more than thirty mining operations and projects around the world for due diligence and resource/reserve review

•	Chief Geologist at three Canadian mines, including two gold mines

•	Superintendent of Technical Services at three mines in Canada and Mexico, including two gold mines

•	General Manager of Technical Services for corporation with gold mining operations and developing projects in Canada and Latin America
4.	I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI43-101.
5.	I visited the site on June 5-7, 2005, and January 16, 2006.

6.	I contributed to writing all Sections of the Technical Report except Section 18.
7.	I am independent of the Issuer applying the tests set out in section 1.4 of National Instrument 43-101.
8.	I am the co-author of previous technical reports entitled “Technical Report on the Turmalina Gold Project, Pitangui, Minas Gerais, Brazil”, prepared for Jaguar Mining Inc., and dated September 16, 2005 and “Technical Report on the Turmalina Gold Project, Pitangui, Minas Gerais, Brazil”, prepared for Jaguar Mining Inc., and dated March 17, 2006.
9.	I have read National Instrument 43-101F1, and the Technical Report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.

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SCOTT WILSON RPA	www.scottwilson.com
10.	To the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.
Dated this 31st day of July, 2006.

Wayne W. Valliant, P.Geo.

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Document No. 73
TECHNICAL REPORT ON THE
TURMALINA GOLD PROJECT,
PITANGUI, MINAS GERAIS, BRAZIL
PREPARED FOR
JAGUAR MINING INC.
Report for NI 43-101
Authors:
Graham G. Clow, P.Eng.
Wayne W. Valliant, P.Geo.

March 14, 2006 ROSCOE POSTLE ASSOCIATES INC. Toronto, Ontario. Vancouver, B.C. Rouyn-Noranda, Québec.

ROSCOE POSTLE ASSOCIATES INC.	www.rpacan.com

PAGE
1 SUMMARY	1-1
Executive Summary	1-1
Technical Summary	1-3
2 INTRODUCTION AND TERMS OF REFERENCE	2-1
3 RELIANCE ON OTHER EXPERTS	3-1
4 PROPERTY DESCRIPTION AND LOCATION	4-1
5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY	5-1
6 HISTORY	6-1
7 GEOLOGICAL SETTING	7-1
8 DEPOSIT TYPES	8-1
9 MINERALIZATION	9-1
10 EXPLORATION	10-1
11 DRILLING	11-1
12 SAMPLING METHOD AND APPROACH	12-1
13 SAMPLE PREPARATION, ANALYSES AND SECURITY	13-1
14 DATA VERIFICATION	14-1
15 ADJACENT PROPERTIES	15-1
16 MINERAL PROCESSING AND METALLURGICAL TESTING	16-1
17 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES	17-1
Mineral Resources	17-1
Mineral Reserves	17-7
18 OTHER RELEVANT DATA AND INFORMATION	18-1
Mining Operations	18-1
Mineral Processing	18-2
Environmental Considerations	18-2
19 INTERPRETATION AND CONCLUSIONS	19-1
20 RECOMMENDATIONS	20-1
21 REFERENCES	21-1
22 SIGNATURE PAGE	22-1
23 CERTIFICATE OF QUALIFICATIONS	23-1

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LIST OF TABLES

PAGE
Table 1-1 Mineral Resources – March 2006	1-2
Table 1-2 Mineral Resources – March 2006	1-5
Table 1-3 Mineral Reserves – September 2005	1-5
Table 4-1 Property Description	4-1
Table 6-1 AngloGold, Diamond Drill Highlights	6-2
Table 6-2 Jaguar Phase 1 Diamond Drill Highlights	6-4
Table 6-3 Mineral Resources – September 2005	6-5
Table 6-4 Mineral Reserves – September 2005	6-6
Table 11-1 Jaguar Phase 1 Diamond Drill Highlights	11-2
Table 11-2 Jaguar Phase 2 Diamond Drill Highlights	11-3
Table 14-1 Diamond Drill Check Samples	14-9
Table 16-1 Metallurgical Testwork	16-5
Table 17-1 Mineral Resources – March 2006	17-1
Table 17-2 Mineral Reserves – September 2005	17-7
LIST OF FIGURES

PAGE
Figure 4-1 General Location Map	4-2
Figure 4-2 Mining Concessions	4-3
Figure 11-1 Principal Zone – U/G Exploration & DD	11-4
Figure 11-2 NE Zone – U/G Exploration & DD	11-5
Figure 14-1 Control Blank Samples	14-2
Figure 14-2 Standard Reference Samples	14-3
Figure 14-3 Duplicate Samples	14-4
Figure 14-4 Interlab Comparison Scatterplot – Rejects	14-5
Figure 14-5 Interlab Comparison RDP – Rejects (%)	14-6
Figure 14-6 Interlab Comparison ScatterPlot – Pulps	14-7
Figure 14-7 Interlab Comparison RDP – Pulps (%)	14-8
Figure 16-1 Simplified Flowsheet	16-6
Figure 17-1 Grade Distribution – Channel Samples	17-3
Figure 17-2 Grade Distribution – Diamond Drill Samples	17-4
Figure 17-3 Mineral Resources – Longitudinal Section	17-6
Figure 18-1 Schematic Mine Cross Section	18-3
Figure 18-2 Schematic Mine Long Section	18-4
Figure 18-3 Site Plan	18-5

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1 SUMMARY
EXECUTIVE SUMMARY
     Roscoe Postle Associates Inc. (RPA) was retained by Jaguar Mining Inc. (Jaguar) to prepare an independent Technical Report on the Turmalina Project (the Project), near Pitangui, Minas Gerais, Brazil. Mineração Serras do Oeste Ltda (MSOL), a division of Jaguar, purchased the Project from AngloGold Ashanti (AngloGold) in September 2004 and conducted a Phase 1 exploration program consisting of 23 diamond drill holes. Jaguar estimated measured plus indicated resources of 1.8 Mt grading 6.83 g/t Au and, in 2005, commissioned TechnoMine Services LLC (TechnoMine) of Salt Lake City, Utah, to prepare a feasibility study (the TechnoMine Study). RPA (2005) reviewed the mineral resources and TechnoMine Study and recommended additional diamond drilling to upgrade resources below the 400 m elevation. Jaguar is currently implementing the recommendations and has completed a Phase 2 diamond drilling program comprised of 5,435 m in 19 holes.
     The purpose of this report is to review the Phase 2 diamond drilling program and mineral resource update, summarized in Table 1-1. Jaguar is currently conducting a Phase 3 diamond drilling program that will be followed by a re-estimation of both mineral resources and mineral reserves.

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TABLE 1-1 MINERAL RESOURCES – MARCH 2006
Jaguar Mining Inc. — Turmalina Project

	Principal			NE			Total
	Tonnes	Grade	Cont. Au	Tonnes	Grade	Cont. Au	Tonnes	Grade	Cont. Au
	(t)	(g/t)	(oz)	(t)	(g/t)	(oz)	(t)	(g/t)	(oz)

Measured	362,000	6.1	71,000				362,000	6.1	71,000
Indicated	1,521,000	8.3	406,000	612,000	4.3	85,000	2,133,000	7.2	491,000
Meas + Indic	1,884,000	7.9	477,000	612,000	4.3	85,000	2,495,000	7.0	562,000

Inferred	106,000	6.5	22,000	72,000	3.5	8,000	178,000	5.3	30,000
Notes:
1.	CIM definitions were followed for Mineral Resources.

2.	Mineral Resources are estimated at a cutoff grade of 1.0 g/t Au.

3.	Mineral Resources are estimated using an average long-term gold price of US$375 per ounce

4.	A minimum mining width of 2.0 metres was used.

5.	Rows and columns may not total due to rounding.
     Based on a review of the diamond drilling program, sampling, sample preparation and analysis procedures, data verification and mineral resource estimation, RPA offers the following conclusions:
•	The diamond drilling techniques and technical controls were performed to industry standards and produced samples of adequate quality to develop a database for resource estimation.

•	The sampling method and approach, as well as the sample preparation and analysis, were adequate for resource estimation.

•	The data verification program conforms to industry standards, but non-compliance issues should be addressed on a timely basis.

•	The resource grade may be biased 5% to 10% low due to possible problems in the SGS laboratory.

•	The assumptions, parameters, and methodology used for resource estimation are appropriate for the style of mineralization.

•	Mineral Resources have been estimated according to the requirements of CIM Definitions and, in RPA’s opinion, are compliant with NI43-101.
     RPA presents the following recommendations:
•	Complete the proposed Phase 3 diamond drilling program as planned.

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•	Assess the potential for lateral and downward extension of mineralization and extend the program as necessary.

•	Investigate possible low bias in the SGS analytical laboratory.

•	Establish a QA/QC program to monitor laboratory results on a “per batch” basis. Request copies of the laboratory in-house QA/QC reports.

•	Establish a standard operating procedure whereby, during the resource estimation process, outlier assays are capped prior to compositing.
TECHNICAL SUMMARY
     The Turmalina Project lies approximately 120 km northwest of Belo Horizonte and six kilometres south of the town of Pitangui, Minas Gerais, Brazil. The Project comprises seven contiguous concessions covering an area of 5,337 ha and was acquired from AngloGold in September 2004 for $US 4.0 million, payable in three equal installments of $1.35 million. Jaguar has 100% ownership subject to a 5% net revenue interest up to $10 million, and 3% thereafter, to an unrelated third party. In addition, there is a 0.5% net revenue interest payable to the legal landowner.
     Gold was first discovered in the area in the 16th century. During 1992 and 1993, AngloGold (AngloGold Limited at that time) mined 373,000 t of oxide mineralization from an open pit on the Turmalina Zone and recovered 35,500 oz of gold using heap leach technology. Subsequently, AngloGold explored a possible downward sulphide extension by driving a ramp beneath the pit and drifting on two levels in the mineralized zone at approximately 50 m and 75 m below the pit floor.
     The Turmalina Deposit is hosted by rocks of the Archean Rio das Velhas greenstone belt in the Quadrilátero Ferrífero region, one of the major gold provinces in the world. The Pitangui area is underlain by rocks of Archaean and Proterozoic age. Archaean units include a granitic basement, overlain by the Pitangui Group, a sequence of ultramafic to intermediate volcanic flows and pyroclastics, and associated sediments. The predominant rock types in the deposit are metamorphosed pelites and tuffs. Gold mineralization is associated with higher levels of sericite, quartz, and biotite. Some fraction of the gold

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mineralization in the Turmalina Deposit may be due to primary, exhalative deposition associated with the banded iron formation, however, the deposit can be broadly classified as epigenetic, related to a mesothermal system that localized auriferous silicification in local structural features within a wider shear zone.
     The Turmalina Deposit comprises two zones, the Principal and NE Zones. The Principal Zone strikes azimuth 110º and dips at 55º-60º. Gold grade zoning indicates a SE plunge of approximately 65º. The zone is 200 m to 250 m long and ranges in horizontal width from two metres to 30 m, averaging approximately eight metres. The NE Zone lies 50 m to 100 m east of the Principal Zone and has a similar attitude. It is approximately 200 m long and ranges from one to 12 m in horizontal width, averaging approximately three metres. Mineralization extends to at least 350 m below surface.
     Since September 2004, Jaguar has completed a two-phase surface exploration program consisting of 42 diamond drill holes for a total of 11,224 m. The sampling approach and methodology, sample preparation and analysis, and data verification conform to industry standards.
     Jaguar geology staff completed the correlation of the mineralized zones using a 1.0 g/t Au cutoff grade and a 2.0 m minimum width. Moreno & Associados of Belo Horizonte, Minas Gerais, Brazil, completed the mineral resource estimate using a block model methodology. The mineral resources are summarized in Table 1-2.

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TABLE 1-2 MINERAL RESOURCES – MARCH 2006
Jaguar Mining Inc. — Turmalina Project

	Principal			NE			Total
	Tonnes	Grade	Cont. Au	Tonnes	Grade	Cont. Au	Tonnes	Grade	Cont. Au
	(t)	(g/t)	(oz)	(t)	(g/t)	(oz)	(t)	(g/t)	(oz)

Measured	362,000	6.1	71,000				362,000	6.1	71,000
Indicated	1,521,000	8.3	406,000	612,000	4.3	85,000	2,133,000	7.2	491,000
Meas + Indic	1,884,000	7.9	477,000	612,000	4.3	85,000	2,495,000	7.0	562,000

Inferred	106,000	6.5	22,000	72,000	3.5	8,000	178,000	5.3	30,000
Notes:
1.	CIM definitions were followed for Mineral Resources.

2.	Mineral Resources are estimated at a cutoff grade of 1.0 g/t Au.

3.	Mineral Resources are estimated using an average long-term gold price of US$375 per ounce

4.	A minimum mining width of 2.0 metres was used.

5.	Rows and columns may not total due to rounding.
     The mineral reserves were not re-estimated following the Phase 2 diamond drilling program. Mineral reserves estimated by RPA in September 2005, following completion of the Phase 1 diamond drilling program, are illustrated in Table 1-3.
TABLE 1-3 MINERAL RESERVES – SEPTEMBER 2005
Jaguar Mining Inc. — Turmalina Project

	Principal			NE			Total
	Tonnes	Grade	Cont Au	Tonnes	Grade	Cont Au	Tonnes	Grade	Cont Au
	(t)	(g/t)	(oz)	(t)	(g/t)	(oz)	(t)	(g/t)	(oz)

Proven	411,000	6.2	82,000				411,000	6.2	82,000
Probable	1,184,000	6.2	236,000	310,000	5.3	52,000	1,494,000	6.0	288,000

Total	1,595,000	6.2	318,000	310,000	5.3	52,000	1,905,000	6.0	370,000
Notes:
1.	Based on a gold price of $375 per ounce

2.	Cutoff grade = 1.0 g/t

3.	Dilution overall = 15%

4.	Extraction = 91%

5.	Reserves estimated according to CIM definitions
     The TechnoMine Study proposed an open pit operation to mine approximately 5% of the mineral reserves. The open pit mine would produce 20,000 tpm for at a strip ratio of 1.43:1. The open pit phase would be followed by an underground mining operation using

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sublevel stoping with paste backfill in the Principal Zone, and mechanized cut and fill in the NE Zone, to produce 30,000 tpm. The TechnoMine Study demonstrated that the Turmalina Project was robust at current gold prices and shows an acceptable operating margin at the Base Case gold price of $375 per ounce.
     Following the final Phase 3 diamond drilling program, Jaguar will update the mine design, life of mine plan, project economics, and mineral reserves. Construction of the processing plant and ancillary buildings is in progress.

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2 INTRODUCTION AND TERMS OF REFERENCE
     Roscoe Postle Associates Inc. (RPA) was retained by Jaguar Mining Inc. (Jaguar) to prepare an independent Technical Report on the Turmalina Project (the Project), near Pitangui, Minas Gerais, Brazil. Mineração Serras do Oeste Ltda (MSOL), a division of Jaguar, purchased the Project from AngloGold Ashanti (AngloGold) in September 2004 and conducted a Phase 1 exploration program consisting of 23 diamond drill holes. Jaguar estimated measured plus indicated resources of 1.8 Mt grading 6.83 g/t Au and, in 2005, commissioned TechnoMine Services LLC (TechnoMine) of Salt Lake City, Utah, to prepare a feasibility study. RPA (2005) reviewed the mineral resources and TechnoMine Study and recommended additional diamond drilling to upgrade resources below the 400 m elevation. Jaguar is currently implementing the recommendations and conducted a Phase 2 diamond drilling program comprised of 5,435 m in 19 holes.
     The purpose of this report is to review the Phase 2 diamond drilling program and mineral resource update. Jaguar is currently conducting a Phase 3 diamond drilling program that will be followed by a re-estimation of mineral resources and mineral reserves.
     Graham Clow, P.Eng., Consulting Mining Engineer and Principal of RPA, and Wayne Valliant, P.Geo., Associate Consulting Geologist with RPA, conducted a site visit on June 7-9, 2005. Mr. Clow reviewed the mine design and plan, metallurgical testwork, infrastructure, and financial analyses. Mr. Valliant reviewed the geology, mineral resources, and mineral reserves. Mr. Valliant returned to the site on January 16, 2006, to review the Phase 2 drilling program. This report has been prepared under the supervision of Mr. Clow, who also contributed to Items 1, 2, 16, 18, 19, and 20. Mr. Valliant prepared the remaining items of the report.
     During the site visit and preparation of this report, discussions were held with:

Juvenil Felix	Chief Operating Officer & Director, Jaguar
Adriano Luiz do Nascimento	Vice-President, Exploration & Engineering, MSOL

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Jaime Duchini	Chief Geologist, MSOL
William Fagundes Campos	Sr. Exploration Geologist, MSOL
Angelo Afonso	Operations Manager
Rogério Moreno	Moreno & Associados
Ivan C. Machado	Principal, TechnoMine Services, LLC
     The documentation reviewed, and other sources of information, are listed at the end of this report in Item 21 References.

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LIST OF ABBREVIATIONS
     Units of measurement used in this report conform to the SI (metric) system. All currency in this report is US dollars (US$) unless otherwise noted.
     List of Abbreviations:

μ	micron	km2	square kilometre
°C	degree Celsius	kPa	kilopascal
°F	degree Fahrenheit	kVA	kilovolt-amperes
μg	microgram	kW	kilowatt
A	Ampere	kWh	kilowatt-hour
a	annum	L	liter
m3/h	cubic metres per hour	L/s	litres per second
cfm	cubic metres per minute	m	metre
Bbl	barrels	M	mega (million)
Btu	British thermal units	m2	square metre
C$	Canadian dollars	m3	cubic metre
cal	calorie	min	minute
cm	centimeter	MASL	metres above sea level
cm2	square centimeter	mm	millimetre
d	day	mph	miles per hour
dia.	diameter	MVA	megavolt-amperes
dmt	dry metric tonne	MW	megawatt
dwt	dead-weight ton	MWh	megawatt-hour
ft	foot	m3/h	cubic metres per hour
ft/s	foot per second	opt, oz/st	ounce per short ton
ft2	square foot	oz	Troy ounce (31.1035g)
ft3	cubic foot	oz/dmt	ounce per dry metric tonne
g	gram	ppm	part per million
G	giga (billion)	psia	pound per square inch absolute
Gal	Imperial gallon	psig	pound per square inch gauge
g/L	gram per litre	RL	relative elevation
g/t	gram per tonne	s	second
gpm	Imperial gallons per minute	st	short ton
gr/ft3	grain per cubic foot	stpa	short ton per year
gr/m3	grain per cubic metre	stpd	short ton per day
hr	hour	t	metric tonne
ha	hectare	tpa	metric tonne per year
hp	horsepower	tpd	metric tonne per day
in	inch	US$	United States dollar
in2	square inch	USg	United States gallon
J	joule	USgpm	US gallon per minute
k	kilo (thousand)	V	Volt
kcal	kilocalorie	W	Watt
kg	kilogram	wmt	wet metric tonne
km	kilometre	yd3	cubic yard
km/h	kilometre per hour	yr	year

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3 RELIANCE ON OTHER EXPERTS
     This report has been prepared by RPA for Jaguar. The information, conclusions, opinions, and estimates contained herein are based upon:
o	Information available to RPA at the time of preparation of this report,

o	Assumptions, conditions, and qualifications as set forth in this report, and

o	Data, reports, and opinions supplied by Jaguar and other third party sources listed as references.
     RPA relied on Jaguar for information regarding the current status of legal title, property agreements, corporate structure, and environmental information and status. RPA has not researched property title or mineral rights for the Project and expresses no legal opinion as to the ownership status of the Project.

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4 PROPERTY DESCRIPTION AND LOCATION
     The Project lies approximately 120 km northwest of Belo Horizonte and 6 km south of the town of Pitangui, Minas Gerais, Brazil. A general location map of the Project is shown in Figure 4-1.
     The Turmalina Property comprises seven contiguous concessions covering an area of 5,337 ha, as summarized in Table 4-1 and illustrated in Figure 4-2. Jaguar acquired 100% ownership of the Property from AngloGold Ashanti in September, 2004, for $1.35 million, comprised of $600,000 paid at closing, $400,000 payable upon receipt of the installation license, and a final instalment of $350,000 due on the earlier of the date that is nine months after commercial operations commence or September 30, 2007. Jaguar’s ownership is subject to a 5% net revenue interest up to $10 million and 3% thereafter, to an unrelated third party. In addition, there is a 0.5% net revenue interest payable to the legal landowner.
TABLE 4-1 PROPERTY DESCRIPTION
Jaguar Mining Inc. — Turmalina Project

DNPM Concession	Area (ha)

832203/03	996
812004/75	880
803470/78	952
830027/79	120
812003/75	980
832643/03	550
831617/03	859

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72°W
60°
48°
36°
VENEZUELA
GUYANA
Georgetown
FRENCH GUIANA
Paramaribo
Cayenne
SURINAME
COLOMBIA
Boa Vista
Manaus
Careiro
Itaituba
Benjamin Constant
JacareAcanga
BRAZIL
Humatá
Pôrto Velho
Rio Branco
Vilhena
Gurupi
Barreiras
Ibotirama
Salvador
Aracaju
Maceió
Natal
0°
12°S
24°
N
550,000
600,000
650,000
7,850,000
7,800,000
7,750,000
Sete Lagoas
Pedro Leopoldo
Lagoa Santa
Pitangui
TURMALINA PROJECT
Ribeirão das Neves
Santa Luzia
Pará de Minas
Belo Horizonte
Caeté
Contagem
Sabará
Betim
Raposos
Nova Lima
Santa Bárbara
Ibirité
Itauna
Rio Acima
Divinópolis
Brumadinho
Itabirito
Moeda
Mariana
Ouro Preto
50 km
PERU
Xingu
Brasília
Vitória da Conquista
Cuiabá
Goiânia
Pirapora
Montes Claros
Pôrto Seguro
La Paz
BOLIVIA
TURMALINA PROJECT
Minas Gerais State
Uberlândia
Belo Horizonte
Vitória
Campo Grande
Dourados
Volta Redonda
Niterói
Rio de Janeiro
PARAGUAY
São Paulo
Santos
Antofagasta
CHILE
Foz do Iguaçu
Asunción
Curitiba
Pacific Ocean
ARGENTINA
São Borja
Florianópolis
Pôrto Alegre
Osório
Pelotas
URUGUAY
Santiago
Buenos Aires
Montevideo
Legend:
National Capital
Department Capital
Secondary City
Department Border
Road
Railroad
International Border
BRAZIL
South America
0 200 400 600 800 1000
Kilometres
March 2005

Figure 4-1

Jaguar Mining Inc.

Turmalina Project

Minas Gerais State, Brazil

General Location Map

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510,000
511,000
512,000
513,000
514,000
7,821,000
7,820,000
7,819,000
7,818,000
7,817,000
7,816,000
0 250 500 750 1000
Metres
N
DNPM 832203/03
DNPM 812004/75
Pontal II
Pontal
DNPM 830027/79
São João River
Pará Rive
Faina I
Faina II
Faina III
Satinoco
Turmalina
DNPM 812003/75
DNPM 803470/78
Satinoco Sudeste
Conceição do Pará
Legend:
Exploration Permit
Mining Right
Open Pit
City
River
Road
Drainage
September 2005
Source: Jaguar Mining Inc., 2005

Figure 4-2

Jaguar Mining Inc.

Turmalina Project
Minas Gerais State, Brazil

Mining Concessions

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5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY
     The accessibility, climate, local resources, infrastructure, and physiography are described in a previous Technical Report by RPA entitled “Technical Report on the Turmalina Gold Project, Pitangui, Minas Gerais, Brazil”, prepared for Jaguar Mining Inc., and dated September 16, 2005. There has been no change in the information.

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6 HISTORY
     Gold was first discovered in the area in the 16th century. AngloGold explored the area between 1979 and 1988 using geochemistry, geophysics, and trenching, which led to the discovery of the Turmalina, Satinoco, Faina, and Pontal Zones. During 1992 and 1993, AngloGold mined 373,000 t of oxide mineralization from an open pit on the Turmalina Zone and recovered 35,500 oz of gold using heap leach technology. Subsequently, AngloGold explored a possible downward sulphide extension by driving a ramp beneath the pit and drifting on two levels in the mineralized zone at approximately 50 m and 75 m below the pit floor. The underground workings were channel sampled, collecting approximately 2,000 samples. RPA was unable to determine the methodology of collection or analysis of the channel samples. The sample spacing is approximately three metres along the length of the drifts and a maximum of one metre across the drift. Based on the results of the underground exploration program, 22 diamond drill holes, for a total of 5,439 m, were drilled from surface to test for a further downward extension of the sulphide mineralization. Jaguar was able to obtain the AngloGold diamond drill logs, although most of the core had been lost or destroyed. RPA was unable to determine the sample method, analysis, security, or quality control used in the AngloGold drill program. Table 6-1 summarizes the highlights of the AngloGold diamond drill program as reported on the logs.

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TABLE 6-1 ANGLOGOLD, DIAMOND DRILL HIGHLIGHTS
Jaguar Mining Inc. — Turmalina Project

							GRADE CUT TO
HOLE NO.	FROM	TO	CORE LT.	DIP	~TRUE W.	GRADE UNCUT	30 g/t
	(m)	(m)	(m)	Degrees	(m)	(g/t)	(g/t)

FMT-01	121.68	137.5	15.82	-45	15.8	6.36
	142.28	144.99	2.71		2.7	21.59	17.53
FMT-02	95.49	97.07	1.58	-43	1.5	8.99
FMT-03	79.52	82.17	2.65	-59	2.2	3.44
	83.73	86.26	2.53		2.1	3.33
FMT-04	No significant values			-52
FMT-05	153.07	155.88	2.81	-75	1.8	7.52
FMT-06	62.18	62.75	0.57	-74	0.4	6.53
	69.89	76.98	7.09		4.5	5.27
	156.25	156.69	0.44		0.3	15.59
FMT-07	No significant values			-44
FMT-08	151.80	155.40	3.60	-69	2.60	2.48
FMT-09	83.84	85.54	1.70	-80	0.70	2.07
	187.39	196.98	9.59		4	9.32
FMT-10	109.18	115.63	6.45	-60	5.40	4.79
FMT-11	13.53	16.75	3.22	-55	2.90	2.73
	29.35	30.85	1.50		1.40	33.21	13.36
	132.96	136.20	3.24		2.90	16.42	14.97
FMT-12	57.04	57.77	0.73	-85	0.40	11.71
	170.76	172.78	2.02		1	4.15
	178.20	180.11	1.91		1.00	11.27
FMT-13	140.08	141.89	1.81	-85	0.90	12.47
	150.18	157.46	7.28		3.60	5.39
FMT-14	256.73	261.70	4.97	-87	2.20	9.91
	267.93	273.60	5.67		2.60	8.47
FMT-15	184.46	186.15	1.69	-84	0.80	3.53
FMT-16	56.87	58.05	1.18	-81	0.70	4.49
	198.88	200.40	1.52		0.90	3.77
	207.08	207.66	0.58		0.30	16.44
FMT-17	539.40	545.09	5.69	-87	2.60	3.24
FMT-18	190.83	194.02	3.19	-85	1.60	7.40
FMT-19	255.82	256.24	0.42	-81	0.25	16.91
	264.33	266.50	2.17		1.30	5.15
FMT-20	465.44	467.60	2.16	-87	1.00	8.41
	548.30	549.58	1.28		0.60	5.36
FMT-21	No significant values			-85
FMT-22	22.58	25.75	3.17	-80	1.90	3.67
	35.85	41.80	5.95		3.60	8.00
	55.08	60.00	4.92		3.00	7.61
	192.42	193.00	0.58		0.30	11.98

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     TechnoMine (2005) reports that AngloGold carried out the following metallurgical testwork:
•	Metallurgical testwork in 1987 on 65 kg of mineralized core, 90% minus 200 mesh. Recovery by direct cyanidation (apparently bottle roll tests) yielded 91.4%.

•	Metallurgical testwork in 1992 on mineralized material from the 640 m level, 50 m below the pit floor. Recovery by direct cyanidation (apparently bottle roll tests) yielded 90.3%.

•	Metallurgical testwork in 1993 on a 44.9 t sample, grading 5.84 g/t gold, from the 640 m and 626 m levels. Samples crushed to 90% and 100% minus 400 mesh yielded recoveries of 86% and 93%, respectively, using direct cyanidation (apparently tank tests).

•	Metallurgical testwork in 1994 on a 17,000 t bulk sample grading 5.24 g/t. The bulk sample was treated at AngloGold’s Nova Lima Pilot Plant, near Belo Horizonte.
     Jaguar purchased the Project from AngloGold in September 2004 and during 2005 conducted a surface exploration program consisting of 23 diamond drill holes for a total of 5,789 m. The drilling was contracted to Mata Nativa Comércio e Serviços Ltda., an independent drill contractor from Nova Lima, Minas Gerais, Brazil. Holes were started with HQ (63.5 mm) diameter core, and reduced to NQ (47.6 mm) further down the hole, normally at the oxide-sulphide transition. The holes were logged manually, recording lithology, alteration, mineralogy, and structure. Samples from mineralized zones were collected as described in Item 12. The data was transferred to a database in digital spreadsheet format.
     Concurrent with the drill program, Jaguar opened the portal of the ramp, previously sealed by AngloGold, and rehabilitated and mapped the two underground levels.
     Table 6-2 summarizes the highlights of the Jaguar Phase 1 diamond drill program.

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TABLE 6-2 JAGUAR PHASE 1 DIAMOND DRILL HIGHLIGHTS
Jaguar Mining Inc. — Turmalina Project

						GRADE	GRADE CUT
HOLE NO.	FROM	TO	CORE LT.	DIP	~TRUE W.	UNCUT	TO 30 g/t
	(m)	(m)	(m)	Degrees	(m)	(g/t)	(g/t)

FMT-23	221.10	240.40	19.30	-85	12.5	15.25	15.17
FMT-24	134.45	138.65	4.20	-60	4.0	3.04
FMT-25	147.65	161.25	13.60		12.5	6.82	6.00
FMT-26	166.35	190.65	24.30	-85	19.0	21.31	18.49
FMT-27	No significant values			-65
FMT-28	No significant values			-70
FMT-29	113.10	115.40	2.30	-72	1.6	6.77
	121.00	122.70	1.70		1.3	1.65
	199.90	201.80	1.90		1.5	2.74
FMT-30	167.35	167.75	0.40	-85	0.3	22.10
	171.95	172.35	0.40		0.3	8.20
FMT-31	No significant values			-85
FMT-32	1.80	7.30	5.50	-55	5.0	9.79
	29.30	30.45	1.15		1.3	5.50
FMT-33	No significant values			-88
FMT-34	74.85	84.00	9.15	-55	8.0	6.61
FMT-35	221.95	228.35	6.40	-70	5.5	4.12
	231.85	233.80	1.95		1.5	19.95	11.90
FMT-36	144.60	151.10	6.50	-85	6.0	1.15
FMT-37	240.60	242.50	1.90	-85	1.8	1.82
	288.95	303.25	14.30		14.0	17.32	15.43
FMT-38	285.70	290.00	4.30	-83	4.0	10.36
FMT-39	93.10	94.30	1.20	-55	1.1	5.10
	99.30	100.50	1.20		1.1	2.48
	127.70	128.40	0.70		0.6	14.30
FMT-40	250.40	250.90	0.50	-85	0.4	25.30
	253.60	253.90	0.30		0.2	16.30
FMT-41	198.20	202.30	4.10	-85	3.5	3.29
	293.35	295.10	1.75		1.6	8.22
FMT-42	107.20	109.80	2.60	-55	2.4	11.44
	162.30	166.90	4.60		4.3	7.37
FMT-43	No significant values			-55
FMT-44	314.20	328.80	14.60	-85	13.0	15.62	13.00
FMT-45	186.30	190.10	3.80	-85	3.0	7.21

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     Based on the channel sample and diamond drill information, Jaguar estimated mineral resources using a 1.0 g/t cut-off grade and a gold price of $375 per ounce. RPA (2005) reviewed the database, QA/QC program, and resource methodology and concurred that they were NI43-101 compliant. The mineral resources reported in the 2005 technical report are summarized in Table 6-3.
TABLE 6-3 MINERAL RESOURCES – SEPTEMBER 2005
Jaguar Mining Inc. — Turmalina Project

		Principal			NE			Total
	Tonnes	Grade	Cont Au	Tonnes	Grade	Cont Au	Tonnes	Grade	Cont Au
	(t)	(g/t)	(oz)	(t)	(g/t)	(oz)	(t)	(g/t)	(oz)

Measured	390,000	5.2	65,000				390,000	5.2	65,000
Indicated	1,125,000	7.6	276,000	303,000	6.0	58,000	1,428,000	7.4	334,000
Meas + Indic	1,515,000	7.0	341,000	303,000	6.0	58,000	1,818,000	6.8	399,000

Inferred	584,000	8.2	153,000	248,000	6.1	49,000	832,000	7.6	202,000
Notes:
1.	CIM definitions were followed for Mineral Resources.

2.	Mineral Resources are estimated at a cutoff grade of 1.0 g/t Au.

3.	Mineral Resources are estimated using an average long-term gold price of US$375 per ounce

4.	A minimum mining width of 2.0 metres was used.

5.	Rows and columns may not total due to rounding.
     Based on the mineral resources in Table 6-3, Jaguar estimated mineral reserves. Mineral reserves included 15% dilution and 91% extraction factors and were based on a 1.0 g/t cutoff grade and a gold price of $375 per ounce. The mining factors and cutoff grade were derived from the TechnoMine Study. RPA (2005) reviewed the work and concurred that the mineral reserve estimate was NI43-101 compliant.

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TABLE 6-4 MINERAL RESERVES – SEPTEMBER 2005
Jaguar Mining Inc. — Turmalina Project

		Principal			NE			Total
	Tonnes	Grade	Cont Au	Tonnes	Grade	Cont Au	Tonnes	Grade	Cont Au
	(t)	(g/t)	(oz)	(t)	(g/t)	(oz)	(t)	(g/t)	(oz)

Proven	411,000	4.4	59,000				411,000	4.4	59,000
Probable	1,184,000	6.8	259,000	310,000	5.3	52,000	1,494,000	6.5	311,000

Total	1,595,000	6.2	318,000	310,000	5.3	52,000	1,905,000	6.0	370,000
Notes:
1.	Based on a gold price of $375 per ounce

2.	Cutoff grade = 1.0 g/t

3.	Dilution overall = 15%

4.	Extraction = 91%

5.	Reserves estimated according to CIM definitions

6.	Rows and columns may not total due to rounding.
     RPA recommended additional diamond drilling to expand the resource base. Jaguar has subsequently drilled an additional 5,435 m in 19 holes and re-estimated the mineral resources, as described in Items 11 to14 and 17 of this report.

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7 GEOLOGICAL SETTING
     The geological setting is described in a previous Technical Report by RPA entitled “Technical Report on the Turmalina Gold Project, Pitangui, Minas Gerais, Brazil”, prepared for Jaguar Mining Inc., and dated September 16, 2005.

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8 DEPOSIT TYPES
          The deposit types are described in a previous Technical Report by RPA entitled “Technical Report on the Turmalina Gold Project, Pitangui, Minas Gerais, Brazil”, prepared for Jaguar Mining Inc., and dated September 16, 2005.

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9 MINERALIZATION
     The Turmalina Deposit comprises two zones, the Principal and NE Zones. The Principal Zone strikes azimuth 110º and dips at 55º-60º. Gold grade zoning indicates a SE plunge of approximately 65º and has been traced by diamond drilling to 500 m below surface. The zone is 200 m to 250 m long and ranges in horizontal width from 2.0 m to 30.0 m, averaging approximately eight metres. The NE Zone lies 50 m to 100 m east of the Principal Zone and has a similar attitude. It is approximately 200 m long and ranges from one to 12 m in horizontal width, averaging approximately three metres. Mineralization extends to at least 500 m below surface. Mineralization is structurally controlled and is confined within steep boudin-like features within the plane of the shear zone.
     Gold mineralization in the Iron Quadrangle is normally classified as one of the three types:
1.	Oxide/Carbonate facies banded iron formation hosting massive or disseminated sulphides.

2.	Lapa Seca, a carbonate banded iron formation hosting massive or disseminated sulphides with visible gold.

3.	Silicified zones within shear zones hosting massive or disseminated sulphides with visible gold.
     The Turmalina mineralization is Type 3. Gold mineralization is proportional to the degree of silicification. Elevated levels of biotite and sericite are also good indicator minerals. Gold occurs as free gold, is associated with arsenopyrite, pyrrhotite, and pyrite, and is non-refractory. Total sulphide content is normally less than five percent.

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10 EXPLORATION
     Jaguar purchased the Project from AngloGold in September 2004, and since that time the exploration program has consisted entirely of diamond drilling and underground mapping and sampling as described in Items 11 and 12.
     Figure 11-1 of this report, is a longitudinal section showing the open pit, underground development, and diamond drill pierce points.

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11 DRILLING
     Jaguar conducted a Phase 1, 23-hole, 5,789 m diamond drill program in 2005 as described in a previous RPA technical report (Clow, Valliant, 2005). The Phase 1 database was combined with data from a recently completed Phase 2, 19-hole, 5,435 m program to complete a current resource estimate. Consequently, the entire 42-hole, 11,224 m program will be described in this item.
     The drilling for both phases was contracted to Mata Nativa Comércio e Serviços Ltda., an independent drill contractor from Nova Lima, Minas Gerais, Brazil. Coring using Longyear drills started with HQ (63.5 mm) diameter core and was reduced to NQ (47.6 mm) at the oxide-sulphide transition zone. Drill hole collars were surveyed. Down-hole surveys were made by Tropari or Sperry Sun instruments. Forty-two holes were drilled, ranging in length from 131 m to 506 m. Hole inclinations at the collar ranged from -55º to -88º. Due to hole deviation, the inclinations were –40º to -80º when intersecting the mineralized zones. The mineralization dips at approximately 60º. Consequently, the holes intersected the plane of the mineralization at angles ranging from 40º to 80º, and the true width of the mineralization was 67% to 99% of the core length of the mineralization.
     Core recovery was high at greater than 90%. Most problems with core recovery occurred at or above the oxide-sulphide transition. Core recovery in the mineralized zone was virtually 100%. Rock Quality Designation (RQD) measurements were not taken. The sample quality is good and there do not appear to be any factors that would bias the results.
     Tables 11-1 and 11-2 summarize the highlights of the Jaguar Phase 1 and Phase 2 diamond drill programs.

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TABLE 11-1 JAGUAR PHASE 1 DIAMOND DRILL HIGHLIGHTS
Jaguar Mining Inc. — Turmalina Project

			Core		True	Grade	Grade
Hole No.	From	To	Length	Dip	Width	Uncut	Cut to 30 g/t
	(m)	(m)	(m)	Degrees	(m)	(g/t)	(g/t)

FMT-23	221.10	240.40	19.30	-85	12.5	15.25	15.17
FMT-24	134.45	138.65	4.20	-60	4.0	3.04
FMT-25	147.65	161.25	13.60		12.5	6.82	6.00
FMT-26	166.35	190.65	24.30	-85	19.0	21.31	18.49
FMT-27	No significant values			-65
FMT-28	No significant values			-70
FMT-29	113.10	115.40	2.30	-72	1.6	6.77
	121.00	122.70	1.70		1.3	1.65
	199.90	201.80	1.90		1.5	2.74
FMT-30	167.35	167.75	0.40	-85	0.3	22.10
	171.95	172.35	0.40		0.3	8.20
FMT-31	No significant values			-85
FMT-32	1.80	7.30	5.50	-55	5.0	9.79
	29.30	30.45	1.15		1.3	5.50
FMT-33	No significant values			-88
FMT-34	74.85	84.00	9.15	-55	8.0	6.61
FMT-35	221.95	228.35	6.40	-70	5.5	4.12
	231.85	233.80	1.95		1.5	19.95	11.90
FMT-36	144.60	151.10	6.50	-85	6.0	1.15
FMT-37	240.60	242.50	1.90	-85	1.8	1.82
	288.95	303.25	14.30		14.0	17.32	15.43
FMT-38	285.70	290.00	4.30	-83	4.0	10.36
FMT-39	93.10	94.30	1.20	-55	1.1	5.10
	99.30	100.50	1.20		1.1	2.48
	127.70	128.40	0.70		0.6	14.30
FMT-40	250.40	250.90	0.50	-85	0.4	25.30
	253.60	253.90	0.30		0.2	16.30
FMT-41	198.20	202.30	4.10	-85	3.5	3.29
	293.35	295.10	1.75		1.6	8.22
FMT-42	107.20	109.80	2.60	-55	2.4	11.44
	162.30	166.90	4.60		4.3	7.37
FMT-43	No significant values			-55
FMT-44	314.20	328.80	14.60	-85	13.0	15.62	13.00
FMT-45	186.30	190.10	3.80	-85	3.0	7.21

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TABLE 11-2 JAGUAR PHASE 2 DIAMOND DRILL HIGHLIGHTS
Jaguar Mining Inc. — Turmalina Project

			Core		True	Grade	Grade
Hole No.	From	To	Length	Dip	Width	Uncut	Cut to 30 g/t
	(m)	(m)	(m)	Degrees	(m)	(g/t)	(g/t)

FMT-46	97.15	97.55	0.40	-80	0.27	6.70
FMT-47	63.30	67.00	3.70	-68	2.85	3.02
FMT-48	79.50	81.60	2.10	-60	1.83	2.02
FMT-48	87.90	89.30	1.40	-60	1.22	1.49
FMT-49	95.30	98.20	2.90	-60	2.52	8.29	5.34
FMT-50	58.20	60.00	1.80	-55	1.64	4.80
FMT-51	230.05	236.80	6.75	-68	5.19	5.81
FMT-52	265.50	266.50	1.00	-63	0.83	5.57
FMT-53	247.60	249.60	2.00	-62	1.74	7.64
FMT-53	325.40	329.90	4.50	-60	3.91	6.39
FMT-54	152.30	154.10	1.80	-62	1.57	3.73
FMT-55	168.35	169.45	1.10	-65	0.92	4.28
FMT-55	176.60	177.40	0.80	-65	0.67	6.21
FMT-56	No significant values
FMT-57	No significant values
FMT-58	97.25	99.90	2.65	-60	2.30	6.29
FMT-59	214.35	216.35	2.00	-62	1.74	3.11
FMT-59	328.45	330.30	1.85	-62	1.61	5.76
FMT-60	450.20	454.00	3.80	-48	3.62	11.32
FMT-61	454.90	455.90	1.00	-45	1.00	32.70	30.00
FMT-61	471.10	472.10	1.00	-45	1.00	5.44
FMT-61	481.50	483.40	1.90	-45	1.90	7.95
FMT-62	382.80	384.60	1.80	-45	1.80	8.12
FMT-62	459.40	461.30	1.90	-41	1.90	5.29
FMT-62	467.60	470.60	3.00	-41	3.00	5.85
FMT-63	459.10	462.40	3.30	-40	3.30	7.21
FMT-64	230.70	231.90	1.20	-50	1.14	1.89
     Figure 11-1 is a longitudinal section of the Principal Zone showing the open pit, underground development, and diamond drill pierce points. Figure 11-2 is a longitudinal section of the NE Zone showing the diamond drill pierce points. Both figures include the AngloGold drilling, Jaguar Phase 1 and Phase 2 drilling, and the proposed Jaguar Phase 3 drilling.

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Open Pit
700m
650m
600m
550m
500m
450m
400m
350m
300m
250m
200m
150m
100m
Level 640
Level 625
FMT-02
FMT-01
FMT-03
FMT-10
FMT-11
FMT-24
FMT-06
FMT-08
FMT-25
FMT-13
FMT-30
FMT-12
FMT-28
FMT-09
FMT-16
FMT-35
FMT-22
Projected Limits of Mineralized Zone
FMT-23
FMT-51
FMT-14
FMT-38
FMT-37
FMT-41
FMT-40
FMT-44
FMT-59
FMT-53
FMT-67
FMT-71
FMT-63
FMT-62
FMT-75
FMT-60
FMT-61
FMT-70
FMT-17
FMT-76
FMT-65
FMT-73
FMT-72
FMT-69
FMT-74
Legend:
FMT 01-22 Anglo Drill Holes)
FMT 23-45 Jaguar Drill Holes Phase 1
FMT 46-64 Jaguar Drill Holes Phase 2
FMT 65-80 Jaguar Drill Holes Phase 3 (Completed)
Jaguar Phase 3 (Planned Drill holes)
0 25 50 75 100
Metres
Jaguar Mining Inc.
Turmalina Project
Minas Gerais State, Brazil
Principle Zone
Longiudinal Section
(Looking SW)
March 2006
Source: Jaguar Mining, 2006.

Figure 11-1

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700m
650m
600m
550m
500m
450m
400m
350m
300m
250m
200m
150m
100m
Projected Limits of Mineralized Zone
FMT-11
FMT-32
FMT-22
FMT-63
FMT-28
FMT-12
FMT-16
FMT-47
FMT-06
FMT-34
FMT-56
FMT-48
FMT-39
FMT-50
FMT-46
FMT-58
FMT-49
FMT-29
FMT-42
FMT-06
FMT-36
FMT-54
FMT-55
FMT-45
FMT-18
FMT-15
FMT-41
FMT-19
FMT-59
FMT-37
FMT-53
FMT-64
FMT-71
FMT-62
FMT-75
FMT-63
FMT-60
FMT-70
FMT-72
FMT-76
FMT-20
FMT-17
FMT-69
FMT-80
0 25 50 75 100
Metres
Legend:
FMT 01-22 Anglo Drill Holes)
FMT 23-45 Jaguar Drill Holes Phase 1
FMT 46-64 Jaguar Drill Holes Phase 2
FMT 65-80 Jaguar Drill Holes Phase 3 (Completed)
Jaguar Phase 3 (Planned Drill holes)
March 2006
Source: Jaguar Mining, 2006.
Jaguar Mining Inc.
Turmalina Project
Minas Gerais Sate, Brazil
NE Zone
Longitudinal Section
(Looking SW)

Figure 11-2

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12 SAMPLING METHOD AND APPROACH
     In the Principal Zone, the diamond drill spacing from the 626 m to the 375 m elevation ranges from 50 m to 70 m vertically and 25 m to 100 m along strike. There is a gap in drilling information from the 375 m to the 290 m elevation. Holes are planned for this hiatus in the Phase 3 drilling program. There are five holes below the 290 m elevation, spaced approximately 40 m vertically by 65 m horizontally.
     In the NE Zone, the drill spacing from surface to the 450 m elevation is approximately 50 m vertically by 50-100 m along strike. There is a gap in drilling information from the 440 m elevation to the 340 m elevation. There are three holes from the 340 m elevation to the 300 m elevation, spaced 25 m vertically by 100 m horizontally.
     Field logging was done at the Turmalina site by William Fagundes Campos, Senior Geologist. The core was transported to a facility near Jaguar’s Caété heap leach operation, east of Belo Horizonte, for more detailed logging, sampling, and storage. Diamond drill core was logged based on lithology, alteration, and mineralization.
     Core sampling intervals were determined by the Senior Geologist according to lithology, mineralization type, and visually anticipated grade. Thus, approximately 2,400 intervals were selected for sampling. The nominal maximum sample interval was 1.0 m, however, a few samples in barren or poorly mineralized sections were 1.2 m. Barren core on the margins of mineralized zones was also sampled. Although mineralized zones are occasionally greater than 15 m wide, the grade variance within the zone can be very high. Therefore, the minimum sample interval was 0.20 m to ensure sufficient detail was assembled for realistic grade correlation.
     Core selected for sampling was halved with a diamond saw and one half was placed in a plastic sample bag. Sample tags were hand written in duplicate, with one tag inserted into the sample bag and the other remaining in the core box.

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     In RPA’s opinion, there was no bias introduced into the diamond drill database due to the sampling method and approach.
     The samples were transported to the analytical laboratory in Belo Horizonte, using a local courier.
     Collar and down-hole survey data, major lithologies, and assay results were entered into a database using a digital spreadsheet format.

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13 SAMPLE PREPARATION, ANALYSES AND SECURITY
     Samples were prepared at the SGS do Brasil Ltda. (SGS) analytical laboratory in Belo Horizonte, by drying, crushing to 90% minus 2 mm, quartering with a Jones splitter to produce a 250 g sample, and pulverizing to 95% minus 150 mesh. Analysis for gold was by standard fire assay procedures, using a 50 g sample with an atomic absorption (AA) finish. Analytical results were forwarded to Jaguar by email, followed by a hard copy. SGS subsequently purchased the Lakefield Geosol laboratory (LKG) in Belo Horizonte, and Jaguar currently employs LKG for their assay requirements. The LKG lab uses identical sample preparation and analyses methodologies as the SGS facility. The LKG lab has been assessed by ABS Quality Evaluations, Houston, Texas, and found to be in compliance with ISO 9001.
     Jaguar employees were not engaged in the sample preparation or analyses.
     Internal Quality Assurance/Quality Control (QA/QC) procedures at the SGS and LKG laboratories included assaying a duplicate sample and reanalyzing one sample from each batch of 20 samples. In addition, the laboratories assayed blank samples and standard reference samples to check for contamination and accuracy.
     In RPA’s opinion, the sample preparation and analyses methodologies, and QA/QC programs, conform to industry standards and are adequate for resource estimation. RPA notes, however, that there may be a slight low bias in the SGS gold assays, as discussed in Item 14.

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14 DATA VERIFICATION
SUMMARY
     The data verification was limited to the Jaguar diamond drilling programs. Although Jaguar has the AngloGold diamond drill logs, the drill core, that represents approximately one-third of the database, has been lost or destroyed. The mineralization and assay results described in the AngloGold logs are very similar to the Jaguar results in terms of mineralogy, width, and average grade. In RPA’s opinion, the unavailability of the actual core is not material to the integrity of the database.
     Jaguar’s internal Quality Assurance/Quality Control (QA/QC) program consisted of:
•	Submission of control blanks, standard reference samples, and duplicate samples to SGS, the principal analytical laboratory.

•	Resubmission of selected rejects and pulps to SGS for reassay.

•	Checking SGS results at an outside accredited assay lab.
     RPA collected three samples of mineralized diamond drill core from the Jaguar drilling and confirmed the presence of economic grade mineralization.
     In RPA’s opinion, the apparent 5% to 10% low bias of the SGS gold assays, identified in the standard control sample and interlab check assay quality control programs, should be further investigated and considered in Jaguar’s sensitivity analyses.

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CONTROL BLANKS
     Forty-seven, approximately 2%, of the Jaguar drill core samples submitted to the lab were control blanks, composed of crushed, barren quartzite. Control blanks are employed to check for contamination, drift, or tampering. The detection limit for fire assay analyses was 0.02 g/t gold. Industry practice recommends that the maximum limit of the control blanks should not exceed three times the detection limit, i.e., 0.06 g/t gold. The Jaguar control blank sample assay results included only one sample that exceeded the 0.06 g/t limit, which demonstrates acceptable management of contamination and drift (Figure 14-1).
FIGURE 14-1 CONTROL BLANK SAMPLES

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STANDARD REFERENCE SAMPLES
     Jaguar submitted 56 standard reference samples, approximately 2%, of the diamond drill core sample population, to test the accuracy of the SGS lab. Standard reference samples graded 2.643 g/t, 3.489 g/t, and 8.367 g/t Au, and were purchased from Rocklabs Ltd., Auckland, NZ. Figure 14-2 illustrates the comparison between the SGS lab assay results and the standard reference sample grades. The graph demonstrates that the SGS results are on average 9.2% lower than the standard reference samples. Jaguar is currently investigating the results with SGS. RPA recommends that Jaguar monitor the results of the standard control sample program on an ongoing basis and react to possible issues proactively.
FIGURE 14-2 STANDARD REFERENCE SAMPLES

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DUPLICATE SAMPLES
     Jaguar submitted 46 samples of quartered core to SGS as duplicates to test for grade variability. The results are illustrated in Figure 14-3. Overall the results show a reasonable comparison for the duplicate pairs. The average gold grades for the two sets of data are similar at 6.35 g/t and 6.43 g/t. The standard deviations are also close at 9.40 g/t Au and 9.71 g/t Au. The results demonstrate low in-situ variability, below 10.0 g/t Au, and reasonable to poor variability, above 10.0 g/t Au.
FIGURE 14-3 DUPLICATE SAMPLES

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INTERLAB CHECK ASSAYS
     Jaguar further checked the reliability of the SGS lab by sending 175 sample rejects and 219 pulps, including blanks and standards, to the Lakefield Geosol (LKG) laboratory in Belo Horizonte. SGS has subsequently purchased the LKG lab, however, they were separate entities when the check sample program was undertaken. Jaguar is currently sourcing an alternative analytical laboratory to use for independent checks.
     Figure 14-4 is a scatterplot comparing the assay results of SGS sample rejects reassayed at the LKG lab. The mean grade of the SGS results, 7.77 g/t Au, is comparable to the LKG mean grade at 7.55 g/t Au, however, there is a variance in several individual sample pairs.
FIGURE 14-4 INTERLAB COMPARISON SCATTERPLOT – REJECTS

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     RPA prepared a Relative Difference Plot (RPD) that compares the mean of the sample pairs against the difference of the sample pairs. Figure 14-5 displays the difference as a percentage of the mean. It is apparent that in most cases the difference in sample pairs is less than 25% of the mean grade of the sample pairs. In RPA’s opinion, the results demonstrate reasonable precision and bias.
FIGURE 14-5 INTERLAB COMPARISON RDP – REJECTS (%)

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     Jaguar also submitted 219 pulps, previously assayed at SGS, to LKG for reassay. Figure 14-6 is a scatterplot of the two sets of data.
FIGURE 14-6 INTERLAB COMPARISON SCATTERPLOT – PULPS
     The scatterplot demonstrates a higher grade bias in favour of the LKG lab in the grades greater than approximately 10 g/t Au. The uncapped average of the LKG assays is 21% greater than the SGS average. The average of LKG assays capped at 30 g/t gold is 15% greater than the SGS assays with the same cap. RPA prepared a Relative Difference Plot (RPD) that compares the mean of the sample pairs against the difference of the sample pairs. Figure 14-7 displays the difference as a percentage of the mean.

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FIGURE 14-7 INTERLAB COMPARISON RDP – PULPS (%)
     The plots indicate a sample bias due to lack of precision in one of the labs. The lack of precision may explain the inability to establish a variography, as discussed in Item 18. RPA recommends additional quality control testing.
RPA VERIFICATION
     RPA visited the site on June 7-9, 2005, to review the Phase 1 diamond drill program. RPA examined the mineralized zones from three diamond drill holes and collected one sample of split core from each hole. The samples were sent to SGS Canada Ltd. for gold analyses. Sample preparation included crushing to 90%-95% minus two millimetres, separation with a Jones riffle to 200 g, and pulverizing to 90%-95% minus 200 mesh. Analyses were carried out using fire assay with an atomic absorption finish on a 30 g charge. Samples assaying greater than 10 g/t Au, e.g., FMT26, were reassayed using fire assay with a gravimetric finish. The results are summarized in Table 14-1.

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TABLE 14-1 DIAMOND DRILL CHECK SAMPLES
Jaguar Mining Inc. — Turmalina Project

Hole No.	From	To	Jaguar	RPA
	(m)	(m)	(g/t)	(g/t)

FMT34	81.00	82.00	10.00	5.78
FMT26	184.05	185.05	16.40	26.90
FMT37	296.60	297.60	1.57	1.50
     Three samples are not sufficient to be statistically meaningful, but the results confirm the presence of significant gold grades in the core.
     RPA returned to the site on January 16, 2006, to review the Phase 2 diamond drilling program. During the visit, RPA examined the mineralized intersections of FMT-74. The intersections were defined by increased quartz and biotite alteration, two to five millimetre euhedral pyrite, and fine arsenopyrite. No samples were collected.

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15 ADJACENT PROPERTIES
     There are no adjacent properties as defined by NI43-101.

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16 MINERAL PROCESSING AND METALLURGICAL TESTING
     Gold occurs as free gold and is associated with arsenopyrite, pyrrhotite, and pyrite. Total sulphide content is normally less than five percent.
     AngloGold conducted preliminary gold recovery testwork in 1987 and 1992 and bench scale testwork in 1993-1994. Jaguar resumed testwork in 2005, and commissioned additional studies regarding gold recovery, operating parameters and conditions, and equipment optimization. A description of the studies is summarized in Table 16-1.
     The TechnoMine Study projected a processing rate of 1,000 tpd, or 360,000 tpa. The planned metallurgical recovery is 90%, based on a 92% leaching recovery and 97.8% adsorption/smelting recovery. The process flowsheet includes three-stage crushing/screening to minus 3/8”, primary grinding using a rod mill, secondary grinding using a ball mill, thickening, CIP leaching, carbon adsorption, elution, electrowinning, and smelting. The tailings will be conveyed and pumped to the waste fill plant to be used for mine backfill or deposited in the completed open pit. Figure 16-1 illustrates the proposed flowsheet.
     Run of mine material will be stored in a surge pile and fed to the primary jaw crusher using a front end loader at a nominal rate of 100 tph. Oversized material will be managed with a grizzly and rock breaker. The primary crusher product is fed to secondary and tertiary cone crushers. The final product, minus 3/8”, will be stored in a grinding plant surge bin.
     Material will be fed from the surge bin to the primary (10 ft. x 15 ft.) rod mill operating at 20 RPM, driven by a 1,000 HP motor. The feed to the primary mill be sampled with an automatic sampler. The primary mill product will be sized with cyclones to one millimetre. The overflow will be fed to the secondary grinding unit, while the undersize will be recycled to the primary mill. The secondary (12.5 ft. x 18 ft.) ball mill will operate at approximately 19 RPM, driven by a 1,800 HP motor. Secondary

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cyclones will size the product at 200 mesh, with the overflow passing on to the thickener and the underflow recycling to the secondary mill. The grinding circuit will be automated. A particle size analyzer (PSA) will be positioned in the secondary cyclones overflow stream to supply on-line data to the grinding and classification plant control system. All mills will have automatic water addition systems. The secondary mill will have an automatic ball addition system. The overall grind P80 is 200 mesh.
     Secondary cyclone overflow will be fed to an 80 ft., central column type thickener where flocculants will be added to optimize the settling cycle of the pulp. The thickener underflow will be pumped to the CIP plant at a density of approximately 50%, by weight, solids. The flow rate will likely be monitored and controlled by a magnetic flow meter and pulp densitometer. The thickener overflow will be directed to the process water tank as make-up water.
     The leaching circuit will consist of four agitation tanks. Lime will be added to the first tank to adjust the pH. Cyanidation will begin in the second tank with the addition of sodium cyanide (NaCN). Lead nitrate is also added to the second tank to control excessive NaCN consumption. Compressed air is injected in all the tanks, as the process consumes large amounts of oxygen. The residence time in the leaching circuit will be approximately 30 hrs.
     The adsorption circuit will be a conventional carbon-in-pulp (CIP) circuit. The gold-bearing pulp will pass through a series of tanks. Activated carbon is added to the last in the series of tanks, and is pumped in the opposite direction from the sludge. Thus, the carbon will adsorb the gold from the pulp as the process continues. When the adsorption cycle is completed, the loaded carbon, approximately 5.0 kg of gold per tonne of carbon, is pumped from the bottom of the first tank to the elution and electrowinning circuit.
     The loaded carbon will be screened and the minus 28 mesh material will be redirected back to the adsorption circuit. The oversize will feed the elution circuit, comprised of four columns, two of which will be leaching while the other two are loading. Loaded carbon will be stripped using caustic soda, injected into the elocution columns from

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bottom to top. The pregnant solution will be stored in a tank, from which the overflow will feed the electrowinning system. The electrowinning system will consist of six cathodes and seven anodes, energized with a 360 A current and a voltage of 3.5/4.0 V. The loaded cathodes are treated with an acid digestion, and the residue is filtered, dried, mixed with a flux, and melted in an induction furnace. The bullion produced will be a minimum of 80% gold.
     The tailings from the process plant will be pumped to a paste fill plant. Cement will be added at an average content of 3% by weight and the paste will be delivered underground by gravity. When underground fill is not required, the paste will be directed to the mined out open pit. TechnoMine estimates that one or two small dikes need to be constructed to add to the capacity in the pit to handle excess tailings from the current reserves. If the reserves increase materially, a tailings pond will be required. The paste fill system was designed based on test work carried out by Mine Design System Inc. of Kellogg, Idaho.
RECENT METALLURGICAL TESTING
     Historical testwork prior to Jaguar ownership is described in Item 6 and summarized in Table 16-1. In January 2005, as part of the feasibility study work, a 10 t bulk sample was mined from underground for testing purposes. From this sample, six tonnes were used for the testing as described below:
1.	METSO Laboratories, Brazil:
a.	Full crushing tests to determine the size distribution and equipment design parameters.
2.	CETEC, Brazil:
a.	Conventional bottle roll tests at various grinds.
3.	Dawson Laboratories Inc, U.S.A.:
a.	Bond Ball Mill Work Index Tests

b.	Adsorption Kinetic Tests
4.	Dawson Laboratories and CDTN Research Center, Brazil:
a.	Agitated leach cyanidation tests at various grinds. Both laboratories reported leaching recoveries of 92% for the 200 mesh samples and 94% for 400 mesh.

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5.	Federal University of Minas Gerais,School of Engineering – Mining Engineering Department Laboratory, Brazil
a.	Settling Tests

b.	Dynamic Viscosity Tests
6.	Lakefield and Geosol, Brazil:
a.	Tailings characterization tests to determine acid generation potential.

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TABLE 16-1 METALLURGICAL TESTWORK
Jaguar Mining Inc. — Turmalina Project

Year	Owner	Laboratory	Testwork	Results

1987	AngloGold	Morro Velho Mine	Gravity-Floatation-Cyanidation testing on	Gravity recovery=10.4%
			65 kg sample grading 6.23 g/t Au	Floatation-Cyanidation recovery=90%x90%=81%
Total cyanidation recovery=91.4%

1992	AngloGold		Bottle roll	90.3% recovery @ 90% minus 200 mesh

1993-94	AngloGold		35 t bench scale cyanidation	86% recovery @ 90% minus 200 mesh
93% recovery @ 90% minus 400 mesh

2005	Jaguar	METSO	Optimize crushing/screening by testing 6 t sample
Crush to 100 minus 3/8"
Test crushability & rod mill indices
Measure particle & bulk densities
Test abrasiveness
Measure flatness index

2005	Jaguar	CETEC	Bottle roll on 90% minus 100, 200, & 325 mesh

2005	Jaguar	Dawson Laboratories Inc.	Bond ball mill work index tests @ 100, 200, & 400 mesh
			Leaching & Adsorption kinetic tests to study CIP vs. CIL	92% & 94% leaching recoveries (at 200 & 400 mesh)

2005	Jaguar	CDTN Research Centre	Cyanidation in agitated tanks on 90% minus 200 & 325 mesh	92% recovery @ 90% minus 200 mesh
94.5% recovery @ 90% minus 325 mesh

2005	Jaguar	Federal Univ. of Minas Gerais	Viscosity, settling, and flocculant tests for thickener design

2005	Jaguar	Lakefield/Geosol	Tailings characterization to study acid generation potential

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17 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES
MINERAL RESOURCES
SUMMARY
     The mineral resources are summarized in Table 17-1:
TABLE 17-1 MINERAL RESOURCES — MARCH 2006
Jaguar Mining Inc. — Turmalina Project

	Principal			NE			Total
	Tonnes	Grade	Cont. Au	Tonnes	Grade	Cont. Au	Tonnes	Grade	Cont. Au
	(t)	(g/t)	(oz)	(t)	(g/t)	(oz)	(t)	(g/t)	(oz)

Measured	362,000	6.1	71,000				362,000	6.1	71,000
Indicated	1,521,000	8.3	406,000	612,000	4.3	85,000	2,133,000	7.2	491,000
Meas + Indic	1,884,000	7.9	477,000	612,000	4.3	85,000	2,495,000	7.0	562,000

Inferred	106,000	6.5	22,000	72,000	3.5	8,000	178,000	5.3	30,000
Notes:
1.	CIM definitions were followed for Mineral Resources.

2.	Mineral Resources are estimated at a cutoff grade of 1.0 g/t Au.

3.	Mineral Resources are estimated using an average long-term gold price of US$375 per ounce

4.	A minimum mining width of 2.0 metres was used.

5.	Rows and columns may not total due to rounding.
DATABASE
     The database for the resource estimate included:
1.	435 channel samples from the pit floor, elevation 690 m.

2.	922 channel samples from drift faces or walls of the 640 m elevation underground exploration level.

3.	720 channel samples from drift faces or walls of the 626 m elevation underground development level.

4.	208 samples from 29 underground drill holes drilled from the 640 m and 624 m levels.

5.	2,548 core samples from 22 surface diamond drill holes drilled by AngloGold.

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6.	Approximately 2,400 core samples from 42 surface diamond drill holes drilled by Jaguar.
     In the Principal Zone, the diamond drill spacing from the 626 m to the 375 m elevation ranges from 50 m to 70 m vertically and 25 m to 100 m along strike. There is a gap in drilling information from the 375 m to the 290 m elevation. Holes are planned for this hiatus in the Phase 3 drilling program. There are five holes below the 290 m elevation, spaced approximately 40 m vertically by 65 m horizontally along strike.
     In the NE Zone, the drill spacing from surface to the 450 m elevation is approximately 50 m vertically by 50 m to 100 m along strike. There is a gap in drilling information from the 440 m elevation to the 340 m elevation. There are three holes from the 340 m elevation to the 300 m elevation, spaced 25 m vertically by 100 m horizontally.
     Underground channel samples were taken at approximately three-metre intervals along the strike of the mineralization. Samples across the face were taken consistent with lithology and mineralization to a maximum of one metre.
METHODOLOGY
     The geological model was created by Jaguar staff. Drill hole traces with assays and lithology were plotted on vertical cross sections. Geological correlation was done manually, and incorporated a 1.0 g/t gold cutoff grade and a 2.0 m minimum width. The cutoff grade is appropriate since grade transition at the mineralized margin is very sharp. In most cases, the grades change from nil gold in barren rock to multigram per tonne Au values at the margins of the mineralized zone. The minimum width was chosen to reflect the proposed longhole, sublevel retreat mining method. The correlation was checked on plans at various elevations to ensure continuity. Discrete, three-dimensional, wireframe models were developed for the Principal and NE Zones. The wireframe geology models were used to constrain the limits of the subsequent block models.
     The block model and resource evaluation was completed by Moreno & Associados of Belo Horizonte. Assays greater than 50 g/t gold, in both the channel sample and diamond

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drill databases, were capped at 50 g/t. The capping level is appropriate, as illustrated by the gold distribution in Figures 17-1 and 17-2.
FIGURE 17-1 GRADE DISTRIBUTION — CHANNEL SAMPLES

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FIGURE 17-2 GRADE DISTRIBUTION — DIAMOND DRILL SAMPLES
     Grades were composited over a length of one metre. Separate data sets were created for each of the Principal and NE Zones.
     The resources were estimated using a block model methodology. Gold grades were composited over a 1.0 m length down the hole. The mineralized wireframes were subdivided into blocks, 5.0 m along strike, 2.5 m vertically, and 2.0 m normal to the strike. A variography could not be established, therefore, the blocks were assigned grades using inverse distance squared. Search ellipsoids were selected consistent with drill hole spacing, and grade trend directions were established by the Jaguar geology staff. A maximum of two and a minimum of twelve data points were required to assign a block grade. The first pass search incorporated a search ellipsoid of 75 m down plunge, 25 m along strike, and 15 m normal to the principal and secondary directions. Blocks for which the grade was not estimated by the first pass search were filled by doubling the search distance in each dimension.

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     Tonnage estimates incorporate a bulk density of 2.75 t/m3, based on testwork by Metso Minerals.
     Resources were classified based on data density. Consequently, the Principal Zone measured resources extend down to the 600 m elevation, approximately 25 m below the lowest underground level. Indicated resources in the Principal Zone include mineralization from the 600 m to the 350 m elevation and from the 310 m to 200 m elevation. Inferred resources in the Principal Zone comprise mineralization from the 350 m to 310 m elevation and below the 200 m elevation. In the NE Zone, there are no measured resources. The indicated resources include mineralization from surface to approximately the 425 m elevation and below the 350 m elevation. Inferred resources in the NE Zone include mineralization between the 425 m and 350 m elevations.
     Figure 17-3 is a longitudinal section illustrating the mineral resource outlines as related to the open pit and underground development.

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700.0 Elev
600.0 Elev
500.0 Elev
400.0 Elev
300.0 Elev
200.0 Elev
Open Pit
Principal Zone
NE Zone
Legend:
Measured Resources
Indicated Resources
Inferred Resources
0 50 100 150 200
Metres
March 2006
Jaguar Mining Inc.
Turmalina Project
Minas Gerais State, Brazil
Mineral Resources
Longitudinal Section
(Looking North)
Figure 17-3

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MINERAL RESERVES
     The mineral reserves were not re-estimated following the Phase 2 diamond drilling program. Mineral reserves estimated by RPA in September 2005, following completion of the Phase 1 diamond drilling program, are illustrated in Table 17-2.
TABLE 17-2 MINERAL RESERVES – SEPTEMBER 2005
Jaguar Mining Inc. — Turmalina Project

		Principal			NE			Total
	Tonnes	Grade	Cont Au	Tonnes	Grade	Cont Au	Tonnes	Grade	Cont Au
	(t)	(g/t)	(oz)	(t)	(g/t)	(oz)	(t)	(g/t)	(oz)

Proven	411,000	6.2	82,000				411,000	6.2	82,000
Probable	1,184,000	6.2	236,000	310,000	5.3	52,000	1,494,000	6.0	288,000
Total	1,595,000	6.2	318,000	310,000	5.3	52,000	1,905,000	6.0	370,000
     Notes:
1.	Based on a gold price of $375 per ounce

2.	Cutoff grade = 1.0 g/t

3.	Dilution overall = 15%

4.	Extraction = 91%

5.	Reserves estimated according to CIM definitions

6.	Rows and columns may not total due to rounding
     In RPA’s opinion, a significant proportion of the indicated and inferred resources delineated in the Phase 2 diamond drilling program will be converted to mineral reserves with the production of a mine design, life of mine plan, and economic study.

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18 OTHER RELEVANT DATA AND INFORMATION
     The Technomine Study, reviewed in the RPA report (2005), proposed a mining/mineral processing operation of 5.5 years based on mineral reserves of 1.9 Mt grading 6.0 g/t Au. The TechnoMine Study projected a pre-tax cash flow of $46.7 million, based on a gold price of $375 per ounce. At a discount rate of 12%, the pre-tax NPV was $22.3 million. The mineral reserves, life of mine plan, and project economics will be further reviewed following the Phase 3 drilling program.
MINING OPERATIONS
     There are currently no mining operations on the property. Previous underground exploration and development included a minus 12% ramp from outside the open pit down to 626 masl. Two levels were excavated at 640 masl and at 626 masl. Test mining was carried out from the 640 level.
     The Technomine Study proposed an open pit operation to mine approximately 5% of the mineral reserves, i.e., 88,000 t, grading 4.2 g/t Au. The open pit mine would produce 20,000 tpm at a strip ratio of 1.43:1. The open pit reserve is a remnant of the original AngloGold pit that was mined for oxide mineralization in 1992/1993. The open pit phase would be followed by an underground mining operation using sublevel stoping with paste backfill in the Principal Zone and mechanized cut and fill in the NE Zone, to produce 30,000 tpm grading 6.1 g/t Au.
     For the conversion of resources to reserves, dilution factors of 15% for the Principal Zone and 14% for the NE Zone were assumed. The factors were based on previous experience from the AngloGold test mining phase, empirical assessment based on geomechanics studies, and experience from other mines in the area.

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     Underground mine development is underway, comprised of driving ventilation raises from the 626 and 640 levels. Earth work for the primary, secondary, and tertiary crushers, surge silo, and leach plants are in various stages of completion, and all are planned for completion by the end of March 2006. Construction is in progress on ancillary surface buildings including offices, medical facility, cafeteria, change house, warehouse, maintenance shops, laboratory, lamp room, and explosives storage facility. The power transmission line is under construction and scheduled for completion in April 2006.
     Figures 18-1 and 18-2 are schematic sections illustrating the proposed open pit mine, underground ramp access, and sublevel locations. The proposed open pit mine and surface facilities are illustrated in a site plan in Figure 18-3.
MINERAL PROCESSING
     The proposed mineral processing facility is described in Item 16.
ENVIRONMENTAL CONSIDERATIONS
     Permitting a mining operation in Brazil is a staged approach requiring an initial Licenca Previa (LP) that describes the impact on the physical, biological, and anthropological ecosystems, the Implementation Licence (LI) that permits the initial construction and development, and the Operation Licence (LO) that allows the startup of operations. The applications are reviewed by various state and federal institutions and must be supported by environmental impact studies and control plans.
     MSOL was awarded the LP on October 27, 2005, and the LI on December 27, 2005. The LO is expected by October 2006.

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Elevation (m)
Principal Zone
710
700
690
670
655
640
626
606
586
566
546
526
506
486
466
446
426
406
386
366
346
326
Existing Open Pit
Ventilation
Final Open Pit
(Crown Pillar)
Sill Pillar
Ramp
Sub Level
Sub Level
Sub Level
Sub Level
Sub Level
Sub Level
Sub Level
Sub Level
Sub Level
Sub Level
Sub Level
Sill Pillar
Sill Pillar
Legend:
Mineralized Zone
Jaguar Mining Inc.
Turmalina Mine
Minas Gerais State, Brazil
Schematic Mine Cross Section
(Looking West)
March 2006
Source: Jaguar Mining Inc., 2005.

Figure 18-1

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700.0 Elev
600.0 Elev
500.0 Elev
400.0 Elev
300.0 Elev
200.0 Elev
Open Pit
Ramp
640 Level
Crown Pillar
626 Level
Crown Pillar
Sub Level
Sill Pillar
Ventilation Emergency
Escape Way
Sill Pillar
Sub Level
NE Zone
Principal Zone
Legend:
Measured Resources
Indicated Resources
Inferred Resources
Sill Pillar
Sub Level
U/G Workings
0
50
100
150
200
Metres
March 2006

Figure 18-2

Jaguar Mining Inc.

Turmalina Project

Minas Gerais State, Brazil

Schematic Mine Long Section

(Looking North)

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Figure 18-3

Jaguar Mining Inc.
Turmalina Project
Minas Gerais State, Brazil
Site Plan
N
Underground Adit
MTL Property
Mine Offices
Belo Horizonte
Underground Development
Rented Area
Open Pit & Paste Deposit
Paste Fill Plant
Waste Deposit
Haul Road
Rented Area
Water Pipeline
Crusher
Explosive Magazines
Plant
MTL Property
Turmalina Mining Property
Environmental Reserve
0 100 200 300 400
Metres
Lake
Lake
7,817,250 N
7,817,000 N
7,816,750 N
7,816,500 N
7,816,250 N
7,816,000 N
512,250 E
512,500 E
512,750 E
513,000 E
513,250 E
513,500 E
513,750 E

March 2006

Source: Jaguar Mining Inc., 2005.

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19 INTERPRETATION AND CONCLUSIONS
     RPA offers the following conclusions:
•	The diamond drilling techniques and technical controls were performed to industry standards and produced samples of adequate quality to develop a database for resource estimation.

•	The sampling method and approach, as well as the sample preparation and analysis, were adequate for resource estimation.

•	The data verification program conforms to industry standards, but non-compliance issues should be addressed on a timely basis.

•	The resource grade may be biased 5% to 10% low due to possible problems in the SGS laboratory.

•	The assumptions, parameters, and methodology used for resource estimation are appropriate for the style of mineralization.

•	Mineral Resources have been estimated according to the requirements of CIM Definitions and, in RPA’s opinion, are compliant with NI43-101.

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20 RECOMMENDATIONS
     RPA reviewed the diamond drilling, sampling, sample preparation and analysis, data verification, and resource estimation and offer the following recommendations:
•	Complete the proposed Phase 3 diamond drilling program as planned.

•	Assess the potential for lateral and downward extension of mineralization and extend the program as necessary.

•	Investigate possible low bias in the SGS analytical laboratory.

•	Establish a QA/QC program to monitor laboratory results on a “per batch” basis. Request copies of the laboratory in-house QA/QC reports.

•	Establish a standard operating procedure whereby, during the resource estimation process, outlier assays are capped prior to compositing.

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21 REFERENCES
Clow, G. G., and Valliant, W. W. (2005): Technical Report on the Turmalina Gold Project, Pitangui, Minas Gerais, Brazil – NI43-101 Report Prepared for Jaguar Mining Inc. by Roscoe Postle Associates Inc., September 16, 2005.
Duchini, J. (2004): Project Geological Summary, Internal presentation for Jaguar Mining Inc.
Duchini, J. (2005): Geology of the Turmalina Project, Private report for Jaguar Mining Inc.
Kashida, A., et al. (1990): Brazil, The Sleeping Resource Giant, in Economic Geology and the Bulletin of the Society of Economic Geologists, Volume 85, 1990.
Kosich, D. (2004): Jaguar Banks on Three Brazilian Projects: Article in Mineweb, Nov. 17, 2004.
Lobato, L. M. (1998): Styles of Hydrothermal Alteration and Gold Mineralization Associated with the Nova Lima Group of the Quadrilátero Ferrífero, Part 1, Description of Selected Gold Deposits, in Revista Brasileira de Geociencias, Volume 28, 1998.
Machado, I. C. (2005): Turmalina Gold Project, Feasibility Draft 12C,including Cash Flow August 8, 2005: Internal Report for Jaguar, Mining Inc.
Martini, S. L. (1998): An Overview of Main Auriferous Regions of Brazil, in Revista Brasileira de Geociências, Volume 28, 1998.
Moreno & Associados (2005): Mineral Resources Evaluation, Turmalina Gold Project: Internal Report for Mineracao Serras do Oeste Ltda.
Moreno & Associados (2006): Grade Estimation Resume 12/05, Turmalina Gold Project, Minas Gerais, Brazil: Internal Report for MSOL, February  , 2006.
Zucchetti, M., et al. (2000): Volcanic and Volcaniclastic Features in Archean Rocks and Their Tectonic Environments, Rio Das Velhas Greenstone Belt, Quadrilátero Ferrífero, MG, Brazil, in Revista Brasileira de Geociencias, Volume 30, 2000.

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22 SIGNATURE PAGE
     This report titled “Technical Report on the Turmalina Gold Project, Pitangui, Minas Gerais, Brazil”, prepared for Jaguar Mining Inc., and dated March 14, 2006 was prepared and signed by the following authors:

Dated at Toronto, Ontario	Graham G. Clow, P. Eng
March 14th, 2006	Consulting Mining Engineer
Principal
Roscoe Postle Associates Inc.

Dated at Toronto, Ontario	Wayne W. Valliant, P. Geo
March 14th, 2006	Associate Consulting Geologist
Roscoe Postle Associates Inc.

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23 CERTIFICATE OF QUALIFICATIONS
GRAHAM G. CLOW
     I, Graham G. Clow, P.Eng., as an author of this report entitled “Technical Report on the Turmalina Gold Project, Pitangui, Minas Gerais, Brazil”, prepared for Jaguar Mining Inc., and dated March 14, 2006, do hereby certify that:
1.	I am Principal Mining Engineer with Roscoe Postle Associates Inc. of Suite 501, 55 University Ave Toronto, ON, M5J 2H7.
2.	I am a graduate of Queen’s University, Kingston, Ontario Canada in 1972 with a Bachelor of Science degree in Geological Engineering and in 1974 with a Bachelor of Science degree in Mining Engineering.
3.	I am registered as a Professional Engineer in the Province of Ontario (Reg.# 8750507). I have worked as a mining engineer for a total of 32 years since my graduation. My relevant experience for the purpose of the Technical Report is:
•	Review and report as a consultant on more than forty mining operations and Projects around the world for due diligence and regulatory requirements

•	Senior Engineer to Mine Manager at seven Canadian mines and projects

•	Senior person in charge of the construction of two mines in Canada

•	Senior VP Operations in charge of five mining operations, including two in Latin America

•	President of a gold mining company with one mine in Canada

•	President of a gold mining company with one mine in Mexico
4.	I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI43-101.

5.	I visited the Turmalina Gold Project on June 7-9, 2005.
6.	I am responsible for overall preparation of the Technical Report and contributed to writing Items 1, 2, 16, 18, 19, and 20.
7.	I am independent of the Issuer applying the test set out in Section 1.4 of National Instrument 43-101.
8.	I am the co-author of a previous technical report entitled “Technical Report on the Turmalina Gold Project, Pitangui, Minas Gerais, Brazil”, prepared for Jaguar Mining Inc., and dated September 16, 2005.
9.	I have read National Instrument 43-101F1, and the Technical Report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.

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10.	To the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.
          Dated 14th day of March, 2006.
          Graham G. Clow, P. Eng

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WAYNE W. VALLIANT
     I, Wayne W. Valliant, P.Geo., as an author of this report entitled “Technical Report on the Turmalina Gold Project, Pitangui, Minas Gerais, Brazil”, prepared for Jaguar Mining Inc. and dated March 14, 2006, do hereby certify that:
1.	I am an Associate Geologist with Roscoe Postle Associates Inc. of Suite 501, 55 University Ave Toronto, ON, M5J 2H7.
2.	I am a graduate of Carleton University, Ottawa, Ontario, Canada in 1973 with a Bachelor of Science degree in Geology.
3.	I am registered as a Professional Geologist in the Province of Ontario (Reg.# 1175). I have worked as a geologist for a total of 32 years since my graduation. My relevant experience for the purpose of the Technical Report is:
•	Review and report as a consultant on more than thirty mining operations and projects around the world for due diligence and resource/reserve review

•	Chief Geologist at three Canadian mines, including two gold mines

•	Superintendent of Technical Services at three mines in Canada and Mexico, including two gold mines

•	General Manager of Technical Services for corporation with gold mining operations and developing projects in Canada and Latin America
4.	I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI43-101.

5.	I visited the site on June 5-7, 2005, and January 16, 2006.

6.	I contributed to writing all items of the Technical Report except Item 18.

7.	I am independent of the Issuer applying the tests set out in section 1.4 of National Instrument 43-101.

8.	I am the co-author of a previous technical report entitled “Technical Report on the Turmalina Gold Project, Pitangui, Minas Gerais, Brazil”, prepared for Jaguar Mining Inc., and dated September 16, 2005.

9.	I have read National Instrument 43-101F1, and the Technical Report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.

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10.	To the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.
          Dated 14th day of March 2006.
          Wayne W. Valliant, P.Geo.

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Document No. 74
TECHNICAL REPORT ON TH
SABARÁ PROJECT,
MINAS GERAIS, BRAZIL
PREPARED FOR
JAGUAR MINING INC
N I43-101 Report
Authors:
Graham G. Clow , P.Eng. Wayne W. Valliant, P.Geo.

February 17, 2006
ROSCOE POSTLE ASSOCIATES INC
Toronto, Ontario
Vancouver, B.C.
Rouyn-Noranda, Québec

ROSCOE POSTLE ASSOCIATES INC.	www. rpacan. com

PAGE
1 SUMMARY	1-1
Executive Summary	1-1
Technical Summary	1-7
2 INTRODUCTION AND TERMS OF REFERENCE	2-1
Reliance on Other Experts	2-2
3 PROPERTY DESCRIPTION AND LOCATION	3-1
4 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY	4-1
5 HISTORY	5-1
6 GEOLOGICAL SETTING	6-1
Regional Geology	6-1
Local Geology	6-2
Property Geology	6-6
7 DEPOSIT TYPES	7-1
8 MINERALIZATION	8-1
9 EXPLORATION	9-1
Zone B	9-1
Zone A&C	9-1
10 DRILLING	10-1
11 SAMPLING METHOD AND APPROACH	11-1
Diamond Drill Core	11-1
Trench Samples	11-2
Channel Sampling	11-2
12 SAMPLE PREPARATION, ANALYSES AND SECURITY	12-1
13 DATA VERIFICATION	13-1
Control Blanks	13-1
Standard Reference Samples	13-2
Duplicate Samples	13-3
Interlab Check Assays	13-5
RPA Sample Checks	13-8
14 ADJACENT PROPERTIES	14-1
15 MINERAL PROCESSING AND METALLURGICAL TESTING	15-1
Metallurgical Testwork	15-1
Mineral Processing	15-3

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PAGE
16 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES	16-1
Mineral Resources	16-1
Mineral Reserves	16-5
17 OTHER RELEVANT DATA AND INFORMATION	17-1
Mining Operations	17-2
Processing	17-4
Tailings	17-4
Infrastructure	17-4
Manpower	17-9
Environment	17-10
Life of Mine Plan	17-12
Capital Costs	17-14
Operating Costs	17-16
Markets	17-17
Economic Analysis	17-17
18 INTERPRETATION AND CONCLUSIONS	18-1
19 RECOMMENDATIONS	19-1
20 REFERENCES	20-1
21 SIGNATURE PAGE	21-1
22 CERTIFICATE OF QUALIFICATIONS	22-1
LIST OF TABLES

PAGE
Table 1-1	Base Case Pre-Tax Cash Flow
Table 1-2	Mineral Resources
Table 1-3	Mineral Reserves	1-10
Table 1-4	Mineral Reserve Summary	1-11
Table 1-5	Capital Costs	1-15
Table 1-6	Operating Costs	1-16
Table 3-1	Property Description
Table 3-2	AngloGold NSR
Table 5-1	Diamond Drillhole Highlights - FC Series Holes Anglo American Corp
Table 5-2	Diamond Drillhole Highlights - FS Series Holes Inco Ltd
Table 5-3	Diamond Drillhole Highlights - FAV Series Holes AngloGold
Table 5-4	Diamond Drillhole Highlights - P Series Holes (PHA)
Table 10-1	Diamond Drill Highlights – Jaguar 2004	10-2
Table 13-1	RPA Check Samples	13-8
Table 15-1	Granulometric Analysis - Zone A	15-1
Table 16-1	Mineral Resources	16-1

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PAGE
Table 16-2	Mineral Reserves	16-5
Table 17-1	Mining Equipment	17-2
Table 17-2	Mineral Reserve Summary	17-3
Table 17-3	Manpower	17-9
Table 17-4	Life of Mine Production Schedule	17-13
Table 17-5	Capital Costs	17-14
Table 17-6	Operating Costs	17-16
Table 17-7	Base Case Pre-Tax Cash Flow	17-19
LIST OF FIGURES

PAGE
Figure 1-1 Sensitivity Analysis	1-3
Figure 3-1 Property Location Map	3-3
Figure 3-2 Location Map and Mining Concessions	3-4
Figure 6-1 Regional Geology	6-3
Figure 6-2 Stratigraphic Column	6-4
Figure 6-3 Local Geology	6-5
Figure 6-4 Property Geology – Plan	6-7
Figure 6-5 Geology Cross Section A-A’	6-8
Figure 6-6 Geology Cross Section B-B’	6-9
Figure 13-1 Control Blank Samples	13-2
Figure 13-2 Standard Reference Samples	13-3
Figure 13-3 Duplicate Samples — Scatterplot	13-4
Figure 13-4 Duplicate Samples — Relative Difference Plot	13-4
Figure 13-5 Interlab Comparison – Diamond Drillhole Rejects- Scatterplot	13-5
Figure 13-6 Interlab Comparison – Diamond Drillhole Rejects- RDP	13-6
Figure 13-7 Interlab Comparison – Diamond Drillhole Pulps –Scatterplot	13-7
Figure 13-8 Interlab Comparison – Diamond Drillhole Pulps – RDP	13-7
Figure 15-1 Process Flow Sheet	15-5
Figure 17-1 Site Plan	17-5
Figure 17-2 Schematic Cross Section – Zone A	17-6
Figure 17-3 Schematic Cross Section – Zone C	17-7
Figure 17-4 Schematic Cross Section – Queimada	17-8
Figure 17-5 Sensitivity Analysis	17-21

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1 SUMMARY
EXECUTIVE SUMMARY
     Roscoe Postle Associates Inc. (RPA) was retained by Jaguar Mining Inc. (Jaguar) to prepare an Independent Technical Report compliant with NI43-101 on the Sabará Gold Project, Sabará, Minas Gerais, Brazil (the Property or the Project). Mineraçao Serras do Oeste Ltda (MSOL), a division of Jaguar, currently operates an open pit mine and heap leach processing facility in Zone B of the Sabará Deposit. A study has been prepared by Jaguar and TechnoMine Services LLC (TechnoMine), of Salt Lake City, Utah, to examine the feasibility of mining and processing mineralization from Zones A, B, C (Lamego), and Queimada.
     The Project comprises development of a 400,000 tpa mining and heap leach facility, forecast to produce approximately 134,000 ounces of gold over a five year period. Prestripping has been completed and the first bench of mineralization has been exposed. Jaguar reports that mining, crushing, heap leaching, and the carbon column/adsorption facilities were started in January 2006.
ECONOMIC ANALYSIS
     The Base Case estimated cash flow for the life of mine is shown in Table 1-1. The projection is based on the following parameters.
PHYSICALS

•	Mine life:	5.1 years, 400,000 tonnes per year

•	Start of production:	January 2006

•	Total millfeed:	2,046,000 tonnes at a grade of 2.8 g/t Au.

Mine call factor 97%.

•	Strip Ratio:	4.2 to 1

•	Operations 360 days per year

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•	Mine production:
Zones A&C — up to 33,000 tonnes per month ore from a reserve of 1,564,000 tonnes at a grade of 2.07 g/t Au and a strip ratio of 4.11:1.
Queimada — up to 16,700 tonnes per month ore from a reserve of 407,000 tonnes at a grade of 5.28 g/t Au and a strip ratio of 4.24:1.
Zone B oxides — up to 3,500 tonnes per month ore from a reserve of 20,000 tonnes at a grade of 3.61 g/t Au.
Zone B sulphides — up to 5,100 tonnes per month ore from a reserve of 55,000 tonnes at a grade of 5.07 g/t Au.
Zone B stripping – 4.46:1 overall.
•	Processing – Zones A&C, Queimada, and Zone B Oxide at Sabará heap leach and ADR plant. Zone B Sulphide at Queiróz CIL plant
•	Gold recovery:
Zones A&C – 74%
Queimada – 74%
Zone B Oxide – 70%
Zone B Sulphide – 92%
•	Total gold produced: 134,100 ounces, annual range from 18,800 ounces to 38,700 ounces.
COSTS
▪	Operating cost: $10.98 per tonne processed, ranging from $10.39 per tonne to $13.25 per tonne. Open pit mining is by contractor.

▪	Capital cost: Pre-production capital is estimated to be $5.6 million

▪	Sustaining capital: Ranges from $40,000 to $380,000

▪	Closure costs: $190,000.

▪	Exchange rate: US$1.00 = 2.60 Reals
REVENUE

•	Gold price:	$375 per ounce

•	Transport and insurance:	$3.00 per ounce

•	Refining:	1% of gross sales

•	CFEM (federal) royalty:	1% of gross sales

•	Royalty to previous owners:	3.25% NSR

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ROSCOE POSTLE ASSOCIATES INC.	www. rpacan. com
     The pre-tax cash flow at $375 per ounce gold is $19.5 million. At a discount rate of 8.0%, the pre-tax NPV is $14.3 million. The GI Total Cash Cost is $182 per ounce. The GI Total Production Cost is $230 per ounce.
     Jaguar’s after-tax NPV estimate at 8.0% discount rate is $7.8 million, with a Project IRR of 82%. RPA did not review Jaguar’s tax model.
     Figure 1-1 shows the Project sensitivity to various factors, including:
•	Head Grade

•	Recovery

•	Gold Price

•	Operating Cost

•	Capital Cost

•	Exchange Rate
FIGURE 1-1 SENSITIVITY ANALYSIS

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TABLE 1-1 PRE-TAX CASH FLOW
JAGUAR MINING INC. — SABARA PROJECT

				2005	2006	2007	2008	2009	2010	2011	Total
Mining	Zones A + C		000 tonnes		139	199	385	400	400	41	1,564
			g/t Au		2.47	2.09	1.86	2.12	2.03	2.45	2.07
		Waste	000 tonnes		937	1,094	1,800	1,116	1,429	49	6,425
		Strip Ratio			6.7	5.5	4.7	2.8	3.6	1.2	4.11
		Total Moved	000 tonnes		1,076	1,293	2,185	1,516	1,829	90	7,989

Queimada			000 tonnes		191	201	15				407
			g/t Au		3.85	6.26	10.06				5.28
		Waste	000 tonnes		658	1,008	60				1,725
		Strip Ratio			3.4	5.0	3.9				4.24
		Total Moved	000 tonnes		848	1,208	75				2,132
Zone B Oxide			000 tonnes		20						20
			g/t Au		3.61						3.61
Zone B Sulphide			000 tonnes		55						55
			g/t Au		5.07						5.07
Zone B Total			000 tonnes		75						75
			g/t Au		4.68						4.68
		Waste	000 tonnes		335						335
		Strip Ratio			4.5						4.46
		Total Moved	000 tonnes		411						411

Total			000 tonnes		405	400	400	400	400	41	2,046
			g/t Au		3.53	4.18	2.17	2.12	2.03	2.45	2.80
		Waste	000 tonnes		1,930	2,101	1,860	1,116	1,429	49	8,486
		Strip Ratio			4.8	5.3	4.7	2.8	3.6	1.2	4.15
		Total Moved	000 tonnes		2,335	2,501	2,260	1,516	1,829	90	10,532

Processing	Plant feed		000 tonnes		405	400	400	400	400	41	2,046
	Mine Call Factor				97%	97%	97%	97%	97%	97%	97%
Grade			g/t Au		3.42	4.06	2.10	2.06	1.97	2.38	2.72
		Recovery Zone A + C			74%	74%	74%	74%	74%	74%	74%
		Recovery Quiemada			74%	74%	74%	74%	74%	74%	74%
		Recovery Zone B Oxide			70%	70%	70%	70%	70%	70%	70%
		Recovery Zone B Sulphide			92%	92%	92%	92%	92%	92%	92%
	Overall Recovery				77%	74%	74%	74%	74%	74%	75%

	Production		000 oz		34.5	38.7	20.1	19.7	18.8	2.3	134.1

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TABLE 1-1 PRE-TAX CASH FLOW
JAGUAR MINING INC. — SABARA PROJECT

				2005	2006	2007	2008	2009	2010	2011	Total
Revenue	Gold Price	US$/oz		375	375	375	375	375	375	375	375
	Gross Revenue	US$ ’000			12,956	14,521	7,531	7,371	7,053	863	50,295
0.75% Transport		US$ ’000			97	109	56	55	53	6	377
1.0% Refining		US$ ’000			130	145	75	74	71	9	503
1.0% CFEM Tax		US$ ’000			130	145	75	74	71	9	503
	Sub-total	US$ ’000			12,600	14,122	7,324	7,169	6,859	839	48,912
0.5%	Landowner Royalty				65	73	38	37	35	4	251
2.75% Anglo Royalty		US$ ’000					17	111	155	23	307
	Revenue	US$ ’000			12,489	13,967	7,306	7,057	6,704	816	48,339

	NSR	US$/ t ore			30.82	34.92	18.27	17.64	16.76	20.12	23.63

Capital Costs	Open Pit Mining	US$ ’000		219	0						219
	Mine Equipment	US$ ’000		0	0						0
	Plant Equipment	US$ ’000		783	101						884
	Plant Construction	US$ ’000		2,552	642						3,194
	Infrastructure Construction	US$ ’000		453	296						749
	Land Acquisition	US$ ’000		54	0	31					85
	EPCM	US$ ’000		393	0						393
	Contingency	US$ ’000		0	66						66
	Commissioning	US$ ’000		52	0						52
	Environment	US$ ’000								190	190
	Sustaining Capital	US$ ’000			384	40	40	40	40	10	554
	Salvage	US$ ’000									0
	Total	US$ ’000		4,508	1,488	71	40	40	40	200	6,387

Operating Costs				4,508	1,488	71	40	40	40	200	6,387

Zone B Sulphide Mining, Transport, Processing		US$ ’000			1,677						1,677
All Oxides Open Pit Mining		US$ ’000			1,813	2,070	2,070	2,070	2,070	210	10,305
	Processing	US$ ’000			1,446	1,652	1,652	1,652	1,652	167	8,220
	G&A	US$ ’000			372	372	372	372	372	93	1,953
	Environment	US$ ’000			61	60	60	60	60	6	307
	Total	US$ ’000			5,368	4,154	4,154	4,154	4,154	476	22,461
				0	3,631	4,094	4,094	4,094	4,094	470	20,478
Zone B Sulphide Open Pit Mining		US$/t moved			0.71						0.71
	Open Pit Mining	US$/t milled			3.90						3.90
	Transport	US$/t milled			3.60						3.60
	Processing	US$/t milled			23.00						23.00
		Subtotal US$/t milled			30.50						30.50

All Oxides Open Pit Mining		US$/t moved			0.89	0.83	0.92	1.37	1.13	2.34	1.01
	Open Pit Mining	US$/t milled			5.18	5.18	5.18	5.18	5.18	5.18	5.18
	Processing	US$/t milled			4.13	4.13	4.13	4.13	4.13	4.13	4.13

All Ore G&A		US$/t milled			0.92	0.93	0.93	0.93	0.93	2.29	0.95

	Environment	US$/t milled			0.15	0.15	0.15	0.15	0.15	0.15	0.15

	Total	US$/t milled			13.25	10.39	10.39	10.39	10.39	11.75	10.98

Pre-Tax Cash Flow		US$ ’000		(4,508)	5,632	9,742	3,112	2,863	2,510	139	19,491
		Cumulative US$ ’000		(4,508)	1,124	10,866	13,979	16,842	19,352	19,491
		Pre-tax NPV US$ ’000
			5.0%	16,007
			8.0%	14,288
			10.0%	13,268

Unit Cost of Production	Operating[1]	US$/oz			168	119	220	229	241	229	182
	Capital	US$/oz									48
	Total[2]	US$/oz									230

Notes:	1. Equivalent to Gold Institute Total Cash Cost.

2. Equivalent to Gold Institute Total Production Cost.

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ROSCOE POSTLE ASSOCIATES INC.	www. rpacan. com
     The Project is most sensitive to head grade and recovery. At a current gold price of $550 per ounce, the pre-tax NPV at 8.0% discount rate is $32 million. The break even gold price resulting in zero pre- tax NPV at 8.0% is approximately $235 per ounce.
     The exchange rate used for the Project is US$1.00 = 2.60 reals, vs. the current rate of 2.16 reals. The rate has been used based on economic forecasts by Brazilian banks. At a rate of 2.16 on all costs, the base case pre-tax NPV at 8.0% is approximately $10 million.
CONCLUSIONS AND RECOMMENDATIONS
     The feasibility work completed by Jaguar to date has demonstrated that the Sabará Project is robust at current gold prices and shows an acceptable operating margin at the Base Case gold price of $375 per ounce. Project construction is essentially complete, and production commenced in January 2006. The Project is located in an area of current mining by Jaguar and could be considered as an extension of the existing Zone B operation. In this context, some infrastructure and operating practices already exist, thereby minimizing some of the startup risks of a greenfields project.
     RPA offers the following comments as observations on the Project development plan:
•	Mineral Resources and Mineral Reserves have been estimated according to the requirements of CIM Definitions and, in RPA’s opinion, are compliant with NI43-101 and appropriate for use in the Life of Mine Plan.

•	Metallurgical recoveries have been based on testwork, with the exception of the Queimada Zone, for which recoveries were assumed based on similarity of the deposit to Zones A&C. In RPA’s opinion, this is a reasonable assumption based on the proximity of the deposits and nature of the mineralization, however, as Queimada represents 37% of the forecast production, there is some higher risk associated with this zone.

•	Prior production experience from Zone B showed heap leach recoveries to be lower than expected due to difficulty in establishing the oxide/sulphide transition. Some risk remains in this area, however, Jaguar has mitigated this by processing the Zone B sulphide ore at the Queiróz plant.

•	Operating and capital costs have been estimated from first principles, using Jaguar’s extensive experience in the area, particularly with

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contractors. The Project capital cost risk is minimal in that the plant and pads are essentially complete. All mining is to be done by contractors.

•	Permits are in place for the Project, with the exception of Zone C, for which permitting is being completed. This is in progress, and RPA does not consider the permitting to be a significant risk.
     Based on the review, RPA makes the following recommendations:
1.	Monitor the oxide/sulphide boundary closely in Zone B to ensure that the two types of mineralization are sent to the correct plants.

2.	Mine and leach ore from Queimada as soon as possible in the mine life to establish that leaching characteristics are in line with those forecast in the Life of Mine Plan.

3.	Carry out quarterly or semi-annual reconciliations between the resource model for each zone and grade delivered to the heaps or the plant.

4.	Continue to expedite and monitor the permitting process for Zone C.

5.	Consideration should be given to widening the berms in the pit designs from 2.5 m, which is relatively narrow, to 7.5 m by triple benching.
TECHNICAL SUMMARY
     The Sabará Project is located approximately 40 km east of Belo Horizonte, Minas Gerais, Brazil, and is accessed from Belo Horizonte by paved highway to the town of Sabará, then by eight kilometres of dirt roads. RPA visited the Sabará Project site in April and June 2005 and January 2006. The Property comprises Zone B, which has been in operation since October 2003, as well as Zones A, C (Lamego), and Queimada.
     Gold discoveries in the Sabará area date from the 17th century and are linked to the Bandeira de Manuel da Borba Gato (explorers) around the Das Velhas River. In the mid-1 800s, the area gained importance because of extensive iron and gold mines, some of which are still in operation today. Important gold mines in the area include Mina Grande, owned by AngloGold Ashanti Ltd. (AngloGold), which had been in continuous operation for 155 years until its closure in August 1995. The mine is reported to have produced 11 million ounces of gold, mining at the rate of 480 tpd, grading 9.0 g/t Au in sulphide

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mineralization. The Mina de Cuiaba, also owned by AngloGold, currently produces 2,300 tpd grading 8.0 g/t gold. The first records of recent exploration on the Sabará Property date to the mid-1980s, when a portion of the Property was held by the Anglo American Corporation.
     In October 2003, Jaguar began mining operations in Zone B and hauled run of mine mineralized material to the Caeté heap leach facility. Until September 2005, when mining operations were suspended, 623,000 t had been mined grading 2.34 g/t gold.
GEOLOGY
     The Quadrilatero Ferrifero (Iron Quadrangle) region is one of the major gold provinces in the world. Gold mineralization in the Iron Quadrangle is most commonly associated with the banded iron formations and cherts of the Nova Lima Group. The Sabará area is underlain by rocks of the Nova Lima Group, consisting of quartzite, dolostone, conglomerate, phyllite, and banded iron formation. Several other producing, or past producing, gold mines also lie in the Nova Lima Group in the area of the Sabará Property. The Cuiaba Mine lies approximately five kilometres to the northeast. The Raposos Mine and the Morro Velho Mina Grande lie to the southeast approximately seven and fifteen kilometers, respectively.
     Gold mineralization in the Nova Lima Group is normally classified as one of the three types:
1.	Oxide/Carbonate facies banded iron formation hosting massive or disseminated sulphides.

2.	Lapa Seca, a carbonate banded iron formation hosting massive or disseminated sulphides with visible gold.

3.	Silicified zones within shear zones hosting massive or disseminated sulphides with visible gold.
     The gold mineralization at Sabará includes Types 1 and 3. The iron formation, Type 1, occurs as oxide, carbonate, and sulphide facies. Economically, the oxide and sulphide facies are the most important. The mineralization comprises sulphides and quartz veins, Type 3, hosted in bands of lean iron formation and chert. Sulphides consist of pyrrhotite, pyrite, and arsenopyrite. The most abundant gangue mineral is quartz.

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MINERAL RESOURCES AND MINERAL RESERVES
     Mineral resources and mineral reserves have been estimated by Jaguar and reviewed by RPA. They are presented in the following two tables.
TABLE 1-2 MINERAL RESOURCES
Jaguar Mining Inc. — Sabará Project
Measured Resources

Zone	Tonnes	Grade (g/t)	Cont. Ounces (oz)
Zone A	282,000	2.29	21,000
Zone B	71,000	5.23	12,000
Zone C	438,000	2.31	33,000
Queimada	133,000	6.68	28,000
Subtotal	924,000	3.15	94,000
Indicated Resources

Zone	Tonnes	Grade (g/t)	Cont. Ounces (oz)
Zone A	810,000	2.05	53,000
Zone C	461,000	2.07	31,000
Queimada	298,000	5.27	51,000
Subtotal	1,569,000	2.67	135,000
Measured + Indicated

Zone	Tonnes	Grade (g/t)	Cont. Ounces (oz)
Zone A	1,092,000	2.11	74,000
Zone B	71,000	5.23	12,000
Zone C	899,000	2.19	64,000
Queimada	431,000	5.71	79,000
Subtotal	2,493,000	2.85	229,000
Inferred Resources

Zone	Tonnes	Grade (g/t)	Cont. Ounces (oz)
Zone A	397,000	2.26	29,000
Zone C	42,000	2.06	3,000
Queimada	4,000	2.37	<1,000
Total	443,000	2.24	32,000

Notes:
1.	CIM definitions were followed for Mineral Resources.

2.	Mineral Resources are estimated at a cutoff grades of 0.80 g/t Au (2.50 g/t Au in Zone B)

3.	Mineral Resources are estimated using an average long-term gold price of US$375 per ounce.

4.	A minimum mining width of 2.0 metres was used.

5.	Measured and Indicated Mineral Resources are inclusive of Mineral Reserves.

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TABLE 1-3 MINERAL RESERVES Jaguar Mining Inc. — Sabará Project
Proven Reserves

Zone	Tonnes	Grade	Cont. Gold
	(Kt)	(g/t)	(oz)
A + C Pit	651	2.20	46,000
Queimada Pit	136	6.18	27,000
B Pit	75	4.68	11,000
Total Proven	862	3.04	84,000
Probable Reserves

Zone	Tonnes	Grade	Cont. Gold
	(Kt)	(g/t)	(oz)
A + C Pit	913	1.98	58,000
Queimada Pit	271	4.86	42,000
B Pit
Total Probable	1,184	2.63	100,000
Proven + Probable Reserves

Zone	Tonnes	Grade	Cont. Gold
	(Kt)	(g/t)	(oz)
A + C Pit	1,564	2.07	104,000
Queimada Pit	407	5.28	69,000
B Pit	75	4.68	11,000
Total	2,046	2.80	184,000

Notes:
1.	CIM definitions were followed for Mineral Reserves.

2.	Mineral Reserves are estimated at a cutoff grades of 0.80 g/t Au (2.50 g/t Au in Zone B Sulphides)

3.	Mineral Reserves are estimated using an average long-term gold price of US$375 per ounce.
MINING
     Mining operations will be carried out in three locations – Zones A&C Pit, Queimada Pit, and Zone B Pit. Zone B has been operated as an open pit mine by Jaguar since 2003. The ore is hauled by truck to the Caeté plant for processing. The Zone B operation was shut down in mid-2005 due to poor economics related to lower than expected recoveries, associated with the oxide/sulphide transition ore. Open pit mining will be carried out by contractor.

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     Ore will be hauled to the Sabará plant approximately one kilometre from Zone A&C and approximately two kilometres from Zone B. Waste will be hauled to local dumps, on average, approximately 500 m from the respective pits.
     Mineral reserves were derived from the resources for Zone A&C and Queimada by adding dilution and preparing optimized pit designs. Zone B mineral reserves were determined by depletion of the original resource and reconciliation to production.
     The dilution factor for Zone A&C and Queimada is based on experience at Zone B. The extractions for Zone A&C and Queimada are based on the actual pit design. The dilution and extraction for Zone B are based on mining experience with the deposit.
TABLE 1-4 MINERAL RESERVE SUMMARY
Jaguar Mining Inc. — Sabará Project

	Resource		Reserve		Dilution	Extraction
	‘000		‘000
	tonnes	g/t Au	tonnes	g/t Au

Zone A&C	1,991	2.15	1,564	2.07	10%
Queimada	431	5.71	407	5.28	10%
Zone B Oxides	19	4.04	20	3.61	12%	95%
Zone B Sulphides	52	5.67	55	5.07	12%	95%

Total	2,493	2.85	2,046	2.80
     The waste stripping for the three zones is based on the design waste stripping and diluted ore tonnes. The overall stripping ratios are:

•	Zone A&C	6.42 million tonnes, SR = 4.1 to 1

•	Queimada	1.73 million tonnes, SR = 4.2 to 1

•	Zone B	0.34 million tonnes, SR = 4.5 to 1

•	Overall	8.5 million tonnes, SR = 4.2 to 1
     In the cash flows, a Mine Call Factor of 97% has been applied based on local area experience, in particular that of AngloGold.

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METALLURGY AND PROCESSING
     The process design for Zones A, C, and Queimada is based largely on testwork carried out by the Central Technological Foundation of Minas Gerais (CETEC). No metallurgical testwork was done on the Queimada mineralization since Jaguar considers that the Queimada mineralization has the same physical properties and mineralogical composition as Zones A and C. In RPA’s opinion, the metallurgical recovery of the Queimada mineralization should be monitored during the early stages of the operation to ensure this assumption is valid.
     The mineral processing, with the exception of the Zone B transitional mineralization, will comprise agglomeration, on-off heap leaching, CIC (carbon in column adsorption), and DR (Desorption-Recovery) stages. In Zones A, C, and Queimada, leaching and ADR recoveries of 77% and 96.4%, respectively, are estimated for an overall metallurgical recovery of 74.2%. Zone B oxide mineralization will be processed at the same heap leach facility as Zone A, Zone C, and Queimada. Zone B sulphide and transitional oxide-sulphide mineralization will be processed at AngloGold’s Queiróz CIL plant. The metallurgical recoveries for oxide and transitional mineralization for Zone B are estimated to be 70% and 92%, respectively.
     The leaching system is based on an on-off cycle. Heaps will be cured and leached for a nominal 46 days followed by 20 days of washing, neutralization, and removal. Spent heaps will be moved to an area near the plant. The spent heaps will be compacted by the haulage trucks, and drainage ditches around the spent heap area will be constructed to divert rainwater. Jaguar already uses this system successfully at its nearby Caeté plant.
INFRASTRUCTURE
     Power and water are available locally. Access roads have been constructed to the plant and mine sites.
MANPOWER
     Manpower for the Project operating period totals 95, and skilled workers are available in the local area. The mining will be carried out by contractor.

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ENVIRONMENT AND PERMITTING
     Implementation of a mining project in Brazil entails application for a Licença Prévia (LP) and is subject to scrutiny by various agencies, including:
•	State Environmental Policy Council (COPM)

•	State Environmental Foundation (FEAM)

•	State Forest Institute (IEF)

•	State Water Management Institute (IGAM)
     The application for a LP must be supported by the following studies/reports that describe the impact on the physical, biological, and anthropological ecosystems, as well as plans for mitigation and closure:
•	Environmental Impact Study/Report (EIA) (EIS) (RIMA)

•	Environmental Control Plan (PCA)

•	Degraded Areas Recovery Plan (PRAD)

•	Environmental Control Report (RCA)
     The RCA is required only for special cases where the area has already been impacted by a previous operation.
     Upon approval of the foregoing studies, the applicant is granted an Implementation Licence (LI) that permits the completion of work, such as the preparation of the heap leaching area, the erection of the mineral processing plant, construction of the tailings dam, opening of accesses, development of the open pit mines, installation of the infrastructure, and preparation of the waste dump.
     After obtaining the LI and mining concession and implementation of the mining project, the company can apply for the Operation Licence (LO) that permits the startup of operations. Approval of the LO is contingent on construction having met all the environmental requirements for the mining and mineral processing facilities defined in the previously issued LI.

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     The environmental permitting process for the Sabará plant was facilitated by the fact that MSOL had previously been awarded permits to operate a processing facility in the area. Previously submitted environmental reports were considered admissible, including the plant LP and associated Environmental Impact Study (EIA-RIMA). Additional reports included an Environmental Control Report (RCA), a Degraded Areas Recovery Plan (PRAD), and an Environmental Control Plan (PCA), all authored by the Consultoria e Empreendimentos de Recursos Naturais Ltda., except for the Mine RCA that was prepared by Sênior Engenharia.
     Jaguar’s RCA/PCA includes an assessment of possible environmental impacts caused by the construction and operations phases of the heap leaching facility. Mitigation measures were outlined for issues such as noise and dust control, discharge water quality, slope stability, and reagent storage. The report also includes a closure plan with a strategy to address removal and stockpiling the fertile soil layer, neutralization of spent heap leach material, rehabilitation of the mined areas, topographic restoration, revegetation of impacted areas, and drainage rehabilitation.
     The LI for plant construction was awarded in September 2005.
     The application for an LP for the mining operation required only an RCA. The open pit is designated as a lower environmental hazard and does not require a full Environmental Study. The LP for Zone A, Queimada, and part of Zone C was awarded in November 2005.
     A portion of Zone C has not yet received an LI. The oxide mineralization within the area in question was optioned from AngloGold, which had permitted only the deeper sulphide mineralization. Jaguar is proceeding with environmental permitting and licences and expects to complete the permitting by the end of 2006. The LI will require an Environmental Control Plan, which is currently being prepared.
     In addition to State approvals, exploration and mining applications must also be made to the DNPM, an agency of the federal government responsible for control and

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application of the Brazilian Mining Code, and awarding of exploration licences and mining concessions. The applications must include the exploration/exploitation plans prepared by an authorized professional such as a geologist or mining engineer. The granting of a mining concession remains valid until full depletion of the mineral deposit, subject to submitting Annual Operations Reports, and compliance with safety and environmental regulations. Jaguar currently holds mining rights to five concessions for a total of 2,231 ha, issued by DNPM, as described in Section 4.
CAPITAL COSTS
     Total pre-production capital costs have been estimated by MSOL and TechnoMine and are summarized in the following table. The costs include a contingency of 1.2%.
TABLE 1-5 CAPITAL COSTS
Jaguar Mining Inc. — Sabará Project

US$ ‘000’s

Open Pit Mining	219
Mine Equipment	Contractor
Plant Equipment	884
Plant Construction	3,194
Infrastructure Construction	749
Land Acquisition	54
EPCM	393
Commissioning	52
Contingency	66

Total	$5,611
     Most of the capital expenditures for the Project were completed in 2005 in advance of startup in the first quarter of 2006. Approximately $1.1 million remained to be spent in the first quarter of 2006. Mining and plant startup commenced in January 2006.
OPERATING COSTS
     Operating costs have been estimated from first principles and are shown in the following table.

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TABLE 1-6 OPERATING COSTS Jaguar Mining Inc. — Sabará Project

US$/ tonne milled

Zone B Sulphides (mining, transport, and processing)	30.50

Oxide Mining	5.18
Oxide Processing	4.13

G&A	0.92
Environment	0.15

Total typical year – oxides only	$10.38
     Sulphide ore from Zone B will be mined by contractor, hauled 33 km to the Queiróz plant, and processed there under a custom milling agreement with the owner, AngloGold. All costs are based on contractor prices – $0.70 per tonne moved for mining, $0.41 per tonne kilometre for hauling, and $23.00 per tonne milled for processing.
     Oxide ores from Zones A&C, Zone B, and Queimada will be mined by contractor and processed on site. The costs are shown in Table 1-6 above.

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2 INTRODUCTION AND TERMS OF REFERENCE
     Roscoe Postle Associates Inc. (RPA) was retained by Jaguar Mining Inc. (Jaguar) to prepare an Independent Technical Report compliant with NI43-101 on the Sabará Gold Project, Sabará, Minas Gerais, Brazil (the Property or the Project). Mineraçao Serras do Oeste Ltda (MSOL), a division of Jaguar, currently operates an open pit mine and heap leach processing facility in Zone B of the Sabará Deposit. A study has been prepared by Jaguar and TechnoMine Services LLC (TechnoMine), of Salt Lake City, Utah, to examine the feasibility of mining and processing mineralization from Zones A, B, C (Lamego), and Queimada.
     Prestripping in Zone A and Queimada are completed and the first bench of mineralization has been exposed. Jaguar reports that mining, crushing plant, heap leaching, and the carbon column/adsorption facilities were started in January 2006. The loaded carbon was transported to the Caeté plant in order to go through elution and electrowinning, and the first doré was poured on February 10. In January, approximately 17,000 tonnes of ore were placed on the heaps. It is expected that the plant will become fully operational in February.
SOURCES OF INFORMATION
     Graham Clow, P.Eng., Consulting Mining Engineer and Principal of RPA, conducted a site visit on April 13 and 14, 2005. Wayne Valliant, P.Geo, RPA Associate Consulting Geologist, visited the Sabará site from June 6 to 10, 2005. During the site visit, Mr. Valliant inspected the mining operation in Zone B, trenches and diamond drill core from Zone A, and reviewed the available data. Mr. Valliant visited the site again on January 16 and 17, 2006, to review the mineral resource estimate, examine diamond drill core from the Queimada Zone, and view the mine development progress. This report has been prepared under the supervision of Mr. Clow. Mr. Valliant prepared sections 3 to 14 and section 16. Mr. Clow prepared the remaining sections.

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     During the site visit and preparation of this report, discussions were held periodically with:

Juvenil Felix	Chief Operating Officer & Director
Adriano Luiz Do Nascimento	Vice-President, Exploration & Engineering, MSOL
Jaime Duchini	Chief Geologist, MSOL
Juan Carlos Vidal	Mine Geologist, MSOL
Bernardo Horta de C. Viana	Geologist, Geoexplore Consulting Services
Ivan C. Machado	Principal, TechnoMine Services
Rogerio Moreno	Principal, Moreno & Associates
     The documentation reviewed, and other sources of information, are listed at the end of this report in Section 20 References.
RELIANCE ON OTHER EXPERTS
     This report has been prepared by RPA for Jaguar. The information, conclusions, opinions, and estimates contained herein are based upon:
o	Information available to RPA at the time of preparation of this report,

o	Assumptions, conditions, and qualifications as set forth in this report, and

o	Data, reports, and opinions supplied by Jaguar and other third party sources listed as references.
     RPA relied on Jaguar for information regarding the current status of legal title, property agreements, corporate structure, and environmental information and status. RPA has not researched property title or mineral rights for the Project and expresses no legal opinion as to the ownership status of the Property.

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LIST OF ABBREVIATIONS
     Units of measurement used in this report conform to the SI (metric) system. All currency in this report is US dollars (US$) unless otherwise noted.

     List of Abbreviations:

µ	micron
°C °F	degree Celsius degree Fahrenheit
µgA	microgram
A	ampere annum
m3/h	cubic metres per hour
Cfm	cubic metres per minute
Bbl	barrels
Btu	British thermal units
C$	Canadian dollars
cal	calorie
cm	centimeter
cm2	square centimeter
d	day
dia.	diameter
dmt	dry metric tonne
dwt ft	dead-weight ton foot
ft/s	foot per second
ft2	square foot
ft3	cubic foot
g	gram
G	giga (billion)
Gal	Imperial gallon
g/L	gram per litre
g/t	gram per tonne
gpm	Imperial gallons per minute
gr/ft3	grain per cubic foot
gr/m3	grain per cubic metre
hr	hour
ha	hectare
hp	horsepower
in	inch
in2	square inch
J	joule
k	kilo (thousand)
kcal	kilocalorie
kg	kilogram
km	kilometre
km/h	kilometre per hour

km2	square kilometre
kPa	kilopascal
kVA	kilovolt-amperes
kW	kilowatt
kWh	kilowatt-hour
L	liter
L/s	litres per second
m	metre
M	mega (million)
m2	square metre
m3	cubic metre
min	minute
MASL	metres above sea level
mm	millimetre
mph	miles per hour
MVA	megavolt-amperes
MW	megawatt
MWh	megawatt-hour
m3/h	cubic metres per hour
opt, oz/st	ounce per short ton
oz	Troy ounce (31.1035g)
oz/dmt	ounce per dry metric tonne
ppm	part per million
psia	pound per square inch absolute
psig RL s	pound per square inch gauge relative elevation second
st	short ton
stpa	short ton per year
stpd	short ton per day
t	metric tonne
tpa	metric tonne per year
tpd	metric tonne per day
US$	United States dollar
USg	United States gallon
USgpm	US gallon per minute
V	volt
W	watt
wmt	wet metric tonne
yd3	cubic yard
yr	year

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3 PROPERTY DESCRIPTION AND LOCATION
     The Sabará Project is located approximately 40 km east of Belo Horizonte, Minas Gerais, Brazil, at latitude 19º 55’ S, and longitude 43º 47’ W, as illustrated in Figure 3-1. The nearest community is Sabará, with a population of approximately 50,000, located on the western boundary of the Property. The Property comprises Zone B, which has been in operation since October 2003, as well as Zones A, C (Lamego), and Queimada.
LAND TENURE
     The Property consists of five concessions, for a total of approximately 2,231 hectares (Figure 3-2). Table 3-1 summarizes the Concession and Decree numbers of titles granted by the National Department of Mineral Production (DNPM). The Property has been legally surveyed as per Brazilian mining law.
TABLE 3-1 PROPERTY DESCRIPTION
Jaguar Mining Inc. — Sabará Project

DNPM Concession/Decree No.	Zone	Area

Concession No. 229 Decree No. 430001/35	B	654.37
Concession No. 236 Decree No. 430002/35	A	1000
Concession 830593/81	C	67.01
Concession 830593/82	C	494.05
Concession 830597/82	C	16.02

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     Mineral rights for Concession Nos. 229 and 236 were granted to MSOL by the DNPM. Mineral rights for upper oxide portion of Concessions 830593/81, 830593/82, and 830597/82 were optioned from AngloGold and are subject to an NSR calculated as follows:
TABLE 3-2 ANGLOGOLD NSR Jaguar Mining Inc. — Sabará Project

Gold Price
($US)		Royalty
From	To	(%)

Less than	290.00	1.5
290.01	320.00	2.0
320.01	350.00	2.5
350.01	390.00	2.7
390.01	430.00	3.0
430.01	470.00	3.5
470.01	510.00	4.0
Greater than	510.00	4.5
     In addition, a 0.5% NSR is payable to the owner of the surface rights.
     Obligations to retain the concessions include the submission of an annual operations report to DNPM, and maintenance of safety and environmental standards. The concessions expire upon mine closure and post mining activities.

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VENEZUELA
COLOMBIA
GUYANA
SURINAME
FRENCH GUIANA
Georgetown
Paramaribo
Cayenne
BRAZIL
PERU
BOLIVIA
PARAGUAY
CHILE
ARGENTINA
URUGUAY
Pacific Ocean
Atlantic Ocean
SABARÁ PROJECT
Minas Gerais State
Manaus
Brasilia
Cuiabá
Campo G rande
São Paulo
Rio de Janeiro
Vitória
Salvador
Aracaju
Maceió
Curitiba
Florianópolis
Porto Alegre
Asunción
Buenos Aires
Montevideo
Santiago
La Paz
Antofagasta
Sete Lagoas
Belo Horizonte
Santa Luzia
Caeté
Sabará
Raposos
Nova Lima
Contagem
Betim
Ibirité
Brumadinho
Itabirito
Moeda
Ouro Preto
Mariana
Divinópolis
Itauna
50 km
550,000
600,000
650,000
7,850,000
7,800,000
7,750,000
Legend:
National Capital
Department Capital
Secondary City
Department Border
Road
Railroad
International Border
0 200 400 600 800 1000
Kilometres

BRAZIL
South America

Figure3-1

Jaguar Mining Inc

Sabará Project

Minas Gerais State, Braz

Property Location Map

January2006

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ROSCOE POSTLE ASSOCIATES INC.	www. rpacan. com

610,000
615,000
620,000
625,000
630,000
635,000
7,810,000
7,805,000
7,800,000
7,795,000
7,790,000
7,785,000
Legend:
Concession
Cities:Type
Town
Capital
Roads:Type
PavedRoad
UnpavedRoad
Railway
BeloHorizonte
MG-424
BR-050/BR-135
MG-433
BR-381
BR-262
SABARÁ PROJECT
Sabará
229
236
830593/81
830593/82
830593/83
MG-437
Raposos
NovaLima
BR-040
MG-030
MG-356
N
0 1 2 3 4 5
Kilometres
Source:JaguarMining,2005.
January2006

Figure3-2

JaguarMiningInc.

SabaráProject

MinasGeraisState,Brazil

LocationMapand MiningConcessions

3-4

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4 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY
ACCESSIBILITY
     The Property is accessed from Belo Horizonte by 40 km of paved highway to the town of Sabará, then by eight kilometres of dirt roads.
CLIMATE
     The average annual temperature is 19.6ºC. July is the coolest month with an average monthly minimum temperature of 11.0 ºC and an average monthly maximum temperature of 23.0ºC. January is the hottest month with average monthly minimum and maximum temperatures of 17.0ºC and 28.2ºC, respectively.
     Total annual rainfall ranges from 1,300 mm to 2,300 mm and averages 1,556 mm, falling mostly from October to March.
LOCAL RESOURCES
     Skilled labor is widely available. A small river, for which a water-taking permit has been granted, traverses the Property and runs all year.
INFRASTRUCTURE
     Belo Horizonte is the largest city in the state with a population of four million. It is the major centre of the Brazilian mining industry. There are a number of government agencies and private businesses that provide services to the mining and exploration sector. Belo Horizonte is serviced by a large commercial airport with domestic and international flights.

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PHYSIOGRAPHY
     Elevation within the Property varies from approximately 750 m to 1,100 m above sea level. Locally, slopes are comparatively steep. Higher peaks in the district, such as Serra do Curral, rise to approximately 1,500 m above mean sea level.
     All of the exploration Property has been cleared in the past, although areas of it are covered with secondary vegetation. Parts of the Property are used for cattle grazing.

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5 HISTORY
     Gold discoveries in the Sabará area date from the 17th century and are linked to the Bandeira de Manuel da Borba Gato (explorers) around the Das Velhas River. A major gold rush extended into the middle of the 19th century.
     Exploration for gold started in the alluvial sites where simple extraction techniques were employed. From 1735 to 1751, the Intendencia de Sabará (equivalent to a town), collected approximately 7,300 kg of gold, however, as alluvial sources were depleted, production declined and exploration focused on lode deposits. By the end of the 18th century, the area began a long period of stagnation as mining output declined and the highly irregular topography, along with poor soils, made farming difficult. In addition, the new city of Belo Horizonte, as capital of Minas Gerais, eclipsed Sabará as the major commercial centre of the province.
     Following the new industrialization, which began in the mid-1800s, the area regained importance because of extensive iron and gold mines, some of which are still in operation. Important gold mines in the area include Mina Grande, owned by AngloGold Ashanti Ltd., which had been in continuous operation for 155 years until its closure in August 1995. The mine is reported to have produced 11 million ounces of gold, mining at the rate of 480 tpd, grading 9.0 g/t Au in sulphide mineralization. The Mina de Cuiaba, also owned by AngloGold, currently produces 2,300 tpd grading 8.0 g/t gold. AngloGold completed pre-production development on the Mina Lamego in 1995. Development consisted of ramping to a depth of 250 m, and test mining in several stopes.
     Numerous small surface and underground workings by garimpeiros occur on the Sabará Property along the chemical sedimentary rocks. No records of the gold production are available from these workings, which are believed to date from the 1 890s.
The first records of recent exploration on the Sabará Property date to the mid-1980s, when a portion of the Property was held by the Anglo American Corporation. Four

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diamond drill holes for a total of 464 m (the FC series holes) were reported in Zones A and C.
TABLE 5-1 DIAMOND DRILLHOLE HIGHLIGHTS — FC
SERIES HOLES ANGLO AMERICAN CORP.
Jaguar Mining Inc. — Sabará Project

	Total Depth	From	To	Length	Grade
Hole No.	(m)	(m)	(m)	(m)	(g/t Au)

FC-01	101.39		No Significant Values
FC-02	143.24		No Significant Values
FC-03	101.54	32.40	36.30	3.90	2.53
FC-04	118.22	24.75	29.70	4.95	1.53
Total	464.39
     In 1987, two of the present five concessions were held by Mineraçao Serra Negra Ltd. (Serra Negra), a wholly owned Brazilian subsidiary of Inco Limited (INCO). Serra Negra carried out a number of exploration programs, including geological mapping, regional soil geochemistry with detailed geochemistry over known gold mineralized areas, geophysical programs, extensive trenching and sampling, and 2,272 m of diamond drilling in 39 holes (the FS series holes). Table 5-2 summarizes highlights of INCO’s 1995 diamond drill campaign in Zones A, C, and Queimada.

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TABLE 5-2 DIAMOND DRILLHOLE HIGHLIGHTS — FS
SERIES HOLES INCO LTD.
Jaguar Mining Inc. — Sabará Project

	Total Depth	From	To	Length	Grade
Hole No.	(m)	(m)	(m)	(m)	(g/t Au)

FS-01	85.08		No significant values
FS-02	73.50		”
FS-03	39.70		”
FS-04	72.28	4.40	16.60	12.20	7.55
FS-05	52.50		No significant values
FS-06	67.98		”
FS-07	49.80		”
FS-08	40.18		”
FS-09	28.00		”
FS-10	26.02		”
FS-11	26.75	7.40	9.55	2.15	3.19
FS-12	38.35		No significant values
FS-13	49.85	10.55	15.05	4.50	1.79
FS-14	126.70	43.20	45.25	2.05	1.67
FS-14		52.65	60.50	7.85	3.76
FS-14		79.67	87.19	7.52	3.36
FS-15	37.75		No significant values
FS-16	58.27		”
FS-17	49.00		”
FS-18	75.60	0.00	3.40	3.40	2.02
FS-18		6.45	11.68	5.23	1.07
FS-19	60.95		No significant values
FS-20	34.71		”
FS-22	98.35		”
FS-23	63.40		”
FS-24	90.40		”

Total	1345.12
     In 1989, AngloGold drilled 2,618 m in 95 holes, the FAV series. FAV 1 — 85 were drilled to define the C Zone. Holes FAV 86-95 were drilled to define the Queimada Zone. Table 5-3 summarizes the highlights of the FAV series as reported by Machado (2005).

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TABLE 5-3 DIAMOND DRILLHOLE HIGHLIGHTS — FAV SERIES
HOLES ANGLOGOLD
Jaguar Mining Inc. — Sabará Project

	Depth	From	To	Length	Grade
Hole No.	(m)	(m)	(m)	(m)	(g/t Au)

FAV-02	34.90	19.10	20.50	1.40	3.99
FAV-03	30.90	8.65	29.80	21.15	2.53
FAV-06	33.80	26.05	32.80	6.75	1.14
FAV-07	39.60	32.70	37.70	5.00	2.64
FAV-11	24.40	17.90	23.60	5.70	1.50
FAV-15	25.70	19.00	23.90	4.90	1.57
FAV-17	19.55	10.45	19.05	8.60	2.16
FAV-20	43.65	24.70	29.80	5.10	3.91
		36.35	40.50	4.15	1.01
FAV-26	22.00	7.10	12.50	5.40	1.67
		16.40	20.55	4.15	2.82
FAV-28	24.10	6.70	22.50	15.80	1.90
FAV-29	29.00	19.10	28.05	8.95	2.23
FAV-30	16.70	8.30	16.70	8.40	1.24
FAV-31	13.00	0.00	12.10	12.10	1.66
FAV-33	31.00	23.60	30.65	7.05	3.08
FAV-35	14.55	5.80	14.55	8.75	1.16
FAV-40	38.25	26.00	35.30	9.30	2.16
FAV-41	16.60	5.90	10.25	4.35	8.32
FAV-43	21.30	0.00	6.00	6.00	11.00
		12.30	17.90	5.60	6.59
FAV-44	12.50	2.90	12.15	9.25	2.05
FAV-46	21.05	12.80	16.10	3.30	6.75
FAV-47	35.30	29.81	34.23	4.42	2.58
FAV-48	20.40	15.05	19.85	4.80	1.17
FAV-49	18.50	0.60	10.25	9.65	4.90
FAV-50	16.15	5.55	12.50	6.95	1.58
FAV-51	38.00	29.85	37.65	7.80	1.88
FAV-52	31.80	25.30	30.15	4.85	1.95
FAV-53	24.20	13.20	21.40	8.20	1.56
FAV-56	27.65	20.40	26.65	6.25	1.12
FAV-58	40.60	27.90	29.85	1.95	6.44
FAV-60	42.00	8.25	13.65	5.40	3.26
FAV-62	17.05	6.40	15.90	9.50	1.63
FAV-63	34.25	24.52	27.57	3.05	2.96
FAV-65	39.40	36.10	38.10	2.00	5.78
FAV-66	15.60	0.00	10.55	10.55	1.95
FAV-67	17.25	4.75	9.70	4.95	2.52
FAV-68	11.00	1.00	6.60	5.60	1.36
FAV-69	28.00	9.90	14.50	4.60	3.23
FAV-71	12.65	0.00	4.10	4.10	3.03
FAV-73	15.70	0.65	10.50	9.85	2.80
FAV-75	15.50	0.00	11.75	11.75	2.13
FAV-79	15.60	0.00	7.00	7.00	2.86
FAV-80	16.40	0.00	11.35	11.35	1.99

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Continuation of Table 5-3

	Depth	From	To	Length	Grade
Hole No.	(m)	(m)	(m)	(m)	(g/t Au)

FAV-81	57.45	17.55	26.75	9.20	2.17
FAV-82	48.40	23.40	30.15	6.75	1.63
FAV-84	39.50	10.95	14.35	3.40	3.83
FAV-85	35.70	20.35	23.35	3.00	3.46
FAV-86	30.05	19.00	21.50	2.50	8.23
FAV-87	27.05	24.00	24.90	0.90	30.00
FAV-88	32.65	27.25	31.70	4.45	21.41
FAV-89	46.40	43.00	43.45	0.45	10.37
FAV-90	35.45	21.95	29.75	7.80	7.88
FAV-93	65.00	54.75	56.85	2.10	3.34
FAV-94	54.00	47.45	49.20	1.75	3.48
     In 1993, CCO Mineraçao Ltda. (CCO) acquired the Property from Serra Negra and continued the exploration with 19 holes totaling 1,174 m to further define Zone B.
     In 1994, Paulo Abib Engenharia S.A. prepared a Prefeasibility Study on Sabará for Serra Negra for presentation to the Departamento Nacional da Produçao Mineral (DNPM). RPA did not review this study.
     In 1995, B&W Mineraçao Ltda. (B&W), a 50-50 joint venture between Brazilian Resources (Brazilian) and William Resources (William), continued exploration in Zone A with a 909 m drilling program in 10 holes (P Series). Drilling continued in 1996 with 39 holes totaling 1,636 m in Zone B. Also in 1996, B&W completed two programs of trenching, with 30 trenches for a total of 548 m on Zone A and 31 trenches for a total of 294 m on Zone B. The exploration program was supervised by Pearson, Hofman & Associates Ltd. (PHA). Highlights of the drilling program are summarized in Table 5-4. PHA estimated mineral resources using a block model. In Zone A, PHA estimated a “geological resource” of 4.3 Mt grading 1.63 g/t Au. The foregoing resources were not classified as per CIM guidelines and are reported for interest only. The resources are not considered reliable since the data has not been verified and the resources are not classified as per current definitions.

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TABLE 5-4 DIAMOND DRILLHOLE HIGHLIGHTS -
P SERIES HOLES (PHA)
Jaguar Mining Inc. — Sabará Project

	Total Depth	From	To	Length	Grade
Hole No.	(m)	(m)	(m)	(m)	(g/t Au)

P-01	99.77
P-02	137.20	66.57	75.00	8.43	1.15
P-03	51.00
P-04	92.05	61.50	68.00	6.50	10.92
P-05	40.50	0.00	3.76	3.76	1.72
P-05		29.00	36.00	7.00	2.57
P-06	43.00
P-07	47.64	40.78	42.45	1.67	2.20
P-08	36.45	15.40	20.45	5.05	3.22
P-09	21.50	12.60	15.16	2.56	2.67
P-17	99.00	64.55	81.46	16.91	2.58

Total	668.11
     In November 1996, Bharti Engineering Associates Inc. (Bharti), a company associated with William, completed a study for a potential mining operation in Zones A and B of Sabará. Bharti estimated a “mining reserve” of 0.52 Mt grading 2.66 g/t Au in Zone B and 1.67 Mt grading 1.86 in Zone A, and recommended development of an open pit mine and a CIL processing plant.
     In November 1996, Brazilian entered into a letter of intent to purchase William’s 50% interest in Sabará.
     A letter agreement was signed in December 1996 between B&W and Placer Dome-Brazil (Placer) to allow Placer to earn a 70% interest in Sabará. In July 1997, Placer commenced an exploration program including airborne geophysics, soil and rock geochemistry, surface and underground mapping, and estimated mineral resources. RPA was unable to locate results of this work.
     In February 1997, RPA prepared a Canadian National Policy 2-A report on Sabará to support Brazilian’s application for listing on the Toronto Stock Exchange.

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     On June 10, 1997, the sale of William’s 50% interest to Brazilian in Sabará was finalized.
     In November 1997, the agreement between Brazilian and Placer was terminated and Brazilian received $500,000 from Placer in consideration for the termination.
     Watts, Griffis and McQuat (2000) reported that a valuation report on Sabará prepared in November 1997 by ConDet of Rio de Janeiro indicated a value between $3.9 and $4.8 million.
     Brazilian and Empreendimentos Ltda. established MSOL in May 2001 and developed Zone B on the Sabará Property.
     In October 2003, Jaguar began mining operations in Zone B and hauled run of mine mineralization to the Caeté heap leach facility. Until September 2005, when mining operations were suspended, 623,000 t had been mined grading 2.34 g/t gold. The strip ratio was 5.44 to 1. Mineral reserves of approximately 20,000 t of oxide mineralization, grading 3.61 g/t gold, and 55,000 t of transitional mineralization (mixed oxide and sulphide), grading 5.07 g/t, remain in the Zone B Pit. Mining operations resumed in January 2006. The oxide mineralization will be processed at the Sabará heap leach facility. The sulphide mineralization will be hauled to AngloGold’s Queiróz CIL plant for processing.

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6 GEOLOGICAL SETTING
REGIONAL GEOLOGY
     The Quadrilatero Ferrifero (Iron Quadrangle) region is one of the major gold provinces in the world. The gold metallogeny in the region has a complex history. Initially, in the Archean, volcanic exhalative sedimentary processes in the greenstone belts produced banded iron formation and chert hosted sulphide-rich gold deposits. Shear zone related gold deposits were also generated at that time.
     The stratigraphy of the region can be generally described as follows. The Rio Das Velhas Supergroup unconformably overlies the tonalite, trondjemite gneiss basement. In turn, the Espinhaco Supergroup lies unconformably on the Rio das Velhas Supergroup. The Proterozoic Minas Supergroup overlies the Espinhaco Supergroup and consists of clastic and chemical sediments, including rich hematite mineralization and minor metavolcanics.
     The Rio Das Velhas Supergroup is further subdivided into the Nova Lima and Maquiné Groups. The Nova Lima Group, which hosts most of the gold deposits in the region, is a eugeosynclinal succession, greater than four kilometres thick, and consists of clastic sediments, pyroclastics, volcanic flows, chemical sediments, and banded iron formations. The Maquiné Group consists of a 1.8 km thick eugeosynclinal molasse sequence including protoquartzite, grit conglomerate, hyalite, greywacke, and minor basal conglomerate. There is no widely accepted stratigraphy for the Nova Lima Group due to intense deformation, hydrothermal alteration, and weathering.
     Gold mineralization in the Iron Quadrangle is most commonly associated with the banded iron formations and cherts of the Nova Lima Group, and are located along regional structural lineaments. The most important structures are NW and NE striking, thrust-related, oblique ramps or EW striking transcurrent faults, the latter being the most favoured location for gold deposition.

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     The regional geology is illustrated in Figure 6-1, and a stratigraphic column is provided in Figure 6-2.
LOCAL GEOLOGY
     The Sabará area is underlain by rocks of the Nova Lima Group consisting of quartzite, dolostone, conglomerate, phyllite, and banded iron formation. The units strike approximately 040º azimuth. Several other producing, or past producing, gold mines also lie in the Nova Lima Group in the area of the Sabará Property. The Cuiaba Mine lies approximately five kilometres to the northeast. The Raposos Mine and the Morro Velho Mina Grande lie to the southeast approximately seven and fifteen kilometers, respectively. An illustration of local geology is shown in Figure 6-3.

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N
7,850,000
550,000
600,000
650,000
7,800,000
7,750,000
SETE LAGOAS
Pedro Leopoldo
Lagoa Santa
Pitangui
Ribeirão
das Neves
Santa Luzia
BELO HORIZONTE
Pará de Minas
Sabará
Caeté
CONTAGEM
SABARÁ
PROJECT
Santa
Barbara
BETIM
Raposos
Nova Lima
Ibirité
Itauna
Rio Acima
Divinópolis
Brumadinho
Moeda
Legend:
Cenozoic Cover
Mafic/Ultramafic Rocks
São Francisco Super group
Espinhaço Supergroup
Minas Supergroup
Rio Das V elhas Super group
Granitoids
Basement Complexes
0 5 10 15 20 25
Kilometres
January2006
Figure6-1
Jaguar Mining Inc
Sabará Project
Minas Gerais State, Braz
Regional Geology

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Lithological Association
Orthoquartzite, protoquartzite, conglomerate, grit, phyllite, and phyllitic quartzite.
2,000 (?)
Angular unconformity
Chlorite schist, phyllite, conglomerate, and minor BIF.
3,000 (?)
Local unconformity
Phyllite and graphitic phyllite.
150
Orthoquartzite.
125
Phyllite, dolomitic phyllite, and siliceous dolomite.
410
Ferrginous quartzite, quartzite, phyllite, and ferruginous phyllite. Conglomerate and dolomite are less common.
600
Local unconformity
Dolomite and minor limestone, dolomitic BIF, BIF, and dolomitic phyllite.
600
Oxide-facies BIF , dolomitic BIF, minor phyllite and dolomite.
350 +
Phyllite, slightly graphitic phyllite, minor metachert and oxide-facies BIF.
250
Orthoquartzite, conglomerate, sericitic quartzite, phyllite, and protoquartzite.
1,150
Angular unconformity
Protoquartzite, conglomerate, minor phyllite and subgraywacke.
400 +
Phyllite, quartzite phyllite, protoquartzite and graywacke.
1,400
Local unconformity
Pelitic rocks, graywacke, acidic volcaniclastic rocks, tuffaceous rocks, epiclastic rocks, Minor conglomerate.
4,000 +
Mainly basic and intermediate volcanic rocks. Acidic volcanic rocks, pelite, graywacke, and BIF layers are common.
Mainly basic and ultrabasic volcanic rocks. Acidic volcanic rocks, pelite, graywacke, and BIF layers are less common.
Tectonized contacts (thrusts)
Migmatized tonalitic-trondhjemitic to granodioritic gneisses.
Granitic
Brasiliano orogeny
from 542 to 502 Ma (Cordani et al., 1
2,040 Ma
Transamazonian orogeny
?? 2,125 Ma
2,124 ±4 Ma (207Pb-206Pb Machado et al. (1992).
Intense isotopic remobilization event in the 2,125-2,040 Ma interval (Rb-Sr and U-Pb method Cordani et al. (1980), T eixeira et al. (1 987), B.de Oliveira and T eixeira (1990), and Machado and Noce (1993).
Cata Preta, Bico de Pedra, Morro do B
2,4204 ±19 Ma (Pb-Pb - whole ro Babinski et al. (1 99 1, 1995).
Antônio Pereira
Jacutinga-type gold mineralization/deposits (e.g. - Itabira, Gongo Soco, Pitangui, T aquaril, Del Rey
Passagem de Mariana, Morro Santana, V eloso.
Cata Branca
Paleoconglomerate-hosted gold deposits (e.g. - Gandare Ouro Fino, T erra Branca)
2,650 Ma (207Pb-206Pb). Machado et al. (1993)
Rio das Velhas orogeny
2,780-2,703 Ma interval (U-Pb method Machado and Carneiro (1992).
2,776 +23/-10 Ma (U-Pb - zirco Machado et al. (1993).
BIF-hosted gold deposits (e.g. - Morro V elho, Cuiabá, São Bento, Raposos, Lamego
Shear zone-related lode-gold deposits (e.g. Tourmalina, Juca Vieira, Paciência, Córrego do Sîtio, Engenho D'água, Descober
Intrusion-related (?) Lode gold depos (e.g., Descoberto Piedade, Catita, Cubas, Pacheca).

Figure 6-2

Jaguar Mining Inc

Sabará Project

Minas Gerais State, Brazil

Stratigraphic Column

Iron Quadrangle

January 2006

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43°50'W
N
Rio Das Velhas
BeloHorizonte
Carvalho de Brito
Sabará
CuiabáMine
RioS abará
ZoneB
QueimadaZone
Zone A
ZoneC
19°55'S
Rio Das Velhas
Raposos Mine
Raposos
0 1 2 3 4
Kilometres
NovaLima
Legend:
Quartzite
Dolostone
Conglomerate
Phyllite
Banded Ir on Formation
Mine
TownLimit
MorroV elho
MinaGrande
Figure6-3
Jaguar Mining Inc
Sabará Project
Minas Gerais State, Braz
Local Geology
January2006

6-5

PROPERTY GEOLOGY
     The Property is underlain by a portion of the Nova Lima Group, predominantly a sequence of phyllitic rocks that contain some chemical sediments along the southeastern margin of the Property. The mineralized zones are hosted within the chemical sediments. Close to the mineralization, the stratigraphy consists of a basal unit of chlorite-rich schist. A few metres below the mineralization, the schist becomes graphite-rich. The mineralization is related to a unit described as banded iron formation, but is not strongly magnetic. The hosts include metacherts, some carbonate-rich rocks, and some sulphide iron formation. The mineralization is overlain by a sequence of graphitic schists, chlorite schists, and carbonate-rich phyllitic rocks.
     The width of the banded iron formation varies from one to thirty metres and dips to the east at 40º to 50º. The mineralization is dominantly stratabound and is congruently folded and deformed with the host rocks. The deformation style is thrust fault-related folding with westerly movement on the thrusts, followed by late east-west trending brittle faults that aided in the orientation of quartz veining.
     The four mineralized zones are distributed around a structure that, on surface, has an oval shape approximately 3.5 km long in the NE direction by 500 m wide. This feature is illustrated in Figure 6-4. Cross sections through the mineralized zones are shown in Figure 6-5 and Figure 6-6.

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628,000
628,500
629,000
629,500
7,798,500
7,798,000
7,797,500
ZoneB
Queimada
Zone
ZoneA
ZoneC
A
A'
B
B'
Legend:
BIF / Metachert
Chlorite Sericite Schis
Metadiabase Dike
Metandesite
Graphitic Schist
AreaofMineralizedZones
N
0 100 200 300 400 500
Metres
Figure6-4
Jaguar Mining Inc
Sabará Project
Minas Gerais State, Braz
Property Geology - Pla
January2006
Source:JaguarMining,2005.

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1600.0
1700.0
1800.0
1900.0
2000.0
2100.0
2200.0
2300.0
1200.0 Elev
1100.0 Elev
1000.0 Elev
900.0 Elev
800.0 Elev
700.0 Elev
Surface
ZONEA
ZONEC
Legend:
MineralizedZone
OpenPitOutline
0 20 40 60 80 100
Metres
January 2006
Jaguar Mining Inc
Sabará Project
Minas Gerais State, Braz
Geology Cr oss Section A - A'
(Looking Northeast)
Figure 6-5

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0.0
100.0
200.0
300.0
1100.0 Elev
1050.0 Elev
1000.0 Elev
950.0 Elev
900.0 Elev
Surface
Legend:
MineralizedZone
OpenPitOutline
QUEIMADA
0 10 20 30 40 50
Metres
January2006

Figure6-6

JaguarMiningInc.

SabaráProject

MinasGeraisState,Brazil

GeologyCr ossSectionB-B'

(LookingNortheast)

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7 DEPOSIT TYPES
     Some fraction of the Sabará gold mineralization may be due to primary, exhalative deposition associated with the banded iron formation, however, the deposit can be broadly classified as epigenetic, related to a mesothermal system that localized auriferous silicification in local structural features within a wider shear zone.
     The style of mineralization is similar to other deposits in the Sabará area, i.e., Mina Grande, Mina Raposos, Mina Cuiaba. This style of folded banded iron formations is also comparable to Archean deposits in Canada, including Lupin, Musselwhite, and various deposits around Pickle Lake, Ontario.

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8 MINERALIZATION
     Gold mineralization in the Nova Lima Group of the Quadrilatero Ferrifero is normally classified as one of the three types:
1.	Oxide/Carbonate facies banded iron formation hosting massive or disseminated sulphides.

2.	Lapa Seca, a carbonate banded iron formation hosting massive or disseminated sulphides with visible gold.

3.	Silicified zones within shear zones hosting massive or disseminated sulphides with visible gold.
     The gold mineralization at Sabará includes Types 1 and 3. The iron formation, Type 1, occurs as oxide, carbonate, and sulphide facies. Economically, the oxide and sulphide facies are the most important. The mineralization comprises sulphides and quartz veins, Type 3, hosted in bands of lean iron formation and chert. Sulphides consist of pyrrhotite, pyrite, and arsenopyrite. The most abundant gangue mineral is quartz.
     Zone B consists of oxide mineralization hosted in an easterly dipping (30º-50º) sequence of strongly folded sericite-graphitic-chloritic schist, quartz bodies, chert units, and iron formation hosted in a phyllite. The quartz lodes are large rod-like structures. The oxide minerals are primarily hematite and manganese, and the principal gangue mineral is quartz. Zone B mineralization is approximately 600 m in strike length, five metres thick, strikes 045º, and dips approximately 35º SE.
     Zone C (Lamego) is also hosted by the same lithology as Zones A and B. Zone C is another example of Type 1 mineralization, as it is hosted by carbonate-sulphide facies iron formation. Sulphide mineralization includes pyrite, arsenopyrite, and pyrrhotite. Zone C mineralization has similar dimensions and attitude as Zone B.
     Zone A is the southern extension of the same rock units that host Zone B. The style of gold mineralization is similar, except the host rocks are primarily lean oxide facies iron formation as compared to the more cherty sediments hosting Zone B mineralization. In Zone A, the rocks have been strongly deformed by westerly thrusting, characterized by

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local folding and faulting. The best mineralization is associated with this folding in the area of a prominent fold nose. In the pressure shadow of the fold nose and along the hinge, there is an increase in the intensity of quartz lode-like veining and, at depth, an increase in sulphide minerals with the quartz lodes. Zone A mineralization has a total strike length of approximately 1,000 m, strikes 045º, and then wraps SE around the metandesite core. The mineralization is approximately five metres in true thickness and dips 35º SE.

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9 EXPLORATION
ZONE B
     Extensive exploration work in Zone B was completed by previous owners, as described in Section 5. In 2004, Jaguar remapped surface outcrops and trenches to more accurately define the lithology and limits of the mineralized zones.
ZONE A&C
     Previous exploration work in Zone A included 2,719 m diamond drilling and 88 trenches, performed by INCO, CCO, and PHA, as summarized in Section 5. In 2004, Jaguar carried out a surface geological mapping, trench resampling, and diamond drilling program, designed to upgrade the database in preparation for a resource estimate.
     Jaguar rehabilitated surface trenches for remapping and resampling. The results are described in Section 13 Data Verification.
     In addition, a 1,986 m diamond drilling program was undertaken, as described in Section 10.

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10 DRILLING
     In 2004, Jaguar upgraded the Zone A and C databases by tightening the previous diamond drilling pattern to 25 m by 25 m. Jaguar contracted Mata Nativa Sondagens Ltda. to drill 1,670 m of H size (63.63 mm) core drilling in 58 holes (FZA 01-58). In November-December 2005, Jaguar employed the same contractor to drill 316 m of H size core in 11 holes (FZA 59-69) to further define the Queimada Zone mineralization. As a result, the spacing of the diamond drilling in the oxide fraction of the Queimada Zone was upgraded to 20 m NE along strike by 65 m SE down dip.
     The core recovery in both drill campaigns was greater than 85% in the mineralized zones. RQD was not recorded. Collar locations were surveyed. Downhole deviations were measured using Tropari and DDI/Maxbore instruments.
     The core was transported to a core logging facility near Jaguar’s Caeté heap leach operation, east of Belo Horizonte. Diamond drill core was logged based on lithology, alteration, and mineralization.
     The dip of the mineralization is -35º and practically all the holes were drilled at -90º. Therefore, the true width of the mineralization is approximately 82% of the mineralization intersected in the core.
     Highlights of the Jaguar diamond drilling program are summarized in Table 10-1.

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TABLE 10-1 DIAMOND DRILL HIGHLIGHTS – JAGUAR 2004
Jaguar Mining Inc. — Sabará Project

	From	To	Core Lt.	Dip	True Width	Ave. Grade
Hole No.	(m)	(m)	(m)	degrees	(m)	(g/t Au)

FZA-01	5.65	13.50	7.85	-90	6.36	3.94
FZA-02	10.35	22.65	12.30	-90	9.96	2.46
FZA-03	29.00	34.60	5.60	-90	4.54	1.04
FZA-12	30.45	33.45	3.00	-90	2.43	3.84
FZA-17	19.50	26.00	6.50	-90	5.27	2.21
FZA-23	13.25	17.80	4.55	-90	3.69	1.42
FZA-27	18.25	23.55	5.30	-90	4.29	1.63
FZA-28	12.60	16.80	4.20	-90	3.40	2.78
FZA-36	0.00	3.00	3.00	-90	2.43	1.88
FZA-37	0.00	9.95	9.95	-90	8.06	1.24
FZA-38	21.30	28.95	7.65	-90	6.20	6.18
FZA-39	0.00	8.70	8.70	-90	7.05	1.56
FZA-41	13.50	19.30	5.80	-90	4.70	1.41
FZA-45	8.00	13.95	5.95	-90	4.82	2.49
FZA-46	6.90	14.00	7.10	-90	5.75	2.60
FZA-47	31.30	38.20	6.90	-90	5.59	2.18
FZA-50	0.00	7.80	7.80	-90	6.32	1.65
FZA-52	1.00	4.65	3.65	-90	2.96	1.31
FZA-52	11.60	14.30	2.70	-90	2.19	1.50
FZA-52	21.40	28.65	7.25	-90	5.87	1.09
FZA-53	21.25	23.90	2.65	-90	2.15	2.32
FZA-53	30.55	37.20	6.65	-90	5.39	2.28
FZA-54	12.10	15.80	3.70	-90	3.00	1.28
FZA-54	26.00	32.40	6.40	-90	5.18	1.55
FZA-55	80.60	84.55	3.95	-90	3.20	1.17
FZA-59	19.65	25.15	5.50	-90	4.46	1.92
FZA-60	34.65	40.35	5.70	-90	4.62	2.02
FZA-61	8.85	9.85	1.00	-90	0.81	3.20
FZA-62	17.70	33.40	15.70	-90	12.72	4.74
FZA-63	15.65	18.80	3.15	-90	2.55	7.37
FZA-64	17.60	25.05	7.45	-90	6.03	11.50
FZA-66	7.00	12.00	5.00	-90	4.05	4.57
FZA-67	7.90	16.05	8.15	-90	6.60	8.10
FZA-68	9.50	15.50	6.00	-90	4.86	5.55
FZA-69	15.10	19.90	4.80	-90	3.89	4.52

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11 SAMPLING METHOD AND APPROACH
DIAMOND DRILL CORE
     Diamond drill spacing in Zone A, including both Jaguar and historical drilling, ranges from 20 m to 30 m NS by 30 m to 50 m EW. In Zone B, the spacing is 25 m by 25 m. In Zone C, the spacing is approximately 20 m by 20 m. The drill hole spacing in the Queimada Zone is 20 m NE by 65 SE. In RPA’s opinion, the drill spacing is sufficient to suitably represent the mineralized zones.
ANGLOGOLD ASHANTI DRILLING
     Machado (2005) reports that the AngloGold drilling was carried out by Geologia e Sondagens Ltda, Mata Nativa Sondagens Ltda., and other Brazilian drilling companies, drilling H size core. Core recovery was greater than 85%. Downhole surveys were conducted using Tropari and DDI/Maxbore. The core was logged, noting lithology and mineralization contacts.
     Intervals selected for sampling were halved with a diamond saw or core splitter. Half was bagged and sent to the AngloGold’s assay laboratory at Nova Lima, Minas Gerais. The samples were dried, crushed, pulverized to 90% minus 200 mesh, and analyzed by fire assay. The AngloGold Laboratory is accredited by INMETRO.
     In the case of metallurgical testing, the stored half of the core was subdivided again. A quarter of the original sample was stored, while the other quarter was sent to the metallurgical laboratory.
JAGUAR DRILLING
     Core sampling intervals were determined by the Senior Geologist according to lithology, mineralization type, and visually anticipated grade. The average sample interval was 0.64 m. The nominal maximum sample interval was 1.0 m, however, a few samples in barren or poorly mineralized sections are greater than 1.0 m. Barren core on the margins of mineralized zones was also sampled. Although mineralized zones are

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occasionally greater than 10 m wide, the grade variance within the zone can be high. Therefore, the minimum sample interval was 5.0 cm to ensure sufficient detail was assembled for realistic grade correlation.
     Core selected for sampling was halved with a diamond saw and one half placed in a plastic sample bag. Sample tags were hand written in duplicate, with one tag inserted into the sample bag and the other tag remaining in the core box.
     The samples were transported to the analytical laboratory in Belo Horizonte, using a local courier.
TRENCH SAMPLES
     The methodology for collecting INCO, CCO, and PHA trench samples was not documented. RPA inspected several trenches and notes that they are approximately one metre wide and one to two metres deep. Samples were cut horizontally and deep enough to reach below the weathered surface.
     The methodology for Jaguar trench samples taken in 2004 comprise excavating trenches to one metre wide to a depth of one to two metres. Chip samples taken from the walls had a maximum length of one metre.
CHANNEL SAMPLING
     AngloGold’s initial evaluation of Zone C was based on channel samples collected at outcrops and walls of previous workings. Locations selected for sampling were scraped clean with a hoe to expose the mineralization. Lithology and structural geology were mapped. The sample length ranged from 0.5 m to 1.0 m, respecting lithological and mineralization contacts. Channel samples, weighing 1.0 kg to 2.0 kg, were cut 5.0 cm to 10.0 cm wide and 3.0 cm deep using a hammer and moil. Samples were collected on an aluminum tray or thick plastic canvas and transferred to plastic bags. Sample locations were surveyed and marked with aluminum tags or wooden stakes.

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12 SAMPLE PREPARATION, ANALYSES AND SECURITY
     Samples were prepared at the SGS do Brasil Ltda. (SGS) laboratory in Belo Horizonte, by drying, crushing to 90% minus 2 mm, quartering with a Jones splitter to produce a 250 g sample, and pulverizing to 95% minus 150 mesh. Analysis for gold was by standard fire assay procedures, using a 30 g or 50 g sample with an atomic absorption (AA) finish. Detection limits were 10 ppb for the 30 g samples and 5 ppb for the 50 g samples. Analytical results were forwarded to Jaguar by email, followed by a hard copy. SGS subsequently purchased the Lakefield Geosol laboratory (LKG), and Jaguar currently employs LKG for its assay requirements. The LKG laboratory uses identical sample preparation and analyses methodologies as the SGS facility. The LKG lab has been assessed by ABS Quality Evaluations, Houston, Texas, and found to be in compliance with ISO 9001.
     Jaguar employees were not engaged in the sample preparation or analyses.
     Internal Quality Assurance/Quality Control (QA/QC) procedures at the SGS and LKG laboratories included assaying a duplicate sample and re-analyzing one sample from each batch of 20 samples. In addition, the laboratories assayed blank samples and standard reference samples to check for contamination and accuracy.
     In RPA’s opinion, the sample preparation and analyses methodologies, and QA/QC programs, conform to industry standards and are adequate for resource estimation.

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13 DATA VERIFICATION
     RPA reviewed the Jaguar data verification program. There were limitations on RPA’s verification of the data in that it was not known what QA/QC programs had been conducted prior to Jaguar’s involvement in the Project. Diamond drill core from previous drill campaigns is not available.
     The Jaguar QA/QC program consisted of:
•	Submission of control blanks, standard reference samples, and duplicate samples to SGS

•	Re-submission of selected rejects and pulps to SGS for re-assay

•	Checking SGS results at an outside accredited assay lab
     Further discussion regarding the Jaguar QA/QC procedures and results follows below.
CONTROL BLANKS
     Forty-five of the Jaguar drill core samples submitted to the LKG laboratory were control blanks composed of crushed, barren quartzite. Control blanks are employed to check for contamination, drift, or tampering. The detection limit for fire assay analyses was 0.01 g/t gold. Industry practice recommends that the maximum limit of the control blanks should not exceed three times the detection limit, i.e., 0.03 g/t gold. The Jaguar control blank sample assay results included only one sample that exceeded the 0.03 g/t limit, which demonstrates acceptable management of contamination and drift (Figure 13-1).

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FIGURE 13-1 CONTROL BLANK SAMPLES
STANDARD REFERENCE SAMPLES
     Jaguar submitted five standard reference samples to test the accuracy of the SGS lab. Standard reference samples graded 2.643 g/t, 3.489 g/t, and 8.367 g/t Au, and were purchased from Rocklabs Ltd., Auckland, NZ. Figure 13-2 illustrates the comparison between the SGS lab assay results and the standard reference sample grades. Although five samples are not statistically representative, it is interesting to note that the SGS results are all less than the standard reference results, by an average of 7%. RPA recommends that Jaguar use more reference standard samples and monitor the results of the standard control sample program on an ongoing basis.

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FIGURE 13-2 STANDARD REFERENCE SAMPLES
DUPLICATE SAMPLES
     Jaguar submitted 71 samples of quartered core, originally assayed at LKG, to SGS as duplicates to test for grade variability. The average gold grades for the two sets of data are similar at 0.74 g/t gold and 0.72 g/t gold. The standard deviations are also close at 1.15 and 0.93. Figure 13-3 is a scatterplot of the two data sets. Figure 13-4 is a relative difference plot, where the difference between the data sets is compared to the mean of the data sets. Given that the samples are from split diamond drill core, the overall results indicate an acceptable variance between the two data sets.

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FIGURE 13-3 DUPLICATE SAMPLES – SCATTERPLOT
FIGURE 13-4 DUPLICATE SAMPLES — RELATIVE DIFFERENCE PLOT

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INTERLAB CHECK ASSAYS
     Jaguar further checked the reliability of the LKG laboratory by sending 65 diamond drill sample rejects and 37 diamond drill pulps, including blanks and standards, to the SGS laboratory. SGS has subsequently purchased the LKG lab, however, they were separate companies when the check sample program was undertaken.
     Figure 13-5 is a scatterplot comparing the assay results of diamond drill rejects from the two laboratories. Figure 13-6 is a relative difference plot comparing the mean and percentage difference of the two data sets. In most cases, the difference in sample pairs is less than 25% of the mean grade of the sample pairs. In RPA’s opinion, the results indicate good precision and low bias.
FIGURE 13-5 INTERLAB COMPARISON – DIAMOND DRILLHOLE REJECTS - SCATTERPLOT

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FIGURE 13-6 INTERLAB COMPARISON – DIAMOND DRILLHOLE REJECTS - RDP
     Figure 13-7 is a scatterplot comparing the assay results of diamond drill pulps from the two laboratories. Figure 13-8 is a relative difference plot comparing the mean and percentage difference of the two data sets. In most cases, the difference in sample pairs is less than 25% of the mean grade of the sample pairs, however, the LKG assays show a slight high bias in the 2.0 g/t to 4.0 g/t range. In RPA’s opinion, the results indicate good precision and low bias.

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FIGURE 13-7 INTERLAB COMPARISON – DIAMOND DRILLHOLE PULPS – SCATTERPLOT
FIGURE 13-8 INTERLAB COMPARISON – DIAMOND DRILLHOLE PULPS – RDP

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RPA SAMPLE CHECKS
     RPA collected four samples from the Property, including one grab sample from the mineralization in the Zone B Pit and three samples from trenches in Zone A. The trench samples were collected within the mineralized zone, but are not intended to be representative of the zone. The samples were assayed by fire assay at the SGS Mineral Services laboratory in Toronto. The results are presented in Table 13-1 and demonstrate the presence of economic grades of gold in the trenches.
TABLE 13-1 RPA CHECK SAMPLES
Jaguar Mining Inc. — Sabará Project

	Jaguar		RPA
Location	(g/t Au)	(m)	(g/t Au)

Zone B Grab	N/A	N/A	3.73
Zone A Trench M08	2.91	2.55	1.17
Zone A Trench M02	2.59	14.85	3.21
Zone A Trench M03	3.73	3.75	1.49

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14 ADJACENT PROPERTIES
     The Sabará Property is associated with banded iron formations and cherts of the Nova Lima Group.
     AngloGold’s Cuiaba Mine lies approximately four kilometres along strike, NE of the Sabará Property, in sulphides and quartz veins in banded iron formation within the Nova Lima Group (Lobato 1998).
     The Raposos Mine, a past producer of 650 tpd grading 6.07 g/t, also owned by a subsidiary of AngloGold, lies approximately six kilometres SW of the Sabará Property in banded iron formation within the Nova Lima Group (Lobato 1998).
     The foregoing information regarding adjacent properties has not been verified by RPA. Mineralization at the Cuiaba and Raposos Mines is not necessarily indicative of the mineralization on the Sabará Property.

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15 MINERAL PROCESSING AND METALLURGICAL TESTING
METALLURGICAL TESTWORK
     The process design for Zones A, C, and Queimada is based largely on testwork carried out by the Central Technological Foundation of Minas Gerais (CETEC) in December 2004. The tests were performed on samples from Zone A, comprised of a composite of 12 diamond drillhole intersections considered representative of the deposit. The sample was split into two fractions which were crushed to minus 19.05 mm (0.75 in.) and minus 12.7 mm (0.5 in.).
     A five-kilogram sample from the minus 19.05 fraction was separated out for granulometric analysis. The results are summarized in Table 15-1.
TABLE 15-1 GRANULOMETRIC ANALYSIS — ZONE A
Jaguar Mining Inc. — Sabará Project

Opening	Mesh	Weight	Weight	Above	Below	Au	Au	Dist. Au
(mm)	(# Tyler)	(g)	(%)	(%)	(%)	(g/t)	(mg)	(%)

19	3/4	67.09	1.33	1.33	98.67	6.00	0.40	4.71
12.27	1/2	982.43	19.50	20.83	79.17	1.30	1.28	14.94
9.5	3/8	479.95	9.53	30.36	69.64	1.56	0.75	8.76
4.75	4	783.76	15.56	45.92	54.08	1.58	1.24	14.49
3.35	6	229.96	4.57	50.49	49.51	1.51	0.35	4.06
2.36	8	214.05	4.25	54.74	45.26	1.61	0.34	4.03
1.7	10	201.77	4.01	58.74	41.26	2.40	0.48	5.67
1.18	14	150.07	2.98	61.72	38.28	1.90	0.29	3.34
1	16	65.98	1.31	63.03	36.97	2.00	0.13	1.54
0.85	20	59.22	1.18	64.21	35.79	1.93	0.11	1.34
0.6	28	90.20	1.79	66.00	34.00	2.40	0.22	2.53
0.425	35	81.52	1.62	67.62	32.38	2.50	0.20	2.38
0.3	48	60.24	1.20	68.81	31.19	2.60	0.16	1.83
0.212	65	63.84	1.27	70.08	29.92	2.80	0.18	2.09
0.15	100	53.22	1.06	71.13	28.87	2.80	0.15	1.74
0.106	150	64.64	1.28	72.42	27.58	2.40	0.16	1.82
0.0 74	200	133.71	2.65	75.07	24.93	1.62	0.22	2.53
<0.074	<200	1,255.68	24.93	100.00		1.51	1.90	22.18
		5,037.33	100.00				8.55	100.00

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     The minus 19.05 mm and minus 12.7 mm samples were further split in two. The four resultant samples were agglomerated with cement and sodium cyanide (NaCN). The samples were transferred to 19.8 cm diameter columns, to a height of approximately 0.8 m, and allowed to cure for 72 hours. After the curing period, NaCN solution (313 g/l) was sprinkled on the columns. Two percolation rates (8.6 and 9.4 l/m2/hr) were tested for each of the minus 19.05 mm and minus 12.7 mm samples. Leaching continued for 11 days; the samples were drained for 72 hrs, rinsed with water until the NaCN had been removed, and drained again for 24 hrs. The samples were removed from the columns and granulometric tests were conducted.
     In the CETEC testwork, gold extraction ranged from 70% to 79% after 11 days of leaching. CETEC also concluded that there was no recovery advantage by crushing to minus 12.7 mm as opposed to minus 19.05 mm.
     In June 1990, Mineraçao Morro Velho S.A. (Anglo Metallurgical Research Laboratory) conducted column tests on the Zone C oxides. Two samples of each of minus 19.05 mm and minus 12.7 mm mineralized material were placed in four columns 20.32 cm in diameter. Three of the columns were 1.5 m high, while the fourth was filled to 5.0 m. A NaCN solution was percolated through the columns at a rate of 10 l/m2/hr.
     Gold recovery in the Mineraçao Morro Velho S.A testwork ranged from 68.4% in one of the minus 12.7 samples to 77.6% in one of the minus 19.05 mm samples.
     No metallurgical testwork was done on the Queimada mineralization. Jaguar staff consider that the Queimada mineralization has the same physical properties and mineralogical composition as Zones A and C. In RPA’s opinion, the metallurgical recovery of the Queimada mineralization should be monitored during the early stages of the operation to ensure this assumption is valid.
     Approximately 53,000 t of transitional mineralization (mixed oxide and sulphide) remain in the Zone B Pit. Jaguar intends to mine and haul run of mine mineralization to AngloGold’s Queiróz CIL plant for processing. In January 2006, Jaguar submitted 360 kg

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of transitional mineralization from Zone B, grading approximately 4.0 g/t, to the Queiróz processing plant for bottle roll tests. The testwork achieved 94% recovery. Jaguar has elected to use a 92% recovery in its economic analysis.
MINERAL PROCESSING
     The mineral processing, with the exception of the Zone B transitional mineralization, will comprise on-off heap leaching, CIC (carbon in column adsorption) and DR (Desorption-Recovery) stages. Figure 15-1 illustrates the proposed process.
     A primary jaw crusher and secondary and tertiary cone crushers will reduce the run of mine mineralization to minus 19.05 mm.
     The screened material will be agglomerated with cement, in an agglomeration drum, at a rate of 6.0 kg/t of crushed material. NaCN will be added at a rate of 200 g/t for a three day pre-curing period prior to stacking.
     Agglomerated material will be stacked using a series of conveyors, and grasshopper and radial type stackers with a capacity of 150 tph.
     Heap leaching will include five on-off heaps with a capacity of 45,000 t each, stacked to a height of seven metres. The total cycle time will be 66 days, including a 43-day leach cycle. NaCN consumption will be 550 g/t of dry material and will be distributed using a sprinkler system with wobblers.
     The pregnant solution will be collected in a series of ponds and tanks and pumped to a series of five carbon columns for adsorption. Loaded carbon will be stripped with NaOH. Gold will be recovered in an electrowinning circuit. The loaded cathodes will be treated with an acid digestion, and the residue will be filtered to produce a filter cake that will be shipped to a nearby AngloGold facility for refining.

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     In Zones A, C, and Queimada, leaching and ADR recoveries of 77% and 96.4% are estimated for an overall metallurgical recovery of 74.2%.
     Zone B oxide mineralization will be processed at the same heap leach facility as Zone A, Zone C, and Queimada. Zone B sulphide and transitional oxide-sulphide mineralization will be processed at AngloGold’s Queiróz CIL plant. The metallurgical recoveries for oxide and transitional mineralization at Zone B are estimated at 70% and 92%, respectively, for an overall weighted average recovery of 87%.

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MINE
PRIMARY CRUSHING
SECONDARY AND TERTIARY CRUSHING AND SCREENING
AGGLOMERATION
HEAP LEACHING
HEAP FORMATION
PREGNANT SOLUTION
BARREN SOLUTION
ABSORPTION
CARBON CYCLE
ELUTION
EW
CATHODE DIGESTION
Gold Cake
HEATING TANK

Figure15-1

JaguarMiningInc.

Sabará Project

Minas Gerais State, Braz

ProcessFlowSheet

January2006

Source:JaguarMining,2005.

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16 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES
MINERAL RESOURCES
SUMMARY
     Mineral resources, estimated by Jaguar and reviewed by RPA, are summarized in Table 16-1:
TABLE 16-1 MINERAL RESOURCES
Jaguar Mining Inc. — Sabará Project
Measured Resources

Zone	Tonnes	Grade (g/t)	Cont. Ounces (oz)
Zone A	282,000	2.29	21,000
Zone B	71,000	5.23	12,000
Zone C	438,000	2.31	33,000
Queimada	133,000	6.68	28,000
Subtotal	924,000	3.15	94,000
Indicated Resources

Zone	Tonnes	Grade (g/t)	Cont. Ounces (oz)
Zone A	810,000	2.05	53,000
Zone C	461,000	2.07	31,000
Queimada	298,000	5.27	51,000
Subtotal	1,569,000	2.67	135,000
Measured + Indicated

Zone	Tonnes	Grade (g/t)	Cont. Ounces (oz)
Zone A	1,092,000	2.11	74,000
Zone B	71,000	5.23	12,000
Zone C	899,000	2.19	64,000
Queimada	431,000	5.71	79,000
Subtotal	2,493,000	2.85	229,000
Inferred Resources

Zone	Tonnes	Grade (g/t)	Cont. Ounces (oz)
Zone A	397,000	2.26	29,000
Zone C	42,000	2.06	3,000
Queimada	4,000	2.37	<1,000
Total	443,000	2.24	32,000
Notes:
1.	CIM definitions were followed for Mineral Resources.

2.	Mineral Resources are estimated at a cutoff grades of 0.80 g/t Au (2.50 g/t Au in Zone B)

3.	Mineral Resources are estimated using an average long-term gold price of US$375 per ounce.

4.	A minimum mining width of 2.0 metres was used.

5.	Measured and Indicated Mineral Resources are inclusive of Mineral Reserves.

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     Resources in Zones A, C, and Queimada were estimated by Rogerio Moreno, Moreno & Associates and reviewed by RPA. Resources in Zone B were estimated by Jaime Duchini, Chief Geologist, Jaguar, and reviewed by RPA.
DATABASE
     The resource estimate is based on the following data:
•	Jaguar diamond drill data in Zones A, C, and Queimada – 6,424 samples.

•	AngloGold surface diamond drill data in Zones A and C – 1,322.

•	AngloGold underground diamond drill data in Zones A and C – 4,291.

•	Trench and channel sample data – 1,391.

•	Channel samples in the Zone B Pit floor.
METHODOLOGY – ZONE A, ZONE C, AND QUEIMADA
     The mineralized zones were correlated on cross sections, using lithology as a guide, and incorporating a 0.8 g/t gold cutoff grade and a 2.0 m minimum width. The cutoff grade is based on an incremental operating cost per tonne of $6.50, a mine call factor of 97%, a metallurgical recovery of 74% and a gold price of $375 per ounce. In each mineralized zone, separate wireframe models were created for the oxidized and transition zones. The AngloGold underground drilling was in sulphide material, and was used for lithological correlation but not for grade estimation. In RPA’s opinion, the cutoff grade is appropriate for resource estimation.
     Values greater than 30 g/t gold were cut to 30 g/t gold based on statistical analyses by Moreno and Associates (Moreno, 2005).
     The resources were estimated using a block model methodology. Gold grades were composited over a 1.0 m length down the hole. The mineralized wireframes were sub-divided into blocks, 2.5 m NS by 2.5 m EW by 2.0 m in the vertical dimension. A variography could not be established, therefore, the blocks were assigned grades using inverse distance squared. Search ellipsoids were selected consistent with drill hole spacing, and grade trend directions were established by the Jaguar geology staff. A

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maximum of two and a minimum of twelve data points were required to assign a block grade.
     The block cutoff grade for resources was 0.80 g/t. Block volumes were converted to tonnes using a specific gravity of 2.0 based on Jaguar’s local experience. The block model was clipped at surface and at the bottom of the transitional zone, i.e., the mixed oxide and sulphide horizon. Consequently, the resources include the transitional zone mineralization.
     Resources were classified based on the following criteria:
•	Measured – blocks with the nearest data point within 25 m.

•	Indicated – blocks with the nearest data point between 25 m and 100 m.

•	Inferred – blocks with the nearest data point greater than 100 m.
     Resource tonnes and contained ounces of gold were rounded to the nearest thousand, whereas grades were rounded to two decimal places.
METHODOLOGY – ZONE B
     Jaguar has mined 623,000 t of mineralization grading 2.84 g/t from the Zone B Pit. Oxide and sulphide mineralization is exposed in the pit floor. Production was discontinued in September 2005 due to excessive sulphide mineralization. Jaguar has subsequently negotiated to process the sulphide ore at AngloGold’s Queiróz CIL plant. Oxide mineralization will be processed at the heap leach facility at the Sabará site.
     The database for Zone B resource estimation was approximately 1,200 channel and trench samples cut from the mineralization exposed in the pit floor. The sample intersections were five to ten metres apart. Individual samples were one metre. Assays greater than 30 g/t were cut to 30 g/t. The cutoff grade for correlating the sulphide mineralized zone was 2.50 g/t based on an incremental operating cost of approximately $24.00, a mine call factor of 97%, a metallurgical recovery of 92%, and a gold price of $375 per ounce. In RPA’s opinion, the cutoff grade is appropriate for resource

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estimation. Diamond drill intersections below the current pit floor elevation were used as a guide for correlation, but the grades were not incorporated in the grade estimate.
     The mineralized area, correlated on the pit floor, was extended downwards to the base of the designed pit, i.e., 16 m for sulphide mineralization and 26 m for oxide mineralization, to estimate the volume. Volume was converted to tonnes using a 2.30 specific gravity for sulphide mineralization and 1.90 for oxide mineralization.

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MINERAL RESERVES
SUMMARY
     Mineral reserves, estimated by Jaguar and reviewed by RPA, are summarized in Table 16-2:
TABLE 16-2 MINERAL RESERVES
Jaguar Mining Inc. — Sabará Project
Proven Reserves

	Tonnes	Grade	Cont. Gold
Zone	(Kt)	(g/t)	(oz)
A + C Pit	651	2.20	46,000
Queimada Pit	136	6.18	27,000
B Pit	75	4.68	11,000
Total Proven	862	3.04	84,000
Probable Reserves

	Tonnes	Grade	Cont. Gold
Zone	(Kt)	(g/t)	(oz)
A + C Pit	913	1.98	58,000
Queimada Pit	271	4.86	42,000
B Pit
Total Probable	1,184	2.63	100,000
Proven + Probable Reserves

	Tonnes	Grade	Cont. Gold
Zone	(Kt)	(g/t)	(oz)
A + C Pit	1,564	2.07	104,000
Queimada Pit	407	5.28	69,000
B Pit	75	4.68	11,000
Total	2,046	2.80	184,000

Notes:

1.	CIM definitions were followed for Mineral Reserves.

2.	Mineral Reserves are estimated at a cutoff grades of 0.80 g/t Au (2.50 g/t Au in Zone B Sulphides)

3.	Mineral Reserves are estimated using an average long-term gold price of US$375 per ounce.

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METHODOLOGY — ZONE A, ZONE C, AND QUEIMADA
     Mineral reserves in Zones A, C, and Queimada were estimated by Rogerio Moreno, Moreno & Associates, and reviewed by RPA.
     The resources estimated using the block model were economically optimized using the GEOPIT pit optimization feature from GEMCOM. Transitional mineralization resources were excluded from the optimization process. The following input parameters were used:

Specific Gravity – Mineralized Zone	2.0
Specific Gravity – Waste	1.8
Footwall Slope	40	º
Hangingwall Slope	55	º
Mining Cost – Mineralized Zone	$1.30	/t
Mining Cost – Waste	$0.90	/t
Processing + G&A	$5.86
Metallurgical Recovery	74.23%
     Based on the resultant optimized shell, a pit was designed using the following parameters:

Bench Height	6.0 m
Berm Width	2.5 m
Ramp Width	7.0 m
     Resources within the designed pit greater than or equal to 0.80 g/t were diluted by 10% to estimate mineral reserves. No extraction factor was applied as it was included in the optimization process.
METHODOLOGY – ZONE B
     Mineral reserves in Zone B were estimated by Jaguar geology and mine planning staff, and reviewed by RPA. Resources in Zone B were diluted by 12% at zero grade. An extraction factor of 95% was applied to estimate mineral reserves based on Jaguar’s experience in mining transitional mineralization in Zone B.

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17 OTHER RELEVANT DATA AND INFORMATION
     For the purposes of this report, RPA reviewed the November 11, 2005 Version 4 copy of the feasibility study prepared by Jaguar and TechnoMine and issued by TechnoMine. TechnoMine participated in the study using its own professional staff, both in Salt Lake and Belo Horizonte. Independent consultants were retained as required by Jaguar and TechnoMine. RPA also reviewed the backup information to the study and had full access to all reports and data.
     The key design aspects of the Study are as follows:

•	Mine life:	5.1 years

•	Start of construction:	August 2005

•	Start of production:	January 2006

•	Total millfeed:	2,046,000 tonnes at a grade of 2.72 g/t Au, after mine call factor of 97%

•	Plant Operations	360 days per year

•	Production:

	o	Zones A&C — up to 33,000 tonnes per month ore from a reserve of 1,564,000 tonnes at a grade of 2.07 g/t Au and a strip ratio of 4.11:1.

	o	Queimada — up to 16,700 tonnes per month ore from a reserve of 407,000 tonnes at a grade of 5.28 g/t Au and a strip ratio of 4.24:1.

	o	Zone B oxides — up to 3,500 tonnes per month ore from a reserve of 20,000 tonnes at a grade of 3.61 g/t Au.

	o	Zone B sulphides — up to 5,100 tonnes per month ore from a reserve of 55,000 tonnes at a grade of 5.07 g/t Au.

	o	Zone B stripping – 4.46:1 overall.

•	Heap leach processing of 1,333 tonnes per day. The processing rate will be 450,000 tonnes per year in Year 1 and 400,000 tonnes per year thereafter.

•	Gold recovery:

	o	Zones A&C and Queimada – 74%

	o	Zone B oxides – 70%

	o	Zone B sulphides – 92%, in custom mill

	o	Overall – 75%

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MINING OPERATIONS
     Mining operations will be carried out in three locations – Zones A&C Pit, Queimada Pit, and Zone B Pit. The reserves to be mined in the production schedule from each open pit are shown in Table 17-2. Zone B has been operated as an open pit mine by Jaguar since 2003. The ore is hauled by truck to the Caeté plant for processing. The Zone B operation was temporarily shut down in mid-2005 due to poor economics related to lower than expected recoveries, associated with the oxide/sulphide transition ore.
     Open pit mining will be carried out by contractor. Mining will be done five days per week, three shifts per day. Primary mine equipment is shown in the following table.
TABLE 17-1 MINING EQUIPMENT Jaguar Mining Inc. — Sabará Project

Equipment	Quantity
Backhoe 4 cu. m	1

Loader 3 cu. yd	3

25 t Trucks	24

Drill 75 mm	1

Dozer D6	3

Water Truck	1

Compressor	1

Pickups	3
     Ore will be hauled to the plant approximately one kilometre from Zone A&C and approximately two kilometres from Zone B. Waste will be hauled to local dumps, on average, approximately 500 m from the respective pits (Figure 17-1).
     Pit designs for Zone A&C and Queimada were carried out for Jaguar by Moreno and Associates of Belo Horizonte. Pit design parameters were:

•	Bench height	6.0 m

•	Berm width	2.5 m

•	Bench face angle	75 degrees

•	HW Inter ramp angle	55 degrees

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•	FW Inter ramp angle	40 degrees

•	Road width	7.0 m

•	Ramp slope	10%
     RPA notes that the proposed berm width of 2.5 m appears to be somewhat narrow and recommends that consideration be given to mining triple benches between berms to allow for a reasonable berm width of 7.5 m.
DILUTION AND EXTRACTION
     Mineral reserves were derived from the resources for Zone A&C and Queimada by adding dilution and preparing optimized pit designs. Zone B mineral reserves were determined by depletion of the original resource and reconciliation to production.
     The dilution factor for Zone A&C and Queimada is based on experience at Zone B. The extractions for Zone A&C and Queimada are based on the actual pit design. The dilution and extraction for Zone B are based on mining experience with the deposit.
TABLE 17-2 MINERAL RESERVE SUMMARY
Jaguar Mining Inc. — Sabará Project

	Resource		Reserve		Dilution	Extraction
	‘000		‘000
	tonnes	g/t Au	tonnes	g/t Au

Zone A&C	1,991	2.15	1,564	2.07	10%

Queimada	431	5.71	407	5.28	10%
Zone B Oxides	19	4.04	20	3.61	12%	95%

Zone B Sulphides	52	5.67	55	5.07	12%	95%

Total	2,493	2.85	2,046	2.80
     The waste stripping for the three zones is based on the design waste stripping and diluted ore tonnes. The overall stripping ratios are:

•	Zone A&C	6.42 million tonnes, SR = 4.1 to 1

•	Queimada	1.73 million tonnes, SR = 4.2 to 1

•	Zone B	0.34 million tonnes, SR = 4.5 to 1

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•	Overall	8.5 million tonnes, SR = 4.2 to 1
     In the cash flows, a Mine Call Factor of 97% has been applied based on local area experience, in particular that of AngloGold.
PROCESSING
     See Section 15.
TAILINGS
     The leaching system is based on an on-off cycle. Heaps will be cured and leached for a nominal 46 days followed by 20 days of washing, neutralization, and removal. Spent heaps will be moved to an area near the plant. The spent heaps will be compacted by the haulage trucks, and drainage ditches around the spent heap area will be constructed to divert rainwater. Jaguar already uses this system successfully at its nearby Caeté plant.
INFRASTRUCTURE
POWER AND WATER
     Electric power will be supplied from the grid by CEMIG, a state-owned utility company. Industrial and potable water will be supplied via a pipeline from a source four kilometres away.
ROADS
     The access to the Sabará Mine will be an extension of the existing access road to the Zone B operation, approximately two kilometres away.
BUILDINGS AND FACILITIES
     Project related ancillary buildings will be concentrated close to the plant. There will be specific buildings in this area for administration, laboratory, maintenance shop, cafeteria, warehouse, change room, and first aid. The explosives warehouse will be located in compliance with the regulations set forth by the Brazilian Army.

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628,000
629,000
630,000
7,799,000
7,798,000
7,797,000
7,796,000
Legend:
Metallurgical Plant /Buildings and Spent Piles Disposal Area
Waste Deposit
Property Limit
Topography
Drainage
QueimadaOpenPit
Zones A/COpenPit
ZoneBOpenPit
Crest
Toe
WasteDeposit
ZoneBOpenPit
N
CrossSection QuemadaZone
QueimadaOpenPit
CrossSection Zone A&C
Zones AandCOpenPit
Buildings
HeapLeach Areaand MetallurgicalPlant
SpentPiles Disposal Area
0 100 200 300 400 500
Metres
Figure17-1
JaguarMiningInc.
Sabará Project
Minas Gerais State, Braz
SiteMap
January2006
Source:JaguarMining,2005.

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0.0
100.0
200.0
300.0
1100.0 Elev
1050.0 Elev
1000.0 Elev
950.0 Elev
900.0 Elev
Surface
Legend:
MineralizedZone
OpenPitOutline
QUEIMADA
0 10 20 30 40 50
Metres
January2006

Figure17-4

JaguarMiningInc.

SabaráProject

MinasGeraisState,Brazil

SchematicCr ossSection

QueimadaZone

(LookingNortheast)

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MANPOWER
     Manpower for the Project operating period totals 95 (Table 17-3). It is based on productivity estimates for mining, and general convention for the other areas. The proposed work schedules are as follows:
•	Mine: three x eight hour shifts per day, six days per week, 300 days per year.

•	Crusher and Plant: three x eight hours, 300 days per year

•	Maintenance: schedule will follow mine and plant schedules, with some regular day shift personnel.

•	Administration: one shift x eight hours, five days per week
     Salaries have been established to be competitive in the region. Monthly base salaries range from US$250 for an entry level position to US$400 for a tradesman or experienced miner. A senior engineer salary is in the order of US$2,700 per month. Senior management salaries are approximately US$4,800 per month. Burden on top of the base salaries averages approximately 115%.
TABLE 17-3 MANPOWER
Jaguar Mining Inc. — Sabará Project

Department	Supervision	Technical	Operating	Total

Mine	1	8	30	39

Plant	2	3	28	33

Maintenance	2		13	15
Administration	3		4	7
Safety and		1		1
Health

Total	8	12	75	95
     Contractor open pit mining manpower is included in this table.

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ENVIRONMENT
PERMITTING
     Implementation of a mining project in Brazil entails application for a Licença Prévia (LP) and is subject to scrutiny by various agencies, including:
•	State Environmental Policy Council (COPM)

•	State Environmental Foundation (FEAM)

•	State Forest Institute (IEF)

•	State Water Management Institute (IGAM)
     The application for a LP must be supported by the following studies/reports that describe the impact on the physical, biological, and anthropological ecosystems, as well as plans for mitigation and closure.
•	Environmental Impact Study/Report (EIA) (EIS) (RIMA)

•	Environmental Control Plan (PCA)

•	Degraded Areas Recovery Plan (PRAD)

•	Environmental Control Report (RCA)
     The RCA is required only for special cases where the area has already been impacted by a previous operation.
     Upon approval of the foregoing studies, the applicant is granted an Implementation Licence (LI) that allows the completion of work, such as the preparation of the heap leaching area, erection of the mineral processing plant, construction of the tailings dam, opening of accesses, development of the underground mine, installation of the infrastructure, and preparation of the waste dump.
     After obtaining the LI and mining concession and implementation of the mining project, the company can apply for the Operation Licence (LO) that permits the startup of operations. Approval of the LO is contingent on construction having met all the environmental requirements for the mining and mineral processing facilities.

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     The environmental permitting process for the Sabará plant was facilitated by the fact that MSOL had previously been awarded permits to operate a processing facility in the area. Previously submitted environmental reports were considered admissible, including the Plant LP and associated Environmental Impact Study (EIA-RIMA). Additional reports included an Environmental Control Report (RCA), a Degraded Areas Recovery Plan (PRAD), and an Environmental Control Plan (PCA), all authored by the Consultoria e Empreendimentos de Recursos Naturais Ltda., except for the Mine RCA that was prepared by Sênior Engenharia.
     Jaguar’s RCA/PCA includes an assessment of possible environmental impacts caused by the construction and operations phases of the heap leaching facility. Mitigation measures were outlined for issues such as noise and dust control, discharge water quality, slope stability, and reagent storage. The report also includes a closure plan with a strategy to address removal and stockpiling the fertile soil layer, neutralization of spent heap leach material, rehabilitation of the mined areas, topographic restoration, revegetation of impacted areas, and drainage rehabilitation.
     The LI for plant construction was awarded in September 2005.
     The application for an LP for the mining operation required only an RCA. The open pit is designated as a lower environmental hazard and does not require a full Environmental Study. The LP for Zone A, Queimada, and part of Zone C was awarded in November 2005.
     A portion of Zone C has not yet received an LI. The oxide mineralization within the area in question was optioned from AngloGold, which had permitted only the deeper sulphide mineralization. Jaguar is proceeding with environmental permitting and licences and expects to complete the permitting by the end of 2006. The LI will require an Environmental Control Plan, which is currently being prepared.
     In addition to State approvals, exploration and mining applications must also be made to the DNPM, an agency of the federal government responsible for control and

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application of the Brazilian Mining Code, and awarding of exploration licences and mining concessions. The applications must include the exploration/exploitation plans prepared by an authorized professional such as a geologist or mining engineer. The granting of a mining concession remains valid until full depletion of the mineral deposit, subject to submitting Annual Operations Reports, and compliance with safety and environmental regulations. Jaguar currently holds mining rights to five concessions for a total of 2,231 ha, issued by DNPM, as described in Section 4.
LIFE OF MINE PLAN
     The Life of Mine Plan production schedule is summarized in Table 17-4. Pre-production stripping started in the fourth quarter of 2005 and the first ore mining occurred in January 2006.
     The Life of Mine Plan is based on mining 400,000 tonnes of ore per year, for a mine life of 5.1 years.

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TABLE 17-4 Life of Mine Production Schedule JAGUAR MINING INC. — SABARA PROJECT

			2005	2006	2007	2008	2009	2010	2011	Total
Mining	Zones A + C	000 tonnes		139	199	385	400	400	41	1,564
		g/t Au		2.47	2.09	1.86	2.12	2.03	2.45	2.07
	Waste	000 tonnes		937	1,094	1,800	1,116	1,429	49	6,425
	Strip Ratio			6.7	5.5	4.7	2.8	3.6	1.2	4.11
	Total Moved	000 tonnes		1,076	1,293	2,185	1,516	1,829	90	7,989

Queimada		000 tonnes		191	201	15				407
		g/t Au		3.85	6.26	10.06				5.28
	Waste	000 tonnes		658	1,008	60				1,725
	Strip Ratio			3.4	5.0	3.9				4.24
	Total Moved	000 tonnes		848	1,208	75				2,132

Zone B Oxide		000 tonnes		20						20
		g/t Au		3.61						3.61

Zone B Sulphide		000 tonnes		55						55
		g/t Au		5.07						5.07

Zone B Total		000 tonnes		75						75
		g/t Au		4.68						4.68
	Waste	000 tonnes		335						335
	Strip Ratio			4.5						4.46
	Total Moved	000 tonnes		411						411

Total		000 tonnes		405	400	400	400	400	41	2,046
		g/t Au		3.53	4.18	2.17	2.12	2.03	2.45	2.80
	Waste	000 tonnes		1,930	2,101	1,860	1,116	1,429	49	8,486
	Strip Ratio			4.8	5.3	4.7	2.8	3.6	1.2	4.15
	Total Moved	000 tonnes		2,335	2,501	2,260	1,516	1,829	90	10,532

Processing	Plant feed	000 tonnes		405	400	400	400	400	41	2,046
	Mine Call Factor			97%	97%	97%	97%	97%	97%	97%
Grade		g/t Au		3.42	4.06	2.10	2.06	1.97	2.38	2.72
	Recovery Zone A + C			74%	74%	74%	74%	74%	74%	74%
	Recovery Quiemada			74%	74%	74%	74%	74%	74%	74%
	Recovery Zone B Oxide			70%	70%	70%	70%	70%	70%	70%
	Recovery Zone B Sulphide			92%	92%	92%	92%	92%	92%	92%
	Overall Recovery			77%	74%	74%	74%	74%	74%	75%

	Production	000 oz		34.5	38.7	20.1	19.7	18.8	2.3	134.1

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CAPITAL COSTS
     Total pre-production capital costs have been estimated by MSOL and TechnoMine and are summarized in the following table. The costs include a contingency of 1.2%.
TABLE 17-5 CAPITAL COSTS Jaguar Mining Inc. — Sabará Project

US$ ‘000’s

Open Pit Mining	219
Mine Equipment	Contractor
Plant Equipment	884
Plant Construction	3,194
Infrastructure Construction	749
Land Acquisition	54
EPCM	393
Commissioning	52
Contingency	66

Total	$5,611
     Most of the capital expenditures for the Project were completed in 2005 in advance of startup in the first quarter of 2006. Approximately $1.1 million remained to be spent in the first quarter of 2006. Mining and plant startup commenced in January 2006.
OPEN PIT MINING
     All mining will be carried out by contractor with prices based on experience from contract mining at Zone B. The costs included are for prestripping, engineering, and supervision.
PLANT EQUIPMENT
     Processing plant equipment is based mainly on used equipment and includes crushing, screening, conveying, and the ADR plant.

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PLANT CONSTRUCTION
     Costs for the plant were estimated from supplier quotes and comparable costs from other projects. The costs include the following:

•	Piping	$127,000
•	Earthworks	$1,659,000
•	Drainage	$468,000
•	Structural steel	$593,000
•	Ponds and liners	$59,000
•	Equipment installation	$288,000
INFRASTRUCTURE
     Infrastructure includes electrical lines and distribution, auxiliary buildings, and fresh water supply.
LAND ACQUISITION
     Land acquisition includes the current cost of the purchase of land requirements. Other purchases during the operating period are included in sustaining capital.
EPCM
     EPCM includes all project management. This is being done by MSOL, with assistance from independent specialists as required. EPCM totals approximately 7.5% of Project capital costs.
COMMISSIONING
     A commissioning allowance of $52,000 is included.
ENVIRONMENT
     Environmental costs during pre-production include permitting and ongoing monitoring. At the end of the mine life, there is an allowance in the cash flow of US$190,000 for closure costs.
SUSTAINING CAPITAL
     Sustaining capital requirements are included at $40,000 per year. An allowance of $31,000 for land acquisition in 2007 is included. A working capital allowance of $354,000 in 2006 is included.

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OPERATING COSTS
     Operating costs have been estimated from first principles and are shown in the following table.
TABLE 17-6 OPERATING COSTS Jaguar Mining Inc. — Sabará Project

US$/ tonne milled

Zone B Sulphides (mining, transport, and processing)	30.50

Oxide Mining	5.18
Oxide Processing	4.13

G&A	0.92
Environment	0.15

Total typical year – oxides only	$10.38
ZONE B SULPHIDES
     Sulphide ore from Zone B will be mined by contractor, hauled 33 km to the Queiróz plant, and processed there under a custom milling agreement with the owner, AngloGold. All costs are based on contractor prices – $0.70 per tonne moved for mining, $0.41 per tonne kilometre for hauling, and $23.00 per tonne milled for processing.
ZONES A, B, C, AND QUEIMADA OXIDES

MINING
     All mining is by contractor on the basis of an average cost of $1.01 per tonne moved, or $5.18 per tonne of ore.
PROCESSING
     Processing costs are included at the rate of $4.13 per tonne, based on Jaguar’s current experience at the Caeté plant. The flowsheet for Caeté plant is essentially identical to Sabará. The costs have been estimated using specific labour requirements and direct experience for reagents, power, and spares.

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GENERAL AND ADMINISTRATIVE
     Administrative expenses are estimated to be $0.37 million per year and are based on Jaguar’s current experience at the Zone B operation. Costs include labour and benefit costs for nine people, insurance, security, communications, and general expenses.
ENVIRONMENT
     Environment costs during operation are estimated to be $60,000 per year and include ongoing monitoring, revegetation, and licence payments.
MARKETS
     Jaguar will be able to sell the gold produced at international market prices, subject to a 1% Brazilian federal royalty on gross sales.
ECONOMIC ANALYSIS
     The Base Case estimated cash flow for the life of mine is shown in Table 17-6. The projection is based on the following parameters.
PHYSICALS

•		Mine life:	5.1 years, 400,000 tonnes per year

•		Start of production:	January 2006

	•	Total millfeed:	2,046,000 tonnes at a grade of 2.8 g/t Au.

Mine call factor 97%.

	•	Strip Ratio:	4.2 to 1

	•	Operations 360 days per year

	•	Mine production:

•	Zones A&C — up to 33,000 tonnes per month ore from a reserve of 1,564,000 tonnes at a grade of 2.07 g/t Au and a strip ratio of 4.11:1.

•	Queimada — up to 16,700 tonnes per month ore from a reserve of 407,000 tonnes at a grade of 5.28 g/t Au and a strip ratio of 4.24:1.

•	Zone B oxides — up to 3,500 tonnes per month ore from a reserve of 20,000 tonnes at a grade of 3.61 g/t Au.

•	Zone B sulphides — up to 5,100 tonnes per month ore from a reserve of 55,000 tonnes at a grade of 5.07 g/t Au.

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~ Zone B stripping – 4.46:1 overall.
•	Processing – Zones A&C, Queimada, and Zone B Oxide at Sabará heap leach and ADR plant. Zone B Sulphide at Queiróz CIL plant

•	Gold recovery:

Zones A&C – 74%
Queimada – 74%
Zone B Oxide – 70%
Zone B Sulphide – 92%
•	Total gold produced: 134,100 ounces, annual range 18,800 ounces to 38,700 ounces.
COSTS
•	Operating cost: $10.98 per tonne processed, ranging from $10.39 per tonne to $13.25 per tonne. Open pit mining is by contractor.

•	Capital cost: Pre-production capital is estimated to be $5.6 million

•	Sustaining capital: Ranges from $40,000 to $380,000 million

•	Closure costs: $190,000.

•	Exchange rate: US$1.00 = 2.60 Reals
REVENUE

•	Gold price:	$375 per ounce
•	Transport and insurance:	$3.00 per ounce
•	Refining:	1% of gross sales
•	CFEM (federal) royalty:	1% of gross sales
•	Royalty to previous owners:	3.25% NSR
     The pre-tax cash flow at $375 per ounce gold is $19.5 million. At a discount rate of 8.0%, the pre-tax NPV is $14.3 million. The GI Total Cash Cost is $182 per ounce. The GI Total Production Cost is $230 per ounce.
     Jaguar’s after-tax NPV estimate at 8.0% discount rate is $7.8 million, with a Project IRR of 82%. RPA did not review Jaguar’s tax model.

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TABLE 17-7 PRE-TAX CASH FLOW
JAGUAR MINING INC. — SABARA PROJECT

				2005	2006	2007	2008	2009	2010	2011	Total
Mining	Zones A + C		000 tonnes		139	199	385	400	400	41	1,564
			g/t Au		2.47	2.09	1.86	2.12	2.03	2.45	2.07
		Waste	000 tonnes		937	1,094	1,800	1,116	1,429	49	6,425
		Strip Ratio			6.7	5.5	4.7	2.8	3.6	1.2	4.11
		Total Moved	000 tonnes		1,076	1,293	2,185	1,516	1,829	90	7,989

Queimada			000 tonnes		191	201	15				407
			g/t Au		3.85	6.26	10.06				5.28
		Waste	000 tonnes		658	1,008	60				1,725
		Strip Ratio			3.4	5.0	3.9				4.24
		Total Moved	000 tonnes		848	1,208	75				2,132

Zone B Oxide			000 tonnes		20						20
			g/t Au		3.61						3.61
Zone B Sulphide			000 tonnes		55						55
			g/t Au		5.07						5.07
Zone B Total			000 tonnes		75						75
			g/t Au		4.68						4.68
		Waste	000 tonnes		335						335
		Strip Ratio			4.5						4.46
		Total Moved	000 tonnes		411						411

Total			O000 tonnes		405	400	400	400	400	41	2,046
			g/t Au		3.53	4.18	2.17	2.12	2.03	2.45	2.80
		Waste	000 tonnes		1,930	2,101	1,860	1,116	1,429	49	8,486
		Strip Ratio			4.8	5.3	4.7	2.8	3.6	1.2	4.15
		Total Moved	000 tonnes		2,335	2,501	2,260	1,516	1,829	90	10,532

Processing	Plant feed		000 tonnes		405	400	400	400	400	41	2,046
	Mine Call Factor				97%	97%	97%	97%	97%	97%	97%
Grade			g/t Au		3.42	4.06	2.10	2.06	1.97	2.38	2.72
		Recovery Zone A + C			74%	74%	74%	74%	74%	74%	74%
		Recovery Quiemada			74%	74%	74%	74%	74%	74%	74%
		Recovery Zone B Oxide			70%	70%	70%	70%	70%	70%	70%
		Recovery Zone B Sulphide			92%	92%	92%	92%	92%	92%	92%
	Overall Recovery				77%	74%	74%	74%	74%	74%	75%

	Production		000 oz		34.5	38.7	20.1	19.7	18.8	2.3	134.1

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TABLE 17-7 PRE-TAX CASH FLOW
JAGUAR MINING INC. — SABARA PROJECT

				2005	2006	2007	2008	2009	2010	2011	Total
Revenue	Gold Price	US$/oz		375	375	375	375	375	375	375	375
	Gross Revenue	US$ ’000			12,956	14,521	7,531	7,371	7,053	863	50,295
0.75% Transport		US$ ’000			97	109	56	55	53	6	377
1.0% Refining		US$ ’000			130	145	75	74	71	9	503
1.0% CFEM Tax		US$ ’000			130	145	75	74	71	9	503
	Sub-total	US$ ’000			12,600	14,122	7,324	7,169	6,859	839	48,912
0.5%	Landowner Royalty				65	73	38	37	35	4	251
2.75% Anglo Royalty		US$ ’000					17	111	155	23	307
	Revenue	US$ ’000			12,489	13,967	7,306	7,057	6,704	816	48,339

	NSR	US$/ t ore			30.82	34.92	18.27	17.64	16.76	20.12	23.63

Capital Costs	Open Pit Mining	US$ ’000		219	0						219
	Mine Equipment	US$ ’000		0	0						0
	Plant Equipment	US$ ’000		783	101						884
	Plant Construction	US$ ’000		2,552	642						3,194
	Infrastructure Construction	US$ ’000		453	296						749
	Land Acquisition	US$ ’000		54	0	31					85
	EPCM	US$ ’000		393	0						393
	Contingency	US$ ’000		0	66						66
	Commissioning	US$ ’000		52	0						52
	Environment	US$ ’000								190	190
	Sustaining Capital	US$ ’000			384	40	40	40	40	10	554
	Salvage	US$ ’000									0
	Total	US$ ’000		4,508	1,488	71	40	40	40	200	6,387
Operating Costs				4,508	1,488	71	40	40	40	200	6,387

Zone B Sulphide Mining, Transport, Processing		US$ ’000			1,677						1,677
All Oxides Open Pit Mining		US$ ’000			1,813	2,070	2,070	2,070	2,070	210	10,305
	Processing	US$ ’000			1,446	1,652	1,652	1,652	1,652	167	8,220
	G&A	US$ ’000			372	372	372	372	372	93	1,953
	Environment	US$ ’000			61	60	60	60	60	6	307
	Total	US$ ’000			5,368	4,154	4,154	4,154	4,154	476	22,461
				0	3,631	4,094	4,094	4,094	4,094	470	20,478
Zone B Sulphide Open Pit Mining		US$/t moved			0.71						0.71
	Open Pit Mining	US$/t milled			3.90						3.90
	Transport	US$/t milled			3.60						3.60
	Processing	US$/t milled			23.00						23.00
		Subtotal US$/t milled			30.50						30.50
All Oxides Open Pit Mining		US$/t moved			0.89	0.83	0.92	1.37	1.13	2.34	1.01
	Open Pit Mining	US$/t milled			5.18	5.18	5.18	5.18	5.18	5.18	5.18
	Processing	US$/t milled			4.13	4.13	4.13	4.13	4.13	4.13	4.13

All Ore G&A		US$/t milled			0.92	0.93	0.93	0.93	0.93	2.29	0.95

	Environment	US$/t milled			0.15	0.15	0.15	0.15	0.15	0.15	0.15

	Total	US$/t milled			13.25	10.39	10.39	10.39	10.39	11.75	10.98

Pre-Tax Cash Flow		US$ ’000		(4,508)	5,632	9,742	3,112	2,863	2,510	139	19,491
		Cumulative US$ ’000		(4,508)	1,124	10,866	13,979	16,842	19,352	19,491
		Pre-tax NPV US$ ’000
			5.0%	16,007
			8.0%	14,288
			10.0%	13,268

Unit Cost of Production	Operating[1]	US$/oz			168	119	220	229	241	229	182
	Capital	US$/oz									48
	Total[2]	US$/oz									230

Notes:	1. Equivalent to Gold Institute Total Cash Cost.

2. Equivalent to Gold Institute Total Production Cost.

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ROSCOE POSTLE ASSOCIATES INC.	www. rpacan. com
SENSITIVITY ANALYSIS
     Figure 17-5 shows the Project sensitivity to various factors, including:
•	Head Grade

•	Recovery

•	Gold Price

•	Operating Cost

•	Capital Cost

•	Exchange Rate
FIGURE 17-5 SENSITIVITY ANALYSIS
     The Project is most sensitive to head grade and recovery. At a current gold price of $550 per ounce, the pre-tax NPV at 8.0% discount rate is $32 million. The break even gold price resulting in zero pre- tax NPV at 8.0% is approximately $235 per ounce.
     The exchange rate used for the Project is US$1.00 = 2.60 reals, vs. the current rate of 2.16 reals. The rate has been used based on economic forecasts by Brazilian banks. At a rate of 2.16 on all costs, the base case pre-tax NPV at 8.0% is approximately $10 million.

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18 INTERPRETATION AND CONCLUSIONS
     The feasibility work completed by Jaguar to date has demonstrated that the Sabará Project is robust at current gold prices and shows an acceptable operating margin at the Base Case gold price of $375 per ounce. Project construction is essentially complete, and production commenced in January 2006. The Project is located in an area of current mining by Jaguar and could be considered as an extension of the existing Zone B operation. In this context, some infrastructure and operating practices already exist, thereby minimizing some of the startup risks of a greenfields project.
     RPA offers the following comments as observations on the Project development plan:
•	Mineral Resources and Mineral Reserves have been estimated according to the requirements of CIM Definitions and, in RPA’s opinion, are compliant with NI43-101 and appropriate for use in the Life of Mine Plan.

•	Metallurgical recoveries have been based on testwork, with the exception of the Queimada Zone, for which recoveries were assumed based on similarity of the deposit to Zones A&C. In RPA’s opinion, this is a reasonable assumption based on the proximity of the deposits and nature of the mineralization, however, as Queimada represents 37% of the forecast production, there is some higher risk associated with this zone.

•	Prior production experience from Zone B showed heap leach recoveries to be lower than expected due to difficulty in establishing the oxide/sulphide transition. Some risk remains in this area, however, Jaguar has mitigated this by processing the Zone B sulphide ore at the Queiróz plant.

•	Operating and capital costs have been estimated from first principles, using Jaguar’s extensive experience in the area, particularly with contractors. The Project capital cost risk is minimal in that the plant and pads are essentially complete. All mining is to be done by contractors.

•	Permits are in place for the Project, with the exception of Zone C, for which permitting is being completed. This is in progress, and RPA does not consider the permitting to be a significant risk.

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ROSCOE POSTLE ASSOCIATES INC.	www. rpacan. com
19 RECOMMENDATIONS
     Based on the review, RPA makes the following recommendations:
1.	Monitor the oxide/sulphide boundary closely in Zone B to ensure that the two types of mineralization are sent to the correct plants.

2.	Mine and leach ore from Queimada as soon as possible in the mine life to establish that leaching characteristics are in line with those forecast in the Life of Mine Plan.

3.	Carry out quarterly or semi-annual reconciliations between the resource model for each zone and grade delivered to the heaps or the plant.

4.	Continue to expedite and monitor the permitting process for Zone C.

5.	Consideration should be given to widening the berms in the pit designs from 2.5 m, which is relatively narrow, to 7.5 m by triple benching.

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20 REFERENCES
Bharti Engineering Associates Inc. (1996): Sabará Gold Project – Feasibility Study – Internal Report for BW Mineraçao Ltda.
Central Technological Foundation of Minas Gerais (CETEC) (2004): Leaching and Percolation of Cyanide Solution in Zone A Ore – Internal Report MSOL.
Geoexplore Consultoria e Servicos (2003): Projeto Sabará Zona B, Mineracao Serras do Oeste Ltda. (MSOL) – Modelagem Geologia, Avaliacao de Reservas e Planejamento de Lavra.
Geoexplore Consultoria e Servicos (2004): Projeto Sabará Zona A, Mineracao Serras do Oeste Ltda. (MSOL) – Modelagem Geologia, Avaliacao de Reservas e Planejamento de Lavra.
Gerencia de Metalurgia Grupo de Pesquisas (1990): Laboratory Tests on Samples of Lamego Oxide – Internal Report for Mineracao Morro Velho.
Lobato L. M. et al (1998): Styles of Hydrothermal Alteration and Gold Mineralization Associated With The Nova Lima Group of the Quadrilatero Ferrifero: Part 1, Description of Selected Gold Deposits – Revista Brasileira de Geociencias – September 1998,
p. 339-3 54.
Machado I. C. (2005): Extended Sabará Gold Project – Feasibility Study Rev. 16 Nov 11 Version 4 – Internal Report for Jaguar Mining Inc.
Martini S. L. (1998): An Overview of Main Auriferous Regions of Brazil – Revista Brasileira de Geociencias, September 1998, p. 307-314.
Moreno & Associates (2005): Mineral Resources Evaluation, Zone A, C and Queimada Gold Project – Internal Report for Jaguar Mining Inc.
MSOL (2004): Environmental Control Report (RCA) & Environmental Control Plan (PCA) for the Zona A Leaching Plant, Sabará, MG, Brazil.
Pearson, Hofman & Associates Ltd. (1996): Report on 1995 and 1996 Exploration Programs, Sabará Property – Internal Report for BW Mineracao Ltda.
Roberto Carvalho Silva (2004): AngloGold Ashanti, Brazil — AngloGold Ashanti Country Report 2004.
Roscoe Postle Associates Inc. (1997): A Report on the Sabará Property – Internal Report for Brazilian Resources.

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ROSCOE POSTLE ASSOCIATES INC.	www. rpacan. com
Watts, Griffis and McQuat Ltd. (2000): Report on The Sabará Property – Internal Report for The Law Offices of Charles Platto.
Zucchetti M. et al (2000): Volcanic and Volcaniclastic Features in Archean Rocks and Their Tectonic Environments, Rio Das Velhas Greenstone Belt, Quadrilatero Ferrifero, MG, Brazil – Revista Brasileira de Geociencias, September 2000, p. 388-392.

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21 SIGNATURE PAGE
     This report titled “Technical Report on the Sabará Project, Sabará, Minas Gerais, Brazil”, prepared for Jaguar Mining Inc. and dated February 17, 2006, was prepared and signed by the following authors:

Dated at Toronto, Ontario	(Signed and Sealed) Graham
February 17, 2006	G. Clow, P. Eng Consulting
Mining Engineer Principal
Roscoe Postle Associates Inc.

Dated at Toronto, Ontario	(Signed and Sealed)
February 17, 2006	Wayne W. Valliant, P. Geo
Associate Consulting Geologist
Roscoe Postle Associates Inc.

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ROSCOE POSTLE ASSOCIATES INC.	www. rpacan. com
22 CERTIFICATE OF QUALIFICATIONS
GRAHAM G. CLOW
     I, Graham G. Clow, P.Eng., as an author of this report entitled “Technical Report on the Sabará Project, Minas Gerais, Brazil” prepared for Jaguar Mining Inc. and dated February 17, 2006, do hereby certify that:
1.	I am Principal Mining Engineer with Roscoe Postle Associates Inc. of Suite 501, 55 University Ave Toronto, ON, M5J 2H7.
2.	I am a graduate of Queen’s University, Kingston, Ontario Canada in 1972 with a Bachelor of Science degree in Geological Engineering and in 1974 with a Bachelor of Science degree in Mining Engineering.
3.	I am registered as a Professional Engineer in the Province of Ontario (Reg.# 8750507). I have worked as a mining engineer for a total of 32 years since my graduation. My relevant experience for the purpose of the Technical Report is:
•	Review and report as a consultant on numerous mining operations and Projects around the world for due diligence and regulatory requirements

•	Senior Engineer to Mine Manager at seven Canadian mines and projects

•	Senior person in charge of the construction of two mines in Canada

•	Senior VP Operations in charge of five mining operations, including two in Latin America

•	President of a gold mining company with one mine in Canada

•	President of a gold mining company with one mine in Mexico
4.	I have read the definition of “qualified person” set out in National Instrument 43-10 1 (“NI43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI43-101.

5.	I visited the Sabará Project on April 13 and 14, 2005.

6.	I am responsible for overall preparation of the Technical Report and specifically sections 1,2,15, and 17 to 22.

7.	I am independent of the Issuer applying the test set out in Section 1.4 of National Instrument 43-101.

8.	I have had no prior involvement with the property that is the subject of the Technical Report.

9.	I have read National Instrument 43-101F1, and the Technical Report has been prepared in compliance with National Instrument 43-101 and Form 43-101 F1.

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ROSCOE POSTLE ASSOCIATES INC.	www. rpacan. com
10.	To the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

11.	I consent to the filing of this Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of this Technical Report.
Dated 17th day of February, 2006
(Signed and Sealed)
Graham G. Clow, P. Eng

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ROSCOE POSTLE ASSOCIATES INC.	www. rpacan. com
WAYNE W. VALLIANT
     I, Wayne W. Valliant, P.Geo., as an author of this report entitled “Technical Report on the Sabará Project, Minas Gerais, Brazil” prepared for Jaguar Mining Inc. and dated February 17, 2006, do hereby certify that:
1.	I am an Associate Geologist with Roscoe Postle Associates Inc. of Suite 501, 55 University Ave Toronto, ON, M5J 2H7.
2.	I am a graduate of Carleton University, Ottawa, Ontario, Canada in 1973 with a Bachelor of Science degree in Geology.
3.	I am registered as a Professional Geologist in the Province of Ontario (Reg.# 1175). I have worked as a geologist for a total of 31 years since my graduation. My relevant experience for the purpose of the Technical Report is:
•	Review and report as a consultant on more than thirty mining operations and projects around the world for due diligence and resource/reserve review

•	Chief Geologist at three Canadian mines

•	Superintendent of Technical Services at three mines in Canada and Mexico

•	General Manager of Technical Services for corporation with operations and developing projects in Canada and Latin America
4.	I have read the definition of “qualified person” set out in National Instrument 43-10 1 (“NI43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI43-101.

5.	I visited the site on June 6-10, 2005 and January 16-17, 2006.

6.	I prepared sections 3 to 14 and section 16 of the Technical Report

7.	I am independent of the Issuer applying the test set out in Section 1.4 of National Instrument 43-101.

8.	I have had no prior involvement with the property that is the subject of the Technical Report.

9.	I have read National Instrument 43-101F1, and the Technical Report has been prepared in compliance with National Instrument 43-101 and Form 43-101 F1.

10.	To the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

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11.	I consent to the filing of this Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of this Technical Report.
Dated 17th day of February, 2006
(Signed and Sealed)
Wayne W. Valliant, P.Geo.

22-105

A. OFF-BALANCE SHEET ARRANGEMENTS
The Registrant is not a party to any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.
B. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
The Registrant’s contractual obligations as at December 31, 2006 are summarized as follows:

	Payments due in $ 000’s
Contractual Obligations	2007	2008	2009+	2010+	Total

Property Acquisitions
Turmalina	372	—	—	—	372
Purchase Commitments	—	—	—	—	—
Financing	5,274	6,151	4,399	—	15,824
Management Agreements[1]
Operations	744	—	—	—	744
Suppliers Agreements
Mine Operations[2]	595	—	—	—	595
Drilling[3]	324	—	—	—	324
Asset Retirement Obligations	289	53	—	1,882	2,224
Consulting[4]	172	—	—	—	172

Total	7,770	6,204	4,399	1,882	20,255

[1]	The management agreement is renegotiated on an annual basis. See note 14(a) to the Audited Financial Statements for the years ended December 31, 2006 and December 31, 2005, attached hereto as Document 3.

[2]	Jaguar has the right to cancel the mine operations contract with 90 days advance notice. The amount included in the contractual obligations table represents the amount due within 90 days.

[3]	Jaguar has the right to cancel the drilling contract with 30 days advance notice. The amount included in the contractual obligations table represents the amount due within 30 days.

[4]	See note 18(b) to the Audited Financial Statements for the years ended December 31, 2006 and December 31, 2005, attached hereto as Document 3.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
     A. Undertaking
     The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.
     B. Consent to Service of Process
     The Registrant is currently filing with the Commission a Form F-X in connection with the registration of the Common Shares.
EXHIBITS
     The following exhibits are filed as part of this registration statement:

Exhibit No.	Title
23.1	Consent of TechnoMine Services, LLC.

23.2	Consent of Wayne W. Valliant of Scott Wilson Roscoe Postle Associates Inc.

23.3	Consent of Graham G. Clow of Scott Wilson Roscoe Postle Associates Inc.

23.4	Consent of KPMG LLP.

99.1	Audited schedule of reconciliation of Canadian generally accepted principles, to principles generally accepted in the United States for the years ended December 31, 2005 and 2006 together with the auditor’s report thereon and the notes thereto, reconciled to U.S. GAAP in accordance with Item 17 of Form 20-F.

SIGNATURE
     Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

JAGUAR MINING INC.
June 15, 2007	By:	/s/ DANIEL R. TITCOMB
		Name:	Daniel R. Titcomb
		Title:	President and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Title

23.1	Consent of TechnoMine Services, LLC.

23.2	Consent of Wayne W. Valliant of Scott Wilson Roscoe Postle Associates Inc.

23.3	Consent of Graham G. Clow of Scott Wilson Roscoe Postle Associates Inc.

23.4	Consent of KPMG LLP.

99.1	Audited schedule of reconciliation of Canadian generally accepted principles, to principles generally accepted in the United States for the years ended December 31, 2004, 2005 and 2006 together with the auditor’s report thereon and the notes thereto, reconciled to U.S. GAAP in accordance with Item 17 of Form 20-F.